

Calgary Place
1700 355 4th Ave SW main 403.691.7575
Calgary AB T2P 0J1 fax 403.691.7576



June 28, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549
U.S.A.

To Whom It May Concern:

Re: AltaGas Income Trust
Rule 12g3-2(b) Exemption
File No. 82-34911

Please find enclosed certain information and/or documents furnished on behalf of AltaGas Income Trust, an unincorporated open-ended investment trust governed by the laws of the Province of Alberta, Canada (Rule 12g3-2(b) File No. 82-34911), submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934.

Sincerely,
AltaGas Income Trust,
By its administrator
AltaGas Ltd.

Myles Dougan
Vice President Communications & Investor Relations

Enclosure

dlw 7/2

Table of Content
Documents filed on SEDAR from Mar 19 – Jun 11, 2010

Jun 11	News release: AltaGas Income Trust announces monthly distribution and approval of plan of arrangement
Jun 11	Management information circular – French
Jun 4	Report of voting results
Jun 4	Material change report: Forrest Kerr
May 28	News release:: AltaGas signs electricity purchase agreement for Northwest BC run-of-river project
May 21	News release: AltaGas announces information pertaining to securityholder meeting to approve arrangement
May 20	News release: AltaGas Income Trust announces annual and special meeting of unitholders
May 10	MD&A – French
May 10	Interim financial statements – French
May 7	Form of proxy
May 7	Form of proxy
May 7	Management information circular – English
May 7	Notice of meeting
May 7	Other: Letter of transmittal
May 3	Form 8: Change in investor relations contact
May 1	Form 1: Change in issued and outstanding securities
Apr 29	MD&A – English
Apr 29	Interim financial statements – English
Apr 29	52-109F2: Certification of interim filings – CEO
Apr 29	52-109F2: Certification of interim filings – CFO
Apr 29	News release: AltaGas reports first quarter results and announces plans for corporate conversion
Apr 29	News release: AltaGas to acquire gas plant in Montney area in Northeast British Columbia
Apr 21	News release: AltaGas first quarter 2010 results and conference call advisory
Apr 12	News release: AltaGas Income Trust announces monthly distribution
Apr 1	Notice of the meeting and record date
Apr 1	Form 1: Change in issued and outstanding securities
Mar 29	News release: AltaGas Income Trust closes $200 million medium-term note offering
Mar 25	Annual report – English
Mar 24	News release: AltaGas closes acquisition of Landis Energy Corporation
Mar 23	News release: AltaGas announces successful offer for Landis Energy Corporation
Mar 22	Prospectus supplement – English
May 22	Prospectus supplement – French
Mar 19	Other: Ernst & Young's letter to securities commissions
Mar 1	Form 1: Change in issued and outstanding securities
Nov 1	Form 1: Change in issued and outstanding securities - Amendment

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION AND APPROVAL OF PLAN OF ARRANGEMENT

Calgary, Alberta (June 11, 2010) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) announced today that the June distribution will be paid on June 30th, 2010 to holders of record on June 25th, 2010, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The ex-distribution date is June 23rd, 2010. The amount of the distribution will be $0.18 for each Trust Unit and each Exchangeable Unit. This will be the last monthly distribution as an income trust.

The Trust has received all court and securityholder approvals for the previously announced plan of arrangement pursuant to which the Trust will convert into a dividend paying Corporation. Unitholders of the Trust voted over 98 per cent in favour of the conversion, which is expected to become effective on July 1, 2010. The dividend is initially expected to be set at $1.32 per share on an annual basis. The Board of Directors of AltaGas Ltd. is expected to reaffirm the July dividend, which will be paid as a Corporation on or about August 16th at $0.11 per share to shareholders of record on or about July 26th, 2010.

The Trust has a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan (the Plan) for eligible Unitholders of AltaGas Income Trust and AltaGas Holding Limited Partnership No. 1. The Premium component of the Plan is currently suspended. Information on the Plan is available on the AltaGas website at www.altagas.ca.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Investment Community
Myles Dougan
(403) 691-7594
1-877-691-7199
investor.relations@altagas.ca

Media
Adrianne Lovric
(403) 691-9873

adrianne.lovric@altagas.ca

SEC File # 82-34911

AltaGas

AVIS DE CONVOCATION À L'ASSEMBLÉE ANNUELLE ET EXTRAORDINAIRE DES PORTEURS DE TITRES

qui se tiendra le 3 juin 2010

et

AVIS DE REQUÊTE PRÉSENTÉ À LA COUR DU BANC DE LA REINE DE L'ALBERTA

et

CIRCULAIRE DE SOLLICITATION DE PROCURATIONS

relative au

PLAN D'ARRANGEMENT

concernant

ALTAGAS INCOME TRUST, ALTAGAS LTD., ALTAGAS GENERAL PARTNER INC., ALTAGAS HOLDING LIMITED PARTNERSHIP No. 1, ALTAGAS HOLDING LIMITED PARTNERSHIP No. 2, ALTAGAS HOLDING TRUST, ALTAGAS CONVERSION INC., ALTAGAS CONVERSION #2 INC., SOCIÉTÉ DE FIDUCIE COMPUTERSHARE DU CANADA (EN QUALITÉ DE FIDUCIAIRE CHARGÉ DU VOTE ET DE L'ÉCHANGE) ET LES PORTEURS DE TITRES D'ALTAGAS INCOME TRUST ET D'ALTAGAS HOLDING LIMITED PARTNERSHIP No. 1

Le 4 mai 2010

Si vous avez des doutes quant à la manière de donner suite à ces documents ou aux questions dont ils traitent, veuillez consulter votre conseiller spécialisé. Si vous avez besoin de renseignements supplémentaires relativement à l'exercice des droits de vote rattachés à vos titres d'AltaGas Income Trust, veuillez communiquer avec Services aux investisseurs Computershare Inc. sans frais au 1 800 564-6253 ou par courriel au service@computershare.com.

TABLE DES MATIÈRES

ADDENDA

AltaGas

Le 4 mai 2010

Madame, Monsieur,

Vous êtes invité à assister à l'assemblée annuelle et extraordinaire (l'« **assemblée** ») des porteurs de parts (les « **porteurs de parts** ») de fiducie (les « **parts de fiducie** ») d'AltaGas Income Trust (le « **Fonds** ») et des porteurs (les « **porteurs de parts B de LP1** », collectivement appelés, avec les porteurs de parts, les « **porteurs de titres** ») de parts de société en commandite de catégorie B (les « **parts B de LP1** ») d'AltaGas Holding Limited Partnership No. 1 (« **AltaGas LP1** ») qui se tiendra au Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary (Alberta) le jeudi 3 juin 2010 à 15 h (heure de Calgary). À l'assemblée, vous serez invité à examiner, entre autres, un projet d'arrangement (l'« **arrangement** ») concernant le Fonds, AltaGas Ltd. (« **AltaGas** »), AltaGas General Partner Inc. (le « **commandité** »), AltaGas LP1, AltaGas Holding Limited Partnership No. 2, AltaGas Holding Trust (« **Holding Trust** »), AltaGas Conversion Inc. (« **nouvelle AltaGas** »), AltaGas Conversion #2 Inc. (« **nouvelle AltaGas 2** »), Société de fiducie Computershare du Canada (en qualité de fiduciaire aux termes de la convention de vote et d'échange fiduciaires du Fonds) et les porteurs de titres. **Si vous ne pouvez assister à l'assemblée, veuillez remplir le formulaire de procuration ou le formulaire d'instructions de vote applicable ci-joint et le soumettre le plus rapidement possible.**

Si l'arrangement est approuvé, il entraînera la réorganisation du Fonds en société par actions qui versera des dividendes et qui s'appellera « **AltaGas Ltd.** » (« **nouvelle AltaGas Amalco** »). Le conseil d'administration et la haute direction de nouvelle AltaGas Amalco seront composés des membres actuels du conseil d'administration du commandité et de la haute direction d'AltaGas, l'administrateur actuel du Fonds. Sous réserve de l'approbation de son conseil d'administration, nouvelle AltaGas Amalco a l'intention d'établir une politique de dividendes selon laquelle elle déclarera au départ des dividendes annuels de 1,32 $ par action de nouvelle AltaGas Amalco (définie ci-après) qui seront versés mensuellement.

Depuis que le gouvernement fédéral a annoncé, le 31 octobre 2006, que le traitement fiscal des fiducies de revenu sera modifié le 1er janvier 2011, le Fonds a envisagé et étudié diverses possibilités de restructuration s'offrant à lui et a passé en revue ses objectifs stratégiques dans le but de se doter de la structure la plus appropriée pour assurer sa viabilité et sa pérennité. À la suite de ces examens et de ces discussions, le conseil d'administration du commandité croit que la conversion en une structure de société par actions est pour l'instant la meilleure manière pour le Fonds de réaliser son plan stratégique.

La direction et le conseil d'administration recommandent l'arrangement aux porteurs de titres parce qu'ils croient que son échéancier, ses mécanismes et ses résultats procureront certains avantages stratégiques au Fonds et à ses porteurs de titres, notamment les suivants : (i) la structure organisationnelle sera plus simple et efficace après l'arrangement; les participants au marché la comprendront et l'évalueront donc plus facilement et cela éliminera l'incertitude qui règne actuellement sur les marchés financiers; (ii) la structure organisationnelle résultant de l'arrangement devrait procurer une plus grande latitude en matière de croissance du capital à long terme et des rendements en espèces fiables; (iii) nouvelle AltaGas Amalco a l'intention d'affecter ses flux de trésorerie disponibles plus élevés au financement d'occasions d'acquisition et d'occasions de croissance interne éventuelles; (iv) la structure organisationnelle résultant de l'arrangement devrait améliorer l'accès de nouvelle AltaGas Amalco aux capitaux; (v) les titres pourront être échangés contre des actions de nouvelle AltaGas Amalco aux termes de l'arrangement par transfert libre d'impôt pour l'application de l'impôt sur le revenu fédéral canadien; (vi) l'élimination de la structure de fiducie aux termes de l'arrangement éliminera la restriction sur la propriété des non-résidents applicable aux fiducies de revenu, ce qui procurera un meilleur accès aux marchés financiers et plus de liquidité; (vii) il sera plus efficace et moins coûteux de faire approuver l'arrangement par les porteurs de titres à l'assemblée annuelle; (viii) les restrictions relatives à la « croissance normale » et à « l'expansion injustifiée » prévues par les règles EIPD qui empêchent actuellement le Fonds d'envisager des acquisitions stratégiques cesseront de s'appliquer; (ix) la réalisation de l'arrangement avant 2011 permettra d'éviter l'imposition à titre d'EIPD.

Aux termes de l'arrangement, les porteurs de parts recevront une action ordinaire (une « **action de nouvelle AltaGas Amalco** ») de nouvelle AltaGas Amalco par part de fiducie qu'ils détiennent et les porteurs de parts B de

LP1 recevront une action de nouvelle AltaGas Amalco par part B de LP1 qu'ils détiennent. L'arrangement a été structuré pour permettre aux porteurs de parts et aux porteurs de parts B de LP1 de recevoir des actions de nouvelle AltaGas Amalco avec report d'impôt pour l'application de l'impôt sur le revenu fédéral canadien. La Bourse de Toronto (la « **TSX** ») a approuvé sous condition l'inscription de substitution des actions de nouvelle AltaGas Amalco pouvant être émises aux termes de l'arrangement, sous réserve du respect, par nouvelle AltaGas Amalco, des conditions de la TSX.

La résolution approuvant l'arrangement et les questions connexes (la « **résolution relative à l'arrangement** ») doit être approuvée au moins au deux tiers des voix exprimées par les porteurs de titres présents ou représentés par fondés de pouvoir, votant ensemble comme une seule catégorie à l'assemblée. L'arrangement est également assujetti à l'approbation de la Cour du Banc de la Reine de l'Alberta et à l'obtention des approbations nécessaires des autorités de réglementation.

En plus de se prononcer sur la résolution relative à l'arrangement, à l'assemblée, les porteurs de titres seront également invités à faire ce qui suit : (i) recevoir les états financiers vérifiés du Fonds pour l'exercice terminé le 31 décembre 2009; (ii) fixer à neuf le nombre d'administrateurs qui seront élus pour l'exercice qui suit et élire ces administrateurs; (iii) nommer les vérificateurs pour l'exercice qui suit et autoriser les administrateurs à fixer leur rémunération; (iv) approuver le régime d'options d'achat de titres de nouvelle AltaGas (qui sera pris en charge par nouvelle AltaGas Amalco aux termes de l'arrangement); (v) traiter les autres questions dont l'assemblée peut être dûment saisie. L'assemblée doit se saisir des éléments énumérés aux clauses (i), (ii) et (iii) même si l'arrangement n'a pas lieu.

Aux termes de l'arrangement, nouvelle AltaGas Amalco prendra en charge le régime de distributions Premium^MC, de réinvestissement des distributions et d'achat de parts facultatif de nouvelle AltaGas Amalco (le « **RRD** ») et toutes les conventions connexes et elle les modifiera et les mettra à jour pour que, entre autres, tous les participants existants au RRD soient réputés être des participants au RRD modifié et mis à jour sans autre mesure de leur part et pour que les porteurs d'actions de nouvelle AltaGas Amalco puissent participer au RRD modifié et mis à jour relativement aux dividendes en espèces déclarés et versés par nouvelle AltaGas Amalco sur les actions de nouvelle AltaGas Amalco.

Le conseil d'administration du commandité, après s'être renseigné et avoir fait sa propre une analyse, a établi à l'unanimité que l'arrangement est équitable pour les porteurs de titres et est dans l'intérêt du Fonds et des porteurs de titres et il a unanimement recommandé à ces derniers de voter en faveur de la résolution relative à l'arrangement.

Les administrateurs et les dirigeants du commandité et d'AltaGas, ainsi que les personnes ayant des liens avec eux, qui sont dans l'ensemble propriétaires d'environ 4,54 % des parts de fiducie et des parts B de LP1 en circulation à la date de référence fixée pour l'assemblée ont indiqué qu'ils ont l'intention de voter en faveur de l'arrangement.

La circulaire ci-jointe comprend une description détaillée de l'arrangement et des autres questions dont l'assemblée sera saisie, ainsi que des renseignements détaillés sur le Fonds et nouvelle AltaGas Amalco. Veuillez accorder à ce document toute l'attention qu'il mérite et, si vous avez besoin d'aide, consulter vos conseillers financiers ou fiscaux ou vos autres conseillers spécialisés ou communiquer avec notre dépositaire, Services aux Investisseurs Computershare Inc., aux numéros inscrits au plat verso de la circulaire.

Si vous êtes un porteur inscrit de parts de fiducie ou de parts B de LP1 et que vous ne pouvez assister à l'assemblée, veuillez remplir et remettre le formulaire de procuration ci-joint ou, le cas échéant, le formulaire d'instructions de vote, et le retourner dans le délai prescrit pour être sûr d'être représenté à l'assemblée. Vous devriez également remplir et soumettre la lettre d'envoi, qui est également jointe, avec les certificats (ou, dans le cas des parts B de LP1 uniquement, une copie des certificats de parts B de LP1) représentant vos parts de fiducie ou vos parts B de LP1 (ou demander à votre courtier ou à votre prête-nom de remplir la lettre d'envoi en votre nom) pour recevoir vos actions de nouvelle AltaGas Amalco dès que possible après la date d'effet. Si vous êtes un porteur de parts de fiducie ou un porteur de parts B de LP1 non inscrit et que vous recevez ces documents par l'entremise de votre courtier ou d'un autre intermédiaire, veuillez remplir et retourner le formulaire de procuration ou le formulaire d'instructions de vote, selon le cas, qui vous a été remis avec les instructions fournies par votre courtier ou votre intermédiaire.

Si vous ne pouvez assister à l'assemblée, vous pouvez aussi écouter sa retransmission en direct sur le Web, qui sera disponible sur le site Web du Fonds au www.altagas.ca le jeudi 3 juin 2010 à compter de 15 h (heure de Calgary). Cependant, vous ne pourrez pas voter ou participer à l'assemblée en direct sur le Web.

Avec deux milliards de dollars de projets à des stades de mise en valeur avancés, AltaGas s'apprête à entrer dans une nouvelle phase de son histoire. Les occasions de croissance importantes seront soutenues par une politique de dividendes qui équilibre les revenus et la croissance en vue de procurer des rendements à long terme durables à nos investisseurs. Notre réorganisation en structure de société par actions améliorera notre accès aux capitaux et nous procurera une plateforme de financement solide pour soutenir notre stratégie de croissance.

Nous espérons avoir le plaisir de vous rencontrer à l'assemblée.

Veuillez agréer, Madame, Monsieur, l'expression de nos sentiments les meilleurs.

Le président du conseil et chef de la direction d'AltaGas General Partner Inc., délégué du fiduciaire d'AltaGas Income Trust, et d'AltaGas Ltd., administrateur d'AltaGas Income Trust

(signé) « *David W. Cornhill* »
David W. Cornhill

ALTAGAS INCOME TRUST

AVIS DE CONVOCATION À L'ASSEMBLÉE ANNUELLE ET EXTRAORDINAIRE
qui se tiendra le 3 juin 2010

AVIS EST PAR LES PRÉSENTES DONNÉ qu'aux termes d'une ordonnance (l'« **ordonnance provisoire** ») de la Cour du Banc de la Reine de l'Alberta datée du 3 mai 2010, une assemblée annuelle et extraordinaire (l'« **assemblée** ») des porteurs de parts (les « **porteurs de parts** ») de fiducie (les « **parts de fiducie** ») d'AltaGas Income Trust (le « **Fonds** ») et des porteurs (les « **porteurs de parts B de LP1** » collectivement appelés, avec les porteurs de parts, les « **porteurs de titres** ») de parts de société en commandite de catégorie B (les « **parts B de LP1** » et, avec les parts de fiducie, les « **titres** ») d'AltaGas Holding Limited Partnership No. 1 (« **AltaGas LP1** ») se tiendra au Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary (Alberta) le jeudi 3 juin 2010 à 15 h (heure de Calgary) aux fins suivantes :

a) examiner, conformément à l'ordonnance provisoire et, s'il est jugé souhaitable de le faire, adopter avec ou sans modification une résolution spéciale (la « **résolution relative à l'arrangement** »), dont le texte intégral figure à l'appendice A de la circulaire de sollicitation de procurations du Fonds ci-jointe datée du 4 mai 2010 (la « **circulaire** »), qui vise à approuver un plan d'arrangement (l'« **arrangement** ») pris aux termes de l'article 192 de la *Loi canadienne sur les sociétés par actions* (la « **LCSA** »), comme il est décrit plus en détail dans la circulaire;

b) recevoir le rapport annuel des administrateurs d'AltaGas General Partner Inc. (le « **commandité** ») à l'intention des porteurs de parts, au nom du Fonds, et les états financiers consolidés du Fonds pour l'exercice terminé le 31 décembre 2009 ainsi que le rapport des vérificateurs s'y rapportant;

c) établir le nombre d'administrateurs du commandité, examiner les candidatures à l'élection au conseil d'administration du commandité et demander à Société de fiducie Computershare du Canada, en qualité de fiduciaire du Fonds, d'organiser l'élection des administrateurs du commandité;

d) nommer Ernst & Young s.r.l./S.E.N.C.R.L. vérificateurs du Fonds et autoriser les administrateurs du commandité à établir la rémunération d'Ernst & Young s.r.l./S.E.N.C.R.L. en cette qualité;

e) examiner et, s'il est jugé souhaitable de le faire, adopter avec ou sans modification une résolution ordinaire approuvant un régime d'options d'achat d'actions d'AltaGas Conversion Inc. (« **nouvelle AltaGas** ») qui sera pris en charge par la société issue de la fusion d'AltaGas Ltd., de nouvelle AltaGas et d'AltaGas Conversion #2 Inc. aux termes de l'arrangement (« **nouvelle AltaGas Amalco** »), comme il est décrit plus en détail dans la circulaire et dans le formulaire joint à l'appendice D de la circulaire;

f) traiter les autres questions dont l'assemblée, ou toute reprise de celle-ci, peut être dûment saisie.

Des précisions sur les questions à l'ordre du jour de l'assemblée sont données dans la circulaire. Un exemplaire du plan d'arrangement relatif à l'arrangement est reproduit à la pièce A de la convention d'arrangement jointe en appendice C à la circulaire. La date de référence (la « **date de référence** ») pour décider des porteurs de titres qui seront habiles à recevoir l'avis de convocation à l'assemblée et à y voter est le 29 avril 2010. Seuls les porteurs de titres dont les noms figurent dans le registre pertinent des porteurs de titres au moment de la fermeture des bureaux à la date de référence seront habiles à recevoir l'avis de convocation à l'assemblée et à y voter.

Les porteurs de titres voteront ensemble comme une seule catégorie à l'assemblée. Chaque part de fiducie en circulation à la date de référence donne droit à une voix. Société de fiducie Computershare du Canada (le « **fiduciaire** »), porteur de la part à droit de vote spécial du Fonds, pour le bénéfice des porteurs de parts B de LP1, a droit au nombre de voix à l'assemblée qui correspond au nombre total de parts B de LP1 en circulation à la date de référence.

Le porteur de parts qui ne peut assister à l'assemblée doit remplir et signer le formulaire de procuration ci-joint et le remettre par courrier ordinaire à Société de fiducie Computershare du Canada, 100 University Ave., 9th Floor, Toronto (Ontario) M5J 2Y1 (ou l'envoyer par service de messagerie ou le remettre en mains propres à Société de fiducie Computershare du Canada à ses bureaux de Calgary au 600, 530 – 8th Avenue S.W., Calgary (Alberta) T2P 3S8). Pour être valable et être utilisé à l'assemblée, le formulaire de procuration doit être reçu au plus tard à 15 h (heure de Calgary) le deuxième jour ouvrable avant la date de l'assemblée ou de sa reprise ou être déposé auprès du président de l'assemblée avant le commencement de l'assemblée.

Le porteur de parts B de LP1 qui ne peut assister à l'assemblée doit remplir et signer le formulaire d'instructions de vote ci-joint et le remettre par courrier ordinaire à Société de fiducie Computershare du Canada, 100 University Ave., 9th Floor, Toronto (Ontario) M5J 2Y1 (ou l'envoyer par service de messagerie ou le remettre en mains propres à Société de fiducie Computershare du Canada à ses bureaux de Calgary au 600, 530 – 8th Avenue S.W., Calgary (Alberta) T2P 3S8). Pour être valable et être utilisé à l'assemblée, le formulaire d'instructions de vote doit être reçu au plus tard à 15 h (heure de Calgary) le deuxième jour ouvrable avant la date de l'assemblée ou de sa reprise ou être déposé auprès du président de l'assemblée avant le commencement de l'assemblée. Le formulaire d'instructions de vote est le moyen par lequel les porteurs de parts B de LP1 peuvent autoriser l'exercice des droits de vote rattachés aux parts B de LP1 à l'assemblée. Chaque droit de vote sera exercé uniquement de la manière prévue dans le formulaire d'instructions de vote. En l'absence d'instructions de vote, aucun droit de vote ne sera exercé au nom des porteurs de parts B de LP1.

Si vous êtes un porteur de titres non inscrit et que vous recevez ces documents par l'entremise de votre courtier ou d'un autre intermédiaire, veuillez remplir et retourner le formulaire de procuration ou le formulaire d'instructions de vote, selon le cas, qui vous a été fourni conformément aux instructions de votre courtier ou intermédiaire.

FAIT à Calgary (Alberta), ce 4e jour de mai 2010.

PAR ORDRE DU CONSEIL D'ADMINISTRATION D'ALTAGAS GENERAL PARTNER INC., délégué du fiduciaire d'**ALTAGAS INCOME TRUST**

Le président du conseil et chef de la direction
d'AltaGas General Partner Inc.

(signé) *« David W. Cornhill »*
David W. Cornhill

COUR DU BANC DE LA REINE DE L'ALBERTA
DISTRICT JUDICIAIRE DE CALGARY

DANS L'AFFAIRE DE L'ARTICLE 192 DE LA *LOI CANADIENNE SUR LES SOCIÉTÉS PAR ACTIONS*, L.R.C. 1985, c. C-44, DANS SA VERSION MODIFIÉE

ET DANS L'AFFAIRE DU PROJET D'ARRANGEMENT CONCERNANT ALTAGAS INCOME TRUST, ALTAGAS LTD., ALTAGAS GENERAL PARTNER INC., ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 2, ALTAGAS HOLDING TRUST, ALTAGAS CONVERSION INC., ALTAGAS CONVERSION #2 INC., SOCIÉTÉ DE FIDUCIE COMPUTERSHARE DU CANADA (EN SA QUALITÉ DE FIDUCIAIRE CHARGÉ DU VOTE ET DE L'ÉCHANGE) ET LES PORTEURS DE TITRES D'ALTAGAS INCOME TRUST ET D'ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

AVIS DE REQUÊTE

AVIS EST PAR LES PRÉSENTES DONNÉ qu'une requête (la « **requête** ») a été déposée auprès de la Cour du Banc de la Reine de l'Alberta, district judiciaire de Calgary (la « **Cour** ») au nom d'AltaGas Income Trust (le « **Fonds** »), d'AltaGas Ltd. (« **AltaGas** »), d'AltaGas General Partner Inc. (le « **commandité** »), d'AltaGas Holding Limited Partnership No. 1 (« **AltaGas LP1** »), d'AltaGas Holding Limited Partnership No. 2 (« **AltaGas LP2** »), d'AltaGas Holding Trust (« **Holding Trust** »), d'AltaGas Conversion Inc. (« **nouvelle AltaGas** ») et d'AltaGas Conversion #2 Inc. (« **nouvelle AltaGas 2** ») relativement à un projet d'arrangement (l'« **arrangement** ») pris aux termes de l'article 192 de la *Loi canadienne sur les sociétés par actions*, L.R.C. 1985, c. C-44, dans sa version modifiée (la « **LCSA** »), concernant (collectivement, les parties suivantes sont les « **parties à l'arrangement** ») le Fonds, AltaGas, le commandité, AltaGas LP1, AltaGas LP2, Holding Trust, nouvelle AltaGas, nouvelle AltaGas 2, Société de fiducie Computershare du Canada (en qualité de fiduciaire aux termes de la convention de vote et d'échange fiduciaires du Fonds) et les porteurs de parts de fiducie du Fonds et de parts de société en commandite de catégorie B d'AltaGas LP1 (collectivement, les « **porteurs de titres** »), arrangement qui est décrit plus en détail dans la circulaire de sollicitation de procurations du Fonds datée du 4 mai 2010 et jointe au présent avis de requête. À l'audience de la requête, le Fonds, AltaGas, le commandité, AltaGas LP1, AltaGas LP2, Holding Trust, nouvelle AltaGas et nouvelle AltaGas 2 ont l'intention d'obtenir :

a) une déclaration selon laquelle les conditions de l'arrangement et les formalités s'y rapportant sont équitables pour les personnes concernées, y compris les porteurs de titres;

b) une ordonnance approuvant l'arrangement aux termes de l'article 192 de la LCSA;

c) une déclaration selon laquelle l'arrangement, au dépôt des clauses de l'arrangement aux termes de l'article 192 de la LCSA, prendra effet conformément à ses conditions et liera chaque partie à l'arrangement à compter de la date d'effet, définie dans l'arrangement;

d) toute autre ordonnance, déclaration et instruction que la Cour peut juger juste.

La Cour a été avisée que son ordonnance approuvant l'arrangement, si elle est prononcée, constituera le fondement d'une dispense des obligations d'inscription prévues par l'article 3(a)(10) de la *Securities Act of 1933* des États-Unis, dans sa version modifiée, relativement aux titres qui seront émis aux porteurs de titres aux termes de l'arrangement.

AVIS EST ÉGALEMENT DONNÉ que la requête sera instruite devant un juge de la Cour du Banc de la Reine de l'Alberta, Calgary Courts Centre, 601 – 5th Street S.W., Calgary (Alberta) le 4e jour de juin 2010 à 9 h (heure de Calgary), ou dès qu'un conseiller juridique pourra être entendu par la suite. Les porteurs de titres ou les autres

parties intéressées qui souhaitent appuyer la requête ou s'y opposer peuvent comparaître à l'audience ou y être représentés par un conseiller juridique. **Les porteurs de titres ou les autres parties intéressées qui souhaitent comparaître doivent déposer auprès de la Cour et signifier au Fonds un avis de leur intention de comparaître au plus tard à 16 h (heure de Calgary) le 28 mai 2010, incluant une adresse de signification dans la province de l'Alberta, avec les preuves ou les documents qui seront présentés à la Cour.** La signification au Fonds se fait par remise des documents au conseiller juridique du Fonds à l'adresse indiquée ci-après. Si un porteur de titres ou toute autre partie intéressée ne comparaît pas à ce moment-là en personne ou par l'entremise de son conseiller juridique, la Cour peut approuver l'arrangement tel qu'il est présenté ou sous réserve des conditions qu'elle juge appropriées, sans autre avis de sa part.

AVIS EST ÉGALEMENT DONNÉ qu'aucun autre avis de requête ne sera donné par le Fonds, AltaGas, le commandité, AltaGas LP1, AltaGas LP2, Holding Trust, nouvelle AltaGas et nouvelle AltaGas 2 et que, si l'audience de la requête est ajournée, seules les personnes qui ont comparu devant la Cour à l'audience de la demande se verront signifier un avis de la date de reprise de l'audience.

AVIS EST ÉGALEMENT DONNÉ que la Cour, par l'ordonnance provisoire, a donné des instructions concernant la convocation et la tenue d'une assemblée des porteurs de titres pour que ces derniers votent sur une résolution visant à approuver l'arrangement.

AVIS EST ÉGALEMENT DONNÉ qu'un exemplaire de cette requête et des autres documents de l'instance sera fourni aux porteurs de titres et aux parties intéressées qui en font la demande par le conseiller juridique du Fonds mentionné ci-après sur demande écrite qui lui est présentée à l'adresse suivante :

Stikeman Elliott S.E.N.C.R.L., s.r.l.
4300 Bankers Hall West
888 – 3rd Street S.W.
Calgary (Alberta) T2P 5C5
À l'attention de : Christopher W. Nixon

FAIT à Calgary (Alberta), ce 4e jour de mai 2010.

PAR ORDRE DU CONSEIL D'ADMINISTRATION D'ALTAGAS GENERAL PARTNER INC.

Le président du conseil et chef de la direction d'AltaGas General Partner Inc., délégué du fiduciaire d'AltaGas Income Trust

(signé) *« David W. Cornhill »*
David W. Cornhill

QUESTIONS ET RÉPONSES À PROPOS DE L'ARRANGEMENT

Les questions et réponses suivantes ont pour but d'aider les porteurs de titres à prendre une décision sur la manière d'exercer les droits de vote à l'assemblée. Une description plus détaillée suit les questions et réponses. Sauf indication contraire, le glossaire qui commence à la page 5 de la présente circulaire s'applique aux présentes questions et réponses.

Q. Ai-je le droit de voter?

A. Vous avez le droit de voter si vous êtes un porteur de parts de fiducie ou de parts B de LP1 à la fermeture des bureaux le 29 avril 2010, la date de référence fixée pour l'assemblée. Chaque part de fiducie et chaque part B de LP1 donne droit à une voix.

Q. Sur quoi vais-je voter?

A. Vous voterez sur :

- le projet de conversion du Fonds en société par actions au moyen d'un plan d'arrangement pris aux termes de la *Loi canadienne sur les sociétés par actions*;
- un nouveau régime d'options d'achat d'actions de nouvelle AltaGas (qui sera pris en charge par nouvelle AltaGas Amalco aux termes de l'arrangement) si l'arrangement est réalisé;
- l'élection des administrateurs jusqu'à la réalisation de l'arrangement ou la clôture de la prochaine assemblée générale annuelle, si elle a lieu avant;
- la nomination d'Ernst & Young s.r.l./S.E.N.C.R.L. comme vérificateurs du Fonds jusqu'à la réalisation de l'arrangement ou la clôture de la prochaine assemblée générale annuelle, si elle a lieu avant.

Q. Qu'arrivera-t-il si ces questions sont modifiées ou si l'assemblée est saisie d'autres questions ?

A. Si vous assistez à l'assemblée et que vous avez le droit de voter, vous pouvez voter sur les questions que vous choisissez. Si vous avez rempli et retourné un formulaire de procuration ou un formulaire d'instructions de vote, la personne désignée dans le formulaire de procuration ou dans le formulaire d'instructions de vote aura un pouvoir discrétionnaire relativement aux modifications apportées aux questions identifiées dans l'avis de convocation et aux autres questions dont l'assemblée peut être dûment saisie. À la date de la circulaire ci-jointe, la direction n'a pas connaissance de modifications ou d'autres questions dont l'assemblée devrait être saisie. Si d'autres questions sont dûment soumises à l'assemblée, les personnes nommées dans le formulaire de procuration voteront sur ces questions selon leur bon jugement.

Q. Où et quand l'assemblée aura-t-elle lieu?

A. L'assemblée aura lieu le jeudi 3 juin 2010 à 15 h (heure de Calgary) au Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary (Alberta).

Q. En quoi consiste l'arrangement?

A. L'arrangement est une procédure prévue par la LCSA. Si l'arrangement est approuvé par les porteurs de titres, la Cour et les autorités de réglementation compétentes et est mis en œuvre par le Fonds, les parts de fiducie ou les parts B de LP1 que vous détenez seront finalement échangées contre des actions ordinaires d'une société fusionnée qui détiendra, directement ou indirectement, la totalité des actifs que le Fonds détenait indirectement auparavant.

Q. Qui sollicite ma procuration?

A. La direction du Fonds sollicite votre procuration. La sollicitation de procurations se fait principalement par la poste, est complétée par téléphone ou d'une autre manière et tous les frais s'y rapportant sont payés par le Fonds.

Q. Comment puis-je voter ?

A. Si vous avez le droit de voter et que vos parts de fiducie ou parts B de LP1 sont immatriculées à votre nom, vous pouvez exercer les droits de vote rattachés à vos titres à l'assemblée ou signer votre formulaire de procuration ou votre formulaire d'instructions de vote et le retourner dans l'enveloppe affranchie qui vous est fournie; vous pouvez également voter par Internet au www.investorvote.com ou par téléphone au numéro sans frais 1 866 732-VOTE (8683).

Si vos titres ne sont pas immatriculés à votre nom mais sont détenus par un prête-nom, veuillez lire ce qui suit.

Q. Comment un porteur de titres non inscrit peut-il voter?

A. Si vos titres ne sont pas immatriculés à votre nom mais sont détenus au nom d'un prête-nom (habituellement une banque, une société de fiducie, un courtier en valeurs mobilières ou une autre institution financière), votre prête-nom doit obtenir vos instructions sur la manière d'exercer les droits de vote rattachés à vos titres. Votre prête-nom vous fournira une trousse d'information contenant notamment les documents relatifs à l'assemblée et un formulaire de procuration ou un formulaire d'instructions de vote. Veuillez suivre à la lettre les instructions jointes au formulaire de procuration ou au formulaire d'instructions de vote.

Q. Comment un porteur de titres non inscrit peut-il voter à l'assemblée?

A. Le Fonds ne connaît pas les noms de tous ses porteurs de titres non inscrits. Par conséquent, si vous êtes un porteur de titres non inscrit et que vous assistez à l'assemblée, vous ne serez pas inscrit comme porteur de titres et votre droit de vote ne sera pas consigné sauf si vous avez été nommé fondé de pouvoir par votre prête-nom. Si vous souhaitez voter à l'assemblée, inscrivez votre nom dans l'espace prévu à cette fin dans le formulaire de procuration ou le formulaire d'instructions de vote envoyé par votre prête-nom. Vous demandez ainsi à votre prête-nom de vous nommer fondé de pouvoir. Veuillez remplir le formulaire en suivant les instructions de retour fournies par votre prête-nom. Vous devriez signaler votre présence à un représentant de Société de fiducie Computershare du Canada dès votre arrivée à l'assemblée.

Q. Qui exerce les droits de vote rattachés à mes titres et comment seront-ils exercés si je retourne un formulaire de procuration ou un formulaire d'instructions de vote?

A. En remplissant et en retournant convenablement un formulaire de procuration ou un formulaire d'instructions de vote, vous autorisez les personnes qui y sont nommées à assister à l'assemblée et à exercer les droits de vote rattachés à vos titres. Vous pouvez utiliser le formulaire de procuration ou le formulaire d'instructions de vote ci-joint, selon le cas, ou un autre formulaire de procuration ou formulaire d'instructions de vote convenable pour nommer votre fondé de pouvoir.

Les droits de vote rattachés aux titres représentés par votre formulaire de procuration ou votre formulaire d'instructions de vote doivent être exercés conformément aux instructions que vous avez fournies dans le formulaire de procuration ou le formulaire d'instructions de vote. Si vous remplissez et retournez convenablement votre procuration mais que vous n'indiquez pas comment vous souhaitez exercer les droits de vote rattachés à vos parts de fiducie, votre fondé de pouvoir les exercera comme il l'entend.

Sauf si des instructions contraires sont fournies, les droits de vote rattachés aux titres représentés par des procurations reçues par la direction seront votés de la manière suivante :

- EN FAVEUR de l'arrangement;
- EN FAVEUR de l'adoption d'un nouveau régime d'options d'achat d'actions de nouvelle AltaGas (qui sera pris en charge par nouvelle AltaGas Amalco aux termes de l'arrangement);
- EN FAVEUR de l'élection des candidats aux postes d'administrateurs du commandité mentionnés dans la circulaire jointe aux présentes;
- EN FAVEUR de la nomination d'Ernst & Young s.r.l./S.E.N.C.R.L. comme vérificateurs du Fonds.

Si vous remplissez et retournez convenablement votre formulaire d'instructions de vote mais que vous n'indiquez pas comment vous souhaitez exercer les droits de vote rattachés à vos parts B de LP1, ceux-ci ne seront pas exercés à l'assemblée. Chaque voix sera exercée de la manière indiquée dans le formulaire d'instructions de vote seulement. En l'absence d'instructions de vote, il n'y aura pas de droits de vote exercés au nom des porteurs de parts B de LP1.

Q. Quand l'arrangement sera-t-il réalisé?

A. Si toutes les conditions de l'arrangement indiquées dans la convention d'arrangement sont remplies ou font l'objet de renonciations, le Fonds prévoit que la date d'effet tombera vers le 1er juillet 2010. Il n'est cependant pas possible d'établir la date d'effet avec certitude.

Q. Comment vais-je recevoir les certificats d'actions de la société fusionnée en échange de mes certificats de parts de fiducie ou de parts B de LP1?

A. Les porteurs de titres inscrits recevront une lettre d'envoi qui doit être remplie et envoyée avec les certificats (ou, dans le cas des parts B de LP1 uniquement, une copie des certificats de parts B de LP1) représentant vos titres à Services aux investisseurs Computershare Inc., le dépositaire de l'arrangement, aux bureaux indiqués dans la lettre d'envoi. Si vos titres ne sont pas immatriculés à votre nom mais sont détenus par un prête-nom, veuillez communiquer avec votre prête-nom pour obtenir des instructions.

Q. Les actions de la société fusionnée seront-elles inscrites à la cote d'une bourse?

A. La Bourse de Toronto a approuvé sous condition l'inscription à sa cote des actions de la société fusionnée sous le symbole existant du Fonds « ALA », sous réserve du respect des conditions d'inscription applicables de la TSX.

Q. Puis-je nommer une personne autre que les personnes désignées dans le formulaire de procuration ou dans le formulaire d'instructions de vote ci-joint pour exercer les droits de vote rattachés à mes titres?

A. Oui, vous avez le droit de nommer la personne de votre choix, qui n'a pas à être un porteur de titres, pour assister et agir en votre nom à l'assemblée. Si vous souhaitez nommer une personne autre que les personnes désignées dans le formulaire de procuration ou dans le formulaire d'instructions de vote, veuillez biffer les noms inscrits et les remplacer par le nom du fondé de pouvoir que vous avez choisi dans l'espace prévu à cette fin.

NOTE : Il est important de veiller à ce que la personne que vous nommez assiste à l'assemblée et sache qu'elle a été nommée pour exercer les droits de vote rattachés à vos titres. Les fondés de pouvoir devraient signaler leur présence à un représentant de Société de fiducie Computershare du Canada dès leur arrivée à l'assemblée.

Q. Qu'arrive-t-il si mes titres sont immatriculés à plus d'un nom ou au nom de ma société?

A. Si les titres sont immatriculés à plus d'un nom, toutes les personnes concernées doivent signer le formulaire de procuration. Si des titres sont immatriculés au nom de votre société ou à un nom autre que le vôtre, vous pourriez avoir besoin des documents qui prouvent que vous êtes autorisé à signer le formulaire de procuration ou le formulaire d'instructions de vote.

Q. Mon vote est-il confidentiel?

A. Votre vote est confidentiel. Les formulaires de procuration et d'instructions de vote sont reçus, comptés et dépouillés par notre agent des transferts, Société de fiducie Computershare du Canada, qui ne divulgue pas les résultats individuels du scrutin sauf s'ils contiennent un commentaire écrit clairement destiné à la direction, en cas de contestation ou de problème de validation de la procuration, ou si le respect des obligations légales l'exige.

Q. Que dois-je faire si j'ai d'autres questions à poser?

A. Si vous avez une question concernant l'assemblée, veuillez communiquer avec Société de fiducie Computershare du Canada au 1 800 564-6253 ou au www.computershare.com, ou communiquer avec le Fonds au 1 877 691-7199 ou au 403 691-7100 ou à l'adresse ALInvestorRelations@altagas.ca.

Diffusion de l'assemblée sur le Web

Si vous ne pouvez assister à l'assemblée, vous pouvez également écouter une diffusion en direct de l'assemblée sur le site Web du Fonds au www.altagas.ca le jeudi 3 juin 2010 à partir de 15 h (heure de Calgary); cependant, vous ne pourrez voter ou autrement participer à l'assemblée au moyen de cette diffusion.

CIRCULAIRE DE SOLLICITATION DE PROCURATIONS

Introduction

La présente circulaire est fournie dans le cadre de la sollicitation de procurations par le commandité, délégué du fiduciaire, pour le fiduciaire en qualité de fiduciaire du Fonds, pour être utilisée à l'assemblée qui se tiendra au Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary (Alberta) le jeudi 3 juin 2010 à 15 h (heure de Calgary) et à toute reprise de celle-ci aux fins indiquées dans l'avis de convocation ci-joint.

Nul n'a été autorisé à donner de l'information ou à faire des déclarations concernant l'arrangement ou d'autres questions à l'ordre du jour de l'assemblée, à part celles figurant dans la présente circulaire. Si une telle information est donnée ou si de telles déclarations sont faites, il ne faut pas les considérer comme étant autorisées.

Les résumés et les mentions de l'arrangement contenus dans la présente circulaire sont présentés sous réserve du texte intégral du plan d'arrangement, qui est reproduit à la pièce A de la convention d'arrangement, elle-même jointe à l'appendice C de la présente circulaire. **Vous êtes prié de lire attentivement le texte intégral du plan d'arrangement.**

Sauf indication contraire, les définitions du « *Glossaire* » s'appliquent à la présente circulaire. Sauf indication expresse contraire, l'information donnée dans la présente circulaire est arrêtée au 4 mai 2010.

Énoncés prospectifs

La présente circulaire contient un certain nombre d'énoncés prospectifs et d'informations prospectives (collectivement désignés aux présentes les « énoncés prospectifs ») au sens de la législation canadienne en valeurs mobilières applicable. Tous les énoncés qui n'ont pas trait à des faits actuels ou passés sont des énoncés prospectifs. Les énoncés prospectifs se reconnaissent souvent, mais pas toujours, à l'usage de termes comme « prévoir », « croire », « planifier », « avoir l'intention de », « objectif », « continu », « courant », « estimer », « s'attendre à », « pouvoir », « chercher », « proposer », « devoir » et d'autres termes semblables, parfois employés au futur ou au conditionnel, qui suggèrent des résultats futurs. En particulier, la présente circulaire contient des énoncés prospectifs concernant :

- les avantages de l'arrangement;
- la date du prononcé de l'ordonnance finale;
- la survenance de la date d'effet;
- le respect des conditions d'inscription des actions de nouvelle AltaGas Amalco;
- le traitement des porteurs de titres aux termes des lois de l'impôt;
- la stratégie commerciale de nouvelle AltaGas Amalco;
- les activités qui seront exercées par nouvelle AltaGas Amalco après l'arrangement;
- le versement éventuel d'un dividende par nouvelle AltaGas Amalco;
- l'horizon fiscal de nouvelle AltaGas Amalco.

La circulaire contient également des énoncés prospectifs selon lesquels :

- les avantages perçus de l'arrangement sont fondés sur les caractéristiques financières et d'exploitation du Fonds en date des présentes, les résultats financiers et d'exploitation prévus entre la date des présentes et la date d'effet, la position de la direction et du conseil d'administration concernant les avantages de l'arrangement et les conditions du marché actuelles et prévues. Voir « *Contexte et motifs de l'arrangement – Avantages de l'arrangement* »;

- les caractéristiques de nouvelle AltaGas Amalco après la réalisation de l'arrangement sont fondées sur les caractéristiques existantes du Fonds (y compris ses caractéristiques financières et d'exploitation) et la position de la direction d'AltaGas et des administrateurs du commandité concernant les avantages perçus de l'arrangement. Voir « *Information concernant nouvelle*

AltaGas Amalco » à l'appendice E des présentes et « *Contexte et motifs de l'arrangement – Avantages de l'arrangement* »;

- la structure et l'effet de l'arrangement sont fondés sur les conditions de la convention d'arrangement et les opérations qui y sont prévues, et sur les hypothèses selon lesquelles toutes les conditions de la convention d'arrangement seront remplies et les déclarations et les garanties de la convention d'arrangement seront véridiques et exactes à tout moment pertinent. Voir « *L'arrangement – Convention d'arrangement* »;

- la contrepartie qui sera reçue par les porteurs de titres par suite de l'arrangement est fondée sur les conditions de la convention d'arrangement et du plan d'arrangement;

- certaines étapes de l'arrangement et son échéancier sont fondés sur les conditions de la convention d'arrangement et sur les conseils obtenus des conseillers juridiques du Fonds relativement aux échéances.

D'autres énoncés prospectifs concernant le Fonds figurent dans les documents intégrés par renvoi aux présentes, notamment ceux concernant la contribution relative de l'énergie et du gaz à la croissance des produits d'exploitation. Ceux qui se rapportent aux occasions en matière gazière ont trait à ce qui suit : les attentes relatives au BSOC; les occasions de croissance découlant des modifications des usines, de l'augmentation des participations, de l'acquisition et de la construction d'infrastructures et de l'augmentation de la demande; les répercussions prévues du projet de cogénération Harmattan, la contribution de l'infrastructure d'extraction du Fonds au débit, à l'utilisation et à la rentabilité; les occasions de construire ou d'acquérir des infrastructures de collecte et de créer des synergies de production; les répercussions de l'augmentation de la production de gaz naturel dans le nord-est de la Colombie-Britannique et le nord-ouest de l'Alberta. Ceux qui se rapportent à des occasions en matière de production d'énergie ont trait à ce qui suit : la croissance de la demande énergétique et le recouvrement des coûts, le calendrier de production de nouvelles énergies et les répercussions du déclassement prévu de centrales thermiques sur les occasions de développer de nouvelles capacités de production d'énergie propre.

Ces énoncés comportent des risques, des incertitudes et d'autres facteurs connus et inconnus susceptibles de faire différer considérablement les résultats réels de ceux prévus dans les énoncés prospectifs. Ces énoncés reflètent la position du Fonds à la date où ils ont été faits relativement aux événements futurs selon certains facteurs et hypothèses importants et sont assujettis à des risques et à des incertitudes, y compris les changements du marché, la concurrence, les faits nouveaux concernant la réglementation ou le gouvernement, les conditions économiques générales et d'autres facteurs traités à la rubrique « *Facteurs de risque* » de la notice annuelle du Fonds intégrée par renvoi aux présentes.

De nombreux facteurs pourraient faire en sorte que le Fonds ou nouvelle AltaGas Amalco ou les résultats, le rendement ou les réalisations d'un segment en particulier diffèrent de ceux décrits aux présentes et dans les documents qui y sont intégrés par renvoi, y compris les suivants :

- le non-respect par les parties à la convention d'arrangement des conditions qui y sont prévues;
- l'incapacité de respecter les conditions d'inscription de la TSX;
- l'incapacité d'obtenir les consentements, les permis ou les approbations requis, y compris l'approbation de l'arrangement par la Cour et l'approbation de la résolution relative à l'arrangement par les porteurs de titres;
- l'incapacité de réaliser les avantages prévus de l'arrangement;
- les autres facteurs discutés dans la notice annuelle et dans le rapport de gestion du Fonds pour l'exercice terminé le 31 décembre 2009, intégrés par renvoi aux présentes, ainsi que les facteurs de risque énoncés dans la notice annuelle du Fonds et à la rubrique « *Information concernant nouvelle AltaGas Amalco – Facteurs de risque* » de l'appendice E des présentes.

Ces facteurs ne devraient pas être considérés comme exhaustifs. Si un ou plusieurs de ces risques ou incertitudes se concrétisent ou si des hypothèses sous-jacentes aux énoncés prospectifs se révèlent incorrectes, les résultats réels peuvent différer considérablement de ceux décrits aux présentes et dans les documents qui y sont intégrés par renvoi

comme étant voulus, planifiés, prévus, recherchés, proposés, estimés ou attendus, et on ne devrait pas se fier indûment aux énoncés prospectifs figurant dans la présente circulaire ou dans les documents qui y sont intégrés par renvoi. Ces énoncés ne sont valables qu'à la date à laquelle ils sont faits. Le Fonds n'a pas l'intention de les mettre à jour et n'assume aucune obligation à cet effet sauf si la loi l'exige. Ils doivent être lus sous réserve de cet avertissement.

L'information concernant les perspectives financières qui figure dans la présente circulaire et dans les documents qui y sont intégrés par renvoi, plus précisément celle concernant les résultats d'exploitation, la situation financière ou les flux de trésorerie prospectifs, est fondée sur des hypothèses concernant des événements futurs, notamment les conditions économiques et les lignes de conduite proposées, reposant sur l'évaluation effectuée par la direction de l'information pertinente actuellement à sa disposition. Nous mettons en garde les lecteurs contre l'information concernant les perspectives financières figurant dans la présente circulaire et dans les documents qui y sont intégrés par renvoi, laquelle ne devrait pas servir à d'autres fins que celles pour lesquelles elle est communiquée.

Nous mettons également en garde le lecteur contre le fait que la préparation des états financiers conformément aux PCGR canadiens exige de la direction qu'elle émette certains jugements et fasse certaines estimations qui influencent les montants d'actifs et de passifs, les produits d'exploitation et les frais déclarés. Ces estimations peuvent changer, influençant négativement ou positivement les bénéfices nets à mesure que des renseignements deviennent disponibles et que le contexte économique évolue.

Informations supplémentaires à fournir – Mesures non conformes aux PCGR du Canada

La présente circulaire de sollicitation de procurations et les documents intégrés par renvoi à celle-ci contiennent des renvois à certaines mesures financières qui n'ont pas de signification normalisée prescrite par les PCGR du Canada et peuvent ne pas être comparables à des mesures semblables présentées par d'autres entités et nous avisons les porteurs de titres que ces mesures non conformes aux PCGR du Canada ne devraient pas être considérées comme un substitut possible au bénéfice net ou à d'autres mesures du rendement financier calculées selon les PCGR du Canada. Ces mesures offrent des renseignements supplémentaires qui, de l'avis de la direction, sont importants à l'égard du rendement de l'exploitation de la Fiducie, des liquidités et de sa capacité de financer les distributions, les dépenses en immobilisations et les autres activités d'investissement. Les renvois aux produits nets, au bénéfice d'exploitation, au BAIIA, au BAIIA avant gain latent (perte latente) sur gestion du risque, au bénéfice net avant gain latent (perte latente) sur gestion du risque rajusté en fonction de l'impôt, au bénéfice net avant impôts et aux fonds provenant de l'exploitation dans les documents intégrés par renvoi ont la signification présentée dans le rapport de gestion de la Fiducie pour l'exercice terminé le 31 décembre 2009 et le trimestre terminé le 31 mars 2010, qui sont tous intégrés par renvoi à la présente circulaire. Le raisonnement propre et les informations additionnelles (y compris un rapprochement avec la mesure la plus directement comparable calculée selon les PCGR du Canada) associées à chaque mesure calculée non conforme aux PCGR du Canada figurent également dans la présente circulaire.

Renseignements à l'intention des porteurs de titres américains

Les titres qui seront émis aux porteurs de parts en échange de leurs titres aux termes de l'arrangement n'ont pas été ni ne seront inscrits aux termes de la Loi de 1933, et ils sont émis aux porteurs de titres conformément à la dispense d'inscription prévue à l'article 3(a)(10) de la Loi de 1933. La sollicitation de procurations pour l'assemblée n'est pas assujettie aux obligations en matière de procurations prévues au paragraphe 14(a) de la Loi de 1934. Par conséquent, les sollicitations et les opérations envisagées dans la présente circulaire sont effectuées aux États-Unis pour les titres d'un émetteur canadien conformément aux lois canadiennes sur les sociétés et sur les valeurs mobilières et la présente circulaire est conforme aux obligations d'information applicables au Canada seulement. Les porteurs de titres américains doivent savoir que ces obligations diffèrent des obligations américaines applicables aux déclarations d'inscription aux termes de la Loi de 1933 et aux circulaires de sollicitation de procurations aux termes de la Loi de 1934.

Plus particulièrement, les renseignements donnés aux présentes sur l'exploitation du Fonds sont conformes aux normes d'information canadiennes, qui ne sont pas comparables à tous égards aux normes d'information américaines. Les états financiers historiques vérifiés du Fonds qui figurent dans la présente circulaire ou qui y sont intégrés par renvoi ont été présentés en dollars canadiens, sont conformes aux PCGR canadiens et sont assujettis aux

normes de vérification et d'indépendance des vérificateurs canadiens, qui diffèrent des PCGR américains et des normes de vérification et d'indépendance des vérificateurs américains à certains égards importants, et ne sont par conséquent pas comparables en tous points aux états financiers des émetteurs des États-Unis.

Les investisseurs pourraient avoir de la difficulté à faire exécuter les sanctions civiles prévues par la législation américaine en valeurs mobilières étant donné que le Fonds et nouvelle AltaGas Amalco sont constitués sous le régime de lois non-américaines, que la totalité ou une partie de leurs dirigeants, de leurs administrateurs et de leurs fiduciaires respectifs, selon le cas, ainsi que des experts nommés dans la présente circulaire sont des résidents de pays autres que les États-Unis, et que la totalité ou la quasi-totalité des actifs du Fonds, de nouvelle AltaGas Amalco et de ces autres personnes sont ou seront situés à l'extérieur des États-Unis.

La Loi de 1933 impose des restrictions sur la revente des titres reçus aux termes de l'arrangement par des personnes qui seront des membres du groupe (*affiliates*) de nouvelle AltaGas Amalco après l'arrangement ou qui ont été des membres du groupe de nouvelle AltaGas Amalco dans les 90 jours précédant la date d'effet. Voir « *L'arrangement – Législation en valeurs mobilières – États-Unis* » dans la présente circulaire.

Voir « *Certaines incidences fiscales fédérales américaines* » pour obtenir certains renseignements concernant les conséquences fiscales de l'arrangement pour les porteurs américains qui sont des contribuables américains.

LES TITRES ÉMIS AUX PORTEURS DE TITRES N'ONT PAS ÉTÉ APPROUVÉS OU DÉSAPPROUVÉS PAR LA SECURITIES AND EXCHANGE COMMISSION DES ÉTATS-UNIS OU PAR LES AUTORITÉS EN VALEURS MOBILIÈRES D'UN ÉTAT DES ÉTATS-UNIS, LESQUELLES NE SE SONT PAS PRONONCÉES SUR L'EXACTITUDE OU LE CARACTÈRE ADÉQUAT DE LA PRÉSENTE CIRCULAIRE. TOUTE PERSONNE QUI DONNE À ENTENDRE LE CONTRAIRE COMMET UNE INFRACTION CRIMINELLE.

Taux de change

Sauf indication contraire, les sommes d'argent indiquées dans la présente circulaire sont libellées en dollars canadiens. Le tableau suivant présente : (i) les taux de change du dollar canadien, exprimés en dollars américains, en vigueur à la fin de chaque période indiquée; (ii) les taux de change extrêmes en vigueur à chacune de ces périodes, dans chaque cas selon les taux en vigueur publiés sur le site Web de la Banque du Canada vers midi à chaque jour de bourse.

	EXERCICE TERMINÉ LE 31 DÉCEMBRE		TRIMESTRE TERMINÉ LE 31 MARS	
	2009	2008	2010	2009
TAUX À LA FIN DE LA PÉRIODE	0,9555 $	0,8166 $	0,9846 $	0,7935 $
HAUT	0,9716 $	1,0289 $	0,9888 $	0,8458 $
BAS	0,7692 $	0,7711 $	0,9316 $	0,7692 $

À la date de référence, le cours acheteur à midi était de 1,00 $ CA pour 0,9946 $ US.

GLOSSAIRE

Les définitions suivantes s'appliquent à la présente circulaire, y compris au sommaire. Les termes clés utilisés dans les appendices de la présente circulaire (à l'exception des appendices E et F) sont définis séparément et, sauf indication contraire, les définitions suivantes n'y sont pas utilisées.

« **acte relatif aux billets de Holding Trust** » La convention conclue entre Holding Trust et Société de fiducie Computershare du Canada, en qualité de fiduciaire des billets, aux termes de laquelle, entre autres, les billets de série 1 peuvent être émis par Holding Trust, dans sa version éventuellement modifiée, complétée ou mise à jour

« **actionnaires de nouvelle AltaGas Amalco** » Les porteurs d'actions de nouvelle AltaGas Amalco.

« **actions de catégorie B d'AltaGas** » Les actions ordinaires de catégorie B d'AltaGas.

« **actions de nouvelle AltaGas** » Les actions ordinaires de nouvelle AltaGas.

« **actions de nouvelle AltaGas 2** » Les actions ordinaires de nouvelle AltaGas 2.

« **actions de nouvelle AltaGas Amalco** » Les actions ordinaires de nouvelle AltaGas Amalco.

« **actions du commandité** » Les actions ordinaires du commandité.

« **actions privilégiées de premier rang de nouvelle AltaGas 2** » Les actions privilégiées de premier rang sans droit de vote de nouvelle AltaGas 2, rachetables au gré de l'émetteur ou du porteur contre une action de nouvelle AltaGas.

« **actions privilégiées de second rang de nouvelle AltaGas 2** » Les actions privilégiées de second rang sans droit de vote de nouvelle AltaGas 2, rachetables au gré de l'émetteur ou du porteur pour un montant global correspondant à la juste valeur marchande globale des biens d'AltaGas LP1 transférés à nouvelle AltaGas 2 aux termes du paragraphe 3.1k) du plan d'arrangement (à l'exclusion de la dette de l'associé), déduction faite de la juste valeur marchande des actions privilégiées de premier rang de nouvelle AltaGas 2 émises aux termes de ce paragraphe et des passifs d'AltaGas LP1 pris en charge par nouvelle AltaGas 2 au moment du transfert.

« **AltaGas** » AltaGas Ltd., société fusionnée sous le régime de la LCSA et filiale en propriété exclusive d'AltaGas LP2.

« **AltaGas LP1** » AltaGas Holding Limited Partnership No. 1, société en commandite créée sous le régime des lois de l'Alberta aux termes de la convention de société en commandite d'AltaGas LP1.

« **AltaGas LP2** » AltaGas Holding Limited Partnership No. 2, société en commandite créée sous le régime des lois de l'Alberta aux termes de la convention de société en commandite d'AltaGas LP2.

« **arrangement** » Le projet d'arrangement régi par l'article 192 de la LCSA, aux conditions stipulées dans le plan d'arrangement.

« **assemblée** » L'assemblée annuelle et extraordinaire des porteurs de parts et des porteurs de parts B de LP1 qui se tiendra le 3 juin 2010 et toute reprise de celle-ci, en vue de l'examen de la résolution relative à l'arrangement et des autres questions indiquées dans l'avis de convocation et du vote sur celles-ci.

« **avis de convocation** » L'avis de convocation à l'assemblée annuelle et extraordinaire des porteurs de parts joint à la présente circulaire.

« **avis de requête** » L'avis de requête d'ordonnance finale qui est adressé à la Cour pour le compte du Fonds, d'AltaGas, du commandité, d'AltaGas LP1, d'AltaGas LP2, de Holding Trust, de nouvelle AltaGas et de nouvelle AltaGas 2 et qui est joint à la présente circulaire.

« **billet de nouvelle AltaGas 2** » Billet non garanti, subordonné et ne portant pas intérêt de nouvelle AltaGas 2, aux conditions convenues entre nouvelle AltaGas 2 et AltaGas LP1, dont le capital correspond à la dette de l'associé d'un porteur donné de parts B de LP1, et « **billets de nouvelle AltaGas 2** », tous ces billets.

« **billets de série 1** » Les billets subordonnés non garantis à vue ne portant pas intérêt de Holding Trust et pouvant être émis aux termes de l'acte relatif aux billets de Holding Trust.

« **certificat** » Le certificat d'arrangement que le directeur délivrera conformément au paragraphe 192(7) de la LCSA et qui donnera effet à l'arrangement.

« **circulaire** » La présente circulaire de sollicitation de procurations du Fonds datée du 4 mai 2010, ainsi que ses appendices, distribuée aux porteurs de titres dans le cadre de l'assemblée.

« **clauses de l'arrangement** » Les clauses de l'arrangement qui, aux termes du paragraphe 192(6) de la LCSA, seront déposées auprès du directeur après que l'ordonnance finale donnant effet à l'arrangement aura été prononcée.

« **Code** » L'*Internal Revenue Code of 1986* des États-Unis, dans sa version modifiée et en vigueur à la date des présentes.

« **commandité** » AltaGas General Partner Inc., société fusionnée sous le régime de la LCSA et filiale en propriété exclusive du Fonds et, avant le début des opérations prévues par le plan d'arrangement, commandité d'AltaGas LP1 et d'AltaGas LP2 et délégué du fiduciaire aux termes de la convention de délégation.

« **Computershare** » Société de fiducie Computershare du Canada, en sa qualité de registraire et d'agent des transferts des parts de fiducie et des parts de catégorie B de LP1.

« **conseil** » ou « **conseil d'administration** » Le conseil d'administration du commandité, le délégué du fiduciaire du Fonds.

« **convention d'administration** » La convention d'administration datée du 1er mai 2004 intervenue entre le Fonds, le commandité, AltaGas, en qualité d'administrateur, Holding Trust, AltaGas LP1 et AltaGas LP2.

« **convention d'arrangement** » La convention d'arrangement que le Fonds, AltaGas, le commandité, AltaGas LP1, AltaGas LP2, Holding Trust, nouvelle AltaGas et nouvelle AltaGas 2 ont conclue en date du 3 mai 2010, qui prévoit la mise en œuvre de l'arrangement et dont un exemplaire est reproduit à l'appendice C de la présente circulaire, dans sa version éventuellement modifiée, complétée ou mise à jour.

« **convention de délégation** » La convention de délégation que le Fonds, le fiduciaire et le commandité ont conclue en date du 1er mai 2004, dans sa version éventuellement modifiée, complétée ou mise à jour.

« **convention de société en commandite d'AltaGas LP1** » La convention de société en commandite modifiée et mise à jour datée du 28 juin 2005 et intervenue entre le commandité, Holding Trust et chaque personne qui est acceptée comme commandité et le devient aux termes de cette convention, dans sa version éventuellement modifiée, complétée ou mise à jour.

« **convention de société en commandite d'AltaGas LP2** » La convention de société en commandite datée du 26 mars 2004 et intervenue entre le commandité, AltaGas LP1 et chaque personne qui est acceptée comme commandité et le devient aux termes de cette convention, dans sa version éventuellement modifiée, complétée ou mise à jour.

« **convention de vote et d'échange fiduciaires** » La convention conclue en date du 1er mai 2004 par le Fonds, AltaGas LP1, AltaGas LP2 et le fiduciaire chargé du vote et de l'échange, dans sa version éventuellement modifiée, complétée ou mise à jour.

« **convention unanime des actionnaires** » La convention unanime des actionnaires conclue entre le commandité, AltaGas LP1, AltaGas LP2 et AltaGas en date du 1er mai 2004.

« **Cour** » La Cour du Banc de la Reine de l'Alberta.

« **date d'effet** » La date à laquelle l'arrangement prend effet aux termes de la LCSA.

« **date de référence** » La fermeture des bureaux le 29 avril 2010.

« **déclaration de fiducie** » La déclaration de fiducie datée du 26 mars 2004 et intervenue entre le constituant et le fiduciaire, aux termes de laquelle le Fonds a été créé, dans sa version éventuellement modifiée, complétée ou mise à jour.

« **déclaration de fiducie de Holding** » La déclaration de fiducie de Holding Trust datée du 26 mars 2004 et intervenue entre le fiduciaire de Holding Trust et le Fonds, à titre de constituant et de premier porteur de parts, dans sa version éventuellement modifiée, complétée ou mise à jour.

« **dépositaire** » Services aux Investisseurs Computershare Inc., à ses bureaux indiqués dans la lettre d'envoi.

« **dette de l'associé** » Les prêts accordés par AltaGas LP1 à un porteur donné de parts B de LP1 relativement aux distributions d'encaisse qui ont été versées à ce porteur depuis le 1er janvier 2010, le tout conformément à l'article 3 de l'annexe A de la convention de société en commandite d'AltaGas LP1, et « **dettes des associés** », tous ces prêts accordés aux porteurs de parts B de LP1.

« **directeur** » Le directeur nommé en vertu de l'article 260 de la LCSA.

« **échanges des porteurs américains** » A le sens qui lui est attribué à la rubrique « *Certaines incidences fiscales fédérales américaines* » de la présente circulaire.

« **entité gouvernementale** » a) Gouvernement multinational, fédéral, provincial, étatique, régional, municipal, local ou autre, ministère du gouvernement ou ministère public, tribunal, tribunal d'arbitrage, commission, conseil, bureau ou agence; b) subdivision, agent, commission, conseil ou autorité de l'un d'eux; c) organisme quasi-gouvernemental ou privé qui exerce un pouvoir de réglementation, d'expropriation ou d'imposition sous l'autorité ou pour le compte de l'un d'eux.

« **États-Unis** » ou « **É.-U.** » Les États-Unis, au sens de la *Rule* 902(1) prise en application du Règlement S.

« **fiduciaire** » Société de fiducie Computershare du Canada, ou ses remplaçantes, en qualité de fiduciaire du Fonds.

« **fiduciaire chargé du vote et de l'échange** » Société de fiducie Computershare du Canada, en qualité de fiduciaire aux termes de la convention de vote et d'échange fiduciaires, ou toute autre personne qui devient fiduciaire aux termes de cette convention.

« **fiduciaire de Holding Trust** » AltaGas Holding Trust Corp., en qualité de fiduciaire de Holding Trust, ou toute autre personne qui devient fiduciaire de Holding Trust conformément à la déclaration de fiducie de Holding.

« **filiale** » Filiale d'une personne donnée (au sens attribué à ce terme dans la LCSA (à cette fin, si la personne n'est pas une société par actions, comme si elle en était une)), y compris une société en commandite, une coentreprise, une fiducie, une société à responsabilité limitée, une société à responsabilité illimitée ou une autre entité, avec ou sans personnalité juridique, qui constituerait une filiale (décrite ci-dessus) si elle était une société par actions.

« **Fonds** » AltaGas Income Trust, fiducie d'investissement à capital variable sans personnalité morale établie sous le régime des lois de l'Alberta aux termes de la déclaration de fiducie.

« **fusion** » La fusion des sociétés fusionnantes aux termes du plan d'arrangement.

« **heure d'effet** » 0 h 01 (heure de Calgary) à la date d'effet.

« **Holding Trust** » AltaGas Holding Trust, fiducie d'investissement sans personnalité morale dont les droits véritables appartiennent au Fonds et qui est établie sous le régime des lois de l'Alberta aux termes de la déclaration de fiducie de Holding.

« **institution admissible** » Banque canadienne de l'annexe I, membre du Securities Transfert Agent Medallion Program (STAMP), membre du Stock Exchanges Medallion Program (SEMP) ou membre du Medallion Signature Program (MSP) de la New York Stock Exchange Inc. Les membres de ces programmes sont généralement des membres d'une bourse reconnue au Canada ou aux États-Unis, de l'Organisme canadien de réglementation du commerce des valeurs mobilières, de la Financial Industry Regulatory Authority ou de banques et des sociétés de fiducie aux États-Unis.

« **IRS** » L'Internal Revenue Service des États-Unis.

« **jour ouvrable** » N'importe quel jour, sauf les samedis, les dimanches et les jours fériés, où les banques sont habituellement ouvertes à Calgary (Alberta) pour les opérations bancaires.

« **LCSA** » La *Loi canadienne sur les sociétés par actions*, L.R.C. 1985, c. C-44, dans sa version modifiée, y compris ses règlements d'application.

« **législation américaine en valeurs mobilières** » La législation fédérale et étatique en valeurs mobilières des États-Unis ainsi que ses règles, règlements et ordonnances d'application, dans leur version éventuellement modifiée.

« **législation canadienne en valeurs mobilières applicable** » Selon le contexte, en ce qui concerne une ou plusieurs personnes, collectivement, la législation en valeurs mobilières de chaque province et territoire du Canada ainsi que les règles, règlements et politiques publiés et adoptés en vertu de celle-ci, dans leur version éventuellement modifiée avant la date d'effet, qui s'appliquent à ces personnes ou à leurs activités, à leurs entreprises, à leurs biens ou à leurs titres et qui émanent d'une personne ayant compétence sur ces personnes ou sur leurs activités, leurs entreprises, leurs biens ou leurs titres.

« **lettre d'envoi** » La lettre d'envoi qui est annexée à la présente circulaire et aux termes de laquelle le porteur de titres doit remettre son ou ses certificats (ou, dans le cas des parts B de LP1, une copie du ou des certificats de parts B de LP1) représentant les parts de fiducie et les parts B de LP1.

« **LIR** » La *Loi de l'impôt sur le revenu*, L.R.C. 1985, c. 1. (5e supp.), dans sa version modifiée, ainsi que son règlement d'application.

« **loi applicable** » Loi, règlement, règlement administratif, traité, ligne directrice, directive, règle, norme, exigence, politique, ordonnance, jugement, décision, injonction, décret, arrêt ou résolution d'une autorité gouvernementale ayant force de loi ou non.

« **Loi de 1933** » La *Securities Act of 1933* des États-Unis, dans sa version modifiée.

« **Loi de 1934** » La *Securities Exchange Act of 1934* des États-Unis, dans sa version modifiée.

« **lois** » Lois, règlements, règlements administratifs, règles de droit, ordonnances, protocoles, codes, lignes directrices, politiques, avis et directives (y compris la législation canadienne en valeurs mobilières applicable et la législation américaine en valeurs mobilières), ainsi que les conditions de l'octroi d'une approbation, d'une autorisation, d'une permission, d'un permis ou d'une licence d'un tribunal, d'une entité gouvernementale, d'un organisme créé par une loi ou d'un organisme d'autoréglementation (y compris la TSX).

« **Ministre** » Le ministre des Finances (Canada).

« **non-résident** » (i) Personne qui n'est pas un résident du Canada pour l'application de la LIR ou (ii) société de personnes qui n'est pas une société de personnes canadienne pour l'application de la LIR.

« **notice annuelle du Fonds** » La notice annuelle du Fonds datée du 4 mars 2010 et relative à l'exercice du Fonds terminé le 31 décembre 2009, intégrée par renvoi aux présentes.

« **nouvelle AltaGas** » AltaGas Conversion Inc., société constituée sous le régime de la LCSA et qui n'avait pas d'actions en circulation de quelque catégorie que ce soit avant le début des opérations prévues par le présent plan d'arrangement.

« **nouvelle AltaGas 2** » AltaGas Conversion 2 Inc., société constituée sous le régime de la LCSA et filiale en propriété exclusive du commandité avant le début des opérations prévues par le présent plan d'arrangement.

« **nouvelle AltaGas Amalco** » La société qui doit remplacer les sociétés fusionnantes en vertu de la LCSA après la prise d'effet de l'arrangement prévu aux présentes.

« **option d'achat d'actions** » Option d'achat d'actions de nouvelle AltaGas qui sera accordée aux termes du régime d'options d'achat d'actions de nouvelle AltaGas et qui sera régie par ce régime.

« **options du Fonds** » Les options d'acquisition de parts de fiducie émises aux termes du régime d'options d'achat de parts de fiducie ou régies par ce régime.

« **ordonnance finale** » L'ordonnance de la Cour qui approuve l'arrangement et qui sera demandée après l'approbation de l'arrangement conformément au paragraphe 192(4) de la LCSA, dans sa version éventuellement confirmée ou modifiée par un tribunal compétent.

« **ordonnance provisoire** » L'ordonnance provisoire de la Cour prononcée en date du 3 mai 2010, qui est régie par le paragraphe 192(4) de la LCSA, qui contient des déclarations et des directives relatives à l'arrangement et dont un exemplaire est reproduit à l'appendice B de la présente circulaire, dans sa version éventuellement confirmée ou modifiée par un tribunal compétent.

« **part à droit de vote spécial** » La part à droit de vote spécial du Fonds émise par lui et déposée auprès du fiduciaire chargé du vote et de l'échange, qui confère aux porteurs de parts B de LP1 aux assemblées des porteurs de parts un nombre de voix correspondant au nombre de parts B de LP1 en circulation détenues par les porteurs inscrits autres que le Fonds et les membres de son groupe.

« **parts A de LP1** » Les parts de société en commandite de catégorie A d'AltaGas LP1.

« **parts A de LP2** » Les parts de société en commandite de catégorie A d'AltaGas LP2.

« **parts B de LP1** » Les parts de société en commandite de catégorie B d'AltaGas LP1, qui sont non transférables et sont échangeables contre des parts de fiducie à raison de une pour une.

« **parts de fiducie** » Parts de fiducie du Fonds.

« **PCGR américains** » Les principes comptables généralement reconnus des États-Unis éventuellement en vigueur.

« **PCGR canadiens** » Les principes comptables généralement reconnus du Canada éventuellement en vigueur.

« **personne** » Personne physique, société de personnes, association, personne morale, fiduciaire, exécuteur testamentaire, administrateur, représentant successoral, gouvernement, autorité de réglementation ou autre entité.

« **plan d'arrangement** » Le plan d'arrangement reproduit à la pièce A de l'appendice C de la présente circulaire, dans sa version modifiée, complétée ou mise à jour conformément à ses conditions.

« **porteur** » Le porteur inscrit de titres juste avant la date d'effet.

« **porteur américain** » A le sens qui lui est attribué à la rubrique « *Certaines incidences fiscales fédérales américaines* » de la présente circulaire.

« **porteur de parts non résident** » Porteur de parts qui n'est pas un résident du Canada pour l'application de la LIR.

« **porteurs de parts** » Les porteurs de parts de fiducie.

« **porteurs de parts B de LP1** » Les porteurs de parts B de LP1.

« **porteurs de titres** » Collectivement, les porteurs de parts et les porteurs de parts B de LP1.

« **régime d'options d'achat d'actions de nouvelle AltaGas** » Le régime d'options d'achat d'actions de nouvelle AltaGas qui sera approuvé par les porteurs de titres à l'assemblée, dont le texte est reproduit à l'appendice D de la présente circulaire et qui sera pris en charge par nouvelle AltaGas Amalco aux termes de l'arrangement.

« **régime d'options d'achat de parts de fiducie** » Le régime d'options d'achat de parts de fiducie du Fonds, dans sa version éventuellement modifiée.

« **Règlement 58-101** » Le *Règlement 58-101 sur l'information concernant les pratiques en matière de gouvernance* des Autorités canadiennes en valeurs mobilières.

« **Règlement 61-101** » Le *Règlement 61-101 sur les mesures de protection des porteurs minoritaires lors d'opérations particulières*.

« **Règlement S** » Le *Regulation S* pris en vertu de la Loi de 1933.

« **règles EIPD** » A le sens qui lui est attribué à la rubrique « *Contexte et motifs de l'arrangement* ».

« **réorganisation** » A le sens qui lui est attribué à la rubrique « *Certaines incidences fiscales fédérales américaines – Certaines incidences fiscales fédérales américaines de l'arrangement – Réorganisation (Reorganization) en vertu de l'alinéa 368(a) du Code* ».

« **résident** » Personne qui n'est pas un non-résident.

« **résolution relative à l'arrangement** » La résolution spéciale qui concerne, entre autres, l'arrangement essentiellement sous la forme reproduite à l'appendice A de la présente circulaire et sur laquelle les porteurs de titres voteront à l'assemblée.

« **RIMT** » Le régime incitatif à moyen terme du Fonds à l'intention des administrateurs, des dirigeants et des employés.

« **RRD** » Le régime de distributions Premium[MC], de réinvestissement des distributions et d'achat de parts facultatif du Fonds.

« **RRD modifié** » Le régime de dividendes Premium, de réinvestissement des dividendes et d'achat d'actions facultatif de nouvelle AltaGas Amalco qui constituera la version modifiée et mise à jour du RRD.

« **sociétés fusionnantes** » Nouvelle AltaGas et AltaGas et nouvelle AltaGas 2.

« **titres** » Collectivement, les parts de fiducie et les parts B de LP1.

« **TSX** » La Bourse de Toronto.

« **unités de rendement** » Les unités acquises selon le rendement aux termes du RIMT.

« **unités subalternes** » Les unités subalternes acquises avec le temps aux termes du RIMT.

Sauf indication contraire, le terme « dollar » et le symbole « $ » désignent le dollar canadien.

SOMMAIRE

Le texte qui suit est un résumé de certains renseignements figurant ailleurs dans la présente circulaire, appendices comprises, et est donné sous réserve des renseignements plus détaillés contenus ou cités ailleurs dans la présente circulaire ou dans ses appendices. Sauf indication contraire, le glossaire s'applique au présent sommaire.

L'assemblée

L'assemblée se tiendra au Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary (Alberta) le jeudi 3 juin 2010 à 15 h (heure de Calgary) aux fins précisées dans l'avis de convocation ci-joint.

Les questions à l'ordre du jour de l'assemblée sont les suivantes : (i) examiner et, s'il est jugé souhaitable de le faire, adopter avec ou sans modification la résolution relative à l'arrangement; (ii) recevoir le rapport annuel du conseil d'administration à l'intention des porteurs de parts sur les états financiers consolidés du Fonds pour l'exercice terminé le 31 décembre 2009 ainsi que le rapport des vérificateurs s'y rapportant; (iii) fixer à neuf (9) le nombre d'administrateurs du commandité à élire, examiner les candidatures à l'élection au conseil d'administration du commandité et demander au fiduciaire d'organiser l'élection des administrateurs pour l'exercice qui suit; (iv) nommer Ernst & Young s.r.l./S.E.N.C.R.L. vérificateurs du Fonds pour l'exercice qui suit et autoriser le conseil d'administration à fixer leur rémunération; (v) examiner et, s'il est jugé souhaitable de le faire, adopter avec ou sans modification une résolution ordinaire approuvant le nouveau régime d'options d'achat d'actions d'AltaGas; (vi) traiter les autres questions dont l'assemblée peut être dûment saisie. Voir « *L'arrangement* » et « *Autres questions à l'ordre du jour de l'assemblée* ». L'assemblée doit se saisir des éléments énumérés aux clauses (ii), (iii) et (iv) même si l'arrangement n'a pas lieu.

La date de référence pour décider des porteurs de titres qui seront habiles à recevoir l'avis de convocation à l'assemblée et à y voter est le 29 avril 2010.

L'arrangement

S'il est approuvé, l'arrangement entraînera la réorganisation du Fonds en une société par actions versant des dividendes, nouvelle AltaGas Amalco, qui sera appelée « **AltaGas Ltd.** ». Voir « *Information concernant nouvelle AltaGas Amalco – Description des activités* » à l'appendice E des présentes.

Nouvelle AltaGas Amalco retiendra les services de l'équipe de direction et du personnel actuels du commandité et d'AltaGas et continuera d'être dirigée par David W. Cornhill à titre de président du conseil et chef de la direction, Richard M. Alexander à titre de président et chef de l'exploitation, Deborah S. Stein à titre de vice-présidente, Finances et chef des finances, David R. Wright à titre de vice-président directeur, Stratégie et expansion des affaires, Massimiliano Fantuz à titre de vice-président directeur et Dennis A. Dawson à titre de vice-président, chef du contentieux et secrétaire général. Les membres actuels du conseil formeront le conseil d'administration de nouvelle AltaGas Amalco. Voir « *Information concernant nouvelle AltaGas Amalco – Administrateurs et dirigeants* » à l'appendice E des présentes.

À la suite de l'arrangement, les porteurs de parts recevront une action de nouvelle AltaGas Amalco pour chaque part de fiducie et les porteurs de parts B de LP1 recevront une action de nouvelle AltaGas Amalco pour chaque part B de LP1. L'arrangement a été structuré pour permettre aux porteurs de parts et aux porteurs de parts B de LP1 de recevoir des actions de nouvelle AltaGas Amalco avec report d'impôt pour l'application de l'impôt sur le revenu fédéral canadien. Voir « *Certaines incidences fiscales fédérales canadiennes* ».

Aux termes de l'arrangement, nouvelle AltaGas Amalco prendra en charge les obligations du Fonds relativement aux options du Fonds en circulation. À l'exercice des options d'achat d'actions en circulation, les porteurs recevront le nombre d'actions de nouvelle AltaGas Amalco correspondant au nombre de parts de fiducie qu'ils auraient par ailleurs eu le droit de recevoir conformément au régime d'options d'achat de parts de fiducie. Les porteurs des options du Fonds dont les droits sont acquis peuvent choisir d'exercer ces options avant l'heure d'effet et de participer à l'arrangement en tant que porteurs de parts. Voir « *L'arrangement – Traitement des options du Fonds* ».

Aux termes de l'arrangement, nouvelle AltaGas Amalco prendra en charge le RRD du Fonds et toutes les conventions connexes et elle les modifiera et les mettra à jour pour que, entre autres, tous les participants existants au RRD soient réputés être des participants au RRD modifié sans autre mesure de leur part et que les porteurs d'actions de nouvelle AltaGas Amalco puissent participer au RRD modifié relativement aux dividendes en espèces déclarés et versés par nouvelle AltaGas Amalco sur les actions de nouvelle AltaGas Amalco.

Les distributions versées aux porteurs de parts pour les mois d'avril et de mai 2010 ne seront pas touchées par le projet d'arrangement et seront versées comme d'habitude. Par conséquent, les porteurs de parts inscrits le 26 avril 2010 recevront leur distribution en espèces mensuelle de 0,18 $ le 17 mai 2010 et les porteurs de parts inscrits le 25 mai 2010 recevront leur distribution en espèces mensuelle ordinaire de 0,18 $ le 15 juin 2010. Si l'arrangement est approuvé à l'assemblée et que la date d'effet survient comme prévu le 1er juillet 2010, les porteurs de parts inscrits le 25 juin 2010 recevront leur distribution en espèces mensuelle ordinaire de 0,18 $ parallèlement à la réalisation de l'arrangement (au lieu de la recevoir comme d'habitude le 15 juillet 2010) et la distribution relative au mois de juin 2010 devrait être la dernière distribution versée aux porteurs de parts par le Fonds. Si l'arrangement n'est pas approuvé, le conseil se réunira rapidement par la suite pour décider de la prochaine distribution qui sera déclarée payable sur les parts de fiducie, mais il est actuellement prévu que la distribution sera toujours de 0,18 $ par mois. Si l'arrangement est approuvé mais que la date d'effet survient après le 1er juillet 2010, les distributions mensuelles ordinaires seront versées comme d'habitude jusqu'à la date d'effet et, à ce moment-là, les distributions en cours déclarées mais non encore versées seront versées juste avant l'heure d'effet à la date d'effet aux porteurs de parts inscrits à la date de référence applicable pour les distributions.

Voir *« L'arrangement – Effet de l'arrangement sur les porteurs de titres »*, *« L'arrangement – Détails de l'arrangement – Étapes de l'arrangement »*, *« L'arrangement – Convention d'arrangement »*, *« L'arrangement – Intérêts de certaines personnes ou sociétés dans l'arrangement »*, *« Certaines incidences fiscales fédérales canadiennes »* et *« Certaines incidences fiscales fédérales américaines »* dans la présente circulaire et *« Information concernant nouvelle AltaGas Amalco »* à l'appendice E des présentes.

Étapes de l'arrangement

À la date d'effet, chacun des événements indiqués ci-après aura lieu ou sera réputé avoir eu lieu dans l'ordre indiqué, sans autre mesure ou formalité, exception faite de ce que prévoit le plan d'arrangement :

Modification de la déclaration de fiducie, de la déclaration de fiducie de Holding, de la convention de société en commandite d'AltaGas LP1 et de la convention de société en commandite d'AltaGas LP2

a) La déclaration de fiducie, la déclaration de fiducie de Holding, la convention de société en commandite d'AltaGas LP1 et la convention de société en commandite d'AltaGas LP2 seront modifiées dans la mesure nécessaire pour faciliter l'arrangement et également conformément à la convention d'arrangement.

Souscription de parts A de LP2 par le commandité

b) Le commandité souscrira un nombre de parts A de LP2 égal à 0,00001 du nombre de parts A de LP2 émises et en circulation immédiatement après la souscription (arrondi à la cinquième décimale près) contre une contrepartie en espèces égale à la juste valeur marchande des parts A de LP2 souscrites comme il l'établit.

Modification des statuts du commandité

c) Les statuts du commandité seront modifiés pour que le nombre total d'actions du commandité émises et en circulation soit égal au nombre de parts de fiducie émises et en circulation immédiatement avant l'heure d'effet.

Distribution des actions du commandité aux porteurs de parts

d) Le Fonds distribuera les actions du commandité aux porteurs de parts à raison de une action du commandité pour chaque part de fiducie détenue.

Transfert des actions du commandité

e) Chaque action du commandité sera vendue, cédée et transférée à nouvelle AltaGas (libre de toute réclamation) en échange d'actions de nouvelle AltaGas à raison de 0,00001 action de nouvelle AltaGas pour chaque action du commandité ainsi vendue, cédée et transférée.

Échange des parts de fiducie

f) Chaque part de fiducie sera vendue, cédée et transférée à nouvelle AltaGas (libre de toute réclamation) en échange d'actions de nouvelle AltaGas à raison de 0,99999 action de nouvelle AltaGas pour chaque part de fiducie ainsi vendue, cédée et transférée.

Échange des options du Fonds contre des options d'achat d'actions

g) Toutes les options du Fonds seront échangées et seront réputées être échangées contre des options d'achat d'actions qui seront émises et seront réputées être émises aux porteurs des options du Fonds ainsi échangées, à raison de une option d'achat d'actions pour chaque option du Fonds ainsi échangée, l'option d'achat d'actions étant assortie des mêmes conditions et ayant la même valeur que l'option du Fonds ainsi échangée, et les options d'achat d'actions ainsi émises seront par ailleurs réputées avoir été émises aux conditions du régime d'options d'achat d'actions de nouvelle AltaGas, seront assujetties à ces conditions et représenteront le droit d'acquérir des actions de nouvelle AltaGas; toutefois, si le régime d'options d'achat d'actions de nouvelle AltaGas n'est pas approuvé par les porteurs de titres à l'assemblée, les options du Fonds en circulation seront modifiées pour que les porteurs aient par la suite le droit d'acquérir des actions de nouvelle AltaGas plutôt que des parts de fiducie à l'exercice de ces options du Fonds. Cependant, les options du Fonds continueront par ailleurs d'être assujetties aux mêmes conditions que celles qui étaient en vigueur avant l'heure d'effet et le régime d'options d'achat de parts de fiducie sera modifié pour donner effet au régime d'options d'achat d'actions de nouvelle AltaGas.

Dissolution d'AltaGas LP2

h)

(i) AltaGas LP2 sera dissoute et liquidée et cessera d'exister et sera réputée être dissoute et liquidée et avoir cessé d'exister; le commandité nommera le liquidateur d'AltaGas LP2 pour qu'il détienne la totalité des actifs et des passifs d'AltaGas LP2 juste avant la dissolution de celle-ci en attendant qu'ils soient distribués à AltaGas LP1 et au commandité, en qualité d'anciens commanditaires d'AltaGas LP2.

(ii) Le commandité, en qualité de liquidateur d'AltaGas LP2, cédera et transférera immédiatement après un droit indivis sur chacun des actifs d'AltaGas LP2 à AltaGas LP1 et au commandité, et AltaGas LP1 et le commandité assumeront une obligation individuelle à l'égard de la totalité des passifs d'AltaGas LP2.

Dans ces deux cas, le droit indivis et l'obligation individuelle d'AltaGas LP1 et du commandité seront respectivement de 99,999 % et de 0,001 %.

Apport d'AltaGas LP1 au capital d'AltaGas

i) AltaGas LP1 transférera la totalité de ses actifs à AltaGas à titre d'apport au capital d'AltaGas, à l'exception de ce qui suit :

(i) les sommes d'argent;

(ii) les biens qui constituent des biens décrits aux alinéas 85(2)(a)(i) à (iii) de la LIR.

Transfert de la part à droit de vote spécial

j) Le fiduciaire chargé du vote et de l'échange et chaque porteur de parts B de LP1 vendra, cédera et transférera à nouvelle AltaGas la totalité de ses droits, titres et intérêts relativement à la part à droit de vote spécial à nouvelle AltaGas pour une contrepartie égale à la juste valeur marchande de 1,00 $, comme l'établit le commandité.

Vente d'AltaGas et des autres actifs à nouvelle AltaGas 2

k) AltaGas LP1 vendra, cédera et transférera à nouvelle AltaGas 2 le reliquat de ses actifs (à l'exception des sommes d'argent) en échange de ce qui suit :

(i) un nombre d'actions privilégiées de premier rang de nouvelle AltaGas 2 égal au nombre de parts B de LP1 émises et en circulation à l'heure d'effet;

(ii) 100 actions privilégiées de second rang de nouvelle AltaGas 2;

(iii) les billets de nouvelle AltaGas 2;

(iv) la prise en charge de la totalité des passifs d'AltaGas LP1.

Dissolution d'AltaGas LP1

l)

(i) AltaGas LP1 sera dissoute et liquidée et cessera d'exister et sera réputée être dissoute et liquidée et avoir cessé d'exister; le commandité sera nommé liquidateur d'AltaGas LP1 pour qu'il détienne la totalité des actifs d'AltaGas LP1 juste avant la dissolution de celle-ci en attendant qu'ils soient distribués aux porteurs de parts B de LP1 et à Holding Trust, en qualité d'anciens commanditaires d'AltaGas LP1.

(ii) Le commandité, en qualité de liquidateur d'AltaGas LP1, cédera et transférera immédiatement après les actifs d'AltaGas LP1 aux porteurs de parts B de LP1 et à Holding Trust comme suit :

(A) chaque porteur de parts B de LP1 recevra :

(i) un billet de nouvelle AltaGas 2 dont le capital est égal à sa dette de l'associé;

(ii) une action privilégiée de premier rang de nouvelle AltaGas 2 pour chaque part B de LP1;

(B) Holding Trust recevra les actions privilégiées de second rang de nouvelle AltaGas 2 et les sommes d'argent détenues par AltaGas LP1 juste avant sa dissolution.

m) Chaque billet de nouvelle AltaGas 2 reçu par un porteur de parts B de LP1 aux termes du paragraphe l)(ii)(A) ci-dessus sera affecté en compensation de la dette de l'associé de ce porteur envers nouvelle AltaGas 2, et les billets de nouvelle AltaGas 2 et les dettes de l'associé seront annulés.

Dissolution de Holding Trust

n) La totalité des actifs de Holding Trust seront transférés au Fonds qui prendra en charge la totalité des passifs de Holding Trust en règlement complet des droits du Fonds en tant que bénéficiaire de Holding Trust; la totalité des parts de fiducie et des billets de série 1 de Holding Trust et toutes les autres dettes existantes entre Holding Trust et le Fonds seront par la suite annulées.

o) Holding Trust cessera d'exister et sera dissoute et sera réputée cesser d'exister et être dissoute.

Dissolution du Fonds

p) La totalité des actifs du Fonds seront transférés à nouvelle AltaGas qui prendra en charge la totalité des passifs du Fonds en règlement complet des droits de nouvelle AltaGas en tant que porteur de parts; la totalité des parts de fiducie seront par la suite annulées.

q) Le Fonds cessera d'exister et sera dissous et sera réputé cesser d'exister et être dissous.

Transfert des actions privilégiées de premier rang de nouvelle AltaGas 2

r) La totalité des actions privilégiées de premier rang de nouvelle AltaGas 2 reçues par les porteurs de parts B de LP1 aux termes du paragraphe l)(ii)(A) ci-dessus seront vendues, cédées et transférées à nouvelle AltaGas (libres de toute réclamation) en échange d'actions de nouvelle AltaGas à raison de une action de nouvelle AltaGas pour chaque action privilégiée de premier rang de nouvelle AltaGas 2 ainsi vendue, cédée et transférée.

Transfert des actions de nouvelle AltaGas 2 et des actions d'AltaGas

s) Le commandité transférera les actions de nouvelle AltaGas 2 et son droit indivis sur les biens qu'il a reçus aux termes du paragraphe h)(ii) ci-dessus à nouvelle AltaGas pour une contrepartie en espèces égale à leur juste valeur marchande, comme il l'établit.

Capital déclaré de nouvelle AltaGas, de nouvelle AltaGas 2 et d'AltaGas

t) Par suite de l'émission d'actions de nouvelle AltaGas aux termes des paragraphes e), f) et r) ci-dessus, le montant global ajouté au compte de capital déclaré des actions de nouvelle AltaGas correspondra au montant maximum qu'il est permis d'ajouter au capital versé de ces actions pour l'application de la LIR par suite de l'émission.

u) Par suite de l'émission d'actions privilégiées de premier rang de nouvelle AltaGas 2 et d'actions privilégiées de second rang de nouvelle AltaGas 2 aux termes du paragraphe k) ci-dessus, le montant global ajouté au compte de capital déclaré de chaque catégorie d'actions sera de 1,00 $.

v) Le capital déclaré des actions émises et en circulation de toutes les catégories d'actions d'AltaGas sera diminué, sans paiement, à 1,00 $.

Fusion de nouvelle AltaGas, nouvelle AltaGas 2 et AltaGas

w) les sociétés fusionnantes seront fusionnées pour devenir une seule société en vertu de la LCSA conformément à ce qui suit :

   (i) au moment de la fusion :

      (A) les actions de nouvelle AltaGas ne seront pas annulées ou converties et il n'y aura pas de titres émis par nouvelle AltaGas Amalco et ce, pour que les actions de nouvelle AltaGas deviennent des actions de nouvelle AltaGas Amalco;

(B) les actions de nouvelle AltaGas 2, les actions privilégiées de premier rang de nouvelle AltaGas 2, les actions privilégiées de second rang de nouvelle AltaGas 2 et les actions d'AltaGas seront annulées sans remboursement de capital.

(ii) nouvelle AltaGas Amalco sera appelée « AltaGas Ltd. »;

(iii) nouvelle AltaGas Amalco adoptera le régime d'options d'achat d'actions de nouvelle AltaGas;

(iv) le siège social de nouvelle AltaGas Amalco sera situé au 1700, 355 – 4th Avenue S.W., Calgary (Alberta) T2P 0J1;

(v) nouvelle AltaGas Amalco sera autorisée à émettre un nombre illimité d'actions ordinaires et un nombre illimité d'actions privilégiées pouvant être émises en séries, qui seront assorties des droits, des privilèges et des conditions énoncés dans les statuts de nouvelle AltaGas;

(vi) il n'y aura pas de restrictions sur les activités et les pouvoirs que nouvelle AltaGas Amalco est autorisée à exercer, ni sur le transfert des actions de nouvelle AltaGas Amalco;

(vii) le conseil d'administration de nouvelle AltaGas Amalco fixera à l'occasion le nombre exact de ses administrateurs, qui sera d'au minimum trois (3) et d'au maximum quinze (15);

(viii) les administrateurs de nouvelle AltaGas Amalco seront autorisés à nommer un ou plusieurs administrateurs supplémentaires dont le mandat prendra fin au plus tard à la clôture de l'assemblée annuelle des actionnaires suivante, mais le nombre total d'administrateurs ainsi nommés ne pourra dépasser le tiers du nombre d'administrateurs élus à l'assemblée annuelle des actionnaires précédente;

(ix) le mandat des premiers administrateurs de nouvelle AltaGas Amalco se poursuivra jusqu'à l'assemblée annuelle des actionnaires suivante de nouvelle AltaGas Amalco ou jusqu'à ce que leurs remplaçants soient élus ou nommés; les premiers administrateurs seront les personnes dont le nom et le lieu de résidence figurent ci-après :

Nom	**Lieu de résidence**
David W. Cornhill	Calgary (Alberta) Canada
Allan L. Edgeworth	Calgary (Alberta) Canada
Hugh A. Fergusson	Calgary (Alberta) Canada
Denis C. Fonteyne	Calgary (Alberta) Canada
Daryl H. Gilbert	Calgary (Alberta) Canada
Robert B. Hodgins	Calgary (Alberta) Canada
Myron F. Kanik	Qualicum Beach (Colombie-Britannique) Canada
David F. Mackie	Houston (Texas) États-Unis
M. Neil McCrank	Calgary (Alberta) Canada

(x) les premiers dirigeants de nouvelle AltaGas Amalco seront les suivants :

Nom	Fonction
David W. Cornhill	Président du conseil et chef de la direction
Richard M. Alexander	Président et chef de l'exploitation
Gregory A. Aarssen	Vice-président, Affaires de l'entreprise
Nancy A. Anderson	Vice-présidente, Énergie renouvelable – Énergie éolienne
Jeremy R. Baines	Vice-président et trésorier
James B. Bracken	Premier vice-président, Projets importants
Douglas H. Brown	Vice-président de division, Énergie renouvelable – Énergie hydroélectrique
Dennis A. Dawson	Vice-président, chef du contentieux et secrétaire général
Massimiliano Fantuz	Vice-président directeur
Bradley G.H. Mattson	Vice-président et contrôleur
Marilyn A. Pfaefflin	Vice-présidente de division, Transport
Deborah S. Stein	Vice-présidente, Finances et chef des finances
Kent E. Stout	Vice-président, Ressources générales
Randy W. Toone	Vice-président de division, Collecte et traitement sur place et services énergétiques
David R. Tulk	Vice-président de division, Extraction et transport
David R. Wright	Vice-président directeur, Stratégie et expansion des affaires

(xi) les règlements de nouvelle AltaGas Amalco seront les mêmes que ceux de nouvelle AltaGas en vigueur avant la date d'effet;

(xii) les dispositions des paragraphes 186(b), (c), (d), (e) et (f) de la LCSA s'appliqueront à la fusion avec les conséquences suivantes :

(A) les biens de chaque société fusionnante continueront d'appartenir à nouvelle AltaGas Amalco (sauf les actions d'une société fusionnante détenues par une autre société fusionnante et les sommes qu'une société fusionnante doit recevoir d'une autre société fusionnante);

(B) nouvelle AltaGas Amalco continuera d'être responsable de l'exécution des obligations de chaque société fusionnante (à l'exception des obligations relatives aux sommes dues par une société fusionnante à une autre société fusionnante);

(C) les causes d'action, de réclamation ou de poursuite existantes d'une société fusionnante ne seront pas touchées;

(D) les poursuites civiles, criminelles ou administratives en cours intentées par une société fusionnante ou contre elle pourront être continuées par nouvelle AltaGas Amalco ou contre elle;

(E) la condamnation d'une société fusionnante ou une décision, une ordonnance ou un jugement en faveur d'une société fusionnante ou contre celle-ci pourra être exécuté par nouvelle AltaGas Amalco ou contre elle.

(xiii) les clauses de l'arrangement déposées afin de donner effet à l'arrangement seront réputées constituer les statuts de fusion de nouvelle AltaGas Amalco et le certificat délivré relativement aux clauses de l'arrangement par le directeur en vertu de la LCSA sera réputé constituer le certificat de fusion de nouvelle AltaGas Amalco;

(xiv) dans la mesure où les dispositions du présent plan d'arrangement sont réputées être incompatibles avec les lois applicables, il sera automatiquement rajusté pour supprimer l'incompatibilité;

(xv) les premiers vérificateurs de nouvelle AltaGas Amalco seront Ernst & Young s.r.l./S.E.N.C.R.L., dont le mandat se poursuivra jusqu'à la fermeture des bureaux à la première assemblée annuelle des porteurs d'actions de nouvelle AltaGas Amalco, et les administrateurs de nouvelle AltaGas Amalco seront autorisés à établir leur rémunération.

Modification du RRD

x) le RRD sera modifié et mis à jour de sorte que : (i) les porteurs admissibles d'actions de nouvelle AltaGas Amalco puissent demander que leurs dividendes en espèces soient réinvestis dans de nouvelles actions supplémentaires de nouvelle AltaGas Amalco qui seront émises à escompte de 5 % par rapport au cours moyen (défini dans le RRD modifié) à la date de versement des dividendes applicable; (ii) les porteurs admissibles d'actions de nouvelle AltaGas Amalco puissent choisir, en vertu de la composante majorée du RRD modifié, que ces actions de nouvelle AltaGas Amalco supplémentaires soient remises au courtier responsable du régime désigné en échange d'un paiement en espèces majoré égal à 102 % du dividende en espèces que les porteurs auraient autrement reçu à la date de versement des dividendes pertinente; (iii) tous les participants existants au RRD soient réputés être des participants au RRD modifié sans autre mesure de leur part et que les porteurs d'actions de nouvelle AltaGas Amalco puissent participer au RRD modifié relativement aux dividendes en espèces déclarés et versés par nouvelle AltaGas Amalco sur les actions de nouvelle AltaGas Amalco.

Toutefois, si l'une des étapes précédentes n'est pas réalisée, elles seront toutes réputées ne pas avoir été réalisées.

Structure après l'arrangement

Le diagramme suivant illustre la structure organisationnelle simplifiée de nouvelle AltaGas Amalco juste après la réalisation de l'arrangement.

Peu après la réalisation de l'arrangement, nouvelle AltaGas Amalco devrait réaliser certaines opérations internes pour simplifier sa structure. Elles seront réalisées après la date d'effet de l'arrangement et en dehors du plan d'arrangement et n'exigent pas l'approbation des porteurs de titres à l'assemblée. Le diagramme suivant ne tient pas compte de leur effet.



AltaGas Holdings #3 Inc.
100 %
AltaGas Utility Group Inc .
100 %
AltaGas Utility Holdings Inc .
100 %
100 %
33 1/3 %
AltaGas Utilities Inc .
AltaGas Utility Holdings (Nova Scotia) Inc.
Inuvik Gas Ltd.
100 %
Heritage Gas Limited
Anciens porteurs de parts et porteurs de parts B de LP1
Actions ordinaries
(100 %)
AltaGas Ltd.
100 %
Bear Mountain Wind Power Corporation
0,01 %
Bear Mountain Wind Limited Partnership
commanditaire
(83,9671 %)
Actions ordinaires
(100 %)
99,99 %
99,99 %
100 %
AltaGas Holdings Inc.
0,01 %
AltaGas Operating Partnership
92,75 %
7,24 %
commanditaire
(14,0924 %)
0,15 %
99,85 %
AltaGas Holdings #2
Taylor NGL Limited Partnership
AltaGas Power Holdings Partnership
22,59 %
0,01 %
100 % d'actions
Taylor Management Inc.
100 % d'actions
Taylor Processing Inc.
77,36 %
AltaGas Limited Partnership
0,01 %
0,01 %
99,99 %
commandité
99,99 %
99,99 %
99,9 %
commandité
AltaGas Pipeline Partnership
(0,01 %)
(0,1 %)
50 %
99,99 %
99,99 %
Taylor Gas Liquids Limited Partnership
Joffre Gas Liquids Limited Partnership
Taylor Gas Processing Limited Partnership
Harmattan Gas Processing Limited Partnership
ASTC Power Partnership
AltaGas Energy Limited Partnership
ECNG Energy L.P.
commanditaire
1,9305 %
commandité
(0,01 %)

Juste après la réalisation de l'arrangement, environ 81 229 889 actions de nouvelle AltaGas Amalco seront émises et en circulation dans l'hypothèse où aucune part de fiducie n'est émise après la date de référence et avant l'heure d'effet.

Politique de dividendes

À la réalisation de l'arrangement, nouvelle AltaGas Amalco a l'intention de déclarer initialement des dividendes annuels qui totaliseront 1,32 $ par action de nouvelle AltaGas Amalco et qui seront versés mensuellement, le premier devant être déclaré aux actionnaires de nouvelle AltaGas Amalco inscrits vers le 26 juillet 2010 et versé vers le 16 août 2010.

Le conseil d'administration de nouvelle AltaGas Amalco décidera de verser des dividendes sur les actions de nouvelle AltaGas Amalco en fonction du bénéfice de nouvelle AltaGas Amalco, de ses besoins financiers et d'autres conditions en vigueur au moment en cause. La disponibilité des flux de trésorerie aux fins du versement de dividendes aux actionnaires de nouvelle AltaGas Amalco dépendra de nombreux facteurs, notamment le rendement financier de nouvelle AltaGas Amalco, l'incidence des taux d'intérêt, les prix de l'électricité, les prix du gaz naturel et des liquides de gaz naturel, les conditions climatiques, les clauses restrictives et les obligations dont sont assortis ses contrats de prêts, les besoins en fonds de roulement, les besoins en capitaux futurs et le nombre d'actions de nouvelle AltaGas Amalco en circulation. Les dividendes pourraient être réduits ou entièrement interrompus selon les activités de nouvelle AltaGas Amalco et le rendement de ses actifs. Le cours des actions de nouvelle AltaGas Amalco pourrait subir une baisse importante si nouvelle AltaGas Amalco n'était pas en mesure d'atteindre ses objectifs en matière de dividendes dans l'avenir. Voir « *Facteurs de risque* ».

Contexte et motifs de l'arrangement

Le 31 octobre 2006, le Ministre a annoncé que le gouvernement fédéral prévoyait modifier le traitement fiscal des fiducies de revenu. Les règles EIPD entraîneront l'imposition d'un impôt au niveau des fiducies sur les distributions de certains revenus de fiducies de fonds communs de placement cotées en bourse, à un taux d'imposition comparable aux taux d'imposition combinés fédéral et provincial des sociétés, et le traitement de ces distributions comme des dividendes versés aux porteurs de parts. Le Ministre a annoncé que les fiducies existantes disposeraient d'une période de transition de quatre ans et qu'elles ne seraient généralement pas assujetties aux nouvelles règles avant 2011, à condition qu'elles connaissent une « croissance normale » sans « expansion injustifiée » jusqu'en 2011. Les règles EIPD ont eu des répercussions immédiates sur les marchés financiers canadiens et ont entraîné un repli important du cours des parts des fiducies de revenu, y compris celles du Fonds, des fiducies de redevances et de nombreux autres titres canadiens. Le 15 décembre 2006, le Ministre a publié des précisions qui établissaient des critères objectifs d'évaluation de la « croissance normale » en vue de déterminer dans quelle mesure les fiducies existantes pouvaient croître sans mettre en danger leur dispense transitoire. Le 14 juillet 2008, le Ministre a publié des propositions particulières visant à modifier la LIR en vue de faciliter la conversion des fiducies de fonds communs de placement en sociétés par actions sans incidences fiscales injustifiées. Ces propositions ont été adoptées le 12 mars 2009. Le 4 décembre 2008, le Ministre a annoncé certains changements aux précisions publiées le 15 décembre 2006. Le projet de loi C-52, qui a reçu la sanction royale le 22 juin 2007, comportait des dispositions de mise en œuvre des règles EIPD.

Avantages de l'arrangement

La direction du commandité et d'AltaGas et le conseil d'administration ont décidé que la structure réorganisée serait plus propice à la réalisation et à la remise d'une valeur supérieure de l'investissement des porteurs de titres et des actifs que la structure de fiducie existante. La direction et le conseil d'administration croient que la structure de société par actions proposée simplifiera la structure commerciale du Fonds.

La direction et le conseil d'administration recommandent l'arrangement aux porteurs de titres parce qu'ils croient que son échéancier, son mécanisme et ses résultats procureront un certain nombre d'avantages stratégiques au Fonds et à ses porteurs de titres, notamment les suivants :

- la structure organisationnelle devrait être plus simple et efficace après l'arrangement; les participants au marché la comprendront et l'évalueront donc plus facilement et cela éliminera l'incertitude qui règne actuellement sur les marchés financiers;

- la structure organisationnelle résultant de l'arrangement devrait procurer une plus grande latitude en matière de croissance du capital à long terme et des rendements en espèces fiables;
- nouvelle AltaGas Amalco a l'intention d'affecter ses flux de trésorerie disponibles plus élevés au financement d'occasions d'acquisition et d'occasions de croissance interne éventuelles;
- la structure organisationnelle résultant de l'arrangement devrait améliorer l'accès de nouvelle AltaGas Amalco aux capitaux;
- les titres pourront être échangés contre des actions de nouvelle AltaGas Amalco aux termes de l'arrangement par transfert libre de l'impôt sur le revenu fédéral canadien;
- l'élimination de la structure de fiducie aux termes de l'arrangement éliminera la restriction sur la propriété des non-résidents applicable aux fiducies de revenu, ce qui procurera un meilleur accès aux marchés financiers et plus de liquidité;
- il sera plus efficace et moins coûteux de faire approuver l'arrangement par les porteurs de titres à l'assemblée annuelle;
- les restrictions relatives à la « croissance normale » et à « l'expansion injustifiée » prévues par les règles EIPD qui empêchent actuellement le Fonds d'envisager des acquisitions stratégiques cesseront de s'appliquer;
- la réalisation de l'arrangement avant 2011 permettra d'éviter l'imposition à titre d'EIPD.

Recommandation du conseil d'administration

Le conseil d'administration, après s'être renseigné et avoir procédé à une analyse, a établi à l'unanimité que l'arrangement est équitable pour les porteurs de titres et est dans l'intérêt du Fonds et des porteurs de titres et il recommande unanimement à ces derniers de voter en faveur de la résolution relative à l'arrangement.

À la date de référence, les dirigeants et les administrateurs du commandité et d'AltaGas, ainsi que les personnes qui ont des liens avec eux, en tant que groupe, avaient la propriété directe ou indirecte ou le contrôle d'un total d'environ 3 686 374 parts de fiducie et parts B de LP1, soit environ 4,54 % des parts de fiducie en circulation (compte tenu de l'échange de la totalité des parts B de LP1).) Chacun des membres du conseil et chacun des dirigeants du commandité et d'AltaGas a indiqué son intention d'exercer les droits de vote rattachés à ses parts de fiducie et à ses parts B de LP1 en faveur de la résolution relative à l'arrangement.

Voir *« Contexte et motifs de l'arrangement – Recommandation du conseil d'administration »*.

Formalités d'échange de titres

Pour recevoir leurs actions de nouvelle AltaGas Amalco après la réalisation de l'arrangement, les porteurs doivent déposer auprès du dépositaire (à l'une des adresses mentionnées à la dernière page de la lettre d'envoi) une lettre d'envoi dûment remplie et signée ou une photocopie de cette lettre signée à la main, accompagnée des certificats (ou, dans le cas des parts B de LP1 uniquement, une copie des certificats de parts B de LP1) représentant leurs parts de fiducie ou leurs parts B de LP1, selon le cas. AltaGas LP1 s'est arrangée pour que Société de fiducie Computershare du Canada détienne en tout temps les certificats de parts B de LP1 originaux pour le compte des porteurs de parts B de LP1. Ainsi, aux termes de la lettre d'envoi, les porteurs de parts B de LP1 demanderont également à AltaGas LP1 ou à ses conseillers juridiques de livrer ou de faire livrer au dépositaire les certificats originaux représentant leurs parts B de LP1.

Les porteurs de titres dont les titres sont immatriculés au nom d'un courtier, d'une banque, d'une société de fiducie ou d'un autre prête-nom doivent communiquer avec ce prête-nom pour déposer leurs titres.

Le porteur qui transmet des certificats (ou, dans le cas des parts B de LP1 uniquement, une copie des certificats de parts B de LP1) représentant des titres et la lettre d'envoi par la poste le fait à ses risques. Le Fonds recommande que ces certificats et ces documents soient livrés en mains propres au dépositaire avec accusé de réception ou qu'ils soient envoyés par courrier recommandé.

À compter de l'heure d'effet, les certificats qui représentaient auparavant des titres échangés aux termes du plan d'arrangement ne représenteront plus que le droit de recevoir les actions de nouvelle AltaGas Amalco auxquelles les porteurs ont droit aux termes de l'arrangement.

Les porteurs de titres ne recevront pas d'actions de nouvelle AltaGas Amalco ou des dividendes ou d'autres paiements qui pourraient être déclarés sur ces actions après la date d'effet, à moins qu'ils ne remettent leurs certificats (ou, dans le cas des parts B de LP1 uniquement, une copie des certificats de parts B de LP1) de titres au dépositaire avec la lettre d'envoi dûment remplie. Chaque certificat qui représentait auparavant des titres et qui n'est pas déposé avec les autres documents comme le prévoit le plan d'arrangement au plus tard au sixième anniversaire de la date d'effet cesse de représenter un droit ou une réclamation de quelque sorte ou nature que ce soit, notamment le droit du porteur de recevoir des actions de nouvelle AltaGas Amalco ou des dividendes ou d'autres versements qui pourraient avoir été déclarés sur ces actions.

Voir *« L'arrangement – Formalités de prise d'effet de l'arrangement »*.

Approbations

Approbations des porteurs de titres

Conformément à l'ordonnance provisoire, la résolution relative à l'arrangement doit être adoptée au moins aux deux tiers des voix exprimées par les porteurs de titres présents ou représentés par fondé de pouvoir, votant comme une seule catégorie, à l'assemblée. Voir *« L'arrangement – Approbations – Approbations des porteurs de titres », « Procurations – Formalités et votes requis »* et *« L'arrangement – Législation en valeurs mobilières »*.

Approbation de la Cour

La mise en œuvre de l'arrangement nécessite l'approbation de la Cour. On prévoit que la demande d'ordonnance finale approuvant l'arrangement sera entendue par la Cour le 4 juin 2010 à 9 h (heure de Calgary), ou aussitôt que les conseillers juridiques pourront par la suite être entendus par un juge de la Cour de justice du Banc de la Reine de l'Alberta, Calgary Courts Centre, 601 – 5th Street S.W., Calgary (Alberta). À l'audience, la Cour se penchera sur le caractère équitable de l'arrangement. Voir « *L'arrangement – Approbations – Approbations de la Cour* ».

Approbations des inscriptions en bourse

La TSX a approuvé sous condition l'inscription de substitution des actions de nouvelle AltaGas Amalco pouvant être émises aux termes de l'arrangement, sous réserve du respect, par nouvelle AltaGas Amalco, des conditions de la TSX. Voir « *L'arrangement – Approbations – Approbations des inscriptions en bourse* ».

Droit à la dissidence

Il ne sera pas accordé de droit à la dissidence dans le cadre de l'arrangement. Voir *« L'arrangement – Droit à la dissidence »*.

Information sur le Fonds

AltaGas Income Trust est une fiducie de placement à capital variable sans personnalité morale régie par les lois de l'Alberta et créée conformément à la déclaration de fiducie. Les porteurs de parts sont les seuls bénéficiaires du Fonds. AltaGas est l'administrateur du Fonds. Le commandité est le délégué du fiduciaire du Fonds et le commandité d'AltaGas LP 1 et d'AltaGas LP 2. Le Fonds est l'unique porteur d'actions ordinaires du commandité

et, indirectement par Holding Trust, AltaGas LP 1 et AltaGas LP 2, le seul porteur d'actions de catégorie B d'AltaGas. Les parts B de LP 1 sont détenues par le public.

Le bureau principal et siège social du Fonds est situé au 1700, 355 – 4th Avenue S.W., Calgary (Alberta) T2P 0J1.

Le Fonds vise à être un chef de file des entreprises d'infrastructure énergétique en Amérique du Nord, principalement au Canada et dans le nord et l'ouest des États-Unis. Pour y parvenir, le Fonds mise sur la solidité de ses activités de base, ses compétences opérationnelles et sa stabilité financière, et s'efforce d'augmenter la valeur et la rentabilité de ses actifs existants ainsi que d'accroître et de diversifier ses activités.

Le Fonds est une entreprise d'infrastructure énergétique dans les secteurs du gaz naturel et de l'électricité qui est doté de liens physiques et économiques le long de la chaîne de valeur énergétique. Grâce à l'efficacité, à la fiabilité et à la rentabilité de ses actifs, à ses connaissances du marché et à sa discipline financière, le Fonds a créé de la valeur à long terme pour ses investisseurs. Le Fonds vise à maximiser la rentabilité de ses actifs en fournissant des services complémentaires à ses activités existantes et en accroissant son chiffre d'affaires au moyen de l'acquisition et de la mise en valeur d'infrastructures énergétiques additionnelles.

Les infrastructures du Fonds dans le secteur du gaz portent sur plus de 2 gpc/j de gaz naturel et comprennent la collecte et le traitement, le transport, la distribution et de stockage du gaz naturel. Les activités dans le secteur de l'électricité comprennent des infrastructures et des arrangements contractuels, capables de générer 494 MW, avec un portefeuille qui allie la production d'électricité conventionnelle en Alberta et la production d'électricité renouvelable en Colombie-Britannique. En plus de ses actifs en exploitation, le Fonds s'attend à investir environ 2 milliards de dollars au cours des cinq prochaines années afin d'aménager et de construire des actifs relatifs au gaz et à l'électricité au Canada et dans le nord et l'ouest des États-Unis.

Les activités du Fonds sont divisées en trois secteurs : le secteur gazier, le secteur de la production d'électricité et le secteur entreprise. Les activités du secteur gazier comprennent l'extraction et le transport, la collecte et le traitement sur place, les services énergétiques et le stockage et la distribution de gaz naturel. Le secteur de la production d'électricité génère de l'électricité par centrale conventionnelle au charbon, par centrale de pointe au gaz, par éolienne et par hydroélectricité. Le secteur entreprise s'occupe d'investissements opportuns (y compris un investissement dans la production d'énergie géothermique), des contrats de gestion des risques et des produits et charges non directement attribuables aux secteurs d'exploitation.

Secteur gazier

- La division extraction et transport est constituée des participations d'AltaGas dans des usines d'extraction d'éthane et de LGN et des réseaux de transport de gaz naturel et de LGN.
- La division collecte et traitement sur place comprend des pipelines de collecte et des installations de traitement de gaz naturel ainsi que des investissements dans des activités accessoires.
- La division distribution du gaz naturel comprend les installations de transport et de distribution de gaz naturel réglementées en Alberta, en Nouvelle-Écosse et dans les Territoires du Nord-Ouest, au Canada.
- La division services énergétiques est composée de deux activités principales : les services de gestion de l'énergie et les services gaziers, y compris le stockage du gaz.

Secteur de la production d'électricité

- Le secteur de production d'électricité est composé des participations d'AltaGas dans des projets de production d'électricité par centrales au charbon et au gaz, par éolienne, par centrales au fil de l'eau et des participations dans des projets de production d'énergie renouvelable par éolienne et par centrales au fil de l'eau en voie d'aménagement.

Secteur entreprise

- Le secteur entreprise s'occupe de la prestation des services et des frais généraux de l'entreprise, des placements dans des entités ouvertes et fermées et de l'incidence de l'évolution de la conjoncture sur la gestion des risques.

Voir « *Information sur AltaGas Income Trust* ».

Renseignements au sujet de nouvelle AltaGas Amalco

Nouvelle AltaGas Amalco sera la société par actions qui remplacera les sociétés fusionnantes en vertu de la LCSA à la suite de la prise d'effet de l'arrangement envisagé aux présentes. À la suite de la réalisation de l'arrangement, les activités de nouvelle AltaGas Amalco seront les activités menées à l'heure actuelle indirectement par le Fonds. L'établissement principal et siège social de nouvelle AltaGas Amalco sera situé au 1700, 355 – 4th Avenue S.W., Calgary (Alberta) T2P 0J1.

Voir « *Information concernant nouvelle AltaGas Amalco* » à l'appendice E des présentes.

Certaines incidences fiscales fédérales canadiennes

Aux termes de l'arrangement, les porteurs de titres recevront ultimement une action de nouvelle AltaGas, qui deviendra une action de nouvelle AltaGas Amalco, pour chaque part de fiducie ou part B de LP1 qu'ils détiennent.

Le porteur de parts qui dispose d'une part de fiducie et reçoit ultimement une action de nouvelle AltaGas Amalco devrait être réputé avoir disposé de cette part de fiducie contre un produit de disposition correspondant au « prix de base rajusté » (au sens de la LIR) de celle-ci pour le porteur de parts immédiatement avant l'échange et, par conséquent, cet échange ne devrait généralement pas entraîner de gain ou de perte en capital pour le porteur de parts. Le total du coût initial des actions de nouvelle AltaGas Amalco reçues ultimement par un porteur de parts en échange de parts de fiducie devrait correspondre au prix de base rajusté total pour ce porteur de parts de ses parts de fiducie immédiatement avant l'arrangement.

Le porteur de parts B de LP1 qui dispose de parts B de LP1 et reçoit ultimement des actions de nouvelle AltaGas Amalco devrait être réputé avoir disposé de ces parts B de LP1 contre un produit de disposition et avoir acquis ces actions de nouvelle AltaGas Amalco à un coût initial total décrit ci-après à la rubrique « *Certaines incidences fiscales fédérales canadiennes* ».

La présente circulaire contient un résumé des principales incidences fiscales fédérales canadiennes s'appliquant aux résidents et aux non-résidents du Canada et qui se rapportent à l'arrangement. Les commentaires ci-dessus doivent être lus à la lumière de ce résumé. Tous les porteurs de titres devraient consulter leurs propres conseillers fiscaux pour obtenir des conseils s'appliquant à leur situation particulière.

Voir « *Certaines incidences fiscales fédérales canadiennes* ».

Certaines incidences fiscales fédérales américaines

Le Fonds est d'avis que les échanges des porteurs américains conclus par les porteurs américains aux termes de l'arrangement devraient être traités comme une partie d'une réorganisation. Par conséquent, les porteurs américains ne devraient généralement pas constater de gain ou subir de perte aux fins de l'impôt sur le revenu fédéral américain en raison de l'arrangement.

Il n'existe aucune disposition traitant directement du régime fiscal fédéral américain applicable à une série d'opérations semblable à l'arrangement et ni le Fonds, ni nouvelle AltaGas Amalco n'ont l'intention de demander une décision à l'IRS à l'égard de ce régime. Par conséquent, rien ne garantit que l'IRS ne fera pas valoir devant le tribunal une position contraire à celle décrite ci-dessus. Les porteurs de parts devraient consulter leurs conseillers fiscaux à l'égard des incidences fiscales découlant de l'arrangement qui s'appliquent à eux, y compris l'applicabilité et l'incidence de l'impôt minimum de remplacement et d'autres lois fiscales, notamment des lois fiscales étatiques, locales ou étrangères, dans leur version modifiée.

Le résumé qui précède doit être lu à la lumière de l'analyse plus complète des incidences fiscales fédérales américaines présentée à la rubrique « *Certaines incidences fiscales fédérales américaines* », notamment l'« *Avis prévu par la circulaire 230 de l'IRS* » qui y figure.

Autres incidences fiscales

La présente circulaire ne traite que de certaines incidences fiscales canadiennes et américaines de l'arrangement. Les porteurs de titres qui ne sont pas des résidents du Canada ou des États-Unis devraient consulter leurs propres conseillers fiscaux quant aux incidences fiscales découlant de l'arrangement, y compris les exigences de dépôt qui y sont associées, dans ces territoires, et quant aux incidences fiscales découlant, dans ces territoires, de la propriété d'actions de nouvelle AltaGas Amalco après l'arrangement. Les porteurs de titres devraient également consulter leurs propres conseillers fiscaux quant aux incidences fiscales provinciales, étatiques ou territoriales découlant de l'arrangement ou de la détention des actions de nouvelle AltaGas Amalco.

Délai de réalisation de l'arrangement

Si l'assemblée a lieu à la date prévue, qu'elle n'est pas ajournée et que les autres conditions nécessaires à ce moment-là sont remplies ou font l'objet de renonciations, le Fonds demandera le prononcé de l'ordonnance finale approuvant l'arrangement le 4 juin 2010. Si l'ordonnance finale, dont la forme et le fond sont satisfaisants pour les parties à la convention d'arrangement, est obtenue à cette date et que toutes les autres conditions qui y sont prévues sont remplies ou font l'objet de renonciations, le Fonds prévoit que la date d'effet tombera vers le 1er juillet 2010. Il n'est cependant pas possible d'établir la date d'effet avec certitude.

L'arrangement prendra effet dès que les clauses de l'arrangement, un exemplaire de l'ordonnance finale et tous les autres documents que le directeur peut exiger auront été déposés auprès de lui.

Facteurs de risque

Le texte qui suit présente une liste de certains facteurs de risque liés aux activités de nouvelle AltaGas Amalco et des membres de son groupe, ainsi qu'à la propriété d'actions de nouvelle AltaGas Amalco après la réalisation de l'arrangement et que les investisseurs éventuels devraient lire attentivement avant de prendre une décision d'investissement à l'égard des actions de nouvelle AltaGas Amalco.

Marchés des capitaux. En raison de la faiblesse de l'économie à l'échelle mondiale, nouvelle AltaGas Amalco n'aura qu'un accès limité aux capitaux et devra débourser plus de frais d'emprunt. La capacité de prêt de toutes les institutions financières a diminué et les primes de risque ont augmenté. Puisque les dépenses en immobilisations futures de nouvelle AltaGas Amalco seront prélevées des liquidités produites par les activités, les emprunts et les ventes éventuelles de titres, la capacité de nouvelle AltaGas Amalco de les payer dépend, entre autres, de l'état général des marchés des capitaux et de l'intérêt des investisseurs pour les placements dans le secteur de l'énergie et pour les titres de nouvelle AltaGas Amalco en particulier. Si les sources externes de capitaux deviennent limitées ou ne sont plus disponibles à des conditions abordables, la capacité de nouvelle AltaGas Amalco de faire des dépenses en immobilisations et de maintenir ses actifs existants pourrait en être touchée défavorablement, ce qui pourrait du même coup nuire considérablement à ses actifs, ses passifs, ses activités, sa situation financière, ses résultats d'exploitation et ses dividendes.

Dilution éventuelle. Nouvelle AltaGas Amalco peut émettre des actions de nouvelle AltaGas Amalco supplémentaires à l'avenir pour financer directement ou indirectement les dépenses en immobilisations des entités dont elle est directement ou indirectement propriétaire, notamment leurs acquisitions. Ces actions supplémentaires de nouvelle AltaGas Amalco peuvent être émises sans l'approbation des actionnaires de nouvelle AltaGas Amalco.

Caractère variable des dividendes. La disponibilité des flux de trésorerie aux fins du versement de dividendes aux actionnaires de nouvelle AltaGas Amalco dépendra de nombreux facteurs, notamment le rendement financier de nouvelle AltaGas Amalco, l'incidence des taux d'intérêt, les prix de l'électricité, les prix du gaz naturel et des liquides de gaz naturel, les conditions climatiques, les clauses restrictives et les obligations dont sont assortis ses contrats de prêts, les besoins en fonds de roulement, les besoins en capitaux futurs et le nombre d'actions de nouvelle AltaGas Amalco en circulation. Les dividendes

pourraient être réduits ou entièrement interrompus selon les activités de nouvelle AltaGas Amalco et le rendement de ses actifs. Le cours des actions de nouvelle AltaGas Amalco pourrait subir une baisse importante si nouvelle AltaGas Amalco n'était pas en mesure d'atteindre ses objectifs en matière de dividendes dans l'avenir.

Modifications aux lois. Les lois sur l'environnement et les lois applicables en matière d'exploitation peuvent être modifiées d'une manière défavorable pour nouvelle AltaGas Amalco par suite de l'imposition de restrictions à ses activités commerciales ou de l'entrée en vigueur de règlements augmentant ses frais d'exploitation, ce qui aura des effets indirects sur elle et pourrait diminuer les dividendes versés aux actionnaires de nouvelle AltaGas Amalco.

Service de la dette. Nouvelle AltaGas Amalco ou les membres de son groupe peuvent de temps à autre financer une partie importante de leurs activités par des emprunts. Les montants versés à l'égard de l'intérêt et du capital sur les emprunts contractés par ces entités pourraient nuire à leur capacité de s'acquitter d'obligations aux termes des dettes détenues directement ou indirectement par nouvelle AltaGas Amalco. Les fluctuations des taux d'intérêt et des remboursements de capital prévus pourraient avoir pour effet de modifier de façon importante le montant devant être affecté au service de la dette. En bout de ligne, cette situation pourrait entraîner une baisse de l'encaisse distribuable de nouvelle AltaGas Amalco et pourrait réduire les dividendes versés aux actionnaires de nouvelle AltaGas Amalco. Les prêts consentis à nouvelle AltaGas Amalco ou aux membres de son groupe sont subordonnés aux clauses restrictives et aux critères financiers usuels pouvant, dans certaines circonstances, restreindre la capacité de croissance de nouvelle AltaGas Amalco ou sa capacité de verser des dividendes aux actionnaires de nouvelle AltaGas Amalco.

Risque lié au refinancement. Chaque facilité de crédit d'AltaGas LP1 comporte une date d'échéance et, si elles n'ont pas été remplacées, prolongées ou renouvelées, à cette date ou à la date d'effet, les sommes dues doivent être remboursées intégralement. Si une des facilités de crédit d'AltaGas LP1 n'est pas remplacée ou prolongée au plus tard à sa date d'échéance ou à la date d'effet ou n'est pas remplacée, prolongée ou renouvelée pour un montant semblable ou à des conditions comparables, la capacité de nouvelle AltaGas Amalco de financer ses activités en cours pourrait en être touchée défavorablement.

Dépendance à l'égard d'entités en exploitation. Nouvelle AltaGas Amalco dépend entièrement du succès des activités des membres de son groupe. Par conséquent, les dividendes versés aux actionnaires de nouvelle AltaGas Amalco seront tributaires de la capacité de ces entités de produire des flux de trésorerie.

Risque lié à l'exploitation. Les activités actuelles sont soumises aux risques se rattachant normalement à l'exploitation et à l'aménagement de réseaux et d'installations dans le secteur du gaz naturel et de l'électricité, y compris la défaillance mécanique, la dégradation matérielle, les erreurs humaines, les vices de fabrication, le sabotage, le terrorisme, la pénurie, le climat, la déviation des ressources éoliennes ou hydrauliques, les catastrophes et les désastres naturels. La survenance de telles éventualités ou le fait qu'elles perdurent pourrait entraîner une hausse des coûts pour nouvelle AltaGas Amalco et réduire sa capacité de traitement, de transport ou de livraison de gaz naturel ou de production ou de transport d'électricité.

Débit des installations. Les installations d'extraction et de collecte et de traitement sur place de nouvelle AltaGas Amalco traitent le gaz naturel du BSOC et ses installations de transport transportent du gaz naturel, de l'éthane et des LGN provenant du BSOC. Le débit à ces installations est tributaire de divers facteurs, dont le niveau des activités d'exploration et de mise en valeur dans le BSOC, la dynamique de l'offre et de la demande à long terme pour le gaz naturel, l'éthane et les LGN et le cadre réglementaire applicable aux participants du marché. Ces facteurs peuvent faire en sorte que nouvelle AltaGas Amalco soit incapable de maintenir le débit à ses installations. Par conséquent, nouvelle AltaGas Amalco peut être exposée à une diminution des flux de trésorerie et de rentabilité découlant de la baisse du débit du gaz naturel, de l'éthane et des LGN et de l'augmentation des coûts d'exploitation.

Risque lié à la composition. Les activités d'extraction sont influencées par la composition du gaz naturel produit dans le BSOC et traité dans les installations de nouvelle AltaGas Amalco. La composition du gaz peut varier au fil du temps en raison de facteurs tels que le volume de traitement effectué aux usines en

amont d'installations de nouvelle AltaGas Amalco et la composition du gaz naturel produit à partir de réservoirs en amont d'installations de nouvelle AltaGas Amalco.

Risque lié au marché. Nouvelle AltaGas Amalco est exposée à des risques liés au marché et découlant des fluctuations des prix des marchandises et des taux d'intérêt.

Prix de l'électricité. Les produits d'exploitation de nouvelle AltaGas Amalco tirés des ventes relatives aux EAE et de la production de la centrale de pointe en Alberta sont soumis aux facteurs touchant le marché de l'électricité en Alberta, comme la fluctuation de l'offre et de la demande, lesquels sont tributaires des conditions climatiques, de l'utilisation par les clients, de l'activité économique et de la croissance.

Prix des liquides de gaz naturel. Les produits d'exploitation de nouvelle AltaGas Amalco provenant des liquides de gaz naturel sont assujettis aux fluctuations du prix des liquides de gaz naturel.

Taux d'intérêt. Nouvelle AltaGas Amalco est exposée à la fluctuation des taux d'intérêt sur sa dette à taux variable.

Taux de change. Nouvelle AltaGas Amalco est exposée aux fluctuations des taux de change.

Réglementation. Les activités de nouvelle AltaGas Amalco sont assujetties à la réglementation applicable dans les territoires où celle-ci exerce ses activités. Les changements de contexte législatif peuvent échapper au contrôle de nouvelle AltaGas Amalco et avoir des répercussions importantes sur ses activités, ses résultats d'exploitation et sa situation financière. Les gazoducs et les installations peuvent faire l'objet de demandes de transporteurs publics et d'entreprises publiques de traitement et sont assujettis à des taux fixés par les autorités de réglementation. Les installations de production d'énergie sont également assujetties aux approbations des autorités de réglementation et aux modifications par ces dernières des tarifs, de la structure du marché et des sanctions. Les activités de distribution de gaz naturel sont assujetties aux approbations des autorités de réglementation et aux changements de lois.

Risque lié aux cocontractants et au crédit. Nouvelle AltaGas Amalco s'expose à des pertes relatives au crédit lorsque des cocontractants omettent de s'acquitter de leurs obligations actuelles ou futures envers elle. Nouvelle AltaGas Amalco s'expose à un risque lié au crédit relativement aux nombreux cocontractants industriels, commerciaux et institutionnels.

Garanties. Si le risque lié au crédit des cocontractants auquel s'expose nouvelle AltaGas Amalco dépasse les limites de crédit non garanties accordées, elle pourrait être tenue de fournir des garanties accessoires sous forme de lettres de crédit.

Complexe Harmattan – Conventions de représentation, de gestion et de traitement. Si nouvelle AltaGas Amalco devient insolvable ou demeure pendant longtemps en défaut en ce qui concerne un aspect important des conventions de représentation, de gestion et de traitement, la propriété effective de l'usine de traitement du gaz naturel comprise dans le complexe Harmattan pourra être réclamée par les premiers propriétaires du complexe Harmattan moyennant des frais nominaux.

Complexe Harmattan – Environnement. La direction a identifié des problèmes d'ordre environnemental liés aux activités antérieures du complexe Harmattan. Il semble en effet que ces activités aient contaminé considérablement l'eau souterraine et le sol. Il se peut que les coûts engagés pour régler ces problèmes soient importants.

Relations de travail. Le personnel d'exploitation et d'entretien de l'usine d'extraction Younger et certains employés d'AltaGas Utilities Inc. sont membres du Syndicat canadien des communications, de l'énergie et du papier. Toute interruption du travail pourrait limiter la capacité de traitement du gaz naturel et de production de LGN de l'usine d'extraction Younger et, par conséquent, avoir une incidence défavorable sur les flux de trésorerie, le revenu net et l'encaisse d'AltaGas pouvant donner lieu au paiement de dividendes. Les activités courantes d'AltaGas Utilities Inc. pourraient être perturbées par des interruptions de travail.

Revendications territoriales des autochtones. Les peuples autochtones ont revendiqué un titre ancestral et des droits autochtones visant une partie importante des terres dans l'Ouest canadien. Ces revendications, si elles sont fructueuses, auront une incidence défavorable importante sur la production de gaz naturel, les aménagements électriques et la production d'électricité en Alberta et en Colombie-Britannique, ce qui pourrait avoir une incidence défavorable importante sur le volume de gaz naturel traité aux installations de nouvelle AltaGas Amalco, l'électricité produite par les centrales de nouvelle AltaGas Amalco ou sur l'aménagement de nouvelles installations de collecte et de traitement, de production d'électricité ou d'extraction et de transport.

Obligation de la Couronne de consulter les Premières Nations. Les gouvernements fédéral et provinciaux du Canada ont le devoir de consulter les autochtones et, au besoin, de les accommoder lorsque leurs intérêts peuvent être touchés par une mesure ou une décision de la Couronne. Par conséquent, ce devoir peut retarder ou empêcher l'obtention d'approbations réglementaires.

Construction et aménagement. L'aménagement, la construction et l'exploitation future d'installations de gaz naturel et de centrales d'électricité peuvent être influencés défavorablement par la modification de politiques et de règlements gouvernementaux, les préoccupations en matière d'environnement, l'augmentation des coûts d'immobilisation et de construction, les retards dans la construction, l'augmentation des taux d'intérêt et la concurrence dans l'industrie. Si l'un de ces facteurs se concrétise, les résultats réels peuvent différer considérablement des prévisions, notamment en ce qui a trait aux coûts, à l'utilisation des installations de gaz naturel, à la production d'électricité, aux produits d'exploitation futurs et aux bénéfices.

La construction, l'aménagement et l'exploitation future des projets de gaz naturel et d'électricité de nouvelle AltaGas Amalco sont assujettis à la modification des politiques et des lois du gouvernement fédéral du Canada et des États-Unis, des gouvernements provinciaux et des gouvernements étatiques, y compris les approbations des organismes de réglementation et les règlements en matière d'environnement, d'utilisation des terres, de santé, de culture et les conflits d'intérêts avec d'autres parties, ainsi que d'autres questions indépendantes de la volonté de nouvelle AltaGas Amalco.

Conditions météorologiques et données éoliennes ou hydrologiques à long terme. Une fois construits, les projets d'électricité au fil de l'eau de nouvelle AltaGas Amalco peuvent faire l'objet d'importantes variations du débit d'eau nécessaire à la production d'électricité. Nouvelle AltaGas Amalco se fie à des études et à des données hydrologiques pour s'assurer que les débits d'eau disponibles sont suffisants pour produire de l'électricité en quantité suffisante pour maintenir la viabilité économique de ses projets. Rien ne garantit que la disponibilité en eau à long terme demeurera inchangée ni qu'aucun événement hydrologique important n'influencera les conditions hydrologiques existantes dans les bassins hydrologiques. Les fluctuations annuelles et saisonnières par rapport à la moyenne à long terme peuvent être importantes.

Une fois construits, les projets d'énergie éolienne de nouvelle AltaGas Amalco peuvent faire l'objet d'importantes variations des vents, ce qui pourrait affecter la production d'électricité. Nouvelle AltaGas Amalco se fie à des études et à des données sur les vents pour s'assurer que les vents disponibles sont suffisants pour produire de l'électricité en quantité suffisante pour maintenir la viabilité économique de ses projets. Rien ne garantit que les configurations des vents demeureront inchangées à long terme. Les fluctuations annuelles et saisonnières par rapport à la moyenne à long terme peuvent être importantes.

Les activités de distribution du gaz naturel sont très saisonnières, la majeure partie de la demande de gaz naturel étant concentrée pendant la période de chauffage hivernale, dont la durée varie dans chaque territoire. Les produits d'exploitation tirés de la distribution de gaz naturel au cours de l'hiver constituent généralement la part la plus importante des produits d'exploitation annuels tirés de la distribution de gaz naturel.

Absence de marché. Le Fonds a obtenu l'approbation conditionnelle, par la TSX, de l'inscription des actions de nouvelle AltaGas Amalco, sous réserve du respect par nouvelle AltaGas Amalco des exigences de la TSX. Rien ne garantit que les actions de nouvelle AltaGas Amalco seront inscrites à la cote de la TSX

ou d'un autre marché boursier, qu'un marché de négociation actif se créera ou, s'il se crée, qu'il sera maintenu.

Le texte ci-dessus présente une liste des facteurs de risque contenus ailleurs aux présentes. Voir « *Information sur AltaGas Income Trust – Facteurs de risque* » dans la présente circulaire et « *Information concernant nouvelle AltaGas Amalco – Facteurs de risque* » à l'appendice E des présentes. En outre, pour une description des facteurs de risque qui touchent le Fonds, voir les rubriques intitulées « *Facteurs de risque – Risques liés à la Fiducie et aux parts de la Fiducie* » et « *Facteurs de risque – Risques inhérents aux entités en exploitation de la Fiducie* » dans la notice annuelle du Fonds et « *Gaz – Secteur du gaz – Gestion du risque* » et « *Production d'électricité – Gestion du risque* » dans le rapport de gestion du Fonds pour l'exercice terminé le 31 décembre 2009, documents qui sont intégrés par renvoi aux présentes. Les porteurs de titres devraient lire attentivement tous ces facteurs de risque.

CONTEXTE ET MOTIFS DE L'ARRANGEMENT

Le 31 octobre 2006, le Ministre a annoncé que le gouvernement fédéral prévoyait modifier le traitement fiscal des fiducies de revenu (les « **règles EIPD** »). Les règles EIPD entraîneront l'imposition d'un impôt au niveau des fiducies sur les distributions de certains revenus de fiducies de fonds communs de placement cotées en bourse, à un taux d'imposition comparable aux taux d'imposition combinés fédéral et provincial des sociétés, et le traitement de ces distributions comme des dividendes versés aux porteurs de parts. Le Ministre a annoncé que les fiducies existantes disposeraient d'une période de transition de quatre ans et qu'elles ne seraient généralement pas assujetties aux nouvelles règles avant 2011, à condition qu'elles connaissent une « croissance normale » sans « expansion injustifiée » jusqu'en 2011. Les règles EIPD ont eu des répercussions immédiates sur les marchés financiers canadiens et ont entraîné un repli important du cours des parts des fiducies de revenu, y compris celles du Fonds, des fiducies de redevances et de nombreux autres titres canadiens. Le 15 décembre 2006, le Ministre a publié des précisions qui établissaient des critères objectifs d'évaluation de la « croissance normale » en vue de déterminer dans quelle mesure les fiducies existantes pouvaient croître sans mettre en danger leur dispense transitoire. Le 14 juillet 2008, le Ministre a publié des propositions particulières visant à modifier la LIR en vue de faciliter la conversion des fiducies de fonds communs de placement en sociétés par actions sans incidences fiscales injustifiées. Ces propositions ont été adoptées le 12 mars 2009. Le 4 décembre 2008, le Ministre a annoncé certains changements aux précisions publiées le 15 décembre 2006. Le projet de loi C-52, qui a reçu la sanction royale le 22 juin 2007, comportait des dispositions de mise en œuvre des règles EIPD.

Depuis l'annonce par le gouvernement de son projet de modifier le traitement fiscal des fiducies de revenu, la direction d'AltaGas et le conseil d'administration ont sans cesse évalué les options s'offrant à eux pour s'assurer que la valeur de l'investissement des porteurs de parts est protégée et que le Fonds peut poursuivre sa stratégie de création, d'acquisition et d'exploitation d'actifs d'infrastructures énergétiques à faible risque à long terme.

Au cours de l'année 2007 et jusqu'à présent, la direction d'AltaGas a continué d'analyser et d'évaluer les options qui s'offrent à elle. Au mois de juin, la direction présentera son plan stratégique quinquennal au conseil d'administration. À chacune des trois dernières réunions de planification stratégique, le plan stratégique a été discuté dans le contexte d'une recherche des options disponibles pour répondre à l'imposition à titre d'EIPD. Les analyses stratégiques ont tenu compte des objectifs stratégiques du Fonds ainsi que de la structure du capital la plus efficace et du contexte des marchés financiers auxquels il est exposé. À la réunion de planification stratégique qui a eu lieu en juin 2009, la direction a présenté au conseil d'administration une analyse de la structure du capital du Fonds, divers points à considérer relativement à la politique de dividendes et des solutions de remplacement en matière de structure.

Le 5 août 2009, il y a eu une réunion du conseil d'administration au cours de laquelle la direction a fourni une analyse plus approfondie de la structure du capital et de la politique de dividendes. Le conseil d'administration a approuvé la communication de la fourchette des dividendes prévue à la conversion en société par actions.

À la réunion du conseil d'administration qui s'est tenue le 25 février 2010, la direction a recommandé que le Fonds tienne son assemblée générale annuelle en juin 2010 et a suggéré au conseil d'administration de fixer la date d'effet de la conversion au 1er juillet 2010. Les méthodes de conversion disponibles ont été discutées.

À la réunion du conseil d'administration qui s'est tenue le 28 avril 2010, des renseignements ont été présentés au conseil concernant les étapes recommandées pour donner effet à la conversion, ainsi qu'une analyse plus détaillée de la structure du capital et de la politique de dividendes. La direction d'AltaGas a recommandé au conseil d'administration ce qui suit : (i) que le Fonds procède à sa conversion d'une structure de fiducie de revenu en structure de société par actions vers le 1er juillet 2010; (ii) que le conseil d'administration de nouvelle AltaGas Amalco établisse un dividende annuel de 1,32 $ qui sera versé mensuellement. Le conseil d'administration a établi que la conversion du Fonds en une structure de société par actions aux termes des opérations prévues par l'arrangement était dans l'intérêt du Fonds et des porteurs de parts et il a résolu de procéder à l'arrangement et de convertir le Fonds en société par actions vers le 1er juillet 2010.

Avantages de l'arrangement

La direction du commandité et d'AltaGas et le conseil d'administration ont décidé que la structure réorganisée serait plus propice à la réalisation et à la remise d'une valeur supérieure de l'investissement des porteurs de titres et des actifs que la structure de fiducie existante. La direction et le conseil d'administration croient que la structure de société par actions proposée simplifiera la structure commerciale du Fonds.

La direction et le conseil d'administration recommandent l'arrangement aux porteurs de titres parce qu'ils croient que son échéancier, son mécanisme et ses résultats procureront un certain nombre d'avantages stratégiques au Fonds et à ses porteurs de titres, notamment les suivants :

- la structure organisationnelle devrait être plus simple et efficace après l'arrangement; les participants au marché la comprendront et l'évalueront donc plus facilement et cela éliminera l'incertitude qui règne actuellement sur les marchés financiers;
- la structure organisationnelle résultant de l'arrangement devrait procurer une plus grande latitude en matière de croissance du capital à long terme et des rendements en espèces fiables;
- nouvelle AltaGas Amalco a l'intention d'affecter ses flux de trésorerie disponibles plus élevés au financement d'occasions d'acquisition et d'occasions de croissance interne éventuelles;
- la structure organisationnelle résultant de l'arrangement devrait améliorer l'accès de nouvelle AltaGas Amalco aux capitaux;
- les titres pourront être échangés contre des actions de nouvelle AltaGas Amalco aux termes de l'arrangement par transfert libre de l'impôt sur le revenu fédéral canadien;
- l'élimination de la structure de fiducie aux termes de l'arrangement éliminera la restriction sur la propriété des non-résidents applicable aux fiducies de revenu, ce qui procurera un meilleur accès aux marchés financiers et plus de liquidité;
- il sera plus efficace et moins coûteux de faire approuver l'arrangement par les porteurs de titres à l'assemblée annuelle;
- les restrictions relatives à la « croissance normale » et à « l'expansion injustifiée » prévues par les règles EIPD qui empêchent actuellement le Fonds d'envisager des acquisitions stratégiques cesseront de s'appliquer;
- la réalisation de l'arrangement avant 2011 permettra d'éviter l'imposition à titre d'EIPD.

Recommandation du conseil d'administration

Le conseil d'administration, après s'être renseigné et avoir procédé à une analyse, a établi à l'unanimité que l'arrangement est équitable pour les porteurs de titres et est dans l'intérêt du Fonds et des porteurs de titres et il recommande unanimement à ces derniers de voter en faveur de la résolution relative à l'arrangement.

Pour parvenir à ses conclusions et formuler sa recommandation, le conseil a examiné, entre autres, les facteurs suivants :

a) le but et les avantages de l'arrangement décrits aux présentes (voir « Contexte et motifs de l'arrangement » et « Contexte et motifs de l'arrangement – Avantages de l'arrangement »);

b) le mécanisme, la structure et l'échéancier de mise en œuvre de l'arrangement;

c) les occasions de croissance qui s'offrent à nouvelle AltaGas Amalco;

d) la politique de dividendes recommandée pour nouvelle AltaGas Amalco.

L'exposé qui précède des renseignements et des facteurs dont le conseil a tenu compte et qu'il a pondérés ne se veut pas exhaustif. Pour parvenir à sa décision d'approuver et de recommander la résolution relative à l'arrangement, le conseil n'a pas attribué de pondération relative ou précise aux facteurs considérés, et chacun des administrateurs peut avoir attribué une pondération différente à chaque facteur. L'arrangement comporte des risques, notamment celui que certains des avantages éventuels décrits dans la présente circulaire ne se concrétisent pas ou ne se concrétisent qu'à un coût considérable.

À la date de référence, les dirigeants et les administrateurs du commandité et d'AltaGas, ainsi que les personnes qui ont des liens avec eux, en tant que groupe, avaient la propriété directe ou indirecte ou le contrôle d'un total d'environ 3 686 374 parts de fiducie et parts B de LP1, soit environ 4,54 % des parts de fiducie en circulation (compte tenu de l'échange de la totalité des parts B de LP1). Chacun des membres du conseil et chacun des dirigeants du commandité et d'AltaGas a indiqué son intention d'exercer les droits de vote rattachés à ses parts de fiducie et à ses parts B de LP1 en faveur de la résolution relative à l'arrangement.

L'ARRANGEMENT

Généralités

S'il est approuvé, l'arrangement entraînera la réorganisation du Fonds en une société par actions versant des dividendes, nouvelle AltaGas Amalco, qui sera appelée « **AltaGas Ltd.** ». Voir « *Information concernant nouvelle AltaGas Amalco – Description des activités* » à l'appendice E des présentes.

Nouvelle AltaGas Amalco retiendra les services de l'équipe de direction et du personnel actuels du commandité et d'AltaGas et continuera d'être dirigée par David W. Cornhill à titre de président du conseil et chef de la direction, Richard M. Alexander à titre de président et chef de l'exploitation, Deborah S. Stein à titre de vice-présidente, Finances et chef des finances, David R. Wright à titre de vice-président directeur, Stratégie et expansion des affaires, Massimiliano Fantuz à titre de vice-président directeur et Dennis A. Dawson à titre de vice-président, chef du contentieux et secrétaire général. Les membres actuels du conseil formeront le conseil d'administration de nouvelle AltaGas Amalco. Voir « *Information concernant nouvelle AltaGas Amalco – Administrateurs et dirigeants* » à l'appendice E des présentes.

Effet de l'arrangement sur les porteurs de titres

À la suite de l'arrangement, les porteurs de parts recevront une action de nouvelle AltaGas Amalco pour chaque part de fiducie et les porteurs de parts B de LP1 recevront une action de nouvelle AltaGas Amalco pour chaque part B de LP1. L'arrangement a été structuré pour permettre aux porteurs de parts et aux porteurs de parts B de LP1 de recevoir des actions de nouvelle AltaGas Amalco avec report d'impôt pour l'application de l'impôt sur le revenu fédéral canadien. Voir « *Certaines incidences fiscales fédérales canadiennes* ».

Voir « *L'arrangement – Détails de l'arrangement – Étapes de l'arrangement* », « *L'arrangement – Formalités d'échange des titres* », « *Certaines incidences fiscales fédérales canadiennes* » et « *Certaines incidences fiscales fédérales américaines* ».

Effet de l'arrangement sur les distributions

Les distributions versées aux porteurs de parts pour les mois d'avril et de mai 2010 ne seront pas touchées par le projet d'arrangement et seront versées comme d'habitude. Par conséquent, les porteurs de parts inscrits le 26 avril 2010 recevront leur distribution d'encaisse mensuelle de 0,18 $ le 17 mai 2010 et les porteurs de parts inscrits le 25 mai 2010 recevront leur distribution en espèces mensuelle ordinaire de 0,18 $ le 15 juin 2010. Si l'arrangement est approuvé à l'assemblée et que la date d'effet survient comme prévu le 1er juillet 2010, les porteurs de parts inscrits le 25 juin 2010 recevront leur distribution en espèces mensuelle ordinaire de 0,18 $ parallèlement à la réalisation de l'arrangement (au lieu de la recevoir comme d'habitude le 15 juillet 2010) et la distribution relative au mois de juin 2010 devrait être la dernière distribution versée aux porteurs de parts par le Fonds. Si l'arrangement

n'est pas approuvé, le conseil se réunira rapidement par la suite pour décider de la prochaine distribution qui sera déclarée payable sur les parts de fiducie, mais il est actuellement prévu que la distribution sera toujours de 0,18 $ par mois. Si l'arrangement est approuvé mais que la date d'effet survient après le 1er juillet 2010, les distributions mensuelles ordinaires seront versées comme d'habitude jusqu'à la date d'effet et, à ce moment-là, les distributions en cours déclarées mais non encore versées seront versées juste avant l'heure d'effet à la date d'effet aux porteurs de parts inscrits à la date de référence applicable pour les distributions.

Effet de l'arrangement sur le RRD

Aux termes de l'arrangement, il est proposé que nouvelle AltaGas Amalco prenne en charge le RRD du Fonds et toutes les conventions connexes et qu'elle les modifie et les mette à jour par la suite pour que, entre autres, le RRD modifié : (i) prévoie que les porteurs admissibles d'actions de nouvelle AltaGas Amalco peuvent demander que leurs dividendes en espèces soient réinvestis dans de nouvelles actions supplémentaires de nouvelle AltaGas Amalco qui seront émises à escompte de 5 % par rapport au cours moyen (défini dans le RRD modifié) à la date de versement des dividendes applicable; (ii) prévoie que les porteurs admissibles d'actions de nouvelle AltaGas Amalco peuvent choisir, en vertu de la composante majorée (ou *premium*) du RRD modifié, que ces actions de nouvelle AltaGas Amalco supplémentaires soient remises au courtier responsable du régime désigné en échange d'un paiement en espèces majoré (ou *premium*) égal à 102 % des dividendes en espèces que les porteurs auraient autrement reçus à la date de versement des dividendes pertinente; (iii) fasse en sorte que tous les participants existants au RRD soient réputés être des participants au RRD modifié sans autre mesure de leur part et que les porteurs d'actions de nouvelle AltaGas Amalco puissent participer au RRD modifié relativement aux dividendes en espèces déclarés et versés par nouvelle AltaGas Amalco sur les actions de nouvelle AltaGas Amalco.

Aux termes du RRD modifié, nouvelle AltaGas Amalco se réservera le droit de limiter le montant des nouvelles actions disponibles aux termes du RRD modifié à toute date de versement des dividendes donnée. Par conséquent, la participation peut être calculée au prorata dans certaines circonstances. En cas de calcul au prorata, le porteur participant d'actions de nouvelle AltaGas Amalco recevra de cette dernière les dividendes déclarés sur les actions de nouvelle AltaGas Amalco visées par le RRD modifié pour lesquelles des dividendes sont payables mais ne peuvent être réinvestis aux termes du RRD modifié, selon le choix qu'il effectue.

Aucune commission ni aucuns frais de service ou de courtage ne seront payables dans le cadre de l'achat d'actions de nouvelle AltaGas Amalco auprès de nouvelle AltaGas Amalco aux termes de l'une des composantes du RRD modifié. Il est recommandé aux porteurs admissibles d'actions de nouvelle AltaGas Amalco qui souhaitent participer au RRD modifié indirectement par l'intermédiaire d'un courtier ou d'un autre prête-nom de consulter ce courtier ou ce prête-nom afin de vérifier si des commissions, des frais de service ou d'autres frais sont payables.

Le 1er août 2007, le Fonds a annoncé avoir suspendu la composante majorée du RRD à compter du versement de distributions du 15 août 2007. Même si la composante majorée du RRD continuera d'exister dans le RRD modifié, il est prévu qu'elle demeurera indisponible dans un avenir proche. La composante ordinaire du RRD modifié demeurera en vigueur. Si nouvelle AltaGas Amalco établit à l'avenir que la suspension de la composante majorée du RRD modifié est dans son intérêt, elle aura le pouvoir discrétionnaire de réaliser cette suspension.

Traitement des options du Fonds

À la date de référence, 3 756 875 options du Fonds étaient en circulation aux termes du régime d'options d'achat de parts de fiducie attribué aux administrateurs, aux dirigeants et aux employés d'AltaGas et des membres de son groupe.

Aux termes de l'arrangement, nouvelle AltaGas Amalco prendra en charge les obligations du Fonds relativement aux options du Fonds en circulation et ces dernières seront échangées et seront réputées être échangées contre des options d'achat d'actions qui seront émises et seront réputées être émises aux porteurs des options du Fonds ainsi échangées, à raison de une option d'achat d'actions pour chaque option du Fonds ainsi échangée, l'option d'achat d'actions étant assortie des mêmes conditions et ayant la même valeur que l'option du Fonds ainsi échangée. À l'exercice des options d'achat d'actions ainsi échangées, les porteurs recevront le nombre d'actions de nouvelle AltaGas Amalco correspondant au nombre de parts de fiducie qu'ils auraient par ailleurs eu le droit de recevoir conformément au régime d'options d'achat de parts de fiducie.

Les porteurs des options du Fonds dont les droits sont acquis peuvent choisir d'exercer ces options avant l'heure d'effet et de participer à l'arrangement en tant que porteurs de parts.

À l'assemblée, les porteurs de titres seront invités à approuver le régime d'options d'achat d'actions de nouvelle AltaGas. Sous réserve de l'approbation des porteurs de titres à l'assemblée, aux termes du l'arrangement, nouvelle AltaGas Amalco (à titre de société remplaçante par suite de la fusion) prendra en charge le régime d'options d'achat d'actions de nouvelle AltaGas adopté par celle-ci et attribuera des options d'achat d'actions aux administrateurs, aux dirigeants, aux employés et aux consultants de nouvelle AltaGas Amalco et des membres de son groupe.

Si le régime d'options d'achat d'actions de nouvelle AltaGas n'est pas approuvé par les porteurs de titres à l'assemblée, les options du Fonds en circulation seront modifiées afin que leurs porteurs puissent par la suite acquérir des actions de nouvelle AltaGas Amalco plutôt que des parts de fiducie à l'exercice des options du Fonds à compter de l'heure d'effet, mais les options du Fonds continueront par ailleurs d'être assujetties aux mêmes conditions que celles prévues initialement et le régime d'options d'achat de parts de fiducie sera modifié pour donner effet à ce qui précède.

Détails de l'arrangement

Étapes de l'arrangement

À la date d'effet, chacun des événements indiqués ci-après aura lieu ou sera réputé avoir eu lieu dans l'ordre indiqué, sans autre mesure ou formalité, exception faite de ce que prévoit le plan d'arrangement :

Modification de la déclaration de fiducie, de la déclaration de fiducie de Holding, de la convention de société en commandite d'AltaGas LP1 et de la convention de société en commandite d'AltaGas LP2

a) La déclaration de fiducie, la déclaration de fiducie de Holding, la convention de société en commandite d'AltaGas LP1 et la convention de société en commandite d'AltaGas LP2 seront modifiées dans la mesure nécessaire pour faciliter l'arrangement et également conformément à la convention d'arrangement.

Souscription de parts A de LP2 par le commandité

b) Le commandité souscrira un nombre de parts A de LP2 égal à 0,00001 du nombre de parts A de LP2 émises et en circulation immédiatement après la souscription (arrondi à la cinquième décimale près) contre une contrepartie en espèces égale à la juste valeur marchande des parts A de LP2 souscrites comme il l'établit.

Modification des statuts du commandité

c) Les statuts du commandité seront modifiés pour que le nombre total d'actions du commandité émises et en circulation soit égal au nombre de parts de fiducie émises et en circulation immédiatement avant l'heure d'effet.

Distribution des actions du commandité aux porteurs de parts

d) Le Fonds distribuera les actions du commandité aux porteurs de parts à raison de une action du commandité pour chaque part de fiducie détenue.

Transfert des actions du commandité

e) Chaque action du commandité sera vendue, cédée et transférée à nouvelle AltaGas (libre de toute réclamation) en échange d'actions de nouvelle AltaGas à raison de 0,00001 action de nouvelle AltaGas pour chaque action du commandité ainsi vendue, cédée et transférée.

Échange des parts de fiducie

f) Chaque part de fiducie sera vendue, cédée et transférée à nouvelle AltaGas (libre de toute réclamation) en échange d'actions de nouvelle AltaGas à raison de 0,99999 action de nouvelle AltaGas pour chaque part de fiducie ainsi vendue, cédée et transférée.

Échange des options du Fonds contre des options d'achat d'actions

g) Toutes les options du Fonds seront échangées et seront réputées être échangées contre des options d'achat d'actions qui seront émises et seront réputées être émises aux porteurs des options du Fonds ainsi échangées, à raison de une option d'achat d'actions pour chaque option du Fonds ainsi échangée, l'option d'achat d'actions étant assortie des mêmes conditions et ayant la même valeur que l'option du Fonds ainsi échangée, et les options d'achat d'actions ainsi émises seront par ailleurs réputées avoir été émises aux conditions du régime d'options d'achat d'actions de nouvelle AltaGas, seront assujetties à ces conditions et représenteront le droit d'acquérir des actions de nouvelle AltaGas; toutefois, si le régime d'options d'achat d'actions de nouvelle AltaGas n'est pas approuvé par les porteurs de titres à l'assemblée, les options du Fonds en circulation seront modifiées pour que les porteurs aient par la suite le droit d'acquérir des actions de nouvelle AltaGas plutôt que des parts de fiducie à l'exercice de ces options du Fonds. Cependant, les options du Fonds continueront par ailleurs d'être assujetties aux mêmes conditions que celles qui étaient en vigueur avant l'heure d'effet et le régime d'options d'achat de parts de fiducie sera modifié pour donner effet au régime d'options d'achat d'actions de nouvelle AltaGas.

Dissolution d'AltaGas LP2

h)

(i) AltaGas LP2 sera dissoute et liquidée et cessera d'exister et sera réputée être dissoute et liquidée et avoir cessé d'exister; le commandité nommera le liquidateur d'AltaGas LP2 pour qu'il détienne la totalité des actifs et des passifs d'AltaGas LP2 juste avant la dissolution de celle-ci en attendant qu'ils soient distribués à AltaGas LP1 et au commandité, en qualité d'anciens commanditaires d'AltaGas LP2.

(ii) Le commandité, en qualité de liquidateur d'AltaGas LP2, cédera et transférera immédiatement après un droit indivis sur chacun des actifs d'AltaGas LP2 à AltaGas LP1 et au commandité, et AltaGas LP1 et le commandité assumeront une obligation individuelle à l'égard de la totalité des passifs d'AltaGas LP2.

Dans ces deux cas, le droit indivis et l'obligation individuelle d'AltaGas LP1 et du commandité seront respectivement de 99,999 % et de 0,001 %.

Apport d'AltaGas LP1 au capital d'AltaGas

i) AltaGas LP1 transférera la totalité de ses actifs à AltaGas à titre d'apport au capital d'AltaGas, à l'exception de ce qui suit :

(i) les sommes d'argent;

(ii) les biens qui constituent des biens décrits aux alinéas 85(2)(a)(i) à (iii) de la LIR.

Transfert de la part à droit de vote spécial

j) Le fiduciaire chargé du vote et de l'échange et chaque porteur de parts B de LP1 vendra, cédera et transférera à nouvelle AltaGas la totalité de ses droits, titres et intérêts relativement à la part à droit de vote spécial à nouvelle AltaGas pour une contrepartie égale à la juste valeur marchande de 1,00 $, comme l'établit le commandité.

Vente d'AltaGas et des autres actifs à nouvelle AltaGas 2

k) AltaGas LP1 vendra, cédera et transférera à nouvelle AltaGas 2 le reliquat de ses actifs (à l'exception des sommes d'argent) en échange de ce qui suit :

(i) un nombre d'actions privilégiées de premier rang de nouvelle AltaGas 2 égal au nombre de parts B de LP1 émises et en circulation à l'heure d'effet;

(ii) 100 actions privilégiées de second rang de nouvelle AltaGas 2;

(iii) les billets de nouvelle AltaGas 2;

(iv) la prise en charge de la totalité des passifs d'AltaGas LP1.

Dissolution d'AltaGas LP1

l)

(i) AltaGas LP1 sera dissoute et liquidée et cessera d'exister et sera réputée être dissoute et liquidée et avoir cessé d'exister; le commandité sera nommé le liquidateur d'AltaGas LP1 pour qu'il détienne la totalité des actifs d'AltaGas LP1 juste avant la dissolution de celle-ci en attendant qu'ils soient distribués aux porteurs de parts B de LP1 et à Holding Trust, en qualité d'anciens commanditaires d'AltaGas LP1.

(ii) Le commandité, en qualité de liquidateur d'AltaGas LP1, cédera et transférera immédiatement après les actifs d'AltaGas LP1 aux porteurs de parts B de LP1 et à Holding Trust comme suit :

(A) chaque porteur de parts B de LP1 recevra :

(i) un billet de nouvelle AltaGas 2 dont le capital est égal à sa dette de l'associé;

(ii) une action privilégiée de premier rang de nouvelle AltaGas 2 pour chaque part B de LP1;

(B) Holding Trust recevra les actions privilégiées de second rang de nouvelle AltaGas 2 et les sommes d'argent détenues par AltaGas LP1 juste avant sa dissolution.

m) Chaque billet de nouvelle AltaGas 2 reçu par un porteur de parts B de LP1 aux termes du paragraphe l)(ii)(A) ci-dessus sera affecté en compensation de la dette de l'associé de ce porteur envers nouvelle AltaGas 2, et les billets de nouvelle AltaGas 2 et les dettes de l'associé seront annulés.

Dissolution de Holding Trust

n) La totalité des actifs de Holding Trust seront transférés au Fonds qui prendra en charge la totalité des passifs de Holding Trust en règlement complet des droits du Fonds en tant que bénéficiaire de Holding Trust; la totalité des parts de fiducie et des billets de série 1 de Holding Trust, et toutes les autres dettes existantes entre Holding Trust et le Fonds seront par la suite annulés.

o) Holding Trust cessera d'exister et sera dissoute et sera réputée cesser d'exister et être dissoute.

Dissolution du Fonds

p) La totalité des actifs du Fonds seront transférés à nouvelle AltaGas qui prendra en charge la totalité des passifs du Fonds en règlement complet des droits de nouvelle AltaGas en tant que porteur de parts; la totalité des parts de fiducie seront par la suite annulées.

q) Le Fonds cessera d'exister et sera dissous et sera réputé cesser d'exister et être dissous.

Transfert des actions privilégiées de premier rang de nouvelle AltaGas 2

r) La totalité des actions privilégiées de premier rang de nouvelle AltaGas 2 reçues par les porteurs de parts B de LP1 aux termes du paragraphe l)(ii)(A) ci-dessus seront vendues, cédées et transférées à nouvelle AltaGas (libres de toute réclamation) en échange d'actions de nouvelle AltaGas à raison de une action de nouvelle AltaGas pour chaque action privilégiée de premier rang de nouvelle AltaGas 2 ainsi vendue, cédée et transférée.

Transfert des actions de nouvelle AltaGas 2 et des actions d'AltaGas

s) Le commandité transférera les actions de nouvelle AltaGas 2 et son droit indivis sur les biens qu'il a reçus aux termes du paragraphe h)(ii) ci-dessus à nouvelle AltaGas pour une contrepartie en espèces égale à leur juste valeur marchande, comme il l'établit.

Capital déclaré de nouvelle AltaGas, de nouvelle AltaGas 2 et d'AltaGas

t) Par suite de l'émission d'actions de nouvelle AltaGas aux termes des paragraphes e), f) et r) ci-dessus, le montant global ajouté au compte de capital déclaré des actions de nouvelle AltaGas correspondra au montant maximum qu'il est permis d'ajouter au capital versé de ces actions pour l'application de la LIR par suite de l'émission.

u) Par suite de l'émission d'actions privilégiées de premier rang de nouvelle AltaGas 2 et d'actions privilégiées de second rang de nouvelle AltaGas 2 aux termes du paragraphe k) ci-dessus, le montant global ajouté au compte de capital déclaré de chaque catégorie d'actions sera de 1,00 $.

v) Le capital déclaré des actions émises et en circulation de toutes les catégories d'actions d'AltaGas sera diminué, sans paiement, à 1,00 $.

Fusion de nouvelle AltaGas, nouvelle AltaGas 2 et AltaGas

w) les sociétés fusionnantes seront fusionnées pour devenir une seule société en vertu de la LCSA conformément à ce qui suit :

(i) au moment de la fusion :

(A) les actions de nouvelle AltaGas ne seront pas annulées ou converties et il n'y aura pas de titres émis par nouvelle AltaGas Amalco et ce, pour que les actions de nouvelle AltaGas deviennent des actions de nouvelle AltaGas Amalco;

(B) les actions de nouvelle AltaGas 2, les actions privilégiées de premier rang de nouvelle AltaGas 2, les actions privilégiées de second rang de nouvelle AltaGas 2 et les actions d'AltaGas seront annulées sans remboursement de capital.

(ii) nouvelle AltaGas Amalco sera appelée « AltaGas Ltd. »;

(iii) nouvelle AltaGas Amalco adoptera le régime d'options d'achat d'actions de nouvelle AltaGas;

(iv) le siège social de nouvelle AltaGas Amalco sera situé au 1700, 355 – 4th Avenue S.W., Calgary (Alberta) T2P 0J1;

(v) nouvelle AltaGas Amalco sera autorisée à émettre un nombre illimité d'actions ordinaires et un nombre illimité d'actions privilégiées pouvant être émises en séries, qui seront assorties des droits, des privilèges et des conditions énoncés dans les statuts de nouvelle AltaGas;

(vi) il n'y aura pas de restrictions sur les activités et les pouvoirs que nouvelle AltaGas Amalco est autorisée à exercer, ni sur le transfert des actions de nouvelle AltaGas Amalco;

(vii) le conseil d'administration de nouvelle AltaGas Amalco fixera à l'occasion le nombre exact de ses administrateurs, qui sera d'au minimum trois (3) et d'au maximum quinze (15);

(viii) les administrateurs de nouvelle AltaGas Amalco seront autorisés à nommer un ou plusieurs administrateurs supplémentaires dont le mandat prendra fin au plus tard à la clôture de l'assemblée annuelle des actionnaires suivante, mais le nombre total d'administrateurs ainsi nommés ne pourra dépasser le tiers du nombre d'administrateurs élus à l'assemblée annuelle des actionnaires précédente;

(ix) le mandat des premiers administrateurs de nouvelle AltaGas Amalco se poursuivra jusqu'à l'assemblée annuelle des actionnaires suivante de nouvelle AltaGas Amalco ou jusqu'à ce que leurs remplaçants soient élus ou nommés; les premiers administrateurs seront les personnes dont le nom et le lieu de résidence figurent ci-après :

Nom	**Lieu de résidence**
David W. Cornhill	Calgary (Alberta) Canada
Allan L. Edgeworth	Calgary (Alberta) Canada
Hugh A. Fergusson	Calgary (Alberta) Canada
Denis C. Fonteyne	Calgary (Alberta) Canada
Daryl H. Gilbert	Calgary (Alberta) Canada
Robert B. Hodgins	Calgary (Alberta) Canada
Myron F. Kanik	Qualicum Beach (Colombie-Britannique) Canada
David F. Mackie	Houston (Texas) États-Unis
M. Neil McCrank	Calgary (Alberta) Canada

(x) les premiers dirigeants de nouvelle AltaGas Amalco seront les suivants :

Nom	**Fonction**
David W. Cornhill	Président du conseil et chef de la direction

Richard M. Alexander	Président et chef de l'exploitation
Gregory A. Aarssen	Vice-président, Affaires de l'entreprise
Nancy A. Anderson	Vice-présidente, Énergie renouvelable – Énergie éolienne
Jeremy R. Baines	Vice-président et trésorier
James B. Bracken	Premier vice-président, Projets importants
Douglas H. Brown	Vice-président de division, Énergie renouvelable – Énergie hydroélectrique
Dennis A. Dawson	Vice-président, chef du contentieux et secrétaire général
Massimiliano Fantuz	Vice-président directeur
Bradley G.H. Mattson	Vice-président et contrôleur
Marilyn A. Pfaefflin	Vice-présidente de division, Transport
Deborah S. Stein	Vice-présidente, Finances et chef des finances
Kent E. Stout	Vice-président, Ressources générales
Randy W. Toone	Vice-président de division, Collecte et traitement sur place et services énergétiques
David R. Tulk	Vice-président de division, Extraction et transport
David R. Wright	Vice-président directeur, Stratégie et expansion des affaires

(xi) les règlements de nouvelle AltaGas Amalco seront les mêmes que ceux de nouvelle AltaGas en vigueur avant la date d'effet;

(xii) les dispositions des paragraphes 186(b), (c), (d), (e) et (f) de la LCSA s'appliqueront à la fusion avec les conséquences suivantes :

(A) les biens de chaque société fusionnante continueront d'appartenir à nouvelle AltaGas Amalco (sauf les actions d'une société fusionnante détenues par une autre société fusionnante et les sommes qu'une société fusionnante doit recevoir d'une autre société fusionnante);

(B) nouvelle AltaGas Amalco continuera d'être responsable de l'exécution des obligations de chaque société fusionnante (à l'exception des obligations relatives aux sommes dues par une société fusionnante à une autre société fusionnante);

(C) les causes d'action, de réclamation ou de poursuite existantes d'une société fusionnante ne seront pas touchées;

(D) les poursuites civiles, criminelles ou administratives en cours intentées par une société fusionnante ou contre elle pourront être continuées par nouvelle AltaGas Amalco ou contre elle;

(E) la condamnation d'une société fusionnante ou une décision, une ordonnance ou un jugement en faveur d'une société fusionnante ou contre celle-ci pourra être exécuté par nouvelle AltaGas Amalco ou contre elle.

(xiii) les clauses de l'arrangement déposées afin de donner effet à l'arrangement seront réputées constituer les statuts de fusion de nouvelle AltaGas Amalco et le certificat délivré relativement aux clauses de l'arrangement par le directeur en vertu de la LCSA sera réputé constituer le certificat de fusion de nouvelle AltaGas Amalco;

(xiv) dans la mesure où les dispositions du présent plan d'arrangement sont réputées être incompatibles avec les lois applicables, il sera automatiquement rajusté pour supprimer l'incompatibilité;

(xv) les premiers vérificateurs de nouvelle AltaGas Amalco seront Ernst & Young s.r.l./S.E.N.C.R.L., dont le mandat se poursuivra jusqu'à la fermeture des bureaux à la première assemblée annuelle des porteurs d'actions de nouvelle AltaGas Amalco, et les administrateurs de nouvelle AltaGas Amalco seront autorisés à établir leur rémunération.

Modification du RRD

x) le RRD sera modifié et mis à jour de sorte que : (i) les porteurs admissibles d'actions de nouvelle AltaGas Amalco puissent demander que leurs dividendes en espèces soient réinvestis dans de nouvelles actions supplémentaires de nouvelle AltaGas Amalco qui seront émises à escompte de 5 % par rapport au cours moyen (défini dans le RRD modifié) à la date de versement des dividendes applicable; (ii) les porteurs admissibles d'actions de nouvelle AltaGas Amalco puissent choisir, en vertu de la composante majorée du RRD modifié, que ces actions de nouvelle AltaGas Amalco supplémentaires soient remises au courtier responsable du régime désigné en échange d'un paiement en espèces majoré égal à 102 % du dividende en espèces que les porteurs auraient autrement reçu à la date de versement des dividendes pertinente; (iii) tous les participants existants au RRD soient réputés être des participants au RRD modifié sans autre mesure de leur part et que les porteurs d'actions de nouvelle AltaGas Amalco puissent participer au RRD modifié relativement aux dividendes en espèces déclarés et versés par nouvelle AltaGas Amalco sur les actions de nouvelle AltaGas Amalco.

Toutefois, si l'une des étapes précédentes n'est pas réalisée, elles seront toutes réputées ne pas avoir été réalisées.

Structure après l'arrangement

Le diagramme suivant illustre la structure organisationnelle simplifiée de nouvelle AltaGas Amalco juste après la réalisation de l'arrangement.

Peu après la réalisation de l'arrangement, nouvelle AltaGas Amalco devrait réaliser certaines opérations internes pour simplifier sa structure. Elles seront réalisées après la date d'effet de l'arrangement et en dehors du plan d'arrangement et n'exigent pas l'approbation des porteurs de titres à l'assemblée. Le diagramme suivant ne tient pas compte de leur effet.



AltaGas Holdings #3 Inc.
Anciens porteurs de parts et porteurs de parts B de LP1
100 %
AltaGas Utility Group Inc .
100 %
AltaGas Utility Holdings Inc .
Actions ordinaries (100 %)
100 %
100 %
33 1/3 %
AltaGas Utilities Inc .
AltaGas Utility Holdings (Nova Scotia) Inc.
Inuvik Gas Ltd.
100 %
Heritage Gas Limited
AltaGas Ltd.
100 %
Bear Mountain Wind Power Corporation
commanditaire (83,9671 %)
Actions ordinaires (100 %)
99,99 %
99,99 %
0,01 %
AltaGas Holdings Inc.
0,01 %
AltaGas Operating Partnership
100 %
92,75 %
Bear Mountain Wind Limited Partnership
commanditaire (14,0924 %)
0,15 %
99,85 %
7,24 %
AltaGas Holdings #2
Taylor NGL Limited Partnership
AltaGas Power Holdings Partnership
22,59 %
0,01 %
100 % d'actions
Taylor Management Inc
100 % d'actions
Taylor Processing Inc.
77,36 %
AltaGas Limited Partnership
0,01 %
0,01 %
commanditaire
99,99 %
99,9 %
commandité (0,01 %)
99,99 %
99,99 %
commandité (0,1 %)
AltaGas Pipeline Partnership
99,99 %
99,99 %
50 %
Taylor Gas Liquids Limited Partnership
Joffre Gas Liquids Limited Partnership
Taylor Gas Processing Limited Partnership
Harmattan Gas Processing Limited Partnership
ASTC Power Partnership
AltaGas Energy Limited Partnership
ECNG Energy L.P.
commanditaire 1,9305 %
commandité (0,01 %)

Juste après la réalisation de l'arrangement, environ 81 229 889 actions de nouvelle AltaGas Amalco seront émises et en circulation dans l'hypothèse où aucune part de fiducie n'est émise après la date de référence et avant l'heure d'effet.

Convention d'arrangement

L'arrangement est effectué aux termes de la convention d'arrangement, laquelle contient des engagements, des déclarations et des garanties de la part du Fonds, d'AltaGas, du commandité, d'AltaGas LP1, d'AltaGas LP2, de Holding Trust, de nouvelle AltaGas et de nouvelle AltaGas 2 et diverses conditions préalables, tant réciproques que relativement à chaque société par actions, fiducie et société en commandite.

La convention d'arrangement figure à l'appendice C de la présente circulaire et il y a lieu de s'y reporter pour en connaître le texte intégral.

Formalités de prise d'effet de l'arrangement

L'arrangement est censé être réalisé conformément à la déclaration de fiducie et à l'article 192 de la LCSA. Les étapes procédurales indiquées ci-après doivent être suivies pour que l'arrangement prenne effet :

a) les porteurs de titres votant à l'assemblée doivent approuver la résolution relative à l'arrangement;

b) la Cour doit approuver l'arrangement au moyen de l'ordonnance finale;

c) toutes les conditions préalables à l'arrangement, y compris celles mentionnées dans la convention d'arrangement, doivent être remplies ou faire l'objet de renonciations par les parties concernées;

d) l'ordonnance finale, les clauses de l'arrangement et les documents connexes doivent être déposés sous la forme prescrite par la LCSA auprès du directeur, qui doit délivrer le certificat.

Approbations

Approbations des porteurs de titres

Conformément à l'ordonnance provisoire, la résolution relative à l'arrangement doit être adoptée au moins aux deux tiers des voix exprimées par les porteurs de titres présents ou représentés par fondé de pouvoir, votant comme une seule catégorie, à l'assemblée. Voir « *Procurations – Formalités et votes requis* » et « *L'arrangement – Législation en valeurs mobilières* ».

Malgré ce qui précède, la résolution relative à l'arrangement qui sera soumise à l'examen des porteurs de titres autorise le conseil d'administration, sans autre avis aux porteurs de titres ni approbation de leur part et sous réserve des conditions de l'arrangement, à modifier ou à résilier la convention d'arrangement ou le plan d'arrangement ou à révoquer la résolution relative à l'arrangement avant la prise d'effet de l'arrangement, conformément à la LCSA. Le texte intégral de la résolution relative à l'arrangement figure à l'appendice A de la présente circulaire.

Approbations de la Cour

Ordonnance provisoire

Le 3 mai 2010, la Cour a accordé l'ordonnance provisoire facilitant la convocation de l'assemblée, prescrivant le mode de sa tenue et tranchant d'autres questions. L'ordonnance provisoire figure à l'appendice B de la présente circulaire.

Ordonnance finale

La LCSA prévoit qu'un arrangement doit être approuvé par la Cour. Sous réserve de la convention d'arrangement et si la résolution relative à l'arrangement est approuvée par les porteurs de titres à l'assemblée de la manière exigée par l'ordonnance provisoire, le Fonds s'adressera à la Cour pour obtenir l'ordonnance finale.

On prévoit que la demande d'ordonnance finale approuvant l'arrangement sera entendue par la Cour le 4 juin 2010 à 9 h (heure de Calgary), ou aussitôt que les conseillers juridiques pourront par la suite être entendus par un juge de la Cour de justice du Banc de la Reine de l'Alberta, Calgary Courts Centre, 601 – 5th Street S.W., Calgary (Alberta). À l'audience, les porteurs de titres ou les autres parties intéressées qui souhaitent appuyer la demande d'ordonnance finale ou s'y opposer peuvent comparaître ou être représentés par des conseillers juridiques. **Les porteurs de titres ou les autres parties intéressées qui souhaitent comparaître doivent déposer auprès de la Cour et signifier au Fonds un avis de leur intention de comparaître au plus tard à 16 h (heure de Calgary) le 28 mai 2010, incluant une adresse de signification dans la province de l'Alberta, avec les preuves et les documents qui seront présentés à la Cour.** La signification au Fonds se fait par remise des documents aux conseillers juridiques du Fonds à l'adresse suivante : **Stikeman Elliott LLP, 4300 Bankers Hall West, 888 – 3rd Street S.W., Calgary (Alberta) T2P 5C5, à l'attention de : Christopher W. Nixon.** Si un porteur de titres ou toute autre partie

intéressée ne comparaît pas à ce moment-là en personne ou par l'entremise de ses conseillers juridiques, la Cour peut approuver l'arrangement tel qu'il est présenté ou sous réserve des conditions qu'elle juge appropriées, sans autre avis de sa part. Voir « *Avis de requête* ».

Les titres qui seront émis aux porteurs de titres aux termes de l'arrangement ne seront pas inscrits aux termes de la Loi de 1933, conformément à une dispense des exigences d'inscription prévues par l'article 3(a)(10) de cette loi. On avisera la Cour avant l'audience de la demande d'ordonnance finale que, si elle approuve les conditions de l'arrangement, l'ordonnance finale constituera le fondement d'une dispense des exigences d'inscription de la Loi de 1933, si bien que les titres émis aux porteurs de titres aux termes de l'arrangement n'auront pas être inscrits aux termes de la Loi de 1933.

Le Fonds a été avisé par ses conseillers juridiques, Stikeman Elliott S.E.N.C.R.L., s.r.l., que la Cour dispose d'un large pouvoir discrétionnaire aux termes de la LCSA lorsqu'elle prononce des ordonnances relatives à l'arrangement et qu'elle examine, notamment, le caractère équitable et raisonnable de l'arrangement, tant sur le fond que sur le plan procédural. La Cour peut approuver l'arrangement proposé ou l'approuver dans une version modifiée, selon ses instructions, sous réserve du respect des conditions, le cas échéant, qu'elle juge appropriées. Selon la nature des modifications exigées, le Fonds pourrait décider de ne pas réaliser l'arrangement.

Approbations des inscriptions en bourse

La réalisation des opérations prévues par l'arrangement est conditionnelle à ce que la TSX approuve sous condition l'inscription des actions de nouvelle AltaGas Amalco pouvant être émises aux termes de l'arrangement. La TSX a approuvé sous condition l'inscription de substitution des actions de nouvelle AltaGas Amalco pouvant être émises aux termes de l'arrangement, sous réserve du respect par nouvelle AltaGas Amalco des conditions de la TSX.

Conditions préalables à l'arrangement

Les obligations respectives du Fonds, d'AltaGas, du commandité, d'AltaGas LP1, d'AltaGas LP2, de Holding Trust, de nouvelle AltaGas et de nouvelle AltaGas 2 de réaliser les opérations envisagées par la convention d'arrangement sont assujetties au respect, au plus tard à la date d'effet ou à tout autre moment spécifié, d'un certain nombre de conditions, dont chacune peut faire l'objet d'une renonciation de leur part, d'un commun accord, sans préjudice de leur droit d'invoquer une autre des conditions. Ces conditions comprennent les suivantes :

a) l'ordonnance provisoire, dont le fond et la forme sont raisonnablement satisfaisants pour les parties, doit avoir été rendue et ne pas avoir été annulée ou modifiée d'une manière raisonnablement inacceptable pour elles, que ce soit en appel ou autrement;

b) la résolution relative à l'arrangement doit avoir été approuvée par le nombre requis de voix exprimées par les porteurs de titres conformément à l'ordonnance provisoire et aux exigences applicables des autorités de réglementation;

c) l'ordonnance finale, dont le fond et la forme sont raisonnablement satisfaisants pour les parties, doit avoir été rendue et ne pas avoir été annulée ou modifiée d'une manière raisonnablement inacceptable pour elles, que ce soit en appel ou autrement;

d) les documents qui doivent être déposés auprès du directeur conformément au plan d'arrangement doivent être raisonnablement satisfaisants quant au fond et à la forme pour chaque partie, et le directeur doit en avoir accepté le dépôt, avec les clauses de l'arrangement conformément à l'article 192 de la LCSA;

e) l'arrangement doit avoir pris effet au plus tard le 1er janvier 2011;

f) il ne doit pas avoir été pris de mesures aux termes de la loi applicable et il ne doit pas y avoir d'ordonnance ou de décret en vigueur d'une autorité gouvernementale qui a pour effet :

(i) de rendre illégal ou, par ailleurs, de limiter ou d'interdire, directement ou indirectement, l'arrangement ou toute autre opération prévue aux présentes;

(ii) d'entraîner une condamnation ou l'imposition de dommages-intérêts importants se rapportant directement ou indirectement aux opérations prévues aux présentes;

g) il ne doit pas y avoir eu de changement important relatif aux lois ou aux politiques fiscales du Canada ou de l'une de ses provinces qui aurait un effet défavorable important sur la réorganisation du Fonds prévue par le plan d'arrangement;

h) les autorités de réglementation compétentes et les tiers intéressés doivent avoir accordé les autorisations et les consentements nécessaires à la réalisation des opérations prévues par les présentes;

i) sous réserve uniquement du dépôt des documents exigés qu'il n'est pas possible de déposer avant la date d'effet, la TSX doit avoir approuvé sous condition l'inscription ou l'inscription de substitution des actions de nouvelle AltaGas Amalco pouvant être émises aux termes de l'arrangement, du régime d'options d'achat d'actions de nouvelle AltaGas et des autres régimes de rémunération à base de titres de nouvelle AltaGas Amalco (le cas échéant).

Une fois que les conditions auront été remplies ou auront fait l'objet de renonciations, le Fonds a l'intention de déposer un exemplaire de l'ordonnance finale et des clauses de l'arrangement auprès du directeur désigné aux termes de la LCSA, avec tout autre document qu'il peut demander, en vue de donner effet à l'arrangement.

Délai de réalisation de l'arrangement

Si l'assemblée a lieu à la date prévue, qu'elle n'est pas ajournée et que les autres conditions nécessaires à ce moment-là sont remplies ou font l'objet de renonciations, le Fonds demandera le prononcé de l'ordonnance finale approuvant l'arrangement le 4 juin 2010. Si l'ordonnance finale, dont la forme et le fond sont satisfaisants pour les parties à la convention d'arrangement, est obtenue à cette date et que toutes les autres conditions qui y sont prévues sont remplies ou font l'objet de renonciations, le Fonds prévoit que la date d'effet tombera vers le 1er juillet 2010. Cependant, la date d'effet ne peut être établie avec certitude.

L'arrangement prendra effet dès que les clauses de l'arrangement, un exemplaire de l'ordonnance finale et tous les autres documents que le directeur peut exiger auront été déposés auprès de lui.

Le Fonds souhaite que la date d'effet tombe vers le 1er juillet 2010. Cette date pourrait toutefois être reportée pour un certain nombre de motifs, y compris une objection présentée à la Cour au moment de l'audience de la demande d'ordonnance finale le 4 juin 2010.

Formalités d'échange des titres

Le Fonds a retenu les services du dépositaire pour recevoir les certificats et les lettres d'envoi connexes aux termes de l'arrangement. Le dépositaire recevra une rémunération raisonnable et usuelle de la part du Fonds pour les services qu'il rend dans le cadre de l'arrangement, il obtiendra le remboursement de certains frais raisonnables et il sera indemnisé relativement à certaines responsabilités, notamment celles découlant de la législation en valeurs mobilières et les frais s'y rapportant.

Pour recevoir leurs certificats d'actions de nouvelle AltaGas Amalco après la réalisation de l'arrangement, les porteurs doivent déposer auprès du dépositaire (à l'une des adresses mentionnées à la dernière page de la lettre d'envoi) une lettre d'envoi dûment remplie et signée ou une photocopie de cette lettre signée à la main, accompagnée des certificats (ou, dans le cas des parts B de LP1 uniquement, une copie des certificats de parts B de LP1) représentant leurs parts de fiducie ou leurs parts B de LP1, selon le cas. AltaGas LP1 s'est arrangée pour que Société de fiducie Computershare du Canada détienne en tout temps les certificats de parts B de LP1 originaux pour le compte des porteurs de parts B de LP1. Ainsi, aux termes de la lettre d'envoi, les porteurs de parts B de LP1

demanderont également à AltaGas LP1 ou à ses conseillers juridiques de livrer ou de faire livrer au dépositaire les certificats originaux représentant leurs parts B de LP1.

Les porteurs de titres dont les titres sont immatriculés au nom d'un courtier, d'une banque, d'une société de fiducie ou d'un autre prête-nom doivent communiquer avec ce prête-nom pour déposer leurs titres.

Le porteur qui transmet des certificats (ou, dans le cas des parts B de LP1 uniquement, une copie des certificats de parts B de LP1) représentant des titres et la lettre d'envoi par la poste le fait à ses risques. Le Fonds recommande que ces certificats et ces documents soient livrés en mains propres au dépositaire avec accusé de réception ou qu'ils soient envoyés par courrier recommandé.

Malgré les dispositions de l'arrangement, de la circulaire et de la lettre d'envoi, les certificats (ou, dans le cas des parts B de LP1 uniquement, une copie des certificats de parts B de LP1) ou les titres devant être retournés ne seront pas mis à la poste si le Fonds juge que leur livraison peut être retardée. Les personnes qui ont droit aux certificats et à d'autres documents pertinents qui ne sont pas mis à la poste pour la raison qui précède peuvent en prendre livraison au bureau du dépositaire où les certificats déposés (ou, dans le cas des parts B de LP1 uniquement, une copie des certificats de parts B de LP1) représentant les titres ont été initialement déposés sur demande adressée au dépositaire, jusqu'à ce que le Fonds juge que la livraison par la poste ne sera plus retardée.

Les certificats qui ne sont pas postés pour la raison qui précède sont irréfutablement réputés avoir été livrés le premier jour où ils sont disponibles pour livraison au bureau du dépositaire où les titres ont été déposés.

Si la lettre d'envoi est signée par une personne autre que le porteur inscrit des titres déposés ou si les certificats représentant les actions de nouvelle AltaGas Amalco qui peuvent être émises en échange de titres doivent être émis à une personne autre que le propriétaire inscrit ou envoyés à une adresse autre que celle du porteur inscrit indiquée dans le registre des porteurs de parts ou des porteurs de parts B de LP1, selon le cas, tenu par l'agent des transferts et agent chargé de la tenue des registres du Fonds, la signature apposée sur la lettre d'envoi doit être garantie par une institution admissible du programme medallion. Si la lettre d'envoi est signée par une personne autre que le propriétaire inscrit des titres déposés avec la lettre, et dans certaines autres circonstances décrites dans la lettre d'envoi, alors les certificats (ou, dans le cas des parts B de LP1 uniquement, une copie des certificats de parts B de LP1) représentant les titres doivent être endossés ou être accompagnés d'une procuration de transfert d'actions dûment remplie par le propriétaire inscrit. La signature figurant dans l'espace réservé à l'endossement ou sur la procuration de transfert doit correspondre en tous points au nom du propriétaire inscrit figurant dans le registre ou sur les certificats et doit être garantie par une institution admissible du programme medallion.

Les questions concernant la validité, la forme, l'admissibilité (y compris la réception en temps voulu) et l'acceptation des titres déposés aux termes de l'arrangement seront réglées par le Fonds à son gré. Les porteurs de titres déposants conviennent que les décisions seront finales et exécutoires. Le Fonds se réserve le droit absolu de rejeter la totalité ou une partie des dépôts qui, selon lui, ne sont pas faits en la forme voulue ou qui, s'il les acceptait, pourraient être illégaux aux termes des lois d'un territoire. Le Fonds se réserve en outre le droit absolu de renoncer à invoquer un vice ou une irrégularité touchant le dépôt des titres. Le Fonds, le commandité, AltaGas, nouvelle AltaGas, le dépositaire ou toute autre personne ne seront pas tenus de donner avis d'un vice ou d'une irrégularité touchant le dépôt de titres et n'engageront pas leur responsabilité pour avoir omis de donner un tel avis.

Le Fonds se réserve le droit de permettre que les formalités d'échange de titres aux termes de l'arrangement soient réalisées d'une manière autre que celle prévue précédemment.

À compter de l'heure d'effet, les certificats qui représentaient auparavant des titres échangés aux termes du plan d'arrangement ne représenteront plus que le droit de recevoir les actions de nouvelle AltaGas Amalco auxquelles les porteurs ont droit aux termes de l'arrangement.

Les porteurs de titres ne recevront pas de certificats représentant des actions de nouvelle AltaGas Amalco ou des dividendes ou d'autres paiements qui pourraient être déclarés sur ces actions après la date d'effet, à moins qu'ils ne remettent leurs certificats (ou, dans le cas des parts B de LP1 uniquement, une copie des certificats de parts B de LP1) de titres au dépositaire avec la lettre d'envoi dûment remplie. Chaque certificat

qui représentait auparavant des titres et qui n'est pas déposé avec les autres documents comme le prévoit le plan d'arrangement au plus tard au sixième anniversaire de la date d'effet cesse de représenter un droit ou une réclamation de quelque sorte ou nature que ce soit, notamment le droit du porteur de recevoir des actions de nouvelle AltaGas Amalco ou des dividendes ou d'autres versements qui pourraient avoir été déclarés sur ces actions.

Si l'arrangement n'a pas lieu, les titres déposés (et les autres documents pertinents) seront, sur avis écrit du Fonds au dépositaire, retournés aux porteurs de titres déposants aux frais du Fonds par courrier de première classe assuré envoyé au nom et à l'adresse indiqués par le porteur de titres dans la lettre d'envoi ou, à défaut de mention d'un nom et d'une adresse, au nom et à l'adresse figurant au registre tenu par l'agent des transferts du Fonds.

Droit à la dissidence

Il ne sera pas accordé de droit à la dissidence dans le cadre de l'arrangement puisque la déclaration de fiducie ou l'ordonnance provisoire n'en prévoient pas. Pour obtenir l'ordonnance provisoire, les déclarations suivantes ont été faites à la Cour à propos du fait que l'arrangement ne prévoit pas de droit à la dissidence :

- l'article 192 de la LCSA ne prévoit pas d'obligation d'accorder de droit à la dissidence aux actionnaires en cas d'arrangement;
- les droits sous-jacents véritables des porteurs de titres ne sont pas touchés par l'arrangement;
- il existe un marché public liquide sur lequel les porteurs de parts peuvent négocier leurs parts de fiducie s'ils sont insatisfaits des conditions de l'arrangement (et les porteurs de parts B de LP1 peuvent échanger ces parts contre des parts de fiducie et les négocier de la même manière);
- avant la mise en œuvre de l'arrangement, la Cour doit établir et déclarer que l'arrangement et les formalités connexes sont équitables pour les personnes concernées, tant sur le fond que sur le plan procédural;
- avant la mise en œuvre de l'arrangement, les porteurs de titres et les autres personnes intéressées ont le droit d'être entendues.

Intérêts de certaines personnes ou sociétés dans l'arrangement

À la date de référence, les administrateurs et les dirigeants du commandité et d'AltaGas et les personnes qui ont des liens avec eux ont, en tant que groupe, la propriété véritable, directe ou indirecte, ou le contrôle d'un total d'environ 3 686 374 titres, soit environ 4,54 % des titres en circulation (en supposant l'échange de la totalité des parts B de LP1 contre des parts de fiducie). À la date de référence, les administrateurs, les dirigeants et les employés du commandité et d'AltaGas et les personnes qui ont des liens avec eux détiennent un total de 3 756 875 options du Fonds.

M. Cornhill est autorisé, aux termes du contrat de travail qu'il a conclu avec AltaGas, à démissionner et à recevoir certains paiements si l'arrangement a lieu. Cependant, M. Cornhill a unilatéralement renoncé à ce droit et à son droit à tout autre paiement d'indemnités qui pourrait découler de l'arrangement. Voir « *Appendice F – Information concernant AltaGas Income Trust – Contrats de travail des hauts dirigeants* ».

Immédiatement après la prise d'effet de l'arrangement et dans l'hypothèse où l'avoir en titres ne change pas après la date de référence, il est prévu que les administrateurs et les dirigeants actuels du commandité et d'AltaGas ainsi que les personnes qui ont des liens avec eux auront, en tant que groupe, la propriété véritable, directe ou indirecte, ou le contrôle d'un total d'environ 3 686 374 actions de nouvelle AltaGas Amalco, soit environ 4,54 % des actions de nouvelle AltaGas Amalco en circulation.

Sous réserve de ce qui est indiqué ci-dessus, ailleurs dans la présente circulaire ou dans les documents qui y sont intégrés par renvoi, les principaux porteurs de titres, les administrateurs ou les dirigeants du commandité ou

d'AltaGas, les personnes qui ont des liens avec eux et les membres de leur groupe n'ont pas ou n'ont pas eu d'intérêt important dans une opération au cours des trois dernières années ou dans une opérations projetée qui a eu ou qui aura une incidence importante sur le Fonds ou un membre de son groupe.

Frais de l'arrangement

On estime que les frais engagés par AltaGas ou les membres de son groupe relativement à l'arrangement et aux questions connexes, y compris les frais juridiques et comptables ainsi que les frais de préparation, d'impression et de mise à la poste de la présente circulaire et des autres documents et conventions connexes, totaliseront environ 1 200 000 $.

Législation en valeurs mobilières

Canada

Tous les titres qui seront émis aux termes de l'arrangement, y compris les actions de nouvelle AltaGas Amalco qui seront émises aux porteurs de titres, le seront conformément à des dispenses des exigences de prospectus et d'inscription prévues par la législation canadienne en valeurs mobilières applicable et, après la réalisation de l'arrangement, les actions de nouvelle AltaGas Amalco seront, de façon générale, « librement négociables » (sauf en raison de restrictions relatives à des « blocs de contrôle » qui pourraient découler de leur propriété) aux termes de la législation canadienne en valeurs mobilières applicable des provinces du Canada.

Si une partie apparentée au Fonds avait droit à un « avantage accessoire » au sens du Règlement 61-101, dans le cadre de l'arrangement, l'arrangement constituerait un « regroupement d'entreprises » pour l'application de ce règlement. Si l'arrangement constituait un « regroupement d'entreprises », la résolution relative à l'arrangement nécessiterait l'approbation des porteurs minoritaires conformément à ce règlement.

Évolution judiciaire

Le plan d'arrangement sera mis en œuvre aux termes de l'article 192 de la LCSA selon lequel, lorsqu'il n'est pas possible pour une société de modifier fondamentalement la nature d'un arrangement aux termes d'autres dispositions de la LCSA, elle peut demander à la Cour de prononcer une ordonnance approuvant son projet d'arrangement. Aux termes de cet article de la LCSA, la demande sera présentée par le Fonds, AltaGas, le commandité, AltaGas LP1, AltaGas LP 2, Holding Trust, nouvelle AltaGas et nouvelle AltaGas 2 en vue de faire approuver l'arrangement. Voir « *L'arrangement — Formalités de prise d'effet de l'arrangement — Approbations de la Cour — Ordonnance finale* » précédemment. Même s'il y a eu certaines décisions judiciaires relatives à cet article de la LCSA et des demandes concernant divers arrangements, il n'y a pas eu, à la connaissance du Fonds, de décisions récentes d'importance qui s'appliqueraient à la présente instance.

Les porteurs de parts devraient consulter leurs conseillers juridiques à propos des droits dont ils peuvent se prévaloir aux termes de la loi en ce qui concerne l'arrangement.

Dispenses

En vertu de la législation canadienne en valeurs mobilières applicable, le Fonds est tenu d'inclure dans la présente circulaire la totalité de l'information prescrite par l'article 14.2 de l'*Annexe 51-102A5 — Circulaire de sollicitation de procurations* du *Règlement 51-102 sur les obligations d'information continue*. Cependant, les autorités en valeurs mobilières compétentes ont accordé au Fonds une dispense de l'obligation d'inclure des états financiers historiques d'AltaGas et des rapports de gestion s'y rapportant dans la présente circulaire.

La dispense a été accordée au motif que les états financiers historiques d'AltaGas et les rapports de gestion s'y rapportant n'aideraient pas les porteurs de titres à évaluer l'arrangement parce qu'après la réalisation de l'arrangement, nouvelle AltaGas Amalco (à titre de société remplaçant AltaGas par suite de la fusion) continuera d'exercer les activités qu'elle exerçait auparavant pour le compte du Fonds et que certains états financiers

historiques du Fonds et rapports de vérification s'y rapportant sont intégrés par renvoi dans la présente circulaire. Voir « *Information concernant AltaGas Income Trust — Documents intégrés par renvoi* ».

États-Unis

Les actions de nouvelle AltaGas Amalco qui seront émises aux termes de l'arrangement aux porteurs de titres n'ont pas été ni ne seront inscrites aux termes de la Loi de 1933. Ces titres seront émis aux termes d'une dispense d'inscription prévue à l'article 3(a)(10) de la Loi de 1933. Cet article dispense les titres émis en échange de un ou de plusieurs titres en circulation de l'exigence générale d'inscription si leurs conditions d'émission et d'échange ont été approuvées par un tribunal compétent après une audience sur le caractère équitable de ces conditions à laquelle toutes les personnes auxquelles les titres seront émis ont le droit de comparaître, audience dont elles ont le droit d'être avisées en temps voulu. La Cour est autorisée à tenir une audience où le caractère équitable des conditions de l'arrangement sera examiné. La Cour a accordé l'ordonnance provisoire le 3 mai 2010 et, sous réserve de l'approbation de l'arrangement par les porteurs de titres, elle tiendra une audience sur l'arrangement le 4 juin 2010. Voir « *L'arrangement — Formalités de prise d'effet de l'arrangement — Approbations de la Cour — Ordonnance finale* » précédemment.

Les actions de nouvelle AltaGas Amalco qui seront détenues par les porteurs de titres après la réalisation de l'arrangement seront librement négociables aux États-Unis, aux termes de la législation fédérale américaine en valeurs mobilières, sauf par les personnes qui seront membres du groupe (*affiliates*) de nouvelle AltaGas Amalco après l'arrangement ou qui l'ont été dans les 90 jours précédant la date d'effet. Les personnes susceptibles d'être réputées membres du groupe de l'émetteur sont les personnes physiques ou morales qui le contrôlent, sont contrôlées par lui ou sont sous contrôle commun avec lui et comprennent généralement les hauts dirigeants et les administrateurs de l'émetteur ainsi que ses principaux actionnaires. La revente des actions de nouvelle AltaGas Amalco par un membre du groupe (actuel ou passé) peut être assujettie aux exigences d'inscription de la Loi de 1933, si aucune dispense ne s'applique.

L'exposé qui précède ne constitue qu'un aperçu général de certaines exigences de la législation américaine en valeurs mobilières applicables aux titres reçus à la réalisation de l'arrangement. **Les porteurs de ces titres sont priés de consulter leurs conseillers juridiques afin de s'assurer que la revente de ceux-ci respecte la législation en valeurs mobilières applicable.**

Experts

Certaines questions d'ordre juridique relatives à l'arrangement seront examinées par Stikeman Elliott S.E.N.C.R.L., s.r.l. pour le compte du Fonds. En date du 4 mai 2010, les associés et les avocats salariés de Stikeman Elliott S.E.N.C.R.L., s.r.l. avaient la propriété véritable, directe ou indirecte, de moins de 1 % des titres en circulation. Certaines questions d'ordre juridique relatives à l'arrangement seront examinées par Felesky Flynn LLP, conseillers fiscaux canadiens du Fonds. En date du 4 mai 2010, les associés et les avocats salariés de Felesky Flynn LLP avaient la propriété véritable, directe ou indirecte, de moins de 1 % des titres en circulation. Certaines questions d'ordre juridique relatives à l'arrangement seront examinées par Mayer Brown LLP, conseillers fiscaux américains du Fonds. En date du 4 mai 2010, les associés et les avocats salariés de Mayer Brown LLP avaient la propriété véritable, directe ou indirecte, de moins de 1 % des titres en circulation.

Ernst & Young s.r.l./ S.E.N.C.R.L., comptables agréés, sont les vérificateurs du Fonds. Ils ont confirmé qu'ils sont indépendants du Fonds et de nouvelle AltaGas, conformément aux règles pertinentes prescrites par l'*Institute of Chartered Accountants* de l'Alberta et à leur interprétation.

CERTAINES INCIDENCES FISCALES FÉDÉRALES CANADIENNES

De l'avis de Felesky Flynn LLP, avocats-fiscalistes canadiens du Fonds, le texte qui suit résume fidèlement et convenablement les principales incidences fiscales fédérales canadiennes, aux termes de la LIR, généralement applicables dans le cadre de l'arrangement au porteur de titres qui, aux fins de la LIR et aux moments pertinents, détient des titres et détiendra des actions de nouvelle AltaGas Amalco à titre d'immobilisations, qui n'a pas de lien

de dépendance avec le Fonds, AltaGas LP1, le commandité, nouvelle AltaGas, nouvelle AltaGas 2 et nouvelle AltaGas Amalco et qui ne leur est pas affilié.

Les titres et les actions de nouvelle AltaGas Amalco devraient généralement être traités comme des immobilisations pour le porteur de titres à moins qu'il ne les détienne dans le cadre de l'exploitation d'une entreprise d'achat et de vente de titres ou qu'il ne les ait acquis dans le cadre d'une ou de plusieurs opérations comportant un risque de caractère commercial. Certains porteurs de titres qui sont résidents du Canada et qui ne seraient par ailleurs pas considérés comme détenant leurs parts de fiducie ou leurs actions de nouvelle AltaGas Amalco à titre d'immobilisations peuvent, dans certaines circonstances, avoir le droit de faire le choix irrévocable prévu au paragraphe 39(4) de la LIR afin que ces titres, et tous les autres « titres canadiens », au sens de la LIR (définition qui ne comprend pas les parts B de LP1), dont ils sont propriétaires au cours de l'année d'imposition où ce choix est fait et au cours des années d'imposition subséquentes, soient traités comme des immobilisations. Le porteur de titres qui a l'intention de faire ce choix devrait d'abord consulter ses conseillers fiscaux.

Le présent résumé ne s'applique pas à un porteur de titres : (i) qui est une « institution financière » aux fins des règles d'évaluation à la valeur du marché de la LIR; (ii) qui est une « institution financière déterminée » au sens de la LIR; (iii) dans lequel une participation constitue un « abri fiscal déterminé » au sens de la LIR »; (iv) auquel s'applique les règles sur la déclaration des « monnaies fonctionnelles » de l'article 261 de la LIR; (v) qui a acquis ses parts de fiducie à l'exercice d'options d'achat d'actions à l'intention des employés. Tous ces porteurs de parts devraient consulter leurs conseillers fiscaux.

Le présent résumé est fondé sur certaines déclarations faites par la direction d'AltaGas et du commandité (y compris une déclaration selon laquelle les actions du commandité et les actions de nouvelle AltaGas devraient être inscrites à la cote d'une bourse qui est une « bourse de valeurs désignée » et une « bourse de valeurs reconnue » aux fins de la LIR à la date d'effet, sur les dispositions de la LIR et de son règlement d'application (le « **règlement** »), sur la compréhension qu'ont les avocats-fiscalistes canadiens, en fonction de documents publics, des politiques administratives et des pratiques de cotisation de l'Agence du revenu du Canada (l'« **ARC** ») en vigueur à la date des présentes et sur les propositions de modification précises (les « **modifications proposées** ») visant la LIR et son règlement d'application qui ont été annoncées publiquement par le ministre ou en son nom avant la date des présentes.

Hormis les modifications proposées, le présent résumé n'envisage ni ne prévoit aucune modification du droit, que ce soit par voie de décision ou de mesure législative, gouvernementale ou judiciaire, non plus qu'il tient compte des incidences fiscales provinciales, territoriales ou étrangères, lesquelles peuvent différer sensiblement de celles qui sont exposées aux présentes.

Le présent résumé est de nature générale seulement et il ne traite pas de la totalité des incidences fiscales fédérales canadiennes possibles. Il ne constitue pas un conseil juridique, commercial ou fiscal, ni une déclaration faite à un porteur de titres donné, et il ne devrait pas être considéré ainsi. Par conséquent, les porteurs de titres devraient consulter leurs conseillers fiscaux pour obtenir des conseils sur les incidences fiscales qui s'appliquent à eux compte tenu de leur situation particulière.

Porteurs de titres résidents du Canada

Cette partie du résumé concerne de manière générale le porteur de titres qui, aux moments pertinents et pour l'application de la LIR et des traités fiscaux applicables, est résident ou réputé résident du Canada.

Porteurs de parts

Aux termes de l'arrangement, le Fonds distribuera à chaque porteur de parts une action du commandité par part de fiducie détenue, et chaque porteur de parts échangera alors chaque action du commandité contre 0,001 % de une action de nouvelle AltaGas et échangera chaque part de fiducie contre 99,999 % de une action de nouvelle AltaGas. Les actions de nouvelle AltaGas deviendront les actions de nouvelle AltaGas Amalco au moment de la fusion.

Distribution des actions du commandité aux porteurs de parts

Le commandité, à titre de délégué du fiduciaire, a l'intention de faire en sorte que la distribution des actions du commandité aux termes de l'arrangement constitue un remboursement de capital qui ne sera pas considéré comme un revenu pour les porteurs de parts, pour l'application de la LIR. La direction du commandité a informé ses avocats-fiscalistes canadiens qu'elle est d'avis qu'en date des présentes, la juste valeur marchande d'une action du commandité distribuée aux porteurs de parts aux termes de l'arrangement contre chaque part de fiducie détenue s'élève à environ 0,0002 $.

Pourvu que la distribution des actions du commandité constitue un remboursement de capital, la juste valeur marchande de chaque action du commandité distribuée à un porteur de parts par le Fonds ne devrait pas être incluse dans le revenu du porteur de parts pour cette année. Toutefois, cette distribution devrait réduire le prix de base rajusté des parts de fiducie détenues par le porteur de parts d'un montant correspondant à la juste valeur marchande de cette distribution. Dans la mesure où le prix de base rajusté d'une part de fiducie pour un porteur de parts serait par ailleurs inférieur à zéro, le montant négatif devrait être réputé constituer, pour le porteur de parts, un gain en capital réalisé à la disposition de la part de fiducie dans l'année au cours de laquelle le montant négatif survient, et le prix de base rajusté de la part de fiducie pour le porteur de parts devrait donc être nul.

Échange d'actions du commandité contre des actions de nouvelle AltaGas

Le porteur de parts qui dispose d'actions du commandité en échange de 0,001 % de une action de nouvelle AltaGas ne devrait pas réaliser de gain ni subir de perte à l'égard de cette disposition.

Échange de parts de fiducie contre des actions de nouvelle AltaGas

Le porteur de parts qui dispose d'une part de fiducie en échange de 99,999 % de une action de nouvelle AltaGas devrait être réputé avoir disposé de cette part de fiducie contre un produit de disposition correspondant au « prix de base rajusté » (au sens de la LIR) de celle-ci pour le porteur de parts immédiatement avant l'échange et, par conséquent, cet échange ne devrait généralement pas entraîner de gain ou de perte en capital pour le porteur de parts. Le total du coût initial des actions de nouvelle AltaGas reçues par un porteur de parts en échange de parts de fiducie devrait correspondre au prix de base rajusté total pour ce porteur de parts de ses parts de fiducie immédiatement avant l'échange. Le prix de base rajusté d'une action de nouvelle AltaGas acquise par un porteur de parts aux termes de l'arrangement devrait être calculé conformément à certaines règles prévues par la LIR en établissant la moyenne du coût pour le porteur de parts de l'action de nouvelle AltaGas et du prix de base rajusté des autres actions de nouvelle AltaGas détenues par le porteur de parts à ce moment.

Fusion

Les porteurs de parts ne devraient réaliser aucun gain ni subir aucune perte en raison de la disposition d'actions de nouvelle AltaGas au moment de la fusion.

Porteurs de parts B de LP1

Aux termes de l'arrangement : (i) chaque porteur de parts B de LP1 recevra, à la liquidation d'AltaGas LP1, un billet de nouvelle AltaGas 2 dont le capital correspond au capital de sa dette de l'associé et une action privilégiée de premier rang de nouvelle AltaGas 2 pour chaque part B de LP1 détenue; (ii) chaque billet de nouvelle AltaGas 2 sera utilisé pour compenser la dette de l'associé, puis annulé; (iii) chaque action privilégiée de premier rang de nouvelle AltaGas 2 sera transférée à nouvelle AltaGas contre une action de nouvelle AltaGas; (iv) chaque action de nouvelle AltaGas deviendra une action de nouvelle AltaGas Amalco au moment de la fusion.

Liquidation d'AltaGas LP1

Chaque porteur de parts B de LP1 doit ajouter, dans le calcul de son revenu pour une année d'imposition donnée, sa quote-part du revenu ou de la perte, y compris les gains et les pertes en capital, selon le cas, d'AltaGas LP1 pour la période fiscale d'AltaGas LP1 se terminant au plus tard à la fin de l'année d'imposition du porteur de parts B de

LP1. La fin de la période fiscale d'AltaGas LP1 devrait être réputée tomber à la date d'effet et avant la liquidation d'AltaGas LP1. Chaque porteur de parts B de LP1 devrait inclure (ou, sous réserve de certaines règles prévues dans la LIR, déduire) sa quote-part du revenu (ou de la perte) d'AltaGas LP1 pour la période fiscale visée dans le calcul du prix de base rajusté des parts B de LP1 détenues par le porteur de parts B de LP1.

Chaque porteur de parts B de LP1 devrait acquérir son billet de nouvelle AltaGas 2 à un coût correspondant à la juste valeur marchande de ce billet. Chaque porteur de parts B de LP1 devrait acquérir ses actions privilégiées de premier rang de nouvelle AltaGas 2 à un coût total correspondant à l'excédent (le cas échéant) du prix de base rajusté des parts B de LP1 pour le porteur de parts B de LP1 immédiatement avant la liquidation de LP1 sur la juste valeur marchande des billets de nouvelle AltaGas 2 reçus par le porteur de parts B de LP1. Chaque porteur de parts B de LP1 devrait être réputé disposer de ses parts B de LP1 contre un produit total de disposition correspondant au coût, pour le porteur de parts B de LP1, du billet de nouvelle AltaGas 2 et des actions privilégiées de premier rang de nouvelle AltaGas 2 reçues par le porteur de parts B de LP1. Par conséquent, les porteurs de parts B de LP1 ne devraient réaliser aucun gain en raison de la liquidation d'AltaGas LP1 si le produit réputé de disposition n'est pas supérieur au prix de base rajusté pour le porteur de parts B de LP1 des parts B de LP1 de ce porteur.

Compensation et annulation des billets de nouvelle AltaGas 2 et des dettes de l'associé

La compensation et l'annulation de chaque billet de nouvelle AltaGas 2 et de chaque dette de l'associé ne devraient donner lieu à aucun gain, à aucune perte ni à aucun montant remis aux fins de la LIR.

Échange d'actions privilégiées de premier rang de nouvelle AltaGas 2 contre des actions de nouvelle AltaGas

Le transfert d'actions privilégiées de premier rang de nouvelle AltaGas 2 par un porteur de parts B de LP1 à nouvelle AltaGas en échange d'actions de nouvelle AltaGas devrait donner lieu à un échange avec report d'impôt à moins que le porteur de parts B de LP1 n'inclut dans sa déclaration de revenu fédérale canadienne pour l'année d'imposition qui comprend la date d'effet la totalité ou une partie du gain en capital ou de la perte en capital, par ailleurs déterminé, découlant de la disposition des actions privilégiées de premier rang de nouvelle AltaGas 2. Par conséquent, si aucune tranche du gain ou de la perte n'est incluse, les porteurs de parts B de LP1 devraient être réputés disposer de leurs actions privilégiées de premier rang de nouvelle AltaGas 2 contre un produit de disposition correspondant au prix de base rajusté pour le porteur de ces actions immédiatement avant le transfert. Le porteur de parts B de LP1 devrait être réputé acquérir les actions de nouvelle AltaGas à un coût correspondant au prix de base rajusté pour le porteur de parts B de LP1 des actions privilégiées de premier rang de nouvelle AltaGas 2 immédiatement avant le transfert, de manière à ce que le prix de base rajusté pour le porteur de parts B de LP1 de ses actions de nouvelle AltaGas corresponde initialement à ce coût réputé.

Si un porteur de parts B de LP1 inclut la totalité ou une partie d'un gain en capital ou d'une perte en capital à l'égard de l'échange d'actions privilégiées de premier rang de nouvelle AltaGas 2 contre des actions de nouvelle AltaGas dans sa déclaration de revenu fédérale canadienne pour l'année d'imposition qui comprend la date d'effet, ce porteur devrait réaliser un gain en capital (ou, sous réserve de certaines règles prévues dans la LIR, une perte en capital) en fonction de l'excédent (ou du déficit) de la juste valeur marchande des actions de nouvelle AltaGas reçues sur la somme du prix de base rajusté pour le porteur de parts B de LP1 des actions privilégiées de premier rang de nouvelle AltaGas 2 immédiatement avant l'échange et des frais raisonnables de disposition. Une analyse de l'imposition des gains et des pertes en capital figure ci-après à la rubrique « *Dispositions d'actions de nouvelle AltaGas Amalco* ».

Fusion

Les porteurs de parts B de LP1 ne devraient réaliser aucun gain ni subir aucune perte en raison de la disposition d'actions de nouvelle AltaGas au moment de la fusion.

Dividendes sur les actions de nouvelle AltaGas Amalco

L'actionnaire de nouvelle AltaGas Amalco devrait être tenu d'inclure dans le calcul de son revenu pour une année d'imposition les dividendes imposables reçus ou réputés reçus sur ses actions de nouvelle AltaGas Amalco. En ce

qui concerne l'actionnaire de nouvelle AltaGas Amalco qui est un résident du Canada pour les besoins de la LIR et un particulier (sauf certaines fiducies), ces dividendes imposables devraient être assujettis aux règles de majoration et de crédit d'impôt pour dividendes applicables aux dividendes imposables reçus de sociétés canadiennes imposables. Les dividendes imposables reçus d'une société canadienne imposable qui sont désignés par cette société comme des « dividendes déterminés » conformément à la LIR devraient être assujettis aux règles de majoration et de crédit d'impôt pour dividendes conformément aux règles prévues dans la LIR. En ce qui concerne l'actionnaire de nouvelle AltaGas Amalco qui est une société, le dividende imposable qu'il inclut dans son revenu d'une année d'imposition devrait généralement être déductible dans le calcul de son revenu imposable de cette année d'imposition.

La LIR impose également un impôt remboursable de 33 $^{1}/_{3}$ % sur les dividendes reçus par une société qui est une « société privée » ou une « société assujettie » pour l'application de la partie IV de la LIR dans la mesure où ces dividendes sont déductibles dans le calcul du revenu imposable de la société. Cet impôt devrait généralement être remboursé à la société à raison de 1,00 $ par tranche de 3,00 $ de dividendes imposables pendant qu'elle est une société privée. Les dividendes imposables reçus par l'actionnaire de nouvelle AltaGas Amalco qui est un particulier (sauf certaines fiducies) peuvent faire en sorte que l'actionnaire doive payer un impôt minimum aux termes de la LIR. Les actionnaires de nouvelle AltaGas Amalco qui sont des particuliers devraient consulter leurs conseillers fiscaux à cet égard.

Dispositions d'actions de nouvelle AltaGas Amalco

La disposition réelle ou réputée d'une action de nouvelle AltaGas Amalco par un porteur de titres devrait généralement entraîner, pour ce porteur de titres, la réalisation d'un gain en capital (ou, sous réserve de certaines règles prévues dans la LIR, une perte en capital) dans l'année de la disposition correspondant à l'excédent (ou au déficit) du produit de disposition de l'action de nouvelle AltaGas Amalco sur la somme du prix de base rajusté pour le porteur de titres de ces actions et des frais de disposition raisonnables.

En général, la moitié du gain en capital (un « gain en capital imposable ») réalisé par un porteur de titres au cours d'une année d'imposition doit être incluse dans le revenu de ce porteur de titres pour l'année, et la moitié de la perte en capital (une « perte en capital déductible ») subie par un porteur de titres au cours d'une année d'imposition doit être déduite des gains en capital réalisés cette année-là par le porteur de titres. Les pertes en capital déductibles pour une année d'imposition qui dépassent les gains en capital imposables pour l'année en question peuvent généralement être reportées rétrospectivement sur les trois années d'imposition précédentes ou prospectivement sur toute année d'imposition future et être déduites des gains en capital imposables nets réalisés au cours de ces années, dans la mesure et dans les circonstances précisées dans la LIR.

Le montant de la perte en capital subie par un porteur de titres qui est une société à la disposition d'une action de nouvelle AltaGas Amalco peut être réduit du montant des dividendes reçus ou réputés reçus par la société sur l'action (ou les actions qui remplacent l'action) dans la mesure et dans les circonstances précisées dans la LIR. Des règles semblables peuvent s'appliquer si la société est associé d'une société de personnes ou bénéficiaire d'une fiducie qui est propriétaire d'actions de nouvelle AltaGas Amalco, directement ou indirectement, par l'intermédiaire d'une société de personnes ou d'une fiducie. Les porteurs de titres à qui ces règles peuvent s'appliquer devraient consulter leurs conseillers fiscaux.

Le porteur de titres qui est, tout au long de l'année d'imposition, une « société privée sous contrôle canadien » (au sens de la LIR), peut être tenu de payer, outre l'impôt payable par ailleurs en vertu de la LIR, un impôt remboursable de 6 $^{2}/_{3}$ % sur certains revenus de placement, y compris les gains en capital imposables.

Admissibilité aux fins de placement

Si les actions du commandité, les actions de nouvelle AltaGas et les actions de nouvelle AltaGas Amalco sont inscrites, pour les besoins de la LIR, à la cote d'une bourse de valeurs désignée (ce qui comprend la TSX), et sous réserve des dispositions d'un régime ou d'un compte enregistré donné, les actions du commandité, les actions de nouvelle AltaGas et les actions de nouvelle AltaGas Amalco devraient être des placements admissibles aux termes de la LIR pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes enregistrés d'épargne-invalidité, des régimes enregistrés d'épargne-études, des régimes de

participation différée aux bénéfices et des comptes d'épargne libre d'impôt. Toutefois, le titulaire d'un compte d'épargne libre d'impôt qui régit une fiducie qui détient des actions du commandité, des actions de nouvelle AltaGas ou des actions de nouvelle AltaGas Amalco devrait être assujetti à une pénalité fiscale s'il détient une participation notable (au sens de la LIR) dans le commandité, dans nouvelle AltaGas ou dans nouvelle AltaGas Amalco, ou dans une société par actions, une société de personnes ou une fiducie avec laquelle le commandité, nouvelle AltaGas ou nouvelle AltaGas Amalco a un lien de dépendance, au sens de la LIR.

Non-résidents du Canada

La présente partie du résumé s'applique au porteur de parts qui, pour l'application de la LIR et des traités fiscaux pertinents, n'est pas ni n'est réputé être un résident du Canada et n'utilise pas ni ne détient ni n'est réputé utiliser ou détenir de parts de fiducie, d'actions du commandité ou d'actions de nouvelle AltaGas qui deviennent les actions de nouvelle AltaGas Amalco reçues aux termes de l'arrangement dans le cadre de l'exploitation d'une entreprise au Canada et n'est pas un assureur qui exerce des activités d'assurance ou est réputé exercer des activités d'assurance au Canada ou ailleurs.

Les porteurs de titres qui sont résidents de territoires autres que le Canada ou qui sont autrement imposables dans pareils territoires doivent consulter leurs conseillers fiscaux à l'égard des incidences fiscales de l'arrangement, y compris les exigences de dépôt qui y sont associées, dans ces territoires.

Porteurs de parts non résidents

Distribution d'actions du commandité à des porteurs de parts non résidents

Le commandité, à titre de délégué du fiduciaire, a l'intention de faire en sorte que la distribution des actions du commandité aux termes de l'arrangement constitue un remboursement de capital qui ne sera pas considéré comme un revenu pour les porteurs de parts conformément à la LIR. La direction du commandité a avisé ses avocats-fiscalistes canadiens qu'elle est d'avis qu'en date des présentes, la juste valeur marchande d'une action du commandité distribuée aux porteurs de parts aux termes de l'arrangement contre chaque part de fiducie détenue s'élève à environ 0,0002 $.

Si la distribution des actions du commandité constitue un remboursement de capital, cette distribution ne devrait généralement pas être assujettie à la retenue d'un impôt canadien, mais devrait généralement réduire le prix de base rajusté des parts de fiducie de la juste valeur marchande de la distribution.

Échange d'actions du commandité contre des actions de nouvelle AltaGas

Le porteur de parts non résident qui dispose de ses actions du commandité contre 0,001 % de une action de nouvelle AltaGas chacune ne devrait pas réaliser de gain ni subir de perte à l'égard de cette disposition. Si les actions du commandité sont inscrites, pour les besoins de la LIR, à la cote d'une « bourse de valeurs reconnue » (au sens de la LIR, ce qui comprend la TSX), les actions du commandité devraient être des « biens exclus » aux fins de la LIR, et par conséquent ne pas être assujetties aux règles d'attribution de certificats de conformité et de retenue de l'article 116 de la LIR.

Échange de parts de fiducie contre des actions de nouvelle AltaGas

Les porteurs de parts non résidents qui échangent leurs parts de fiducie contre des actions de nouvelle AltaGas devraient généralement être assujettis aux règles dont il est question ci-dessus à l'égard d'un tel échange effectué par des porteurs de parts qui sont résidents du Canada aux fins de la LIR à la rubrique « *Porteurs de titres résidents du Canada – Porteurs de parts – Échange de parts de fiducie contre des actions de nouvelle AltaGas* ». En outre, si les parts de fiducie détenues par le porteur de parts non résident étaient, immédiatement avant l'échange des parts de fiducie contre des actions de nouvelle AltaGas, des « biens canadiens imposables » au sens de la LIR, les actions de nouvelle AltaGas reçues par le porteur de parts non résident en échange des parts de fiducie devraient être réputées constituer des « biens canadiens imposables » aux fins de la LIR. Si certaines modifications proposées sont promulguées dans leur forme actuelle, cette présomption devrait généralement cesser de s'appliquer 60 mois après la

disposition des parts de fiducie. Compte tenu des dispositions actuelles de la LIR, les parts de fiducie ne devraient généralement pas être considérées comme des « biens canadiens imposables » pour le porteur de parts non résident, à moins qu'à quelque moment que ce soit au cours de la période de 60 mois précédant immédiatement la disposition des parts de fiducie, le porteur de parts non résident ou des personnes avec lesquelles il avait un lien de dépendance détenaient au moins 25 % des parts de fiducie émises. Si certaines modifications proposées sont promulguées dans leur forme actuelle, une part de fiducie ne devrait généralement pas être considérée comme un « bien canadien imposable » pour le porteur de parts non résident, à moins qu'à quelque moment que ce soit au cours de la période de 60 mois précédant immédiatement cette disposition, le porteur de parts non résident ou des personnes avec lesquelles il avait un lien de dépendance détenaient au moins 25 % des parts de fiducie émises et que plus de 50 % de la juste valeur marchande des parts de fiducie provenait directement ou indirectement de certains biens, notamment des biens immobiliers situés au Canada.

Si le Fonds est admissible à titre de fiducie de fonds commun de placement aux fins de la LIR, les parts de fiducie devraient constituer des « biens exclus » aux fins des règles d'attribution de certificats de conformité et de retenue de l'article 116 de la LIR et par conséquent ne pas y être assujetties.

Fusion

Les porteurs de parts non résidents ne devraient réaliser aucun gain ni subir aucune perte en raison de la disposition d'actions de nouvelle AltaGas à la fusion. Une action de nouvelle AltaGas Amalco ne devrait pas être réputée constituer un « bien canadien imposable » pour les besoins de la LIR à la fusion si l'action de nouvelle AltaGas ne constituait pas un « bien canadien imposable » immédiatement avant la fusion.

Compte tenu des dispositions actuelles de la LIR, les actions de nouvelle AltaGas ne devraient généralement pas constituer des « biens canadiens imposables » pour le porteur de parts non résident si : (i) ces actions sont inscrites, pour les besoins de la LIR, à la cote d'une « bourse de valeurs désignée » (au sens de la LIR, ce qui comprend la TSX) à ce moment-là; (ii) à aucun moment au cours de la période de 60 mois précédant immédiatement la disposition des actions de nouvelle AltaGas, le porteur de parts non résident ou des personnes avec lesquelles il avait un lien de dépendance ne détenaient au moins 25 % des actions de nouvelle AltaGas; (iii) les actions de nouvelle AltaGas ne sont par ailleurs pas réputées constituer des « biens canadiens imposables », pour l'application de la LIR. Compte tenu de certaines modifications proposées, une action de nouvelle AltaGas ne devrait généralement pas constituer un « bien canadien imposable » pour le porteur de parts non résident si : (i) cette action est inscrite, pour les besoins de la LIR, à la cote d'une « bourse de valeurs désignée » à ce moment-là; (ii) à aucun moment au cours de la période de 60 mois précédant immédiatement la disposition de l'action, le porteur de parts non résident ou des personnes avec lesquelles il avait un lien de dépendance ne détenaient au moins 25 % des actions de nouvelle AltaGas si plus de 50 % de la juste valeur marchande de l'action de nouvelle AltaGas provenait directement ou indirectement de certains biens, notamment des biens immobiliers situés au Canada; (iii) l'action de nouvelle AltaGas n'est par ailleurs pas réputée constituer un « bien canadien imposable » aux fins de la LIR.

La fusion ne devrait pas faire en sorte que les règles d'attribution de certificats de conformité et de retenue de l'article 116 de la LIR s'appliquent aux porteurs de parts non résidents.

Dispositions d'actions de nouvelle AltaGas Amalco

Le porteur de parts non résident qui dispose d'une action de nouvelle AltaGas Amalco ne devrait pas être assujetti à l'impôt sur le revenu fédéral canadien à moins que l'action dont il a disposé ne constitue un « bien canadien imposable », au sens de la LIR, pour ce porteur de parts non résident au moment de la disposition et que cette personne ne puisse pas se prévaloir d'un allègement aux termes d'un traité fiscal applicable entre le Canada et le pays dont le non-résident est résident, auquel cas le porteur de parts non résident devrait être assujetti à l'impôt sur le revenu fédéral canadien selon les mêmes modalités que celles décrites à la rubrique « *Porteurs de titres résidents du Canada – Dispositions d'actions de nouvelle AltaGas Amalco* ». Compte tenu des dispositions actuelles de la LIR, les actions de nouvelle AltaGas Amalco ne devraient généralement pas être traitées comme des « biens canadiens imposables » pour le porteur de parts non résident si : (i) ces actions sont inscrites, pour les besoins de la LIR, à la cote d'une « bourse de valeurs désignée » (au sens de la LIR, ce qui comprend la TSX) à ce moment-là; (ii) à un moment quelconque au cours de la période de 60 mois précédant immédiatement la disposition des actions de nouvelle AltaGas Amalco, le porteur de parts non résident ou des personnes avec lesquelles il avait un lien de

dépendance détenaient au moins 25 % des actions de nouvelle AltaGas Amalco; (iii) l'action de nouvelle AltaGas Amalco n'est par ailleurs pas réputée constituer un « bien canadien imposable » aux fins de la LIR. Compte tenu de certaines modifications proposées, une action de nouvelle AltaGas Amalco ne devrait généralement pas être traitée comme un « bien canadien imposable » pour le porteur de parts non résident si : (i) cette action est inscrite, pour les besoins de la LIR, à la cote d'une « bourse de valeurs désignée » à ce moment-là; (ii) à aucun moment au cours de la période de 60 mois précédant immédiatement la disposition de l'action, le porteur de parts non résident ou des personnes avec lesquelles il avait un lien de dépendance ne détenaient au moins 25 % des actions de nouvelle AltaGas Amalco si plus de 50 % de la juste valeur marchande de l'action de nouvelle AltaGas Amalco provenait directement ou indirectement de certains biens, notamment des biens immobiliers situés au Canada; (iii) l'action de nouvelle AltaGas Amalco n'est par ailleurs pas réputée constituer un « bien canadien imposable » pour les besoins de la LIR.

Pourvu que les actions de nouvelle AltaGas Amalco soient inscrites, pour les besoins de la LIR, à la cote d'une « bourse de valeurs reconnue » (au sens de la LIR, ce qui comprend la TSX), les actions de nouvelle AltaGas Amalco devraient constituer des « biens exclus » pour les besoins des règles d'attribution de certificats de conformité et de retenue de l'article 116 de la LIR et par conséquent ne pas y être assujetties.

Dividendes sur les actions de nouvelle AltaGas Amalco

Les dividendes sur les actions de nouvelle AltaGas Amalco qui sont versés à un actionnaire de nouvelle AltaGas Amalco non résident ou portés à son crédit, ou qui sont réputés l'être aux termes de la LIR, devraient généralement être assujettis à la retenue d'un impôt canadien de 25 %, à moins que ce taux ne soit réduit par l'application d'un traité fiscal. L'actionnaire de nouvelle AltaGas Amalco qui peut se prévaloir de la Convention fiscale entre le Canada et les États-Unis (1980) et qui est le propriétaire véritable des dividendes sera assujetti à la retenue d'un impôt canadien dont le taux sera généralement réduit à 15 % en ce qui a trait aux dividendes.

CERTAINES INCIDENCES FISCALES FÉDÉRALES AMÉRICAINES

De l'avis de Mayer Brown LLP, le texte qui suit résume fidèlement et convenablement les principales incidences fiscales fédérales américaines s'appliquant généralement aux porteurs américaines (définis ci-après) en raison de l'échange de parts de fiducie contre des actions de nouvelle AltaGas Amalco aux termes de l'arrangement. Ce résumé est fondé sur le Code, les *Treasury Regulations* des États-Unis, la jurisprudence, les avis publiés par l'IRS et d'autres textes applicables faisant autorité, tous dans leur version actuellement en vigueur et tous pouvant être modifiés et recevoir une interprétation différente, éventuellement de façon rétroactive, ainsi que sur certaines déclarations du commandité. Le présent résumé n'est destiné qu'aux porteurs américains (définis ci-après) qui détiennent des parts de fiducie (et, après la réalisation de l'arrangement, des actions de nouvelle AltaGas Amalco) à titre d'immobilisations (au sens de *capital assets* à l'article 1221 du Code), soit généralement des actifs détenus aux fins de placement). Le présent résumé ne traite pas de toutes les incidences fiscales pouvant s'appliquer à un porteur de parts ou à un actionnaire de nouvelle AltaGas Amalco donné ni aux porteurs de parts ou aux actionnaires de nouvelle AltaGas Amalco qui sont assujettis à un traitement spécial aux termes des lois fiscales fédérales américaines, notamment :

- les institutions financières;
- les sociétés d'assurance;
- les entités exonérées d'impôt;
- les sociétés S (*S-corporations*) ou d'autres entités intermédiaires;
- les fiducies de placement immobilier ou les sociétés de placement réglementées;
- les courtiers en valeurs ou les cambistes;
- les personnes dont la monnaie fonctionnelle n'est pas le dollar américain;

- les courtiers en valeurs qui choisissent d'avoir recours à l'évaluation à la valeur du marché comme pratique comptable;
- les anciens citoyens ou les anciens résidents des États-Unis;
- les personnes qui détiennent des parts de fiducie ou des actions de nouvelle AltaGas Amalco dans le cadre d'une opération de stellage, de couverture, de vente réputée ou de conversion;
- les personnes ayant acquis leurs parts de fiducie ou leurs actions de nouvelle AltaGas Amalco dans le cadre de l'exercice d'une option d'achat d'actions à l'intention des employés ou par ailleurs à titre de rémunération;
- les personnes des États-Unis qui, directement, indirectement ou d'une manière réputée, sont propriétaires d'au moins 5 % de l'ensemble des droits de vote ou de la valeur des parts de fiducie en circulation (ou, après la réalisation de l'arrangement, des actions de nouvelle AltaGas Amalco).

Si une société de personnes ou une autre entité ou montage traité comme une société de personnes (*partnership*) pour les besoins de l'impôt sur le revenu fédéral américain détient des parts de fiducie ou des actions de nouvelle AltaGas Amalco, le traitement fiscal d'un associé de la société de personnes dépendra généralement du statut de cet associé et des activités de la société de personnes. Les sociétés de personnes et leurs associés devraient consulter leurs conseillers fiscaux au sujet des incidences fiscales de l'arrangement qui s'appliquent à eux.

Le présent résumé ne traite pas des incidences fiscales de l'arrangement en vertu des lois fiscales étatiques, locales ou étrangères. Aucune décision n'a été demandée à l'IRS, ni ne le sera, à l'égard des sujets dont il est question ci-après, et, par conséquent, rien ne garantit que l'IRS ne fera pas valoir devant le tribunal une position contraire à ce qui suit et qu'un tribunal ne lui donnera pas raison. Les porteurs de parts devraient consulter leurs conseillers fiscaux à l'égard des incidences fiscales découlant de l'échange de parts de fiducie contre des actions de nouvelle AltaGas Amalco aux termes de l'arrangement qui s'appliquent à eux, y compris l'applicabilité et l'incidence de l'impôt minimum de remplacement et d'autres lois fiscales, notamment des lois fiscales étatiques, locales ou étrangères, dans leur version modifiée.

Aux fins de la présente rubrique, « **porteur américain** » désigne un propriétaire véritable de parts de fiducie (ou, après la réalisation de l'arrangement, d'actions de nouvelle AltaGas Amalco) qui, pour les besoins de l'impôt sur le revenu fédéral américain, est, selon le cas :

- un citoyen ou un résident des États-Unis;
- une société ou une autre entité traitée comme une société pour les besoins de l'impôt sur le revenu fédéral américain, créée ou organisée aux États-Unis, dans un État ou dans le district de Columbia ou sous le régime des lois de ces territoires;
- une succession dont le revenu est assujetti à l'impôt sur le revenu fédéral américain sans égard à sa source;
- une fiducie si : (i) un tribunal des États-Unis est en mesure d'assurer la supervision principale de son administration et qu'une ou plusieurs personnes des États-Unis (*U.S. persons*) ont le pouvoir de contrôler toutes ses décisions importantes; (ii) la fiducie a valablement fait le choix aux termes des *Treasury Regulations* applicables d'être considérée comme une personne des États-Unis pour l'application de l'impôt sur le revenu fédéral américain.

AVIS PRÉVU PAR LA CIRCULAIRE 230 DE L'IRS

AUX TERMES DE LA CIRCULAIRE 230 DE L'IRS, VOUS ÊTES PAR LES PRÉSENTES AVISÉ QUE LA DESCRIPTION FIGURANT AUX PRÉSENTES DES INCIDENCES FISCALES FÉDÉRALES AMÉRICAINES N'A PAS ÉTÉ RÉDIGÉE OU CONÇUE AFIN D'ÊTRE UTILISÉE, ET NE PEUT ÊTRE

UTILISÉE, PAR UN CONTRIBUABLE EN VUE D'ÉVITER DES PÉNALITÉS SUSCEPTIBLES D'ÊTRE IMPOSÉES AUX TERMES DE LA LÉGISLATION FISCALE DES ÉTATS-UNIS. CETTE DESCRIPTION A ÉTÉ RÉDIGÉE DANS LE CADRE DE LA PROMOTION ET/OU DE LA COMMERCIALISATION DES OPÉRATIONS DONT IL EST QUESTION AUX PRÉSENTES. CHAQUE CONTRIBUABLE DEVRAIT OBTENIR LES CONSEILS D'UN CONSEILLER FISCAL INDÉPENDANT QUANT À SA SITUATION PARTICULIÈRE.

Certaines incidences fiscales fédérales américaines de l'arrangement

Plan d'arrangement

Aux termes du plan d'arrangement, dans le cadre d'une série d'opérations, la totalité des actifs du Fonds sera transférée à une entité nouvellement constituée, nouvelle AltaGas Amalco, et les porteurs de parts recevront ultimement des actions de nouvelle AltaGas Amalco en échange de leurs parts de fiducie du Fonds, comme il est décrit à la rubrique « *L'arrangement* ». Dans le cadre de l'arrangement, la totalité des parts de fiducie sera échangée et chaque porteur de parts (y compris les porteurs américains) recevra ultimement une action de nouvelle AltaGas Amalco pour chaque part de fiducie échangée. Si l'arrangement n'est pas réalisé de la manière décrite aux présentes, les incidences fiscales fédérales américaines de l'arrangement pourraient différer considérablement et défavorablement de celles décrites dans le présent résumé.

Réorganisation (**Reorganization*****) en vertu de l'alinéa 368(a) du Code***

Il n'existe aucune disposition législative traitant directement du régime fiscal fédéral américain applicable à une série d'opérations comme l'échange par les porteurs américains de parts de fiducie contre des actions de nouvelle AltaGas et l'échange de ces actions de nouvelle AltaGas contre des actions de nouvelle AltaGas Amalco aux termes de l'arrangement (les « **échanges des porteurs américains** ») et ni le Fonds, ni nouvelle AltaGas Amalco n'ont l'intention de demander une décision à l'IRS à l'égard de ce régime. Bien qu'il demeure des incertitudes, les échanges des porteurs américains devraient être traités comme une partie d'une réorganisation au sens donné au terme *reorganization* à l'alinéa 368(a) du Code (une « **réorganisation** »). Toutefois, l'admissibilité de chacun des échanges des porteurs américains comme partie d'une réorganisation n'est pas claire et peut dépendre, dans une certaine mesure, d'événements ultérieurs à la date de la présente circulaire, y compris des événements ultérieurs à la date d'effet, qui ne peuvent être prédits avec précision. En outre, la présente conclusion est fondée sur deux hypothèses importantes : d'abord, que les diverses opérations relatives à l'échange de parts de fiducie contre des actions de nouvelle AltaGas Amalco seront traitées comme un seul arrangement intégré aux fins de l'impôt sur le revenu fédéral américain, et ensuite qu'il ne sera pas tenu compte, aux fins de l'impôt sur le revenu fédéral américain, de certaines étapes et entités transitoires. Certaines incidences fiscales fédérales américaines s'appliquant aux porteurs américains en raison de l'admissibilité de l'échange de parts de fiducie contre des actions de nouvelle AltaGas Amalco dans le cadre de l'arrangement comme partie d'une réorganisation et, à défaut, en raison de l'inadmissibilité de l'échange comme partie d'une réorganisation, sont analysées ci-après. Les porteurs américains devraient consulter leurs conseillers fiscaux américains sur la façon de déclarer correctement les échanges des porteurs américains aux autorités fiscales.

Traitement de chaque échange des porteurs américains comme partie de la réorganisation

Si chaque échange des porteurs américains est admissible comme partie d'une réorganisation, les incidences fiscales fédérales américaines suivantes s'appliqueront aux porteurs américains :

a) aucun gain ne sera réalisé ni aucune perte subie par le porteur américain dans le cadre des échanges des porteurs américains;

b) l'assiette fiscale du porteur américain à l'égard des actions de nouvelle AltaGas Amalco acquises dans le cadre des échanges des porteurs américains correspondra à son assiette fiscale à l'égard des parts de fiducie échangées;

c) la période de détention des actions de nouvelle AltaGas Amalco acquises par le porteur américain dans le cadre des échanges des porteurs américains comprendra la période de détention des parts de fiducie de ce porteur américain;

d) les porteurs américains qui sont parties aux échanges des porteurs américains seront généralement tenus de déclarer certains renseignements à l'IRS dans le cadre de leur déclaration de revenus fédérale américaine pour l'année d'imposition au cours de laquelle l'arrangement survient, et de conserver certains dossiers concernant l'arrangement.

L'IRS pourrait contester le fait qu'un porteur américain traite un échange des porteurs américains comme partie d'une réorganisation. Si ce traitement devait être contesté avec succès, cet échange des porteurs américains serait traité comme un échange imposable, avec les conséquences dont il est question ci-après (y compris la réalisation d'un gain).

Traitement d'un échange des porteurs américains en tant qu'opération imposable

Si un échange des porteurs américains n'est pas admissible comme partie d'une réorganisation aux fins de l'impôt sur le revenu fédéral américain, alors :

a) le porteur américain constatera un gain ou une perte équivalent à la différence éventuelle entre les deux sommes suivantes : (i) la juste valeur marchande (libellée en dollars américains) des actions de nouvelle AltaGas Amalco reçues à la suite des échanges des porteurs américains; (ii) l'assiette fiscale rajustée (libellée en dollars américains) de ce porteur américain à l'égard des parts de fiducie échangées;

b) l'assiette fiscale du porteur américain à l'égard des actions de nouvelle AltaGas Amalco reçues à la suite des échanges des porteurs américains correspondra à la juste valeur marchande de ces actions de nouvelle AltaGas Amalco à la date de réception;

c) la période de détention, pour le porteur américain, des actions de nouvelle AltaGas Amalco reçues à la suite des échanges des porteurs américains commencera le lendemain de la date de réception.

Les gains ou pertes décrits au point a) ci-dessus seraient généralement des gains ou des pertes en capital, qui constitueront des gains ou des pertes en capital à long terme si ces parts de fiducie étaient détenues depuis plus d'un an au moment de l'échange. Des taux fiscaux préférentiels s'appliquent aux gains en capital à long terme du porteur américain qui est un particulier, une succession ou une fiducie. Actuellement, il n'y a pas de taux fiscaux préférentiels pour les gains en capital à long terme du porteur américain qui est une société. Il se pourrait que les pertes ne puissent pas être déduites en raison de restrictions visant les ventes fictives, et ces déductions sont assujetties à d'autres restrictions complexes en vertu du Code.

Propriété et disposition des actions de nouvelle AltaGas Amalco

Distributions à l'égard des actions de nouvelle AltaGas Amalco

Sous réserve des règles sur les sociétés de placement étrangères passives dont il est question ci-après, les porteurs américains d'actions de nouvelle AltaGas Amalco ajouteront à leur revenu brut le montant brut des distributions versées, compte non tenu de la réduction au titre de la retenue d'impôt canadien, par nouvelle AltaGas Amalco sur son bénéfice actuel et accumulé, calculé aux fins de l'impôt sur le revenu fédéral américain, en tant que revenu de dividendes lorsque le dividende est réellement reçu par le porteur américain ou est réputé l'être. Les distributions supérieures au bénéfice actuel et accumulé, calculé aux fins de l'impôt sur le revenu fédéral américain, seront traitées comme un remboursement de capital en fonction de l'assiette fiscale du porteur américain à l'égard de ses actions de nouvelle AltaGas Amalco, et par la suite à titre de gain en capital.

À l'heure actuelle, les dividendes versés par une société étrangère admissible (*qualified foreign corporation*) à certains porteurs américains qui ne sont pas des sociétés (y compris des particuliers) qui respectent certaines exigences en matière de période de détention sont imposables à un taux maximal de 15 %. Si nouvelle AltaGas

Amalco peut se prévaloir des avantages prévus par la Convention fiscale entre le Canada et les États-Unis et qu'elle ne constitue pas une société de placement étrangère passive (dont il est question ci-après), elle constituera une société étrangère admissible (*qualified foreign corporation*) aux fins de l'impôt sur le revenu fédéral américain et les distributions qu'elle verse aux porteurs américains admissibles d'actions de nouvelle AltaGas Amalco qui ne sont pas des sociétés et qui sont traitées comme des dividendes aux fins de l'impôt sur le revenu fédéral américain seront traitées comme un revenu de dividendes admissible à ces taux maximum réduits, pourvu que la période de détention applicable et d'autres exigences soient respectées. Si les distributions de dividendes par nouvelle AltaGas Amalco ne sont pas admissibles à ce taux maximal réduit, les porteurs américains seront assujettis à un impôt sur ces dividendes aux taux habituels (à l'heure actuelle à un taux maximal de 35 %). En vertu des lois actuelles, le taux d'imposition préférentiel applicable au revenu de dividendes admissible ne sera pas disponible pour les années d'imposition commençant après le 31 décembre 2010.

Les distributions versées par nouvelle AltaGas Amalco qui sont considérées comme des dividendes aux fins de l'impôt sur le revenu fédéral américain ne seront généralement pas admissibles à la déduction pour dividendes reçus dont peuvent se prévaloir les sociétés américaines à l'égard des dividendes reçus de certaines autres sociétés.

Les distributions faites par nouvelle AltaGas Amalco qui sont considérées comme des dividendes aux fins de l'impôt sur le revenu fédéral des États-Unis et versées en dollars canadiens feront augmenter le revenu brut du porteur américain du montant correspondant à la valeur en dollars américains du montant en dollars canadiens reçu, calculé en fonction du taux de change en vigueur le jour où le dividende est réellement reçu par le porteur américain ou est réputé l'être. L'assiette fiscale américaine du porteur américain en dollars canadiens correspondra à la valeur en dollars américains à la date de réception. Les gains ou les pertes de change réalisés ou subies lors d'une conversion ou d'une disposition ultérieure de dollars canadiens constitueront généralement un revenu ordinaire provenant de sources américaines aux fins du crédit pour impôt étranger.

Les distributions faites par nouvelle AltaGas Amalco qui sont considérées comme des dividendes aux fins de l'impôt sur le revenu fédéral américain constitueront un revenu provenant de sources extérieures aux États-Unis aux fins des limites du crédit pour impôt étranger des États-Unis. Compte tenu de la situation du porteur américain, ces dividendes constitueront un revenu passif (*passive category*) ou général (*general category*) aux fins des limites du crédit pour impôt étranger. Sous réserve de certaines limites, l'impôt canadien retenu à l'égard des distributions versées par nouvelle AltaGas Amalco à un porteur américain d'actions de nouvelle AltaGas Amalco et versé au Canada pourra généralement être porté au crédit du porteur américain à l'égard de l'impôt sur le revenu fédéral américain qu'il doit payer. Comme il est décrit à la rubrique « *Certaines incidences fiscales fédérales canadiennes – Non-résidents du Canada* », la retenue d'un impôt canadien devrait généralement se faire à un taux de 25 % (généralement réduit à 15 % pour les porteurs véritables qui sont des résidents des États-Unis qui peuvent se prévaloir des avantages prévus par la Convention fiscale entre le Canada et les États-Unis) sur les dividendes versés par nouvelle AltaGas Amalco aux personnes qui ne sont pas des résidents canadiens. Si le porteur américain peut se faire rembourser la retenue d'impôt en vertu d'une loi du Canada ou de la Convention fiscale entre le Canada et les États-Unis, le montant de la retenue susceptible d'être remboursé ne pourra pas être porté au crédit du porteur américain à l'égard de l'impôt sur le revenu fédéral des États-Unis qu'il doit payer, que le remboursement soit ou non réellement obtenu. Les règles concernant les limites du crédit pour impôt étranger sont complexes et dépendent des circonstances factuelles propres à chaque porteur américain d'actions de nouvelle AltaGas Amalco. Par conséquent, chaque porteur américain d'actions de nouvelle AltaGas Amalco devrait consulter ses conseillers fiscaux à l'égard des incidences fiscales fédérales américaines qui s'appliquent à lui.

Dispositions d'actions de nouvelle AltaGas Amalco

Sous réserve des règles sur les sociétés de placement étrangères passives dont il est question ci-après, le porteur américain qui vend ou échange des actions de nouvelle AltaGas Amalco dans le cadre d'une disposition imposable (à une personne autre que nouvelle AltaGas Amalco) constaterait généralement un gain ou une perte d'un montant correspondant à la différence, le cas échéant, entre : a) le montant en dollars américains ou la juste valeur marchande en dollars canadiens majorée de la juste valeur marchande des biens reçus; b) l'assiette fiscale de ce porteur américain à l'égard des actions de nouvelle AltaGas Amalco vendues ou par ailleurs visées par la disposition. Ce gain ou cette perte devrait généralement constituer un gain ou une perte en capital, qui sera un gain ou une perte en capital à long terme si ces actions de nouvelle AltaGas Amalco étaient détenues depuis plus d'un an au moment de la vente ou de l'échange. Des taux fiscaux préférentiels s'appliquent aux gains en capital à long terme du porteur

américain qui est un particulier, une succession ou une fiducie. Actuellement, il n'y a pas de taux fiscaux préférentiels pour les gains en capital à long terme du porteur américain qui est une société. Les règles applicables aux déductions pour pertes en capital font l'objet de limites complexes en vertu du Code.

Autres incidences

Règles sur les sociétés de placement étrangères passives

Nouvelle AltaGas Amalco est d'avis qu'elle n'est pas actuellement une société de placement étrangère passive aux fins de l'impôt sur le revenu fédéral américain, et elle ne s'attend pas à être, mais cette conclusion est fondée sur des faits évalués annuellement et elle est par conséquent susceptible de changer. En général, nouvelle AltaGas Amalco serait une société de placement étrangère passive à l'égard d'un porteur américain si, selon certaines règles de transparence, à l'égard d'une année d'imposition au cours de laquelle le porteur américain détenait des actions de nouvelle AltaGas Amalco, au moins 75 % du revenu brut de nouvelle AltaGas Amalco pour l'année d'imposition constituait du revenu passif ou au moins 50 % de la valeur, calculée selon une moyenne trimestrielle, des actifs de nouvelle AltaGas Amalco était attribuable à des actifs qui produisent, ou qui sont détenus pour produire, un revenu passif. Si nouvelle AltaGas Amalco devait être considérée comme une société de placement étrangère passive, alors, à moins que le porteur américain ne choisisse l'évaluation à la valeur du marché, les gains réalisés dans le cadre de la vente ou d'une autre disposition d'actions de nouvelle AltaGas Amalco ne seraient généralement pas considérés comme des gains en capital. Le porteur américain serait plutôt traité comme s'il avait réalisé ce gain et reçu certaines distributions excédentaires (*excess distributions*) au pro rata au cours de sa période de détention à l'égard des actions et serait imposé au taux d'imposition le plus élevé en vigueur au cours de chaque année où le gain a été attribué, et il serait également redevable des intérêts se rapportant à l'impôt attribuable à chacune de ces années.

Revenu de placement net

Une loi adoptée récemment impose généralement un impôt de 3,8 % sur le revenu de placement net (*net investment income*) de certains particuliers, fiducies et successions pour les années d'imposition commençant après le 31 décembre 2012. Le revenu de placement net comprend notamment le revenu brut de dividendes (y compris les dividendes admissibles) et le gain net attribuable à la disposition de certains biens, comme les actions de nouvelle AltaGas Amalco, déduction faite de certains montants. Les porteurs américains devraient consulter leurs conseillers fiscaux à l'égard des conséquences éventuelles de cette loi pour eux.

Déclaration et retenue d'impôt de réserve

Dans certaines circonstances, le porteur américain peut être assujetti à la déclaration et la retenue d'impôt de réserve américain sur les distributions versées à l'égard des actions de nouvelle AltaGas Amalco ou sur le versement du produit de la disposition d'actions de nouvelle AltaGas Amalco. La déclaration et la retenue d'impôt de réserve ne s'appliqueront cependant pas au porteur américain qui est dispensé de la déclaration et de la retenue d'impôt de réserve et, au besoin, qui en fait la preuve. La retenue de l'impôt de réserve ne s'appliquera également pas au porteur américain qui fournit un numéro d'identification de contribuable valide et qui atteste sur un formulaire W-9 de l'IRS ou un formulaire de remplacement, sous peine de parjure, qu'il n'est pas assujetti à la retenue d'un impôt de réserve et qu'il respecte par ailleurs les exigences applicables des règles de retenue d'un impôt de réserve. Le porteur américain qui omet de fournir un numéro d'identification de contribuable valide sur le formulaire W-9 ou un formulaire de remplacement peut être assujetti à des pénalités imposées par l'IRS.

La retenue d'un impôt de réserve, actuellement d'un taux de 28 %, n'est pas un impôt supplémentaire et les montants retenus aux termes de ces règles pourront être remboursés au porteur américain ou être portés à son crédit à l'égard de l'impôt sur le revenu fédéral américain dû qu'il doit payer si les renseignements nécessaires sont fournis à l'IRS dans les délais.

INFORMATION SUR ALTAGAS INCOME TRUST

Le Fonds

AltaGas Income Trust est une fiducie de placement à capital variable sans personnalité morale régie par les lois de l'Alberta et créée conformément à la déclaration de fiducie. Les porteurs de parts sont les seuls bénéficiaires du Fonds. AltaGas est l'administrateur du Fonds. Le commandité est le délégué du fiduciaire du Fonds et le commandité d'AltaGas LP 1 et d'AltaGas LP 2. Le Fonds est l'unique porteur d'actions ordinaires du commandité et, indirectement par Holding Trust, AltaGas LP 1 et AltaGas LP 2, le seul porteur d'actions de catégorie B d'AltaGas. Les parts B de LP 1 sont détenues par le public.

Le bureau principal et siège social du Fonds est situé au 1700, 355 – 4th Avenue S.W., Calgary (Alberta) T2P 0J1.

Structure

L'organigramme qui suit décrit les liens intersociétés entre le Fonds et les membres importants de son groupe.


Porteurs de parts publics
Parts de fiducie
AltaGas Income Trust
AltaGas Holdings #3
100 %
AltaGas Utility Group Inc.
100 %
AltaGas Utility Holdings Inc .
100 %
100 %
33 ⅓ %
AltaGas Utilities Inc.
AltaGas Utility Holdings (Nova Scotia) Inc.
Inuvik Gas Ltd.
100 %
Heritage Gas Limited
Parts échangeables de catégorie B (100 %)
Parts (100 %) et billets de Holding Trust
Actions ordinaires (100 %)
AltaGas General Partner Inc
AltaGas Holding Trust
commandité
Parts de catégorie A (100 %)
Actions ordinaires (100 %)
AltaGas Holding Limited Partnership No. 1
commandité
Parts de catégorie A (100 %)
AltaGas Holding Limited Partnership No. 2
Actions ordinaires (100 %) et dettes
AltaGas Ltd
100 %
Bear Mountain Wind Power Corporation
0,01 %
commanditaire (83,9671 %)
Actions ordinaires (100 %)
99,99 %
99,99 %
AltaGas Holdings Inc
0,01 %
AltaGas Operating Partnership
100 %
92,75 %
Bear Mountain Wind Limited Partnership
7,24 %
commanditaire (14,0924 %)
0,15 %
99,85 %
AltaGas Holdings #2 Inc.
Taylor NGL Limited Partnership
AltaGas Power Holdings Partnership
22,59 %
0,01 %
100 % d'actions
Taylor Management Inc
100 % d'actions
Taylor Processing Inc
77,35 %
commanditaire
AltaGas Limited Partnership
0,01 %
0,01 %
99,99 %
commandité (0,01 %)
99,9 %
commandité (0,1 %)
AltaGas Pipeline Partnership
99,99 %
99,99 %
99,99 %
99,99 %
50 %
Taylor Gas Liquids Limited Partnership
Joffre Gas Liquids Limited Partnership
Taylor Gas Processing Limited Partnership
Harmattan Gas Processing Limited Partnership
ASTC Power Partnership
AltaGasEnergy Limited Partnership
ECNGEnergy L.P.
commanditaire 1,9305 %
commandité 0,01 %

Note :

(1) Le Fonds, Holding Trust et les sociétés en commandite, hormis Taylor NGL Limited Partnership, sont constitués sous le régime des lois de l'Alberta. Le commandité, AltaGas Ltd., AltaGas Holdings Inc., AltaGas Holdings #3 Inc., Bear Mountain Wind Power Corporation, AltaGas Utility Group Inc., AltaGas Utility Holdings Inc., AltaGas Utilities Inc., Heritage Gas Limited et Inuvik Gas Ltd. sont des sociétés constituées sous le régime de la LCSA ou issues d'une fusion ou prorogées sous le régime de la LCSA. Taylor NGL Limited Partnership a été constituée sous le régime des lois de l'Ontario. Bear Mountain Wind Limited Partnership a été constituée sous le régime des lois de la Colombie-Britannique. AltaGas Holdings #2 Inc., Taylor Processing Inc., Taylor Management Inc. et AltaGas Utility Holdings (Nova Scotia) Inc. sont des sociétés constituées sous le régime de la loi de l'Alberta intitulée *Business Corporations Act.*

Description sommaire des activités du Fonds

Le Fonds vise à être un chef de file des entreprises d'infrastructure énergétique en Amérique du Nord, principalement au Canada et dans le nord et l'ouest des États-Unis. Pour y parvenir, le Fonds mise sur la solidité de ses activités de base, ses compétences opérationnelles et sa stabilité financière, et s'efforce d'augmenter la valeur et la rentabilité de ses actifs existants ainsi que d'accroître et de diversifier ses activités.

Le Fonds est une entreprise d'infrastructure énergétique dans les secteurs du gaz naturel et de l'électricité qui est doté de liens physiques et économiques le long de la chaîne de valeur énergétique. Grâce à l'efficacité, à la fiabilité et à la rentabilité de ses actifs, à ses connaissances du marché et à sa discipline financière, le Fonds a créé de la valeur à long terme pour ses investisseurs. Le Fonds vise à maximiser la rentabilité de ses actifs en fournissant des services complémentaires à ses activités existantes et en accroissant son chiffre d'affaires au moyen de l'acquisition et de la mise en valeur d'infrastructures énergétiques additionnelles.

Les infrastructures du Fonds dans le secteur du gaz portent sur plus de 2 gpc/j de gaz naturel et comprennent la collecte et le traitement, le transport, la distribution et de stockage du gaz naturel. Les activités dans le secteur de l'électricité comprennent des infrastructures et des arrangements contractuels, capables de générer 494 MW, avec un portefeuille qui allie la production d'électricité conventionnelle en Alberta et la production d'électricité renouvelable en Colombie-Britannique. En plus de ses actifs en exploitation, le Fonds s'attend à investir environ 2 milliards de dollars au cours des cinq prochaines années afin d'aménager et de construire des actifs relatifs au gaz et à l'électricité au Canada et dans le nord et l'ouest des États-Unis.

Les activités du Fonds sont divisées en trois secteurs : le secteur gazier, le secteur de la production d'électricité et le secteur entreprise. Les activités du secteur gazier comprennent l'extraction et le transport, la collecte et le traitement sur place, les services énergétiques et le stockage et la distribution de gaz naturel. Le secteur de la production d'électricité génère de l'électricité par centrale conventionnelle au charbon, par centrale de pointe au gaz, par éolienne et par hydroélectricité. Le secteur entreprise s'occupe d'investissements opportuns (y compris un investissement dans la production d'énergie géothermique), des contrats de gestion des risques et des produits et charges non directement attribuables aux secteurs d'exploitation.

Secteur gazier

- La division extraction et transport est constituée des participations d'AltaGas dans des usines d'extraction d'éthane et de LGN et des réseaux de transport de gaz naturel et de LGN.
- La division collecte et traitement sur place comprend des pipelines de collecte et des installations de traitement de gaz naturel ainsi que des investissements dans des activités accessoires.
- La division distribution du gaz naturel comprend les installations de transport et de distribution de gaz naturel réglementées en Alberta, en Nouvelle-Écosse et dans les Territoires du Nord-Ouest, au Canada.
- La division services énergétiques est composée de deux activités principales : les services de gestion de l'énergie et les services gaziers, y compris le stockage du gaz.

Secteur de la production d'électricité

- Le secteur de production d'électricité est composé des participations d'AltaGas dans des projets de production d'électricité par centrales au charbon et au gaz, par éolienne, par centrales au fil de l'eau et des participations dans des projets de production d'énergie renouvelable par éolienne et par centrales au fil de l'eau en voie d'aménagement.

Secteur entreprise

- Le secteur entreprise s'occupe de la prestation des services et des frais généraux de l'entreprise, des placements dans des entités ouvertes et fermées et de l'incidence de l'évolution de la conjoncture sur la gestion des risques.

Pour de plus amples renseignements sur le Fonds, ses filiales et leurs activités respectives, voir « *Activités de la Fiducie* » et « *Évolution générale des activités de la Fiducie* » dans la notice annuelle du Fonds, intégrée par renvoi aux présentes.

Faits nouveaux

Acquisitions importantes

Le Fonds n'a réalisé aucune acquisition dans les 75 jours précédant la date de la présente circulaire qui constituerait une acquisition importante au sens de la partie 8 du *Règlement 51-102 sur les obligations d'information continue*. En outre, hormis l'arrangement, aucun projet d'acquisition en cours, qui donnerait lieu à une acquisition importante au sens de la partie 8 du *Règlement 51-102 sur les obligations d'information continue* s'il était réalisé en date de la présente circulaire, n'a atteint le point où une personne raisonnable considérerait comme élevée la possibilité de sa réalisation.

Documents intégrés par renvoi

Les renseignements concernant le Fonds et ses filiales qui ont été intégrés par renvoi dans la présente circulaire proviennent de documents déposés auprès des commissions de valeurs mobilières ou d'autorités analogues au Canada. On peut se procurer sans frais un exemplaire des documents intégrés aux présentes par renvoi et du dossier d'information auprès du vice-président, chef du contentieux et secrétaire d'AltaGas au 1700, 355 – 4th Avenue S.W., Calgary (Alberta) T2P 0J1, n° de téléphone : 403 691-7575. On peut également obtenir ces documents par Internet sur le Système électronique de données, d'analyse et de recherche (SEDAR), à l'adresse www.sedar.com.

Les documents suivants du Fonds, déposés auprès des diverses commissions de valeurs mobilières ou autorités analogues des territoires où le Fonds est un émetteur assujetti, sont expressément intégrés à la présente circulaire par renvoi et en font partie intégrante :

1. la notice annuelle du Fonds;

2. les états financiers consolidés vérifiés du Fonds et les notes y afférentes pour les exercices terminés les 31 décembre 2009 et 2008, ainsi que le rapport des vérificateurs s'y rapportant, de même que le rapport de gestion pour l'exercice terminé le 31 décembre 2009;

3. les états financiers consolidés intermédiaires non vérifiés du Fonds et les notes y afférentes pour les trimestres terminés les 31 mars 2010 et 2009 et le rapport de gestion pour le trimestre terminé le 31 décembre 2010;

4. la circulaire d'information de la direction datée du 3 mars 2009 relativement à l'assemblée annuelle et extraordinaire des porteurs de parts du Fonds tenue le 31 avril 2009.

Les documents du type de ceux décrits au paragraphe 11.1 de l'*Annexe 44-101A1 sur les obligations générales relatives au prospectus*, déposés par le Fonds auprès des commissions de valeurs mobilières ou d'autorités analogues dans les provinces du Canada après la date de la présente circulaire et avant la date d'effet sont réputés intégrés par renvoi à la présente circulaire.

Toute déclaration figurant dans un document intégré ou réputé intégré par renvoi aux présentes est réputée modifiée ou remplacée, dans la présente circulaire, dans la mesure où une déclaration figurant aux présentes ou dans tout autre document déposé ultérieurement qui est aussi intégré ou réputé intégré aux présentes par renvoi la modifie ou la remplace. La déclaration qui en modifie ou en remplace une autre n'a pas à indiquer qu'elle modifie ou remplace une déclaration antérieure ni à inclure toute autre information contenue dans le document qu'elle modifie ou qu'elle remplace. La publication d'une déclaration qui en modifie ou en remplace une autre n'est pas réputée être un aveu à quelque fin que ce soit que la déclaration modifiée ou remplacée, lorsqu'elle a été publiée, constituait une présentation inexacte des faits, une déclaration fausse à

l'égard d'un fait important ou l'omission de déclarer un fait important qui doit être déclaré ou qui est nécessaire pour rendre la déclaration non trompeuse à la lumière des circonstances dans lesquelles elle a été faite. Toute déclaration ainsi modifiée ou remplacée n'est pas réputée faire partie intégrante de la présente circulaire autrement que sous sa forme modifiée ou remplacée.

Fourchette des cours et volume des opérations sur les parts de fiducie

Les parts de fiducie en circulation sont inscrites à la cote de la TSX sous le symbole « ALA.UN ». Le tableau qui suit présente les cours extrêmes des parts de fiducie et le volume des parts de fiducie négociées publiés tous les mois par la TSX en 2009 et de janvier au 3 mai 2010 :

MOIS	HAUT	BAS	VOLUME
2009			
JANVIER	18,85 $	16,45 $	4 396 777
FÉVRIER	16,52 $	12,25 $	9 861 861
MARS	14,71 $	12,51 $	5 370 312
AVRIL	15,49 $	13,93 $	4 525 237
MAI	16,79 $	14,52 $	4 872 620
JUIN	17,50 $	15,55 $	7 095 498
JUILLET	16,35 $	15,55 $	6 777 304
AOÛT	17,24 $	16,36 $	5 542 824
SEPTEMBRE	17,70 $	16,60 $	7 349 020
OCTOBRE	19,09 $	17,18 $	8 099 281
NOVEMBRE	18,95 $	17,75 $	5 918 666
DÉCEMBRE	19,07 $	17,19 $	6 167 026
2010			
JANVIER	19,29 $	18,15 $	5 887 258
FÉVRIER	18,79 $	17,97 $	4 765 768
MARS	18,89 $	17,80 $	7 180 976
AVRIL	18,73 $	17,14 $	7 772 868
MAI (DU 1ER AU 3)	17,26 $	16,91 $	613 058

Historique des distributions

Le tableau suivant présente les distributions mensuelles d'encaisse du Fonds versées en 2007, 2008, 2009 et 2010. Le 17 septembre 2007, tous les porteurs de parts ont reçu une distribution spéciale de une action d'AltaGas Utility Group Inc. pour chaque tranche de 100 parts de fiducie détenues le 27 août 2007, ce qui correspond à une valeur supplémentaire de 0,076 $ par part de fiducie.

DATE DE RÉFÉRENCE	DATE DE VERSEMENT	DISTRIBUTION PAR PART
25 JANVIER 2010	16 FÉVRIER 2010	0,180 $
25 FÉVRIER 2010	15 MARS2010	0,180 $
25 MARS 2010	15 AVRIL 2010	0,180 $
26 AVRIL 2010	17 MAI 2010(2)	0,180 $
DISTRIBUTIONS D'ENCAISSE TOTALES DÉCLARÉES EN 2010 (CUM)		**0,720 $**
26 JANVIER 2009	17 FÉVRIER 2009	0,180 $

DATE DE RÉFÉRENCE	DATE DE VERSEMENT	DISTRIBUTION PAR PART
25 FÉVRIER 2009	16 MARS 2009	0,180 $
25 MARS 2009	15 AVRIL 2009	0,180 $
27 AVRIL 2009	15 MAI 2009	0,180 $
25 MAI 2009	15 JUIN 2009	0,180 $
25 JUIN 2009	15 JUILLET 2009	0,180 $
27 JUILLET 2009	17 AOÛT 2009	0,180 $
25 AOÛT 2009	15 SEPTEMBRE 2009	0,180 $
25 SEPTEMBRE 2009	15 OCTOBRE 2009	0,180 $
26 OCTOBRE 2009	16 NOVEMBRE 2009	0,180 $
25 NOVEMBRE 2009	15 DÉCEMBRE 2009	0,180 $
29 DÉCEMBRE 2009	15 JANVIER 2010	0,180 $
DISTRIBUTIONS D'ENCAISSE TOTALES DÉCLARÉES POUR 2009		**2,16 $**
25 JANVIER 2008	15 FÉVRIER 2008	0,175 $
25 FÉVRIER 2008	17 MARS 2008	0,175 $
25 MARS 2008	15 AVRIL 2008	0,175 $
25 AVRIL 2008	15 MAI 2008	0,175 $
26 MAI 2008	16 JUIN 2008	0,175 $
25 JUIN 2008	15 JUILLET 2008	0,175 $
25 JUILLET 2008	15 AOÛT 2008	0,175 $
25 AOÛT 2008	15 SEPTEMBRE 2008	0,180 $
25 SEPTEMBRE 2008	15 OCTOBRE 2008	0,180 $
27 OCTOBRE 2008	17 NOVEMBRE 2008	0,180 $
25 NOVEMBRE 2008	15 DÉCEMBRE 2008	0,180 $
29 DÉCEMBRE 2008	15 JANVIER 2009	0,180 $
DISTRIBUTIONS D'ENCAISSE TOTALES DÉCLARÉES POUR 2008		**2,125 $**
25JANVIER 2007	15 FÉVRIER 2007	0,170 $
26FÉVRIER 2007	15 MARS 2007	0,170 $
26 MARS 2007	16 AVRIL 2007	0,170 $
25 AVRIL 2007	15 MAI 2007	0,170 $
25 MAI 2007	15 JUIN 2007	0,170 $
25 JUIN 2007	16 JUILLET 2007	0,170 $
25 JUILLET 2007	15 AOÛT 2007	0,170 $
27 AOÛT 2007	17 SEPTEMBRE 2007(1)	0,175 $
25 SEPTEMBRE 2007	15 OCTOBRE 2007	0,175 $
25 OCTOBRE 2007	15 NOVEMBRE 2007	0,175 $
26 NOVEMBRE 2007	17 DÉCEMBRE 2007	0,175 $
27 DÉCEMBRE 2007	15 JANVIER 2008	0,175 $
DISTRIBUTIONS D'ENCAISSE TOTALES DÉCLARÉES POUR 2007		**2,065 $**

Notes :

(1) Les distributions versées en septembre 2007 ne comprennent pas une distribution de 0,076 $ par part de fiducie versée aux porteurs de parts sous forme d'actions de Utility Group à titre de distribution spéciale.

(2) Sera versée le 17 mai 2010.

Placements antérieurs

Le 29 mars 2010, le Fonds a émis un capital global de 200 millions de dollars de billets à moyen terme non garantis de premier rang à 5,49 % en vertu d'un prospectus de base en cours de 500 millions de dollars de titres de créance et de titres de participation. Les billets portent intérêts à un taux de 5,49 % par année, payable semestriellement, et viennent à échéance le 27 mars 2017. Le produit net a été affecté au remboursement des dettes bancaires existantes et aux fins générales de l'entreprise.

Le 29 juin 2009, le Fonds a émis un capital global de 100 millions de dollars de billets à moyen terme non garantis de premier rang à 6,94 % en vertu d'un nouveau prospectus de base de 500 millions de dollars de titres de créance et de titres de participation. Les billets portent intérêts à un taux de 6,94 % par année, payable semestriellement, et viennent à échéance le 29 juin 2016. Le produit net a été affecté au remboursement des dettes bancaires existantes et aux fins générales de l'entreprise.

Le 29 avril 2009, le Fonds a émis un capital global de 200 millions de dollars de billets à moyen terme non garantis de premier rang à 7,42 % en vertu d'un prospectus de base en cours de 500 millions de dollars de titres de créance et de titres de participation. Les billets portent intérêts à un taux de 7,42 % par année, payable semestriellement, et viennent à échéance le 29 avril 2014. Le produit net a été affecté au remboursement des dettes bancaires existantes et aux fins générales de l'entreprise.

Le 10 février 2009, le Fonds a émis 6 100 000 parts de fiducie au prix de 16,50 $ la part. Le placement a rapporté au Fonds un produit brut d'environ 100 millions de dollars. Le produit net du placement a été affecté au remboursement des dettes bancaires existantes.

En outre, au cours de la période de 12 mois précédant la date de la présente circulaire, le Fonds a émis des parts de fiducie par suite de l'exercice des options du Fonds, dans le cadre du RRD du Fonds, par suite de l'échange de parts B de LP1 et à la conversion de débentures convertibles. Pour plus de renseignements sur ces émissions, voir la note 17 des états financiers consolidés annuels vérifiés du Fonds pour l'exercice terminé le 31 décembre 2009 et la note 8 des états financiers consolidés intermédiaires non vérifiés du Fonds pour le trimestre terminé le 31 décembre 2010, ces documents étant intégrés par renvoi dans la présente circulaire.

Facteurs de risque

Un placement dans les parts de fiducie comporte certains risques.

Le lecteur doit lire attentivement les facteurs de risque décrits ailleurs dans la présente circulaire et aux rubriques « *Facteurs de risque – Risques liés à la Fiducie et aux parts de la Fiducie* » et « *Facteurs de risque – Risques inhérents aux entités en exploitation de la Fiducie* » dans la notice annuelle du Fonds et « *Gaz – Gestion du risque – Secteur du gaz* » et « *Production d'électricité – Gestion du risque* » dans le rapport de gestion du Fonds pour l'exerce terminé le 31 décembre 2009, documents qui sont intégrés par renvoi aux présentes.

Poursuites et application de la loi

À la connaissance du commandité et d'AltaGas, le Fonds ou ses entités en exploitation ne sont parties à aucune poursuite importante qui les viserait ou qui mettrait en cause leurs biens, et aucune poursuite de cet ordre n'est envisagée.

À la connaissance du commandité et d'AltaGas : (i) aucune amende ou sanction n'a été imposée au Fonds ou à ses filiales par un tribunal en vertu de la législation sur les valeurs mobilières ou par un organisme de réglementation au cours du dernier exercice du Fonds; (ii) aucune amende ou sanction n'a été imposée au Fonds ou à ses filiales par un tribunal ou par un organisme de réglementation, qui serait vraisemblablement considérée comme importante par un investisseur raisonnable ayant à prendre une décision d'investissement; (iii) aucun règlement à l'amiable n'a été conclu par le Fonds ou ses filiales devant un tribunal en vertu de la législation sur les valeurs mobilières ou avec un organisme de réglementation au cours du dernier exercice.

Renseignements supplémentaires

Pour de plus amples renseignements sur le Fonds, voir « *Information concernant AltaGas Income Trust* » à l'Appendice F des présentes.

En outre, des renseignements supplémentaires au sujet du Fonds sont disponibles sur SEDAR à l'adresse www.sedar.com. Des renseignements financiers au sujet du Fonds sont fournis dans ses états financiers pour l'exercice terminé le 31 décembre 2009 et pour le trimestre terminé le 31 décembre 2010, et le rapport de gestion qui

accompagne ces documents, tous intégrés par renvoi aux présentes et disponibles sur SEDAR à l'adresse www.sedar.com.

INFORMATION CONCERNANT NOUVELLE ALTAGAS AMALCO

Nouvelle AltaGas Amalco sera la société par actions qui remplacera les sociétés fusionnantes en vertu de la LCSA à la suite de la prise d'effet de l'arrangement envisagé aux présentes. À la suite de la réalisation de l'arrangement, les activités de nouvelle AltaGas Amalco seront les activités menées à l'heure actuelle indirectement par le Fonds. L'établissement principal et siège social de nouvelle AltaGas Amalco sera situé au 1700, 355 – 4th Avenue S.W., Calgary (Alberta) T2P 0J1.

Nouvelle AltaGas Amalco deviendra un émetteur assujetti dans certains territoires du Canada et sera soumise aux exigences d'information prévues par les lois sur les valeurs mobilières de toutes les autorités législatives du Canada en raison de l'arrangement.

Voir « *Information concernant nouvelle AltaGas Amalco* » à l'appendice E des présentes pour obtenir une description plus détaillée de nouvelle AltaGas Amalco.

FACTEURS DE RISQUE

Pour une description des facteurs de risque qui touchent le Fonds, voir les rubriques intitulées « *Facteurs de risque – Risques liés à la Fiducie et aux parts de la Fiducie* » et « *Facteurs de risque – Risques inhérents aux entités en exploitation de la Fiducie* » dans la notice annuelle du Fonds et « *Gaz – Secteur du gaz – Gestion du risque* » et « *Production d'électricité – Gestion du risque* » dans le rapport de gestion du Fonds pour l'exercice terminé le 31 décembre 2009, documents qui sont intégrés par renvoi aux présentes. Les porteurs de titres devraient lire attentivement les facteurs de risque et étudier tous les autres renseignements figurant aux présentes et dans les autres documents publics du Fonds avant de prendre une décision d'investissement. En outre, pour consulter les facteurs de risque propres à nouvelle AltaGas, voir « *Information concernant nouvelle AltaGas Amalco – Facteurs de risque* » à l'appendice E des présentes.

AUTRES QUESTIONS À L'ORDRE DU JOUR DE L'ASSEMBLÉE

Présentation des états financiers

À l'assemblée, les états financiers consolidés du Fonds pour l'exercice terminé le 31 décembre 2009 et le rapport des vérificateurs y afférent seront présentés. Ces états financiers et le rapport de gestion qui l'accompagne figurent dans le rapport annuel 2009 du Fonds.

Établissement du nombre d'administrateurs et élection des administrateurs du commandité

Le conseil d'administration se compose actuellement de neuf administrateurs, tous élus chaque année. Il est proposé de fixer à neuf le nombre d'administrateurs à élire au conseil d'administration du commandité et d'enjoindre au fiduciaire de faire élire les personnes nommées ci-après administrateurs du commandité. Comme vous le constaterez dans le formulaire de procuration et le formulaire d'instructions de vote ci-joints, les porteurs de titres peuvent voter pour chaque candidat individuellement plutôt que pour le groupe. En outre, le Fonds a adopté une politique de la majorité des voix en 2009, aux termes de laquelle le candidat à un poste d'administrateur qui reçoit plus d'abstentions que de voix favorables doit offrir de remettre sa démission au président du conseil à la suite de l'assemblée annuelle du Fonds. Cette politique ne s'applique qu'aux élections sans concurrent, c'est-à-dire lorsque le nombre de candidats est égal au nombre de postes à combler. Le comité de gouvernance et le conseil débattront de l'offre de démission. Le candidat ne participera à aucun débat du comité ou du conseil portant sur son offre de démission. Une démission sera acceptée, sauf dans les situations justifiant la poursuite du mandat de l'administrateur visé en tant que membre du conseil. Le conseil communiquera sa décision, par communiqué de presse, dans les 90 jours suivant l'assemblée annuelle. Si la démission est acceptée, le conseil peut nommer un nouvel administrateur pour combler le siège vacant.

Les neuf candidats suivants sont proposés par le commandité pour le compte du fiduciaire en tant que candidats à l'élection aux postes d'administrateur du commandité pour un mandat devant prendre fin à la prochaine assemblée annuelle des porteurs de parts ou à la nomination ou à l'élection de leurs successeurs :

David W. Cornhill
Allan L. Edgeworth
Hugh A. Fergusson
Denis C. Fonteyne
Daryl H. Gilbert
Robert B. Hodgins
Myron F. Kanik
David F. Mackie
M. Neil McCrank

Si l'un de ces candidats n'est pas en mesure d'être élu ou ne le souhaite plus, le fiduciaire sera autorisé, en vertu du pouvoir discrétionnaire que confèrent les procurations, à voter pour toute autre personne nommée par le commandité pour le compte du fiduciaire. Le tableau qui suit donne les noms des candidats à l'élection aux postes d'administrateur, leur lieu de résidence, leur âge, leur fonction principale actuelle et leur fonction principale au cours des cinq dernières années, leur qualité d'administrateur indépendant ou d'administrateur non indépendant au sens du Règlement 58-101, l'année au cours de laquelle ils sont devenus administrateurs du commandité et le nombre de parts de fiducie, de parts B de LP1, d'options du Fonds, de US et de UR, le cas échéant, dont ils sont propriétaires véritables ou sur lesquelles ils exercent un contrôle ou une emprise à la date de clôture des registres, leur qualité de membre du conseil ou d'un comité, leur présence aux réunions et enfin leur qualité de membre du conseil d'administration d'une autre société ouverte.

	NOM DU CANDIDAT PROPOSÉ[1]	ANTÉCÉDENTS	PRÉSENCE AUX RÉUNIONS DU CONSEIL, QUALITÉ DE MEMBRE D'UN COMITÉ ET PRÉSENCE À SES RÉUNIONS, ET POSTES D'ADMINISTRATEUR EXTERNE
	DAVID W. CORNHILL CALGARY (ALBERTA) CANADA ÂGE[2] : 56 ANS PRÉSIDENT DU CONSEIL ET CHEF DE LA DIRECTION DU COMMANDITÉ ET D'ALTAGAS ADMINISTRATEUR NON INDÉPENDANT[3] ADMINISTRATEUR DEPUIS LE 1ER MAI 2004 ADMINISTRATEUR D'ALTAGAS SERVICES INC. DU 28 MARS 1994 AU 30 AVRIL 2004 **PROPRIÉTÉ :** PARTS DE FIDUCIE : 435 737 PARTS B DE LP1 : 692 742 NOMBRE TOTAL DE PARTS DE FIDUCIE ÉQUIVALENTES : 1 128 479 OPTIONS DU FONDS : US : 56 667 UR : 20 000	DAVID CORNHILL EST PRÉSIDENT DU CONSEIL ET CHEF DE LA DIRECTION D'ALTAGAS ET DU COMMANDITÉ. M. CORNHILL EST MEMBRE FONDATEUR D'ALTAGAS SERVICES INC., SOCIÉTÉ DEVANCIÈRE DU FONDS. IL EST PRÉSIDENT DU CONSEIL ET CHEF DE LA DIRECTION D'ALTAGAS SERVICES INC. DEPUIS SA CRÉATION, LE 1ER AVRIL 1994, ET A ÉTÉ NOMMÉ ADMINISTRATEUR DU COMMANDITÉ LE 1ER MAI 2004. AVANT DE FONDER ALTAGAS SERVICES INC., M. CORNHILL A ÉTÉ VICE-PRÉSIDENT, FINANCES ET ADMINISTRATION, ET TRÉSORIER D'ALBERTA AND SOUTHERN GAS CO. LTD. DE 1991 À 1993, DONT IL A ÉTÉ PRÉSIDENT ET CHEF DE LA DIRECTION JUSQU'AU 31 MARS 1994.	**PRÉSENCE :** CONSEIL (*PRÉSIDENT*) : (100 %) ENVIRONNEMENT, SANTÉ ET SÉCURITÉ AU TRAVAIL : (83 %) **QUALITÉ DE MEMBRE ACTUEL D'UN CONSEIL D'ADMINISTRATION DE SOCIÉTÉ OUVERTE :** MAGMA ENERGY CORP.
	ALLAN L. EDGEWORTH CALGARY (ALBERTA) CANADA ÂGE[2] : 59 ANS ADMINISTRATEUR INDÉPENDANT ADMINISTRATEUR DEPUIS LE 2 MARS 2005 **PROPRIÉTÉ :** PARTS DE FIDUCIE : 5 812 PARTS B DE LP1 : NÉANT NOMBRE TOTAL DE PARTS DE FIDUCIE ÉQUIVALENTES : 5 812 OPTIONS DU FONDS :60 000 US : 1 900 UR : NÉANT	ALLAN EDGEWORTH EST PRÉSIDENT D'ALE ENERGY INC. (SOCIÉTÉ D'EXPERTS-CONSEILS FERMÉE) DEPUIS JANVIER 2005 ET EST COMMISSAIRE DE L'ALBERTA SECURITIES COMMISSION. M. EDGEWORTH A ÉTÉ PRÉSIDENT ET CHEF DE LA DIRECTION D'ALLIANCE PIPELINE LTD. DE 2001 À DÉCEMBRE 2004. M. EDGEWORTH EST ENTRÉ AU SERVICE D'ALLIANCE PIPELINE LTD. EN 1998 EN QUALITÉ DE VICE-PRÉSIDENT DIRECTEUR ET DE CHEF DE L'EXPLOITATION.	**PRÉSENCE :** CONSEIL : 10 SUR 10 (100 %) VÉRIFICATION : 6 SUR 6 (100 %) ENVIRONNEMENT, SANTÉ ET SÉCURITÉ AU TRAVAIL : (100 %) **QUALITÉ DE MEMBRE ACTUEL D'UN CONSEIL D'ADMINISTRATION DE SOCIÉTÉ OUVERTE :** EMERA INC. PEMBINA PIPELINE CORPORATION (ADMINISTRATEUR DE PEMBINA PIPELINE INCOME FUND)

	NOM DU CANDIDAT PROPOSÉ[1]	ANTÉCÉDENTS	PRÉSENCE AUX RÉUNIONS DU CONSEIL, QUALITÉ DE MEMBRE D'UN COMITÉ ET PRÉSENCE À SES RÉUNIONS, ET POSTES D'ADMINISTRATEUR EXTERNE
	HUGH A. FERGUSSON CALGARY (ALBERTA) CANADA ÂGE[2] : 62 ANS ADMINISTRATEUR INDÉPENDANT ADMINISTRATEUR DEPUIS LE 7 MAI 2008 **PROPRIÉTÉ :** PARTS DE FIDUCIE : 7 310 PARTS B DE LP1 : NÉANT NOMBRE TOTAL DE PARTS DE FIDUCIE ÉQUIVALENTES : 7 310 OPTIONS DU FONDS : 45 000 US : 1 400 UR : NÉANT	HUGH FERGUSSON EST ACTUELLEMENT PRÉSIDENT D'ARGYLE RESOURCES INC. (ORGANISATION PRIVÉE DE CONSULTATION EN ÉNERGIE) ET EST DIRECTEUR PRINCIPAL D'IMPLEMENTATION & ADVISORY GROUP LTD. (CABINET DE GESTION DE PROJETS ET DE RELATIONS AVEC LE GOUVERNEMENT). IL EST ÉGALEMENT ADMINISTRATEUR DU CANADIAN ENERGY RESEARCH INSTITUTE, DE L'ALBERTA ELECTRIC SYSTEM OPERATOR ET DU GALILEO EDUCATIONAL NETWORK. M. FERGUSSON A ÉTÉ ADMINISTRATEUR DE TAYLOR GAS LIQUIDS LTD., COMMANDITÉ DE TAYLOR NGL LIMITED PARTNERSHIP, DU 1ER JANVIER 2005 AU 10 JANVIER 2008. M. FERGUSSON A TRAVAILLÉ PENDANT PLUS DE 25 ANS POUR THE DOW CHEMICAL COMPANY, SOCIÉTÉ INTERNATIONALE DANS LE DOMAINE DE LA CHIMIE INSCRITE À LA COTE DE BON NOMBRE DE BOURSES, JUSQU'À SA RETRAITE EN 2004 À TIRE DE VICE-PRÉSIDENT, HYDROCARBURES ET ÉNERGIE DE DOW CHEMICAL CANADA INC.	**PRÉSENCE :** CONSEIL : 10 SUR 10 (100 %) VÉRIFICATION : 6 SUR 6 (100 %) ENVIRONNEMENT, SANTÉ ET SÉCURITÉ AU TRAVAIL : ... (100 %) **QUALITÉ DE MEMBRE ACTUEL D'UN CONSEIL D'ADMINISTRATION DE SOCIÉTÉ OUVERTE :** PROVIDENT ENERGY LTD. (DÉLÉGUÉ DU FIDUCIAIRE DE PROVIDENT ENERGY TRUST) CANEXUS LIMITED (ADMINISTRATEUR DE CANEXUS INCOME FUND)

	NOM DU CANDIDAT PROPOSÉ[1]	ANTÉCÉDENTS	PRÉSENCE AUX RÉUNIONS DU CONSEIL, QUALITÉ DE MEMBRE D'UN COMITÉ ET PRÉSENCE À SES RÉUNIONS, ET POSTES D'ADMINISTRATEUR EXTERNE
	DENIS C. FONTEYNE CALGARY (ALBERTA) CANADA ÂGE[2] : 74 ANS ADMINISTRATEUR INDÉPENDANT ADMINISTRATEUR DEPUIS LE 1ER MAI 2004 ADMINISTRATEUR D'ALTAGAS SERVICES INC. DU 1ER SEPTEMBRE 1998 AU 30 AVRIL 2004 **PROPRIÉTÉ :** PARTS DE FIDUCIE : 23 306 PARTS B DE LP1 : 14 894 NOMBRE TOTAL DE PARTS DE FIDUCIE ÉQUIVALENTES : 38 200 OPTIONS DU FONDS :40 000 US : 1 900 UR : NÉANT	DENIS FONTEYNE EST PRÉSIDENT DE DENDON RESOURCES LTD. (SOCIÉTÉ D'EXPERTS-CONSEILS FERMÉE), IL EST EXPERT-CONSEIL DANS LE SECTEUR DU GAZ NATUREL DEPUIS 1997 ET IL PERMET AU CONSEIL D'ADMINISTRATION DE PROFITER DE SES 40 ANNÉES D'EXPÉRIENCE DANS LE SECTEUR. M. FONTEYNE A OCCUPÉ DES POSTES DE HAUTE DIRECTION DANS LE SECTEUR PÉTROLIER ET GAZIER. IL A NOTAMMENT TRAVAILLÉ 8 ANS POUR CANSTATES GAS MARKETING LTD., AVANT SA RETRAITE À TITRE DE VICE-PRÉSIDENT DIRECTEUR EN 1996.	**PRÉSENCE :** CONSEIL : 9 SUR 10 (90 %) RESSOURCES HUMAINES ET RÉMUNÉRATION : 4 SUR 4 (100 %) ENVIRONNEMENT, SANTÉ ET SÉCURITÉ AU TRAVAIL (*PRÉSIDENT*) : 6 SUR 6 (100 %) **QUALITÉ DE MEMBRE ACTUEL D'UN CONSEIL D'ADMINISTRATION DE SOCIÉTÉ OUVERTE :** M. FONTEYNE N'EST MEMBRE D'AUCUN AUTRE CONSEIL D'ADMINISTRATION DE SOCIÉTÉ OUVERTE.
	DARYL H. GILBERT[4] CALGARY (ALBERTA) CANADA ÂGE[2] : 58 ANS ADMINISTRATEUR INDÉPENDANT ADMINISTRATEUR DEPUIS LE 1ER MAI 2004 ADMINISTRATEUR D'ALTAGAS SERVICES INC. DU 4 MAI 2000 AU 30 AVRIL 2004 **PROPRIÉTÉ :** PARTS DE FIDUCIE : 900 PARTS B DE LP1 : NÉANT NOMBRE TOTAL DE PARTS DE FIDUCIE ÉQUIVALENTES : 900 OPTIONS DU FONDS :40 000 US : 1 900 UR : NÉANT	DARYL GILBERT S'EST JOINT À JOG CAPITAL INC. EN MAI 2008 À TITRE DE DIRECTEUR GÉNÉRAL ET MEMBRE DU COMITÉ D'INVESTISSEMENT. IL ÉTAIT AUPARAVANT HOMME D'AFFAIRES INDÉPENDANT DEPUIS JANVIER 2005, APRÈS AVOIR ÉTÉ PRÉSIDENT ET CHEF DE LA DIRECTION DE GILBERT LAUSTSEN JUNG ASSOCIATES LTD., SOCIÉTÉ D'EXPERTS-CONSEILS EN GÉNIE.	**PRÉSENCE :** CONSEIL : 10 SUR 10 (100 %) VÉRIFICATION : 6 SUR 6 (100 %) RESSOURCES HUMAINES ET RÉMUNÉRATION4 SUR 4 (*PRÉSIDENT*) : (100 %) **QUALITÉ DE MEMBRE ACTUEL D'UN CONSEIL D'ADMINISTRATION DE SOCIÉTÉ OUVERTE :** CROCOTTA ENERGY INC. FALCON OIL & GAS LTD. GALLEON ENERGY INC. MGM ENERGY CORP. PENN WEST PETROLEUM LTD. (ADMINISTRATEUR DE PENN WEST ENERGY TRUST) SEAVIEW ENERGY INC. SPRY ENERGY LTD. SUROCO ENERGY INC. ZEDI INC.

	NOM DU CANDIDAT PROPOSÉ[1]	ANTÉCÉDENTS	PRÉSENCE AUX RÉUNIONS DU CONSEIL, QUALITÉ DE MEMBRE D'UN COMITÉ ET PRÉSENCE À SES RÉUNIONS, ET POSTES D'ADMINISTRATEUR EXTERNE
	ROBERT B. HODGINS CALGARY (ALBERTA) CANADA ÂGE[2] : 58 ANS ADMINISTRATEUR INDÉPENDANT ADMINISTRATEUR DEPUIS LE 2 MARS 2005 **PROPRIÉTÉ :** PARTS DE FIDUCIE : 2 000 PARTS B DE LP1 : NÉANT NOMBRE TOTAL DE PARTS DE FIDUCIE ÉQUIVALENTES : 2 000 OPTIONS DU FONDS : .... US : 1 900 UR : NÉANT	ROBERT HODGINS EST HOMME D'AFFAIRES INDÉPENDANT DEPUIS NOVEMBRE 2004. IL A ÉTÉ CHEF DES FINANCES DE PENGROWTH CORPORATION DE 2002 À 2004, APRÈS AVOIR ÉTÉ VICE-PRÉSIDENT ET TRÉSORIER DE CANADIEN PACIFIQUE LIMITÉE DE 1998 À 2002 ET CHEF DE FINANCES DE TRANSCANADA PIPELINES LIMITED DE 1993 À 1998.	**PRÉSENCE :** CONSEIL : 10 SUR 10 (100 %) VÉRIFICATION (*PRÉSIDENT*) : 6 SUR 6 (100 %) GOUVERNANCE : 4 SUR 4 (100 %) **QUALITÉ DE MEMBRE ACTUEL D'UN CONSEIL D'ADMINISTRATION DE SOCIÉTÉ OUVERTE :** ENERMARK INC. (DÉLÉGUÉ DU FIDUCIAIRE DU FONDS ENERPLUS RESOURCES) FAIRBORNE ENERGY LTD. MGM ENERGY CORP. ORION OIL & GAS CORPORATION
	MYRON F. KANIK QUALICUM BEACH (COLOMBIE-BRITANNIQUE) CANADA ÂGE[2] : 69 ANS ADMINISTRATEUR PRINCIPAL ADMINISTRATEUR INDÉPENDANT ADMINISTRATEUR DEPUIS LE 1ER MAI 2004 ADMINISTRATEUR D'ALTAGAS SERVICES INC. DU 1ER JUIN 2001 AU 30 AVRIL 2004 **PROPRIÉTÉ :** PARTS DE FIDUCIE : 28 329 PARTS B DE LP1 : 15 631 NOMBRE TOTAL DE PARTS DE FIDUCIE ÉQUIVALENTES : 43 960 OPTIONS DU FONDS :40 000 US : 1 900 UR : NÉANT	MYRON KANIK EST PRÉSIDENT DE KANIK AND ASSOCIATES LTD., SOCIÉTÉ DE CONSEILS DANS LE SECTEUR DE L'ÉNERGIE, DEPUIS 1999. M. KANIK A ÉTÉ PRÉSIDENT DE L'ASSOCIATION CANADIENNE DE PIPELINES D'ÉNERGIE DE 1993 À 1999, APRÈS AVOIR TRAVAILLÉ AU DEPARTMENT OF ENERGY DE L'ALBERTA, OÙ IL A OCCUPÉ PLUSIEURS POSTES, DONT CELUI DE SOUS-MINISTRE.	**PRÉSENCE :** CONSEIL : 10 SUR 10 (100 %) GOUVERNANCE (*PRÉSIDENT*) : 4 SUR 4 (100 %) RESSOURCES HUMAINES ET RÉMUNÉRATION :4 SUR 4 (100 %) **QUALITÉ DE MEMBRE ACTUEL À UN CONSEIL D'ADMINISTRATION DE SOCIÉTÉ OUVERTE :** PEMBINA PIPELINE CORPORATION (ADMINISTRATEUR DE PEMBINA PIPELINE INCOME FUND)

	NOM DU CANDIDAT PROPOSÉ[1]	ANTÉCÉDENTS	PRÉSENCE AUX RÉUNIONS DU CONSEIL, QUALITÉ DE MEMBRE D'UN COMITÉ ET PRÉSENCE À SES RÉUNIONS, ET POSTES D'ADMINISTRATEUR EXTERNE
	DAVID F. MACKIE HOUSTON (TEXAS) ÉTATS-UNIS ÂGE[2] : 72 ANS ADMINISTRATEUR INDÉPENDANT ADMINISTRATEUR DEPUIS LE 1ER MAI 2004 ADMINISTRATEUR D'ALTAGAS SERVICES INC. DU 12 JANVIER 1995 AU 30 AVRIL 2004 **PROPRIÉTÉ :** PARTS DE FIDUCIE : 1 265 091 PARTS B DE LP1 : NÉANT NOMBRE TOTAL DE PARTS DE FIDUCIE ÉQUIVALENTES : 1 265 091 OPTIONS DU FONDS : 40 000 US : 1 900 UR : NÉANT	DAVID MACKIE EST UN EXPERT-CONSEIL EN GAZ NATUREL ÉTABLI AUX ÉTATS-UNIS QUI FAIT DES PLACEMENTS EN CAPITAL DE RISQUE. M. MACKIE APPORTE UNE VASTE EXPÉRIENCE AU CONSEIL D'ADMINISTRATION; IL A EN EFFET TRAVAILLÉ PLUS DE 32 ANS DANS DIVERS POSTES DE CADRE, PRINCIPALEMENT AU SEIN D'EL PASO NATURAL GAS CO. ET DE TRANSCO ENERGY CO. IL JOUIT ÉGALEMENT D'UNE VASTE EXPÉRIENCE COMME EXPERT-CONSEIL AUPRÈS DE NOMBREUSES GRANDES SOCIÉTÉS DU SECTEUR DE L'ÉNERGIE ET DU PROJET DE MARITIMES AND NORTHEAST PIPELINE.	**PRÉSENCE :** CONSEIL : 10 SUR 10 (100 %) GOUVERNANCE : 4 SUR 4 (100 %) RESSOURCES HUMAINES ET RÉMUNÉRATION : 4 SUR 4 (100 %) **QUALITÉ DE MEMBRE ACTUEL D'UN CONSEIL D'ADMINISTRATION DE SOCIÉTÉ OUVERTE :** M. MACKIE N'EST MEMBRE D'AUCUN AUTRE CONSEIL D'ADMINISTRATION DE SOCIÉTÉ OUVERTE.

	NOM DU CANDIDAT PROPOSÉ[1]	ANTÉCÉDENTS	PRÉSENCE AUX RÉUNIONS DU CONSEIL, QUALITÉ DE MEMBRE D'UN COMITÉ ET PRÉSENCE À SES RÉUNIONS, ET POSTES D'ADMINISTRATEUR EXTERNE
	M. NEIL MCCRANK, C.R., ING. CALGARY (ALBERTA) CANADA ÂGE[2] : 66 ANS ADMINISTRATEUR INDÉPENDANT ADMINISTRATEUR DEPUIS LE 10 DÉCEMBRE 2007 **PROPRIÉTÉ :** PARTS DE FIDUCIE : 7 000 PARTS B DE LP1 : 0 NOMBRE TOTAL DE PARTS DE FIDUCIE ÉQUIVALENTES : 7 000 OPTIONS DU FONDS :45 000 US : 1 650 UR : NÉANT	NEIL MCCRANK EST CONSEILLER JURIDIQUE AU BUREAU DE CALGARY DE BORDEN LADNER GERVAIS S.R.L., S.E.N.C.R.L. M. MCCRANK A ÉTÉ PRÉSIDENT DU CONSEIL DU ENERGY AND UTILITIES BOARD DE L'ALBERTA DE 1998 JUSQU'EN 2007. AUPARAVANT, M. MCCRANK A TRAVAILLÉ AU DEPARTMENT OF JUSTICE DE L'ALBERTA, OÙ IL A OCCUPÉ PLUSIEURS POSTES, DONT CELUI DE SOUS-MINISTRE DE LA JUSTICE DE 1989 À 1998. IL EST ACTUELLEMENT PRÉSIDENT DU CONSEIL DU CANADIAN ENERGY RESEARCH INSTITUTE ET DE L'ASSOCIATION CANADIENNE DES CONGRÈS MONDIAUX DU PÉTROLE ET IL EST EXPERT-CONSEIL POUR TOUS LES GOUVERNEMENTS PROVINCIAUX ET TERRITORIAUX DU CANADA SUR LES QUESTIONS DE JUSTICE.	**PRÉSENCE :** CONSEIL : 9 SUR 10 (90 %) GOUVERNANCE : 4 SUR 4 (100 %) ENVIRONNEMENT, SANTÉ ET SÉCURITÉ AU TRAVAIL : ... (100 %) **QUALITÉ DE MEMBRE ACTUEL D'UN CONSEIL D'ADMINISTRATION DE SOCIÉTÉ OUVERTE :** MEGAWEST ENERGY CORP. PETROBANK ENERGY AND RESOURCES LTD.

Notes:

(1) À la date de clôture des registres, les candidats à l'élection aux postes d'administrateur du commandité détenaient collectivement environ 3,1 % du nombre total de parts de fiducie émises et en circulation. L'information concernant les parts de fiducie et les parts B de LP1 de chaque candidat porte à la fois sur les parts de fiducie dont il est propriétaire véritable direct ou indirect et sur les parts de fiducie et les parts B de LP1 sur lesquelles il exerce une emprise ou un contrôle. L'information a été fournie par chaque candidat à la date de clôture des registres.

(2) Le Fonds a approuvé une politique en matière de retraite à l'intention des administrateurs, aux termes de laquelle ceux-ci conviennent de se retirer du conseil à 75 ans.

(3) M. David Cornhill, chef de la direction du commandité et membre de la direction, n'est pas considéré comme indépendant.

(4) M. Daryl H. Gilbert, administrateur du commandité, a été administrateur de Globel Direct, inc. (« **Globel** ») de décembre 1998 à juin 2009. Globel a fait l'objet d'interdictions d'opérations prononcées par l'Alberta Securities Commission (l'« **ASC** ») le 22 novembre 2002 et la British Columbia Securities Commission (la « **BCSC** ») le 20 novembre 2002 pour avoir omis de déposer certains états financiers. Globel a déposé ces états financiers et les interdictions d'opérations ont été levées le 20 décembre 2002 et le 23 décembre 2002, respectivement. Le 12 juin 2007, Globel a reçu la protection de la Cour du banc de la Reine de l'Alberta contre ses créanciers en vertu de la *Loi sur les arrangements avec les créanciers des compagnies*. Cette protection a expiré le 7 décembre 2007, après quoi le contrôleur a été libéré le 12 décembre 2007 et un administrateur-séquestre a été nommé. Sous réserve du règlement des questions liées à la liquidation de l'administration de la mise sous séquestre, le séquestre a été libéré le 3 septembre 2008. Globel a cessé ses activités et s'est vue par conséquent imposer des interdictions d'opérations rendues par l'ASC le 24 septembre 2008 et par la BCSC le 30 septembre 2008 pour avoir omis de déposer certains documents du dossier d'information. Globel a été radiée du registre des entreprises de l'Alberta le 2 juin 2009.

Nomination des vérificateurs

À moins que le porteur de parts n'indique dans sa procuration qu'il s'abstient d'autoriser le fiduciaire à faire nommer Ernst & Young s.r.l. vérificateurs du Fonds, les personnes nommées dans le formulaire de procuration ci-joint entendent autoriser le commandité, pour le compte du fiduciaire, à faire nommer Ernst & Young s.r.l. vérificateurs de la Fiducie, pour un mandat se terminant à la prochaine assemblée annuelle des porteurs de parts suivant l'assemblée, moyennant la rémunération devant être fixée par le commandité.

Certains renseignements concernant le comité de vérification du Fonds, notamment les honoraires versés aux vérificateurs du Fonds au cours du dernier exercice, qui doivent être rendus publics conformément au Règlement 52-110 des Autorités canadiennes en valeurs mobilières figurent dans la notice annuelle du Fonds, dont une copie électronique est disponible dans le profil SEDAR du Fonds à l'adresse www.sedar.com.

Approbation du régime d'options d'achat d'actions de nouvelle AltaGas

À l'assemblée, il sera demandé aux porteurs de titres d'approuver l'adoption du régime d'options d'achat d'actions de nouvelle AltaGas, qui prévoit le nombre maximal d'actions de nouvelle AltaGas pouvant être émises à l'exercice d'options d'achat d'actions octroyées aux termes du régime d'options d'achat d'actions de nouvelle AltaGas (hormis les options d'achat d'actions octroyées en échange d'options du Fonds), ainsi que le nombre maximal d'actions de nouvelle AltaGas pouvant être émises aux termes d'autres ententes de rémunération en titres de participation, qui ne sera pas supérieur à 10 % du total des actions de nouvelle AltaGas en circulation, ou au nombre plus élevé d'actions de nouvelle AltaGas établi par le conseil d'administration et approuvé, au besoin, par les actionnaires et par la TSX, qui ne sera pas supérieur au nombre maximal d'actions de nouvelle AltaGas autorisé aux termes des règles de la TSX, sous réserve de rajustement.

Le régime d'options d'achat d'actions de nouvelle AltaGas prévoit l'octroi d'options d'achat d'actions aux administrateurs, dirigeants, employés, consultants ou autres fournisseurs de services du commandité et des membres de son groupe. L'objectif du régime d'options d'achat d'actions de nouvelle AltaGas est d'offrir un incitatif aux administrateurs, dirigeants, employés, consultants et autres fournisseurs de services du commandité et des membres de son groupe afin qu'ils atteignent les objectifs à long terme du commandité, de reconnaître convenablement la capacité de ces personnes à fournir une contribution importante au succès du commandité et des membres de son groupe et d'attirer et de conserver au service du commandité et des membres de son groupe des personnes comptant expérience et compétence, en leur offrant la possibilité d'acquérir une participation plus importante dans le commandité.

Le texte qui suit présente certaines caractéristiques clés du régime d'options d'achat d'actions de nouvelle AltaGas proposé :

1. Le prix d'exercice d'une option d'achat d'actions octroyée aux termes du régime d'options d'achat d'actions de nouvelle AltaGas sera établi par le conseil d'administration du commandité au moment de l'octroi, sous réserve des restrictions imposées par la TSX et par d'autres bourses ou organismes de réglementation compétents, et sera au moins égal au cours des actions de nouvelle AltaGas, soit le cours de clôture des actions de nouvelle AltaGas à la cote de la TSX ou d'une autre bourse à la cote de laquelle les actions de nouvelle AltaGas sont alors inscrites (ou, si les actions de nouvelle AltaGas sont inscrites à la cote de plusieurs bourses, à la cote de celle choisie par le conseil d'administration du commandité) le jour de bourse précédant immédiatement le jour d'octroi de l'option d'achat d'actions; étant entendu que les options d'achat d'actions octroyées en échange d'options du Fonds seront octroyées au prix d'exercice de ces options du Fonds à la date d'échange et que les droits à ces options seront acquis et viendront à échéance aux mêmes dates, conformément aux modalités des options du Fonds échangées;

2. Les options d'achat d'actions octroyées aux termes du régime d'options d'achat d'actions de nouvelle AltaGas, ainsi que les autres ententes de rémunération en titres de participation proposées de nouvelle AltaGas, ne feront jamais en sorte que :

a) le nombre d'actions de nouvelle AltaGas réservées aux fins d'émission aux termes des options d'achat d'actions octroyées aux initiés soit supérieur à 10 % des actions émises et en circulation de nouvelle AltaGas;

b) le nombre d'actions de nouvelle AltaGas émises aux initiés pendant une période de un an soit supérieur à 10 % des actions en circulation de nouvelle AltaGas;

c) le nombre d'actions de nouvelle AltaGas émises à un initié donné et aux personnes avec qui il a des liens, pendant une période de un an, soit supérieur à 5 % des actions en circulation de nouvelle AltaGas;

3. Aucune option d'achat d'actions ne peut être octroyée à un administrateur non salarié de nouvelle AltaGas si cela a pour effet d'autoriser, à tout moment, l'émission aux administrateurs non salariés (en tant que groupe) de plus de 1 % au total des actions de nouvelle AltaGas émises et en circulation immédiatement avant l'octroi;

4. Au cours d'un même exercice, la valeur totale des options d'achat d'actions octroyées à un administrateur non salarié, déterminée par le conseil d'administration de nouvelle AltaGas à la date d'octroi des options selon le modèle d'évaluation Black-Scholes-Merton, ne doit pas dépasser 100 000 $;

5. Sous réserve des exceptions suivantes et des dispositions des lois applicables, le cas échéant, exigeant l'approbation des actionnaires ou d'un organisme gouvernemental ou de réglementation (y compris la TSX), le conseil d'administration de nouvelle AltaGas peut modifier ou suspendre une option ou le régime d'options d'achat d'actions de nouvelle AltaGas ou y mettre fin, en totalité ou en partie, en tout temps, sans l'approbation des actionnaires, notamment pour réaliser ce qui suit :

a) des modifications de nature administrative ou non discrétionnaire, notamment celles qui visent à corriger une ambiguïté, une erreur ou une omission dans le régime d'options d'achat d'actions de nouvelle AltaGas, ou à corriger ou compléter une disposition du régime incompatible avec une autre;

b) des modifications nécessaires au respect des dispositions des lois applicables (notamment les règles, règlements et politiques de la TSX);

c) des modifications touchant l'administration du régime d'options d'achat d'actions de nouvelle AltaGas;

d) des modifications apportées aux dispositions en matière de résiliation anticipée du régime d'options d'achat d'actions de nouvelle AltaGas ou à quelque octroi que ce soit, pourvu que les modifications n'entraînent pas la prolongation de l'octroi au-delà de la durée initiale de l'option;

e) des modifications voulues pour suspendre ou résilier le régime d'options d'achat d'actions de nouvelle AltaGas.

L'approbation des actionnaires est requise pour les modifications suivantes :

f) l'augmentation (A) du nombre d'actions de nouvelle AltaGas pouvant être émises à l'exercice des options d'achat d'actions, si le régime d'options d'achat d'actions de nouvelle AltaGas prévoit un nombre fixe maximal d'actions réservées aux fins d'émission; (B) du pourcentage d'actions de nouvelle AltaGas pouvant être émises à l'exercice des options d'achat d'actions, si le régime d'options d'achat d'actions de nouvelle AltaGas prévoit un tel pourcentage;

g) les modifications qui ont pour effet de réduire le prix d'exercice d'une option d'achat d'actions;

h) l'annulation et la réémission d'une option d'achat d'actions;

i) les modifications qui ont pour effet de prolonger la durée d'une option d'achat d'actions au-delà de la durée initiale de l'option;

j) les modifications qui augmentent les limites imposées à la participation des administrateurs non salariés au régime d'options d'achat d'actions de nouvelle AltaGas;

k) les modifications qui permettraient le transfert ou la cession d'options d'achat d'actions, sauf dans le cadre d'un règlement de succession normale;

l) les modifications aux dispositions relatives aux modifications et à la résiliation du régime d'options d'achat d'actions de nouvelle AltaGas;

m) les modifications que les actionnaires doivent approuver en vertu des lois applicables (notamment les règles, règlements et politiques de la TSX);

6. Le régime prévoit l'acquisition anticipée des droits aux options d'achat d'actions en cas de prise de contrôle ou de changement de contrôle;

7. La durée des options d'achat d'actions sera fixée par le conseil d'administration ou le comité des ressources humaines et de rémunération de nouvelle AltaGas, et sera d'au plus de dix ans depuis la date de l'octroi, étant entendu que l'option d'achat d'actions qui expire dans une période d'interdiction d'opérations volontaire ou dans les sept (7) jours ouvrables qui suivent sera réputée expirer sept (7) jours ouvrables après la fin de cette période d'interdiction d'opérations;

8. Le régime contient les dispositions antidilution habituelles à l'égard des actions de nouvelle AltaGas émises à l'exercice d'options d'achat d'actions;

9. Les options d'achat d'actions octroyées aux termes du régime d'options d'achat d'actions de nouvelle AltaGas ne peuvent pas être cédées ou transférées.

Les conditions du régime d'options d'achat d'actions de nouvelle AltaGas résumées ci-dessus sont présentées sous réserve du texte intégral du régime, figurant à l'appendice D des présentes.

Le régime d'options d'achat d'actions de nouvelle AltaGas doit être approuvé à la majorité des voix exprimées dans le cadre d'un scrutin sur la résolution à l'assemblée. Par conséquent, à l'assemblée, il sera demandé aux porteurs de titres d'étudier et, s'ils le jugent souhaitable, d'approuver la résolution ordinaire suivante visant à approuver le régime d'options d'achat d'actions de nouvelle AltaGas :

> « IL EST RÉSOLU, à titre de résolution ordinaire des porteurs de parts de fiducie et de la part à droit de vote spécial d'AltaGas Income Trust (le « **Fonds** ») que :
>
> 1. le régime d'options d'achat d'actions d'AltaGas Conversion Inc. (« **nouvelle AltaGas** ») joint en appendice D à la circulaire de sollicitation de procurations du Fonds datée du 4 mai 2010, est par la présente approuvé;
>
> 2. chaque administrateur ou dirigeant de nouvelle AltaGas reçoit par la présente l'autorisation et l'instruction de signer et de remettre tous les documents et conventions et de prendre toutes les mesures qu'il juge nécessaires ou souhaitables relativement à ce qui précède;
>
> 3. bien que les porteurs de titres du Fonds aient dûment adopté la présente résolution, les administrateurs de nouvelle AltaGas

peuvent la révoquer avant son exécution, sans nécessité d'obtenir l'approbation des porteurs de titres du Fonds. »

La résolution ci-dessus doit être approuvée à la majorité simple des voix exprimées par les porteurs de titres qui votent en personne ou par procuration à l'assemblée à l'égard de la présente résolution. **La direction sollicite des procurations, conformément au formulaire de procuration ci-joint, en faveur du régime d'options d'achat d'actions de nouvelle AltaGas.**

PROCURATIONS

Sollicitation de procurations

La présente circulaire est fournie à l'occasion de la sollicitation de procurations pour le compte du fiduciaire, à titre de fiduciaire du Fonds, par le commandité, délégué du fiduciaire, afin d'être utilisées à l'assemblée et à toute reprise de celle-ci en cas d'ajournement aux fins précisées dans l'avis de convocation ci-joint. Même s'il est prévu que la sollicitation de procurations se fera principalement par la poste, des salariés permanents d'AltaGas peuvent également solliciter des procurations en personne ou par téléphone, par télécopieur ou par courriel. En vertu du *Règlement 54-101 sur la communication avec les propriétaires véritables des titres d'un émetteur assujetti*, des dispositions ont été prises auprès d'organismes de compensation, de courtiers en valeurs et autres intermédiaires financiers pour l'envoi de la documentation relative à la sollicitation de procurations aux propriétaires véritables de parts de fiducie et de parts B de LP1. Le coût de la sollicitation sera à la charge du Fonds. Sauf indication expresse contraire, l'information contenue aux présentes est donnée en date des présentes.

Le fiduciaire chargé du vote et de l'échange a envoyé l'avis de convocation aux porteurs de parts B de LP1, accompagné de la présente circulaire, de la documentation relative à l'assemblée et de directives quant à la manière dont le porteur peut enjoindre au fiduciaire chargé du vote et de l'échange d'exercer les droits de vote rattachés à la part à droit de vote spécial. Selon le cas, par « porteurs de parts », on entend, aux présentes, les porteurs de parts de fiducie et le fiduciaire chargé du vote et de l'échange, en qualité de porteur de la part à droit de vote spécial.

Nomination des fondés de pouvoir

Un formulaire de procuration pour les porteurs de parts de fiducie et un formulaire d'instructions de vote pour les porteurs de parts B de LP1 accompagnent la présente circulaire.

Les porteurs de parts qui souhaitent exercer les droits de vote rattachés à leurs parts de fiducie doivent remplir et signer le formulaire de procuration ci-joint et le renvoyer par la poste à l'agent des transferts et agent chargé de la tenue des registres pour les parts de fiducie, Société de fiducie Computershare du Canada, 100 University Avenue, 9th Floor, Toronto (Ontario) M5J 2Y1, à l'attention du Service des procurations (ou l'envoyer par messager ou le remettre en mains propres à Computershare, à son bureau de Calgary au 530 – 8th Avenue S.W., bureau 600, Calgary (Alberta) T2P 3S8). Le formulaire de procuration ne sera valide et ne pourra servir à l'assemblée que s'il est reçu au plus tard à 15 h (heure de Calgary) le deuxième jour ouvrable qui précède la date de l'assemblée ou de toute reprise de celle-ci, ou déposé auprès du président de l'assemblée avant l'ouverture de l'assemblée.

Les porteurs de parts B de LP1 qui souhaitent exercer les droits de vote rattachés à leurs parts B de LP1 doivent remplir et signer le formulaire d'instructions de vote ci-joint et le renvoyer par la poste à l'agent des transferts et agent chargé de la tenue des registres pour les parts B de LP1, Société de fiducie Computershare du Canada, au 100 University Avenue, 9th Floor, Toronto (Ontario) M5J 2Y1, à l'attention du Service des procurations (ou l'envoyer par messager ou le remettre en mains propres à Computershare, à son bureau de Calgary au 530 – 8th Avenue S.W., bureau 600, Calgary (Alberta) T2P 3S8). Le formulaire d'instructions de vote ne sera valide et ne pourra servir à l'assemblée que s'il est reçu au plus tard à 15 h (heure de Calgary) le deuxième jour ouvrable qui précède la date de l'assemblée ou de toute reprise de celle-ci, ou déposé auprès du président de l'assemblée avant l'ouverture de l'assemblée. Le formulaire d'instructions de vote est le moyen que doivent utiliser les porteurs de parts B de LP1 pour autoriser l'expression des droits de vote rattachés aux parts B de LP1 à l'assemblée. Chaque vote ne peut être exercé que de la manière demandée sur le formulaire d'instructions de vote. **En l'absence d'instructions à l'égard du vote, aucun droit de vote ne sera exercé pour le compte des porteurs de parts B de LP1.**

Le porteur de titres qui soumet un formulaire de procuration ou un formulaire d'instructions de vote a le droit de nommer une personne pour le représenter à l'assemblée (qui n'est pas tenue d'être un porteur de titres) différente des personnes désignées dans le formulaire de procuration ou le formulaire d'instructions de vote fourni pour le compte du fiduciaire par le commandité. Pour exercer ce droit, il doit inscrire lisiblement le nom de son fondé de pouvoir dans l'espace prévu à cette fin. Le porteur de titres doit par ailleurs aviser son fondé de pouvoir de sa nomination, obtenir son consentement d'agir en qualité de fondé de pouvoir et lui donner des directives quant à la manière d'exercer les droits de vote rattachés à ses parts de fiducie ou parts B de LP1.

Seuls les porteurs de parts inscrits à la fermeture des bureaux à la date de clôture des registres recevront l'avis de convocation à l'assemblée et auront le droit d'assister et de voter à celle-ci. Un porteur de parts inscrit à la date de clôture des registres aura le droit d'exercer les droits de vote rattachés aux parts de fiducie inscrites dans la liste des porteurs de parts habiles à voter à l'assemblée dressée à la date de clôture des registres, même si le porteur de parts a ultérieurement aliéné ses parts de fiducie. Aucun porteur de parts qui devient un porteur de parts après la date de clôture des registres n'a le droit d'assister ou de voter à l'assemblée ou à toute reprise de celle-ci. Seuls les porteurs de parts B de LP1 inscrits à la fermeture des bureaux à la date de clôture des registres ont le droit de recevoir l'avis de convocation et de donner des instructions au fiduciaire chargé du vote et de l'échange quant à l'exercice des droits de vote à l'assemblée. Les porteurs de parts B de LP1 inscrits à la date de clôture des registres auront le droit de donner des instructions quant à l'exercice des droits de vote rattachés à la part à droit de vote spéciale jusqu'à concurrence des droits de vote rattachés aux parts B de LP1 figurant sur la ou les listes de ces porteurs dressées à la date de clôture des registres, même si ces porteurs peuvent avoir ultérieurement aliéné ces parts B de LP1.

Révocation des procurations

Le porteur de parts qui a remis un formulaire de procuration conformément aux présentes peut le révoquer à tout moment avant qu'il ne soit utilisé. Si la personne qui a donné une procuration assiste en personne à l'assemblée à laquelle cette procuration doit être utilisée, elle peut la révoquer et voter en personne. Outre la révocation de quelque autre manière permise par la loi, une procuration peut être révoquée au moyen d'un document écrit signé par le porteur de parts ou son représentant ou mandataire autorisé et déposée soit au bureau de Computershare au 530 – 8th Avenue S.W., bureau 600, Calgary (Alberta) T2P 3S8 à tout moment jusqu'à 15 h (heure de Calgary) le dernier jour ouvrable qui précède la date de l'assemblée, ou toute reprise de celle-ci, soit auprès du président de l'assemblée le jour de l'assemblée ou de toute reprise de celle-ci, dans l'un et l'autre cas avant l'ouverture de l'assemblée, la procuration étant révoquée dès le dépôt de ce document écrit.

Le porteur de parts B de LP1 qui a remis des instructions au fiduciaire chargé du vote et de l'échange quant à l'exercice des droits de vote rattachés à la part à droit de vote spéciale peut révoquer ces instructions à tout moment avant leur exécution. Outre la révocation de quelque autre manière permise par la loi, les instructions de vote données au fiduciaire chargé du vote et de l'échange peuvent être révoquées au moyen d'un document écrit signé par le porteur de parts B de LP1 ou par son représentant ou mandataire autorisé et déposé auprès du fiduciaire chargé du vote et de l'échange au 530 – 8th Avenue S.W., bureau 600, Calgary (Alberta) T2P 3S8 à tout moment jusqu'à 15 h (heure de Calgary) le dernier jour ouvrable qui précède la date de l'assemblée, ou toute reprise de celle-ci, ou auprès du président de l'assemblée le jour de l'assemblée ou de toute reprise de celle-ci, dans l'un et l'autre cas avant l'ouverture de l'assemblée, les instructions de vote étant révoquées dès le dépôt de ce document écrit.

Signature de la procuration

Le formulaire de procuration ou le formulaire d'instructions de vote applicable doit être signé par le porteur de titres ou son mandataire autorisé par écrit ou, si le porteur de titres est une société, il doit être signé au nom de celle-ci par un représentant autorisé dont le titre doit être indiqué et porter le sceau de la société. Un formulaire de procuration ou un formulaire d'instructions de vote signé par une personne agissant en qualité de mandataire ou de représentant devrait indiquer les pouvoirs de cette personne après sa signature et être accompagné d'un instrument attestant la compétence et le pouvoir d'agir (sauf si l'instrument a été préalablement déposé auprès du Fonds).

Exercice du pouvoir discrétionnaire conféré par la procuration

Les droits de vote rattachés aux parts de fiducie représentées par la procuration seront exercés lors de tout scrutin à l'assemblée et, lorsque le porteur de parts indique un choix quant à une question mise aux voix de l'assemblée, les droits de vote rattachés à ces parts de fiducie seront exercés ou feront l'objet d'une abstention de vote lors de tout scrutin conformément au choix du porteur de parts. **À défaut d'indication, les droits de vote rattachés aux parts de fiducie seront exercés en faveur des résolutions proposées aux présentes. Les personnes nommées sur le formulaire de procuration fourni pour le compte du fiduciaire par le commandité sont investies d'un pouvoir discrétionnaire à l'égard des modifications aux questions indiquées dans la procuration et l'avis de convocation et à l'égard de toute autre question dont l'assemblée peut être dûment saisie. Au moment de la mise à la poste de la présente circulaire d'information, ni le fiduciaire ni le commandité n'avait connaissance de toute pareille modification ou autre question.**

Chaque porteur d'une part B de LP1 à la date de clôture des registres a le droit d'enjoindre au fiduciaire chargé du vote et de l'échange d'exercer le nombre de voix rattachées à la part à droit de vote spéciale correspondant au nombre de parts de fiducie pouvant être émises au rachat ou à l'échange des parts B de LP1 que détient ce porteur de parts B de LP1. Ce porteur de parts B de LP1 a par ailleurs le droit d'enjoindre au fiduciaire chargé du vote et de l'échange de donner à ce porteur de parts B de LP1 ou à son représentant une procuration lui permettant d'exercer personnellement ces droits de vote ou de les faire exercer par son mandataire désigné ou un autre représentant du commandité. **Le fiduciaire chargé du vote et de l'échange exercera chacun des droits de vote rattachés à la part à droit de vote spéciale conformément à la directive du porteur d'une part B de LP1 et, à défaut de directives d'un porteur de parts B de LP1 quant à l'exercice des droits de vote, il s'abstiendra de les exercer.**

Avis aux porteurs véritables de titres

L'information qui suit revêt une grande importance pour les nombreux porteurs de parts qui ne détiennent pas leurs parts de fiducie en leur propre nom (les « **porteurs de parts véritables** »). Les porteurs de parts véritables doivent savoir que seules les procurations déposées par les porteurs de parts dont les noms figurent au registre du Fonds en tant que porteurs inscrits de parts de fiducie peuvent être reconnues et exercées à l'assemblée ou à toute reprise de celle-ci. Les parts de fiducie inscrites dans un relevé de compte fourni au porteur de parts par un courtier en valeurs ne seront en général pas immatriculées au nom du porteur de parts dans les registres du Fonds. Ces parts de fiducie sont plutôt immatriculées au nom du courtier ou d'un mandataire du courtier. Au Canada, la très grande majorité des parts de fiducie sont immatriculées au nom de CDS & Co. (le nom d'immatriculation des Services de dépôt et de compensation CDS inc., qui agit en qualité de prête-nom pour bon nombre d'entreprises de courtage canadiennes). Les droits de vote rattachés aux parts de fiducie détenues par des courtiers en valeurs ou leur prête-nom ne peuvent être exercés (pour ou contre des résolutions) que suivant les directives du porteur de parts véritable. À défaut de directives précises, il est interdit au courtier en valeurs ou à son prête-nom d'exercer les droits de vote rattachés aux parts de fiducie pour leurs clients. Le Fonds ne sait pas au bénéfice de qui sont détenues les parts de fiducie immatriculées au nom de CDS & Co., d'un courtier en valeurs ou d'un autre prête-nom. La majorité des parts de fiducie détenues aux États-Unis sont inscrites au nom de Cede & Co., le prête-nom de Depository Trust Company, l'équivalent, aux États-Unis, de Services de dépôt et de compensation CDS inc.

Selon la réglementation applicable, les intermédiaires (notamment un courtier en valeurs ou un autre prête-nom) doivent solliciter des instructions de vote auprès des porteurs de parts véritables avant les assemblées de porteurs de parts. Chaque intermédiaire ou courtier en valeurs a ses propres procédures de mise à la poste et fournit ses propres directives de retour aux clients, directives que les porteurs de parts véritables doivent suivre rigoureusement pour que les droits de vote rattachés à leurs parts de fiducie soient exercés à l'assemblée ou à toute reprise de celle-ci. Le formulaire de procuration remis à un porteur de parts véritable par son courtier est souvent identique au formulaire de procuration fourni aux porteurs de parts inscrits; il ne vise, toutefois, qu'à donner des instructions aux porteurs de parts inscrits quant à la manière de voter au nom du porteur de parts véritable. Le porteur de parts véritable qui souhaite assister en personne et voter à l'assemblée doit se faire désigner comme son propre représentant à l'assemblée conformément aux directives de son intermédiaire. La majorité des courtiers en valeurs délèguent actuellement la responsabilité d'obtenir les instructions des clients à Broadridge Financial Solutions, Inc. (« **Broadridge** »). Broadridge poste généralement un formulaire de demande d'instructions de vote numérisable au lieu du formulaire de procuration. Le porteur véritable est prié de remplir et de renvoyer le formulaire de demande d'instructions de vote à Broadridge par la poste ou par télécopieur. Le porteur de parts véritable peut par ailleurs

composer un numéro de téléphone sans frais et exercer les droits de vote rattachés aux parts de fiducie qu'il détient, ou encore donner ses instructions de vote par l'intermédiaire du site Web réservé aux votes de Broadridge au www.proxyvotecanada.com. Broadridge compile ensuite les résultats de toutes les instructions reçues et donne des directives conformes quant à l'exercice des droits de vote rattachés aux parts de fiducie qui seront représentées à l'assemblée ou à toute reprise de celle-ci. Le porteur de parts véritable qui reçoit un formulaire de demande d'instructions de vote ne peut s'en servir pour exercer les droits de vote rattachés à ses parts de fiducie directement à l'assemblée ou à toute reprise de celle-ci, ce formulaire de demande d'instructions de vote devant être renvoyé conformément aux directives de Broadridge bien avant l'assemblée ou toute reprise de celle-ci, selon le cas, pour que les droits de vote rattachés aux parts de fiducie soient exercés.

Même s'il n'est pas directement autorisé à exercer à l'assemblée les droits de vote rattachés aux parts de fiducie immatriculées au nom de son courtier ou d'un autre intermédiaire, le porteur de parts véritable peut assister à l'assemblée comme fondé de pouvoir du porteur inscrit et exercer les droits de vote rattachés à ses parts de fiducie en cette qualité. Si vous souhaitez assister à l'assemblée et exercer les droits de vote rattachés à vos parts de fiducie, vous devez le faire à titre de fondé de pouvoir du porteur inscrit. À cette fin, vous devriez inscrire votre propre nom dans l'espace prévu dans le formulaire de procuration qui vous est fourni et retourner le document, bien avant l'assemblée, à votre courtier ou à votre autre intermédiaire (ou au représentant du courtier ou de l'intermédiaire) conformément aux instructions fournies par le courtier, l'intermédiaire ou le représentant.

Le texte qui précède s'applique également aux porteurs de parts B de LP1 qui ne détiennent pas leurs parts B de LP1 en leur propre nom. Seuls les porteurs de parts B de LP1 dont le nom apparaît dans les registres d'AltaGas LP1 à titre de porteurs inscrits de parts B de LP1 peuvent transmettre des directives à Société de fiducie Computershare du Canada quant à la manière d'exercer les droits de vote rattachés à leurs parts B de LP1 à l'assemblée.

Titres comportant droit de vote et principaux porteurs de ceux-ci

Parts de fiducie

Le Fonds est autorisé à émettre un nombre illimité de parts de fiducie. À la date de clôture des registres, 79 148 242 parts de fiducie étaient émises et en circulation. Les porteurs de parts inscrits ont le droit de recevoir l'avis de convocation et d'assister à l'assemblée, en personne ou par procuration, et d'exprimer une voix par part de fiducie détenue lors de tout scrutin à l'assemblée. Le vote sur une question dont l'assemblée peut être saisie qui doit être approuvée par voie de résolution spéciale doit être mené par scrutin.

Lorsqu'une part de fiducie est détenue conjointement par plusieurs personnes, l'une d'elles peut voter à l'assemblée en personne ou par procuration à l'égard de cette part de fiducie, mais si plus d'une d'elles sont présentes à l'assemblée en personne ou par procuration, et que ces propriétaires conjoints ou leurs fondés de pouvoir alors présents ne s'entendent pas quant à l'exercice des droits de vote, le vote censé être fait par un porteur de parts ou pour son compte sera réputé valide, à moins qu'il ne soit contesté au plus tard au moment où il est exercé, le fardeau de la preuve d'invalidité reposant sur celui qui s'y oppose.

Parts B de LP1

Conformément à la convention de fiducie relative au vote et à l'échange, le Fonds a émis une part à droit de vote spéciale au fiduciaire chargé du vote et de l'échange pour le bénéfice des porteurs de parts B de LP1 et des parts de société en commandite de catégorie B d'AltaGas LP2. La part à droit de vote spéciale confère un nombre de voix pouvant être exercées à l'assemblée correspondant au produit obtenu en multipliant le nombre de parts B de LP1 et de parts de société en commandite de catégorie B d'AltaGas LP2 en circulation à la date de clôture des registres par le nombre de voix que confère une part de fiducie à son porteur.

À la date de clôture des registres, AltaGas LP1 comptait 2 081 647 parts B de LP1 émises et en circulation échangeables globalement contre 2 081 647 parts de fiducie. À la date de clôture des registres, AltaGas LP2 ne comptait aucune part de société en commandite de catégorie B émise et en circulation.

Principaux porteurs des parts de fiducie et des parts B de LP1

À la connaissance du conseil d'administration et des membres de la haute direction d'AltaGas, aucune personne physique ou morale, directement ou indirectement, n'est propriétaire véritable de parts de fiducie ou de parts B de LP1 conférant globalement 10 % ou plus des droits de vote rattachés à la totalité des parts de fiducie et à la part à droit de vote spéciale émises et en circulation, ni n'exerce un contrôle ou une emprise sur un tel pourcentage.

Formalités et votes requis

L'ordonnance provisoire prévoit que chaque porteur de titres inscrit à la fermeture des bureaux à la date de référence pourra recevoir un avis de convocation à l'assemblée, y assister et y voter.

Aux termes de l'ordonnance provisoire:

a) les porteurs de titres voteront ensemble, en tant qu'une seule catégorie de titres, à l'égard de la résolution relative à l'arrangement. Les droits de vote rattachés aux parts de fiducie qui peuvent être exercés à l'assemblée conféreront à leurs porteurs une voix à l'assemblée relativement à la résolution relative à l'arrangement et aux autres questions qui seront traitées à l'assemblée. La part à droit de vote spécial détenue par le fiduciaire chargé du vote et de l'échange au profit des porteurs de parts B de LP1 donnera droit à un nombre de voix à l'assemblée correspondant au nombre total de parts B de LP1 détenues par ce porteur à la date de référence à l'égard de la résolution relative à l'arrangement et aux autres questions qui seront traitées à l'assemblée. Seuls les porteurs de titres dont les noms sont inscrits dans le registre de parts de fiducie ou de parts B de LP1, selon le cas, à la fermeture des bureaux à la date de référence pourront recevoir un avis de convocation à l'assemblée et y voter. Les porteurs de parts de fiducie et de parts B de LP1 qui acquièrent leurs parts de fiducie ou leurs parts B de LP1 après la date de référence ne pourront pas exercer les droits de vote rattachés à ces titres à l'assemblée;

b) le nombre de voix requises pour que soit adoptée la résolution relative à l'arrangement correspond au moins au deux tiers des voix exprimées directement ou par procuration par les porteurs de titres votant ensemble comme une seule catégorie à l'assemblée;

c) le quorum est atteint à l'assemblée si au moins deux personnes présentes détiennent personnellement ou en qualité de fondé de pouvoir un total d'au moins cinq pour cent (5 %) des droits de vote rattachés à la totalité des parts de fiducie et à la part à droit de vote spécial en circulation;

d) si le quorum n'est pas atteint à l'assemblée dans les 30 minutes qui suivent l'heure fixée pour sa tenue, elle sera ajournée mais la reprise devra avoir lieu au plus tôt sept jours après aux lieu et heure dont décide le président de l'assemblée. Aucun avis de convocation à la reprise de l'assemblée n'est nécessaire et, si le quorum n'est pas atteint à la reprise de l'assemblée, les porteurs de titres présents ou représentés par fondé de pouvoir forment le quorum.

RENSEIGNEMENTS SUPPLÉMENTAIRES

AltaGas fournit gratuitement, sur demande, un exemplaire de la notice annuelle du Fonds et de tout document ou des pages pertinentes de tout document qui y sont intégrés par renvoi, des derniers états financiers annuels comparatifs déposés du Fonds et du rapport des vérificateurs s'y rapportant, du dernier rapport de gestion annuel et des états financiers intermédiaires du Fonds déposés par la suite, et du rapport de gestion intermédiaire s'y rapportant. L'information financière est présentée dans les états financiers comparatifs et le rapport de gestion du Fonds pour l'exercice terminé le 31 décembre 2009.

On peut également obtenir de l'information supplémentaire concernant le commandité, AltaGas et le Fonds dans le profil du Fonds sur SEDAR à l'adresse www.sedar.com.

CONSENTEMENT DES VÉRIFICATEURS

Nous consentons à ce que notre rapport aux porteurs de parts d'AltaGas Income Trust daté du 23 février 2010 soit intégré par renvoi à la circulaire de sollicitation de procurations datée du 4 mai 2010 relative au plan d'arrangement intéressant AltaGas Income Trust, AltaGas Ltd., AltaGas General Partner Inc., AltaGas Holding Limited Partnership No. 1, AltaGas Holding Limited Partnership No. 2, AltaGas Holding Trust, AltaGas Conversion Inc., AltaGas Conversion #2 Inc., Société de fiducie Computershare du Canada et les porteurs de titres d'AltaGas Income Trust et d'AltaGas Holding Limited Partnership No. 1.

(signé) «Ernst & Young s.r.l./S.E.N.C.R.L»
Comptables agréés

(Canada)

Calgary
Le 4 mai 2010

APPENDICE A

RÉSOLUTION RELATIVE À L'ARRANGEMENT

« IL EST RÉSOLU CE QUI SUIT :

1. Sont par les présentes autorisés et approuvés l'arrangement (l'« **arrangement** »), dans sa version éventuellement modifiée conformément à ses conditions, régi par l'article 192 de la Loi canadienne sur les sociétés par actions visant AltaGas Income Trust (le « **Fonds** »), AltaGas Ltd. (« **AltaGas** »), AltaGas General Partner Inc. (le « **commandité** »), AltaGas Holding Limited Partnership No. 1 (« **AltaGas LP1** »), AltaGas Holding Limited Partnership No. 2 (« **AltaGas LP2** »), AltaGas Holding Trust (« **Holding Trust** »), AltaGas Conversion Inc. (« **nouvelle AltaGas** ») et AltaGas Conversion #2 Inc. (« **nouvelle AltaGas 2** ») et essentiellement décrit dans le plan d'arrangement (le « **plan d'arrangement** ») reproduit à la pièce A de l'appendice C de la circulaire de sollicitation de procurations du Fonds datée du 4 mai 2010 (la « circulaire »), ainsi que toutes les opérations qui y sont envisagées.

2. Sont par les présentes autorisées, approuvées, ratifiées et confirmées la convention d'arrangement (la « **convention d'arrangement** ») que le Fonds, AltaGas, le commandité, AltaGas LP1, AltaGas LP2, Holding Trust, nouvelle AltaGas et nouvelle AltaGas 2 ont conclue en date du 3 mai 2010 et qui est reproduite à l'appendice C de la circulaire, ainsi que les modifications approuvées par les personnes indiquées au paragraphe 4 des présentes qui y sont apportées conformément à la convention d'arrangement, approbation qui est prouvée de façon concluante par la signature et la remise de ces modifications.

3. Bien que la présente résolution ait été dûment adoptée ou qu'elle ait reçu l'approbation de la Cour du Banc de la Reine de l'Alberta, le conseil d'administration du commandité peut, sans autre avis aux porteurs de parts de fiducie du Fonds ou aux porteurs de parts de société en commandite de catégorie B d'AltaGas LP1, sans leur approbation et sous réserve de l'arrangement, modifier ou résilier la convention d'arrangement ou le plan d'arrangement ou bien révoquer la présente résolution avant le dépôt des clauses de l'arrangement donnant effet à l'arrangement.

4. Les administrateurs et les dirigeants du commandité sont autorisés par les présentes, pour le compte du commandité et du Fonds, à signer et à remettre les clauses de l'arrangement, et à signer, avec ou sans le sceau de la société, et, s'il y a lieu, à remettre les autres documents et instruments et à prendre les autres mesures qu'ils estiment nécessaires ou souhaitables pour mettre en œuvre la présente résolution et les questions y étant autorisées, décision qui est prouvée de façon concluante par la signature et la remise de ces documents ou de ces instruments et par ces mesures prises par eux. »

APPENDICE B

ORDONNANCE PROVISOIRE

TRADUCTION NON OFFICIELLE

Action n° 1001-06556

COUR DU BANC DE LA REINE DE L'ALBERTA

DISTRICT JUDICIAIRE DE CALGARY

DANS L'AFFAIRE DE L'ARTICLE 192 DE LA *LOI CANADIENNE SUR LES SOCIÉTÉS PAR ACTIONS,* L.R.C. 1985, c. C-44, DANS SA VERSION MODIFIÉE;

ET DANS L'AFFAIRE DU PROJET D'ARRANGEMENT CONCERNANT ALTAGAS INCOME TRUST, ALTAGAS LTD., ALTAGAS GENERAL PARTNER INC., ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 2, ALTAGAS HOLDING TRUST, ALTAGAS CONVERSION INC., ALTAGAS CONVERSION #2 INC., SOCIÉTÉ DE FIDUCIE COMPUTERSHARE DU CANADA (EN SA QUALITÉ DE FIDUCIAIRE CHARGÉ DU VOTE ET DE L'ÉCHANGE) ET LES PORTEURS DE TITRES D'ALTAGAS INCOME TRUST ET D'ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

DEVANT L'HONORABLE	)	**AU CALGARY COURTS CENTRE,**
JUGE B.E.C. ROMAINE	)	**À CALGARY (ALBERTA)**
EN CHAMBRE	)	**LE 3 MAI 2010**

ORDONNANCE PROVISOIRE

APRÈS avoir lu la requête d'AltaGas Income Trust (le « **Fonds** »), d'AltaGas Ltd. (« **AltaGas** »), d'AltaGas General Partner Inc. (le « **commandité** »), d'AltaGas Holding Limited Partnership No. 1 (« **AltaGas LP1** »), d'AltaGas Holding Limited Partnership No. 2 (« **AltaGas LP2** »), d'AltaGas Holding Trust (« **Holding Trust** »), d'AltaGas Conversion Inc. (« **nouvelle AltaGas** ») et d'AltaGas Conversion #2 Inc. (« **nouvelle AltaGas 2** »);

ET APRÈS avoir lu la requête et l'affidavit de Deborah S. Stein, vice-présidente, Finances et chef des finances du commandité et d'AltaGas, certifié sous serment le 3 mai 2010, ainsi que les documents dont il y est question (l'« **affidavit** »);

ET APRÈS avoir entendu les conseillers juridiques du Fonds, d'AltaGas, du commandité, d'AltaGas LP1, d'AltaGas LP2, de Holding Trust, de nouvelle AltaGas et de nouvelle AltaGas 2;

ET APRÈS avoir noté que le directeur nommé en vertu de l'article 260 de la *Loi canadienne sur les sociétés par actions*, L.R.C. 1985, c. C-44 (la « **LCSA** ») a été avisé de la présente demande conformément au paragraphe 192(5) de la LCSA et a indiqué qu'il n'avait pas l'intention de comparaître en personne ou par ministère d'avocat ni de faire de déclarations,

POUR LES BESOINS DE LA PRÉSENTE ORDONNANCE :

a) Les termes clés utilisés dans la présente ordonnance sans y être définis ont le sens qui leur est attribué dans la circulaire de sollicitation de procurations du Fonds (la « **circulaire** »), dont une ébauche est reproduite à la pièce A de l'affidavit.

b) Pour l'application des présentes, l'« arrangement » désigne le plan d'arrangement décrit dans l'affidavit et la pièce A de la convention d'arrangement, qui est reproduite à l'appendice C de la circulaire.

TRADUCTION NON OFFICIELLE

IL EST PAR LES PRÉSENTES ORDONNÉ ET DÉCLARÉ CE QUI SUIT :

Généralités

1. Le plan d'action proposé est un « arrangement » au sens de la LCSA et, conformément à l'affidavit, les requérantes peuvent procéder à l'arrangement.

2. Le Fonds doit demander aux porteurs de parts de fiducie (les « **parts de fiducie** ») du Fonds et aux porteurs de parts de société en commandite de catégorie B (les « **parts B de LP1** » et, avec les « **parts de fiducie** », les « **titres** ») d'AltaGas LP1 (collectivement, les « **porteurs de titres** »), les parts B de LP1 conférant à leurs porteurs le droit de voter sur l'arrangement au moyen de la remise d'instructions au porteur de la part à droit de vote spécial (la « **part à droit de vote spécial** ») du Fonds, d'approuver l'arrangement dans le cadre de l'affaire décrite ci-après.

Assemblée des porteurs de titres

3. Le Fonds doit convoquer et tenir une assemblée (l'« **assemblée** ») des porteurs de titres vers le 3 juin 2010. À l'assemblée, les porteurs de titres examineront une résolution visant l'approbation de l'arrangement essentiellement sous la forme reproduite à l'appendice A de la circulaire (la « **résolution relative à l'arrangement** ») ainsi que les autres questions dûment présentées à l'assemblée, ou à toute reprise de celle-ci, et voteront sur cette résolution et ces questions, le tout étant décrit plus précisément dans la circulaire. L'assemblée doit être tenue et menée conformément aux dispositions applicables de la LCSA, à la déclaration de fiducie du Fonds, à la circulaire, aux règles et aux instructions du président de l'assemblée, à la présente ordonnance et à toute autre ordonnance de la Cour.

4. Il y a quorum à l'assemblée si au moins deux personnes présentes détiennent personnellement ou en tant que fondés de pouvoir un total d'au moins cinq pour cent (5 %) des voix rattachées à la totalité des parts de fiducie et à la part à droit de vote spécial en circulation.

5. Si le quorum n'est pas atteint dans les 30 minutes de l'heure prévue pour l'assemblée, celle-ci est reportée d'au moins sept jours et à l'heure et au lieu fixés par son président. Aucun avis de la reprise de l'assemblée n'est nécessaire et, si le quorum n'est pas atteint à la reprise de l'assemblée, les porteurs de titres présents ou représentés par fondés de pouvoir constituent le quorum.

6. Les porteurs de titres votent sur la résolution relative à l'arrangement comme porteurs d'une seule catégorie de titres. La part de fiducie à laquelle se rattache un droit de vote à l'assemblée permet à son porteur d'exprimer une voix sur la résolution relative à l'arrangement et les autres questions examinées à l'assemblée. La part à droit de vote spécial que détient le fiduciaire au profit des porteurs de parts B de LP1 permet à son porteur d'exprimer à l'assemblée le nombre de voix correspondant au nombre total de voix auxquelles ce porteur aurait eu droit si toutes les parts B de LP1 en circulation avaient été échangées contre des parts de fiducie à la date de référence (définie ci-après) à l'égard de la résolution relative à l'arrangement et des autres questions examinées à l'assemblée. Le conseil d'administration du commandité a fixé au 29 avril 2010 la date de référence pour l'assemblée (la « **date de référence** »). Seuls les porteurs de titres dont le nom est inscrit au registre pertinent des parts de fiducie ou des parts B de LP1, selon le cas, à la fermeture des bureaux à la date de référence sont habiles à recevoir un avis de convocation et à voter à l'assemblée conformément au présent paragraphe 6. Les porteurs de parts de fiducie et de parts B de LP1 qui acquièrent leurs parts de fiducie ou leurs parts B de LP1 après la date de référence ne sont pas habiles à exercer les droits de vote rattachés à ces titres à l'assemblée.

Déroulement de l'assemblée

7. Le président de l'assemblée est un administrateur ou un dirigeant du commandité.

8. Le secrétaire de l'assemblée est le secrétaire du commandité ou, en son absence, la personne (qui n'est pas nécessairement un dirigeant ou un employé d'AltaGas ou du commandité) choisie dans ce but par le président de l'assemblée; le secrétaire peut retenir les services de tiers pour l'aider à s'acquitter de ses fonctions. Le secrétaire est chargé de consigner ou de faire consigner les procès-verbaux et les délibérations de l'assemblée.

9. Les seules personnes habiles à assister et à parler à l'assemblée sont les porteurs de titres ou leurs représentants autorisés, les administrateurs et les dirigeants ou les représentants autorisés du commandité et d'AltaGas, les vérificateurs du Fonds, les scrutateurs et leurs représentants autorisés, le directeur et les autres personnes autorisées par le président de l'assemblée.

10. Pour être adoptée, la résolution relative à l'arrangement doit être approuvée au moins aux deux tiers des voix exprimées par les porteurs de titres, en personne ou par procuration, votant comme une seule catégorie à l'assemblée.

11. Pour être valide, la procuration doit être déposée auprès du Fonds de la manière décrite dans la circulaire.

12. L'omission accidentelle de donner l'avis de convocation à l'assemblée ou la non-réception de cet avis n'invalident pas les délibérations de l'assemblée ni les résolutions y étant adoptées.

Modifications

13. AltaGas est autorisée à apporter les modifications et les compléments au plan d'arrangement qu'elle peut estimer appropriés à condition de les apporter conformément à l'arrangement et de la manière y étant prévue. Le plan d'arrangement ainsi modifié ou complété est celui présenté à l'assemblée et visé par la résolution relative à l'arrangement.

Ajournements et reports

14. S'il le juge souhaitable, le Fonds (par l'intermédiaire du président de l'assemblée) est expressément autorisé à ajourner ou à reporter l'assemblée à une ou plusieurs reprises sans qu'il soit nécessaire au préalable de la convoquer ou d'obtenir le vote des porteurs de titres sur l'ajournement ou le report.

Scrutateurs

15. Sous réserve de son accord, Société de fiducie Computershare du Canada, par l'intermédiaire de ses représentants choisis à cette fin (les « **scrutateurs** »), se charge du scrutin de l'assemblée. Les fonctions des scrutateurs consistent, entre autres, à surveiller les présences, les scrutins et les propositions adoptées à l'assemblée et à en faire rapport. Ils doivent aussi :

    a) surveiller le dépôt et la validité des procurations et en faire rapport au président de l'assemblée;

    b) faire rapport au président sur le quorum de l'assemblée;

    c) faire rapport au président sur les scrutins tenus ou les droits de vote exercés à l'assemblée;

    d) fournir au Fonds ainsi qu'au président et au secrétaire de l'assemblée des rapports écrits sur les questions liées à leurs fonctions.

Sollicitation de procurations

16. Le Fonds est autorisé à utiliser les procurations jointes à la circulaire, sous réserve de sa capacité à insérer les dates et les autres renseignements pertinents dans les versions définitives de ces

TRADUCTION NON OFFICIELLE

procurations. Il est autorisé à solliciter des procurations à ses frais, directement ou par l'intermédiaire de ses dirigeants, de ses administrateurs et de ses employés ainsi que par l'intermédiaire des mandataires ou des représentants dont il peut retenir les services à cette fin, ou bien encore par la poste ou par les autres formes de communication personnelle et électronique qu'il peut choisir.

Avis

17. Une circulaire, essentiellement sous la forme reproduite à la pièce A de l'affidavit avec les modifications que les conseillers juridiques du Fonds peuvent estimer nécessaires ou souhaitables (à condition qu'elles ne soient pas incompatibles avec la présente ordonnance) ainsi que les autres communications et documents que le Fonds estime nécessaires ou souhaitables doivent être envoyés aux porteurs de titres inscrits à leur adresse indiquée dans les registres du Fonds à la fermeture des bureaux à la date de référence, ainsi qu'aux administrateurs du commandité, aux vérificateurs du Fonds et au directeur de l'une ou de plusieurs des manières suivantes, étant précisé que le respect des conditions essentielles du présent paragraphe constitue un avis de convocation valable et suffisant à l'assemblée :

a) dans le cas des porteurs de titres inscrits, par courrier ordinaire ou de première classe affranchi, par messagerie ou par livraison en personne à l'adresse de chacun d'eux indiquée au registre du Fonds à la date de référence au moins 21 jours avant l'assemblée;

b) dans le cas des porteurs de titres non inscrits, par la remise d'exemplaires de ces documents aux intermédiaires et aux prête-noms inscrits pour qu'ils les envoient aussi bien aux propriétaires véritables non opposés qu'à ceux opposés conformément au *Règlement 54-101 sur la communication avec les propriétaires véritables des titres d'un émetteur assujetti* (le « **Règlement 54-101** ») au moins quatre jours ouvrables avant le 21e jour précédant la date de l'assemblée;

c) dans le cas des administrateurs du commandité, par courriel, par courrier ordinaire ou de première classe affranchi, par messagerie ou par livraison en personne à chacun des administrateurs au moins 21 jours avant la date de l'assemblée;

d) dans le cas des vérificateurs du Fonds, par courrier ordinaire ou de première classe affranchi, par messagerie ou par livraison en personne au cabinet des vérificateurs au moins 21 jours avant la date de l'assemblée;

e) dans le cas du directeur, par télécopieur, par courrier ordinaire ou de première classe affranchi, par messagerie ou par livraison en personne au directeur au moins 21 jours avant la date de l'assemblée;

f) dans le cas des commissions des valeurs mobilières des provinces et des territoires du Canada et de la Bourse de Toronto (la « **TSX** »), par le dépôt électronique des documents de l'assemblée par l'intermédiaire du Système électronique de données, d'analyse et de recherche au Canada au moins 21 jours avant la date de l'assemblée.

18. La circulaire et les documents connexes sont réputés avoir été reçus :

a) dans le cas de la mise à la poste, trois jours après leur livraison au bureau de poste;

b) dans le cas de la livraison en personne, à leur réception à l'adresse du destinataire visé ou, dans le cas de la livraison par messagerie, un jour ouvrable après leur réception par la messagerie, le courrier interbureaux ou le bureau de poste;

c) dans le cas de la livraison par télécopieur, au moment où la transmission est terminée;

d) dans le cas de la distribution par transmission électronique, au moment de leur envoi;

e) dans le cas d'un communiqué de presse, au moment de sa diffusion;

f) dans le cas d'une annonce dans les journaux, au moment de sa publication.

Dans tous les cas, l'autorisation est accordée pour procéder par signification à l'extérieur de l'Alberta si elle est nécessaire.

19. La livraison de la circulaire de la manière fixée par la présente ordonnance est réputée constituer la signification valable et suffisante aux porteurs de titres, aux administrateurs du commandité, aux vérificateurs du Fonds et au directeur des documents suivants, tous essentiellement sous la forme reproduite dans la circulaire, ainsi que des instruments de procuration, des formulaires d'instructions de vote et des autres documents que le Fonds peut estimer opportuns :

    a) la requête;

    b) la présente ordonnance;

    c) l'avis de convocation à l'assemblée;

    d) l'avis de requête.

Dépôt des procurations

20. Les procurations doivent être déposées auprès des scrutateurs à leur bureau indiqué dans l'avis de convocation ou auprès de personnes nommées par eux à cette fin, au plus tard 48 heures (à l'exclusion des samedis et des jours fériés) avant l'heure fixée pour l'assemblée ou toute reprise de celle-ci.

21. Les procurations doivent être remplies et signées conformément aux instructions y figurant. Elles doivent être déposées réellement auprès du Fonds ou des scrutateurs au plus tard au moment indiqué au paragraphe 20 ci-dessus. Toutefois, le président de l'assemblée peut accepter, à son gré, les procurations qui ne sont pas déposées physiquement si elles lui sont transmises, à lui ou bien au Fonds ou aux scrutateurs, au plus tard aux moments indiqués ci-dessus sous une forme ou par une personne qu'il estime raisonnablement authentique.

22. Le président de l'assemblée a la faculté mais non l'obligation : (i) d'accepter n'importe quelle forme de procuration autre que celles indiquées aux présentes qu'il estime raisonnablement être sous une forme légale, être authentique et indiquer l'intention de vote du porteur de titres ou de son fondé de pouvoir; (ii) d'accepter les dépôts tardifs de procurations.

Révocation des procurations

23. Les procurations données par les porteurs de titres pour usage à l'assemblée peuvent être révoquées à tout moment avant leur utilisation. Le porteur de titres qui donne une procuration peut la révoquer : a) par un instrument écrit : (i) signé par lui ou son mandataire autorisé par écrit ou, si le porteur de titres est une société, signé sous son sceau par l'un de ses dirigeants ou mandataires dûment autorisés qui indique à quel titre il signe; (ii) déposé auprès des scrutateurs à leur bureau désigné dans l'avis de convocation ou la circulaire au plus tard à 15 h (heure de Calgary) le dernier jour ouvrable précédant l'assemblée (ou toute reprise de celle-ci) ou auprès du président de l'assemblée le jour de l'assemblée (ou de toute reprise de celle-ci); b) par une procuration dûment signée et déposée qui porte une date ou une heure postérieure à celle de la procuration révoquée; c) par un vote en personne à l'assemblée (bien que la présence à l'assemblée ne constitue pas en soi une révocation de procuration); d) d'une autre manière permise par la loi.

24. Le président de l'assemblée peut établir si une procuration, la révocation d'une procuration ou la télécopie raisonnable de celles-ci :

    a) ont été dûment signées;

    b) ont été dûment livrées;

    c) sont authentiques;

    d) indiquent l'intention des porteurs de titres qui les présentent.

25. Les décisions du président de l'assemblée sont finales et déterminantes. Toutefois, le président de l'assemblée est tenu d'en faire rapport au Fonds, et les personnes qui comparaissent dûment devant la Cour et qui souhaitent contester l'une de ces décisions peuvent le faire dans le cadre d'une procédure devant la Cour.

26. Le président de l'assemblée se réserve le droit de renoncer à une exigence relative à un délai ou à un dépôt (individuellement dans un cas particulier ou collectivement dans une série de cas) qui est prévue ci-dessus. Toutefois, il doit en aviser les scrutateurs avant que la procuration ou la révocation soit utilisée pour la dernière fois.

Demande finale

27. Sous réserve d'une autre ordonnance de la Cour et à condition que les porteurs de titres aient approuvé l'arrangement et que les administrateurs du commandité n'aient pas révoqué cette approbation, le Fonds peut demander l'approbation de l'arrangement et l'ordonnance finale le 4 juin 2010 à 9 h ou dès que les conseillers juridiques pourront être entendus au Calgary Courts Centre, à Calgary (Alberta). Sous réserve de l'ordonnance finale et de la délivrance du certificat, les porteurs de titres, le Fonds, AltaGas, le commandité, AltaGas LP1, AltaGas LP2, Holding Trust, nouvelle AltaGas, nouvelle AltaGas 2, Société de fiducie Computershare du Canada (en qualité de fiduciaire aux termes de la convention de vote et d'échange fiduciaires) et le porteur de la part à droit de vote spécial seront liés par l'arrangement conformément à ses conditions.

28. Tout porteur de titres et autre partie intéressée (collectivement, une « **partie intéressée** ») souhaitant comparaître et présenter des observations à l'audition de la demande d'ordonnance finale est tenu de déposer à la Cour et de signifier au Fonds au plus tard à 16 h (heure de Calgary) le 28 mai 2010 un avis d'intention de comparaître : (i) qui indique l'adresse de la partie intéressée aux fins de signification; (ii) qui précise si la partie intéressée prévoit appuyer la demande ou s'y opposer ou bien présenter des observations à l'audition de la demande; (iii) qui donne un résumé de la position de la partie intéressée, accompagné de la preuve ou des documents qu'elle entend présenter à la Cour. Pour être signifié au Fonds, cet avis doit être signifié à ses avocats, à l'attention de Christopher W. Nixon, Stikeman Elliott LLP, 4300 Bankers Hall West, 888 – 3rd Street S.W., Calgary (Alberta) T2P 5C5.

29. Si l'audition de la demande d'ordonnance finale est reportée, seules les parties comparaissant devant la Cour pour cette demande et les parties intéressées signifiant un avis d'intention de comparaître conformément au paragraphe 28 de la présente ordonnance sont avisées de la date à laquelle l'audition est reportée.

Autorisation de modifier l'ordonnance provisoire

30. Le Fonds est en droit de demander l'autorisation de modifier la présente ordonnance provisoire aux conditions et moyennant l'avis que la Cour peut fixer.

TRADUCTION NON OFFICIELLE

Priorité

31. En cas d'incompatibilité ou de divergence en ce qui concerne les questions établies dans l'ordonnance, entre la présente ordonnance et un instrument qui crée, régit ou garantit les titres ou aux termes duquel les titres sont donnés en garantie, ou bien les statuts et les règlements administratifs ou les autres documents constitutifs des requérantes, la présente ordonnance a préséance.

(signé) « B.E.C. Romaine »
J.C.B.R.A.

RENDU à Calgary (Alberta)
Le 3 mai 2010

(signé) « K. McAusland »
Greffier de la Cour du Banc de la Reine

ACTION N° 1001-06556 3 mai 2010

COUR DU BANC DE LA REINE DE L'ALBERTA

DISTRICT JUDICIAIRE DE CALGARY

DANS L'AFFAIRE DE L'ARTICLE 192 DE LA *LOI CANADIENNE SUR LES SOCIÉTÉS PAR ACTIONS* L.R.C. 1985, c. C-44, DANS SA VERSION MODIFIÉE

ET DANS L'AFFAIRE DU PROJET D'ARRANGEMENT CONCERNANT ALTAGAS INCOME TRUST, ALTAGAS LTD., ALTAGAS GENERAL PARTNER INC., ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 2, ALTAGAS HOLDING TRUST, ALTAGAS CONVERSION INC., ALTAGAS CONVERSION #2 INC., SOCIÉTÉ DE FIDUCIE COMPUTERSHARE DU CANADA (EN SA QUALITÉ DE FIDUCIAIRE CHARGÉ DU VOTE ET DE L'ÉCHANGE) ET LES PORTEURS DE TITRES D'ALTAGAS INCOME TRUST ET D'ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

ORDONNANCE PROVISOIRE

Stikeman Elliott S.E.N.C.R.L., s.r.l.
Avocats
4300 Bankers Hall West
888 – 3rd Street S.W.
Calgary (Alberta)
T2P 5C5

À l'attention de Luigi A. Cusano
Téléphone : 403 266-9097
Télécopieur : 403 266-9034
Dossier n° : 117061.1013

APPENDICE C

CONVENTION D'ARRANGEMENT

CONVENTION D'ARRANGEMENT

conclue par

ALTAGAS INCOME TRUST

et

ALTAGAS LTD.

et

ALTAGAS GENERAL PARTNER INC.

et

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

et

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 2

et

ALTAGAS HOLDING TRUST

et

ALTAGAS CONVERSION INC.

et

ALTAGAS CONVERSION #2 INC.

LE 3 MAI 2010

TABLE DES MATIÈRES

CONVENTION D'ARRANGEMENT

LA PRÉSENTE CONVENTION D'ARRANGEMENT est conclue en date du 3 mai 2010

PAR

ALTAGAS INCOME TRUST, fiducie créée sous le régime des lois de l'Alberta (le « **Fonds** »)

ET

ALTAGAS LTD., société fusionnée aux termes de la *Loi canadienne sur les sociétés par actions* (« **AltaGas** »)

ET

ALTAGAS GENERAL PARTNER INC., société fusionnée aux termes de la *Loi canadienne sur les sociétés par actions* (le « **commandité** »)

ET

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, société en commandite créée sous le régime des lois de l'Alberta (« **AltaGas LP1** »)

ET

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 2, société en commandite créée sous le régime des lois de l'Alberta (« **AltaGas LP2** »)

ET

ALTAGAS HOLDING TRUST, fiducie créée sous le régime des lois de l'Alberta (« **Holding Trust** »)

ET

ALTAGAS CONVERSION INC., société constituée sous le régime de *Loi canadienne sur les sociétés par actions* (« **nouvelle AltaGas** »)

ET

ALTAGAS CONVERSION #2 INC., société constituée sous le régime de *Loi canadienne sur les sociétés par actions* (« **nouvelle AltaGas 2** »)

ATTENDU QUE :

A. Les parties souhaitent proposer un arrangement avec les porteurs de titres;

B. Les parties ont l'intention de réaliser les opérations envisagées aux présentes au moyen d'un arrangement régi par la LCSA;

C. Les parties ont conclu la présente convention pour traiter les questions mentionnées dans le préambule et les autres questions relatives à l'arrangement.

PAR CONSÉQUENT, compte tenu des ententes et des engagements décrits aux présentes et moyennant une autre contrepartie de valeur reçue et suffisante, les parties prennent les engagements décrits ci-après.

ARTICLE 1
INTERPRÉTATION

1.1 Définitions

Sauf incompatibilité avec le contexte ou l'objet, les définitions suivantes s'appliquent à la présente convention (y compris à son préambule).

« **actions de catégorie A d'AltaGas** » Les actions ordinaires de catégorie A d'AltaGas.

« **actions de catégorie B d'AltaGas** » Les actions ordinaires de catégorie B d'AltaGas.

« **actions de nouvelle AltaGas** » Les actions ordinaires de nouvelle AltaGas.

« **actions de nouvelle AltaGas 2** » Les actions ordinaires de nouvelle AltaGas 2.

« **actions de nouvelle AltaGas Amalco** » Les actions ordinaires de nouvelle AltaGas Amalco.

« **actions du commandité** » Les actions ordinaires du commandité.

« **actions privilégiées de premier rang de nouvelle AltaGas 2** » Les actions privilégiées de premier rang sans droit de vote de nouvelle AltaGas 2, rachetables au gré de l'émetteur ou du porteur contre une action de nouvelle AltaGas.

« **actions privilégiées de second rang de nouvelle AltaGas 2** » Les actions privilégiées de second rang sans droit de vote de nouvelle AltaGas 2, rachetables au gré de l'émetteur ou du porteur pour un montant global correspondant à la juste valeur marchande globale des biens d'AltaGas LP1 transférés à nouvelle AltaGas 2 aux termes du paragraphe 3.1k) du plan d'arrangement (à l'exclusion de la dette de l'associé), déduction faite de la juste valeur marchande des actions privilégiées de premier rang de nouvelle AltaGas 2 émises aux termes de ce paragraphe et des passifs d'AltaGas LP1 pris en charge par nouvelle AltaGas 2 au moment du transfert.

« **arrangement** » L'arrangement régi par l'article 192 de la LCSA, aux conditions stipulées dans le plan d'arrangement.

« **assemblée** » L'assemblée annuelle et extraordinaire des porteurs de parts et des porteurs de parts B de LP1 qui se tiendra en vue de l'examen, notamment, de l'arrangement et des questions connexes comme il est indiqué dans l'avis de convocation, et toute reprise de celle-ci.

« **avis de convocation** » L'avis de convocation à l'assemblée qui accompagne la circulaire.

« **billet de nouvelle AltaGas 2** » Billet non garanti, subordonné et ne portant pas intérêt de nouvelle AltaGas 2, aux conditions convenues entre nouvelle AltaGas 2 et AltaGas LP1, dont le capital correspond à la dette de l'associé d'un porteur donné de parts B de LP1, et « **billets de nouvelle AltaGas 2** », tous ces billets.

« **circulaire** » La circulaire de sollicitation de procurations, ainsi que ses appendices, que le Fonds distribuera dans le cadre de l'assemblée.

« **clauses de l'arrangement** » Les clauses de l'arrangement qui, aux termes du paragraphe 192(6) de la LCSA, seront déposées auprès du directeur après que l'ordonnance finale donnant effet à l'arrangement aura été prononcée.

« **conseil d'administration** » Le conseil d'administration du commandité, tel qu'il est éventuellement composé.

« **convention** », « **aux présentes** », « **des présentes** », « **aux termes des présentes** » et expressions semblables - La présente convention d'arrangement (y compris sa pièce), dans sa version complétée ou modifiée, et non un article, un paragraphe, une appendice ou une autre partie des présentes en particulier.

« **convention de société en commandite d'AltaGas LP1** » La convention de société en commandite modifiée et mise à jour datée du 28 juin 2005 et intervenue entre le commandité, Holding Trust et chaque personne qui est acceptée comme commandité et le devient aux termes de cette convention, dans sa version éventuellement modifiée, complétée ou mise à jour.

« **convention de société en commandite d'AltaGas LP2** » La convention de société en commandite datée du 26 mars 2004 et intervenue entre le commandité, AltaGas LP1 et chaque personne qui est acceptée comme commandité et le devient aux termes de cette convention, dans sa version éventuellement modifiée, complétée ou mise à jour.

« **convention de vote et d'échange fiduciaires** » La convention de vote et d'échange fiduciaires conclue par le Fonds, Holding Trust, AltaGas LP1, AltaGas LP2 et le fiduciaire chargé du vote et de l'échange, dans sa version éventuellement modifiée, complétée ou mise à jour.

« **Cour** » La Cour du Banc de la Reine de l'Alberta.

« **date d'effet** » La date à laquelle l'arrangement prend effet aux termes de la LCSA.

« **déclaration de fiducie** » La déclaration de fiducie du Fonds datée du 26 mars 2004 et intervenue entre le constituant et le fiduciaire, dans sa version éventuellement modifiée, complétée ou mise à jour.

« **déclaration de fiducie de Holding** » La déclaration de fiducie de Holding Trust datée du 26 mars 2004 et intervenue entre le fiduciaire de Holding Trust et le Fonds, dans sa version éventuellement modifiée, complétée ou mise à jour.

« **dette de l'associé** » Les prêts accordés par AltaGas LP1 à un porteur donné de parts B de LP1 relativement aux distributions d'encaisse qui ont été versées à ce porteur depuis le 1er janvier 2010, le tout conformément à l'article 3 de l'annexe A de la convention de société en commandite d'AltaGas LP1, et « **dettes des associés** », tous ces prêts accordés aux porteurs de parts B de LP1.

« **directeur** » Le directeur nommé en vertu de l'article 260 de la LCSA.

« **entité gouvernementale** » a) Gouvernement multinational, fédéral, provincial, étatique, régional, municipal, local ou autre, ministère du gouvernement ou ministère public, tribunal, tribunal d'arbitrage, commission, conseil, bureau ou agence; b) subdivision, agent, commission, conseil ou autorité de l'un d'eux; c) organisme quasi-gouvernemental ou privé qui exerce un pouvoir de réglementation, d'expropriation ou d'imposition sous l'autorité ou pour le compte de l'un d'eux.

« **fiduciaire** » Société de fiducie Computershare du Canada, en sa qualité de fiduciaire nommé aux termes de la déclaration de fiducie.

« **fiduciaire chargé du vote et de l'échange** » Société de fiducie Computershare du Canada, en qualité de fiduciaire aux termes de la convention de vote et d'échange fiduciaires, ou toute autre personne qui devient fiduciaire aux termes de cette convention.

« **fiduciaire de Holding Trust** » AltaGas Holding Trust Corp., en qualité de fiduciaire de Holding Trust, ou toute autre personne qui devient fiduciaire de Holding Trust conformément à la déclaration de fiducie de Holding.

« **filiale** » Filiale d'une personne donnée (au sens attribué à ce terme dans la LCSA (à cette fin, si la personne n'est pas une société par actions, comme si elle en était une)), y compris une société en

commandite, une coentreprise, une fiducie, une société à responsabilité limitée, une société à responsabilité illimitée ou une autre entité, avec ou sans personnalité juridique, qui constituerait une filiale (décrite ci-dessus) si elle était une société par actions.

« **heure d'effet** » L'heure à laquelle les clauses de l'arrangement sont déposées auprès du directeur à la date d'effet.

« **LCSA** » La *Loi canadienne sur les sociétés par actions*, L.R.C. 1985, c. C-44, dans sa version éventuellement modifiée, y compris ses règlements d'application.

« **législation américaine en valeurs mobilières** » La législation fédérale et étatique en valeurs mobilières des États-Unis ainsi que ses règles, règlements et ordonnances d'application, dans leur version éventuellement modifiée.

« **législation canadienne en valeurs mobilières applicable** » Selon le contexte, en ce qui concerne une ou plusieurs personnes, collectivement, la législation en valeurs mobilières de chaque province et territoire du Canada ainsi que les règles, règlements et politiques publiés et adoptés en vertu de celle-ci, dans leur version éventuellement modifiée avant la date d'effet, qui s'appliquent à ces personnes ou à leurs activités, à leurs entreprises, à leurs biens ou à leurs titres et qui émanent d'une personne ayant compétence sur ces personnes ou sur leurs activités, leurs entreprises, leurs biens ou leurs titres.

« **LIR** » La *Loi de l'impôt sur le revenu* (Canada), L.R.C. 1985, c. 1 (5e suppl.), dans sa version modifiée, ainsi que son règlement d'application, dans sa version éventuellement modifiée.

« **loi applicable** » Loi, règlement, règlement administratif, traité, ligne directrice, directive, règle, norme, exigence, politique, ordonnance, jugement, décision, injonction, décret, arrêt ou résolution d'une autorité gouvernementale ayant force de loi ou non.

« **Loi de 1933** » La *Securities Act of 1933* des États-Unis, dans sa version modifiée.

« **lois** » Lois, règlements, règlements administratifs, règles de droit, ordonnances, protocoles, codes, lignes directrices, politiques, avis et directives (y compris la législation canadienne en valeurs mobilières applicable et la législation américaine en valeurs mobilières), ainsi que les conditions de l'octroi d'une approbation, d'une autorisation, d'une permission, d'un permis ou d'une licence d'un tribunal, d'une entité gouvernementale, d'un organisme créé par une loi ou d'un organisme d'autoréglementation (y compris la TSX).

« **nouvelle AltaGas Amalco** » La société qui doit remplacer les sociétés fusionnantes en vertu de la LCSA après la prise d'effet de l'arrangement prévu aux présentes.

« **options du Fonds** » Les options d'acquisition de parts de fiducie émises aux termes du régime d'options d'achat de parts de fiducie ou régies par ce régime.

« **ordonnance finale** » L'ordonnance de la Cour qui approuve l'arrangement et qui sera demandée après l'approbation de l'arrangement conformément au paragraphe 192(3) de la LCSA, dans sa version éventuellement confirmée ou modifiée par un tribunal compétent.

« **ordonnance provisoire** » L'ordonnance provisoire de la Cour qui est régie par le paragraphe 192(4) de la LCSA, qui contient des déclarations et des directives relatives à l'arrangement et à l'assemblée et qui est prononcée aux termes de la demande à cet effet présentée par le Fonds, AltaGas, le commandité, AltaGas LP1, AltaGas LP2, Holding Trust, nouvelle AltaGas et nouvelle AltaGas 2.

« **part à droit de vote spécial** » La part à droit de vote spécial du Fonds émise par lui et déposée auprès du fiduciaire chargé du vote et de l'échange, qui confère aux porteurs de parts B de LP1 aux assemblées des

porteurs de parts un nombre de voix correspondant au nombre de parts B de LP1 en circulation détenues par les porteurs inscrits autres que le Fonds et les membres de son groupe.

« **participation du commandité** » La participation du commandité dans AltaGas LP1.

« **parties** » Collectivement, les parties à la présente convention, et « **partie** », l'une d'elles.

« **parts A de LP1** » Les parts de société en commandite de catégorie A d'AltaGas LP1.

« **parts B de LP1** » Les parts de société en commandite de catégorie B d'AltaGas LP1, qui sont non transférables et sont échangeables contre des parts de fiducie à raison de une pour une.

« **parts de fiducie** » Les parts de fiducie du Fonds.

« **PCGR** » A le sens qui lui est attribué au paragraphe 1.6.

« **personne** » Personne physique, société de personnes, association, personne morale, fiduciaire, exécuteur testamentaire, administrateur, représentant successoral, gouvernement, autorité de réglementation ou autre entité.

« **plan d'arrangement** » Le plan d'arrangement essentiellement sous la forme reproduite à la pièce A des présentes, dans sa version éventuellement modifiée ou complétée conformément à son article 6 et au paragraphe 6.2 des présentes.

« **porteurs de parts** » Les porteurs de parts de fiducie.

« **porteurs de parts B de LP1** » Les porteurs de parts B de LP1.

« **porteurs de titres** » Collectivement, les porteurs de parts et les porteurs de parts B de LP1.

« **régime d'options d'achat d'actions de nouvelle AltaGas** » Le régime d'options d'achat d'actions de nouvelle AltaGas présenté dans une forme jugée mutuellement satisfaisante par le Fonds et nouvelle AltaGas, chacun agissant raisonnablement, et dont le texte sera reproduit dans la circulaire et soumis à l'approbation des porteurs de titres à l'assemblée.

« **régime d'options d'achat de parts de fiducie** » Le régime d'options d'achat de parts de fiducie du Fonds, dans sa version éventuellement modifiée.

« **résolution relative à l'arrangement** » La résolution spéciale qui concerne l'arrangement, essentiellement sous la forme jointe à la circulaire, et sur laquelle les porteurs de titres voteront à l'assemblée.

« **SEC** » La Securities and Exchange Commission des États-Unis.

« **sociétés fusionnantes** » Nouvelle AltaGas, AltaGas et nouvelle AltaGas 2.

« **titres** » Collectivement, les parts de fiducie et les parts B de LP1.

« **TSX** » La Bourse de Toronto.

1.2 Les titres de rubrique sont sans effet sur l'interprétation

La division de la présente convention en articles, en paragraphes et en alinéas ne sert qu'à en faciliter la consultation et n'en modifie aucunement le sens ou l'interprétation. Sauf indication contraire, les articles, les paragraphes et les alinéas suivis d'un chiffre ou d'une lettre dont il est question aux présentes désignent des articles, des paragraphes et des alinéas de la présente convention, tandis que les pièces suivies d'une lettre désignent la pièce accompagnant la présente convention.

1.3 Sens étendu

Le singulier comprend le pluriel et inversement, et le masculin comprend le féminin et inversement. Le mot « personne » comprend les cabinets et les sociétés et inversement.

1.4 Intégralité de la convention

La présente convention, ainsi que les conventions et les documents qui l'accompagnent et dont il y est question, constituent l'entente intégrale conclue par les parties relativement à l'objet des présentes et remplacent les conventions, accords, négociations et discussions antérieurs, verbaux ou écrits, entre les parties relativement à l'objet des présentes.

1.5 Monnaie

Sauf indication contraire, les sommes d'argent indiquées dans la présente convention sont libellées dans la monnaie ayant cours légal au Canada.

1.6 Questions comptables

Sauf indication contraire, les termes comptables utilisés dans la présente convention ont le sens qui leur est attribué aux termes des principes comptables généralement reconnus du Canada (les « **PCGR** ») et les décisions de nature comptable doivent être prises conformément aux PCGR.

1.7 Capacité et pouvoirs de la Fiducie

Dans la présente convention, la capacité et les pouvoirs du Fonds sont réputés désigner ceux du fiduciaire ou de ses délégués ou mandataires dûment autorisés conformément à la capacité et aux pouvoirs des fiduciaires généralement régis par les lois de l'Alberta et conformément aux pouvoirs des fiduciaires spécifiés dans la déclaration de fiducie.

1.8 Interprétation

Dans la présente convention, sauf indication contraire :

a) Les termes « notamment », « y compris », « entre autres », « en particulier » et « comme » qui précèdent ou qui suivent une déclaration ou un terme général ne doivent pas être interprétés comme limitant la déclaration ou le terme général aux exemples précis qui sont donnés ou à des exemples semblables, mais plutôt de manière à s'étendre à d'autres exemples qui pourraient raisonnablement être englobés dans le champ d'application le plus vaste possible de la déclaration ou du terme général.

b) La mention d'une loi désigne cette loi, dans sa version modifiée et en vigueur à la date de la présente convention, et comprend ses règlements et règles d'application en vigueur à la date des présentes.

c) L'« approbation », l'« autorisation », le « consentement », l'« agrément », l'« avis » ou l'« acceptation » désigne l'approbation, l'autorisation, le consentement, l'agrément, l'avis ou

l'acceptation, selon le cas, qui est donné par écrit et signé par un représentant autorisé de la ou des parties concernées.

d) L'expression « cours normal des activités », et ses variations, désigne les activités exercées dans le cours normal et habituel, y compris les mesures conformes à l'esprit d'entreprise et commercialement raisonnables qui sont prises dans le cours normal et habituel des activités d'une société exerçant ses activités dans l'industrie où l'entreprise est exploitée.

e) Les dérivés et les autres formes grammaticales des termes définis ont un sens correspondant.

f) Les délais sont de rigueur.

1.9 Lois applicables

La présente convention est régie par les lois de l'Alberta et les lois fédérales du Canada qui s'y appliquent et interprétée conformément à ces lois.

1.10 Pièce

La pièce suivante qui est jointe aux présentes est intégrée par renvoi à la présente convention et en fait partie.

A - Plan d'arrangement

ARTICLE 2
L'ARRANGEMENT

2.1 Engagements des parties concernant l'arrangement

Chacune des parties s'engage à prendre les mesures suivantes :

a) dans les meilleurs délais, déposer et présenter une demande d'ordonnance provisoire à la Cour d'une manière raisonnablement acceptable pour le Fonds aux termes de l'article 192 de la LCSA;

b) convoquer et tenir l'assemblée dans les meilleurs délais conformément à l'ordonnance provisoire ou autrement selon les exigences des lois applicables dans le but d'examiner et, si la partie le juge souhaitable, d'approuver l'arrangement et les opérations y étant envisagées (et à quelqu'autre fin légitime que ce soit conformément à l'avis de convocation);

c) à condition d'obtenir la ou les approbations exigées par l'ordonnance provisoire et selon les directives y étant données par la Cour, prendre les mesures nécessaires ou souhaitables pour présenter l'arrangement à la Cour et demander l'ordonnance finale;

d) si l'ordonnance finale est rendue et que les autres conditions stipulées aux présentes en faveur de chacune des parties sont remplies ou ont fait l'objet d'une renonciation, envoyer au directeur, pour approbation et dépôt par lui, les clauses de l'arrangement et les autres documents pouvant se révéler nécessaires à cet égard aux termes de la LCSA pour donner effet à l'arrangement.

2.2 Ordonnance provisoire

La demande d'ordonnance provisoire dont il est question à l'alinéa 2.1a) prévoit ce qui suit :

a) les titres du Fonds donnant aux porteurs le droit de voter sur la résolution relative à l'arrangement à l'assemblée sont les parts de fiducie et la part à droit de vote spécial.

b) les porteurs de parts et le porteur de la part à droit de vote spécial ont le droit de voter sur la résolution relative à l'arrangement à l'assemblée comme une seule catégorie, et non comme des catégories distinctes;

c) chacun des porteurs de parts a droit à une voix pour chaque part de fiducie qu'il détient;

d) l'unique porteur de la part à droit de vote spécial a droit à un nombre de voix égal au nombre de parts B de LP1 en circulation à la date de référence relative à l'assemblée (déduction faite des parts échangées conformément à leurs modalités contre des parts de fiducie avant l'assemblée) à l'égard de la part à droit de vote spécial qu'il détient;

e) pour qu'il y soit donné suite, la résolution relative à l'arrangement doit être approuvée au moins aux deux tiers des voix exprimées par les porteurs de titres présents, en personne ou par procuration, votant comme une seule catégorie à l'assemblée.

2.3 Circulaire et assemblée

Dans les meilleurs délais après la signature de la présente convention et conformément à l'ordonnance provisoire et aux lois applicables, notamment la législation canadienne en valeurs mobilières applicable et la législation américaine en valeurs mobilières : (i) les parties apportent leur collaboration à la rédaction de la circulaire et des autres documents exigés par la LCSA ou d'autres lois applicables dans le cadre de l'arrangement; (ii) le Fonds fait envoyer la circulaire aux porteurs de titres et la fait déposer auprès des autorités de réglementation et des autres autorités gouvernementales compétentes là où elle doit être postée et déposée; (iii) le Fonds convoque et tient l'assemblée, à laquelle la résolution relative à l'arrangement, une résolution éventuellement exigée par la TSX ou la législation canadienne en valeurs mobilières applicable, une résolution approuvant le régime d'options d'achat d'actions de nouvelle AltaGas et les autres ententes de rémunération à base de titres dont les parties peuvent convenir mutuellement, ainsi que les autres résolutions qui, de l'avis du Fonds, sont raisonnablement nécessaires, sont présentées pour approbation aux porteurs de titres habiles à voter sur ces résolutions pour les approuver.

2.4 Date d'effet

L'arrangement prend effet à l'heure d'effet le jour de la date d'effet.

ARTICLE 3
ENGAGEMENTS

3.1 Engagements du Fonds

Sauf autorisation expresse ou indication contraire dans la présente convention (y compris le plan d'arrangement) et sauf exigence des lois applicables, le Fonds s'engage, à compter de la date des présentes jusqu'à la date d'effet ou la résiliation de la présente convention, à s'acquitter des obligations dont il doit s'acquitter ou dont il serait souhaitable qu'il s'acquitte aux termes de la présente convention et à prendre les autres mesures nécessaires ou souhaitables pour, dans les meilleurs délais, réaliser les opérations envisagées dans la présente convention et leur donner effet et, sans que soit limitée la généralité de ce qui précède, à prendre ou à s'abstenir de prendre, selon le cas, les mesures suivantes :

a) prendre toutes les mesures raisonnables nécessaires pour donner effet aux opérations envisagées par la présente convention et l'arrangement et s'abstenir de prendre des mesures qui rendraient ou seraient raisonnablement susceptibles de rendre fausses sur un point important des déclarations qu'il a faites ou des garanties qu'il a données dans la présente convention avant l'heure d'effet ou la résiliation de la présente convention, selon la première de ces éventualités;

b) faire de son mieux sur le plan commercial pour obtenir les consentements, cessions, renonciations, modifications et résiliations nécessaires d'instruments, notamment le consentement de ses prêteurs

bancaires, et prendre les mesures qu'il estime appropriées pour s'acquitter de ses obligations découlant des présentes et réaliser les opérations y étant envisagées;

c) faire de son mieux sur le plan commercial pour faire en sorte que chacune des conditions préalables stipulées à l'article 5 qu'il est en son pouvoir de respecter le soient au plus tard à la date d'effet;

d) faire les dépôts et présenter les demandes nécessaires aux termes des lois applicables, notamment la législation canadienne en valeurs mobilières applicable et la législation américaine en valeurs mobilières, qu'il doit faire ou présenter dans le cadre des opérations envisagées aux présentes et prendre les mesures raisonnables qui sont nécessaires au respect de ces lois applicables, sauf, dans chaque cas, dans la mesure où le fait qu'il s'en abstienne ne serait pas raisonnablement susceptible d'empêcher, d'entraver ou de retarder les opérations envisagées par la présente convention ou l'arrangement;

e) si les porteurs de titres approuvent la résolution relative à l'arrangement, comme l'exige l'ordonnance provisoire, présenter l'arrangement à la Cour et, de concert avec AltaGas, le commandité, AltaGas LP1, AltaGas LP2, Holding Trust et nouvelle AltaGas, demander l'ordonnance finale;

f) exécuter sans délai les dispositions de l'ordonnance finale qui s'appliquent à elle;

g) au moment du prononcé de l'ordonnance finale et si les conditions préalables stipulées à l'article 5 sont respectées, déposer sans délai auprès du directeur les clauses de l'arrangement, l'ordonnance finale et les documents connexes conformément au paragraphe 192(3) de la LCSA;

h) jusqu'à la date d'effet, permettre à chacune des autres parties ainsi qu'à leurs représentants et mandataires d'accéder, pendant les heures d'ouverture et sur préavis raisonnable en dehors des heures d'ouverture, aux actifs, aux biens, aux livres, aux registres, aux conventions et aux engagements du Fonds et de ses filiales et donner l'information concernant le Fonds et ses filiales que les autres parties peuvent raisonnablement demander;

i) sauf indication contraire aux présentes, exploiter jusqu'à la date d'effet son entreprise et celle de ses filiales dans le cours normal des activités et conformément aux lois applicables;

j) s'opposer aux poursuites et aux autres instances juridiques, réglementaires et autres contestant ou concernant la présente convention ou la réalisation des opérations y étant envisagées (y compris l'arrangement);

k) dans la mesure du possible, faire lever ou annuler les ordonnances, notamment les injonctions et les ordonnances de ne pas faire, concernant le Fonds ou l'une de ses filiales qui pourraient porter atteinte à la capacité des parties de réaliser les opérations envisagées par les présentes (y compris l'arrangement);

l) à tous égards importants, se comporter jusqu'à la date d'effet de manière à tenir les autres parties pleinement informées des activités et des affaires du Fonds et de ses filiales;

m) jusqu'à la date d'effet, s'abstenir : (i) de contracter ou de permettre à ses filiales de contracter d'autres dettes substantielles; (ii) de créer des charges grevant ses biens ou ses actifs, ou bien ceux de ses filiales, sauf dans le cours normal des activités; (iii) de fusionner ou de se regrouper avec une autre personne, sauf avec une filiale; (iv) sauf dans le cours normal des activités, de prendre des mesures, de conclure une opération ou d'engager des négociations qui pourraient être incompatibles avec la réalisation des opérations envisagées par la présente convention ou y nuire;

n) au plus tard à la date d'effet, effectuer les enregistrements, les dépôts et les présentations de renseignements que les autorités gouvernementales demandent au Fonds relativement aux opérations envisagées par les présentes (y compris l'arrangement);

o) sauf indication expresse aux présentes et dans l'arrangement, s'abstenir jusqu'à la date d'effet de modifier ses documents constitutifs, statuts et règlements administratifs, ainsi que ceux de ses filiales, en vigueur à la date de la présente convention;

p) demander à la TSX (i) d'approuver conditionnellement l'inscription à sa cote des actions de nouvelle AltaGas Amalco qui seront émises aux porteurs de titres conformément à l'arrangement; (ii) de radier de sa cote les parts de fiducie; (iii) d'approuver le régime d'options d'achat d'actions de nouvelle AltaGas et les autres ententes de rémunération à base de titres dont les parties peuvent convenir mutuellement;

q) solliciter des procurations qui permettront de voter à l'assemblée en faveur des questions qui y seront examinées, notamment la résolution relative à l'arrangement; toutefois, le Fonds a la faculté mais non l'obligation d'engager un agent de sollicitation de procurations à cette fin;

r) convoquer l'assemblée de la manière prescrite par l'ordonnance provisoire et la tenir conformément à la déclaration de fiducie et aux instruments régissant l'assemblée (notamment l'ordonnance provisoire), selon le cas, ainsi qu'aux prescriptions des lois applicables;

s) à l'exception de l'émission de parts de fiducie à l'exercice d'options du Fonds en circulation ou de l'échange de parts B de LP1, s'abstenir jusqu'à la date d'effet d'émettre des titres ou de conclure des conventions visant l'émission ou l'attribution d'options, de bons de souscription ou de droits visant l'achat de l'un de ses titres;

t) s'abstenir jusqu'à la date d'effet de déclarer ou de verser des distributions, à l'exception des distributions mensuelles aux porteurs de parts dans le cours normal et conformément aux pratiques antérieures, ou encore de verser une distribution de ses biens ou de ses actifs ou bien de ceux de ses filiales à l'un de ses porteurs de titres ou à des tiers ou de rembourser ou de racheter des titres sans le consentement écrit préalable des autres parties, consentement qui ne peut être refusé sans motif valable;

u) à la date d'effet, prendre les mesures qui lui sont prescrites aux termes du plan d'arrangement.

3.2 Engagements d'AltaGas, du commandité, d'AltaGas LP1, d'AltaGas LP2 et de Holding Trust

Sauf autorisation expresse ou indication contraire dans la présente convention (y compris le plan d'arrangement) et sauf exigence des lois applicables, AltaGas, le commandité, AltaGas LP1, AltaGas LP2 et Holding Trust s'engagent chacun, à compter de la date des présentes jusqu'à la date d'effet ou la résiliation de la présente convention, à s'acquitter des obligations dont ils doivent s'acquitter ou dont il serait souhaitable qu'ils s'acquittent aux termes de la présente convention et à prendre les autres mesures nécessaires ou souhaitables pour, dans les meilleurs délais, réaliser les opérations envisagées dans la présente convention et leur donner effet et, sans que soit limitée la généralité de ce qui précède, à prendre ou à s'abstenir de prendre, selon le cas, les mesures suivantes :

a) prendre toutes les mesures raisonnables nécessaires pour donner effet aux opérations envisagées par la présente convention et l'arrangement et s'abstenir de prendre des mesures qui rendraient ou seraient raisonnablement susceptibles de rendre fausses sur un point important des déclarations qu'ils ont faites ou des garanties qu'ils ont données dans la présente convention avant l'heure d'effet ou la résiliation de la présente convention, selon la première de ces éventualités;

b) faire de leur mieux sur le plan commercial pour obtenir les consentements, cessions, renonciations, modifications et résiliations nécessaires d'instruments, notamment le consentement de leurs

prêteurs bancaires, et prendre les mesures qu'ils estiment appropriées pour s'acquitter de leurs obligations découlant des présentes et réaliser les opérations y étant envisagées;

c) faire de leur mieux sur le plan commercial pour faire en sorte que chacune des conditions préalables stipulées à l'article 5 qu'il est en leur pouvoir de respecter le soient au plus tard à la date d'effet;

d) faire les dépôts et présenter les demandes nécessaires aux termes des lois applicables, notamment la législation canadienne en valeurs mobilières applicable et la législation américaine en valeurs mobilières, qu'ils doivent faire ou présenter dans le cadre des opérations envisagées aux présentes et prendre les mesures raisonnables qui sont nécessaires au respect de ces lois applicables, sauf, dans chaque cas, dans la mesure où le fait qu'ils s'en abstiennent ne serait pas raisonnablement susceptible d'empêcher, d'entraver ou de retarder les opérations envisagées par la présente convention ou l'arrangement;

e) si les porteurs de titres approuvent la résolution relative à l'arrangement, comme l'exige l'ordonnance provisoire, présenter l'arrangement à la Cour et, de concert avec chacune des autres parties, demander l'ordonnance finale;

f) exécuter sans délai les dispositions de l'ordonnance finale qui s'appliquent à eux;

g) au moment du prononcé de l'ordonnance finale et si les conditions préalables stipulées à l'article 5 sont respectées, déposer sans délai auprès du directeur les clauses de l'arrangement, l'ordonnance finale et les documents connexes conformément au paragraphe 192(3) de la LCSA;

h) jusqu'à la date d'effet, permettre à chacune des autres parties ainsi qu'à leurs représentants et mandataires d'accéder, pendant les heures d'ouverture et sur préavis raisonnable en dehors des heures d'ouverture, à leurs actifs, biens, livres, registres, conventions et engagements et à ceux de leurs filiales et donner l'information les concernant, eux et leurs filiales, que les autres parties peuvent raisonnablement demander;

i) sauf indication contraire aux présentes, exploiter jusqu'à la date d'effet leur entreprise et celle de leurs filiales dans le cours normal des activités et conformément aux lois applicables;

j) s'opposer aux poursuites et aux autres instances juridiques, réglementaires et autres contestant ou concernant la présente convention ou la réalisation des opérations y étant envisagées (y compris l'arrangement);

k) dans la mesure du possible, faire lever ou annuler les ordonnances, notamment les injonctions et les ordonnances de ne pas faire les concernant, eux ou l'une de leurs filiales, qui pourraient porter atteinte à la capacité des parties de réaliser les opérations envisagées par les présentes (y compris l'arrangement);

l) à tous égards importants, se comporter jusqu'à la date d'effet de manière à tenir les autres parties pleinement informées de leurs activités et de leurs affaires et de celles de leurs filiales;

m) jusqu'à la date d'effet, s'abstenir : (i) de contracter ou de permettre à leurs filiales de contracter d'autres dettes substantielles; (ii) de créer des charges grevant leurs biens ou leurs actifs, ou bien ceux de leurs filiales, sauf dans le cours normal des activités; (iii) de fusionner ou de se regrouper avec une autre personne, sauf avec une filiale; (iv) sauf dans le cours normal des activités, de prendre des mesures, de conclure une opération ou d'engager des négociations qui pourraient être incompatibles avec la réalisation des opérations envisagées par la présente convention ou y nuire;

n) au plus tard à la date d'effet, effectuer les enregistrements, les dépôts et les présentations de renseignements que les autorités gouvernementales leur demandent relativement aux opérations envisagées par les présentes (y compris l'arrangement);

o) sauf indication expresse aux présentes et dans l'arrangement, s'abstenir jusqu'à la date d'effet de modifier leurs documents constitutifs, statuts et règlements administratifs, ainsi que ceux de leurs filiales, en vigueur à la date de la présente convention;

p) s'abstenir jusqu'à la date d'effet d'émettre des titres ou de conclure des conventions visant l'émission ou l'attribution d'options, de bons de souscription ou de droits visant l'achat de l'un de leurs titres;

q) s'abstenir jusqu'à la date d'effet de déclarer ou de verser des distributions, à l'exception de ce qui est requis à l'égard des distributions mensuelles aux porteurs de parts dans le cours normal et conformément aux pratiques antérieures, ou encore de verser une distribution de leurs biens ou de leurs actifs ou bien de ceux de leurs filiales à l'un de leurs porteurs de titres ou à des tiers ou de rembourser ou de racheter des titres sans le consentement écrit préalable des autres parties, consentement qui ne peut être refusé sans motif valable;

r) à la date d'effet, prendre les mesures qui leur sont prescrites aux termes du plan d'arrangement.

3.3 Engagements de nouvelle AltaGas

Sauf autorisation expresse ou indication contraire dans la présente convention (y compris le plan d'arrangement) et sauf exigence des lois applicables, nouvelle AltaGas s'engage, à compter de la date des présentes jusqu'à la date d'effet ou la résiliation de la présente convention, à s'acquitter des obligations dont elle doit s'acquitter ou dont il serait souhaitable qu'elle s'acquitte aux termes de la présente convention et à prendre les autres mesures nécessaires ou souhaitables pour, dans les meilleurs délais, réaliser les opérations envisagées dans la présente convention et leur donner effet et, sans que soit limitée la généralité de ce qui précède, à prendre ou à s'abstenir de prendre, selon le cas, les mesures suivantes :

a) prendre toutes les mesures raisonnables nécessaires pour donner effet aux opérations envisagées par la présente convention et l'arrangement et s'abstenir de prendre des mesures qui rendraient ou seraient raisonnablement susceptibles de rendre fausses sur un point important des déclarations qu'elle a faites ou des garanties qu'elle a données dans la présente convention avant l'heure d'effet ou la résiliation de la présente convention, selon la première de ces éventualités;

b) faire de son mieux sur le plan commercial pour obtenir les consentements, cessions, renonciations, modifications et résiliations nécessaires d'instruments et prendre les mesures qu'elle estime appropriées pour s'acquitter de ses obligations découlant des présentes et réaliser les opérations y étant envisagées;

c) faire de son mieux sur le plan commercial pour faire en sorte que chacune des conditions préalables stipulées à l'article 5 qu'il est en son pouvoir de respecter le soient au plus tard à la date d'effet;

d) faire les dépôts et présenter les demandes nécessaires aux termes des lois applicables, notamment la législation canadienne en valeurs mobilières applicable et la législation américaine en valeurs mobilières, qu'elle doit faire ou présenter dans le cadre des opérations envisagées aux présentes et prendre les mesures raisonnables qui sont nécessaires au respect de ces lois applicables, sauf, dans chaque cas, dans la mesure où le fait qu'elle s'en abstienne ne serait pas raisonnablement susceptible d'empêcher, d'entraver ou de retarder les opérations envisagées par la présente convention ou l'arrangement;

e) si les porteurs de titres approuvent la résolution relative à l'arrangement, comme l'exige l'ordonnance provisoire, présenter l'arrangement à la Cour et, de concert avec chacune des autres parties, demander l'ordonnance finale;

f) exécuter sans délai les dispositions de l'ordonnance finale qui s'appliquent à elle;

g) au moment du prononcé de l'ordonnance finale et si les conditions préalables stipulées à l'article 5 sont respectées, déposer sans délai auprès du directeur les clauses de l'arrangement, l'ordonnance finale et les documents connexes conformément au paragraphe 192(3) de la LCSA;

h) jusqu'à la date d'effet, permettre à chacune des autres parties ainsi qu'à leurs représentants et mandataires d'accéder, pendant les heures d'ouverture et sur préavis raisonnable en dehors des heures d'ouverture, à ses actifs, biens, livres, registres, conventions et engagements et à ceux de ses filiales et donner l'information les concernant, elle et ses filiales, que les autres parties peuvent raisonnablement demander;

i) sauf indication contraire aux présentes, exploiter jusqu'à la date d'effet son entreprise et celle de ses filiales dans le cours normal des activités et conformément aux lois applicables;

j) s'opposer aux poursuites et aux autres instances juridiques, réglementaires et autres contestant ou concernant la présente convention ou la réalisation des opérations y étant envisagées (y compris l'arrangement);

k) dans la mesure du possible, faire lever ou annuler les ordonnances, notamment les injonctions et les ordonnances de ne pas faire les concernant, elle ou l'une de ses filiales, qui pourraient porter atteinte à la capacité des parties de réaliser les opérations envisagées par les présentes (y compris l'arrangement);

l) à tous égards importants, se comporter jusqu'à la date d'effet de manière à tenir les autres parties pleinement informées de ses activités et de ses affaires et de celles de ses filiales;

m) jusqu'à la date d'effet, s'abstenir : (i) de contracter ou de permettre à ses filiales de contracter d'autres dettes substantielles; (ii) de créer des charges grevant ses biens ou ses actifs, ou bien ceux de ses filiales, sauf dans le cours normal des activités; (iii) de fusionner ou de se regrouper avec une autre personne, sauf avec une filiale; (iv) sauf dans le cours normal des activités, de prendre des mesures, de conclure une opération ou d'engager des négociations qui pourraient être incompatibles avec la réalisation des opérations envisagées par la présente convention ou y nuire;

n) au plus tard à la date d'effet, effectuer les enregistrements, les dépôts et les présentations de renseignements que les autorités gouvernementales lui demandent relativement aux opérations envisagées par les présentes (y compris l'arrangement);

o) sauf indication expresse aux présentes et dans l'arrangement, s'abstenir jusqu'à la date d'effet de modifier ses documents constitutifs, statuts et règlements administratifs, ainsi que ceux de ses filiales, en vigueur à la date de la présente convention;

p) s'abstenir jusqu'à la date d'effet de déclarer ou de verser des distributions ou encore de verser une distribution de ses biens ou de ses actifs ou bien de ceux de ses filiales à l'un de ses porteurs de titres ou à des tiers ou bien de rembourser ou de racheter des titres sans le consentement écrit préalable des autres parties, consentement qui ne peut être refusé sans motif valable;

q) réserver et autoriser aux fins d'émission les actions de nouvelle AltaGas qui pourront être émises aux termes de l'arrangement;

r) jusqu'à la date d'effet, ne pas émettre de titres ni conclure de conventions visant l'émission ou l'attribution d'options, de bons de souscription ou de droits d'achat de ses titres;

s) avant la date d'effet, collaborer avec le Fonds et le commandité dans le cadre de la demande d'inscription des actions de nouvelle AltaGas Amalco à la cote de la TSX;

t) à la date d'effet, prendre les mesures qui s'imposent aux termes du plan d'arrangement.

3.4 Engagements de nouvelle AltaGas 2

Sauf autorisation expresse ou indication contraire dans la présente convention (y compris le plan d'arrangement) et sauf exigence des lois applicables, nouvelle AltaGas 2 s'engage, à compter de la date des présentes jusqu'à la date d'effet ou la résiliation de la présente convention, à s'acquitter des obligations dont elle doit s'acquitter ou dont il serait souhaitable qu'elle s'acquitte aux termes de la présente convention et à prendre les autres mesures nécessaires ou souhaitables pour, dans les meilleurs délais, réaliser les opérations envisagées dans la présente convention et leur donner effet et, sans que soit limitée la généralité de ce qui précède, à prendre ou à s'abstenir de prendre, selon le cas, les mesures suivantes :

a) prendre toutes les mesures raisonnables nécessaires pour donner effet aux opérations envisagées par la présente convention et l'arrangement et s'abstenir de prendre des mesures qui rendraient ou seraient raisonnablement susceptibles de rendre fausses sur un point important des déclarations qu'elle a faites ou des garanties qu'elle a données dans la présente convention avant l'heure d'effet ou la résiliation de la présente convention, selon la première de ces éventualités;

b) faire de son mieux sur le plan commercial pour obtenir les consentements, cessions, renonciations, modifications et résiliations nécessaires d'instruments et prendre les mesures qu'elle estime appropriées pour s'acquitter de ses obligations découlant des présentes et réaliser les opérations y étant envisagées;

c) faire de son mieux sur le plan commercial pour faire en sorte que chacune des conditions préalables stipulées à l'article 5 qu'il est en son pouvoir de respecter le soient au plus tard à la date d'effet;

d) faire les dépôts et présenter les demandes nécessaires aux termes des lois applicables, notamment la législation canadienne en valeurs mobilières applicable et la législation américaine en valeurs mobilières, qu'elle doit faire ou présenter dans le cadre des opérations envisagées aux présentes et prendre les mesures raisonnables qui sont nécessaires au respect de ces lois applicables, sauf, dans chaque cas, dans la mesure où le fait qu'elle s'en abstienne ne serait pas raisonnablement susceptible d'empêcher, d'entraver ou de retarder les opérations envisagées par la présente convention ou l'arrangement;

e) si les porteurs de titres approuvent la résolution relative à l'arrangement, comme l'exige l'ordonnance provisoire, présenter l'arrangement à la Cour et, de concert avec chacune des autres parties, demander l'ordonnance finale;

f) exécuter sans délai les dispositions de l'ordonnance finale qui s'appliquent à elle;

g) au moment du prononcé de l'ordonnance finale et si les conditions préalables stipulées à l'article 5 sont respectées, déposer sans délai auprès du directeur les clauses de l'arrangement, l'ordonnance finale et les documents connexes conformément au paragraphe 192(3) de la LCSA;

h) jusqu'à la date d'effet, permettre à chacune des autres parties ainsi qu'à leurs représentants et mandataires d'accéder, pendant les heures d'ouverture et sur préavis raisonnable en dehors des heures d'ouverture, à ses actifs, biens, livres, registres, conventions et engagements et à ceux de

ses filiales et donner l'information les concernant, elle et ses filiales, que les autres parties peuvent raisonnablement demander;

i) sauf indication contraire aux présentes, exploiter jusqu'à la date d'effet son entreprise et celle de ses filiales dans le cours normal des activités et conformément aux lois applicables;

j) s'opposer aux poursuites et aux autres instances juridiques, réglementaires et autres contestant ou concernant la présente convention ou la réalisation des opérations y étant envisagées (y compris l'arrangement);

k) dans la mesure du possible, faire lever ou annuler les ordonnances, notamment les injonctions et les ordonnances de ne pas faire les concernant, elle ou l'une de ses filiales, qui pourraient porter atteinte à la capacité des parties de réaliser les opérations envisagées par les présentes (y compris l'arrangement);

l) à tous égards importants, se comporter jusqu'à la date d'effet de manière à tenir les autres parties pleinement informées de ses activités et de ses affaires et de celles de ses filiales;

m) jusqu'à la date d'effet, s'abstenir : (i) de contracter ou de permettre à ses filiales de contracter d'autres dettes substantielles; (ii) de créer des charges grevant ses biens ou ses actifs, ou bien ceux de ses filiales, sauf dans le cours normal des activités; (iii) de fusionner ou de se regrouper avec une autre personne, sauf avec une filiale; (iv) sauf dans le cours normal des activités, de prendre des mesures, de conclure une opération ou d'engager des négociations qui pourraient être incompatibles avec la réalisation des opérations envisagées par la présente convention ou y nuire;

n) au plus tard à la date d'effet, effectuer les enregistrements, les dépôts et les présentations de renseignements que les autorités gouvernementales lui demandent relativement aux opérations envisagées par les présentes (y compris l'arrangement);

o) sauf indication expresse aux présentes et dans l'arrangement, s'abstenir jusqu'à la date d'effet de modifier ses documents constitutifs, statuts et règlements administratifs, ainsi que ceux de ses filiales, en vigueur à la date de la présente convention;

p) s'abstenir jusqu'à la date d'effet de déclarer ou de verser des distributions ou encore de verser une distribution de ses biens ou de ses actifs ou bien de ceux de ses filiales à l'un de ses porteurs de titres ou à des tiers ou bien de rembourser ou de racheter des titres sans le consentement écrit préalable des autres parties, consentement qui ne peut être refusé sans motif valable;

q) réserver et autoriser aux fins d'émission les actions de nouvelle AltaGas 2, les actions privilégiées de premier rang de nouvelle AltaGas 2 et les actions privilégiées de second rang de nouvelle AltaGas 2 qui pourront être émises aux termes de l'arrangement;

r) jusqu'à la date d'effet, à l'exception des 100 actions de nouvelle AltaGas 2 émises au commandité ou devant l'être, ne pas émettre de titres ni conclure de conventions visant l'émission ou l'attribution d'options, de bons de souscription ou de droits d'achat de ses titres;

s) avant la date d'effet, collaborer avec le Fonds et le commandité dans le cadre de la demande d'inscription des actions de nouvelle AltaGas Amalco à la cote de la TSX;

t) à la date d'effet, prendre les mesures qui s'imposent aux termes du plan d'arrangement.

3.5 Modifications de la déclaration de fiducie, de la déclaration de fiducie de Holding, de la convention de société en commandite d'AltaGas LP1 et de la convention de société en commandite d'AltaGas LP2

Les parties conviennent que, conformément à l'arrangement, la déclaration de fiducie, la déclaration de fiducie de Holding, la convention de société en commandite d'AltaGas LP1 et la convention de société en commandite d'AltaGas LP2 sont modifiées à la satisfaction raisonnable du Fonds, de Holding Trust, d'AltaGas LP1 et d'AltaGas LP2 dans la mesure nécessaire pour faciliter l'arrangement.

ARTICLE 4
DÉCLARATIONS ET GARANTIES

4.1 Déclarations et garanties du Fonds

Le Fonds déclare et garantit aux autres parties et en leur faveur ce qui suit et reconnaît qu'elles se fondent sur ces déclarations et ces garanties.

a) Organisation et admissibilité. Le Fonds est une fiducie dûment créée et existant valablement sous le régime des lois de l'Alberta et a l'autorité et le pouvoir fiduciaires nécessaires pour avoir la propriété de ses actifs et exercer ses activités actuelles. Il est dûment enregistré pour exercer ses activités ou exploiter une entreprise, selon le cas, là où la nature de ses actifs, en propriété ou en location, ou la nature de ses activités nécessite cet enregistrement, sauf dans le cas où le fait de ne pas être ainsi enregistré n'aurait pas d'effet défavorable important sur lui.

b) Pouvoir relatif à la présente convention. AltaGas a l'autorité et le pouvoir internes nécessaires pour signer la présente convention en sa qualité d'administrateur du Fonds et le Fonds a l'autorité et le pouvoir fiduciaires nécessaires, selon le cas, pour s'acquitter de ses obligations découlant des présentes. Le conseil d'administration a dûment autorisé la signature et la remise de la présente convention ainsi que la réalisation par le Fonds de l'arrangement et des opérations envisagées par la présente convention et, sous réserve de l'approbation exigée des porteurs de titres, le Fonds n'a pas d'autres mesures à prendre pour faire autoriser la présente convention, l'arrangement ou les autres opérations envisagées par la présente convention. La présente convention a été dûment signée et remise par AltaGas pour le compte du Fonds et constitue une obligation légale, valide et exécutoire du Fonds qui lui est opposable conformément à ses conditions; toutefois, ce caractère exécutoire peut être limité par des lois d'application générale touchant les droits des créanciers, notamment sur la faillite, l'insolvabilité, le transfert frauduleux, la réorganisation ou les moratoires, et les recours en equity, y compris l'exécution en nature, sont discrétionnaires et pourraient ne pas être ordonnés.

c) Pas de violation. La signature et la remise de la présente convention et des documents à remettre conformément aux présentes ainsi que la réalisation des opérations envisagées aux présentes et dans ces documents :

   (i) n'entraînent pas et n'entraîneront pas la violation des documents constitutifs du Fonds;

   (ii) n'entraînent pas et n'entraîneront pas à la date d'effet la violation d'une convention, d'un instrument, d'une licence, d'un permis ou d'un pouvoir auquel le Fonds est partie ou par lequel il est lié et qui est important pour lui ou auquel des biens importants lui appartenant sont assujettis, et ne constituent pas et ne constitueront pas à la date d'effet un manquement à cet égard;

   (iii) ne violent pas et ne violeront pas à la date d'effet une loi ou un règlement administratif, ou encore une ordonnance, un jugement, un arrêt ou un décret judiciaire ou administratif applicable au Fonds et connu de lui dont la violation entraînerait pour lui des répercussions défavorables importantes.

d) Litiges. Il n'y a pas d'actions, de poursuites ou de procédures qui soient en cours ou en instance ni, à la connaissance du Fonds, de menace à cet effet ou pour lesquelles il y a des fondements raisonnables et qui touchent ou dont on pourrait raisonnablement s'attendre à ce qu'elles touchent le Fonds ou l'un de ses biens ou de ses actifs, en common law ou en equity, ou par ou devant un tribunal ou une entité gouvernementale, qui comportent, individuellement ou dans l'ensemble, la possibilité qu'un jugement rendu contre le Fonds ou qu'une responsabilité attribuée au Fonds soit raisonnablement susceptible d'avoir un effet défavorable important sur le Fonds ou porte gravement atteinte à sa capacité de réaliser l'arrangement si la partie adverse obtient gain de cause.

e) Statut d'émetteur assujetti. Le Fonds est un émetteur assujetti (là où ce concept existe) dans toutes les provinces du Canada et respecte à tous égards importants la législation canadienne en valeurs mobilières y étant applicable. Les parts de fiducie sont inscrites à la cote de la TSX et le Fonds en respecte les règles à tous égards importants.

f) Structure du capital. À la date des présentes, le capital autorisé du Fonds est composé d'un nombre illimité de parts de fiducie et d'une part à droit de vote spécial. En date du 29 avril 2010, 79 148 242 parts de fiducie et une part à droit de vote spécial étaient émises et en circulation (soit 2 081 647 voix). En date du 29 avril 2010, à l'exception de 3 756 875 parts de fiducie qui pourront être émises dans le cadre de l'exercice d'options du Fonds en circulation et de 2 081 647 parts de fiducie qui pourront être émises conformément aux parts B de LP1 en circulation, il n'y avait pas d'options, de bons de souscription ni d'autres droits, conventions ou engagements de quelque nature que ce soit qui exigent l'émission, la vente ou le transfert par le Fonds de titres du Fonds (y compris des parts de fiducie) ou de titres qui, notamment par conversion, échange ou exercice, donnent le droit d'acquérir des titres du Fonds (y compris des parts de Fiducie). Les parts de fiducie en circulation ont été dûment autorisées et émises valablement, sont entièrement libérées, et ne violent pas de droit préférentiel de souscription et n'y sont pas assujetties. Par ailleurs, la totalité des parts de fiducie qui pourront être émises dans le cadre du régime d'options d'achat de parts de fiducie conformément à leurs conditions seront dûment autorisées, valablement émises et entièrement libérées et ne seront pas assujetties à des droits préférentiels de souscription.

g) Propriété des filiales. À la date des présentes et exception faite des parts B de LP1, le Fonds est le propriétaire véritable direct ou indirect de la totalité des actions, des parts de fiducie et des parts de société en commandite en circulation, selon le cas, de ses filiales et possède un titre valable à cet égard, libre de toute charge. Il n'existe pas d'options, de bons de souscription ni d'autres droits, ni de régimes de droit des actionnaires ou des porteurs de parts, de conventions ou d'engagements de quelque nature que ce soit qui exigent l'émission, la vente ou le transfert par l'une des filiales du Fonds de titres des filiales du Fonds ou de titres qui, notamment par conversion, échange ou exercice, donnent le droit d'acquérir des titres des filiales du Fonds. Les titres en circulation des filiales du Fonds ont été dûment autorisés et émis valablement, sont entièrement libérés, et ne violent pas de droit de souscription préférentiel et n'y sont pas assujettis.

h) Pas d'ordonnance. Les autorités de réglementation n'ont pas rendu d'ordonnance ou de décision qui a pour effet de suspendre la vente ou d'interrompre la négociation des parts de fiducie ou d'autres titres du Fonds et qui demeure en vigueur, et aucune procédure à cette fin n'a été intentée ni n'est en instance ni, à la connaissance du Fonds, n'est envisagée ou sur le point d'être intentée en vertu des lois applicables ou par une autre autorité de réglementation.

i) Respect des lois. Le Fonds respecte les lois applicables à l'exercice de ses activités, sauf dans les cas où leur non-respect n'aurait pas d'effet défavorable important sur ses activités, ses affaires, son exploitation, ses actifs, ses perspectives et sa situation financière ainsi que sur sa capacité à réaliser l'arrangement.

j) Fiducie de fonds commun de placement. Le Fonds est une « fiducie de fonds commun de placement » et une « fiducie d'investissement à participation unitaire » au sens de la LIR.

k) Émetteur privé étranger. Le Fonds est un émetteur privé étranger (*foreign private issuer*) au sens de la *Rule 405* du *Regulation C* adopté par la SEC aux termes de la Loi de 1933.

l) Approbation du conseil. Le conseil d'administration a approuvé l'arrangement et la présente convention à l'unanimité et a établi à l'unanimité que l'arrangement va dans l'intérêt du Fonds et des porteurs de titres, et il a établi à l'unanimité que l'arrangement est équitable pour les porteurs de titres.

m) Circulaire. Aux dates auxquelles elle est arrêtée, l'information de la circulaire sur le Fonds et ses filiales est complète et véridique à tous égards importants et ne contient pas d'information fausse ou trompeuse au sens de la législation en valeurs mobilières applicable, et aucun changement défavorable important dans cette information à ce jour n'a pas été communiqué dans le public.

4.2 Déclarations et garanties de Holding Trust

Holding Trust déclare et garantit aux autres parties et en leur faveur ce qui suit et reconnaît qu'elles se fondent sur ces déclarations et ces garanties.

a) Organisation et admissibilité. Holding Trust est une fiducie dûment créée et existant valablement sous le régime des lois de l'Alberta et a l'autorité et le pouvoir fiduciaires nécessaires pour avoir la propriété de ses actifs et exercer ses activités actuelles. Elle est dûment enregistrée pour exercer ses activités ou exploiter une entreprise, selon le cas, là où la nature de ses actifs, en propriété ou en location, ou la nature de ses activités nécessite cet enregistrement, sauf dans le cas où le fait de ne pas être ainsi enregistrée n'aurait pas d'effet défavorable important sur elle.

b) Pouvoir relatif à la présente convention. Le fiduciaire de Holding Trust a l'autorité et le pouvoir nécessaires pour signer la présente convention en sa qualité de fiduciaire de Holding Trust et Holding Trust a l'autorité et le pouvoir internes fiduciaires nécessaires, selon le cas, pour s'acquitter de ses obligations découlant des présentes. Le fiduciaire de Holding Trust a dûment autorisé la signature et la remise de la présente convention ainsi que la réalisation par Holding Trust de l'arrangement et des opérations envisagées par la présente convention et, sous réserve de l'approbation exigée des porteurs de titres, Holding Trust n'a pas d'autres mesures à prendre pour faire autoriser la présente convention, l'arrangement ou les autres opérations envisagées par la présente convention. La présente convention a été dûment signée et remise par le fiduciaire de Holding Trust pour le compte de Holding Trust et constitue une obligation légale, valide et exécutoire de Holding Trust qui lui est opposable conformément à ses conditions; toutefois, ce caractère exécutoire peut être limité par des lois d'application générale touchant les droits des créanciers, notamment sur la faillite, l'insolvabilité, le transfert frauduleux, la réorganisation ou les moratoires, et les recours en equity, y compris l'exécution en nature, sont discrétionnaires et pourraient ne pas être ordonnés.

c) Pas de violation. La signature et la remise de la présente convention et des documents à remettre conformément aux présentes ainsi que la réalisation des opérations envisagées aux présentes et dans ces documents :

(i) n'entraînent pas et n'entraîneront pas la violation des documents constitutifs de Holding Trust;

(ii) n'entraînent pas et n'entraîneront pas à la date d'effet la violation d'une convention, d'un instrument, d'une licence, d'un permis ou d'un pouvoir auquel Holding Trust est partie ou par lequel elle est liée et qui est important pour elle ou auquel des biens importants lui appartenant sont assujettis, et ne constituent pas et ne constitueront pas à la date d'effet un manquement à cet égard;

(iii) ne violent pas et ne violeront pas à la date d'effet une loi ou un règlement administratif, ou encore une ordonnance, un jugement, un arrêt ou un décret judiciaire ou administratif applicable à Holding Trust et connu d'elle dont la violation entraînerait pour elle des répercussions défavorables importantes.

d) Litiges. Il n'y a pas d'actions, de poursuites ou de procédures qui soient en cours ou en instance ni, à la connaissance de Holding Trust, de menace à cet effet ou pour lesquelles il y a des fondements raisonnables et qui touchent ou dont on pourrait raisonnablement s'attendre à ce qu'elles touchent Holding Trust ou l'un de ses biens ou de ses actifs, en common law ou en equity, ou par ou devant un tribunal ou une entité gouvernementale, qui comportent, individuellement ou dans l'ensemble, la possibilité qu'un jugement rendu contre Holding Trust ou qu'une responsabilité attribuée à Holding Trust soit raisonnablement susceptible d'avoir un effet défavorable important sur Holding Trust ou porte gravement atteinte à la capacité du Fonds de réaliser l'arrangement si la partie adverse obtient gain de cause.

e) Structure du capital. À la date des présentes, le capital autorisé de Holding Trust est composé d'un nombre illimité de parts de fiducie. À la date des présentes, le Fonds détient toutes les parts de fiducie émises et en circulation. Il n'y a pas d'options, de bons de souscription ni d'autres droits, conventions ou engagements de quelque nature que ce soit qui exigent l'émission, la vente ou le transfert par Holding Trust de titres de Holding Trust ou de titres qui, notamment par conversion, échange ou exercice, donnent le droit d'acquérir des titres de Holding Trust. Les parts de fiducie en circulation ont été dûment autorisées et émises valablement, sont entièrement libérées, et ne violent pas de droit préférentiel de souscription et n'y sont pas assujetties.

4.3 Déclarations et garanties d'AltaGas LP1

AltaGas LP1 déclare et garantit aux autres parties et en leur faveur ce qui suit et reconnaît qu'elles se fondent sur ces déclarations et ces garanties.

a) Organisation. AltaGas LP1 est une société en commandite dûment créée et existant valablement sous le régime des lois de l'Alberta et a l'autorité et le pouvoir internes nécessaires pour avoir la propriété ou la location de ses biens et de ses actifs, exploiter son entreprise comme elle le fait actuellement, conclure la présente convention et s'acquitter de ses obligations découlant des présentes.

b) Structure du capital. Le capital autorisé d'AltaGas LP1 est composé de la participation du commandité, d'un nombre illimité de parts A de LP1 et d'un nombre illimité de parts B de LP1. À la date des présentes, Holding Trust détient toutes les parts A de LP1 émises et en circulation et, en date du 29 avril 2010, 2 081 647 parts B de LP1 étaient émises, en circulation et entièrement libérées.

c) Pas de violation. La signature et la remise de la présente convention et des documents à remettre conformément aux présentes ainsi que la réalisation des opérations envisagées aux présentes et dans ces documents :

(i) n'entraînent pas et n'entraîneront pas la violation des documents constitutifs d'AltaGas LP1;

(ii) n'entraînent pas et n'entraîneront pas à la date d'effet la violation d'une convention, d'un instrument, d'une licence, d'un permis ou d'un pouvoir auquel AltaGas LP1 est partie ou par lequel elle est liée et qui est important pour elle ou auquel des biens importants lui appartenant sont assujettis, et ne constituent pas et ne constitueront pas à la date d'effet un manquement à cet égard;

(iii) ne violent pas et ne violeront pas à la date d'effet une loi ou un règlement administratif, ou encore une ordonnance, un jugement, un arrêt ou un décret judiciaire ou administratif applicable à AltaGas LP1 et connu d'elle dont la violation entraînerait pour elle des répercussions défavorables importantes.

d) Litiges. Il n'y a pas d'actions, de poursuites ou de procédures qui soient en cours ou en instance ni, à la connaissance d'AltaGas LP1, de menace à cet effet ou pour lesquelles il y a des fondements raisonnables et qui touchent ou dont on pourrait raisonnablement s'attendre à ce qu'elles touchent AltaGas LP1 ou l'un de ses biens ou de ses actifs, en common law ou en equity, ou par ou devant un tribunal ou une entité gouvernementale, qui comportent, individuellement ou dans l'ensemble, la possibilité qu'un jugement rendu contre AltaGas LP1 ou qu'une responsabilité attribuée à AltaGas LP1 soit raisonnablement susceptible d'avoir un effet défavorable important sur AltaGas LP1 ou porte gravement atteinte à la capacité du Fonds de réaliser l'arrangement si la partie adverse obtient gain de cause.

e) Caractère exécutoire. Le commandité, à titre de commandité d'AltaGas LP1, a dûment approuvé la signature et la remise de la présente convention ainsi que la réalisation des opérations envisagées aux présentes, et la présente convention constitue une obligation valide et exécutoire d'AltaGas LP1 qui lui est opposable conformément à ses conditions; toutefois, ce caractère exécutoire peut être limité par des lois d'application générale touchant les droits des créanciers, notamment sur la faillite, l'insolvabilité, le transfert frauduleux, la réorganisation ou les moratoires, et les recours en equity, y compris l'exécution en nature, sont discrétionnaires et pourraient ne pas être ordonnés.

f) Titres. Sauf exigence de la présente convention et du plan d'arrangement, personne ne détient de titres qui, par conversion ou échange, donnent droit à des parts non émises ou à d'autres titres d'AltaGas LP1 et personne ne détient de convention, de bon de souscription, d'option, de droit, de priorité ou de privilège qui soit ou qui puisse devenir une convention, un bon de souscription, une option ou un droit (avec ou sans conditions) dans le but d'acquérir des parts non émises ou d'autres titres d'AltaGas LP1.

4.4 Déclarations et garanties d'AltaGas LP2

AltaGas LP2 déclare et garantit aux autres parties et en leur faveur ce qui suit et reconnaît qu'elles se fondent sur ces déclarations et ces garanties.

a) Organisation. AltaGas LP2 est une société en commandite dûment créée et existant valablement sous le régime des lois de l'Alberta et a l'autorité et le pouvoir internes nécessaires pour avoir la propriété ou la location de ses biens et de ses actifs, exploiter son entreprise comme elle le fait actuellement, conclure la présente convention et s'acquitter de ses obligations découlant des présentes.

b) Structure du capital. Le capital autorisé d'AltaGas LP2 est composé d'une participation de commandité, d'un nombre illimité de parts A de LP2 et d'un nombre illimité de parts B de LP1. À la date des présentes, AltaGas LP1 détient toutes les parts A de LP2 émises et en circulation et aucune part B de LP2 n'est émise et en circulation.

c) Pas de violation. La signature et la remise de la présente convention et des documents à remettre conformément aux présentes ainsi que la réalisation des opérations envisagées aux présentes et dans ces documents :

(i) n'entraînent pas et n'entraîneront pas la violation des documents constitutifs d'AltaGas LP2;

(ii) n'entraînent pas et n'entraîneront pas à la date d'effet la violation d'une convention, d'un instrument, d'une licence, d'un permis ou d'un pouvoir auquel AltaGas LP2 est partie ou par lequel elle est liée et qui est important pour elle ou auquel des biens importants lui appartenant sont assujettis, et ne constituent pas et ne constitueront pas à la date d'effet un manquement à cet égard;

(iii) ne violent pas et ne violeront pas à la date d'effet une loi ou un règlement administratif, ou encore une ordonnance, un jugement, un arrêt ou un décret judiciaire ou administratif applicable à AltaGas LP2 et connu d'elle dont la violation entraînerait pour elle des répercussions défavorables importantes.

d) Litiges. Il n'y a pas d'actions, de poursuites ou de procédures qui soient en cours ou en instance ni, à la connaissance d'AltaGas LP2, de menace à cet effet ou pour lesquelles il y a des fondements raisonnables et qui touchent ou dont on pourrait raisonnablement s'attendre à ce qu'elles touchent AltaGas LP2 ou l'un de ses biens ou de ses actifs, en common law ou en equity, ou par ou devant un tribunal ou une entité gouvernementale, qui comportent, individuellement ou dans l'ensemble, la possibilité qu'un jugement rendu contre AltaGas LP2 ou qu'une responsabilité attribuée à AltaGas LP2 soit raisonnablement susceptible d'avoir un effet défavorable important sur AltaGas LP2 ou porte gravement atteinte à la capacité du Fonds de réaliser l'arrangement si la partie adverse obtient gain de cause.

e) Caractère exécutoire. Le commandité, à titre de commandité d'AltaGas LP2, a dûment approuvé la signature et la remise de la présente convention ainsi que la réalisation des opérations envisagées aux présentes, et la présente convention constitue une obligation valide et exécutoire d'AltaGas LP2 qui lui est opposable conformément à ses conditions; toutefois, ce caractère exécutoire peut être limité par des lois d'application générale touchant les droits des créanciers, notamment sur la faillite, l'insolvabilité, le transfert frauduleux, la réorganisation ou les moratoires, et les recours en equity, y compris l'exécution en nature, sont discrétionnaires et pourraient ne pas être ordonnés.

f) Titres. Sauf exigence de la présente convention et du plan d'arrangement, personne ne détient de titres qui, par conversion ou échange, donnent droit à des parts non émises ou à d'autres titres d'AltaGas LP2 et personne ne détient de convention, de bon de souscription, d'option, de droit, de priorité ou de privilège qui soit ou qui puisse devenir une convention, un bon de souscription, une option ou un droit (avec ou sans conditions) dans le but d'acquérir des parts non émises ou d'autres titres d'AltaGas LP2.

4.5 Déclarations et garanties d'AltaGas

AltaGas déclare et garantit aux autres parties et en leur faveur ce qui suit et reconnaît qu'elles se fondent sur ces déclarations et ces garanties.

a) Organisation. AltaGas est une société dûment fusionnée et existant valablement sous le régime des lois du Canada et a l'autorité et le pouvoir internes nécessaires pour avoir la propriété ou la location de ses biens et de ses actifs, exploiter son entreprise comme elle le fait actuellement, conclure la présente convention et s'acquitter de ses obligations découlant des présentes.

b) Structure du capital. Le capital autorisé d'AltaGas est composé ou sera composé à la date d'effet d'un nombre illimité d'actions de catégorie A d'AltaGas, d'un nombre illimité d'actions de catégorie B d'AltaGas et d'un nombre illimité d'actions privilégiées. À la date des présentes, toutes les actions émises et en circulation sont détenues par AltaGas LP2 et sont entièrement libérées.

c) Pas de violation. La signature et la remise de la présente convention et des documents à remettre conformément aux présentes ainsi que la réalisation des opérations envisagées aux présentes et dans ces documents :

(i) n'entraînent pas et n'entraîneront pas la violation des statuts et des règlements d'AltaGas;

(ii) n'entraînent pas et n'entraîneront pas à la date d'effet la violation d'une convention, d'un instrument, d'une licence, d'un permis ou d'un pouvoir auquel AltaGas est partie ou par lequel elle est liée et qui est important pour elle ou auquel des biens importants lui appartenant sont assujettis, et ne constituent pas et ne constitueront pas à la date d'effet un manquement à cet égard;

(iii) ne violent pas et ne violeront pas à la date d'effet une loi ou un règlement administratif, ou encore une ordonnance, un jugement, un arrêt ou un décret judiciaire ou administratif applicable à AltaGas et connu d'elle dont la violation entraînerait pour elle des répercussions défavorables importantes.

d) Litiges. Il n'y a pas d'actions, de poursuites ou de procédures qui soient en cours ou en instance ni, à la connaissance d'AltaGas, de menace à cet effet ou pour lesquelles il y a des fondements raisonnables et qui touchent ou dont on pourrait raisonnablement s'attendre à ce qu'elles touchent AltaGas ou l'un de ses biens ou de ses actifs, en common law ou en equity, ou par ou devant un tribunal ou une entité gouvernementale, qui comportent, individuellement ou dans l'ensemble, la possibilité qu'un jugement rendu contre AltaGas ou qu'une responsabilité attribuée à AltaGas soit raisonnablement susceptible d'avoir un effet défavorable important sur AltaGas ou porte gravement atteinte à la capacité du Fonds de réaliser l'arrangement si la partie adverse obtient gain de cause.

e) Caractère exécutoire. Le conseil d'administration d'AltaGas a dûment approuvé la signature et la remise de la présente convention ainsi que la réalisation des opérations envisagées aux présentes, et la présente convention constitue une obligation valide et exécutoire d'AltaGas qui lui est opposable conformément à ses conditions; toutefois, ce caractère exécutoire peut être limité par des lois d'application générale touchant les droits des créanciers, notamment sur la faillite, l'insolvabilité, le transfert frauduleux, la réorganisation ou les moratoires, et les recours en equity, y compris l'exécution en nature, sont discrétionnaires et pourraient ne pas être ordonnés.

f) Titres. Sauf exigence de la présente convention et du plan d'arrangement, personne ne détient de titres qui, par conversion ou échange, donnent droit à des actions non émises ou à d'autres titres d'AltaGas et personne ne détient de convention, de bon de souscription, d'option, de droit, de priorité ou de privilège qui soit ou qui puisse devenir une convention, un bon de souscription, une option ou un droit (avec ou sans conditions) dans le but d'acquérir des actions non émises ou d'autres titres d'AltaGas.

4.6 Déclarations et garanties du commandité

Le commandité déclare et garantit aux autres parties et en leur faveur ce qui suit et reconnaît qu'elles se fondent sur ces déclarations et ces garanties.

a) Organisation. Le commandité est une société dûment fusionnée et existant valablement sous le régime des lois du Canada et a l'autorité et le pouvoir internes nécessaires pour avoir la propriété ou la location de ses biens et de ses actifs, exploiter son entreprise comme il le fait actuellement, conclure la présente convention et s'acquitter de ses obligations découlant des présentes.

b) Structure du capital. Le capital autorisé du commandité est composé ou sera composé à la date d'effet d'un nombre illimité d'actions du commandité. À la date des présentes, une (1) action du commandité est émise, en circulation et entièrement libérée.

c) Pas de violation. La signature et la remise de la présente convention et des documents à remettre conformément aux présentes ainsi que la réalisation des opérations envisagées aux présentes et dans ces documents :

(i) n'entraînent pas et n'entraîneront pas la violation des statuts et des règlements du commandité;

(ii) n'entraînent pas et n'entraîneront pas à la date d'effet la violation d'une convention, d'un instrument, d'une licence, d'un permis ou d'un pouvoir auquel le commandité est partie ou par lequel il est lié et qui est important pour lui ou auquel des biens importants lui appartenant sont assujettis, et ne constituent pas et ne constitueront pas à la date d'effet un manquement à cet égard;

(iii) ne violent pas et ne violeront pas à la date d'effet une loi ou un règlement administratif, ou encore une ordonnance, un jugement, un arrêt ou un décret judiciaire ou administratif applicable au commandité et connu de lui dont la violation entraînerait pour lui des répercussions défavorables importantes.

d) Litiges. Il n'y a pas d'actions, de poursuites ou de procédures qui soient en cours ou en instance ni, à la connaissance du commandité, de menace à cet effet ou pour lesquelles il y a des fondements raisonnables et qui touchent ou dont on pourrait raisonnablement s'attendre à ce qu'elles touchent le commandité ou l'un de ses biens ou de ses actifs, en common law ou en equity, ou par ou devant un tribunal ou une entité gouvernementale, qui comportent, individuellement ou dans l'ensemble, la possibilité qu'un jugement rendu contre le commandité ou qu'une responsabilité attribuée au commandité soit raisonnablement susceptible d'avoir un effet défavorable important sur le commandité ou porte gravement atteinte à la capacité du Fonds de réaliser l'arrangement si la partie adverse obtient gain de cause.

e) Caractère exécutoire.. Le conseil d'administration du commandité a dûment approuvé la signature et la remise de la présente convention ainsi que la réalisation des opérations envisagées aux présentes, et la présente convention constitue une obligation valide et exécutoire du commandité qui lui est opposable conformément à ses conditions; toutefois, ce caractère exécutoire peut être limité par des lois d'application générale touchant les droits des créanciers, notamment sur la faillite, l'insolvabilité, le transfert frauduleux, la réorganisation ou les moratoires, et les recours en equity, y compris l'exécution en nature, sont discrétionnaires et pourraient ne pas être ordonnés.

f) Titres. Sauf exigence de la présente convention et du plan d'arrangement, personne ne détient de titres qui, par conversion ou échange, donnent droit à des actions non émises ou à d'autres titres du commandité et personne ne détient de convention, de bon de souscription, d'option, de droit, de priorité ou de privilège qui soit ou qui puisse devenir une convention, un bon de souscription, une option ou un droit (avec ou sans conditions) dans le but d'acquérir des actions non émises ou d'autres titres du commandité.

4.7 Déclarations et garanties de nouvelle AltaGas

Nouvelle AltaGas déclare et garantit aux autres parties et en leur faveur ce qui suit et reconnaît qu'elles se fondent sur ces déclarations et ces garanties.

a) Organisation. Nouvelle AltaGas est une société dûment constituée et existant valablement sous le régime des lois du Canada et a l'autorité et le pouvoir internes nécessaires pour avoir la propriété ou la location de ses biens et de ses actifs, exploiter son entreprise comme elle le fait actuellement, conclure la présente convention et s'acquitter de ses obligations découlant des présentes.

b) Structure du capital. Le capital autorisé de nouvelle AltaGas est composé ou sera composé à la date d'effet d'un nombre illimité d'actions de nouvelle AltaGas. À la date des présentes, aucune action de nouvelle AltaGas n'est émise, en circulation et entièrement libérée.

c) Pas de violation. La signature et la remise de la présente convention et des documents à remettre conformément aux présentes ainsi que la réalisation des opérations envisagées aux présentes et dans ces documents :

(i) n'entraînent pas et n'entraîneront pas la violation des statuts et des règlements de nouvelle AltaGas;

(ii) n'entraînent pas et n'entraîneront pas à la date d'effet la violation d'une convention, d'un instrument, d'une licence, d'un permis ou d'un pouvoir auquel nouvelle AltaGas est partie ou par lequel elle est liée et qui est important pour elle ou auquel des biens importants lui appartenant sont assujettis, et ne constituent pas et ne constitueront pas à la date d'effet un manquement à cet égard;

(iii) ne violent pas et ne violeront pas à la date d'effet une loi ou un règlement administratif, ou encore une ordonnance, un jugement, un arrêt ou un décret judiciaire ou administratif applicable à nouvelle AltaGas et connu d'elle dont la violation entraînerait pour elle des répercussions défavorables importantes.

d) Litiges. Il n'y a pas d'actions, de poursuites ou de procédures qui soient en cours ou en instance ni, à la connaissance de nouvelle AltaGas, de menace à cet effet ou pour lesquelles il y a des fondements raisonnables et qui touchent ou dont on pourrait raisonnablement s'attendre à ce qu'elles touchent nouvelle AltaGas ou l'un de ses biens ou de ses actifs, en common law ou en equity, ou par ou devant un tribunal ou une entité gouvernementale, qui comportent, individuellement ou dans l'ensemble, la possibilité qu'un jugement rendu contre nouvelle AltaGas ou qu'une responsabilité attribuée à nouvelle AltaGas soit raisonnablement susceptible d'avoir un effet défavorable important sur nouvelle AltaGas ou porte gravement atteinte à la capacité du Fonds de réaliser l'arrangement si la partie adverse obtient gain de cause.

e) Caractère exécutoire. Le conseil d'administration de nouvelle AltaGas a dûment approuvé la signature et la remise de la présente convention ainsi que la réalisation des opérations envisagées aux présentes, et la présente convention constitue une obligation valide et exécutoire de nouvelle AltaGas qui lui est opposable conformément à ses conditions; toutefois, ce caractère exécutoire peut être limité par des lois d'application générale touchant les droits des créanciers, notamment sur la faillite, l'insolvabilité, le transfert frauduleux, la réorganisation ou les moratoires, et les recours en equity, y compris l'exécution en nature, sont discrétionnaires et pourraient ne pas être ordonnés.

f) Titres. Sauf exigence de la présente convention et du plan d'arrangement, personne ne détient de titres qui, par conversion ou échange, donnent droit à des actions non émises ou à d'autres titres de nouvelle AltaGas et personne ne détient de convention, de bon de souscription, d'option, de droit, de priorité ou de privilège qui soit ou qui puisse devenir une convention, un bon de souscription, une option ou un droit (avec ou sans conditions) dans le but d'acquérir des actions non émises ou d'autres titres de nouvelle AltaGas.

g) Activités. Depuis qu'elle est constituée, nouvelle AltaGas n'a pas exercé d'activités autres que celles prévues aux présentes ou envisagées dans la circulaire.

4.8 Déclarations et garanties de nouvelle AltaGas 2

Nouvelle AltaGas 2 déclare et garantit aux autres parties et en leur faveur ce qui suit et reconnaît qu'elles se fondent sur ces déclarations et ces garanties.

a) Organisation. Nouvelle AltaGas 2 est une société dûment constituée et existant valablement sous le régime des lois du Canada et a l'autorité et le pouvoir internes nécessaires pour avoir la propriété ou la location de ses biens et de ses actifs, exploiter son entreprise comme elle le fait actuellement, conclure la présente convention et s'acquitter de ses obligations découlant des présentes.

b) Structure du capital. Le capital autorisé de nouvelle AltaGas 2 est composé ou sera composé à la date d'effet d'un nombre illimité d'actions de nouvelle AltaGas 2, d'un nombre illimité d'actions privilégiées de premier rang de nouvelle AltaGas 2 et d'un nombre illimité d'actions privilégiées de second rang de nouvelle AltaGas 2. À la date des présentes, 100 actions de nouvelle AltaGas 2 sont émises, en circulation et entièrement libérées.

c) Pas de violation. La signature et la remise de la présente convention et des documents à remettre conformément aux présentes ainsi que la réalisation des opérations envisagées aux présentes et dans ces documents :

(i) n'entraînent pas et n'entraîneront pas la violation des statuts et des règlements de nouvelle AltaGas 2;

(ii) n'entraînent pas et n'entraîneront pas à la date d'effet la violation d'une convention, d'un instrument, d'une licence, d'un permis ou d'un pouvoir auquel nouvelle AltaGas 2 est partie ou par lequel elle est liée et qui est important pour elle ou auquel des biens importants lui appartenant sont assujettis, et ne constituent pas et ne constitueront pas à la date d'effet un manquement à cet égard;

(iii) ne violent pas et ne violeront pas à la date d'effet une loi ou un règlement administratif, ou encore une ordonnance, un jugement, un arrêt ou un décret judiciaire ou administratif applicable à nouvelle AltaGas 2 et connu d'elle dont la violation entraînerait pour elle des répercussions défavorables importantes.

d) Litiges. Il n'y a pas d'actions, de poursuites ou de procédures qui soient en cours ou en instance ni, à la connaissance de nouvelle AltaGas 2, de menace à cet effet ou pour lesquelles il y a des fondements raisonnables et qui touchent ou dont on pourrait raisonnablement s'attendre à ce qu'elles touchent nouvelle AltaGas 2 ou l'un de ses biens ou de ses actifs, en common law ou en equity, ou par ou devant un tribunal ou une entité gouvernementale, qui comportent, individuellement ou dans l'ensemble, la possibilité qu'un jugement rendu contre nouvelle AltaGas 2 ou qu'une responsabilité attribuée à nouvelle AltaGas 2 soit raisonnablement susceptible d'avoir un effet défavorable important sur nouvelle AltaGas 2 ou porte gravement atteinte à la capacité du Fonds de réaliser l'arrangement si la partie adverse obtient gain de cause.

e) Caractère exécutoire. Le conseil d'administration de nouvelle AltaGas 2 a dûment approuvé la signature et la remise de la présente convention ainsi que la réalisation des opérations envisagées aux présentes, et la présente convention constitue une obligation valide et exécutoire de nouvelle AltaGas 2 qui lui est opposable conformément à ses conditions; toutefois, ce caractère exécutoire peut être limité par des lois d'application générale touchant les droits des créanciers, notamment sur la faillite, l'insolvabilité, le transfert frauduleux, la réorganisation ou les moratoires, et les recours en equity, y compris l'exécution en nature, sont discrétionnaires et pourraient ne pas être ordonnés.

f) Titres. Sauf exigence de la présente convention et du plan d'arrangement, personne ne détient de titres qui, par conversion ou échange, donnent droit à des actions non émises ou à d'autres titres de nouvelle AltaGas 2 et personne ne détient de convention, de bon de souscription, d'option, de droit, de priorité ou de privilège qui soit ou qui puisse devenir une convention, un bon de souscription, une option ou un droit (avec ou sans conditions) dans le but d'acquérir des actions non émises ou d'autres titres de nouvelle AltaGas 2.

g) Activités. Depuis qu'elle est constituée, nouvelle AltaGas 2 n'a pas exercé d'activités autres que celles prévues aux présentes ou envisagées dans la circulaire.

ARTICLE 5
CONDITIONS PRÉALABLES

5.1 Conditions préalables mutuelles

Les obligations respectives des parties de réaliser les opérations envisagées aux présentes, et en particulier l'arrangement, sont assujetties au respect, au plus tard à la date d'effet ou à toute autre date spécifiée, des conditions suivantes, qui peuvent chacune faire l'objet d'une renonciation sur l'accord mutuel des parties, sans préjudice de leur droit d'invoquer une autre de ces conditions.

a) L'ordonnance provisoire, dont le fond et la forme sont raisonnablement satisfaisants pour les parties, a été rendue et n'a pas été annulée ou modifiée d'une manière raisonnablement inacceptable pour les parties, que ce soit en appel ou autrement.

b) La résolution relative à l'arrangement a été approuvée par le nombre requis de voix exprimées par les porteurs de titres conformément à l'ordonnance provisoire et aux exigences applicables des autorités de réglementation.

c) L'ordonnance finale, dont le fond et la forme sont raisonnablement satisfaisants pour les parties, n'a pas été annulée ou modifiée d'une manière raisonnablement inacceptable pour les parties, que ce soit en appel ou autrement.

d) Les documents nécessaires qui ont été déposés auprès du directeur conformément au plan d'arrangement et dont le fond et la forme sont raisonnablement satisfaisants pour chacune des parties ont été acceptés pour dépôt par le directeur ainsi que les clauses de l'arrangement conformément à l'article 192 de la LCSA.

e) L'arrangement a pris effet au plus tard le 1er janvier 2011.

f) Il n'a pas été pris de mesure en vertu d'une loi applicable et il n'y a pas d'ordonnance ni de décret d'une autorité gouvernementale en vigueur qui a pour effet, selon le cas :

   (i) de rendre illégaux ou, par ailleurs, de limiter ou d'interdire, directement ou indirectement, l'arrangement ou les autres opérations envisagées aux présentes;

   (ii) d'entraîner un jugement ou l'imposition de dommages-intérêts significatifs se rapportant directement ou indirectement aux opérations envisagées aux présentes.

g) Il n'y a pas eu de changement important dans la législation ou les politiques fiscales du Canada ou d'une de ses provinces qui aurait un effet défavorable important sur la réorganisation du Fonds envisagée par le plan d'arrangement.

h) Les autorités de réglementation compétentes et les tiers intéressés ont accordé les autorisations et les consentements nécessaires à la réalisation des opérations envisagées aux présentes.

i) Sous réserve uniquement du dépôt des documents exigés qu'il n'est pas possible de déposer avant la date d'effet, la TSX a approuvé conditionnellement l'inscription ou l'inscription de substitution à sa cote des actions de nouvelle AltaGas Amalco qui seront émises conformément à l'arrangement, au régime d'options d'achat d'actions de nouvelle AltaGas et aux régimes de rémunération à base de titres de participation de nouvelle AltaGas Amalco (le cas échéant).

Les conditions ci-dessus s'appliquent au profit mutuel des parties qui peuvent s'en prévaloir peu importe les circonstances et qui peuvent y renoncer à leur gré, en totalité ou en partie, sans préjudice des autres droits qu'elles pourraient exercer.

5.2 Conditions supplémentaires aux obligations du Fonds

Les obligations du Fonds de réaliser les opérations envisagées aux présentes, et en particulier l'arrangement, sont assujetties au respect des conditions suivantes au plus tard à la date d'effet ou à toute autre date spécifiée :

a) Les déclarations et les garanties des autres parties dans la présente convention sont véridiques et exactes à tous égards importants à la date d'effet comme si elles avaient été faites ou données à cette date (à l'exception de celles indiquant qu'elles se rapportent à une date antérieure et de celles visées par les opérations envisagées ou permises par la présente convention).

b) Aucune autre partie ne viole gravement ses obligations découlant de la présente convention au point que la réalisation de l'arrangement soit raisonnablement susceptible d'en subir les lourdes conséquences.

c) Chacune des autres parties a respecté à tous égards importants ses engagements découlant des présentes, sauf dans la mesure où le non-respect à tous égards importants de ses engagements, individuellement ou dans l'ensemble, ne serait pas raisonnablement susceptible de porter gravement atteinte à la réalisation de l'arrangement.

d) Le conseil d'administration n'a pas décidé de son plein gré que le fait de donner suite à l'arrangement ne va pas dans l'intérêt des porteurs de titres.

Le présent paragraphe 5.2 s'applique exclusivement au profit du Fonds, qui peut s'en prévaloir quelles que soient les circonstances ou y renoncer à son gré, en totalité ou en partie, sans préjudice des autres droits qu'il peut exercer.

5.3 Conditions supplémentaires aux obligations de Holding Trust

Les obligations de Holding Trust de réaliser les opérations envisagées aux présentes, et en particulier l'arrangement, sont assujetties au respect des conditions suivantes au plus tard à la date d'effet ou à toute autre date spécifiée :

a) Les déclarations et les garanties des autres parties dans la présente convention sont véridiques et exactes à tous égards importants à la date d'effet comme si elles avaient été faites ou données à cette date (à l'exception de celles indiquant qu'elles se rapportent à une date antérieure et de celles visées par les opérations envisagées ou permises par la présente convention).

b) Aucune autre partie ne viole gravement ses obligations découlant de la présente convention au point que la réalisation de l'arrangement soit raisonnablement susceptible d'en subir les lourdes conséquences.

c) Chacune des autres parties a respecté à tous égards importants ses engagements découlant des présentes, sauf dans la mesure où le non-respect à tous égards importants de ses engagements, individuellement ou dans l'ensemble, ne serait pas raisonnablement susceptible de porter gravement atteinte à la réalisation de l'arrangement.

d) À l'exception de ce qui est indiqué dans la circulaire, aucun changement défavorable important ne s'est produit avant la date d'effet dans les affaires, les activités, la situation financière ou l'entreprise du Fonds et de ses filiales (dans leur ensemble).

Le présent paragraphe 5.3 s'applique exclusivement au profit de Holding Trust, qui peut s'en prévaloir quelles que soient les circonstances ou y renoncer à son gré, en totalité ou en partie, sans préjudice des autres droits qu'elle peut exercer.

5.4 Conditions supplémentaires aux obligations d'AltaGas LP1

Les obligations d'AltaGas LP1 de réaliser les opérations envisagées aux présentes, et en particulier l'arrangement, sont assujetties au respect des conditions suivantes au plus tard à la date d'effet ou à toute autre date spécifiée :

a) Les déclarations et les garanties des autres parties dans la présente convention sont véridiques et exactes à tous égards importants à la date d'effet comme si elles avaient été faites ou données à cette date (à l'exception de celles indiquant qu'elles se rapportent à une date antérieure et de celles visées par les opérations envisagées ou permises par la présente convention).

b) Aucune autre partie ne viole gravement ses obligations découlant de la présente convention au point que la réalisation de l'arrangement soit raisonnablement susceptible d'en subir les lourdes conséquences.

c) Chacune des autres parties a respecté à tous égards importants ses engagements découlant des présentes, sauf dans la mesure où le non-respect à tous égards importants de ses engagements, individuellement ou dans l'ensemble, ne serait pas raisonnablement susceptible de porter gravement atteinte à la réalisation de l'arrangement.

d) À l'exception de ce qui est indiqué dans la circulaire, aucun changement défavorable important ne s'est produit avant la date d'effet dans les affaires, les activités, la situation financière ou l'entreprise du Fonds et de ses filiales (dans leur ensemble).

Le présent paragraphe 5.4 s'applique exclusivement au profit d'AltaGas LP1, qui peut s'en prévaloir quelles que soient les circonstances ou y renoncer à son gré, en totalité ou en partie, sans préjudice des autres droits qu'elle peut exercer.

5.5 Conditions supplémentaires aux obligations d'AltaGas LP2

Les obligations d'AltaGas LP2 de réaliser les opérations envisagées aux présentes, et en particulier l'arrangement, sont assujetties au respect des conditions suivantes au plus tard à la date d'effet ou à toute autre date spécifiée :

a) Les déclarations et les garanties des autres parties dans la présente convention sont véridiques et exactes à tous égards importants à la date d'effet comme si elles avaient été faites ou données à cette date (à l'exception de celles indiquant qu'elles se rapportent à une date antérieure et de celles visées par les opérations envisagées ou permises par la présente convention).

b) Aucune autre partie ne viole gravement ses obligations découlant de la présente convention au point que la réalisation de l'arrangement soit raisonnablement susceptible d'en subir les lourdes conséquences.

c) Chacune des autres parties a respecté à tous égards importants ses engagements découlant des présentes, sauf dans la mesure où le non-respect à tous égards importants de ses engagements, individuellement ou dans l'ensemble, ne serait pas raisonnablement susceptible de porter gravement atteinte à la réalisation de l'arrangement.

d) À l'exception de ce qui est indiqué dans la circulaire, aucun changement défavorable important ne s'est produit avant la date d'effet dans les affaires, les activités, la situation financière ou l'entreprise du Fonds et de ses filiales (dans leur ensemble).

Le présent paragraphe 5.5 s'applique exclusivement au profit d'AltaGas LP2, qui peut s'en prévaloir quelles que soient les circonstances ou y renoncer à son gré, en totalité ou en partie, sans préjudice des autres droits qu'elle peut exercer.

5.6 Conditions supplémentaires aux obligations d'AltaGas

Les obligations d'AltaGas de réaliser les opérations envisagées aux présentes, et en particulier l'arrangement, sont assujetties au respect des conditions suivantes au plus tard à la date d'effet ou à toute autre date spécifiée :

a) Les déclarations et les garanties des autres parties dans la présente convention sont véridiques et exactes à tous égards importants à la date d'effet comme si elles avaient été faites ou données à cette date (à l'exception de celles indiquant qu'elles se rapportent à une date antérieure et de celles visées par les opérations envisagées ou permises par la présente convention).

b) Aucune autre partie ne viole gravement ses obligations découlant de la présente convention au point que la réalisation de l'arrangement soit raisonnablement susceptible d'en subir les lourdes conséquences.

c) Chacune des autres parties a respecté à tous égards importants ses engagements découlant des présentes, sauf dans la mesure où le non-respect à tous égards importants de ses engagements, individuellement ou dans l'ensemble, ne serait pas raisonnablement susceptible de porter gravement atteinte à la réalisation de l'arrangement.

d) À l'exception de ce qui est indiqué dans la circulaire, aucun changement défavorable important ne s'est produit avant la date d'effet dans les affaires, les activités, la situation financière ou l'entreprise du Fonds et de ses filiales (dans leur ensemble).

Le présent paragraphe 5.6 s'applique exclusivement au profit d'AltaGas, qui peut s'en prévaloir quelles que soient les circonstances ou y renoncer à son gré, en totalité ou en partie, sans préjudice des autres droits qu'elle peut exercer.

5.7 Conditions supplémentaires aux obligations du commandité

Les obligations du commandité de réaliser les opérations envisagées aux présentes, et en particulier l'arrangement, sont assujetties au respect des conditions suivantes au plus tard à la date d'effet ou à toute autre date spécifiée :

a) Les déclarations et les garanties des autres parties dans la présente convention sont véridiques et exactes à tous égards importants à la date d'effet comme si elles avaient été faites ou données à cette date (à l'exception de celles indiquant qu'elles se rapportent à une date antérieure et de celles visées par les opérations envisagées ou permises par la présente convention).

b) Aucune autre partie ne viole gravement ses obligations découlant de la présente convention au point que la réalisation de l'arrangement soit raisonnablement susceptible d'en subir les lourdes conséquences.

c) Chacune des autres parties a respecté à tous égards importants ses engagements découlant des présentes, sauf dans la mesure où le non-respect à tous égards importants de ses engagements, individuellement ou dans l'ensemble, ne serait pas raisonnablement susceptible de porter gravement atteinte à la réalisation de l'arrangement.

d) À l'exception de ce qui est indiqué dans la circulaire, aucun changement défavorable important ne s'est produit avant la date d'effet dans les affaires, les activités, la situation financière ou l'entreprise du Fonds et de ses filiales (dans leur ensemble).

Le présent paragraphe 5.7 s'applique exclusivement au profit du commandité, qui peut s'en prévaloir quelles que soient les circonstances ou y renoncer à son gré, en totalité ou en partie, sans préjudice des autres droits qu'il peut exercer.

5.8 Conditions supplémentaires aux obligations de nouvelle AltaGas

Les obligations de nouvelle AltaGas de réaliser les opérations envisagées aux présentes, et en particulier l'arrangement, sont assujetties au respect des conditions suivantes au plus tard à la date d'effet ou à toute autre date spécifiée :

a) Les déclarations et les garanties des autres parties dans la présente convention sont véridiques et exactes à tous égards importants à la date d'effet comme si elles avaient été faites ou données à cette date (à l'exception de celles indiquant qu'elles se rapportent à une date antérieure et de celles visées par les opérations envisagées ou permises par la présente convention).

b) Aucune autre partie ne viole gravement ses obligations découlant de la présente convention au point que la réalisation de l'arrangement soit raisonnablement susceptible d'en subir les lourdes conséquences.

c) Chacune des autres parties a respecté à tous égards importants ses engagements découlant des présentes, sauf dans la mesure où le non-respect à tous égards importants de ses engagements, individuellement ou dans l'ensemble, ne serait pas raisonnablement susceptible de porter gravement atteinte à la réalisation de l'arrangement.

d) À l'exception de ce qui est indiqué dans la circulaire, aucun changement défavorable important ne s'est produit avant la date d'effet dans les affaires, les activités, la situation financière ou l'entreprise du Fonds et de ses filiales (dans leur ensemble).

Le présent paragraphe 5.8 s'applique exclusivement au profit de nouvelle AltaGas, qui peut s'en prévaloir quelles que soient les circonstances ou y renoncer à son gré, en totalité ou en partie, sans préjudice des autres droits qu'elle peut exercer.

5.9 Conditions supplémentaires aux obligations de nouvelle AltaGas 2

Les obligations de nouvelle AltaGas 2 de réaliser les opérations envisagées aux présentes, et en particulier l'arrangement, sont assujetties au respect des conditions suivantes au plus tard à la date d'effet ou à toute autre date spécifiée :

a) Les déclarations et les garanties des autres parties dans la présente convention sont véridiques et exactes à tous égards importants à la date d'effet comme si elles avaient été faites ou données à cette date (à l'exception de celles indiquant qu'elles se rapportent à une date antérieure et de celles visées par les opérations envisagées ou permises par la présente convention).

b) Aucune autre partie ne viole gravement ses obligations découlant de la présente convention au point que la réalisation de l'arrangement soit raisonnablement susceptible d'en subir les lourdes conséquences.

c) Chacune des autres parties a respecté à tous égards importants ses engagements découlant des présentes, sauf dans la mesure où le non-respect à tous égards importants de ses engagements, individuellement ou dans l'ensemble, ne serait pas raisonnablement susceptible de porter gravement atteinte à la réalisation de l'arrangement.

d) À l'exception de ce qui est indiqué dans la circulaire, aucun changement défavorable important ne s'est produit avant la date d'effet dans les affaires, les activités, la situation financière ou l'entreprise du Fonds et de ses filiales (dans leur ensemble).

Le présent paragraphe 5.9 s'applique exclusivement au profit de nouvelle AltaGas 2, qui peut s'en prévaloir quelles que soient les circonstances ou y renoncer à son gré, en totalité ou en partie, sans préjudice des autres droits qu'elle peut exercer.

5.10 Avis et effet du non-respect des conditions

a) Chacune des parties avise l'autre sans délai de la survenance ou de la non-survenance, à compter de la date des présentes jusqu'à la date d'effet, d'un événement ou d'un état de fait qui aurait ou qui serait susceptible d'avoir l'un des effets suivants : (i) rendre une déclaration ou une garantie d'une partie figurant aux présentes fausse ou inexacte sur un point important; (ii) entraîner la violation d'un engagement, d'une condition ou d'une convention à respecter par une partie aux termes des présentes. Toutefois, l'avis est sans effet sur les déclarations et les garanties des parties ainsi que sur les conditions aux obligations des parties aux termes des présentes.

b) Si l'une des conditions préalables stipulées aux paragraphes 5.1, 5.2, 5.3, 5.4, 5.5, 5.6, 5.7, 5.8 ou 5.9 des présentes n'est pas respectée ou qu'elle ne fait pas l'objet d'une renonciation par la ou les parties au profit desquelles elle s'applique au plus tard à la date où elle doit être respectée, l'une des parties au profit desquelles la condition s'applique est en droit de résilier la présente convention conformément au paragraphe 7.1 des présentes. Toutefois, avant le dépôt des clauses de l'arrangement donnant effet à l'arrangement, la partie qui entend se prévaloir de ce droit doit en aviser les autres parties par écrit en décrivant de manière raisonnablement circonstanciée la violation des engagements, des déclarations, des garanties et des autres questions qu'elle fait valoir comme étant à la base du non-respect des conditions préalables applicables. Une même partie peut émettre plus d'un avis de ce genre.

5.11 Respect des conditions

Les conditions stipulées au présent article 5 sont irréfutablement réputées avoir été respectées ou fait l'objet d'une renonciation dès lors que, avec l'accord des parties, les clauses de l'arrangement sont déposées en vertu de la LCSA pour donner effet à l'arrangement.

ARTICLE 6
MODIFICATION

6.1 Modification de la convention

Sous réserve de la loi applicable, les parties peuvent d'un commun accord modifier la présente convention (sauf le plan d'arrangement) par écrit, avant ou après l'assemblée, sans en aviser les porteurs de titres ou obtenir leur autorisation, étant précisé que cette modification peut, sans limitation :

a) changer le moment de l'exécution de l'une des obligations ou des mesures des parties;

b) porter sur la renonciation à tout recours en cas d'inexactitudes dans une déclaration ou une garantie figurant aux présentes ou dans un document remis conformément aux présentes, ou bien modifier cette déclaration ou cette garantie;

c) porter sur la renonciation au respect de l'un des engagements décrits aux présentes ou à l'exécution de l'une des obligations des parties, ou bien modifier l'un de ces engagements ou l'une de ces obligations;

d) porter sur la renonciation au respect des autres conditions préalables figurant aux présentes ou modifier ces conditions.

Toutefois, si cette modification est acceptée après que les parties ont obtenu l'ordonnance provisoire de la Cour, elle ne peut réduire la contrepartie que les porteurs de titres recevront ni avoir un effet défavorable important

sur celle-ci sans que ces derniers donnent leur approbation de la manière exigée pour l'approbation de l'arrangement ou selon l'ordonnance de la Cour.

6.2 Modification du plan d'arrangement

a) Les parties peuvent convenir de modifier le plan d'arrangement à tout moment avant l'heure d'effet à condition que chacune de ces modifications soit : (i) faite par écrit; (ii) déposée à la Cour et, si elle est apportée après l'assemblée, approuvée par la Cour; (iii) communiquée aux porteurs de titres si la Cour l'exige.

b) Les modifications apportées au plan d'arrangement dont les parties conviennent à l'assemblée ou avant et qui sont proposées et acceptées par les porteurs de titres votant à l'assemblée font partie du plan d'arrangement à toutes fins.

c) Les modifications apportées au plan d'arrangement qui sont approuvées par la Cour après l'assemblée prennent effet uniquement si chacune des parties y consent.

ARTICLE 7
RÉSILIATION

7.1 Résiliation

La présente convention peut être résiliée à tout moment avant la date d'effet :

a) sur l'accord mutuel écrit des parties;

b) conformément à l'article 5;

c) si l'arrangement n'a pas pris effet au plus tard le 1er janvier 2011 à 23 h 59 (HNR) ou à une date postérieure dont les parties peuvent convenir.

Si la présente convention est résiliée dans les circonstances décrites aux alinéas a) à c) du présent paragraphe 7.1, elle devient nulle sur-le-champ et les parties ne peuvent être tenues responsables et n'ont pas d'autres obligations envers une autre partie aux termes des présentes.

ARTICLE 8
AVIS

8.1 Avis

Les avis qui peuvent ou doivent être donnés conformément à la présente convention doivent être donnés par écrit et signifiés en personne ou télécopiés aux adresses suivantes :

a) dans le cas du Fonds :

AltaGas Income Trust
1700, 355 – 4th Avenue S.W.
Calgary (Alberta) T2P 0J1

À l'attention du chef de la direction
Télécopie : 403 508-7258

avec un exemplaire à l'adresse suivante :

Société de fiducie Computershare du Canada
600, 530 – 8th Avenue S.W.
Calgary (Alberta) T2P 3S8

À l'attention du directeur, Services à la clientèle
Télécopie : 403 267-6529

b) dans le cas d'AltaGas ou du commandité :

AltaGas Ltd./AltaGas General Partner Inc.
1700, 355 – 4th Avenue S.W.
Calgary (Alberta) T2P 0J1

À l'attention du chef de la direction
Télécopie : 403 508-7258

c) dans le cas d'AltaGas LP1 ou d'AltaGas LP2 :

AltaGas Holding Limited Partnership No. 1/AltaGas Holding Limited Partnership No. 2
c/o AltaGas General Partner Inc.
1700, 355 – 4th Avenue S.W.
Calgary (Alberta) T2P 0J1

À l'attention du chef de la direction
Télécopie : 403 508-7258

d) dans le cas de Holding Trust :

AltaGas Holding Trust
c/o AltaGas Holding Trust Corp.
4300, 888 – 3rd Street S.W.
Calgary (Alberta) T2P 5C5

À l'attention de l'associé directeur
Télécopie : 403 266-9034

e) dans le cas de nouvelle AltaGas :

AltaGas Conversion Inc.
1700, 355 – 4th Avenue S.W.
Calgary (Alberta) T2P 0J1

À l'attention du chef de la direction
Télécopie : 403 508-7258

f) dans le cas de nouvelle AltaGas 2 :

AltaGas Conversion #2 Inc.
1700, 355 – 4th Avenue S.W.
Calgary (Alberta) T2P 0J1

À l'attention du chef de la direction
Télécopie : 403 508-7258

et, dans chacun de ces cas, avec un exemplaire à l'adresse suivante :

Stikeman Elliott S.E.N.C.R.L., s.r.l.
4300, 888 – 3rd Street S.W.
Calgary (Alberta) T2P 5C5

À l'attention de l'associé directeur
Télécopie : 403 266-9034

Ces avis peuvent aussi être donnés à d'autres adresses que les parties peuvent éventuellement fournir par un avis écrit aux autres parties. La date ou l'heure de réception de cet avis est réputée être celle de la date de la remise ou du moment de réception de la télécopie.

ARTICLE 9
GÉNÉRALITÉS

9.1 Effet exécutoire

La présente convention lie les parties ainsi que leurs successeurs et ayants cause autorisés respectifs et s'applique à leur profit.

9.2 Frais

Les parties paient chacune les frais qu'elles engagent dans le cadre de la rédaction et de la signature de la présente convention et dans le cadre de la réalisation des opérations y étant envisagées ou y étant accessoires.

9.3 Cession

Une partie ne peut céder ses droits ni ses obligations découlant de la présente convention sans le consentement écrit préalable des autres parties.

9.4 Recours en equity

Les engagements stipulés aux présentes et les avis donnés aux termes des présentes quant à l'opposabilité conformément aux conditions d'un engagement, d'une convention ou d'un document sont assujettis à la législation applicable, notamment en matière de faillite, qui restreint l'exercice des droits des créanciers en général, et au fait que l'exécution en nature, qui est un recours en equity, pourrait ne pas être ordonnée.

9.5 Maintien en vigueur des déclarations et des garanties

Les déclarations et les garanties figurant aux présentes demeurent en vigueur jusqu'à la date d'effet et cessent de produire leurs effets à l'heure d'effet; par la suite, les parties ne peuvent être tenues responsables ni avoir d'obligations envers une autre partie aux termes des présentes en ce qui concerne ces déclarations ou ces garanties.

9.6 Divisibilité

Si une disposition de la présente convention est déclarée invalide, illégale ou inexécutoire dans un territoire donné, elle est réputée irréfutablement séparée des autres dispositions dans ce territoire et :

a) la validité, la légalité et le caractère exécutoire des autres dispositions n'en sont nullement affectés;

b) l'invalidité, l'illégalité et le caractère inexécutoire d'une disposition de la présente convention dans un territoire donné sont sans effet dans un autre territoire.

9.7 Autres garanties

À la demande d'une autre partie, une partie prend les mesures et signe et livre les documents et les instruments qui sont raisonnablement nécessaires pour donner pleinement effet aux modalités et à l'intention des présentes, sans autre contrepartie.

9.8 Exemplaires

La présente convention peut être signée en plusieurs exemplaires, dont chacun constitue un original, mais qui, ensemble, constituent un seul et même document. Des exemplaires peuvent être remis par télécopieur.

9.9 Renonciation

Une renonciation de la part d'une partie produit ses effets seulement si elle est écrite et s'applique uniquement à la question sur laquelle elle porte expressément et à sa concrétisation, à l'exclusion de toute autre question.

9.10 Limitations de la responsabilité

Les parties reconnaissent ce qui suit :

a) le commandité conclut la présente convention en sa propre qualité et pour le compte du Fonds; les obligations du Fonds découlant des présentes ne lient pas personnellement le commandité ni les porteurs de parts, et les poursuites intentées contre le Fonds ou des porteurs de parts de quelque manière que ce soit en ce qui concerne les dettes, les obligations ou la responsabilité du Fonds découlant des présentes ou des questions auxquelles la présente convention se rapporte, le cas échéant, notamment les réclamations fondées sur la négligence ou une autre conduite délictuelle, visent uniquement les actifs du Fonds au sens de la déclaration de fiducie et les jugements en découlant peuvent être exécutés uniquement contre le Fonds.

b) Le fiduciaire de Holding Trust conclut la présente convention uniquement en sa qualité de fiduciaire pour le compte de Holding Trust; les obligations de Holding Trust découlant des présentes ne lient pas personnellement le fiduciaire de Holding Trust ni les porteurs de parts de Holding Trust, et les poursuites intentées contre Holding Trust, le fiduciaire de Holding Trust ou les porteurs de parts de Holding Trust de quelque manière que ce soit en ce qui concerne les dettes, les obligations ou la responsabilité de Holding Trust découlant des présentes ou des questions auxquelles la présente convention se rapporte, le cas échéant, notamment les réclamations fondées sur la négligence ou une autre conduite délictuelle, visent uniquement les actifs de la Fiducie au sens de la déclaration de fiducie de Holding et les jugements en découlant peuvent être exécutés uniquement contre Holding Trust.

c) AltaGas LP1 est une société en commandite établie sous le régime des lois de l'Alberta, et ses commanditaires ne sont responsables de ses dettes ou de ses pertes que jusqu'à concurrence de l'apport qu'ils ont fourni ou qu'ils ont convenu de fournir à son capital ainsi que de leur quote-part de tout revenu non distribué.

d) AltaGas LP2 est une société en commandite établie sous le régime des lois de l'Alberta, et ses commanditaires ne sont responsables de ses dettes ou de ses pertes que jusqu'à concurrence de l'apport qu'ils ont fourni ou qu'ils ont convenu de fournir à son capital ainsi que de leur quote-part de tout revenu non distribué.

[Le reste de la page est laissé en blanc intentionnellement]

EN FOI DE QUOI les parties ont signé la présente convention à la date indiquée au préambule.

pour ALTAGAS INCOME TRUST, par le délégué de son fiduciaire, ALTAGAS GENERAL PARTNER INC.

(signé) « *David W. Cornhill* »

(signé) « *Deborah S. Stein* »

pour ALTAGAS LTD.

(signé) « *David W. Cornhill* »

(signé) « *Deborah S. Stein* »

pour ALTAGAS GENERAL PARTNER INC.

(signé) « *David W. Cornhill* »

(signé) « *Deborah S. Stein* »

pour ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, par son commandité, ALTAGAS GENERAL PARTNER INC.

(signé) « *David W. Cornhill* »

(signé) « *Deborah S. Stein* »

pour ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 2, par son commandité, ALTAGAS GENERAL PARTNER INC.

(signé) « *David W. Cornhill* »

(signé) « *Deborah S. Stein* »

pour ALTAGAS CONVERSION INC.

(signé) « *David W. Cornhill* »

(signé) « *Deborah S. Stein* »

pour ALTAGAS HOLDING TRUST, par son fiduciaire, ALTAGAS HOLDING TRUST CORP.

(signé) « *Glen Cameron* »

(signé) « *Christopher W. Nixon* »

pour ALTAGAS CONVERSION #2 INC.

(signé) « *David W. Cornhill* »

(signé) « *Deborah S. Stein* »

PIÈCE A

PLAN D'ARRANGEMENT RÉGI PAR L'ARTICLE 192

DE LA

LOI CANADIENNE SUR LES SOCIÉTÉS PAR ACTIONS

ARTICLE 1
INTERPRÉTATION

1.1 Les définitions suivantes s'appliquent au présent plan d'arrangement.

a) « **AltaGas** » AltaGas Ltd., société fusionnée sous le régime de la LCSA et filiale en propriété exclusive d'AltaGas LP2.

b) « **AltaGas LP1** » AltaGas Holding Limited Partnership No. 1, société en commandite créée sous le régime des lois de l'Alberta aux termes de la convention de société en commandite d'AltaGas LP1.

c) « **convention de société en commandite d'AltaGas LP1** » La convention de société en commandite modifiée et mise à jour datée du 28 juin 2005 et intervenue entre le commandité, Holding Trust et chaque personne qui est acceptée comme commandité et le devient aux termes de cette convention, dans sa version éventuellement modifiée, complétée ou mise à jour.

d) « **AltaGas LP2** » AltaGas Holding Limited Partnership No. 2, société en commandite créée sous le régime des lois de l'Alberta aux termes de la convention de société en commandite d'AltaGas LP2.

e) « **convention de société en commandite d'AltaGas LP2** » La convention de société en commandite datée du 26 mars 2004 et intervenue entre le commandité, AltaGas LP1 et chaque personne qui est acceptée comme commandité et le devient aux termes de cette convention, dans sa version éventuellement modifiée, complétée ou mise à jour.

f) « **sociétés fusionnantes** » Nouvelle AltaGas, AltaGas et nouvelle AltaGas 2.

g) « **RRD modifié** » Le régime de dividendes Premium, de réinvestissement des dividendes et d'achat d'actions facultatif de nouvelle AltaGas Amalco qui constituera la version modifiée et mise à jour du RRD.

h) « **législation canadienne en valeurs mobilières applicable** » Selon le contexte, en ce qui concerne une ou plusieurs personnes, collectivement, la législation en valeurs mobilières de chaque province et territoire du Canada ainsi que les règles, règlements et politiques publiés et adoptés en vertu de celle-ci, dans leur version éventuellement modifiée avant la date d'effet, qui s'appliquent à ces personnes ou à leurs activités, à leurs entreprises, à leurs biens ou à leurs titres et qui émanent d'une personne ayant compétence sur ces personnes ou sur leurs activités, leurs entreprises, leurs biens ou leurs titres.

i) « **loi applicable** » Loi, règlement, règlement administratif, traité, ligne directrice, directive, règle, norme, exigence, politique, ordonnance, jugement, décision, injonction, décret, arrêt ou résolution d'une autorité gouvernementale ayant force de loi ou non.

j) « **arrangement** » L'arrangement régi par l'article 192 de la LCSA, aux conditions stipulées dans le présent plan d'arrangement.

k) « **convention d'arrangement** » La convention d'arrangement que les parties ont conclue en date du 3 mai 2010, qui prévoit la mise en œuvre de l'arrangement, dans sa version éventuellement modifiée, complétée ou mise à jour.

l) « **résolution relative à l'arrangement** » La résolution spéciale qui concerne l'arrangement, essentiellement sous la forme jointe à la circulaire, et sur laquelle les porteurs de titres voteront à l'assemblée.

m) « **clauses de l'arrangement** » Les clauses de l'arrangement qui, aux termes du paragraphe 192(6) de la LCSA, seront déposées auprès du directeur après que l'ordonnance finale donnant effet à l'arrangement aura été prononcée.

n) « **LCSA** » La *Loi canadienne sur les sociétés par actions*, L.R.C. 1985, c. C-44, dans sa version éventuellement modifiée, y compris ses règlements d'application.

o) « **certificat** » Le certificat d'arrangement que le directeur délivrera conformément au paragraphe 192(7) de la LCSA et qui donnera effet à l'arrangement.

p) « **Cour** » La Cour du Banc de la Reine de l'Alberta.

q) « **déclaration de fiducie** » La déclaration de fiducie du Fonds datée du 26 mars 2004 et intervenue entre le constituant et le fiduciaire, dans sa version éventuellement modifiée, complétée ou mise à jour.

r) « **dépositaire** » Services aux Investisseurs Computershare Inc.

s) « **directeur** » Le directeur nommé en vertu de l'article 260 de la LCSA.

t) « **RRD** » Le régime de distributions Premium^MC^, de réinvestissement des distributions et d'achat de parts facultatif du Fonds.

u) « **date d'effet** » La date à laquelle l'arrangement prend effet aux termes de la LCSA.

v) « **heure d'effet** » L'heure à laquelle les clauses de l'arrangement sont déposées auprès du directeur à la date d'effet.

w) « **ordonnance finale** » L'ordonnance de la Cour qui approuve l'arrangement et qui sera demandée après l'approbation de l'arrangement conformément au paragraphe 192(3) de la LCSA, dans sa version éventuellement confirmée ou modifiée par un tribunal compétent.

x) « **Fonds** » AltaGas Income Trust, fiducie d'investissement à capital variable sans personnalité morale établie sous le régime des lois de l'Alberta aux termes de la déclaration de fiducie.

y) « **options du Fonds** » Les options d'acquisition de parts de fiducie émises aux termes du régime d'options d'achat de parts de fiducie ou régies par ce régime.

z) « **commandité** » AltaGas General Partner Inc., société fusionnée sous le régime de la LCSA et filiale en propriété exclusive du Fonds et, avant le début des opérations prévues par le plan d'arrangement, commandité d'AltaGas LP1 et d'AltaGas LP2 et délégué du fiduciaire aux termes de la convention de délégation.

aa) « **actions du commandité** » Les actions ordinaires du commandité.

bb) « **entité gouvernementale** » a) Gouvernement multinational, fédéral, provincial, étatique, régional, municipal, local ou autre, ministère du gouvernement ou ministère public, tribunal,

tribunal d'arbitrage, commission, conseil, bureau ou agence; b) subdivision, agent, commission, conseil ou autorité de l'un d'eux; c) organisme quasi-gouvernemental ou privé qui exerce un pouvoir de réglementation, d'expropriation ou d'imposition sous l'autorité ou pour le compte de l'un d'eux.

cc) « **déclaration de fiducie de Holding** » La déclaration de fiducie de Holding Trust datée du 26 mars 2004 et intervenue entre le fiduciaire de Holding Trust et le Fonds, dans sa version éventuellement modifiée, complétée ou mise à jour.

dd) « **Holding Trust** » AltaGas Holding Trust, fiducie d'investissement sans personnalité morale dont les droits véritables appartiennent au Fonds et qui est établie sous le régime des lois de l'Alberta aux termes de la déclaration de fiducie de Holding.

ee) « **acte relatif aux billets de Holding Trust** » La convention conclue entre Holding Trust et Société de fiducie Computershare du Canada, en qualité de fiduciaire des billets, aux termes de laquelle, entre autres, les billets de série 1 peuvent être émis par Holding Trust, dans sa version éventuellement modifiée, complétée ou mise à jour

ff) « **fiduciaire de Holding Trust** » AltaGas Holding Trust Corp., en qualité de fiduciaire de Holding Trust, ou toute autre personne qui devient fiduciaire de Holding Trust conformément à la déclaration de fiducie de Holding.

gg) « **circulaire** » La circulaire de sollicitation de procurations, ainsi que ses appendices, que le Fonds distribuera dans le cadre de l'assemblée.

hh) « **ordonnance provisoire** » L'ordonnance provisoire de la Cour qui est régie par le paragraphe 192(4) de la LCSA, qui contient des déclarations et des directives relatives à l'arrangement et à l'assemblée et qui est prononcée aux termes de la demande à cet effet présentée par le Fonds, AltaGas, le commandité, AltaGas LP1, AltaGas LP2, Holding Trust, nouvelle AltaGas et nouvelle AltaGas 2.

ii) « **lois** » Lois, règlements, règlements administratifs, règles de droit, ordonnances, protocoles, codes, lignes directrices, politiques, avis et directives (y compris la législation canadienne en valeurs mobilières applicable et la législation américaine en valeurs mobilières), ainsi que les conditions de l'octroi d'une approbation, d'une autorisation, d'une permission, d'un permis ou d'une licence d'un tribunal, d'une entité gouvernementale, d'un organisme créé par une loi ou d'un organisme d'autoréglementation (y compris la TSX).

jj) « **parts A de LP1** » Les parts de société en commandite de catégorie A d'AltaGas LP1.

kk) « **parts B de LP1** » Les parts de société en commandite de catégorie B d'AltaGas LP1, qui sont non transférables et sont échangeables contre des parts de fiducie à raison de une pour une.

ll) « **porteurs de parts B de LP1** » Les porteurs de parts B de LP1.

mm) « **parts A de LP2** » Les parts de société en commandite de catégorie A d'AltaGas LP2.

nn) « **assemblée** » L'assemblée annuelle et extraordinaire des porteurs de parts et des porteurs de parts B de LP1 qui se tiendra en vue de l'examen, notamment, de l'arrangement et des questions connexes comme il est indiqué dans l'avis de convocation, et toute reprise de celle-ci.

oo) « **nouvelle AltaGas** » AltaGas Conversion Inc., société constituée sous le régime de la LCSA et qui n'avait pas d'actions en circulation de quelque catégorie que ce soit avant le début des opérations prévues par le présent plan d'arrangement.

pp) « **nouvelle AltaGas 2** » AltaGas Conversion #2 Inc., société constituée sous le régime de la LCSA et filiale en propriété exclusive du commandité avant le début des opérations prévues par le présent plan d'arrangement.

qq) « **nouvelle AltaGas Amalco** » La société qui doit remplacer les sociétés fusionnantes en vertu de la LCSA après la prise d'effet de l'arrangement prévu aux présentes.

rr) « **actions de nouvelle AltaGas Amalco** » Les actions ordinaires de nouvelle AltaGas Amalco.

ss) « **actions privilégiées de premier rang de nouvelle AltaGas 2** » Les actions privilégiées de premier rang sans droit de vote de nouvelle AltaGas 2, rachetables au gré de l'émetteur ou du porteur contre une action de nouvelle AltaGas.

tt) « **billet de nouvelle AltaGas 2** » Billet non garanti, subordonné et ne portant pas intérêt de nouvelle AltaGas 2, aux conditions convenues entre nouvelle AltaGas 2 et AltaGas LP1, dont le capital correspond à la dette de l'associé d'un porteur donné de parts B de LP1, et « **billets de nouvelle AltaGas 2** », tous ces billets.

uu) « **actions privilégiées de second rang de nouvelle AltaGas 2** » Les actions privilégiées de second rang sans droit de vote de nouvelle AltaGas 2, rachetables au gré de l'émetteur ou du porteur pour un montant global correspondant à la juste valeur marchande globale des biens d'AltaGas LP1 transférés à nouvelle AltaGas 2 aux termes du paragraphe 3.1k) du plan d'arrangement (à l'exclusion de la dette de l'associé), déduction faite de la juste valeur marchande des actions privilégiées de premier rang de nouvelle AltaGas 2 émises aux termes de ce paragraphe et des passifs d'AltaGas LP1 pris en charge par nouvelle AltaGas 2 au moment du transfert.

vv) « **actions de nouvelle AltaGas** » Les actions ordinaires de nouvelle AltaGas.

ww) « **actions de nouvelle AltaGas 2** » Les actions ordinaires de nouvelle AltaGas 2.

xx) « **régime d'options d'achat d'actions de nouvelle AltaGas** » Le régime d'options d'achat d'actions de nouvelle AltaGas présenté dans une forme jugée mutuellement satisfaisante par le Fonds et nouvelle AltaGas, chacun agissant raisonnablement, et dont le texte sera reproduit dans la circulaire et soumis à l'approbation des porteurs de titres à l'assemblée.

yy) « **avis de convocation** » L'avis de convocation à l'assemblée qui accompagne la circulaire.

zz) « **parties** » Collectivement, les parties à la convention d'arrangement, et « **partie** », l'une d'elles.

aaa) « **dette de l'associé** » Les prêts accordés par AltaGas LP1 à un porteur donné de parts B de LP1 relativement aux distributions d'encaisse qui ont été versées à ce porteur depuis le 1er janvier 2010, le tout conformément à l'article 3 de l'annexe A de la convention de société en commandite d'AltaGas LP1, et « **dettes des associés** », tous ces prêts accordés aux porteurs de parts B de LP1.

bbb) « **personne** » Personne physique, société de personnes, association, personne morale, fiduciaire, exécuteur testamentaire, administrateur, représentant successoral, gouvernement, autorité de réglementation ou autre entité.

ccc) « **plan d'arrangement** » Le présent plan d'arrangement, dans sa version éventuellement modifiée ou complétée conformément au paragraphe 5.2 de la convention d'arrangement et à l'article 6 des présentes.

ddd) « **porteurs de titres** » Collectivement, les porteurs de parts et les porteurs de parts B de LP1.

eee) « **titres** » Collectivement, les parts de fiducie et les parts B de LP1.

fff) « **billets de série 1** » Les billets subordonnés non garantis à vue ne portant pas intérêt de Holding Trust et pouvant être émis aux termes de l'acte relatif aux billets de Holding Trust.

ggg) « **option d'achat d'actions** » Option d'achat d'actions de nouvelle AltaGas qui sera accordée aux termes du régime d'options d'achat d'actions de nouvelle AltaGas et qui sera régie par ce régime.

hhh) « **part à droit de vote spécial** » La part à droit de vote spécial du Fonds émise par lui et déposée auprès du fiduciaire chargé du vote et de l'échange, qui confère aux porteurs de parts B de LP1 aux assemblées des porteurs de parts un nombre de voix correspondant au nombre de parts de fiducie pouvant être émises au rachat au gré du porteur ou de l'émetteur ou à l'échange des parts B de LP1.

iii) « **filiale** » Filiale d'une personne donnée (au sens attribué à ce terme dans la LCSA (à cette fin, si la personne n'est pas une société par actions, comme si elle en était une)), y compris une société en commandite, une coentreprise, une fiducie, une société à responsabilité limitée, une société à responsabilité illimitée ou une autre entité, avec ou sans personnalité juridique, qui constituerait une filiale (décrite ci-dessus) si elle était une société par actions.

jjj) « **LIR** » La *Loi de l'impôt sur le revenu* (Canada), L.R.C. 1985, c. 1. (5e supp.), dans sa version modifiée, ainsi que son règlement d'application, dans sa version éventuellement modifiée.

kkk) « **fiduciaire** » Société de fiducie Computershare du Canada, en sa qualité de fiduciaire nommé aux termes de la déclaration de fiducie.

lll) « **parts de fiducie** » Les parts de fiducie du Fonds.

mmm) « **régime d'options d'achat de parts de fiducie** » Le régime d'options d'achat de parts de fiducie du Fonds, dans sa version éventuellement modifiée.

nnn) « **TSX** » La Bourse de Toronto.

ooo) « **porteurs de parts** » Les porteurs éventuels de parts de fiducie.

ppp) « **législation américaine en valeurs mobilières** » La législation fédérale et étatique en valeurs mobilières des États-Unis ainsi que ses règles, règlements et ordonnances d'application, dans leur version éventuellement modifiée.

qqq) « **convention de vote et d'échange fiduciaires** » La convention de vote et d'échange fiduciaires conclue par le Fonds, Holding Trust, AltaGas LP1, AltaGas LP2 et le fiduciaire chargé du vote et de l'échange, dans sa version éventuellement modifiée, complétée ou mise à jour.

rrr) « **fiduciaire chargé du vote et de l'échange** » Société de fiducie Computershare du Canada, en qualité de fiduciaire aux termes de la convention de vote et d'échange fiduciaires, ou toute autre personne qui devient fiduciaire aux termes de cette convention.

1.2 La division du présent plan d'arrangement en articles et en paragraphes ainsi que l'insertion de titres ne servent qu'à en faciliter la consultation et n'en modifient aucunement le sens ou l'interprétation.

1.3 À moins qu'il soit expressément fait mention d'un autre document ou d'un autre instrument, les articles et les paragraphes dont il est question aux présentes désignent des articles et des paragraphes du présent plan d'arrangement.

1.4 Sauf indication contraire du contexte, le singulier comprend le pluriel et inversement, et le masculin comprend le féminin et inversement.

1.5 Dans le présent plan d'arrangement, la mention d'une loi ou d'un article de loi désigne la version en vigueur de cette loi, dans sa version éventuellement modifiée ou remplacée, et de ses règlements d'application.

1.6 Sauf indication contraire, les sommes d'argent indiquées dans le présent plan d'arrangement sont libellées dans la monnaie ayant cours légal au Canada.

ARTICLE 2
CONVENTION D'ARRANGEMENT

2.1 Le présent plan d'arrangement est conclu conformément à la convention d'arrangement et est assujetti à ses conditions.

2.2 Après le dépôt des clauses de l'arrangement et la délivrance du certificat, le présent plan d'arrangement produira ses effets et liera les personnes suivantes à compter de l'heure d'effet : (i) les porteurs de parts; (ii) les porteurs de parts B de LP1; (iii) la Fiducie; (iv) Holding Trust; (v) AltaGas; (vi) le commandité; (vii) AltaGas LP1; (viii) AltaGas LP2; (ix) nouvelle AltaGas; (x) nouvelle AltaGas 2; (xi) le fiduciaire chargé du vote et de l'échange.

2.3 Les clauses de l'arrangement seront déposées et le certificat sera délivré à l'égard du présent arrangement dans son intégralité. Le certificat constituera une preuve concluante que l'arrangement a pris effet et que chacune des mesures prévues à l'article 3 a pris effet dans l'ordre et aux moments qui y sont indiqués.

ARTICLE 3
ARRANGEMENT

3.1 L'arrangement comporte un certain nombre d'étapes, dont les suivantes, qui sont réputées avoir lieu dans l'ordre indiqué :

Modification de la déclaration de fiducie, de la déclaration de fiducie de Holding, de la convention de société en commandite d'AltaGas LP1 et de la convention de société en commandite d'AltaGas LP2

a) La déclaration de fiducie, la déclaration de fiducie de Holding, la convention de société en commandite d'AltaGas LP1 et la convention de société en commandite d'AltaGas LP2 seront modifiées dans la mesure nécessaire pour faciliter l'arrangement et également conformément à la convention d'arrangement.

Souscription de parts A de LP2 par le commandité

b) Le commandité souscrira un nombre de parts A de LP2 égal à 0,00001 du nombre de parts A de LP2 émises et en circulation immédiatement après la souscription (arrondi à la cinquième décimale près) contre une contrepartie en espèces égale à la juste valeur marchande des parts A de LP2 souscrites comme il l'établit.

Modification des statuts du commandité

c) Les statuts du commandité seront modifiés pour que le nombre total d'actions du commandité émises et en circulation soit égal au nombre de parts de fiducie émises et en circulation immédiatement avant l'heure d'effet.

Distribution des actions du commandité aux porteurs de parts

d) Le Fonds distribuera les actions du commandité aux porteurs de parts à raison de une action du commandité pour chaque part de fiducie détenue.

Transfert des actions du commandité

e) Chaque action du commandité sera vendue, cédée et transférée à nouvelle AltaGas (libre de toute réclamation) en échange d'actions de nouvelle AltaGas à raison de 0,00001 action de nouvelle AltaGas pour chaque action du commandité ainsi vendue, cédée et transférée.

Échange des parts de fiducie

f) Chaque part de fiducie sera vendue, cédée et transférée à nouvelle AltaGas (libre de toute réclamation) en échange d'actions de nouvelle AltaGas à raison de 0,99999 action de nouvelle AltaGas pour chaque part de fiducie ainsi vendue, cédée et transférée.

Échange des options du Fonds contre des options d'achat d'actions

g) Toutes les options du Fonds seront échangées et seront réputées être échangées contre des options d'achat d'actions qui seront émises et seront réputées être émises aux porteurs des options du Fonds ainsi échangées, à raison de une option d'achat d'actions pour chaque option du Fonds ainsi échangée, l'option d'achat d'actions étant assortie des mêmes conditions et ayant la même valeur que l'option du Fonds ainsi échangée, et les options d'achat d'actions ainsi émises seront par ailleurs réputées avoir été émises aux conditions du régime d'options d'achat d'actions de nouvelle AltaGas, seront assujetties à ces conditions, et représenteront le droit d'acquérir des actions de nouvelle AltaGas; toutefois, si le régime d'options d'achat d'actions de nouvelle AltaGas n'est pas approuvé par les porteurs de titres à l'assemblée, les options du Fonds en circulation seront modifiées pour que les porteurs aient par la suite le droit d'acquérir des actions de nouvelle AltaGas plutôt que des parts de fiducie à l'exercice de ces options du Fonds. Cependant, les options du Fonds continueront par ailleurs d'être assujetties aux mêmes conditions que celles qui étaient en vigueur avant l'heure d'effet et le régime d'options d'achat de parts de fiducie sera modifié pour donner effet au régime d'options d'achat d'actions de nouvelle AltaGas.

Dissolution d'AltaGas LP2

h)

(i) AltaGas LP2 sera dissoute et liquidée et cessera d'exister et sera réputée être dissoute et liquidée et avoir cessé d'exister; le commandité nommera le liquidateur d'AltaGas LP2 pour qu'il détienne la totalité des actifs et des passifs d'AltaGas LP2 juste avant la dissolution de celle-ci en attendant qu'ils soient distribués à AltaGas LP1 et au commandité, en qualité d'anciens commandités d'AltaGas LP2.

(ii) Le commandité, en qualité de liquidateur d'AltaGas LP2, cédera et transférera immédiatement après un droit indivis sur chacun des actifs d'AltaGas LP2 à AltaGas LP1 et au commandité, et AltaGas LP1 et le commandité assumeront une obligation individuelle à l'égard de la totalité des passifs d'AltaGas LP2.

Dans ces deux cas, le droit indivis et l'obligation individuelle d'AltaGas LP1 et du commandité seront respectivement de 99,999 % et de 0,001 %.

Apport d'AltaGas LP1 au capital-actions d'AltaGas

i) AltaGas LP1 transférera la totalité de ses actifs à AltaGas à titre d'apport au capital-actions d'AltaGas, à l'exception de ce qui suit :

(i) les sommes d'argent;

(ii) les biens qui constituent des biens décrits aux alinéas 85(2)(a)(i) à (iii) de la LIR.

Transfert de la part à droit de vote spécial

j) Le fiduciaire chargé du vote et de l'échange et chaque porteur de parts B de LP1 vendra, cédera et transférera à nouvelle AltaGas la totalité de ses droits, titres et intérêts relativement à la part à droit de vote spécial à nouvelle AltaGas pour une contrepartie égale à la juste valeur marchande de 1,00 $, comme l'établit le commandité.

Vente d'AltaGas et des autres actifs à nouvelle AltaGas 2

k) AltaGas LP1 vendra, cédera et transférera à nouvelle AltaGas 2 le reliquat de ses actifs (à l'exception des sommes d'argent) en échange de ce qui suit :

(i) un nombre d'actions privilégiées de premier rang de nouvelle AltaGas 2 égal au nombre de parts B de LP1 émises et en circulation à l'heure d'effet;

(ii) 100 actions privilégiées de second rang de nouvelle AltaGas 2;

(iii) les billets de nouvelle AltaGas 2;

(iv) la prise en charge de la totalité des passifs d'AltaGas LP1.

Dissolution d'AltaGas LP1

l)

(i) AltaGas LP1 sera dissoute et liquidée et cessera d'exister et sera réputée être dissoute et liquidée et avoir cessé d'exister; le commandité nommera le liquidateur d'AltaGas LP1 pour qu'il détienne la totalité des actifs et des passifs d'AltaGas LP1 juste avant la dissolution de celle-ci en attendant qu'ils soient distribués aux porteurs de parts B de LP1 et à Holding Trust, en qualité d'anciens commandités d'AltaGas LP1.

(ii) Le commandité, en qualité de liquidateur d'AltaGas LP1, cédera et transférera immédiatement après les actifs d'AltaGas LP1 aux porteurs de parts B de LP1 et à Holding Trust comme suit :

(A) chaque porteur de parts B de LP1 recevra :

(i) un billet de nouvelle AltaGas 2 dont le capital est égal à sa dette de l'associé;

(ii) une action privilégiée de premier rang de nouvelle AltaGas 2 pour chaque part B de LP1;

(B) Holding Trust recevra les actions privilégiées de second rang de nouvelle AltaGas 2 et les sommes d'argent détenues par AltaGas LP1 juste avant sa dissolution.

m) Chaque billet de nouvelle AltaGas 2 reçu par un porteur de parts B de LP1 aux termes du paragraphe l)(ii)(A) ci-dessus sera affecté en compensation de la dette de l'associé de ce porteur envers nouvelle AltaGas 2, et les billets de nouvelle AltaGas 2 et les dettes de l'associé seront annulés.

Dissolution de Holding Trust

n) La totalité des actifs de Holding Trust seront transférés au Fonds qui prendra en charge la totalité des passifs de Holding Trust en règlement complet des droits du Fonds en tant que bénéficiaire de Holding Trust; la totalité des parts de fiducie de Holding Trust, des billets de série 1 et des autres passifs existants entre Holding Trust et le Fonds seront par la suite annulés.

o) Holding Trust cessera d'exister et sera dissoute et sera réputée cesser d'exister et être dissoute.

Dissolution du Fonds

p) La totalité des actifs du Fonds seront transférés à nouvelle AltaGas qui prendra en charge la totalité des passifs du Fonds en règlement complet des droits de nouvelle AltaGas en tant que porteur de parts; la totalité des parts de fiducie seront par la suite annulées.

q) Le Fonds cessera d'exister et sera dissous et sera réputé cesser d'exister et être dissous.

Transfert des actions privilégiées de premier rang de nouvelle AltaGas 2

r) La totalité des actions privilégiées de premier rang de nouvelle AltaGas 2 reçues par les porteurs de parts B de LP1 aux termes du paragraphe l)(ii)(A) ci-dessus seront vendues, cédées et transférées à nouvelle AltaGas (libres de toute réclamation) en échange d'actions de nouvelle AltaGas à raison de une action de nouvelle AltaGas pour chaque action privilégiée de premier rang de nouvelle AltaGas 2 ainsi vendue, cédée et transférée.

Transfert des actions de nouvelle AltaGas 2 et des actions d'AltaGas

s) Le commandité transférera les actions de nouvelle AltaGas 2 et son droit indivis sur les biens qu'il a reçus aux termes du paragraphe h)(ii) ci-dessus à nouvelle AltaGas pour une contrepartie en espèces égale à leur juste valeur marchande, comme il l'établit.

Capital déclaré de nouvelle AltaGas, de nouvelle AltaGas 2 et d'AltaGas

t) Par suite de l'émission d'actions de nouvelle AltaGas aux termes des paragraphes e), f) et r) ci-dessus, le montant global ajouté au compte de capital déclaré des actions de nouvelle AltaGas correspondra au montant maximum qu'il est permis d'ajouter au capital versé de ces actions pour l'application de la LIR par suite de l'émission.

u) Par suite de l'émission d'actions privilégiées de premier rang de nouvelle AltaGas 2 et d'actions privilégiées de second rang d'AltaGas 2 aux termes du paragraphe k) ci-dessus, le montant global ajouté au compte de capital déclaré de chaque catégorie d'actions sera de 1,00 $.

v) Le capital déclaré des actions émises et en circulation de toutes les catégories d'actions d'AltaGas sera diminué, sans paiement, à 1,00 $.

Fusion de nouvelle AltaGas, nouvelle AltaGas 2 et AltaGas

w) les sociétés fusionnantes seront fusionnées pour devenir une seule société en vertu de la LCSA conformément à ce qui suit :

(i) au moment de la fusion :

(A) les actions de nouvelle AltaGas ne seront pas annulées ou converties et il n'y aura pas de titres émis par nouvelle AltaGas Amalco et ce, pour que les actions de nouvelle AltaGas deviennent des actions de nouvelle AltaGas Amalco;

(B) les actions de nouvelle AltaGas 2, les actions privilégiées de premier rang de nouvelle AltaGas 2, les actions privilégiées de second rang de nouvelle AltaGas 2 et les actions d'AltaGas seront annulées sans remboursement de capital.

(ii) nouvelle AltaGas Amalco sera appelée « AltaGas Ltd. »;

(iii) nouvelle AltaGas Amalco adoptera le régime d'options d'achat d'actions de nouvelle AltaGas;

(iv) le siège social de nouvelle AltaGas Amalco sera situé au 1700, 355 – 4th Avenue S.W., Calgary (Alberta) T2P 0J1;

(v) nouvelle AltaGas Amalco sera autorisée à émettre un nombre illimité d'actions ordinaires et un nombre illimité d'actions privilégiées pouvant être émises en séries, qui seront assorties des droits, des privilèges et des conditions énoncés dans les statuts de nouvelle AltaGas;

(vi) il n'y aura pas de restrictions sur les activités et les pouvoirs que nouvelle AltaGas Amalco est autorisée à exercer, ni sur le transfert des actions de nouvelle AltaGas Amalco;

(vii) le conseil d'administration de nouvelle AltaGas Amalco fixera à l'occasion le nombre exact de ses administrateurs, qui sera d'au minimum trois (3) et d'au maximum quinze (15);

(viii) les administrateurs de nouvelle AltaGas Amalco seront autorisés à nommer un ou plusieurs administrateurs supplémentaires dont le mandat prendra fin au plus tard à la clôture de l'assemblée annuelle des actionnaires suivante, mais le nombre total d'administrateurs ainsi nommés ne pourra dépasser le tiers du nombre d'administrateurs élus à l'assemblée annuelle des actionnaires précédente;

(ix) le mandat des premiers administrateurs de nouvelle AltaGas Amalco se poursuivra jusqu'à l'assemblée annuelle des actionnaires suivante de nouvelle AltaGas Amalco ou jusqu'à ce que leurs remplaçants soient élus ou nommés; les premiers administrateurs seront les personnes dont le nom et le lieu de résidence figurent ci-après :

Nom	Lieu de résidence
David W. Cornhill	Calgary (Alberta) Canada
Allan L. Edgeworth	Calgary (Alberta) Canada
Hugh A. Fergusson	Calgary (Alberta) Canada
Denis C. Fonteyne	Calgary (Alberta) Canada
Daryl H. Gilbert	Calgary (Alberta) Canada
Robert B. Hodgins	Calgary (Alberta) Canada
Myron F. Kanik	Qualicum Beach (Colombie-Britannique) Canada
David F. Mackie	Houston (Texas) États-Unis
M. Neil McCrank	Calgary (Alberta) Canada

(x) les premiers dirigeants de nouvelle AltaGas Amalco seront les suivants :

NOM	**FONCTION**
DAVID W. CORNHILL	PRÉSIDENT DU CONSEIL ET CHEF DE LA DIRECTION
RICHARD M. ALEXANDER	PRÉSIDENT ET CHEF DE L'EXPLOITATION
GREGORY A. AARSSEN	VICE-PRÉSIDENT, AFFAIRES DE L'ENTREPRISE
NANCY A. ANDERSON	VICE-PRÉSIDENTE, ÉNERGIE RENOUVELABLE – ÉNERGIE ÉOLIENNE
JEREMY R. BAINES	VICE-PRÉSIDENT ET TRÉSORIER
JAMES B. BRACKEN	PREMIER VICE-PRÉSIDENT, PROJETS IMPORTANTS
DOUGLAS H. BROWN	VICE-PRÉSIDENT DE DIVISION, ÉNERGIE RENOUVELABLE – ÉNERGIE HYDROÉLECTRIQUE
DENNIS A. DAWSON	VICE-PRÉSIDENT, CHEF DU CONTENTIEUX ET SECRÉTAIRE GÉNÉRAL
MASSIMILIANO FANTUZ	VICE-PRÉSIDENT DIRECTEUR
BRADLEY G.H. MATTSON	VICE-PRÉSIDENT ET CONTRÔLEUR
MARILYN A. PFAEFFLIN	VICE-PRÉSIDENTE DE DIVISION, TRANSPORT
DEBORAH S. STEIN	VICE-PRÉSIDENTE, FINANCES ET CHEF DES FINANCES
KENT E. STOUT	VICE-PRÉSIDENT, RESSOURCES GÉNÉRALES
RANDY W. TOONE	VICE-PRÉSIDENT DE DIVISION, COLLECTE ET TRAITEMENT SUR PLACE ET SERVICES ÉNERGÉTIQUES
DAVID R. TULK	VICE-PRÉSIDENT DE DIVISION, EXTRACTION ET TRANSPORT
DAVID R. WRIGHT	VICE-PRÉSIDENT DIRECTEUR, STRATÉGIE ET EXPANSION DES

NOM	FONCTION
	AFFAIRES

(xi) les règlements de nouvelle AltaGas Amalco seront les mêmes que ceux de nouvelle AltaGas en vigueur avant la date d'effet;

(xii) les dispositions des paragraphes 186(b), (c), (d) et (f) de la LCSA s'appliqueront à la fusion avec les conséquences suivantes :

(A) les biens de chaque société fusionnante continueront d'appartenir à nouvelle AltaGas Amalco (sauf les actions d'une société fusionnante détenues par une autre société fusionnante et les sommes qu'une société fusionnante doit recevoir d'une autre société fusionnante);

(B) nouvelle AltaGas Amalco continuera d'être responsable de l'exécution des obligations de chaque société fusionnante (à l'exception des obligations relatives aux sommes dues par une société fusionnante à une autre société fusionnante);

(C) les causes d'action, de réclamation ou de poursuite existantes d'une société fusionnante ne seront pas touchées;

(D) les poursuites civiles, criminelles ou administratives en cours intentées par une société fusionnante ou contre elle pourront être continuées par nouvelle AltaGas Amalco ou contre elle;

(E) la condamnation d'une société fusionnante ou une décision, une ordonnance ou un jugement en faveur d'une société fusionnante ou contre celle-ci pourra être exécuté par nouvelle AltaGas Amalco ou contre elle.

(xiii) les clauses de l'arrangement déposées afin de donner effet à l'arrangement seront réputées constituer les statuts de fusion de nouvelle AltaGas Amalco et le certificat délivré relativement aux clauses de l'arrangement par le directeur en vertu de la LCSA sera réputé constituer le certificat de fusion de nouvelle AltaGas Amalco;

(xiv) dans la mesure où les dispositions du présent plan d'arrangement sont réputées être incompatibles avec les lois applicables, il sera automatiquement rajusté pour supprimer l'incompatibilité;

(xv) les premiers vérificateurs de nouvelle AltaGas Amalco seront Ernst & Young s.r.l./S.E.N.C.R.L., dont le mandat se poursuivra jusqu'à la fermeture des bureaux à la première assemblée annuelle des porteurs d'actions de nouvelle AltaGas Amalco, et les administrateurs de nouvelle AltaGas Amalco seront autorisés à établir leur rémunération.

Modification du RRD

x) le RRD sera modifié et mis à jour de sorte que : (i) les porteurs admissibles d'actions de nouvelle AltaGas Amalco puissent demander que leurs dividendes en espèces soient réinvestis dans de nouvelles actions supplémentaires de nouvelle AltaGas Amalco qui seront émises à escompte de 5 % par rapport au cours moyen (défini dans le RRD modifié) à la date de versement des dividendes applicable; (ii) les porteurs admissibles d'actions de nouvelle AltaGas Amalco puissent choisir, en vertu de la composante majorée du RRD modifié, que ces actions de nouvelle AltaGas Amalco supplémentaires soient remises au courtier responsable du régime désigné en échange d'un paiement en espèces majoré égal à 102 % du dividende en espèces que les porteurs auraient autrement reçu à la date de versement des dividendes pertinente; (iii) tous

les participants existants au RRD soient réputés être des participants au RRD modifié sans autre mesure de leur part et que les porteurs d'actions de nouvelle AltaGas Amalco puissent participer au RRD modifié relativement aux dividendes en espèces déclarés et versés par nouvelle AltaGas Amalco sur les actions de nouvelle AltaGas Amalco.

Toutefois, si l'une des étapes précédentes n'est pas réalisée, elles seront toutes réputées ne pas avoir été réalisées.

3.2 Chacune des parties mentionnées au paragraphe 3.1 fait les inscriptions appropriées dans ses registres de valeurs mobilières pour tenir compte des questions sur lesquelles porte ce paragraphe.

ARTICLE 4
CERTIFICATS EN CIRCULATION ET FRACTIONS DE TITRES

4.1 Après l'heure d'effet, les certificats qui représentaient auparavant des titres représentent uniquement le droit de recevoir au moment de leur remise, conformément au paragraphe 4.2 : a) les certificats représentant les actions de nouvelle AltaGas Amalco auxquelles l'ancien porteur de ces titres a droit, sous réserve du présent article 4 et conformément à l'article 3; b) les dividendes ou les distributions sur ces actions, conformément au paragraphe 4.3, sous réserve du respect des exigences énoncées au présent article 4.

4.2 Dans les meilleurs délais après la dernière des éventualités suivantes, à savoir la date d'effet et la remise au dépositaire de certificats représentant auparavant les titres d'une personne pour annulation ainsi que la remise des autres documents et instruments qui auraient été nécessaires au transfert des titres, selon le cas, auparavant représentées par ces certificats aux termes de la LCSA et celle des documents et des instruments supplémentaires que le dépositaire peut raisonnablement exiger, nouvelle AltaGas Amalco fait en sorte que le dépositaire remette à cette personne le ou les certificats représentant le nombre d'actions de nouvelle AltaGas Amalco qu'elle a le droit de recevoir (ainsi que les dividendes ou les distributions sur ces actions conformément au paragraphe 4.3), et les certificats ainsi remis sont annulés sur-le-champ. Dans le cas d'un transfert de propriété de titres qui n'est pas inscrit dans les registres de transfert du Fonds ou d'AltaGas LP1, selon le cas, des certificats représentant le nombre approprié d'actions de nouvelle AltaGas Amalco peuvent être délivrés au cessionnaire si les certificats représentant ces titres sont présentés au dépositaire, accompagnés des documents exigés pour attester et effectuer le transfert au cessionnaire.

4.3 Les dividendes ou les distributions versés à l'égard d'actions de nouvelle AltaGas Amalco, si la date de référence tombe après l'heure d'effet et qu'aucun certificat n'a été délivré, sont versés ou remis au dépositaire afin qu'il les détienne en fiducie pour le compte du porteur inscrit de ces actions de nouvelle AltaGas Amalco. Le dépositaire investit toutes les sommes qu'il reçoit dans des comptes en fiducie aux conditions qu'il juge raisonnablement appropriées. Le dépositaire verse et remet au porteur inscrit les dividendes ou les distributions auxquels il a droit, déduction faite des retenues et des autres impôts applicables, à la remise des certificats représentant les actions de nouvelle AltaGas Amalco émises à ce porteur conformément au paragraphe 4.2.

4.4 Les certificats représentant auparavant des titres qui ne sont pas déposés avec les autres documents exigés au paragraphe 4.2 au plus tard au sixième anniversaire de la date d'effet cessent de représenter un droit ou une réclamation de quelque nature que ce soit, et le droit du porteur du certificat représentant auparavant ces titres de recevoir des actions de nouvelle AltaGas Amalco ainsi que des dividendes ou des distributions sur ces actions conformément au paragraphe 4.3 est réputé être remis à nouvelle AltaGas Amalco, ainsi que les dividendes et les distributions s'y rattachant conservés à l'intention de ce porteur.

4.5 Nouvelle AltaGas Amalco et le dépositaire sont en droit de déduire et de retenir de la contrepartie ou de la distribution payable par ailleurs à un ancien porteur de titres ou à un porteur d'actions de nouvelle AltaGas Amalco les sommes qu'ils doivent déduire et retenir de ce paiement en vertu de la LIR ou d'une loi fiscale fédérale, provinciale, territoriale, étatique, locale ou étrangère. Dans la mesure où ces sommes sont ainsi retenues, elles sont traitées pour les besoins des présentes comme ayant été payées aux porteurs des titres pour lesquels la déduction et la retenue ont été effectuées, à condition que ces retenues soient réellement remises à l'autorité fiscale compétente. Dans la mesure où la somme qui doit être déduite ou retenue d'un

paiement à un porteur dépasse la tranche en espèces de la contrepartie qui lui est payable par ailleurs, nouvelle AltaGas et le dépositaire sont autorisés par les présentes à disposer, notamment par la vente, de la tranche de la contrepartie qui leur est nécessaire pour respecter cette exigence de déduction ou de retenue et ils en avisent le porteur et remettent le solde du produit net de la vente qui n'est pas utilisé.

ARTICLE 5
MODIFICATIONS

5.1 Nouvelle AltaGas et le Fonds se réservent chacune le droit de modifier ou de compléter le présent plan d'arrangement à tout moment avant l'heure d'effet; toutefois, la modification ou le complément doit figurer dans un document écrit qui est :

a) accepté par chacune des parties;

b) déposé à la Cour et, s'il est produit après l'assemblée, approuvé par la Cour;

c) communiqué aux porteurs de titres de la manière exigée par la Cour (si c'est exigé).

5.2 Nouvelle AltaGas Amalco peut apporter après l'heure d'effet des modifications et des compléments au présent plan d'arrangement à condition qu'ils ne soient pas défavorables aux intérêts financiers ou économiques d'un ancien porteur de titres.

APPENDICE D

RÉGIME D'OPTIONS D'ACHAT D'ACTIONS DE NOUVELLE ALTAGAS

ALTAGAS CONVERSION INC.

RÉGIME D'OPTIONS D'ACHAT D'ACTIONS

Le 1er juillet 2010

1. *Objet*

Le but du présent régime est d'inciter les administrateurs, les dirigeants, les employés, les consultants et les autres membres du personnel d'AltaGas et des membres de son groupe à réaliser les objectifs à plus long terme d'AltaGas, d'accorder la reconnaissance qui convient aux compétences et aux efforts des personnes qui contribuent sensiblement au succès d'AltaGas et des membres de son groupe et d'attirer et de maintenir en poste auprès d'eux des personnes compétentes et chevronnées, en leur donnant l'occasion d'acquérir une participation plus importante dans AltaGas.

2. *Définitions*

Sauf si l'objet ou le contexte s'y oppose, les définitions suivantes s'appliquent aux présentes :

« **action ordinaire** » Action ordinaire d'AltaGas.

« **actionnaire** » À tout moment, le porteur d'une ou de plusieurs actions ordinaires.

« **AltaGas** » AltaGas Conversion Inc. et ses successeurs et ayants cause; toute mention aux présentes d'une mesure prise par AltaGas désigne une mesure prise par le conseil d'administration ou le comité ou sous sa gouverne.

« **bourse** » La ou les bourses à la cote desquelles les actions ordinaires sont inscrites et tout autre organisme de réglementation compétent.

« **comité** » Le comité dûment autorisé nommé par le conseil d'administration pour prendre des décisions à l'égard du présent régime et faire des attributions d'options d'achat d'actions aux termes de celui-ci, initialement le comité des ressources humaines et de la rémunération d'AltaGas.

« **conseil d'administration** » Le conseil d'administration d'AltaGas.

« **convention d'option d'achat d'actions** » La convention écrite intervenue entre AltaGas et un titulaire d'options qui régit l'attribution d'options d'achat d'actions à ce dernier, les conditions de cette convention ne devant pas être incompatibles avec le présent régime, et qui intègre par renvoi le présent régime, comme il est plus amplement décrit à l'article 7.

« **cours** » Le cours de clôture des actions ordinaires à la Bourse de Toronto ou à une autre bourse (ou, si les actions ordinaires sont inscrites à la cote de plus d'une bourse, à la bourse que peut désigner le conseil d'administration à cette fin) le jour de bourse précédant le jour de l'attribution de l'option d'achat d'actions.

« **durée de l'option** » La période que peut établir le conseil d'administration ou le comité au cours de laquelle le titulaire d'options peut exercer une option d'achat d'actions (sous réserve des restrictions applicables en matière d'acquisition des droits), période allant de la date d'attribution de l'option d'achat d'actions au titulaire d'options au plus tard au dixième anniversaire de l'attribution.

« **Fiducie** » AltaGas Income Trust.

« **fournisseur de services** » Personne ou société dont AltaGas a retenu les services pour qu'elle fournisse des services pendant une période initiale, renouvelable ou prolongée d'au moins 12 mois.

« **groupe** » Personne membre du groupe aux termes de la LCSA ou que le conseil d'administration ou le comité considère comme un membre du groupe d'AltaGas pour les besoins du présent régime.

« **initié** » A le sens qui est attribué au terme *insider* dans la loi de l'Alberta intitulée *Securities Act*.

« **jour de bourse** » Jour où au moins un lot régulier d'actions ordinaires a été vendu par l'intermédiaire de la bourse pertinente.

« **LCSA** » La *Loi canadienne sur les sociétés par actions*, L.R.C. 1985, c. C.-44, dans sa version modifiée, et ses règlements d'application.

« **mécanisme de rémunération en titres** » (i) Les régimes d'options d'achat d'actions à l'intention des employés, des initiés, des fournisseurs de services ou de l'un de ces groupes; (ii) les options d'achat d'actions attribuées aux employés, aux fournisseurs de services ou aux initiés qui ne sont pas attribuées aux termes d'un régime préalablement approuvé par les actionnaires de la Société; (iii) les régimes d'achat d'actions aux termes desquels la Société fournit une aide financière ou verse une cotisation égale à la totalité ou à une partie du prix des nouveaux titres qui sont achetés (iv) les régimes de droits à la plus-value d'actions qui prévoient l'émission par la Société de nouveaux titres; (v) tout autre mécanisme de rémunération ou d'intéressement qui prévoit l'émission réelle ou éventuelle de titres de la Société; (vi) l'achat de nouveaux titres par un employé, un initié ou un fournisseur de services qui reçoit une aide financière de la Société de quelque nature que ce soit.

« **option d'achat d'actions** » Option attribuée par AltaGas à un titulaire d'options et qui permet à ce dernier d'acquérir un nombre déterminé d'actions ordinaires d'AltaGas au prix qu'établit le conseil d'administration ou le comité, aux termes d'une convention d'achat d'actions.

« **options d'achat de parts de fiducie** » Collectivement, les options d'achat de parts de fiducie en circulation aux termes du régime d'options d'achat de parts de fiducie de la Fiducie.

« **parts de fiducie** » Parts de fiducie de la Fiducie.

« **période d'interdiction d'opérations** » La période au cours de laquelle, aux termes des politiques d'AltaGas, les titres d'AltaGas ne peuvent être négociés par certaines personnes que désigne AltaGas, y compris le porteur d'une option d'achat d'actions.

« **personne** » Personne physique, société par actions, société à responsabilité limitée ou illimitée, société en nom collectif, société en commandite, cabinet, association, coentreprise, fiducie ou autre entité similaire agissant notamment à titre personnel ou à titre de fiduciaire.

« **prix de l'option** » Le prix par action ordinaire auquel des actions ordinaires peuvent être achetées aux termes d'une option d'achat d'actions et qui peut être rajusté conformément à l'article 10 des présentes.

« **régime** » Le régime d'options d'achat d'actions d'AltaGas Conversion Inc. qui figure aux présentes, dans sa version éventuellement modifiée.

« **titulaire d'options** » Administrateur, dirigeant, employé, consultant ou fournisseur de services d'AltaGas ou d'un membre de son groupe à qui une option d'achat d'actions est attribuée dans le cadre du présent régime.

3. ***Administration***

Le conseil d'administration administre le régime. Il a le pouvoir d'interpréter les dispositions du présent régime et les conventions d'option conclues aux termes de ce dernier ainsi que de prescrire, de modifier et d'annuler les règles et règlements régissant l'administration et la mise en application du présent régime et de renoncer à ceux-ci, y compris les règles relatives à l'acquisition des droits. Les décisions et les interprétations du conseil d'administration sont finales et lient les titulaires d'options et AltaGas, sous réserve de l'approbation des porteurs de titres si une bourse pertinente l'exige. Malgré ce qui précède ou toute autre disposition des présentes, le conseil d'administration a le droit de déléguer au comité l'administration ou la mise en application du présent régime.

4. *Admissibilité*

Le conseil d'administration peut à tout moment désigner les personnes à qui seront attribuées des options d'achat d'actions aux termes du présent régime et leur faire de telles attributions. Le nombre maximal d'actions ordinaires autorisées mais non émises qui peuvent être émises à l'exercice d'options d'achat d'actions attribuées aux termes du présent régime (à l'exception des options d'achat d'actions attribuées en échange et en remplacement d'options d'achat de parts de fiducie), compte tenu des actions ordinaires qui peuvent être émises aux termes d'autres mécanismes de rémunération en titres, ne peut à aucun moment excéder 10 % du nombre total d'actions ordinaires en circulation ou le nombre plus élevé d'actions ordinaires qui est établi par le conseil d'administration et approuvé, s'il y a lieu, par les actionnaires et la bourse, jusqu'à concurrence du nombre maximal d'actions ordinaires permis par les règles de la bourse, sous réserve du rajustement prévu à l'article 10 des présentes tant du nombre d'actions ordinaires visées par chaque attribution que du nombre total d'actions ordinaires qui peuvent être émises aux termes des présentes afin de donner effet à toute modification pertinente de la structure du capital d'AltaGas. Les actions ordinaires à l'égard desquelles des options d'achat d'actions ne sont pas exercées peuvent être rattachées à des options attribuées ultérieurement.

Les options d'achat d'actions attribuées aux termes du présent régime et de tout autre mécanisme de rémunération en titre proposé d'AltaGas n'a pas l'une des incidences suivantes :

a) le nombre d'actions ordinaires réservées pour émission aux termes des options d'achat d'actions attribuées à des initiés dépasse 10 % des actions ordinaires émises et en circulation;

b) le nombre d'actions ordinaires émises à des initiés au cours d'une période de un an dépasse 10 % des actions ordinaires en circulation;

c) le nombre d'actions ordinaires émises à un initié et aux personnes avec qui il a des liens, au cours d'une période de un an, dépasse 5 % des actions ordinaires en circulation.

En plus des restrictions susmentionnées :

a) aucune option d'achat d'actions ne peut être attribuée à un administrateur non salarié d'AltaGas si cela a pour effet d'autoriser, à un moment donné, l'émission aux administrateurs non salariés (en tant que groupe) de plus de 1 % au total des actions ordinaires émises et en circulation immédiatement avant l'émission;

b) au cours d'un même exercice, la valeur totale des options d'achat d'actions attribuées à un administrateur non salarié, déterminée par le conseil d'administration à la date d'attribution des options d'achat d'actions selon le modèle d'évaluation Black-Scholes-Merton, ne doit pas dépasser 100 000 $.

5. *Participation*

a) La participation au présent régime est entièrement volontaire et toute décision de ne pas y participer n'a aucune incidence sur la relation entre le titulaire d'options et AltaGas ou un membre de son groupe ou sur son emploi auprès d'eux.

b) Malgré toute condition contraire expresse ou implicite du présent régime, l'attribution d'une option d'achat d'actions aux termes de ce dernier ne saurait en aucun cas être interprétée comme une garantie d'emploi donnée au titulaire d'options par AltaGas ou un membre de son groupe ou comme un contrat de services avec ceux-ci.

c) Les options d'achat d'actions ne sont pas touchées par un changement d'emploi du titulaire d'options ou par le fait que ce dernier cesse d'être un administrateur ou un dirigeant d'AltaGas ou d'un membre de son groupe s'il continue d'être un employé à temps plein, un administrateur ou un dirigeant d'AltaGas ou d'un membre de son groupe.

d) Aucun titulaire d'options n'a les droits d'un porteur d'actions ordinaires à l'égard des actions ordinaires émises aux termes d'une option d'achat d'actions tant que le prix de ces actions n'a pas été réglé intégralement et que celles-ci n'ont pas été émises à l'exercice de l'option, aux termes du présent régime et de la convention d'option d'achat d'actions applicable.

6. *Convention d'options d'achat d'actions*

AltaGas et chaque titulaire d'options à qui une option d'achat d'actions est attribuée aux termes des présentes concluront une entente écrite qui indiquera le nombre d'actions ordinaires visées par l'option, le prix d'exercice, les dates et conditions d'acquisition des droits, la durée de l'option et les autres conditions approuvées par le conseil d'administration ou le comité, le tout conformément aux dispositions du présent régime. La convention d'option d'achat d'actions sera présentée sous la forme que le conseil d'administration pourra à l'occasion approuver et pourra renfermer des conditions jugées nécessaires au respect par l'option d'achat d'actions des dispositions relatives aux options des lois de l'impôt sur le revenu ou autres en vigueur dans un pays ou un territoire dont le titulaire d'options est résident ou citoyen ou des règles d'un organisme de réglementation ayant compétence à l'égard d'AltaGas, y compris les dispositions relatives aux droits et aux obligations se rapportant aux retenues à la source d'AltaGas relativement à l'option d'achat d'actions.

7. *Exercice d'options d'achat d'actions*

a) Un titulaire d'options a le droit d'exercer une option d'achat d'actions qui lui a été attribuée à tout moment avant l'expiration de la durée de l'option, sous réserve des restrictions en matière d'acquisition des droits et des autres restrictions qui peuvent être imposées dans la convention d'option d'achat d'actions au moment de l'attribution. Malgré ce qui précède, si la durée de l'option expire au cours d'une période d'interdiction d'opérations ou dans les sept jours ouvrables suivant la fin de la période d'interdiction d'opérations, l'expiration de la durée de l'option est, sans autre mesure, reportée à la date qui tombe sept jours ouvrables après la fin de cette période d'interdiction d'opérations. Un tel report s'applique à toutes les options d'achat d'actions, quelle que soit leur date d'attribution, et n'est pas considéré comme une prolongation de la durée de l'option d'achat d'actions dont il est question à l'article 11 des présentes.

b) Le prix de l'option applicable à une option d'achat d'actions attribuée aux termes du présent régime est fixé par le conseil d'administration au moment de son attribution, sous réserve des restrictions imposées par la bourse, et est au moins égal au cours; toutefois, les options d'achat d'actions attribuées en échange et en remplacement d'options d'achat de parts de fiducie sont attribuées au prix d'exercice des options d'achat de parts de fiducie à la date d'échange et expirent aux dates indiquées dans les conditions des options d'achat de parts de fiducie applicables échangées, et les droits aux options d'achat d'actions sont acquis à ces dates.

8. *Incessibilité des droits du titulaire d'options*

a) Les droits et intérêts du titulaire d'options aux termes du présent régime ne sont pas transférables ou cessibles, en totalité ou en partie, directement ou par opération de la loi, sauf par legs ou dévolution successorale, ou sauf si la convention d'options d'achat d'actions le prévoit, sous réserve des exigences ou autorisations de la bourse. Ces droits et intérêts peuvent être exercés :

(i) du vivant du titulaire d'options uniquement par lui ou ses ayants droit,

(ii) après le décès du titulaire d'options ou lorsqu'il cesse d'être administrateur, dirigeant, employé ou consultant ou d'être autrement au service d'AltaGas ou d'un membre de son groupe, uniquement selon les dispositions de la convention d'options conclue avec le titulaire d'options.

b) Sous réserve de ce qui précède, les conditions du présent régime lient AltaGas et chaque titulaire d'options et ses héritiers, exécuteurs testamentaires, administrateurs successoraux et représentants successoraux.

9. ***Offre publique d'achat ou changement de contrôle***

Le conseil d'administration a le pouvoir, dans l'un ou l'autre des cas suivants :

a) l'aliénation de la totalité ou de la quasi-totalité des actifs d'AltaGas sur une base consolidée, à la dissolution d'AltaGas ou à sa fusion ou à son regroupement avec une autre personne, ou à la fusion ou au regroupement d'une autre personne avec AltaGas ou un membre de son groupe;

b) un changement de contrôle d'AltaGas,

de modifier la convention d'options d'achat d'actions afin de permettre l'exercice d'une partie ou de la totalité des options d'achat d'actions restantes avant la réalisation de l'opération en question. Si le conseil d'administration exerce un tel pouvoir, les conditions des options d'achat d'actions sont réputées avoir été modifiées afin de permettre leur exercice en totalité ou en partie par le titulaire d'options à tout moment ou à l'occasion tel que l'établit le conseil d'administration avant la réalisation de l'opération en question.

10. ***Effet antidilutif de l'option d'achat d'actions***

En cas :

a) à tout moment pendant la durée de l'option, de division, de nouvelle division ou de modification des actions ordinaires qui accroît le nombre d'actions ordinaires, AltaGas remet, au moment de l'exercice ultérieur de l'option d'achat d'actions, le nombre d'actions ordinaires qu'aurait entraîné cette division, nouvelle division ou modification si l'option d'achat d'actions avait été exercée avant la date de l'opération en question;

b) à tout moment pendant la durée de l'option, de regroupement ou de modification des actions ordinaires qui diminue le nombre d'actions ordinaires, le nombre d'actions ordinaires que peut remettre AltaGas à l'exercice ultérieur de l'option d'achat d'actions est ramené au nombre d'actions ordinaires qu'aurait entraîné le regroupement ou la modification si l'option d'achat d'actions avait été exercée avant la date de l'opération en question;

c) à tout moment pendant la durée de l'option d'achat d'actions, de reclassement des actions ordinaires en circulation ou de modification des actions ordinaires pour les remplacer par d'autres titres, ou encore de transfert de la totalité ou de la quasi-totalité de l'entreprise ou des actifs d'AltaGas ou d'un membre de son groupe à une autre société, le titulaire d'options a le droit de recevoir, et il est tenu d'accepter, en remplacement du nombre d'actions ordinaires auquel il avait auparavant droit à l'exercice de l'option d'achat d'actions, le type et le nombre d'actions et d'autres titres ou biens qu'il aurait eu le droit de recevoir par suite du reclassement, de la modification, du regroupement, de la fusion ou du transfert si, à la date d'effet de l'opération en question, il avait détenu le nombre d'actions ordinaires auquel il avait droit à l'exercice de l'option d'achat d'actions;

d) de déclaration et de versement par AltaGas d'un dividende hors du cours normal des activités, d'un dividende exceptionnel en espèces ou d'un dividende en actions, le prix de l'option applicable à toutes les options d'achat d'actions en circulation à la date de référence relative au dividende est réduit d'un montant égal au versement en espèces ou à tout autre dividende ou à la juste valeur marchande du dividende en espèces, du dividende en actions ou de toute autre dividende, comme l'établit le conseil d'administration à son gré mais sous réserve des approbations nécessaires des organismes de réglementation.

Des rajustements sont apportés à la survenance de tout événement indiqué au présent article. Il est entendu que le titulaire d'options paiera pour le nombre d'actions, d'autres titres ou de biens indiqués ci-dessus le montant qu'il aurait payé s'il avait exercé l'option d'achat d'actions attribuée aux termes des présentes avant la date d'effet de cette division, de cette nouvelle division, de ce regroupement ou de cette modification des actions ordinaires ou de ce reclassement, de ce regroupement, de cette fusion ou de ce transfert, selon le cas.

11. ***Résiliation et modification***

Sous réserve des exceptions mentionnées ci-après et sous réserve des lois applicables, le cas échéant, qui exigent l'approbation des actionnaires ou d'un organisme gouvernemental ou de réglementation (notamment la bourse), le conseil d'administration peut en tout temps et sans l'approbation des actionnaires modifier, suspendre ou résilier le présent régime, ou encore une partie de celui-ci ou une option d'achat d'actions.

Sans que soit limitée la portée générale de ce qui précède, le conseil d'administration peut apporter le genre suivant de modifications au présent régime sans demander l'approbation des actionnaires :

a) les modifications de nature administrative ou non discrétionnaire, notamment, sans que soit limitée la généralité de ce qui précède, celles qui visent à corriger une ambiguïté, une erreur ou une omission dans le présent régime, ou à corriger ou compléter une disposition du présent régime incompatible avec une autre;

b) les modifications nécessaires au respect des dispositions des lois applicables (notamment les règles, règlements et politiques de la bourse et des dispositions de la *Loi de l'impôt sur le revenu* du Canada et de son règlement d'application, ou de toute autre loi fiscale applicable);

c) les modifications touchant l'administration du présent régime;

d) les modifications apportées aux dispositions de résiliation anticipée du présent régime ou à quelque attribution que ce soit, pourvu que les modifications n'aient pas pour effet de prolonger la durée d'une option d'achat d'actions au-delà de sa durée initiale;

e) les modifications voulues pour suspendre ou résilier le présent régime.

L'approbation des actionnaires est requise pour le genre suivant de modifications :

(i) l'augmentation (A) du nombre d'actions ordinaires pouvant être émises à l'exercice des options d'achat d'actions attribuées aux termes du présent régime, si celui-ci prévoit l'émission d'un nombre fixe d'options d'achat d'actions et (B) du pourcentage d'actions ordinaires pouvant être émises à l'exercice des options d'achat d'actions attribuées aux termes du présent régime, si celui-ci prévoit un tel pourcentage;

(ii) les modifications qui ont pour effet de réduire le prix de l'option d'achat d'actions;

(iii) l'annulation et la réémission d'une option d'achat d'actions;

(iv) les modifications qui ont pour effet de prolonger la durée d'une option d'achat d'actions au-delà de sa durée initiale;

(v) les modifications qui augmentent les limites imposées à la participation au présent régime des administrateurs non salariés;

(vi) les modifications qui permettraient le transfert ou la cession d'options d'achat d'actions, sauf dans le cadre d'un règlement de succession normal;

(vii) les modifications apportées au présent article 11;

(viii) les modifications que les actionnaires doivent approuver en vertu des lois applicables (notamment les règles, règlements et politiques de la bourse).

En cas d'incompatibilité entre les paragraphes a) à e) et les paragraphes (i) à (viii) ci-dessus, ces derniers ont préséance.

Sauf disposition expresse des présentes, aucune mesure du comité, du conseil d'administration ou des actionnaires ne peut modifier ou compromettre les droits d'un titulaire d'options sur une option déjà attribuée sans le consentement du titulaire en question.

12. ***Lois applicables***

Le présent régime est régi par les lois de l'Alberta et les lois du Canada qui s'y appliquent et est administré et interprété conformément à ces lois.

13. ***Genre***

Lorsque le singulier et le masculin sont utilisés dans le présent régime, ils sont interprétés comme désignant le pluriel ou le féminin ou une personne morale et inversement, lorsque le contexte ou les parties l'exigent.

14. ***Frais***

AltaGas paie tous les frais d'administration du présent régime.

15. ***Date d'effet***

Le présent régime entre en vigueur le 1er juillet 2010 moyennant l'obtention de toutes les approbations nécessaires des actionnaires et des organismes de réglementation.

APPENDICE E

INFORMATION CONCERNANT NOUVELLE ALTAGAS AMALCO

TABLE DES MATIÈRES

AVIS AU LECTEUR

Sauf indication contraire, l'information donnée dans le présent appendice a été établie dans l'hypothèse où l'arrangement est réalisé. Sauf définition contraire aux présentes, les définitions données dans la circulaire, notamment dans le « Glossaire », s'appliquent au présent appendice.

ÉNONCÉS PROSPECTIFS

Le présent appendice contient des énoncés prospectifs. Toutes les déclarations faites dans le présent appendice qui ne sont pas des faits historiques constituent des énoncés prospectifs. Il y a lieu de consulter la rubrique « *Circulaire de sollicitation de procurations – Énoncés prospectifs* » dans le corps du texte de la présente circulaire pour obtenir de l'information sur les énoncés prospectifs. Les énoncés prospectifs du présent appendice sont expressément présentés sous réserve des mises en garde figurant dans cette rubrique. Ils sont donnés en date de la présente circulaire et, sauf exigence de la législation en valeurs mobilières applicable, le Fonds n'est nullement tenu de les mettre à jour publiquement pour tenir compte notamment de nouvelles données ou de faits ultérieurs.

STRUCTURE DE LA SOCIÉTÉ

Nom, adresse et constitution

Nouvelle AltaGas Amalco sera la société par actions qui remplacera les sociétés fusionnantes en vertu de la LCSA à la suite de la prise d'effet de l'arrangement envisagé aux présentes. À la suite de la réalisation de l'arrangement, les activités de nouvelle AltaGas Amalco seront les activités menées à l'heure actuelle indirectement par le Fonds. Le bureau principal et siège social de nouvelle AltaGas Amalco sera situé au 1700, 355 – 4th Avenue S.W., Calgary (Alberta) T2P 0J1.

Structure organisationnelle de nouvelle AltaGas Amalco

Le diagramme suivant illustre la structure organisationnelle simplifiée de nouvelle AltaGas Amalco juste après la réalisation de l'arrangement.



AltaGas Holdings #3 Inc.
Anciens porteurs de parts et porteurs de parts B de LP1
100 %
AltaGas Utility Group Inc.
100 %
AltaGas Utility Holdings Inc.
Actions ordinaires 100 %
100 %
100 %
33 1/3 %
AltaGas Utilities Inc.
AltaGas Utility Holdings (Nova Scotia) Inc.
Inuvik Gas Ltd.
100 %
Heritage Gas Limited
AltaGas Ltd.
100 %
Bear Mountain Wind Power Corporation
commanditaire (83,9671 %)
Actions ordinaires 100 %
99,99 %
99,99 %
0,01 %
AltaGas Holdings Inc.
0,01 %
AltaGas Operating Partnership
100 %
92,75 %
Bear Mountain Wind Limited Partnership
commanditaire (14,0924 %)
0,15 %
99,85 %
7,24 %
AltaGas Holdings #2
Taylor NGL Limited Partnership
AltaGas Power Holdings Partnership
22,59 %
0,01 %
100 % d'actions
Taylor Management Inc
100 % d'actions
Taylor Processing Inc.
77,36 %
AltaGas Limited Partnership
commanditaire
0,01 %
0,01 %
99,99 %
commandité (0,01 %)
99,9 %
99,99 %
99,99 %
commandité (0,1 %)
AltaGas Pipeline Partnership
99,99 %
99,99 %
50 %
Taylor Gas Liquids Limited Partnership
Joffre Gas Liquids Limited Partnership
Taylor Gas Processing Limited Partnership
Harmattan Gas Processing Limited Partnership
ASTC Power Partnership
AltaGas Energy Limited Partnership
ECNG Energy L.P.
commanditaire 1,9305 %
commandité (0,01 %)

Note :

(1) AltaGas Ltd., AltaGas Holdings Inc., AltaGas Holdings #3 Inc., Bear Mountain Wind Power Corporation, AltaGas Utility Group Inc., AltaGas Utility Holdings Inc., AltaGas Utilities Inc., Heritage Gas Limited et Inuvik Gas Ltd. sont des sociétés constituées sous le régime de la LCSA ou issues d'une fusion ou prorogées sous le régime de la LCSA. Taylor NGL Limited Partnership a été constituée sous le régime des lois de l'Ontario. Bear Mountain Wind Limited Partnership a été constituée sous le régime des lois de la Colombie-Britannique. AltaGas Holdings #2 Inc., Taylor Processing Inc., Taylor Management Inc. et AltaGas Utility Holdings (Nova Scotia) Inc. sont des sociétés constituées sous le régime de la loi de l'Alberta intitulée *Business Corporations Act*.

Juste après la réalisation de l'arrangement, environ 81 229 889 actions de nouvelle AltaGas Amalco seront émises et en circulation dans l'hypothèse où aucune part de fiducie n'est émise après la date de référence et avant l'heure d'effet.

ÉVOLUTION GÉNÉRALE DES ACTIVITÉS

Activités de nouvelle AltaGas Amalco

En date des présentes, nouvelle AltaGas Amalco n'a pas fait d'affaires. Aux termes de l'arrangement, nouvelle AltaGas Amalco acquerra, directement ou indirectement, tous les actifs et prendra en charge tous les passifs du Fonds. Les anciens porteurs de titres seront les actionnaires de nouvelle AltaGas Amalco. Pour obtenir une description détaillée de l'évolution historique des activités du Fonds, voir « *Évolution générale des activités de la Fiducie* » dans la notice annuelle du Fonds. Pour obtenir une description des activités qu'exercera nouvelle AltaGas Amalco après la réalisation de l'arrangement, voir « *Description des activités* » dans le présent appendice.

Nouvelle AltaGas Amalco deviendra un émetteur assujetti dans certains territoires du Canada et sera soumise aux exigences d'information prévues par les lois sur les valeurs mobilières de ces territoires en raison de l'arrangement.

La TSX a approuvé sous condition l'inscription de substitution des actions de nouvelle AltaGas Amalco pouvant être émises aux termes de l'arrangement, sous réserve du respect par nouvelle AltaGas Amalco des conditions de la TSX.

DESCRIPTION DES ACTIVITÉS

Généralités

Après la réalisation de l'arrangement, nouvelle AltaGas Amalco exercera les activités qu'exerce indirectement le Fonds à l'heure actuelle.

Le Fonds est une fiducie d'investissement à capital variable sans personnalité juridique qui est régie par les lois de l'Alberta et qui a été créée aux termes de la déclaration de fiducie.

Le Fonds vise à être un chef de file des entreprises d'infrastructure énergétique en Amérique du Nord, principalement au Canada et dans le nord et l'ouest des États-Unis. Pour y parvenir, le Fonds mise sur la solidité de ses activités de base, ses compétences opérationnelles et sa stabilité financière, et s'efforce d'augmenter la valeur et la rentabilité de ses actifs existants ainsi que d'accroître et de diversifier ses activités.

Le Fonds est une entreprise d'infrastructure énergétique dans les secteurs du gaz naturel et de l'électricité qui est doté de liens physiques et économiques le long de la chaîne de valeur énergétique. Grâce à l'efficacité, à la fiabilité et à la rentabilité de ses actifs, à ses connaissances du marché et à sa discipline financière, le Fonds a créé de la valeur à long terme pour ses investisseurs. Le Fonds vise à maximiser la rentabilité de ses actifs en fournissant des services complémentaires à ses activités existantes et en accroissant son chiffre d'affaires au moyen de l'acquisition et de la mise en valeur d'infrastructures énergétiques additionnelles.

Les infrastructures du Fonds dans le secteur du gaz portent sur plus de 2 gpc/j de gaz naturel et comprennent la collecte et le traitement, le transport, la distribution et de stockage du gaz naturel. Les activités dans le secteur de l'électricité comprennent des infrastructures et des arrangements contractuels, capables de générer 494 MW, avec un portefeuille qui allie la production d'électricité conventionnelle en Alberta et la production d'électricité renouvelable en Colombie-Britannique. En plus de ses actifs en exploitation, le Fonds s'attend à investir environ 2 milliards de dollars au cours des cinq prochaines années afin d'aménager et de construire des actifs relatifs au gaz et à l'électricité au Canada et dans le nord et l'ouest des États-Unis.

Les activités du Fonds sont divisées en trois secteurs : le secteur gazier, le secteur de la production d'électricité et le secteur entreprise. Les activités du secteur gazier comprennent l'extraction et le transport, la collecte et le traitement sur place, les services énergétiques et le stockage et la distribution de gaz naturel. Le secteur de la production d'électricité produit de l'électricité par centrale conventionnelle au charbon, par centrale de pointe au gaz, par éolienne et par hydroélectricité. Le secteur entreprise s'occupe des investissements opportuns (y compris un investissement dans la production d'énergie géothermique), des contrats de gestion des risques et des produits et charges non directement attribuables aux secteurs d'exploitation.

Secteur gazier

- La division extraction et transport est constituée des participations d'AltaGas dans des usines d'extraction d'éthane et de LGN et des réseaux de transport de gaz naturel et de LGN.
- La division collecte et traitement sur place comprend des pipelines de collecte et des installations de traitement de gaz naturel ainsi que des investissements dans des activités accessoires.
- La division distribution du gaz naturel comprend les installations de transport et de distribution de gaz naturel réglementées en Alberta, en Nouvelle-Écosse et dans les Territoires du Nord-Ouest, au Canada.
- La division services énergétiques est composée de deux activités principales : les services de gestion de l'énergie et les services gaziers, y compris le stockage du gaz.

Secteur de la production d'électricité

- Le secteur de production d'électricité est composé des participations d'AltaGas dans des projets de production d'électricité par centrales au charbon et au gaz, par éolienne, par centrales au fil de l'eau et des participations dans des projets de production d'énergie renouvelable par éolienne et par centrales au fil de l'eau en voie d'aménagement.

Secteur entreprise

- Le secteur entreprise s'occupe de la prestation des services et des frais généraux de l'entreprise, des placements dans des entités ouvertes et fermées et de l'incidence de l'évolution de la conjoncture sur la gestion des risques.

On trouvera une description exhaustive des affaires et des activités que mènera nouvelle AltaGas Amalco après la réalisation de l'arrangement, y compris chacune de ses unités d'exploitation, dans la notice annuelle du Fonds, qui est intégrée par renvoi aux présentes. Voir « *Évolution générale des activités de la Fiducie* » et « *Activités de la Fiducie* » dans la notice annuelle du Fonds.

Plans d'affaires

Nouvelle AltaGas Amalco continuera d'exécuter le plan d'affaires du Fonds.

La stratégie de nouvelle AltaGas Amalco consiste à augmenter la valeur de la participation des actionnaires au moyen de la remise de bénéfices et de flux de trésorerie durables et croissants provenant des actifs existants, ainsi que de la croissance de ses activités au moyen de l'acquisition et de la construction d'infrastructures à longue vie économique dans les secteurs du gaz et de l'électricité. Ses placements sont diversifiés en ce qui concerne les sources de produits d'exploitation, les formes de combustibles, les conditions contractuelles, l'exposition aux cycles sectoriels et les emplacements géographiques. Nouvelle AltaGas Amalco s'attend à ce qu'à long terme la croissance de ses activités, à la suite d'investissements au Canada et dans le nord et l'ouest des États-Unis, soit également répartie entre les secteurs du gaz et de l'électricité. Comme le Fonds l'a fait dans le passé, nouvelle AltaGas Amalco procurera des rendements durables aux investisseurs grâce à sa compétence en matière d'exploitation, à sa connaissance du marché de l'énergie, ainsi qu'à sa solidité et à sa discipline financière. Nouvelle AltaGas Amalco positionne ses services le long de la chaîne de valeur énergétique en liant la production d'énergie aux utilisateurs d'énergie. Les saines caractéristiques fondamentales à long terme de l'offre et de la demande de gaz et d'électricité sont à la base de la stratégie de nouvelle AltaGas Amalco.

Dans le cadre de sa stratégie de croissance, nouvelle AltaGas Amalco projette d'acquérir et de construire des infrastructures gazières et électriques. Pour exécuter sa stratégie de croissance visant de nouveaux projets de construction, nouvelle AltaGas Amalco a recours à un processus et à des disciplines en matière de gestion de projet. La conception technique est confiée aux sociétés d'ingénierie indépendantes les mieux outillées pour le projet considéré. Dans le cas de projets d'envergure, la gestion de la construction est en outre confiée à des experts indépendants ayant acquis une expérience dans la réalisation de projets similaires. Le processus de gestion de projet de nouvelle AltaGas Amalco sert à coordonner l'impartition et le déploiement de l'expertise interne et externe pour gérer le risque d'exécution.

Nouvelle AltaGas Amalco repère, évalue et saisit des occasions de croissance qui annoncent des rendements financiers et des bénéfices solides et une augmentation des flux de trésorerie, tout en assurant un bon équilibre entre le risque et le rendement. Nouvelle AltaGas Amalco demeure ouverte aux occasions qui peuvent se présenter et pourrait investir des capitaux dans des infrastructures gazières et électriques qui ne figurent pas actuellement dans son portefeuille.

Nouvelle AltaGas Amalco se démarque de ses pairs et concurrents en alliant son expérience en exploitation et sa connaissance des marchés du gaz et de l'électricité à son expertise commerciale et financière, et en misant sur les avantages naturels dont elle jouit au sein de son secteur et sur sa solide expertise dans la gestion des risques.

On trouvera une description exhaustive de la stratégie que nouvelle AltaGas Amalco mettra en œuvre après la réalisation de l'arrangement dans la notice annuelle du Fonds, qui est intégrée par renvoi aux présentes. Voir « *Stratégie d'AltaGas* » dans la notice annuelle du Fonds.

Équipe de direction

L'équipe de direction que nouvelle AltaGas Amalco propose de former possède de l'expérience dans l'industrie des services pétroliers et gaziers et les aptitudes requises pour créer une société de services énergétiques axée sur la croissance, soit des connaissances techniques solides, une expertise en matière de planification et de contrôles financiers, la capacité de saisir les occasions d'expansion et un esprit d'entreprise qui permettra à nouvelle AltaGas Amalco de repérer, d'évaluer et d'exécuter efficacement des initiatives à valeur ajoutée. Voir « *Administrateurs et dirigeants* » dans le présent appendice.

DESCRIPTION DE LA STRUCTURE DU CAPITAL

Le capital autorisé de nouvelle AltaGas Amalco est composé d'un nombre illimité d'actions ordinaires et d'un nombre illimité d'actions privilégiées. Le texte qui suit résume les droits, privilèges, restrictions et conditions rattachés aux titres de nouvelle AltaGas Amalco qui, à la réalisation de l'arrangement, composeront le capital-actions de nouvelle AltaGas Amalco.

Actions de nouvelle AltaGas Amalco

Les porteurs d'actions de nouvelle AltaGas Amalco ont le droit d'exprimer une voix par action aux assemblées d'actionnaires de nouvelle AltaGas Amalco, de recevoir les dividendes éventuellement déclarés par le conseil d'administration de nouvelle AltaGas Amalco et de recevoir une quote-part des biens et actifs résiduels de nouvelle AltaGas Amalco à sa dissolution ou liquidation, sous réserve des droits rattachés aux actions ayant priorité de rang sur les actions de nouvelle AltaGas Amalco.

Actions privilégiées

Chaque série d'actions privilégiées se composera du nombre d'actions et sera assortie des droits, privilèges, restrictions et conditions établis par le conseil d'administration de nouvelle AltaGas Amalco avant l'émission. Les porteurs d'actions privilégiées n'auront pas le droit, sauf si la loi l'exige, de voter aux assemblées des actionnaires de nouvelle AltaGas Amalco. Quant au versement de dividendes et à la distribution d'actifs en cas de dissolution ou de liquidation volontaire ou forcée de nouvelle AltaGas Amalco, les actions privilégiées prendront rang avant les actions de nouvelle AltaGas Amalco et les autres actions sur lesquelles elles ont priorité. Elles pourront également se voir accorder, par rapport aux actions ordinaires et aux autres actions sur lesquelles elles ont priorité, tout autre privilège établi au moment de la création des séries.

STRUCTURE DU CAPITAL CONSOLIDÉE

Il n'y a eu aucun changement important dans le capital-actions et le capital d'emprunt consolidés de la Fiducie depuis le 31 décembre 2009. Le 29 mars 2010, la Fiducie a réalisé son émission de 200 millions de dollars de billets à moyen terme non garantis de premier rang, dont le produit a servi à rembourser la dette existante et aux fins générales de l'entreprise. Par conséquent, la variation nette du capital d'emprunt de la Fiducie n'a pas beaucoup

changé le solde du capital d'emprunt en cours. Compte tenu de l'arrangement, les capitaux propres consolidés de nouvelle AltaGas Amalco ne devraient pas varier par rapport à ceux de la Fiducie. Le nombre d'actions de nouvelle AltaGas Amalco émises et en circulation sera égal au nombre de parts de fiducie et de parts de catégorie B de LP #1 émises et en circulation immédiatement avant l'arrangement. Il n'y a aucun changement de valeurs ou dans la présentation du capital d'emprunt entre la Fiducie et nouvelle AltaGas Amalco compte tenu de l'arrangement.

Le tableau suivant présente la structure du capital consolidée non vérifiée de nouvelle AltaGas Amalco qui existerait au 31 décembre 2009 et au 31 mars 2010 compte tenu de la réalisation de l'arrangement.

Désignation	Autorisé	31 décembre 2009	31 mars 2010
Capitaux propres		982 662 $	995 787 $
Surplus d'apport		5 621 $	6 689 $
Bons de souscription		4 500 $	
Total de la structure du capital		**992 783 $**	**1 002 476 $**
Actions de nouvelle AltaGas Amalco	Illimité	80 315 604	81 049 228

Note :

1) Tous les montants sont en milliers de dollars.

OPTIONS

À l'assemblée, les porteurs de titres seront invités à approuver le régime d'options d'achat d'actions de nouvelle AltaGas. Sous réserve de l'approbation des porteurs de titres à l'assemblée, aux termes de l'arrangement, nouvelle AltaGas Amalco (à titre de société remplaçante par suite de la fusion) prendra en charge le régime d'options d'achat d'actions de nouvelle AltaGas adopté par celle-ci et attribuera des options d'achat d'actions aux administrateurs, aux dirigeants, aux employés et aux consultants de nouvelle AltaGas Amalco et des membres de son groupe.

Le régime d'options d'achat d'actions de nouvelle AltaGas prévoit le nombre maximal d'actions de nouvelle AltaGas pouvant être émises à l'exercice d'options d'achat d'actions octroyées aux termes du régime d'options d'achat d'actions de nouvelle AltaGas (hormis les options d'achat d'actions octroyées en échange d'options du Fonds), ainsi que le nombre d'actions de nouvelle AltaGas pouvant être émises aux termes d'autres ententes de rémunération en titres de participation, qui ne sera pas supérieur à 10 % du total des actions de nouvelle AltaGas en circulation, ou au nombre plus élevé d'actions de nouvelle AltaGas établi par le conseil d'administration et approuvé, au besoin, par les actionnaires et par la TSX, qui ne sera pas supérieur au nombre maximal d'actions de nouvelle AltaGas autorisé aux termes des règles de la TSX, sous réserve de rajustement.

Aux termes de l'arrangement, nouvelle AltaGas Amalco prendra en charge les obligations du Fonds relativement aux options du Fonds en circulation et ces dernières seront échangées et seront réputées être échangées contre des options d'achat d'actions qui seront émises et seront réputées être émises aux porteurs des options du Fonds ainsi échangées, à raison de une option d'achat d'actions pour chaque option du Fonds ainsi échangée, l'option d'achat d'actions étant assortie des mêmes conditions et ayant la même valeur que l'option du Fonds ainsi échangée. À l'exercice des options d'achat d'actions ainsi échangées, les porteurs recevront le nombre d'actions de nouvelle AltaGas Amalco correspondant au nombre de parts de fiducie qu'ils auraient par ailleurs eu le droit de recevoir conformément au régime d'options d'achat de parts de fiducie.

Si le régime d'options d'achat d'actions de nouvelle AltaGas n'est pas approuvé par les porteurs de titres à l'assemblée, les options du Fonds en circulation seront modifiées afin que leurs porteurs puissent par la suite

acquérir des actions de nouvelle AltaGas Amalco plutôt que des parts de fiducie à l'exercice des options du Fonds à compter de l'heure d'effet, mais les options du Fonds continueront par ailleurs d'être assujetties aux mêmes conditions que celles prévues initialement et le régime d'options d'achat de parts de fiducie sera modifié pour donner effet à ce qui précède.

Les porteurs des options du Fonds dont les droits sont acquis peuvent choisir d'exercer ces options avant l'heure d'effet et de participer à l'arrangement en tant que porteurs de parts. Voir « *L'arrangement – Traitement des options du Fonds* » de la circulaire.

Pour obtenir une description exhaustive des conditions du régime d'options d'achat d'actions de nouvelle AltaGas que doivent approuver les porteurs de titres à l'assemblée, voir « *Autres questions à l'ordre du jour de l'assemblée – Approbation du régime d'options d'achat d'actions de nouvelle AltaGas* » dans la circulaire et l'appendice D de la circulaire.

HISTORIQUE ET POLITIQUE DE DIVIDENDES

Nouvelle AltaGas Amalco n'a pas encore été formée ni n'a exercé d'activités et n'aura pas déclaré ni versé de dividendes avant la date d'effet. À la réalisation de l'arrangement, nouvelle AltaGas Amalco a l'intention de déclarer initialement des dividendes annuels qui totaliseront 1,32 $ par action de nouvelle AltaGas Amalco et qui seront versés mensuellement, le premier devant être déclaré aux actionnaires de nouvelle AltaGas Amalco inscrits vers le 26 juillet 2010 et versé vers le 16 août 2010.

Le conseil d'administration de nouvelle AltaGas Amalco décidera de verser des dividendes sur les actions de nouvelle AltaGas Amalco en fonction du bénéfice de nouvelle AltaGas Amalco, de ses besoins financiers et d'autres conditions en vigueur au moment en cause. La disponibilité des flux de trésorerie aux fins du versement de dividendes aux actionnaires de nouvelle AltaGas Amalco dépendra de nombreux facteurs, notamment le rendement financier de nouvelle AltaGas Amalco, l'incidence des taux d'intérêt, les prix de l'électricité, les prix du gaz naturel et des liquides de gaz naturel, les conditions climatiques, les clauses restrictives et les obligations dont sont assortis ses contrats de prêts, les besoins en fonds de roulement, les besoins en capitaux futurs et le nombre d'actions de nouvelle AltaGas Amalco en circulation. Les dividendes pourraient être réduits ou entièrement interrompus selon les activités de nouvelle AltaGas Amalco et le rendement de ses actifs. Le cours des actions de nouvelle AltaGas Amalco pourrait subir une baisse importante si nouvelle AltaGas Amalco n'était pas en mesure d'atteindre ses objectifs en matière de dividendes dans l'avenir. Voir « *Facteurs de risque* ».

VENTES ANTÉRIEURES

Puisque nouvelle AltaGas Amalco sera issue de la fusion du commandité, de nouvelle AltaGas et d'AltaGas aux termes de l'arrangement, aucune émission de titres de nouvelle AltaGas Amalco n'aura lieu avant la date d'effet.

COURS ET VOLUME DES OPÉRATIONS

Puisque nouvelle AltaGas Amalco n'a pas encore été formée, les actions de nouvelle AltaGas Amalco ne sont actuellement pas négociées ou cotées sur un marché canadien. La TSX a approuvé sous condition l'inscription de substitution des actions de nouvelle AltaGas Amalco pouvant être émises aux termes de l'arrangement, sous réserve du respect par nouvelle AltaGas Amalco des conditions de la TSX.

TITRES ENTIERCÉS

On ne s'attend pas à ce que des titres de nouvelle AltaGas Amalco de quelque catégorie que ce soit soient entiercés après la réalisation de l'arrangement.

PRINCIPAUX ACTIONNAIRES

Immédiatement après la réalisation de l'arrangement, à la connaissance du conseil d'administration et des hauts dirigeants d'AltaGas, aucune personne ou société n'aura la propriété véritable ou le contrôle, direct ou indirect, d'un

total de 10 % ou plus des droits de vote rattachés à la totalité des actions de nouvelle AltaGas Amalco émises et en circulation.

ADMINISTRATEURS ET DIRIGEANTS

Voir « *Autres questions à l'ordre du jour de l'assemblée – Établissement du nombre d'administrateurs et élection des administrateurs du commandité* » dans la circulaire pour obtenir le nom, le lieu de résidence, la date à laquelle ils ont été élus pour la première fois administrateurs du commandité et les postes de chacun des candidats aux postes d'administrateurs de nouvelle AltaGas Amalco à la réalisation de l'arrangement, ainsi que leurs fonctions principales au cours des cinq dernières années et certains autres renseignements complémentaires.

Le tableau qui suit présente le nom de chacun des candidats aux postes d'administrateurs de nouvelle AltaGas Amalco, ainsi que leurs fonctions principales au cours des cinq dernières années et certains autres renseignements complémentaires.

Nom du candidat au poste d'administrateur et lieu de résidence	**Fonctions principales au cours des cinq dernières années**
David W. Cornhill Calgary (Alberta) Canada	David Cornhill est président du conseil et chef de la direction d'AltaGas et du commandité. M. Cornhill est membre fondateur d'AltaGas Services Inc., société devancière du Fonds. Il est président du conseil et chef de la direction d'AltaGas Services Inc. depuis sa création, le 1er avril 1994, et a été nommé administrateur du commandité le 1er mai 2004. Avant de fonder AltaGas Services Inc., M. Cornhill a été vice-président, Finances et administration, et trésorier d'Alberta and Southern Gas Co. Ltd. de 1991 à 1993, dont il a été président et chef de la direction jusqu'au 31 mars 1994.
Allan L. Edgeworth Calgary (Alberta) Canada	Allan Edgeworth est président d'ALE Energy Inc. (société d'experts-conseils fermée) depuis janvier 2005 et est commissaire de l'Alberta Securities Commission. M. Edgeworth a été président et chef de la direction d'Alliance Pipeline Ltd. de 2001 à décembre 2004. M. Edgeworth est entré au service d'Alliance Pipeline Ltd. en 1998 en qualité de vice-président directeur et de chef de l'exploitation.
Hugh A. Fergusson Calgary (Alberta) Canada	Hugh Fergusson est actuellement président d'Argyle Resources Inc. (organisation privée de consultation en énergie) et est directeur principal d'Implementation & Advisory Group Ltd. (cabinet de gestion de projets et de relations avec le gouvernement). Il est également administrateur du Canadian Energy Research Institute, de l'Alberta Electric System Operator et du Galileo Educational Network. M. Fergusson a été administrateur de Taylor Gas Liquids Ltd., commandité de Taylor NGL Limited Partnership, du 1er janvier 2005 au 10 janvier 2008. M. Fergusson a travaillé pendant plus de 25 ans pour The Dow Chemical Company, société internationale dans le domaine de la chimie inscrite à la cote de bon nombre de bourses, jusqu'à sa retraite en 2004 à tire de vice-président, Hydrocarbures et énergie de Dow Chemical Canada Inc.

Denis C. Fonteyne Calgary (Alberta) Canada	Denis Fonteyne est président de Dendon Resources Ltd. (société d'experts-conseils fermée), il est expert-conseil dans le secteur du gaz naturel depuis 1997 et il permet au conseil d'administration de profiter de ses 40 années d'expérience dans le secteur. M. Fonteyne a occupé des postes de haute direction dans le secteur pétrolier et gazier. Il a notamment travaillé 8 ans pour CanStates Gas Marketing Ltd., avant sa retraite à titre de vice-président directeur en 1996.
Daryl H. Gilbert Calgary (Alberta) Canada	Daryl Gilbert s'est joint à JOG Capital Inc. en mai 2008 à titre de directeur général et membre du comité d'investissement. Il était auparavant homme d'affaires indépendant depuis janvier 2005, après avoir été président et chef de la direction de Gilbert Laustsen Jung Associates Ltd., société d'experts-conseils en génie.
Robert B. Hodgins Calgary (Alberta) Canada	Robert Hodgins est homme d'affaires indépendant depuis novembre 2004. Auparavant, M. Hodgins a été chef des finances de Pengrowth Corporation de 2002 à 2004, après avoir été vice-président et trésorier de Canadien Pacifique Limitée de 1998 à 2002 et chef de finances de TransCanada PipeLines Limited de 1993 à 1998.
Myron F. Kanik Qualicum Beach (Colombie-Britannique) Canada	Myron Kanik est président de Kanik and Associates Ltd., société de conseils dans le secteur de l'énergie, depuis 1999. M. Kanik a été président de l'Association canadienne de pipelines d'énergie de 1993 à 1999, après avoir travaillé au Department of Energy de l'Alberta, où il a occupé plusieurs postes, dont celui de sous-ministre.
David F. Mackie Houston (Texas) USA	David Mackie est un expert-conseil en gaz naturel établi aux États-Unis qui fait des placements en capital de risque. M. Mackie apporte une vaste expérience au conseil d'administration; il a en effet travaillé plus de 32 ans dans divers postes de cadre, principalement au sein d'El Paso Natural Gas Co. et de Transco Energy Co. Il jouit également d'une vaste expérience comme expert-conseil auprès de nombreuses grandes sociétés du secteur de l'énergie et du projet de Maritimes and Northeast Pipeline.
M. Neil McCrank, Q.C. Calgary (Alberta) Canada	Neil McCrank est conseiller juridique au bureau de Calgary de Borden Ladner Gervais s.r.l., s.e.n.c.r.l. M. McCrank a été président du conseil du Energy and Utilities Board de l'Alberta de juillet 1998 jusqu'en 2007. Auparavant, M. McCrank a travaillé au Department of Justice de l'Alberta, où il a occupé plusieurs postes, dont celui de sous-ministre de la Justice de 1989 à 1998. Il est actuellement président du conseil du Canadian Energy Research Institute et de l'Association canadienne des Congrès mondiaux du pétrole et il est expert-conseil pour tous les gouvernements provinciaux et territoriaux du Canada sur les questions de justice.

Le tableau qui suit présente le nom et les postes de chacun des premiers dirigeants de nouvelle AltaGas Amalco, leurs fonctions principales au cours des cinq dernières années et certains autres renseignements complémentaires.

Nom du dirigeant, lieu de résidence et poste auprès d'AltaGas Amalco	**Fonctions principales au cours des cinq dernières années**
David W. Cornhill Calgary (Alberta) Canada Président du conseil et chef de la direction	David Cornhill est président du conseil et chef de la direction d'AltaGas et du commandité. M. Cornhill est membre fondateur d'AltaGas Services Inc., société devancière du Fonds. Il remplit la fonction de président du conseil et chef de la direction depuis la création d'AltaGas Services Inc., soit le 1er avril 1994, et a été nommé administrateur du commandité le 1er mai 2004. Avant de fonder AltaGas Services Inc., M. Cornhill a agi en qualité de vice-président, Finances et administration, et de trésorier au sein d'Alberta and Southern Gas Co. Ltd. de 1991 à 1993, et à titre de président et chef de la direction jusqu'au 31 mars 1994.
Richard M. Alexander Calgary (Alberta) Canada Président et chef de l'exploitation	Président et chef de l'exploitation d'AltaGas et du commandité depuis janvier 2008. Vice-président directeur, chef de l'exploitation et chef des finances de janvier 2007 à janvier 2008. Premier vice-président, Finances et chef des finances de mai 2006 à janvier 2007. Vice-président, Finances et chef des finances de Niko Resources Ltd. d'octobre 2003 à avril 2006. Vice-président, Relations avec les investisseurs et communications de Husky Energy Inc. de juillet 2001 à septembre 2003. Trésorier de Husky Energy Inc. d'août 2000 à juillet 2001.
Gregory A. Aarssen Chatham (Ontario) Canada Vice-président, Affaires de l'entreprise	Vice-président, Affaires de l'entreprise d'AltaGas depuis janvier 2008. Vice-président de division, Gestion de l'énergie de janvier 2007 à janvier 2008. Vice-président, Services de détail de PremStar d'octobre 2004 à janvier 2007. Vice-président de PremStar Energy Canada Ltd. de janvier 1998 à octobre 2004.
Nancy A. Anderson Calgary (Alberta) Canada Vice-présidente, Énergie renouvelable – Énergie éolienne	Vice-présidente, Énergie renouvelable – Énergie éolienne d'AltaGas depuis décembre 2008. Auparavant, vice-présidente, Expansion des affaires depuis juin 2005. Vice-présidente de division, Services d'électricité de 2002 à 2005. Première vice-présidente, El Paso Merchant Energy Canada de 1999 à 2001.
Jeremy R. Baines Calgary (Alberta) Canada Vice-président et trésorier	Vice-président et trésorier d'AltaGas depuis septembre 2009. Trésorier de juillet 2005 à août 2009. Directeur, Finances, Agrium Inc. de 2002 à 2005. Directeur trésorier, Agrium Inc. de 1999 à 2002.
James B. Bracken Calgary (Alberta) Canada Premier vice-président, Projets importants	Premier vice-président, Projets importants d'AltaGas depuis juin 2007. Premier vice-président, Services énergétiques et électricité de mars 2006 à juin 2007. Premier vice-président, Services énergétiques de juin 2005 à mars 2006. Vice-président de division, Services gaziers de 2004 à 2005. Directeur général, Services conseils d'Acres Management Consulting de 2002 à 2004. Membre de la direction auprès de PA Consulting Group de 2000 à 2001.

Douglas H. Brown Bellingham (Washington) États-Unis Vice président de division, Énergie renouvelable – Énergie hydroélectrique	Vice-président de division, Énergie renouvelable – Énergie hydroélectrique d'AltaGas depuis juillet 2008. Auparavant, vice président, Développement des affaires de NovaGold Resources Inc. depuis juin 2003.
Dennis A. Dawson Calgary (Alberta) Canada Vice-président, chef du contentieux et secrétaire général	Vice-président, chef du contentieux et secrétaire général d'AltaGas depuis 1998 et du commandité depuis 2004.
Massimiliano Fantuz Chatham (Ontario) Canada Vice-président directeur	Vice-président directeur d'AltaGas depuis janvier 2008. Vice-président de janvier 2007 à janvier 2008. Vice-président de division, Services gaziers de 2005 à janvier 2007. Président de PremStar Energy Canada Limited Partnership depuis 2004. Président de PremStar Energy Canada Ltd. de 1998 à 2004.
Bradley G.H. Mattson Calgary (Alberta) Canada Vice-président et contrôleur	Vice-président et contrôleur d'AltaGas depuis janvier 2008. Auparavant, chef des finances de Taylor Gas Liquids Ltd.
Marilyn A. Pfaefflin Calgary (Alberta) Canada Vice-présidente de division, Transport	Vice-présidente de division, Transport d'AltaGas depuis juin 2005. Trésorière de 1998 à juin 2005.
Deborah S. Stein Calgary (Alberta) Canada Vice-présidente, Finances et chef des finances	Vice-présidente, Finances et chef des finances d'AltaGas et du commandité depuis janvier 2008. Vice-présidente, Finances de janvier 2007 à janvier 2008. Vice-présidente, contrôleuse d'octobre 2005 à janvier 2007. Vice-présidente, Risques généraux de janvier à octobre 2005. Directrice, Relations avec les investisseurs, TransCanada PipeLines Limited de 2001 à 2005.
Kent E. Stout Calgary (Alberta) Canada Vice-président, Ressources générales	Vice-président, Ressources générales d'AltaGas depuis 2002. Directeur des ressources humaines de 1999 à 2002.
Randy W. Toone Calgary (Alberta) Canada Vice-président de division, Collecte et traitement sur place et services énergétiques	Vice-président de division, Collecte et traitement sur place et services énergétiques d'AltaGas depuis octobre 2009. Vice-président de division, Collecte et traitement sur place depuis février 2009. Vice-président de division, Extraction et transport de janvier 2007 à février 2009. Directeur de l'exploitation, Extraction et traitement de novembre 2004 à janvier 2007. Ingénieur principal, Exploitation de novembre 2003 à novembre 2004. Ingénieur d'usine de Williams Energy Canada de janvier 2002 à novembre 2003.
David R. Tulk Calgary (Alberta) Canada Vice-président de division, Extraction et transport	Vice-président de division, Extraction et transport d'AltaGas depuis novembre 2009. Vice-président des LGN de NOVA Chemicals de 2006 à août 2009. M. Tulk a été pendant 27 ans au service du groupe de sociétés NOVA où il a occupé diverses

	fonctions dans les domaines du commerce, de l'expansion de l'entreprise et du génie.
David R. Wright Calgary (Alberta) Canada Vice-président directeur, Stratégie et expansion des affaires	Vice-président directeur, Stratégie et expansion des affaires d'AltaGas et du commandité depuis janvier 2008. Vice-président directeur de janvier 2007 à janvier 2008. Conseiller de direction de 2005 à janvier 2007. Vice-président directeur, chef du contentieux et secrétaire général d'EPCOR Utilities Inc. de 2001 à 2005. Auparavant, associé chez Borden Ladner Gervais s.r.l., S.E.N.C.R.L. et Howard Mackie.

Après la prise d'effet de l'arrangement, et selon certaines hypothèses (y compris l'hypothèse qu'aucune part de fiducie ne sera émise après la date de référence), les administrateurs et les hauts dirigeants de nouvelle AltaGas Amalco, en tant que groupe, auront la propriété véritable ou le contrôle direct ou indirect d'un total de 3 540 333 actions de nouvelle AltaGas Amalco, soit environ 4,36 % des actions de nouvelle AltaGas Amalco émises et en circulation.

Personnel

À la date de la circulaire, nouvelle AltaGas Amalco ne compte aucun employé. Après la prise d'effet de l'arrangement, les employés actuels d'AltaGas deviendront les employés de nouvelle AltaGas Amalco, tandis que les employés des filiales d'exploitation demeureront les employés de ces dernières. Au 31 décembre 2009, AltaGas et ses filiales comptaient au total 859 employés, dont 648 employés dans le secteur gazier, 38 employés dans le secteur de l'électricité et 173 employés dans le secteur du siège social.

CONFLITS D'INTÉRÊTS

Les administrateurs et les dirigeants de nouvelle AltaGas Amalco pourraient être en situation de conflits d'intérêts relativement aux activités de nouvelle AltaGas Amalco. Le cas échéant, les conflits seront assujettis aux procédures et aux recours prévus par la LCSA. La LCSA prévoit que l'administrateur ou le dirigeant d'une société qui est partie à un contrat important réel ou projeté avec nouvelle AltaGas Amalco, qui est un administrateur ou un dirigeant d'une personne qui est partie à un tel contrat ou qui a un intérêt important dans une telle personne doit communiquer son intérêt dans le contrat et, dans le cas d'un administrateur, doit s'abstenir de voter à l'égard de toute question connexe, à moins que la LCSA ne le permette. À la date de la circulaire, le conseil et la direction du commandité et d'AltaGas n'avaient connaissance d'aucun conflit d'intérêt important réel ou éventuel entre nouvelle AltaGas Amalco et un candidat au poste d'administrateur ou de dirigeant de nouvelle AltaGas Amalco.

RÉMUNÉRATION DES HAUTS DIRIGEANTS ET DES ADMINISTRATEURS

À ce jour, nouvelle AltaGas Amalco n'a pas fait d'affaires ni terminé un exercice. Elle n'a versé aucune rémunération à ses hauts dirigeants ou administrateurs et n'en versera aucune tant que l'arrangement ne sera pas réalisé. Les candidats aux postes d'administrateurs et de hauts dirigeants de nouvelle AltaGas Amalco sont actuellement rémunérés par le commandité ou AltaGas.

Les politiques en matière de rémunération de nouvelle AltaGas Amalco devraient être structurées de façon semblable à celles du commandité ou d'AltaGas. Voir « *Rémunération des administrateurs* » à l'appendice F de la circulaire.

Sous réserve de l'approbation des porteurs de titres à l'assemblée, après la réalisation de l'arrangement, nouvelle AltaGas Amalco (en tant que société issue de la fusion) prendra en charge le régime d'options d'achat d'actions de nouvelle AltaGas adopté par nouvelle AltaGas et attribuera des options d'achat d'actions à ses administrateurs, dirigeants, employés et consultants et à ceux de ses filiales. Voir « *Autres questions à l'ordre du jour de l'assemblée – Approbation du régime d'options d'achat d'actions de nouvelle AltaGas* » de la circulaire.

PRÊTS AUX ADMINISTRATEURS ET AUX HAUTS DIRIGEANTS

En date des présentes, les personnes qui deviendront des administrateurs ou des hauts dirigeants de nouvelle AltaGas Amalco et les personnes ayant des liens avec eux ne se sont pas vu consentir de prêts par nouvelle AltaGas Amalco ou les sociétés fusionnantes, ni par une autre entité si les prêts faisaient l'objet d'une garantie, d'une lettre de crédit fournie par nouvelle AltaGas Amalco, d'un accord de soutien ou d'une entente analogue conclue avec cette dernière.

COMITÉ DE VÉRIFICATION ET GOUVERNANCE D'ENTREPRISE

Après la réalisation de l'arrangement, nouvelle AltaGas Amalco devrait adopter les politiques relatives au comité de vérification et à la gouvernance du Fonds. Voir « *Gouvernance du Fonds* » à l'Appendice F de la circulaire et « *Annexe A – mandat du comité de vérification* » de la notice annuelle du Fonds.

FACTEURS DE RISQUE

Marchés des capitaux

En raison de la faiblesse de l'économie à l'échelle mondiale, nouvelle AltaGas Amalco n'aura qu'un accès limité aux capitaux et devra débourser plus de frais d'emprunt. La capacité de prêt de toutes les institutions financières a diminué et les primes de risque ont augmenté. Puisque les dépenses en immobilisations futures de nouvelle AltaGas Amalco seront prélevées des liquidités produites par les activités, les emprunts et les ventes éventuelles de titres, la capacité de nouvelle AltaGas Amalco de les payer dépend, entre autres, de l'état général des marchés des capitaux et de l'intérêt des investisseurs pour les placements dans le secteur de l'énergie et pour les titres de nouvelle AltaGas Amalco en particulier. Si les sources externes de capitaux deviennent limitées ou ne sont plus disponibles à des conditions abordables, la capacité de nouvelle AltaGas Amalco de faire des dépenses en immobilisations et de maintenir ses actifs existants pourrait en être touchée défavorablement, ce qui pourrait du même coup nuire considérablement à ses actifs, ses passifs, ses activités, sa situation financière, ses résultats d'exploitation et ses dividendes.

Dilution éventuelle

Nouvelle AltaGas Amalco peut émettre des actions de nouvelle AltaGas Amalco supplémentaires à l'avenir pour financer directement ou indirectement les dépenses en immobilisations des entités dont elle est directement ou indirectement propriétaire, notamment leurs acquisitions. Ces actions supplémentaires de nouvelle AltaGas Amalco peuvent être émises sans l'approbation des actionnaires de nouvelle AltaGas Amalco.

Caractère variable des dividendes

La disponibilité des flux de trésorerie aux fins du versement de dividendes aux actionnaires de nouvelle AltaGas Amalco dépendra de nombreux facteurs, notamment le rendement financier de nouvelle AltaGas Amalco, l'incidence des taux d'intérêt, les prix de l'électricité, les prix du gaz naturel et des liquides de gaz naturel, les conditions climatiques, les clauses restrictives et les obligations dont sont assortis ses contrats de prêts, les besoins en fonds de roulement, les besoins en capitaux futurs et le nombre d'actions de nouvelle AltaGas Amalco en circulation. Les dividendes pourraient être réduits ou entièrement interrompus selon les activités de nouvelle AltaGas Amalco et le rendement de ses actifs. Le cours des actions de nouvelle AltaGas Amalco pourrait subir une baisse importante si nouvelle AltaGas Amalco n'était pas en mesure d'atteindre ses objectifs en matière de dividendes dans l'avenir.

Modifications aux lois

Les lois sur l'environnement et les lois applicables en matière d'exploitation peuvent être modifiées d'une manière défavorable pour nouvelle AltaGas Amalco par suite de l'imposition de restrictions à ses activités commerciales ou de l'entrée en vigueur de règlements augmentant ses frais d'exploitation, ce qui aura des effets indirects sur elle et pourrait diminuer les dividendes versés aux actionnaires de nouvelle AltaGas Amalco.

Service de la dette

Nouvelle AltaGas Amalco ou les membres de son groupe peuvent de temps à autre financer une partie importante de leurs activités par des emprunts. Les montants versés à l'égard de l'intérêt et du capital sur les emprunts contractés par ces entités pourraient nuire à leur capacité de s'acquitter d'obligations aux termes des dettes détenues directement ou indirectement par nouvelle AltaGas Amalco. Les fluctuations des taux d'intérêt et des remboursements de capital prévus pourraient avoir pour effet de modifier de façon importante le montant devant être affecté au service de la dette. En bout de ligne, cette situation pourrait entraîner une baisse de l'encaisse distribuable de nouvelle AltaGas Amalco et pourrait réduire les dividendes versés aux actionnaires de nouvelle AltaGas Amalco. Les prêts consentis à nouvelle AltaGas Amalco ou aux membres de son groupe sont subordonnés aux clauses restrictives et aux critères financiers usuels pouvant, dans certaines circonstances, restreindre la capacité de croissance de nouvelle AltaGas Amalco ou sa capacité de verser des dividendes aux actionnaires de nouvelle AltaGas Amalco.

Risque lié au refinancement

Chaque facilité de crédit d'AltaGas LP1 comporte une date d'échéance et, si elles n'ont pas été remplacées, prolongées ou renouvelées, à cette date ou à la date d'effet, les sommes dues doivent être remboursées intégralement. Si une des facilités de crédit d'AltaGas LP1 n'est pas remplacée ou prolongée au plus tard à sa date d'échéance ou à la date d'effet ou n'est pas remplacée, prolongée ou renouvelée pour un montant semblable ou à des conditions comparables, la capacité de nouvelle AltaGas Amalco de financer ses activités en cours pourrait en être touchée défavorablement.

Dépendance à l'égard d'entités en exploitation

Nouvelle AltaGas Amalco dépend entièrement du succès des activités des membres de son groupe. Par conséquent, les dividendes versés aux actionnaires de nouvelle AltaGas Amalco seront tributaires de la capacité de ces entités de produire des flux de trésorerie.

Risque lié à l'exploitation

Les activités actuelles sont soumises aux risques se rattachant normalement à l'exploitation et à l'aménagement de réseaux et d'installations dans le secteur du gaz naturel et de l'électricité, y compris la défaillance mécanique, la dégradation matérielle, les erreurs humaines, les vices de fabrication, le sabotage, le terrorisme, la pénurie, le climat, la déviation des ressources éoliennes ou hydrauliques, les catastrophes et les désastres naturels. La survenance de telles éventualités ou le fait qu'elles perdurent pourrait entraîner une hausse des coûts pour nouvelle AltaGas Amalco et réduire sa capacité de traitement, de transport ou de livraison de gaz naturel ou de production ou de transport d'électricité.

Débit des installations

Les installations d'extraction et de collecte et de traitement sur place de nouvelle AltaGas Amalco traitent le gaz naturel du BSOC et ses installations de transport transportent du gaz naturel, de l'éthane et des LGN provenant du BSOC. Le débit à ces installations est tributaire de divers facteurs, dont le niveau des activités d'exploration et de mise en valeur dans le BSOC, la dynamique de l'offre et de la demande à long terme pour le gaz naturel, l'éthane et les LGN et le cadre réglementaire applicable aux participants du marché. Ces facteurs peuvent faire en sorte que nouvelle AltaGas Amalco soit incapable de maintenir le débit à ses installations. Par conséquent, nouvelle AltaGas Amalco peut être exposée à une diminution des flux de trésorerie et de rentabilité découlant de la baisse du débit du gaz naturel, de l'éthane et des LGN et de l'augmentation des coûts d'exploitation.

Risque lié à la composition

Les activités d'extraction sont influencées par la composition du gaz naturel produit dans le BSOC et traité dans les installations de nouvelle AltaGas Amalco. La composition du gaz peut varier au fil du temps en raison de facteurs

tels que le volume de traitement effectué aux usines en amont d'installations de nouvelle AltaGas Amalco et la composition du gaz naturel produit à partir de réservoirs en amont d'installations de nouvelle AltaGas Amalco.

Risque lié au marché

Nouvelle AltaGas Amalco est exposée à des risques liés au marché et découlant des fluctuations des prix des marchandises et des taux d'intérêt.

Prix de l'électricité

Les produits d'exploitation de nouvelle AltaGas Amalco tirés des ventes relatives aux EAE et de la production de la centrale de pointe en Alberta sont soumis aux facteurs touchant le marché de l'électricité en Alberta, comme la fluctuation de l'offre et de la demande, lesquels sont tributaires des conditions climatiques, de l'utilisation par les clients, de l'activité économique et de la croissance.

Prix des liquides de gaz naturel

Les produits d'exploitation de nouvelle AltaGas Amalco provenant des liquides de gaz naturel sont assujettis aux fluctuations du prix des liquides de gaz naturel.

Taux d'intérêt

Nouvelle AltaGas Amalco est exposée à la fluctuation des taux d'intérêt sur sa dette à taux variable.

Taux de change

Nouvelle AltaGas Amalco est exposée aux fluctuations des taux de change.

Réglementation

Les activités de nouvelle AltaGas Amalco sont assujetties à la réglementation applicable dans les territoires où celle-ci exerce ses activités. Les changements de contexte législatif peuvent échapper au contrôle de nouvelle AltaGas Amalco et avoir des répercussions importantes sur ses activités, ses résultats d'exploitation et sa situation financière. Les gazoducs et les installations peuvent faire l'objet de demandes de transporteurs publics et d'entreprises publiques de traitement et sont assujettis à des taux fixés par les autorités de réglementation. Les installations de production d'énergie sont également assujetties aux approbations des autorités de réglementation et aux modifications par ces dernières des tarifs, de la structure du marché et des sanctions. Les activités de distribution de gaz naturel sont assujetties aux approbations des autorités de réglementation et aux changements de lois.

Risque lié aux cocontractants et au crédit

Nouvelle AltaGas Amalco s'expose à des pertes relatives au crédit lorsque des cocontractants omettent de s'acquitter de leurs obligations actuelles ou futures envers elle. Nouvelle AltaGas Amalco s'expose à un risque lié au crédit relativement aux nombreux cocontractants industriels, commerciaux et institutionnels.

Garanties

Si le risque lié au crédit des cocontractants auquel s'expose nouvelle AltaGas Amalco dépasse les limites de crédit non garanties accordées, elle pourrait être tenue de fournir des garanties accessoires sous forme de lettres de crédit.

Complexe Harmattan – Conventions de représentation, de gestion et de traitement

Si nouvelle AltaGas Amalco devient insolvable ou demeure pendant longtemps en défaut en ce qui concerne un aspect important des conventions de représentation, de gestion et de traitement, la propriété effective de l'usine de

traitement du gaz naturel comprise dans le complexe Harmattan pourra être réclamée par les premiers propriétaires du complexe Harmattan moyennant des frais nominaux.

Complexe Harmattan – Environnement

La direction a identifié des problèmes d'ordre environnemental liés aux activités antérieures du complexe Harmattan. Il semble en effet que ces activités aient contaminé considérablement l'eau souterraine et le sol. Il se peut que les coûts engagés pour régler ces problèmes soient importants.

Relations de travail

Le personnel d'exploitation et d'entretien de l'usine d'extraction Younger et certains employés d'AltaGas Utilities Inc. sont membres du Syndicat canadien des communications, de l'énergie et du papier. Toute interruption du travail pourrait limiter la capacité de traitement du gaz naturel et de production de LGN de l'usine d'extraction Younger et, par conséquent, avoir une incidence défavorable sur les flux de trésorerie, le revenu net et l'encaisse d'AltaGas pouvant donner lieu au paiement de dividendes. Les activités courantes d'AltaGas Utilities Inc. pourraient être perturbées par des interruptions de travail.

Revendications territoriales des autochtones

Les peuples autochtones ont revendiqué un titre ancestral et des droits autochtones visant une partie importante des terres dans l'Ouest canadien. Ces revendications, si elles sont fructueuses, auront une incidence défavorable importante sur la production de gaz naturel, les aménagements électriques et la production d'électricité en Alberta et en Colombie-Britannique, ce qui pourrait avoir une incidence défavorable importante sur le volume de gaz naturel traité aux installations de nouvelle AltaGas Amalco, l'électricité produite par les centrales de nouvelle AltaGas Amalco ou sur l'aménagement de nouvelles installations de collecte et de traitement, de production d'électricité ou d'extraction et de transport.

Obligation de la Couronne de consulter les Premières Nations

Les gouvernements fédéral et provinciaux du Canada ont le devoir de consulter les autochtones et, au besoin, de les accommoder lorsque leurs intérêts peuvent être touchés par une mesure ou une décision de la Couronne. Par conséquent, ce devoir peut retarder ou empêcher l'obtention d'approbations réglementaires.

Construction et aménagement

L'aménagement, la construction et l'exploitation future d'installations de gaz naturel et de centrales d'électricité peuvent être influencés défavorablement par la modification de politiques et de règlements gouvernementaux, les préoccupations en matière d'environnement, l'augmentation des coûts d'immobilisation et de construction, les retards dans la construction, l'augmentation des taux d'intérêt et la concurrence dans l'industrie. Si l'un de ces facteurs se concrétise, les résultats réels peuvent différer considérablement des prévisions, notamment en ce qui a trait aux coûts, à l'utilisation des installations de gaz naturel, à la production d'électricité, aux produits d'exploitation futurs et aux bénéfices.

La construction, l'aménagement et l'exploitation future des projets de gaz naturel et d'électricité de nouvelle AltaGas Amalco sont assujettis à la modification des politiques et des lois du gouvernement fédéral du Canada et des États-Unis, des gouvernements provinciaux et des gouvernements étatiques, y compris les approbations des organismes de réglementation et les règlements en matière d'environnement, d'utilisation des terres, de santé, de culture et les conflits d'intérêts avec d'autres parties, ainsi que d'autres questions indépendantes de la volonté de nouvelle AltaGas Amalco.

Conditions météorologiques et données éoliennes ou hydrologiques à long terme

Une fois construits, les projets d'électricité au fil de l'eau de nouvelle AltaGas Amalco peuvent faire l'objet d'importantes variations du débit d'eau nécessaire à la production d'électricité. Nouvelle AltaGas Amalco se fie à

des études et à des données hydrologiques pour s'assurer que les débits d'eau disponibles sont suffisants pour produire de l'électricité en quantité suffisante pour maintenir la viabilité économique de ses projets. Rien ne garantit que la disponibilité en eau à long terme demeurera inchangée ni qu'aucun événement hydrologique important n'influencera les conditions hydrologiques existantes dans les bassins hydrologiques. Les fluctuations annuelles et saisonnières par rapport à la moyenne à long terme peuvent être importantes.

Une fois construits, les projets d'énergie éolienne de nouvelle AltaGas Amalco peuvent faire l'objet d'importantes variations des vents, ce qui pourrait affecter la production d'électricité. Nouvelle AltaGas Amalco se fie à des études et à des données sur les vents pour s'assurer que les vents disponibles sont suffisants pour produire de l'électricité en quantité suffisante pour maintenir la viabilité économique de ses projets. Rien ne garantit que les configurations des vents demeureront inchangées à long terme. Les fluctuations annuelles et saisonnières par rapport à la moyenne à long terme peuvent être importantes.

Les activités de distribution du gaz naturel sont très saisonnières, la majeure partie de la demande de gaz naturel étant concentrée pendant la période de chauffage hivernale, dont la durée varie dans chaque territoire. Les produits d'exploitation tirés de la distribution de gaz naturel au cours de l'hiver constituent généralement la part la plus importante des produits d'exploitation annuels tirés de la distribution de gaz naturel.

Absence de marché

Le Fonds a obtenu l'approbation conditionnelle, par la TSX, de l'inscription des actions de nouvelle AltaGas Amalco, sous réserve du respect par nouvelle AltaGas Amalco des exigences de la TSX. Rien ne garantit que les actions de nouvelle AltaGas Amalco seront inscrites à la cote de la TSX ou d'un autre marché boursier, qu'un marché de négociation actif se créera ou, s'il se crée, qu'il sera maintenu.

APPLICATION DE LA LOI

Il n'y a pas eu : (i) de pénalités ou de sanctions imposées à nouvelle AltaGas Amalco ou aux entités qui lui sont liées par un tribunal en vertu de la législation en valeurs mobilières ou par une autorité en valeurs mobilières; (ii) de pénalités ou de sanctions imposées à nouvelle AltaGas Amalco par un tribunal ou une autorité de réglementation; (iii) nouvelle AltaGas Amalco n'a pas conclu de règlement hors cour avec un tribunal relativement à la législation en valeurs mobilières ou avec une autorité en valeurs mobilières.

POURSUITES

À l'heure actuelle, il n'y a pas de poursuites importantes auxquelles nouvelle AltaGas Amalco ou ses filiales d'exploitation sont ou étaient parties ou qui mettent en cause leurs biens respectifs, et nouvelle AltaGas Amalco n'a connaissance d'aucune poursuite du genre.

DIRIGEANTS ET AUTRES PERSONNES INTÉRESSÉS DANS DES ENTENTES IMPORTANTES

À l'exception de ce qui est indiqué dans la circulaire ou dans le présent appendice, aucun des candidats aux postes d'administrateur ou aux postes de haut dirigeant d'AltaGas Amalco ni aucune personne ou société qui aura la propriété directe ou indirecte ou le contrôle de plus de 10 % de toute catégorie ou série de titres avec droit de vote de nouvelle AltaGas Amalco qui sont en circulation, ni aucune personne ayant des liens avec une des personnes ou des sociétés mentionnées précédemment ni aucun membre du groupe de celles-ci, n'a ni n'a eu d'intérêt important, direct ou indirect, dans une opération antérieure ou une opération projetée qui a eu ou qui aura une incidence importante sur nouvelle AltaGas Amalco.

VÉRIFICATEURS, AGENT DES TRANSFERTS ET AGENT CHARGÉ DE LA TENUE DES REGISTRES

Vérificateurs

Les vérificateurs de nouvelle AltaGas Amalco seront Ernst & Young s.r.l./ S.E.N.C.R.L., Comptables agréés, 1000, 440-2nd Ave. S.W., Calgary (Alberta) T2P 5E9.

Agent des transferts et agent chargé de la tenue des registres

Société de fiducie Computershare du Canada à ses bureaux principaux de Calgary (Alberta) et de Toronto (Ontario), sera l'agent des transferts et agent chargé de la tenue des registres pour les actions de nouvelle AltaGas Amalco, et les transferts d'actions de nouvelle AltaGas Amalco peuvent être inscrits à Calgary (Alberta) et à Toronto (Ontario).

CONTRATS IMPORTANTS

Les seuls contrats qui ont eu une incidence importante sur nouvelle AltaGas Amalco, au cours du dernier exercice ou auquel elle deviendra partie au plus tard à la date d'effet, et qui peuvent raisonnablement être considérés comme importants pour un investisseur éventuel dans des actions de nouvelle AltaGas Amalco, autres que les contrats conclus dans le cours normal des activités, sont les suivants:

1. la convention d'arrangement;

2. la convention de crédit qui peut être conclue relativement à toute facilité de crédit que négocie nouvelle AltaGas Amalco avec ses prêteurs après la réalisation de l'arrangement.

Pour obtenir une description des contrats importants du Fonds, voir « *Contrats importants* » dans la notice annuelle du Fonds.

INTÉRÊTS DES EXPERTS

Certaines questions d'ordre juridique relatives à l'arrangement seront examinées par Stikeman Elliott S.E.N.C.R.L., s.r.l., pour le compte du Fonds, d'AltaGas, du commandité, d'AltaGas LP1, d'AltaGas LP2, de Holding Trust, de nouvelle AltaGas et de nouvelle AltaGas 2. Compte tenu de la propriété de titres en date du 4 mai 2010, les associés et les avocats salariés de Stikeman Elliott S.E.N.C.R.L., s.r.l. détiendront moins de 1 % des actions de nouvelle AltaGas Amalco à la date d'effet. Certaines questions d'ordre juridique relatives à l'arrangement seront examinées par Felesky Flynn LLP, conseillers fiscaux canadiens du Fonds. Compte tenu de la propriété de titres en date du 4 mai 2010, les associés et les avocats salariés de Felesky Flynn LLP détiendront moins de 1 % des actions de nouvelle AltaGas Amalco à la date d'effet. Certaines questions d'ordre juridique relatives à l'arrangement seront examinées par Mayer Brown LLP, conseillers fiscaux américains du Fonds. Compte tenu de la propriété de titres en date du 4 mai 2010, les associés et les avocats salariés de Mayer Brown LLP détiendront moins de 1 % des actions de nouvelle AltaGas Amalco à la date d'effet.

Aucune des personnes ou des sociétés susmentionnées, ni aucun administrateur, dirigeant ou employé de ces personnes ou sociétés, n'est ni ne devrait être élu, nommé ou embauché à titre d'administrateur, de dirigeant ou de membre du personnel de nouvelle AltaGas Amalco, d'une personne qui a des liens avec celle-ci ou d'un membre de son groupe.

APPENDICE F

INFORMATION CONCERNANT ALTAGAS INCOME TRUST

AVIS AU LECTEUR

Sauf indication contraire aux présentes, les définitions données dans la circulaire s'appliquent au présent appendice.

ANALYSE DE LA RÉMUNÉRATION

Politique de rémunération

La philosophie du conseil d'administration est que si les affaires du Fonds vont bien, les employés d'AltaGas seront récompensés par l'attribution de primes en argent, par des augmentations de la rémunération variable à long terme, comme des options du Fonds et des primes d'intéressement du RIMT, ou par l'attribution de primes de rémunération variable à long terme supplémentaires, gratifications qui seront accordées séparément ou en combinaison.

Les recommandations du comité RH quant à la rémunération ont pour but de reconnaître et récompenser le rendement individuel et d'offrir un niveau de rémunération concurrentiel, compte tenu de l'expérience et du rendement des intéressés et des résultats financiers de la Fiducie. Le comité RH considère que la rémunération globale s'inscrit dans une stratégie visant à atteindre les objectifs de rendement généraux et a conçu un système de rémunération globale à court et à long terme composé d'éléments de rémunération fixe et variable. À l'heure actuelle, le programme de rémunération des employés d'AltaGas se compose d'un volet court terme – salaire, avantages sociaux et régime d'intéressement à court terme – et d'un volet long terme – régime d'options d'achat de parts de fiducie, RIMT, régime d'épargne visant l'achat de parts des employés, REER collectif, régime de retraite à cotisations déterminées et régime supplémentaire de retraite à l'intention des hauts dirigeants (le « **RSRD** »). Chaque élément de rémunération est plus amplement décrit ci-après.

AltaGas reconnaît l'importance d'une juste rémunération annuelle fixe et variable comme récompense immédiate pour le rendement à court terme. Elle accorde aussi une certaine importance à la rémunération à long terme, axée sur l'engagement à long terme des dirigeants et des employés d'AltaGas.

En ce qui concerne la plupart des postes, le service des ressources humaines d'AltaGas examine la rémunération offerte dans l'industrie selon l'information fournie par des consultants et compare le niveau général de la rémunération offerte par AltaGas avec celui des fiducies et des sociétés de taille comparable. Un résumé de ces renseignements est fourni chaque année au comité RH, qui en tient compte avant d'approuver la politique de rémunération globale d'AltaGas et la rémunération à verser. Pour ce qui est des dirigeants, AltaGas retient les services de Mercer (Canada) limitée pour l'aider à constituer un groupe d'entreprises comparables d'après lequel seront établis les critères servant à l'évaluation du salaire de base, de la rémunération totale en argent et de la rémunération totale directe. Un groupe de comparaison a d'abord été constitué en 2001 parmi les entreprises sondées sur la rémunération dont les produits et les actifs se situaient dans une fourchette de 50 % à 200 % de ceux de la Fiducie. La composition du groupe de comparaison est revue chaque année pour vérifier la validité de son pouvoir comparatif. Le groupe de comparaison actuel, à quelques exceptions près, contient toujours des organisations qui ont participé au sondage mené par Mercer sur la rémunération globale dans le secteur du pétrole en 2009 et dont les produits annuels déclarés se situent dans une fourchette de 50 % à 200 % des produits prévus de la Fiducie pour 2009. Les organisations du groupe de comparaison ont été choisies en raison de la forte similitude entre leurs activités et celles de la Fiducie. Ce sont aussi les organisations qui font directement concurrence à AltaGas dans le recrutement d'employés. AltaGas vise la rémunération médiane du groupe de comparaison, qui se compose des entreprises suivantes pour 2009 :

Alliance Pipeline Ltd.	Enbridge Inc.	NAL Resources Management Limited
Apache Canada Ltd.	Enerplus Resources Fund	Pembina Pipeline Corporation
ARC Resources Ltd.	ENMAX Corporation	Pengrowth Corporation
ATCO Midstream Ltd.	EOG Resources Canada Inc.	Penn West Energy Trust
Baytex Energy Trust	EPCOR Utilities Inc.	Precision Drilling Trust

Bonavista Energy Trust	Gibson Energy Ltd.	Provident Energy Ltd.
CCS Corporation – CCS Midstream Services	Harvest Energy Trust	Spectra Energy Transmission
Chevron Canada Resources	Hunt Oil Company of Canada	TAQA North Ltd.
ConocoPhillips Canada	Inter Pipeline Fund – Pipeline Management Inc.	TransAlta Corporation
Crescent Point Energy Trust	Keyera Energy Management Ltd.	TransCanada Corporation
Devon Canada Corporation	Kinder Morgan Canada Inc.	

Le comité RH retient aussi régulièrement les services de consultants externes à propos d'autres questions de rémunération.

Objectifs de la rémunération

La philosophie d'AltaGas en matière de rémunération, en termes généraux, est de créer un lien entre la rémunération individuelle et le rendement de la Fiducie, de ses secteurs d'exploitation et de ses employés. Le programme de rémunération d'AltaGas tente de créer ce lien en se donnant les objectifs suivants :

1. attirer et fidéliser des employés et des hauts dirigeants hautement qualifiés et motivés;
2. harmoniser les intérêts des hauts dirigeants avec ceux des porteurs de parts;
3. offrir une rémunération globale concurrentielle qui se situe environ à la médiane des postes semblables dans des organisations de taille comparable du secteur de l'énergie, en supposant l'atteinte des objectifs de rendement;
4. souligner l'apport des employés et des hauts dirigeants et les récompenser au rendement.

Le programme de rémunération prévoit des salaires de base, une rémunération en argent et une rémunération totale directe conçus pour atteindre ces objectifs.

Objectifs de rémunération des hauts dirigeants visés

L'objectif du comité RH en ce qui concerne la rémunération des hauts dirigeants visés est de fixer leur salaire de base, leur rémunération en argent totale (qui comprend les incitatifs à court terme) et la rémunération totale directe (qui comprend les incitatifs à long terme) à environ la médiane du groupe de comparaison susmentionné composé de fiducies et de sociétés ouvertes de taille et de complexité comparables dans le secteur du pétrole et du gaz au Canada. Les objectifs peuvent varier d'une personne à l'autre selon l'expérience et le rendement de chacun et selon le rendement de la Fiducie. Par exemple, lorsque le rendement d'un employé et le rendement de l'entreprise dépassent largement les objectifs, la rémunération totale directe peut se situer dans le 75e percentile ou plus haut par rapport au groupe de comparaison.

Le comité RH considère, entre autres, les données provenant de sondages sur la rémunération dans le secteur et le rendement global de la Fiducie, notamment son RCP et son BNPF, les acquisitions réussies, comme les acquisitions d'AltaGas Utility Group et d'Heritage Gas Limited en 2009, et les réussites dans l'application de la stratégie de la Fiducie, comme l'optimisation de notre infrastructure et de nos activités existantes en vue de maximiser la valeur pour les porteurs de parts et l'acquisition et la construction d'infrastructures énergétiques dotées d'une longue durée de vie économique, qui procurent des flux de trésorerie à long terme et de bons rendements.

Les hauts dirigeants visés ne peuvent pas participer au vote ni assister aux délibérations du conseil ou des comités lorsqu'il est question de leur rémunération.

Éléments de rémunération

Le programme de rémunération des employés d'AltaGas se compose des éléments suivants :

ÉLÉMENTS	BÉNÉFICIAIRE	COMPOSANTE	PÉRIODE DE RENDEMENT	FORME
SALAIRE ET AVANTAGES ANNUELS	TOUS LES EMPLOYÉS PERMANENTS	FIXE	UN AN	ARGENT
RÉGIME D'INTÉRESSEMENT À COURT TERME	TOUS LES EMPLOYÉS PERMANENTS	VARIABLE	UN AN	ARGENT
INCITATIFS À LONG TERME				
• RÉGIME D'INTÉRESSEMENT À MOYEN TERME	À LA DISCRÉTION DU CONSEIL D'ADMINISTRATION	VARIABLE	JUSQU'À TROIS ANS	ARGENT OU PARTS DE FIDUCIE
• RÉGIME D'OPTIONS D'ACHAT DE PARTS DE FIDUCIE	À LA DISCRÉTION DU CONSEIL D'ADMINISTRATION	VARIABLE	JUSQU'À DIX ANS	PARTS DE FIDUCIE
• RÉGIME D'ÉPARGNE VISANT L'ACHAT DE PARTS DES EMPLOYÉS	TOUS LES EMPLOYÉS PERMANENTS	FIXE ET VARIABLE	À LA DISCRÉTION DE L'EMPLOYÉ	ARGENT OU PARTS DE FIDUCIE
• RÉGIME DE RETRAITE À COTISATIONS DÉTERMINÉES	TOUS LES EMPLOYÉS PERMANENTS	FIXE	PERMANENT	ARGENT
• RÉGIME SUPPLÉMENTAIRE DE RETRAITE À L'INTENTION DES HAUTS DIRIGEANTS	À LA DISCRÉTION DU CONSEIL D'ADMINISTRATION	FIXE	PERMANENT	ARGENT

AltaGas répartit les éléments de rémunération des hauts dirigeants visés dans les proportions suivantes :

Nom et poste principal	Salaire de base et avantages[1] (%)	Régime d'intéressement à court terme (%)	Incitatifs à long terme[2] (%)	Total (%)	Rémunération à risque[3] (%)
David W. Cornhill[4] Président du conseil et chef de la direction	30	20	50	100	70
Richard M. Alexander Président et chef de l'exploitation	40	20	40	100	60

Nom et poste principal	Salaire de base et avantages[1] (%)	Régime d'intéressement à court terme (%)	Incitatifs à long terme[2] (%)	Total (%)	Rémunération à risque[3] (%)
Deborah S. Stein Vice-présidente, Finances et chef des finances	50	20	30	100	50
Massimiliano Fantuz Vice-président directeur	45	20	35	100	55
Gregory A. Aarssen Vice-président, Affaires de l'entreprise	50	20	30	100	50
David R. Wright Vice-président directeur, Stratégie et expansion des affaires	45	20	35	100	55

Notes :

(1) Comprend les avantages indirects et ⅔ du régime d'épargne visant l'achat de parts des employés.
(2) Comprend le RIMT, le régime d'options d'achat de parts de fiducie, ⅓ du régime d'épargne visant l'achat de parts des employés, le régime CD, les contributions versées par l'employeur au REER collectif et le RSRD.
(3) La rémunération à risque comprend le régime d'intéressement à court terme, le RIMT, le régime d'options d'achat de parts de fiducie et ⅓ du régime d'épargne visant l'achat de parts des employés.
(4) M. Cornhill ne participe pas au régime CD. Voir ci-après « *Prestations en vertu d'un régime de retraite – REER collectif* ».

Les divers éléments de rémunération sont plus amplement expliqués ci-après.

Salaire annuel

Le salaire annuel a pour but d'offrir une rémunération concurrentielle et de reconnaître les aptitudes, compétences et niveaux de responsabilité des employés. En général, le comité RH cherche à fixer les salaires de base à des niveaux semblables à ceux de postes similaires dans des organisations de taille comparable dans le secteur (comme il est expliqué plus haut dans l'exposé sur la politique en matière de rémunération) et espère atteindre les niveaux de rémunération globale visés au moyen d'autres composantes de rémunération fixe et variable.

Régime d'intéressement à court terme

AltaGas a mis sur pied un régime d'intéressement à court terme pour les membres de sa haute direction et ses employés permanents, qui offre des primes en argent annuelles après la fin de l'exercice.

Afin de récompenser le rendement individuel, la prime du régime d'intéressement à court terme est liée au rendement de l'employé, de l'équipe et du Fonds. Plus le poste est élevé dans la hiérarchie, plus le pourcentage cible de la prime et le pourcentage attribuable au rendement du Fonds sont élevés. Le rendement de l'équipe et de l'employé sont évalués chaque année en fonction des objectifs établis au début de l'année. Les objectifs de rendement de l'équipe reposent par exemple sur les résultats de l'unité fonctionnelle comme le rendement du capital investi ou le bénéfice d'exploitation. Les objectifs de rendement individuel font intervenir des cibles individuelles fixées à l'avance.

Le rendement du Fonds est mesuré en fonction des résultats financiers consolidés pondérés à 50 % d'après le rendement des capitaux propres (« **RCP** ») et à 50 % d'après le bénéfice net par part de fiducie (« **BNPF** ») par rapport à une cible fixée à l'avance pour chaque élément de rendement au début de l'année. Les indicateurs de rendement du Fonds pour l'application du régime d'intéressement à court terme pour l'exercice 2009 ont été un RCP de 13,72 % et un BNPF de 1,79 $. Le Fonds a réalisé en 2009 un RCP de 13,60 % et un BNPF de 1,80 $. Voir aussi la rubrique « *Représentation graphique* » pour une illustration de l'évolution du rendement cumulatif pour les porteurs de parts d'AltaGas dans le temps par rapport aux indicateurs-clés de l'industrie.

En général, le comité RH cherche à fixer les incitatifs à court terme à des niveaux semblables à ceux des postes comparables dans des organisations de même taille dans le secteur (comme il est expliqué ci-dessus dans l'exposé sur la politique de rémunération). Aucune prime n'est versée à un dirigeant ou à un salarié en vertu du régime d'intéressement à court terme lorsque cette personne n'atteint pas ses objectifs.

Les paiements au titre du régime d'intéressement à court terme sont faits le 31 mars de l'année suivante si l'employé est toujours au service d'AltaGas à ce moment.

En 2009, le régime d'intéressement à court terme était structuré comme suit en ce qui concerne les hauts dirigeants visés.

Nom et poste principal	Pourcentage du Fonds [1] (%)	Pourcentage individuel (%)	Minimum[2] (%)	Cible[2] (%)	Maximum[2] (%)
David W. Cornhill Président du conseil et chef de la direction	70	30	0	60	120
Richard M. Alexander Président et chef de l'exploitation	60	40	0	50	100
Deborah S. Stein Vice-présidente, Finances et chef des finances	50	50	0	40	80
Massimiliano Fantuz Vice-président directeur	60	40	0	40	80
Gregory A. Aarssen Vice-président, Affaires de l'entreprise	50	50	0	40	80
David R. Wright Vice-président directeur, Stratégie et expansion des affaires	60	40	0	40	80

Notes :

(1) La pondération tient compte des mesures de rendement du RCP et du BNPF.
(2) Pourcentage du salaire de base versé pendant l'année.

Régimes d'intéressement à long terme

Régime d'intéressement à moyen terme

AltaGas a adopté un RIMT à l'intention de ses administrateurs, dirigeants et employés pour ajouter un nouvel élément de rémunération variable à long terme. Le RIMT vise à faire dépendre une tranche de la rémunération à risque des objectifs de rendement du Fonds et des objectifs de rendement individuels, et ainsi à attirer, motiver et fidéliser des collaborateurs hautement qualifiés.

Les primes du RIMT seront attribuées sous forme d'US et d'UR. À moins que le comité RH n'en décide autrement, les US s'acquièrent chaque année en tranches égales sur trois ans à compter de l'année de l'attribution, si le Fonds atteint certains rendements minimums chaque année de la période d'acquisition. Les UR s'acquièrent trois ans après l'année de l'attribution, si le Fonds atteint un niveau de rendement minimum au cours de la période de trois ans.

Le comité RH fixe à son absolue discrétion les critères d'acquisition selon le rendement applicables aux US et UR du RIMT. Ce pouvoir a été délégué au commandité en vertu de la convention unanime des actionnaires. Parmi les facteurs pris en considération au moment d'octroyer des US et des UR, on compte le pourcentage de réussite des objectifs de rendement individuel, le nombre de US et de UR attribuées à des personnes ayant des postes et des compétences semblables au sein d'AltaGas et les moyens financiers dont dispose AltaGas compte tenu de son budget.

Le RIMT fonctionne comme suit :

a) Le conseil d'administration approuve les primes individuelles à verser aux termes du RIMT d'après la réussite des objectifs de rendement individuels et la rémunération totale versée aux personnes ayant des compétences et des responsabilités analogues au sein d'AltaGas et d'entités de taille comparable (comme il est plus amplement expliqué ci-dessus dans l'exposé sur la politique de rémunération);

b) Une fois établi le montant de la prime, sa valeur en argent est convertie en unités fictives entières (soit des US, soit des UR, au gré du conseil d'administration) correspondant au nombre de parts de fiducie entières que la prime consentie à cette personne lui aurait permis d'acquérir à la date de l'attribution, en fonction de la juste valeur marchande (la « **JVM** ») des parts de fiducie. À cette fin, la JVM des parts de fiducie correspond à la moyenne de leur cours de clôture à la TSX (ou si les parts de fiducie ne sont alors pas inscrites à la cote de la TSX, toute autre Bourse à la cote de laquelle les parts de fiducie sont inscrites) pendant les 20 jours de Bourse qui précèdent la date de l'attribution;

c) Les US et les UR sont suivies au cours de la période d'acquisition applicable et les distributions sur les parts de fiducie pendant cette période sont réputées versées aux dates de distribution sur chaque UR et US et réinvesties dans d'autres unités entières fictives; elles s'accumulent au profit de cette personne dans les comptes tenus pour cette personne, en vue de lui être payés lorsqu'elles lui seront acquises;

d) Dès l'acquisition des US ou des UR et sous réserve de l'atteinte des critères de rendement applicables, AltaGas a la faculté de payer la JVM des US ou des UR (y compris les unités additionnelles acquises par réinvestissement des distributions), selon le cas, en argent ou en parts de fiducie d'une valeur équivalente acquises par l'administrateur du régime sur le marché libre.

Régime d'options d'achat de parts de fiducie

AltaGas a adopté le régime d'options d'achat de parts de fiducie comme élément de rémunération incitative variable à long terme à l'intention des administrateurs, dirigeants, employés, consultants et autres membres du personnel du Fonds et de ses filiales, y compris AltaGas. Le nombre et l'attribution d'options du Fonds sont fonction du rendement individuel, du nombre d'options du Fonds qui peut être attribué et des attributions consenties à des personnes ayant des postes et des compétences semblables dans des organismes de même taille dans le secteur (comme il est expliqué plus amplement ci-dessus dans l'exposé sur la politique de rémunération). Les options du Fonds servent d'incitatif pour attirer, fidéliser et motiver un personnel hautement qualifié en vue d'assurer la réussite à court, moyen et long terme du Fonds. Les options du Fonds sont attribuées compte tenu de l'atteinte des objectifs individuels de l'employé et des moyens du Fonds. Le comité RH recommande les attributions d'options du Fonds au conseil d'administration selon ces critères. Aucun dirigeant ne peut participer au vote ni assister aux délibérations du conseil ou du comité RH lorsqu'il est question de sa rémunération.

Les principales dispositions du régime d'options d'achat de parts de fiducie du Fonds sont les suivantes :

- AltaGas et chaque titulaire d'options du Fonds passeront une entente écrite (la « **convention d'option** ») qui indiquera le nombre de parts de fiducie visées par l'option, le prix d'exercice, les dates et conditions d'acquisition, le délai d'exercice et les autres conditions approuvées par le conseil d'administration, conformément aux dispositions du régime d'options d'achat de parts de fiducie;

- le nombre maximal de parts de fiducie pouvant être émises à l'exercice de toutes les options du Fonds attribuées aux termes du régime d'options d'achat de parts de fiducie, conjointement avec les parts de fiducie visées par des options aux termes d'autres ententes de rémunération à base de titres, ne doit pas dépasser 10 % du total des parts de fiducie et des autres titres échangeables contre des parts de fiducie en circulation, y compris les parts échangeables, ou le nombre plus élevé de parts de fiducie qui aura été déterminé par le conseil d'administration et approuvé, s'il y a lieu, par les porteurs de parts et par la Bourse de Toronto (la « TSX »), jusqu'à concurrence du nombre maximal de parts de fiducie permis par les règles de la TSX;

- le nombre de parts de fiducie réservées pour émission aux termes d'options du Fonds attribuées à des initiés du Fonds ne doit pas dépasser 10 % des parts de fiducie et des parts échangeables émises et en circulation;

- le nombre de parts de fiducie qui peuvent être émises à des initiés en vertu du régime d'options d'achat de parts de fiducie et de toutes les autres ententes de rémunération à base de titres d'AltaGas au cours d'une période d'un an ne doit pas dépasser 10 % des parts de fiducie et des parts échangeables émises et en circulation; le nombre de parts de fiducie qui peuvent être émises à un même initié et aux personnes avec qui il a des liens en vertu du régime d'options d'achat de parts de fiducie et de toutes les autres ententes de rémunération à base de titres d'AltaGas au cours d'une période d'un an ne doit pas dépasser 5 % de toutes les parts de fiducie et parts échangeables émises et en circulation;

- le prix d'exercice d'une option du Fonds est fixé par le conseil d'administration, sous réserve de toute restriction imposée par la TSX, et sera au moins égal au cours de clôture des parts de fiducie à la TSX le jour de bourse précédant la date de l'attribution;

- le délai pendant lequel une option du Fonds peut être exercée (sous réserve de toute limite à l'acquisition imposée par le conseil d'administration) commence à courir à la date à laquelle l'option du Fonds est attribuée et se termine au plus tard dix ans après;

- sous réserve des exceptions mentionnées ci-après et sous réserve des lois applicables, le cas échéant, qui exigent l'approbation des actionnaires ou d'un organisme gouvernemental ou de réglementation (notamment la TSX), le conseil d'administration peut modifier, suspendre ou résilier le régime d'options d'achat de parts de fiducie ou une partie de ce régime, ou toute option, sans l'approbation des porteurs de parts. Il peut, sans que soit limitée la portée générale de ce qui précède, apporter les modifications suivantes :

    - les modifications de nature administrative ou non discrétionnaire y compris, sans que soit limitée la portée générale de ce qui précède, celles qui visent à corriger une ambiguïté, une erreur ou une omission du régime d'options d'achat de parts de fiducie ou à corriger ou à compléter une disposition de ce régime incompatible avec une autre de ses dispositions;

    - les modifications nécessaires au respect des lois applicables (notamment les règles, les règlements et les politiques de la TSX);

    - les modifications relatives à l'administration du régime d'options d'achat de parts de fiducie;

    - les modifications apportées aux dispositions de résiliation anticipée du régime d'options d'achat de parts de fiducie ou aux attributions, pourvu qu'elles n'aient pas pour effet de prolonger la durée initiale de l'option;

    - les modifications nécessaires pour suspendre le régime d'options d'achat de parts de fiducie ou y mettre fin.

L'approbation des porteurs de parts sera nécessaire pour effectuer les modifications suivantes :

- l'augmentation A) du nombre de parts de fiducie qui peuvent être émises à l'exercice des options du Fonds attribuées aux termes du régime d'options d'achat de parts de fiducie, si celui-ci prévoit qu'un nombre fixe d'options du Fonds est réservé aux fins d'émission; B) du pourcentage de parts de fiducie qui peuvent être émises à l'exercice des options du Fonds attribuées aux termes du régime d'options d'achat de parts de fiducie, si celui-ci prévoit qu'un pourcentage de parts de fiducie est réservé aux fins d'émission;

- les modifications qui entraînent la diminution du prix d'une option du Fonds;

- les annulations et les nouvelles émissions d'options du Fonds;

- o les modifications qui prolongent la durée d'une option du Fonds au-delà de sa durée initiale;
- o les modifications qui augmentent les limites imposées à la participation au régime d'options d'achat de parts de fiducie des administrateurs non salariés;
- o les modifications qui rendraient les options du Fonds transférables ou cessibles, sauf dans le cadre du règlement normal d'une succession;
- o les modifications aux dispositions de modification et de fin du régime d'options d'achat de parts de fiducie;
- o les modifications qui nécessitent l'approbation des porteurs de parts conformément aux lois applicables (y compris les règles, les règlements et les politiques de la TSX);

- les dispositions permettant d'acquérir par anticipation les options du Fonds lors d'une offre publique d'achat ou d'un changement de contrôle;
- le régime d'options d'achat de parts de fiducie contient les dispositions antidilution usuelles relativement aux parts de fiducie émises à l'exercice des options du Fonds;
- les droits et intérêts du titulaire d'une option ne sont pas transférables ou cessibles, que ce soit en totalité ou en partie, directement ou par l'effet de la loi, sauf par legs ou dévolution successorale, ou sauf si la convention d'option du Fonds le prévoit, sous réserve des exigences ou autorisations de la TSX. Ces droits et intérêts peuvent être exercés du vivant du titulaire de l'option personnellement ou par ses ayants droit uniquement, ou encore après son décès ou lorsqu'il cesse d'être un administrateur, un dirigeant, un employé, un consultant ou par ailleurs d'être au service d'AltaGas ou d'un membre du groupe du commandité, conformément aux dispositions de la convention d'option du Fonds conclue avec le titulaire de l'option.

Le comité RH ou le comité de gouvernance peut recommander au conseil d'administration d'apporter des modifications au régime d'options d'achat de parts de fiducie.

Régime d'épargne visant l'achat de parts des employés

AltaGas a mis en place un régime d'épargne visant l'achat d'actions à l'intention de ses employés en 2000 afin de les encourager à devenir actionnaires, de leur procurer un incitatif à long terme et une rémunération concurrentielle par rapport à celle de l'industrie pétrolière et gazière. Le régime d'épargne visant l'achat d'actions des employés a été converti en régime d'épargne visant l'achat de parts des employés lors de la conversion du Fonds en mai 2004. Tous les employés permanents d'AltaGas peuvent y participer.

Les employés peuvent cotiser jusqu'à 10 % de leur salaire de base au régime d'épargne visant l'achat de parts. AltaGas égalera les cotisations des employés à hauteur de 2,5 % du salaire de base de ceux qui ont au plus trois années de service; de 3,75 % du salaire de base des employés ayant de trois à six années de service; et de 5 % du salaire de base des employés ayant plus de six années de service. Les cotisations des employés peuvent être investies dans des parts de fiducie, un fonds de placement à court terme ou une combinaison de ces deux placements. Les cotisations d'AltaGas sont investies dans des parts de fiducie.

REPRÉSENTATION GRAPHIQUE DU RENDEMENT

Les actions ordinaires d'AltaGas Services Inc. étaient inscrites à la TSX le 17 janvier 2000. Le 1er mai 2004, les parts de fiducie ont été inscrites à la TSX à la place des actions ordinaires d'AltaGas Services Inc. et elles font partie de l'indice plafonné des fiducies de l'énergie S&P/TSX, de l'indice des fiducies de revenu S&P/TSX et de l'indice composé S&P/TSX.

Le tableau et le graphique suivants comparent la variation annuelle en pourcentage du rendement total cumulatif obtenu par les porteurs de parts depuis cinq ans sur les actions ordinaires et les parts de fiducie, respectivement (en

supposant un placement de 100 $ fait le 31 décembre 2004), par rapport au rendement total cumulatif de l'indice composé S&P/TSX, de l'indice plafonné des fiducies de l'énergie S&P/TSX et de l'indice des fiducies de revenu S&P/TSX. Les valeurs sont calculées en supposant que les dividendes ou distributions déclarés sont réinvestis.

	31 déc. 2004	31 déc. 2005	31 déc. 2006	31 déc. 2007	31 déc. 2008	31 déc. 2009
AltaGas Income Trust	100	132	135	151	115	150
Indice composé S&P/TSX	100	124	146	160	107	145
Indice plafonné des fiducies de l'énergie S&P/TSX	100	149	144	149	108	156
Indice des fiducies de revenu S&P/TSX	100	131	127	136	100	143


200
150
100
50
-
Valeur de l'indice
AltaGas Income Trust
Indice composé S&P/TSX
Indice plafonné des fiducies de l'énergie S&P/TSX
Indice des fiducies de revenu S&P/TSX
31 déc. 2004
31 déc. 2005
31 déc. 2006
31 déc. 2007
31 déc. 2008
31 déc. 2009
Exercice terminé

La rémunération des hauts dirigeants visés pendant la période de cinq ans représentée dans le tableau et le graphique ci-dessus reflète en général la croissance continue des critères financiers clés comme le BNPF et le RCP. Toute baisse du cours des parts de fiducie a un effet direct sur la valeur actuelle et future de la rémunération à long terme prévue par le régime d'options d'achat de parts de fiducie, le RIMT et le régime d'épargne visant l'achat de parts des employés.

TABLEAU SOMMAIRE DE LA RÉMUNÉRATION

Comme il est indiqué précédemment à la rubrique « *Gouvernance de la Fiducie* », le Fonds n'a pas de personnel de direction, la gestion et l'administration du Fonds étant respectivement déléguées au commandité et à AltaGas. Par conséquent, le tableau et le texte qui suivent visent la rémunération versée aux hauts dirigeants d'AltaGas. Comme il est décrit précédemment à la rubrique « *Analyse de la rémunération* », la rémunération des hauts dirigeants d'AltaGas, à l'instar de celle du personnel d'AltaGas, inclut une rémunération à court et à long termes comportant des éléments fixes et variables visant à souligner et à récompenser le rendement individuel ainsi qu'à offrir un niveau de rémunération concurrentiel par rapport à l'industrie.

Dans la présente rubrique et la rubrique « *Analyse de la rémunération* », on entend par « membre de la haute direction » le président et tout vice-président du conseil d'administration, le président, tout vice-président responsable d'une unité fonctionnelle, d'une division ou d'une fonction principale telle que les ventes, les finances ou la production, et tout dirigeant d'une filiale du Fonds, y compris AltaGas ou une filiale d'AltaGas qui s'acquitte

d'une fonction d'élaboration des politiques à l'égard du Fonds, ou toute autre personne qui s'acquitte d'une fonction d'élaboration des politiques à l'égard du Fonds. On entend par « haut dirigeant visé », collectivement :

a) le chef de la direction du commandité et d'AltaGas;

b) le chef des finances du commandité et d'AltaGas;

c) les trois hauts dirigeants d'AltaGas les mieux rémunérés, autres que le chef de la direction et le chef des finances, qui occupaient un poste de haute direction à la fin du dernier exercice terminé et dont la rémunération totale individuelle était supérieure à 150 000 $ pour cet exercice;

d) chaque personne à l'égard de laquelle la communication de l'information aurait été effectuée aux termes de c) si ce n'est du fait qu'elle n'était pas un membre de la haute direction d'AltaGas à la fin de cet exercice.

L'information est présentée volontairement à propos de tous les membres du comité de direction d'AltaGas, qu'il soit obligatoire ou non de la fournir.

Le tableau qui suit présente l'information sur la rémunération versée par AltaGas à ses hauts dirigeants visés pour l'exercice terminé le 31 décembre 2009. À la lumière des changements apportés aux exigences d'information sommaire sur la rémunération prévues par le Règlement 51-102, le Fonds n'est pas tenu de présenter les chiffres correspondants des exercices terminés avant le 31 décembre 2008. AltaGas croit que l'ampleur des changements rendrait toute comparaison avec les exercices antérieurs difficile, puisque bon nombre de ces chiffres n'ont pas été calculés de nouveau aux termes des nouvelles règles de communication de l'information. Toutefois, les porteurs de parts qui souhaitent examiner l'information sur la rémunération d'AltaGas pour des exercices antérieurs devraient se reporter à l'information sur la rémunération des hauts dirigeants figurant dans la circulaire d'information de la direction du Fonds datée du 6 mars 2008, en tenant compte des limites de la comparabilité.

					RÉMUNÉRATION EN VERTU D'UN RÉGIME D'INTÉRESSEMENT AUTRE QU'À BASE D'ACTIONS				
NOM ET POSTE PRINCIPAL	EXERCICE TERMINÉ LE 31 DÉC.	SALAIRE ($)	ATTRIBUTIONS À BASE DE PARTS DE FIDUCIE(2) ($)	ATTRIBUTIONS À BASE D'OPTIONS(3) ($)	RÉGIME D'INTÉRESSE-MENT ANNUELS(4) ($)	RÉGIMES D'INTÉRESSE-MENT À LONG TERME ($)	VALEUR DU RÉGIME DE RETRAITE ($)	AUTRE RÉMUNÉRATION ($)(5)(6)	RÉMUNÉRATION TOTALE ($)
DAVID W. CORNHILL(7)(8) PRÉSIDENT DU CONSEIL ET CHEF DE LA DIRECTION	2009 2008	615 000 594 583	634 200 892 000	131 250 12 800	440 000 680 000	NÉANT NÉANT	263 930 791 127	65 745 63 780	2 150 125 3 034 290
RICHARD M. ALEXANDER(8) PRÉSIDENT ET CHEF DE L'EXPLOITATION	2009 2008	377 000 362 417	443 940 446 000	78 750 12 800	218 660 323 457	NÉANT NÉANT	77 289 106 515	18 042 15 272	1 213 681 1 266 461
DEBORAH S. STEIN VICE-PRÉSIDENTE, FINANCES ET CHEF DES FINANCES	2009 2008	250 000 230 000	213 500 111 500	7 875 3 840	115 000 148 781	NÉANT NÉANT	76 065 90 883	14 850 14 716	677 290 599 720
MASSIMILIANO FANTUZ(8) VICE-PRÉSIDENT DIRECTEUR	2009 2008	310 255 295 000	211 400 1 718 780	26 250 1 280	127 628 196 470	NÉANT NÉANT	119 433 147 364	539 931 16 218	1 334 897 2 375 112

NOM ET POSTE PRINCIPAL	EXERCICE TERMINÉ LE 31 DÉC.	SALAIRE ($)	ATTRIBUTIONS À BASE DE PARTS DE FIDUCIE[2] ($)	ATTRIBUTIONS À BASE D'OPTIONS[3] ($)	RÉMUNÉRATION EN VERTU D'UN RÉGIME D'INTÉRESSEMENT AUTRE QU'À BASE D'ACTIONS		VALEUR DU RÉGIME DE RETRAITE ($)	AUTRE RÉMUNÉRATION ($)[5][6]	RÉMUNÉRATION TOTALE ($)
					RÉGIME D'INTÉRESSE-MENT ANNUELS[4] ($)	RÉGIMES D'INTÉRESSE-MENT À LONG TERME ($)			
GREGORY A. AARSSEN VICE-PRÉSIDENT, AFFAIRES DE L'ENTREPRISE	2009 2008[9]	239 200 230 000	160 125 803 855	10 500 1 920	105 248 143 750	NÉANT NÉANT	76 294 103 864	275 856 13 780	867 223 1 297 169
DAVID R. WRIGHT VICE-PRÉSIDENT DIRECTEUR, STRATÉGIE ET EXPANSION DES AFFAIRES	2009 2008	296 244 284 850	213 500 167 250	31 060 1 280	127 977 187 431	NÉANT NÉANT	62 449 78 832	12 881 13 333	744 111 732 976

Notes :

(1) Voir la description détaillée du RIMT et du régime d'options d'achat de parts de fiducie à la rubrique « Analyse de la rémunération – Éléments de rémunération – Régimes d'intéressement à long terme » ci-dessus, et voir la rubrique « Attributions en vertu d'un régime d'intéressement » ci-après pour de plus amples renseignements sur les attributions faites au cours de l'exercice terminé le 31 décembre 2009.

(2) La juste valeur à la date d'attribution des US et des UR est estimée à l'aide d'un modèle d'évaluation de Black-Scholes-Merton, modifié pour tenir compte de l'accumulation de parts de fiducie supplémentaires avec les distributions, qui nécessite les données suivantes : le cours à la date d'attribution; la durée de vie prévue des US ou des UR; un taux d'intérêt hors risque (taux en vigueur d'une obligation du gouvernement du Canada à coupon zéro dont la durée à courir correspond à la durée de vie prévue de l'US ou de l'UR); la volatilité du cours des parts de fiducie (calculée du 3 mai 2004 à la date d'attribution); le taux de distribution (taux de distribution annualisé en fonction des distributions et du cours actuels). En ce qui a trait aux UR, on suppose également que les critères de rendement sont remplis sans l'application d'un multiplicateur. La juste valeur comptable des US et des UR à la date d'attribution est nulle.

(3) La juste valeur à la date d'attribution des options du Fonds est estimée à l'aide d'un modèle d'évaluation de Black-Scholes-Merton, qui nécessite les données suivantes : le prix d'exercice (correspondant au cours le jour de bourse précédant la date d'attribution); la durée de vie prévue de l'option; un taux d'intérêt hors risque (taux en vigueur d'une obligation du gouvernement du Canada à coupon zéro dont la durée à courir correspond à la durée de vie prévue des options); la volatilité du cours des parts de fiducie (calculée du 3 mai 2004 à la date d'attribution); le taux de distribution (taux de distribution annualisé en fonction des distributions et du prix d'exercice actuels). La juste valeur à la date d'attribution des options du Fonds correspond à la juste valeur comptable à la date d'attribution.

(4) Les montants indiqués reflètent la rémunération aux termes du régime d'intéressement à court terme gagnée pour les services rendus au cours de l'exercice, même si elle est payable à une date ultérieure. Voir la description détaillée à la rubrique « Analyse de la rémunération – *Éléments de rémunération – Régime d'intéressement à court terme* » ci-dessus.

(5) La valeur des avantages indirects n'était pas supérieure au plus petit des montants suivants : 50 000 $ ou 10 % du salaire annuel total de chaque haut dirigeant visé au cours de l'exercice.

(6) AltaGas verse des cotisations aux termes du régime d'épargne visant l'achat de parts des employés et du REER collectif (pour David W. Cornhill). Ces régimes sont décrits plus amplement à la rubrique « *Analyse de la rémunération – Éléments de rémunération – Régimes d'intéressement à long terme* » ci-dessus et à la rubrique « *Prestations en vertu d'un régime de retraite* » ci-après. Les montants afférents au régime d'avantages sociaux collectif d'AltaGas sont également inclus. Les versements de rémunération différée de MM. Fantuz et Aarssen figurent dans les montants de 2009 relatifs aux contrats de travail révisés après l'acquisition par la Fiducie des activités de PremStar Energy Canada Ltd. et d'ECNG Inc.

(7) M. Cornhill n'a reçu aucune rémunération supplémentaire pour avoir agi à titre d'administrateur.

(8) Voir la description des contrats de travail à la rubrique « *Contrats de travail des hauts dirigeants* ».

(9) La rémunération versée en 2008 à M. Aarssen comprend une rémunération rétroactive qui a fait l'objet d'une entente en 2009.

LIGNES DIRECTRICES EN MATIÈRE DE PROPRIÉTÉ DE PARTS DE FIDUCIE À L'INTENTION DES DIRIGEANTS

AltaGas reconnaît l'importance de s'assurer que les intérêts financiers des dirigeants coïncident avec ceux des porteurs de parts. C'est pourquoi elle a adopté des lignes directrices en matière de propriété de parts de fiducie à l'intention des dirigeants d'AltaGas le 1er janvier 2004.

Aux termes des lignes directrices, AltaGas s'attend à ce que les personnes qui occupent les postes de direction mentionnés ci-après déploient des efforts raisonnables pour devenir propriétaires du nombre visé de parts de fiducie au cours de la période de cinq ans qui débute le 1er janvier 2004 ou, si elle est postérieure, à la date à laquelle la personne est officiellement nommée au poste de dirigeant d'AltaGas. Les données sur les niveaux de propriété visés et les parts de fiducie détenues relativement aux hauts dirigeants visés sont en date du 31 décembre 2009.

Nom	Niveau de propriété de parts de fiducie et de parts échangeables visé	Nombre réel de parts de fiducie et de parts échangeables détenues (directement et indirectement) à la fin de l'exercice	Nombre d'US et d'UR non acquises[1]	Nombre total aux fins des lignes directrices en matière de propriété de parts de fiducie[1]
David W. Cornhill Président du conseil et chef de la direction	120 000	1 128 479	126 527	1 255 006
Richard M. Alexander Président et chef de l'exploitation	30 000	82 665	50 333	132 998
Deborah S. Stein Vice-présidente, Finances et chef des finances	20 000	11 907	21 333	33 240
Massimiliano Fantuz Vice-président directeur	30 000	553 007	55 025	608 032
Gregory A. Aarssen Vice-président, Affaires de l'entreprise	20 000	92 275	31 846	124 121
David R. Wright Vice-président directeur, Stratégie et expansion des affaires	30 000	23 833	31 500	55 333

Note :

(1) Pour les besoins de l'administration des lignes directrices en matière de propriété de parts de fiducie d'AltaGas, on tient compte des US et des UR non acquises dans le calcul du niveau de propriété de parts de fiducie.

Le comité des ressources humaines révisera périodiquement le nombre de parts détenues afin de surveiller les progrès faits par chacun des dirigeants vers l'atteinte du nombre de parts qu'ils devraient détenir et pour les inciter à atteindre ces niveaux et à les maintenir.

ATTRIBUTIONS EN VERTU D'UN RÉGIME D'INTÉRESSEMENT

Attributions à base de parts de fiducie et d'options du Fonds en cours

Le tableau suivant présente les attributions à base d'options et de parts de fiducie en cours qui ont été consenties en vertu d'un régime d'intéressement aux hauts dirigeants visés en date du 31 décembre 2009.

	Attributions à base d'options du Fonds				Attributions à base de parts de fiducie	
Nom	Nombre de parts de fiducie sous-jacentes aux options non exercées	Prix d'exercice des options[1] ($/part de fiducie)	Date d'expiration des options	Valeur des options dans le cours non exercées[2] ($)	Nombre de parts de fiducie dont les droits n'ont pas été acquis	Valeur marchande ou de paiement des attributions à base de parts de fiducie dont les droits n'ont pas été acquis[3] ($)
David W. Cornhill	75 000	14,24	10/12/2018	342 000	49 860 UR[4]	1 251 815
	250 000+	18,15	9/11/2019	162 500	20 000 UR[5]	511 362
					26 667 US	750 346
					30 000 US+	929 488
Richard M. Alexander	75 000	14,24	10/12/2018	342 000	4 000 UR[4]	100 426
	150 000+	18,15	9/11/2019	97 500	12 000 UR[5]	306 817
					13 333 US	375 173
					21 000 US+	650 642
Deborah S. Stein	10 000	23,80	21/04/2015	Néant	1 500 UR[4]	37 660
	30 000	14,24	10/12/2018	136 800	1 500 UR[6]	38 099
	15 000+	18,15	9/11/2019	9 750	5 000 UR[5]	127 841
					3 333 US	93 793
					5 000 US+	154 915
					5 000 UR+[9]	154 903
Massimiliano Fantuz	10 000+	24,25	05/03/2018	Néant	32 025 US	883 476
	10 000	14,24	10/12/2018	45 600	8 000 UR[7]	220 694
	50 000+	18,15	9/11/2019	32 500	5 000 US	140 690
					10 000 US+	309 829
Gregory A. Aarssen	10 000	24,25	05/03/2018	Néant	16 013 US	441 738
	15 000	14,24	10/12/2018	68 400	5 000 UR[7]	137 936
	20 000+	18,15	09/11/2019	13 000	3 333 US	93 793
					3 750 US+	116 186
					3 750 UR+[9]	154 903
David R. Wright	25 000	25,82	16/01/2017	Néant	1 000 US	24 878
	10 000	14,24	10/12/2018	45 600	7 500 UR[8]	186 582
	10 000+	17,89	07/10/2019	9 100	3 000 UR[4]	75 320
	50 000+	18,15	09/11/2019	32 500	5 000 UR[5]	127 841
					5 000 US	140 690
					5 000 US+	154 915
					5 000 UR+[9]	154 903

Notes :

(1) Le prix d'exercice des options est fixé en fonction du cours de clôture des parts de fiducie le jour de bourse précédant la date d'attribution.

(2) La valeur des options dans le cours non exercées représente la différence entre le cours de clôture des parts de fiducie le 31 décembre 2009 (18,80 $) et le prix d'exercice.

(3) La valeur marchande ou de paiement des US et des UR dont les droits n'ont pas été acquis correspond à la somme du nombre initial de parts de fiducie attribuées et du nombre de parts de fiducie supplémentaires accumulées jusqu'au 31 décembre 2009 relativement à ces attributions initiales, multipliée par le cours de clôture moyen pour les 20 derniers jours de bourse de 2009 (18,26 $); à ce produit s'ajoute les distributions qui s'accumuleraient sur ces parts de fiducie jusqu'à l'acquisition, dans l'hypothèse d'une distribution de 2,16 $ la part de fiducie par année.

(4) Jalon de rendement : distributions totales déclarées de 6,12 $ la part de fiducie de la date d'attribution à la date d'acquisition (16/04/2010).

(5) Jalon de rendement : distributions totales déclarées de 6,30 $ la part de fiducie de la date d'attribution à la date d'acquisition (10/12/2010).

(6) Jalon de rendement : distributions totales déclarées de 6,30 $ la part de fiducie de la date d'attribution à la date d'acquisition (18/09/2010).

(7) Jalon de rendement : distributions totales déclarées de 6,30 $ la part de fiducie de la date d'attribution à la date d'acquisition (06/08/2011).

(8) Jalon de rendement : distributions totales déclarées de 6,12 $ la part de fiducie de la date d'attribution à la date d'acquisition (16/01/2010).

(9) Jalon de rendement : distributions totales déclarées de 6,48 $ la part de fiducie de la date d'attribution à la date d'acquisition (01/11/2012).
\+ Attribuées au cours de l'exercice terminé le 31 décembre 2009.

À l'acquisition, les UR en cours qui ont été attribuées aux hauts dirigeants visés sont multipliées de la manière suivante :

- si on dépasse le jalon de rendement de plus de 15 %, le multiplicateur est deux;
- si on atteint le jalon de rendement, le multiplicateur est un;
- si on rate le jalon de rendement de plus de 15 %, le multiplicateur est zéro;
- le multiplicateur sera calculé de façon linéaire en fonction de l'atteinte ou de la non-atteinte du jalon de rendement. Le multiplicateur s'échelonnera entre 0,5, pour un rendement inférieur de 15 % au jalon, à deux, pour un rendement supérieur de plus de 15 % au jalon.

Attributions en vertu d'un régime d'intéressement – Valeur à l'acquisition des droits ou valeur gagnée en 2009

Le tableau suivant présente la valeur totale en dollars à l'acquisition des options du Fonds, des US et des UR pour les hauts dirigeants visés au cours de l'exercice terminé le 31 décembre 2009, ainsi que les incitatifs en argent annuels gagnés au cours du même exercice par les hauts dirigeants visés.

Nom	Attributions à base d'options - Valeur à l'acquisition des droits au cours de l'exercice (1) ($)	Attributions à base de parts de fiducie - Valeur à l'acquisition des droits au cours de l'exercice (2) ($)	Rémunération en vertu d'un régime d'intéressement autre qu'à base d'actions - Valeur gagnée au cours de l'exercice ($)
David W. Cornhill	84 000	1 872 201	440 000
Richard M. Alexander	84 000	1 813 162	218 660
Deborah S. Stein	25 200	430 084	115 000
Massimiliano Fantuz	8 400	345 408	127 628
Gregory A. Aarsen	12 600	183 171	105 248
David R. Wright	8 400	72 167	127 977

Notes :

(1) La valeur à l'acquisition des options du Fonds représente la différence entre le cours des parts de fiducie au moment de l'acquisition et le prix d'exercice des options du Fonds.
(2) La valeur à l'acquisition des US et des UR représente le produit des US et des UR acquises, multiplié par le cours des parts de fiducie au moment de l'acquisition.

Les options du Fonds attribuées aux hauts dirigeants visés sont acquises à raison de 25 % aux premier, deuxième, troisième et quatrième anniversaires de la date d'attribution et expirent au dixième anniversaire. Voir « Analyse de la rémunération – *Éléments de rémunération – Régimes d'intéressement à long terme – Régime d'options d'achat de parts de fiducie* » pour un résumé des dispositions importantes du régime d'options d'achat de parts de fiducie actuel du Fonds.

Le tableau suivant donne des renseignements supplémentaires sur les options du Fonds attribuées aux hauts dirigeants visés au cours de l'exercice.

Nom	Nombre de parts de fiducie sous-jacentes aux options acquises au cours de l'exercice	Prix d'exercice des options ($)	Date d'acquisition	Cours des parts de fiducie à la date d'acquisition ($)
David W. Cornhill	25 000	14,24	10/12/2009	17,60
Richard M. Alexander	25 000	14,24	10/12/2009	17,60
Deborah S. Stein	2 500 7 500	23,80 14,24	21/04/2009 10/12/2009	15,09 17,60
Massimiliano Fantuz	2 500 2 500	24,25 14,24	05/03/2009 10/12/2009	12,90 17,60
Gregory A. Aarsen	2 500 3 750	24,25 14,24	05/03/2009 10/12/2009	12,90 17,60
David R. Wright	6 250 2 500	25,82 14,24	16/01/2009 10/12/2009	17,18 17,60

Voir « *Analyse de la rémunération – Éléments de rémunération –Régimes d'intéressement à long terme – Régime d'intéressement à moyen terme* » pour un résumé du RIMT.

Le tableau suivant donne des renseignements supplémentaires sur les US et les UR attribuées aux hauts dirigeants visés au cours de l'exercice.

Nom	Nombre de parts de fiducie sous-jacentes aux US et aux UR acquises au cours de l'exercice	Nombre de parts de fiducie supplémentaires accumulées au moment de l'acquisition [1]	Date d'acquisition	Cours des parts de fiducie à la date d'acquisition [2] ($)
David W. Cornhill	48 225 UR[3] 13 333 US	16 616 1 757	11/12/2009 01/11/2009	18,31 18,22
Richard M. Alexander	5 000 US 40 000 UR[4] 5 000 US 10 000 UR[3] 6 667 US	1 506 12 047 1 576 3 445 878	01/05/2009 01/05/2009 01/07/2009 11/12/2009 01/11/2009	14,96 14,96 16,62 18,31 18,22
Deborah S. Stein	6 000 UR[5] 7 000 UR[3] 1 667 US	1 694 2 412 220	01/03/2009 11/12/2009 01/11/2009	14,93 18,31 18,22
Gregory A. Aarsen	16 013 US 2 500 US	1 995 329	06/08/2009 01/11/2009	16,11 18,22
Massimiliano Fantuz	8 006 US 1 667 US	998 220	06/08/2009 01/11/2009	16,11 18,22
David R. Wright	1 000 US 2 500 US	182 329	16/01/2009 01/11/2009	16,83 18,22

Notes:

(1) Les US et les UR sont surveillées pendant la période d'acquisition applicable, et les distributions sur une part de fiducie au cours de cette période sont réputées versées aux dates de distribution sur chaque US et UR, sont réinvesties pour acquérir d'autres unités entières fictives, s'accumulent au profit de la personne en question dans les comptes tenus pour cette personne et lui sont versées à l'acquisition, le cas échéant.

(2) Le cours des parts de fiducie aux fins du calcul des montants payables relativement aux US et aux UR acquises correspond à la moyenne des cours de clôture des parts de fiducie pendant les 20 jours précédant l'acquisition.

(3) Un multiplicateur de 1,33 a été appliqué aux versements correspondant aux distributions du Fonds (6,42 $), qui excédaient de plus de 4,9 % le jalon de rendement pendant la période d'attribution (6,12 $).

(4) Un multiplicateur de 1,44 a été appliqué aux versements correspondant aux distributions du Fonds (6,34 $), qui excédaient de plus de 6,7 % le jalon de rendement pendant la période d'attribution (5,94 $).

(5) Un multiplicateur de 1,41 a été appliqué aux versements correspondant aux distributions du Fonds (6,30 $), qui excédaient de plus de 6,1 % le jalon de rendement pendant la période d'attribution (5,94 $).

PRESTATIONS EN VERTU D'UN RÉGIME DE RETRAITE

AltaGas offre les prestations suivantes en vertu des régimes de retraite :

Régime de retraite à cotisations déterminées d'AltaGas

Le 1er juillet 2005, AltaGas a établi un régime de retraite enregistré à cotisations déterminées (le « **régime CD** ») pour ses employés, y compris les hauts dirigeants. Le régime CD prévoit le versement de cotisations patronales correspondant à 4 % du salaire de base du salarié, plus une cotisation versée en contrepartie des cotisations salariales facultatives, fondée sur les années de service et allant jusqu'à 2 % du salaire de base. Tous les employés permanents, à l'exception du chef de la direction, participent au régime CD. Les cotisations versées par AltaGas au nom des employés leur sont acquises après deux années de service auprès d'AltaGas ou d'une société affiliée. Les employés décident du placement des cotisations salariales et patronales dans l'une ou plusieurs des 18 options de placement offertes dans le cadre du régime.

Nom	Valeur accumulée au début de l'exercice ($)	Montant rémunératoire ($)	Montant non rémunératoire ($)	Valeur accumulée à la fin de l'exercice ($)
David W. Cornhill[(1)]	s.o.	s.o.	s.o.	s.o.
Richard M. Alexander	45 433	16 133	22 155	83 721
Deborah S. Stein	35 641	13 750	17 666	67 057
Massimiliano Fantuz	48 623	16 375	17 144	82 142
Gregory A. Aarsen	43 147	14 352	18 125	75 624
David R. Wright	25 783	14 812	17 425	58 020

Note :

(1) M. Cornhill ne participe pas au régime CD. Voir « *Prestations en vertu d'un régime de retraite – REER collectif* » ci-après.

Régime supplémentaire de retraite à l'intention des hauts dirigeants d'AltaGas

Le 1er juillet 2005, AltaGas a établi un régime de retraite à prestations déterminées non enregistré à l'intention des hauts dirigeants pour arrondir leur épargne-retraite au titre des régimes d'AltaGas (le REER collectif et le régime CD). La rente du RSRD est établie de sorte que la valeur de la rente totale de chaque participant est égale à la valeur d'une rente annuelle au titre d'un régime à prestations déterminées correspondant à 2 % du salaire moyen des trois années les mieux rémunérées du participant, multipliée par les années de services validables.

Aux fins du calcul de la rente :

(i) le salaire est le salaire de base du participant, plus 50 % de sa prime visée;

(ii) au moment de l'adhésion au RSRD, les années de service accomplies auprès d'AltaGas en excédent de cinq ans sont reconnues d'office en tant que services validables;

(iii) pour chaque année ultérieure, le participant se verra créditer deux années de services validables jusqu'à ce que sa période de services validables corresponde à ses années de service auprès

d'AltaGas. Par la suite, une année de services continus correspondra à une année de services validables;

(iv) la rente de retraite est une rente réversible, comportant une période garantie d'au moins cinq ans. Si le participant est marié au moment de son départ à la retraite, à son décès, et à la fin de la période garantie, la rente est réduite à 60 % et est versée au conjoint sa vie durant;

(v) le participant qui compte au moins cinq années de services validables peut prendre sa retraite dès l'âge de 55 ans. La rente qu'il s'est constituée dans le cadre du régime sera réduite de 3 % par année qui sépare la date de sa retraite de son 60e anniversaire.

Le RSRD versera la différence entre la valeur de la rente de retraite totale établie tel qu'il est indiqué ci-dessus et la valeur de la rente constituée par le participant dans le cadre du régime CD et le REER collectif. Cette prestation au titre du RSRD sera versée au participant sous forme de paiements égaux à compter de la date de sa retraite jusqu'à son 70e anniversaire.

Les prestations du RSRD seront versées à même les produits d'exploitation d'AltaGas au fur et à mesure que les paiements arrivent à échéance. La garantie de la provision actuarielle sera fournie au moyen d'une lettre de crédit.

Nom	Nombre d'années décomptées	Prestations annuelles payables ($)		Obligation au titre des prestations constituées au début de l'exercice ($)	Variation attribuable à des éléments rémunératoires ($)	Variation attribuable à des éléments non rémunératoires ($)	Obligation au titre des prestations constituées à la fin de l'exercice ($)
		À la fin de l'exercice	À 65 ans				
David W. Cornhill	15,25	230 576	369 174	2 181 620	263 930	374 831	2 820 381
Richard M. Alexander	3,67	31 077	121 479	158 100	61 156	43 587	262 843
Deborah S. Stein	3,67	20 240	113 354	49 307	62 315	27 603	139 225
Massimiliano Fantuz	4,00	25 870	97 552	98 145	103 058	30 637	231 840
Gregory A. Aarsen	4,00	21 526	104 044	58 923	61 942	27 058	147 923
David R. Wright	2,96	19 616	81 505	89 923	47 637	25 078	162 368

REER collectif

Avant le 1er juillet 2005, AltaGas coordonnait un régime enregistré d'épargne-retraite (« **REER** ») collectif (le « **REER collectif** ») dans le cadre duquel les cotisations versées par les employés dans leur REER autogéré leur donnaient droit à une cotisation patronale correspondant à 80 % des cotisations salariales, jusqu'à concurrence de 4,8 % du salaire de base. AltaGas continuera de permettre aux employés de contribuer à un REER aux termes du régime par déductions salariales, mais compte tenu de l'établissement du régime CD, elle cessera de verser des cotisations en contrepartie de cotisations versées au REER, sauf dans le cas de David W. Cornhill, chef de la direction, qui continue d'en recevoir en guise de participation au régime CD.

CONTRATS DE TRAVAIL DES HAUTS DIRIGEANTS

AltaGas a passé des contrats de travail avec David W. Cornhill, Richard M. Alexander, Massimiliano Fantuz et David R. Wright. Ces contrats sont décrits ci-après.

AltaGas Services Inc. avait passé un contrat de travail avec David W. Cornhill, président du conseil et chef de la direction d'AltaGas (le « **contrat de travail Cornhill** »). Ce contrat a été modifié et mis à jour en date du 1er mai 2004 à l'occasion de l'arrangement, pour l'essentiel à des conditions semblables. Le contrat de travail Cornhill modifié et mis à jour a pris effet le 1er mai 2004. Il a été modifié et mis à jour de nouveau le 1er janvier 2007 dans le but, entre autres, d'augmenter le salaire de base de M. Cornhill, de prévoir des attributions d'UR aux termes du RIMT, de modifier ses droits aux termes du RSRD et d'ajuster la rémunération qui lui est payable à la survenance de certains événements.

Avec prise d'effet le 1er janvier 2007, AltaGas a conclu un contrat de travail avec Richard M. Alexander (le « **contrat de travail Alexander** »), à des conditions essentiellement semblables à celles du contrat de travail Cornhill.

Avec prise d'effet le 1er janvier 2008, AltaGas a conclu un contrat de travail avec David R. Wright (le « **contrat de travail Wright** »), à des conditions essentiellement semblables à celles du contrat de travail Cornhill.

AltaGas était partie à un contrat de travail avec Massimiliano Fantuz, vice-président directeur, daté du 6 octobre 2004 (le « **contrat PremStar** »). Le contrat PremStar a été remplacé le 1er janvier 2008 par un nouveau contrat (le « **contrat de travail Fantuz** »), qui satisfait à certaines obligations de rémunération antérieures à des conditions essentiellement semblables à celles du contrat de travail Cornhill. Le contrat de travail Cornhill, le contrat de travail Alexander, le contrat de travail Wright et le contrat de travail Fantuz sont collectivement appelés les « **contrats de travail** ».

Les contrats de travail sont à durée indéterminée. Les salaires de base prévus dans les contrats de chacun des hauts dirigeants visés sont indiqués dans le tableau sommaire de la rémunération présenté précédemment.

Arrangements en cas de cessation d'emploi et de changement de contrôle

Les contrats de travail prévoient un dédommagement (une « **allocation de retraite** ») dans les situations suivantes :

- un congédiement sans motif sérieux;
- une démission suivant un congédiement déguisé, défini dans les contrats de travail;
- une démission advenant un « changement de contrôle », défini dans les contrats de travail.

Le contrat de travail Cornhill prévoit également une allocation de retraite s'il donne un préavis de démission de six (6) mois.

Les contrats de travail prévoient une allocation de retraite équivalant à un multiple : a) du salaire de base annuel payé au cours du dernier mois complet de travail; b) du produit du salaire de base annuel en vigueur au cours du dernier mois de travail et du pourcentage de prime ciblé annuel; c) de la valeur des droits aux prestations pour un an; d) de la valeur de l'allocation d'automobile annuelle ou, pour ce qui est de M. Cornhill, d'une somme en argent correspondant à douze fois la valeur mensuelle de la voiture qui lui est fournie. Le multiple de l'allocation de retraite prévu dans les contrats de travail de MM. Alexander, Fantuz et Wright est de 2,0. Il est également de 2,0 dans le contrat de travail Cornhill, sous réserve de ce qui suit : (1) si M. Cornhill démissionne, le multiple de l'allocation de retraite ne sera que de 1,0; (2) s'il démissionne ou est congédié à la suite d'un changement de contrôle, le multiple sera de 2,5, soit 1,5 de plus que s'il démissionne en l'absence de changement de contrôle.

Un « changement de contrôle » désigne, dans le contrat de travail Cornhill, l'acquisition du contrôle par un moyen quel qu'il soit et « contrôle » désigne le pouvoir de décider la gestion et des politiques d'AltaGas ou du membre de son groupe concerné ou le pouvoir de déléguer ces fonctions. La définition de « changement de contrôle » dans le contrat de travail Corhnill modifié et mis à jour a été modifiée pour tenir compte du fait que l'acquisition du contrôle des parts de fiducie du Fonds ou d'une des entités qui chapeaute AltaGas pourrait entraîner un changement de contrôle, étant donné la structure organisationnelle du Fonds. Les définitions de « changement de contrôle » dans les contrats de travail respectifs de MM. Alexander, Fantuz et Wright ont subi la même modification.

La définition de « changement de contrôle » dans le contrat de travail Cornhill prévoit que les activités d'AltaGas ou du Fonds seront restructurées de manière à être exercées par une société par actions, après élimination de la structure de fiducie. Les définitions de « changement de contrôle » dans les contrats de travail respectifs de MM. Alexander, Fantuz et. Wright prévoient qu'une telle restructuration ne constituera pas un changement de contrôle.

Si, pendant la durée du contrat de travail Cornhill modifié et mis à jour, il se produisait un changement de contrôle (au sens donné ci-dessus), M. Cornhill aurait droit, en tout temps au cours d'une période de six mois à un an suivant la date de prise d'effet d'un tel changement de contrôle, de mettre fin à son emploi auprès d'AltaGas en donnant un préavis de 60 jours en ce sens. Dans ce cas, ou encore si AltaGas résilie le contrat de travail dans l'année suivant le changement de contrôle, M. Cornhill aurait droit à l'allocation de retraite.

M. Cornhill a le droit de démissionner et de recevoir certains paiements si l'arrangement a lieu, en vertu de son contrat de travail. Cependant, M. Cornhill a renoncé unilatéralement à ce droit et à tout autre droit au versement d'une rémunération qui pourrait découler de l'arrangement.

MM. Alexander, Fantuz et Wright ont le droit, au moins six mois mais au plus neuf mois après la date de prise d'effet d'un changement de contrôle, de mettre fin à leur emploi auprès d'AltaGas et de recevoir leur allocation de retraite s'ils donnent un préavis de 60 jours à ce sens.

Le tableau suivant présente les montants payables à chaque haut dirigeant visé en cas de cessation d'emploi au 31 décembre 2009, dans les cas indiqués.

NOM	NOMBRE DE MOIS UTILISÉS POUR CALCULER L'ALLOCATION DE RETRAITE	VALEUR DE L'ALLOCATION DE RETRAITE ($)[1]	VALEUR DU RSRD SUPPLÉMENTAIRE ($)[2]	VALEUR DES INCITATIFS À LONG TERME ($)[3]	VALEUR TOTALE ($)
DAVID W. CORNHILL[4]	12	1 083 752	NÉANT	3 947 511	5 031 263
DAVID W. CORNHILL[5]	24	2 624 343	NÉANT	3 947 511	6 571 854
DAVID W. CORNHILL[6]	30	3 176 514	NÉANT	3 947 511	7 124 025
RICHARD M. ALEXANDER[7]	24	1 515 004	NÉANT	1 872 558	3 387 562
RICHARD M. ALEXANDER[8]	24	1 475 999	39 005	1 872 558	3 387 562
DEBORAH S. STEIN[9]	S.O.	S.O.	S.O.	S.O.	S.O.
MASSIMILIANO FANTUZ[7]	24	1 345 281	NÉANT	1 632 789	2 978 070
MASSIMILIANO FANTUZ[8]	24	1 214 814	130 467	1 632 789	2 978 070
GREGORY A. AARSSEN[10]	S.O.	S.O.	S.O.	S.O.	S.O.
DAVID R. WRIGHT[7]	24	1 088 281	NÉANT	952 329	2 040 610
DAVID R. WRIGHT[8]	24	1 089 149	23 005	952 329	2 064 483

Notes :

(1) Comprend le salaire de base, les primes et les avantages sociaux et indirects.
(2) Représente la valeur de la prestation supplémentaire payable en cas de changement de contrôle au 31 décembre 2009.
(3) Représente la valeur, au 31 décembre 2009, des options du Fonds dans le cours non exercées et la valeur marchande ou de paiement des attributions à base de parts de fiducie dont les droits n'ont pas été acquis. Voir « *Attributions en vertu d'un régime d'intéressement – Attributions à base de parts de fiducie et d'options du Fonds* ».
(4) Payable à la démission de M. Cornhill s'il donne un préavis d'au moins six (6) mois à AltaGas.
(5) Payable si AltaGas met fin à l'emploi de M. Cornhill en raison de son invalidité permanente, de son décès ou sans motif sérieux ou si M. Cornhill démissionne en raison d'un congédiement déguisé.
(6) Payable si AltaGas met fin à l'emploi de M. Cornhill ou si celui-ci quitte son emploi en raison d'un changement de contrôle d'AltaGas.
(7) Payable si AltaGas met fin à l'emploi d'un haut dirigeant visé en raison de son invalidité permanente, de son décès ou sans motif sérieux, si le haut dirigeant visé démissionne en raison d'un congédiement déguisé.
(8) Payable si AltaGas met fin à l'emploi du haut dirigeant visé ou si celui-ci quitte son emploi en raison d'un changement de contrôle d'AltaGas.
(9) Mme Stein n'est partie à aucun contrat de travail avec AltaGas.
(10) M. Aarsen n'est partie à aucun contrat de travail avec AltaGas.

RÉMUNÉRATION DES ADMINISTRATEURS

Le tableau suivant présente la rémunération totale versée aux administrateurs du commandité au cours de l'exercice terminé le 31 décembre 2009.

Nom	Honoraires ($)	Attributions à base de parts de fiducie[(1)(2)] ($)	Attributions à base d'options[(1)(3)] ($)	Rémunération en vertu d'un régime d'intéressement autre qu'à base d'actions ($)	Valeur du régime de retraite ($)	Autre rémunération[(4)] ($)	Total ($)
David W. Cornhill[(5)]	s.o.	s.o.	s.o.	s.o.	s.o.	s.o.	s.o.
Allan L. Edgeworth	64 500	19 026	Néant	Néant	Néant	3 519	87 225
Hugh A. Fergusson	64 500	19 026	Néant	Néant	Néant	3 519	87 225
Denis C. Fonteyne	66 250	19 026	Néant	Néant	Néant	3 425	88 701
Daryl H. Gilbert	67 500	19 026	Néant	Néant	Néant	3 519	90 045
Robert B. Hodgins	77 500	19 026	Néant	Néant	Néant	3 519	100 045
Myron F. Kanik[(6)]	125 500	19 026	Néant	Néant	Néant	3 519	148 045
David F. Mackie	60 500	19 026	Néant	Néant	Néant	Néant	79 526
M. Neil McCrank	61 250	19 026	Néant	Néant	Néant	3 519	83 795

Notes :

(1) Pour plus de détails sur le RIMT et le régime d'options d'achat de parts de fiducie, voir la rubrique « Analyse de la rémunération – Éléments de rémunération – Régimes d'intéressement à long terme » ci-dessus.
(2) La juste valeur à la date d'attribution des US et des UR est estimée à l'aide d'un modèle d'évaluation de Black-Scholes-Merton, modifié pour tenir compte de l'accumulation de parts de fiducie supplémentaires avec les distributions, qui nécessite les données suivantes : le cours à la date d'attribution; la durée de vie prévue des US ou des UR; un taux d'intérêt hors risque (taux en vigueur d'une obligation du gouvernement du Canada à coupon zéro dont la durée à courir correspond à la durée de vie prévue de l'US ou de l'UR); la volatilité du cours des parts de fiducie (calculée du 3 mai 2004 jusqu'à la date d'attribution); le taux de distribution (annualisé en fonction des distributions et du cours actuels). En ce qui a trait aux UR, on suppose également que les critères de rendement sont remplis sans l'application d'un multiplicateur. La juste valeur comptable des US et des UR à la date d'attribution est nulle.
(3) La juste valeur à la date d'attribution des options du Fonds est estimée à l'aide d'un modèle d'évaluation de Black-Scholes-Merton, qui nécessite les données suivantes : le prix d'exercice (correspondant au cours le jour de bourse précédant la date d'attribution); la durée de vie prévue de l'option; un taux d'intérêt hors risque (taux en vigueur d'une obligation du gouvernement du Canada à coupon zéro dont la durée à courir correspond à la durée de vie prévue des options); la volatilité du cours des parts de fiducie (calculée du 3 mai 2004 jusqu'à la date d'attribution); le taux de

distribution (annualisé en fonction des distributions et du prix d'exercice actuels). La juste valeur à la date d'attribution des options du Fonds correspond à la juste valeur comptable à la date d'attribution.

(4) Aucun avantage indirect n'a été versé aux administrateurs ni gagné par ceux-ci au cours de l'exercice. Les montants afférents au régime d'avantages sociaux collectif d'AltaGas sont également inclus.

(5) M. Cornhill n'a reçu aucune rémunération supplémentaire pour avoir agi à titre d'administrateur.

(6) M. Kanik est l'administrateur principal.

Honoraires

Les membres du conseil d'administration ont droit à une rémunération pour leurs services en qualité d'administrateurs du commandité. Pour l'exercice terminé le 31 décembre 2009, les administrateurs, sauf les administrateurs qui sont également des hauts dirigeants ou du personnel du commandité ou d'AltaGas, ont touché une provision annuelle de 34 000 $, majorée d'un jeton de présence de 1 250 $ par réunion du conseil d'administration et du remboursement de leurs frais remboursables engagés dans l'exercice de leurs fonctions d'administrateurs. Le président du conseil d'administration est un membre de la haute direction d'AltaGas et ne touche aucuns honoraires supplémentaires pour ses services au sein du conseil d'administration. L'administrateur principal touche des honoraires annuels supplémentaires de 60 000 $ pour la charge de travail supplémentaire associée au rôle d'administrateur principal. Pour l'exercice terminé le 31 décembre 2009, chaque administrateur qui préside l'un des comités du commandité a été rémunéré, le président du comité de vérification ayant reçu une provision annuelle supplémentaire de 18 000 $ et le président de chacun des autres comités ayant reçu une provision annuelle supplémentaire de 8 000 $. Chaque membre d'un comité touche une provision annuelle supplémentaire de 3 000 $ par comité. Chaque administrateur qui est membre d'un des comités du commandité a touché un jeton de présence de 1 000 $ par réunion.

Le membre du conseil d'administration d'AltaGas qui est également membre de la haute direction d'AltaGas n'a pas droit à une rémunération pour les services rendus à AltaGas en cette qualité. Le membre du conseil d'administration qui est également membre de la haute direction d'AltaGas sera plutôt rémunéré en sa qualité de membre de la haute direction d'AltaGas.

NOM	PROVISION DE BASE SUR HONORAIRES ($)	PROVISION SUR HONORAIRES POUR PRÉSIDENCE DU CONSEIL/D'UN COMITÉ ($)	PROVISION SUR HONORAIRES POUR PARTICIPATION À UN COMITÉ ($)	JETON DE PRÉSENCE AUX RÉUNIONS DU CONSEIL ($)	JETON DE PRÉSENCE AUX RÉUNIONS D'UN COMITÉ ($)	TOTAL DES HONORAIRES ($)
DAVID W. CORNHILL[1]	S.O.	S.O.	S.O.	S.O.	S.O.	S.O.
ALLAN L. EDGEWORTH	34 000	NÉANT	6 000	12 500	12 000	64 500
HUGH A. FERGUSSON[2]	34 000	NÉANT	6 000	12 500	12 000	64 500
DENIS C. FONTEYNE	34 000	8 000	3 000	10 000	11 250	66 250
DARYL H. GILBERT[3]	34 000	8 000	3 000	12 500	10 000	67 500
ROBERT B. HODGINS	34 000	18 000	3 000	12 500	10 000	77 500
MYRON F. KANIK[3]	94 000	8 000	3 000	12 500	8 000	125 500
DAVID F. MACKIE	34 000	NÉANT	6 000	12 500	8 000	60 500
M. NEIL MCCRANK	34 000	NÉANT	6 000	11 250	10 000	61 250

Note :

(1) M. Cornhill n'a reçu aucune rémunération supplémentaire pour avoir agi à titre d'administrateur.

Attributions en vertu d'un régime d'intéressement

Attributions à base de parts de fiducie et d'options du Fonds

Le tableau suivant présente les attributions à base d'options et de parts de fiducie en cours qui ont été consenties en vertu d'un régime d'intéressement aux administrateurs en date du 31 décembre 2009.

	Attributions à base d'options du Fonds				**Attributions à base de parts de fiducie**	
Nom	**Nombre de parts de fiducie sous-jacentes aux options non exercées**	**Prix d'exercice des options[1] ($/part de fiducie)**	**Date d'expiration des options**	**Valeur des options dans le cours non exercées[2] ($)**	**Nombre de parts de fiducie dont les droits n'ont pas été acquis**	**Valeur marchande ou de paiement des attributions à base de parts de fiducie dont les droits n'ont pas été acquis[3] ($)**
David W. Cornhill[4]	s.o.	s.o.	s.o.	s.o.	s.o.	s.o.
Allan L. Edgeworth	20 000	24,62	16/03/2015	Néant	250 US	6 277
	15 000	27,13	11/12/2016	Néant	250 US	6 392
	25 000[+]	14,24	10/12/2018	114 000	500 US	14 069
					900 US[+]	27 885
Hugh A. Fergusson	20 000[+]	25,39	07/05/2018	Néant	500 US	14 069
	25 000[+]	14,24	10/12/2018	114 000	900 US[+]	27 885
Denis C. Fonteyne	15 000	27,13	11/12/2016	Néant	250 US	6 277
	25 000[+]	14,24	10/12/2018	114 000	250 US	6 392
					500 US	14 069
					900 US[+]	27 885
Daryl H. Gilbert	15 000	27,13	11/12/2016	Néant	250 US	6 277
	25 000[+]	14,24	10/12/2018	114 000	250 US	6 392
					500 US	14 069
					900 US[+]	27 885
Robert B. Hodgins	20 000	24,62	16/03/2015	Néant	250 US	6 277
	15 000	27,13	11/12/2016	Néant	250 US	6 392
	25 000[+]	14,24	10/12/2018	114 000	500 US	14 069
					900 US[+]	27 885
Myron F. Kanik	15 000	27,13	11/12/2016	Néant	250 US	6 277
	25 000[+]	14,24	12/10/2018	114 000	250 US	6 392
					500 US	14 069
					900 US[+]	27 885
David F. Mackie	15 000	27,13	11/12/2016	Néant	250 US	6 277
	25 000[+]	14,24	10/12/2018	74 000	250 US	6 392
					500 US	14 069
					900 US[+]	27 885
M. Neil McCrank	20 000	25,00	10/12/2017	Néant	250 US	6 392
	25 000[+]	14,24	10/12/2018	114 000	500 US	14 069
					900 US[+]	27 885

Notes :

(1) Le prix d'exercice des options est fixé en fonction du cours de clôture des parts de fiducie le jour de bourse précédant la date d'attribution.

(2) La valeur des options dans le cours non exercées représente la différence entre le cours de clôture des parts de fiducie le 31 décembre 2009 (18,80 $) et le prix d'exercice.

(3) La valeur marchande ou de paiement des US et des UR dont les droits n'ont pas été acquis correspond à la somme du nombre initial de parts de fiducie attribuées et du nombre de parts de fiducie supplémentaires accumulées jusqu'au 31 décembre 2009 relativement à ces attributions initiales, multipliée par le cours de clôture moyen pour les 20 derniers jours de bourse de 2009 (18,26 $); à ce produit s'ajoute les distributions qui s'accumuleraient sur ces parts de fiducie jusqu'à l'acquisition, dans l'hypothèse d'une distribution de 2,16 $ la part de fiducie par année.

(4) M. Cornhill n'a reçu aucune rémunération supplémentaire pour avoir agi à titre d'administrateur.

\+ Attribuées au cours de l'exercice terminé le 31 décembre 2009.

Attributions en vertu d'un régime d'intéressement – Valeur à l'acquisition des droits ou valeur gagnée en 2009

Le tableau suivant présente la valeur totale en dollars à l'acquisition des options du Fonds, des US et des UR pour les administrateurs au cours de l'exercice terminé le 31 décembre 2009, ainsi que les incitatifs en argent annuels gagnés au cours du même exercice par les administrateurs.

Nom	Attributions à base d'options - Valeur à l'acquisition des droits au cours de l'exercice [(1)] ($)	Attributions à base de parts de fiducie - Valeur à l'acquisition des droits au cours de l'exercice [(2)] ($)	Rémunération en vertu d'un régime d'intéressement autre qu'à base d'actions - Valeur gagnée au cours de l'exercice ($)
David W. Cornhill[(3)]	s.o.	s.o.	s.o.
Allan L. Edgeworth	21 000	15 339	s.o.
Hugh A. Fergusson	21 000	5 206	s.o.
Denis C. Fonteyne	21 000	15 339	s.o.
Daryl H. Gilbert	21 000	15 339	s.o.
Robert B. Hodgins	21 000	15 339	s.o.
Myron F. Kanik	21 000	15 339	s.o.
David F. Mackie	21 000	15 339	s.o.
M. Neil McCrank	21 000	10 953	s.o.

Notes :

(1) La valeur à l'acquisition des options du Fonds représente la différence entre le cours des parts de fiducie au moment de l'acquisition et le prix d'exercice des options du Fonds.

(2) La valeur à l'acquisition des US et des UR représente le produit des US et des UR acquises, multiplié par le cours des parts de fiducie au moment de l'acquisition.

(3) M. Cornhill n'a reçu aucune rémunération supplémentaire pour avoir agi à titre d'administrateur.

Les options du Fonds attribuées aux administrateurs sont acquises à raison de 25 % aux premier, deuxième, troisième et quatrième anniversaires de la date d'attribution et expirent au dixième anniversaire, à l'exception des options suivantes :

(i) les options du Fonds dont la date d'expiration tombe le 11/12/2016 sont acquises à raison de 50 % immédiatement et de 25 % aux premier et deuxième anniversaires de la date d'attribution;

(ii) les options du Fonds attribuées à M. McCrank et dont la date d'expiration tombe le 10/12/2017 ainsi que celles attribuées à M. Fergusson et dont la date d'expiration tombe le 07/05/2018 sont acquises à raison de un tiers immédiatement et de un tiers aux premier et deuxième anniversaires de la date d'attribution.

Voir « *Analyse de la rémunération – Éléments de rémunération – Régimes d'intéressement à long terme – Régime d'options d'achat de parts de fiducie* » pour un résumé des dispositions importantes du régime d'options d'achat de parts de fiducie actuel du Fonds.

Le tableau suivant donne des renseignements supplémentaires sur les options du Fonds attribuées aux administrateurs et acquises au cours de l'exercice.

Nom	Nombre de parts de fiducie sous-jacentes aux options acquises au cours de l'exercice	Prix d'exercice des options ($)	Date d'acquisition	Cours des parts de fiducie à la date d'acquisition ($)
David W. Cornhill[(1)]	s.o.	s.o.	s.o.	s.o.
Allan L. Edgeworth	5 000	24,62	16/03/2009	13,65
	6 250	14,24	10/12/2009	17,60
Hugh A. Fergusson	6 667	25,39	07/05/2009	15,70
	6 250	14,24	10/12/2009	17,60
Denis C. Fonteyne	6 250	14,24	10/12/2009	17,60
Daryl H. Gilbert	6 250	14,24	10/12/2009	17,60
Robert B. Hodgins	5 000	24,62	16/03/2009	13,65
	6 250	14,24	10/12/2009	17,60
Myron F. Kanik	6 250	14,24	10/12/2009	17,60
David F. Mackie	6 250	14,24	10/12/2009	17,60
M. Neil McCrank	6 667	25,00	10/12/2009	17,60
	6 250	14,24	10/12/2009	17,60

Note :

(1) M. Cornhill n'a reçu aucune rémunération supplémentaire pour avoir agi à titre d'administrateur.

Voir « *Analyse de la rémunération – Éléments de rémunération – Régimes d'intéressement à long terme – Régime d'intéressement à moyen terme* » pour un résumé du RIMT.

Le tableau suivant donne des renseignements supplémentaires sur les US et les UR attribuées aux administrateurs et acquises au cours de l'exercice.

Nom	Nombre de parts de fiducie sous-jacentes aux US et aux UR acquises au cours de l'exercice	Nombre de parts de fiducie supplémentaires accumulées au cours de l'exercice[(1)]	Date d'acquisition	Cours des parts de fiducie à la date d'acquisition[(2)] ($)
David W. Cornhill[(3)]	s.o.	s.o.	s.o.	s.o.
Allan L. Edgeworth	250 US	50	16/04/2009	14,44
	250 US	60	10/12/2009	18,36
	250 US	33	01/11/2009	18,22
Hugh A. Fergusson	250 US	33	01/11/2009	18,22
Denis C. Fonteyne	250 US	50	16/04/2009	14,44
	250 US	60	10/12/2009	18,36
	250 US	33	01/11/2009	18,22
Daryl H. Gilbert	250 US	50	16/04/2009	14,44
	250 US	60	10/12/2009	18,36
	250 US	33	01/11/2009	18,22
Robert B. Hodgins	250 US	50	16/04/2009	14,44
	250 US	60	10/12/2009	18,36
	250 US	33	01/11/2009	18,22

Nom	Nombre de parts de fiducie sous-jacentes aux US et aux UR acquises au cours de l'exercice	Nombre de parts de fiducie supplémentaires accumulées au cours de l'exercice [1]	Date d'acquisition	Cours des parts de fiducie à la date d'acquisition [2] ($)
Myron F. Kanik	250 US	50	16/04/2009	14,44
	250 US	60	10/12/2009	18,36
	250 US	33	01/11/2009	18,22
M. Neil McCrank	250 US	60	10/12/2009	18,36
	250 US	33	01/11/2009	18,22

Notes :

(1) Les US et les UR sont surveillées pendant la période d'acquisition applicable, et les distributions sur une part de fiducie au cours de cette période sont réputées versées aux dates de distribution sur chaque US et UR, sont réinvesties pour acquérir d'autres unités entières fictives, s'accumulent au profit de la personne en question dans les comptes tenus pour cette personne et lui sont versées à l'acquisition, le cas échéant.

(2) Le cours des parts de fiducie aux fins du calcul des montants payables relativement aux US et aux UR acquises correspond à la moyenne des cours de clôture des parts de fiducie pendant les 20 jours précédant l'acquisition.

(3) M. Cornhill n'a reçu aucune rémunération supplémentaire pour avoir agi à titre d'administrateur.

Les administrateurs ont limité le pourcentage d'options du Fonds mises de côté aux fins d'attribution aux administrateurs non salariés à 1,0 % du nombre de parts de fiducie en circulation, y compris les parts échangeables. Le nombre total d'options du Fonds attribuées à des administrateurs non salariés au 31 décembre 2009 équivaut à 0,46 % du nombre de parts de fiducie émises et en circulation, y compris les parts échangeables. Si les porteurs de parts approuvent à l'assemblée la résolution mentionnée à la rubrique « *Points à l'ordre du jour de l'assemblée – Approbation de modification au régime d'options d'achat de parts de fiducie* », la limite de 1,0 % actuellement imposée à la participation des administrateurs non salariés sera inscrite dans le régime d'options d'achat d'actions et un nouveau plafond de 100 000 $ par année sera appliqué aux attributions de chaque administrateur non salarié.

EXIGENCE EN MATIÈRE DE PROPRIÉTÉ DE PARTS DE FIDUCIE À L'INTENTION DES ADMINISTRATEURS

AltaGas reconnaît l'importance de s'assurer que les intérêts financiers des administrateurs coïncident avec ceux des porteurs de parts. C'est pourquoi AltaGas a adopté une exigence en matière de propriété de parts de fiducie à l'intention de ses administrateurs le 25 février 2009.

Aux termes de l'exigence, les administrateurs doivent atteindre un niveau précis de propriété de parts de fiducie, soit trois fois leur rémunération annuelle, au cours d'une période quinquennale commençant le 25 février 2009 ou, si cette date est plus éloignée, à la date de leur nomination officielle à titre d'administrateur d'AltaGas. Cette exigence remplace une ligne directrice établie le 9 août 2006.

NOM	NIVEAU DE PROPRIÉTÉ DE PARTS DE FIDUCIE ET DE PARTS ÉCHANGEABLES VISÉ À LA FIN DE L'EXERCICE[1]	NOMBRE RÉEL DE PARTS DE FIDUCIE ET DE PARTS ÉCHANGEABLES DÉTENUES À LA FIN DE L'EXERCICE[2]	NOMBRE D'US ET D'UR DONT LES DROITS N'ONT PAS ÉTÉ ACQUIS[3]	NOMBRE TOTAL AUX FINS DES LIGNES DIRECTRICES EN MATIÈRE DE PROPRIÉTÉ DE PARTS DE FIDUCIE[3]	VALEUR DES PARTS DE FIDUCIE, DES PARTS ÉCHANGEABLES, DES US ET DES UR À LA FIN DE L'EXERCICE[4] ($)
DAVID W. CORNHILL[5]	S.O.	1 128 479	126 527	1 255 006	24 658 416
ALLAN L. EDGEWORTH	5 426	5 582	1 900	7 482	159 565
HUGH A. FERGUSSON	5 426	7 310	1 400	8 710	179 382
DENIS C. FONTEYNE	5 426	38 200	1 900	40 100	772 783
DARYL H. GILBERT	5 426	900	1 900	2 800	71 543
ROBERT B. HODGINS	5 426	2 000	1 900	3 900	92 223
MYRON F. KANIK	5 426	43 960	1 900	45 860	881 071
DAVID F. MACKIE	5 426	1 265 091	1 900	1 266 991	23 838 334
M. NEIL MCCRANK	5 426	7 000	1 650	8 650	179 946

Notes :

(1) Le niveau de propriété requis représente trois fois la provision annuelle. La provision annuelle au 31 décembre 2009 était de 34 000 $, soit un niveau de propriété requis de 102 000 $ pour la période quinquennale susmentionnée. Le cours de clôture des parts de fiducie à la TSX le 31 décembre 2009 s'établissait à 18,80 $.

(2) L'information sur les parts de fiducie et les parts échangeables appartenant aux administrateurs comprend les parts de fiducie détenues en propriété véritable directe ou indirecte et les parts de fiducie et les parts échangeables contrôlées, et elle a été fournie par chacun des candidats à la date de clôture des registres.

(3) Pour les besoins de l'administration des lignes directrices en matière de propriété de parts de fiducie d'AltaGas, on tient compte des US et des UR non acquises dans le calcul du niveau de propriété de parts de fiducie.

(4) Calculée selon le cours de clôture des parts de fiducie et des parts échangeables de 18,80 $ à la TSX le 31 décembre 2009, majoré des valeurs indiquées précédemment dans la colonne de tableau nommée « Valeur marchande ou de paiement des attributions à base de parts de fiducie dont les droits n'ont pas été acquis » pour les US et les UR.

(5) M. Cornhill est assujetti aux lignes directrices en matière de propriété de parts de fiducie à l'intention des dirigeants.

Le comité de gouvernance examine périodiquement les niveaux de propriété des parts de fiducie pour surveiller les progrès que chaque administrateur fait vers l'atteinte du niveau de propriété requis et pour s'assurer qu'il atteigne et maintienne ce niveau.

TITRES AUTORISÉS AUX FINS D'ÉMISSION AUX TERMES DES RÉGIMES DE RÉMUNÉRATION À BASE DE TITRES DE PARTICIPATION

Le tableau suivant donne des renseignements sur les régimes de rémunération à base de titres de participation d'AltaGas pour l'exercice terminé le 31 décembre 2009 :

Catégorie de régime	Nombre de titres qui seront émis à l'exercice d'options, de bons de souscription et de droits en cours (a)	Prix d'exercice moyen pondéré des options, des bons de souscription et des droits en cours (b)	Nombre de titres encore disponibles aux fins d'émission future aux termes des régimes de rémunération à base de titres de participation (à l'exclusion des titres indiqués dans la colonne (a)) (c)
Régimes de rémunération à base de titres de participation approuvés par les porteurs de titres	3 807 250	19,86 $	3 728 430[1]
Régimes de rémunération à base de titres de participation non approuvés par les porteurs de titres	s.o.[2]	s.o.	s.o.[2]
Total	3 807 250	19,86 $	3 728 430[1]

Notes :

(1) Des 3 728 430 parts de fiducie encore disponibles aux fins d'émission future aux termes du régime d'achat de parts de fiducie au 31 décembre 2009, seulement 1 630 098 étaient réservées aux fins d'émission auprès de la TSX aux termes de ce régime.

(2) Aucune part de fiducie n'était disponible ou réservée aux fins d'émission future aux termes du RIMT. À l'acquisition, les US et les UR sont versées en argent ou, au gré d'AltaGas, sous forme de parts de fiducie achetées sur le marché libre. Voir « *Analyse de la rémunération – Éléments de rémunération – Régimes d'intéressement à long terme – Régime d'intéressement à moyen terme* ».

PERSONNES OU SOCIÉTÉS INTÉRESSÉES PAR CERTAINS POINTS À L'ORDRE DU JOUR

Sous réserve de ce qui est énoncé aux présentes, les administrateurs actuels, les candidats aux postes d'administrateur, les hauts dirigeants d'AltaGas, les personnes ayant des liens avec eux ou qui sont membres du même groupe qu'eux n'ont pas, à la connaissance du commandité et d'AltaGas, depuis le début du dernier exercice du Fonds, d'intérêt notable, direct ou indirect, dans un point à l'ordre du jour de l'assemblée, notamment parce qu'ils sont propriétaires véritables de titres ou autrement, exception faite de l'élection des administrateurs ou de la nomination des vérificateurs.

INTÉRÊTS DE PERSONNES INFORMÉES DANS DES OPÉRATIONS IMPORTANTES

À la connaissance du commandité et d'AltaGas, les personnes informées à l'égard du Fonds, les candidats aux postes d'administrateur du commandité, les personnes ayant des liens ou qui sont membres du même groupe qu'eux n'ont pas, à la connaissance du commandité et d'AltaGas, d'intérêt notable, direct ou indirect, dans une opération réalisée depuis le début du dernier exercice du Fonds qui a eu un effet important sur le Fonds ou ses filiales ni dans une opération projetée du Fonds qui aurait un tel effet.

Dans la présente circulaire, le terme « personnes informées » désigne, en ce qui concerne le Fonds, les administrateurs et les hauts dirigeants des filiales du Fonds, y compris le commandité, AltaGas Holding Trust, AltaGas LP1, AltaGas LP2 et AltaGas.

PRÊTS AUX ADMINISTRATEURS ET AUX HAUTS DIRIGEANTS

En date des présentes, les personnes qui sont ou ont été dirigeants d'AltaGas, administrateurs du commandité ou employés du Fonds ou de ses filiales ne se sont pas vu consentir des prêts par le Fonds ou l'une de ses filiales, ni par une autre entité si les prêts faisaient l'objet d'une garantie, d'une lettre de crédit fournie par le Fonds ou l'une de ses filiales, d'un accord de soutien ou d'une entente analogue.

À la connaissance du commandité et d'AltaGas, les personnes qui sont ou qui ont été au cours du dernier exercice administrateurs du commandité, hauts dirigeants d'AltaGas, candidat à un poste d'administrateur du commandité, ainsi que les personnes ayant des liens avec eux, ne se sont pas vu consentir des prêts par le Fonds ou l'une de ses filiales, ni par une autre entité si les prêts faisaient l'objet d'une garantie, d'une lettre de crédit fournie par le Fonds ou une de ses filiales, d'un accord de soutien ou d'une entente analogue.

GOUVERNANCE DU FONDS

Généralités

Conformément à la convention de délégation, le conseil d'administration est responsable de la gestion de l'entreprise et des affaires du Fonds en général et estime que de saines pratiques en matière de gouvernance contribuent à améliorer le rendement et profitent à tous les porteurs de parts. C'est pourquoi le conseil d'administration souscrit à un standard élevé en matière de gouvernance. De plus, conformément à la convention unanime des actionnaires, AltaGas a délégué au commandité, entre autres pouvoirs, le pouvoir des administrateurs d'AltaGas de nommer les hauts dirigeants d'AltaGas et d'administrer ou de superviser la gestion de l'entreprise et des affaires d'AltaGas. Enfin, aux termes de la convention d'administration, AltaGas doit fournir des services de soutien administratif au Fonds et est responsable de la gestion et de l'administration générale des affaires du Fonds.

Le commandité, pour le compte du Fonds, a structuré sa gouvernance de manière à respecter les lois et les instructions générales applicables, notamment l'*Instruction générale 41-201 relative aux fiducies de revenu et autres placements indirects*, le *Règlement 52-110 sur le comité de vérification* (le « **Règlement 52-110** »), l'*Instruction générale 58-201 sur la gouvernance* (l'« **IG 58-201** »), le Règlement 58-101 et le *Règlement 52-109 sur l'attestation de l'information présentée dans les documents annuels et intermédiaires des émetteurs* (le « **Règlement 52-109** »). **Une description des pratiques en matière de gouvernance du commandité renvoyant expressément au Règlement 58-101 et au Règlement 52-110 est présentée à l'appendice A de la présente circulaire d'information – Énoncé des pratiques en matière de gouvernance du commandité.** Le conseil d'administration estime que les politiques et pratiques en matière de gouvernance du commandité sont conformes en tous points aux exigences du Règlement 52-110, du Règlement 58-101 et du Règlement 52-109 ainsi qu'aux lignes directrices de l'IG 58-201. De plus, le commandité se tient au fait des mesures législatives et autres politiques en matière de gouvernance et cherche à rajuster de manière proactive ses pratiques en matière de gouvernance afin de tenir compte de ces éventuelles nouvelles exigences. Plus particulièrement, le commandité a pris acte de la publication des projets de textes visant le remplacement du Règlement 58-101, de l'IG 58-201 et du Règlement 52-110 par des normes moins contraignantes et le retrait de l'obligation d'évaluer l'indépendance selon des critères très nets. Le commandité veillera, quelles que soient les révisions qui seront adoptées en définitive, à continuer à respecter ou à dépasser ces exigences.

Le conseil d'administration s'acquitte de ses responsabilités directement et par l'intermédiaire de ses comités. Lors de réunions régulières, les administrateurs et la direction d'AltaGas discutent de la stratégie et des activités du Fonds. Actuellement, le conseil d'administration se réunit au moins six fois par année et, en 2009, il s'est réuni dix fois, dont sept en l'absence des dirigeants et des administrateurs non indépendants. La nature des délibérations et des activités dont le conseil d'administration discute à une réunion en particulier est dictée par la situation du Fonds à ce moment et par les occasions et risques que le Fonds doit envisager à ce moment. Toutefois, à chaque réunion trimestrielle régulière du conseil d'administration, le conseil d'administration examine la situation financière consolidée du Fonds et ses résultats d'exploitation consolidés, ainsi qu'un rapport de tous les comités qui se sont réunis depuis la dernière réunion du conseil.

Le conseil d'administration a clairement défini les responsabilités de la direction en délimitant les rôles et responsabilités du chef de la direction et du chef des finances du commandité, et en établissant les mandats respectifs du conseil d'administration et de ses comités.

Le Fonds s'est doté d'un code d'éthique commerciale (le « **code d'éthique** ») qui s'applique aux administrateurs, dirigeants, employés, sous-traitants, consultants, représentants et mandataires de ses filiales d'exploitation (ci-après les « **employés visés** »). Le code d'éthique établit de manière générale les principes fondamentaux qui servent à guider les employés visés et porte sur une vaste gamme de pratiques et procédures commerciales. Il intègre et chapeaute les diverses politiques du Fonds. Les nouveaux employés visés doivent signer une attestation selon laquelle ils ont pris connaissance du code d'éthique et ils s'engagent à le respecter. Les employés visés doivent renouveler cette attestation chaque année. Voir l'annexe A pour de plus amples renseignements au sujet du code d'éthique.

Assurance responsabilité des administrateurs et dirigeants

Les administrateurs et les dirigeants d'AltaGas et de ses filiales sont couverts par une assurance responsabilité assortie d'une garantie totale de 80 millions de dollars par année. En vertu de cette assurance, AltaGas a le droit de se faire rembourser les indemnités qu'elle verse au nom de son conseil d'administration et de ses dirigeants, sous réserve d'une franchise de 500 000 $ par sinistre, qui demeure à sa charge. AltaGas a payé au total une prime de 273 625 $ pour l'assurance responsabilité de ses administrateurs et dirigeants pour l'exercice terminé le 31 décembre 2009.

Comités du conseil

Le conseil d'administration a créé quatre comités : le comité de vérification, le comité de gouvernance, le comité de l'environnement, de la santé et de la sécurité au travail et le comité des ressources humaines et de la rémunération. Tous les membres du comité de vérification, du comité de gouvernance et du comité des ressources humaines et de la rémunération sont des administrateurs « indépendants » au sens du Règlement 52-110. De plus, la majorité des membres du comité de l'environnement, de la santé et de la sécurité au travail sont des administrateurs indépendants.

Aux termes de la convention unanime des actionnaires, les comités du conseil d'administration ont autorité à la fois sur le commandité et sur AltaGas quant aux questions visées par leurs mandats respectifs.

Comité de vérification

Le conseil d'administration a établi un mandat écrit énonçant les rôles et responsabilités du comité de vérification et précisant les fonctions de ses membres. Le conseil d'administration revoit annuellement ce mandat. Il incombe au comité de vérification d'évaluer l'adéquation des procédures de communication de l'information financière. Au nom du conseil d'administration, le comité de vérification examine toute question importante concernant la communication de l'information financière et la vérification, notamment les états financiers annuels et intermédiaires, le rapport de gestion, les communiqués du Fonds sur ces questions et les contrôles internes. Il présente ensuite les résultats de son examen au conseil, accompagnés de ses recommandations. Le comité de vérification examine la nature et la portée de la vérification annuelle proposée par les vérificateurs et la direction. Il revient au comité de vérification de s'assurer que la direction a mis sur pied et applique des contrôles et procédures concernant la communication et le contrôle interne de l'information financière.

Le comité de vérification se réunit régulièrement avec les vérificateurs du Fonds, en l'absence de la direction, et communique directement avec les vérificateurs internes et externes du Fonds afin de discuter et d'examiner au besoin des questions précises.

D'autres renseignements sur le comité de vérification, ses membres et son mandat sont présentés à la rubrique « *Commandité – Administrateurs et dirigeants* » dans la notice annuelle du Fonds pour l'exercice terminé le 31 décembre 2009, et joints à celle-ci à l'annexe A. La notice annuelle peut être consultée sous le profil du Fonds affiché sur SEDAR au www.sedar.com.

Le comité de vérification se compose actuellement de MM. Allan L. Edgeworth, Hugh A. Fergusson, Daryl H. Gilbert et Robert B. Hodgins, tous des administrateurs indépendants. M. Robert B. Hodgins préside le comité.

Comité de gouvernance

Il incombe au comité de gouvernance d'élaborer l'ensemble des principes de gouvernance du Fonds et des membres de son groupe, d'évaluer régulièrement les questions de gouvernance, de présenter des recommandations au conseil d'administration quant aux pratiques en matière de gouvernance du Fonds et de recommander des candidats aux postes d'administrateurs. Voir l'annexe A pour de plus amples renseignements au sujet de la procédure de mise en candidature.

Le comité de gouvernance se compose actuellement de MM. Robert B. Hodgins, Myron F. Kanik, David F. Mackie et M. Neil McCrank, tous des administrateurs indépendants. M. Myron F. Kanik est le président et l'administrateur principal de ce comité.

Comité de l'environnement, de la santé et de la sécurité au travail

Le comité de l'environnement, de la santé et de la sécurité au travail surveille les politiques, les pratiques et les procédures des membres du groupe du Fonds, y compris AltaGas et ses filiales, en matière d'environnement, de santé et de sécurité, et présente à cet égard des recommandations au conseil d'administration. Le comité a établi un système de gestion des risques environnementaux et en surveille le fonctionnement au moyen de rapports périodiques.

Le comité de l'environnement, de la santé et de la sécurité au travail se compose actuellement de MM. David W. Cornhill, Allan L. Edgeworth, Hugh A. Fergusson, Denis C. Fonteyne et M. Neil McCrank. MM. Edgeworth, Fergusson, Fonteyne et McCrank sont des administrateurs indépendants. M. Denis C. Fonteyne préside le comité.

Comité des ressources humaines et de la rémunération

Le comité des ressources humaines et de la rémunération (le « **comité RH** ») est notamment chargé d'élaborer des politiques de rémunération appropriées pour les hauts dirigeants d'AltaGas et d'évaluer le rendement de la haute direction. Il incombe au comité RH de présenter ses rapports et ses recommandations quant à la rémunération au conseil d'administration pour examen et approbation.

Après examen des données et discussions, les membres du comité RH présentent leurs recommandations au conseil d'administration pour examen et approbation. Dans tous les cas, le conseil d'administration a suivi les recommandations du comité RH sans y apporter de modifications importantes. Le comité RH se réunit au moins tous les trimestres pour s'acquitter de son mandat.

Le comité RH se compose actuellement de MM. Denis C. Fonteyne, Daryl H. Gilbert, Myron F. Kanik et David F. Mackie, tous des administrateurs indépendants. M. Daryl H. Gilbert préside le comité. Aucun des membres du comité n'était un dirigeant ou un salarié d'AltaGas ou de l'une de ses filiales au cours du dernier exercice; n'a déjà été un dirigeant d'AltaGas ou de l'une de ses filiales ou n'a déjà eu ni n'a actuellement de lien devant être mentionné aux rubriques « *Prêts aux administrateurs et aux hauts dirigeants* » ou « *Intérêts de personnes informées dans des opérations importantes* » de la présente circulaire d'information; n'a été membre de la haute direction d'AltaGas et aussi membre du comité de rémunération (ou l'équivalent) d'un autre émetteur, dont un des hauts dirigeants siégeait au comité RH; n'a été membre de la haute direction d'AltaGas et aussi administrateur d'un autre émetteur, dont un des hauts dirigeants siégeait au comité RH; ni n'a été membre de la haute direction d'AltaGas et aussi membre du comité de la rémunération (ou l'équivalent) d'un autre émetteur, dont un des hauts dirigeants était administrateur d'AltaGas.

AUTRES QUESTIONS

Le commandité n'a pas connaissance de modifications ou de questions dont l'assemblée peut être saisie à part celles indiquées dans l'avis de convocation. Toutefois, si l'assemblée devait être dûment saisie d'une autre question, les droits de vote représentés par la procuration ci-jointe seront exercés selon le bon jugement de la ou des personnes qui y sont désignées fondées de pouvoir.

AltaGas fournit gratuitement et sur demande un exemplaire de la notice annuelle du Fonds, de tout document ou des pages pertinentes de tout document qui y sont intégrés par renvoi, des derniers états financiers annuels comparatifs déposés du Fonds et du rapport des vérificateurs s'y rapportant, du dernier rapport de gestion annuel et des états financiers intermédiaires du Fonds qui ont été déposés ultérieurement, et du rapport de gestion intermédiaire s'y rapportant. Les renseignements financiers se trouvent dans les états financiers comparatifs et le rapport de gestion du Fonds pour l'exercice terminé le 31 décembre 2009.

On peut également obtenir de l'information supplémentaire concernant le commandité, AltaGas et le Fonds dans le profil du Fonds sur SEDAR au www.sedar.com.

ANNEXE A
ÉNONCÉ DES PRATIQUES EN MATIÈRE DE GOUVERNANCE

Le tableau suivant présente les exigences en matière d'information sur la gouvernance prescrites par l'Annexe 58-101A1 ainsi que l'approche du commandité en matière de gouvernance. De plus, s'il y a lieu, le tableau fait état des exigences prescrites par le Règlement 52-110 et de la conformité du commandité avec cette norme. Le conseil d'administration estime que les politiques et pratiques en matière de gouvernance du commandité sont conformes en tous points aux exigences du Règlement 52-110 et de l'IG 58-101 et aux lignes directrices de l'IG 58-201.

1. Conseil d'administration		
a.	**Donner la liste des administrateurs qui sont indépendants.** Administrateurs indépendants : Allan L. Edgeworth — Denis C. Fonteyne Hugh A. Fergusson — Daryl H. Gilbert Robert B. Hodgins — Myron F. Kanik David F. Mackie — M. Neil McCrank Cette information est également présentée ci-dessus à la rubrique « *Points à l'ordre du jour de l'assemblée – Élection des administrateurs* ».	
b.	**Donner la liste des administrateurs qui ne sont pas indépendants et indiquer le fondement de cette conclusion.** David W. Cornhill, en qualité de chef de la direction du commandité et d'AltaGas et dirigeant, n'est pas considéré comme indépendant.	
c.	**Indiquer si la majorité des administrateurs sont indépendants ou non.** La majorité des administrateurs, soit huit sur neuf, sont indépendants au sens de l'IG 58-201.	
d.	**Donner la liste des administrateurs qui siègent au conseil d'autres entités ouvertes.**	
	David W. Cornhill	Magma Energy Corp.
	Allan L. Edgeworth	Emera Inc. Pembina Pipeline Corporation Corporation (administrateur de Pembina Pipeline Income Fund)
	Hugh A. Fergusson	Provident Energy Ltd. (délégué du fiduciaire de Provident Energy Trust) Canexus Limited (administrateur de Canexus Income Fund)
	Denis C. Fonteyne	Aucune
	Daryl H. Gilbert	Crocotta Energy Inc. Falcon Oil & Gas Ltd.. Galleon Energy Inc. MGM Energy Corp. Penn West Petroleum Ltd. (administrateur de Penn West Energy Trust) Seaview Energy Inc. Spry Energy Ltd. Suroco Energy Inc. Zedi Inc.
	Robert B. Hodgins	EnerMark Inc. (délégué du fiduciaire du Fonds Enerplus Resources) Fairborne Energy Ltd.

		MGM Energy Corp. Orion Oil&Gas Corporation
	Myron F. Kanik	Pembina Pipeline Corporation (administrateur de Pembina Pipeline Income Fund)
	David F. Mackie	Aucune
	M. Neil McCrank	Petrobank Energy and Resources Ltd. MegaWest Energy Corp.
e.	**Indiquer si les administrateurs indépendants tiennent ou non des réunions périodiques hors de la présence des administrateurs non indépendants et des dirigeants. Dans l'affirmative, indiquer le nombre de réunions tenues au cours du dernier exercice de l'émetteur. Dans la négative, décrire ce que fait le conseil d'administration pour favoriser la libre discussion entre les administrateurs indépendants.** En 2009, les administrateurs indépendants ont tenu sept (7) réunions prévues auxquelles l'administrateur non indépendant et la direction n'étaient pas présents.	
f.	**Indiquer si le président du conseil est un administrateur indépendant ou non. Si le conseil d'administration a un président ou un administrateur principal qui est un administrateur indépendant, donner le nom du président indépendant ou de l'administrateur principal indépendant et exposer son rôle et ses responsabilités.** David W. Cornhill est président du conseil d'administration et chef de la direction du commandité et d'AltaGas et n'est pas considéré comme un administrateur indépendant. Pour s'assurer que le conseil d'administration puisse exercer ses activités indépendamment de la direction, le conseil d'administration a désigné M. Myron F. Kanik, un administrateur indépendant, à titre d'administrateur principal. M. Kanik agit comme président du conseil d'administration aux réunions auxquelles ne participent pas l'administrateur non indépendant et la direction. La responsabilité d'administrer la relation entre le conseil d'administration et la direction a été confiée au comité de gouvernance. M. Kanik préside également le comité de gouvernance. Voir l'exposé sur le comité de gouvernance ci-après.	
g.	**Fournir un relevé des présences de chaque administrateur aux réunions du conseil depuis la date d'ouverture du dernier exercice de l'émetteur.** Voir la description du relevé des présences présentée précédemment à la rubrique « *Élection des administrateurs* ».	
2. Mandat du conseil		
a.	Le conseil d'administration a le mandat suivant : I. CONSTITUTION A. Le conseil d'administration a été constitué conformément aux statuts et aux règlements administratifs de la société, dans leur version éventuellement modifiée, et conformément à la LCSA dans sa version éventuellement modifiée. B. Le conseil d'administration agira conformément aux statuts et aux règlements administratifs de la société, dans leur version éventuellement modifiée, et conformément à la LCSA et à d'autres lois applicables, dans leur version éventuellement modifiée. C. Aux termes de la convention de délégation, le conseil d'administration du commandité s'est vu confier la gestion de l'entreprise et des affaires du Fonds. D. De plus, aux termes de la convention unanime des actionnaires, AltaGas a accordé au commandité le pouvoir, entre autres, des administrateurs d'AltaGas de nommer les hauts dirigeants d'AltaGas et de gérer l'entreprise ou les affaires d'AltaGas ou d'en superviser la gestion.	

II. MEMBRES ET ORGANISATION

A. Les statuts de la société prévoient qu'il doit y avoir au moins un et au plus neuf administrateurs. De plus, les statuts stipulent que les administrateurs peuvent nommer un ou plusieurs administrateurs qui demeurent en poste jusqu'à la prochaine assemblée annuelle des porteurs de parts pour autant que le nombre total d'administrateurs ainsi nommés ne dépasse pas le tiers du nombre d'administrateurs élus à la dernière assemblée annuelle des porteurs de parts.

B. Les candidatures aux postes d'administrateur sont conformes aux statuts et aux règlements administratifs de la société et de la Loi. Le comité de gouvernance du conseil d'administration examine et approuve initialement les candidats aux postes d'administrateur, qui sont ensuite approuvés par le conseil d'administration au complet, puis élus tous les ans par le fiduciaire suivant les directives des porteurs de parts.

C. Le conseil d'administration doit être composé d'une majorité de membres que le conseil d'administration a déterminé comme étant indépendants. Un administrateur est indépendant s'il n'a aucun lien avec le Fonds, le commandité ou AltaGas qui, de l'avis du conseil d'administration pourrait l'empêcher raisonnablement d'exercer son jugement en toute indépendance.

D. Le conseil d'administration peut déléguer une partie de ses responsabilités à ses comités. Les responsabilités des comités seront décrites dans le mandat de chaque comité, ainsi que le détermine le conseil d'administration.

III. RÉUNIONS

A. Le conseil d'administration se réunit au moins quatre fois par année aux moments et aux endroits fixés par le conseil d'administration, ou selon les exigences des statuts ou de la Loi. De plus, le conseil d'administration se réunit à la demande du président du conseil, de l'administrateur principal, de tout dirigeant du commandité ou d'AltaGas ou de tout administrateur ou tel qu'il est prescrit par les règlements administratifs.

B. L'avis de convocation à chaque réunion du conseil d'administration ainsi que la date et l'endroit de la tenue de la réunion doivent être donnés à chaque administrateur au moins 48 heures à l'avance lorsque la réunion a lieu conformément aux règlements administratifs ou à la Loi.

C. Le quorum des administrateurs à toute réunion pour les délibérations est celui précisé dans les règlements administratifs.

D. Le conseil d'administration se réunit au moins une fois par trimestre et, en outre, une fois par année pour examiner la planification stratégique et à long terme du Fonds.

E. Les administrateurs indépendants se réunissent périodiquement en l'absence de la direction et des administrateurs non indépendants.

IV. FONCTIONS ET RESPONSABILITÉS

A. Le conseil d'administration a un pouvoir plénier. Toute responsabilité qui n'est pas déléguée à la direction ou à un comité du conseil d'administration incombe au conseil d'administration.

B. Le conseil d'administration, conformément aux statuts, aux règlements administratifs et à la Loi, accomplit son mandat et exerce son pouvoir général de gestion ou de surveillance de la gestion de l'entreprise et des affaires du Fonds, du commandité et d'AltaGas et est chargé de la direction générale du Fonds, du commandité et d'AltaGas.

C. Lorsqu'il exerce ses fonctions et pouvoirs généraux et qu'il remplit son mandat, le conseil d'administration supervise l'élaboration, l'adoption et la mise en application des stratégies et des plans du Fonds. Outre ses fonctions et pouvoirs généraux, le conseil doit faire ce qui suit :

1. établir un code d'éthique commerciale, promouvoir une culture d'éthique commerciale à l'échelle de l'organisation et s'assurer que les administrateurs, dirigeants et employés du Fonds et de ses filiales adhèrent à ce code;

2. participer chaque année au processus de planification stratégique du Fonds, y compris examiner les occasions qui se présentent au Fonds et à ses filiales et les

risques inhérents à leur entreprise;

3. cerner et comprendre les principaux risques associés à l'entreprise du Fonds et examiner et approuver la mise en œuvre de systèmes visant à gérer ces risques;
4. surveiller le perfectionnement professionnel et la planification de la relève de la direction au moyen du comité des ressources humaines et de la rémunération;
5. établir des politiques de communication avec les porteurs de parts et des tiers et des politiques de traitement des commentaires provenant des porteurs de parts et de tiers;
6. passer en revue l'efficacité des systèmes d'information de gestion et de contrôle interne du Fonds;
7. élaborer l'approche du Fonds en matière de gouvernance par l'intermédiaire du comité de gouvernance du conseil d'administration;
8. surveiller les questions de finances, de comptabilité, de vérification et de contrôle financier par l'intermédiaire du comité de vérification du conseil d'administration;
9. surveiller les questions d'environnement et de santé et sécurité au travail par l'intermédiaire du comité de l'environnement, de la santé et de la sécurité au travail du conseil d'administration;
10. examiner de façon générale les résultats d'exploitation du Fonds, notamment l'évaluation du rendement général et précis de la direction.

D. Le conseil d'administration est chargé d'établir des politiques qui assurent une communication efficace, en temps opportun et non sélective entre le Fonds, ses porteurs de parts, les personnes intéressées et le public investisseur. Le conseil d'administration ou le comité approprié de celui-ci, examinera et approuvera le contenu des communications importantes du Fonds aux porteurs de parts et au public investisseur, notamment les rapports trimestriels et annuels, la circulaire d'information, la notice annuelle et tout prospectus qui peuvent être publiés. Le conseil d'administration établira des politiques visant à traiter les communications reçues des porteurs de parts, de personnes intéressées et du public.

E. Le conseil d'administration doit définir le mandat, les rôles et les responsabilités de ses comités et du président de chaque comité ainsi qu'établir les responsabilités du président du conseil, de l'administrateur principal, du chef de la direction et de la direction. Le conseil d'administration examinera ce mandat au moins une fois par année.

Exposé

Le mandat du conseil d'administration aux termes de la *Loi canadienne sur les sociétés par actions* (la « **LCSA** ») consiste généralement à gérer l'entreprise et les affaires du commandité ou à en superviser la gestion. Aux termes de la convention unanime des actionnaires, le conseil d'administration a également joué ce rôle relativement à AltaGas.

Le conseil d'administration se réunit une fois par année pour examiner en profondeur et approuver le budget et le plan du Fonds à l'égard du Fonds et des membres de son groupe pour l'année suivante. Le conseil d'administration a également prévu la tenue d'une réunion annuelle afin d'examiner en profondeur et d'approuver le plan stratégique global du Fonds et des membres de son groupe. La direction fournit régulièrement au conseil d'administration des études opérationnelles sur les activités du Fonds et des membres de son groupe. Dans le cadre de ces études, le conseil d'administration expose son point de vue sur les diverses questions de planification stratégique et cerne les risques liés à l'entreprise et autres risques associés aux activités du Fonds et des membres de son groupe, selon ce qu'il juge approprié.

Le conseil d'administration doit constamment avoir une bonne compréhension des principaux risques associés à l'entreprise du Fonds et des membres de son groupe et la direction doit s'assurer que le conseil d'administration et ses comités soient tenus au courant de l'évolution de ces risques en temps opportun.

Le conseil d'administration considère que certaines décisions sont suffisamment importantes pour que la direction lui demande son approbation au préalable. Ces décisions comprennent notamment

	l'approbation des budgets d'exploitation et d'immobilisations annuels ainsi que les modifications importantes de ces budgets ou les dérogations à ceux-ci; l'acquisition ou la vente d'actifs importants, notamment les engagements importants avec des partenaires du secteur d'activités; les opérations importantes de financement par titres de participation ou titres d'emprunt; le remaniement de la direction; toutes les questions prescrites par la déclaration de fiducie ou la LSCA; et toute modification importante des objectifs, des buts et des objectifs commerciaux.
3. Descriptions de poste	
a.	**Indiquer si le conseil d'administration a établi ou non une description de poste écrite pour les postes de président du conseil et de président de chaque comité du conseil. S'il ne l'a pas fait, indiquer brièvement comment il définit le rôle et les responsabilités correspondant à chacun de ces postes.** Le conseil d'administration a établi des mandats écrits pour le conseil d'administration et chacun des comités suivants : le comité de vérification, le comité de gouvernance, le comité des ressources humaines et de la rémunération et le comité de l'environnement, de la santé et de la sécurité au travail, qui décrivent les rôles et les responsabilités du conseil et de chacun des comités. Le mandat du comité de gouvernance comprend l'examen de la description des fonctions des administrateurs et la répartition des fonctions entre les administrateurs, le président du conseil, l'administrateur principal, le chef de la direction et la direction.
b.	**Indiquer si le conseil d'administration et le chef de la direction ont établi ou non une description de poste écrite pour le poste de chef de la direction. S'ils ne l'ont pas fait, indiquer brièvement comment le conseil définit le rôle et les responsabilités du chef de la direction.** Le conseil d'administration a élaboré et tient à jour une description de poste pour le chef de la direction (suivant les exigences imposées par la déclaration de Fiducie, la LCSA et les règlements administratifs d'AltaGas), qui comprend les limites des responsabilités de la direction. Le mandat du comité de gouvernance comprend l'examen de la description des fonctions des administrateurs et la répartition des fonctions entre les administrateurs, le président du conseil, l'administrateur principal, le chef de la direction et la direction. En passant en revue le plan stratégique et le budget annuels, ou d'une autre façon s'il y a lieu, le conseil d'administration élabore des objectifs commerciaux dont le chef de la direction est responsable. Le comité des ressources humaines et de la rémunération évalue le chef de la direction en regard de ces objectifs et informe le conseil d'administration des résultats de l'évaluation.
4. Orientation et formation continue	
a.	**Indiquer brièvement les mesures prises par le conseil d'administration pour orienter les nouveaux administrateurs en ce qui concerne :** **(i) le rôle du conseil, de ses comités et des administrateurs,** **(ii) la nature et le fonctionnement de l'entreprise de l'émetteur.** Le comité de gouvernance doit élaborer les documents et les programmes officiels d'orientation, de perfectionnement et de formation à l'intention des nouveaux administrateurs. Le commandité n'offre pas de programme de formation officiel aux nouveaux administrateurs; toutefois, des réunions sont organisées avec l'administrateur principal, le président du conseil, le chef de la direction, le chef de l'exploitation, le chef des finances, le vice-président, chef du contentieux et secrétaire général et d'autres dirigeants pour discuter du rôle du conseil d'administration, de ses comités et administrateurs, ainsi que la nature et l'exploitation de l'entreprise d'AltaGas. De plus, le commandité offre des séances d'information et d'orientation à chaque administrateur qui le demande.

b.	**Indiquer brièvement les mesures prises par le conseil d'administration, le cas échéant, pour assurer la formation continue des administrateurs.** Le comité de gouvernance doit élaborer les documents et les programmes officiels d'orientation, de perfectionnement et de formation à l'intention des administrateurs. La formation continue de tous les administrateurs est offerte lorsqu'un besoin est relevé ou en fonction des données fournies par chaque administrateur dans le cadre du processus d'évaluation.
5. Éthique commerciale	
a.	**Indiquer si le conseil d'administration a adopté ou non un code écrit à l'intention des dirigeants et des employés. Dans l'affirmative :** **(i) indiquer comment une personne peut en obtenir le texte,** **(ii) décrire de quelle façon le conseil veille au respect du code; s'il n'y veille pas, expliquer s'il s'assure du respect du code et de quelle façon,** **(iii) faire un renvoi à toutes les déclarations de changement important déposées au cours du dernier exercice et se rapportant à la conduite d'un administrateur ou d'un membre de la haute direction qui constitue un manquement au code.** Le conseil d'administration a adopté un code d'éthique commerciale (le « **code d'éthique** »). Le public peut se procurer un exemplaire du code d'éthique commerciale sur le site Web de SEDAR au www.sedar.com, sur le site Web du Fonds au www.altagas.ca ou en présentant une demande au vice-président, chef du contentieux et secrétaire général. Le conseil d'administration surveille la conformité avec le code d'éthique commerciale au moyen de rapports de la direction aux comités du conseil chargé des divers aspects de ce code. De plus, le Fonds a établi une ligne d'aide pour les fournisseurs de services tiers et un site Web pour les plaintes. Les plaintes formulées à un fournisseur de services tiers sont transmises au président du comité de vérification. Les employés sont tenus d'attester annuellement par leur signature leur compréhension du code d'éthique. Aucune déclaration de changement important n'a été déposée depuis le début du dernier exercice terminé du Fonds qui se rapporte à la conduite d'un administrateur ou d'un membre de la haute direction qui constitue un manquement au code d'éthique.
b.	**Décrire les mesures prises par le conseil d'administration pour garantir l'exercice d'un jugement indépendant par les administrateurs lors de l'examen des opérations et des contrats dans lesquels un administrateur ou un haut dirigeant a un intérêt important.** Tout administrateur qui a un intérêt important dans une opération ou un contrat à l'étude par le conseil d'administration est tenu de déclarer le conflit en question et de ne pas participer à la réunion du conseil d'administration au cours de laquelle cette opération ou ce contrat est examiné et s'abstenir de voter à leur égard. Les hauts dirigeants doivent divulguer tout intérêt important qu'ils ont dans une opération ou un contrat qui est à l'étude par le conseil d'administration et ils ne participent pas à la réunion du conseil d'administration au cours de laquelle l'opération en question est examinée.
c.	**Indiquer les autres mesures prises par le conseil d'administration pour encourager et promouvoir une culture d'éthique commerciale.** Le comité de gouvernance doit élaborer la gouvernance générale du Fonds, soit une évaluation permanente des questions de gouvernance, et formuler des recommandations au conseil d'administration concernant l'approche du commandité envers la gouvernance. Le mandat du comité de gouvernance comprend notamment l'examen de l'approche du commandité en matière de conduite éthique commerciale tel qu'il est indiqué dans le code d'éthique et la formulation de recommandations au conseil d'administration à cet égard.

6. Sélection des candidats au conseil d'administration	
a.	**Indiquer la procédure suivie pour trouver de nouveaux candidats au conseil d'administration.** Le mandat du comité de gouvernance comprend notamment la recommandation des administrateurs au conseil d'administration pour pourvoir les postes vacants d'administrateurs ou des candidats aux postes d'administrateur qui seront élus par le fiduciaire, suivant les directives des porteurs de parts. Les qualifications des nouveaux candidats au conseil d'administration sont passées en revue par le comité de gouvernance suivant les critères établis par le conseil d'administration.
b.	**Indiquer si le conseil d'administration a ou non un comité des candidatures composé uniquement d'administrateurs indépendants.** Le comité de gouvernance est actuellement composé de MM. Robert B. Hodgins, Myron F. Kanik, David F. Mackie et M. Neil McCrank, qui sont tous des administrateurs indépendants. M. Myron F. Kanik préside le comité et est l'administrateur principal.
c.	**Si le conseil d'administration a un comité des candidatures, exposer ses responsabilités, ses pouvoirs et son fonctionnement.** Le mandat du comité de gouvernance comprend la recommandation des administrateurs au conseil d'administration pour pourvoir les postes vacants du conseil ou des candidats aux postes d'administrateur qui seront élus par le fiduciaire, suivant les directives des porteurs de parts. Les compétences et les aptitudes des membres du conseil dans son ensemble sont examinées par le comité de gouvernance qui évalue les candidats éventuels. Les qualifications des nouveaux candidats aux postes d'administrateur sont passées en revue par le comité de gouvernance suivant les critères établis par le conseil d'administration. Le mandat du comité de gouvernance comprend aussi l'examen de la taille du conseil d'administration et des pratiques visant à mesurer le rendement et la formulation de recommandations à cet égard. Suivant ces recommandations, le conseil d'administration évalue sa taille chaque année lorsqu'il examine le nombre d'administrateurs qui seront recommandés aux porteurs de parts afin d'être élus à l'assemblée annuelle des porteurs de parts, en tenant compte du nombre nécessaire d'administrateurs pour que le conseil d'administration s'acquitte de ses fonctions efficacement et maintienne une diversité sur le plan des opinions, des aptitudes et de l'expérience.
7. Rémunération	
a.	**Indiquer la procédure en vertu de laquelle le conseil d'administration fixe la rémunération des administrateurs et des dirigeants de l'émetteur.** Voir l'exposé présenté à la rubrique « *Analyse de la rémunération* » dans la circulaire d'information.
b.	**Indiquer si le conseil d'administration a ou non un comité de la rémunération composé uniquement d'administrateurs indépendants.** Le comité des ressources humaines et de la rémunération est actuellement composé de MM. Denis C. Fonteyne, Daryl H. Gilbert, Myron F. Kanik et David F. Mackie, qui sont tous des administrateurs indépendants. M. Daryl H. Gilbert est président du comité.
c.	**Si le conseil d'administration a un comité de la rémunération, exposer ses responsabilités, ses pouvoirs et son fonctionnement** Le mandat du comité des ressources humaines et de la rémunération comprend l'examen et l'approbation des objectifs et des buts commerciaux pertinents à la rémunération du chef de la direction, l'évaluation du chef de la direction en regard de ces buts et objectifs et la formulation de recommandations au conseil d'administration relativement à la rémunération du chef de la direction suivant cette évaluation, l'élaboration de politiques appropriées en matière de rémunération pour les autres dirigeants d'AltaGas et l'évaluation du rendement de la haute direction. Le comité des ressources humaines et de la rémunération passe en revue l'information concernant la rémunération de la direction avant qu'elle ne soit rendue publique.

d.	**Si, au cours du dernier exercice de l'émetteur, les services d'un consultant ou conseiller spécialisé en rémunération ont été retenus pour aider à fixer la rémunération de dirigeants de l'émetteur, indiquer l'identité du consultant ou conseiller et exposer les grandes lignes de son mandat. Si le consultant au conseiller a été engagé afin d'effectuer d'autres tâches pour le compte de l'émetteur, l'indiquer et décrire brièvement la nature du travail.** AltaGas a retenu les services de Mercer (Canada) limitée (« **Mercer** ») avec le mandat précis de l'aider et d'aider le conseil d'administration à fixer la rémunération des dirigeants et des administrateurs d'AltaGas au cours du dernier exercice terminé. Cette aide consistait : (i) à fournir des observations générales sur les tendances et les enjeux du marché; (ii) à fournir des données de référence. Mercer a reçu une rémunération d'environ 54 000 $ pour ce travail. Outre ce mandat, Mercer fournit à AltaGas (par l'intermédiaire d'un autre secteur d'activités) des services généraux de consultation en matière d'avantages sociaux ou de rémunération aux employés.
8. Autres comités du conseil	
a.	**Si le conseil d'administration a d'autres comités permanents, outre le comité de vérification, le comité des candidatures et le comité de la rémunération, donner la liste des comités et leur fonction.** Outre le comité de vérification, le comité de gouvernance et le comité des ressources humaines et de la rémunération, le conseil d'administration du commandité a établi le comité de l'environnement, de la santé et de la sécurité au travail, qui surveille les politiques, pratiques et procédures relativement à l'environnement, à la santé et à la sécurité des membres du groupe du Fonds, dont AltaGas et ses filiales, et formule des recommandations à cet égard. Le comité a établi un système de gestion des risques environnementaux et surveille son fonctionnement au moyen de rapports périodiques. Le comité de l'environnement, de la santé et de la sécurité au travail est actuellement composé de MM. David W. Cornhill, Allan L. Edgeworth, Hugh A. Fergusson, Denis C. Fonteyne et M. Neil McCrank, MM. Edgeworth, Fergusson, Fonteyne et McCrank étant des administrateurs indépendants. M. Denis C. Fonteyne préside le comité.
9. Évaluation	
a.	**Indiquer si le conseil d'administration, les comités du conseil et chaque administrateur sont soumis ou non à une évaluation régulière de leur efficacité et de leur apport. Dans l'affirmative, exposer la procédure d'évaluation.** Le mandat du comité de gouvernance comprend aussi l'établissement de pratiques appropriées visant à mesurer le rendement et à examiner le rendement du conseil d'administration, des comités du conseil d'administration et de chaque administrateur. Le conseil d'administration dispose d'un système d'évaluation de son rendement. Chaque administrateur remplit tous les ans un questionnaire confidentiel visant à fournir aux administrateurs une occasion d'évaluer l'efficacité du conseil d'administration, de ses comités et de chacun des administrateurs et de présenter des suggestions d'amélioration. Le questionnaire vise principalement à recueillir des commentaires constructifs pour améliorer l'ensemble du conseil d'administration. Les questions portent sur la composition du conseil d'administration et de ses comités, sur l'efficacité du conseil d'administration, de ses comités, de son président et administrateur principal et de ses réunions, sur les tâches et responsabilités du conseil d'administration et de ses comités, et sur l'orientation et le processus de développement du conseil d'administration. Le questionnaire rempli est remis au président du comité de gouvernance. Les commentaires des administrateurs sont alors résumés de façon anonyme. Le président du comité de gouvernance fait ensuite état du résumé au conseil d'administration.

Compétences financières en vertu du Règlement 52-110	
Exigence du Règlement 52-110	**Le comité de vérification doit avoir au moins trois membres, dont chacun doit être « indépendant » et posséder des « compétences financières ».**
Le commandité respecte-t-il cette exigence?	Oui.
Description de l'approche	La LCSA, soit la loi qui régit le commandité, stipule que le comité de vérification du commandité doit être composé d'au moins trois administrateurs dont la majorité ne sont pas des dirigeants ou des employés du commandité ou d'un membre de son groupe, notamment AltaGas. Le comité de vérification se conforme à cette exigence et aux exigences du Règlement 52-110.
	Tous les membres du comité de vérification possèdent des « compétences financières » et MM. Allan L. Edgeworth, Hugh Fergusson, Daryl H. Gilbert et Robert B. Hodgins ont une expertise comptable ou autre expertise financière connexe, selon les critères établis par le conseil d'administration conformément au Règlement 52-110. Le conseil d'administration a adopté la définition de « compétences financières » présentée dans le Règlement 52-110[1]. Le conseil d'administration a élaboré le mandat écrit qui énonce les rôles et responsabilités du comité de vérification et aide les membres de ce comité à s'acquitter de leurs fonctions. Ce mandat est passé en revue annuellement par le conseil d'administration. Le comité de vérification évalue le caractère adéquat des procédures de communication au public de l'information financière. Il examine, au nom du conseil, toutes les questions importantes concernant la présentation de l'information financière et la vérification et fait rapport au conseil des résultats de son examen et lui présente ses recommandations concernant ces questions, notamment les états financiers annuels et intermédiaires, les rapports de gestion, les communiqués de presse connexes du Fonds et les contrôles internes. Le comité de vérification examine la nature et la portée de la vérification annuelle proposée par les vérificateurs et la direction. Il doit s'assurer que la direction a établi et maintient des contrôles et des procédures de communication de l'information et des contrôles internes à l'égard de l'information financière. Le comité de vérification rencontre régulièrement les vérificateurs du Fonds, indépendamment de la direction, et a des voies de communication directes avec les vérificateurs internes et externes du Fonds afin de discuter et d'examiner des questions précises jugées appropriées.
Charte du comité de vérification	
Exigence du Règlement 52-110	**Le comité de vérification doit avoir une charte écrite qui énonce son mandat et ses responsabilités.**
Le commandité respecte-t-il cette exigence?	Oui.
Description de l'approche	Le comité de vérification a mis en place une charte. Voir le texte de la charte dans la notice annuelle du Fonds.

[1] Le Règlement 52-110 définit les « compétences financières » comme étant la capacité de lire et de comprendre un jeu d'états financiers qui présentent des questions comptables d'une ampleur et d'un degré de complexité comparables, dans l'ensemble, à celles dont on peut raisonnablement croire qu'elles seront soulevées lors de la lecture des états financiers de la Fiducie.

ALTAGAS INCOME TRUST

BY SEDAR

June 4, 2010

To: **The Securities Commissions or Other Securities Regulatory Authorities in each of the Provinces of Canada**

Re: **Altagas Income Trust ("Altagas") - Results of Annual General and Special Meeting of Unitholders held on June 3, 2010**

Pursuant to Section 11.3 of National Instrument 51-102 - *Continuous Disclosure Obligations*, please be advised that in connection with the annual general and special meeting of Altagas unitholders held on June 3, 2010 (the "**Meeting**"), the following matters were considered and approved in the manner set forth below at that meeting:

1. a special resolution (the "**Arrangement Resolution**"), the full text of which is set forth in Appendix A to the information circular and proxy statement of AltaGas dated May 4, 2010 (the "**Information Circular**"), to approve a plan of arrangement (the "**Arrangement**") under Section 192 of the *Canada Business Corporations Act*, all as more particularly described in the Information Circular.

Votes For	Votes Against	Percentage of Votes in Favour	Percentage of Votes Against
38,088,217	757,191	98.05%	1.95%

2. an ordinary resolution approving a stock option plan for AltaGas Conversion Inc. ("**New AltaGas**"), which stock option plan will be assumed by the corporation to be formed on the amalgamation of AltaGas Ltd., New AltaGas and AltaGas Conversion #2 Inc. pursuant to the Arrangement ("**New AltaGas Amalco**"), all as more particularly described in the Information Circular and in the form attached as Appendix D to the Information Circular.

Votes For	Votes Against	Percentage of Votes in Favour	Percentage of Votes Against
34,142,362	4,703,047	87.89%	12.11%

The resolutions to approve items 1 and 2 above were conducted by way of ballot. Attached to this report are the reports of Computershare Trust Company of Canada, the scrutineers for the Meeting, in respect of those ballots.

In addition to the foregoing, the following sets forth a brief description of each other matter voted upon at the Meeting and the outcome thereof:

3. an ordinary resolution directing Computershare Trust Company of Canada, as trustee of AltaGas, to cause the election of those nominees described in the Information Circular to serve as directors of Altagas General Partner Inc.

Director	Outcome of Vote
David W. Cornhill	Passed
Allan L. Edgeworth	Passed
Hugh A. Fergusson	Passed
Denis C. Fonteyne	Passed
Daryl H. Gilbert	Passed
Robert B. Hodgins	Passed
Myron F. Kanik	Passed
David F. Mackie	Passed
M. Neil McCrank	Passed

4. An ordinary resolution appointing Ernst & Young LLP as auditors of Altagas and authorizing the directors of the General Partner to fix Ernst & Young LLP's remuneration in that capacity.

Outcome of Vote: Passed

ALTAGAS INCOME TRUST, by the delegate of the trustee, **AltaGas General Partner Inc.**

By: *"Dennis A. Dawson"*

Dennis A. Dawson
Vice President, General Counsel and
Corporate Secretary



SEC File # 82-34911

ALTAGAS INCOME TRUST

ANNUAL GENERAL AND SPECIAL MEETING OF UNITHOLDERS

HELD ON JUNE 3, 2010

REPORT ON BALLOT

MOTION #4
APPROVE ARRANGEMENT RESOLUTION

We, the undersigned scrutineers, hereby report that the result of the vote by ballot with respect to the above matter is as follows:

	NUMBER OF VOTES	
FOR the motion	38,088,217	98.05%
AGAINST the motion	757,191	1.95%
Total	38,845,408	

Connor Doyle
Scrutineer

Bill Brolly
Scrutineer

The figures reported by Computershare in its capacity as Scrutineer represent our tabulation of proxies returned to us by registered unitholders (and voting instruction forms returned directly to us by non-objecting beneficial holders, if applicable) combined with unaudited reports of beneficial holder voting supplied by one or more third parties. As such we are only responsible for and warrant the accuracy of our own tabulation. Computershare is not responsible for and does not warrant the accuracy of the unaudited reports of beneficial holders supplied by third parties.

If Computershare has mailed voting instruction forms directly to non-objecting beneficial holders on behalf of issuers, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. As Computershare has no direct access to intermediary records, Computershare is unable to reconcile the details of non-objecting beneficial ownership as provided to us with the details of intermediary positions within the records of the Canadian Depository for Securities. In some cases, insufficient units may be held within intermediary positions at the Depository as at record date to support the units represented by voting instruction forms received directly from non-objecting beneficial holders or returned to us by third parties. In these cases, overvoting rules are applied as directed by the Chair.

In addition, acting on the instructions of the Chair of the meeting, we may have included in our report on attendance, the details of beneficial holders attending in person, whose ownership we cannot directly confirm or verify but which may be supported by documentation such as a voting instruction form supplied by a third party. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included as a result of the instructions from the Chair, delivery of which to Computershare is hereby acknowledged by the recipient of this report, and assumes no liability or responsibility whatsoever for their inclusion in our report as Scrutineer.

Computershare

SEC File # 82-34911

ALTAGAS INCOME TRUST

ANNUAL GENERAL AND SPECIAL MEETING OF UNITHOLDERS

HELD ON JUNE 3, 2010

REPORT ON BALLOT

MOTION #5
STOCK OPTION PLAN

We, the undersigned scrutineers, hereby report that the result of the vote by ballot with respect to the above matter is as follows:

	NUMBER OF VOTES	
FOR the motion	34,142,362	87.89%
AGAINST the motion	4,703,047	12.11%
Total	38,845,409	

Connor Doyle
Scrutineer

Bill Brolly
Scrutineer

The figures reported by Computershare in its capacity as Scrutineer represent our tabulation of proxies returned to us by registered unitholders (and voting instruction forms returned directly to us by non-objecting beneficial holders, if applicable) combined with unaudited reports of beneficial holder voting supplied by one or more third parties. As such we are only responsible for and warrant the accuracy of our own tabulation. Computershare is not responsible for and does not warrant the accuracy of the unaudited reports of beneficial holders supplied by third parties.

If Computershare has mailed voting instruction forms directly to non-objecting beneficial holders on behalf of issuers, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. As Computershare has no direct access to intermediary records, Computershare is unable to reconcile the details of non-objecting beneficial ownership as provided to us with the details of intermediary positions within the records of the Canadian Depository for Securities. In some cases, insufficient units may be held within intermediary positions at the Depository as at record date to support the units represented by voting instruction forms received directly from non-objecting beneficial holders or returned to us by third parties. In these cases, overvoting rules are applied as directed by the Chair.

In addition, acting on the instructions of the Chair of the meeting, we may have included in our report on attendance, the details of beneficial holders attending in person, whose ownership we cannot directly confirm or verify but which may be supported by documentation such as a voting instruction form supplied by a third party. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included as a result of the instructions from the Chair, delivery of which to Computershare is hereby acknowledged by the recipient of this report, and assumes no liability or responsibility whatsoever for their inclusion in our report as Scrutineer.

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1 Name and Address of Company:

AltaGas Income Trust
1700, 355 – 4th Avenue S.W.
Calgary, Alberta T2P 0J1

ITEM 2 Date of Material Change:

May 28, 2010.

ITEM 3 News Release:

A press release disclosing the nature and substance of the material change was issued by Marketwire on May 28, 2010.

ITEM 4 Summary of Material Change:

AltaGas Income Trust ("**AltaGas**") has, through an indirect wholly owned subsidiary, signed a 60-year CPI indexed Electricity Purchase Agreement (EPA) with BC Hydro for its 195-MW Forrest Kerr run-of-river hydro-electricity generation project. The project is estimated to cost a total of approximately $700 million and once completed will provide enough electricity for approximately 70,000 homes in British Columbia and will offset more than 450,000 tonnes of greenhouse gas equivalents annually.

ITEM 5 Full Description of Material Change:

AltaGas has, through an indirect wholly owned subsidiary, signed a 60-year CPI indexed Electricity Purchase Agreement (EPA) with BC Hydro for its 195-MW Forrest Kerr run-of-river hydro-electricity generation project. The construction site is located in northwest British Columbia, approximately 100 km north of Stewart, BC. AltaGas expects the Forrest Kerr Project to be the first of three run-of-river power generation projects in the area, and is continuing development of its McLymont Creek and Volcano Creek projects.

The Forrest Kerr Project is to be constructed wholly within Tahltan Nation traditional territory and is estimated to cost a total of approximately $700 million. Once completed, the project will provide enough electricity for approximately 70,000 homes in British Columbia and will offset more than

450,000 tonnes of greenhouse gas equivalents annually. The Forrest Kerr Project is expected to come into service in 2014 and will deliver electricity to the terminus point of the previously announced 287-kV Northwest Transmission Line (NTL), near Bob Quinn, BC. The British Columbia Transmission Corporation is developing the NTL.

The Forrest Kerr Project will channel a portion of the Iskut River flow through a tunnel to an underground powerhouse, where it will pass through turbines to produce electricity, before it is returned to the river. The Forrest Kerr Project was issued an environment assessment certificate in March 2010. Site development activities are currently underway and AltaGas anticipates initiating construction immediately.

AltaGas and the Tahltan Nation have established a strong working relationship that will see the people of the Tahltan Nation having employment and business opportunities and economic participation in the Forrest Kerr Project.

ITEM 6 Reliance on subsection 7.1(2) of National Instrument 51-102:

Not Applicable.

ITEM 7 Omitted Information:

Not Applicable.

ITEM 8 Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

Dennis A. Dawson
Vice President, General Counsel and Corporate Secretary
AltaGas General Partner Inc., as agent of AltaGas Income Trust
Telephone: (403) 691-7575

ITEM 9 Date of Report:

June 3, 2010.

AltaGas **NEWS RELEASE**

ALTAGAS SIGNS ELECTRICITY PURCHASE AGREEMENT FOR NORTHWEST BC RUN-OF-RIVER PROJECT

Calgary, Alberta (May 28, 2010) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that it has, through an indirect wholly owned subsidiary, signed a 60-year CPI indexed Electricity Purchase Agreement (EPA) with BC Hydro for its 195-MW Forrest Kerr run-of-river hydro-electricity generation project. The construction site is located in northwest British Columbia, approximately 100 km north of Stewart, BC. AltaGas expects the Forrest Kerr Project to be the first of three run-of-river power generation projects in the area, and is continuing development of its McLymont Creek and Volcano Creek projects.

"The Forrest Kerr Project represents an important evolution in AltaGas' power business as we continue to build long-term contracted generation assets," said David Cornhill, Chairman and Chief Executive Officer of AltaGas. "These projects will provide the people of British Columbia with clean and reliable power from a significant water resource. For our investors, this announcement comes at an important time in history as governments move to reduce emissions while building for the future."

The Forrest Kerr Project is to be constructed wholly within Tahltan Nation traditional territory and is estimated to cost a total of approximately $700 million. Once completed, the project will provide enough electricity for approximately 70,000 homes in British Columbia and will offset more than 450,000 tonnes of greenhouse gas equivalents annually. The Forrest Kerr Project is expected to come into service in 2014 and will deliver electricity to the terminus point of the previously announced 287-kV Northwest Transmission Line (NTL), near Bob Quinn, BC. The British Columbia Transmission Corporation is developing the NTL.

The Forrest Kerr Project will channel a portion of the Iskut River flow through a tunnel to an underground powerhouse, where it will pass through turbines to produce electricity, before it is returned to the river. The Forrest Kerr Project was issued an environment assessment certificate in March 2010. Site development activities are currently underway and AltaGas anticipates initiating construction immediately.

"This project represents an exciting partnership for AltaGas with the Tahltan Nation and with the Government of British Columbia," added Mr. Cornhill. "The Forrest Kerr Project will be a significant renewable energy asset, and is supported by 40 years of hydrology data and analysis."

AltaGas and the Tahltan Nation have established a strong working relationship that will see the people of the Tahltan Nation having employment and business opportunities and economic participation in the Forrest Kerr Project.

"The Tahltan Nation is proud of this Impact Benefit Agreement with Coast Mountain Hydro Corp. and the increased economic security that it will provide for generations to come," said Annita McPhee, Chair, Tahltan Central Council. "This agreement establishes ownership, management of our resources and profit sharing while taking into consideration the protection of our environment as a renewable energy project. This IBA will

set the bar for resource development projects and demonstrates the results of a successful relationship with a company in Tahltan Territory that respects our Aboriginal title and rights"

More information on the Forrest Kerr Projects is available on AltaGas' website at http://www.altagas.ca/forrestkerr/

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Adrianne Lovric
(403) 691-9873
adrianne.lovric@altagas.ca

Investment Community
Greg Aarssen
(403) 691-7141
greg.aarssen@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

AltaGas **NEWS RELEASE**

ALTAGAS ANNOUNCES INFORMATION PERTAINING TO SECURITYHOLDER MEETING TO APPROVE ARRANGEMENT

Calgary, Alberta (May 21, 2010) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today confirmed that it has mailed to holders (Unitholders) of trust units of the Trust and exchangeable limited partnership units of AltaGas Holding Limited Partnership No.1 (Exchangeable unitholders and, together with the Unitholders, collectively the Securityholders) an information circular and proxy statement and related meeting materials with respect to the Trust's previously announced intention to convert from an income trust to a corporation to be named "AltaGas Ltd." pursuant to an arrangement under the *Canada Business Corporations Act* (the Arrangement).

The special meeting of Securityholders to consider, among other things, the Arrangement, is scheduled to be held at The Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta at 3:00 p.m. (Calgary time) on Thursday, June 3, 2010. In addition to Securityholder approval, the Arrangement is subject to the approval of the Court of Queen's Bench of Alberta and of the Toronto Stock Exchange. Assuming that the resolution approving the Arrangement is approved by Securityholders at the Meeting, the Trust anticipates applying for a final order from the Court of Queen's Bench of Alberta on Friday, June 4, 2010 and for the effective date of the Arrangement to be on or about July 1, 2010.

The Trust would also like to announce an amendment to the arrangement agreement pursuant to which the Arrangement will be effected, specifically, to limit the aggregate voting rights associated with any preferred shares that may at any time be issued (directly or on conversion or exchange) to less than 50% of the votes attaching to the then issued and outstanding common shares of AltaGas Ltd. The Trust would also like to clarify that it has no intention of utilizing such preferred shares for an improper purpose in the context of any potential future unsolicited take-over bid for the common shares of AltaGas Ltd.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these

risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Adrianne Lovric
(403) 691-9873
adrianne.lovric@altagas.ca

Investment Community
Greg Aarssen
(403) 691-7141
greg.aarssen@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca



NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

Calgary, Alberta (May 20, 2010) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) invites investors, potential investors, members of the media and interested parties to attend its Annual and Special Meeting of Unitholders at 3:00 p.m. MDT on Thursday, June 3, 2010. The meeting will take place at the Devonian Room at the Calgary Petroleum Club, located at 319 5th Avenue S.W. in Calgary, Alberta.

A webcast of the Annual and Special Meeting will be accessible through the Trust's website, www.altagas.ca, under Investor Calendar or at http://events.digitalmedia.telus.com/altagas/060310/index.php. Attendees and webcast viewers will learn about the Trust's plan to convert to a corporation as well as its growth plans for 2010 and beyond.

A replay of the webcast will be available for three months and a transcript of the meeting will be posted on the Trust's website, www.altagas.ca, under Presentations and Webcasts.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Adrianne Lovric
(403) 691-9873
adrianne.lovric@altagas.ca

Investment Community
Greg Aarssen
(403) 691-7141
greg.aarssen@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

Rapport de gestion

Le rapport de gestion et les états financiers consolidés intermédiaires non vérifiés ci-joints sont présentés afin de permettre aux lecteurs d'évaluer les résultats d'exploitation, la situation de trésorerie et les sources de financement d'AltaGas Income Trust (AltaGas ou la Fiducie) au 31 mars 2010 et pour le trimestre terminé à cette date, en regard du trimestre terminé le 31 mars 2009. Le présent rapport de gestion, daté du 28 avril 2010, doit être lu avec les états financiers consolidés intermédiaires non vérifiés de la Fiducie et les notes y afférentes au 31 mars 2010 et pour le trimestre terminé à cette date, ainsi qu'avec les états financiers consolidés vérifiés et le rapport de gestion figurant dans le rapport annuel de la Fiducie pour l'exercice terminé le 31 décembre 2009.

Le présent rapport de gestion contient des énoncés prospectifs. Dans le présent rapport de gestion, les expressions «peut», «devrait», «pourrait», «a l'intention de», «prévoit», «projette», «croit», «compte», «estime» et «s'attend à ce que», ou d'autres expressions semblables, lorsqu'elles se rapportent à la Fiducie ou à un membre du groupe de cette dernière, désignent des énoncés prospectifs. Plus particulièrement, ce rapport de gestion contient des énoncés prospectifs concernant, entre autres choses, les objectifs d'affaires, la croissance prévue, les résultats d'exploitation, le rendement, les projets et occasions d'affaires et les résultats financiers. Les énoncés prospectifs se retrouvent précisément sous les rubriques «Réorganisation en société par actions», «Perspective consolidée», «Capital de croissance», «Perspectives du secteur du gaz», «Perspectives du secteur de l'électricité», «Perspectives du secteur Siège social» et «Réorganisation de l'entreprise».

Ces énoncés comportent des risques connus et inconnus, des incertitudes et d'autres facteurs qui peuvent faire en sorte que les résultats ou les événements réels diffèrent de façon importante de ceux qui y sont prévus. Ces énoncés reflètent les vues actuelles de la Fiducie relativement à des événements futurs fondés sur certains facteurs et hypothèses importants, et sont assujettis à certains risques et incertitudes, y compris, sans s'y limiter, des changements à l'égard de la concurrence, l'évolution du cadre législatif et réglementaire, les changements de loi fiscale, les conditions économiques générales et d'autres facteurs énoncés dans les documents d'information publique de la Fiducie.

Plusieurs facteurs pourraient entraîner des écarts entre les résultats réels, le rendement ou les réalisations de la Fiducie ou de l'un de ses secteurs et ceux décrits dans le présent rapport de gestion, y compris, sans s'y limiter, ceux énoncés ci-dessus; en outre, les hypothèses sous-jacentes pourraient se révéler inexactes. Cette liste de facteurs ne doit pas être considérée comme exhaustive. Si l'un ou plusieurs de ces risques ou de ces incertitudes se réalisent ou si les hypothèses sous-jacentes aux énoncés prospectifs se révèlent incorrectes, les résultats réels peuvent différer considérablement de ceux qui sont décrits dans le présent rapport de gestion tels qu'ils ont été prévus, estimés, attendus ou proposés. Il ne faut pas se fier indûment aux énoncés prospectifs qui figurent dans le présent rapport de gestion. Ces énoncés ne sont valables qu'en date du présent rapport de gestion. La Fiducie n'a pas l'intention de mettre à jour ces énoncés prospectifs et n'assume aucune obligation à cet égard, sauf si la loi l'exige. Les énoncés prospectifs contenus dans le présent rapport de gestion sont donnés expressément sous réserve de la présente mise en garde.

Le présent rapport de gestion contient des perspectives financières sur les résultats d'exploitation, la situation financière ou les flux de trésorerie prospectifs, qui sont établies en se fondant sur des hypothèses au sujet des événements futurs, notamment les conditions économiques et les lignes de conduite futures qui sont fondées sur l'évaluation par la direction des informations pertinentes disponibles actuellement. Le lecteur ne doit pas utiliser ces perspectives financières à des fins autres que celles pour lesquelles elles sont présentées dans ce rapport de gestion.

Le lecteur peut trouver de l'information additionnelle sur AltaGas en visitant le site Web de la Fiducie à l'adresse www.altagas.ca. Les documents d'information continue de la Fiducie, y compris le rapport de gestion et les états financiers consolidés annuels, la notice annuelle, la circulaire d'information et la circulaire de sollicitation de procurations, les avis de changements importants et les communiqués publiés par la Fiducie sont aussi disponibles dans le site Web de la Fiducie ou directement dans le site de SEDAR, à l'adresse www.sedar.com.

ALTAGAS INCOME TRUST

Les principales entreprises de la Fiducie sont exploitées par AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership, AltaGas Pipeline Partnership, Taylor NGL Limited Partnership (Taylor), AltaGas Utility Group Inc. (Utility Group), ainsi qu'AltaGas Energy Limited Partnership et ECNG Energy L.P. (collectivement les filiales actives). Les flux de trésorerie de la Fiducie dépendent uniquement des résultats des filiales actives et sont surtout tirés des intérêts sur les prêts consentis aux filiales actives et des dividendes ou des rendements du capital découlant des participations détenues dans la structure de fiducie.

AltaGas General Partner Inc., par l'entremise de son conseil d'administration, dont les membres sont élus par la Fiducie à la demande des porteurs de parts, a été mandatée par le fiduciaire de la Fiducie pour gérer ou superviser l'entreprise et les affaires de la Fiducie. AltaGas Ltd. offre tous les services de gestion, d'administration et d'exploitation à la Fiducie et à ses filiales.

RÉSULTATS FINANCIERS CONSOLIDÉS (non vérifié) (en millions de dollars)	Trimestres terminés les 31 mars **2010**	 2009
Produits	**360,5**	354,6
Gain latent sur gestion du risque	**5,3**	0,6
Produits nets[1]	**127,2**	112,1
BAIIA[1]	**65,5**	62,3
BAIIA avant gain latent sur gestion du risque[1]	**60,4**	61,7
Bénéfice d'exploitation[1]	**42,7**	44,5
Bénéfice d'exploitation avant gain latent sur gestion du risque[1]	**37,4**	43,9
Bénéfice net	**36,4**	37,5
Bénéfice net avant gain latent sur gestion du risque rajusté en fonction des impôts[1]	**32,4**	37,0
Bénéfice net avant impôts[1]	**31,0**	39,0
Total de l'actif	**2 652,8**	2 157,1
Total du passif à long terme	**923,8**	824,3
Acquisitions d'immobilisations, montant net	**48,2**	25,8
Distributions déclarées[2]	**43,7**	41,3
Flux de trésorerie		
Flux de trésorerie d'exploitation	**37,0**	30,7
Liquidités provenant de l'exploitation[1]	**51,3**	57,0

(en dollars par part)	Trimestres terminés les 31 mars **2010**	 2009
BAIIA[1]	**0,81**	0,82
BAIIA avant gain latent sur gestion du risque[1]	**0,75**	0,82
Bénéfice net – de base	**0,45**	0,50
Bénéfice net – dilué	**0,45**	0,49
Bénéfice net avant gain latent sur gestion du risque rajusté en fonction des impôts[1]	**0,40**	0,49
Bénéfice net avant impôts[1]	**0,38**	0,52
Distributions déclarées[2]	**0,54**	0,54
Flux de trésorerie		
Flux de trésorerie d'exploitation	**0,46**	0,41
Liquidités provenant de l'exploitation[1]	**0,63**	0,75
Parts en circulation – de base (en millions)		
Au cours de la période[3]	**80,8**	75,6
À la fin de la période	**81,0**	78,7

1 *Mesures non conformes aux PCGR; se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport de gestion.*

2 *Distributions mensuelles déclarées de 0,18 $ la part depuis août 2008.*

3 *Moyenne pondérée.*

RÉORGANISATION EN SOCIÉTÉ PAR ACTIONS

AltaGas a prévu une assemblée annuelle et extraordinaire des porteurs (les porteurs de parts) des parts de fiducie (les parts de fiducie) et des porteurs de parts de société en commandite échangeables (les parts échangeables) d'AltaGas Holding Limited Partnership No.1 (les porteurs de parts échangeables et les porteurs de parts, collectivement, les porteurs de titres) à 15 h HAR le 3 juin 2010 au Petroleum Club, 319 5 Ave SW, Calgary (Alberta) (l'assemblée) pour examiner, entre autres, un arrangement proposé (l'arrangement) en vertu de la *Loi canadienne sur les sociétés par actions* impliquant AltaGas et un certain nombre de filiales et de personnes morales nouvellement créées en vertu de laquelle AltaGas sera réorganisée en société par actions versant des dividendes dont la dénomination sociale sera «AltaGas Ltd» (nouvelle AltaGas). L'arrangement devrait être conclu autour du 1er juillet 2010 et est assujetti, entre autres, à l'approbation d'au moins les deux tiers des porteurs de titres, votant ensemble comme si ces actions ne constituaient qu'une seule catégorie d'actions, à l'approbation de la Cour du Banc de la Reine de l'Alberta et à certaines approbations réglementaires (y compris l'approbation par la Bourse de Toronto de la liste de remplacement des actions ordinaires de nouvelle AltaGas). En vertu de l'arrangement, les porteurs de titres recevront une action ordinaire de nouvelle AltaGas pour chaque part de fiducie ou chaque part échangeable avec report d'impôt.

Tous les membres actuels du conseil d'administration et de la haute direction devraient continuer à agir à titre d'administrateurs et de dirigeants de la nouvelle société.

Une circulaire d'information et circulaire de sollicitation de procurations décrivant en détail les questions qui seront abordées à l'assemblée, y compris l'arrangement, seront envoyées par la poste aux porteurs de titres au début de mai et offertes sur SEDAR (www.sedar.com) et le site Web d'AltaGas (www.altagas.ca).

Si la date d'entrée en vigueur de l'arrangement est le 1er juillet 2010, comme prévu actuellement, AltaGas prévoit que sa distribution mensuelle finale sera versée le 30 juin 2010. Dans la mesure où la date d'entrée en vigueur de l'arrangement est reportée après le 1er juillet 2010, les distributions mensuelles régulières seront versées de la manière habituelle jusqu'à cette date d'entrée en vigueur, auquel moment toute distribution en cours déclarée mais non encore versée sera versée à la date d'entrée en vigueur aux porteurs de titres inscrits à la date de référence relative à la distribution applicable.

Après l'arrangement, le conseil d'administration approuvera la politique de dividendes sous réserve des conditions économiques et financières existant à ce moment-là. Les dividendes seront versés chaque mois à compter du 15 août 2010 sous réserve de l'approbation du Conseil. Le dividende devrait être fixé à 0,11 $ par action sur une base mensuelle ou 1,32 $ par action sur une base annuelle. Ce niveau de dividende offrira une augmentation importante des fonds générés en interne et offrira aux investisseurs un dividende stable et durable à long terme. Le conseil d'administration continuera à effectuer sa revue annuelle de la fréquence et du montant des dividendes après son examen du plan stratégique annuel et des résultats du deuxième trimestre.

La Fiducie et le Conseil croient que cet arrangement comporte bien des avantages. Avec environ 2 milliards de dollars en projets de croissance pour les cinq prochaines années, la réorganisation en société par actions ainsi que la politique de dividendes qui fait grimper les flux de trésorerie disponibles en vue de faire croître la société devraient créer une valeur à long terme pour les porteurs de titres. Il y a plusieurs projets de croissance à court terme comme les expansions à trois installations de collecte sur place, l'expansion d'une centrale de cogénération et la séparation du flux du gaz au complexe Harmattan, ainsi que l'acquisition d'une nouvelle installation dans la région de Montney. La Fiducie continue de pousser plus loin ses plans afin de répondre aux besoins des producteurs dans le nord-est de la Colombie-Britannique et le nord-ouest de l'Alberta et d'accroître les entreprises de stockage et de distribution de gaz naturel.

La stratégie de la Fiducie consiste à réduire son empreinte de carbone tout en créant de la valeur pour les porteurs de titres. La Fiducie compte un exercice complet d'exploitation du parc éolien de Bear Mountain en 2010 et continuera de trouver des moyens de réduire les émissions de l'entreprise de gaz. La Fiducie s'occupe d'obtenir des contrats pour des projets éoliens et des projets hydroélectriques au fil de l'eau dans le nord-ouest de la Colombie-Britannique. Les projets au fil de l'eau de 277 MW offriront des flux de trésorerie stables à long terme avec une solide contrepartie. Les projets devraient coûter environ 1 milliard de dollars et être assujettis aux approbations finales du gouvernement, ces projets devraient commencer à générer des rentrées de fonds et un bénéfice entre 2014 et 2016.

La stratégie de la Fiducie consiste à accroître les activités des entreprises de gaz et d'électricité pour hausser le bénéfice à long terme et les flux de trésorerie qui entraîneront des rendements croissants et stables pour les actionnaires.

REVUE FINANCIÈRE CONSOLIDÉE

Le bénéfice net pour le premier trimestre de 2010 a atteint 36,4 millions de dollars, comparativement à 37,5 millions de dollars pour la période correspondante de 2009. Le résultat net de base s'est établi à 0,45 $ la part pour le premier trimestre de 2010, comparativement à un résultat net de base de 0,50 $ la part pour 2009.

Au cours du premier trimestre de 2010, le secteur du gaz s'est bien comporté en raison de l'ajout d'actifs du secteur de la distribution de gaz naturel au quatrième trimestre de 2009, l'actif de stockage de Sarnia qui a commencé à contribuer au bénéfice d'exploitation au deuxième trimestre de 2009, l'expiration du contrat de commercialisation du gaz légué et des différentiels de fractionnement plus élevés. Ces hausses ont été en partie contrebalancées par une réduction des passifs liés aux opérations de gaz naturel présentées dans le premier trimestre de 2009, à une baisse des volumes traités à certaines installations de collecte et traitement sur place et à une diminution des volumes de LGN traités. L'entreprise de gaz a bénéficié du troisième trimestre d'affiliée de contribution accrue provenant de l'entreprise de collecte et traitement sur place d'après l'amélioration des volumes traités et des gazoducs de raccordement. L'activité accrue de forage horizontal des producteurs a entraîné des volumes plus élevés à certaines installations sur place. Le recul des volumes extraits a surtout découlé d'une baisse du débit aux installations de Younger et d'Empress, compensée par une hausse des rendements de production et des différentiels de fractionnement.

Le secteur de l'électricité a affiché de faibles résultats surtout à cause de la baisse des prix obtenus pour l'électricité et d'une hausse des coûts environnementaux. Ces diminutions ont été en partie compensées par les contributions provenant du parc éolien de Bear Mountain où l'exploitation commerciale a démarré au quatrième trimestre de 2009 et une baisse des coûts liés aux contrats d'achat d'électricité (CAÉ).

Le secteur Siège social a présenté des gains latents plus élevés sur les contrats de gestion du risque en partie contrebalancés par une baisse des revenus de placement et une hausse des charges de rémunération et d'administration. La Fiducie a déclaré des intérêts débiteurs plus élevés au premier trimestre de 2010 comparativement au premier trimestre de 2009 surtout en raison d'un accroissement du solde d'endettement moyen. La Fiducie a affiché un recouvrement d'impôts au premier trimestre de 2010 en regard d'une charge d'impôts au premier trimestre de 2009 en raison d'un bénéfice plus faible assujetti à l'impôt et un recouvrement des impôts exigibles déclarés par l'entreprise de distribution de gaz naturel, en partie contrebalancé par l'incidence fiscale des contrats de gestion du risque.

Les produits nets consolidés pour le trimestre terminé le 31 mars 2010 se sont établis à 127,2 millions de dollars, alors qu'ils ont atteint 112,1 millions de dollars au cours du trimestre correspondant de 2009. Dans le secteur du gaz, les produits nets se sont accrus en raison de l'ajout d'actifs de distribution de gaz naturel et de l'installation de stockage de Sarnia, de l'expiration d'un contrat de commercialisation du gaz légué et d'une hausse des différentiels de fractionnement. Ces augmentations ont été en partie contrebalancées par une réduction des passifs déclarés au premier trimestre de 2009, une baisse du débit dans la plupart des régions de collecte et traitement sur place et une baisse des volumes exposés aux différentiels de fractionnement. Dans le secteur de l'électricité, les produits nets ont diminué en raison d'une baisse des prix obtenus pour l'électricité en Alberta, en partie compensée par le parc éolien de Bear Mountain et une diminution des coûts des CAÉ. Le secteur Siège social a affiché des produits nets plus élevés en raison de gains supérieurs sur les contrats de gestion du risque, en partie contrebalancés par une baisse des revenus de placement.

Les charges d'exploitation et d'administration pour le premier trimestre de 2010 ont été de 61,5 millions de dollars, en hausse par rapport à 50,0 millions de dollars pour le trimestre correspondant de 2009. Cette hausse était attribuable aux coûts additionnels associés à la croissance de la Fiducie, y compris l'ajout d'actifs du secteur de la distribution de gaz naturel, ainsi qu'une augmentation des coûts environnementaux et des charges de rémunération. Ces augmentations ont été en partie contrebalancées par une baisse des charges d'exploitation liées aux entreprises de collecte et traitement sur place et d'extraction et transport en raison d'une baisse des volumes traités et des mesures de contrôle des coûts.

La dotation aux amortissements du premier trimestre de 2010 s'est fixée à 23,0 millions de dollars, par rapport à 17,6 millions de dollars pour le trimestre correspondant de l'exercice précédent. Cette croissance s'explique par l'augmentation des actifs d'AltaGas découlant d'acquisitions et d'activités de construction.

Les intérêts débiteurs pour le premier trimestre de 2010 se sont élevés à 11,5 millions de dollars, contre 5,7 millions de dollars pour le premier trimestre de 2009. Cette progression est attribuable à une hausse du solde d'endettement moyen qui a atteint 1 030,2 millions de dollars en regard de 568,6 millions de dollars pour la période correspondante de 2009. Le taux d'emprunt moyen a été de 4,6 % pour le premier trimestre de 2010, comparativement à 4,7 % pour le premier trimestre de 2009.

Au premier trimestre de 2010, le recouvrement d'impôts s'est élevé à 5,4 millions de dollars, par rapport à une charge d'impôts de 1,5 million de dollars pour la période correspondante de 2009. La diminution de la charge découlait de 5,1 millions de dollars en raison d'une baisse du bénéfice assujetti à l'impôt et d'un recouvrement des impôts exigibles de 2,0 millions de dollars dans l'entreprise de distribution de gaz naturel. Ces éléments ont été en partie neutralisés par 1,2 million de dollars découlant de l'incidence fiscale sur les gains déclarés pour les contrats de gestion du risque.

PERSPECTIVE CONSOLIDÉE

La Fiducie a annoncé ses plans en vue de devenir une société par actions vers le 1er juillet 2010. Par suite de l'arrangement, la société haussera sa déduction pour amortissement aux fins de l'impôt. La DPA accrue entraînera une hausse des impôts reportés présentés au cours du deuxième semestre de 2010. La nouvelle politique de dividendes qui devrait être adoptée par le Conseil à la conclusion de l'arrangement se traduira par une hausse des flux de trésorerie disponibles afin de financer les projets de croissance ou de réduire la dette.

Les activités d'exploitation d'AltaGas sont bien positionnées pour dégager de nouveau des résultats solides en 2010, malgré la conjoncture économique difficile. L'ajout de nouveaux actifs au cours du deuxième semestre de 2009 ainsi que les expansions des centrales et l'ajout de nouveaux actifs en 2010, une augmentation des différentiels de fractionnement et une croissance du débit aux installations de traitement devraient entraîner une hausse du bénéfice et des flux de trésorerie. Ces accroissements devraient être touchés par la faiblesse des prix de l'électricité en Alberta ainsi que par une augmentation des charges générales et administratives, des intérêts et des impôts (hors trésorerie) reportés.

La majeure partie des bénéfices de la Fiducie provient de contrats à long terme fondés sur la rémunération au service, le coût du service ou le volume minimal. Comme la Fiducie est exposée aux différentiels de fractionnement de LGN et aux prix de l'électricité en Alberta, elle a atténué l'incidence du différentiel de fractionnement de LGN et de la volatilité du prix de l'électricité par ses activités de couverture. Pour 2010, environ les deux tiers des volumes exposés aux différentiels de fractionnement de LGN ont été couverts à environ 21 $/b, et environ les deux tiers des volumes d'électricité de l'Alberta ont été couverts à environ 72 $/MWh.

Le secteur du gaz devrait générer un bénéfice et des flux de trésorerie accrus au cours du deuxième semestre de 2010 provenant des expansions et de l'efficacité et du débit des centrales aux installations de Acme, Ante Creek et Pouce Coupé. L'entreprise de distribution de gaz naturel prévoit accroître sa base tarifaire par plus de 18 %. L'entreprise de gaz devrait également tirer parti de différentiels de fractionnement et de volume plus élevés à l'installation de Younger par suite d'un accroissement des activités des producteurs dans la région. En outre, l'entreprise de gaz devrait bénéficier de l'expiration, le 31 octobre 2009, du contrat de commercialisation du gaz légué, expiration qui a donné lieu à un bénéfice d'exploitation déprimé dans l'entreprise des services énergétiques. L'expiration devrait accroître le bénéfice de 5,6 millions de dollars en 2010. Par contre, la direction prévoit que la faiblesse actuelle du prix du gaz naturel entraînera une baisse de la demande pour les services énergétiques d'AltaGas.

CAPITAL DE CROISSANCE

Compte tenu des projets faisant actuellement l'objet d'un examen, en développement ou en construction, AltaGas prévoit que les dépenses en immobilisations de 2010 seront de quelque 250 millions de dollars, soit 75 % pour le secteur du gaz et 25 % pour le secteur de l'électricité. Au 31 mars 2010, un capital de croissance d'environ 130 millions de dollars a été consenti pour 2010. Le capital de croissance est financé à partir des flux de trésorerie d'exploitation, des produits tirés du régime de réinvestissement des distributions et du régime optionnel d'achat de parts et des facilités de crédit d'AltaGas. La rubrique suivante a été mise à jour par rapport aux informations précédentes pour les modifications importantes apportées aux projets avec une date d'entrée en service prévue tombant après 2010.

Projet de stockage de gaz d'Alton

AltaGas a conclu l'acquisition de Landis Energy Corporation (Landis), promoteur de projets de stockage de gaz naturel souterrains. Le projet le plus avancé en cours d'aménagement est le projet de stockage de gaz d'Alton, situé près de Truro, en Nouvelle-Écosse. Ce projet vise les clients qui cherchent à gérer les besoins d'approvisionnement en gaz naturel dans l'est du Canada et le nord-ouest des États-Unis. Le calendrier de l'exploitation commerciale et les estimations du coût en capital font présentement l'objet d'un examen.

MESURES FINANCIÈRES NON CONFORMES AUX PCGR

Dans le présent rapport de gestion, il est fait référence à certaines mesures financières qui n'ont aucune signification normalisée prescrite par les principes comptables généralement reconnus (PCGR) du Canada et qui peuvent ne pas être comparables à des mesures similaires présentées par d'autres entités. Les mesures financières non conformes aux PCGR et leur rapprochement aux mesures financières conformes aux PCGR sont présentés ci-après. Toutes ces mesures ont été calculées de manière conforme à l'information déjà publiée. Ces mesures fournissent de l'information additionnelle que la direction considère importante pour comprendre la performance opérationnelle et les liquidités d'AltaGas ainsi que sa capacité de financer les distributions, les dépenses en immobilisations et les autres activités d'investissement. Les raisons particulières de ces mesures non conformes aux PCGR, ainsi que toute information supplémentaire associée à chacune d'entre elles, sont présentées ci-après.

Dans le présent document, les renvois aux expressions produits nets, bénéfice d'exploitation, BAIIA, BAIIA avant gain latent (perte latente) sur gestion du risque, bénéfice net avant gain latent (perte latente) sur gestion du risque rajusté en fonction des impôts, bénéfice net avant impôts, et liquidités provenant de l'exploitation s'entendent au sens qui leur est donné dans la présente rubrique.

Produits nets (non vérifié) (en millions de dollars)	Trimestres terminés les 31 mars **2010**	 2009
Produits nets	**127,2**	112,1
Ajouter : Coût des produits vendus	**233,3**	242,5
Produits (mesure financière conforme aux PCGR)	**360,5**	354,6

Les produits nets, qui correspondent aux produits moins le coût des marchandises achetées à des fins de vente et la freinte, sont une meilleure mesure du rendement que les produits, étant donné que les variations des prix du marché pour le gaz naturel et l'électricité se répercutent à la fois sur les produits et le coût des produits vendus.

Bénéfice d'exploitation (non vérifié) (en millions de dollars)	Trimestres terminés les 31 mars **2010**	 2009
Bénéfice d'exploitation	**42,7**	44,5
Ajouter (déduire) : Intérêts débiteurs	**(11,5)**	(5,7)
(Perte) gain de change	**(0,2)**	0,2
(Charge) recouvrement d'impôts	**5,4**	(1,5)
Bénéfice net (mesure financière conforme aux PCGR)	**36,4**	37,5

Le bénéfice d'exploitation est une mesure de la rentabilité de la Fiducie à partir de ses principales activités avant leur mode de financement ou d'imposition. Cette mesure est utilisée par la direction pour évaluer le rendement d'exploitation des secteurs d'activité, puisqu'il s'agit d'un meilleur indicateur du rendement d'exploitation que le bénéfice net. Il est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés, et correspond aux produits nets moins les charges d'exploitation et d'administration et l'amortissement.

Bénéfice d'exploitation avant gains latents sur gestion du risque (non vérifié) (en millions de dollars)	Trimestres terminés les 31 mars **2010**	 2009
Bénéfice d'exploitation avant gains latents sur gestion du risque	**37,4**	43,9
Ajouter (déduire) : Gain latent sur gestion du risque	**5,3**	0,6
Ajouter (déduire) : Intérêts débiteurs	**(11,5)**	(5,7)
(Perte) gain de change	**(0,2)**	0,2
(Charge) recouvrement d'impôts	**5,4**	(1,5)
Bénéfice net (mesure financière conforme aux PCGR)	**36,4**	37,5

Le bénéfice d'exploitation avant gains latents sur gestion du risque est une mesure de la rentabilité de la Fiducie à partir de ses principales activités d'exploitation avant leur mode de financement ou d'imposition. Cette mesure est utilisée par la direction pour évaluer le rendement d'exploitation des secteurs d'activité, puisqu'il s'agit d'un meilleur indicateur du rendement d'exploitation que le bénéfice net. Le bénéfice d'exploitation est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés, et correspond aux produits nets moins les charges d'exploitation et d'administration et l'amortissement moins les gains latents (pertes latentes) sur les contrats de gestion du risque.

BAIIA (non vérifié) (en millions de dollars)	Trimestres terminés les 31 mars **2010**	 2009
BAIIA	**65,5**	62,3
Ajouter (déduire) : Amortissement	**(23,0)**	(17,6)
Intérêts débiteurs	**(11,5)**	(5,7)
(Charge) recouvrement d'impôts	**5,4**	(1,5)
Bénéfice net (mesure financière conforme aux PCGR)	**36,4**	37,5

Le BAIIA est une mesure de la rentabilité des activités d'exploitation de la Fiducie. Il donne une indication des résultats dégagés par les principales activités de la Fiducie avant la comptabilisation de leur financement, de l'amortissement de leurs actifs et des impôts auxquels elles sont assujetties. Il est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond aux produits nets moins les charges d'exploitation et d'administration.

BAIIA avant gain latent sur gestion du risque

(en millions de dollars)		Trimestres terminés les 31 mars 2010	2009
BAIIA avant gain latent sur gestion du risque		**60,4**	61,5
Ajouter (déduire) :	Gain latent sur gestion du risque	**5,3**	0,6
	Amortissement	**(23,0)**	(17,6)
	Intérêts débiteurs	**(11,5)**	(5,7)
	(Perte) gain de change	**(0,2)**	0,2
	(Charge) recouvrement d'impôts	**5,4**	(1,5)
Bénéfice net (mesure financière conforme aux PCGR)		**36,4**	37,5

Le BAIIA avant gain latent sur gestion du risque est une mesure de la rentabilité d'exploitation de la Fiducie compte non tenu de l'incidence de la variation de la juste valeur des contrats de gestion du risque. Le BAIIA avant gain latent sur gestion du risque présente les résultats réalisés des principales activités de la Fiducie sans tenir compte de la façon dont les activités sont financées, de l'amortissement des actifs ou de l'imposition des résultats. AltaGas n'exerce pas d'activités de spéculation sur les prix des marchandises, mais conclut plutôt des instruments financiers pour gérer le risque et, par conséquent, évalue le rendement de la société avant de tenir compte du gain latent découlant des activités de gestion du risque. Le BAIIA avant gain ou perte sur gestion du risque est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés, et correspond aux produits nets rajustés pour tenir compte du gain latent (de la perte latente) sur gestion du risque moins les charges d'exploitation et d'administration.

Bénéfice net avant gain latent sur gestion du risque rajusté en fonction des impôts

(en millions de dollars)		Trimestres terminés les 31 mars 2010	2009
Bénéfice net avant gain latent sur gestion du risque rajusté en fonction des impôts		**32,4**	37,0
Ajouter (déduire) :	Gain latent sur gestion du risque	**5,3**	0,6
	Charge d'impôts sur gestion du risque	**(1,3)**	(0,1)
Bénéfice net (mesure financière conforme aux PCGR)		**36,4**	37,5

Le bénéfice net avant gain latent sur gestion du risque rajusté en fonction des impôts reflète mieux la rentabilité réelle que le bénéfice net, étant donné que les variations liées à la gestion du risque sont fondées sur les estimations non réalisées relatives aux prix des marchandises, aux taux d'intérêt et aux taux de change au fil du temps. AltaGas conclut des instruments financiers à des fins de gestion du risque, et non à titre de principale activité et, par conséquent, évalue le rendement avant de tenir compte du gain latent découlant des activités de gestion du risque. Le bénéfice net avant gain latent sur gestion du risque rajusté en fonction des impôts est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond au bénéfice net rajusté en fonction du gain latent sur gestion du risque et de la charge d'impôts connexe.

Bénéfice net avant impôts

(en millions de dollars)	Trimestres terminés les 31 mars 2010	2009
Bénéfice net avant impôts	**31,0**	39,0
Ajouter (déduire) : (Charge) recouvrement d'impôts	**5,4**	(1,5)
Bénéfice net (mesure financière conforme aux PCGR)	**36,4**	37,5

Le bénéfice net avant impôts est une meilleure mesure du rendement, parce qu'il ne dépend pas de la façon dont ces résultats sont assujettis aux impôts, qui peuvent changer d'une année à l'autre. Le bénéfice net avant impôts est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond au bénéfice net rajusté pour tenir compte de la charge ou du recouvrement d'impôts.

Liquidités provenant de l'exploitation	Trimestres terminés les 31 mars	
(en millions de dollars)	**2010**	2009
Liquidités provenant de l'exploitation	**51,3**	57,0
Ajouter (déduire) : Variation nette du fonds de roulement hors trésorerie	**(14,2)**	(26,2)
Obligations liées à la mise hors service d'immobilisations réglées	**(0,1)**	(0,1)
Flux de trésorerie d'exploitation (mesure financière conforme aux PCGR)	**37,0**	30,7

La direction et les investisseurs utilisent les liquidités provenant de l'exploitation dans leur analyse du rendement financier, sans tenir compte de la variation du fonds de roulement hors trésorerie au cours de la période. Les liquidités provenant de l'exploitation, telles qu'elles sont présentées, ne doivent pas être considérées comme interchangeables avec les flux de trésorerie d'exploitation ou avec toute autre mesure des flux de trésorerie définie selon les PCGR. Elles sont calculées d'après les données des états des flux de trésorerie consolidés et correspondent aux flux de trésorerie d'exploitation avant de tenir compte de la variation du fonds de roulement hors trésorerie et des dépenses engagées pour régler les obligations liées à la mise hors service d'immobilisations.

RÉSULTATS D'EXPLOITATION PAR SECTEUR D'ACTIVITÉ

Bénéfice d'exploitation	Trimestres terminés les 31 mars	
(en millions de dollars)	**2010**	2009
Gaz	**32,6**	28,4
Électricité	**16,9**	24,1
Siège social	**(6,8)**	(8,0)
	42,7	44,5

GAZ

Bénéfice d'exploitation	Trimestres terminés les 31 mars	
(en millions de dollars)	**2010**	2009
Extraction et transport	**21,5**	22,7
Collecte et traitement sur place	**2,3**	3,2
Distribution de gaz naturel	**7,2**	-
Services énergétiques	**1,6**	2,5
Total du bénéfice d'exploitation du gaz	**32,6**	28,4

Le bénéfice d'exploitation du secteur du gaz s'est établi à 32,6 millions de dollars au cours du premier trimestre de 2010, comparativement à 28,4 millions de dollars pour la période correspondante de 2009. Le bénéfice d'exploitation s'est accru en raison des nouveaux actifs du secteur de distribution de gaz naturel qui ont été acquis au cours du quatrième trimestre de 2009, du différentiel de fractionnement plus élevé et de l'expiration d'un contrat de commercialisation du gaz au cours du quatrième trimestre qui s'est traduit par des pertes aux trimestres précédents. Le bénéfice d'exploitation a également augmenté par suite de l'ajout de l'installation de stockage de Sarnia au deuxième trimestre de 2009 et d'une diminution des charges d'exploitation. Ces augmentations ont été en partie contrebalancées par des ajustements non récurrents aux passifs liés aux opérations portant sur le gaz naturel présentées au premier trimestre de 2009. La baisse du débit dans la plupart des régions de collecte et traitement sur place découlant d'une baisse de l'activité des producteurs, une diminution des produits de l'entretien des installations et une chute des volumes traités aux installations d'extraction ont aussi contribué à la réduction du bénéfice d'exploitation.

Les produits nets du secteur du gaz pour le premier trimestre de 2010 ont atteint 99,0 millions de dollars, comparativement à 84,1 millions de dollars pour la période correspondante de 2009. Les produits nets se sont accrus de 19,1 millions de dollars en raison de l'acquisition des actifs du secteur de distribution de gaz naturel, de 1,7 million de dollars en raison de l'ajout de l'installation de stockage de Sarnia, de 1,6 million de dollars provenant des différentiels de fractionnement plus élevés obtenus et de 1,4 million de dollars découlant de l'expiration d'un contrat de commercialisation du gaz. Ces augmentations ont été en partie contrebalancées par un ajustement non récurrent de 3,3 millions de dollars aux passifs liés aux opérations portant sur le gaz naturel présentées en 2009, une diminution des volumes d'extraction de 2,8 millions de dollars, un recul de 1,7 million de dollars des volumes traités aux installations de collecte et traitement sur place, une baisse de 1,2 million de dollars des produits de l'entretien des installations et une réduction de 0,9 million de dollars des prix fixes du gaz et des ventes de transport.

Les charges d'exploitation et d'administration pour le premier trimestre de 2010 se sont élevées à 47,9 millions de dollars, contre 40,7 millions de dollars pour le trimestre correspondant de 2009. Cette augmentation résulte en grande partie de l'ajout de nouveaux actifs et des entreprises acquises par la Fiducie au deuxième semestre de 2009, en partie contrebalancé par une baisse des charges d'exploitation aux installations d'extraction et de collecte et traitement sur place existantes.

Pour le premier trimestre de 2010, la dotation aux amortissements s'est établie à 18,4 millions de dollars, contre 15,0 millions de dollars pour le trimestre correspondant de 2009. Cette croissance s'explique par l'augmentation des actifs d'AltaGas découlant des activités d'acquisition et de construction.

Analyse des variations d'extraction et transport

Le bénéfice d'exploitation dans l'entreprise d'extraction et transport pour le premier trimestre de 2010 a atteint 21,5 millions de dollars, contre 22,7 millions de dollars pour la période correspondante de 2009. Le bénéfice d'exploitation a diminué de 2,8 millions de dollars surtout à cause d'une baisse des volumes traités, d'une réduction des produits tirés des honoraires de service et d'une hausse de la dotation aux amortissements. Ces diminutions ont été en partie compensées par une hausse de 1,6 million de dollars provenant des différentiels de fractionnement obtenus, une progression des volumes de transport contractuel et une diminution des charges d'exploitation.

Analyse des variations de collecte et traitement sur place

Pour le premier trimestre de 2010, le bénéfice d'exploitation de l'entreprise de collecte et traitement sur place s'est établi à 2,3 millions de dollars, en regard de 3,2 millions de dollars pour le trimestre correspondant de 2009. Le bénéfice d'exploitation a reculé de 1,7 million de dollars en raison d'un ralentissement du débit et de 1,2 million de dollars par suite d'une baisse des tarifs et des produits tirés de l'entretien des installations. Cette baisse a été en partie compensée par un montant de 2,1 millions de dollars provenant d'un recul des charges d'exploitation et d'administration.

Analyse des variations de distribution de gaz naturel

Le bénéfice d'exploitation de l'entreprise de distribution de gaz naturel a commencé avec l'acquisition de Utility Group le 8 octobre 2009 et l'acquisition de la participation restante de 75,1 % dans Heritage Gas en vigueur le 18 novembre 2009. Les résultats découlant de l'entreprise de distribution de gaz naturel sont de nature très saisonnière, le gaz naturel étant surtout livré au cours de la saison de chauffage en hiver. Pour le premier trimestre de 2010, l'entreprise de distribution de gaz naturel a apporté une contribution de 7,2 millions de dollars au bénéfice d'exploitation. L'entreprise de distribution de gaz naturel a connu des températures plus chaudes que la normale en Alberta et en Nouvelle-Écosse au premier trimestre de 2010. Le climat plus chaud a entraîné une baisse d'environ 1,0 million de dollars du bénéfice d'exploitation pour le trimestre. Cette diminution a été en partie contrebalancée par une croissance de la base tarifaire et une hausse des rendements des capitaux propres permis en Alberta.

Analyse des variations de Services énergétiques

Le bénéfice d'exploitation de l'entreprise Services énergétiques a été de 1,6 million de dollars pour le premier trimestre de 2010, en regard de 2,5 millions de dollars au trimestre correspondant de 2009. Le bénéfice d'exploitation a diminué de quelque 3,3 millions de dollars par suite de la réduction non récurrente des passifs présentés au premier trimestre de 2009 et de 0,6 million de dollars du bénéfice qui était auparavant présenté dans cette entreprise, qui est maintenant présenté dans le secteur de l'électricité par suite d'un alignement de l'entreprise de ventes au détail d'électricité commerciales et

industrielles de l'Alberta avec l'entreprise d'électricité qui reste. Le bénéfice d'exploitation a aussi accusé un recul de 0,5 million de dollars en raison des marges de transport plus faibles, des marges de gaz réduites, des frais de commissions plus élevés et d'une baisse des intérêts créditeurs. Ces diminutions ont été en partie compensées par la perte au premier trimestre de 2009 de 1,4 million de dollars par suite d'un contrat de commercialisation du gaz légué, de 1,5 million de dollars provenant de l'installation de stockage de Sarnia et de 0,6 million de dollars provenant des diverses réductions des coûts et de l'amélioration des volumes.

STATISTIQUES D'EXPLOITATION DU GAZ NATUREL	Trimestres terminés les 31 mars	
	2010	2009
Extraction et transport		
Capacité d'amenée de gaz traité (mmpc/j)[1]	**787**	882
Volumes d'extraction d'éthane (b/j)[1]	**26 592**	29 089
Volumes d'extraction de LGN (b/j)[1]	**11 837**	13 809
Total des volumes d'extraction (b/j)[1]	**38 429**	42 898
Différentiels de fractionnement – réalisés ($/b)[1, 2]	**30,42**	25,29
Différentiels de fractionnement – prix au comptant moyen ($/b)[1]	**35,38**	15,20
Volumes transportés (mmpc/j)[1, 3]	**310**	348
Collecte et traitement sur place		
Capacité de traitement (mmpc/j)[4]	**1 172**	1 172
Débit de traitement (mmpc/j bruts)[1]	**432**	480
Utilisation de la capacité (%)[4]	**37**	41
Participation directe moyenne (%)[4]	**93**	94
Distribution de gaz naturel		
Livraison de gaz naturel – utilisation finale (PJ)[5, 6]	**7,2**	-
Livraison de gaz naturel – transport (PJ)[5, 6]	**1,3**	-
Points de service à la fin de l'exercice[7]	**73 198**	-
Variation degré-jour - AUI (%)[8]	**(10,3)**	-
Variation degré-jour - Heritage Gas (%)[9]	**(10,5)**	-
Services énergétiques		
Contrats de services de gestion énergétique[10]	**416**	429
Volumes de gaz moyens négociés (GJ/j)[11]	**405 048**	374 113

1 *Moyenne de la période.*

2 *Un différentiel de fractionnement indicatif, ou marge de LGN, exprimé en dollars par baril de LGN, et fondé sur les montants déclarés par Edmonton pour le propane, le butane et les condensats, et sur le prix quotidien du gaz naturel selon l'AECO.*

3 *Exclut les volumes du gazoduc de LGN.*

4 *À la fin de la période considérée.*

5 *Une petajoule (PJ) équivaut à un million de gigajoules (GJ).*

6 *Les livraisons tiennent compte de Utility Group au 8 octobre 2009, soit la date à laquelle la Fiducie a obtenu le contrôle et la totalité des livraisons de Heritage Gas au 18 novembre 2009.*

7 *Les points de service représentent l'ensemble des points de service d'AUI, de Heritage Gas et d'Inuvik Gas.*

8 *Les degrés-jours sont associés à la zone desservie par AUI. Un degré-jour exprime la mesure cumulative dans laquelle la température moyenne chute en dessous de 15 degrés Celsius. Les degrés-jours normaux sont fondés sur une moyenne mobile de 20 ans. Des variations positives par rapport à la moyenne entraînent une augmentation des volumes de livraison par rapport aux prévisions.*

9 *Les degrés-jours sont associés à la zone desservie par Heritage Gas. Un degré-jour exprime la mesure cumulative dans laquelle la température moyenne chute en dessous de 18 degrés Celsius. Les degrés-jours normaux sont fondés sur une moyenne mobile de 20 ans. Des variations positives par rapport à la moyenne entraînent une augmentation des volumes de livraison par rapport aux prévisions.*

10 *Contrats de services de gestion énergétique en vigueur à la fin de la période considérée dans le secteur du gaz.*

11 *Moyenne de la période. Comprend les volumes directement mis en marché, les volumes négociés au nom d'autres secteurs d'exploitation et les volumes vendus dans des opérations d'échange de gaz.*

Les volumes moyens d'éthane et de LGN dans l'entreprise d'extraction ont diminué respectivement de 2 497 b/j et de 1 972 b/j au cours du premier trimestre de 2010 comparativement au premier trimestre de 2009, en raison d'une baisse des activités de forage au nord de Rivière de la Paix, d'une baisse de l'offre de gaz chez Empress, d'une rationalisation du flux de gaz à l'installation d'extraction d'éthane d'Edmonton et d'une réduction du débit au complexe Harmattan. Ces diminutions ont été en partie compensées par les rendements plus élevés des volumes d'admission et des LGN à l'installation de Joffre. Les volumes de gaz naturel transportés par l'entreprise de transport au cours du premier trimestre de 2010 ont reculé par rapport au trimestre correspondant de 2009 principalement en raison de volumes moins importants ayant transité par le réseau Suffield. Toutefois, le débit des gazoducs dans le cadre des activités de transport a peu d'incidence sur les résultats financiers en raison des ententes contractuelles fondées sur le coût du service et des contrats d'achat ferme en vigueur.

Dans l'entreprise de collecte et traitement sur place, au premier trimestre de 2010, le débit a atteint en moyenne 432 mmpc/j, comparativement à 480 mmpc/j au premier trimestre de 2009, mais a été légèrement supérieur au quatrième trimestre de 2009. Le recul a découlé d'une baisse de l'activité des producteurs face au recul des prix du gaz naturel qui se traduit par une nouvelle offre insuffisante en gaz pour compenser les déclins naturels. L'utilisation présentée au premier trimestre de 2010 a été de 37 % en regard de 41 % au premier trimestre de 2009, surtout à cause d'une baisse du débit à la plupart des installations.

Perspectives du secteur du gaz

En 2010, le secteur du gaz devrait dégager de meilleurs résultats qu'en 2009. Cette amélioration prévue est principalement attribuable à l'acquisition des actifs de distribution de gaz naturel pour un exercice entier. En 2010, AltaGas prévoit investir plus de 56 millions de dollars dans l'entreprise de distribution de gaz naturel pour augmenter sa base tarifaire moyenne d'environ 47 millions de dollars, soit plus de 18 %. AltaGas s'attend également à une amélioration des résultats découlant de la hausse des différentiels de fractionnement, de l'accroissement de l'activité des producteurs dans l'entreprise de collecte et traitement sur place ainsi que de l'expansion des usines de traitement du gaz existantes d'AltaGas, soit Pouce Coupé, Ante Creek et Acme, de l'installation de Sarnia pendant une année complète et de l'expiration d'un contrat de commercialisation du gaz légué. Ces augmentations seront en partie contrebalancées par les éléments non récurrents présentés en 2009, comme la réduction du passif et la baisse des produits reportés du gazoduc Suffield.

Le déclin de la production de gaz dans le bassin sédimentaire de l'Ouest canadien (BSOC) a entraîné une baisse des volumes de gaz exportés à l'installation d'Empress et disponibles pour l'extraction des LGN. La diminution de la production de LGN à Empress devrait être compensée par la hausse des différentiels de fractionnement et des volumes riches de LGN à Younger par suite des nouveaux gisements gaziers dans la région. D'après l'analyse par la direction des prix historiques des LGN ainsi que les prix publiés des marchandises pour les LGN, la direction prévoit que les différentiels de fractionnement des LGN seront en moyenne d'environ 25 $/b pour le reste de 2010. En 2010, la Fiducie prévoit que 12 % des volumes d'extraction seront exposés aux différentiels de fractionnement. De ces volumes, les deux tiers environ qui sont exposés sont couverts à un prix moyen de 21 $/b. Les efforts en vue de continuer à optimiser les actifs et à accroître les rendements ont donné lieu à une entente d'extraction à de meilleures conditions commerciales des volumes de LGN exposés aux différentiels de fractionnement à l'une des installations à compter du deuxième trimestre. Le nouvel arrangement commercial devrait entraîner une hausse des produits nets.

AltaGas est bien positionnée pour tirer parti des nouveaux gisements gaziers dans le nord-est de la Colombie-Britannique et le nord-ouest de l'Alberta. AltaGas collabore avec les producteurs à la mise en valeur de nouvelles zones gazéifères comme les réservoirs Montney et Doig comme le prouve l'expansion de la raffinerie de gaz de Pouce Coupé et de Ante Creek d'AltaGas et l'acquisition prévue récemment annoncée de la raffinerie de gaz de Groundbirch. Étant donné l'accroissement de l'activité des producteurs dans le nord-est de la Colombie-Britannique, AltaGas explore les possibilités d'accroître l'infrastructure des gazoducs autour de l'installation de Younger afin de servir les producteurs de la région de Montney et d'améliorer davantage le bénéfice et les flux de trésorerie.

La Fiducie investira un total de 11 millions de dollars dans l'installation de traitement de Ante Creek. La première étape de l'expansion de Ante Creek, qui a fourni une capacité additionnelle de gaz non corrosif de 6 mmpc/j, est entrée en service le 21 avril 2010. La deuxième étape de cette expansion est présentement en cours et convertira la capacité totale de la

raffinerie élargie de 20 mmpc/j au service de traitement du gaz sulfureux. Cette deuxième étape se déroulera au début du quatrième trimestre.

Après des retards importants dans les approbations réglementaires, l'expansion de Pouce Coupé les a toutes obtenues. Elle est présentement en cours de construction et devrait être en service à la fin du deuxième trimestre de 2010. Le forage directionnel horizontal sous la rivière Pouce Coupé a été achevé et les travaux de modernisation des raffineries sont présentement en cours, ce qui inclut le redéploiement du matériel utilisé. L'expansion de Pouce Coupé est censée coûter 28 millions de dollars et accroît la capacité à l'installation de 18 mmpc/j. Les expansions de Pouce Coupé et de Ante Creek traitent du gaz provenant de producteurs actifs dans la région de Montney.

De plus, la Fiducie prévoit investir environ 5 millions de dollars pour accroître la capacité de 10 mmpc/j à l'installation de Acme. L'augmentation de la capacité de Acme servira la progression de l'activité des producteurs dans la formation de méthane de houille de Horseshoe Canyon.

ÉLECTRICITÉ

Pour le premier trimestre de 2010, le bénéfice d'exploitation du secteur de l'électricité s'est établi à 16,9 millions de dollars, en regard de 24,1 millions de dollars pour la période correspondante de 2009. Le bénéfice d'exploitation a diminué par suite d'une baisse des prix obtenus pour l'électricité, des contributions des centrales de pointe alimentées au gaz et des coûts environnementaux plus élevés. Ces diminutions ont été en partie compensées par une baisse des coûts des CAÉ par suite d'une baisse des prix au comptant, des contributions de l'entreprise d'électricité commerciale et industrielle maintenant présentées dans le présent secteur et des contributions provenant du parc éolien de Bear Mountain.

Les produits nets du premier trimestre de 2010 ont atteint 23,5 millions de dollars, comparativement à 27,5 millions de dollars pour la période correspondante de 2009. Les produits nets ont diminué de 4,2 millions de dollars en raison de la baisse du prix au comptant en Alberta, qui s'est établi en moyenne à 40,88 $/MWh au premier trimestre de 2010, contre 63,01 $/MWh au premier trimestre de 2009 et 3,4 millions de dollars en raison d'une baisse des prix et des volumes couverts. Les centrales de pointe ont affiché des produits nets en baisse de 1,2 million de dollars en Alberta essentiellement en raison de la chute des prix de l'électricité en Alberta et d'une augmentation de 1,6 million de dollars des coûts environnementaux résultant en partie d'une production accrue provenant des CAÉ de Sundance B. Ces baisses ont été en partie compensées par 2,7 millions de dollars provenant de Bear Mountain où les activités commerciales ont commencé au quatrième trimestre de 2009, 2,6 millions de dollars provenant de la baisse des coûts des CAÉ et 0,9 million de dollars de contribution provenant de l'entreprise d'électricité commerciale et industrielle, qui étaient présentés auparavant dans le secteur du gaz.

Les charges d'exploitation et d'administration se sont élevées à 2,7 million de dollars au premier trimestre de 2010, en regard de 1,5 million de dollars pour la période correspondante de 2009. L'accroissement est dû aux coûts liés au développement des projets d'énergie renouvelable, à l'inclusion de l'entreprise d'électricité commerciale et industrielle et au commencement de l'exploitation commerciale à Bear Mountain au quatrième trimestre de 2009.

La dotation aux amortissements s'est établie à 3,8 millions de dollars pour le premier trimestre de 2010, par rapport à 1,9 million de dollars pour le premier trimestre de 2009. Cet accroissement est attribuable à l'ajout du parc éolien de Bear Mountain.

STATISTIQUES D'EXPLOITATION DE L'ÉLECTRICITÉ	Trimestres terminés les 31 mars	
	2010	2009
Volume d'électricité vendue (GWh)[1, 2]	**685**	664
Prix moyen obtenu à la vente d'électricité ($/MWh)[1, 2]	**62,16**	74,33
Prix au comptant moyen de l'Alberta Power Pool ($/MWh)[3]	**40,88**	63,01

[1] *Moyenne de la période.*

[2] *Inclut les ventes d'électricité à l'Alberta et à la Colombie-Britannique.*

[3] *Comprend uniquement les volumes en Alberta et les prix obtenus à la vente d'électricité.*

Le parc éolien de Bear Mountain a un rendement semblable à celui prévu étant donné les conditions de vent qui ont prévalu depuis que l'exploitation commerciale a débuté. Les turbines fonctionnent toutes et fournissent de l'électricité au réseau de la Colombie-Britannique. Les volumes de vent ont été inférieurs aux moyennes historiques au premier trimestre. L'incidence de la faiblesse des vents sur le bénéfice d'exploitation a été d'environ 2,0 millions de dollars au cours du trimestre d'après les vitesses normales des vents passés. Tous les attributs verts associés à la production de 2009 au parc éolien de Bear Mountain ont été vendus à des prix alignés sur les attentes de la direction, et l'évolution constante des règlements sur les émissions en Amérique du Nord, y compris les plans du gouvernement fédéral pour l'élimination progressive des centrales alimentées au charbon, devrait continuer à présenter des débouchés attrayants pour la mise en marché des attributs verts provenant de l'installation dans le futur.

Perspectives du secteur de l'électricité

En 2010, près des deux tiers de l'électricité livrée à l'Alberta Power Pool par la centrale de Sundance sont couverts à un prix d'environ 72 $/MWh, légèrement sous le prix couvert moyen en 2009. Les volumes couverts ont été légèrement supérieurs à la moyenne au premier trimestre, et légèrement inférieurs au deuxième trimestre en prévision de l'entretien planifié ayant trait aux CAÉ de Sundance B. Les prix à terme actuels, publiés quotidiennement dans les rapports de courtiers, s'établissent à environ 50 $/MWh pour le reste de 2010. Les prix continuellement bas du gaz naturel et une situation de surplus temporaire ont créé un contexte de tarification qui, selon la direction, ne durera pas à long terme. Une importante centrale alimentée au charbon en Alberta a été mise hors service à la fin de mars 2010, entraînant une diminution de l'approvisionnement en charge de base qui ne sera pas entièrement remplacé jusqu'au milieu de 2011, et l'amélioration de la conjoncture économique devrait se traduire par une hausse de la demande d'électricité dans la province. La première année complète de contribution du parc éolien de Bear Mountain, ainsi que l'ajout de la centrale de cogénération de Harmattan, qui devrait entrer en service au quatrième trimestre de 2010, auront pour effet d'atténuer la faiblesse sur le marché au comptant.

AltaGas construit actuellement une centrale de cogénération alimentée au gaz de 13 MW sur le site de son complexe Harmattan. La centrale devrait coûter environ 22 millions de dollars et permettra de livrer de l'électricité au réseau électrique albertain et d'utiliser la vapeur afin de fournir de la chaleur industrielle au complexe Harmattan. Il s'agit d'un procédé de production d'électricité très efficient qui permettra de réduire les émissions de gaz à effet de serre. Il accroît également la diversité du portefeuille d'actifs de production d'AltaGas et offrira une autre source de capacité assurant la sécurité des CAÉ de Sundance B. Toutes les approbations réglementaires ont été obtenues et l'installation devrait être mise en service au quatrième trimestre de 2010.

SIÈGE SOCIAL

Description des immobilisations du secteur Siège social

Le secteur Siège social comprend les coûts liés à la prestation de services généraux ainsi que les frais généraux indirects de l'entreprise, les placements dans des entités ouvertes et fermées, et l'incidence des variations de la valeur sur les actifs et les passifs de gestion du risque. La direction prend des décisions liées à l'exploitation et évalue le rendement de ses secteurs d'exploitation en fonction des résultats atteints et à l'aide de mesures financières clés comme le rendement des capitaux propres et le rendement du capital investi, compte non tenu de l'incidence de la volatilité des prix des marchandises, des taux d'intérêt et des taux de change. La direction évalue l'incidence de la comptabilisation fondée sur l'évaluation à la valeur de marché sur l'entité consolidée, puisque le risque est géré par portefeuille. Par conséquent, l'incidence de la comptabilisation fondée sur l'évaluation à la valeur de marché sur le bénéfice net est présentée et évaluée dans le secteur Siège social.

Analyse des variations du secteur Siège social

La perte d'exploitation du premier trimestre de 2010 a atteint 6,8 million de dollars, en regard de 8,0 millions de dollars pour la période correspondante de 2009. Le recul de la perte a surtout découlé de l'accroissement des gains latents sur les contrats de gestion du risque, en partie contrebalancé par une baisse des charges de rémunération et des revenus de placement.

Les produits nets se sont établis à 5,5 millions de dollars au premier trimestre de 2010, contre 1,2 million de dollars pour la période correspondante de 2009. Les produits nets ont augmenté de 4,8 millions de dollars en raison de la hausse des

gains latents sur les contrats de gestion du risque, en partie contrebalancée par une baisse des revenus de placement étant donné qu'AltaGas ne comptabilise plus les produits d'exploitation de Utility Group à la valeur de consolidation.

Les charges d'exploitation et d'administration se sont élevées à 11,6 millions de dollars pour le premier trimestre de 2010, en regard de 8,5 millions de dollars pour le premier trimestre de 2009. Les dépenses accrues ont été engagées pour soutenir les exigences réglementaires et la croissance de la Fiducie.

La dotation aux amortissements s'est établie à 0,7 million de dollars pour le premier trimestre de 2010, ce qui est comparable au montant du trimestre correspondant de 2009.

Perspectives du secteur Siège social

Exclusion faite de l'incidence de la comptabilisation fondée sur l'évaluation à la valeur de marché, la perte d'exploitation de 2010 devrait être supérieure à celle de 2009. Les charges d'exploitation et d'administration devraient être supérieures à celles de 2009 en raison de la croissance de la Fiducie, en plus des coûts liés à la réorganisation en société par actions et de la conformité à de nouvelles exigences relatives à la présentation de l'information financière. Les placements du secteur Siège social devraient également afficher des résultats moins élevés puisque les résultats de Utility Group n'y sont plus comptabilisés à titre de revenus de placement comptabilisés à la valeur de consolidation.

L'incidence des contrats de gestion du risque est fondée sur des estimations liées aux prix des marchandises, aux taux d'intérêt et aux taux de change au fil du temps. Les montants réels varient en fonction de ces inducteurs et, en conséquence, la direction ne peut prédire l'incidence des instruments financiers. Toutefois, l'incidence des normes comptables devrait être relativement faible, puisque la Fiducie utilise des instruments financiers pour gérer l'exposition aux variations des prix des marchandises et pour acheter et vendre du gaz et de l'électricité selon des marges bloquées. La Fiducie ne conclut pas d'instruments financiers à des fins de spéculation.

CAPITAL INVESTI

Au cours du premier trimestre de 2010, AltaGas a acquis des immobilisations, des placements à long terme et d'autres actifs totalisant 43,1 millions de dollars, comparativement à 36,0 millions de dollars pour le premier trimestre de 2009.

Capital investi net – type d'investissement				Trimestre terminé le 31 mars 2010
(en millions de dollars)	Secteur du gaz	Secteur de l'électricité	Secteur Siège social	Total
Capital investi				
Immobilisations	**42,5**	**3,7**	**2,0**	**48,2**
Placements à long terme et autres actifs	**-**	**(0,1)**	**(4,7)**	**(4,8)**
Capital investi net	**42,5**	**3,6**	**(2,7)**	**43,4**
Cessions :				
Placements à long terme et autres actifs	**(0,3)**	**-**	**-**	**(0,3)**
Capital investi net	**42,2**	**3,6**	**(2,7)**	**43,1**

Capital investi net – type d'investissement				Trimestre terminé le 31 mars 2009
(en millions de dollars)	Secteur du gaz	Secteur de l'électricité	Secteur Siège social	Total
Capital investi				
Immobilisations	**12,7**	**11,9**	**1,2**	**25,8**
Placements à long terme et autres actifs	**-**	**9,6**	**0,6**	**10,2**
Capital investi net	**12,7**	**21,5**	**1,8**	**36,0**

La Fiducie classe son capital investi dans les catégories entretien, croissance et administration.

Le capital de croissance totalisant 39,7 millions de dollars a été passé en charges au premier trimestre de 2010 (33,5 millions de dollars au premier trimestre de 2009). Dans le secteur du gaz, le capital de croissance comprenait 26,0 millions de dollars pour les actifs provenant de l'acquisition de Landis, 9,0 millions de dollars pour les projets d'expansion de collecte et traitement sur le terrain, 5,6 millions de dollars pour les projets de distribution de gaz naturel et 1,1 million de dollars pour le projet de fractionnement de Harmattan. Parmi les projets nécessitant du capital de croissance dans le secteur de l'électricité, notons les projets de mise en valeur d'énergie renouvelable de 1,8 million de dollars et le projet de cogénération du complexe Harmattan de 1,2 million de dollars. Dans le secteur Siège social, un capital de croissance totalisant (4,7) millions de dollars avait trait à une perte latente sur la valeur de marché de Magma Energy Corporation. Les charges d'administration et les dépenses au titre du capital investi dans la catégorie entretien pour le premier trimestre de 2010 se sont élevées respectivement à 2,0 millions de dollars et 1,4 million de dollars (respectivement 1,9 million de dollars et 0,6 million de dollars au premier trimestre de 2009).

Capital investi – utilisation

				Trimestre terminé le 31 mars 2010
(en millions de dollars)	Secteur du gaz	Secteur de l'électricité	Secteur Siège social	Total
Capital investi				
Entretien	**0,8**	**0,6**	**-**	**1,4**
Croissance	**41,7**	**3,0**	**(4,7)**	**40,0**
Administration	**-**	**-**	**2,0**	**2,0**
Capital investi	**42,5**	**3,6**	**(2,7)**	**43,4**

Capital investi – utilisation

				Trimestre terminé le 31 mars 2009
(en millions de dollars)	Secteur du gaz	Secteur de l'électricité	Secteur Siège social	Total
Capital investi				
Entretien	**0,6**	**-**	**-**	**0,6**
Croissance	**12,0**	**21,5**	**-**	**33,5**
Administration	**0,1**	**-**	**1,8**	**1,9**
Capital investi	**12,7**	**21,5**	**1,8**	**36,0**

INSTRUMENTS FINANCIERS

AltaGas a conclu des contrats de dérivés financiers pour gérer son exposition aux fluctuations des prix des marchandises, des taux d'intérêt et des taux de change. Au cours du premier trimestre de 2010, la Fiducie détenait des positions dans les types de dérivés suivants :

- Contrats à terme sur marchandises : la Fiducie conclut des contrats à terme sur le gaz, l'électricité et d'autres marchandises pour gérer son portefeuille d'actifs et arrêter des marges sur des contrats d'achat et de vente adossés. Dans un contrat à terme, une partie accepte de livrer une quantité donnée d'un actif sous-jacent à l'autre partie à une date ultérieure et à un prix donné. Les négociations de l'entreprise Services énergétiques sont principalement fondées sur cette base.

- Swaps sur marchandises : la Fiducie conclut des swaps fixes-variables sur le prix de l'électricité pour gérer l'exposition de son portefeuille d'installations électriques. Un swap fixe-variable sur le prix est un accord entre deux parties visant l'échange d'un prix fixe contre un prix variable. Les résultats du secteur de l'électricité sont grandement touchés par le prix de l'électricité en Alberta. AltaGas emploie des instruments dérivés sur marchandises afin de gérer l'exposition de la Fiducie à la volatilité des prix de l'électricité. L'Alberta Power Pool fixe les prix de l'électricité selon un tarif horaire, et les prix ont varié entre 8,09 $/MWh et 376,37 $/MWh au premier trimestre de 2010. Le prix au comptant moyen s'est établi à 40,88 $/MWh au premier trimestre de 2010 (63,01 $/MWh au premier trimestre de 2009). AltaGas a atténué l'incidence de cette volatilité sur ses activités au moyen de couvertures financières sur une tranche de son portefeuille d'actifs. Le prix moyen obtenu par la Fiducie pour l'électricité a été de

62,16 $/MWh au premier trimestre de 2010 (74,33 $/MWh au premier trimestre de 2009). En 2010, près des deux tiers de l'électricité livrée à l'Alberta Power Pool par la centrale de Sundance ont été couverts au prix d'environ 72 $/MWh.

- Couvertures des différentiels de fractionnement de LGN : la Fiducie conclut des swaps fixes-variables sur les différentiels de fractionnement de LGN pour gérer ces différentiels. Les résultats de l'entreprise d'extraction et transport découlent des variations des différentiels de fractionnement des LGN. Au 31 mars 2010, la Fiducie avait conclu des ententes visant des différentiels de fractionnement des LGN couvrant 2 800 b/j à un prix moyen d'environ 21 $/b. Le différentiel de fractionnement moyen au comptant a été de 35,38 $/b au premier trimestre de 2010 (15,20 $/b au premier trimestre de 2009). Le différentiel de fractionnement moyen réalisé a été de 30,42 $/b au premier trimestre de 2010 (25,29 $/b au premier trimestre de 2009). La Fiducie a aussi couvert une moyenne de 2 817 b/j, ou environ 66 % des volumes qui sont exposés aux prix au comptant pour 2010, à un prix approximatif de 21 $/b. En outre, la Fiducie a couvert 700 b/j, ou environ 15 % des volumes qui sont exposés aux prix au comptant pour 2011, à un prix approximatif de 20 $/b.

- Contrats de taux d'intérêt à terme : la Fiducie conclut des swaps de taux d'intérêt en vertu desquels des flux de trésorerie à taux fixe sont échangés contre des flux de trésorerie à taux variable. Au 31 mars 2010, la Fiducie avait des swaps de taux d'intérêt totalisant 80 millions de dollars à échéances variées jusqu'au 31 mars 2012. Au 31 mars 2010, la Fiducie avait fixé le taux d'intérêt de 75 % de sa dette, y compris des billets à moyen terme et des contrats de location-acquisition.

- Contrats de change à terme : le risque de change créé par la négociation de conventions commerciales en devises est géré au moyen de contrats de change à terme en vertu desquels un taux fixe est arrêté en regard d'un taux variable, et de conventions d'option en vertu desquelles est achetée ou vendue une option visant des opérations en devises à une date ultérieure.

La juste valeur des dérivés d'électricité, de gaz naturel et de LGN a été calculée selon les prix à terme estimatifs publiés de la période considérée. La juste valeur des dérivés de taux d'intérêt est calculée selon les cours du marché.

La Fiducie n'exerce pas d'activités de spéculation sur le prix des marchandises et, par conséquent, ne conclut pas d'opérations sur marchandises qui créent une exposition additionnelle ou qui sont uniquement fondées sur les attentes en matière de variation future des prix de l'électricité sur le marché. Les opérations sur marchandises sont utilisées afin de fixer les marges, d'optimiser les actifs corporels sous-jacents ou de réduire l'exposition aux variations du prix de l'électricité. AltaGas a un groupe de gestion du risque qui examine quotidiennement les risques liés aux marchandises et au crédit, et qui a conçu et applique une politique de gestion du risque et un programme de couverture prudents.

SITUATION DE TRÉSORERIE

Selon les prévisions d'AltaGas, aucune tendance ou incertitude connue ne devrait réduire l'accès de la Fiducie à ses sources de financement habituelles. L'émission de billets à moyen terme en 2009 et au premier trimestre de 2010, un placement de titres en 2009 et la majoration de la note de crédit par DBRS et S&P en 2009 indiquent que la situation financière de la Fiducie est solide et que cette dernière est en mesure d'obtenir du financement. Chacune des facilités de crédit de la Fiducie porte une date d'échéance à laquelle, en l'absence d'un remplacement, d'une prorogation ou d'un renouvellement, la dette visée par la facilité de crédit devient remboursable. La première date d'échéance des facilités de crédit de la Fiducie est août 2010. La Fiducie s'attend à conclure de nouveaux arrangements d'emprunt avec un consortium de banques autour du 1er juillet 2010, date à laquelle aura lieu la réorganisation de la Fiducie en société par actions.

Flux de trésorerie	Trimestres terminés les 31 mars	
(en millions de dollars)	**2010**	2009
Flux de trésorerie d'exploitation	**37,0**	30,7
Activités d'investissement	**(28,4)**	(48,1)
Activités de financement	**(6,1)**	23,1
Variation de la trésorerie	**2,5**	5,7

Flux de trésorerie d'exploitation

Les flux de trésorerie d'exploitation présentés dans les états des flux de trésorerie consolidés se sont établis à 37,0 millions de dollars au premier trimestre de 2010, contre 30,7 millions de dollars au premier trimestre de 2009. L'accroissement des flux de trésorerie d'exploitation découlait de la baisse du fonds de roulement hors caisse, en partie compensée par un recouvrement d'impôts sur les bénéfices futurs, un recul du bénéfice net et une augmentation des gains latents et des revenus de placement autres que d'exploitation.

Fonds de roulement		31 mars
(en millions de dollars, sauf le ratio du fonds de roulement)	**2010**	2009
Actif à court terme	**325,3**	359,5
Passif à court terme	**687,8**	267,5
Fonds de roulement	**(362,5)**	92,0
Ratio du fonds de roulement	**0,47**	1,34

Le fonds de roulement était déficitaire de 362,5 millions de dollars au 31 mars 2010, comparativement à un solde positif de 92,0 millions de dollars au 31 mars 2009. Le ratio du fonds de roulement était de 0,47 à la fin du premier trimestre de 2010, par rapport à 1,34 à la fin du premier trimestre de 2009. La variation reflète principalement le classement dans le passif à court terme de la tranche de la dette à long terme échéant à moins d'un an, dont l'échéance est en 2010. Le 27 mars 2010, la Fiducie a émis des billets à moyen terme totalisant 200 millions de dollars. Le billet porte intérêt à un taux nominal de 5,49 % et vient à échéance le 27 mars 2017. Le produit du billet a servi à régler la dette bancaire et les activités aux fins générales de l'entreprise.

Activités d'investissement

Les flux de trésorerie affectés aux activités d'investissement au premier trimestre de 2010 ont été de 28,4 millions de dollars, par rapport à 48,1 millions de dollars pour le trimestre correspondant de 2009. Ce recul résulte de la réduction des dépenses en immobilisations, d'une réduction des liquidités soumises à restrictions détenues par les clients et de la cession des placements à court terme. Cette baisse a été en partie contrebalancée par l'acquisition de Landis.

Activités de financement

Les flux de trésorerie générés par les activités de financement se sont élevés à 6,1 millions de dollars au premier trimestre de 2010, par rapport aux fonds de trésorerie de financement de 23,1 millions de dollars au premier trimestre de 2009. Ces fonds de trésorerie ont diminué à cause d'une baisse du produit de l'émission de parts au premier trimestre de 2009 et d'une hausse des distributions versées aux porteurs de parts et d'un remboursement de la dette à long terme renouvelable compensé en partie par l'émission de billets à moyen terme de 200 millions de dollars.

SOURCES DE FINANCEMENT

L'utilisation du financement par capitaux d'emprunt ou par capitaux propres dépend de la structure du capital d'AltaGas, qui est établie en fonction des normes et des risques associés à chacun de ses secteurs d'activité. Au 31 mars 2010, l'encours de la dette d'AltaGas totalisait 1 043,0 millions de dollars, en hausse par rapport à 1 014,7 millions de dollars au 31 décembre 2009. Au 31 mars 2010, la Fiducie avait 700,0 millions de dollars en billets à moyen terme en circulation et

avait accès à des emprunts au taux préférentiel, à des emprunts au taux de base, à des emprunts au TIOL, à des acceptations bancaires et à des lettres de crédit en vertu de lignes de crédit bancaire totalisant 816 millions de dollars. Au 31 mars 2010, l'encours de la dette bancaire prélevée de la Fiducie s'établissait à 330,3 millions de dollars et les lettres de crédit en cours totalisaient 55,9 millions de dollars sur la facilité de lettre de crédit renouvelable à échéance prorogeable, les facilités de crédit consortiales et les facilités d'exploitation à vue.

Au 31 mars 2010, la tranche de la dette à long terme échéant à moins d'un an de la Fiducie s'établissait à 416,6 millions de dollars. La direction de la Fiducie compte harmoniser le moment du renouvellement de ses facilités de crédit avec le moment de la réorganisation en société par actions, prévue autour du 1er juillet 2010. La Fiducie a entrepris des discussions auprès de membres actuels et éventuels du consortium et ne prévoit aucune difficulté à renouveler ou à augmenter ses facilités de crédit.

Toutes les facilités d'emprunt sont sous réserve des clauses restrictives habituelles pour ce genre de facilités, qui doivent être respectées chaque fin de trimestre. AltaGas respecte ces clauses restrictives chaque trimestre depuis la mise en place des facilités. Le multiple de couverture d'intérêt des bénéfices de la Fiducie pour les douze mois terminés le 31 mars 2010 était de 3,92 fois.

Facilités de crédit (en millions de dollars)	Capacité d'emprunt	**En cours au 31 mars 2010**	En cours au 31 décembre 2009
Facilité de crédit d'exploitation à vue	86,0	**20,4**	16,3
Facilité de lettres de crédit	75,0	**50,8**	56,7
Facilité de crédit consortiale[1]	150,0	**-**	-
Facilité de crédit renouvelable consortiale[2]	375,0	**186,3**	350,8
Facilité de crédit à terme renouvelable de Utility Group[3]	130,0	**128,7**	130,0
	816,0	**386,2**	553,8

[1] *Facilité de crédit renouvelable venant à échéance le 13 août 2010.*

[2] *Facilité de crédit renouvelable venant à échéance le 30 septembre 2010.*

[3] *Facilité de crédit renouvelable venant à échéance le 17 novembre 2010.*

Au 31 mars 2010, la Fiducie détenait une facilité de lettre de crédit renouvelable, à échéance prorogeable pour une période de trois ans, non garantie, de 75,0 millions de dollars (75,0 millions de dollars au 31 décembre 2009) auprès d'une banque à charte canadienne et dont l'échéance était le 30 septembre 2010. AltaGas peut emprunter jusqu'à 25,0 millions de dollars sur la facilité de lettre de crédit au moyen d'emprunts au taux préférentiel, d'emprunts au taux de base américain, d'emprunts au TIOL ou d'acceptations bancaires. Ces emprunts entraînent des frais et portent intérêt aux taux applicables selon la nature des montants prélevés. Au 31 mars 2010, la Fiducie avait émis des lettres de crédit pour un montant de 50,8 millions de dollars (46,7 millions de dollars au 31 décembre 2009) aux termes de sa facilité de lettres de crédit à terme renouvelable à échéance prorogeable et des lettres de crédit de 5,1 millions de dollars (5,1 millions de dollars au 31 décembre 2009) aux termes de ses facilités de crédit d'exploitation à vue.

La Fiducie prévoit renouveler ses facilités de crédit en 2010 ou vers le 1er juillet 2010 lorsque sa réorganisation en société par actions aura lieu.

PARTIES LIÉES

En vertu d'un bail pour des locaux de bureaux et du matériel, la Fiducie paie un loyer à 2013761 Ontario Inc., qui appartient à certains employés d'AltaGas. Des paiements de 22 496 $ ont été faits au premier trimestre de 2010 (22 638 $ au premier trimestre de 2009), soit la valeur d'échange des biens convenue par les deux parties. Le bail arrive à échéance en décembre 2011.

RENSEIGNEMENTS SUR LES PARTS DE FIDUCIE

Au 31 mars 2010, la Fiducie comptait 78,9 millions de parts de fiducie et 2,1 millions de parts échangeables en circulation, et sa capitalisation boursière s'établissait à 1,5 milliard de dollars, d'après un cours de clôture de 18,40 $ la part de fiducie

le 31 mars 2010. Au 31 mars 2010, 3,8 millions d'options étaient en cours et 1,3 million d'options pouvaient être exercées en vertu des modalités du régime d'options d'achat de parts.

DISTRIBUTIONS

Les distributions d'AltaGas sont déterminées compte tenu des flux de trésorerie durables, qui sont tributaires du bénéfice net consolidé, du capital investi au titre des catégories entretien et croissance, et des exigences de remboursement de la dette de la Fiducie. AltaGas a pu maintenir ses distributions grâce aux liquidités provenant de l'exploitation. Au premier trimestre de 2010, la Fiducie a déclaré des distributions de 43,7 millions de dollars et détenait des liquidités provenant de l'exploitation de 51,3 millions de dollars (respectivement 41,3 millions de dollars et 57,0 millions de dollars pour le premier trimestre de 2009), ou un ratio dividendes/bénéfice de 85 % (72 % pour le premier trimestre de 2009).

Le tableau suivant résume l'historique des distributions déclarées par AltaGas depuis 2008 :

Distributions
Exercices terminés les 31 décembre

(en dollars par part)	**2010**	2009	2008
Premier trimestre	**0,540**	0,540	0,525
Deuxième trimestre	-	0,540	0,525
Troisième trimestre	-	0,540	0,535
Quatrième trimestre	-	0,540	0,540
Total	**0,540**	2,160	2,125

RÉORGANISATION DE L'ENTREPRISE

AltaGas prévoit devenir une société par actions autour du 1er juillet 2010 par suite des modifications apportées par le gouvernement du Canada au traitement fiscal des fiducies de revenu en vigueur au 1er janvier 2011. En 2009, une loi fédérale a été adoptée visant la conversion d'une fiducie de revenu en société par actions, avec report d'impôt.

AltaGas a l'intention de continuer à mettre en œuvre sa stratégie de croissance tout en s'efforçant d'offrir aux investisseurs un équilibre entre le revenu et la croissance. Lorsque AltaGas sera une société, le conseil d'administration prévoit déclarer un dividende annuel de 1,32 $ l'action en appui à la stratégie de croissance future de la Fiducie et pour offrir un dividende durable stable par la suite. Le conseil d'administration prévoit également verser un dividende mensuel. Après l'arrangement, le conseil d'administration approuvera la politique de dividendes, sous réserve de la conjoncture économique et financière qui prévaudra à cette date. Jusqu'à sa réorganisation en société par actions, AltaGas prévoit continuer de verser un dividende mensuel de 0,18 $ la part de fiducie.

AltaGas a toujours exécuté sa stratégie comme une société efficiente sur le plan fiscal et s'est concentrée sur les mesures financières traditionnelles telles que le résultat par part et le rendement des capitaux propres. Elle ne mise pas sur la structure de la Fiducie pour soutenir ses activités.

OPÉRATIONS NON MONÉTAIRES

AltaGas a conclu avec un tiers une opération non monétaire qui lui a permis d'échanger des certificats d'énergie renouvelable (CER) de la Colombie-Britannique en contrepartie de réductions d'émissions vérifiées qui ont été générées en Alberta. Les CER seront créés grâce à l'énergie produite de 2009 à 2011 par le parc éolien de Bear Mountain. Les réductions d'émissions vérifiées reçues par AltaGas ont servi à réduire les coûts engagés pour se conformer au *Specified Gas Emitters Regulation* (SGER) en 2010.

MODIFICATIONS DE CONVENTIONS COMPTABLES

NORMES INTERNATIONALES D'INFORMATION FINANCIÈRE (IFRS)

Le Conseil des normes comptables (CNC) a confirmé en février 2009 que les entités ayant une obligation publique de rendre des comptes devront adopter les IFRS en remplacement des PCGR du Canada pour les périodes financières ouvertes à compter du 1er janvier 2011.

AltaGas a amorcé le processus de transition des PCGR du Canada aux IFRS en avril 2008. AltaGas a réuni une équipe de projet dirigée par les cadres des Finances et constituée des représentants des divers secteurs de l'organisation requis pour planifier et réaliser une transition en douceur vers les IFRS. Un suivi sur l'avancement du projet de mise en œuvre des IFRS au comité de vérification du conseil d'administration est effectué sur une base régulière.

Le projet de mise en œuvre comporte six phases qui, dans certains cas, se dérouleront simultanément puisque les IFRS s'appliquent à des secteurs particuliers tout au long du processus :

- Phase de délimitation de la portée du projet – Cette phase comprend une évaluation globale des éléments clés qui subiront l'incidence de la conversion aux IFRS et la détermination des normes et des interprétations qui s'appliquent à la Fiducie. Cette phase a été achevée en juillet 2008.
- Phase de diagnostic – Cette phase consiste à évaluer chaque norme et chaque interprétation et permet de déceler les modifications requises aux conventions comptables existantes, aux systèmes d'information et aux processus d'affaires. Un exemple d'états financiers selon les IFRS a été préparé pour faciliter davantage le processus de conversion. Cette phase a été achevée en décembre 2008.
- Phase de conception et de planification – Cette phase consiste à évaluer et à adopter les différentes méthodes comptables possibles, les exemptions optionnelles et les exemptions obligatoires. L'évaluation de l'incidence quantitative de l'adoption des IFRS est en cours.
- Phase d'élaboration de solutions – D'après les méthodes comptables adoptées, l'équipe de projet définit et met au point les systèmes, les processus et la formation requis pour la mise en œuvre de solutions cibles conformes aux IFRS. L'évaluation de l'incidence quantitative de l'adoption des IFRS est en cours.
- Phase de mise en application – Au cours de la période de présentation de l'information selon les deux référentiels comptables s'échelonnant du 1er janvier au 31 décembre 2010, les modifications de méthodes et de conventions comptables sont mises en œuvre et testées. L'information financière conforme aux IFRS est recueillie permettant la présentation des chiffres correspondants en 2011. Le cas échéant, des processus de soutien de l'attestation par le chef de la direction et le chef des finances seront mis en œuvre. Une formation est offerte pour aider à l'adoption des IFRS.
- Phase d'analyse après la mise en application – Des états financiers selon les IFRS sont dressés pour chaque période. Des vérificateurs externes sont engagés pour qu'ils donnent leur avis sur la conformité des états financiers aux exigences des IFRS. Le processus d'attestation par le chef de la direction ou le chef des finances est pleinement engagé pour une conversion aux IFRS conformément aux contrôles et procédures de communication de l'information et aux contrôles internes à l'égard de l'information financière. Les résultats obtenus sont comparés aux objectifs cibles, notamment l'amélioration de l'efficacité de l'information financière, pour confirmer que le projet est un succès, indiquant ainsi sa fin.

AltaGas prévoit que le projet de transition sera réalisé selon l'échéancier et que les obligations d'information selon les IFRS pour 2011 seront respectées.

Ajustements des états financiers

IFRS 1, «Première application des Normes internationales d'information financière», permet aux entités qui adoptent les IFRS pour la première fois de bénéficier d'un certain nombre d'exemptions optionnelles et d'exceptions obligatoires aux exigences générales relatives à l'application rétrospective complète des IFRS. De plus, d'autres normes offrent une alternative comptable ayant fait l'objet d'une évaluation et d'une adoption prospective à compter du 1er janvier 2010, soit la date de transition aux IFRS. AltaGas évalue actuellement les choix de normes et de conventions comptables.

AltaGas a analysé les diverses possibilités de conventions comptables disponibles et a déterminé la plus appropriée pour les activités commerciales de la Fiducie. D'après l'analyse effectuée jusqu'à présent, la Fiducie n'a décelé aucune incidence importante possible sur les états financiers.

IFRS 3, «Regroupements d'entreprises»	• L'exemption de l'IFRS 1 est disponible et devrait être appliquée à compter du 1er janvier 2011, sans application rétrospective avant le 1er janvier 2011.
	• Les nouvelles normes canadiennes sur les regroupements d'entreprises, les états financiers consolidés et les participations ne donnant pas le contrôle permettent l'adoption anticipée en date du 1er janvier 2010. AltaGas ne procédera pas à l'adoption anticipée de cette norme.
IAS 21, «Effets des variations des cours des monnaies étrangères»	• L'exemption de l'IFRS 1 est disponible et devrait être appliquée à compter du 1er janvier 2010. La présentation du montant en monnaies étrangères est confirmée en dollars canadiens. • L'écart de change cumulatif devrait être ramené à zéro à compter du 1er janvier 2010.
IAS 19, «Avantages du personnel»	• L'exemption de l'IFRS 1 est disponible et devrait être appliquée au 1er janvier 2010. • La méthode du corridor devrait être choisie après le 1er janvier 2010 pour les écarts actuariels.
IAS 16, «Immobilisations corporelles»	• L'exemption de l'IFRS 1 est disponible et devrait être appliquée au coût présumé à la date de transition à certains éléments des immobilisations corporelles. • Le modèle de coût devrait être choisi pour toutes les catégories d'actifs, ainsi la méthode de la réévaluation ne sera pas appliquée.
IAS 38, «Immobilisations incorporelles»	• Le modèle de coût a été retenu pour les immobilisations incorporelles.
IAS 23, «Coûts d'emprunt»	• L'exemption de l'IFRS 1 est disponible et devrait être appliquée de façon prospective à compter du 1er janvier 2010.
IAS 17, «Contrats de location»	• L'exemption de l'IFRS 1 est disponible et devrait être retenue. • Aucun changement dans le classement des contrats de location n'a été jugé nécessaire jusqu'à présent.
IAS 32, «Instruments financiers : Présentation» IAS 39, «Instruments financiers : Comptabilisation et évaluation»	• Classement des parts de la Fiducie qui devraient être présentées comme capitaux propres. • Dérivés incorporés acquis auparavant selon le Manuel canadien identifiés et mesurés pour comptabilisation à la date de transition conformément à l'IFRIC 9, «Réexamen de dérivés incorporés». • Méthode du critère d'efficacité de la couverture évaluée et opérations de couverture non efficaces retraitées au moyen du profit ou de la perte. • La direction évalue l'incidence de la nouvelle norme IFRS 9 sur les instruments financiers.
IAS 37, «Provisions, passifs éventuels et actifs éventuels»	• L'exemption de l'IFRS 1 est disponible et devrait être appliquée de façon prospective à compter du 1er janvier 2010. • L'IAS 37 devrait être appliquée pour évaluer les passifs relatifs au démantèlement et à la remise en état et des passifs similaires et pour des litiges.
IAS 36, «Dépréciation d'actifs»	• Les unités génératrices de trésorerie ont été identifiées.
IAS 12, «Impôts sur le résultat»	• La version actuelle de l'IAS 12 a été utilisée pour évaluer les ajustements requis des actifs et passifs d'impôt différé. • Parce que les IFRS influent sur les profits avant impôt présentés d'AltaGas, ces différences, à la fois à l'adoption des IFRS et par la suite, seront évaluées pour déterminer le traitement fiscal approprié pour la

	déclaration fiscale et pour le calcul de la provision pour impôt.
IAS 34, «Information financière intermédiaire»	• Les premiers états financiers intermédiaires dressés selon les IFRS seront préparés pour la période se terminant le 31 mars 2011 conformément à l'IAS 34. • Un exemple d'états financiers a été préparé pour vérifier le processus de préparation des états financiers dressés selon les IFRS.
Exposé-sondage sur les IFRS – Activités à tarifs réglementés	• Jusqu'à maintenant, les PCGR du Canada permettaient aux services publics de comptabiliser l'incidence de la tarification par la comptabilisation des actifs et passifs réglementaires, qui équivaut au report des charges (produits) à une période future pour correspondre aux tarifs plus élevés (plus faibles) recouvrés au cours de cette période, habituellement par suite d'une décision approuvée par l'organisme de réglementation. Cette approche n'est pas conforme à la comptabilisation des actifs et passifs prescrite par les IFRS. Il n'y a pas d'IFRS correspondante se rapportant à la comptabilisation des activités à tarifs réglementés, et les règles générales des IFRS doivent être appliquées avec des ajustements importants aux soldes d'ouverture à la date de transition et à la comptabilisation des produits au cours de périodes futures.

Contrôles et procédures de communication de l'information et cadre de contrôle interne

- Une évaluation des risques à l'égard des contrôles et procédures de communication de l'information et du cadre de contrôle interne a été mise en place au cours de 2010.
- L'alignement du processus de conversion aux IFRS et du processus d'attestation a commencé au cours de la phase de planification.

Étant donné que le International Accounting Standards Board (IASB) continue de publier de nouvelles normes ou des normes modifiées, la Fiducie évaluera l'incidence sur le plan de conversion aux IFRS.

État du projet

AltaGas a entrepris des discussions auprès de vérificateurs externes concernant les soldes d'ouverture selon les IFRS, ainsi que le calendrier d'application pour le travail de vérification. À l'heure actuelle, il n'est pas possible de raisonnablement évaluer l'incidence générale des IFRS sur les états financiers consolidés de la Fiducie.

AltaGas fournira d'autres informations sur les éléments clés du plan et sur l'avancement du projet à mesure qu'elles seront disponibles.

PRINCIPALES CONVENTIONS COMPTABLES

Les principales conventions comptables d'AltaGas sont restées inchangées depuis le 31 décembre 2009 à l'exception de ce qui est présenté dans les notes afférentes aux états financiers consolidés intermédiaires pour le trimestre terminé le 31 mars 2010. Pour en savoir plus à l'égard de ces conventions, se reporter aux notes afférentes aux états financiers consolidés vérifiés contenues dans le rapport annuel 2009 d'AltaGas.

PRINCIPALES ESTIMATIONS COMPTABLES

Comme la détermination de la valeur de nombreux actifs, passifs, produits et charges dépend des événements futurs, la préparation des états financiers consolidés de la Fiducie requiert l'utilisation d'estimations et d'hypothèses fondées sur un jugement prudent. Les principales conventions comptables d'AltaGas sont contenues dans les notes afférentes aux états financiers consolidés. Certaines de ces conventions portent sur des estimations comptables critiques à cause de l'exigence voulant que des jugements particulièrement subjectifs ou complexes soient faits à l'égard de questions qui sont intrinsèquement incertaines et en raison de la probabilité que des montants sensiblement différents puissent être constatés dans des conditions différentes ou selon des hypothèses différentes.

Les principales estimations comptables d'AltaGas demeurent la dotation aux amortissements, les obligations liées à la mise hors service d'immobilisations, l'évaluation de la dépréciation des actifs, les impôts sur les bénéfices, les actifs et les passifs au titre des régimes de retraite et les actifs et les passifs découlant de la réglementation des tarifs. Pour une analyse complète de ces estimations comptables, se reporter au rapport de gestion figurant dans le rapport annuel 2009 d'AltaGas et aux notes afférentes aux états financiers consolidés intermédiaires pour le trimestre terminé le 31 mars 2010.

ARRANGEMENTS HORS BILAN

La Fiducie n'a conclu aucun arrangement contractuel par lequel une entité non consolidée peut avoir une obligation en vertu de certains contrats de garantie, un droit conservé ou éventuel sur des actifs cédés à une entité non consolidée ou un arrangement semblable qui sert de soutien au risque de crédit, d'illiquidité ou de marché à cette entité pour ces actifs. La Fiducie n'a aucune obligation en vertu d'instruments dérivés ou d'un droit variable important dans une entité non consolidée qui fournit du financement, des liquidités, du soutien en matière de risque de marché ou de risque de crédit, ou encore qui fournit des services de crédit-bail, de couverture ou de recherche et développement à la Fiducie.

CONTRÔLES ET PROCÉDURES DE COMMUNICATION DE L'INFORMATION ET CONTRÔLE INTERNE À L'ÉGARD DE L'INFORMATION FINANCIÈRE

La direction de la Fiducie a la responsabilité d'établir et de maintenir les contrôles et procédures de communication de l'information (CPCI) et le contrôle interne à l'égard de l'information financière (CIIF), tels qu'ils sont définis dans le *Règlement 52-109 sur l'attestation de l'information présentée dans les documents annuels et intermédiaires des émetteurs*. Ce règlement vise à améliorer la qualité, la fiabilité et la transparence des documents déposés ou transmis en vertu des lois sur les valeurs mobilières.

Le chef de la direction et le chef des finances ont conçu, avec le concours d'employés de la Fiducie, des CPCI et un CIIF destinés à fournir une assurance raisonnable que les informations importantes ayant trait à la Fiducie sont portées à leur attention, qu'elles sont présentées en temps opportun, que l'information financière est fiable et que les états financiers préparés aux fins externes sont conformes aux PCGR du Canada. Au cours du premier trimestre de 2010, il n'y a eu aucune modification apportée au CIIF de la Fiducie qui ait affecté considérablement le CIIF de la Fiducie ou qui risque de le faire.

SOMMAIRE DES RÉSULTATS CONSOLIDÉS DES HUIT DERNIERS TRIMESTRES

(en millions de dollars)	**T1-10**	T4-09	T3-09	T2-09	T1-09	T4-08	T3-08	T2-08
Total des produits	**360,5**	336,4	291,4	285,8	354,6	424,6	460,7	487,1
Produits nets[1]	**127,2**	115,4	114,7	114,3	112,1	125,8	122,7	117,3
Bénéfice d'exploitation[1]	**42,7**	38,8	45,4	45,5	44,7	54,1	50,7	37,0
Bénéfice net	**36,4**	32,1	34,7	36,9	37,5	39,6	53,5	32,9

(en dollars par part)	**T1-10**	T4-09	T1-09	T2-09	T1-09	T4-08	T3-08	T2-08
Bénéfice net								
De base	**0,45**	0,40	0,44	0,47	0,50	0,55	0,75	0,49
Dilué	**0,45**	0,40	0,43	0,46	0,49	0,56	0,75	0,49
Distributions déclarées	**0,54**	0,54	0,54	0,54	0,54	0,540	0,535	0,525

[1] *Mesure financière non conforme aux PCGR. Se reporter à la rubrique «Mesures financières non conformes aux PCGR».*

Les tendances qui se dégagent des activités d'AltaGas au cours des huit derniers trimestres reflètent : la croissance interne de l'entreprise, les acquisitions, la hausse générale des prix de l'électricité en Alberta jusqu'à 2009, l'augmentation des différentiels de fractionnement de LGN pendant la quasi-totalité de 2008 et la volatilité des prix des marchandises au cours des récents trimestres.

Les éléments importants qui ont eu une incidence sur les résultats trimestriels distincts sont présentés ci-dessous :

- Au deuxième trimestre de 2008, le bénéfice d'exploitation a subi l'incidence d'arrêts prolongés liés à l'entretien dans l'entreprise du gaz et d'une charge non récurrente passée en charges dans les coûts de développement de projets.
- Au troisième trimestre de 2008, AltaGas a constaté un recouvrement d'impôts de 13,8 millions de dollars lié à un passif d'impôts futurs réduit du fait de la baisse des taux d'imposition effectifs découlant de la restructuration d'entités juridiques au sein de la structure de la Fiducie.
- Au troisième trimestre de 2008, deux arrêts liés à l'entretien et une panne imprévue en raison de l'incendie d'un réchauffeur de combustible liquide au complexe Harmattan ont nui au bénéfice d'exploitation.
- À la fin du quatrième trimestre de 2008 et au premier semestre de 2009, les prix de l'électricité, du gaz naturel et des LGN ont chuté, brisant ainsi la tendance historique de prix de ces produits. L'activité des producteurs du bassin sédimentaire de l'Ouest canadien a subi le contrecoup de la réduction des prix du gaz naturel.
- Au deuxième trimestre de 2009, la Fiducie a réalisé un placement à court terme qui a donné lieu à un gain latent de 4,6 millions de dollars.
- Au cours de 2009, la Fiducie a rajusté les passifs liés à des opérations sur le gaz naturel du secteur Services énergétiques, dégageant des produits d'exploitation non récurrents de 9,2 millions de dollars.
- Au cours du quatrième trimestre de 2009, le parc éolien de Bear Mountain a été entièrement relié au réseau électrique de la Colombie-Britannique et a satisfait aux exigences d'exploitation commerciale lui permettant d'obtenir le prix ferme aux termes de l'entente d'achat d'électricité de 25 ans conclue avec BC Hydro.
- Au cours du quatrième trimestre de 2009, la Fiducie a fait l'acquisition de toutes les actions ordinaires en circulation de Utility Group qu'elle ne détenait pas déjà pour un montant de 204,5 millions de dollars, y compris la dette prise en charge.
- Au cours du quatrième trimestre de 2009, AltaGas a fait l'acquisition de 75,1 % de tous les prêts consentis aux actionnaires et des actions ordinaires de Heritage Gas Ltd. en circulation qu'elle ne détenait pas déjà, pour un montant de 111,0 millions de dollars.
- Au cours du premier trimestre de 2010, la Fiducie a acquis la totalité des actions ordinaires de Landis pour un montant de 25,6 millions de dollars.

Bilans consolidés

(non vérifié)

(en milliers de dollars)	**31 mars 2010**		31 décembre 2009	
ACTIF				
Actif à court terme				
Trésorerie et équivalents de trésorerie	**6 317**	**$**	3 739	$
Placement à court terme *(note 6)*	**16 191**		19 436	
Débiteurs	**184 747**		203 673	
Stocks	**1 106**		1 401	
Liquidités soumises à restrictions provenant des clients	**25 458**		27 228	
Actifs réglementaires	**45**		2 567	
Gestion du risqué	**79 398**		66 271	
Charges payées d'avance et autres actifs à court terme	**12 046**		7 505	
	325 308		331 820	
Immobilisations	**1 884 970**		1 857 095	
Ententes, contrats et relations de services énergétiques	**126 458**		128 949	
Écart d'acquisition	**201 764**		201 728	
Actifs réglementaires	**62 642**		60 885	
Gestion du risqué	**26 380**		18 132	
Placements à long terme et autres actifs	**25 295**		30 487	
	2 652 817	**$**	2 629 096	$
PASSIF ET AVOIR DES PORTEURS DE PARTS				
Passif à court terme				
Créditeurs et charges à payer	**145 748**	**$**	158 319	$
Distributions à payer aux porteurs de parts	**14 589**		15 110	
Dette à court terme	**18 959**		14 626	
Tranche de la dette à long terme échéant à moins d'un an *(note 4)*	**416 574**		591 944	
Dépôts des clients	**28 901**		30 678	
Passifs réglementaires	**1 727**		1 403	
Gestion du risque	**51 734**		34 200	
Autres passifs à court terme	**9 617**		14 830	
	687 849		861 110	
Dette à long terme *(note 4)*	**607 425**		408 170	
Obligations liées à la mise hors service d'immobilisations	**42 424**		41 771	
Impôts futurs	**222 068**		228 596	
Passifs réglementaires	**17 117**		16 610	
Gestion du risque	**24 911**		14 491	
Obligations futures au titre des employés	**9 865**		9 491	
	1 611 659		1 580 239	
Avoir des porteurs de parts *(notes 7, 8 et 9)*	**1 041 158**		1 048 857	
	2 652 817	**$**	2 629 096	$

Voir les notes afférentes aux états financiers consolidés non vérifiés.

États des résultats et des bénéfices cumulés consolidés

(non vérifié)

Pour les trimestres terminés les *(en milliers de dollars, sauf les montants par part)*	**31 mars 2010**	31 mars 2009
PRODUITS		
Exploitation	**354 958 $**	353 453 $
Gain latent sur gestion du risque *(note 6)*	**5 282**	635
Divers *(note 6)*	**256**	469
	360 496	354 557
CHARGES		
Coût des produits vendus	**233 290**	242 410
Charges d'exploitation et d'administration	**61 511**	49 999
Amortissement		
Immobilisations	**20 476**	15 059
Ententes, contrats et relations de services énergétiques	**2 491**	2 491
	317 768	309 959
Gain (perte) de change	**(248)**	152
Intérêts débiteurs		
Dette à court terme	**406**	193
Dette à long terme	**11 095**	5 511
Bénéfice avant impôts sur les bénéfices	**30 979**	39 046
(Charge) recouvrement d'impôts		
Impôts exigibles	**(1 217)**	87
Impôts futurs	**(4 200)**	1 424
Bénéfice net	**36 396**	37 535
Bénéfice cumulé au début de l'exercice	**814 869**	673 736
Bénéfice cumulé à la fin de l'exercice	**851 265 $**	711 271 $
Résultat net par part *(note 10)*		
De base	**0,45 $**	0,50 $
Dilué	**0,45 $**	0,49 $
Nombre moyen pondéré de parts en circulation (en milliers) *(notes 8 et 10)*		
De base	**80 780**	75 602
Dilué	**81 110**	76 517

Voir les notes afférentes aux états financiers consolidés non vérifiés.

États du résultat étendu et du cumul des autres éléments du résultat étendu consolidés

(non vérifié)

Pour les trimestres terminés les *(en milliers de dollars)*	**31 mars 2010**	31 mars 2009
Bénéfice net	**36 396 $**	37 535 $
Autres éléments du résultat étendu, après impôts		
Perte nette latente sur les actifs financiers disponibles à la vente	**(2 307)**	-
Perte nette latente sur les dérivés désignés comme couvertures de flux de trésorerie	**(2 190)**	9 696
Reclassement dans le bénéfice net du gain net sur les dérivés désignés comme couvertures de flux de trésorerie se rapportant aux périodes antérieures	**(6 273)**	(4 459)
	(10 770)	5 237
Résultat étendu	**25 626 $**	42 772 $
Cumul des autres éléments du résultat étendu au début de la période	**21 225 $**	31 569 $
Autres éléments du résultat étendu, après impôts	**(10 770)**	5 237
Cumul des autres éléments du résultat étendu à la fin de la période *(note 6)*	**10 455 $**	36 806 $

Voir les notes afférentes aux états financiers consolidés non vérifiés.

États des flux de trésorerie consolidés

(non vérifié)

Pour les trimestres terminés les *(en milliers de dollars)*	**31 mars 2010**	31 mars 2009
Flux de trésorerie d'exploitation		
Bénéfice net	**36 396 $**	37 535 $
Éléments sans effet sur la trésorerie :		
Amortissement	**22 967**	17 550
Désactualisation des obligations liées à la mise hors service d'immobilisations	**720**	766
Rémunération à base de parts	**(39)**	49
Charge (recouvrement) d'impôts futurs	**(4 200)**	1 424
Gain à la vente de placements	**(1 396)**	-
Quote-part du bénéfice de sociétés satellites	**-**	(606)
Gain latent sur gestion du risque	**(5 282)**	(635)
Perte latente sur les placements détenus à des fins de transaction	**1 384**	-
Divers	**1 127**	906
Revenu de placement hors exploitation	**(345)**	-
Obligations liées à la mise hors service d'immobilisations réglées	**(66)**	(149)
Variation nette du fonds de roulement hors trésorerie *(note 11)*	**(14 224)**	(26 175)
	37 042	30 665
Activités d'investissement		
Augmentation (diminution) des liquidités soumises à restrictions provenant des clients	**1 770**	(3 923)
Dépenses en immobilisations	**(14 238)**	(34 362)
Placement dans des actifs réglementaires	**86**	-
Distributions reçues de sociétés satellites	**-**	218
Distributions de placements à court terme	**345**	-
Cession de placements à court terme *(note 6)*	**4 716**	-
Acquisitions d'entreprises *(note 3)*	**(21 917)**	-
Acquisition de placements à long terme et d'autres actifs	**-**	(10 000)
Cession de placements à long terme	**850**	-
	(28 388)	(48 067)
Activités de financement		
Prélèvements sur (remboursement de) la dette à court terme	**4 333**	(3 413)
Remboursement net de la dette à long terme renouvelable	**(175 336)**	(38 584)
Émission de la dette à long terme	**199 096**	-
Remboursement de la dette à long terme	**(361)**	(337)
Distributions aux porteurs de parts	**(43 539)**	(40 034)
Produit net de l'émission de parts	**9 731**	105 475
	(6 076)	23 107
Variation de la trésorerie et des équivalents de trésorerie	**2 578**	5 705
Trésorerie et équivalents de trésorerie au début de la période	**3 739**	18 304
Trésorerie et équivalents de trésorerie à la fin de la période	**6 317 $**	24 009 $

Voir les notes afférentes aux états financiers consolidés non vérifiés.

Notes afférentes aux états financiers consolidés

(Les montants des tableaux et des notes au bas des tableaux sont en milliers de dollars, sauf indication contraire.)

1. MODE DE PRÉSENTATION

Les états financiers consolidés intermédiaires non vérifiés d'AltaGas Income Trust (AltaGas ou la Fiducie) comprennent les comptes de la Fiducie et ceux de toutes ses filiales en propriété exclusive, ainsi que sa participation proportionnelle dans diverses sociétés de personnes et coentreprises.

Les états financiers consolidés intermédiaires ont été préparés par la direction selon les principes comptables généralement reconnus (PCGR) du Canada. Les conventions comptables appliquées sont conformes à celles qui sont décrites dans les états financiers consolidés annuels de la Fiducie pour l'exercice terminé le 31 décembre 2009. Les présents états financiers consolidés intermédiaires n'incluent pas toute l'information exigée dans les états financiers annuels et doivent être lus avec les états financiers consolidés vérifiés de 2009 compris dans le rapport annuel de la Fiducie.

2. CONVENTIONS COMPTABLES FUTURES

Chapitre 1582, «Regroupements d'entreprises»

Le chapitre 1582 du *Manuel de l'ICCA* s'applique aux regroupements d'entreprises pour lesquels la date d'acquisition se situe dans le premier exercice ouvert à compter du 1er janvier 2011. Ce nouveau chapitre, qui remplace le chapitre 1581, «Regroupements d'entreprises», établit les normes de comptabilisation des regroupements d'entreprises et ressemble davantage aux Normes internationales d'information financière (IFRS). L'adoption anticipée de ce chapitre est permise.

Chapitre 1601, «États financiers consolidés», et chapitre 1602, «Participations ne donnant pas le contrôle»

Les nouveaux chapitres 1601 et 1602 du *Manuel de l'ICCA* s'appliquent aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er janvier 2011. Ils remplacent le chapitre 1600, «États financiers consolidés». Ces chapitres établissent les normes de préparation des états financiers consolidés et de comptabilisation des participations ne donnant pas le contrôle dans une filiale dans les états financiers consolidés après un regroupement d'entreprises. L'adoption anticipée de ce chapitre est permise à compter du 1er janvier 2010 pour la Fiducie.

Normes internationales d'information financière (IFRS)

Les sociétés ouvertes canadiennes devront préparer leurs états financiers selon les IFRS publiées par l'International Accounting Standards Board pour les exercices ouverts à compter du 1er janvier 2011. AltaGas préparera ses états financiers consolidés selon les IFRS à compter du 1er janvier 2011. Les états financiers de toutes les périodes intermédiaires présentés en 2011 seront préparés selon les IFRS et des données comparatives selon les IFRS seront fournies, notamment un bilan d'ouverture au 1er janvier 2010. La direction n'a pas encore entièrement déterminé l'incidence financière de l'adoption des IFRS sur ses états financiers, mais il est à noter que les états financiers actuels pourraient comporter des différences importantes s'ils étaient présentés selon les IFRS.

3. ACQUISITIONS

Landis Energy Corporation (Landis)

Le 22 mars 2010, AltaGas a acquis la totalité des actions ordinaires en circulation de Landis Energy Corporation. Landis est un promoteur d'installations souterraines de stockage du gaz naturel, concentré sur les débouchés dans le Canada atlantique.

AltaGas a versé une contrepartie au comptant de 0,80 $ par action ordinaire aux actionnaires de Landis pour un prix d'achat total de 25,6 millions de dollars, y compris 3,5 millions de dollars en coûts de transaction estimatifs.

2009

AltaGas Utility Group Inc. (Utility Group)

Le 8 octobre 2009, AltaGas Holdings No.3 Inc. (AltaGas Holdings #3), filiale en propriété exclusive indirecte d'AltaGas, a fait l'acquisition de la totalité des actions ordinaires en circulation de Utility Group qu'AltaGas et ses sociétés affiliées ne détenaient pas déjà.

Utility Group est une société ouverte détenant des participations dans AltaGas Utility Inc. (AUI), Heritage Gas Limited (Heritage Gas) et Inuvik Gas Ltd. (Inuvik Gas). Utility Group détient également une participation de 33,3335 % dans la coentreprise Ikhil (Ikhil) qui produit et fournit du gaz naturel à Inuvik, dans les Territoires du Nord-Ouest.

AltaGas a versé une contrepartie au comptant de 10,50 $ par action ordinaire aux actionnaires de Utility Group, pour un prix d'achat total de 80,2 millions de dollars, y compris un montant au comptant de 75,2 millions de dollars au titre de la participation résiduelle de 81,7 % de Utility Group et des coûts de transaction estimatifs de 5,0 millions de dollars.

Jusqu'à la date de l'acquisition, AltaGas comptabilisait son placement dans Utility Group selon la méthode de la mise en équivalence. Par conséquent, la tranche du bénéfice de Utility Group revenant à la Fiducie a été comptabilisée au poste Divers des produits du secteur Siège social. En date du 8 octobre 2009, les résultats d'exploitation de Utility Group sont consolidés avec les résultats de la Fiducie dans le secteur du gaz.

AltaGas a eu recours à la tranche disponible de sa facilité de crédit pour financer la contrepartie au comptant de 75,2 millions de dollars au titre de l'acquisition de Utility Group.

Heritage Gas Limited

Le 18 novembre 2009, AltaGas a fait l'acquisition de la totalité des actions ordinaires et des prêts consentis aux actionnaires de Heritage Gas qu'elle ne détenait pas déjà. Heritage Gas exerce ses activités à titre de concession générale de distribution de gaz naturel en Nouvelle-Écosse.

AltaGas a versé une contrepartie d'environ 109,8 millions de dollars pour la participation résiduelle de 75,1 % dans Heritage Gas. Le prix d'achat total s'est établi à 111,0 millions de dollars et comprenait un montant au comptant de 109,8 millions de dollars pour la totalité des actions ordinaires et des prêts aux actionnaires qu'elle ne détenait pas déjà et des coûts de transaction estimatifs de 1,2 million de dollars.

Jusqu'à la date d'acquisition, AltaGas comptabilisait son placement dans Heritage Gas au moyen de la méthode de la mise en équivalence.

Répartition du prix d'acquisition

Le tableau qui suit présente un résumé de la contrepartie totale et de la juste valeur estimative des actifs acquis et des passifs pris en charge de Utility Group et Herigage Gas respectivement le 8 octobre 2009 et le 18 novembre 2009. Le prix d'acquisition a été réparti de façon préliminaire comme suit :

	Utility Group	Heritage Gas	Total
Contrepartie au comptant	75 199 $	109 828 $	185 027 $
Coûts de transaction	5 000	1 200	6 200
Contrepartie totale			191 227 $
Répartition du prix d'acquisition			
Actifs acquis			
Actif à court terme	16 743 $	5 377 $	
Immobilisations	149 371	74 808	
Actifs réglementaires	16 633	34 509	
Écart d'acquisition	44 143	13 895	
Placements à long terme et autres actifs	3 267	-	358 746 $
Moins les passifs pris en charge			
Passif à court terme	23 078	8 214	
Dette à long terme	101 511	-	
Passifs réglementaires	13 587	-	
Obligations liées à la mise hors service d'immobilisations	96	-	
Impôts futurs	9 113	9 347	
Obligations futures au titre des employés	2 573	-	167 519 $
			191 227 $

Conformément au chapitre 1600 du *Manuel de l'ICCA*, «États financiers consolidés», AltaGas a comptabilisé l'acquisition de Utility Group comme une acquisition en plusieurs étapes étant donné que le placement de la Fiducie dans Utility Group a été initialement comptabilisé à la valeur de consolidation. Par conséquent, le placement de 12,3 millions de dollars a été réparti proportionnellement entre les actifs et les passifs identifiables de Utility Group.

4. DETTE À LONG TERME

	31 mars 2010	31 décembre 2009
Facilités de crédit	**315 127 $**	490 518 $
Billets à moyen terme	**700 000**	500 000
Emprunt auprès de la province de Nouvelle-Écosse	**4 338**	4 272
Obligations découlant de contrats de location-acquisition	**7 147**	7 484
Autres dettes à long terme	**992**	1 049
Frais de financement reportés non amortis	**(3 605)**	(3 209)
	1 023 999	1 000 114
Moins la tranche échéant à moins d'un an	**416 574**	591 944
	607 425 $	408 170 $

Facilités de crédit

Au 31 mars 2010, la Fiducie détenait une facilité de crédit non garantie renouvelable, à échéance prorogeable pour une période de trois ans, de 375,0 millions de dollars (375,0 millions de dollars au 31 décembre 2009) auprès d'un consortium de banques à charte canadiennes. Les emprunts sur la facilité peuvent être effectués sous forme d'emprunts au taux préférentiel, d'emprunts au taux de base américain, d'emprunts au TIOL, d'acceptations bancaires ou de lettres de crédit. Les emprunts entraînent des frais et portent intérêt aux taux applicables selon la nature du montant prélevé.

Le 30 septembre 2007, AltaGas a négocié une prorogation de l'échéance de sa facilité jusqu'au 30 septembre 2010. La Fiducie prévoit conclure une nouvelle entente avec un consortium de banques autour du 1er juillet 2010.

Le 10 mars 2009, la Fiducie a conclu une facilité de crédit non garantie de 18 mois de 250,0 millions de dollars auprès d'un consortium de banques à charte canadiennes qui vient à échéance le 13 août 2010 et qui remplace la facilité de crédit qui devait venir à échéance le 28 septembre 2009. Les emprunts sur la facilité peuvent comprendre des emprunts au taux préférentiel, des emprunts au taux de base américain, des emprunts au TIOL ou des acceptations bancaires. Les emprunts entraînent des frais et portent intérêt aux taux applicables selon la nature du montant prélevé. Le 29 avril 2009, la Fiducie a émis des billets à moyen terme de premier rang non garantis totalisant 200 millions de dollars. Le 29 juin 2009, AltaGas a émis des billets à moyen terme de premier rang non garantis pour un capital de 100 millions de dollars. Conformément aux conditions de la facilité de crédit de 250 millions de dollars, une tranche de 100 millions de dollars du produit tiré de l'émission des billets à moyen terme a servi à rembourser et à réduire la facilité pour la faire passer de 250 millions de dollars à 150 millions de dollars le 9 juillet 2009.

Le 8 octobre 2009, par suite de l'acquisition de Utility Group auprès d'un consortium de banques à charte canadiennes, la Fiducie a acquis une facilité de crédit renouvelable, à échéance prorogeable et non garantie de 130 millions de dollars qui vient à échéance le 17 novembre 2010. Les emprunts sur la facilité peuvent comprendre des emprunts au taux préférentiel, de emprunts au taux de base américain, des lettres de crédit, des emprunts au TIOL ou des emprunts équivalant à des acceptations bancaires.

Au 31 mars 2010, la Fiducie avait prélevé 315,1 millions de dollars (490,5 millions de dollars au 31 décembre 2009) sur les facilités. Le taux moyen des acceptations bancaires de la Fiducie au 31 mars 2010 était de 1,2 % (1,2 % au 31 décembre 2009).

Billets à moyen terme

Le 30 août 2005, des billets à moyen terme de premier rang à 4,41 % non garantis ont été émis pour un capital de 100,0 millions de dollars. Les billets viennent à échéance le 1er septembre 2010, et les intérêts sont payables semestriellement.

Le 19 janvier 2007, AltaGas a émis des billets à moyen terme de premier rang non garantis à 5,07 % pour un capital de 100,0 millions de dollars. Les billets portent intérêt à un taux nominal de 5,07 % et viennent à échéance le 19 janvier 2012.

Le 29 avril 2009, AltaGas a émis des billets à moyen terme de premier rang non garantis à 7,42 % pour un capital de 200 millions de dollars. Les billets portent intérêt à un taux nominal de 7,42 % et viennent à échéance le 29 avril 2014.

Le 29 juin 2009, AltaGas a émis des billets à moyen terme de premier rang non garantis à 6,94 % pour un capital de 100 millions de dollars. Les billets portent intérêt à un taux nominal de 6,94 % et viennent à échéance le 29 juin 2016.

Le 25 mars 2010, AltaGas a émis des billets à moyen terme de premier rang non garantis à 5,49 % pour un capital de 200 millions de dollars. Les billets portent intérêt à un taux nominal de 5,49 % et viennent à échéance le 27 mars 2017.

Emprunt auprès de la province de Nouvelle-Écosse

Le 8 octobre 2009, AltaGas a contracté un emprunt auprès de la province de Nouvelle-Écosse par suite de l'acquisition de Heritage Gas (note 3). L'emprunt de 5,6 millions de dollars ne porte aucun intérêt jusqu'à ce que certains produits cibles soient atteints, moment auquel l'intérêt sera imputé de manière prospective à 6 %. Le 31 juillet 2011 au plus tard, AltaGas doit choisir de rembourser la totalité du prêt le 1er juillet 2014 ou en cinq versements égaux à compter du 31 juillet 2012. AltaGas peut également décider de rembourser la totalité du prêt en tout temps, sans pénalité.

Facilité de lettres de crédit

Au 31 mars 2010, la Fiducie détenait une facilité de lettres de crédit renouvelable, à échéance prorogeable pour une période de trois ans, non garantie, de 75,0 millions de dollars (75,0 millions de dollars au 31 décembre 2009) auprès d'une banque à charte canadienne et dont l'échéance est le 30 septembre 2010. AltaGas peut emprunter jusqu'à 25,0 millions de dollars sur la facilité de lettres de crédit au moyen d'emprunts au taux préférentiel, d'emprunts au taux de base américain, d'emprunts au TIOL ou d'acceptations bancaires. Ces emprunts entraînent des frais et portent intérêt aux taux applicables selon la nature du montant prélevé. Au 31 mars 2010, la Fiducie détenait des lettres de crédit en cours sur la facilité de lettres de crédit renouvelable, à échéance prorogeable, de 50,8 millions de dollars (46,7 millions de dollars au 31 décembre 2009).

5. INFORMATIONS À FOURNIR CONCERNANT LE CAPITAL

Dans sa gestion du capital, la Fiducie vise à maintenir ses notations de première qualité, à maximiser la rentabilité de ses actifs existants et à accroître ses infrastructures énergétiques afin de créer de la valeur à long terme et d'améliorer le rendement pour les investisseurs. La Fiducie inclut l'avoir des porteurs de parts (y compris le cumul des autres éléments du résultat étendu) ainsi que la dette à court terme et à long terme (y compris la tranche échéant à moins d'un an), moins la trésorerie et les équivalents de trésorerie dans sa structure du capital. Dans son ensemble, la stratégie de la Fiducie est demeurée la même qu'en 2009.

L'utilisation du financement par capitaux d'emprunt ou par capitaux propres dépend de la structure du capital d'AltaGas, qui est établie en fonction des normes et des risques associés à chacun de ses secteurs d'activité. Jusqu'au troisième trimestre de 2009, le ratio d'endettement cible d'AltaGas se situait entre 40 % et 45 %. Après l'acquisition d'actifs de distribution de Utility Group (note 3), la Fiducie a augmenté son ratio d'endettement total cible pour le situer entre 45 % et 50 %. L'augmentation a découlé de l'ajout d'actifs de distribution de gaz naturel stables et réglementés au portefeuille d'actifs d'infrastructures énergétiques de la Fiducie. Au 31 mars 2010, ce ratio était de 50,0 % (49,2 % au 31 décembre 2009).

	31 mars 2010	31 décembre 2009
Dette		
Dette à court terme	**18 959 $**	14 626 $
Tranche de la dette à long terme échéant à moins d'un an	**416 574**	591 944
Dette à long terme	**607 425**	408 170
	1 042 958	1 014 740
Avoir des porteurs de parts	**1 041 158**	1 048 857
Total de la structure du capital	**2 084 116 $**	2 063 597 $
Ratio d'endettement (%)	**50,0 $**	49,2 $

Toutes les facilités d'emprunt sont assorties des clauses restrictives habituelles pour ce type de facilités. Elles doivent être respectées à la fin de chaque trimestre civil. AltaGas a respecté ces clauses restrictives chaque trimestre depuis la mise en place des facilités.

6. INSTRUMENTS FINANCIERS ET GESTION DU RISQUE FINANCIER

Dans le cours normal des activités, la Fiducie achète et vend du gaz naturel, des liquides de gaz naturel (LGN) et de l'électricité, et émet des titres d'emprunt à court terme et à long terme. La Fiducie se sert d'instruments dérivés pour réduire son exposition aux fluctuations des prix des marchandises, des taux d'intérêt et des taux de change qui découlent de ces activités. La Fiducie n'utilise pas d'instruments dérivés à des fins spéculatives.

Juste valeur des instruments financiers

Au 31 mars 2010, tous les dérivés, outre ceux qui correspondent aux critères d'exemption en matière d'achats, de ventes et d'usage prévus, sont portés aux bilans consolidés à leur juste valeur. La juste valeur des dérivés d'électricité, de gaz naturel et de LGN a été calculée selon les prix à terme estimatifs publiés de la période considérée. Le calcul de la juste valeur des dérivés de taux d'intérêt et de taux de change est effectué selon les cours du marché.

Sommaire du gain latent (de la perte latente) sur la gestion du risque comptabilisé en résultat net

	Trimestres terminés les 31 mars	
	2010	2009
Gaz naturel	**2 804 $**	806 $
LGN	**(1 577)**	(160)
Électricité	**3 664**	131
Énergie thermique	**(146)**	(33)
Swaps de taux d'intérêt	**767**	637
Change	**(230)**	(746)
	5 282 $	635 $

Au premier trimestre de 2010, AltaGas a modifié les critères d'efficacité de ses couvertures de l'électricité et du différentiel de fractionnement des LGN pour aligner la méthode de la Fiducie sur les exigences des IFRS. Cette modification a éliminé le recours à la méthode des conditions essentielles pour tester l'efficacité d'une façon prospective. L'incidence du bénéfice net, déduction faite des impôts et taxes, a été un gain latent de 1,6 million de dollars lié aux couvertures de l'électricité et une perte latente de 1,6 million de dollars liée aux couvertures du différentiel de fractionnement des LGN.

Sommaire du gain latent (de la perte latente) et de la charge (du recouvrement) d'impôts sur les dérivés désignés comme couvertures de flux de trésorerie comptabilisés dans les autres éléments du résultat étendu

	Gain latent (perte latente)	**Charge (recouvrement) d'impôts**	**Trimestre terminé le 31 mars 2010**	Gain latent (perte latente)	Charge (recouvrement) d'impôts	Trimestre terminé le 31 mars 2009
LGN	**(4 495) $**	**1 269 $**	**(3 226) $**	17 685 $	(5 084) $	12 601 $
Électricité	**20 706**	**(5 856)**	**14 850**	32 586	(9 282)	23 304
Contrat à terme sur obligations	**(2 739)**	-	**(2 739)**	(2 864)	-	(2 864)
Swaps de taux d'intérêt	-	-	-	(373)	-	(373)
Change	-	-	-	5 829	(1 691)	4 138
Disponibles à la vente	**1 745**	**(175)**	**1 570**	-	-	-
Autres éléments du résultat étendu	**15 217 $**	**(4 762) $**	**10 455 $**	52 863 $	(16 057) $	36 806 $

Placements à long terme et autres actifs

En janvier 2009, AltaGas a acquis 10 millions de dollars d'actions ordinaires de Magma Energy Corp. (Magma) dans le cadre d'un placement privé de titres de capitaux propres. Ces actions ont été classées comme disponibles à la vente. Les variations de la valeur de ces actions ordinaires sont présentées dans les autres éléments du résultat étendu et s'établissaient à 1,3 million de dollars au 31 mars 2010 (néant en 2009). En juillet 2009, AltaGas a acquis des actions ordinaires additionnelles de Magma dans le cadre de son premier appel public à l'épargne. Ces actions ont été classées comme détenues à des fins de transaction et incluses dans les placements à long terme et autres actifs. Au premier trimestre de 2010, la Fiducie a comptabilisé une perte latente de 1,6 million de dollars (néant en 2009) dans les produits du secteur Siège social.

En octobre 2009, AltaGas a fait l'acquisition d'un placement en titres de capitaux propres par suite de l'acquisition de Utility Group. Les actions sont classées comme disponibles à la vente. Les variations de la valeur de ces actions ordinaires sont présentées dans les autres éléments du résultat étendu, qui s'établissaient à 0,4 million de dollars au 31 mars 2010 (néant en 2009), et les gains (pertes) réalisé(e)s sont comptabilisé(e)s dans les autres produits. Au 31 mars 2010, la Fiducie avait constaté un gain réalisé de 0,2 million de dollars dans les produits du secteur de la distribution de gaz naturel.

Placement à court terme

Au premier trimestre de 2010, AltaGas a constaté un gain réalisé de 1,2 million de dollars (néant en 2009) et un gain latent de 0,3 million de dollars (néant en 2009) dans les produits du secteur Siège social.

7. AVOIR DES PORTEURS DE PARTS

	31 mars 2010		31 décembre 2009	
Capital des porteurs de parts *(note 8)*	**995 787**	**$**	982 662	$
Surplus d'apport *(note 9)*	**6 689**		5 621	
Bénéfices cumulés	**851 265**		815 045	
Bons de souscription	**-**		4 500	
Dividendes cumulés	**(41 114)**		(41 114)	
Distributions aux porteurs de parts cumulées déclarées[1]	**(752 076)**		(709 058)	
Distributions d'actions ordinaires de Utility Group	**(29 848)**		(29 848)	
Rajustements transitoires découlant de l'adoption de nouvelles normes comptables relatives aux instruments financiers	**-**		(176)	
Cumul des autres éléments du résultat étendu	**10 455**		21 225	
	1 041 158	**$**	1 048 857	$

1) Les distributions aux porteurs de parts cumulées versées par la Fiducie au 31 mars 2010 s'élevaient à 737,5 millions de dollars (694,0 millions de dollars au 31 décembre 2009).

8. CAPITAL DES PORTEURS DE PARTS

La Fiducie est autorisée à émettre :

- un nombre illimité de parts de fiducie rachetables au comptant au gré du porteur;
- un nombre illimité de parts de société en commandite de catégorie B d'AltaGas Holding Limited Partnership No. 1 (AltaGas LP #1) qui sont échangeables contre des parts de fiducie, à raison de une pour une. Avant le 1er mai 2014, l'échange se fait au gré du porteur en tout temps, et au gré de la Fiducie si le nombre de parts d'AltaGas LP #1 en circulation chute sous 750 000. Après le 1er mai 2014, l'échange se fera au gré de la Fiducie ou du porteur de parts;
- un nombre illimité de parts de société en commandite de catégorie B d'AltaGas Holding Limited Partnership No. 2 (AltaGas LP #2) qui sont échangeables contre des parts de fiducie, à raison de une pour une. Avant le 1er mai 2009, l'échange se faisait au gré du porteur en tout temps, et au gré de la Fiducie si le nombre de parts d'AltaGas LP #2 en circulation chute sous 1 000 000. Depuis le 1er mai 2009, l'échange se fait au gré de la Fiducie ou du porteur de parts.

Parts de fiducie émises et en circulation	Nombre de parts	Montant
31 décembre 2009	78 231 948	968 519 $
Parts émises au comptant à l'exercice d'options	32 875	617
Parts émises en vertu du régime de réinvestissement des distributions[1]	520 316	9 114
Parts émises contre des parts échangeables	506	9
Parts émises à l'exercice des bons de souscription[2]	180 433	3 394
31 mars 2010	**78 966 078**	**981 653 $**

Parts échangeables émises et en circulation	Nombre de parts	Montant
Émises par AltaGas LP #1 le 31 décembre 2009	2 083 656	14 143 $
Parts d'AltaGas LP #1 rachetées contre des parts de fiducie	(506)	(9)
31 mars 2010	**2 083 150**	**14 134**
Émises et en circulation au 31 mars 2010	**81 049 228**	**995 787 $**

1) *Régime de réinvestissement des distributions et régime optionnel d'achat de parts.*

2) *Le 1er janvier 2010, AltaGas a émis 180 433 parts à l'exercice de bons de souscription spéciaux qui avaient été émis initialement en février 2008 à raison de une pour une au prix de 24,94 $ par bon de souscription spécial.*

	Trimestres terminés les 30 mars	
Nombre moyen pondéré de parts en circulation[1]	**2010**	2009
Nombre de parts – de base	**80 780 225**	75 601 862
Instruments de capitaux propres dilutifs[2]	**330 007**	915 288
Nombre de parts – dilué	**81 110 232**	76 517 150

1) *Comprennent les parts échangeables.*

2) *Comprennent les options, les débentures convertibles et les bons de souscription.*

La Fiducie a un régime d'options d'achat de parts dans le cadre duquel les employés et les administrateurs sont admissibles à recevoir des prêts. Au 31 mars 2010, 10 % des parts en circulation étaient réservées pour émission en vertu de ce régime. Au 31 mars 2010, les droits des options attribuées en vertu du régime avaient, en général, une durée de dix ans et pouvaient être acquis sur une période d'au plus quatre ans.

Au 31 mars 2010, les options en cours pouvaient être exercées à diverses dates sur une période d'au plus dix ans. Au 31 mars 2010, la juste valeur non imputée de la charge de rémunération à base d'options d'achat de parts associée aux périodes futures était de 0,6 million de dollars (0,7 million de dollars au 31 décembre 2009).

Le tableau qui suit résume l'information sur les options d'achat de parts de la Fiducie :

	Options en cours	
	Nombre d'options	Prix d'exercice[1]
Options d'achat de parts en cours au 31 décembre 2009	3 807 250	19,86 $
Attribuées	5 000	18,51
Exercées	(32 875)	14,24
Échues	(3 500)	20,54
Options d'achat de parts en cours au 31 mars 2010	**3 775 875**	**19,90 $**
Options d'achat de parts exerçables au 31 mars 2010	**1 272 210**	**23,78 $**

1) *Moyenne pondérée.*

Le tableau suivant résume le régime d'options d'achat de parts des employés au 31 mars 2010 :

	Options en cours			Options exerçables	
	Nombre d'options en cours	Prix d'exercice moyen pondéré	Durée contractuelle restante moyenne pondérée	Nombre d'options exerçables	Prix d'exercice
5,00 \$ à 15,25 \$	1 266 875	14,17 \$	8,62	264 125	13,90 \$
15,26 \$ à 25,08 \$	1 718 500	20,56	8,71	396 876	24,16
25,09 \$ à 29,15 \$	790 500	27,68	6,65	611 209	27,79
	3 775 875	19,90 \$	8,25	1 272 210	23,78 \$

En 2004, AltaGas a mis sur pied un régime de rémunération à base de parts qui attribue des parts fictives à certains employés. À compter de 2008, tous les employés sont devenus admissibles au régime de parts fictives. Les parts fictives sont évaluées selon les distributions déclarées et le cours des parts de Fiducie. Les droits des parts sont acquis selon un calendrier d'acquisition graduelle. La charge de rémunération comptabilisée au premier trimestre de 2010 à l'égard de ce régime a été de 2,4 millions de dollars (0,9 million de dollars en 2009). Au 31 mars 2010, la juste valeur non imputée de la charge de rémunération à base de parts associée aux périodes futures était de 23,9 millions de dollars (26,4 millions de dollars au 31 décembre 2009).

9. SURPLUS D'APPORT

	31 mars 2010	31 décembre 2009
Solde au début de la période	**5 621 \$**	4 261 \$
Amortissement des options d'achat de parts	**110**	376
Exercice d'options d'achat de parts	**(148)**	(318)
Annulation d'options d'achat de parts	**-**	(213)
Autres ajustements[1]	**1 106**	1 515
Solde à la fin de la période	**6 689 \$**	5 621 \$

1) *Inclut l'exercice des bons de souscription en janvier 2010 et la tranche capitaux propres des débentures convertibles rachetées en septembre 2009.*

10. RÉSULTAT NET PAR PART

Le calcul du résultat net par part est présenté dans le tableau suivant :

	Trimestres terminés les 31 mars	
	2010	2009
Numérateur :		
Numérateur du résultat de base net par part	**36 396 \$**	37 535 \$
Numérateur du résultat dilué net par part	**36 396 \$**	37 775 \$
Dénominateur :		
Nombre moyen pondéré de parts	**80 780**	75 602
Instruments de capitaux propres dilutifs[1]	**330**	915
Dénominateur du résultat dilué net par part	**81 110**	76 517
Résultat de base net par part	**0,45 \$**	0,50 \$
Résultat dilué net par part	**0,45 \$**	0,49 \$

1) *Comprennent les options, les débentures convertibles et les bons de souscription.*

11. VARIATION NETTE DU FONDS DE ROULEMENT HORS TRÉSORERIE

La variation nette des éléments du fonds de roulement hors trésorerie a fait augmenter (diminuer) les flux de trésorerie provenant de l'exploitation, comme suit :

	Trimestres terminés les 31 mars	
	2010[1]	2009
Débiteurs	**18 969 $**	22 766 $
Stocks	**295**	(360)
Autres actifs à court terme	**(4 527)**	63
Actifs réglementaires	**2 522**	-
Créditeurs et charges à payer	**(16 717)**	(53 467)
Dépôts des clients	**(1 777)**	3 923
Produits constatés d'avance	**-**	272
Passifs réglementaires	**324**	-
Autres passifs à court terme	**(5 213)**	(8 568)
	(6 124)	(35 371)
Ajouter : augmentation (diminution) des coûts en capital à payer	**(8 100)**	9 196
Variation nette du fonds de roulement hors trésorerie lié à l'exploitation	**(14 224) $**	(26 175) $

[1] *Certains postes peuvent ne pas correspondre à la variation nette indiquée aux bilans consolidés non vérifiés en raison d'acquisitions (note 3).*

Les paiements au comptant ci-après ont été pris en compte dans le calcul du bénéfice :

	Trimestres terminés les 31 mars	
	2010	2009
Intérêts payés	**10 909 $**	7 681 $
Impôts sur les bénéfices payés	**762 $**	3 $

12. RÉGIMES DE RETRAITE ET RÉGIMES D'AVANTAGES COMPLÉMENTAIRES DE RETRAITE

Les coûts des régimes à prestations déterminées et des régimes de retraite sont fondés sur les estimations de la direction du taux de rendement futur sur la juste valeur des actifs des régimes de retraite, de la croissance des salaires, de la mortalité et d'autres facteurs ayant une incidence sur le paiement des avantages sociaux futurs.

La charge nette de retraite par régime de retraite pour la période se présente comme suit :

	Trimestres terminés les 31 mars	
	2010	2009
Régime de retraite à cotisations déterminées	**655 $**	566 $
Régime de retraite à prestations déterminées	**451**	170
Régime de retraite complémentaire des dirigeants	**355**	295
Avantages complémentaires de retraite	**54**	-
	1 515 $	1 031 $

13. OPÉRATION NON MONÉTAIRE

AltaGas a conclu avec un tiers une opération non monétaire qui lui a permis d'échanger des certificats d'énergie renouvelable (CER) de la Colombie-Britannique en contrepartie de réductions d'émissions vérifiées qui ont été générées en Alberta. Les CER seront créés grâce à l'énergie produite de 2009 à 2011 par le parc éolien de Bear Mountain. Les réductions d'émissions vérifiées reçues par AltaGas ont servi à réduire les coûts engagés pour se conformer au *Specified Gas Emitters Regulation* (SGER) en 2010.

14. CHIFFRES CORRESPONDANTS

Certains chiffres correspondants ont été reclassés afin de les rendre conformes à la présentation des états financiers de la période considérée.

15. CARACTÈRE SAISONNIER

Les activités du secteur de la distribution de gaz naturel sont grandement saisonnières, le gaz naturel étant surtout livré au cours de la saison de chauffage en hiver. Les ventes de gaz faites en hiver représentent généralement environ deux tiers des produits d'exploitation du secteur de la distribution de gaz naturel annuels, d'où des résultats forts aux premier et quatrième trimestres et des pertes aux deuxième et troisième trimestres.

16. INFORMATIONS SECTORIELLES

AltaGas est une fiducie énergétique intégrée possédant un portefeuille d'actifs et de services servant à acheminer l'énergie de la source à l'utilisateur final. La majorité des opérations entre les secteurs d'exploitation est comptabilisée au prix du marché des marchandises et le reste, à la valeur d'échange. Conformément au chapitre 1700 du *Manuel de l'ICCA*, AltaGas a modifié la composition de ses secteurs isolables pour l'exercice terminé le 31 décembre 2009 par suite de modifications et de la croissance de l'entreprise. Les périodes correspondantes ont été retraitées pour tenir compte des trois secteurs isolables actuels. Les trois secteurs d'exploitation de la Fiducie sont décrits ci-dessous :

Gaz

- usines de traitement et d'extraction de LGN
- transport de gaz naturel et de LGN par pipelines
- réseaux de collecte de gaz naturel et installations de traitement sur place
- services de consultation en énergie et vente de gaz naturel et d'électricité
- installations de stockage de gaz naturel
- actifs réglementaires de distribution de gaz naturel

Électricité

- production d'électricité de centrales alimentées au gaz et au charbon conformément aux ententes d'achat d'électricité et à d'autres ententes
- centrales électriques alimentées au gaz
- centrales éoliennes et centrales électriques au fil de l'eau

Siège social

- coûts liés à la prestation de services généraux et frais généraux de l'entreprise, placements dans des entités ouvertes et fermées, actifs de l'entreprise et incidence des variations de la juste valeur des contrats de gestion du risque.

Les tableaux suivants présentent la composition par secteur :

Trimestre terminé le 31 mars 2010	Secteur du gaz	Secteur de l'électricité	Secteur Siège social	Élimination intersectorielle	Total
Produits	**353 145 $**	**56 607 $**	**256 $**	**(54 794) $**	**355 214 $**
Gain latent sur gestion du risque	**-**	**-**	**5 282**	**-**	**5 282**
Coût des produits vendus	**(254 162)**	**(33 149)**	**-**	**54 021**	**(233 290)**
Charges d'exploitation et d'administration	**(47 921)**	**(2 719)**	**(11 644)**	**773**	**(61 511)**
Amortissement	**(18 423)**	**(3 824)**	**(720)**	**-**	**(22 967)**
Gain de change	**-**	**-**	**(248)**	**-**	**(248)**
Intérêts débiteurs	**-**	**-**	**(11 501)**	**-**	**(11 501)**
Bénéfice (perte) avant impôts sur les bénéfices	**32 639 $**	**16 915 $**	**(18 575) $**	**- $**	**30 979 $**
Acquisitions nettes					
Immobilisations[1]	**42 567 $**	**3 691 $**	**2 084 $**	**- $**	**48 342 $**
Placement à long terme et autres actifs[2]	**(265) $**	**(96) $**	**(4 831) $**	**- $**	**(5 192) $**
Écart d'acquisition	**201 764 $**	**- $**	**- $**	**- $**	**201 764 $**
Actifs sectoriels	**2 049 722 $**	**422 000 $**	**181 095 $**	**- $**	**2 652 817 $**

1) *Écarts temporaires des flux de trésorerie, des opérations hors trésorerie et des actifs acquis par suite d'acquisitions d'entreprises (note 3), comptabilisés à titre d'acquisitions de placements à long terme d'un montant de 34 104 $ à l'état des flux de trésorerie.*

2) *Écarts temporaires des flux de trésorerie, des opérations hors trésorerie et des actifs acquis par suite d'acquisitions d'entreprises (note 3), comptabilisés à titre d'acquisitions de placements à long terme d'un montant de 26 259 $ à l'état des flux de trésorerie.*

Trimestre terminé le 31 mars 2009	Secteur du gaz	Secteur de l'électricité	Secteur siège social	Élimination intersectorielle	Total
Produits	317 747 $	49 294 $	571 $	(13 690) $	353 922 $
Gain latent sur gestion du risque	-	-	635	-	635
Coût des produits vendus	(233 691)	(21 755)	-	13 036	(242 410)
Charges d'exploitation et d'administration	(40 691)	(1 466)	(8 495)	654	(49 998)
Amortissement	(14 933)	(1 991)	(626)	-	(17 550)
Gain de change	-	-	151	-	151
Intérêts débiteurs	-	-	(5 704)	-	(5 704)
Bénéfice (perte) avant impôts sur les bénéfices	28 432 $	24 082 $	(13 468) $	- $	39 046 $
Acquisitions nettes					
Immobilisations[1]	12 651 $	11 946 $	1 166 $	- $	25 763 $
Ententes, contrats et relations de services énergétiques	- $	- $	- $	- $	- $
Placement à long terme et autres actifs[2]	- $	9 659 $	594 $	- $	10 253 $
Écart d'acquisition	143 840 $	- $	- $	- $	143 840 $
Actifs sectoriels	1 669 806 $	289 859 $	197 415 $	- $	2 157 080 $

1) *Écarts temporaires des flux de trésorerie, des opérations hors trésorerie et des actifs acquis par suite d'acquisitions d'entreprises (note 3), comptabilisés à titre d'acquisitions de placements à long terme d'un montant de 8 599 $ à l'état des flux de trésorerie.*

2) *Écarts temporaires des flux de trésorerie, des opérations hors trésorerie et des actifs acquis par suite d'acquisitions d'entreprises (note 3), comptabilisés à titre d'acquisitions de placements à long terme d'un montant de 253 $ à l'état des flux de trésorerie.*

SEC File # 82-34911



Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - AltaGas Income Trust Annual General and Special Meeting to be held on June 3, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 3:00 pm, Mountain Time, on Tuesday, June 1, 2010.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!



To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.
Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

00QKVA

Appointment of Proxyholder

I/We being holder(s) of AltaGas Income Trust (the "Trust") hereby appoint: David W. Cornhill, Chairman and Chief Executive Officer of AltaGas General Partner Inc. (the **"General Partner"**) or failing him, **Richard M. Alexander**, President and Chief Operating Officer of the General Partner

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on my/our behalf in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of securityholders of **AltaGas Income Trust** to be held at the Petroleum Club, 319 5 Avenue SW, Calgary, AB on Thursday, June 3, 2010 at 3:00 pm (Calgary time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Fix the Number of Directors – To fix the number of directors at nine (9).	☐	☐

2. Election of Directors

☐ **FOR** all nominees listed below

☐ **WITHHOLD FROM VOTING** for all nominees marked below

OR vote for individual nominees below

	For	Withhold		For	Withhold		For	Withhold
01. David W. Cornhill	☐	☐	02. Allan L. Edgeworth	☐	☐	03. Hugh A. Fergusson	☐	☐
04. Denis C. Fonteyne	☐	☐	05. Daryl H. Gilbert	☐	☐	06. Robert B. Hodgins	☐	☐
07. Myron F. Kanik	☐	☐	08. David F. Mackie	☐	☐	09. M. Neil McCrank	☐	☐

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	For	Withhold
3. Appointment of Auditors – To appoint **Ernst & Young LLP** as auditors of the Fund and to authorize the directors of the General Partner to fix Ernst & Young LLP's remuneration in that capacity.	☐	☐

	For	Against
4. Arrangement Resolution – To consider pursuant to an interim order of the Court of Queen's Bench of Alberta dated May 3, 2010 and, if thought advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement of the Fund dated May 4, 2010 (the **"Information Circular"**) to approve a plan of arrangement (the **"Arrangement"**) under Section 192 of the Canada Business Corporations Act, all as more particularly described in the Information Circular.	☐	☐

	For	Against
5. Approve Stock Option Plan – To consider and, if thought advisable, to pass, with or without variation, an ordinary resolution approving a stock option plan for AltaGas Conversion Inc. (**"New AltaGas"**), which stock option plan will be assumed by the corporation to be formed on the amalgamation of AltaGas Ltd., New AltaGas and AltaGas Conversion #2 Inc. (**"New AltaGas Amalco"**) pursuant to the Arrangement, all as more particularly described in the Information Circular and in the form attached as Appendix D to the Information Circular.	☐	☐

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Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements – Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

SEC File # 82-34911


AltaGas

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Intermediary

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Voting Instruction Form ("VIF") - AltaGas Income Trust Annual General and Special Meeting to be held on June 3, 2010

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 CLASS B UNITHOLDERS (LP #1 B UNITS)

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by Management, as proxyholder of the registered holder, in accordance with your instructions.
2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. **If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting or any adjournment or postponement thereof, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).**
4. **This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.**
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the Notice of Meeting or other matters as may properly come before the meeting or any adjournment or postponement thereof.
8. Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.
9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12. This VIF should be read in conjunction with the accompanying documentation provided by Management.

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VIFs submitted must be received by 3:00 pm, Mountain Time, on Tuesday, June 1, 2010.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!


To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-734-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

00QKXA

Appointee(s)

Management Appointee(s) are:
David W. Cornhill, Chairman and Chief Executive Officer of AltaGas General Partner Inc. (the **"General Partner"**) or failing him, **Richard M. Alexander**, President and Chief Operating Officer of the General Partner

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual General and Special Meeting of securityholders of **AltaGas Income Trust** (the **"Trust"**) to be held at the Petroleum Club, 319 5 Avenue SW, Calgary, AB on Thursday, June 3, 2010 at 3:00 pm (Calgary time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Fix the Number of Directors – To fix the number of directors at nine (9).	☐	☐

2. Election of Directors

☐ **FOR** all nominees listed below

☐ **WITHHOLD FROM VOTING** for all nominees marked below

OR vote for individual nominees below

Nominee	For	Withhold	Nominee	For	Withhold	Nominee	For	Withhold
01. David W. Cornhill	☐	☐	02. Allan L. Edgeworth	☐	☐	03. Hugh A. Fergusson	☐	☐
04. Denis C. Fonteyne	☐	☐	05. Daryl H. Gilbert	☐	☐	06. Robert B. Hodgins	☐	☐
07. Myron F. Kanik	☐	☐	08. David F. Mackie	☐	☐	09. M. Neil McCrank	☐	☐

	For	Withhold
3. Appointment of Auditors – To appoint **Ernst & Young LLP** as auditors of the Fund and to authorize the directors of the General Partner to fix Ernst & Young LLP's remuneration in that capacity.	☐	☐

	For	Against
4. Arrangement Resolution – To consider pursuant to an interim order of the Court of Queen's Bench of Alberta dated May 3, 2010 and, if thought advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement of the Fund dated May 4, 2010 (the **"Information Circular"**) to approve a plan of arrangement (the **"Arrangement"**) under Section 192 of the Canada Business Corporations Act, all as more particularly described in the Information Circular.	☐	☐

	For	Against
5. Approve Stock Option Plan – To consider and, if thought advisable, to pass, with or without variation, an ordinary resolution approving a stock option plan for AltaGas Conversion Inc. (**"New AltaGas"**), which stock option plan will be assumed by the corporation to be formed on the amalgamation of AltaGas Ltd., New AltaGas and AltaGas Conversion #2 Inc. (**"New AltaGas Amalco"**) pursuant to the Arrangement, all as more particularly described in the Information Circular and in the form attached as Appendix D to the Information Circular.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.
If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

DD / MM / YY

Interim Financial Statements – Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Should you wish to receive a legal proxy, refer to Note #8 on reverse.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

032011 AR2 ALAQ



00QKYE

SEC File # 82-34911

AltaGas

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SECURITYHOLDERS

to be held June 3, 2010

and

NOTICE OF PETITION TO THE COURT OF QUEEN'S BENCH OF ALBERTA

and

INFORMATION CIRCULAR AND PROXY STATEMENT

with respect to a

PLAN OF ARRANGEMENT

involving

ALTAGAS INCOME TRUST, ALTAGAS LTD., ALTAGAS GENERAL PARTNER INC., ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 2, ALTAGAS HOLDING TRUST, ALTAGAS CONVERSION INC., ALTAGAS CONVERSION #2 INC., COMPUTERSHARE TRUST COMPANY OF CANADA (IN ITS CAPACITY AS VOTING AND EXCHANGE TRUSTEE) AND THE SECURITYHOLDERS OF ALTAGAS INCOME TRUST AND ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

May 4, 2010

If you are in doubt as to how to deal with these materials or the matters they describe, please consult your professional advisor. If you require more information with respect to voting your securities of AltaGas Income Trust, please contact Computershare Investor Services Inc. toll free at 1-800-564-6253 or by email at service@computershare.com.

TABLE OF CONTENTS

ADDENDA

AltaGas

May 4, 2010

Dear Securityholders:

You are invited to attend the Annual and Special Meeting (the "**Meeting**") of holders ("**Unitholders**") of trust units ("**Trust Units**") of AltaGas Income Trust (the "**Fund**") and the holders ("**LP #1 B Unitholders**" and, together with the Unitholders, collectively referred to as the "**Securityholders**") of Class B limited partnership units ("**LP #1 B Units**") of AltaGas Holding Limited Partnership No. 1 ("**AltaGas LP #1**") to be held at The Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta at 3:00 p.m. (Calgary time) on Thursday, June 3, 2010. At the Meeting, you will be asked to, among other things, consider a proposed arrangement (the "**Arrangement**") involving the Fund, AltaGas Ltd. ("**AltaGas**"), AltaGas General Partner Inc. (the "**General Partner**"), AltaGas LP #1, AltaGas Holding Limited Partnership No. 2, AltaGas Holding Trust ("**Holding Trust**"), AltaGas Conversion Inc. ("**New AltaGas**"), AltaGas Conversion #2 Inc. ("**New AltaGas 2**"), Computershare Trust Company of Canada (as trustee under the voting and exchange trust agreement of the Fund) and the Securityholders. **If you cannot attend the Meeting, please complete the applicable enclosed form of proxy and/or voting instruction form and submit it as soon as possible.**

If approved, the Arrangement will result in the reorganization of the Fund into a dividend paying corporation that will be named "**AltaGas Ltd.**" ("**New AltaGas Amalco**"). The board of directors and senior management of New AltaGas Amalco will be comprised of the current members of the board of directors of the General Partner and senior management of AltaGas, the current administrator of the Fund. Subject to approval of its board of directors, New AltaGas Amalco intends to establish a dividend policy under which it will initially declare annual dividends of $1.32 per New AltaGas Amalco Share (as defined below) to be paid monthly.

Since the federal government's announcement on October 31, 2006 that the tax treatment of income trusts will change on January 1, 2011, the Fund has been investigating and considering various restructuring alternatives available to it and has been considering the Fund's strategic objectives, to ensure that the Fund has the most appropriate structure for its long-term viability and sustainability. As a result of these investigations and discussions, the board of directors of the General Partner believes that conversion to a corporate structure at this time will best enable the Fund to execute its strategic plan.

Management and the board of directors, in recommending the Arrangement to Securityholders, believe the timing, mechanics and results of the Arrangement provide a number of strategic benefits to the Fund and its Securityholders including, without limitation, the following: (i) the Arrangement is expected to provide for a more simplified and efficient corporate structure which is easier for market participants to understand and value and remove the uncertainty in the capital markets today; (ii) the corporate structure resulting from the Arrangement is expected to provide greater flexibility to deliver long term capital growth and a reliable cash yield; (iii) New AltaGas Amalco intends to utilize its increased free cash flow to fund potential acquisition opportunities and internal growth opportunities; (iv) the corporate structure resulting from the Arrangement is expected to enhance New AltaGas Amalco's access to capital; (v) the exchange of securities for New AltaGas Amalco Shares pursuant to the Arrangement may be completed on a tax-free "rollover" basis for Canadian federal income tax purposes; (vi) the elimination of the trust structure pursuant to the Arrangement will remove the restriction on non-resident ownership applicable to income trusts, providing greater access to capital markets and increased liquidity; (vii) presenting the Arrangement for approval by Securityholders at the annual meeting will result in efficiencies and costs savings; (viii) the "normal growth" and "undue expansion restrictions" in the SIFT Rules that currently limit the Fund's ability to consider strategic acquisitions will cease to apply; and (ix) the completion of the Arrangement in advance of 2011 avoids the imposition of the SIFT tax.

Pursuant to the Arrangement, Unitholders will receive one common share ("**New AltaGas Amalco Share**") of New AltaGas Amalco for each Trust Unit held and LP #1 B Unitholders will receive one New AltaGas Amalco Share for each LP #1 B Unit held. The Arrangement has been structured to allow Unitholders and LP #1 B Unitholders to receive New AltaGas Amalco Shares on a tax-deferred basis for Canadian federal income tax purposes. The Toronto Stock Exchange (the "**TSX**") has conditionally approved the substitutional listing of the New AltaGas

Amalco Shares issuable pursuant to the Arrangement, subject to New AltaGas Amalco fulfilling the requirements of the TSX.

The resolution approving the Arrangement and related matters (the "**Arrangement Resolution**") must be approved by not less than two-thirds of the votes cast by the Securityholders, either in person or by proxy, voting together as a single class, at the Meeting. The Arrangement is also subject to the approval of the Court of Queen's Bench of Alberta and receipt of all necessary regulatory approvals.

In addition to the Arrangement Resolution, at the Meeting Securityholders will also be asked to: (i) receive audited financial statements of the Fund for the year ended December 31, 2009; (ii) fix the number of directors to be elected at nine and elect nine directors for the ensuing year; (iii) appoint auditors for the ensuing year and authorize the directors to fix their remuneration; (iv) approve a stock option plan for New AltaGas (to be assumed by New AltaGas Amalco pursuant to the Arrangement); and (v) transact such further and other business as may properly be brought before the Meeting. The matters listed in (i), (ii) and (iii) are required to be acted upon at the Meeting in the event the Arrangement is not completed.

Pursuant to the Arrangement, New AltaGas Amalco will assume the Fund's Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan (the "**DRIP**") and all associated agreements and New AltaGas Amalco will then amend and restate them so that, among other things, all existing participants in the DRIP will be deemed to be participants in the amended and restated DRIP without any further action on their part and holders of New AltaGas Amalco Shares may participate in the amended and restated DRIP with respect to any cash dividends declared and paid by New AltaGas Amalco on the New AltaGas Amalco Shares.

The board of directors of the General Partner, based upon its own investigations and analysis, has unanimously determined that the Arrangement is fair to the Securityholders, is in the best interests of the Fund and the Securityholders and unanimously recommends that the Securityholders vote in favour of the Arrangement Resolution.

The officers and directors of the General Partner and AltaGas and their respective associates who own, in the aggregate, as of the record date for the Meeting, approximately 4.54% of the outstanding Trust Units and LP #1 B Units have indicated that they intend to vote in favour of the Arrangement.

The accompanying Information Circular contains a detailed description of the Arrangement and the other business items to be considered at the Meeting, as well as detailed information regarding the Fund and New AltaGas Amalco. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors or contact our depositary, Computershare Investor Services Inc., at the numbers listed on the back cover of the Information Circular.

If you are a registered holder of Trust Units and/or LP #1 B Units and are unable to attend the Meeting in person, please complete and deliver the enclosed form of proxy and/or voting instruction form, as the case may be, and return it within the time frames indicated in order to ensure your representation at the Meeting. You should also complete and submit the letter of transmittal, which is also enclosed, together with the certificates (or, in the case of LP #1 B Units only, a copy of such LP #1 B Unit certificate(s)) representing your Trust Units and/or LP #1 B Units (or instruct your broker or nominee to complete the letter of transmittal on your behalf) to receive your New AltaGas Amalco Shares as soon as possible following the Effective Date. If you are a non-registered holder of Trust Units and/or LP #1 B Units and received these materials through your broker or through another intermediary, please complete and return the form of proxy or voting instruction form, as the case may be, provided to you in accordance with the instructions provided by your broker or intermediary.

If you are unable to attend the Meeting in person, you may also listen to a live webcast, which will be available on the Fund's website at www.altagas.ca commencing at 3:00 p.m. (Calgary time) on Thursday, June 3, 2010; however you will not be able to vote or otherwise participate in the Meeting via the webcast.

With $2 billion of projects in advanced stages of development, AltaGas is poised to enter a new phase in its history. The significant growth opportunities will be supported by a dividend policy which balances income and growth to

provide long-term, sustainable returns to our investors. Reorganizing into a corporate structure will enhance our access to capital and provide a strong financial platform to support our growth strategy.

We look forward to seeing you at the Meeting.

Yours very truly,

(signed) *"David W. Cornhill"*
David W. Cornhill
Chairman and Chief Executive Officer of AltaGas General Partner Inc., the delegate of the trustee of AltaGas Income Trust and of AltaGas Ltd., the administrator of AltaGas Income Trust

ALTAGAS INCOME TRUST

NOTICE OF ANNUAL AND SPECIAL MEETING OF SECURITYHOLDERS
to be held June 3, 2010

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "**Interim Order**") of the Court of Queen's Bench of Alberta dated May 3, 2010, an Annual and Special Meeting (the "**Meeting**") of the holders ("**Unitholders**") of trust units ("**Trust Units**") of AltaGas Income Trust (the "**Fund**") and the holders ("**LP #1 B Unitholders**" and, together with the Unitholders, collectively referred to as the "**Securityholders**") of Class B limited partnership units ("**LP #1 B Units**" and together with the Trust Units, the "**Securities**") of AltaGas Holding Limited Partnership No. 1 ("**AltaGas LP #1**") will be held at The Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta at 3:00 p.m. (Calgary time) on Thursday, June 3, 2010 for the following purposes:

(a) to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the "**Arrangement Resolution**"), the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement of the Fund dated May 4, 2010 (the "**Information Circular**"), to approve a plan of arrangement (the "**Arrangement**") under Section 192 of the *Canada Business Corporations Act* (the "**CBCA**"), all as more particularly described in the Information Circular;

(b) to receive the annual report of the directors of AltaGas General Partner Inc. (the "**General Partner**"), on behalf of the Fund, to the Unitholders and the consolidated financial statements of the Fund for the year ended December 31, 2009 and the auditors' report thereon;

(c) to fix the number of directors of the General Partner, to consider the nominees standing for election as directors of the General Partner and to direct Computershare Trust Company of Canada, as trustee of the Fund, to cause the election of the directors of the General Partner;

(d) to appoint Ernst & Young LLP as auditors of the Fund and to authorize the directors of the General Partner to fix Ernst & Young LLP's remuneration in that capacity;

(e) to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution approving a stock option plan for AltaGas Conversion Inc. ("**New AltaGas**"), which stock option plan will be assumed by the corporation to be formed on the amalgamation of AltaGas Ltd., New AltaGas and AltaGas Conversion #2 Inc. pursuant to the Arrangement ("**New AltaGas Amalco**"), all as more particularly described in the Information Circular and in the form attached as Appendix D to the Information Circular; and

(f) to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters to be put before the Meeting are set forth in the Information Circular. A copy of the Plan of Arrangement in respect of the Arrangement is attached as Exhibit A to the Arrangement Agreement which is attached as Appendix C to the Information Circular. The record date ("**Record Date**") for determination of Securityholders entitled to receive notice of and to vote at the Meeting is April 29, 2010. Only Securityholders whose names have been entered in the applicable register of holders of Securities on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

The Securityholders will vote together as a single class of securities at the Meeting. Each Trust Unit outstanding on the Record Date is entitled to one vote. Computershare Trust Company of Canada (the "**Trustee**"), the holder of the special voting unit of the Fund, for the benefit of LP #1 B Unitholders, is entitled to such number of votes at the Meeting as is equal to the aggregate number of outstanding LP #1 B Units as at the Record Date.

A Unitholder who is unable to attend the Meeting in person is requested to complete and sign the enclosed form of proxy and to deliver it by regular mail to Computershare Trust Company of Canada, 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1 (or to send it by courier or hand delivery to Computershare Trust Company of Canada's Calgary office at 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8). In order to be valid and acted upon at the Meeting, the form of proxy must be received no later than 3:00 p.m. (Calgary time) on the second business day before the date of the Meeting or any adjournment(s) thereof or be deposited with the Chairman of the Meeting prior to its commencement.

A LP #1 B Unitholder who is unable to attend the Meeting in person is requested to complete and sign the enclosed voting instruction form and deliver it by regular mail to Computershare Trust Company of Canada, 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1 (or to send it by courier or hand delivery to Computershare Trust Company of Canada's Calgary office at 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8). In order to be valid and acted upon at the Meeting, the voting instruction form must be received no later than 3:00 p.m. (Calgary time) on the second business day before the date of the Meeting or any adjournment(s) thereof or be deposited with the Chairman of the Meeting prior to its commencement. The voting instruction form is the means by which LP #1 B Unitholders may authorize the voting of the voting rights associated with the LP #1 B Units at the Meeting. Each vote will only be exercised as directed on the voting instruction form. In the absence of instructions as to voting, no voting rights will be exercised on behalf of LP #1 B Unitholders.

If you are a non-registered holder of Securities and received these materials through your broker or through another intermediary, please complete and return the form of proxy or voting instruction form, as the case may be, provided to you in accordance with the instructions provided by your broker or other intermediary.

DATED at the City of Calgary, in the Province of Alberta, this 4th day of May 2010.

BY ORDER OF THE BOARD OF DIRECTORS OF ALTAGAS GENERAL PARTNER INC., the delegate of the trustee of **ALTAGAS INCOME TRUST**

(signed) *"David W. Cornhill"*
David W. Cornhill
Chairman and Chief Executive Officer
AltaGas General Partner Inc.

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*, R.S.C. 1985, c. C-44, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ALTAGAS INCOME TRUST, ALTAGAS LTD., ALTAGAS GENERAL PARTNER INC., ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 2, ALTAGAS HOLDING TRUST, ALTAGAS CONVERSION INC., ALTAGAS CONVERSION #2 INC., COMPUTERSHARE TRUST COMPANY OF CANADA (IN ITS CAPACITY AS VOTING AND EXCHANGE TRUSTEE) AND THE SECURITYHOLDERS OF ALTAGAS INCOME TRUST AND ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a petition (the "**Petition**") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "**Court**") on behalf of AltaGas Income Trust (the "**Fund**"), AltaGas Ltd. ("**AltaGas**"), AltaGas General Partner Inc. (the "**General Partner**"), AltaGas Holding Limited Partnership No. 1 ("**AltaGas LP #1**"), AltaGas Holding Limited Partnership No. 2 ("**AltaGas LP #2**"), AltaGas Holding Trust ("**Holding Trust**"), AltaGas Conversion Inc. ("**New AltaGas**") and AltaGas Conversion #2 Inc. ("**New AltaGas 2**") with respect to a proposed arrangement (the "**Arrangement**") under Section 192 of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended (the "**CBCA**"), involving (collectively, the following being the "**Arrangement Parties**") the Fund, AltaGas, the General Partner, AltaGas LP #1, AltaGas LP #2, Holding Trust, New AltaGas, New AltaGas 2, Computershare Trust Company of Canada (as trustee under the voting and exchange trust agreement of the Fund) and the holders of trust units of the Fund and Class B limited partnership units of AltaGas LP #1 (collectively the "**Securityholders**"), which Arrangement is described in greater detail in the information circular and proxy statement of the Fund dated May 4, 2010, accompanying this Notice of Petition. At the hearing of the Petition, the Fund, AltaGas, the General Partner, AltaGas LP #1, AltaGas LP #2, Holding Trust, New AltaGas and New AltaGas 2 intend to seek:

(a) a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected, including the Securityholders;

(b) an order approving the Arrangement pursuant to the provisions of Section 192 of the CBCA;

(c) a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of Section 192 of the CBCA, become effective in accordance with its terms and will be binding on each of the Arrangement Parties on and after the Effective Date, as defined in the Arrangement; and

(d) such other and further orders, declarations and directions as the Court may deem just.

The Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the United States *Securities Act of 1933*, as amended, provided by Section 3(a)(10) thereof with respect to the securities to be issued to Securityholders pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard before a Justice of the Court of Queen's Bench of Alberta, Calgary Courts Centre, 601 – 5th Street S.W., Calgary, Alberta, on the 4th day of June, 2010 at 9:00 a.m. (Calgary time), or as soon thereafter as counsel may be heard. Any Securityholder or any other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose. **Any Securityholder or any other interested party desiring to appear at the hearing is required to file with the Court and serve upon the Fund on or before 4:00 p.m. (Calgary time) on May 28, 2010, a notice of intention to appear, including an address for service in the Province of Alberta, together with any evidence or materials which are to be presented to the Court.** Service on the Fund is to be effected by delivery to the solicitors for the Fund at their address set out below. If any Securityholder or any other such interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by the Fund, AltaGas, the General Partner, AltaGas LP #1, AltaGas LP #2, Holding Trust, New AltaGas and New AltaGas 2 and that in the event the hearing of the Petition is adjourned, only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of a meeting of Securityholders for the purpose of such Securityholders voting upon a resolution to approve the Arrangement.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Securityholder or any other interested party requesting the same by the under-mentioned solicitors for the Fund upon written request delivered to such solicitors as follows:

Stikeman Elliott LLP
4300 Bankers Hall West
888 – 3rd Street S.W.
Calgary, Alberta T2P 5C5
Attention: Christopher W. Nixon

DATED at Calgary, Alberta, this 4th day of May, 2010.

BY ORDER OF THE BOARD OF DIRECTORS OF ALTAGAS GENERAL PARTNER INC.

(signed) *"David W. Cornhill"*
David W. Cornhill
Chairman and Chief Executive Officer
AltaGas General Partner Inc., the delegate of the trustee of AltaGas Income Trust

QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT

The following questions and answers are intended to assist Securityholders in making a decision on how to vote at the Meeting. A more detailed description of these matters follows these questions and answers. Capitalized terms used and not otherwise defined in the following questions and answers have the meanings ascribed thereto in the Glossary of Terms beginning on Page 6 of this Information Circular.

Q. Am I entitled to vote?

A. You are entitled to vote if you were a holder of Trust Units or LP #1 B Units as of the close of business on April 29, 2010, the record date for the Meeting. Each Trust Unit and each LP #1 B Unit is entitled to one vote.

Q. What am I voting on?

A. You will be voting on:

- the proposed conversion of the Fund into a corporation by way of a plan of arrangement under the *Canada Business Corporations Act*;
- if the Arrangement is completed, a new stock option plan for New AltaGas (to be assumed by New AltaGas Amalco pursuant to the Arrangement);
- the election of directors until the earlier of the completion of the Arrangement and the close of the next annual general meeting; and
- the appointment of Ernst & Young LLP as auditors of the Fund until the earlier of the completion of the Arrangement and the close of the next annual general meeting.

Q. What if amendments are made to these matters or if other matters are brought before the Meeting?

A. If you attend the Meeting in person and are eligible to vote, you may vote on such matters as you choose. If you have completed and returned a proxy or voting instruction form, the person named in the proxy or voting instruction form will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and to other matters that may properly come before the Meeting. As of the date of the Information Circular that is enclosed herewith, management knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the proxy form will vote on them in accordance with their best judgment.

Q. When and where is the Meeting?

A. The Meeting will take place at 3:00 p.m. (Calgary time) on Thursday, June 3, 2010 at The Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta.

Q. What is the Arrangement?

A. The Arrangement is a statutory procedure under the CBCA which, if approved by Securityholders, the Court and applicable regulatory authorities, and when implemented by the Fund, will result in the Trust Units and/or LP #1 B Units held by you ultimately being exchanged for common shares in the capital of an amalgamated corporation which will, directly or indirectly, hold all of the assets previously held indirectly by the Fund.

Q. Who is soliciting my proxy?

A. The management of the Fund is soliciting your proxy. Solicitation of proxies is done primarily by mail, supplemented by telephone or other contact, and all of the costs associated with such solicitations are paid by the Fund.

Q. How can I vote?

A. If you are eligible to vote and your Trust Units or LP #1 B Units are registered in your name, you can vote your Securities in person at the Meeting or by signing and returning your proxy form or voting instruction form in the prepaid envelope provided or by voting using the internet at www.investorvote.com or by calling 1-866-732-VOTE (8683), toll free.

If your Securities are not registered in your name but are held by a nominee, please see below.

Q. How can a non-registered Securityholder vote?

A. If your Securities are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), your nominee is required to seek your instructions as to how to vote your Securities. Your nominee will have provided you with a package of information, including these meeting materials and either a proxy or a voting instruction form. Carefully follow the instructions accompanying the proxy or voting instruction form.

Q. How can a non-registered Securityholder vote in person at the Meeting?

A. The Fund does not have access to all the names of its non-registered Securityholders. Therefore, if you are a non-registered Securityholder and attend the Meeting, we will have no record of your securityholdings or of your entitlement to vote unless your nominee has appointed you as a proxyholder. If you wish to vote in person at the Meeting, insert your name in the space provided on the proxy form or voting instruction form sent to you by your nominee. In doing so you are instructing your nominee to appoint you as a proxyholder. Complete the form by following the return instructions provided by your nominee. You should report to a representative of Computershare Trust Company of Canada upon arrival at the Meeting.

Q. Who votes my Securities and how will they be voted if I return a proxy or voting instruction form?

A. By properly completing and returning a proxy and/or voting instruction form, you are authorizing the person named in the proxy and/or voting instruction form to attend the Meeting and vote your Securities. You can use the enclosed proxy form or voting instruction form, as applicable, or any other proper form of proxy or voting instruction form, to appoint your proxyholder.

The Securities represented by your proxy and/or voting instruction form must be voted according to your instructions in the proxy and/or voting instruction form. If you properly complete and return your proxy but do not specify how you wish the votes cast, your Trust Units will be voted as your proxyholder sees fit.

Unless contrary instructions are provided, securities represented by proxies received by management will be voted:

- FOR the Arrangement;
- FOR the adoption of a new stock option plan for New AltaGas (to be assumed by New AltaGas Amalco pursuant to the Arrangement);
- FOR the election as directors of the General Partner of those nominees set out in the Information Circular enclosed herewith; and

- FOR the appointment of Ernst & Young LLP as auditors of the Fund.

If you properly complete and return your voting instruction form but do not specify how you wish the votes cast, your LP #1 B Units will not be voted at the Meeting. Each vote will only be exercised as directed on the voting instruction form. In the absence of instructions as to voting, no voting rights will be exercised on behalf of holders of LP #1 B Units.

Q. When will the Arrangement be completed?

A. If all of the conditions to the Arrangement set forth in the Arrangement Agreement are satisfied or waived, the Fund expects the Effective Date will be on or about July 1, 2010. It is not possible, however, to state with certainty when the Effective Date will be.

Q. How do I receive share certificates of the amalgamated corporation in exchange for my Trust Unit certificates and/or LP #1 B Units?

A. Registered Securityholders will be provided with a Letter of Transmittal that must be completed and sent with the certificate(s) (or, in the case of LP #1 B Units only, a copy of such LP #1 B Unit certificate(s)) representing your Securities to Computershare Investor Services Inc., the Depositary for the Arrangement, at the offices set forth in such Letter of Transmittal. If your Securities are not registered in your name but are held by a nominee, please contact your nominee for instructions.

Q. Will the shares of the amalgamated corporation be listed on a stock exchange?

A. The shares of the amalgamated corporation have been conditionally approved for listing on the Toronto Stock Exchange under the Fund's existing ticker symbol "ALA", subject to the satisfaction of the applicable listing requirements of the TSX.

Q. Can I appoint someone other than the individuals named in the enclosed proxy form or voting instruction form to vote my Securities?

A. Yes, you have the right to appoint the person of your choice, who does not need to be a Securityholder, to attend and act on your behalf at the Meeting. If you wish to appoint a person other than the ones named in the form of proxy or voting instruction form, then strike out those printed names and insert the name of your chosen proxyholder in the space provided.

NOTE: It is important to ensure that any other person you appoint is attending the Meeting and is aware that his or her appointment to vote your Securities has been made. Proxyholders should, on arrival at the Meeting, present themselves to a representative of Computershare Trust Company of Canada.

Q. What if my Securities are registered in more than one name or in the name of my company?

A. If the Securities are registered in more than one name, all those registered must sign the form of proxy. If the Securities are registered in the name of your company or any name other than yours, you may require documentation that proves you are authorized to sign the proxy form or voting instruction form.

Q. Is my vote confidential?

A. Your vote is confidential. Proxies and voting instruction forms are received, counted and tabulated by our transfer agent, Computershare Trust Company of Canada. Computershare Trust Company of Canada does not disclose the results of individual votes unless they contain a written comment clearly intended for management, in the event of a proxy contest or proxy validation issue, or if necessary to meet legal requirements.

Q. **What if I have other questions?**

A. If you have a question regarding the Meeting, please contact Computershare Trust Company of Canada at 1-800-564-6253 or www.computershare.com or the Fund at 1-877-691-7199 or 403-691-7100 or ALInvestorRelations@altagas.ca.

Webcast of Meeting

If you are unable to attend the Meeting in person, you may also listen to a live webcast, which will be available on the Fund's website at www.altagas.ca commencing at 3:00 p.m. (Calgary time) on Thursday, June 3, 2010; however you will not be able to vote or otherwise participate in the Meeting via the webcast.

INFORMATION CIRCULAR AND PROXY STATEMENT

Introduction

This Information Circular is furnished in connection with the solicitation of proxies on behalf of the Trustee in its capacity as trustee of the Fund by the General Partner, the delegate of the Trustee, for use at the Meeting to be held at The Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta, on Thursday, June 3, 2010 at 3:00 p.m. (Calgary time) and at any adjournment(s) thereof for the purposes set out in the accompanying Notice of Meeting.

No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Exhibit A to the Arrangement Agreement, which agreement is attached as Appendix C to this Information Circular. **You are urged to carefully read the full text of the Plan of Arrangement.**

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "*Glossary of Terms*". Information contained in this Information Circular is given as of May 4, 2010 unless otherwise specifically stated.

Forward-looking Statements

This Information Circular contains certain forward-looking statements and forward-looking information (collectively referred to herein as "forward-looking statements") within the meaning of applicable Canadian securities laws. All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "intend", "objective", "continuous", "ongoing", "estimate", "expect", "may", "would", "could", will", "seek", "propose", "project", "should", or similar words suggesting future outcomes. In particular, this Information Circular contains forward-looking statements relating to:

- the benefits of the Arrangement;
- the timing of the Final Order;
- the occurrence of the Effective Date;
- the satisfaction of conditions for listing of the New AltaGas Amalco Shares;
- the treatment of Securityholders under tax laws;
- the business strategy of New AltaGas Amalco;
- the business to be carried on by New AltaGas Amalco following the Arrangement;
- the potential for a payment of a dividend by New AltaGas Amalco; and
- the tax horizon of New AltaGas Amalco.

Forward-looking statements respecting:

- the perceived benefits of the Arrangement are based upon the financial and operating attributes of the Fund as at the date hereof, anticipated operating and financial results from the date hereof to the Effective Date, the views of management and the Board of Directors respecting the benefits associated with the Arrangement and current and anticipated market conditions. See "*Background to and Reasons for the Arrangement – Benefits of the Arrangement*";

- the attributes of New AltaGas Amalco following completion of the Arrangement are based upon the existing attributes of the Fund (including financial and operating attributes) and the opinions of management of AltaGas and the directors of the General Partner concerning perceived benefits

associated with the Arrangement. See "*Information Concerning New AltaGas Amalco*" in Appendix E hereto and "*Background to and Reasons for the Arrangement – Benefits of the Arrangement*";

- the structure and effect of the Arrangement are based upon the terms of the Arrangement Agreement and the transactions contemplated thereby, assumptions that all conditions in the Arrangement Agreement will be met and assumptions that the representations and warranties in the Arrangement Agreement will be true and correct at all applicable times. See "*The Arrangement - Arrangement Agreement*";

- the consideration to be received by Securityholders as a result of the Arrangement is based upon the terms of the Arrangement Agreement and the Plan of Arrangement; and

- certain steps in, and timing of, the Arrangement are based upon the terms of the Arrangement Agreement and advice received from counsel of the Fund relating to timing expectations.

Other forward-looking statements regarding the Fund are located in the documents incorporated by reference herein, including with respect to the relative contribution of power and gas to revenue growth, statements as they relate to gas opportunities with respect to: expectations for the WCSB; growth opportunities from plant modifications, increasing interests, acquiring and constructing infrastructure and growing demand; the anticipated impact of the Harmattan Co-Stream Project; the contribution of the Fund's extraction infrastructure to throughput, utilization and profitability; the availability of opportunities to build or acquire gathering infrastructure and generate operating synergies; and the impact of growing natural gas production in northeast British Columbia and northwest Alberta, and as they relate to power opportunities with respect to: power demand growth and price recovery; the timing of new power generation; and the impact of the planned decommissioning of thermal plants on opportunities to develop new clean power generation capacity.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Fund's views as at the date made with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, and general economic conditions and the other factors discussed under the heading "*Risk Factors*" in the Fund AIF incorporated herein by reference.

Many factors could cause the Fund's or New AltaGas Amalco's or any particular segment's actual results, performance or achievements to vary from those described herein and in the documents incorporated by reference, including without limitation the:

- failure of the parties to the Arrangement Agreement to satisfy the conditions set out therein;
- inability to meet TSX listing requirements;
- inability to obtain required consents, permits or approvals, including Court approval of the Arrangement and the Securityholders' approval of the Arrangement Resolution;
- failure to realize anticipated benefits of the Arrangement; and
- the other factors discussed in the Fund AIF and management's discussion and analysis of the Fund for the year ended December 31, 2009 incorporated by reference herein and the risk factors set forth in the Fund AIF and under "*Information Concerning New AltaGas Amalco – Risk Factors*" in Appendix E hereto.

These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described herein and in the documents incorporated herein by reference as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in this Information Circular or incorporated herein by reference should not be unduly relied upon. Such statements speak only as of the date as of which they are given. The Fund does not intend, and does not assume any obligation, to update forward-

looking statements except as required by law. The forward-looking statements contained in this Information Circular and the documents incorporated herein by reference are expressly qualified by this cautionary statement.

Financial outlook information contained in this Information Circular and the documents incorporated herein by reference about prospective results of operations, financial position or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this Information Circular and the documents incorporated herein by reference should not be used for purposes other than for which they are disclosed.

The reader is further cautioned that the preparation of financial statements in accordance with Canadian GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available and as the economic environment changes.

Supplementary Disclosure – Non-Canadian GAAP Measures

This Information Circular and the documents incorporated by reference herein contain references to certain financial measures that do not have a standardized meaning prescribed by Canadian GAAP and may not be comparable to similar measures presented by other entities and holders of Securities are cautioned that these non-Canadian GAAP measures should not be construed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. These measures provide additional information that management believes is meaningful regarding the Fund's operational performance, liquidity and its capacity to fund distributions, capital expenditures and other investing activities. References to net revenue, operating income, EBITDA, EBITDA before unrealized gain (loss) on risk management, net income before tax-adjusted unrealized gain (loss) on risk management, net income before tax and funds from operations throughout the documents incorporated by reference have the meanings as set out in the management's discussion and analysis of the Fund for the year ended December 31, 2009 and the three months ended March 31, 2010, all of which are incorporated by reference herein. The specific rationale for, and incremental information associated with (including a reconciliation to the most directly comparable measure calculated in accordance with Canadian GAAP) each non-Canadian GAAP measure is also discussed therein.

Information For United States Securityholders

None of the securities to be issued to Securityholders in exchange for their securities under the Arrangement have been or will be registered under the 1933 Act, and such securities are being issued to Securityholders in reliance on the exemption from registration set forth in Section 3(a)(10) of the 1933 Act. The solicitation of proxies for the Meeting is not subject to the proxy requirements of Section 14(a) of the 1934 Act. Accordingly, the solicitations and arrangements contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act.

Specifically, information concerning the operations of the Fund contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The audited historical financial statements of the Fund included in or incorporated by reference in this Information Circular have been presented in Canadian dollars, were prepared in accordance with Canadian GAAP and are subject to Canadian auditing and auditor independence standards, which differ from U.S. GAAP and auditing and auditor independence standards in certain material respects, and thus are not comparable in all respects to financial statements of United States domestic issuers.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that the Fund and New AltaGas Amalco are organized under the laws of a jurisdiction outside the United States, that some or all of their respective officers and directors and trustee, as applicable, are residents of countries other than the United States, that some or all of the experts named in this Information Circular are residents of

countries other than the United States, and that all or substantial portions of the assets of the Fund and New AltaGas Amalco and such other Persons are, or will be, located outside the United States.

The 1933 Act imposes restrictions on the resale of securities received pursuant to the Arrangement by Persons who will be "affiliates" of New AltaGas Amalco after the Arrangement or who have been affiliates of New AltaGas within 90 days before the Effective Date. See "*The Arrangement – Securities Law Matters – United States*" in this Information Circular.

See "*Certain United States Federal Income Tax Considerations*" for certain information concerning the tax consequences of the Arrangement for U.S. Holders who are United States taxpayers.

THE SECURITIES ISSUED TO SECURITYHOLDERS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Currency Exchange Rates

All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated. The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; and (ii) the high and low exchange rates during each such periods, in each case based on the rates published on the Bank of Canada's website as being in effect at approximately noon on each trading day.

	Year Ended December 31,		**Three Months Ended March 31,**	
	2009	**2008**	**2010**	**2009**
Rate at end of Period	$0.9555	$0.8166	$0.9846	$0.7935
High	$0.9716	$1.0289	$0.9888	$0.8458
Low	$0.7692	$0.7711	$0.9316	$0.7692

On the Record Date, the noon buying rate for $1.00 Canadian was $0.9946 United States.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including the Summary Information hereof. Terms and abbreviations used in the Appendices to this Information Circular (other than in Appendix E and Appendix F) are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated.

"**Administration Agreement**" means the administration agreement dated May 1, 2004 among the Fund, the General Partner, AltaGas, as administrator, Holding Trust, AltaGas LP #1 and AltaGas LP #2;

"**AltaGas**" means AltaGas Ltd., a corporation amalgamated under the CBCA and a wholly-owned subsidiary of AltaGas LP #2;

"**AltaGas B Shares**" means the Class B common shares of AltaGas;

"**AltaGas LP #1**" means AltaGas Holding Limited Partnership No. 1, a limited partnership created pursuant to the laws of Alberta pursuant to the AltaGas LP #1 Limited Partnership Agreement;

"**AltaGas LP #1 Limited Partnership Agreement**" means the amended and restated limited partnership agreement dated as of June 28, 2005 among the General Partner, Holding Trust and each person who from time to time is accepted as and becomes a limited partner pursuant thereto, as from time to time further amended, supplemented or restated;

"**AltaGas LP #2**" means AltaGas Holding Limited Partnership No. 2, a limited partnership created pursuant to the laws of Alberta pursuant to the AltaGas LP #2 Limited Partnership Agreement;

"**AltaGas LP #2 Limited Partnership Agreement**" means the limited partnership agreement dated as of March 26, 2004 among the General Partner, AltaGas LP #1 and each person who from time to time is accepted as and becomes a limited partner pursuant thereto, as from time to time amended, supplemented or restated;

"**Amalgamating Corporations**" means New AltaGas, AltaGas and New AltaGas 2;

"**Amalgamation**" means the amalgamation of the Amalgamating Corporations pursuant to the Plan of Arrangement;

"**Amended DRIP**" means the Premium Dividend, Dividend Reinvestment and Optional Share Purchase Plan of New AltaGas Amalco which will be the amended and restated version of the DRIP;

"**Applicable Canadian Securities Laws**", in the context that refers to one or more Persons, means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

"**Applicable Law**" means any applicable Law including any statute, regulation, by-law, treaty, guideline, directive, rule, standard, requirement, policy, order, judgement, decision, injunction, award, decree or resolution of any governmental authority, whether or not having the force of law;

"**Arrangement**" means the proposed arrangement, under the provisions of section 192 of the CBCA, on the terms and conditions set forth in the Plan of Arrangement;

"**Arrangement Agreement**" means the arrangement agreement dated as of May 3, 2010, among the Fund, AltaGas, the General Partner, AltaGas LP #1, AltaGas LP #2, Holding Trust, New AltaGas and New AltaGas 2 providing for the implementation of the Arrangement, a copy of which agreement is attached as Appendix C to this Information Circular, as from time to time amended, supplemented or restated;

"**Arrangement Resolution**" means the special resolution in respect of, among other things, the Arrangement, in substantially the form attached as Appendix A to this Information Circular, to be voted upon by Securityholders at the Meeting;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 192(6) of the CBCA to be filed with the Director after the Final Order has been granted giving effect to the Arrangement;

"**Board**" or "**Board of Directors**" means the board of directors of the General Partner, the delegate of the Trustee of the Fund;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

"**Canadian GAAP**" means Canadian generally accepting accounting principles as in effect from time to time;

"**CBCA**" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended, including the regulations promulgated thereunder;

"**Certificate**" means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA giving effect to the Arrangement;

"**Code**" means the United States Internal Revenue Code of 1986, as amended and in effect as of the date hereof;

"**Computershare**" means Computershare Trust Company of Canada in its capacity as registrar and transfer agent for the Trust Units and LP #1 B Units;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Declaration of Trust**" means the declaration of trust dated as of March 26, 2004 between the settlor and the Trustee, pursuant to which the Fund was created, as from time to time amended, supplemented or restated;

"**Delegation Agreement**" means the delegation agreement dated May 1, 2004 among the Fund, the Trustee and the General Partner, as from time to time amended, supplemented or restated;

"**Depositary**" means Computershare Investor Services Inc., at its offices set out in the Letter of Transmittal;

"**Director**" means the Director appointed under section 260 of the CBCA;

"**DRIP**" means the Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan of the Fund;

"**Effective Date**" means the date on which the Arrangement is effective under the CBCA;

"**Effective Time**" means 12:01 a.m. (Calgary time) on the Effective Date;

"**Eligible Institution**" means a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP); members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States;

"**Final Order**" means the order of the Court approving the Arrangement to be applied for following the approval of the Arrangement pursuant to the provisions of subsection 192(4) of the CBCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Fund**" means AltaGas Income Trust, an unincorporated open-ended investment trust established under the laws of Alberta pursuant to the Declaration of Trust;

"**Fund AIF**" means the Annual Information Form of the Fund dated March 4, 2010 in respect of the Fund's financial year ended December 31, 2009, incorporated by reference herein;

"**Fund Options**" means options to acquire Trust Units issued under or governed by the Trust Unit Option Plan;

"**General Partner**" means AltaGas General Partner Inc., a corporation amalgamated pursuant to the CBCA and a wholly-owned subsidiary of the Fund and, prior to the commencement of the transactions contemplated by the Plan of Arrangement, the general partner of AltaGas LP #1 and AltaGas LP #2 and the delegate of the Trustee pursuant to the Delegation Agreement;

"**General Partner Shares**" means the common shares of the General Partner;

"**Governmental Entity**" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, (b) any subdivision, agent, commission, board or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"**Holder**" means a registered holder of Securities immediately prior to the Effective Date;

"**Holding Declaration of Trust**" means the declaration of trust of Holding Trust dated as of March 26, 2004, between the Holding Trust Trustee and the Fund, as settlor and initial unitholder, as from time to time amended, supplemented or restated;

"**Holding Trust**" means AltaGas Holding Trust, an unincorporated investment trust, all of the beneficial interests of which are owned by the Fund, established under the laws of Alberta pursuant to the Holding Declaration of Trust;

"**Holding Trust Note Indenture**" means the agreement entered into between Holding Trust and Computershare Trust Company of Canada, as note trustee, pursuant to which, among others, Series 1 Notes may be issued by Holding Trust, as from time to time amended, supplemented or restated;

"**Holding Trust Trustee**" means AltaGas Holding Trust Corp., as trustee of Holding Trust, or such other person as becomes the trustee of Holding Trust in accordance with the Holding Declaration of Trust;

"**Information Circular**" means this information circular and proxy statement of the Fund dated May 4, 2010, together with all appendices hereto, distributed to Securityholders in connection with the Meeting;

"**Interim Order**" means the interim order of the Court dated May 3, 2010 under subsection 192(4) of the CBCA containing declarations and directions with respect to the Arrangement, a copy of which order is attached as Appendix B to this Information Circular, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**IRS**" means the United States Internal Revenue Service;

"**Laws**" means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, policies, notices, directions (including all Applicable Canadian Securities Laws and U.S. Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX);

"**Letter of Transmittal**" means the letter of transmittal enclosed with this Information Circular pursuant to which a Securityholder is required to deliver such holder's certificate(s) (or, in the case of LP #1 B Units only, a copy of such LP #1 B Unit certificate(s)) representing Trust Units and LP #1 B Units;

"**LP #1 A Units**" means the Class A limited partnership units of AltaGas LP #1;

"**LP #1 B Units**" means the Class B limited partnership units of AltaGas LP #1, which are non-transferable and are exchangeable into Trust Units on a one-for-one basis;

"**LP #1 B Unitholders**" means holders of LP #1 B Units;

"**LP #2 A Units**" means the Class A limited partnership units of AltaGas LP #2;

"**Meeting**" means the annual and special meeting of Unitholders and LP #1 B Unitholders to be held on June 3, 2010 and any adjournments thereof to consider and to vote on the Arrangement Resolution and the other matters outlined in the Notice of Meeting;

"**MI 61-101**" means Multilateral Instrument 61-101 *Protection of Minority Security Holders in Special Transactions*;

"**Minister**" means the Minister of Finance (Canada);

"**MTIP**" means the Fund's Mid Term Incentive Plan for directors, officers and employees;

"**New AltaGas**" means AltaGas Conversion Inc., a corporation incorporated pursuant to the CBCA and, prior to the commencement of the transactions contemplated by this Plan of Arrangement, having no outstanding shares of any class;

"**New AltaGas 2**" means AltaGas Conversion #2 Inc., a corporation incorporated pursuant to the CBCA and, prior to the commencement of the transactions contemplated by this Plan of Arrangement, a wholly-owned subsidiary of the General Partner;

"**New AltaGas Amalco**" means the corporation continuing as a successor to the Amalgamating Corporations under the CBCA following the effectiveness of the Arrangement contemplated hereby;

"**New AltaGas Amalco Shares**" means the common shares of New AltaGas Amalco;

"**New AltaGas Amalco Shareholders**" means holders of New AltaGas Amalco Shares;

"**New AltaGas 2 First Preferred Shares**" means the non-voting, redeemable, retractable first preferred shares of New AltaGas 2 which are each redeemable and retractable for one New AltaGas Share;

"**New AltaGas 2 Note**" means an unsecured, subordinated, non-interest-bearing promissory note of New AltaGas 2 on such terms as agreed to by New AltaGas 2 and AltaGas LP #1, having a principal amount equal to the Partner Debt of a particular LP #1 B Unitholder and "**New AltaGas 2 Notes**" means all such notes;

"**New AltaGas 2 Second Preferred Shares**" means the non-voting, redeemable, retractable second preferred shares of New AltaGas 2, which are redeemable and retractable for an aggregate amount equal to the aggregate fair market value of the property of AltaGas LP #1 transferred to New AltaGas 2 pursuant to paragraph 3.1(k) of the Plan of Arrangement (excluding the Partner Debt), less the fair market value of the New AltaGas 2 First Preferred Shares issued pursuant to such paragraph and less any liabilities of AltaGas LP #1 assumed by New AltaGas 2 on the transfer;

"**New AltaGas Shares**" means the common shares of New AltaGas;

"**New AltaGas 2 Shares**" means the common shares of New AltaGas 2;

"**New AltaGas Stock Option Plan**" means a stock option plan of New AltaGas to be approved by the Securityholders at the Meeting, the form of which is attached as Appendix D to this Information Circular and to be assumed by New AltaGas Amalco pursuant to the Arrangement;

"**NI 58-101**" means National Instrument 58-101 - *Disclosure of Corporate Governance Practices* of the Canadian Securities Administrators;

"**Non-Resident**" means: (i) a Person who is not a resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

"**Non-Resident Unitholder**" means a Unitholder that is not resident in Canada for purposes of the Tax Act;

"**Notice of Meeting**" means the Notice of Annual and Special Meeting of Securityholders which accompanies this Information Circular;

"**Notice of Petition**" means the Notice of Petition on behalf of the Fund, AltaGas, the General Partner, AltaGas LP #1, AltaGas LP #2, Holding Trust, New AltaGas and New AltaGas 2 to the Court for the Final Order which accompanies this Information Circular;

"**Partner Debt**" means all loans made by AltaGas LP #1 to a particular LP #1 B Unitholder in relation to cash distributions paid to such LP #1 B Unitholder since January 1, 2010, all pursuant to Article 3 of Schedule A to the AltaGas LP #1 Limited Partnership Agreement and "**Partner Debts**" means all such loans made to all LP #1 B Unitholders;

"**Person**" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"**Plan of Arrangement**" means the plan of arrangement attached as Exhibit A to Appendix C to this Information Circular, as amended, supplemented or restated in accordance with the terms thereof;

"**PU**" means performance-vested units pursuant to the MTIP;

"**Record Date**" means the close of business on April 29, 2010;

"**Regulation S**" means Regulation S under the 1933 Act;

"**Reorganization**" has the meaning ascribed to such term in the section entitled "*Certain United States Federal Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Arrangement – Qualification as a Reorganization under Section 368(a) of the Code*";

"**Resident**" means a person who is not a Non-Resident;

"**RU**" means time-vested restricted units pursuant to the MTIP;

"**Securities**" means, collectively, the Trust Units and the LP #1 B Units;

"**Securityholders**" means, collectively, the Unitholders and the LP #1 B Unitholders;

"**Series 1 Notes**" means the non-interest bearing demand unsecured subordinated notes of Holding Trust issuable pursuant to the Holding Trust Note Indenture;

"**Share Option**" means an option to acquire New AltaGas Shares to be granted pursuant to and governed by the New AltaGas Stock Option Plan;

"**SIFT Rules**" has the meaning ascribed to such term in the section entitled "*Background to and Reasons for the Arrangement*";

"**Special Voting Unit**" means the special voting unit of the Fund issued by the Fund and deposited with the Voting and Exchange Trustee which entitles the LP #1 B Unitholders to such number of votes at meetings of Unitholders as equals the number of outstanding LP #1 B Units held by registered holders, other than the Fund and its affiliates;

"**subsidiary**" means, with respect to any Person, a subsidiary (as that term is defined in the CBCA (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such Person and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation;

"**Tax Act**" means the Income Tax Act, R.S.C. 1985, c. 1. (5th Supp.), as amended, including the regulations promulgated thereunder;

"**Trust Units**" means trust units of the Fund;

"**Trust Unit Option Plan**" means the trust unit option plan of the Fund, as amended from time to time;

"**Trustee**" means Computershare Trust Company of Canada, or its successors, in its capacity as trustee of the Fund;

"**TSX**" means the Toronto Stock Exchange;

"**Unanimous Shareholder Agreement**" means the unanimous shareholder agreement dated May 1, 2004 among the General Partner, AltaGas LP #1, AltaGas LP #2 and AltaGas;

"**United States**" or "**U.S.**" means the United States, as defined in Rule 902(l) under Regulation S;

"**Unitholders**" means holders of Trust Units;

"**U.S. GAAP**" means United States generally accepting accounting principles as in effect from time to time;

"**U.S. Holder**" has the meaning ascribed to such term in the section entitled "*Certain United States Federal Income Tax Considerations*" in this Information Circular;

"**U.S. Holder Exchanges**" has the meaning ascribed to such term in the section entitled "*Certain United States Federal Income Tax Considerations*" in this Information Circular;

"**U.S. Securities Laws**" means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time;

"**Voting and Exchange Trust Agreement**" means the agreement dated May 1, 2004 among the Fund, AltaGas LP #1, AltaGas LP #2 and the Voting and Exchange Trustee, as from time to time amended, supplemented or restated;

"**Voting and Exchange Trustee**" means Computershare Trust Company of Canada, as trustee under the Voting and Exchange Trust Agreement, or such other person as becomes the trustee under the Voting and Exchange Trust Agreement in accordance with such agreement;

"**1933 Act**" means the United States *Securities Act of 1933*, as amended; and

"**1934 Act**" means the United States *Securities Exchange Act of 1934*, as amended.

Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars.

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. Capitalized terms not otherwise defined herein are defined in the "Glossary of Terms".

The Meeting

The Meeting will be held at The Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta at 3:00 p.m. (Calgary time) on Thursday, June 3, 2010 for the purposes set forth in the accompanying Notice of Meeting.

The business of the Meeting will be to: (i) consider and, if thought advisable, to pass, with or without variation, the Arrangement Resolution; (ii) receive the annual report of the Board of Directors to the Unitholders on the consolidated financial statements of the Fund for the year ended December 31, 2009, and the auditors' report thereon; (iii) fix the number of directors of the General Partner to be elected at nine (9), to consider the nominees standing for election as directors of the General Partner and to direct the Trustee to cause the election of the Board of Directors for the ensuing year; (iv) appoint Ernst & Young LLP as auditors of the Fund for the ensuing year and authorize the Board of Directors to fix their remuneration; (v) consider and, if thought advisable, to pass, with or without variation, an ordinary resolution approving the New AltaGas Stock Option Plan; and (vi) to transact such further and other business as may properly be brought before the Meeting. See "*The Arrangement*" and "*Other Matters to be Acted Upon at the Meeting*". The matters listed in (ii), (iii), and (iv) are required even in the event the Arrangement is not completed.

The Record Date for determination of Securityholders entitled to receive notice of and to vote at the Meeting is April 29, 2010.

The Arrangement

If approved, the Arrangement will result in the reorganization of the Fund into New AltaGas Amalco, a dividend paying corporation that will be named "**AltaGas Ltd.**" See "*Information Concerning New AltaGas Amalco – Description of the Business*" in Appendix E hereto.

New AltaGas Amalco will retain the current management team and personnel from the General Partner and AltaGas and will continue to be led by David W. Cornhill as Chairman and Chief Executive Officer, Richard M. Alexander as President and Chief Operating Officer, Deborah S. Stein as Vice President Finance and Chief Financial Officer, David R. Wright as Executive Vice President Strategy and Corporate Development, Massimiliano Fantuz as Executive Vice President and Dennis A. Dawson as Vice President, General Counsel and Corporate Secretary. The current members of the Board will form the board of directors of New AltaGas Amalco. See "*Information Concerning New AltaGas Amalco – Directors and Officers*" in Appendix E hereto.

As a result of the Arrangement, Unitholders will receive one New AltaGas Amalco Share for each Trust Unit and LP #1 B Unitholders will receive one New AltaGas Amalco Share for each LP #1 B Unit. The Arrangement has been structured to allow Unitholders and LP #1 B Unitholders to receive New AltaGas Amalco Shares on a tax-deferred basis for Canadian federal income tax purposes. See "*Certain Canadian Federal Income Tax Considerations*".

Pursuant to the Arrangement, New AltaGas Amalco will assume the obligations of the Fund in respect of outstanding Fund Options. Upon exercise of outstanding Fund Options, holders will receive the number of New AltaGas Amalco Shares equal to the number of Trust Units they would have otherwise been entitled to receive in accordance with the Trust Unit Option Plan. Holders of vested Fund Options may elect to exercise their Fund Options prior to the Effective Time and participate as Unitholders in the Arrangement. See "*The Arrangement – Treatment of Fund Options*".

Pursuant to the Arrangement, New AltaGas Amalco will assume the Fund's DRIP and all associated agreements and New AltaGas Amalco will then amend and restate them so that, among other things, all existing participants in the DRIP will be deemed to be participants in the Amended DRIP without any further action on their part and holders of New AltaGas Amalco Shares may participate in the Amended DRIP with respect to any cash dividends declared and paid by New AltaGas Amalco on the New AltaGas Amalco Shares.

Distributions paid to Unitholders for the months of April and May 2010 will not be affected by the proposed Arrangement and will be paid in the usual manner. Accordingly, Unitholders of record on April 26, 2010 will receive their monthly cash distribution of $0.18 on May 17, 2010 and Unitholders of record on May 25, 2010 will receive their regular monthly cash distribution of $0.18 on June 15, 2010. Provided the Arrangement is approved at the Meeting and the Effective Date occurs as anticipated on July 1, 2010, Unitholders of record on June 25, 2010 will receive their regular monthly cash distribution of $0.18 concurrently with the completion of the Arrangement (as opposed to July 15, 2010 if paid in the usual manner) and the distribution in respect of the month of June 2010 is anticipated to be the last distribution paid to Unitholders by the Fund. In the event that the Arrangement is not approved, the Board will meet shortly thereafter to determine the next distribution on the Trust Units which would be declared payable thereon, but it is currently anticipated that should the Arrangement not be approved it would remain at $0.18 per month. In the event that the Arrangement is approved but the Effective Date occurs subsequent to July 1, 2010, regular monthly distributions will be paid in the usual manner until such Effective Date, at which time any outstanding distributions declared but not yet paid will be paid immediately prior to the Effective Time on such Effective Date to Unitholders of record on the applicable distribution record date.

See "*The Arrangement – Effect of the Arrangement on Securityholders*", "*The Arrangement – Details of the Arrangement – Arrangement Steps*", "*The Arrangement – Arrangement Agreement*", "*The Arrangement – Interests of Certain Persons or Companies in the Arrangement*", "*Certain Canadian Federal Income Tax Considerations*" and "*Certain United States Federal Income Tax Considerations*" in this Information Circular and "*Information Concerning New AltaGas Amalco*" in Appendix E hereto.

Arrangement Steps

On the Effective Date, each of the events set out below shall occur and be deemed to occur in the following order without any further act or formality, except as otherwise provided in the Plan of Arrangement:

Amendment to Declaration of Trust, Holding Declaration of Trust, AltaGas LP #1 Limited Partnership Agreement and AltaGas LP #2 Limited Partnership Agreement

(a) the Declaration of Trust, the Holding Declaration of Trust, the AltaGas LP #1 Limited Partnership Agreement and the AltaGas LP #2 Limited Partnership Agreement shall be amended to the extent necessary to facilitate the Arrangement and also as provided in the Arrangement Agreement;

Subscription by the General Partner for LP #2 A Units

(b) the General Partner shall subscribe for that number of LP #2 A Units that is equal to 0.00001 of the number of issued and outstanding LP #2 A Units immediately after the subscription (rounded to five decimal places) for cash consideration equal to the fair market value of the LP #2 A Units subscribed for as determined by the General Partner;

Amendment of Articles of the General Partner

(c) the articles of the General Partner shall be amended to change the number of issued and outstanding General Partner Shares such that the aggregate number of issued and outstanding General Partner Shares shall be equal to the number of Trust Units issued and outstanding immediately prior to the Effective Time;

Distribution of General Partner Shares to Unitholders

(d) the Fund shall distribute the General Partner Shares to the Unitholders on the basis of one (1) General Partner Share for each Trust Unit held;

Transfer of General Partner Shares

(e) each General Partner Share shall be sold, assigned and transferred to New AltaGas (free of any claims) in exchange for New AltaGas Shares on the basis of 0.00001 New AltaGas Shares for each General Partner Share so sold, assigned and transferred;

Exchange of Trust Units

(f) each Trust Unit shall be sold, assigned and transferred to New AltaGas (free of any claims) in exchange for New AltaGas Shares on the basis of 0.99999 New AltaGas Shares for each Trust Unit so sold, assigned and transferred;

Exchange of Fund Options for Share Options

(g) all of the Fund Options shall be, and shall be deemed to be, exchanged for Share Options which shall be and shall be deemed to be, issued to the holders of the Fund Options so exchanged, on the basis that for each Fund Option so exchanged, the Fund Option holder shall receive in exchange therefor one Share Option, having the same terms, conditions and value as the Fund Option so exchanged, and the Share Option so issued shall be otherwise deemed to have been issued under, and be subject to, the terms and conditions of the New AltaGas Stock Option Plan, and represent rights to acquire New AltaGas Shares; provided that if the New AltaGas Stock Option Plan is not approved by Securityholders at the Meeting, the outstanding Fund Options shall be amended such that holders will thereafter be entitled to acquire New AltaGas Shares rather than Trust Units upon the exercise of such Fund Options but otherwise such Fund Options shall continue to be subject to the same terms and conditions as existed prior to the Effective Time and the Trust Unit Option Plan will be amended to give effect thereto;

Dissolution of AltaGas LP #2

(h)

(i) AltaGas LP #2 shall, and shall be deemed to, dissolve, wind-up and cease to exist and the General Partner shall be appointed the liquidator of AltaGas LP #2 to hold all of the assets and liabilities of AltaGas LP #2 immediately prior to the dissolution thereof pending their distribution to AltaGas LP #1 and the General Partner, in their capacities as the former limited partners of AltaGas LP #2; and

(ii) immediately thereafter the General Partner, in its capacity as liquidator of AltaGas LP #2, shall assign, transfer and convey an undivided interest in each of the assets of AltaGas LP #2 to AltaGas LP #1 and the General Partner, and AltaGas LP #1 and the General Partner shall each assume a several obligation in respect of all of the partnership liabilities of AltaGas LP #2,

and in each such case AltaGas LP #1's undivided interest and several obligation shall be 99.999%, and the General Partner's undivided interest and several obligation shall be 0.001%;

AltaGas LP #1 Contribution to the Capital of AltaGas

(i) AltaGas LP #1 will transfer all of its assets, with the exception of:

(i) money; and

(ii) any property that constitutes a property described in any of subparagraphs 85(2)(a)(i) to (iii) of the Tax Act,

to AltaGas as a contribution to the capital of AltaGas;

Transfer of Special Voting Unit

(j) the Voting and Exchange Trustee and each LP #1 B Unitholder shall sell, assign and transfer to New AltaGas all of their respective rights, titles, estates and interests in and to the Special Voting Unit to New AltaGas for fair market value consideration of $1.00, as determined by the General Partner;

Sale of AltaGas and Other Assets to New AltaGas 2

(k) AltaGas LP #1 shall sell, assign and transfer to New AltaGas 2 all of its remaining assets (with the exception of money) in exchange for:

(i) a number of New AltaGas 2 First Preferred Shares that is equal to the number of LP #1 B Units issued and outstanding at the Effective Time;

(ii) 100 New AltaGas 2 Second Preferred Shares;

(iii) the New AltaGas 2 Notes; and

(iv) the assumption of all of the liabilities of AltaGas LP #1;

Dissolution of AltaGas LP #1

(l)

(i) AltaGas LP #1 shall, and shall be deemed to, dissolve, wind-up and cease to exist and the General Partner shall be appointed the liquidator of AltaGas LP #1 to hold all of the assets of AltaGas LP #1 immediately prior to the dissolution thereof pending their distribution to the LP #1 B Unitholders and Holding Trust, in their capacities as the former limited partners of AltaGas LP #1; and

(ii) immediately thereafter the General Partner, in its capacity as liquidator of AltaGas LP #1, shall assign, transfer and convey the assets of AltaGas LP #1 to the LP #1 B Unitholders and Holding Trust as follows:

(A) each LP #1 B Unitholder shall receive:

(i) a New AltaGas 2 Note having a principal amount that is equal to the principal amount of its respective Partner Debt; and

(ii) one New AltaGas 2 First Preferred Share for each LP #1 B Unit; and

(B) Holding Trust shall receive the New AltaGas 2 Second Preferred Shares and any money held by AltaGas LP #1 immediately prior to the dissolution thereof;

(m) each New AltaGas 2 Note received by a LP #1 B Unitholder pursuant to paragraph (l)(ii)(A) above shall be set-off against the Partner Debt owed by such LP #1 B Unitholder to New AltaGas 2 and the New AltaGas 2 Notes and Partner Debts shall be cancelled;

Dissolution of Holding Trust

(n) all of the assets of Holding Trust shall be transferred to the Fund and the Fund shall assume all of the liabilities of Holding Trust, all in full satisfaction of the Fund's interest as a beneficiary thereof, and all of the Holding Trust trust units and Series 1 Notes and any other liabilities owing between Holding Trust and the Fund shall thereafter be cancelled;

(o) Holding Trust shall, and shall be deemed to, cease to exist and be dissolved;

Dissolution of the Fund

(p) all of the assets of the Fund shall be transferred to New AltaGas, and New AltaGas shall assume all of the liabilities of the Fund, all in full satisfaction of New AltaGas' interest as a Unitholder, and all of the Trust Units shall thereafter be cancelled;

(q) the Fund shall, and shall be deemed to, cease to exist and be dissolved;

Transfer of New AltaGas 2 First Preferred Shares

(r) all of the New AltaGas 2 First Preferred Shares received by LP #1 B Unitholders pursuant to paragraph (l)(ii)(A) above shall be sold, assigned and transferred to New AltaGas (free of claims) in exchange for New AltaGas Shares on the basis of one New AltaGas Share for each New AltaGas 2 First Preferred Share so sold, assigned and transferred;

Transfer of New AltaGas 2 Shares and AltaGas Shares

(s) the General Partner shall transfer the New AltaGas 2 Shares and its undivided interest in the property received by it pursuant to paragraph (h)(ii) above to New AltaGas for cash consideration equal to the fair market value thereof as determined by the General Partner;

Stated Capital of New AltaGas, New AltaGas 2 and AltaGas

(t) as a result of the issuance of New AltaGas Shares pursuant to paragraphs (e), (f) and (r) above, the aggregate amount added to the stated capital account of the New AltaGas Shares shall be the maximum amount that is permitted to be added to the paid-up capital for purposes of the Tax Act of such shares as a result of such issuances;

(u) as a result of the issuance of New AltaGas 2 First Preferred Shares and New AltaGas 2 Second Preferred Shares pursuant to paragraph (k) above, the aggregate amount added to the stated capital account of each such class of shares shall be $1.00 and $1.00, respectively;

(v) the stated capital of the issued and outstanding shares of any class of AltaGas shall be reduced, without payment, to $1.00; and

Amalgamation of New AltaGas, New AltaGas 2 and AltaGas

(w) the Amalgamating Corporations shall be amalgamated as one corporation under the CBCA in accordance with the following:

(i) on the amalgamation:

(A) each New AltaGas Share shall not be cancelled or converted and no securities shall be issued by New AltaGas Amalco such that the New AltaGas Shares become the New AltaGas Amalco Shares; and

(B) the New AltaGas 2 Shares, New AltaGas 2 First Preferred Shares, New AltaGas 2 Second Preferred Shares and shares of AltaGas shall be cancelled without any repayment of capital in respect thereof;

(ii) the name of New AltaGas Amalco shall be "AltaGas Ltd.";

(iii) New AltaGas Amalco shall adopt the New AltaGas Stock Option Plan;

(iv) the registered office of New AltaGas Amalco shall be located at 1700, 355 – 4th Avenue S.W., Calgary, Alberta, T2P 0J1;

(v) New AltaGas Amalco shall be authorized to issue an unlimited number of common shares and an unlimited number of preferred shares issuable in series, all having the rights, privileges and conditions as set forth in the articles of New AltaGas;

(vi) there shall be no restrictions on the activities that New AltaGas Amalco is authorized to carry on or on the powers it may exercise, nor any restrictions on the transfer of the New AltaGas Amalco Shares;

(vii) the board of directors of New AltaGas Amalco shall consist of not less than three (3) and not more than 15 directors, the exact number of which shall be determined by the directors from time to time;

(viii) the directors of New AltaGas Amalco shall have the right to appoint one or more additional directors, who shall hold office for a term expiring no later than the close of the next annual meeting of shareholders, but the total number of directors so appointed shall not exceed one-third (1/3) of the number of directors elected at the previous annual meeting of shareholders;

(ix) the first directors of New AltaGas Amalco who shall hold office until the next annual meeting of shareholders of New AltaGas Amalco or until their successors are elected or appointed, shall be the persons whose names and jurisdictions of residence appear below:

Name	**Jurisdiction of Residence**
David W. Cornhill	Calgary, Alberta, Canada
Allan L. Edgeworth	Calgary, Alberta, Canada
Hugh A. Fergusson	Calgary, Alberta, Canada
Denis C. Fonteyne	Calgary, Alberta, Canada
Daryl H. Gilbert	Calgary, Alberta, Canada
Robert B. Hodgins	Calgary, Alberta, Canada
Myron F. Kanik	Qualicum Beach, British Columbia, Canada
David F. Mackie	Houston, Texas, USA
M. Neil McCrank	Calgary, Alberta, Canada

(x) the initial officers of New AltaGas Amalco shall be as follows:

Name	Title
David W. Cornhill	Chairman and Chief Executive Officer
Richard M. Alexander	President and Chief Operating Officer
Gregory A. Aarssen	Vice President Corporate Affairs
Nancy A. Anderson	Vice President Renewable Energy Wind
Jeremy R. Baines	Vice President and Treasurer
James B. Bracken	Senior Vice President Major Projects
Douglas H. Brown	Divisional Vice President Renewable Energy Hydro
Dennis A. Dawson	Vice President, General Counsel and Corporate Secretary
Massimiliano Fantuz	Executive Vice President
Bradley G.H. Mattson	Vice President and Corporate Controller
Marilyn A. Pfaefflin	Divisional Vice President Transmission
Deborah S. Stein	Vice President Finance and Chief Financial Officer
Kent E. Stout	Vice President Corporate Resources
Randy W. Toone	Divisional Vice President Field Gathering and Processing and Energy Services
David R. Tulk	Divisional Vice President Extraction and Transmission
David R. Wright	Executive Vice President Strategy and Corporate Development

(xi) the by-laws of New AltaGas Amalco shall be the by-laws of New AltaGas in effect prior to the Effective Date;

(xii) the provisions of subsections 186(b), (c), (d), (e) and (f) of the CBCA shall apply to the amalgamation with the result that:

(A) the property of each Amalgamating Corporation (other than shares of an Amalgamating Corporation held by another Amalgamating Corporation and an amount receivable by an Amalgamating Corporation from another Amalgamating Corporation) shall continue to be the property of New AltaGas Amalco;

(B) New AltaGas Amalco shall continue to be liable for the obligations of each Amalgamating Corporation (other than an amount owing by an Amalgamating Corporation to another Amalgamating Corporation);

(C) any existing cause of action, claim or liability to prosecution of an Amalgamating Corporation shall be unaffected;

(D) any civil, criminal or administrative action or proceeding pending by or against an Amalgamating Corporation may be continued to be prosecuted by or against New AltaGas Amalco; and

(E) a conviction against, or ruling, order or judgment in favour of or against, an Amalgamating Corporation may be enforced by or against New AltaGas Amalco;

(xiii) the Articles of Arrangement filed to give effect to the Arrangement shall be deemed to be the articles of amalgamation of New AltaGas Amalco and the Certificate issued in respect of such Articles of Arrangement by the Director under the CBCA shall be deemed to be the certificate of amalgamation of New AltaGas Amalco;

(xiv) to the extent any of the provisions of this Plan of Arrangement are deemed to be inconsistent with Applicable Laws, this Plan of Arrangement shall be automatically adjusted to remove such inconsistency;

(xv) the initial auditors of New AltaGas Amalco will be Ernst & Young LLP, who shall continue in office until the close of business of the first annual meeting of the holders of New AltaGas Amalco Shares, and the directors of New AltaGas Amalco are authorized to fix the remuneration of such auditors; and

Amendment of the DRIP

(x) the DRIP shall be amended and restated such that: (i) eligible holders of New AltaGas Amalco Shares may direct that their cash dividends be reinvested in additional New AltaGas Amalco Shares issued from treasury at a 5% discount to the Average Market Price (as defined in the Amended DRIP) on the applicable dividend payment date; (ii) eligible holders of New AltaGas Amalco Shares may elect, under the premium component of the Amended DRIP, to have such additional New AltaGas Amalco Shares delivered to the designated plan broker in exchange for a premium cash payment equal to 102% of the cash dividend that such holders would otherwise have received on the applicable dividend payment date; and (iii) all existing participants in the DRIP will be deemed to be participants in the Amended DRIP without any further action on their part and holders of New AltaGas Amalco Shares may participate in the Amended DRIP with respect to any cash dividends declared and paid by New AltaGas Amalco on the New AltaGas Amalco Shares,

provided that if any of the foregoing steps fails to occur or complete then all of such steps will be deemed not to have occurred.

Post Arrangement Structure

The following diagram illustrates the simplified organizational structure of New AltaGas Amalco immediately following the completion of the Arrangement.

Shortly after completion of the Arrangement, it is expected that New AltaGas Amalco will carry out certain internal transactions to simplify its corporate structure. These internal transactions will be completed following the Effective Date of the Arrangement and outside of the Plan of Arrangement and do not require approval of the Securityholders at the Meeting. The effect of these internal transactions is not reflected in the following diagram.



AltaGas Holdings #3 Inc.
100%
AltaGas Utility Group Inc.
100%
AltaGas Utility Holdings Inc.
100%
100%
33¹/₃%
AltaGas Utilities Inc.
AltaGas Utility Holdings (Nova Scotia) Inc.
Inuvik Gas Ltd.
100%
Heritage Gas Limited
Former Unitholders and LP#1 B Unit Holders
Common Shares (100%)
AltaGas Ltd.
100%
Bear Mountain Wind Power Corporation
0.01%
limited partner (83.9671%)
Common Shares (100%)
99.99%
99.99%
AltaGas Holdings Inc.
0.01%
AltaGas Operating Partnership
100%
92.75%
Bear Mountain Wind Limited Partnership
7.24%
limited partner (14.0924%)
0.15%
99.85%
AltaGas Holdings #2 Inc.
Taylor NGL Limited Partnership
AltaGas Power Holdings Partnership
22.59%
0.01%
100% shares
Taylor Management Inc.
100% shares
Taylor Processing Inc.
77.36%
limited partner
AltaGas Limited Partnership
0.01%
0.01%
99.99%
99.9%
general partner (0.01%)
99.99%
99.99%
general partner (0.1%)
AltaGas Pipeline Partnership
99.99%
99.99%
50%
Taylor Gas Liquids Limited Partnership
Joffre Gas Liquids Limited Partnership
Taylor Gas Processing Limited Partnership
Harmattan Gas Processing Limited Partnership
ASTC Power Partnership
AltaGas Energy Limited Partnership
ECNG Energy L.P.
limited Partner (1.9305%)
general partner (0.01%)

Immediately following the completion of the Arrangement, an aggregate of approximately 81,229,889 New AltaGas Amalco Shares will be issued and outstanding, assuming that no Trust Units are issued after the Record Date and prior to the Effective Time.

Dividend Policy

Upon completion of the Arrangement, New AltaGas Amalco intends to initially declare annual dividends in the aggregate amount of $1.32 per New AltaGas Amalco Share to be paid monthly, the first of which is expected to be declared to New AltaGas Amalco Shareholders of record on or about July 26, 2010 and paid on or about August 16, 2010.

Any decision to pay dividends on the New AltaGas Amalco Shares will be made by the board of directors of New AltaGas Amalco on the basis of New AltaGas Amalco's earnings, financial requirements and other conditions existing at such future time. As the cash flow available for the payment of dividends to New AltaGas Amalco Shareholders will be a function of numerous factors, including New AltaGas Amalco's financial performance, the impact of interest rates, electricity prices, gas and natural gas liquids prices, weather, debt covenants and obligations, working capital requirements, future capital requirements and the number of New AltaGas Amalco Shares outstanding, depending on the operations of New AltaGas Amalco and the performance of its assets, dividends may be reduced or suspended entirely. The market value of the New AltaGas Amalco Shares may deteriorate if New AltaGas Amalco is unable to meet its dividend targets in the future, and that deterioration may be material. See "*Risk Factors*".

Background to and Reasons for the Arrangement

On October 31, 2006, the Minister announced the federal government's plan to change the tax treatment of income trusts. The SIFT Rules will result in a tax being applied at the trust level on distributions of certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax rates and to treat such distributions as dividends to unitholders. The Minister announced that existing trusts would have a four year transition period and generally would not be subject to the new rules until 2011, provided such trusts experienced only "normal growth" and no "undue expansion" before then. The SIFT Rules had an immediate impact on the Canadian capital markets and resulted in a significant decline in trading prices for income trusts, including the Fund, royalty trusts and numerous other Canadian securities. On December 15, 2006, the Minister issued guidelines which established objective tests with respect to what would be considered "normal growth" for the purposes of determining how much existing trusts are permitted to grow without jeopardizing their transitional relief. On July 14, 2008, the Minister released specific proposals to amend the Tax Act that were intended to facilitate the conversion of mutual fund trusts into corporations without any undue tax consequences. These proposals passed into law on March 12, 2009. On December 4, 2008, the Minister announced certain changes to the guidelines issued on December 15, 2006. Bill C-52, which received Royal Assent on June 22, 2007, contained legislation implementing the SIFT Rules.

Benefits of the Arrangement

Management of the General Partner and AltaGas, and the Board of Directors, have determined that enhanced Securityholder and asset value could be realized and delivered more effectively through the reorganized structure rather than through the existing trust structure. Management and the Board of Directors believe that the proposed corporate structure will simplify the business structure of the Fund.

Management and the Board of Directors, in recommending the Arrangement to Securityholders, believe the timing, mechanics and results of the Arrangement provide a number of strategic benefits to the Fund and its Securityholders including, without limitation, the following:

- the Arrangement is expected to provide for a more simplified and efficient corporate structure which is easier for market participants to understand and value and remove the uncertainty in the capital markets today;
- the corporate structure resulting from the Arrangement is expected to provide greater flexibility to deliver long term capital growth and a reliable cash yield;

- New AltaGas Amalco intends to utilize its increased free cash flow to fund potential acquisition opportunities and internal growth opportunities;

- the corporate structure resulting from the Arrangement is expected to enhance New AltaGas Amalco's access to capital;

- the exchange of securities for New AltaGas Amalco Shares pursuant to the Arrangement may be completed on a tax-free "rollover" basis for Canadian federal income tax purposes;

- the elimination of the trust structure pursuant to the Arrangement will remove the restriction on non-resident ownership applicable to income trusts, providing greater access to capital markets and increased liquidity;

- presenting the Arrangement for approval by Securityholders at the annual meeting will result in efficiencies and costs savings;

- the "normal growth" and "undue expansion restrictions" in the SIFT Rules that currently limit the Fund's ability to consider strategic acquisitions will cease to apply; and

- the completion of the Arrangement in advance of 2011 avoids the imposition of the SIFT tax.

Recommendation of the Board of Directors

The Board of Directors, based upon its own investigations and analysis, has unanimously determined that the Arrangement is fair to the Securityholders, is in the best interests of the Fund and the Securityholders and unanimously recommends that the Securityholders vote in favour of the Arrangement Resolution.

As of the Record Date, the officers and directors of the General Partner and AltaGas and their respective associates as a group beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 3,686,374 Trust Units and LP #1 B Units, representing approximately 4.54% of the outstanding Trust Units (after giving effect to the exchange of all outstanding LP #1 B Units). Each of the members of the Board and each of the officers of the General Partner and AltaGas have indicated they intend to vote all of their Trust Units and LP #1 B Units in favour of the Arrangement Resolution.

See "*Background to and Reasons for the Arrangement – Recommendation of the Board of Directors*".

Procedure for Exchange of Securities

In order to receive their New AltaGas Amalco Shares following completion of the Arrangement, Holders must deposit with the Depositary (at one of the addresses specified on the last page of the Letter of Transmittal) a properly completed and duly executed Letter of Transmittal or a manually executed photocopy thereof together with the certificates (or, in the case of LP #1 B Units only, a copy of such LP #1 B Unit certificate(s)) representing the Holder's Trust Units and/or LP #1 B Units, as the case may be. AltaGas LP #1 has caused Computershare Trust Company of Canada, for and on behalf of the LP #1 B Unitholders, to maintain custody of the original LP #1 B Unit certificates at all times. As such, pursuant to the Letter of Transmittal, LP #1 B Unitholders will also direct AltaGas LP #1 or its legal counsel to deliver or cause to be delivered to the Depositary the original certificate(s) representing their LP #1 B Units.

Securityholders whose Securities are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Securities.

The use of the mail to transmit certificates (or, in the case of LP #1 B Units only, a copy of such LP #1 B Unit certificate(s)) representing Securities and the Letter of Transmittal is at each Holder's risk. The Fund recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

From and after the Effective Time, certificates formerly representing Securities exchanged pursuant to the Plan of Arrangement shall represent only the right to receive New AltaGas Amalco Shares to which the Holders are entitled pursuant to the Arrangement.

Securityholders will not receive New AltaGas Amalco Shares or any dividends or other payments which may be declared thereon after the Effective Date until they submit the certificates (or, in the case of LP #1 B Units only, a copy of such LP #1 B Unit certificate(s)) for their Securities to the Depositary along with a duly completed Letter of Transmittal. Each certificate formerly representing Securities that is not deposited with all other documents as required pursuant to the Plan of Arrangement on or prior to the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the Holder to receive New AltaGas Amalco Shares or any dividends or other payments which may have been declared thereon.

See "*The Arrangement - Procedure for Exchange of Securities*".

Approvals

Securityholder Approvals

Pursuant to the Interim Order, the number of votes required to pass the Arrangement Resolution shall be not less than two-thirds of the votes cast by Securityholders, either in person or by proxy, voting together as a single class at the Meeting. See "*The Arrangement – Approvals – Securityholder Approvals*", "*General Proxy Matters – Procedure and Votes Required*" and "*The Arrangement – Securities Laws Matters*".

Court Approval

Implementation of the Arrangement requires the approval of the Court. An application for the Final Order approving the Arrangement is expected to be made on June 4, 2010 at 9:00 a.m. (Calgary time), or so soon thereafter as counsel may be heard, at the Court House, Calgary Courts Centre, 601 – 5th Street S.W., Calgary, Alberta. On the application, the Court will consider the fairness of the Arrangement. See "*The Arrangement – Approvals – Court Approvals*".

Stock Exchange Listing Approvals

The TSX has conditionally approved the substitutional listing of the New AltaGas Amalco Shares issuable pursuant to the Arrangement, subject to New AltaGas Amalco fulfilling the requirements of the TSX. See "*The Arrangement – Approvals – Stock Exchange Listing Approvals*".

Right to Dissent

No dissent rights will be granted in connection with the Arrangement. See "*The Arrangement – Right to Dissent*".

Information Concerning the Fund

AltaGas Income Trust is an unincorporated open-ended investment trust governed by the laws of Alberta and created pursuant to the Declaration of Trust. The Unitholders are the sole beneficiaries of the Fund. AltaGas is the administrator of the Fund. The General Partner is the delegate of the Trustee of the Fund and the general partner of each of AltaGas LP #1 and AltaGas LP #2. The Fund is the sole holder of common shares of the General Partner and, indirectly through Holding Trust, AltaGas LP #1 and AltaGas LP #2, the sole holder of AltaGas B Shares. The LP #1 B Units are owned by the public.

The head and principal office of the Fund is located at 1700, 355 – 4th Avenue S.W., Calgary, Alberta, T2P 0J1.

The Fund's vision is to be a leading North American energy infrastructure company with a focus in Canada and the northern and western United States. To achieve its vision, the Fund capitalizes on its solid base business,

operational expertise and financial strength and focuses on increasing the value and profitability of its existing assets and growing and diversifying its business.

The Fund is a natural gas and power infrastructure business with physical and economic links along the energy value chain. The Fund's efficient, reliable and profitable assets, market knowledge and financial discipline have resulted in the creation of long-term value for its investors. The Fund focuses on maximizing the profitability of its assets, providing services that are complementary to its existing business, and growing through the acquisition and development of additional energy infrastructure.

The Fund's gas infrastructure touches more than 2 Bcf/d of natural gas and includes natural gas gathering and processing, transmission, distribution and storage. The power business includes infrastructure and contractual arrangements, with generating capacity of 494 MW, with a portfolio that includes conventional power generation in Alberta and renewable power generation in British Columbia. In addition to assets in operation the Fund expects to invest approximately $2 billion over the next 5 years to develop and construct both gas and power assets in Canada and the northern and western United States.

The business of the Fund is conducted through three segments; gas, power and corporate. The gas segment's business activities include extraction and transmission, field gathering and processing, energy services, and natural gas storage and distribution. The power segment's generating capacity consists of conventional coal-fired generation, gas-fired peaking plants, wind power and hydroelectric generation. The corporate segment consists of opportunistic investments (including an investment in geothermal power generation), risk management contract results and revenues and expenses not directly identifiable with the operating segments.

Gas Segment

- Extraction and Transmission consists of AltaGas' interests in ethane and NGL extraction plants and natural gas and NGL transmission systems.
- Field Gathering and Processing includes natural gas gathering pipelines and processing facilities as well as AltaGas' investments in businesses ancillary to the field gathering and processing business.
- Natural Gas Distribution includes regulated natural gas transmission and distribution facilities in Alberta, Nova Scotia and the Northwest Territories, Canada.
- Energy Services consists of two main businesses: energy management services and gas services, including gas storage.

Power Segment

- Power Generation consists of AltaGas' interests in coal-fired and gas-fired generation, wind power, run-of-river power and interests in wind and run-of-river renewable power projects under development.

Corporate Segment

- Corporate includes the cost of providing services and general corporate overhead, investments in public and private entities and the effects of changes in the value of risk management assets and liabilities.

See "*Information Concerning AltaGas Income Trust*".

Information Concerning New AltaGas Amalco

New AltaGas Amalco will be the corporation continuing as a successor to the Amalgamating Corporations under the CBCA following the effectiveness of the Arrangement contemplated hereby. Following the completion of the Arrangement, the business and operations of New AltaGas Amalco will be the business and operations currently conducted indirectly by the Fund. The head and principal office of New AltaGas Amalco will be located at 1700, 355 – 4th Avenue S.W., Calgary, Alberta, T2P 0J1.

See "*Information Concerning New AltaGas Amalco*" in Appendix E hereto.

Certain Canadian Federal Income Tax Considerations

Pursuant to the Arrangement, Securityholders ultimately will receive one New AltaGas Share, which will become one New AltaGas Amalco Share, for each Trust Unit or LP #1 B Unit held.

A Unitholder who disposes of Trust Units and ultimately receives New AltaGas Amalco Shares should be deemed to have disposed of each such Trust Unit for proceeds of disposition equal to the "adjusted cost base" (as defined in the Tax Act) of such Trust Unit to the Unitholder immediately before the exchange and therefore such exchange generally should not result in a capital gain or loss to the Unitholder. The aggregate of the initial cost of the New AltaGas Amalco Shares ultimately received by a Unitholder in exchange for Trust Units should be equal to the aggregate adjusted cost base to such Unitholder of the Unitholder's Trust Units immediately before the Arrangement.

A LP #1 B Unitholder who disposes of LP #1 B Units and ultimately receives New AltaGas Amalco Shares should be deemed to have disposed of such LP #1 B Units for proceeds of disposition, and to have acquired such New AltaGas Amalco Shares at an aggregate initial cost, as described below under the heading "*Certain Canadian Federal Income Tax Considerations*".

This Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to Residents and Non-Residents of Canada and which relate to the Arrangement and the above comments are qualified in their entirety by reference to such summary. All Securityholders should consult their own tax advisors for advice with respect to their own particular circumstances.

See "*Certain Canadian Federal Income Tax Considerations*".

Certain United States Federal Income Tax Considerations

The Fund believes that the U.S. Holder Exchanges entered into by U.S. Holders pursuant to the Arrangement should each qualify as part of a Reorganization. As a result of such treatment, U.S. Holders generally should not recognize a gain or loss for U.S. federal income tax purposes as a result of the Arrangement.

There is no authority directly addressing the U.S. federal income tax treatment of a series of transactions similar to the Arrangement and neither the Fund nor New AltaGas Amalco intends to request any ruling from the IRS as to such treatment. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to that described above. Unitholders should consult with their own tax advisors as to the tax consequences of the Arrangement in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or non-U.S. tax laws and of changes in those laws.

The foregoing summary is qualified in its entirety by the more detailed discussion of U.S. federal income tax consequences of the Arrangement set forth under the heading "*Certain United States Federal Income Tax Considerations*", including in particular the "*Notice Pursuant to IRS Circular 230*" set forth therein.

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than certain Canadian and United States federal income tax considerations. Securityholders who are resident in jurisdictions other than Canada or the United States should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning New AltaGas Amalco Shares after the Arrangement. Securityholders should also consult their own tax advisors regarding provincial, state or territorial tax considerations of the Arrangement or of holding New AltaGas Amalco Shares.

Timing of Completion of the Arrangement

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions at that point in time are satisfied or waived, the Fund will apply for the Final Order approving the Arrangement on June 4, 2010. If the Final Order is obtained on June 4, 2010 in form and substance satisfactory to the parties to the Arrangement Agreement, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, the Fund expects the Effective Date will be on or about July 1, 2010. It is not possible, however, to state with certainty when the Effective Date will be.

The Arrangement will become effective upon the filing with the Director of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Director.

Risk Factors

The following is a list of certain risk factors relating to the activities of New AltaGas Amalco and its affiliates and the ownership of New AltaGas Amalco Shares following the completion of the Arrangement which prospective investors should carefully consider before making an investment decision relating to New AltaGas Amalco Shares.

Capital Markets – As a result of the weakened global economic situation, New AltaGas Amalco may have restricted access to capital and increased borrowing costs. The lending capacity of all financial institutions has diminished and risk premiums have increased. As New AltaGas Amalco's future capital expenditures will be financed out of cash generated from operations, borrowings and possible future equity sales, New AltaGas Amalco's ability to do so is dependent on, among other factors, the overall state of capital markets and investor demand for investments in the energy industry and New AltaGas Amalco's securities in particular. To the extent that external sources of capital become limited or unavailable or available on onerous terms, New AltaGas Amalco's ability to make capital investments and maintain existing assets may be impaired, and its assets, liabilities, business, financial condition, results of operations and dividends may be materially and adversely affected as a result.

Potential Dilution – New AltaGas Amalco may issue additional New AltaGas Amalco Shares in the future to directly or indirectly fund capital expenditure requirements of entities now or hereafter owned directly or indirectly by New AltaGas Amalco, including to finance acquisitions by those entities. Such additional New AltaGas Amalco Shares may be issued without the approval of New AltaGas Amalco Shareholders.

Variability of Dividends – The cash flow from operations of New AltaGas Amalco available for the payment of dividends to New AltaGas Amalco Shareholders is a function of numerous factors, including New AltaGas Amalco's financial performance, the impact of interest rates, electricity prices, natural gas and NGL prices, debt covenants and obligations, working capital requirements and future capital requirements. Dividends may be reduced or suspended entirely depending on the operations of New AltaGas Amalco and the performance of its assets. The market value of the New AltaGas Amalco Shares may deteriorate if New AltaGas Amalco is unable to meet its dividend targets in the future, and that deterioration may be material.

Changes in Legislation – Environmental and applicable operating legislation may be changed in a manner which adversely affects New AltaGas Amalco through the imposition of restrictions on its business activities or by the introduction of regulations that increase New AltaGas Amalco's operating costs thereby indirectly affecting New AltaGas Amalco and potentially reducing dividends to New AltaGas Amalco Shareholders.

Debt Service – New AltaGas Amalco or its affiliates may, from time to time, finance a significant portion of their operations through debt. Amounts paid in respect of interest and principal on debt incurred by these entities may impair the ability to satisfy any obligations under its indebtedness held by New AltaGas Amalco or indirectly by New AltaGas Amalco. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service.

Ultimately, this may result in lower levels of cash flow of New AltaGas Amalco and could reduce dividends to New AltaGas Amalco Shareholders. Loans to New AltaGas Amalco or its affiliates are subject to customary covenants and financial tests which may in certain circumstances restrict New AltaGas Amalco's ability to grow or to provide dividends to New AltaGas Amalco Shareholders.

Refinancing Risk – Each of the AltaGas LP #1 credit facilities has a maturity date, on which date and on the Effective Date absent replacement, extension or renewal, the indebtedness under the respective credit facility becomes repayable in its entirety. To the extent any of the AltaGas LP #1 credit facilities are not replaced or extended on or before their respective maturity dates or the Effective Date, or are not replaced, extended or renewed for the same or similar amounts or on the same or similar terms, New AltaGas Amalco's ability to fund ongoing operations could be impaired.

Dependence on Operating Entities – New AltaGas Amalco is dependent upon the success of the operations of affiliates. Accordingly, the dividends to New AltaGas Amalco Shareholders will be dependent in part on the ability of these entities to generate cash flow.

Operating Risk – Current operations are subject to the risks normally associated with the operation and development of natural gas and power systems and facilities, including mechanical failure, physical degradation, operator error, manufacturer defects, sabotage, terrorism, failure of supply, weather, wind or water resource deviation, catastrophic events and natural disasters. The occurrence or continuation of any of these events could increase New AltaGas Amalco's costs and reduce its ability to process, transport or deliver natural gas or generate or deliver power.

Facility Throughput – New AltaGas Amalco's extraction and field gathering and processing facilities process natural gas from the WCSB and its transmission facilities transport natural gas, ethane and NGLs from the WCSB. Throughput at these facilities is dependent on a number of factors, including the level of exploration and development activity within the WCSB, the long-term supply and demand dynamics for natural gas, ethane and NGLs and the regulatory environment for market participants. New AltaGas Amalco may be exposed to declining cash flows and profitability arising from reduced natural gas throughput, ethane and NGL production and from rising operating costs.

Composition Risk – The extraction business is influenced by the composition of natural gas produced in the WCSB and processed at New AltaGas Amalco's facilities. The composition of the gas stream has the potential to vary over time due to factors such as the level of processing done at plants upstream of New AltaGas Amalco's facilities and the composition of the natural gas produced from reservoirs upstream of New AltaGas Amalco's facilities.

Market Risk – New AltaGas Amalco is exposed to market risks resulting from movements in commodity prices and interest rates.

Electricity Prices – New AltaGas Amalco's revenue from sales related to PPAs and Alberta peaking plant generation is subject to Alberta electricity market factors such as fluctuating supply and demand, which may be affected by weather, customer usage, economic activity and growth.

Natural Gas Liquids Prices – New AltaGas Amalco's revenue from sales related to natural gas liquids is subject to natural gas liquids price fluctuations.

Interest Rates – New AltaGas Amalco is exposed to interest rate fluctuations on variable rate debt.

Foreign Currency Exchange Rates – New AltaGas Amalco is exposed to foreign currency exchange rate fluctuations.

Regulatory – New AltaGas Amalco's businesses are subject to regulation in the jurisdictions in which they carry on business. Changes in the regulatory environment may be beyond New AltaGas Amalco's control and may significantly affect New AltaGas Amalco's businesses, results of operations and financial

conditions. Pipelines and facilities can be subject to common carrier and common processor applications and to rate setting by the regulatory authorities. Power facilities are subject to regulatory approvals and regulatory changes in tariffs, market structure and penalties. The natural gas distribution businesses are subject to regulatory approvals and regulatory changes.

Counterparty and Credit Risk – New AltaGas Amalco is exposed to credit-related losses in the event that counterparties to contracts fail to fulfill their present or future obligations to New AltaGas Amalco. New AltaGas Amalco has credit risk relating to numerous industrial, commercial and institutional counterparties.

Collateral – If counterparties' credit exposure to New AltaGas Amalco exceeds the unsecured credit limits granted, New AltaGas Amalco may have to provide collateral in the form of letters of credit.

Harmattan Complex – Representation, Management and Processing Agreements – If New AltaGas Amalco becomes insolvent or is in material default under the terms of the Representation, Management and Processing Agreements for an extended period, effective ownership of the natural gas processing plant within the Harmattan Complex can be claimed by the original Harmattan Complex owners for a nominal fee.

Harmattan Complex – Environment – Management has identified environmental issues associated with the prior activities of the Harmattan Complex. There are indications of significant groundwater and soil contamination resulting from the Harmattan Complex's prior activities. There is a risk that the costs of addressing these environmental issues could be significant.

Labour Relations – The operations and maintenance staff at the Younger Extraction Plant and some employees of AltaGas Utilities Inc. are members of the Communications, Energy and Paperworkers' Union of Canada. Labour disruptions could restrict the ability of the Younger Extraction Plant to process natural gas and produce NGLs and therefore affect New AltaGas Amalco's cash flow, net income and cash available for the payment of dividends. Labour disruptions at AltaGas Utilities Inc. could impact its ongoing operations.

Aboriginal Land Claims – Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of the lands in western Canada. Such claims, if successful, could have a significant adverse effect on natural gas production and power development and generation in Alberta and British Columbia which could have a materially adverse effect on the volume of natural gas processed at New AltaGas Amalco's facilities, the power produced by New AltaGas Amalco's facilities or on development of new facilities for gathering and processing, power generation or extraction and transmission.

Crown Duty to Consult First Nations – The federal and provincial governments in Canada have a duty to consult and, where appropriate, accommodate aboriginal people where the interests of the aboriginal peoples may be affected by a Crown action or decision. Accordingly, the Crown's duty may result in regulatory approvals being delayed or not being obtained.

Construction and Development – The development, construction and future operation of natural gas and power facilities can be affected adversely by changes in government policy and regulation, environmental concerns, increases in capital and construction costs, construction delays, increases in interest rates and competition in the industry. In the event that any one of these factors emerges, the actual results may vary materially from projections, including projections of costs, natural gas facility utilization or throughput, power production, future revenue and earnings.

The construction and development of New AltaGas Amalco's natural gas and power projects and their future operations are subject to changes in the policies and laws of both Canadian and U.S. federal, provincial and state governments, including regulatory approvals and regulations relating to the environment, land use, health, culture, conflicts of interest with other parties and other matters beyond the direct control of New AltaGas Amalco.

Weather and Long Term Wind or Hydrology Data – New AltaGas Amalco's run-of-river power projects once built may be subject to significant variations in the stream flow necessary for power generation. New AltaGas Amalco relies on hydrological studies and data to confirm that sufficient water flow is available to generate sufficient electricity to determine the economic viability of its projects. There can be no assurance that the long-term historical water availability will remain unchanged or that no material hydrologic event will impact the hydrologic conditions that exist within the watersheds. Annual and seasonal deviations from the long-term average can be significant.

New AltaGas Amalco's wind power projects once built may be subject to significant variations in wind which could affect the amount of power generated. New AltaGas Amalco relies on wind studies and data to confirm that sufficient wind flows are available to generate sufficient electricity to determine the economic viability of its projects. There can be no assurance that the long-term historical wind patterns will remain unchanged. Annual and seasonal deviations from the long-term average can be significant.

The natural gas distribution business is highly seasonal, with the majority of natural gas demand occurring during the winter heating season, the length of which varies in each jurisdiction. Natural gas distribution revenue during the winter typically accounts for the largest share of annual natural gas distribution revenue.

Absence of Market – The Fund has received conditional approval for the listing of the New AltaGas Amalco Shares issuable pursuant to the Arrangement, subject to New AltaGas Amalco fulfilling the requirements of the TSX. There can be no assurance that the New AltaGas Amalco Shares will be listed on the TSX or on any other stock exchange, that an active trading market will develop or, if one develops, it will be sustained.

The risk factors set forth above are a list of risk factors contained elsewhere in this Information Circular. See "*Information Concerning AltaGas Income Trust – Risk Factors*" in this Information Circular and "*Information Concerning New AltaGas Amalco - Risk Factors*" in Appendix E hereto. In addition, for a description of risk factors in respect of the Fund, see the sections entitled "*Risk Factors – Risks Relating to the Trust and the Units of the Trust*" and "*Risk Factors – Risks Inherent in the Trust's Operating Entities*" in the Fund AIF and "*Gas – Gas Segment Risk Management*" and "*Power – Risk Management*" in the management's discussion and analysis of the Fund for the year ended December 31, 2009, which documents are incorporated by reference herein. Securityholders should carefully consider all such risk factors.

BACKGROUND TO AND REASONS FOR THE ARRANGEMENT

On October 31, 2006, the Minister announced the federal government's plan to change the tax treatment of income trusts (the "**SIFT Rules**"). The SIFT Rules will result in a tax being applied at the trust level on distributions of certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax rates and to treat such distributions as dividends to unitholders. The Minister announced that existing trusts would have a four year transition period and generally would not be subject to the new rules until 2011, provided such trusts experienced only "normal growth" and no "undue expansion" before then. The SIFT Rules had an immediate impact on the Canadian capital markets and resulted in a significant decline in trading prices for income trusts, including the Fund, royalty trusts and numerous other Canadian securities. On December 15, 2006, the Minister issued guidelines which established objective tests with respect to what would be considered "normal growth" for the purposes of determining how much existing trusts are permitted to grow without jeopardizing their transitional relief. On July 14, 2008, the Minister released specific proposals to amend the Tax Act that were intended to facilitate the conversion of mutual fund trusts into corporations without any undue tax consequences. These proposals passed into law on March 12, 2009. On December 4, 2008, the Minister announced certain changes to the guidelines issued on December 15, 2006. Bill C-52, which received Royal Assent on June 22, 2007, contained legislation implementing the SIFT Rules.

Since the announcement of the government's plan to change the tax treatment of income trusts, management of AltaGas, and the Board of Directors, has continuously evaluated the options available to it in an effort to ensure Unitholder value is protected and the Fund is able to pursue its strategy of building, acquiring and operating long-term, low-risk energy infrastructure assets.

Through the course of 2007 to the present, management of AltaGas has continued to analyse and evaluate its options. Management presents a five-year strategic plan annually to the Board of Directors in June. At each of the last three such strategic planning sessions, the strategic plan has been discussed in the context of the options available in response to the SIFT tax. Included in the analyses were the strategic objectives of the Fund as well as the most efficient capital structure and capital market environment faced by the Fund. At the strategic planning session held in June 2009, management provided the Board of Directors with an analysis of the Fund's capital structure, various considerations with respect to a dividend policy, and structuring alternatives.

On August 5, 2009, a meeting of the Board of Directors was held at which management provided further analysis on capital structure and dividend policy. The Board of Directors approved the disclosure of the range of the expected dividends upon conversion to a corporation.

At a meeting of the Board of Directors held on February 25, 2010, management recommended that the Fund hold its annual general meeting in June 2010, and suggested that the Board of Directors consider an effective date for conversion of July 1, 2010. The available methods of conversion were discussed.

At a meeting of the Board of Directors held on April 28, 2010, the Board of Directors was presented with information with respect to the steps recommended to effect the conversion, as well as further analysis on the capital structure and dividend policy. Management of AltaGas recommended to the Board of Directors that: i) the Fund proceed to convert from an income trust structure to a corporate structure effective on or about July 1, 2010; and ii) the board of directors of New AltaGas Amalco establish an annual dividend of $1.32 to be paid monthly. The Board of Directors determined that the conversion of the Fund to a corporate structure pursuant to the transactions contemplated by the Arrangement was in the best interest of the Fund and the Unitholders and the Board of Directors resolved to proceed with the Arrangement and to convert to a corporate structure effective on or about July 1, 2010.

Benefits of the Arrangement

Management of the General Partner and AltaGas, and the Board of Directors, have determined that enhanced Securityholder and asset value could be realized and delivered more effectively through the reorganized structure rather than through the existing trust structure. Management and the Board of Directors believe that the proposed corporate structure will simplify the business structure of the Fund.

Management and the Board of Directors, in recommending the Arrangement to Securityholders, believe the timing, mechanics and results of the Arrangement provide a number of strategic benefits to the Fund and its Securityholders including, without limitation, the following:

- the Arrangement is expected to provide for a more simplified and efficient corporate structure which is easier for market participants to understand and value and remove the uncertainty in the capital markets today;
- the corporate structure resulting from the Arrangement is expected to provide greater flexibility to deliver long term capital growth and a reliable cash yield;
- New AltaGas Amalco intends to utilize its increased free cash flow to fund potential acquisition opportunities and internal growth opportunities;
- the corporate structure resulting from the Arrangement is expected to enhance New AltaGas Amalco's access to capital;
- the exchange of securities for New AltaGas Amalco Shares pursuant to the Arrangement may be completed on a tax-free "rollover" basis for Canadian federal income tax purposes;
- the elimination of the trust structure pursuant to the Arrangement will remove the restriction on non-resident ownership applicable to income trusts, providing greater access to capital markets and increased liquidity;
- presenting the Arrangement for approval by Securityholders at the annual meeting will result in efficiencies and costs savings;
- the "normal growth" and "undue expansion restrictions" in the SIFT Rules that currently limit the Fund's ability to consider strategic acquisitions will cease to apply; and
- the completion of the Arrangement in advance of 2011 avoids the imposition of the SIFT tax.

Recommendation of the Board of Directors

The Board of Directors, based upon its own investigations and analysis, has unanimously determined that the Arrangement is fair to the Securityholders, is in the best interests of the Fund and the Securityholders and unanimously recommends that the Securityholders vote in favour of the Arrangement Resolution.

In reaching its conclusions and formulating its recommendation, the Board considered, among others, the following factors:

(a) the purpose and benefits of the Arrangement described herein (see "*Background to and Reasons for the Arrangement*" and "*Background to and Reasons for the Arrangement – Benefits of the Arrangement*");

(b) the mechanics, structure and timing of implementation of the Arrangement;

(c) the growth opportunities for New AltaGas Amalco; and

(d) the recommended dividend policy for New AltaGas Amalco.

The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In reaching the determination to approve and recommend the Arrangement Resolution, the Board did not assign any relative or specific weight to the factors that were considered, and individual directors may have given different weight to each factor. There are risks associated with the Arrangement, including that some of the

potential benefits set forth in this Information Circular may not be realized or that there may be significant costs associated with realizing such benefits.

As of the Record Date, the officers and directors of the General Partner and AltaGas and their respective associates as a group beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 3,686,374 Trust Units and LP #1 B Units, representing approximately 4.54% of the outstanding Trust Units (after giving effect to the exchange of all outstanding LP #1 B Units). Each of the members of the Board and each of the officers of the General Partner and AltaGas have indicated they intend to vote all of their Trust Units and LP #1 B Units in favour of the Arrangement Resolution.

THE ARRANGEMENT

General

If approved, the Arrangement will result in the reorganization of the Fund into New AltaGas Amalco, a dividend paying corporation that will be named "**AltaGas Ltd.**" See "*Information Concerning New AltaGas Amalco – Description of the Business*" in Appendix E hereto.

New AltaGas Amalco will retain the current management team and personnel from the General Partner and AltaGas and will continue to be led by David W. Cornhill as Chairman and Chief Executive Officer, Richard M. Alexander as President and Chief Operating Officer, Deborah S. Stein as Vice President Finance and Chief Financial Officer, David R. Wright as Executive Vice President Strategy and Corporate Development, Massimiliano Fantuz as Executive Vice President and Dennis A. Dawson as Vice President, General Counsel and Corporate Secretary. The current members of the Board will form the board of directors of New AltaGas Amalco. See "*Information Concerning New AltaGas Amalco – Directors and Officers*" in Appendix E hereto.

Effect of the Arrangement on Securityholders

As a result of the Arrangement, Unitholders will receive one New AltaGas Amalco Share for each Trust Unit and LP #1 B Unitholders will receive one New AltaGas Amalco Share for each LP #1 B Unit. The Arrangement has been structured to allow Unitholders and LP #1 B Unitholders to receive New AltaGas Amalco Shares on a tax-deferred basis for Canadian federal income tax purposes. See "*Certain Canadian Federal Income Tax Considerations*".

See "*The Arrangement – Details of the Arrangement – Arrangement Steps*", "*The Arrangement – Procedure for Exchange of Securities*", "*Certain Canadian Federal Income Tax Considerations*" and "*Certain United States Federal Income Tax Considerations*".

Effect of the Arrangement on Distributions

Distributions paid to Unitholders for the months of April and May 2010 will not be affected by the proposed Arrangement and will be paid in the usual manner. Accordingly, Unitholders of record on April 26, 2010 will receive their monthly cash distribution of $0.18 on May 17, 2010 and Unitholders of record on May 25, 2010 will receive their regular monthly cash distribution of $0.18 on June 15, 2010. Provided the Arrangement is approved at the Meeting and the Effective Date occurs as anticipated on July 1, 2010, Unitholders of record on June 25, 2010 will receive their regular monthly cash distribution of $0.18 concurrently with the completion of the Arrangement (as opposed to July 15, 2010 if paid in the usual manner) and the distribution in respect of the month of June 2010 is anticipated to be the last distribution paid to Unitholders by the Fund. In the event that the Arrangement is not approved, the Board will meet shortly thereafter to determine the next distribution on the Trust Units which would be declared payable thereon, but it is currently anticipated that should the Arrangement not be approved it would remain at $0.18 per month. In the event that the Arrangement is approved but the Effective Date occurs subsequent to July 1, 2010, regular monthly distributions will be paid in the usual manner until such Effective Date, at which time any outstanding distributions declared but not yet paid will be paid immediately prior to the Effective Time on such Effective Date to Unitholders of record on the applicable distribution record date.

Effect of the Arrangement on the DRIP

Pursuant to the Arrangement, it is proposed that New AltaGas Amalco will assume the Fund's DRIP and all associated agreements and New AltaGas Amalco will then amend and restate them so that, among other things, the Amended DRIP will: (i) provide that eligible holders of New AltaGas Amalco Shares may direct that their cash dividends be reinvested in additional New AltaGas Amalco Shares issued from treasury at a 5% discount to the Average Market Price (as defined in the Amended DRIP) on the applicable dividend payment date; (ii) provide that eligible holders of New AltaGas Amalco Shares may elect, under the premium component of the Amended DRIP, to have such additional New AltaGas Amalco Shares delivered to the designated plan broker in exchange for a premium cash payment equal to 102% of the cash dividend that such holders would otherwise have received on the applicable dividend payment date; and (iii) result in all existing participants in the DRIP will be deemed to be participants in the Amended DRIP without any further action on their part and holders of New AltaGas Amalco Shares may participate in the Amended DRIP with respect to any cash dividends declared and paid by New AltaGas Amalco on the New AltaGas Amalco Shares.

Under the Amended DRIP, New AltaGas Amalco will reserve the right to limit the amount of new equity available under the Amended DRIP on any particular dividend payment date. Accordingly, participation may be prorated in certain circumstances. In the event of proration, a participating holder of New AltaGas Amalco Shares will receive from New AltaGas Amalco the declared dividend on any New AltaGas Amalco Shares enrolled in the Amended DRIP for which the dividend is payable but cannot be reinvested under the Amended DRIP in accordance with such holder's election.

No commissions, service charges or brokerage fees will be payable in connection with the purchase of New AltaGas Amalco Shares from New AltaGas Amalco under either component of the Amended DRIP. Eligible holders of New AltaGas Amalco Shares who wish to participate in the Amended DRIP indirectly through a broker or other nominee will be advised to consult such broker or other nominee to confirm whether commissions, service charges or other fees are payable.

On August 1, 2007 the Fund announced that it had suspended the Premium component of the DRIP effective with the August 15, 2007 distribution payment. Notwithstanding that the Premium component of the DRIP will continue to exist in the Amended DRIP, it is intended that the Premium component will remain unavailable for the foreseeable future. The regular component of the Amended DRIP will remain in effect. If New AltaGas Amalco determines in the future that lifting the suspension of the Premium component of the Amended DRIP is in the best interests of New AltaGas Amalco, it retains the discretion to do so.

Treatment of Fund Options

As of the Record Date, the Fund had an aggregate of 3,756,875 Fund Options outstanding under the Trust Unit Option Plan granted to directors, officers and employees of AltaGas and its affiliates.

Pursuant to the Arrangement, New AltaGas Amalco will assume the obligations of the Fund in respect of outstanding Fund Options and the Fund Options shall be, and shall be deemed to be, exchanged for Share Options which shall be and shall be deemed to be, issued to the holders of the Fund Options so exchanged, on the basis that for each Fund Option so exchanged, the Fund Option holder shall receive in exchange therefor one Share Option, having the same terms, conditions and value as the Fund Option so exchanged. Upon the exercise of Share Options so exchanged, holders will receive the number of New AltaGas Amalco Shares equal to the number of Trust Units they would have otherwise been entitled to receive in accordance with the Trust Unit Option Plan.

Holders of vested Fund Options may elect to exercise their Fund Options prior to the Effective Time and participate as Unitholders in the Arrangement.

At the Meeting, Securityholders will be asked to approve the New AltaGas Stock Option Plan of New AltaGas. Subject to the approval of Securityholders at the Meeting, pursuant to the Arrangement New AltaGas Amalco (as the continuing corporation following the Amalgamation) will assume the New AltaGas Stock Option Plan adopted

by New AltaGas and will grant Share Options to directors, officers, and employees of, and consultants to, New AltaGas Amalco and its affiliates.

If the New AltaGas Stock Option Plan is not approved by Securityholders at the Meeting, the outstanding Fund Options shall be amended such that holders will thereafter be entitled to acquire New AltaGas Amalco Shares rather than Trust Units upon exercise of Fund Options from and after the Effective Time, but otherwise the Fund Options shall continue to be subject to the same terms and conditions as originally granted and the Trust Unit Option Plan will be amended to give effect to the foregoing.

Details of the Arrangement

Arrangement Steps

On the Effective Date, each of the events set out below shall occur and be deemed to occur in the following order without any further act or formality, except as otherwise provided in the Plan of Arrangement:

Amendment to Declaration of Trust, Holding Declaration of Trust, AltaGas LP #1 Limited Partnership Agreement and AltaGas LP #2 Limited Partnership Agreement

(a) the Declaration of Trust, the Holding Declaration of Trust, the AltaGas LP #1 Limited Partnership Agreement and the AltaGas LP #2 Limited Partnership Agreement shall be amended to the extent necessary to facilitate the Arrangement and also as provided in the Arrangement Agreement;

Subscription by the General Partner for LP #2 A Units

(b) the General Partner shall subscribe for that number of LP #2 A Units that is equal to 0.00001 of the number of issued and outstanding LP #2 A Units immediately after the subscription (rounded to five decimal places) for cash consideration equal to the fair market value of the LP #2 A Units subscribed for as determined by the General Partner;

Amendment of Articles of the General Partner

(c) the articles of the General Partner shall be amended to change the number of issued and outstanding General Partner Shares such that the aggregate number of issued and outstanding General Partner Shares shall be equal to the number of Trust Units issued and outstanding immediately prior to the Effective Time;

Distribution of General Partner Shares to Unitholders

(d) the Fund shall distribute the General Partner Shares to the Unitholders on the basis of one (1) General Partner Share for each Trust Unit held;

Transfer of General Partner Shares

(e) each General Partner Share shall be sold, assigned and transferred to New AltaGas (free of any claims) in exchange for New AltaGas Shares on the basis of 0.00001 New AltaGas Shares for each General Partner Share so sold, assigned and transferred;

Exchange of Trust Units

(f) each Trust Unit shall be sold, assigned and transferred to New AltaGas (free of any claims) in exchange for New AltaGas Shares on the basis of 0.99999 New AltaGas Shares for each Trust Unit so sold, assigned and transferred;

Exchange of Fund Options for Share Options

(g) all of the Fund Options shall be, and shall be deemed to be, exchanged for Share Options which shall be and shall be deemed to be, issued to the holders of the Fund Options so exchanged, on the basis that for each Fund Option so exchanged, the Fund Option holder shall receive in exchange therefor one Share Option, having the same terms, conditions and value as the Fund Option so exchanged, and the Share Option so issued shall be otherwise deemed to have been issued under, and be subject to, the terms and conditions of the New AltaGas Stock Option Plan, and represent rights to acquire New AltaGas Shares; provided that if the New AltaGas Stock Option Plan is not approved by Securityholders at the Meeting, the outstanding Fund Options shall be amended such that holders will thereafter be entitled to acquire New AltaGas Shares rather than Trust Units upon the exercise of such Fund Options but otherwise such Fund Options shall continue to be subject to the same terms and conditions as existed prior to the Effective Time and the Trust Unit Option Plan will be amended to give effect thereto;

Dissolution of AltaGas LP #2

(h)

(i) AltaGas LP #2 shall, and shall be deemed to, dissolve, wind-up and cease to exist and the General Partner shall be appointed the liquidator of AltaGas LP #2 to hold all of the assets and liabilities of AltaGas LP #2 immediately prior to the dissolution thereof pending their distribution to AltaGas LP #1 and the General Partner, in their capacities as the former limited partners of AltaGas LP #2; and

(ii) immediately thereafter the General Partner, in its capacity as liquidator of AltaGas LP #2, shall assign, transfer and convey an undivided interest in each of the assets of AltaGas LP #2 to AltaGas LP #1 and the General Partner, and AltaGas LP #1 and the General Partner shall each assume a several obligation in respect of all of the partnership liabilities of AltaGas LP #2,

and in each such case AltaGas LP #1's undivided interest and several obligation shall be 99.999%, and the General Partner's undivided interest and several obligation shall be 0.001%;

AltaGas LP #1 Contribution to the Capital of AltaGas

(i) AltaGas LP #1 will transfer all of its assets, with the exception of:

(i) money; and

(ii) any property that constitutes a property described in any of subparagraphs 85(2)(a)(i) to (iii) of the Tax Act,

to AltaGas as a contribution to the capital of AltaGas;

Transfer of Special Voting Unit

(j) the Voting and Exchange Trustee and each LP #1 B Unitholder shall sell, assign and transfer to New AltaGas all of their respective rights, titles, estates and interests in and to the Special Voting Unit to New AltaGas for fair market value consideration of $1.00, as determined by the General Partner;

Sale of AltaGas and Other Assets to New AltaGas 2

(k) AltaGas LP #1 shall sell, assign and transfer to New AltaGas 2 all of its remaining assets (with the exception of money) in exchange for:

(i) a number of New AltaGas 2 First Preferred Shares that is equal to the number of LP #1 B Units issued and outstanding at the Effective Time;

(ii) 100 New AltaGas 2 Second Preferred Shares;

(iii) the New AltaGas 2 Notes; and

(iv) the assumption of all of the liabilities of AltaGas LP #1;

Dissolution of AltaGas LP #1

(l)

(i) AltaGas LP #1 shall, and shall be deemed to, dissolve, wind-up and cease to exist and the General Partner shall be appointed the liquidator of AltaGas LP #1 to hold all of the assets of AltaGas LP #1 immediately prior to the dissolution thereof pending their distribution to the LP #1 B Unitholders and Holding Trust, in their capacities as the former limited partners of AltaGas LP #1; and

(ii) immediately thereafter the General Partner, in its capacity as liquidator of AltaGas LP #1, shall assign, transfer and convey the assets of AltaGas LP #1 to the LP #1 B Unitholders and Holding Trust as follows:

(A) each LP #1 B Unitholder shall receive:

(i) a New AltaGas 2 Note having a principal amount that is equal to the principal amount of its respective Partner Debt; and

(ii) one New AltaGas 2 First Preferred Share for each LP #1 B Unit; and

(B) Holding Trust shall receive the New AltaGas 2 Second Preferred Shares and any money held by AltaGas LP #1 immediately prior to the dissolution thereof;

(m) each New AltaGas 2 Note received by a LP #1 B Unitholder pursuant to paragraph (l)(ii)(A) above shall be set-off against the Partner Debt owed by such LP #1 B Unitholder to New AltaGas 2 and the New AltaGas 2 Notes and Partner Debts shall be cancelled;

Dissolution of Holding Trust

(n) all of the assets of Holding Trust shall be transferred to the Fund and the Fund shall assume all of the liabilities of Holding Trust, all in full satisfaction of the Fund's interest as a beneficiary thereof, and all of the Holding Trust trust units and Series 1 Notes and any other liabilities owing between Holding Trust and the Fund shall thereafter be cancelled;

(o) Holding Trust shall, and shall be deemed to, cease to exist and be dissolved;

Dissolution of the Fund

(p) all of the assets of the Fund shall be transferred to New AltaGas, and New AltaGas shall assume all of the liabilities of the Fund, all in full satisfaction of New AltaGas' interest as a Unitholder, and all of the Trust Units shall thereafter be cancelled;

(q) the Fund shall, and shall be deemed to, cease to exist and be dissolved;

Transfer of New AltaGas 2 First Preferred Shares

(r) all of the New AltaGas 2 First Preferred Shares received by LP #1 B Unitholders pursuant to paragraph (l)(ii)(A) above shall be sold, assigned and transferred to New AltaGas (free of claims) in exchange for New AltaGas Shares on the basis of one New AltaGas Share for each New AltaGas 2 First Preferred Share so sold, assigned and transferred;

Transfer of New AltaGas 2 Shares and AltaGas Shares

(s) the General Partner shall transfer the New AltaGas 2 Shares and its undivided interest in the property received by it pursuant to paragraph (h)(ii) above to New AltaGas for cash consideration equal to the fair market value thereof as determined by the General Partner;

Stated Capital of New AltaGas, New AltaGas 2 and AltaGas

(t) as a result of the issuance of New AltaGas Shares pursuant to paragraphs (e), (f) and (r) above, the aggregate amount added to the stated capital account of the New AltaGas Shares shall be the maximum amount that is permitted to be added to the paid-up capital for purposes of the Tax Act of such shares as a result of such issuances;

(u) as a result of the issuance of New AltaGas 2 First Preferred Shares and New AltaGas 2 Second Preferred Shares pursuant to paragraph (k) above, the aggregate amount added to the stated capital account of each such class of shares shall be $1.00 and $1.00, respectively;

(v) the stated capital of the issued and outstanding shares of any class of AltaGas shall be reduced, without payment, to $1.00; and

Amalgamation of New AltaGas, New AltaGas 2 and AltaGas

(w) the Amalgamating Corporations shall be amalgamated as one corporation under the CBCA in accordance with the following:

(i) on the amalgamation:

(A) each New AltaGas Share shall not be cancelled or converted and no securities shall be issued by New AltaGas Amalco such that the New AltaGas Shares become the New AltaGas Amalco Shares; and

(B) the New AltaGas 2 Shares, New AltaGas 2 First Preferred Shares, New AltaGas 2 Second Preferred Shares and shares of AltaGas shall be cancelled without any repayment of capital in respect thereof;

(ii) the name of New AltaGas Amalco shall be "AltaGas Ltd.";

(iii) New AltaGas Amalco shall adopt the New AltaGas Stock Option Plan;

(iv) the registered office of New AltaGas Amalco shall be located at 1700, 355 – 4th Avenue S.W., Calgary, Alberta, T2P 0J1;

(v) New AltaGas Amalco shall be authorized to issue an unlimited number of common shares and an unlimited number of preferred shares issuable in series, all having the rights, privileges and conditions as set forth in the articles of New AltaGas;

(vi) there shall be no restrictions on the activities that New AltaGas Amalco is authorized to carry on or on the powers it may exercise, nor any restrictions on the transfer of the New AltaGas Amalco Shares;

(vii) the board of directors of New AltaGas Amalco shall consist of not less than three (3) and not more than 15 directors, the exact number of which shall be determined by the directors from time to time;

(viii) the directors of New AltaGas Amalco shall have the right to appoint one or more additional directors, who shall hold office for a term expiring no later than the close of the next annual meeting of shareholders, but the total number of directors so appointed shall not exceed one-third (1/3) of the number of directors elected at the previous annual meeting of shareholders;

(ix) the first directors of New AltaGas Amalco who shall hold office until the next annual meeting of shareholders of New AltaGas Amalco or until their successors are elected or appointed, shall be the persons whose names and jurisdictions of residence appear below:

Name	**Jurisdiction of Residence**
David W. Cornhill	Calgary, Alberta, Canada
Allan L. Edgeworth	Calgary, Alberta, Canada
Hugh A. Fergusson	Calgary, Alberta, Canada
Denis C. Fonteyne	Calgary, Alberta, Canada
Daryl H. Gilbert	Calgary, Alberta, Canada
Robert B. Hodgins	Calgary, Alberta, Canada
Myron F. Kanik	Qualicum Beach, British Columbia, Canada
David F. Mackie	Houston, Texas, USA
M. Neil McCrank	Calgary, Alberta, Canada

(x) the initial officers of New AltaGas Amalco shall be as follows:

Name	**Title**
David W. Cornhill	Chairman and Chief Executive Officer

Name	Title
Richard M. Alexander	President and Chief Operating Officer
Gregory A. Aarssen	Vice President Corporate Affairs
Nancy A. Anderson	Vice President Renewable Energy Wind
Jeremy R. Baines	Vice President and Treasurer
James B. Bracken	Senior Vice President Major Projects
Douglas H. Brown	Divisional Vice President Renewable Energy Hydro
Dennis A. Dawson	Vice President, General Counsel and Corporate Secretary
Massimiliano Fantuz	Executive Vice President
Bradley G.H. Mattson	Vice President and Corporate Controller
Marilyn A. Pfaefflin	Divisional Vice President Transmission
Deborah S. Stein	Vice President Finance and Chief Financial Officer
Kent E. Stout	Vice President Corporate Resources
Randy W. Toone	Divisional Vice President Field Gathering and Processing and Energy Services
David R. Tulk	Divisional Vice President Extraction and Transmission
David R. Wright	Executive Vice President Strategy and Corporate Development

(xi) the by-laws of New AltaGas Amalco shall be the by-laws of New AltaGas in effect prior to the Effective Date;

(xii) the provisions of subsections 186(b), (c), (d), (e) and (f) of the CBCA shall apply to the amalgamation with the result that:

(A) the property of each Amalgamating Corporation (other than shares of an Amalgamating Corporation held by another Amalgamating Corporation and an amount receivable by an Amalgamating Corporation from another Amalgamating Corporation) shall continue to be the property of New AltaGas Amalco;

(B) New AltaGas Amalco shall continue to be liable for the obligations of each Amalgamating Corporation (other than an amount owing by an Amalgamating Corporation to another Amalgamating Corporation);

(C) any existing cause of action, claim or liability to prosecution of an Amalgamating Corporation shall be unaffected;

(D) any civil, criminal or administrative action or proceeding pending by or against an Amalgamating Corporation may be continued to be prosecuted by or against New AltaGas Amalco; and

(E) a conviction against, or ruling, order or judgment in favour of or against, an Amalgamating Corporation may be enforced by or against New AltaGas Amalco;

(xiii) the Articles of Arrangement filed to give effect to the Arrangement shall be deemed to be the articles of amalgamation of New AltaGas Amalco and the Certificate issued in respect of such Articles of Arrangement by the Director under the CBCA shall be deemed to be the certificate of amalgamation of New AltaGas Amalco;

(xiv) to the extent any of the provisions of this Plan of Arrangement are deemed to be inconsistent with Applicable Laws, this Plan of Arrangement shall be automatically adjusted to remove such inconsistency;

(xv) the initial auditors of New AltaGas Amalco will be Ernst & Young LLP, who shall continue in office until the close of business of the first annual meeting of the holders of New AltaGas Amalco Shares, and the directors of New AltaGas Amalco are authorized to fix the remuneration of such auditors; and

Amendment of the DRIP

(x) the DRIP shall be amended and restated such that: (i) eligible holders of New AltaGas Amalco Shares may direct that their cash dividends be reinvested in additional New AltaGas Amalco Shares issued from treasury at a 5% discount to the Average Market Price (as defined in the Amended DRIP) on the applicable dividend payment date; (ii) eligible holders of New AltaGas Amalco Shares may elect, under the premium component of the Amended DRIP, to have such additional New AltaGas Amalco Shares delivered to the designated plan broker in exchange for a premium cash payment equal to 102% of the cash dividend that such holders would otherwise have received on the applicable dividend payment date; and (iii) all existing participants in the DRIP will be deemed to be participants in the Amended DRIP without any further action on their part and holders of New AltaGas Amalco Shares may participate in the Amended DRIP with respect to any cash dividends declared and paid by New AltaGas Amalco on the New AltaGas Amalco Shares,

provided that if any of the foregoing steps fails to occur or complete then all of such steps will be deemed not to have occurred.

Post Arrangement Structure

The following diagram illustrates the simplified organizational structure of New AltaGas Amalco immediately following the completion of the Arrangement.

Shortly after completion of the Arrangement, it is expected that New AltaGas Amalco will carry out certain internal transactions to simplify its corporate structure. These internal transactions will be completed following the Effective Date of the Arrangement and outside of the Plan of Arrangement and do not require approval of the Securityholders at the Meeting. The effect of these internal transactions is not reflected in the following diagram.



AltaGas Holdings #3 Inc.
100%
AltaGas Utility Group Inc.
100%
AltaGas Utility Holdings Inc.
100%
100%
33⅓%
AltaGas Utilities Inc.
AltaGas Utility Holdings (Nova Scotia) Inc.
Inuvik Gas Ltd.
100%
Heritage Gas Limited
Former Unitholders and LP#1 B Unit Holders
Common Shares (100%)
AltaGas Ltd.
100%
Bear Mountain Wind Power Corporation
0.01%
limited partner (83.9671%)
Common Shares (100%)
99.99%
99.99%
AltaGas Holdings Inc.
0.01%
AltaGas Operating Partnership
100%
92.75%
Bear Mountain Wind Limited Partnership
7.24%
limited partner (14.0924%)
0.15%
99.85%
AltaGas Holdings #2 Inc.
Taylor NGL Limited Partnership
AltaGas Power Holdings Partnership
22.59%
0.01%
100% shares
Taylor Management Inc.
100% shares
Taylor Processing Inc.
77.36%
limited partner
AltaGas Limited Partnership
0.01%
0.01%
99.99%
99.8%
general partner (0.01%)
99.99%
99.99%
general partner (0.1%)
AltaGas Pipeline Partnership
99.99%
99.99%
50%
Taylor Gas Liquids Limited Partnership
Joffre Gas Liquids Limited Partnership
Taylor Gas Processing Limited Partnership
Harmattan Gas Processing Limited Partnership
ASTC Power Partnership
AltaGas Energy Limited Partnership
ECNG Energy L.P.
limited Partner (1.9305%)
general partner (0.01%)

Immediately following the completion of the Arrangement, an aggregate of approximately 81,229,889 New AltaGas Amalco Shares will be issued and outstanding, assuming that no Trust Units are issued after the Record Date and prior to the Effective Time.

Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of the Fund, AltaGas, the General Partner, AltaGas LP #1, AltaGas LP #2, Holding Trust, New AltaGas and New AltaGas 2 and various conditions precedent, both mutual and with respect to each corporation, trust and limited partnership.

The Arrangement Agreement is attached as Appendix C to this Information Circular and reference is made thereto for the full text thereof.

Procedure for the Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to the Declaration of Trust and Section 192 of the CBCA. The following procedural steps must be taken for the Arrangement to become effective:

(a) the Arrangement Resolution must be approved by the Securityholders voting at the Meeting;

(b) the Arrangement must be approved by the Court pursuant to the Final Order;

(c) all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate parties; and

(d) the Final Order, Articles of Arrangement and related documents, in the form prescribed by the CBCA, must be filed with the Director and the Certificate must be issued by the Director.

Approvals

Securityholder Approvals

Pursuant to the Interim Order, the number of votes required to pass the Arrangement Resolution shall be not less than two-thirds of the votes cast by Securityholders, either in person or by proxy, voting together as a single class, at the Meeting. See "*General Proxy Matters – Procedure and Votes Required*" and "*The Arrangement – Securities Laws Matters*".

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Securityholders authorizes the Board of Directors, without further notice to or approval of such Securityholders, subject to the terms of the Arrangement, to amend or terminate the Arrangement Agreement or the Plan of Arrangement, or to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA. The full text of the Arrangement Resolution is attached as Appendix A to this Information Circular.

Court Approvals

Interim Order

On May 3, 2010, the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters. The Interim Order is attached as Appendix B to this Information Circular.

Final Order

The CBCA provides that an arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by Securityholders at the Meeting in the manner required by the Interim Order, the Fund will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled to be heard on the 4th day of June, 2010 at 9:00 a.m. (Calgary time), or so soon thereafter as counsel may be heard, before a Justice of the Court of Queen's Bench of Alberta, Calgary Courts Centre, 601 – 5th Street S.W., Calgary, Alberta. At the hearing, any Securityholder or any other interested party desiring to support or oppose the application for the Final Order may appear at the time of the hearing in person or by counsel for that purpose. **Any Securityholder or any other interested party desiring to appear at the hearing is required to file with the Court and serve upon the Fund on or before 4:00 p.m. (Calgary time) on May 28, 2010, a notice of intention to appear, including an address for service in the Province of Alberta, together with any evidence or materials which are to be presented to the Court.** Service on the Fund is to be effected by delivery to the solicitors for the Fund at the following address: **Stikeman Elliott LLP, 4300 Bankers Hall West, 888 – 3rd Street S.W., Calgary, Alberta, T2P 5C5, Attention: Christopher W. Nixon.** If any Securityholder or any other such interested party does not attend, either in person or

by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice. See "*Notice of Petition*".

The securities to be issued to Securityholders pursuant to the Arrangement will not be registered under the 1933 Act, in reliance upon the exemption from registration provided by Section 3(a)(10) thereof. The Court will be advised prior to the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the Final Order will constitute the basis for an exemption from the registration requirements of the 1933 Act and accordingly the securities issued to Securityholders pursuant to the Arrangement will not require registration under the 1933 Act.

The Fund has been advised by its counsel, Stikeman Elliott LLP, that the Court has broad discretion under the CBCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, the Fund may determine not to proceed with the Arrangement.

Stock Exchange Listing Approvals

It is a condition to the consummation of the transactions contemplated by the Arrangement that the TSX shall have conditionally approved the listing of the New AltaGas Amalco Shares issuable pursuant to the Arrangement. The TSX has conditionally approved the substitutional listing of the New AltaGas Amalco Shares issuable pursuant to the Arrangement, subject to New AltaGas Amalco fulfilling the requirements of the TSX.

Conditions Precedent to the Arrangement

The respective obligations of the Fund, AltaGas, the General Partner, AltaGas LP #1, AltaGas LP #2, Holding Trust, New AltaGas and New AltaGas 2 to consummate the transactions contemplated by the Arrangement Agreement are subject to the satisfaction, on or before the Effective Date or such other time specified, of a number of conditions, any of which may be waived by the mutual consent of such parties without prejudice to their right to rely on any other of such conditions. These conditions include:

(a) the Interim Order shall have been granted in form and substance satisfactory to the parties, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to the parties, acting reasonably, on appeal or otherwise;

(b) the Arrangement Resolution shall have been approved by the requisite number of votes cast by the holders of Securities in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(c) the Final Order shall have been granted in form and substance satisfactory to the parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the parties acting reasonably, on appeal or otherwise;

(d) all necessary documents filed with the Director in accordance with the Plan of Arrangement shall be in form and substance satisfactory to each of the parties acting reasonably and shall have been accepted for filing by the Director together with the Articles of Arrangement in accordance with Section 192 of the CBCA;

(e) the Arrangement shall have become effective on or prior to January 1, 2011;

(f) there shall have been no action taken under any Applicable Law and there shall not be in force any order or decree of any governmental authority that:

(i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein;

(ii) results in any judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

(g) there shall have been no material change with respect to the income tax laws or policies of Canada or any province thereof which would have a material adverse effect on the reorganization of the Fund as contemplated by the Plan of Arrangement;

(h) all necessary third party and regulatory consents and approvals with respect to the transactions contemplated hereby shall have been completed or obtained; and

(i) the TSX shall have conditionally approved the listing or the substitutional listing of the New AltaGas Amalco Shares to be issued pursuant to the Arrangement, the New AltaGas Stock Option Plan and any equity compensation plans of New AltaGas Amalco (if any), subject only to the filing of required documents which cannot be filed prior to the Effective Date.

Upon the conditions being fulfilled or waived, the Fund intends to file a copy of the Final Order and the Articles of Arrangement with the Director under the CBCA, together with such other materials as may be required by the Director, in order to give effect to the Arrangement.

Timing of Completion of the Arrangement

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions at that point in time are satisfied or waived, the Fund will apply for the Final Order approving the Arrangement on June 4, 2010. If the Final Order is obtained on June 4, 2010 in form and substance satisfactory to the parties to the Arrangement Agreement, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, the Fund expects the Effective Date will be on or about July 1, 2010. It is not possible, however, to state with certainty when the Effective Date will be.

The Arrangement will become effective upon the filing with the Director of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Director.

The Fund's objective is to have the Effective Date occur on or about July 1, 2010. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on June 4, 2010.

Procedure for Exchange of Securities

The Fund has retained the services of the Depositary for the receipt of the certificates and the related Letters of Transmittal under the Arrangement. The Depositary will receive reasonable and customary compensation from the Fund for its services in connection with the Arrangement and will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

In order to receive their certificates representing New AltaGas Amalco Shares following completion of the Arrangement, Holders must deposit with the Depositary (at one of the addresses specified on the last page of the Letter of Transmittal) a properly completed and duly executed Letter of Transmittal or a manually executed photocopy thereof together with the certificates (or, in the case of LP #1 B Units only, a copy of such LP #1 B Unit certificate(s)) representing the Holder's Trust Units and/or LP #1 B Units, as the case may be. AltaGas LP #1 has caused Computershare Trust Company of Canada, for and on behalf of the LP #1 B Unitholders, to maintain custody of the original LP #1 B Unit certificates at all times. As such, pursuant to the Letter of Transmittal, LP #1 B Unitholders will also direct AltaGas LP #1 or its legal counsel to deliver or cause to be delivered to the Depositary the original certificate(s) representing their LP #1 B Units.

Securityholders whose Securities are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Securities.

The use of the mail to transmit certificates (or, in the case of LP #1 B Units only, a copy of such LP #1 B Unit certificate(s)) representing Securities and the Letter of Transmittal is at each Holder's risk. The Fund recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

Notwithstanding the provisions of the Arrangement, the Information Circular and the Letter of Transmittal, certificates (or, in the case of LP #1 B Units only, a copy of such LP #1 B Unit certificate(s)) or Securities to be returned will not be mailed if the Fund determines that the delivery thereof by mail may be delayed. Persons entitled to certificates and other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates (or, in the case of LP #1 B Units only, a copy of such LP #1 B Unit certificate(s)) representing Securities were originally deposited upon application to the Depositary until such time as the Fund has determined that delivery by mail will no longer be delayed.

Certificates not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery at the office of the Depositary at which the Securities were deposited.

If the Letter of Transmittal is executed by a person other than the registered holder(s) of the Securities being deposited or if the certificates representing the New AltaGas Amalco Shares issuable in exchange for the Securities are to be issued to a person other than such registered owner(s) or sent to an address other than the address of the registered holder(s) as shown on the register of Unitholders or LP #1 B Unitholders, as the case may be, maintained by the Fund's registrar and transfer agent, the signature on the Letter of Transmittal must be medallion guaranteed by an Eligible Institution. If the Letter of Transmittal is executed by a person other than the registered owner(s) of the Securities deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal, then the certificate(s) (or, in the case of LP #1 B Units only, a copy of such LP #1 B Unit certificate(s)) representing Securities must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s). The signature(s) on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be medallion guaranteed by an Eligible Institution.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Securities deposited pursuant to the Arrangement will be determined by the Fund in its sole discretion. Depositing Securityholders agree that such determination shall be final and binding. The Fund reserves the absolute right to reject any and all deposits which the Fund determines not to be in proper form or which may be unlawful for it to accept under the laws of any jurisdiction. The Fund reserves the absolute right to waive any defect or irregularity in the deposit of any Securities. There shall be no duty or obligation on the Fund, the General Partner, AltaGas, New AltaGas, the Depositary or any other person to give notice of any defect or irregularity in any deposit of Securities and no liability shall be incurred by any of them for failure to give such notice.

The Fund reserves the right to permit the procedure for the exchange of securities pursuant to the Arrangement to be completed other than as set forth above.

From and after the Effective Time, certificates formerly representing Securities exchanged pursuant to the Plan of Arrangement shall represent only the right to receive New AltaGas Amalco Shares to which the holders are entitled pursuant to the Arrangement.

Securityholders will not receive certificates representing New AltaGas Amalco Shares or any dividends or other payments which may be declared thereon after the Effective Date until they submit the certificates (or, in the case of LP #1 B Units only, a copy of such LP #1 B Unit certificate(s)) for their Securities to the Depositary along with a duly completed Letter of Transmittal. Each certificate formerly representing Securities that is not deposited with all other documents as required pursuant to the Plan of Arrangement on or prior to the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder to receive New AltaGas Amalco Shares or any dividends or other payments which may have been declared thereon.

Should the Arrangement not be completed, any deposited Securities will be returned to the depositing Securityholder at the Fund's expense upon written notice to the Depositary from the Fund by returning the deposited Securities (and any other relevant documents) by first class insured mail in the name of and to the address specified by the securityholder in the Letter of Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the register maintained by the Fund's transfer agent.

Right to Dissent

No dissent rights will be granted in connection with the Arrangement as such rights are not required by the Declaration of Trust or the Interim Order. In obtaining the Interim Order, the following representations were made to the Court regarding the basis for the Arrangement not providing for dissent rights:

- dissent rights are not required to be granted to shareholders in the context of an arrangement pursuant to section 192 of the CBCA;
- the underlying beneficial entitlements of the Securityholders are not affected by the Arrangement;
- there is a liquid public market in which Unitholders can trade their Trust Units if they are dissatisfied with the terms of the Arrangement (and LP #1 B Unitholders can exchange their LP #1 B Units for Trust Units and similarly trade them);
- before the Arrangement can be implemented, the Court must first determine and declare that the Arrangement and the procedure relating thereto are fair to the persons affected, both from a substantive and a procedural point of view; and
- before the Arrangement can be implemented, all Securityholders and all other interested persons shall have the right to be heard.

Interests of Certain Persons or Companies in the Arrangement

As of the Record Date, the directors and officers of the General Partner and AltaGas, and their respective associates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 3,686,374 Securities, representing approximately 4.54% of the outstanding Securities (assuming exchange of all LP #1 B Units for Trust Units). As of the Record Date, the directors, officers and employees of the General Partner and AltaGas and their respective associates also held an aggregate of 3,756,875 Fund Options.

Mr. Cornhill is entitled, pursuant to the provisions of his employment agreement with AltaGas, to terminate his employment and receive certain payments in the circumstances of the Arrangement being completed. However, Mr. Cornhill has unilaterally waived his entitlement to do so and his entitlement to any other compensation payments that might arise as a result of the Arrangement. See "*Appendix F – Information Concerning AltaGas Income Trust – Executive Employment Agreements*".

Immediately after giving effect to the Arrangement, and assuming that holdings do not change after the Record Date, it is anticipated that the current directors and officers of the General Partner and AltaGas, and their respective associates, as a group, would beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 3,686,374 New AltaGas Amalco Shares representing approximately 4.54% of the outstanding New AltaGas Amalco Shares.

Except as disclosed above or elsewhere in this Information Circular or in the documents incorporated by reference herein, none of the principal holders of Securities or any director or officer of the General Partner or AltaGas, or any associate or affiliate of any of the foregoing persons, has or had any material interest in any transaction in the last three years or any proposed transaction that materially affected, or will materially affect, the Fund or any of its affiliates.

Expenses of the Arrangement

The estimated costs to be incurred by AltaGas and/or its affiliates with respect to the Arrangement and related matters including, without limitation, accounting and legal fees, and the preparation, printing and mailing of this Information Circular and other related documents and agreements, are expected to aggregate approximately $1,200,000.

Securities Law Matters

Canada

All securities to be issued under the Arrangement, including, without limitation, the New AltaGas Amalco Shares to the Securityholders, will be issued in reliance on exemptions from prospectus and registration requirements of Applicable Canadian Securities Laws and, following completion of the Arrangement, the New AltaGas Amalco Shares will generally be "freely tradeable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under applicable Canadian securities laws of the provinces of Canada.

If any related party of the Fund were entitled to receive a "collateral benefit", as defined in MI 61-101, in connection with the Arrangement, the Arrangement would have constituted a "business combination" for purposes of MI 61-101. If the Arrangement constituted a "business combination", the Arrangement Resolution would have required minority approval in accordance with MI 61-101.

Judicial Developments

The Plan of Arrangement will be implemented pursuant to Section 192 of the CBCA, which provides that, where it is not practicable for a corporation to effect a fundamental change in the nature of an arrangement under any other provisions of the CBCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the CBCA, such an application will be made by the Fund, AltaGas, the General Partner, AltaGas LP #1, AltaGas LP #2, Holding Trust, New AltaGas and New AltaGas 2 for approval of the Arrangement. See "*The Arrangement – Procedure for the Arrangement Becoming Effective – Court Approvals – Final Order*" above. Although there have been a number of judicial decisions considering this section of the CBCA and applications to various arrangements, there have not been, to the knowledge of the Fund, any recent significant decisions which would apply in this instance.

Securityholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

Exemptions

Pursuant to Applicable Canadian Securities Laws, the Fund is required to include in this Information Circular all of the disclosure prescribed by Section 14.2 of Form 51-102F5 —*Information Circular* of National Instrument 51-102 —*Continuous Disclosure Obligations*. However, the Fund has been granted an exemption by the applicable securities regulatory authorities from the requirement to include historical financial statements of AltaGas and related management's discussions and analysis in the Information Circular.

The exemptive relief was granted on the basis that including historical financials and related management's discussion and analysis of AltaGas would not assist Securityholders with their assessment of the Arrangement because, following the completion of the Arrangement, New AltaGas Amalco (as the successor to AltaGas pursuant to the Amalgamation) will continue to carry on the business it previously carried on on behalf of the Fund, and certain historical financial statements and related management's discussion and analysis of the Fund are incorporated by reference into this Information Circular. See "*Information Concerning AltaGas Income Trust — Documents Incorporated by Reference*".

United States

The New AltaGas Amalco Shares to be issued under the Arrangement to Securityholders have not been and will not be registered under the 1933 Act. Such securities will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act. Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all Persons to whom the securities will be issued have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on May 3, 2010 and, subject to the approval of the Arrangement by Securityholders, a hearing on the Arrangement will be held on June 4, 2010 by the Court. See "*The Arrangement – Procedure for the Arrangement Becoming Effective – Court Approvals – Final Order*" above.

The New AltaGas Amalco Shares to be held by Securityholders following completion of the Arrangement will be freely tradable in the U.S. under U.S. federal securities laws, except by Persons who will be "affiliates" of New AltaGas Amalco after the Arrangement or who have been affiliates of New AltaGas within 90 days before the Effective Date. Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such New AltaGas Amalco Shares by such an affiliate (or former affiliate) may be subject to the registration requirements of the 1933 Act, absent an exemption therefrom.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the securities received upon completion of the Arrangement. **All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.**

Experts

Certain legal matters relating to the Arrangement are to be passed upon by Stikeman Elliott LLP on behalf of the Fund. As at May 4, 2010, the partners and associates of Stikeman Elliott LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Securities. Certain legal matters relating to the Arrangement are to be passed upon by Felesky Flynn LLP, Canadian tax counsel for the Fund. As at May 4, 2010, the partners and associates of Felesky Flynn LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Securities. Certain legal matters relating to the Arrangement are to be passed upon by Mayer Brown LLP, United States tax counsel for the Fund. As at May 4, 2010, the partners and associates of Mayer Brown LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Securities.

Ernst & Young LLP, Chartered Accountants, are the auditors of the Fund. Ernst & Young LLP has confirmed that it is independent of the Fund and New AltaGas, in accordance with the relevant rules and related interpretation prescribed by the Institute of Chartered Accountants of Alberta.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Felesky Flynn LLP, Canadian tax counsel to the Fund, the following is, as of the date hereof, a fair and adequate summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable in respect of the Arrangement to a Securityholder who for purposes of the Tax Act and at all material times, holds Securities and will hold New AltaGas Amalco Shares as capital property and deals at arm's length with and is not affiliated with the Fund, AltaGas LP #1, the General Partner, New AltaGas, New AltaGas 2 and New AltaGas Amalco.

Securities and New AltaGas Amalco Shares generally should be considered to be capital property to a Securityholder unless such holder holds such Securities or New AltaGas Amalco Shares in the course of carrying on a business of buying and selling securities or such Securityholder has acquired such Securities or New AltaGas

Amalco Shares in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Securityholders who are resident in Canada and who might not otherwise be considered to hold their Trust Units or New AltaGas Amalco Shares as capital property may, in certain circumstances, be entitled to make the irrevocable election provided in subsection 39(4) of the Tax Act to have them, and every other "Canadian security" within the meaning of the Tax Act (which definition does not include LP #1 B Units), owned by the particular Securityholder in the taxation year of election and in all subsequent taxation years treated as capital property. Securityholders contemplating making such an election should consult their own tax advisors.

This summary is not applicable to a Securityholder: (i) that is a "financial institution" for purposes of the mark-to-market rules in the Tax Act; (ii) that is a "specified financial institution" within the meaning of the Tax Act; (iii) an interest in which is a "tax shelter investment" for purposes of the Tax Act; (iv) to whom the "functional currency" reporting rules in section 261 of the Tax Act apply; or (v) who acquired their Trust Units on the exercise of employee stock options. All such Securityholders should consult their own tax advisors.

This summary is based upon certain representations by management of AltaGas and the General Partner (including a representation that the General Partner Shares and the New AltaGas Shares are expected to be listed on a stock exchange that is a "designated stock exchange" and a "recognized stock exchange" for purposes of the Tax Act as of the Effective Date), the provisions of the Tax Act and regulations thereunder ("**Regulations**"), Canadian tax counsel's understanding, based on publicly available published materials, of the current administrative policies and assessing practices of the Canada Revenue Agency ("**CRA**") in force as of the date hereof and specific proposals ("**Proposed Amendments**") to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister prior to the date hereof.

With the exception of the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, regulatory, or judicial action or decision and does not take into account any provincial, territorial, or foreign tax consequences which may differ significantly from those discussed herein.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not intended to be, and should not be construed as, legal, business or tax advice, or representations to any particular Securityholder. Accordingly, Securityholders should consult with their own tax advisors for advice with respect to the tax consequences to them in their particular circumstances.

Securityholders Resident in Canada

This portion of the summary is generally applicable to a Securityholder that is, at all relevant times and for the purposes of the Tax Act and any applicable income tax treaty, resident or deemed to be resident in Canada.

Unitholders

Pursuant to the Arrangement, the Fund will distribute to each Unitholder one General Partner Share for each Trust Unit held and each Unitholder will then exchange each General Partner Share for 0.001% of one New AltaGas Share and exchange each Trust Unit for 99.999% of one New AltaGas Share. The New AltaGas Shares will become the New AltaGas Amalco Shares on the Amalgamation.

Distribution of General Partner Shares to Unitholders

The General Partner as the delegate of the Trustee intends for the distribution of each General Partner Share under the Arrangement to be a capital distribution which does not constitute income to Unitholders determined in accordance with the Tax Act. Management of the General Partner has advised Canadian tax counsel that it is of the view that as of the date hereof the fair market value of each General Partner Share distributed to Unitholders under the Arrangement for each Trust Unit held is approximately $0.0002.

Provided that the distribution of the General Partner Shares is a capital distribution, the fair market value of each General Partner Share that is distributed to a Unitholder by the Fund should not be included in the Unitholder's

income for the year. However, such distribution should reduce the adjusted cost base of the Trust Units held by the Unitholder by the fair market value of such distribution. To the extent that the adjusted cost base of a Trust Unit to a Unitholder otherwise would be less than zero, the negative amount should be deemed to be a capital gain of the Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises, and the adjusted cost base of the Trust Unit to the Unitholder should then be nil.

Exchange of General Partner Shares for New AltaGas Shares

A Unitholder who disposes of each General Partner Share in exchange for 0.001% of one New AltaGas Share should not realize any gain or loss on such disposition.

Exchange of Trust Units for New AltaGas Shares

A Unitholder who disposes of each Trust Unit in exchange for 99.999% of one New AltaGas Share should be deemed to have disposed of each such Trust Unit for proceeds of disposition equal to the "adjusted cost base" (as defined in the Tax Act) of such Trust Unit to the Unitholder immediately before the exchange and therefore such exchange generally should not result in a capital gain or loss to the Unitholder. The aggregate of the initial cost of the New AltaGas Shares received by a Unitholder in exchange for Trust Units should be equal to the aggregate adjusted cost base to such Unitholder of his Trust Units immediately before the exchange. The adjusted cost base of a New AltaGas Share acquired by a Unitholder pursuant to the Arrangement should be determined in accordance with certain rules in the Tax Act by averaging the cost to the Unitholder of the New AltaGas Share with the adjusted cost base of all other New AltaGas Shares held by the Unitholder at that time.

Amalgamation

Unitholders should not realize any gain or loss as a consequence of a disposition of New AltaGas Shares upon the Amalgamation.

LP #1 B Unitholders

Pursuant to the Arrangement: (i) each LP #1 B Unitholder will receive on the winding-up of AltaGas LP #1 a New AltaGas 2 Note having a principal amount that is equal to the principal amount to it of its respective Partner Debt and one New AltaGas 2 First Preferred Share for each LP #1 B Unit held; (ii) each New AltaGas 2 Note will be set-off against each Partner Debt and cancelled; (iii) each New AltaGas 2 First Preferred share will be transferred to New AltaGas for one New AltaGas Share; and (iv) each New AltaGas Share will become one New AltaGas Amalco Share upon the Amalgamation.

Winding-Up of AltaGas LP #1

Each LP #1 B Unitholder is required to include in computing the holder's income for a particular taxation year the holder's share of the income or loss, including capital gains and capital losses, as the case may be, of AltaGas LP #1 for the fiscal period of AltaGas LP #1 ending on or before the LP #1 B Unitholder's taxation year end. AltaGas LP #1 should be deemed to have a fiscal period end on the Effective Date and prior to the winding-up of AltaGas LP #1. Each LP #1 B Unitholder should include (or, subject to certain rules in the Tax Act, deduct) the holder's share of income (or loss) of AltaGas LP #1 for that fiscal period in computing the adjusted cost base of LP #1 B Units held by the LP #1 B Unitholder.

Each LP #1 B Unitholder should acquire its New AltaGas 2 Note at a cost equal to the fair market value of such note. Each LP #1 B Unitholder should acquire its New AltaGas 2 First Preferred Shares at an aggregate cost equal to the amount (if any) by which the adjusted cost base of the LP #1 B Units to the LP #1 B Unitholder immediately before the winding-up of LP #1 exceeds the fair market value of the New AltaGas 2 Notes received by the LP #1 B Unitholder. Each LP #1 B Unitholder should be deemed to dispose of the holder's LP #1 B Units for aggregate proceeds of disposition equal to the cost to the LP #1 B Unitholder of the New AltaGas 2 Note and New AltaGas 2 First Preferred Shares received by the LP #1 B Unitholder. Consequently, a LP #1 B Unitholder should not realize

any gain as a consequence of the winding-up of AltaGas LP #1 provided that such deemed proceeds of disposition do not exceed the adjusted cost base to the LP #1 B Unitholder of such holder's LP #1 B Units.

Set-Off and Cancellation of New AltaGas 2 Notes and Partner Debts

The set-off and cancellation of each New AltaGas 2 Note and each Partner Debt should not give rise to any gain or loss or forgiven amount for purposes of the Tax Act.

Exchange of New AltaGas 2 First Preferred Shares for New AltaGas Shares

The transfer of New AltaGas 2 First Preferred Shares by a LP #1 B Unitholder to New AltaGas in exchange for New AltaGas Shares should be a tax-deferred exchange unless the LP #1 B Unitholder includes in the holder's Canadian federal income tax return for the taxation year that includes the Effective Date all or a portion of the capital gain or capital loss, otherwise determined, from the disposition of the New AltaGas 2 First Preferred Shares. As a result, provided no part of the gain or loss is so included, LP #1 B Unitholders should be deemed to dispose of their New AltaGas 2 First Preferred Shares for proceeds of disposition equal to the adjusted cost base to the holder of such shares immediately before the transfer. A LP #1 B Unitholder should be deemed to acquire the New AltaGas Shares at a cost equal to the adjusted cost base to the LP #1 B Unitholder of the holder's New AltaGas 2 First Preferred Shares immediately before the transfer, such that the adjusted cost base to the LP #1 B Unitholder of the holder's New AltaGas Shares initially should be equal to that deemed cost.

If a LP #1 B Unitholder includes all or any portion of a capital gain or capital loss in respect of the exchange of New AltaGas 2 First Preferred Shares for New AltaGas Shares in the LP #1 B Unitholder's Canadian federal income tax return for the taxation year that includes the Effective Date, the LP #1 B Unitholder should realize a capital gain (or, subject to certain rules in the Tax Act, a capital loss) to the extent that the fair market value of the New AltaGas Shares received exceeds (or is exceeded by) the aggregate of the adjusted cost base to the LP #1 B Unitholder of the New AltaGas 2 First Preferred Shares immediately before the exchange and any reasonable costs of disposition. See "Dispositions of New AltaGas Amalco Shares" below for a discussion of the taxation of capital gains and capital losses.

Amalgamation

LP #1 B Unitholders should not realize any gain or loss as a consequence of a disposition of New AltaGas Shares upon the Amalgamation.

Dividends on New AltaGas Amalco Shares

A New AltaGas Amalco Shareholder should be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on such New AltaGas Amalco Shareholder's New AltaGas Amalco Shares. In the case of a New AltaGas Amalco Shareholder that is resident in Canada for purposes of the Tax Act and an individual (other than certain trusts), such taxable dividends should be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations. Taxable dividends received from a taxable Canadian corporation which are designated by such corporation as "eligible dividends" in accordance with the Tax Act should be subject to an enhanced gross-up and dividend tax credit in accordance with the rules in the Tax Act. In the case of a New AltaGas Amalco Shareholder that is a corporation, the amount of any such taxable dividend that is included in its income for a taxation year generally should be deductible in computing its taxable income for that taxation year.

The Tax Act also imposes a 33⅓% refundable tax on dividends received by a corporation that is a "private corporation" or "subject corporation" for purposes of Part IV of the Tax Act to the extent that such dividends are deductible in computing the corporation's taxable income. This tax generally should be refunded to the corporation at a rate of $1.00 for every $3.00 of taxable dividends paid while it is a private corporation. Taxable dividends received by a New AltaGas Amalco Shareholder who is an individual (other than certain trusts) may result in such New AltaGas Amalco Shareholder being liable for minimum tax under the Tax Act. New AltaGas Amalco Shareholders who are individuals should consult their own tax advisors in this regard.

Dispositions of New AltaGas Amalco Shares

A disposition or deemed disposition of a New AltaGas Amalco Share by a Securityholder generally should result in the Securityholder realizing a capital gain (or, subject to certain rules in the Tax Act, a capital loss) in the year of the disposition equal to the amount by which the proceeds of disposition of the New AltaGas Amalco Share are greater (or less) than the aggregate of the Securityholder's adjusted cost base thereof and any reasonable disposition costs.

Generally, 50% of any capital gain (a "taxable capital gain") realized by a Securityholder in a taxation year must be included in the Securityholder's income for the year, and 50% of any capital loss (an "allowable capital loss") realized by a Securityholder in a taxation year must be deducted from taxable capital gains realized by the Securityholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year may, generally, be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Securityholder that is a corporation on the disposition of a New AltaGas Amalco Share may be reduced by the amount of dividends received or deemed to be received by the corporation on the share (or shares for which the share has been substituted) to the extent and under the circumstances described by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns New AltaGas Amalco Shares, directly or indirectly, through a partnership or a trust. Securityholders to whom these rules may be relevant should consult their own tax advisors.

A Securityholder that is throughout a taxation year a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay, in addition to tax otherwise payable under the Tax Act, a refundable tax of 6⅔% on certain investment income, including taxable capital gains.

Eligibility for Investment

Provided the General Partner Shares, New AltaGas Shares and New AltaGas Amalco Shares are listed for purposes of the Tax Act on a designated stock exchange (which includes the TSX), and subject to the provisions of any particular registered plan or account, the General Partner Shares, New AltaGas Shares and New AltaGas Amalco Shares should be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered disability savings plans, registered education savings plans, deferred profit sharing plans and tax-free savings accounts. However, the holder of a tax-free savings account that governs a trust which holds General Partner Shares, New AltaGas Shares or New AltaGas Amalco Shares should be subject to a penalty tax if the holder has a significant interest (within the meaning of the Tax Act) in the General Partner, New AltaGas or New AltaGas Amalco or a corporation, partnership or trust with which the General Partner, New AltaGas or New AltaGas Amalco does not deal at arm's length for the purposes of the Tax Act.

Non-Residents of Canada

This portion of the summary applies to a Unitholder who, for purposes of the Tax Act and any relevant tax treaty, is not and is not deemed to be resident in Canada and who does not use or hold, and is not deemed to use or hold, Trust Units, the General Partner Shares or the New AltaGas Shares, which become the New AltaGas Amalco Shares, received pursuant to the Arrangement in carrying on a business in Canada and is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere.

Securityholders who are resident, or are otherwise subject to tax, in jurisdictions other than Canada should consult their own tax advisors with respect to tax consequences of the Arrangement to them, including any associated filing requirements, in such jurisdictions.

Non-Resident Unitholders

Distribution of General Partner Shares to Non-Resident Unitholders

The General Partner as the delegate of the Trustee intends for the distribution of each General Partner Share under the Arrangement to be a capital distribution which does not constitute income to Unitholders in accordance with the Tax Act. Management of the General Partner has advised Canadian tax counsel that it is of the view that as of the date hereof the fair market value of each General Partner Share distributed to Unitholders under the Arrangement for each Trust Unit held is approximately $0.0002.

Provided that the distribution of the General Partner Shares is a capital distribution, such distribution generally should not be subject to Canadian withholding tax, but generally should reduce the adjusted cost base of the Trust Units by the fair market value of the distribution.

Exchange of General Partner Shares for New AltaGas Shares

A Non-Resident Unitholder who disposes of each General Partner Share in exchange for 0.001% of one New AltaGas Share should not realize any gain or loss on such disposition. Provided that the General Partner Shares are listed for purposes of the Tax Act on a "recognized stock exchange" (as defined in the Tax Act, which includes the TSX), the General Partner Shares should be "excluded property" for purposes of, and therefore not subject to, the clearance certificate and withholding rules in section 116 of the Tax Act.

Exchange of Trust Units for New AltaGas Shares

Non-Resident Unitholders who exchange their Trust Units for New AltaGas Shares generally should be subject to the same considerations discussed above in respect of such exchange by Unitholders who are resident in Canada for purposes of the Tax Act under the heading "*Securityholders Resident in Canada – Unitholders – Exchange of Trust Units for New AltaGas Shares*". In addition, where the Trust Units held by a Non-Resident Unitholder were, immediately before the exchange of the Trust Units for New AltaGas Shares, "taxable Canadian property" within the meaning of the Tax Act, the New AltaGas Shares received by the Non-Resident Unitholder in exchange for the Trust Units should be deemed to be "taxable Canadian property" for purposes of the Tax Act. Provided certain Proposed Amendments are enacted in their current form, this deeming rule generally should cease to apply after 60 months following the disposition of the Trust Units. Based upon the existing provisions of the Tax Act, Trust Units generally should not be considered to be "taxable Canadian property" to a Non-Resident Unitholder unless at any time during the 60 month period immediately preceding the disposition of Trust Units the Non-Resident Unitholder or persons with whom the Non-Resident Unitholder did not deal at arm's length or any combination thereof, held 25% or more of the issued Trust Units. Provided certain Proposed Amendments are enacted in their current form, a Trust Unit generally should not be considered to be "taxable Canadian property" to a Non-Resident Unitholder unless at any time during the 60 month period immediately preceding the disposition of the Trust Unit the Non-Resident Unitholder or persons with whom the Non-Resident Unitholder does not deal at arm's length or any combination thereof, held 25% or more of the issued Trust Units and more than 50% of the fair market value of the Trust Unit was derived directly or indirectly from one or any combination of certain properties, including real property situated in Canada.

Provided that the Fund qualifies as a mutual fund trust for purposes of the Tax Act, the Trust Units should be "excluded property" for purposes of, and therefore not subject to, the clearance certificate and withholding rules in section 116 of the Tax Act.

Amalgamation

Non-Resident Unitholders should not realize any gain or loss as a consequence of a disposition of New AltaGas Shares upon the Amalgamation. A New AltaGas Amalco Share should not be deemed to be "taxable Canadian property" for purposes of the Tax Act upon the Amalgamation if the New AltaGas Share was not "taxable Canadian property" immediately before the Amalgamation.

Based upon the existing provisions of the Tax Act, New AltaGas Shares generally should not be considered to be "taxable Canadian property" to a Non-Resident Unitholder provided that: (i) such shares are listed for purposes of the Tax Act on a "designated stock exchange" (as defined in the Tax Act, which includes the TSX) at that time; (ii) at any time during the 60 month period immediately preceding the disposition of the New AltaGas Shares the

Non-Resident Unitholder or persons with whom the Non-Resident Unitholder did not deal at arm's length or any combination thereof, held 25% or more of the New AltaGas Shares; and (iii) the New AltaGas Shares are not otherwise deemed to be "taxable Canadian property" for purposes of the Tax Act. Based upon certain Proposed Amendments, a New AltaGas Share generally should not be considered to be "taxable Canadian property" to a Non-Resident Unitholder provided that: (i) such share is listed for purposes of the Tax Act on a "designated stock exchange" at that time; (ii) at no time during the 60 month period immediately preceding the disposition of the share the Non-Resident Unitholder or persons with whom the Non-Resident Unitholder did not deal at arm's length or any combination thereof, held 25% or more of the New AltaGas Shares if more than 50% of the fair market value of the New AltaGas Share was derived directly or indirectly from one or any combination of certain properties, including real property situated in Canada; and (iii) the New AltaGas Share is not otherwise deemed to be "taxable Canadian property" for purposes o f the Tax Act.

The Amalgamation should not cause the clearance certificate and withholding rules in section 116 of the Tax Act to apply for Non-Resident Unitholders.

Dispositions of New AltaGas Amalco Shares

A Non-Resident Unitholder who disposes of a New AltaGas Amalco Share should not be subject to Canadian federal income taxation unless the share disposed of constituted "taxable Canadian property" within the meaning of the Tax Act to such Non-Resident Unitholder at the time of such disposition and such person is not entitled to relief under an applicable tax treaty or convention between Canada and the country in which the Non-Resident is resident, in which case the Non-Resident Unitholder should be subject to Canadian federal income taxation on the same basis as described above under the heading "Securityholders Resident in Canada – Dispositions of New AltaGas Amalco Shares". Based upon the existing provisions of the Tax Act, New AltaGas Amalco Shares generally should not be considered to be "taxable Canadian property" to a Non-Resident Unitholder provided that: (i) such shares are listed for purposes of the Tax Act on a "designated stock exchange" (as defined in the Tax Act, which includes the TSX) at that time; (ii) at any time during the 60 month period immediately preceding the disposition of New AltaGas Amalco Shares the Non-Resident Unitholder or persons with whom the Non-Resident Unitholder did not deal at arm's length or any combination thereof, held 25% or more of the New AltaGas Amalco Shares; and (iii) the New AltaGas Amalco Shares are not otherwise deemed to be "taxable Canadian property" for purposes of the Tax Act. Based upon certain Proposed Amendments, a New AltaGas Amalco Share generally should not be considered to be "taxable Canadian property" to a Non-Resident Unitholder provided that: (i) such share is listed for purposes of the Tax Act on a "designated stock exchange" at that time; (ii) at no time during the 60 month period immediately preceding the disposition of the share the Non-Resident Unitholder or persons with whom the Non-Resident Unitholder did not deal at arm's length or any combination thereof, held 25% or more of the New AltaGas Amalco Shares if more than 50% of the fair market value of the New AltaGas Amalco Share was derived directly or indirectly from one or any combination of certain properties, including real property situated in Canada; and (iii) the New AltaGas Amalco Share is not otherwise deemed to be "taxable Canadian property" for purposes of the Tax Act.

Provided that the New AltaGas Amalco Shares are listed for purposes of the Tax Act on a "recognized stock exchange" (as defined in the Tax Act, which includes the TSX), the New AltaGas Amalco Shares should be "excluded property" for purposes of, and therefore not subject to, the clearance certificate and withholding rules in section 116 of the Tax Act.

Dividends on New AltaGas Amalco Shares

Dividends on New AltaGas Amalco Shares paid or credited or deemed under the Tax Act to be paid or credited to a Non-Resident New AltaGas Amalco Shareholder generally should be subject to Canadian withholding tax at the rate of 25% unless such rate is reduced by an applicable tax treaty or convention. For a New AltaGas Amalco Shareholder that is entitled to benefits under the Canada-United States Income Tax Convention (1980) and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends generally is reduced to 15%.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Mayer Brown LLP, the following discussion is a fair and adequate summary of the principal United States federal income tax consequences generally applicable to U.S. Holders (as defined below) of the exchange of Trust Units for New AltaGas Amalco Shares pursuant to the Arrangement. This discussion is based on the Code, U.S. Treasury regulations, judicial authorities, published positions of the IRS, and other applicable authorities, all as currently in effect and all of which are subject to change or differing interpretations (possibly with retroactive effect) and on certain representations of the General Partner. This discussion is limited to U.S. Holders (as defined below) that hold Trust Units (and, following completion of the Arrangement, New AltaGas Amalco Shares) as capital assets within the meaning of Section 1221 of the Code (generally, assets held for investment). This discussion does not address all of the tax consequences that may be relevant to a particular Unitholder or New AltaGas Amalco Shareholder or to Unitholders or New AltaGas Amalco Shareholders that are subject to special treatment under U.S. federal income tax laws, such as:

- financial institutions;
- insurance companies;
- tax-exempt organizations;
- S-corporations or other pass-through entities;
- real estate investment trusts or regulated investment companies
- dealers in securities or currencies;
- persons whose functional currency is not the U.S. dollar;
- traders in securities that elect to use a mark to market method of accounting;
- former citizens or residents of the United States;
- persons that hold Trust Units or New AltaGas Amalco Shares as part of a straddle, hedge, constructive sale or conversion transaction;
- persons who acquired their Trust Units or New AltaGas Amalco Shares through the exercise of an employee stock option or otherwise as compensation; and
- U.S. persons who directly, indirectly or constructively own 5 percent or more of the total combined voting power or value of the outstanding Trust Units (or, following completion of the Arrangement, New AltaGas Amalco Shares).

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Trust Units or New AltaGas Amalco Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisers as to the tax consequences of the Arrangement to them.

This discussion does not address the tax consequences of the Arrangement under state, local or non-U.S. tax laws. No rulings have been or will be sought from the IRS with respect to the matters described below, and consequently no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below. Unitholders should consult with their own tax advisors as to the tax consequences of the exchange of Trust Units for New AltaGas Amalco Shares pursuant to the Arrangement in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or non-U.S. and other tax laws and of changes in those laws.

For purposes of this section, the term "**U.S. Holder**" means a beneficial owner of Trust Units (or, following completion of the Arrangement, New AltaGas Amalco Shares) that for U.S. federal income tax purposes is:

- a citizen or resident of the United States;
- a corporation or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state or the District of Columbia;
- an estate that is subject to U.S. federal income tax on its income regardless of its source; or
- a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of trust, or (ii) the trust has validly has elected under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

NOTICE PURSUANT TO IRS CIRCULAR 230

PURSUANT TO IRS CIRCULAR 230 YOU ARE HEREBY INFORMED THAT THE DESCRIPTION SET FORTH HEREIN WITH RESPECT TO U.S. FEDERAL TAX ISSUES WAS NOT WRITTEN OR INTENDED TO BE USED, AND SUCH DESCRIPTION CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER UNDER U.S. TAX LAW. SUCH DESCRIPTION WAS WRITTEN IN CONNECTION WITH THE PROMOTION AND/OR MARKETING OF THE TRANSACTIONS ADDRESSED HEREIN. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Certain U.S. Federal Income Tax Consequences of the Arrangement

Plan of Arrangement

Pursuant to the Plan of Arrangement, in a series of transactions, all of the assets of the Fund will be transferred to a newly formed entity, New AltaGas Amalco, and the Unitholders will ultimately receive New AltaGas Amalco Shares in exchange for their Trust Units in the Fund, as described under "*The Arrangement*." In connection with the Arrangement, all Trust Units will be exchanged and each Unitholder (including U.S. Holders) will ultimately receive one New AltaGas Amalco Share for each Trust Unit exchanged. If the Arrangement does not take place in the manner described herein, the U.S. federal income tax consequences of the Arrangement could differ significantly and adversely from those described in this summary.

Qualification as a Reorganization under Section 368(a) of the Code

There is no legal authority directly addressing the U.S. federal income tax treatment of a series of transactions such as the exchange by U.S. Holders of Trust Units for New AltaGas Shares and the exchange of such New AltaGas Shares for New AltaGas Amalco Shares pursuant to the Arrangement (the "**U.S. Holder Exchanges**") and neither the Fund nor New AltaGas Amalco intends to request a ruling from the IRS regarding such treatment. Although not free from uncertainty, the U.S. Holder Exchanges should each qualify as part of a "reorganization" within the meaning of Section 368(a) of the Code (a "**Reorganization**"). However, qualification of each U.S. Holder Exchange as part of a Reorganization is not clear and may depend to some extent upon events subsequent to the date of this Information Circular, including events subsequent to the Effective Date, which events cannot be predicted with accuracy. Moreover, this conclusion is based on two important assumptions: first, that the various transactions that relate to the exchange of Trust Units for New AltaGas Amalco Shares will be treated as a single, integrated arrangement for U.S. federal income tax purposes; and second, that certain transitory steps and entities will be disregarded for U.S. federal income tax purposes. Certain U.S. federal income tax consequences to U.S. Holders of the treatment of the exchange of Trust Units for New AltaGas Amalco Shares pursuant to the Arrangement as part of a Reorganization and, alternatively, of the failure of the exchange to qualify for such treatment, are discussed below.

U.S. Holders should consult their own U.S. tax advisors regarding the proper tax reporting of the U.S. Holder Exchanges.

Treatment of each U.S. Holder Exchange as part of a Reorganization

If each U.S. Holder Exchange qualifies as part of a Reorganization, then the following U.S. federal income tax consequences will result for U.S. Holders:

(a) no gain or loss will be recognized by a U.S. Holder on the U.S. Holder Exchanges;

(b) the tax basis of a U.S. Holder in the New AltaGas Amalco Shares acquired as a result of the U.S. Holder Exchanges will be equal to such U.S. Holder's tax basis in the Trust Units exchanged;

(c) the holding period of a U.S. Holder for the New AltaGas Amalco Shares acquired as a result of the U.S. Holder Exchanges will include such U.S. Holder's holding period for the Trust Units; and

(d) U.S. Holders party to the U.S. Holder Exchanges generally will be required to report certain information to the IRS on their U.S. federal income tax returns for the taxable year in which the Arrangement occurs, and to retain certain records related to the Arrangement.

The IRS could challenge a U.S. Holder's treatment of a U.S. Holder Exchange as part of a Reorganization. If this treatment were successfully challenged, then such U.S. Holder Exchange would be treated as a taxable exchange, with the consequences discussed immediately below (including the recognition of any realized gain).

Treatment of a U.S. Holder Exchange as a Taxable Transaction

If a U.S. Holder Exchange does not qualify as part of a Reorganization for U.S. federal income tax purposes, then:

(a) a U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between: (i) the fair market value (expressed in U.S. dollars) of the New AltaGas Amalco Shares received as a result of the U.S. Holder Exchanges; and (ii) the adjusted tax basis (expressed in U.S. dollars) of such U.S. Holder in the Trust Units exchanged;

(b) the tax basis of a U.S. Holder in the New AltaGas Amalco Shares received as a result of the U.S. Holder Exchanges will equal to the fair market value of such New AltaGas Amalco Shares on the date of receipt; and

(c) the holding period of a U.S. Holder for the New AltaGas Amalco Shares received as a result of the U.S. Holder Exchanges will begin on the day after the date of receipt.

Any gain or loss described in clause (a) immediately above generally would be capital gain or loss, which will be long-term capital gain or loss if such Trust Units have been held for more than one year at the time of the exchange. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for losses may not be available due to limitations on wash sales, and are subject to other complex limitations under the Code.

Ownership and Disposition of New AltaGas Amalco Shares

Distributions With Respect to New AltaGas Amalco Shares

Subject to the passive foreign investment company rules discussed below, U.S. Holders of New AltaGas Amalco Shares will include in gross income the gross amount of any distributions paid, before reduction for Canadian withholding taxes, by New AltaGas Amalco out of its current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, as dividend income when the dividend is actually or constructively received by

the U.S. Holder. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a return of capital to the extent of the U.S. Holder's basis in its New AltaGas Amalco Shares and thereafter as capital gain.

Currently, dividends paid by a "qualified foreign corporation" to certain non-corporate U.S. Holders (including individuals) that meet certain holding period requirements are taxable at a maximum rate of 15%. Provided that New AltaGas Amalco is eligible for the benefits of the Canada-U.S. Income Tax Convention and does not constitute a passive foreign investment company (discussed below), it will constitute a qualified foreign corporation for U.S. federal income tax purposes and distributions it makes to eligible non-corporate U.S. Holders of New AltaGas Amalco Shares that are treated as dividends for U.S. federal income tax purposes will be treated as qualified dividend income eligible for such reduced maximum rates, provided the applicable holding period and other requirements are met. If dividend distributions by New AltaGas Amalco do not qualify for this reduced maximum rate, U.S. Holders will be subject to tax on such dividends at ordinary income rates (currently at a maximum rate of 35%). Under current law, the preferential tax rate for qualified dividend income will not be available for taxable years beginning after December 31, 2010.

Distributions by New AltaGas Amalco that are treated as dividends for U.S. federal income tax purposes generally will not be eligible for the dividends-received deduction allowed to U.S. corporations in respect of dividends received from certain other corporations.

Distributions by New AltaGas Amalco that are treated as dividends for U.S. federal income tax purposes and paid in Canadian dollars will be included in the gross income of a U.S. Holder in an amount equal to the United States dollar value of the Canadian dollars received calculated by reference to the exchange rate in effect on the day the dividend is actually or constructively received by the U.S. Holder. A U.S. Holder will have a U.S. tax basis in the Canadian dollars equal to their United States dollar value on the date of receipt. Any foreign currency gain or loss realized on a subsequent conversion or disposition of the Canadian dollars generally will be ordinary income from U.S. sources for foreign tax credit purposes.

Distributions by New AltaGas Amalco that are treated as dividends for U.S. federal income tax purposes will be income from sources outside the United States for foreign tax credit limitation purposes. Depending on the U.S. Holder's circumstances, such dividends will be "passive category" or "general category" income for foreign tax credit limitation purposes. Subject to certain limitations, Canadian tax withheld with respect to distributions by New AltaGas Amalco to a U.S. Holder of New AltaGas Amalco Shares and paid over to Canada will generally be creditable against the U.S. Holder's U.S. federal income tax liability. As discussed under "*Certain Canadian Federal Income Tax Considerations – Non-Residents of Canada*", withholding of Canadian tax generally should be imposed at a 25% rate (generally reduced to 15% for beneficial owners that are residents of the United States eligible for benefits under the Canada-U.S. Tax Treaty) on dividends paid by New AltaGas Amalco to persons that are not Canadian residents. To the extent a refund of the tax withheld is available to a U.S. Holder under the laws of Canada or under the Canada-U.S. Tax Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. Holder's U.S. federal income tax liability, whether or not the refund is actually obtained. The foreign tax credit limitation rules are complex and dependent on the specific factual circumstances particular to each U.S. Holder of New AltaGas Amalco Shares. Consequently, each U.S. Holder of New AltaGas Amalco Shares should consult its own tax advisors as to the U.S. federal income tax consequences relevant to such U.S. Holder.

Dispositions of New AltaGas Amalco Shares

Subject to the passive foreign investment company rules discussed below, a U.S. Holder who sells or exchanges New AltaGas Amalco Shares in a taxable disposition (other than to New AltaGas Amalco) generally would recognize a gain or loss in an amount equal to the difference, if any, between (a) the amount of U.S. dollars or the fair market value of Canadian currency plus the fair market value of any property received; and (b) such U.S. Holder's tax basis in the New AltaGas Amalco Shares sold or otherwise disposed of. Such gain or loss generally should be a capital gain or loss, which will be long-term capital gain or loss if such New AltaGas Amalco Shares have been held for more than one year at the time of the sale or exchange. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

Other Considerations

Passive Foreign Investment Company Rules

New AltaGas Amalco believes that it is not currently, and does not expect to be, a passive foreign investment company for U.S. federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. In general, New AltaGas Amalco would be a passive foreign investment company with respect to a U.S. Holder if, applying certain look through rules, for any taxable year in which the U.S. Holder held New AltaGas Amalco Shares, at least 75% of the gross income of New AltaGas Amalco for the taxable year is passive income or at least 50% of the value, determined on the basis of a quarterly average, of New AltaGas Amalco's assets is attributable to assets that produce or are held for the production of passive income. If New AltaGas Amalco were to be treated as a passive foreign investment company, then, unless a U.S. Holder makes a mark-to-market election, gain realized on the sale or other disposition of New AltaGas Amalco Shares in general would not be treated as capital gain. Instead, a U.S. Holder would be treated as if the holder had realized such gain and certain "excess distributions" ratably over the U.S. Holder's holding period for the shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

Net Investment Income

Recently enacted legislation generally imposes a tax of 3.8% on the "net investment income" of certain individuals, trusts and estates for taxable years beginning after December 31, 2012. Among other items, net investment income generally includes gross income from dividends (including qualified dividends) and net gain attributable to the disposition of certain property, such as New AltaGas Amalco Shares, less certain deductions. U.S. Holders should consult their own tax advisors regarding the possible implications of this legislation in their particular circumstances.

Information Reporting and Backup Withholding

Under some circumstances, a U.S. Holder may be subject to U.S. information reporting and backup withholding on distributions paid on New AltaGas Amalco Shares or on payment of the proceeds from a disposition of New AltaGas Amalco Shares. Information reporting and backup withholding will not apply, however, to a U.S. Holder that is exempt from information reporting and backup withholding and, when required, demonstrates this fact. Backup withholding also will not apply to a U.S. Holder that furnishes a correct taxpayer identification number and certifies on a IRS Form W-9 or successor form, under penalty of perjury, that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder that fails to provide the correct taxpayer identification number on IRS Form W-9 or successor form may be subject to penalties imposed by the IRS.

Backup withholding, currently at a rate of 28%, is not an additional tax and any amount withheld under these rules will be allowed as a refund or credit against a U.S. Holder's U.S. federal income tax liability if the required information is timely furnished to the IRS.

INFORMATION CONCERNING ALTAGAS INCOME TRUST

The Fund

AltaGas Income Trust is an unincorporated open-ended investment trust governed by the laws of Alberta and created pursuant to the Declaration of Trust. The Unitholders are the sole beneficiaries of the Fund. AltaGas is the administrator of the Fund. The General Partner is the delegate of the Trustee of the Fund and the general partner of each of AltaGas LP #1 and AltaGas LP #2. The Fund is the sole holder of common shares of the General Partner and, indirectly through Holding Trust, AltaGas LP #1 and AltaGas LP #2, the sole holder of AltaGas B Shares. The LP #1 B Units are owned by the public.

The head and principal office of the Fund is located at 1700, 355 – 4th Avenue S.W., Calgary, Alberta, T2P 0J1.

Organizational Structure

The following diagram describes the current inter-corporate relationships among the Fund and its material affiliates:



Public Unitholders
Trust Units
AltaGas Income Trust
AltaGas Holdings #3 Inc.
100%
AltaGas Utility Group Inc.
100%
AltaGas Utility Holdings Inc.
100%
100%
33⅓%
AltaGas Utilities Inc.
AltaGas Utility Holdings (Nova Scotia) Inc.
Inuvik Gas Ltd.
100%
Heritage Gas Limited
Class B Exchangeable Units (1) (100%)
Units (100%) and Holding Trust Notes
Common Shares (100%)
AltaGas General Partner Inc.
AltaGas Holding Trust
Class A Units (100%)
general partner
Common Shares (100%)
AltaGas Holding Limited Partnership No. 1
general partner
Class A Units (100%)
AltaGas Holding Limited Partnership No. 2
Common Shares (100%) and debt
AltaGas Ltd.
100%
Bear Mountain Wind Power Corporation
0.01%
limited partner (83.9871%)
Common Shares (100%)
99.99%
99.99%
AltaGas Holdings Inc.
0.01%
AltaGas Operating Partnership
100%
92.75%
Bear Mountain Wind Limited Partnership
7.24%
limited partner (14.0824%)
0.15%
99.85%
AltaGas Holdings #2 Inc.
Taylor NGL Limited Partnership
AltaGas Power Holdings Partnership
22.59%
0.01%
100% shares
Taylor Management Inc.
100% shares
Taylor Processing Inc.
77.36%
limited partner
AltaGas Limited Partnership
0.01%
0.01%
99.99%
general partner (0.01%)
99.99%
99.99%
99.9%
general partner (0.1%)
AltaGas Pipeline Partnership
99.99%
99.99%
50%
Taylor Gas Liquids Limited Partnership
Joffre Gas Liquids Limited Partnership
Taylor Gas Processing Limited Partnership
Harmattan Gas Processing Limited Partnership
ASTC Power Partnership
AltaGas Energy Limited Partnership
ECNG Energy L.P.
limited Partner (1.9305%)
general partner (0.01%)

Note:

(1) The Fund, Holding Trust, and each of the partnerships, other than Taylor NGL Limited Partnership, are established under the laws of Alberta. Each of the General Partner, AltaGas Ltd., AltaGas Holdings Inc., AltaGas Holdings #3 Inc., Bear Mountain Wind Power Corporation, AltaGas Utility Group Inc., AltaGas Utility Holdings Inc., AltaGas Utilities Inc., Heritage Gas Limited and Inuvik Gas Ltd. is a corporation incorporated or formed by amalgamation or continuance under the CBCA. Taylor NGL Limited Partnership was established under the laws of Ontario. Bear Mountain Wind Limited Partnership was established under the laws of British Columbia. Each of AltaGas Holdings #2 Inc., Taylor Processing Inc., Taylor Management Inc. and AltaGas Utility Holdings (Nova Scotia) Inc. is a corporation incorporated under the *Business Corporations Act* (Alberta).

Summary Description of the Business of the Fund

The Fund's vision is to be a leading North American energy infrastructure company with a focus in Canada and the northern and western United States. To achieve its vision, the Fund capitalizes on its solid base business, operational expertise and financial strength and focuses on increasing the value and profitability of its existing assets and growing and diversifying its business.

The Fund is a natural gas and power infrastructure business with physical and economic links along the energy value chain. The Fund's efficient, reliable and profitable assets, market knowledge and financial discipline have resulted in the creation of long-term value for its investors. The Fund focuses on maximizing the profitability of its assets, providing services that are complementary to its existing business, and growing through the acquisition and development of additional energy infrastructure.

The Fund's gas infrastructure touches more than 2 Bcf/d of natural gas and includes natural gas gathering and processing, transmission, distribution and storage. The power business includes infrastructure and contractual arrangements, with generating capacity of 494 MW, with a portfolio that includes conventional power generation in Alberta and renewable power generation in British Columbia. In addition to assets in operation the Fund expects to invest approximately $2 billion over the next 5 years to develop and construct both gas and power assets in Canada and the northern and western United States.

The business of the Fund is conducted through three segments; gas, power and corporate. The gas segment's business activities include extraction and transmission, field gathering and processing, energy services, and natural gas storage and distribution. The power segment's generating capacity consists of conventional coal-fired generation, gas-fired peaking plants, wind power and hydroelectric generation. The corporate segment consists of opportunistic investments (including an investment in geothermal power generation), risk management contract results and revenues and expenses not directly identifiable with the operating segments.

Gas Segment

- Extraction and Transmission consists of AltaGas' interests in ethane and NGL extraction plants and natural gas and NGL transmission systems.
- Field Gathering and Processing includes natural gas gathering pipelines and processing facilities as well as AltaGas' investments in businesses ancillary to the field gathering and processing business.
- Natural Gas Distribution includes regulated natural gas transmission and distribution facilities in Alberta, Nova Scotia and the Northwest Territories, Canada.
- Energy Services consists of two main businesses: energy management services and gas services, including gas storage.

Power Segment

- Power Generation consists of AltaGas' interests in coal-fired and gas-fired generation, wind power, run-of-river power and interests in wind and run-of-river renewable power projects under development.

Corporate Segment

- Corporate includes the cost of providing services and general corporate overhead, investments in public and private entities and the effects of changes in the value of risk management assets and liabilities.

For further information regarding the Fund, its subsidiaries and their respective business activities, see "*Business of the Trust*" and "*General Development of the Trust's Business*" in the Fund AIF, which is incorporated by reference herein.

Recent Developments

Significant Acquisitions

There are no acquisitions that the Fund has completed within 75 days prior to the date of this Information Circular that is a significant acquisition for the purposes of Part 8 of National Instrument 51-102 – *Continuous Disclosure Obligations*. In addition, other than the Arrangement, there are no proposed acquisitions that have progressed to a state where a reasonable person would believe that the likelihood of the acquisition being completed is high and would be a significant acquisition for the purposes of Part 8 of National Instrument 51-102 – *Continuous Disclosure Obligations* if completed as of the date of this Information Circular.

Documents Incorporated by Reference

Information in respect of the Fund and its subsidiaries has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference and of the permanent information record may be obtained on request without charge from the Vice-President, General Counsel and Corporate Secretary of AltaGas at 1700, 355 – 4th Avenue S.W., Calgary, Alberta, T2P 0J1, Telephone: (403) 691-7575. These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com.

The following documents of the Fund, filed with the various securities commissions or similar authorities in the jurisdictions where the Fund is a reporting issuer, are specifically incorporated by reference into and form an integral part of this Information Circular:

1. the Fund AIF;

2. the audited consolidated financial statements of the Fund and notes thereto as at and for the years ended December 31, 2009 and 2008 together with the auditors' report thereon, and management's discussion and analysis of results of operations and financial condition for the year ended December 31, 2009;

3. the unaudited interim consolidated financial statements of the Fund and notes thereto as at and for the three months ended March 31, 2010 and 2009, and management's discussion and analysis of results of operations and financial condition for the three months ended March 31, 2010; and

4. the information circular dated March 3, 2009 relating to the Annual and Special Meeting of Unitholders of the Fund held on April 21, 2009.

Any documents of the type described in Section 11.1 of Form 44-101F1 – Short Form Prospectus, filed by the Fund with the securities commissions or similar authorities in the provinces of Canada subsequent to the day of this Information Circular and prior to the Effective Date shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Price Range and Trading Volume of Trust Units

The outstanding Trust Units are listed and posted for trading on the TSX under the trading symbol "ALA.UN". The following chart provides the reported high and low trading prices and volume of Trust Units traded by month in 2009 and January through May 3, 2010 as reported by the TSX:

Month	High	Low	Volume
2009			
January	$18.85	$16.45	4,396,777
February	$16.52	$12.25	9,861,861
March	$14.71	$12.51	5,370,312
April	$15.49	$13.93	4,525,237
May	$16.79	$14.52	4,872,620
June	$17.50	$15.55	7,095,498
July	$16.35	$15.55	6,777,304
August	$17.24	$16.36	5,542,824
September	$17.70	$16.60	7,349,020
October	$19.09	$17.18	8,099,281
November	$18.95	$17.75	5,918,666
December	$19.07	$17.19	6,167,026
2010			
January	$19.29	$18.15	5,887,258
February	$18.79	$17.97	4,765,768
March	$18.89	$17.80	7,180,976
April	$18.73	$17.14	7,772,868
May (1-3)	$17.26	$16.91	613,058

Distribution History

The following table summarizes the monthly cash distributions of the Fund during 2007, 2008, 2009 and 2010. On September 17, 2007 all Unitholders received a special distribution of one share of AltaGas Utility Group Inc. for every 100 Trust Units held on August 27, 2007, for additional value of $0.076 per Trust Unit.

Record Date	Payment Date	Distribution per Unit
January 25, 2010	February 16, 2010	$0.180
February 25, 2010	March 15, 2010	$0.180
March 25, 2010	April 15, 2010	$0.180
April 26, 2010	May 17, 2010(2)	$0.180
Total 2010 Cash Distributions Declared (YTD)		**$0.720**
January 26, 2009	February 17, 2009	$0.180
February 25, 2009	March 16, 2009	$0.180
March 25, 2009	April 15, 2009	$0.180
April 27, 2009	May 15, 2009	$0.180
May 25, 2009	June 15, 2009	$0.180
June 25, 2009	July 15, 2009	$0.180
July 27, 2009	August 17, 2009	$0.180
August 25, 2009	September 15, 2009	$0.180
September 25, 2009	October 15, 2009	$0.180

Record Date	Payment Date	Distribution per Unit
October 26, 2009	November 16, 2009	$0.180
November 25, 2009	December 15, 2009	$0.180
December 29, 2009	January 15, 2010	$0.180
Total 2009 Cash Distributions Declared		**$2.16**
January 25, 2008	February 15, 2008	$0.175
February 25, 2008	March 17, 2008	$0.175
March 25, 2008	April 15, 2008	$0.175
April 25, 2008	May 15, 2008	$0.175
May 26, 2008	June 16, 2008	$0.175
June 25, 2008	July 15, 2008	$0.175
July 25, 2008	August 15, 2008	$0.175
August 25, 2008	September 15, 2008	$0.180
September 25, 2008	October 15, 2008	$0.180
October 27, 2008	November 17, 2008	$0.180
November 25, 2008	December 15, 2008	$0.180
December 29, 2008	January 15, 2009	$0.180
Total 2008 Cash Distributions Declared		**$2.125**
January 25, 2007	February 15, 2007	$0.170
February 26, 2007	March 15, 2007	$0.170
March 26, 2007	April 16, 2007	$0.170
April 25, 2007	May 15, 2007	$0.170
May 25, 2007	June 15, 2007	$0.170
June 25, 2007	July 16, 2007	$0.170
July 25, 2007	August 15, 2007	$0.170
August 27, 2007	September 17, 2007[1]	$0.175
September 25, 2007	October 15, 2007	$0.175
October 25, 2007	November 15, 2007	$0.175
November 26, 2007	December 17, 2007	$0.175
December 27, 2007	January 15, 2008	$0.175
Total 2007 Cash Distributions Declared		**$2.065**

Notes:

(1) Distributions paid in September 2007 do not include $0.076 per Trust Unit paid to Unitholders in the form of shares of Utility Group as a special distribution.

(2) To be paid on May 17, 2010.

Prior Sales

On March 29, 2010 the Fund issued $200 million aggregate principal amount of 5.49 percent senior unsecured medium term notes under an outstanding $500 million debt and equity shelf prospectus. The notes bear interest at a rate of 5.49 percent per annum, which is paid semi-annually, and mature on March 27, 2017. The net proceeds were used to pay down existing bank indebtedness and for general corporate purposes.

On June 29, 2009 the Fund issued $100 million aggregate principal amount of 6.94 percent senior unsecured medium term notes under a new $500 million debt and equity shelf prospectus. The notes bear interest at a rate of 6.94 percent per annum, which is paid semi-annually, and mature on June 29, 2016. The net proceeds were used to pay down existing bank indebtedness and for general corporate purposes.

On April 29, 2009 the Fund issued $200 million aggregate principal amount of 7.42 percent senior unsecured medium term notes under an outstanding $500 million debt and equity shelf prospectus. The notes bear interest at a rate of 7.42 percent per annum, which is paid semi-annually, and mature on April 29, 2014. The net proceeds were used to pay down existing bank indebtedness and for general corporate purposes.

On February 10, 2009 the Fund issued 6,100,000 Trust Units at a price of $16.50 per Trust Unit. The offering resulted in the Fund receiving gross proceeds of approximately $100 million. The net proceeds of the offering were used to pay down existing bank indebtedness.

In addition, during the twelve months prior to the date of this Information Circular, the Fund issued Trust Units pursuant to the exercise of Fund Options, pursuant to the Fund's DRIP, pursuant to the exchange of LP #1 B Units and on the conversion of convertible debentures. For information in respect of such issuances, see Note 17 to the Fund's audited annual consolidated financial statements for the year ended December 31, 2009 and Note 8 to the Fund's unaudited interim consolidated financial statements for the three months ended March 31, 2010, each of which is incorporated by reference into this Information Circular.

Risk Factors

An investment in the Trust Units is subject to certain risks.

Readers should carefully consider the risk factors described elsewhere in this Information Circular and under the headings "*Risk Factors – Risks Relating to the Trust and the Units of the Trust*" and "*Risk Factors – Risks Inherent in the Trust's Operating Entities*" in the Fund AIF and "*Gas – Gas Segment Risk Management*" and "*Power – Risk Management*" in the management's discussion and analysis of the Fund for the year ended December 31, 2009, which documents are incorporated by reference herein.

Legal Proceedings and Regulatory Actions

To the knowledge of the General Partner and AltaGas, there are no legal proceedings material to the Fund or its operating entities to which any of these Persons is or was a party to or of which any of their respective properties are the subject matter, nor are there any such proceedings known to the General Partner or AltaGas to be contemplated.

To the knowledge of the General Partner and AltaGas, there were no: (i) penalties or sanctions imposed against the Fund or its subsidiaries by a court relating to securities legislation or by a securities regulatory authority during the Fund's last financial year; (ii) penalties or sanctions imposed by a court or regulatory body against the Fund or its subsidiaries that would likely be considered important to a reasonable investor in making an investment decision; or (iii) settlement agreements the Fund or its subsidiaries entered into with a court relating to securities legislation or with a securities regulatory authority during the last financial year.

Additional Information

For more information on the Fund, see "*Information Concerning AltaGas Income Trust*" in Appendix F hereto.

In addition, additional information relating to the Fund is available on SEDAR at www.sedar.com. Financial information concerning the Fund is provided in its financial statements for the year ended December 31, 2009 and the three months ended March 31, 2010, and the accompanying management's discussion and analysis in each case, which documents are incorporated herein by reference and can be accessed on SEDAR at www.sedar.com.

INFORMATION CONCERNING NEW ALTAGAS AMALCO

New AltaGas Amalco will be the corporation continuing as a successor to the Amalgamating Corporations under the CBCA following the effectiveness of the Arrangement contemplated hereby. Following the completion of the Arrangement, the business and operations of New AltaGas Amalco will be the business and operations currently conducted indirectly by the Fund. The head and principal office of New AltaGas Amalco will be located at 1700, 355 – 4th Avenue S.W., Calgary, Alberta, T2P 0J1.

New AltaGas Amalco will become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement.

Reference is made to "*Information Concerning New AltaGas Amalco*" in Appendix E hereto for a more detailed description of New AltaGas Amalco.

RISK FACTORS

For a description of risk factors in respect of the Fund, see the sections entitled "*Risk Factors – Risks Relating to the Trust and the Units of the Trust*" and "*Risk Factors – Risks Inherent in the Trust's Operating Entities*" in the Fund AIF and "*Gas – Gas Segment Risk Management*" and "*Power – Risk Management*" in the management's discussion and analysis of the Fund for the year ended December 31, 2009, which documents are incorporated by reference herein. Securityholders should carefully consider the risk factors and consider all other information contained herein and in the Fund's other public filings before making an investment decision. In addition, for risk factors specific to New AltaGas, see "*Information Concerning New AltaGas Amalco – Risk Factors*" in Appendix E hereto.

OTHER MATTERS TO BE ACTED UPON AT THE MEETING

Presentation of Financial Statements

At the Meeting, the consolidated financial statements of the Fund for the year ended December 31, 2009 and the auditors' report thereon will be presented. These consolidated financial statements and Management's Discussion and Analysis relating thereto are included in the 2009 Annual Report of the Fund.

Fixing the Number of Directors and Election of Directors of the General Partner

The Board of Directors currently consists of nine members, all of whom are elected annually. It is proposed that the number of directors of the General Partner to be elected be fixed at nine and that the Trustee be directed to cause the persons named below to be elected as directors of the General Partner. As you will note from the enclosed form of proxy and voting instruction form, Securityholders may vote for each proposed director individually as opposed to voting for directors as a slate. In addition, the Fund adopted a majority voting policy in 2009, which requires that any nominee for director who receives a greater number of votes withheld than for his or her election shall tender his or her resignation to the Chairman of the Board following the Fund's annual meeting. This policy applies only to uncontested elections, meaning elections where the number of nominees for director is equal to the number of directors to be elected. The Governance Committee and the Board shall consider the resignation and whether or not it should be accepted. The nominee shall not participate in any committee or Board deliberations on the resignation offer. Resignations are expected to be accepted except in situations where circumstances warrant the applicable director continuing to serve as a Board member. The Board shall disclose their election decision, via press release, within 90 days of the applicable annual meeting. If a resignation is accepted, the Board may appoint a new director to fill the vacancy created by the resignation.

The following nine nominees are proposed by the General Partner on behalf of the Trustee as the nominees for election as directors of the General Partner to serve until the next annual meeting of Unitholders or until their successors are duly elected or appointed:

David W. Cornhill
Allan L. Edgeworth
Hugh A. Fergusson
Denis C. Fonteyne
Daryl H. Gilbert
Robert B. Hodgins
Myron F. Kanik
David F. Mackie
M. Neil McCrank

If any vacancies occur in the slate of those nominees because any nominee is unable to serve or will not serve, the discretionary authority conferred by the proxies will be exercised to grant approval to the Trustee to vote for the election of any other person or persons nominated by the General Partner on behalf of the Trustee. The names of the nominees for election as directors, their municipalities of residence, age, present principal occupations, and their

principal occupations during the last five years, whether they are independent within the meaning of NI 58-101, the year in which each became a director of the General Partner and the number of Trust Units, LP #1 B Units, Fund Options, RUs and PUs, if any, beneficially owned or over which control or direction is exercised by those persons, as at the Record Date, their board and committee membership and attendance and other public board memberships, are as follows:

	Name of Proposed Nominee[1]	Background	Board Attendance; Committee Membership and Attendance; and Outside Directorships
	David W. Cornhill Calgary, Alberta, Canada Age[2]: 56 Chairman and Chief Executive Officer of the General Partner and AltaGas Non-Independent Director[3] Director since May 1, 2004 Director of AltaGas Services Inc. from March 28, 1994 to April 30, 2004 **Ownership:** Trust Units: 435,737 LP #1 B Units: 692,742 Total Equivalent Trust Units: 1,128,479 Fund Options: 325,000 RUs: 56,667 PUs: 20,000	David Cornhill is Chairman and Chief Executive Officer of AltaGas and the General Partner. Mr. Cornhill is a founding member of AltaGas Services Inc., predecessor to the Fund. He has served as Chairman and Chief Executive Officer since AltaGas Services Inc.'s inception on April 1, 1994 and was appointed as a director of the General Partner on May 1, 2004. Prior to forming AltaGas Services Inc., Mr. Cornhill served in the capacities of Vice President, Finance and Administration, and Treasurer at Alberta and Southern Gas Co. Ltd. from 1991 to 1993 and as President and Chief Executive Officer until March 31, 1994.	**Attendance:** Board *(Chair)*: 10/10 (100%) Environment, Occupational Health and Safety: 5/6 (83%) **Current Public Board Memberships:** Magma Energy Corp.
	Allan L. Edgeworth Calgary, Alberta, Canada Age[2]: 59 Independent Director Director since March 2, 2005 **Ownership:** Trust Units: 5,812 LP #1 B Units: Nil Total Equivalent Trust Units: 5,812 Fund Options: 60,000 RUs: 1,900 PUs: Nil	Allan Edgeworth has been the President of ALE Energy Inc. (a private consulting company) since January 2005 and is a Commission Member of the Alberta Securities Commission. Mr. Edgeworth was the President and CEO of Alliance Pipeline Ltd. from 2001 until December 2004. Mr. Edgeworth joined Alliance Pipeline Ltd. in 1998 as Executive Vice President and Chief Operating Officer.	**Attendance:** Board: 10/10 (100%) Audit: 6/6 (100%) Environment, Occupational Health and Safety: 6/6 (100%) **Current Public Board Memberships:** Emera Inc. Pembina Pipeline Corporation (Administrator of Pembina Pipeline Income Fund)

	Name of Proposed Nominee[1]	Background	Board Attendance; Committee Membership and Attendance; and Outside Directorships
	Hugh A. Fergusson Calgary, Alberta, Canada Age[2]: 62 Independent Director Director since May 7, 2008 **Ownership:** Trust Units: 7,310 LP #1 B Units: Nil Total Equivalent Trust Units: 7,310 Fund Options: 45,000 RUs: 1,400 PUs: Nil	Mr. Fergusson is currently the President of Argyle Resources Inc. (a private energy consulting organization) and is a senior affiliate of the Implementation & Advisory Group Ltd. (a government relations and project management firm). He is also a director of the Canadian Energy Research Institute, the Alberta Electric System Operator and Galileo Educational Network. Mr. Fergusson was a director of Taylor Gas Liquids Ltd., general partner of Taylor NGL Limited Partnership, from January 1, 2005 until January 10, 2008. Mr. Fergusson was employed for over 25 years with The Dow Chemical Company, an international chemicals company listed on numerous stock exchanges, prior to his retirement in 2004 as the Vice President, Hydrocarbons and Energy of Dow Chemical Canada Inc.	**Attendance:** Board: 10/10 (100%) Audit: 6/6 (100%) Environment, Occupational Health and Safety: 6/6 (100%) **Current Public Board Memberships:** Provident Energy Ltd. (Delegate of the trustee of Provident Energy Trust) Canexus Limited (Administrator of Canexus Income Fund)
	Denis C. Fonteyne Calgary, Alberta, Canada Age[2]: 74 Independent Director Director since May 1, 2004 Director of AltaGas Services Inc. from September 1, 1998 to April 30, 2004 **Ownership:** Trust Units: 23,306 LP #1 B Units: 14,894 Total Equivalent Trust Units: 38,200 Fund Options: 40,000 RUs: 1,900 PUs: Nil	Denis Fonteyne is the President of Dendon Resources Ltd. (a private consulting company), has been a natural gas industry consultant since 1997 and brings over 40 years of industry experience to the board of directors. Mr. Fonteyne has held a number of senior executive positions in the oil and gas industry, including 8 years of employment by CanStates Gas Marketing Ltd. prior to his retirement as Executive Vice-President in 1996.	**Attendance:** Board: 9/10 (90%) Human Resources and Compensation: 4/4 (100%) Environment, Occupational Health and Safety *(Chair)*: 6/6 (100%) **Current Public Board Memberships:** Mr. Fonteyne is not a member of any other public boards.

	Name of Proposed Nominee(1)	Background	Board Attendance; Committee Membership and Attendance; and Outside Directorships
	Daryl H. Gilbert (4) Calgary, Alberta, Canada Age(2): 58 Independent Director Director since May 1, 2004 Director of AltaGas Services Inc. from May 4, 2000 to April 30, 2004 **Ownership:** Trust Units: 900 LP #1 B Units: Nil Total Equivalent Trust Units: 900 Fund Options: 40,000 RUs: 1,900 PUs: Nil	Daryl Gilbert joined JOG Capital Inc. in May 2008 as a Managing Director and Investment Committee Member, and prior thereto was an independent businessman since January 2005. Prior to that, Mr. Gilbert was President and Chief Executive Officer of Gilbert Laustsen Jung Associates Ltd., an engineering consulting firm.	**Attendance:** Board: 10/10 (100%) Audit: 6/6 (100%) Human Resources and Compensation *(Chair)*: 4/4 (100%) **Current Public Board Memberships:** Crocotta Energy Inc. Falcon Oil & Gas Ltd. Galleon Energy Inc. MGM Energy Corp. Penn West Petroleum Ltd. (Administrator of Penn West Energy Trust) Seaview Energy Inc. Spry Energy Ltd. Suroco Energy Inc. Zedi Inc.
	Robert B. Hodgins Calgary, Alberta, Canada Age(2): 58 Independent Director Director since March 2, 2005 **Ownership:** Trust Units: 2,000 LP #1 B Units: Nil Total Equivalent Trust Units: 2,000 Fund Options: 60,000 RUs: 1,900 PUs: Nil	Robert Hodgins has been an independent businessman since November 2004. Prior to that, Mr. Hodgins served as the Chief Financial Officer of Pengrowth Corporation from 2002 to 2004. Prior to that, Mr. Hodgins held the position of Vice President and Treasurer of Canadian Pacific Limited from 1998 to 2002 and was Chief Financial Officer of TransCanada PipeLines Limited from 1993 to 1998.	**Attendance:** Board: 10/10 (100%) Audit *(Chair)*: 6/6 (100%) Governance: 4/4 (100%) **Current Public Board Memberships:** EnerMark Inc. (Delegate of the trustee of Enerplus Resources Fund) Fairborne Energy Ltd. MGM Energy Corp. Orion Oil & Gas Corporation

	Name of Proposed Nominee(1)	Background	Board Attendance; Committee Membership and Attendance; and Outside Directorships
	Myron F. Kanik Qualicum Beach, British Columbia, Canada Age(2): 69 Lead Director Independent Director Director since May 1, 2004 Director of AltaGas Services Inc. from June 1, 2001 to April 30, 2004 **Ownership:** Trust Units: 28,329 LP #1 B Units: 15,631 Total Equivalent Trust Units: 43,960 Fund Options: 40,000 RUs: 1,900 PUs: Nil	Myron Kanik has been the President of Kanik and Associates Ltd., an energy industry consulting company, since 1999. Mr. Kanik was President of the Canadian Energy Pipeline Association from 1993 to 1999, and prior thereto was with the Alberta Department of Energy where he served in various capacities, including Deputy Minister.	**Attendance:** Board: 10/10 (100%) Governance *(Chair)*: 4/4 (100%) Human Resources and Compensation : 4/4 (100%) **Current Public Board Memberships:** Pembina Pipeline Corporation (Administrator of Pembina Pipeline Income Fund)
	David F. Mackie Houston, Texas, U.S.A. Age(2): 72 Independent Director Director since May 1, 2004 Director of AltaGas Services Inc. from January 12, 1995 to April 30, 2004 **Ownership:** Trust Units: 1,265,091 LP #1 B Units: Nil Total Equivalent Trust Units: 1,265,091 Fund Options: 40,000 RUs: 1,900 PUs: Nil	David Mackie is a U.S.-based natural gas industry consultant and venture capital investor. Mr. Mackie brings a broad range of experience to the board of directors, having spent more than 32 years in various executive capacities, primarily with El Paso Natural Gas Co. and Transco Energy Co. He also has extensive consulting experience with many senior energy companies and the Maritimes and Northeast Pipeline Project.	**Attendance:** Board: 10/10 (100%) Governance: 4/4 (100%) Human Resources and Compensation: 4/4 (100%) **Current Public Board Memberships:** Mr. Mackie is not a member of any other public boards.

	Name of Proposed Nominee[1]	Background	Board Attendance; Committee Membership and Attendance; and Outside Directorships
	M. Neil McCrank, Q.C., P.Eng. Calgary, Alberta, Canada Age[2]: 66 Independent Director Director since December 10, 2007 **Ownership:** Trust Units: 7,000 LP #1 B Units: 0 Total Equivalent Trust Units: 7,000 Fund Options: 45,000 RUs: 1,650 PUs: Nil	Neil McCrank is counsel to the Calgary office of Borden Ladner Gervais LLP. Mr. McCrank was Chairman of the Alberta Energy and Utilities Board from 1998 to 2007. Prior thereto he was with the Alberta Department of Justice serving in various capacities, including Deputy Minister of Justice from 1989 to 1998. He currently serves as Chairman of the Canadian Energy Research Institute and Chairman of the Canadian Association of the World Petroleum Council, and is a consultant to all provincial and territorial governments in Canada with respect to justice issues.	**Attendance:** Board: 9/10 (90%) Governance: 4/4 (100%) Environment, Occupational Health and Safety: 6/6 (100%) **Current Public Board Memberships:** MegaWest Energy Corp. Petrobank Energy and Resources Ltd.

Notes:

(1) At the Record Date, the nominees for directors of the General Partner collectively held approximately 3.1 percent of the total issued and outstanding Trust Units. The information as to the Trust Units and LP #1 B Units owned includes both Trust Units beneficially owned, directly or indirectly, and Trust Units and LP #1 B Units over which control or direction is exercised, and has been furnished by each of the nominees as of the Record Date.

(2) The Fund has approved a retirement policy for directors pursuant to which the directors agree to retire from the board of directors at age 75.

(3) Mr. David Cornhill, as Chief Executive Officer of the General Partner and a member of management, is not considered independent.

(4) Mr. Daryl H. Gilbert, a director of the General Partner, was a director of Globel Direct, Inc. ("Globel") from December, 1998 to June 2009. Globel was the subject of cease trade orders issued by the Alberta Securities Commission ("ASC") on November 22, 2002 and the British Columbia Securities Commission ("BCSC") on November 20, 2002 for failure to file certain financial statements. Globel filed such financial statements and the cease trade orders were removed on December 20, 2002 and December 23, 2002, respectively. On June 12, 2007, Globel was granted protection from its creditors by the Court of Queen's Bench of Alberta pursuant to the *Companies' Creditors Arrangement Act*, which protection expired on December 7, 2007, following which the monitor was discharged on December 12, 2007 and a receiver/manager was appointed. Subject to the completion of matters relating to the wind-up of the administration of the receivership, the receiver was discharged on September 3, 2008. Globel has ceased operations, and as a result became the subject of cease trade orders issued by the ASC on September 24, 2008 and the BCSC on September 30, 2008 for failure to file certain disclosure documents. Globel was struck from the Alberta corporate registry on June 2, 2009.

Appointment of Auditors

Unless it is specified in a proxy that the Unitholder withholds approval for the Trustee to cause the appointment of Ernst & Young LLP as auditors of the Fund, the persons named in the enclosed form of proxy intend to grant approval to the General Partner on behalf of the Trustee to cause the appointment of Ernst & Young LLP as auditors of the Fund, to hold office until the next annual meeting of Unitholders following the Meeting, with remuneration to be determined by the General Partner.

Certain information regarding the Fund's Audit Committee, including the fees paid to the Fund's auditors in the last fiscal year, that is required to be disclosed in accordance with National Instrument 52-110 of the Canadian Securities Administrators is contained in the Fund AIF, an electronic copy of which is available on the internet on the Fund's SEDAR profile at www.sedar.com.

Approval of New AltaGas Stock Option Plan

At the Meeting, Securityholders will be asked to approve the adoption of the New AltaGas Stock Option Plan, which provides that the maximum number of New AltaGas Shares that may be issued on the exercise of Share

Options granted under the New AltaGas Stock Option Plan (excluding Share Options granted in exchange for and in substitution of Fund Options), together with New AltaGas Shares that may be issuable pursuant to other security based compensation agreements, shall not exceed 10% of the aggregate of the outstanding New AltaGas Shares, or such greater number of New AltaGas Shares as may be determined by the board of directors and approved, if required, by the shareholders and by the TSX, not exceeding the maximum number of New AltaGas Shares permitted under the rules of the TSX, subject to adjustment.

The New AltaGas Stock Option Plan provides for the granting of Share Options to directors, officers, employees, consultants or service providers of the General Partner and its affiliates. The purpose of the New AltaGas Stock Option Plan is to provide an incentive to the directors, officers, employees, consultants and other service providers of the General Partner and its affiliates to achieve the longer term objectives of the General Partner, to give suitable recognition to the ability and industry of those individuals who contribute materially to the success of the General Partner and its affiliates and to attract and retain in the employ of the General Partner and its affiliates, persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the General Partner.

Below are some of the key features of the proposed New AltaGas Stock Option Plan:

1. the option price of a Share Option granted under the New AltaGas Stock Option Plan shall be as determined by the board of directors of the General Partner when that Share Option is granted subject to any limitations imposed by the TSX and any other relevant exchange or regulatory body having jurisdiction, and shall be an amount at least equal to the "market price" of the New AltaGas Shares, being the closing price for the New AltaGas Shares on the TSX or other stock exchange on which the New AltaGas Shares are then listed (or if the New AltaGas Shares are listed on more than one stock exchange, on such stock exchange as may be designated by the board of directors of the General Partner for such purpose) on the trading day immediately preceding the day of grant of the Share Option; provided that Share Options granted in exchange for and in substitution of Fund Options shall be granted at the exercise price of such Fund Options on the date of exchange and shall vest and expire on the same dates as provided in the applicable Fund Options exchanged;

2. The Share Options granted under the New AltaGas Stock Option Plan, together with all of New AltaGas' other proposed security based compensation arrangements, shall not result at any time in:

    (a) the number of New AltaGas Shares reserved for issuance pursuant to Share Options granted to insiders exceeding 10% of the issued and outstanding New AltaGas Shares;

    (b) the issuance to insiders within a one year period, of a number of New AltaGas Shares exceeding 10% of the outstanding New AltaGas Shares; or

    (c) the issuance to any individual insider and that insider's associates, within a one year period, of a number of New AltaGas Shares exceeding five (5%) percent of the outstanding New AltaGas Shares;

3. no Share Option may be granted to non-employee directors of New AltaGas if the granting of such Share Option could result, at any time, in the issuance to such persons (as a group) of a number of New AltaGas Shares exceeding one (1%) percent of the number of New AltaGas Shares then issued and outstanding immediately prior to such issuance;

4. within any one fiscal year, the total value of Share Options granted to a non-employee director, as determined by the board of directors of the General Partner on the grant date of Share Options to the non-employee director using the Black-Scholes-Merton valuation model, shall not exceed $100,000;

5. subject to the following exceptions and subject to those provisions of applicable law, if any, that require the approval of shareholders or any governmental or regulatory body (including, without limitation, the TSX), the board of directors of New AltaGas may amend, suspend or terminate the New AltaGas Stock Option

Plan, or any portion thereof or any option, at any time, and may do so without shareholder approval, including without limiting the generality of the foregoing in respect of the following:

(a) amendments of a "housekeeping" or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the New AltaGas Stock Option Plan or to correct or supplement any provision of the New AltaGas Stock Option Plan that is inconsistent with any other provision of the New AltaGas Stock Option Plan;

(b) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX);

(c) amendments respecting the administration of the New AltaGas Stock Option Plan;

(d) any amendment to the early termination provisions of the New AltaGas Stock Option Plan or any grant, provided such amendment does not entail extension beyond the original option period; and

(e) amendments necessary to suspend or terminate the New AltaGas Stock Option Plan.

Shareholder approval will be required for the following types of amendments:

(f) any increase in (A) the number of New AltaGas Shares that may be issued on the exercise of Share Options granted pursuant to the New AltaGas Stock Option Plan, if the New AltaGas Stock Option Plan provides for a fixed number of Share Options reserved for issuance, and (B) the percentage amount of New AltaGas Shares that may be issued on the exercise of Share Options granted pursuant to the New AltaGas Stock Option Plan, if the New AltaGas Stock Option Plan provides for a percentage amount of New AltaGas Shares reserved for issuance;

(g) any amendment which reduces the option price of a Share Option;

(h) any cancellation and reissuance of a Share Option;

(i) any amendment extending the term of a Share Option beyond its original option period;

(j) any amendment that increases limits imposed on non-employee director participation in the New AltaGas Stock Option Plan;

(k) any amendment which would permit Share Options to be transferable or assignable, other than for normal estate settlement purposes;

(l) amendments to the amendment and termination provisions of the New AltaGas Stock Option Plan; and

(m) amendments required to be approved by Shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX);

6. includes a provision to accelerate the vesting of Share Options upon a take-over or change of control;

7. the Share Options will have a term fixed by the board of directors or the Human Resource and Compensation Committee of New AltaGas, which shall be no later than 10 years after the date of grant, provided that if the normal expiry of a Share Option falls within any self-imposed blackout period or within seven (7) business days following the end of any self-imposed blackout period, the expiry of the Share Option shall be extended to the date that is seven (7) business days following the end of such self-imposed blackout period;

8. the New AltaGas Stock Option Plan contains standard anti-dilution provisions in respect of New AltaGas Shares issued on exercise of Share Options; and

9. Share Options granted under the New AltaGas Stock Option Plan are neither assignable nor transferable.

The terms of the New AltaGas Stock Option Plan described above are qualified in their entirety by the New AltaGas Stock Option Plan, a copy of which is attached hereto as Appendix D.

Approval of the New AltaGas Stock Option Plan requires approval of a majority of votes cast on the resolution at the Meeting. Accordingly, at the Meeting, Securityholders will be asked to consider and, if thought advisable, pass an ordinary resolution to approve the New AltaGas Stock Option Plan as follows:

> "BE IT RESOLVED, as an ordinary resolution of the holders of trust units and the special voting unit of AltaGas Income Trust (the "**Fund**") that:
>
> 1. the stock option plan of AltaGas Conversion Inc. ("**New AltaGas**") attached as Appendix D to the Information Circular and Proxy Statement of the Fund dated May 4, 2010 be and is hereby approved;
>
> 2. any one director or officer of New AltaGas be and is hereby authorized and directed to execute and deliver all such agreements and documents and to do all such acts and things as in his or her opinion may be necessary or desirable in connection with the foregoing; and
>
> 3. notwithstanding that this resolution has been duly passed by the securityholders of the Fund, the directors of New AltaGas may revoke this resolution before it is acted upon, without any further approval of the securityholders of the Fund."

The above resolution must be approved by a simple majority of votes cast by Securityholders who vote in person or by proxy at the Meeting in respect of this resolution. **Management is soliciting proxies, in accordance with the accompanying form of proxy, in favour of the New AltaGas Stock Option Plan.**

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies on behalf of the Trustee in its capacity as trustee of the Fund by the General Partner, the delegate of the Trustee, for use at the Meeting and at any adjournment(s) thereof for the purposes set out in the accompanying Notice of Meeting. Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or e-mail by regular employees of AltaGas. Pursuant to National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer*, arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of the Trust Units and the LP #1 B Units. The cost of any such solicitation will be borne by the Fund. Information contained herein is given as of the date hereof unless otherwise specifically stated.

The Voting and Exchange Trustee has sent copies of the Notice of Meeting to the holders of the LP #1 B Units, together with copies of this Information Circular and the related meeting materials and a statement as to the manner in which those holders may instruct the Voting and Exchange Trustee to exercise the votes attaching to the Special Voting Unit. Where applicable, "Unitholders" herein means the holders of Trust Units and the Voting and Exchange Trustee, as holder of the Special Voting Unit.

Appointment of Proxy

Accompanying this Information Circular is a form of proxy for holders of Trust Units and a form of voting instruction form for holders of LP #1 B Units.

Unitholders who wish to vote their Trust Units should complete, sign and deliver by regular mail the enclosed form of proxy to the registrar and transfer agent for the Trust Units, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 Attention: Proxy Department (or send it by courier or hand delivery to Computershare's Calgary office at 600, 530 - 8th Avenue S.W., Calgary, Alberta T2P 3S8). In order to be valid and acted upon at the Meeting, a form of proxy must be received no later than 3:00 p.m. (Calgary time) on the second Business Day before the date of the Meeting or any adjournment(s) thereof or be deposited with the Chairman of the Meeting prior to the commencement thereof.

LP #1 B Unitholders who wish to vote their LP #1 B Units should complete, sign and deliver by regular mail the enclosed voting instruction form to the registrar and transfer agent for the LP #1 B Units, Computershare Trust Company of Canada, 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1 (or send it by courier or hand delivery to Computershare's Calgary office at 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8). In order to be valid and acted upon at the Meeting, the voting instruction form must be received no later than 3:00 p.m. (Calgary time) on the second Business Day before the date of the Meeting or any adjournment(s) thereof or be deposited with the Chairman of the Meeting prior to the commencement thereof. The voting instruction form is the means by which holders of LP #1 B Units may authorize the voting of the voting rights associated with the LP #1 B Units at the Meeting. Each vote will only be exercised as directed on the voting instruction form. **In the absence of instructions as to voting, no voting rights will be exercised on behalf of holders of LP #1 B Units.**

A Securityholder submitting a form of proxy or voting instruction form has the right to appoint a person to represent him or her at the Meeting (who need not be a Securityholder) other than the persons designated in the form of proxy or voting instruction form furnished on behalf of the Trustee by the General Partner. To exercise that right, the name of the Securityholder's appointee should be legibly printed in the blank space provided. In addition, the Securityholder should notify the appointee of his or her appointment, obtain his or her consent to act as appointee and instruct him or her on how the Securityholder's Trust Units or LP #1 B Units are to be voted.

Only Unitholders of record as at the close of business on the Record Date will receive notice of, and be entitled to attend and vote at, the Meeting. A Unitholder of record on the Record Date will be entitled to vote those Trust Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date, even though the Unitholder may subsequently dispose of his or her Trust Units. No Unitholder who has become a Unitholder after the Record Date shall be entitled to attend or vote at the Meeting or any adjournment(s) thereof. Only LP #1 B Unitholders of record as at the close of business on the Record Date are entitled to receive notice of, and to direct the Voting and Exchange Trustee regarding voting at, the Meeting. LP #1 B Unitholders of record on the Record Date will be entitled to direct the voting of the corresponding votes attached to the Special Voting Unit to the extent of the rights attached to the LP #1 B Units included in the list(s) of those holders prepared as at the Record Date, even though any such holder may subsequently dispose of those LP #1 B Units.

Revocation of Proxy

A Unitholder who has submitted a form of proxy as directed hereunder may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which that proxy is to be voted, that person may revoke the proxy and vote in person. In addition to the revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his attorney or authorized agent and deposited either at the office of Computershare at 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8 at any time up to 3:00 p.m. (Calgary time) on the last Business Day before the date of the Meeting, or any adjournment(s) thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment(s) thereof, in either case prior to its commencement, and upon either of those deposits, the proxy is revoked.

A LP #1 B Unitholder who has submitted instructions to the Voting and Exchange Trustee with respect to the exercise of votes attached to the Special Voting Unit may revoke those instructions at any time prior to the exercise thereof. In addition to the revocation in any other manner permitted by law, voting instructions provided to the Voting and Exchange Trustee may be revoked by instrument in writing executed by the LP #1 B Unitholder or his attorney or authorized agent and deposited with the Voting and Exchange Trustee at 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8 at any time up to 3:00 p.m. (Calgary time) on the last Business Day before the date of the Meeting, or any adjournment(s) thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment(s) thereof, in either case prior to its commencement, and upon either of those deposits, the voting instructions are revoked.

Signature of Proxy

The applicable form of proxy or voting instruction form must be executed by the Securityholder or his or her attorney authorized in writing, or if the Securityholder is a corporation, the form of proxy or voting instruction form should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy or voting instruction form signed by a person acting as attorney or in some other representative capacity should reflect such person's capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with the Fund).

Exercise of Discretion of Proxy

The Trust Units represented by proxy will be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be voted upon, those Trust Units shall be voted on or shall be withheld from voting on any ballot in accordance with the specification so made. **In the absence of any such specification, those Trust Units will be voted in favour of the proposed resolutions contained herein. The persons appointed under the form of proxy furnished on behalf of the Trustee by the General Partner are conferred with discretionary authority with respect to amendments or variations of those matters specified in the proxy and Notice of Meeting and as to other matters which may be properly brought before the Meeting. At the time of mailing of this Information Circular, neither the Trustee nor the General Partner knew of any such amendment, variation or other matter.**

Each LP #1 B Unitholder on the Record Date is entitled to direct the Voting and Exchange Trustee to exercise the number of votes attached to the Special Voting Unit corresponding to the number of Trust Units issuable upon the redemption, retraction or exchange of the LP #1 B Units held by that LP #1 B Unitholder. Alternatively, that LP #1 B Unitholder is entitled to direct the Voting and Exchange Trustee to give a proxy to that LP #1 B Unitholder or his designee to personally exercise those votes or to a designated agent or other representative of the General Partner. **The Voting and Exchange Trustee will exercise each vote attached to the Special Voting Unit only as directed by the LP #1 B Unitholder and, in the absence of instructions from a LP #1 B Unitholder as to voting, will not exercise those votes.**

Advice to Beneficial Holders of Securities

The information set forth in this section is of significant importance to many Unitholders, as a substantial number of the Unitholders do not hold Trust Units in their own name. Unitholders who do not hold their Trust Units in their own name (referred to herein as "**Beneficial Unitholders**") should note that only proxies deposited by Unitholders whose names appear on the records of the Fund as the registered holders of Trust Units can be recognized and acted upon at the Meeting or any adjournment(s) thereof. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder's name on the records of the Fund. Those Trust Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of those Trust Units are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Trust Units for their clients. The Fund does not know for whose benefit the Trust Units registered in the name of CDS & Co., a broker or another nominee, are held. The majority of Trust Units held in the

United States are registered in the name of Cede & Co., the nominee for the Depository Trust Company, which is the United States equivalent of CDS Clearing and Depository Services Inc.

Applicable regulatory policy requires intermediaries (such as brokers or other nominees) to seek voting instructions from Beneficial Unitholders in advance of Unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting or any adjournment(s) thereof. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. Beneficial Unitholders who wish to appear in person and vote at the Meeting should be appointed as their own representatives at the Meeting in accordance with the directions of their intermediaries. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("**Broadridge**"). Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. The Beneficial Unitholder is requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively, the Beneficial Unitholder can call a toll-free telephone number to vote the Trust Units held by the Beneficial Unitholder or access Broadridge's dedicated voting website at www.proxyvotecanada.com to deliver the Beneficial Unitholder's voting instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting or any adjournment(s) thereof. A Beneficial Unitholder receiving a voting instruction form cannot use that voting instruction form to vote Trust Units directly at the Meeting or any adjournment(s) thereof, as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting or any adjournment(s) thereof, as the case may be, in order to have the Trust Units voted.

Although you may not be recognized directly at the Meeting for the purposes of voting Trust Units registered in the name of your broker or other intermediary, you may attend at the Meeting as a proxyholder for the registered holder and vote your Trust Units in that capacity. If you wish to attend the Meeting and vote your own Trust Units, you must do so as proxyholder for the registered holder. To do this, you should enter your own name in the blank space on the applicable form of proxy provided to you and return the document to your broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

The foregoing discussion similarly applies to holders of LP #1 B Units who do not hold their LP #1 B Units in their own name. Only holders of LP #1 B Units whose names appear on the records of AltaGas LP #1 as the registered holders of LP #1 B Units are entitled to instruct Computershare Trust Company of Canada as to how to exercise voting rights in respect of their LP #1 B Units at the Meeting.

Voting Securities and Principal Holders Thereof

Trust Units

The Fund is authorized to issue an unlimited number of Trust Units. As at the Record Date, 79,148,242 Trust Units were issued and outstanding. Unitholders of record are entitled to notice of and to attend at the Meeting, in person or by proxy, and to one vote per Trust Unit held on any ballot thereat. All votes on matters to be brought before the Meeting that require approval by a special resolution shall be conducted by a poll.

When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Trust Unit, but if more than one of them shall be present at the Meeting in person or by proxy, and such joint owners or their proxies so present disagree as to any vote to be cast, such vote purporting to be executed by or on behalf of a Unitholder shall be deemed valid unless challenged at or prior to its exercise, and the burden of proving invalidity shall rest on the challenger.

LP #1 B Units

In accordance with the Voting and Exchange Trust Agreement, the Fund issued the Special Voting Unit to the Voting and Exchange Trustee for the benefit of the LP #1 B Unitholders and the Class B limited partnership units of

AltaGas LP #2. The Special Voting Unit carries a number of votes exercisable at the Meeting equal to the product of the number of LP #1 B Units and Class B limited partnership units of AltaGas LP #2 outstanding on the Record Date multiplied by the number of votes to which a holder of one Trust Unit is entitled.

As at the Record Date, AltaGas LP #1 had 2,081,647 issued and outstanding LP #1 B Units exchangeable in the aggregate into 2,081,647 Trust Units. As at the Record Date, AltaGas LP #2 had no issued and outstanding Class B limited partnership units.

Principal Holders of Trust Units and LP #1 B Units

To the best of the knowledge of the Board of Directors and the executive officers of AltaGas, no person or company beneficially owns, or controls or directs, directly or indirectly, Trust Units and LP #1 B Units carrying in aggregate 10 percent or more of the votes attached to all of the issued and outstanding Trust Units and the Special Voting Unit.

Procedure and Votes Required

The Interim Order provides that each registered Securityholder at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the Meeting.

Pursuant to the Interim Order:

(a) the Securityholders will vote in respect of the Arrangement Resolution together as a single class of securities. Each Trust Unit entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting in respect of the Arrangement Resolution and any other matters to be considered at the Meeting. The Special Voting Unit held by the Voting and Exchange Trustee for the benefit of holders of LP #1 B Units shall be entitled to a number of votes at the Meeting equal to the aggregate number of LP #1 B Units held by such holder on the Record Date in respect of the Arrangement Resolution and any other matters to be considered at the Meeting. Only Securityholders whose names have been entered on the applicable register of Trust Units or LP #1 B Units, as the case may be, on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting. Holders of Trust Units and LP #1 B Units who acquire their Trust Units or LP #1 B Units after the Record Date will not be entitled to vote such Securities at the Meeting;

(b) the number of votes required to pass the Arrangement Resolution shall be not less than two-thirds of the votes cast by the Securityholders, either in person or by proxy, voting together as a single class, at the Meeting;

(c) a quorum at the Meeting shall be two or more individuals present in person either holding personally or represented as proxies not less than an aggregate of five percent (5%) of the votes attached to all outstanding Trust Units and the Special Voting Unit; and

(d) in the event of a quorum not being present at the Meeting within 30 minutes after the time fixed for the holding of the Meeting, the Meeting will be adjourned to such day being not less than seven days later and to such place and time as may be appointed by the chair of the Meeting. No notice of the adjourned Meeting will be required and if at such adjourned Meeting a quorum is not present, the Securityholders then present either personally or by proxy shall form a quorum.

ADDITIONAL INFORMATION

AltaGas shall provide without charge, upon request being made to AltaGas, a copy of the Fund's annual information form, together with any document, or the pertinent pages of any document, incorporated by reference therein, the Fund's most recently filed comparative annual financial statements, together with the accompanying report of the auditor, the Fund's most recently filed annual Management's Discussion and Analysis and any interim financial statements of the Fund that have been filed thereafter and the interim Management's Discussion and Analysis

relating thereto. Financial information is provided in the Fund's comparative financial statements and Management's Discussion and Analysis for the year ended December 31, 2009.

Additional information relating to the General Partner, AltaGas and the Fund is available under the Fund's profile on SEDAR at www.sedar.com.

AUDITORS' CONSENT

We consent to the use of our report dated February 23, 2010 to the Unitholders of AltaGas Income Trust incorporated by reference in the Information Circular and Proxy Statement dated May 4, 2010 with respect to a Plan of Arrangement involving AltaGas Income Trust, AltaGas Ltd., AltaGas General Partner Inc., AltaGas Holding Limited Partnership No. 1, AltaGas Holding Limited Partnership No. 2, AltaGas Holding Trust, AltaGas Conversion Inc., AltaGas Conversion #2 Inc., Computershare Trust Company of Canada and the securityholders of AltaGas Income Trust and AltaGas Holding Limited Partnership No. 1.

(signed) "Ernst & Young LLP"
Chartered Accountants

Calgary, Canada
May 4, 2010

APPENDIX A

ARRANGEMENT RESOLUTION

"BE IT RESOLVED THAT:

1. the arrangement ("**Arrangement**") under Section 192 of the *Canada Business Corporations Act* involving AltaGas Income Trust (the "**Fund**"), AltaGas Ltd. ("**AltaGas**"), AltaGas General Partner Inc. (the "**General Partner**"), AltaGas Holding Limited Partnership No.1 ("**AltaGas LP #1**"), AltaGas Holding Limited Partnership No.2 ("**AltaGas LP #2**"), AltaGas Holding Trust ("**Holding Trust**"), AltaGas Conversion Inc. ("**New AltaGas**") and AltaGas Conversion #2 Inc. ("**New AltaGas 2**") substantially as set forth in the Plan of Arrangement (the "**Plan of Arrangement**") attached as Exhibit A to Appendix C to the information circular and proxy statement of the Fund dated May 4, 2010 (the "**Information Circular**") and all transactions contemplated thereby, as the Arrangement may be modified or amended in accordance with its terms, be and are hereby authorized and approved;

2. the arrangement agreement ("**Arrangement Agreement**") dated May 3, 2010 among the Fund, AltaGas, the General Partner, AltaGas LP #1, AltaGas LP #2, Holding Trust, New AltaGas and New AltaGas 2, a copy of which is attached as Appendix C to the Information Circular, together with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by the execution and delivery of any such amendments or variations, is hereby authorized, approved, ratified and confirmed;

3. notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen's Bench of Alberta, the board of directors of the General Partner may, without further notice to or approval of the holders of trust units of the Fund or holders of Class B limited partnership units of AltaGas LP #1, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of the Articles of Arrangement giving effect to the Arrangement; and

4. any director or officer of the General Partner is hereby authorized, for and on behalf of the General Partner and the Fund, to execute and deliver Articles of Arrangement and to execute, with or without corporate seal, and, if, appropriate, deliver all other documents and instruments and do all other things as in the opinion of such director or officer may be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action."

APPENDIX B

INTERIM ORDER

Action No. 1001-06556

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*, R.S.C. 1985, C. C-44, AS AMENDED;

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ALTAGAS INCOME TRUST, ALTAGAS LTD., ALTAGAS GENERAL PARTNER INC., ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 2, ALTAGAS HOLDING TRUST, ALTAGAS CONVERSION INC., ALTAGAS CONVERSION #2 INC., COMPUTERSHARE TRUST COMPANY OF CANADA (IN ITS CAPACITY AS VOTING AND EXCHANGE TRUSTEE) AND THE SECURITYHOLDERS OF ALTAGAS INCOME TRUST AND ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

BEFORE THE HONOURABLE	)	**AT THE CALGARY COURTS CENTRE, AT**
MADAM JUSTICE B.E.C. ROMAINE	)	**CALGARY, ALBERTA, ON THE 3rd DAY**
IN CHAMBERS	)	**OF MAY, 2010.**

INTERIM ORDER

UPON the Petition of AltaGas Income Trust (the "**Fund**"), AltaGas Ltd. ("**AltaGas**"), AltaGas General Partner Inc. (the "**General Partner**"), AltaGas Holding Limited Partnership No. 1 ("**AltaGas LP #1**"), AltaGas Holding Limited Partnership No. 2 ("**AltaGas LP #2**"), AltaGas Holding Trust ("**Holding Trust**"), AltaGas Conversion Inc. ("**New AltaGas**") and AltaGas Conversion #2 Inc. ("**New AltaGas 2**");

AND UPON reading the Petition and the Affidavit of Deborah S. Stein, Vice President Finance and Chief Financial Officer of the General Partner and AltaGas, sworn May 3, 2010 and the documents referred to therein (the "**Affidavit**");

AND UPON hearing counsel for the Fund, AltaGas, the General Partner, AltaGas LP #1, AltaGas LP #2, Holding Trust, New AltaGas and New AltaGas 2;

AND UPON noting that the Director appointed under Section 260 of the *Canada Business Corporations Act*, R.S.C. 1985, c.C-44 (the "**CBCA**") has been given notice of this application as required by subsection 192(5) of the CBCA and has advised that he does not intend to appear in person or by counsel or make any representations;

FOR THE PURPOSES OF THIS ORDER:

(a) the capitalized terms not defined in this Order shall have the meanings attributed to them in the Information Circular and Proxy Statement of the Fund (the "**Information Circular**"), a draft copy of which is attached as Exhibit A to the Affidavit; and

(b) all references to "Arrangement" used herein mean the plan of arrangement as described in the Affidavit and in the form attached as Exhibit A to the Arrangement Agreement, which is attached as Appendix C to the Information Circular.

IT IS HEREBY ORDERED AND ADJUDGED THAT:

General

1. The proposed course of action is an "Arrangement" within the definition of the CBCA and the Petitioners may proceed with the Arrangement, as described in the Affidavit.

2. The Fund shall seek approval of the Arrangement by the holders of trust units ("**Trust Units**") of the Fund and the holders of Class B limited partnership units ("**LP #1 B Units**" and together with the "**Trust Units**", the "**Securities**") of AltaGas LP #1 (together, the "**Securityholders**"), which LP #1 B Units are entitled to vote on the Arrangement by giving direction to the holder of the special voting unit (the "**Special Voting Unit**") of the Fund in the matter set forth below.

Securityholders' Meeting

3. The Fund shall call and conduct a meeting (the "**Meeting**") of Securityholders on or about June 3, 2010. At the Meeting, Securityholders will consider and vote upon a resolution to approve the Arrangement substantially in the form set forth in Appendix A to the Information Circular (the "**Arrangement Resolution**") and such other business as may properly be brought before the Meeting or any adjournment thereof, all as more particularly described in the Information Circular. The Meeting shall be held and conducted in accordance with the applicable provisions of the CBCA, the Fund's declaration of trust, the Information Circular, the rulings and directions of the Chair of the Meeting, this Order and any further Order of this Court.

4. A quorum at the Meeting shall be two or more individuals present in person either holding personally or represented as proxies not less than an aggregate of five percent (5%) of the votes attached to all outstanding Trust Units and the Special Voting Unit.

5. In the event of a quorum not being present within 30 minutes after the time fixed for the holding of the Meeting, the Meeting will be adjourned to such day being not less than seven days later and to such place and time as may be appointed by the chair of the Meeting. No notice of the adjourned Meeting will be required and if at such adjourned Meeting a quorum is not present, the Securityholders then present either personally or by proxy shall form a quorum.

6. The Securityholders shall vote in respect of the Arrangement Resolution together as a single class of securities. Each Trust Unit entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting in respect of the Arrangement Resolution and any other matters to be considered at the Meeting. The Special Voting Unit held by the Trustee for the benefit of holders of LP #1 B Units shall be entitled to a number of votes at the Meeting equal to the aggregate number of votes that such holder would be entitled to had all outstanding LP #1 B Units been exchanged for Trust Units on the Record Date (as defined below) in respect of the Arrangement Resolution and any other matters to be considered at the Meeting. The Board of Directors of the General Partner has fixed a record date for the Meeting of April 29, 2010 (the "**Record Date**"). Only Securityholders whose names have been entered on the applicable register of Trust Units or LP #1 B Units, as the case may be, on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting in accordance with this paragraph 6. Holders of Trust Units and LP #1 B Units who acquire their Trust Units or LP #1 B Units after the Record Date will not be entitled to vote such Securities at the Meeting.

Conduct of Meeting

7. The Chairman of the Meeting shall be any officer or director of the General Partner.

8. The Secretary of the Meeting shall be the Corporate Secretary of the General Partner, or in his absence, a person (who need not be an officer or employee of AltaGas or the General Partner) selected for that

purpose by the Chairman of the Meeting, provided that the Secretary shall be entitled to retain others to assist in the performance of his duties. The Secretary shall be responsible for maintaining, or causing to be maintained, the records and proceedings of the Meeting.

9. The only persons entitled to attend and speak at the Meeting shall be Securityholders or their authorized representatives, the General Partner's and AltaGas' directors and officers or authorized representatives, the Fund's auditors, the scrutineers and their authorized representatives, the Director and other persons with the permission of the Chair of the Meeting.

10. The number of votes required to pass the Arrangement Resolution shall be not less than two-thirds of the votes cast by the Securityholders, either in person or by proxy, voting together as a single class, at the Meeting.

11. To be valid a proxy must be deposited with the Fund in the manner described in the Information Circular.

12. The accidental omission to give notice of the Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Meeting.

Amendments

13. AltaGas is authorized to make such amendments, revisions and/or supplements to the Plan of Arrangement as it may determine, provided that such amendments are made in accordance with and in the manner contemplated by the Arrangement, and the Plan of Arrangement as so amended, revised and/or supplemented shall be the Plan of Arrangement submitted to the Meeting and the subject of the Arrangement Resolution.

Adjournments and Postponements

14. The Fund (acting through the Chairman of the Meeting), if it deems it advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of Securityholders respecting the adjournment or postponement.

Scrutineers

15. Subject to its agreement, the scrutineers for the meeting shall be Computershare Trust Company of Canada (acting through its representatives for that purpose). The duties of the scrutineers shall be, *inter alia*, to monitor and report on attendance and to monitor and report on all ballots and motions taken at the Meeting. The duties of the scrutineers shall extend to:

(a) invigilating and reporting to the Chairman on the deposit and validity of proxies;

(b) reporting to the Chairman on the quorum of the Meeting;

(c) reporting to the Chairman on any polls taken or ballots cast at the Meeting; and

(d) providing to the Fund and to the Chairman and to the Secretary of the Meeting written reports on matters related to their duties.

Solicitation of Proxies

16. The Fund is authorized to use the proxies enclosed with the Information Circular, subject to its ability to insert dates and other relevant information in the final forms of such proxies. The Fund is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees,

and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal and electronic communication as it may determine.

Notice

17. An Information Circular, substantially in the form attached as Exhibit A to the Affidavit with amendments thereto as counsel for the Fund may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), together with any other communications or documents determined by the Fund to be necessary or advisable, shall be sent to Securityholders of record at the addresses for such holders recorded in the records of the Fund at the close of business on the Record Date, and to the directors of the General Partner, the auditors of the Fund and the Director by one or more of the following methods:

(a) in the case of registered Securityholders, by pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to each such holder at his, her or its address, as shown on the register of the Fund as of the Record Date not later than 21 days prior to the Meeting;

(b) in the case of non-registered Securityholders, by providing copies thereof to intermediaries and registered nominees for sending to both non-objecting beneficial owners and objecting beneficial owners in accordance with National Instrument 54-101 —*Communication with Beneficial Owners of Securities of a Reporting Issuer* ("**NI 54-101**") at least four Business Days prior to the 21st day prior to the date of the Meeting;

(c) in the case of the directors of the General Partner, by e-mail or pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to the individual directors not later than 21 days prior to the date of the Meeting;

(d) in the case of the auditors of the Fund, by pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to the firm of auditors not later than 21 days prior to the date of the Meeting;

(e) in the case of the Director, by facsimile, pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to the Director not later than 21 days prior to the date of the Meeting; and

(f) in the case of the provincial and territorial securities commissions in Canada and the Toronto Stock Exchange (the "**TSX**") by electronically filing the meeting materials via the System for Electronic Document Analysis and Retrieval in Canada at least 21 days prior to the date of the Meeting,

and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meetings.

18. The Information Circular and related materials shall be deemed to have been received:

(a) in the case of mailing, three days after the delivery thereof to the post office;

(b) in the case of delivery in person, upon receipt thereof at the intended recipient's address, or, in the case of delivery by courier, one Business Day after receipt by the courier, inter-office system or post office;

(c) in the case of delivery by facsimile, at the time the transmission is complete;

(d) in the case of distribution by electronic transmission, upon the sending thereof;

(e) in the case of press release, at the time of dissemination of the press release; and

(f) in the case of newspaper advertisement, at the time of publication of the newspaper advertisement.

In all such cases leave is granted for service outside Alberta to the extent such leave is required.

19. Delivery of the Information Circular in the manner directed by this Order shall be deemed to be good and sufficient service upon the Securityholders, the directors of the General Partner, the auditors of the Fund and the Director of:

(a) the Petition;

(b) this Order;

(c) the Notice of the Meeting; and

(d) the Notice of Petition;

all in substantially the forms set forth in the Information Circular, together with instruments of proxy, voting instruction forms and such other material as the Fund may consider fit.

Deposit of Proxies

20. Proxies must be deposited with the scrutineers at the office of the scrutineers designated in the Notice of Meeting, or with persons appointed by the scrutineers for that purpose, not less than 48 hours (excluding Saturdays and holidays) prior to the time set for the Meeting, or any adjournment or postponement of the Meeting.

21. Proxies must be completed and executed in accordance with the instructions contained thereon. Proxies must be actually delivered to the Fund or the scrutineers prior to or by the time prescribed in paragraph 20 above, provided that, in the discretion of the Chairman, proxies which are not physically deposited may be accepted by the Chairman if transmitted to the Fund or the scrutineers or the Chairman in a form and/or by a person, prior to or by the above times, reasonably believed by the Chairman to be genuine.

22. The Chairman is authorized to, but need not, accept any form of proxy other than the form(s) prescribed herein which is reasonably believed by the Chairman to be in a lawful form, to be genuine, and to indicate the voting intention of the Securityholder or its proxy and is authorized to, but need not, accept late proxies.

Revocation of Proxies

23. Proxies given by Securityholders for use at the Meeting may be revoked at any time prior to their use. A Securityholder giving a proxy may revoke the proxy: (a) by instrument in writing executed by the Securityholder or by his or her attorney authorized in writing, or, if the Securityholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized indicating the capacity under which such officer or attorney is signing, and deposited either with the scrutineers at the office of the scrutineers designated in the Notice of Meeting and/or Information Circular not later than 3:00 p.m. (Calgary time) on the last Business Day preceding the day of the Meeting (or any adjournment or postponement thereof) or with the Chairman on the day of the Meeting (or adjournment or postponement thereof); (b) by a duly executed and deposited proxy bearing a later date or time than the date or time of the proxy being revoked; (c) by voting in person at the Meeting (although attendance at the Meeting will not in and of itself constitute a revocation of proxy); or (d) in any other manner permitted by law.

24. The Chairman shall have the authority to determine whether any proxy and/or revocation of any proxy and/or reasonable facsimile thereof:

(a) has been properly executed;

(b) has been properly delivered;

(c) is genuine; and/or

(d) indicates the intention of the Securityholder submitting the same.

25. Any ruling of the Chairman shall be final and determinative, provided that: (a) that the Chairman shall be required to report to the Fund the ruling thereon; and (b) that any person properly appearing before this Court who wishes to contest any such ruling may do so in proceedings in this Court.

26. The right is reserved to the Chairman to waive any timing or deposit requirement (individually in any particular case or collectively in any series of cases) prescribed above, provided that he instructs the scrutineers prior to the last time at which any proxy or revocation is to be used.

Final Application

27. Subject to further Order of this Court and provided that the Securityholders have approved the Arrangement and the directors of the General Partner have not revoked that approval, the Fund may proceed with an application for approval of the Arrangement and the Final Order on June 4, 2010 at 9:00 a.m., or so soon thereafter as counsel may be heard at the Calgary Courts Centre, Calgary, Alberta. Subject to the Final Order, and to the issuance of the Certificate, all holders of Securities, the Fund, AltaGas, the General Partner, AltaGas LP #1, AltaGas LP #2, Holding Trust, New AltaGas, New AltaGas 2, Computershare Trust Company of Canada (as trustee under the Voting and Exchange Trust Agreement) and the holder of the Special Voting Unit will be bound by the Arrangement in accordance with its terms.

28. Any Securityholder or any other interested party (collectively, an "**Interested Party**") desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve upon the Fund, on or before 4:00 p.m. (Calgary time) on May 28, 2010, a Notice of Intention to Appear including the Interested Party's address for service, indicating whether such Interested Party intends to support or oppose the application or make submission at the application, together with a summary of the position such Interested Party intends to advocate before the Court and any evidence or materials which are to be presented to the Court. Service of this notice on the Fund shall be effected by service upon the solicitors for the Fund, Stikeman Elliott LLP, 4300 Bankers Hall West, 888 – 3rd Street S.W., Calgary, Alberta, T2P 5C5, Attention: Christopher W. Nixon.

29. In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the application for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 28 of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

30. The Fund is entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

Precedence

31. To the extent of any inconsistency or discrepancy with respect to the matters determined in the Order, between this Order and the terms of any instrument creating or governing or collateral to the Securities or to which the Securities are collateral, or to the articles and/or by-laws or other constating documents of the Petitioners, this Order shall govern.

(signed) "B.E.C. Romaine"
J.C.Q.B.A.

ENTERED at Calgary, Alberta,
May 3, 2010.

(signed) "K. McAusland"
Clerk of the Court of Queen's Bench

ACTION NO. 1001-06556 May 3, 2010

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*, R.S.C. 1985, C. C-44, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ALTAGAS INCOME TRUST, ALTAGAS LTD., ALTAGAS GENERAL PARTNER INC., ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 2, ALTAGAS HOLDING TRUST, ALTAGAS CONVERSION INC., ALTAGAS CONVERSION #2 INC., COMPUTERSHARE TRUST COMPANY OF CANADA (IN ITS CAPACITY AS VOTING AND EXCHANGE TRUSTEE) AND THE SECURITYHOLDERS OF ALTAGAS INCOME TRUST AND ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

INTERIM ORDER

Stikeman Elliott LLP
Barristers & Solicitors
4300 Bankers Hall West
888 – 3rd Street S.W.
Calgary, Alberta
T2P 5C5

Attention: Luigi A. Cusano
Telephone: (403) 266-9097
Fax: (403) 266-9034
File No.: 117061.1013

APPENDIX C

ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

Among

ALTAGAS INCOME TRUST

and

ALTAGAS LTD.

and

ALTAGAS GENERAL PARTNER INC.

and

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

And

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 2

and

ALTAGAS HOLDING TRUST

and

ALTAGAS CONVERSION INC.

and

ALTAGAS CONVERSION #2 INC.

MAY 3, 2010

TABLE OF CONTENTS

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated effective as of the 3rd day of May, 2010,

AMONG:

ALTAGAS INCOME TRUST, a trust established under the Laws of Alberta (hereinafter referred to as the "**Fund**")

AND:

ALTAGAS LTD., a corporation amalgamated under the *Canada Business Corporations Act* (hereinafter referred to as "**AltaGas**")

AND:

ALTAGAS GENERAL PARTNER INC., a corporation amalgamated under the *Canada Business Corporations Act* (hereinafter referred to as the "**General Partner**")

AND:

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, a limited partnership established under the Laws of Alberta (hereinafter referred to as "**AltaGas LP #1**")

AND:

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 2, a limited partnership established under the Laws of Alberta (hereinafter referred to as "**AltaGas LP #2**")

AND:

ALTAGAS HOLDING TRUST, a trust established under the Laws of Alberta (hereinafter referred to as "**Holding Trust**")

AND:

ALTAGAS CONVERSION INC., a corporation incorporated under the *Canada Business Corporations Act* (hereinafter referred to as "**New AltaGas**")

AND:

ALTAGAS CONVERSION #2 INC., a corporation incorporated under the *Canada Business Corporations Act* (hereinafter referred to as "**New AltaGas 2**")

WHEREAS:

A. The Parties wish to propose an arrangement with the holders of Securities;

B. The Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the CBCA; and

C. The Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement (including the recitals hereto), unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

"**Agreement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to this arrangement agreement (including the exhibit hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

"**AltaGas A Shares**" means the Class A common shares of AltaGas;

"**AltaGas B Shares**" means the Class B common shares of AltaGas;

"**AltaGas LP #1 Limited Partnership Agreement**" means the amended and restated limited partnership agreement dated as of June 28, 2005 among the General Partner, Holding Trust and each person who from time to time is accepted as and becomes a limited partner pursuant thereto, as from time to time further amended, supplemented or restated;

"**AltaGas LP #2 Limited Partnership Agreement**" means the limited partnership agreement dated as of March 26, 2004 among the General Partner, AltaGas LP #1 and each person who from time to time is accepted as and becomes a limited partner pursuant thereto, as from time to time amended, supplemented or restated;

"**Amalgamating Corporations**" means New AltaGas, AltaGas and New AltaGas 2;

"**Applicable Canadian Securities Laws**", in the context that refers to one or more Persons, means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

"**Applicable Law**" means any applicable Law including any statute, regulation, by-law, treaty, guideline, directive, rule, standard, requirement, policy, order, judgement, decision, injunction, award, decree or resolution of any governmental authority, whether or not having the force of law;

"**Arrangement**" means the arrangement, under section 192 of the CBCA, on the terms and conditions set forth in the Plan of Arrangement;

"**Arrangement Resolution**" means the special resolution in respect of the Arrangement in substantially the form attached to the Information Circular, which special resolution will be voted on by Securityholders at the Meeting;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 192(6) of the CBCA to be filed with the Director after the Final Order has been made giving effect to the Arrangement;

"**Board of Directors**" means the board of directors of the General Partner as it may be comprised from time to time;

"**CBCA**" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended from time to time, including the regulations from time to time promulgated thereunder;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Declaration of Trust**" means the declaration of trust of the Fund dated as of March 26, 2004, between the settlor and the Trustee, as from time to time amended, supplemented or restated;

"**Director**" means the Director appointed under section 260 of the CBCA;

"**Effective Date**" means the date on which the Arrangement is effective under the CBCA;

"**Effective Time**" means the time at which the Articles of Arrangement are filed with the Director on the Effective Date;

"**Final Order**" means the order of the Court approving the Arrangement to be applied for following approval of the Arrangement pursuant to the provisions of subsection 192(3) of the CBCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Fund Options**" means options to acquire Trust Units issued under or governed by the Trust Unit Option Plan;

"**GAAP**" has the meaning ascribed thereto in Section 1.6;

"**General Partner Shares**" means the common shares of the General Partner;

"**General Partnership Interest**" means the interest of the General Partner in AltaGas LP #1;

"**Governmental Entity**" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, (b) any subdivision, agent, commission, board or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"**Holding Declaration of Trust**" means the declaration of trust of Holding Trust dated as of March 26, 2004, between the Holding Trust Trustee and the Fund, as from time to time amended, supplemented or restated;

"**Holding Trust Trustee**" means AltaGas Holding Trust Corp., as trustee of Holding Trust, or such other person as becomes the trustee of Holding Trust in accordance with the Holding Declaration of Trust;

"**Information Circular**" means the information circular and proxy statement, together with all appendices thereto, to be distributed by the Fund in connection with the Meeting;

"**Interim Order**" means the Interim Order of the Court pursuant to subsection 192(4) of the CBCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the application of the Fund, AltaGas, the General Partner, AltaGas LP #1, AltaGas LP #2, Holding Trust, New AltaGas and New AltaGas 2 therefor;

"**Laws**" means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, policies, notices, directions (including all Applicable Canadian Securities Laws and U.S. Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX);

"**LP #1 A Units**" means the Class A limited partnership units of AltaGas LP #1;

"**LP #1 B Units**" means the Class B limited partnership units of AltaGas LP #1, which are non-transferable and are exchangeable into Trust Units on a one-for-one basis;

"**LP #1 B Unitholders**" means holders of LP #1 B Units;

"**Meeting**" means the annual and special meeting of Unitholders and LP #1 B Unitholders to be held to consider, among other things, the Arrangement and related matters as set forth in the Notice of Meeting, and any adjournment thereof;

"**New AltaGas Amalco**" means the corporation continuing as a successor to the Amalgamating Corporations under the CBCA following the effectiveness of the Arrangement contemplated hereby;

"**New AltaGas Amalco Shares**" means the common shares of New AltaGas Amalco;

"**New AltaGas 2 First Preferred Shares**" means the non-voting, redeemable, retractable first preferred shares of New AltaGas 2 which are each redeemable and retractable for one New AltaGas Share;

"**New AltaGas 2 Note**" means an unsecured, subordinated, non-interest-bearing promissory note of New AltaGas 2 on such terms as agreed to by New AltaGas 2 and AltaGas LP #1, having a principal amount equal to the Partner Debt of a particular LP #1 B Unitholder and "**New AltaGas 2 Notes**" means all such notes;

"**New AltaGas 2 Second Preferred Shares**" means the non-voting, redeemable, retractable second preferred shares of New AltaGas 2, which are redeemable and retractable for an aggregate amount equal to the aggregate fair market value of the property of AltaGas LP #1 transferred to New AltaGas 2 pursuant to paragraph 3.1(k) of the Plan of Arrangement (excluding the Partner Debt), less the fair market value of the New AltaGas 2 First Preferred Shares issued pursuant to such paragraph and less any liabilities of AltaGas LP #1 assumed by New AltaGas 2 on the transfer;

"**New AltaGas Shares**" means the common shares of New AltaGas;

"**New AltaGas 2 Shares**" means the common shares of New AltaGas 2;

"**New AltaGas Stock Option Plan**" means a stock option plan of New AltaGas in such form as is mutually satisfactory to the Fund and New AltaGas, each acting reasonably, the form of which will be included in the Information Circular and submitted for approval by the Securityholders at the Meeting;

"**Notice of Meeting**" means the Notice of Meeting to accompany the Information Circular;

"**Parties**" means, collectively, the parties to this Agreement, and "**Party**" means any one of them;

"**Partner Debt**" means all loans made by AltaGas LP #1 to a particular LP #1 B Unitholder in relation to cash distributions paid to such LP #1 B Unitholder since January 1, 2010, all pursuant to Article 3 of Schedule A to the AltaGas LP #1 Limited Partnership Agreement and "**Partner Debts**" means all such loans made to all LP #1 B Unitholders;

"**Person**" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"**Plan of Arrangement**" means the plan of arrangement substantially in the form set out in Exhibit A hereto, as amended or supplemented from time to time in accordance with Article 6 thereof and Section 6.2 hereof;

"**SEC**" means the United States Securities and Exchange Commission;

"**Securityholders**" means, collectively, the Unitholders and the LP #1 B Unitholders;

"**Securities**" means, collectively, the Trust Units and the LP #1 B Units;

"**Special Voting Unit**" means the special voting unit of the Fund issued by the Fund and deposited with the Voting and Exchange Trustee which entitles the holders of LP #1 B Units to such number of votes at meetings of Unitholders as equals the number of outstanding LP #1 B Units held by registered holders, other than the Fund and its affiliates;

"**subsidiary**" means, with respect to any Person, a subsidiary (as that term is defined in the CBCA (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such Person and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation;

"**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time;

"**Trustee**" means Computershare Trust Company of Canada, in its capacity as the trustee under the Declaration of Trust;

"**Trust Units**" means the trust units of the Fund;

"**Trust Unit Option Plan**" means the trust unit option plan of the Fund, as amended from time to time;

"**TSX**" means the Toronto Stock Exchange;

"**Unitholders**" means the holders from time to time of Trust Units;

"**U.S. Securities Act**" means the *United States Securities Act of 1933*, as amended;

"**U.S. Securities Laws**" means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time;

"**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement among the Fund, Holding Trust, AltaGas LP #1, AltaGas LP #2 and the Voting and Exchange Trustee, as from time to time amended, supplemented or restated; and

"**Voting and Exchange Trustee**" means Computershare Trust Company of Canada, as trustee under the Voting and Exchange Trust Agreement, or such other person as becomes the trustee under the Voting and Exchange Trust Agreement in accordance with such agreement.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. Unless otherwise indicated, all references in this Agreement to an "Article" or "Section" followed by a number and/or a letter refer to the specified article or section of this Agreement, and all references in this Agreement to an "Exhibit" followed by a letter refer to the specified exhibit to this Agreement.

1.3 Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4 Entire Agreement

This Agreement together with the agreements and documents herein and therein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof.

1.5 Currency

All references to "$" or sums of money that are referred to in this Agreement are expressed in lawful money of Canada, unless specified otherwise.

1.6 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles ("**GAAP**") and all determinations of an accounting nature which are required to be made shall be made in a manner consistent with GAAP.

1.7 Trust Power and Capacity

In this Agreement references to the power and capacity of the Fund is deemed to be references to that of the Trustee or its duly authorized delegates or agents, pursuant to the power and capacity of trustees generally under the Laws of Alberta and pursuant to the powers of the trustees specified in the Declaration of Trust.

1.8 Construction

In this Agreement, unless otherwise indicated:

(a) the words "include", "including" or "in particular", when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(b) a reference to a statute means that statute, as amended and in effect as of the date of this Agreement, and includes each and every regulation and rule made thereunder and in effect as of the date hereof;

(c) a reference to an "approval", "authorization", "consent", "designation", "notice" or "agreement" means an approval, authorization, consent, designation, notice or agreement, as the case may be, in writing, signed by an authorized representative of the party or parties thereto;

(d) the phrase "ordinary course of business", or any variation thereof, of any person refers to the business of such person, carried on in the regular and ordinary course including commercially reasonable and businesslike actions that are in the regular and ordinary course of business for a company operating in the industry in which such business is conducted;

(e) where a word, term or phrase is defined, its derivatives or other grammatical forms have a corresponding meaning; and

(f) time is of the essence.

1.9 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the federal laws of Canada applicable therein.

1.10 Exhibit

The following exhibit attached hereto is incorporated into and forms an integral part of this Agreement:

A - Plan of Arrangement

ARTICLE 2
THE ARRANGEMENT

2.1 Covenants of the Parties Regarding the Arrangement

Each of the Parties covenants and agrees that it will:

(a) as soon as reasonably practicable, apply to the Court in a manner acceptable to the Fund, acting reasonably, under Section 192 of the CBCA and diligently prosecute an application for the Interim Order;

(b) convene and hold the Meeting as promptly as practicable in accordance with the Interim Order or otherwise as required by Applicable Laws for the purpose of considering and, if deemed advisable, approving the Arrangement and the transactions contemplated thereby (and for any other proper purpose as may be set out in the Notice of Meeting);

(c) subject to obtaining the approval(s) as are required by the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable to submit the Arrangement to the Court and apply for the Final Order; and

(d) subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favour of each party, send to the Director, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection therewith under the CBCA to give effect to the Arrangement.

2.2 Interim Order

The application for an Interim Order referred to in Section 2.1(a) shall provide that:

(a) the securities of the Fund for which holders shall be entitled to vote on the Arrangement Resolution at the Meeting shall be the Trust Units and the Special Voting Unit;

(b) the Unitholders and the holder of the Special Voting Unit shall be entitled to vote on the Arrangement Resolution at the Meeting together as a single class, and not as separate classes;

(c) each Unitholder shall be entitled to one vote for each Trust Unit held by such holder;

(d) the sole holder of the Special Voting Unit shall be entitled to a number of votes equal to the number of LP #1 B Units outstanding at the record date for the Meeting (less any such units exchanged in accordance with their terms for Trust Units prior to the Meeting) for the Special Voting Unit held by such holder; and

(e) the requisite majority for the approval of the Arrangement Resolution shall be two-thirds of the votes cast by the Securityholders, present in person or by proxy, voting together as a single class, at the Meeting.

2.3 Information Circular and Meeting

As promptly as practicable following the execution of this Agreement and in compliance with the Interim Order and Applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws: (i) the Parties shall cooperate in the preparation of the Information Circular, together with any and all other documents required by the CBCA or other Applicable Laws in connection with the Arrangement; (ii) the Fund shall cause the Information Circular to be mailed to Securityholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same is required to be mailed and filed; and (iii) the Fund shall convene and hold the Meeting, at which meeting the Arrangement Resolution, any resolution required by the TSX or Applicable Canadian Securities Laws, a resolution approving the New AltaGas Stock Option Plan and such other security based compensation arrangements as may be mutually agreed to between the Parties, together with any other resolutions reasonably required in the opinion of the Fund, shall be submitted to Securityholders entitled to vote upon such resolutions for approval.

2.4 Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date.

ARTICLE 3
COVENANTS

3.1 Covenants of the Fund

From the date hereof until the Effective Date or termination of this Agreement and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws the Fund covenants and agrees that it will perform all obligations required or desirable to be performed by it under this Agreement and shall do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, it will:

(a) take all reasonable actions necessary to give effect to the transactions contemplated by this Agreement and the Arrangement and not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Time or termination of this Agreement, whichever first occurs;

(b) use all reasonable commercial efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments, including the consent of its bank lenders and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) use all reasonable commercial efforts to cause each of the conditions precedent set forth in Article 5 which are within its control to be satisfied on or before the Effective Date;

(d) make all necessary filings and applications under Applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, required to be made on its part in connection with the transactions contemplated herein and take all reasonable action necessary to be in compliance with such Applicable Laws, except in each case to the extent the failure to do so would not reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement;

(e) subject to the approval of the Arrangement Resolution by the Securityholders, as required by the Interim Order, submit the Arrangement to the Court and apply, in conjunction with AltaGas, the General Partner, AltaGas LP #1, AltaGas LP #2, Holding Trust and New AltaGas, for the Final Order;

(f) forthwith carry out the terms of the Final Order to the extent applicable to it;

(g) upon issuance of the Final Order and subject to the conditions precedent in Article 5, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Director pursuant to subsection 192(3) of the CBCA;

(h) until the Effective Date, allow each of the other Parties and their representatives and agents full access during normal business hours, and upon reasonable notice after normal business hours, to all of the assets, properties, book, records, agreements and commitments of the Fund and its subsidiaries and provide all such information concerning the Fund and its subsidiaries as the other Parties may reasonably request;

(i) until the Effective Date, conduct its operations and those of its subsidiaries in the ordinary and normal course of business and in accordance with Applicable Laws except as contemplated herein;

(j) defend all lawsuits or other legal, regulatory or other proceedings challenging or affecting this Agreement or the consummation of the transactions contemplated hereby (including the Arrangement);

(k) use all reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to the Fund or any of its subsidiaries which may adversely affect the ability of the Parties to consummate the transactions contemplated hereby (including the Arrangement);

(l) until the Effective Date, in all material respects, conduct itself so as to keep the other Parties fully informed as to the business and affairs of the Fund and its subsidiaries;

(m) until the Effective Date, not incur, or allow any of its subsidiaries to incur, any additional material indebtedness or create any encumbrance on any of its properties or assets or those of any of its subsidiaries, except in the ordinary course of business and not merge into or with, or consolidate with, any other person except a subsidiary or, except in the ordinary course of business, perform any act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the transactions contemplated by this Agreement;

(n) on or before the Effective Date, effect all necessary registrations, filings and submissions of information required by governmental authorities from the Fund relating to the transactions contemplated hereby (including the Arrangement);

(o) until the Effective Date, except as specifically provided for hereunder and in the Arrangement, not alter or amend its constating or governing documents, articles or by-laws or those of its subsidiaries as the same exist at the date of this Agreement;

(p) make an application to the TSX for (i) conditional approval of the listing on the TSX of the New AltaGas Amalco Shares to be issued to Securityholders pursuant to the Arrangement; (ii) delisting of the Trust Units from the TSX; and (iii) approval of the New AltaGas Stock Option Plan and such other security based compensation arrangements as may be mutually agreed to among the Parties;

(q) solicit proxies to be voted at the Meeting in favour of matters to be considered at the Meeting, including the Arrangement Resolution, provided that the Fund may, but shall not be required to, engage a proxy solicitation agent for such purpose;

(r) convene the Meeting as ordered by the Interim Order and conduct the Meeting in accordance with the Declaration of Trust and any instrument governing the Meeting (including, without limitation, the Interim Order), as applicable, and as otherwise required by Applicable Laws;

(s) until the Effective Date, other than the issuance of Trust Units on exercise of outstanding Fund Options or on exchange of LP #1 B Units, not issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities;

(t) until the Effective Date, not declare or pay any distributions except monthly distributions to Unitholders in the ordinary course and consistent with past practice or make any distribution of its properties or assets or those of its subsidiaries to any of its security holders or to others or retire or redeem any Securities without the prior written consent of the other Parties, not to be unreasonably withheld; and

(u) on the Effective Date, take the steps prescribed for it under the Plan of Arrangement.

3.2 Covenants of each of AltaGas, the General Partner, AltaGas LP #1, AltaGas LP #2 and Holding Trust

From the date hereof until the Effective Date or termination of this Agreement and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws each of AltaGas, the General Partner, AltaGas LP #1, AltaGas LP #2 and Holding Trust covenants and agrees that it will perform all obligations required or desirable to be performed by it under this Agreement and shall do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, it will:

(a) take all reasonable actions necessary to give effect to the transactions contemplated by this Agreement and the Arrangement and not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Time or termination of this Agreement, whichever first occurs;

(b) use all reasonable commercial efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments, including the consent of its bank lenders and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) use all reasonable commercial efforts to cause each of the conditions precedent set forth in Article 5 which are within its control to be satisfied on or before the Effective Date;

(d) make all necessary filings and applications under Applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, required to be made on its part in connection with the transactions contemplated herein and take all reasonable action necessary to be in compliance with such Applicable Laws, except in each case to the extent the failure to do so would not reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement;

(e) subject to the approval of the Arrangement Resolution by the Securityholders, as required by the Interim Order, submit the Arrangement to the Court and apply, in conjunction with each of the other Parties, for the Final Order;

(f) forthwith carry out the terms of the Final Order to the extent applicable to it;

(g) upon issuance of the Final Order and subject to the conditions precedent in Article 5, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Director pursuant to subsection 192(3) of the CBCA;

(h) until the Effective Date, allow each of the other Parties and their representatives and agents full access during normal business hours, and upon reasonable notice after normal business hours, to all of its, and its subsidiaries', assets, properties, book, records, agreements and commitments and provide all such information concerning it and its subsidiaries as the other Parties may reasonably request;

(i) until the Effective Date, conduct its operations and those of its subsidiaries in the ordinary and normal course of business and in accordance with Applicable Laws except as contemplated herein;

(j) defend all lawsuits or other legal, regulatory or other proceedings challenging or affecting this Agreement or the consummation of the transactions contemplated hereby (including the Arrangement);

(k) use all reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to it or any of its subsidiaries which may adversely affect the ability of the Parties to consummate the transactions contemplated hereby (including the Arrangement);

(l) until the Effective Date, in all material respects, conduct itself so as to keep the other Parties fully informed as to its business and affairs and that of its subsidiaries;

(m) until the Effective Date, not incur, or allow any of its subsidiaries to incur, any additional material indebtedness or create any encumbrance on any of its properties or assets or those of any of its subsidiaries, except in the ordinary course of business and not merge into or with, or consolidate with, any other person except a subsidiary or, except in the ordinary course of business, perform any act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the transactions contemplated by this Agreement;

(n) on or before the Effective Date, effect all necessary registrations, filings and submissions of information required by governmental authorities from it relating to the transactions contemplated hereby (including the Arrangement);

(o) until the Effective Date, except as specifically provided for hereunder and in the Arrangement, not alter or amend its constating or governing documents, articles or by-laws or those of its subsidiaries as the same exist at the date of this Agreement;

(p) until the Effective Date, not issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities;

(q) until the Effective Date, not declare or pay any distributions, except as may be required with respect to monthly distributions to Unitholders in the ordinary course and consistent with past practice, or make any distribution of its properties or assets or those of its subsidiaries to any of its security holders or to others or retire or redeem any Securities without the prior written consent of the other Parties, not to be unreasonably withheld; and

(r) on the Effective Date, take the steps prescribed for it under the Plan of Arrangement.

3.3 Covenants of New AltaGas

From the date hereof until the Effective Date or termination of this Agreement and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws, New AltaGas covenants and agrees that it will perform all obligations required or desirable to

be performed by it under this Agreement and shall do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, it will:

(a) take all reasonable actions necessary to give effect to the transactions contemplated by this Agreement and the Arrangement and not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Time or termination of this Agreement, whichever first occurs;

(b) use all reasonable commercial efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) use all reasonable commercial efforts to cause each of the conditions precedent set forth in Article 5 which are within its control to be satisfied on or before the Effective Date;

(d) make all necessary filings and applications under Applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, required to be made on its part in connection with the transactions contemplated herein and take all reasonable action necessary to be in compliance with such Applicable Laws, except in each case to the extent the failure to do so would not reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement;

(e) subject to the approval of the Arrangement Resolution by the Securityholders, as required by the Interim Order, submit the Arrangement to the Court and apply, in conjunction with each of the other Parties, for the Final Order;

(f) forthwith carry out the terms of the Final Order to the extent applicable to it;

(g) upon issuance of the Final Order and subject to the conditions precedent in Article 5, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Director pursuant to subsection 192(3) of the CBCA;

(h) until the Effective Date, allow each of the other Parties and their representatives and agents full access during normal business hours, and upon reasonable notice after normal business hours, to all of its, and its subsidiaries', assets, properties, book, records, agreements and commitments and provide all such information concerning it and its subsidiaries as the other Parties may reasonably request;

(i) until the Effective Date, conduct its operations and those of its subsidiaries in the ordinary and normal course of business and in accordance with Applicable Laws except as contemplated herein;

(j) defend all lawsuits or other legal, regulatory or other proceedings challenging or affecting this Agreement or the consummation of the transactions contemplated hereby (including the Arrangement);

(k) use all reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to it or any of its subsidiaries which may adversely affect the ability of the Parties to consummate the transactions contemplated hereby (including the Arrangement);

(l) until the Effective Date, in all material respects, conduct itself so as to keep the other Parties fully informed as to its business and affairs and that of its subsidiaries;

(m) until the Effective Date, not incur, or allow any of its subsidiaries to incur, any additional material indebtedness or create any encumbrance on any of its properties or assets or those of any of its subsidiaries, except in the ordinary course of business and not merge into or with, or consolidate with, any other person except a subsidiary or, except in the ordinary course of business, perform any act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the transactions contemplated by this Agreement;

(n) on or before the Effective Date, effect all necessary registrations, filings and submissions of information required by governmental authorities from it relating to the transactions contemplated hereby (including the Arrangement);

(o) until the Effective Date, except as specifically provided for hereunder and in the Arrangement, not alter or amend its constating or governing documents, articles or by-laws or those of its subsidiaries as the same exist at the date of this Agreement;

(p) until the Effective Date, not declare or pay any distributions or make any distribution of its properties or assets or those of its subsidiaries to any of its security holders or to others or retire or redeem any Securities without the prior written consent of the other Parties, not to be unreasonably withheld;

(q) reserve and authorize for issuance the New AltaGas Shares issuable pursuant to the Arrangement;

(r) until the Effective Date, not issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities;

(s) prior to the Effective Date, cooperate with the Fund and the General Partner in making the application to list the New AltaGas Amalco Shares on the TSX; and

(t) on the Effective Date, take the steps prescribed for it under the Plan of Arrangement.

3.4 Covenants of New AltaGas 2

From the date hereof until the Effective Date or termination of this Agreement and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws, New AltaGas 2 covenants and agrees that it will perform all obligations required or desirable to be performed by it under this Agreement and shall do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, it will:

(a) take all reasonable actions necessary to give effect to the transactions contemplated by this Agreement and the Arrangement and not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Time or termination of this Agreement, whichever first occurs;

(b) use all reasonable commercial efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) use all reasonable commercial efforts to cause each of the conditions precedent set forth in Article 5 which are within its control to be satisfied on or before the Effective Date;

(d) make all necessary filings and applications under Applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, required to be made on its part in connection with the transactions contemplated herein and take all reasonable action necessary to be in

compliance with such Applicable Laws, except in each case to the extent the failure to do so would not reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement;

(e) subject to the approval of the Arrangement Resolution by the Securityholders, as required by the Interim Order, submit the Arrangement to the Court and apply, in conjunction with each of the other Parties, for the Final Order;

(f) forthwith carry out the terms of the Final Order to the extent applicable to it;

(g) upon issuance of the Final Order and subject to the conditions precedent in Article 5, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Director pursuant to subsection 192(3) of the CBCA;

(h) until the Effective Date, allow each of the other Parties and their representatives and agents full access during normal business hours, and upon reasonable notice after normal business hours, to all of its, and its subsidiaries', assets, properties, book, records, agreements and commitments and provide all such information concerning it and its subsidiaries as the other Parties may reasonably request;

(i) until the Effective Date, conduct its operations and those of its subsidiaries in the ordinary and normal course of business and in accordance with Applicable Laws except as contemplated herein;

(j) defend all lawsuits or other legal, regulatory or other proceedings challenging or affecting this Agreement or the consummation of the transactions contemplated hereby (including the Arrangement);

(k) use all reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to it or any of its subsidiaries which may adversely affect the ability of the Parties to consummate the transactions contemplated hereby (including the Arrangement);

(l) until the Effective Date, in all material respects, conduct itself so as to keep the other Parties fully informed as to its business and affairs and that of its subsidiaries;

(m) until the Effective Date, not incur, or allow any of its subsidiaries to incur, any additional material indebtedness or create any encumbrance on any of its properties or assets or those of any of its subsidiaries, except in the ordinary course of business and not merge into or with, or consolidate with, any other person except a subsidiary or, except in the ordinary course of business, perform any act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the transactions contemplated by this Agreement;

(n) on or before the Effective Date, effect all necessary registrations, filings and submissions of information required by governmental authorities from it relating to the transactions contemplated hereby (including the Arrangement);

(o) until the Effective Date, except as specifically provided for hereunder and in the Arrangement, not alter or amend its constating or governing documents, articles or by-laws or those of its subsidiaries as the same exist at the date of this Agreement;

(p) until the Effective Date, not declare or pay any distributions or make any distribution of its properties or assets or those of its subsidiaries to any of its security holders or to others or retire or redeem any Securities without the prior written consent of the other Parties, not to be unreasonably withheld;

(q) reserve and authorize for issuance the New AltaGas 2 Shares, the New AltaGas 2 First Preferred Shares and the New AltaGas 2 Second Preferred Shares issuable pursuant to the Arrangement;

(r) until the Effective Date, other than the 100 New AltaGas 2 Shares issued or to be issued to the General Partner, not issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities;

(s) prior to the Effective Date, cooperate with the Fund and the General Partner in making the application to list the New AltaGas Amalco Shares on the TSX; and

(t) on the Effective Date, take the steps prescribed for it under the Plan of Arrangement.

3.5 Amendments to the Declaration of Trust, Holding Declaration of Trust, AltaGas LP #1 Limited Partnership Agreement and AltaGas LP #2 Limited Partnership Agreement

The Parties agree that pursuant to the Arrangement, each of the Declaration of Trust Holding Declaration of Trust, AltaGas LP #1 Limited Partnership Agreement and AltaGas LP #2 Limited Partnership Agreement shall be amended in a manner satisfactory to the Fund, Holding Trust, AltaGas LP #1 and AltaGas LP #2, acting reasonably, as necessary to facilitate the Arrangement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of the Fund

The Fund represents and warrants to and in favour of the other Parties as follows, and acknowledges that the other parties are relying upon such representations and warranties:

(a) Organization and Qualification. The Fund is a trust duly created and validly existing under the Laws of Alberta and has the requisite trust power and authority to own its assets and to conduct its affairs as now conducted. The Fund is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a material adverse effect on the Fund.

(b) Authority Relative to this Agreement. AltaGas has the requisite corporate power and authority to execute this Agreement in its capacity as administrator of the Fund and the Fund has the requisite trust power and authority, as applicable, to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by the Fund of the Arrangement and any transactions contemplated by this Agreement have been duly authorized by the Board of Directors and, subject to the requisite approval of the Securityholders, no other proceedings on the part of the Fund is necessary to authorize this Agreement or the Arrangement or any other transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by AltaGas for and on behalf of the Fund and constitutes a legal, valid and binding obligation of the Fund enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c) No Violations. The execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby and thereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the governing documents of the Fund;

(ii) do not, and will not as of the Effective Date, result in the breach of, or constitute a default under, any agreement, instrument, license, permit or authority to which the Fund is a party or by which it is bound and which is material to the Fund or to which any material property of the Fund is subject; and

(iii) do not, and will not as of the Effective Date, violate any provision of Law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to the Fund, the breach of which would have a material adverse effect on the Fund.

(d) Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of the Fund, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect the Fund or that would reasonably be expected to affect any of its property or assets at law or equity or before or by any court or Governmental Entity which actions, suits or proceedings, individually or in aggregate, involves a possibility of any judgment against or liability of the Fund which, if successful, would reasonably be expected to have a material adverse effect on the Fund, or would significantly impede the ability of the Fund to consummate the Arrangement.

(e) Reporting Issuer Status. The Fund is a reporting issuer (where such concept exists) in all provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein. The Trust Units are listed and posted for trading on the TSX and the Fund is in material compliance with the rules of the TSX.

(f) Capitalization. As of the date hereof, the authorized capital of the Fund consists of an unlimited number of Trust Units and an one Special Voting Unit. As of April 29, 2010, there were issued and outstanding 79,148,242 Trust Units and one Special Voting Unit (representing 2,081,647 votes). As of April 29, 2010, other than 3,756,875 Trust Units issuable pursuant to outstanding Fund Options, and 2,081,647 Trust Units issuable pursuant to outstanding LP#1 B Units, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by the Fund of any securities of the Fund (including Trust Units) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of the Fund (including Trust Units). All outstanding Trust Units have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Trust Units issuable pursuant to the Trust Unit Option Plan in accordance with their terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(g) Ownership of subsidiaries. As of the date hereof and other than the LP #1 B Units, the Fund is the beneficial direct or indirect owner of all of the outstanding shares, trust units and partnership units, as applicable, of the subsidiaries of the Fund with good title thereto free and clear of any and all encumbrances. There are no options, warrants or other rights, shareholder or unitholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any of the Fund's subsidiaries of any securities of the Fund's subsidiaries or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of the Fund's subsidiaries. All outstanding securities of the Fund's subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(h) No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Trust Units or any other securities of the Fund has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of the Fund, are contemplated or threatened under any Applicable Laws or by any other regulatory authority.

(i) Compliance with Laws. The Fund has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a material adverse effect on the business, affairs, operations, assets, prospects or financial condition of the Fund or on the ability of the Fund to consummate the Arrangement.

(j) Mutual Fund Trust. The Fund is a "mutual fund trust" and a "unit trust" within the meaning of the Tax Act.

(k) Foreign Private Issuer. The Fund is a "foreign private issuer" within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(l) Board Approval. The Board of Directors has unanimously approved the Arrangement and approved this Agreement, has unanimously determined that the Arrangement is in the best interests of the Fund and the Securityholders, and has unanimously determined that the Arrangement is fair to Securityholders.

(m) Information Circular. As of the dates as of which the information is given, such information set forth in the Information Circular regarding the Fund and its subsidiaries shall be true and complete in all material respects and shall not contain any misrepresentation as defined in applicable securities legislation and there shall have been no material adverse changes to such information to the date hereof that has not been publicly disclosed.

4.2 Representations and Warranties of Holding Trust

Holding Trust represents and warrants to and in favour of the other Parties as follows, and acknowledges that the other parties are relying upon such representations and warranties:

(a) Organization and Qualification. Holding Trust is a trust duly created and validly existing under the Laws of Alberta and has the requisite trust power and authority to own its assets and to conduct its affairs as now conducted. Holding Trust is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a material adverse effect on Holding Trust.

(b) Authority Relative to this Agreement. The Holding Trust Trustee has the requisite corporate power and authority to execute this Agreement in its capacity as trustee of Holding Trust and Holding Trust has the requisite trust power and authority, as applicable, to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Holding Trust of the Arrangement and any transactions contemplated by this Agreement have been duly authorized by the Holding Trust Trustee and, subject to the requisite approval of the Securityholders, no other proceedings on the part of Holding Trust is necessary to authorize this Agreement or the Arrangement or any other transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Holding Trust Trustee for and on behalf of Holding Trust and constitutes a legal, valid and binding obligation of Holding Trust enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c) No Violations. The execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby and thereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the governing documents of Holding Trust;

(ii) do not, and will not as of the Effective Date, result in the breach of, or constitute a default under, any agreement, instrument, license, permit or authority to which Holding Trust is a party or by which it is bound and which is material to Holding Trust or to which any material property of Holding Trust is subject; and

(iii) do not, and will not as of the Effective Date, violate any provision of Law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to Holding Trust, the breach of which would have a material adverse effect on Holding Trust.

(d) Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of Holding Trust, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect Holding Trust or that would reasonably be expected to affect any of its property or assets at law or equity or before or by any court or Governmental Entity which actions, suits or proceedings, individually or in aggregate, involves a possibility of any judgment against or liability of Holding Trust which, if successful, would reasonably be expected to have a material adverse effect on Holding Trust, or would significantly impede the ability of the Fund to consummate the Arrangement.

(e) Capitalization. As of the date hereof, the authorized capital of Holding Trust consists of an unlimited number of trust units. As of the date hereof, all of the issued and outstanding trust units are held by the Fund. There are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Holding Trust of any securities of Holding Trust or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Holding Trust. All outstanding trust units have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

4.3 Representations and Warranties of AltaGas LP #1

AltaGas LP #1 represents and warrants to and in favour of the other Parties as follows, and acknowledges that the other parties are relying upon such representations and warranties:

(a) Organization. AltaGas LP #1 is a partnership duly created and validly existing under the Laws of Alberta and has the requisite partnership power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder.

(b) Capitalization. The authorized capital of AltaGas LP #1 consists of the General Partnership Interest, an unlimited number of LP #1 A Units and an unlimited number of LP #1 B Units, of which as at the date hereof all of the issued and outstanding LP #1 A Units are held by Holding Trust and, as of April 29, 2010, 2,081,647 LP #1 B Units are issued and outstanding as fully paid and non-assessable.

(c) No Violations. The execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby and thereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the governing documents of AltaGas LP #1;

(ii) do not, and will not as of the Effective Date, result in the breach of, or constitute a default under, any agreement, instrument, license, permit or authority to which AltaGas LP #1 is a party or by which it is bound and which is material to AltaGas LP #1 or to which any material property of AltaGas LP #1 is subject; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to AltaGas LP #1, the breach of which would have a material adverse effect on AltaGas LP #1.

(d) Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of AltaGas LP #1, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect AltaGas LP #1 or affecting or that would reasonably be expected to affect any of its property or assets at law or equity or before or by any court or Governmental Entity which actions, suits or proceedings, individually or in aggregate, involves a possibility of any judgment against or liability of AltaGas LP #1 which, if successful, would reasonably be expected to have a material adverse effect on AltaGas LP #1, or would significantly impede the ability of the Fund to consummate the Arrangement.

(e) Enforceability. The execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the General Partner, as general partner of AltaGas LP #1, and this Agreement constitutes a valid and binding obligation of AltaGas LP #1 enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(f) Securities. No Person holds any securities convertible or exchangeable into unissued units or other securities of AltaGas LP #1 or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right (whether or not on conditions) for the purpose or other acquisition of any unissued units or other securities of AltaGas LP #1, except as required pursuant to this Agreement and the Plan of Arrangement.

4.4 Representations and Warranties of AltaGas LP #2

AltaGas LP #2 represents and warrants to and in favour of the other Parties as follows, and acknowledges that the other parties are relying upon such representations and warranties:

(a) Organization. AltaGas LP #2 is a partnership duly created and validly existing under the Laws of Alberta and has the requisite partnership power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder.

(b) Capitalization. The authorized capital of AltaGas LP #2 consists of a general partnership interest, an unlimited number of LP #2 A Units and an unlimited number of LP #1 B Units, of which as at the date hereof all of the issued and outstanding LP #2 A Units are held by AltaGas LP #1 and nil LP #2 B Units are issued and outstanding.

(c) No Violations. The execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby and thereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the governing documents of AltaGas LP #2;

(ii) do not, and will not as of the Effective Date, result in the breach of, or constitute a default under, any agreement, instrument, license, permit or authority to which AltaGas LP #2 is a party or by which it is bound and which is material to AltaGas LP #2 or to which any material property of AltaGas LP #2 is subject; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to AltaGas LP #2, the breach of which would have a material adverse effect on AltaGas LP #2.

(d) Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of AltaGas LP #2, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect AltaGas LP #2 or affecting or that would reasonably be expected to affect any of its property or assets at law or equity or before or by any court or Governmental Entity which actions, suits or proceedings, individually or in aggregate, involves a possibility of any judgment against or liability of AltaGas LP #2 which, if successful, would reasonably be expected to have a material adverse effect on AltaGas LP #2, or would significantly impede the ability of the Fund to consummate the Arrangement.

(e) Enforceability. The execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the General Partner, as general partner of AltaGas LP #2, and this Agreement constitutes a valid and binding obligation of AltaGas LP #2 enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(f) Securities. No Person holds any securities convertible or exchangeable into unissued units or other securities of AltaGas LP #2 or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right (whether or not on conditions) for the purpose or other acquisition of any unissued units or other securities of AltaGas LP #2, except as required pursuant to this Agreement and the Plan of Arrangement.

4.5 Representations and Warranties of AltaGas

AltaGas represents and warrants to and in favour of the other Parties as follows, and acknowledges that the other parties are relying upon such representations and warranties:

(a) Organization. AltaGas is a corporation duly amalgamated and validly existing under the laws of Canada and has the requisite corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder.

(b) Capitalization. The authorized capital of AltaGas consists, or will consist as of the Effective Date, of an unlimited number of AltaGas A Shares, an unlimited number of AltaGas B Shares and an unlimited number of preferred shares, and as at the date hereof all issued and outstanding shares are held by AltaGas LP #2 and are issued and outstanding as fully paid and non-assessable.

(c) No Violations. The execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby and thereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of AltaGas;

(ii) do not, and will not as of the Effective Date, result in the breach of, or constitute a default under, any agreement, instrument, license, permit or authority to which AltaGas is a party or by which it is bound and which is material to AltaGas or to which any material property of AltaGas is subject; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to AltaGas, the breach of which would have a material adverse effect on AltaGas.

(d) Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of AltaGas, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect AltaGas or affecting or that would reasonably be expected to affect any of its property or assets at law or equity or before or by any court or Governmental Entity which actions, suits or proceedings, individually or in aggregate, involves a possibility of any judgment against or liability of AltaGas which, if successful, would reasonably be expected to have a material adverse effect on AltaGas, or would significantly impede the ability of the Fund to consummate the Arrangement.

(e) Enforceability. The execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of AltaGas and this Agreement constitutes a valid and binding obligation of AltaGas enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(f) Securities. No Person holds any securities convertible or exchangeable into unissued shares or other securities of AltaGas or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right (whether or not on conditions) for the purpose or other acquisition of any unissued shares or other securities of AltaGas, except as required pursuant to this Agreement and Plan of Arrangement.

4.6 Representations and Warranties of the General Partner

The General Partner represents and warrants to and in favour of the other Parties as follows, and acknowledges that the other parties are relying upon such representations and warranties:

(a) Organization. The General Partner is a corporation duly amalgamated and validly existing under the laws of Canada and has the requisite corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder.

(b) Capitalization. The authorized capital of the General Partner consists, or will consist as of the Effective Date, of an unlimited number of General Partner Shares, of which as at the date hereof one (1) General Partner Share is issued and outstanding as fully paid and non-assessable.

(c) No Violations. The execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby and thereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of the General Partner;

(ii) do not, and will not as of the Effective Date, result in the breach of, or constitute a default under, any agreement, instrument, license, permit or authority to which the General Partner is a party or by which it is bound and which is material to the General Partner or to which any material property of the General Partner is subject; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or

decree applicable and known to the General Partner, the breach of which would have a material adverse effect on the General Partner.

(d) Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of the General Partner, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect the General Partner or affecting or that would reasonably be expected to affect any of its property or assets at law or equity or before or by any court or Governmental Entity which actions, suits or proceedings, individually or in aggregate, involves a possibility of any judgment against or liability of the General Partner which, if successful, would reasonably be expected to have a material adverse effect on the General Partner, or would significantly impede the ability of the Fund to consummate the Arrangement.

(e) Enforceability. The execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of the General Partner and this Agreement constitutes a valid and binding obligation of the General Partner enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(f) Securities. No Person holds any securities convertible or exchangeable into unissued shares or other securities of the General Partner or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right (whether or not on conditions) for the purpose or other acquisition of any unissued shares or other securities of the General Partner, except as required pursuant to this Agreement and Plan of Arrangement.

4.7 Representations and Warranties of New AltaGas

New AltaGas represents and warrants to and in favour of the other Parties as follows, and acknowledges that the other parties are relying upon such representations and warranties:

(a) Organization. New AltaGas is a corporation duly incorporated and validly existing under the laws of Canada and has the requisite corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder.

(b) Capitalization. The authorized capital of New AltaGas consists, or will consist as of the Effective Date, of an unlimited number of New AltaGas Shares, of which as at the date hereof no New AltaGas Shares are issued and outstanding as fully paid and non-assessable.

(c) No Violations. The execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby and thereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of New AltaGas;

(ii) do not, and will not as of the Effective Date, result in the breach of, or constitute a default under, any agreement, instrument, license, permit or authority to which New AltaGas is a party or by which it is bound and which is material to New AltaGas or to which any material property of New AltaGas is subject; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to New AltaGas, the breach of which would have a material adverse effect on New AltaGas.

(d) Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of New AltaGas, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect New AltaGas or affecting or that would reasonably be expected to affect any of its property or assets at law or equity or before or by any court or Governmental Entity which actions, suits or proceedings, individually or in aggregate, involves a possibility of any judgment against or liability of New AltaGas which, if successful, would reasonably be expected to have a material adverse effect on New AltaGas, or would significantly impede the ability of the Fund to consummate the Arrangement.

(e) Enforceability. The execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of New AltaGas and this Agreement constitutes a valid and binding obligation of New AltaGas enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(f) Securities. No Person holds any securities convertible or exchangeable into unissued shares or other securities of New AltaGas or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right (whether or not on conditions) for the purpose or other acquisition of any unissued shares or other securities of New AltaGas, except as required pursuant to this Agreement and Plan of Arrangement.

(g) Business. New AltaGas has not carried on any business since its incorporation other than as provided for herein or as contemplated in the Information Circular.

4.8 Representations and Warranties of New AltaGas 2

New AltaGas 2 represents and warrants to and in favour of the other Parties as follows, and acknowledges that the other parties are relying upon such representations and warranties:

(a) Organization. New AltaGas 2 is a corporation duly incorporated and validly existing under the laws of Canada and has the requisite corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder.

(b) Capitalization. The authorized capital of New AltaGas 2 consists, or will consist as of the Effective Date, of an unlimited number of New AltaGas 2 Shares, an unlimited number of New AltaGas 2 First Preferred Shares and an unlimited number of New AltaGas 2 Second Preferred Shares, of which as at the date hereof 100 New AltaGas 2 Shares are issued and outstanding as fully paid and non-assessable.

(c) No Violations. The execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby and thereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of New AltaGas 2;

(ii) do not, and will not as of the Effective Date, result in the breach of, or constitute a default under, any agreement, instrument, license, permit or authority to which New AltaGas 2 is a party or by which it is bound and which is material to New AltaGas 2 or to which any material property of New AltaGas 2 is subject; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or

decree applicable and known to New AltaGas 2, the breach of which would have a material adverse effect on New AltaGas 2.

(d) Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of New AltaGas 2, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect New AltaGas 2 or affecting or that would reasonably be expected to affect any of its property or assets at law or equity or before or by any court or Governmental Entity which actions, suits or proceedings, individually or in aggregate, involves a possibility of any judgment against or liability of New AltaGas 2 which, if successful, would reasonably be expected to have a material adverse effect on New AltaGas 2, or would significantly impede the ability of the Fund to consummate the Arrangement.

(e) Enforceability. The execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of New AltaGas 2 and this Agreement constitutes a valid and binding obligation of New AltaGas 2 enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(f) Securities. No Person holds any securities convertible or exchangeable into unissued shares or other securities of New AltaGas 2 or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right (whether or not on conditions) for the purpose or other acquisition of any unissued shares or other securities of New AltaGas 2, except as required pursuant to this Agreement and Plan of Arrangement.

(g) Business. New AltaGas 2 has not carried on any business since its incorporation other than as provided for herein or as contemplated in the Information Circular.

ARTICLE 5
CONDITIONS PRECEDENT

5.1 Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a) the Interim Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to the Parties, acting reasonably, on appeal or otherwise;

(b) the Arrangement Resolution shall have been approved by the requisite number of votes cast by the holders of Securities in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(c) the Final Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the Parties acting reasonably, on appeal or otherwise;

(d) all necessary documents filed with the Director in accordance with the Plan of Arrangement shall be in form and substance satisfactory to each of the Parties acting reasonably and shall have been accepted for filing by the Director together with the Articles of Arrangement in accordance with Section 192 of the CBCA;

(e) the Arrangement shall have become effective on or prior to January 1, 2011;

(f) there shall have been no action taken under any Applicable Law and there shall not be in force any order or decree of any governmental authority that:

  (i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein;

  (ii) results in any judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

(g) there shall have been no material change with respect to the income tax laws or policies of Canada or any province thereof which would have a material adverse effect on the reorganization of the Fund as contemplated by the Plan of Arrangement;

(h) all necessary third party and regulatory consents and approvals with respect to the transactions contemplated hereby shall have been completed or obtained; and

(i) the TSX shall have conditionally approved the listing or the substitutional listing of the New AltaGas Amalco Shares to be issued pursuant to the Arrangement, the New AltaGas Stock Option Plan and equity compensation plans of New AltaGas Amalco (if any), subject only to the filing of required documents which cannot be filed prior to the Effective Date.

The foregoing conditions are for the mutual benefit of the Parties and may be asserted by each of the Parties regardless of the circumstances and may be waived by each of the Parties in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which any such Parties may have.

5.2 Additional Conditions to Obligations of the Fund

The obligations of the Fund to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) the representations and warranties made by the other Parties in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement);

(b) none of the other Parties shall be in material breach of its obligations under this Agreement, which breach would reasonably be expected to, materially impede the completion of the Arrangement;

(c) each of the other Parties shall have complied in all material respects with its covenants herein, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to materially impede completion of the Arrangement; and

(d) the Board of Directors shall not have determined in its sole and absolute discretion that to proceed with the Arrangement would not be in the best interests of the Securityholders.

The conditions in this Section 5.2 are for the exclusive benefit of the Fund and may be asserted by the Fund regardless of the circumstances or may be waived by the Fund in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which the Fund may have.

5.3 Additional Conditions to Obligations of Holding Trust

The obligation of Holding Trust to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) the representations and warranties made by the other Parties in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement);

(b) none of the other Parties shall be in material breach of its obligations under this Agreement, which breach would reasonably be expected to, materially impede the completion of the Arrangement;

(c) each of the other Parties shall have complied in all material respects with its covenants herein, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to materially impede completion of the Arrangement; and

(d) prior to the Effective Date, there shall have been no material adverse change in the affairs, operations, financial condition or business of the Fund and its subsidiaries (taken as a whole) from that reflected in the Information Circular.

The conditions in this Section 5.3 are for the exclusive benefit of Holding Trust and may be asserted by Holding Trust regardless of the circumstances or may be waived by Holding Trust in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Holding Trust may have.

5.4 Additional Conditions to Obligations of AltaGas LP #1

The obligation of AltaGas LP #1 to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) the representations and warranties made by the other Parties in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement);

(b) none of the other Parties shall be in material breach of its obligations under this Agreement, which breach would reasonably be expected to, materially impede the completion of the Arrangement;

(c) each of the other Parties shall have complied in all material respects with its covenants herein, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to materially impede completion of the Arrangement; and

(d) prior to the Effective Date, there shall have been no material adverse change in the affairs, operations, financial condition or business of the Fund and its subsidiaries (taken as a whole) from that reflected in the Information Circular.

The conditions in this Section 5.4 are for the exclusive benefit of AltaGas LP #1 and may be asserted by AltaGas LP #1 regardless of the circumstances or may be waived by AltaGas LP #1 in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which AltaGas LP #1 may have.

5.5 Additional Conditions to Obligations of AltaGas LP #2

The obligation of AltaGas LP #2 to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) the representations and warranties made by the other Parties in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement);

(b) none of the other Parties shall be in material breach of its obligations under this Agreement, which breach would reasonably be expected to, materially impede the completion of the Arrangement;

(c) each of the other Parties shall have complied in all material respects with its covenants herein, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to materially impede completion of the Arrangement; and

(d) prior to the Effective Date, there shall have been no material adverse change in the affairs, operations, financial condition or business of the Fund and its subsidiaries (taken as a whole) from that reflected in the Information Circular.

The conditions in this Section 5.5 are for the exclusive benefit of AltaGas LP #2 and may be asserted by AltaGas LP #2 regardless of the circumstances or may be waived by AltaGas LP #2 in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which AltaGas LP #2 may have.

5.6 Additional Conditions to Obligations of AltaGas

The obligation of AltaGas to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) the representations and warranties made by the other Parties in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement);

(b) none of the other Parties shall be in material breach of its obligations under this Agreement, which breach would reasonably be expected to, materially impede the completion of the Arrangement;

(c) each of the other Parties shall have complied in all material respects with its covenants herein, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to materially impede completion of the Arrangement; and

(d) prior to the Effective Date, there shall have been no material adverse change in the affairs, operations, financial condition or business of the Fund and its subsidiaries (taken as a whole) from that reflected in the Information Circular.

The conditions in this Section 5.6 are for the exclusive benefit of AltaGas and may be asserted by AltaGas regardless of the circumstances or may be waived by AltaGas in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which AltaGas may have.

5.7 Additional Conditions to Obligations of the General Partner

The obligation of the General Partner to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) the representations and warranties made by the other Parties in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement);

(b) none of the other Parties shall be in material breach of its obligations under this Agreement, which breach would reasonably be expected to, materially impede the completion of the Arrangement;

(c) each of the other Parties shall have complied in all material respects with its covenants herein, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to materially impede completion of the Arrangement; and

(d) prior to the Effective Date, there shall have been no material adverse change in the affairs, operations, financial condition or business of the Fund and its subsidiaries (taken as a whole) from that reflected in the Information Circular.

The conditions in this Section 5.7 are for the exclusive benefit of the General Partner and may be asserted by the General Partner regardless of the circumstances or may be waived by the General Partner in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which the General Partner may have.

5.8 Additional Conditions to Obligations of New AltaGas

The obligation of New AltaGas to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) the representations and warranties made by the other Parties in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement);

(b) none of the other Parties shall be in material breach of its obligations under this Agreement, which breach would reasonably be expected to, materially impede the completion of the Arrangement;

(c) each of the other Parties shall have complied in all material respects with its covenants herein, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to materially impede completion of the Arrangement; and

(d) prior to the Effective Date, there shall have been no material adverse change in the affairs, operations, financial condition or business of the Fund and its subsidiaries (taken as a whole) from that reflected in the Information Circular.

The conditions in this Section 5.8 are for the exclusive benefit of New AltaGas and may be asserted by New AltaGas regardless of the circumstances or may be waived by New AltaGas in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which New AltaGas may have.

5.9 Additional Conditions to Obligations of New AltaGas 2

The obligation of New AltaGas 2 to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) the representations and warranties made by the other Parties in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement);

(b) none of the other Parties shall be in material breach of its obligations under this Agreement, which breach would reasonably be expected to, materially impede the completion of the Arrangement;

(c) each of the other Parties shall have complied in all material respects with its covenants herein, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to materially impede completion of the Arrangement; and

(d) prior to the Effective Date, there shall have been no material adverse change in the affairs, operations, financial condition or business of the Fund and its subsidiaries (taken as a whole) from that reflected in the Information Circular.

The conditions in this Section 5.9 are for the exclusive benefit of New AltaGas 2 and may be asserted by New AltaGas 2 regardless of the circumstances or may be waived by New AltaGas 2 in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which New AltaGas 2 may have.

5.10 Notice and Effect of Failure to Comply with Conditions

(a) Each of the Parties shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to: (i) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b) If any of the conditions precedents set forth in Sections 5.1, 5.2, 5.3, 5.4, 5.5, 5.6, 5.7, 5.8 or 5.9 hereof shall not be complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may rescind and terminate this Agreement as provided in Section 7.1 hereof; provided that, prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has delivered a written notice to the other Parties, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent. More than one such notice may be delivered by a Party.

5.11 Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the CBCA to give effect to the Arrangement.

ARTICLE 6
AMENDMENT

6.1 Amendment of Agreement

This Agreement (excluding the Plan of Arrangement) may at any time and from time to time before or after the holding of the Meeting be amended by written agreement of the Parties hereto without, subject to Applicable Law, further notice to or authorization on the part of the Securityholders and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d) waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment which is agreed to after the Parties are granted the Interim Order by the Court may reduce or materially adversely affect the consideration to be received by Securityholders without approval by the Securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

6.2 Amendment of Plan of Arrangement

(a) The Parties may agree to amend the Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) set out in writing; (ii) filed with the Court and, if made following the Meeting, approved by the Court; and (iii) communicated to holders of Securities if and as required by the Court.

(b) Any amendment to the Plan of Arrangement agreed to by the Parties at any time prior to or at the Meeting, which is proposed and accepted by the holders of Securities voting at the Meeting, shall become part of the Plan of Arrangement for all purposes.

(c) Any amendment to the Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if it is consented to by each of the Parties.

ARTICLE 7
TERMINATION

7.1 Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a) by mutual written consent of the Parties;

(b) as provided in Article 5; or

(c) if the Arrangement shall have not become effective on or before 11:59 p.m. (MST) on January 1, 2011 or such later date as may be agreed to by the Parties.

In the event of the termination of this Agreement in the circumstances set out in paragraphs (a) through (c) of this Section 7.1, this Agreement shall forthwith become void and no Party shall have any liability or further obligation to any other Party hereunder.

ARTICLE 8
NOTICES

8.1 Notices

All notices that may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy:

(a) in the case of the Fund, to:

AltaGas Income Trust
1700, 355 – 4th Avenue S.W.
Calgary, Alberta T2P 0J1

Attention: Chief Executive Officer
Facsimile: (403) 508-7258

with a copy to:

Computershare Trust Company of Canada
600, 530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8

Attention: Manager, Client Services
Facsimile: (403) 267-6529

(b) in the case of AltaGas or the General Partner, to:

AltaGas Ltd./AltaGas General Partner Inc.
1700, 355 – 4th Avenue S.W.
Calgary, Alberta T2P 0J1

Attention: Chief Executive Officer
Facsimile: (403) 508-7258

(c) in the case of AltaGas LP #1 or AltaGas LP #2, to:

AltaGas Holding Limited Partnership No. 1/AltaGas Holding Limited Partnership No. 2
c/o AltaGas General Partner Inc.
1700, 355 – 4th Avenue S.W.
Calgary, Alberta T2P 0J1

Attention: Chief Executive Officer
Facsimile: (403) 508-7258

(d) in the case of Holding Trust, to:

AltaGas Holding Trust
c/o AltaGas Holding Trust Corp.
4300, 888 – 3rd Street S.W.
Calgary, Alberta T2P 5C5

Attention: Managing Partner
Facsimile: (403) 266-9034

(e) in the case of New AltaGas, to:

AltaGas Conversion Inc.
1700, 355 – 4th Avenue S.W.
Calgary, Alberta T2P 0J1

Attention: Chief Executive Officer
Facsimile: (403) 508-7258

(f) in the case of New AltaGas 2, to:

AltaGas Conversion #2 Inc.
1700, 355 – 4th Avenue S.W.
Calgary, Alberta T2P 0J1

Attention: Chief Executive Officer
Facsimile: (403) 508-7258

and in each such case, with a copy to:

Stikeman Elliott LLP
4300, 888 – 3rd Street S.W.
Calgary, Alberta T2P 5C5

Attention: Managing Partner
Facsimile: (403) 266-9034

or such other address as the Parties may, from time to time, advise to the other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.

ARTICLE 9
GENERAL

9.1 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns.

9.2 Expenses

Each of the Parties hereto shall pay its expenses in connection with the preparation and execution of this Agreement and the completion of the transactions contemplated hereby or incidental hereto.

9.3 Assignment

No Party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the other Parties to this Agreement.

9.4 Equitable Remedies

All covenants herein and opinions to be given hereunder as to enforceability in accordance with the terms of any covenant, agreement or document shall be qualified as to applicable bankruptcy and other laws affecting the enforcement of creditors' rights generally and to the effect that specific performance, being an equitable remedy, may not be ordered.

9.5 Survival of Representations and Warranties

The representations and warranties contained herein shall survive until the Effective Date and shall expire and be terminated and extinguished at and from the Effective Time and no Party shall have any liability or further obligations to any party hereunder in respect of such representations or warranties thereafter.

9.6 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

9.7 Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of any other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

9.8 Execution in Counterparts

This Agreement may be executed in counterparts, each of which is and is hereby conclusively deemed to be an original and counterparts collectively are to be conclusively deemed one instrument. Delivery of counterparts may be effected by facsimile transmission.

9.9 Waiver

No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

9.10 Limitations on Liability

The Parties hereto acknowledge that:

(a) the General Partner is entering into this Agreement in its own capacity and for on behalf of the Fund and the obligations of the Fund hereunder shall not be personally binding upon the General Partner or any of the Unitholders and that any recourse against the Fund or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Assets as defined in the Declaration of Trust;

(b) the Holding Trust Trustee is entering into this Agreement solely in its capacity as trustee on behalf of Holding Trust and the obligations of Holding Trust hereunder shall not be personally binding upon the Holding Trust Trustee or any of the unitholders of Holding Trust and that any recourse against Holding Trust, the Holding Trust Trustee, or any unitholder of Holding Trust in any manner in respect of any indebtedness, obligation or liability of Holding Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be

limited to, and satisfied only out of, the Trust Assets as defined in the Holding Declaration of Trust;

(c) AltaGas LP #1 is a limited partnership formed under the laws of Alberta, a limited partner of which is only liable for any of the limited partnership's liabilities or any of the limited partnership's losses to the extent of the amount that such limited partner has contributed or agreed to contribute to the limited partnership's capital and such limited partner's pro rata share of any undistributed income; and

(d) AltaGas LP #2 is a limited partnership formed under the laws of Alberta, a limited partner of which is only liable for any of the limited partnership's liabilities or any of the limited partnership's losses to the extent of the amount that such limited partner has contributed or agreed to contribute to the limited partnership's capital and such limited partner's pro rata share of any undistributed income.

[The remainder of this page is left blank intentionally]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

ALTAGAS INCOME TRUST, by its trustee's delegate, ALTAGAS GENERAL PARTNER INC.

Per: (signed) "*David W. Cornhill*"

Per: (signed) "*Deborah S. Stein*"

ALTAGAS LTD.

Per: (signed) "*David W. Cornhill*"

Per: (signed) "*Deborah S. Stein*"

ALTAGAS GENERAL PARTNER INC.

Per: (signed) "*David W. Cornhill*"

Per: (signed) "*Deborah S. Stein*"

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, by its general partner, ALTAGAS GENERAL PARTNER INC.

Per: (signed) "*David W. Cornhill*"

Per: (signed) "*Deborah S. Stein*"

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 2, by its general partner, ALTAGAS GENERAL PARTNER INC.

Per: (signed) "*David W. Cornhill*"

Per: (signed) "*Deborah S. Stein*"

ALTAGAS CONVERSION INC.

Per: (signed) "*David W. Cornhill*"

Per: (signed) "*Deborah S. Stein*"

ALTAGAS HOLDING TRUST, by its trustee, ALTAGAS HOLDING TRUST CORP.

Per: (signed) "*Glenn Cameron*"

Per: (signed) "*Christopher W. Nixon*"

ALTAGAS CONVERSION #2 INC.

Per: (signed) "*David W. Cornhill*"

Per: (signed) "*Deborah S. Stein*"

EXHIBIT A

PLAN OF ARRANGEMENT UNDER SECTION 192

OF THE

CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

1.1 In this Plan of Arrangement, the following terms have the following meanings:

(a) "**AltaGas**" means AltaGas Ltd., a corporation amalgamated under the CBCA and a wholly-owned subsidiary of AltaGas LP #2;

(b) "**AltaGas LP #1**" means AltaGas Holding Limited Partnership No. 1, a limited partnership created pursuant to the laws of Alberta pursuant to the AltaGas LP #1 Limited Partnership Agreement;

(c) "**AltaGas LP #1 Limited Partnership Agreement**" means the amended and restated limited partnership agreement dated as of June 28, 2005 among the General Partner, Holding Trust and each person who from time to time is accepted as and becomes a limited partner pursuant thereto, as from time to time further amended, supplemented or restated;

(d) "**AltaGas LP #2**" means AltaGas Holding Limited Partnership No. 2, a limited partnership created pursuant to the laws of Alberta pursuant to the AltaGas LP #2 Limited Partnership Agreement;

(e) "**AltaGas LP #2 Limited Partnership Agreement**" means the limited partnership agreement dated as of March 26, 2004 among the General Partner, AltaGas LP #1 and each person who from time to time is accepted as and becomes a limited partner pursuant thereto, as from time to time amended, supplemented or restated;

(f) "**Amalgamating Corporations**" means New AltaGas, AltaGas and New AltaGas 2;

(g) "**Amended DRIP**" means the Premium Dividend, Dividend Reinvestment and Optional Share Purchase Plan of New AltaGas Amalco which will be the amended and restated version of the DRIP;

(h) "**Applicable Canadian Securities Laws**", in the context that refers to one or more Persons, means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

(i) "**Applicable Law**" means any applicable Law including any statute, regulation, by-law, treaty, guideline, directive, rule, standard, requirement, policy, order, judgement, decision, injunction, award, decree or resolution of any governmental authority, whether or not having the force of law;

(j) "**Arrangement**" means the arrangement, under section 192 of the CBCA, on the terms and conditions set forth in this Plan of Arrangement;

(k) **"Arrangement Agreement"** means the arrangement agreement dated as of May 3, 2010 among the Parties, providing for the implementation of the Arrangement, as from time to time amended, supplemented or restated.

(l) **"Arrangement Resolution"** means the special resolution in respect of the Arrangement in substantially the form attached to the Information Circular, which special resolution will be voted on by Securityholders at the Meeting;

(m) **"Articles of Arrangement"** means the articles of arrangement in respect of the Arrangement required under subsection 192(6) of the CBCA to be filed with the Director after the Final Order has been made giving effect to the Arrangement;

(n) **"CBCA"** means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended from time to time, including the regulations from time to time promulgated thereunder;

(o) **"Certificate"** means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA, giving effect to the Arrangement;

(p) **"Court"** means the Court of Queen's Bench of Alberta;

(q) **"Declaration of Trust"** means the declaration of trust of the Fund dated as of March 26, 2004, between the settlor and the Trustee, as from time to time amended, supplemented or restated;

(r) **"Depositary"** means Computershare Investor Services Inc.;

(s) **"Director"** means the Director appointed under section 260 of the CBCA;

(t) **"DRIP"** means the Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan of the Fund;

(u) **"Effective Date"** means the date on which the Arrangement is effective under the CBCA;

(v) **"Effective Time"** means the time at which the Articles of Arrangement are filed with the Director on the Effective Date;

(w) **"Final Order"** means the order of the Court approving the Arrangement to be applied for following approval of the Arrangement pursuant to the provisions of subsection 192(3) of the CBCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(x) **"Fund"** means AltaGas Income Trust, an unincorporated open-ended investment trust established under the laws of Alberta pursuant to the Declaration of Trust;

(y) **"Fund Options"** means options to acquire Trust Units issued under or governed by the Trust Unit Option Plan;

(z) **"General Partner"** means AltaGas General Partner Inc., a corporation amalgamated pursuant to the CBCA and a wholly-owned subsidiary of the Fund and, prior to the commencement of the transactions contemplated by the Plan of Arrangement, the general partner of AltaGas LP #1 and AltaGas LP #2 and the delegate of the Trustee pursuant to the Delegation Agreement;

(aa) **"General Partner Shares"** means the common shares of the General Partner;

(bb) **"Governmental Entity"** means any (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal,

arbitral body, commission, board, bureau or agency, (b) any subdivision, agent, commission, board or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(cc) "**Holding Declaration of Trust**" means the declaration of trust of Holding Trust dated as of March 26, 2004, between the Holding Trust Trustee and the Fund, as from time to time amended, supplemented or restated;

(dd) "**Holding Trust**" means AltaGas Holding Trust, an unincorporated investment trust, all of the beneficial interests of which are owned by the Fund, established under the laws of Alberta pursuant to the Holding Declaration of Trust;

(ee) "**Holding Trust Note Indenture**" means the agreement entered into between Holding Trust and Computershare Trust Company of Canada, as note trustee, pursuant to which, among others, Series 1 Notes may be issued by Holding Trust, as from time to time amended, supplemented or restated;

(ff) "**Holding Trust Trustee**" means AltaGas Holding Trust Corp., as trustee of Holding Trust, or such other person as becomes the trustee of Holding Trust in accordance with the Holding Declaration of Trust;

(gg) "**Information Circular**" means the information circular and proxy statement, together with all appendices thereto, to be distributed by the Fund in connection with the Meeting;

(hh) "**Interim Order**" means the Interim Order of the Court pursuant to subsection 192(4) of the CBCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the application of the Fund, AltaGas, the General Partner, AltaGas LP #1, AltaGas LP #2, Holding Trust, New AltaGas and New AltaGas 2 therefor;

(ii) "**Laws**" means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, policies, notices, directions (including all Applicable Canadian Securities Laws and U.S. Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX);

(jj) "**LP #1 A Units**" means the Class A limited partnership units of AltaGas LP #1;

(kk) "**LP #1 B Units**" means the Class B limited partnership units of AltaGas LP #1, which are non-transferable and are exchangeable into Trust Units on a one-for-one basis;

(ll) "**LP #1 B Unitholders**" means holders of LP #1 B Units;

(mm) "**LP #2 A Units**" means the Class A limited partnership units of AltaGas LP #2;

(nn) "**Meeting**" means the annual and special meeting of Unitholders and LP #1 B Unitholders to be held to consider, among other things, the Arrangement and related matters as set forth in the Notice of Meeting, and any adjournment thereof;

(oo) "**New AltaGas**" means AltaGas Conversion Inc., a corporation incorporated pursuant to the CBCA and, prior to the commencement of the transactions contemplated by this Plan of Arrangement, having no outstanding shares of any class;

(pp) "**New AltaGas 2**" means AltaGas Conversion #2 Inc., a corporation incorporated pursuant to the CBCA and, prior to the commencement of the transactions contemplated by this Plan of Arrangement, a wholly-owned subsidiary of the General Partner;

(qq) "**New AltaGas Amalco**" means the corporation continuing as a successor to the Amalgamating Corporations under the CBCA following the effectiveness of the Arrangement contemplated hereby;

(rr) "**New AltaGas Amalco Shares**" means the common shares of New AltaGas Amalco;

(ss) "**New AltaGas 2 First Preferred Shares**" means the non-voting, redeemable, retractable first preferred shares of New AltaGas 2 which are each redeemable and retractable for one New AltaGas Share;

(tt) "**New AltaGas 2 Note**" means an unsecured, subordinated, non-interest-bearing promissory note of New AltaGas 2 on such terms as agreed to by New AltaGas 2 and AltaGas LP #1, having a principal amount equal to the Partner Debt of a particular LP #1 B Unitholder and "**New AltaGas 2 Notes**" means all such notes;

(uu) "**New AltaGas 2 Second Preferred Shares**" means the non-voting, redeemable, retractable second preferred shares of New AltaGas 2, which are redeemable and retractable for an aggregate amount equal to the aggregate fair market value of the property of AltaGas LP #1 transferred to New AltaGas 2 pursuant to paragraph 3.1(k) of the Plan of Arrangement (excluding the Partner Debt), less the fair market value of the New AltaGas 2 First Preferred Shares issued pursuant to such paragraph and less any liabilities of AltaGas LP #1 assumed by New AltaGas 2 on the transfer;

(vv) "**New AltaGas Shares**" means the common shares of New AltaGas;

(ww) "**New AltaGas 2 Shares**" means the common shares of New AltaGas 2;

(xx) "**New AltaGas Stock Option Plan**" means a stock option plan of New AltaGas in such form as is mutually satisfactory to the Fund and New AltaGas, each acting reasonably, the form of which will be included in the Information Circular and submitted for approval by the Securityholders at the Meeting;

(yy) "**Notice of Meeting**" means the Notice of Meeting to accompany the Information Circular;

(zz) "**Parties**" means, collectively, the parties to the Arrangement Agreement, and "**Party**" means any one of them;

(aaa) "**Partner Debt**" means all loans made by AltaGas LP #1 to a particular LP #1 B Unitholder in relation to cash distributions paid to such LP #1 B Unitholder since January 1, 2010, all pursuant to Article 3 of Schedule A to the AltaGas LP #1 Limited Partnership Agreement and "**Partner Debts**" means all such loans made to all LP #1 B Unitholders;

(bbb) "**Person**" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

(ccc) "**Plan of Arrangement**" means this plan of arrangement, as amended or supplemented from time to time in accordance with Section 5.2 of the Arrangement Agreement and Article 6 hereof;

(ddd) "**Securityholders**" means, collectively, the Unitholders and the LP #1 B Unitholders;

(eee) "**Securities**" means, collectively, the Trust Units and the LP #1 B Units;

(fff) "**Series 1 Notes**" means the non-interest bearing demand unsecured subordinated notes of Holding Trust issuable pursuant to the Holding Trust Note Indenture;

(ggg) "**Share Option**" means an option to acquire New AltaGas Shares to be granted pursuant to and governed by the New AltaGas Stock Option Plan;

(hhh) "**Special Voting Unit**" means the special voting unit of the Fund issued by the Fund and deposited with the Voting and Exchange Trustee which entitle the holders of LP #1 B Units to such number of votes at meetings of Unitholders as equals the number of Trust Units issuable from time to time upon the redemption, retraction or exchange of those LP #1 B Units;

(iii) "**subsidiary**" means, with respect to any Person, a subsidiary (as that term is defined in the CBCA (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such Person and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation;

(jjj) "**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time;

(kkk) "**Trustee**" means Computershare Trust Company of Canada, in its capacity as the trustee under the Declaration of Trust;

(lll) "**Trust Units**" means the trust units of the Fund;

(mmm) "**Trust Unit Option Plan**" means the trust unit option plan of the Fund, as amended from time to time;

(nnn) "**TSX**" means the Toronto Stock Exchange;

(ooo) "**Unitholders**" means the holders from time to time of Trust Units;

(ppp) "**U.S. Securities Laws**" means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time;

(qqq) "**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement among the Fund, Holding Trust, AltaGas LP #1, AltaGas LP #2 and the Voting and Exchange Trustee, as from time to time amended, supplemented or restated; and

(rrr) "**Voting and Exchange Trustee**" means Computershare Trust Company of Canada, as trustee under the Voting and Exchange Trust Agreement, or such other person as becomes the trustee under the Voting and Exchange Trust Agreement in accordance with such agreement.

1.2 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3 Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders.

1.5 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.6 Unless otherwise stated all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1 This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (i) the Unitholders; (ii) the LP #1 B Unitholders; (iii) the Trust; (iv) Holding Trust; (v) AltaGas; (vi) the General Partner; (vii) AltaGas LP #1; (viii) AltaGas LP #2; (ix) New AltaGas; (x) New AltaGas 2; and (xi) the Voting and Exchange Trustee.

2.3 The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

ARTICLE 3
ARRANGEMENT

3.1 The Arrangement involves a number of steps, including the following, which will be deemed to occur sequentially:

Amendment to Declaration of Trust, Holding Declaration of Trust, AltaGas LP #1 Limited Partnership Agreement and AltaGas LP #2 Limited Partnership Agreement

(a) the Declaration of Trust, the Holding Declaration of Trust, the AltaGas LP #1 Limited Partnership Agreement and the AltaGas LP #2 Limited Partnership Agreement shall be amended to the extent necessary to facilitate the Arrangement and also as provided in the Arrangement Agreement;

Subscription by the General Partner for LP #2 A Units

(b) the General Partner shall subscribe for that number of LP #2 A Units that is equal to 0.00001 of the number of issued and outstanding LP #2 A Units immediately after the subscription (rounded to five decimal places) for cash consideration equal to the fair market value of the LP #2 A Units subscribed for as determined by the General Partner;

Amendment of Articles of the General Partner

(c) the articles of the General Partner shall be amended to change the number of issued and outstanding General Partner Shares such that the aggregate number of issued and outstanding General Partner Shares shall be equal to the number of Trust Units issued and outstanding immediately prior to the Effective Time;

Distribution of General Partner Shares to Unitholders

(d) the Fund shall distribute the General Partner Shares to the Unitholders on the basis of one (1) General Partner Share for each Trust Unit held;

Transfer of General Partner Shares

(e) each General Partner Share shall be sold, assigned and transferred to New AltaGas (free of any claims) in exchange for New AltaGas Shares on the basis of 0.00001 New AltaGas Shares for each General Partner Share so sold, assigned and transferred;

Exchange of Trust Units

(f) each Trust Unit shall be sold, assigned and transferred to New AltaGas (free of any claims) in exchange for New AltaGas Shares on the basis of 0.99999 New AltaGas Shares for each Trust Unit so sold, assigned and transferred;

Exchange of Fund Options for Share Options

(g) all of the Fund Options shall be, and shall be deemed to be, exchanged for Share Options which shall be and shall be deemed to be, issued to the holders of the Fund Options so exchanged, on the basis that for each Fund Option so exchanged, the Fund Option holder shall receive in exchange therefor one Share Option, having the same terms, conditions and value as the Fund Option so exchanged, and the Share Option so issued shall be otherwise deemed to have been issued under, and be subject to, the terms and conditions of the New AltaGas Stock Option Plan, and represent rights to acquire New AltaGas Shares; provided that if the New AltaGas Stock Option Plan is not approved by Securityholders at the Meeting, the outstanding Fund Options shall be amended such that holders will thereafter be entitled to acquire New AltaGas Shares rather than Trust Units upon the exercise of such Fund Options but otherwise such Fund Options shall continue to be subject to the same terms and conditions as existed prior to the Effective Time and the Trust Unit Option Plan will be amended to give effect thereto;

Dissolution of AltaGas LP #2

(h)

(i) AltaGas LP #2 shall, and shall be deemed to, dissolve, wind-up and cease to exist and the General Partner shall be appointed the liquidator of AltaGas LP #2 to hold all of the assets and liabilities of AltaGas LP #2 immediately prior to the dissolution thereof pending their distribution to AltaGas LP #1 and the General Partner, in their capacities as the former limited partners of AltaGas LP #2; and

(ii) immediately thereafter the General Partner, in its capacity as liquidator of AltaGas LP #2, shall assign, transfer and convey an undivided interest in each of the assets of AltaGas LP #2 to AltaGas LP #1 and the General Partner, and AltaGas LP #1 and the General Partner shall each assume a several obligation in respect of all of the partnership liabilities of AltaGas LP #2,

and in each such case AltaGas LP #1's undivided interest and several obligation shall be 99.999%, and the General Partner's undivided interest and several obligation shall be 0.001%;

AltaGas LP #1 Contribution to the Capital of AltaGas

(i) AltaGas LP #1 will transfer all of its assets, with the exception of:

(i) money; and

(ii) any property that constitutes a property described in any of subparagraphs 85(2)(a)(i) to (iii) of the Tax Act,

to AltaGas as a contribution to the capital of AltaGas;

Transfer of Special Voting Unit

(j) the Voting and Exchange Trustee and each LP #1 B Unitholder shall sell, assign and transfer to New AltaGas all of their respective rights, titles, estates and interests in and to the Special Voting Unit to New AltaGas for fair market value consideration of $1.00, as determined by the General Partner;

Sale of AltaGas and Other Assets to New AltaGas 2

(k) AltaGas LP #1 shall sell, assign and transfer to New AltaGas 2 all of its remaining assets (with the exception of money) in exchange for:

(i) a number of New AltaGas 2 First Preferred Shares that is equal to the number of LP #1 B Units issued and outstanding at the Effective Time;

(ii) 100 New AltaGas 2 Second Preferred Shares;

(iii) the New AltaGas 2 Notes; and

(iv) the assumption of all of the liabilities of AltaGas LP #1;

Dissolution of AltaGas LP #1

(l)

(i) AltaGas LP #1 shall, and shall be deemed to, dissolve, wind-up and cease to exist and the General Partner shall be appointed the liquidator of AltaGas LP #1 to hold all of the assets of AltaGas LP #1 immediately prior to the dissolution thereof pending their distribution to the LP #1 B Unitholders and Holding Trust, in their capacities as the former limited partners of AltaGas LP #1; and

(ii) immediately thereafter the General Partner, in its capacity as liquidator of AltaGas LP #1, shall assign, transfer and convey the assets of AltaGas LP #1 to the LP #1 B Unitholders and Holding Trust as follows:

(A) each LP #1 B Unitholder shall receive:

(i) a New AltaGas 2 Note having a principal amount that is equal to the principal amount of its respective Partner Debt; and

(ii) one New AltaGas 2 First Preferred Share for each LP #1 B Unit; and

(B) Holding Trust shall receive the New AltaGas 2 Second Preferred Shares and any money held by AltaGas LP #1 immediately prior to the dissolution thereof;

(m) each New AltaGas 2 Note received by a LP #1 B Unitholder pursuant to paragraph (l)(ii)(A) above shall be set-off against the Partner Debt owed by such LP #1 B Unitholder to New AltaGas 2 and the New AltaGas 2 Notes and Partner Debts shall be cancelled;

Dissolution of Holding Trust

(n) all of the assets of Holding Trust shall be transferred to the Fund and the Fund shall assume all of the liabilities of Holding Trust, all in full satisfaction of the Fund's interest as a beneficiary thereof, and all of the Holding Trust trust units and Series 1 Notes and any other liabilities owing between Holding Trust and the Fund shall thereafter be cancelled;

(o) Holding Trust shall, and shall be deemed to, cease to exist and be dissolved;

Dissolution of the Fund

(p) all of the assets of the Fund shall be transferred to New AltaGas, and New AltaGas shall assume all of the liabilities of the Fund, all in full satisfaction of New AltaGas' interest as a Unitholder, and all of the Trust Units shall thereafter be cancelled;

(q) the Fund shall, and shall be deemed to, cease to exist and be dissolved;

Transfer of New AltaGas 2 First Preferred Shares

(r) all of the New AltaGas 2 First Preferred Shares received by LP #1 B Unitholders pursuant to paragraph (l)(ii)(A) above shall be sold, assigned and transferred to New AltaGas (free of claims) in exchange for New AltaGas Shares on the basis of one New AltaGas Share for each New AltaGas 2 First Preferred Share so sold, assigned and transferred;

Transfer of New AltaGas 2 Shares and AltaGas Shares

(s) the General Partner shall transfer the New AltaGas 2 Shares and its undivided interest in the property received by it pursuant to paragraph (h)(ii) above to New AltaGas for cash consideration equal to the fair market value thereof as determined by the General Partner;

Stated Capital of New AltaGas, New AltaGas 2 and AltaGas

(t) as a result of the issuance of New AltaGas Shares pursuant to paragraphs (e), (f) and (r) above, the aggregate amount added to the stated capital account of the New AltaGas Shares shall be the maximum amount that is permitted to be added to the paid-up capital for purposes of the Tax Act of such shares as a result of such issuances;

(u) as a result of the issuance of New AltaGas 2 First Preferred Shares and New AltaGas 2 Second Preferred Shares pursuant to paragraph (k) above, the aggregate amount added to the stated capital account of each such class of shares shall be $1.00 and $1.00, respectively;

(v) the stated capital of the issued and outstanding shares of any class of AltaGas shall be reduced, without payment, to $1.00; and

Amalgamation of New AltaGas, New AltaGas 2 and AltaGas

(w) the Amalgamating Corporations shall be amalgamated as one corporation under the CBCA in accordance with the following:

   (i) on the amalgamation:

      (A) each New AltaGas Share shall not be cancelled or converted and no securities shall be issued by New AltaGas Amalco such that the New AltaGas Shares become the New AltaGas Amalco Shares; and

      (B) the New AltaGas 2 Shares, New AltaGas 2 First Preferred Shares, New AltaGas 2 Second Preferred Shares and shares of AltaGas shall be cancelled without any repayment of capital in respect thereof;

   (ii) the name of New AltaGas Amalco shall be "AltaGas Ltd.";

   (iii) New AltaGas Amalco shall adopt the New AltaGas Stock Option Plan;

(iv) the registered office of New AltaGas Amalco shall be located at 1700, 355 – 4th Avenue S.W., Calgary, Alberta, T2P 0J1;

(v) New AltaGas Amalco shall be authorized to issue an unlimited number of common shares and an unlimited number of preferred shares issuable in series, all having the rights, privileges and conditions as set forth in the articles of New AltaGas;

(vi) there shall be no restrictions on the activities that New AltaGas Amalco is authorized to carry on or on the powers it may exercise, nor any restrictions on the transfer of the New AltaGas Amalco Shares;

(vii) the board of directors of New AltaGas Amalco shall consist of not less than three (3) and not more than 15 directors, the exact number of which shall be determined by the directors from time to time;

(viii) the directors of New AltaGas Amalco shall have the right to appoint one or more additional directors, who shall hold office for a term expiring no later than the close of the next annual meeting of shareholders, but the total number of directors so appointed shall not exceed one-third (1/3) of the number of directors elected at the previous annual meeting of shareholders;

(ix) the first directors of New AltaGas Amalco who shall hold office until the next annual meeting of shareholders of New AltaGas Amalco or until their successors are elected or appointed, shall be the persons whose names and jurisdictions of residence appear below:

Name	**Jurisdiction of Residence**
David W. Cornhill	Calgary, Alberta, Canada
Allan L. Edgeworth	Calgary, Alberta, Canada
Hugh A. Fergusson	Calgary, Alberta, Canada
Denis C. Fonteyne	Calgary, Alberta, Canada
Daryl H. Gilbert	Calgary, Alberta, Canada
Robert B. Hodgins	Calgary, Alberta, Canada
Myron F. Kanik	Qualicum Beach, British Columbia, Canada
David F. Mackie	Houston, Texas, USA
M. Neil McCrank	Calgary, Alberta, Canada

(x) the initial officers of New AltaGas Amalco shall be as follows:

Name	**Title**
David W. Cornhill	Chairman and Chief Executive Officer

Name	Title
Richard M. Alexander	President and Chief Operating Officer
Gregory A. Aarssen	Vice President Corporate Affairs
Nancy A. Anderson	Vice President Renewable Energy Wind
Jeremy R. Baines	Vice President and Treasurer
James B. Bracken	Senior Vice President Major Projects
Douglas H. Brown	Divisional Vice President Renewable Energy Hydro
Dennis A. Dawson	Vice President, General Counsel and Corporate Secretary
Massimiliano Fantuz	Executive Vice President
Bradley G.H. Mattson	Vice President and Corporate Controller
Marilyn A. Pfaefflin	Divisional Vice President Transmission
Deborah S. Stein	Vice President Finance and Chief Financial Officer
Kent E. Stout	Vice President Corporate Resources
Randy W. Toone	Divisional Vice President Field Gathering and Processing and Energy Services
David R. Tulk	Divisional Vice President Extraction and Transmission
David R. Wright	Executive Vice President Strategy and Corporate Development

(xi) the by-laws of New AltaGas Amalco shall be the by-laws of New AltaGas in effect prior to the Effective Date;

(xii) the provisions of subsections 186(b), (c), (d), (e) and (f) of the CBCA shall apply to the amalgamation with the result that:

(A) the property of each Amalgamating Corporation (other than shares of an Amalgamating Corporation held by another Amalgamating Corporation and an amount receivable by an Amalgamating Corporation from another Amalgamating Corporation) shall continue to be the property of New AltaGas Amalco;

(B) New AltaGas Amalco shall continue to be liable for the obligations of each Amalgamating Corporation (other than an amount owing by an Amalgamating Corporation to another Amalgamating Corporation);

(C) any existing cause of action, claim or liability to prosecution of an Amalgamating Corporation shall be unaffected;

(D) any civil, criminal or administrative action or proceeding pending by or against an Amalgamating Corporation may be continued to be prosecuted by or against New AltaGas Amalco; and

(E) a conviction against, or ruling, order or judgment in favour of or against, an Amalgamating Corporation may be enforced by or against New AltaGas Amalco;

(xiii) the Articles of Arrangement filed to give effect to the Arrangement shall be deemed to be the articles of amalgamation of New AltaGas Amalco and the Certificate issued in respect of such Articles of Arrangement by the Director under the CBCA shall be deemed to be the certificate of amalgamation of New AltaGas Amalco;

(xiv) to the extent any of the provisions of this Plan of Arrangement are deemed to be inconsistent with Applicable Laws, this Plan of Arrangement shall be automatically adjusted to remove such inconsistency;

(xv) the initial auditors of New AltaGas Amalco will be Ernst & Young LLP, who shall continue in office until the close of business of the first annual meeting of the holders of New AltaGas Amalco Shares, and the directors of New AltaGas Amalco are authorized to fix the remuneration of such auditors; and

Amendment of the DRIP

(x) the DRIP shall be amended and restated such that: (i) eligible holders of New AltaGas Amalco Shares may direct that their cash dividends be reinvested in additional New AltaGas Amalco Shares issued from treasury at a 5% discount to the Average Market Price (as defined in the Amended DRIP) on the applicable dividend payment date; (ii) eligible holders of New AltaGas Amalco Shares may elect, under the premium component of the Amended DRIP, to have such additional New AltaGas Amalco Shares delivered to the designated plan broker in exchange for a premium cash payment equal to 102% of the cash dividend that such holders would otherwise have received on the applicable dividend payment date; and (iii) all existing participants in the DRIP will be deemed to be participants in the Amended DRIP without any further action on their part and holders of New AltaGas Amalco Shares may participate in the Amended DRIP with respect to any cash dividends declared and paid by New AltaGas Amalco on the New AltaGas Amalco Shares,

provided that if any of the foregoing steps fails to occur or complete then all of such steps will be deemed not to have occurred.

3.2 Each of the parties referred to in Section 3.1 shall make the appropriate entries in their securities registers to reflect the matters referred to in Section 3.1.

ARTICLE 4
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

4.1 From and after the Effective Time, certificates formerly representing Securities shall represent only the right to receive upon surrender as contemplated by Section 4.2: (a) the certificates representing New AltaGas Amalco Shares which the former holder of such Securities is, subject to this Article 4, entitled to

receive pursuant to Article 3; and (b) dividends or distributions with respect thereto pursuant to Section 4.3, subject to compliance with the requirements set forth in this Article 4.

4.2 New AltaGas Amalco shall, as soon as practicable following the later of the Effective Date and the surrender to the Depositary for cancellation of certificates formerly representing any person's Securities, together with such other documents and instruments as would have been required to effect the transfer of the Securities, as the case may be, formerly represented by such certificates under the CBCA and such additional documents and instruments as the Depositary may reasonably require, cause the Depositary to deliver to such person certificate(s) representing the number of New AltaGas Amalco Shares which such person has the right to receive (together with any dividends or distributions with respect thereto pursuant to Section 4.3) and the certificates so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Securities which is not registered in the transfer records of the Fund or AltaGas LP #1, as the case may be, certificate(s) representing the appropriate number of New AltaGas Amalco Shares may be issued to the transferee if the certificate(s) representing such Securities is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer to the transferee.

4.3 All dividends or distributions made with respect to any New AltaGas Amalco Shares with a record date after the Effective Time but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder of such New AltaGas Amalco Shares. All monies received by the Depositary shall be invested by it in trust accounts upon such terms as the Depositary may reasonably deem appropriate. The Depositary shall pay and deliver to any such registered holder such dividends or distributions to which such holder is entitled, net of applicable withholding and other taxes, upon delivery of the certificate representing the New AltaGas Amalco Shares issued to such holder in accordance with Section 4.2.

4.4 Any certificate formerly representing Securities that is not deposited with all other documents as provided in Section 4.2 on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of the certificate formerly representing such Securities to receive New AltaGas Amalco Shares and any dividends or distributions with respect thereto pursuant to Section 4.3 shall be deemed to be surrendered to New AltaGas Amalco, together with all dividends or distributions thereon held for such holder.

4.5 New AltaGas Amalco and the Depositary shall be entitled to deduct and withhold from any consideration or distribution otherwise payable to any former holder of Securities or any holder of New AltaGas Amalco Shares, such amounts as either New AltaGas Amalco or the Depositary are required to deduct and withhold with respect to such payment under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, New AltaGas and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to New AltaGas and the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and New AltaGas and the Depositary shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

ARTICLE 5
AMENDMENTS

5.1 New AltaGas and the Fund each reserve the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is:

(a) agreed to by each of the Parties;

(b) filed with the Court and, if made following the Meeting, approved by the Court; and

(c) communicated to Securityholders in the manner required by the Court (if so required).

5.2 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time by New AltaGas Amalco provided that it is not adverse to the financial or economic interests of any former holder of Securities.

APPENDIX D

NEW ALTAGAS STOCK OPTION PLAN

ALTAGAS CONVERSION INC.

STOCK OPTION PLAN

July 1, 2010

1. ***Purpose***

The purpose of this Plan is to provide an incentive to the directors, officers, employees, consultants and other personnel of AltaGas and its affiliates to achieve the longer term objectives of AltaGas, to give suitable recognition to the ability and industry of those individuals who contribute materially to the success of AltaGas and its affiliates, and to attract and retain in the employ of AltaGas and its affiliates, persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in AltaGas.

2. ***Definitions***

When used in this Plan, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the respective meanings ascribed to them as follows:

"**affiliate**" means any Person that is an affiliate under the CBCA or that the Board of Directors or the Committee from time to time determines is an affiliate of AltaGas for the purposes of this Plan;

"**AltaGas**" means AltaGas Conversion Inc., and its successors and assigns; and any reference herein to action by AltaGas means action by or under the authority of the Board of Directors or the Committee;

"**Blackout Period**" means the period of time when, pursuant to any policies of AltaGas, any securities of AltaGas may not be traded by certain persons as designated by AltaGas, including any holder of a Share Option;

"**Board of Directors**" means the board of directors of AltaGas;

"**CBCA**" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended, including the regulations promulgated thereunder;

"**Committee**" means a duly empowered committee appointed by the Board of Directors for the purposes of making decisions with respect to this Plan and grants of Share Options hereunder, which committee initially shall be the Human Resource and Compensation Committee of AltaGas;

"**Common Share**" means a common share in the capital of AltaGas;

"**Exchange**" means any stock exchange or exchanges on which the Common Shares are listed and any other regulatory body having jurisdiction;

"**Insider**" has the meaning set forth in the *Securities Act* (Alberta);

"**Market Price**" means the closing price for the Common Shares on the Toronto Stock Exchange or other Exchange (or if the Common Shares are listed on more than one Exchange, on such Exchange as may be designated by the Board of Directors for such purpose) on the Trading Day immediately preceding the day of grant of the Share Option;

"**Option Period**" means that period as may be determined by the Board of Directors or the Committee during which an Optionee may exercise a Share Option (subject to applicable vesting limitations), commencing on the date that Share Option is granted to that Optionee and ending no later than the date ten years thereafter;

"**Option Price**" means the price per Common Share at which Common Shares may be purchased under a Share Option, as the same may be adjusted pursuant to Section 10 hereof;

"**Optionee**" means a director, officer, employee, consultant or Service Provider of AltaGas or an affiliate thereof who is granted a Share Option pursuant to this Plan;

"**Person**" shall mean any natural person, corporation, limited or unlimited liability company, general or limited partnership, firm, association, joint venture, trust, or other similar entity whether acting in an individual, fiduciary or other capacity;

"**Plan**" shall mean the AltaGas Conversion Inc. Stock Option Plan as embodied herein as from time to time amended;

"**Security Based Compensation Arrangement**" means (i) stock option plans for the benefit of employees, Insiders, Service Providers or any one of such groups; (ii) individual stock options granted to employees, Service Providers or Insiders if not granted pursuant to a plan previously approved by the Corporation's shareholders; (iii) stock purchase plans where the Corporation provides financial assistance or where the Corporation matches the whole or a portion of the securities being purchased from treasury; (iv) stock appreciation rights involving issuances by the Corporation of securities from treasury; (v) any other compensation or incentive mechanism involving the issuance or potential issuances of securities of the Corporation; and (vi) security purchases from treasury by an employee, Insider or Service Provider which is financially assisted by the Corporation by any means whatsoever;

"**Service Provider**" means a person or company engaged by AltaGas to provide services for an initial, renewable or extended period of twelve months or more;

"**Shareholder**" means at any time a holder at that time of one or more Common Shares;

"**Share Option**" means an option granted by AltaGas to an Optionee entitling that Optionee to acquire a designated number of Common Shares from AltaGas at a price to be determined by the Board of Directors or the Committee, pursuant to a Stock Option Agreement;

"**Stock Option Agreement**" means the written agreement between AltaGas and an Optionee governing the grant of Share Options to the Optionee, which agreement shall contain terms and conditions not inconsistent with this Plan and which shall incorporate this Plan by reference, as more particularly described in Section 7;

"**Trading Day**" means a day on which at least a board lot of Common Shares shall have been sold through the facilities of the relevant Exchange;

"**Trust**" means AltaGas Income Trust;

"**Trust Options**" means, collectively, options to purchase Trust Units outstanding pursuant to the Trust Unit Option Plan of the Trust; and

"**Trust Units**" means trust units of the Trust.

3. ***Administration***

The Plan shall be administered by the Board of Directors. The Board of Directors shall have full and final discretion to interpret the provisions of this Plan and all option agreements entered into thereunder, and to prescribe, amend, rescind and waive rules and regulations to govern the administration and operation of this Plan, including without limitation rules as to vesting. All decisions and interpretations made by the Board of Directors shall be binding and conclusive on the Optionees and AltaGas subject to securityholder approval if required by any relevant stock exchange. Notwithstanding the foregoing or any other provision contained herein, the Board of Directors shall have the right to delegate the administration and operation of this Plan to the Committee.

4. ***Eligibility***

The Board of Directors may at any time and from time to time designate those individuals who are to be granted Share Options pursuant to this Plan and grant Share Options to those Optionees. The maximum number of authorized but unissued Common Shares that may be issued on the exercise of Share Options granted under this Plan (excluding Share Options granted in exchange for and in substitution of Trust Options), together with Common Shares that may be issuable pursuant to other Security Based Compensation Agreements, at any time shall not exceed 10% of the aggregate of the outstanding Common Shares, or such greater number of Common Shares as may be determined by the Board of Directors and approved, if required, by the Shareholders and by the Exchange, not exceeding the maximum number of Common Shares permitted under the rules of the Exchange, subject to adjustment as set forth in Section 10 hereof, in both the number of Common Shares covered by individual grants and the total number of Common Shares authorized to be issued hereunder, to give effect to any relevant changes in the capitalization of AltaGas. Common Shares in respect of which Share Options are not exercised will be available for subsequent Share Options.

The Share Options granted under this Plan together with all of AltaGas' other proposed Security Based Compensation Arrangements, shall not result at any time in:

(a) the number of Common Shares reserved for issuance pursuant to Share Options granted to Insiders exceeding ten percent of the issued and outstanding Common Shares;

(b) the issuance to Insiders within a one year period, of a number of Common Shares exceeding ten percent of the outstanding Common Shares; or

(c) the issuance to any individual Insider and that Insider's associates, within a one year period, of a number of Common Shares exceeding five percent of the outstanding Common Shares.

In addition to the foregoing restrictions:

(a) no Share Option may be granted to non-employee directors of AltaGas if the granting of such Share Option could result, at any time, in the issuance to such persons (as a group) of a number of Common Shares exceeding 1% of the number of Common Shares then issued and outstanding immediately prior to such issuance; and

(b) within any one fiscal year, the total value of Share Options granted to a non-employee director, as determined by the Board of Directors on the grant date of Share Options to the non-employee director using the Black-Scholes-Merton valuation model, shall not exceed $100,000.

5. ***Participation***

(a) Participation in this Plan shall be entirely voluntary and any decision not to participate shall not affect an Optionee's relationship or employment with AltaGas or an affiliate.

(b) Notwithstanding any express or implied term of this Plan to the contrary, the granting of a Share Option pursuant to this Plan shall in no way be construed as a guarantee to the Optionee of employment by or a contract for services with AltaGas or an affiliate.

(c) Share Options shall not be affected by any change of employment of the Optionee or by the Optionee ceasing to be a director or officer of AltaGas or any of its affiliates where the Optionee continues to be employed on a full time basis by, or continues to be a director or officer of, AltaGas or any of its affiliates.

(d) No Optionee shall have any of the rights of a holder of Common Shares in respect to Common Shares under a Share Option until those Common Shares shall have been paid for in full and

issued on exercise of a Share Option, pursuant to this Plan and to the applicable Stock Option Agreement.

6. ***Stock Option Agreement***

A written agreement will be entered into between AltaGas and each Optionee to whom a Share Option is granted hereunder, which agreement will set out the number of Common Shares subject to option, the exercise price, the vesting dates and conditions, Option Periods and any other terms and conditions approved by the Board of Directors or the Committee all in accordance with the provisions of this Plan. The Stock Option Agreement will be in such form as the Board of Directors may from time to time approve, and may contain such terms as may be considered necessary in order that the Share Option will comply with any provisions respecting options in the income tax or other laws in force in any country or jurisdiction of which the Optionee may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over AltaGas, including without limitation provisions respecting AltaGas' source deduction withholding rights and obligations in connection with such Share Option.

7. ***Exercise of Share Options***

(a) An Optionee shall be entitled to exercise a Share Option granted to him at any time prior to the expiry of the Option Period, subject to vesting and other limitations which may be imposed in the Stock Option Agreement at the time that Share Option is granted. Notwithstanding the foregoing, if the normal expiry of an Option Period falls within any Blackout Period or within seven business days following the end of any Blackout Period, the expiry of the Option Period of such Share Options shall, without any further action, be extended to the date that is seven business days following the end of such Blackout Period. The foregoing extension applies to all Share Options whatever the date of grant and shall not be considered an extension of the term of the Share Options as referred to in Section 11 hereof.

(b) The Option Price of a Share Option granted under this Plan shall be as determined by the Board of Directors when that Share Option is granted subject to any limitations imposed by the Exchange, and shall be an amount at least equal to the Market Price; provided that Share Options granted in exchange for and in substitution of Trust Options shall be granted at the exercise price of such Trust Options on the date of exchange and shall vest and expire on the same dates as provided in the applicable Trust Options exchanged.

8. ***Optionee's Rights Not Transferable***

(a) No right or interest of any Optionee in or under this Plan is assignable or transferable, in whole or in part, either directly or by operation of law or otherwise in any manner except by bequeath or the laws of descent and distribution or if so provided in the Stock Option Agreement with the Optionee, subject to the requirements of, or as otherwise allowed by, an Exchange. Any such right or interest shall be exercisable:

(i) during the lifetime of an Optionee only by that Optionee or his legal representatives; or

(ii) after the death of an Optionee or on the Optionee ceasing to be a director, officer, employee, consultant or other personnel of AltaGas, or an affiliate, only as specified in the Option Agreement with the Optionee.

(b) Subject to the foregoing, the terms of this Plan shall bind AltaGas and each Optionee and his heirs, executors, administrators and personal representatives.

9. ***Takeover or Change of Control***

The Board of Directors shall have the power, in the event of:

(a) any disposition of all or substantially all of the assets of AltaGas on a consolidated basis, on the dissolution, merger, amalgamation or consolidation of AltaGas, with or into any other Person, or the merger, amalgamation or consolidation of any other Person into AltaGas or an affiliate of AltaGas; or

(b) any change of control of AltaGas;

to amend the Stock Option Agreement to permit the exercise of any or all of the remaining Share Options prior to the completion of any such transaction. If the Board of Directors shall exercise that power, the Share Options shall be deemed to have been amended to permit the exercise thereof in whole or in part by the Optionee at any time or from time to time as determined by the Board of Directors prior to the completion of such transaction.

10. ***Anti-Dilution of the Share Option***

In the event of:

(a) any subdivision, redivision or change of the Common Shares at any time during any Option Period into a greater number of Common Shares, AltaGas shall deliver, at the time of any exercise thereafter of the Share Option, that number of Common Shares as would have resulted from that subdivision, redivision or change if the exercise of the Share Option had been made prior to the date of that subdivision, redivision or change;

(b) any consolidation or change of the Common Shares at any time during the term of the Share Option into a lesser number of Common Shares, the number of Common Shares deliverable by AltaGas on any exercise thereafter of the Share Option shall be reduced to that number of Common Shares as would have resulted from that consolidation or change if the exercise of the Share Option had been made prior to the date of that consolidation or change;

(c) any reclassification of the Common Shares at any time outstanding or change of the Common Shares into other securities, or in case of any transfer of the undertaking or assets of AltaGas or any affiliate as an entirety or substantially as an entirety to another corporation, at any time during the term of the Share Option, the Optionee shall be entitled to receive, and shall accept, in lieu of the number of Common Shares to which he or she was theretofore entitled on exercise of the Share Option, the kind and amount of shares and other securities or property which that holder would have been entitled to receive as a result of such reclassification, change, consolidation, amalgamation, merger or transfer if, on the effective date thereof, he or she had been the holder of the number of Common Shares to which he or she was entitled on exercise of the Share Option; or

(d) AltaGas declaring and paying any dividend out of the ordinary course, a special dividend in specie or a stock dividend, the Option Price of all Share Options outstanding on the record date for such dividend shall be reduced by an amount equal to the cash payment or other dividend or the fair market value of the dividend in specie, stock dividend or other dividend, as determined by the Board of Directors in its sole discretion but subject to all necessary regulatory approvals.

Adjustments shall be made successively whenever any event referred to in this Section shall occur. For greater certainty, the Optionee shall pay for the number of shares, other securities or property as aforesaid, the amount the Optionee would have paid if the Optionee had exercised the Share Option hereby granted prior to the effective date of that subdivision, redivision, consolidation or change of the Common Shares of or that reclassification, consolidation, amalgamation, merger or transfer, as the case may be.

11. ***Termination and Amendment***

Subject to the exceptions set out below, and subject to those provisions of applicable law, if any, that require the approval of Shareholders or any governmental or regulatory body (including, without limitation, the Exchange), the

Board of Directors may amend, suspend or terminate this Plan, or any portion thereof or any Share Option, at any time, and may do so without Shareholder approval.

Without limiting the generality of the foregoing, the Board of Directors may make the following types of amendments to this Plan without seeking Shareholder approval:

(a) amendments of a "housekeeping" or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in this Plan or to correct or supplement any provision of this Plan that is inconsistent with any other provision of this Plan;

(b) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the Exchange and the provisions of the *Income Tax Act* (Canada) and regulations thereto, or any other applicable tax law);

(c) amendments respecting the administration of this Plan;

(d) any amendment to the early termination provisions of this Plan or any grant, provided such amendment does not entail extension beyond the original Option Period; and

(e) amendments necessary to suspend or terminate this Plan.

Shareholder approval will be required for the following types of amendments:

(i) any increase in (A) the number of Common Shares that may be issued on the exercise of Share Options granted pursuant to this Plan, if this Plan provides for a fixed number of Share Options reserved for issuance, and (B) the percentage amount of Common Shares that may be issued on the exercise of Share Options granted pursuant to this Plan, if this Plan provides for a percentage amount of Common Shares reserved for issuance;

(ii) any amendment which reduces the Option Price of a Share Option;

(iii) any cancellation and reissuance of a Share Option;

(iv) any amendment extending the term of a Share Option beyond its original Option Period;

(v) any amendment that increases limits imposed on non-employee director participation in this Plan;

(vi) any amendment which would permit Share Options to be transferable or assignable, other than for normal estate settlement purposes;

(vii) amendments to this Section 11; and

(viii) amendments required to be approved by Shareholders under applicable law (including, without limitation, the rules, regulations and policies of the Exchange).

In the event of any conflict between subsections (a) to (e) and subsections (i) to (viii) above, the latter shall prevail.

Except as expressly set forth herein, no action of the Committee, the Board of Directors or Shareholders shall alter or impair the rights of an Optionee without the consent of the affected Optionee under any grant previously granted to the Optionee.

12. *Applicable Law*

This Plan shall be governed by, administered and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

13. *Gender*

Wherever the singular or masculine or neuter is used in this Plan, the same shall be construed as meaning the plural or feminine or body corporate and vice versa, where the context or the parties so require.

14. *Costs*

AltaGas shall pay all costs of administering this Plan.

15. *Effective Date*

This Plan shall become effective as of and from July 1, 2010 and on all necessary shareholder and regulatory approvals being provided.

APPENDIX E

INFORMATION CONCERNING NEW ALTAGAS AMALCO

TABLE OF CONTENTS

NOTICE TO READER

Unless otherwise noted, the disclosure in this Appendix has been prepared assuming that the Arrangement has been effected. Unless otherwise defined herein, all capitalized words and phrases used in this Appendix have the meaning given to such words and phrases in the "Glossary of Terms" in the Information Circular.

FORWARD-LOOKING STATEMENTS

This Appendix contains forward-looking statements. All statements other than statements of historical fact contained in this Appendix are forward-looking statements. Reference is made to "*Information Circular and Proxy Statement — Forward-looking Statements*" in the body of this Information Circular for information regarding forward-looking statements. The forward-looking statements contained in this Appendix are expressly qualified in their entirety by the cautionary statement set forth in the body of this Information Circular under "*Information Circular and Proxy Statement — Forward-looking Statements*". The forward-looking statements included in this Appendix are made as of the date of this Information Circular and the Fund undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless so required by applicable securities laws.

CORPORATE STRUCTURE

Name, Address and Incorporation

New AltaGas Amalco will be the corporation continuing as a successor to the Amalgamating Corporations under the CBCA following the effectiveness of the Arrangement contemplated hereby. Following the completion of the Arrangement, the business and operations of New AltaGas Amalco will be the business and operations currently conducted indirectly by the Fund. The head and principal office of New AltaGas Amalco will be located at 1700, 355 – 4th Avenue S.W., Calgary, Alberta, T2P 0J1.

Organizational Structure of New AltaGas Amalco

The following diagram illustrates the simplified organizational structure of New AltaGas Amalco immediately following the completion of the Arrangement.


AltaGas Holdings #3 Inc.
Former Unitholders and LP#1 B Unit Holders
100%
AltaGas Utility Group Inc.
100%
AltaGas Utility Holdings Inc.
Common Shares (100%)
100%
100%
33⅓%
AltaGas Utilities Inc.
AltaGas Utility Holdings (Nova Scotia) Inc.
Inuvik Gas Ltd.
100%
Heritage Gas Limited
AltaGas Ltd.
100%
Bear Mountain Wind Power Corporation
limited partner (83.9671%)
Common Shares (100%)
99.99%
99.99%
0.01%
AltaGas Holdings Inc.
0.01%
AltaGas Operating Partnership
100%
92.75%
Bear Mountain Wind Limited Partnership
limited partner (14.0924%)
0.15%
99.85%
7.24%
AltaGas Holdings #2 Inc.
Taylor NGL Limited Partnership
AltaGas Power Holdings Partnership
22.59%
0.01%
100% shares
Taylor Management Inc.
100% shares
Taylor Processing Inc.
77.36%
limited partner
0.01%
AltaGas Limited Partnership
0.01%
99.99%
99.9%
general partner (0.1%)
AltaGas Pipeline Partnership
general partner (0.01%)
99.99%
99.99%
99.99%
99.99%
50%
Taylor Gas Liquids Limited Partnership
Joffre Gas Liquids Limited Partnership
Taylor Gas Processing Limited Partnership
Harmattan Gas Processing Limited Partnership
ASTC Power Partnership
AltaGas Energy Limited Partnership
ECNG Energy L.P.
limited Partner (1.9305%)
general partner (0.01%)

Note:

(1) Each of AltaGas Ltd., AltaGas Holdings Inc., AltaGas Holdings #3 Inc., Bear Mountain Wind Power Corporation, AltaGas Utility Group Inc., AltaGas Utility Holdings Inc., AltaGas Utilities Inc., Heritage Gas Limited and Inuvik Gas Ltd. is a corporation incorporated or formed by amalgamation or continuance under the CBCA. Taylor NGL Limited Partnership was established under the laws of Ontario. Bear Mountain Wind Limited Partnership was established under the laws of British Columbia. Each of AltaGas Holdings #2 Inc., Taylor Processing Inc., Taylor Management Inc. and AltaGas Utility Holdings (Nova Scotia) Inc. is a corporation incorporated under the *Business Corporations Act* (Alberta).

Immediately following the completion of the Arrangement, an aggregate of approximately 81,229,889 New AltaGas Amalco Shares will be issued and outstanding, assuming that no Trust Units are issued after the Record Date and prior to the Effective Time.

GENERAL DEVELOPMENT OF THE BUSINESS

Business of New AltaGas Amalco

As at the date hereof, New AltaGas Amalco has not carried on any active business. Pursuant to the Arrangement, New AltaGas Amalco will, directly or indirectly, acquire all of the assets and will assume all of the liabilities of the Fund. The former holders of Securities will be the shareholders of New AltaGas Amalco. For a detailed description of the historical development of the business of the Fund, see "*General Development of the Trust's Business*" in the Fund AIF. For a description of the business to be carried on by New AltaGas Amalco following completion of the Arrangement, see "*Description of the Business*" in this Appendix.

New AltaGas Amalco will become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement.

The TSX has conditionally approved the substitutional listing of the New AltaGas Amalco Shares issuable pursuant to the Arrangement, subject to New AltaGas Amalco fulfilling the requirements of the TSX.

DESCRIPTION OF THE BUSINESS

General

Following completion of the Arrangement, New AltaGas Amalco will carry on the business currently indirectly carried on by the Fund.

The Fund is an unincorporated open-ended investment trust governed by the laws of Alberta and created pursuant to the Declaration of Trust.

The Fund's vision is to be a leading North American energy infrastructure company with a focus in Canada and the northern and western United States. To achieve its vision, the Fund capitalizes on its solid base business, operational expertise and financial strength and focuses on increasing the value and profitability of its existing assets and growing and diversifying its business.

The Fund is a natural gas and power infrastructure business with physical and economic links along the energy value chain. The Fund's efficient, reliable and profitable assets, market knowledge and financial discipline have resulted in the creation of long-term value for its investors. The Fund focuses on maximizing the profitability of its assets, providing services that are complementary to its existing business, and growing through the acquisition and development of additional energy infrastructure.

The Fund's gas infrastructure touches more than 2 Bcf/d of natural gas and includes natural gas gathering and processing, transmission, distribution and storage. The power business includes infrastructure and contractual arrangements, with generating capacity of 494 MW, with a portfolio that includes conventional power generation in Alberta and renewable power generation in British Columbia. In addition to assets in operation the Fund expects to invest approximately $2 billion over the next 5 years to develop and construct both gas and power assets in Canada and the northern and western United States.

The business of the Fund is conducted through three segments; gas, power and corporate. The gas segment's business activities include extraction and transmission, field gathering and processing, energy services, and natural gas storage and distribution. The power segment's generating capacity consists of conventional coal-fired generation, gas-fired peaking plants, wind power and hydroelectric generation. The corporate segment consists of opportunistic investments (including an investment in geothermal power generation), risk management contract results and revenues and expenses not directly identifiable with the operating segments.

Gas Segment

- Extraction and Transmission consists of AltaGas' interests in ethane and NGL extraction plants and natural gas and NGL transmission systems.
- Field Gathering and Processing includes natural gas gathering pipelines and processing facilities as well as AltaGas' investments in businesses ancillary to the field gathering and processing business.
- Natural Gas Distribution includes regulated natural gas transmission and distribution facilities in Alberta, Nova Scotia and the Northwest Territories, Canada.
- Energy Services consists of two main businesses: energy management services and gas services, including gas storage.

Power Segment

- Power Generation consists of AltaGas' interests in coal-fired and gas-fired generation, wind power, run-of-river power and interests in wind and run-of-river renewable power projects under development.

Corporate Segment

- Corporate includes the cost of providing services and general corporate overhead, investments in public and private entities and the effects of changes in the value of risk management assets and liabilities.

A complete description of the business and operations to be carried on by New AltaGas Amalco following completion of the Arrangement, including each of New AltaGas Amalco's operating divisions is provided in the Fund AIF, which is incorporated by reference herein. See "*General Development of the Trust's Business*" and "*Business of the Trust*" in the Fund AIF.

Business Plans

New AltaGas Amalco will continue the business plan of the Fund.

New AltaGas Amalco's strategy is to increase shareholder value through the delivery of sustainable and increasing earnings and cash flow from its existing assets, as well as from the growth of its business through acquisition and construction of new gas and power infrastructure with long economic lives. Investments are diversified by revenue source, fuel source, contractual term, exposure to industry cycle and location. New AltaGas Amalco expects growth in its business to be evenly split between gas and power over the long-term through investments in Canada and the northern and western United States. New AltaGas Amalco, through its predecessor the Fund, has a strong track record of employing its operational expertise, energy market knowledge and financial discipline and strength to deliver sustainable returns to its investors. New AltaGas Amalco positions its services along the energy value chain linking energy production to energy users. The sound long-term supply and demand fundamentals for gas and power form the foundation for New AltaGas Amalco's strategy.

As part of its growth strategy, New AltaGas Amalco plans to acquire and construct both gas and power infrastructure. In executing its growth strategy for new construction projects, New AltaGas Amalco employs project management processes and disciplines. Engineering design is performed by outside engineering firms selected on the basis of best fit for a given project. For large projects, construction management is also provided by outside experts with specific experience in the execution of similar projects. New AltaGas Amalco project management processes coördinate the contracting and deployment of internal and external expertise to manage execution risk.

New AltaGas Amalco identifies, evaluates and pursues growth opportunities that offer strong financial returns and earnings and cash flow accretion, as well as providing the appropriate balance between risk and return. New AltaGas Amalco remains open to opportunities and may deploy capital in gas and power infrastructure not currently represented within its portfolio.

New AltaGas Amalco differentiates itself from its peers and competitors by linking its operating experience, gas and power market knowledge, business and financial expertise and by capitalizing on the natural hedges within its business and its strong risk management expertise.

A complete description of the strategy to be carried on by New AltaGas Amalco following completion of the Arrangement, is provided in the Fund AIF, which is incorporated by reference herein. See "*AltaGas' Strategy*" in the Fund AIF.

Management Team

New AltaGas Amalco's proposed management team is experienced in the oil and gas services industry and exhibits the required skills to create a growth-oriented energy services company: strong technical skills; expertise in planning and financial controls; ability to execute on business development opportunities; and an entrepreneurial spirit that will allow New AltaGas Amalco to effectively identify, evaluate and execute on value-added initiatives. See "*Directors and Officers*" in this Appendix.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of New AltaGas Amalco consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. The following is a summary of the rights, privileges, restrictions and conditions attaching to the securities of New AltaGas Amalco, which will, upon completion of the Arrangement, comprise the share capital of New AltaGas Amalco.

New AltaGas Amalco Shares

Holders of New AltaGas Amalco Shares are entitled to one vote per share at meetings of shareholders of New AltaGas Amalco, to receive dividends if, as and when declared by the board of directors of New AltaGas Amalco and to receive *pro rata* the remaining property and assets of New AltaGas Amalco upon its dissolution or winding-up, subject to the rights of shares having priority over the New AltaGas Amalco Shares.

Preferred Shares

Each series of preferred shares shall consist of such number of shares and having such rights, privileges, restrictions and conditions as maybe determined by the board of directors of New AltaGas Amalco prior to the issuance thereof. Holders of preferred shares, except as required by law, will not be entitled to vote at meetings of shareholders of New AltaGas Amalco. With respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of New AltaGas Amalco, whether voluntary or involuntary, the preferred shares are entitled to preference over the New AltaGas Amalco Shares and any other shares ranking junior to the preferred shares from time to time and may also be given such other preferences over the common shares and any other shares ranking junior to the preferred shares as may be determined at the time of creation of such series.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the consolidated share and loan capital of the Fund since December 31, 2009. On March 29, 2010, the Fund completed its $200 million issue of senior unsecured medium term notes, the proceeds of which were used to pay down existing indebtedness and for general corporate purposes. As a result, the net change in loan capital of the Fund did not materially change the balance of loan capital outstanding. After giving effect to the Arrangement, the equity of New AltaGas Amalco on a consolidated based is expected to be unchanged from that of the Fund. The number of issued and outstanding New AltaGas Amalco shares will be equal to the number of issued and outstanding Trust Units and LP #1 B Units immediately prior to the Arrangement. There is no change in values or in presentation of loan capital between the Fund and New AltaGas Amalco after giving effect of the Arrangement.

The following table sets forth the unaudited consolidated capitalization of New AltaGas Amalco that would exist as at December 31, 2009 and March 31, 2010 after giving effect to the completion of the Arrangement.

Designation	Authorized	December 31, 2009	March 31, 2010
Shareholders' Equity		$982,662	$995,787
Contributed Surplus		$5,621	$6,689
Warrants		$4,500	
Total Capitalization		**$992,783**	**$1,002,476**
New AltaGas Amalco Shares	Unlimited	80,315,604	81,049,228

Note:

(1) All dollar amounts in thousands.

OPTIONS

At the Meeting, Securityholders will be asked to approve the New AltaGas Stock Option Plan of New AltaGas. Subject to the approval of Securityholders at the Meeting, pursuant to the Arrangement New AltaGas Amalco (as the continuing corporation following the Amalgamation) will assume the New AltaGas Stock Option Plan adopted by New AltaGas and will grant Share Options to directors, officers, and employees of, and consultants to, New AltaGas Amalco and its affiliates.

The New AltaGas Stock Option Plan provides that the maximum number of New AltaGas Shares that may be issued on the exercise of options granted under the New AltaGas Stock Option Plan (excluding options granted in exchange for and in substitution of Fund Options), together with New AltaGas Shares that may be issuable pursuant to other security based compensation agreements, shall not exceed 10% of the aggregate of the outstanding New AltaGas Shares, or such greater number of New AltaGas Shares as may be determined by the board of directors and approved, if required, by the shareholders and by the TSX, not exceeding the maximum number of New AltaGas Shares permitted under the rules of the TSX, subject to adjustment.

Pursuant to the Arrangement, New AltaGas Amalco will assume the obligations of the Fund in respect of outstanding Fund Options and the Fund Options shall be, and shall be deemed to be, exchanged for Share Options which shall be and shall be deemed to be, issued to the holders of the Fund Options so exchanged, on the basis that for each Fund Option so exchanged, the Fund Option holder shall receive in exchange therefor one Share Option, having the same terms, conditions and value as the Fund Option so exchanged. Upon the exercise of Share Options so exchanged, holders will receive the number of New AltaGas Amalco Shares equal to the number of Trust Units they would have otherwise been entitled to receive in accordance with the Trust Unit Option Plan.

If the New AltaGas Stock Option Plan is not approved by Securityholders at the Meeting, the outstanding Fund Options shall be amended such that holders will thereafter be entitled to acquire New AltaGas Amalco Shares rather than Trust Units upon exercise of Fund Options from and after the Effective Time, but otherwise the Fund Options shall continue to be subject to the same terms and conditions as originally granted and the Trust Unit Option Plan will be amended to give effect to the foregoing.

Holders of vested Fund Options may elect to exercise their Fund Options prior to the Effective Time and participate as Unitholders in the Arrangement. See "*The Arrangement – Treatment of Fund Options*" in the Information Circular.

For a complete description of the terms of the New AltaGas Stock Option Plan to be approved by Securityholders at the Meeting, see "*Other Matters to be Acted Upon at the Meeting – Approval of New AltaGas Stock Option Plan*" in the Information Circular and Appendix D to the Information Circular.

DIVIDEND RECORD AND POLICY

New AltaGas Amalco has not yet been formed nor conducted any operations and will not have declared nor paid any dividends prior to the Effective Date. Upon completion of the Arrangement, New AltaGas Amalco intends to initially declare annual dividends in the aggregate amount of $1.32 per New AltaGas Amalco Share to be paid monthly, the first of which is expected to be declared to New AltaGas Amalco Shareholders of record on or about July 26, 2010 and paid on or about August 16, 2010.

Any decision to pay dividends on the New AltaGas Amalco Shares will be made by the board of directors of New AltaGas Amalco on the basis of New AltaGas Amalco's earnings, financial requirements and other conditions existing at such future time. As the cash flow available for the payment of dividends to New AltaGas Amalco Shareholders will be a function of numerous factors, including New AltaGas Amalco's financial performance, the impact of interest rates, electricity prices, gas and natural gas liquids prices, weather, debt covenants and obligations, working capital requirements, future capital requirements and the number of New AltaGas Amalco Shares outstanding, depending on the operations of New AltaGas Amalco and the performance of its assets, dividends may be reduced or suspended entirely. The market value of the New AltaGas Amalco Shares may deteriorate if New AltaGas Amalco is unable to meet its dividend targets in the future, and that deterioration may be material. See "*Risk Factors*".

PRIOR SALES

As New AltaGas Amalco will be the result of the Amalgamation of the General Partner, New AltaGas and AltaGas pursuant to the Arrangement, there will be no issuance of any securities from New AltaGas Amalco's share capital prior to the Effective Date.

TRADING PRICE AND VOLUME

The New AltaGas Amalco Shares are not currently traded or quoted on a Canadian marketplace, as New AltaGas Amalco has not yet been formed. The TSX has conditionally approved the substitutional listing of the New AltaGas Amalco Shares issuable pursuant to the Arrangement, subject to New AltaGas Amalco fulfilling the requirements of the TSX.

ESCROWED SECURITIES

No securities of any class of securities of New AltaGas Amalco are anticipated to be held in escrow following the completion of the Arrangement.

PRINCIPAL SHAREHOLDERS

Immediately following completion of the Arrangement, to the best of the knowledge of the Board of Directors and the executive officers of AltaGas, there are no persons or companies who will beneficially own, or control or direct, directly or indirectly, New AltaGas Amalco Shares carrying in aggregate 10 percent or more of the votes attached to all of the issued and outstanding New AltaGas Amalco Shares.

DIRECTORS AND OFFICERS

See "*Other Matters to be Acted Upon at the Meeting – Fixing the Number of Directors and Election of Directors of the General Partner*" in the Information Circular for the name, place of residence, date first elected as a director of the General Partner and positions for each of the proposed directors of New AltaGas Amalco upon completion of the Arrangement, together with their principal occupations during the last five years and certain other background information.

The names of each of the proposed directors of New AltaGas Amalco are as follows, together with their principal occupations during the last five years and certain other background information:

Name of Proposed Director and Municipality of Residence	Principal Occupation During the Past Five Years
David W. Cornhill Calgary, Alberta, Canada	David Cornhill is Chairman and Chief Executive Officer of AltaGas and the General Partner. Mr. Cornhill is a founding member of AltaGas Services Inc., predecessor to the Fund. He has served as Chairman and Chief Executive Officer since AltaGas Services Inc.'s inception on April 1, 1994 and was appointed as a director of the General Partner on May 1, 2004. Prior to forming AltaGas Services Inc., Mr. Cornhill served in the capacities of Vice President, Finance and Administration, and Treasurer at Alberta and Southern Gas Co. Ltd. from 1991 to 1993 and as President and Chief Executive Officer until March 31, 1994.
Allan L. Edgeworth Calgary, Alberta, Canada	Allan Edgeworth has been the President of ALE Energy Inc. (a private consulting company) since January 2005 and is a Commission Member of the Alberta Securities Commission. Mr. Edgeworth was the President and CEO of Alliance Pipeline Ltd. from 2001 until December 2004. Mr. Edgeworth joined Alliance Pipeline Ltd. in 1998 as Executive Vice President and Chief Operating Officer.
Hugh A. Fergusson Calgary, Alberta, Canada	Mr. Fergusson is currently the President of Argyle Resources Inc. (a private energy consulting organization) and is a senior affiliate of the Implementation & Advisory Group Ltd. (a government relations and project management firm). He is also a director of the Canadian Energy Research Institute, the Alberta Electric System Operator and Galileo Educational Network. Mr. Fergusson was a director of Taylor Gas Liquids Ltd., general partner of Taylor NGL Limited Partnership, from January 1, 2005 until January 10, 2008. Mr. Fergusson was employed for over 25 years with The Dow Chemical Company, an international chemicals company listed on numerous stock exchanges, prior to his retirement in 2004 as the Vice President, Hydrocarbons and Energy of Dow Chemical Canada Inc.
Denis C. Fonteyne Calgary, Alberta, Canada	Denis Fonteyne is the President of Dendon Resources Ltd. (a private consulting company), has been a natural gas industry consultant since 1997 and brings over 40 years of industry experience to the board of directors. Mr. Fonteyne has held a number of senior executive positions in the oil and gas industry, including 8 years of employment by CanStates Gas Marketing Ltd. prior to his retirement as Executive Vice-President in 1996.
Daryl H. Gilbert Calgary, Alberta, Canada	Daryl Gilbert joined JOG Capital Inc. in May 2008 as a Managing Director and Investment Committee Member, and prior thereto was an independent businessman since January 2005. Prior to that, Mr. Gilbert was President and Chief Executive Officer of Gilbert Laustsen Jung Associates Ltd., an engineering consulting firm.

Name of Proposed Director and Municipality of Residence	Principal Occupation During the Past Five Years
Robert B. Hodgins Calgary, Alberta, Canada	Robert Hodgins has been an independent businessman since November 2004. Prior to that, Mr. Hodgins served as the Chief Financial Officer of Pengrowth Corporation from 2002 to 2004. Prior to that, Mr. Hodgins held the position of Vice President and Treasurer of Canadian Pacific Limited from 1998 to 2002 and was Chief Financial Officer of TransCanada PipeLines Limited from 1993 to 1998.
Myron F. Kanik Qualicum Beach, British Columbia, Canada	Myron Kanik has been the President of Kanik and Associates Ltd., an energy industry consulting company, since 1999. Mr. Kanik was President of the Canadian Energy Pipeline Association from 1993 to 1999, and prior thereto was with the Alberta Department of Energy where he served in various capacities, including Deputy Minister.
David F. Mackie Houston, Texas, USA	David Mackie is a U.S.-based natural gas industry consultant and venture capital investor. Mr. Mackie brings a broad range of experience to the board of directors, having spent more than 32 years in various executive capacities, primarily with El Paso Natural Gas Co. and Transco Energy Co. He also has extensive consulting experience with many senior energy companies and the Maritimes and Northeast Pipeline Project.
M. Neil McCrank, Q.C. Calgary, Alberta, Canada	Neil McCrank is counsel to the Calgary office of Borden Ladner Gervais LLP. Mr. McCrank was Chairman of the Alberta Energy and Utilities Board from 1998 to 2007. Prior thereto he was with the Alberta Department of Justice serving in various capacities, including Deputy Minister of Justice from 1989 to 1998. He currently serves as Chairman of the Canadian Energy Research Institute and Chairman of the Canadian Association of the World Petroleum Council, and is a consultant to all provincial and territorial governments in Canada with respect to justice issues.

The names and positions for each of the initial officers of New AltaGas Amalco are as follows, together with their principal occupations during the last five years and certain other background information:

Name of Officer, Municipality of Residence and Position with New AltaGas Amalco	Principal Occupation During the Past Five Years
David W. Cornhill Calgary, Alberta, Canada Chairman and Chief Executive Officer	David Cornhill is Chairman and Chief Executive Officer of AltaGas and the General Partner. Mr. Cornhill is a founding member of AltaGas Services Inc., predecessor to the Fund. He has served as Chairman and Chief Executive Officer since AltaGas Services Inc.'s inception on April 1, 1994 and was appointed as a director of the General Partner on May 1, 2004. Prior to forming AltaGas Services Inc., Mr. Cornhill served in the capacities of Vice President, Finance and Administration, and Treasurer at Alberta and Southern Gas Co. Ltd. from 1991 to 1993 and as President and Chief Executive Officer until March 31, 1994.

Name of Officer, Municipality of Residence and Position with New AltaGas Amalco	Principal Occupation During the Past Five Years
Richard M. Alexander Calgary, Alberta, Canada President and Chief Operating Officer	President and Chief Operating Officer of AltaGas and the General Partner from January 2008. Executive Vice President Chief Operating Officer and Chief Financial Officer from January 2007 to January 2008. Senior Vice President Finance and Chief Financial Officer from May 2006 to January 2007. Vice President Finance and Chief Financial Officer Niko Resources Ltd. October 2003 to April 2006. Vice President Investor Relations and Communications of Husky Energy Inc. from July 2001 to September 2003. Treasurer Husky Energy Inc. August 2000 to July 2001.
Gregory A. Aarssen Chatham, Ontario, Canada Vice President Corporate Affairs	Vice President Corporate Affairs of AltaGas from January 2008. Divisional Vice President Energy Management from January 2007 to January 2008. Vice President Retail Services PremStar October 2004 to January 2007. Vice President PremStar Energy Canada Ltd. January 1998 to October 2004.
Nancy A. Anderson Calgary, Alberta, Canada Vice President Renewable Energy Wind	Vice President Renewable Energy Wind of AltaGas from December 2008. Vice President Business Development since June 2005. Divisional Vice President Power Services from 2002 to 2005. Senior Vice President El Paso Merchant Energy Canada from 1999 to 2001.
Jeremy R. Baines Calgary, Alberta, Canada Vice President and Treasurer	Vice President and Treasurer of AltaGas from September 2009. Treasurer from July 2005 to August 2009. Manager Corporate Finance Agrium Inc. from 2002 to 2005. Treasury Manager Agrium Inc. from 1999 to 2002.
James B. Bracken Calgary, Alberta, Canada Senior Vice President Major Projects	Senior Vice President Major Projects of AltaGas from June 2007. Senior Vice President Energy Services and Power March 2006 to June 2007. Senior Vice President Energy Services from June 2005 to March 2006. Divisional Vice President Gas Services from 2004 to 2005. Managing Director Advisory Services for Acres Management Consulting from 2002 to 2004. Principal with PA Consulting Group from 2000 to 2001.
Douglas H. Brown Bellingham, Washington, U.S.A. Divisional Vice President Renewable Energy Hydro	Divisional Vice President Renewable Energy Hydro of AltaGas from July 2008. Prior thereto Vice President Business Development for NovaGold Resources Inc. from June 2003.
Dennis A. Dawson Calgary, Alberta, Canada Vice President General Counsel and Corporate Secretary	Vice President General Counsel and Corporate Secretary of AltaGas since 1998 and the General Partner since 2004.
Massimiliano Fantuz Chatham, Ontario, Canada Executive Vice President	Executive Vice President of AltaGas from January 2008. Vice President January 2007 to January 2008. Divisional Vice President Gas Services from 2005 to January 2007. President PremStar Energy Canada Limited Partnership from 2004. President PremStar Energy Canada Ltd. from 1998 to 2004.
Bradley G.H. Mattson Calgary, Alberta, Canada Vice President and Corporate Controller	Vice President and Corporate Controller of AltaGas from January 2008. Prior thereto, Chief Financial Officer, Taylor Gas Liquids Ltd.

Name of Officer, Municipality of Residence and Position with New AltaGas Amalco	Principal Occupation During the Past Five Years
Marilyn A. Pfaefflin Calgary, Alberta, Canada Divisional Vice President Transmission	Divisional Vice President Transmission of AltaGas from June 2005. Treasurer from 1998 to June 2005.
Deborah S. Stein Calgary, Alberta, Canada Vice President Finance and Chief Financial Officer	Vice President Finance and Chief Financial Officer of AltaGas and the General Partner from January 2008. Vice President Finance from January 2007 to January 2008. Vice President Controller from October 2005 to January 2007. Vice President Corporate Risk from January to October 2005. Manager Investor Relations TransCanada Pipelines Limited from 2001 to 2005.
Kent E. Stout Calgary, Alberta, Canada Vice President Corporate Resources	Vice President Corporate Resources of AltaGas from 2002. Director Human Resources from 1999 to 2002.
Randy W. Toone Calgary, Alberta, Canada Divisional Vice President Field Gathering and Processing and Energy Services	Divisional Vice President Field Gathering and Processing and Energy Services of AltaGas from October 2009. Divisional Vice President Field Gathering and Processing since February 2009. Divisional Vice President Extraction and Transmission from January 2007 to February 2009. Operations Manager Extraction and Transmission from November 2004 to January 2007. Senior Operations Engineer November 2003 to November 2004. Plant Engineer Williams Energy Canada January 2002 to November 2003.
David R. Tulk Calgary, Alberta, Canada Divisional Vice President Extraction and Transmission	Divisional Vice President Extraction and Transmission of AltaGas from November 2009. Vice President of NGLs for NOVA Chemicals from 2006 until August 2009. Mr. Tulk was employed for twenty-seven years with the NOVA group of companies in a variety of commercial, business development and engineering roles.
David R. Wright Calgary, Alberta, Canada Executive Vice President Strategy and Corporate Development	Executive Vice President Strategy and Corporate Development of AltaGas and the General Partner from January 2008. Executive Vice President from January 2007 to January 2008. Executive consultant 2005 to January 2007. Executive Vice President General Counsel and Corporate Secretary EPCOR Utilities Inc. from 2001 to 2005. Prior thereto Partner with Borden Ladner Gervais LLP and Howard Mackie.

After giving effect to the Arrangement, and based on certain assumptions (including the assumption that no Trust Units are issued following the Record Date), the directors and executive officers of New AltaGas Amalco, as a group, will beneficially own or control or direct, directly or indirectly, an aggregate of 3,540,333 New AltaGas Amalco Shares, representing approximately 4.36% of the issued and outstanding New AltaGas Amalco Shares.

Personnel

As at the date of the Information Circular, New AltaGas Amalco has no employees. After giving effect to the Arrangement, the current employees of AltaGas will become employees of New AltaGas Amalco, while the employees of the operating entities will remain employees of the operating entities. At December 31, 2009 AltaGas and its subsidiaries employed a total of 859 individuals, of which there were 648 individuals employed in the Gas Segment's businesses, 38 individuals employed in the Power Segment and 173 individuals employed in the Corporate Segment.

CONFLICTS OF INTEREST

There are potential conflicts of interest to which the directors and officers of New AltaGas Amalco will be subject in connection with the operations of New AltaGas Amalco. Conflicts, if any, will be subject to the procedures and remedies available under the CBCA. The CBCA provides that in the event a director or officer of a company is a party to, or is a director or officer of, or has a material interest in any person who is a party to, a material contract or proposed material contract with New AltaGas Amalco, the director shall disclose his interest in such contract and, in the case of directors, shall refrain from voting on any matter in respect of such contract unless otherwise provided by the CBCA. As at the date of the Information Circular, the Board and management of the General Partner and AltaGas is not aware of any existing or potential material conflicts of interest between New AltaGas Amalco and any proposed director or officer of New AltaGas Amalco.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

To date, New AltaGas Amalco has not carried on any active business and has not completed a fiscal year of operations. No compensation has been paid by New AltaGas Amalco to its executive officers or directors and none will be paid until after the Arrangement is completed. The proposed directors and executive officers of New AltaGas Amalco are currently compensated by the General Partner or AltaGas.

New AltaGas Amalco's compensation policies are expected to be similarly structured to those of the General Partner and AltaGas. See "*Statement of Executive Compensation*" in Appendix F to the Information Circular.

Subject to the approval of Securityholders at the Meeting, on the completion of the Arrangement New AltaGas Amalco (as the continuing corporation following the Amalgamation) will assume the New AltaGas Stock Option Plan adopted by New AltaGas and will grant Share Options to directors, officers, and employees of, and consultants to, New AltaGas Amalco and its affiliates. See "*Other Matters to be Acted Upon at the Meeting – Approval of New AltaGas Stock Option Plan*" in the Information Circular.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There exists no indebtedness of the intended directors or executive officers of New AltaGas Amalco, or any of their associates, to New AltaGas Amalco or any of the Amalgamating Corporations, nor is any indebtedness of any of such persons to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by New AltaGas Amalco.

AUDIT COMMITTEE AND CORPORATE GOVERNANCE

Following the completion of the Arrangement, it is anticipated that New AltaGas Amalco will adopt the audit committee and corporate governance policies of the Fund. See "*Fund Governance*" in Appendix F to the Information Circular and "*Schedule A - Audit Committee Mandate*" in the Fund AIF.

RISK FACTORS

Capital Markets

As a result of the weakened global economic situation, New AltaGas Amalco may have restricted access to capital and increased borrowing costs. The lending capacity of all financial institutions has diminished and risk premiums have increased. As New AltaGas Amalco's future capital expenditures will be financed out of cash generated from operations, borrowings and possible future equity sales, New AltaGas Amalco's ability to do so is dependent on, among other factors, the overall state of capital markets and investor demand for investments in the energy industry and New AltaGas Amalco's securities in particular. To the extent that external sources of capital become limited or unavailable or available on onerous terms, New AltaGas Amalco's ability to make capital investments and maintain existing assets may be impaired, and its assets, liabilities, business, financial condition, results of operations and dividends may be materially and adversely affected as a result.

Potential Dilution

New AltaGas Amalco may issue additional New AltaGas Amalco Shares in the future to directly or indirectly fund capital expenditure requirements of entities now or hereafter owned directly or indirectly by New AltaGas Amalco, including to finance acquisitions by those entities. Such additional New AltaGas Amalco Shares may be issued without the approval of New AltaGas Amalco Shareholders.

Variability of Dividends

The cash flow from operations of New AltaGas Amalco available for the payment of dividends to New AltaGas Amalco Shareholders is a function of numerous factors, including New AltaGas Amalco's financial performance, the impact of interest rates, electricity prices, natural gas and NGL prices, debt covenants and obligations, working capital requirements and future capital requirements. Dividends may be reduced or suspended entirely depending on the operations of New AltaGas Amalco and the performance of its assets. The market value of the New AltaGas Amalco Shares may deteriorate if New AltaGas Amalco is unable to meet its dividend targets in the future, and that deterioration may be material.

Changes in Legislation

Environmental and applicable operating legislation may be changed in a manner which adversely affects New AltaGas Amalco through the imposition of restrictions on its business activities or by the introduction of regulations that increase New AltaGas Amalco's operating costs thereby indirectly affecting New AltaGas Amalco and potentially reducing dividends to New AltaGas Amalco Shareholders.

Debt Service

New AltaGas Amalco or its affiliates may, from time to time, finance a significant portion of their operations through debt. Amounts paid in respect of interest and principal on debt incurred by these entities may impair the ability to satisfy any obligations under its indebtedness held by New AltaGas Amalco or indirectly by New AltaGas Amalco. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service. Ultimately, this may result in lower levels of cash flow of New AltaGas Amalco and could reduce dividends to New AltaGas Amalco Shareholders. Loans to New AltaGas Amalco or its affiliates are subject to customary covenants and financial tests which may in certain circumstances restrict New AltaGas Amalco's ability to grow or to provide dividends to New AltaGas Amalco Shareholders.

Refinancing Risk

Each of the AltaGas LP #1 credit facilities has a maturity date, on which date and on the Effective Date absent replacement, extension or renewal, the indebtedness under the respective credit facility becomes repayable in its entirety. To the extent any of the AltaGas LP #1 credit facilities are not replaced or extended on or before their respective maturity dates or the Effective Date, or are not replaced, extended or renewed for the same or similar amounts or on the same or similar terms, New AltaGas Amalco's ability to fund ongoing operations could be impaired.

Dependence on Operating Entities

New AltaGas Amalco is dependent upon the success of the operations of affiliates. Accordingly, the dividends to New AltaGas Amalco Shareholders will be dependent in part on the ability of these entities to generate cash flow.

Operating Risk

Current operations are subject to the risks normally associated with the operation and development of natural gas and power systems and facilities, including mechanical failure, physical degradation, operator error, manufacturer defects, sabotage, terrorism, failure of supply, weather, wind or water resource deviation, catastrophic events and

natural disasters. The occurrence or continuation of any of these events could increase New AltaGas Amalco's costs and reduce its ability to process, transport or deliver natural gas or generate or deliver power.

Facility Throughput

New AltaGas Amalco's extraction and field gathering and processing facilities process natural gas from the WCSB and its transmission facilities transport natural gas, ethane and NGLs from the WCSB. Throughput at these facilities is dependent on a number of factors, including the level of exploration and development activity within the WCSB, the long-term supply and demand dynamics for natural gas, ethane and NGLs and the regulatory environment for market participants. New AltaGas Amalco may be exposed to declining cash flows and profitability arising from reduced natural gas throughput, ethane and NGL production and from rising operating costs.

Composition Risk

The extraction business is influenced by the composition of natural gas produced in the WCSB and processed at New AltaGas Amalco's facilities. The composition of the gas stream has the potential to vary over time due to factors such as the level of processing done at plants upstream of New AltaGas Amalco's facilities and the composition of the natural gas produced from reservoirs upstream of New AltaGas Amalco's facilities.

Market Risk

New AltaGas Amalco is exposed to market risks resulting from movements in commodity prices and interest rates.

Electricity Prices

New AltaGas Amalco's revenue from sales related to PPAs and Alberta peaking plant generation is subject to Alberta electricity market factors such as fluctuating supply and demand, which may be affected by weather, customer usage, economic activity and growth.

Natural Gas Liquids Prices

New AltaGas Amalco's revenue from sales related to natural gas liquids is subject to natural gas liquids price fluctuations.

Interest Rates

New AltaGas Amalco is exposed to interest rate fluctuations on variable rate debt.

Foreign Currency Exchange Rates

New AltaGas Amalco is exposed to foreign currency exchange rate fluctuations.

Regulatory

New AltaGas Amalco's businesses are subject to regulation in the jurisdictions in which they carry on business. Changes in the regulatory environment may be beyond New AltaGas Amalco's control and may significantly affect New AltaGas Amalco's businesses, results of operations and financial conditions. Pipelines and facilities can be subject to common carrier and common processor applications and to rate setting by the regulatory authorities. Power facilities are subject to regulatory approvals and regulatory changes in tariffs, market structure and penalties. The natural gas distribution businesses are subject to regulatory approvals and regulatory changes.

Counterparty and Credit Risk

New AltaGas Amalco is exposed to credit-related losses in the event that counterparties to contracts fail to fulfill their present or future obligations to New AltaGas Amalco. New AltaGas Amalco has credit risk relating to numerous industrial, commercial and institutional counterparties.

Collateral

If counterparties' credit exposure to New AltaGas Amalco exceeds the unsecured credit limits granted, New AltaGas Amalco may have to provide collateral in the form of letters of credit.

Harmattan Complex – Representation, Management and Processing Agreements

If New AltaGas Amalco becomes insolvent or is in material default under the terms of the Representation, Management and Processing Agreements for an extended period, effective ownership of the natural gas processing plant within the Harmattan Complex can be claimed by the original Harmattan Complex owners for a nominal fee.

Harmattan Complex – Environment

Management has identified environmental issues associated with the prior activities of the Harmattan Complex. There are indications of significant groundwater and soil contamination resulting from the Harmattan Complex's prior activities. There is a risk that the costs of addressing these environmental issues could be significant.

Labour Relations

The operations and maintenance staff at the Younger Extraction Plant and some employees of AltaGas Utilities Inc. are members of the Communications, Energy and Paperworkers' Union of Canada. Labour disruptions could restrict the ability of the Younger Extraction Plant to process natural gas and produce NGLs and therefore affect New AltaGas Amalco's cash flow, net income and cash available for the payment of dividends. Labour disruptions at AltaGas Utilities Inc. could impact its ongoing operations.

Aboriginal Land Claims

Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of the lands in western Canada. Such claims, if successful, could have a significant adverse effect on natural gas production and power development and generation in Alberta and British Columbia which could have a materially adverse effect on the volume of natural gas processed at New AltaGas Amalco's facilities, the power produced by New AltaGas Amalco's facilities or on development of new facilities for gathering and processing, power generation or extraction and transmission.

Crown Duty to Consult First Nations

The federal and provincial governments in Canada have a duty to consult and, where appropriate, accommodate aboriginal people where the interests of the aboriginal peoples may be affected by a Crown action or decision. Accordingly, the Crown's duty may result in regulatory approvals being delayed or not being obtained.

Construction and Development

The development, construction and future operation of natural gas and power facilities can be affected adversely by changes in government policy and regulation, environmental concerns, increases in capital and construction costs, construction delays, increases in interest rates and competition in the industry. In the event that any one of these factors emerges, the actual results may vary materially from projections, including projections of costs, natural gas facility utilization or throughput, power production, future revenue and earnings.

The construction and development of New AltaGas Amalco's natural gas and power projects and their future operations are subject to changes in the policies and laws of both Canadian and U.S. federal, provincial and state

governments, including regulatory approvals and regulations relating to the environment, land use, health, culture, conflicts of interest with other parties and other matters beyond the direct control of New AltaGas Amalco.

Weather and Long Term Wind or Hydrology Data

New AltaGas Amalco's run-of-river power projects once built may be subject to significant variations in the stream flow necessary for power generation. New AltaGas Amalco relies on hydrological studies and data to confirm that sufficient water flow is available to generate sufficient electricity to determine the economic viability of its projects. There can be no assurance that the long-term historical water availability will remain unchanged or that no material hydrologic event will impact the hydrologic conditions that exist within the watersheds. Annual and seasonal deviations from the long-term average can be significant.

New AltaGas Amalco's wind power projects once built may be subject to significant variations in wind which could affect the amount of power generated. New AltaGas Amalco relies on wind studies and data to confirm that sufficient wind flows are available to generate sufficient electricity to determine the economic viability of its projects. There can be no assurance that the long-term historical wind patterns will remain unchanged. Annual and seasonal deviations from the long-term average can be significant.

The natural gas distribution business is highly seasonal, with the majority of natural gas demand occurring during the winter heating season, the length of which varies in each jurisdiction. Natural gas distribution revenue during the winter typically accounts for the largest share of annual natural gas distribution revenue.

Absence of Market

The Fund has received conditional approval for the listing of the New AltaGas Amalco Shares on the TSX, subject to New AltaGas Amalco fulfilling the requirements of the TSX. There can be no assurance that the New AltaGas Amalco Shares will be listed on the TSX or on any other stock exchange, that an active trading market will develop or, if one develops, it will be sustained.

REGULATORY ACTIONS

There have been (i) no penalties or sanctions imposed against New AltaGas Amalco or its related entities by a court relating to securities legislation or by a securities regulatory authority; (ii) no other penalties or sanctions imposed by a court or regulatory body against New AltaGas Amalco; and (iii) no settlement agreements New AltaGas Amalco entered into with a court relating to securities legislation or with a securities regulatory authority.

LEGAL PROCEEDINGS

There are currently no legal proceedings material to which New AltaGas Amalco or any of the operating entities of New AltaGas Amalco is or was a party to or of which any of their respective properties are the subject matter, nor are there any such proceedings known to New AltaGas Amalco.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL ARRANGEMENTS

Except as disclosed in the Information Circular or this Appendix, none of the proposed directors or executive officers of New AltaGas Amalco, or any person or company that will be the direct or indirect owner of, or will exercise control or direction of, more than 10% of any class or series of New AltaGas Amalco's outstanding voting securities, or any associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any past transaction or any proposed transaction that has materially affected or will materially affect New AltaGas Amalco.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Auditors

The auditors of New AltaGas Amalco will be Ernst & Young LLP, Chartered Accountants, 1000, 440-2nd Ave. S.W., Calgary, Alberta T2P 5E9.

Transfer Agent and Registrar

Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and in Toronto, Ontario, will be the registrar and transfer agent for the New AltaGas Amalco Shares and transfers of the New AltaGas Amalco Shares may be recorded in Calgary, Alberta and Toronto, Ontario.

MATERIAL CONTRACTS

The only contracts that materially affect New AltaGas Amalco, during the most recently completed financial year end or to which New AltaGas Amalco will become a party on or prior to the Effective Date, that can reasonably be regarded as material to a proposed investor in the New AltaGas Amalco Shares, other than contracts entered into in the ordinary course of business are as follows:

1. the Arrangement Agreement; and

2. the credit agreement(s) that may be entered into in connection with any credit facility New AltaGas Amalco negotiates with its lenders.

For a description of material contracts of the Fund, see the section entitled "*Material Contracts*" in the Fund AIF.

INTERESTS OF EXPERTS

Certain legal matters relating to the Arrangement are to be passed upon by Stikeman Elliott LLP, on behalf of the Fund, AltaGas, the General Partner, AltaGas LP #1, AltaGas LP #2, Holding Trust, New AltaGas and New AltaGas 2. Based on securityholdings as of May 4, 2010, the partners and associates of Stikeman Elliott LLP will hold less than one percent of the New AltaGas Amalco Shares on the Effective Date. Certain legal matters relating to the Arrangement are to be passed upon by Felesky Flynn LLP, Canadian tax counsel for the Fund. Based on securityholdings as of May 4, 2010, the partners and associates of Felesky Flynn LLP will hold less than one percent of the New AltaGas Amalco Shares on the Effective Date. Certain legal matters relating to the Arrangement are to be passed upon by Mayer Brown LLP, United States tax counsel for the Fund. Based on securityholdings as of May 4, 2010, the partners and associates of Mayer Brown LLP will hold less than one percent of the New AltaGas Amalco Shares on the Effective Date.

None of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of New AltaGas Amalco or of any associate or affiliate of New AltaGas Amalco.

APPENDIX F

INFORMATION CONCERNING ALTAGAS INCOME TRUST

NOTICE TO READER

Unless otherwise noted, all capitalized words and phrases used in this Appendix have the meaning given to such words and phrases in the "Glossary of Terms" in the Information Circular.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Policy

The philosophy of the board of directors is that if the Fund does well, the employees of AltaGas will be rewarded through cash bonuses, increases in long-term variable compensation, such as Fund Options and MTIP incentive awards, additional long-term variable compensation awards or combinations of any or all of the foregoing.

The goal of the HR Committee in making compensation recommendations is to recognize and reward individual performance as well as to provide a competitive industry level of compensation, taking into consideration the individual's experience and performance and the financial performance of the Trust. The HR Committee views total compensation as a linked strategy towards achieving overall performance targets and has designed a total compensation package of short-term and long-term compensation with fixed and variable compensation components. Currently the compensation program for employees of AltaGas consists of salary, benefits and the Short Term Incentive Plan by way of short-term compensation; and the Trust Unit Option Plan, the MTIP, the Employee Unit Purchase Savings Plan, the Group RRSP, the Defined Contribution Pension Plan and the Supplementary Executive Pension Plan by way of long-term compensation. Each of these components is discussed in greater detail below.

AltaGas emphasizes fair annual fixed and variable compensation to provide an immediate incentive for short-term performance. Some emphasis is also placed on longer-term compensation, the focus of which is longer-term commitment by AltaGas' officers and employees.

For most positions, AltaGas' human resources department reviews industry compensation information provided by consultants and compares its level of overall compensation with those of comparably-sized trusts and companies. A summary of information is provided to the HR Committee annually to assist in approving AltaGas' overall compensation policy and the compensation to be paid. With respect to officers, AltaGas engages the services of Mercer (Canada) Limited to provide specific support in the development of a peer group to review officer compensation relative to benchmark data on base salaries, total cash compensation and total direct compensation. A comparator group of peer companies was initially developed in 2001 based on those industry compensation survey participants whose revenues and assets were within 50 percent and 200 percent of those of the Trust. The peer group composition is reviewed annually to ensure that it continues to provide a reasonable basis for comparison. The current comparator group, with few exceptions, still includes organizations who participated in the 2009 Mercer Total Compensation Survey for the Petroleum Industry and whose recently reported annual revenues were between 50 percent and 200 percent of estimated 2009 revenues for the Trust. Peer benchmark organizations have been chosen due to close similarities of their business to the Trust and due to AltaGas' direct competition for employee talent with these organizations. AltaGas targets median compensation of this peer group. AltaGas' comparator group for 2009 is as follows:

Alliance Pipeline Ltd.	Enbridge Inc.	NAL Resources Management Limited
Apache Canada Ltd.	Enerplus Resources Fund	Pembina Pipeline Corporation
ARC Resources Ltd.	ENMAX Corporation	Pengrowth Corporation
ATCO Midstream Ltd.	EOG Resources Canada Inc.	Penn West Energy Trust
Baytex Energy Trust	EPCOR Utilities Inc.	Precision Drilling Trust
Bonavista Energy Trust	Gibson Energy Ltd.	Provident Energy Ltd.

CCS Corporation – CCS Midstream Services	Harvest Energy Trust	Spectra Energy Transmission
Chevron Canada Resources	**Hunt Oil Company of Canada**	**TAQA North Ltd.**
ConocoPhillips Canada	Inter Pipeline Fund – Pipeline Management Inc.	TransAlta Corporation
Crescent Point Energy Trust	Keyera Energy Management Ltd.	TransCanada Corporation
Devon Canada Corporation	Kinder Morgan Canada Inc.	

The HR Committee also periodically independently retains external consultants to review other compensation matters.

Compensation Objectives

The compensation philosophy of AltaGas, broadly speaking, emphasizes linking the performance of the Trust, its business segments and its individual employees to individual compensation. The following objectives of AltaGas' compensation programs attempt to fulfill that overarching policy:

1. attract and retain highly qualified and engaged employees and senior management team members;

2. align executive interests with those of our Unitholders;

3. offer competitive total compensation at approximately the median among those holding similar positions in comparably-sized organizations in the Canadian energy industry, assuming performance goals are met; and

4. recognize and reward employees and executives through pay-for-performance.

The compensation program provides for base salaries, total cash and total direct compensation that are designed to achieve the above objectives.

Named Executive Officer Compensation Objectives

The objective of the HR Committee with respect to compensation for the Named Executive Officers is to set their base salary, total cash compensation (which includes short term-incentives) and total direct compensation (which includes long-term incentives) at approximately the median among the aforementioned comparator group of public trusts and companies in the Canadian oil and gas industry of comparable size and complexity. Individual targets may vary by individual to reflect the level of individual experience and performance and the financial performance of the Trust. For instance, when corporate and individual performance have significantly exceeded targets, total direct compensation may be at the 75th percentile or higher of the comparator group.

The HR Committee considers, among other things, data from industry compensation surveys and the overall performance of the Trust, including ROE, NIPU, successful acquisitions, such as the 2009 acquisitions of AltaGas Utility Group Inc. and Heritage Gas Limited, and the successful implementation of the Trust's strategy, including the optimization of our existing infrastructure and operations to maximize unitholder value and the acquisition and building of energy infrastructure assets with long economic lives that provide long term cash flows and solid returns.

The Named Executive Officers do not vote and are excused from Board and Committee meetings with respect to compensation matters affecting them.

Compensation Mix

The compensation program for employees of AltaGas consists of the following elements:

Element	Entitlement	Component	Performance Period	Form
Annual Salary and Benefits	All regular employees	Fixed	One year	Cash
Short Term Incentive Plan	All regular employees	Variable	One year	Cash
Long Term Incentives				
• Mid Term Incentive Plan	Discretion of board of directors	Variable	Up to three years	Cash or Trust Units
• Trust Unit Option Plan	Discretion of board of directors	Variable	Up to ten years	Trust Units
• Employee Unit Purchase Savings Plan	All regular employees	Fixed and Variable	Discretion of employee	Cash and Trust Units
• Defined Contribution Pension Plan	All regular employees	Fixed	Ongoing	Cash
• Supplemental Executive Retirement Plan	Discretion of board of directors	Fixed	Ongoing	Cash

AltaGas targets the following mix of compensation elements for the Named Executive Officers:

Name and Principal Position	Base Salary and benefits[1] (%)	Short Term Incentive Plan (%)	Long Term Incentives[2] (%)	Total (%)	Pay at Risk[3] (%)
David W. Cornhill[4] Chairman of the Board and Chief Executive Officer	30	20	50	100	70
Richard M. Alexander President and Chief Operating Officer	40	20	40	100	60
Deborah S. Stein Vice President Finance and Chief Financial Officer	50	20	30	100	50
Massimiliano Fantuz Executive Vice President	45	20	35	100	55
Gregory A. Aarssen Vice President Corporate Affairs	50	20	30	100	50
David R. Wright Executive Vice President Strategy and Corporate Development	45	20	35	100	55

Notes:

(1) Includes perquisites and ⅔ of Employee Unit Purchase Savings Plan.

(2) Includes MTIP, Trust Unit Option Plan, ⅓ of Employee Unit Purchase Savings Plan, DC Plan, any employer-paid contributions to the GRRSP, and SERP.

(3) Pay at risk includes Short Term Incentive Plan, MTIP, Trust Unit Option Plan and ⅓ of Employee Unit Purchase Savings Plan.

(4) Mr. Cornhill does not participate in the DC Plan. See discussion below under "*Retirement Plan Benefits – Group RRSP*".

The various compensation elements are discussed in more detail below.

Annual Salary

Annual salary is intended to provide a competitive rate of compensation and recognize the skills, competencies and level of responsibility of employees. Generally, the HR Committee targets base salaries at levels approximating those holding similar positions in comparably-sized organizations in the industry (as outlined above in the discussion of Compensation Policy) and hopes to achieve targeted total compensation levels through other fixed and variable compensation components.

Short Term Incentive Plan

AltaGas implemented a Short Term Incentive Plan for permanently employed executive officers and employees of AltaGas to provide annual cash bonuses following the fiscal year end.

In order to reward individual performance, eligibility for compensation under the Short Term Incentive Plan is linked to individual, team and Fund performance. The more senior the position in the organization, the greater the target bonus level and the weighting towards Fund performance measures. Team and individual performance for each employee are assessed annually against objectives set at the beginning of each year. Team performance objectives include, for example, business segment results such as return on investment or operating income. Individual performance objectives include pre-determined individual targets.

Fund performance is measured based on consolidated financial results weighted 50 percent on return on equity ("**ROE**") and 50 percent on net income per Trust Unit ("**NIPU**") against a pre-determined target for each set at the beginning of each year. The Fund performance indicators under the Short Term Incentive Plan in respect of the

2009 year were ROE of 13.72 percent and NIPU of $1.79 per Trust Unit, and the Fund achieved in 2009 an ROE of 13.60 percent and NIPU of $1.80 per Trust Unit. See also "*Report on Employee and Executive Compensation - Performance Graph*" for changes in the cumulative Unitholder return of AltaGas over time and as compared with key industry indicators.

Generally, the HR Committee targets short term incentives at levels approximating those holding similar positions in comparably-sized organizations in the industry (as outlined above in the discussion of Compensation Policy). No awards are made to any executive officers or employees under the Short Term Incentive Plan in cases where those executive officers or employees did not meet the objectives applicable to them.

Payments are made pursuant to the Short Term Incentive Plan on March 31 of the following year if the employee is employed by AltaGas at that time.

In 2009, the Short Term Incentive Plan was structured as follows for the Named Executive Officers:

Name and Principal Position	Fund Weighting(1) (%)	Individual Weighting (%)	Minimum(2) (%)	Target(2) (%)	Maximum(2) (%)
David W. Cornhill Chairman of the Board and Chief Executive Officer	70	30	0	60	120
Richard M. Alexander President and Chief Operating Officer	60	40	0	50	100
Deborah S. Stein Vice President Finance and Chief Financial Officer	50	50	0	40	80
Massimiliano Fantuz Executive Vice President	60	40	0	40	80
Gregory A. Aarssen Vice President Corporate Affairs	50	50	0	40	80
David R. Wright Executive Vice President Strategy and Corporate Development	60	40	0	40	80

Notes:

(1) Weighting reflects ROE and NIPU performance measures.
(2) As a percentage of base salary paid during the year.

Long-Term Incentives

Mid Term Incentive Plan

AltaGas has adopted the MTIP for directors, officers and employees as an additional form of long-term variable compensation incentive. The purpose of the MTIP is to link a portion of the at-risk compensation to the achievement of both the Fund's performance targets and individual performance targets, and to thereby promote the attraction, motivation and retention of highly qualified individuals.

The incentive bonus compensation contemplated under the MTIP will be granted in the form of both RUs and PUs. Unless otherwise determined by the HR Committee, the RUs will vest as to one-third per year over a three-year period commencing with the year of grant, contingent upon the Fund achieving a threshold level of performance during each year of the vesting period. The PUs will vest at the end of a three-year period commencing with the year of grant, contingent upon the Fund achieving a threshold level of performance during the three-year vesting period.

The HR Committee will determine in its sole discretion the appropriate performance vesting criteria for the purpose of the RU and PU aspects of the MTIP. That authority has been delegated to the General Partner pursuant to the Unanimous Shareholder Agreement. Factors considered in granting RUs and PUs include the extent to which individual performance targets are achieved, the level of RUs and PUs granted to similarly placed and qualified individuals in AltaGas, and the affordability of the grants having regard to AltaGas' budget.

The MTIP functions as follows:

(a) the board of directors approves individual grants under the MTIP that are a function of the extent to which individual performance targets were achieved and the level of total compensation provided to similarly placed and qualified individuals in AltaGas and comparable-sized entities (as outlined above in the discussion of Compensation Policy);

(b) following the determination of an individual's grant, the cash value of the grant is converted to phantom whole units (either RUs or PUs at the discretion of the board of directors) equal to the number of whole Trust Units that such individual's grant would have been able to acquire at the date of grant, based on the fair market value ("**FMV**") of the Trust Units. For that purpose, the FMV of the Trust Units is equal to the average of the closing prices of the Trust Units on the TSX (or if the Trust Units are not then listed on the TSX then such other exchange upon which the Trust Units are listed) for the immediately preceding 20 trading days prior to the date of grant;

(c) the RUs and PUs are tracked during the applicable vesting period and distributions on a Trust Unit during that period are deemed to be paid on the dates of distribution on each PU and RU and reinvested to acquire more phantom whole units and accrue to the benefit of that individual in the accounts maintained for that individual, to be paid to the individual if and to the extent vesting occurs; and

(d) upon the vesting of RUs or PUs, and contingent upon the applicable performance criteria being achieved, AltaGas has the option to pay out the FMV of the RUs or PUs (including the additional units acquired on reinvestment of the accrued distributions in respect thereof), as the case may be, in cash or in Trust Units equivalent in value acquired by the plan administrator in the open market.

Trust Unit Option Plan

AltaGas adopted the Trust Unit Option Plan as a continuing form of long-term variable compensation incentive for directors, officers, employees, consultants and other personnel of the Fund and any of its subsidiaries, including AltaGas. The quantum and granting of Fund Options is related to individual performance, the availability of Fund Options to grant and the level of Fund Options granted to similarly placed and qualified individuals in AltaGas and to those holding similar positions in comparably-sized organizations in the industry (as outlined above in the discussion of Compensation Policy). Fund Options are used as an incentive to attract, retain and motivate a highly qualified staff for the short, medium and long term success of the Fund. Factors considered in granting new Fund Options include the extent to which individual performance targets were achieved, and the affordability of the grants. The HR Committee recommends Fund Option grants to the board of directors based on the aforementioned criteria. No officers vote on these recommendations or are present at board of directors or HR Committee meetings with respect to compensation matters affecting them.

The material provisions of the Fund's current Trust Unit Option Plan are:

- written agreements will be entered into between AltaGas and each optionee to whom a Fund Option is granted (a "**Trust Option Agreement**") which will set out the number of Trust Units subject to option, the exercise price, vesting dates and conditions, the exercise period and any other terms and conditions approved by the board of directors, all in accordance with the provisions of the Trust Unit Option Plan;

- the maximum number of Trust Units issuable upon the exercise of all Fund Options granted under the Trust Unit Option Plan, together with Trust Units as may be subject to options pursuant to other security-based compensation arrangements, shall not exceed 10 percent of the aggregate of the outstanding Trust Units and any other securities exchangeable into Trust Units, including the Exchangeable Units, or such greater

number of Trust Units as may be determined by the board of directors and approved, if required, by the Unitholders and by the Toronto Stock Exchange ("**TSX**" or the "**Exchange**"), not exceeding the maximum number of Trust Units permitted under the rules of the TSX;

- the number of Trust Units reserved for issuance pursuant to Fund Options granted to insiders of the Fund will not exceed 10 percent of the issued and outstanding Trust Units and Exchangeable Units;
- the number of Trust Units that may be issued to insiders pursuant to the Trust Unit Option Plan and all of AltaGas' other securities compensation arrangements within a one-year period will not exceed 10 percent of the issued and outstanding Trust Units and Exchangeable Units and the number of Trust Units that may be issued to an individual insider and that insider's associates pursuant to the Trust Unit Option Plan and all of AltaGas' other securities compensation arrangements within a one-year period will not exceed 5 percent of the issued and outstanding Trust Units and Exchangeable Units;
- the exercise price for a Fund Option shall be as determined by the board of directors, subject to any limitations imposed by the TSX, and in any event shall be an amount at least equal to the closing price of the Trust Units on the TSX on the trading day immediately preceding the date of grant of the Fund Option;
- the exercise period during which an optionee may exercise a Fund Option (subject to applicable vesting limitations which may be imposed by the board of directors) commences on the date that Fund Option is granted to that optionee and ends no later than the date 10 years thereafter;
- subject to the following exceptions and subject to those provisions of applicable law, if any, that require the approval of shareholders or any governmental or regulatory body (including, without limitation, the TSX), the board of directors may amend, suspend or terminate the Trust Unit Option Plan, or any portion thereof or any option, at any time, and may do so without Unitholder approval, including without limiting the generality of the foregoing in respect of the following:
    - amendments of a "housekeeping" or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Trust Unit Option Plan or to correct or supplement any provision of the Trust Unit Option Plan that is inconsistent with any other provision of the Trust Unit Option Plan;
    - amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX);
    - amendments respecting the administration of the Trust Unit Option Plan;
    - any amendment to the early termination provisions of the Trust Unit Option Plan or any grant, provided such amendment does not entail extension beyond the original option period; and
    - amendments necessary to suspend or terminate the Trust Unit Option Plan.

Unitholder approval will be required for the following types of amendments:

- any increase in (A) the number of Trust Units that may be issued on the exercise of Fund Options granted pursuant to the Trust Unit Option Plan, if the Trust Unit Option Plan provides for a fixed number of Fund Options reserved for issuance, and (B) the percentage amount of Trust Units that may be issued on the exercise of Fund Options granted pursuant to the Trust Unit Option Plan, if the Trust Unit Option Plan provides for a percentage amount of Trust Units reserved for issuance;
- any amendment which reduces the option price of a Fund Option;
- any cancellation and reissuance of a Fund Option;

- any amendment extending the term of a Fund Option beyond its original option period;
- any amendment that increases limits imposed on non-employee director participation in the Trust Unit Option Plan;
- any amendment which would permit Fund Options to be transferable or assignable, other than for normal estate settlement purposes;
- amendments to the amendment and termination provisions of the Trust Unit Option Plan; and
- amendments required to be approved by Unitholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX);

- includes a provision to accelerate the vesting of Fund Options upon a take-over or change of control;
- the Trust Unit Option Plan contains standard anti-dilution provisions in respect of Trust Units issued on exercise of Fund Options;
- no right or interest of any optionee in or under the Trust Unit Option Plan is assignable or transferable, in whole or in part, either directly or by operation of law or otherwise in any manner except by bequeath or the laws of descent and distribution or if so provided in the Fund Option Agreement with the optionee, subject to the requirements of, or as otherwise allowed by, the TSX. Any such right or interest shall be exercisable during the lifetime of an optionee only by that optionee or his legal representatives or after the death of an optionee or on the optionee ceasing to be a director, officer, employee, consultant or other personnel of AltaGas or an affiliate or the General Partner, only as specified in the Fund Option Agreement with the optionee.

The HR Committee or the Governance Committee may recommend to the board of directors amendments to the Trust Unit Option Plan.

Employee Unit Purchase Savings Plan

The Employee Share Purchase Savings Plan was implemented by AltaGas in 2000 to encourage equity ownership by employees, as a long-term incentive and to ensure AltaGas' compensation was competitive in the oil and gas industry. The Employee Share Purchase Savings Plan was changed to an Employee Unit Purchase Savings Plan on conversion to the Fund in May 2004. All regular employees of AltaGas are eligible to participate.

Employees can contribute up to 10 percent of their base pay into the savings plan. AltaGas will match employee contributions up to a maximum of 2.5 percent of base pay for those employees with up to three years of service; 3.75 percent of base pay for those employees with three to six years of service; and 5 percent of base pay for those employees with more than six years of service. Employee contributions can be invested in Trust Units, a short-term investment fund or a combination of such investments. AltaGas' contributions are invested in Trust Units.

PERFORMANCE GRAPH

The Common Shares of AltaGas Services Inc. were listed on the TSX on January 17, 2000. On May 1, 2004, the Trust Units were listed on the TSX in substitution for the Common Shares of AltaGas Services Inc. and are included in the S&P/TSX Capped Energy Trust, S&P/TSX Income Trust and S&P/TSX Composite indices.

The following table and graph compare the yearly percentage change in the cumulative Unitholder return over the last five years on the Common Shares and Trust Units, respectively (assuming a $100 investment was made on December 31, 2004) with the cumulative total return of the S&P/TSX Composite Index, the S&P/TSX Capped Energy Trust Index and the S&P/TSX Income Trust Index. The values assume the reinvestment of any declared dividends or distributions.

	Dec. 31 2004	Dec. 31 2005	Dec. 31 2006	Dec. 31 2007	Dec. 31 2008	Dec. 31 2009
AltaGas Income Trust	100	132	135	151	115	150
S&P/TSX Composite Index	100	124	146	160	107	145
S&P/TSX Capped Energy Trust Index	100	149	144	149	108	156
S&P/TSX Income Trust Index	100	131	127	136	100	143


200
150
100
50
-
Index Value
Dec. 31 2004
Dec. 31 2005
Dec. 31 2006
Dec. 31 2007
Dec. 31 2008
Dec. 31 2009
Year Ended
AltaGas Income Trust
S&P/TSX Composite Index
S&P/TSX Capped Energy Trust Index
S&P/TSX Income Trust Index

Compensation of the Named Executive Officers over the five year period represented by the foregoing table and graph generally reflects continuous growth in key financial metrics like NIPU and ROE. Any decline in the trading price of Trust Units has a direct impact on current and future compensation value from long term incentives pursuant to the Trust Unit Option Plan, MTIP and the Employee Unit Purchase Savings Plan.

SUMMARY COMPENSATION TABLE

As indicated above under "*Trust Governance*", the Fund has no management personnel, as the management and administration of the Fund has been delegated to the General Partner and AltaGas, respectively. Accordingly, the following table and discussion relates to compensation paid to AltaGas' executive officers. As described above under "*Compensation Discussion and Analysis*", compensation of AltaGas' executive officers, as with all of AltaGas' employees, includes short-term and long-term compensation with fixed and variable components designed to recognize and reward individual performance and provide an industry-competitive level of compensation.

For the purposes of this section, and the discussion under "*Compensation Discussion and Analysis*", "executive officer" means the chair and any vice-chair of the board of directors; the president; any vice president in charge of a principal business unit, division or function such as sales, finance or production; any officer of any subsidiary of the Fund, including AltaGas or of a subsidiary of AltaGas who performed a policy-making function in respect of the Fund, and any other person who performed a policy-making function in respect of the Fund. A "Named Executive Officer" means, collectively:

(a) the Chief Executive Officer ("**CEO**") of the General Partner and of AltaGas;

(b) the Chief Financial Officer ("**CFO**") of the General Partner and of AltaGas;

(c) AltaGas' three most highly compensated executive officers other than the CEO and CFO who were serving as executive officers at the end of the most recently completed financial year and whose individual total compensation was more than $150,000 for that financial year; and

(d) each individual for whom disclosure would have been provided under (c) but for the fact that the individual was not an executive officer of AltaGas at the end of that financial year.

Voluntary disclosure is being provided to ensure all members of AltaGas' executive committee are disclosed, regardless of whether such disclosure is required.

The following table sets forth information concerning the compensation paid by AltaGas to its Named Executive Officers for the year ended December 31, 2009. In light of changes made to the required summary compensation disclosure pursuant to NI 51-102 as compared to prior years, the Fund is not required to present comparative information for years ended before December 31, 2008. AltaGas believes that the extent of the changes would make comparisons to prior years difficult absent a recalculation of many of such amounts based on the new disclosure rules. However, those Unitholders interested in reviewing AltaGas' compensation disclosure in respect of prior years should nonetheless refer to the executive compensation disclosure contained in the Fund's management proxy circular dated March 6, 2008, bearing in mind the limitations on comparability.

Name and Principal Position	Year Ended Dec. 31	Salary ($)	Trust Unit-based Awards[2] ($)	Option-based Awards[3] ($)	Non-equity Incentive Plan Compensation: Annual Incentive Plans[4] ($)	Non-equity Incentive Plan Compensation: Long-term Incentive Plans ($)	Pension Value ($)	All Other Compensation ($)[5][6]	Total Compensation ($)
David W. Cornhill[7][8] Chairman of the Board and Chief Executive Officer	2009	615,000	634,200	131,250	440,000	nil	263,930	65,745	2,150,125
	2008	594,583	892,000	12,800	680,000	nil	791,127	63,780	3,034,290
Richard M. Alexander[8] President and Chief Operating Officer	2009	377,000	443,940	78,750	218,660	nil	77,289	18,042	1,213,681
	2008	362,417	446,000	12,800	323,457	nil	106,515	15,272	1,266,461
Deborah S. Stein Vice President Finance and Chief Financial Officer	2009	250,000	213,500	7,875	115,000	nil	76,065	14,850	677,290
	2008	230,000	111,500	3,840	148,781	nil	90,883	14,716	599,720
Massimiliano Fantuz[8] Executive Vice President	2009	310,255	211,400	26,250	127,628	nil	119,433	539,931	1,334,897
	2008	295,000	1,718,780	1,280	196,470	nil	147,364	16,218	2,375,112
Gregory A. Aarssen Vice President Corporate Affairs	2009	239,200	160,125	10,500	105,248	nil	76,294	275,856	867,223
	2008[9]	230,000	803,855	1,920	143,750	nil	103,864	13,780	1,297,169
David R. Wright Executive Vice President Strategy and Corporate Development	2009	296,244	213,500	31,060	127,977	nil	62,449	12,881	744,111
	2008	284,850	167,250	1,280	187,431	nil	78,832	13,333	732,976

Notes:

(1) See discussion of the MTIP and the Trust Unit Option Plan in more detail above under "*Compensation Discussion and Analysis – Compensation Mix – Long Term Incentives*", and refer to "*Incentive Plan Awards*" below for additional information on awards granted in the year ended December 31, 2009.

(2) Grant date fair value for RUs and PUs is estimated using a Black-Scholes-Merton valuation model, modified to reflect the accumulation of additional Trust Units with distributions, which requires the following inputs: market price on the grant date; expected life of the RU or PU; risk-free interest rate (current rate of a zero coupon Canada government bond with a remaining term equal to the expected life of the RU or PU); Trust Unit price volatility (measured from May 3, 2004 to grant date); and distribution rate (annualized distribution rate based on current distribution and market price). It is also assumed with respect to PUs that the performance criteria are met, without application of a multiplier. Accounting fair value of RUs and PUs as at the grant date is nil.

(3) Grant date fair value for Fund Options is estimated using a Black-Scholes-Merton valuation model, which requires the following inputs: strike price (equal to the market price on the trading day prior to the grant date); expected life of the option; risk-free interest rate (current rate of a zero coupon Canada government bond with a remaining term equal to the expected life of the options); Trust Unit price volatility (measured from May 3, 2004 to grant date); and distribution rate (annualized distribution rate based on current distribution and strike price). The grant date fair value of Fund Options is not different from the accounting fair value at the grant date.

(4) Amounts tabled reflect the short term incentive plan compensation earned for services performed during the financial year, even if payable at a future date. See discussion in more detail above under "*Compensation Discussion and Analysis – Compensation Mix – Short Term Incentive Plan*".

(5) The value of perquisites was no greater than the lesser of $50,000 and 10 percent of the total annual salary of each Named Executive Officer in the financial year.

(6) AltaGas makes contributions under the Employee Unit Purchase Savings Plan and the Group RRSP (for David W. Cornhill). These plans are described in more detail above under "*Compensation Discussion and Analysis – Compensation Mix – Long Term Incentives*" and below under "*Retirement Plan Benefits*". Also included are amounts attributable to the AltaGas group benefits plan. Included in 2009 amounts for Mr. Fantuz and Mr. Aarssen are deferred compensation payments pertaining to revised employment arrangements following the acquisition by the Trust of the businesses of PremStar Energy Canada Ltd. and ECNG Inc.

(7) Mr. Cornhill received no additional compensation for his role as a director.

(8) See discussion of employment agreements under "*Executive Employment Agreements*".
(9) 2008 compensation for Mr. Aarssen includes retroactive compensation agreed to in 2009.

TRUST UNIT OWNERSHIP GUIDELINE FOR OFFICERS

In recognition of the importance of ensuring an alignment of financial interests of officers with those of Unitholders, AltaGas has adopted Trust Unit ownership guidelines for officers of AltaGas effective January 1, 2004.

Under the guidelines, incumbents in the following officer positions will be expected to make reasonable efforts to achieve targeted Trust Unit ownership levels within a five-year period commencing on the later of January 1, 2004 or upon the date of formal appointment as an officer of AltaGas. The targets and Trust Units held for the Named Executive Officers are as at December 31, 2009.

Name	Targeted Ownership of Trust Units and/or Exchangeable Units (#)	Actual Trust Units and Exchangeable Units held as at Fiscal Year End (held directly and indirectly) (#)	Unvested RUs and PUs[1] (#)	Total for Trust Unit Ownership Guidelines[1] (#)
David W. Cornhill Chairman and Chief Executive Officer	120,000	1,128,479	126,527	1,255,006
Richard M. Alexander President and Chief Operating Officer	30,000	82,665	50,333	132,998
Deborah S. Stein Vice President Finance and Chief Financial Officer	20,000	11,907	21,333	33,240
Massimiliano Fantuz Executive Vice President	30,000	553,007	55,025	608,032
Gregory A. Aarssen Vice President Corporate Affairs	20,000	92,275	31,846	124,121
David R. Wright Executive Vice President Strategy and Corporate Development	30,000	23,833	31,500	55,333

Note:

(1) For purposes of administering AltaGas' Trust Unit ownership guidelines, unvested RUs and PUs count toward Trust Unit ownership.

The HR Committee will periodically review unit holding levels to monitor the progress individual officers are making towards their targeted ownership levels and to encourage officers to meet and maintain those levels.

INCENTIVE PLAN AWARDS

Outstanding Trust Unit-based Awards and Fund Option-based Awards

The following table reflects all option-based and trust unit-based incentive plan awards outstanding to the Named Executive Officers at December 31, 2009.

	Fund Option-based Awards				Trust Unit-based Awards	
Name	**Trust Units Underlying Unexercised Options (#)**	**Option Exercise Price[1] ($/Trust Unit)**	**Option Expiration Date**	**Value of unexercised in-the-money Options[2] ($)**	**Number of Trust Units that have not Vested (#)**	**Market or Payout Value of Trust Unit – based Awards that have not Vested[3] ($)**
David W. Cornhill	75,000	14.24	10/12/2018	342,000	49,860 PU[4]	1,251,815
	250,000+	18.15	9/11/2019	162,500	20,000 PU[5]	511,362
					26,667 RU	750,346
					30,000 RU+	929,488
Richard M. Alexander	75,000	14.24	10/12/2018	342,000	4,000 PU[4]	100,426
	150,000+	18.15	9/11/2019	97,500	12,000 PU[5]	306,817
					13,333 RU	375,173
					21,000 RU+	650,642
Deborah S. Stein	10,000	23.80	21/04/2015	Nil	1,500 PU[4]	37,660
	30,000	14.24	10/12/2018	136,800	1,500 PU[6]	38,099
	15,000+	18.15	9/11/2019	9,750	5,000 PU[5]	127,841
					3,333 RU	93,793
					5,000 RU+	154,915
					5,000 PU+[9]	154,903
Massimiliano Fantuz	10,000+	24.25	05/03/2018	Nil	32,025 RU	883,476
	10,000	14.24	10/12/2018	45,600	8,000 PU[7]	220,694
	50,000+	18.15	9/11/2019	32,500	5,000 RU	140,690
					10,000 RU+	309,829
Gregory A. Aarssen	10,000	24.25	05/03/2018	Nil	16,013 RU	441,738
	15,000	14.24	10/12/2018	68,400	5,000 PU[7]	137,936
	20,000+	18.15	09/11/2019	13,000	3,333 RU	93,793
					3,750 RU+	116,186
					3,750 PU+[9]	154,903
David R. Wright	25,000	25.82	16/01/2017	Nil	1,000 RU	24,878
	10,000	14.24	10/12/2018	45,600	7,500 PU[8]	186,582
	10,000+	17.89	07/10/2019	9,100	3,000 PU[4]	75,320
	50,000+	18.15	09/11/2019	32,500	5,000 PU[5]	127,841
					5,000 RU	140,690
					5,000 RU+	154,915
					5,000 PU+[9]	154,903

Notes:

(1) The option exercise price is set using the closing price of Trust Units on the trading day preceding the grant date.

(2) The value of unexercised in-the-money options represents the difference between the closing price of Trust Units on December 31, 2009 ($18.80) and the exercise price.

(3) Market or payout value of RUs and PUs that have not vested is calculated by adding the original number of Trust Units granted to the additional Trust Units accumulated to December 31, 2009 with respect to those original grants, multiplying such sum by the average closing price for the last 20 trading days of 2009 ($18.26), and adding the distributions that would accumulate on those Trust Units until vesting assuming a distribution of $2.16 per Trust Unit per annum.

(4) Performance milestone: declared total distributions per Trust Unit of $6.12 from grant date to vesting date (16/04/2010).

(5) Performance milestone: declared total distributions per Trust Unit of $6.30 from grant date to vesting date (10/12/2010).

(6) Performance milestone: declared total distributions per Trust Unit of $6.30 from grant date to vesting date (18/09/2010).

(7) Performance milestone: declared total distributions per Trust Unit of $6.30 from grant date to vesting date (06/08/2011).

(8) Performance milestone: declared total distributions per Trust Unit of $6.12 from grant date to vesting date (16/01/2010).

(9) Performance milestone: declared total distributions per Trust Unit of $6.48 from grant date to vesting date (01/11/2012).

\+ Granted during the year ended December 31, 2009.

PUs outstanding to the Named Executive Officers are subject to multiplication on vesting, as follows:

- If the performance milestone is exceeded by more than 15% the multiplier is two;
- If the performance milestone is met, the multiplier is one;
- If the performance milestone is missed by more than 15%, the multiplier is zero;
- Calculation of the multiplier between not met and exceed will be on a straight line basis commencing with a multiplier of 0.5 at 15% below the performance milestone up to a multiplier of two for exceeding the performance milestone by more than 15%.

Incentive Plan Awards – Value Vested or Earned During 2009

The following table reflects the aggregate dollar value on vesting of Fund Options, RUs and PUs for Named Executive Officers during the year ended December 31, 2009 and annual cash incentives earned during that year by such Named Executive Officers.

Name	Option-based Awards - Value vested during the year (1) ($)	Trust Unit-based Awards – Value vested during the year(2) ($)	Non-Equity Incentive Plan Compensation - Value earned during the year ($)
David W. Cornhill	84,000	1,872,201	440,000
Richard M. Alexander	84,000	1,813,162	218,660
Deborah S. Stein	25,200	430,084	115,000
Massimiliano Fantuz	8,400	345,408	127,628
Gregory A. Aarssen	12,600	183,171	105,248
David R. Wright	8,400	72,167	127,977

Notes:

(1) The value upon the vesting of Fund Options represents the difference between the market price of the Trust Units at the time of vesting and the exercise price of the Fund Options.

(2) The value upon the vesting of RUs and PUs represents the product of the RUs and PUs vested multiplied by the market price of the Trust Units at the time of vesting.

Fund Options granted to the Named Executive Officers vest as to 25% on each of the first, second, third and fourth anniversaries of the grant date, and expire on the tenth anniversary. Refer to "*Compensation Discussion and Analysis – Compensation Mix – Long Term Incentives – Trust Unit Option Plan*" for a summary of the material provisions of the Fund's current Trust Unit Option Plan.

The following table provides additional information with respect to Fund Options granted to the Named Executive Officers and vested during the year:

Name	Trust Units Underlying Options Vested during the year (#)	Option Exercise Price ($)	Vesting Date	Market Price of Trust Units on Vesting Date ($)
David W. Cornhill	25,000	14.24	10/12/2009	17.60
Richard M. Alexander	25,000	14.24	10/12/2009	17.60
Deborah S. Stein	2,500	23.80	21/04/2009	15.09
	7,500	14.24	10/12/2009	17.60
Massimiliano Fantuz	2,500	24.25	05/03/2009	12.90
	2,500	14.24	10/12/2009	17.60
Gregory A. Aarssen	2,500	24.25	05/03/2009	12.90
	3,750	14.24	10/12/2009	17.60
David R. Wright	6,250	25.82	16/01/2009	17.18
	2,500	14.24	10/12/2009	17.60

Please refer to "*Compensation Discussion and Analysis – Compensation Mix – Long Term Incentives – Mid Term Incentive Plan*" for a summary of the MTIP.

The following table provides additional information with respect to RUs and PUs granted to the Named Executive Officers and vested during the year:

Name	Trust Units Underlying RUs and PUs Vested during the year (#)	Additional Trust Units accumulated at time of vesting(1) (#)	Vesting Date	Market Price of Trust Units on Vesting Date(2) ($)
David W. Cornhill	48,225 PU(3)	16,616	11/12/2009	18.31
	13,333 RU	1,757	01/11/2009	18.22
Richard M. Alexander	5,000 RU	1,506	01/05/2009	14.96
	40,000 PU(4)	12,047	01/05/2009	14.96
	5,000 RU	1,576	01/07/2009	16.62
	10,000 PU(3)	3,445	11/12/2009	18.31
	6,667 RU	878	01/11/2009	18.22
Deborah S. Stein	6,000 PU(5)	1,694	01/03/2009	14.93
	7,000 PU(3)	2,412	11/12/2009	18.31
	1,667 RU	220	01/11/2009	18.22
Massimiliano Fantuz	16,013 RU	1,995	06/08/2009	16.11
	2,500 RU	329	01/11/2009	18.22
Gregory A. Aarssen	8,006 RU	998	06/08/2009	16.11
	1,667 RU	220	01/11/2009	18.22
David R. Wright	1,000 RU	182	16/01/2009	16.83
	2,500 RU	329	01/11/2009	18.22

Notes:

(1) The RUs and PUs are tracked during the applicable vesting period and distributions on a Trust Unit during that period are deemed to be paid on the dates of distribution on each PU and RU and reinvested to acquire more phantom whole units and accrue to the benefit of that individual in the accounts maintained for that individual, to be paid to the individual if and to the extent vesting occurs.

(2) The market price of Trust Units for the purpose of calculating amounts payable pursuant to vested RUs and PUs is the average of the closing price of Trust Units for the immediately preceding 20 days prior to vesting.

(3) A multiplier of 1.33 was applied to payout due to the Fund's distributions ($6.42) exceeding by 4.9% the targeted level during the term of the grant ($6.12).

(4) A multiplier of 1.44 was applied to payout due to the Fund's distributions ($6.34) exceeding by 6.7% the targeted level during the term of the grant ($5.94).

(5) A multiplier of 1.41 was applied to payout due to the Fund's distributions ($6.30) exceeding by 6.1% the targeted level during the term of the grant ($5.94).

RETIREMENT PLAN BENEFITS

AltaGas offers the following retirement plan benefits:

AltaGas Defined Contribution Pension Plan

On July 1, 2005, AltaGas instituted a registered defined contribution pension plan (the "**DC Plan**") for employees, including executive officers. The DC Plan provides for AltaGas contributions of 4 percent of employee base salary plus a service-related match of employee optional contributions of up to 2 percent of the employee's base salary. All regular employees, excluding the Chief Executive Officer, participate in the DC Plan. AltaGas contributions on behalf of employees vest after two years of employment with AltaGas or a related company. Employees direct the investment of their own and AltaGas' contributions in one or a combination of 18 different investment options.

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Non-compensatory ($)	Accumulated Value at Year End ($)
David W. Cornhill[1]	n/a	n/a	n/a	n/a
Richard M. Alexander	45,433	16,133	22,155	83,721
Deborah S. Stein	35,641	13,750	17,666	67,057
Massimiliano Fantuz	48,623	16,375	17,144	82,142
Gregory A. Aarssen	43,147	14,352	18,125	75,624
David R. Wright	25,783	14,812	17,425	58,020

Note:

(1) Mr. Cornhill does not participate in the DC Plan. See discussion below under "*Retirement Plan Benefits – Group RRSP*".

AltaGas Supplemental Executive Retirement Plan

On July 1, 2005, AltaGas instituted a non-registered defined benefit retirement plan for executive officers to supplement their AltaGas-sponsored registered retirement savings (being the Group RRSP and DC Plan). The SERP benefit is determined such that the value of each member's total retirement benefit is equal to the value of an annual defined benefit pension of 2 percent of the member's highest three-year average earnings multiplied by the member's years of pensionable service.

For purposes of determining the value:

(i) earnings are defined as the member's base salary plus 50 percent of his or her target bonus;

(ii) upon enrolling in the SERP, a member will have the portion of his or her AltaGas employment service that exceeds five years immediately recognized as pensionable service;

(iii) each year going forward the member will receive credit for two years of pensionable service until his or her pensionable service is equal to his or her AltaGas employment service. Thereafter, one year of pensionable service will be credited for each year of continuing employment service;

(iv) the retirement benefit is a joint life pension with a guarantee that at least five years of payments will be made. If the member was married at retirement, after the death of the member, and the expiration of the five-year guarantee, the pension will be reduced to 60 percent for the remainder of the spouse's lifetime; and

(v) the member with at least five years of pensionable service may retire as early as age 55. The accrued retirement benefit will be reduced by 3 percent per year that retirement precedes the member's attainment of age 60.

The SERP will provide the difference between the value of the total retirement benefit determined above, and the value of the Member's DC Plan and Group RRSP entitlement. The SERP will pay this value to the member in equal payments from the date of the member's retirement to the date the member attains age 70.

The SERP benefits will be paid from the general revenue of AltaGas as payments become due. Security for the accruing liability will be provided through a letter-of-credit arrangement.

Name	Number of Years Credited Service (#)	Annual Benefits Payable ($)		Accrued Obligation at start of year ($)	Compensatory Change ($)	Non-compensatory Change ($)	Accrued Obligation at Year End ($)
		At year end	At age 65				
David W. Cornhill	15.25	230,576	369,174	2,181,620	263,930	374,831	2,820,381
Richard M. Alexander	3.67	31,077	121,479	158,100	61,156	43,587	262,843
Deborah S. Stein	3.67	20,240	113,354	49,307	62,315	27,603	139,225
Massimiliano Fantuz	4.00	25,870	97,552	98,145	103,058	30,637	231,840
Gregory A. Aarssen	4.00	21,526	104,044	58,923	61,942	27,058	147,923
David R. Wright	2.96	19,616	81,505	89,923	47,637	25,078	162,368

Group RRSP

Until July 1, 2005, AltaGas coordinated a group (the "**Group RRSP**") registered retirement savings plan ("**RRSP**") whereby employee contributions into their self-directed RRSPs were matched by AltaGas at a rate of 80 percent of the employee's contribution, to a maximum of 4.8 percent of base pay. AltaGas will continue to enable individuals to make RRSP contributions to the Plan through payroll deduction, but with the commencement of the DC Plan will not match such contributions, except in the case of David W. Cornhill, Chief Executive Officer, who continues to receive matching in lieu of participation in the DC Plan.

EXECUTIVE EMPLOYMENT AGREEMENTS

AltaGas is party to employment agreements with David W. Cornhill, Richard M. Alexander and Massimiliano Fantuz and David R. Wright. The agreements are discussed below.

AltaGas Services Inc. was a party to an employment agreement with David W. Cornhill, AltaGas' Chairman and Chief Executive Officer (the "**Services Employment Agreement**"). The Services Employment Agreement was amended and restated effective May 1, 2004 in connection with the Arrangement so that such agreement for the most part has similar terms and conditions. The amended and restated Services Employment Agreement was effective May 1, 2004. The Services Employment Agreement was further amended and restated effective January 1, 2007 in order to, among other things, increase base salary, provide for allocations of PUs under the

MTIP, amend entitlements under the SERP and otherwise adjust the compensation payable to Mr. Cornhill on the occurrence of certain events.

Effective January 1, 2007, AltaGas entered into an employment agreement with Richard M. Alexander (the "**Alexander Agreement**") on substantially similar terms and conditions as the Services Employment Agreement.

Effective January 1, 2008, AltaGas entered into an employment agreement with David R. Wright (the "**Wright Agreement**") on substantially similar terms and conditions as the Services Employment Agreement.

AltaGas was a party to an employment agreement with Massimiliano Fantuz, Executive Vice President dated October 6, 2004 (the "**PremStar Agreement**"). The PremStar Agreement was replaced effective January 1, 2008 with a new agreement (the "**Fantuz Agreement**") that addresses some previous compensation-related obligations under substantially similar terms and conditions as the Services Employment Agreement. The Services Employment Agreement, the Alexander Agreement, the Wright Agreement and the Fantuz Agreement are collectively referred to as the "**Employment Agreements**".

The terms of the Employment Agreements continue indefinitely. The base salaries provided in those agreements for each of those Named Executive Officers are indicated in the Summary Compensation Table provided above.

Termination and Change of Control Arrangements

The Employment Agreements provide compensation (a "**Retirement Allowance**") in the following circumstances:

- involuntary termination for any reason (other than cause);
- voluntary termination following constructive dismissal, as defined in the Employment Agreements;
- voluntary termination on a "change of control" as defined in the Employment Agreements.

Mr. Cornhill's Services Employment Agreement also provides for a Retirement Allowance if he provides six (6) month's advance notice of his resignation. The Employment Agreements provide for a Retirement Allowance in an amount equal to a multiple of (a) the annual base salary paid in the last full month of employment; (b) the product of the annual base salary in effect during the last month of employment multiplied by the annual target bonus percentage; (c) the value of the benefit entitlement for a one-year period; and (d) the value of the annual car allowance or, in the case of Mr. Cornhill, a cash amount equal to the product of 12 times the value on a monthly basis of the car provided to him. The Retirement Allowance multiple pursuant to the Alexander Agreement, the Fantuz Agreement and the Wright Agreement is 2.0x. The Retirement Allowance multiple pursuant to Mr. Cornhill's Services Employment Agreement is 2.0x, with the following exceptions: (1) if Mr. Cornhill resigns, the Retirement Allowance multiple is 1.0x; and (2) if Mr. Cornhill resigns or is terminated following a change of control, the Retirement Allowance multiple is 2.5x, being an increment of 1.5x above Mr. Cornhill's Retirement Allowance entitlement if he resigns in the absence of a change of control.

"Change of control" for the purposes of Mr. Cornhill's Services Employment Agreement includes the acquisition of control by any means and "control" includes the power to direct or cause the direction of the management and policies of AltaGas or any applicable affiliate. The definition of change of control in the amended and restated Services Employment Agreement was modified to reflect that given the organization structure of the Fund, a change of control could occur by acquiring control of the Trust Units of the Fund or any of the entities above AltaGas in the organizational structure. The definitions of change of control in the Alexander Agreement, the Fantuz Agreement and the Wright Agreement reflect the same modification.

The definition of change of control in the Services Employment Agreement of Mr. Cornhill includes the restructuring of the business of AltaGas or the Fund to eliminate the trust structure so that the business is conducted by a corporate entity. The definitions of change of control in the Alexander Agreement, the Fantuz Agreement and the Wright Agreement do not contemplate such a restructuring constituting a change of control.

If at any time during the term of the amended and restated Services Employment Agreement with Mr. Cornhill there is a "change of control" (as defined above), Mr. Cornhill is entitled, at any time after six months but before one year, after the effective date of such change of control, to terminate his employment with AltaGas by the giving of 60 days' notice to that effect. In that event, or if AltaGas terminates the Employment Agreement within a period of one (1) year after such change of control, he is entitled to the Retirement Allowance.

Mr. Cornhill is entitled, pursuant to the provisions of his Services Employment Agreement, to terminate his employment and receive certain payments in the circumstances of the Arrangement being completed. However, Mr. Cornhill has unilaterally waived his entitlement to do so and his entitlement to any other compensation payments that might arise as a result of the Arrangement.

Mr. Alexander, Mr. Fantuz and Mr. Wright are entitled, at any time after six months but before nine months after the effective date of a change of control, to terminate their employment with AltaGas and receive their Retirement Allowance by the giving of 60 days' notice to that effect.

The following table shows the amounts payable to each of the Named Executive Officers in the event of termination as at December 31, 2009, in the circumstances noted.

Name	Months used to calculate Retirement Allowance	Value of Retirement Allowance ($)[1]	Additional SERP Value ($)[2]	Value of Long Term Incentives ($)[3]	Total Value ($)
David W. Cornhill[4]	12	1,083,752	nil	3,947,511	5,031,263
David W. Cornhill[5]	24	2,624,343	nil	3,947,511	6,571,854
David W. Cornhill[6]	30	3,176,514	nil	3,947,511	7,124,025
Richard M. Alexander[7]	24	1,515,004	nil	1,872,558	3,387,562
Richard M. Alexander[8]	24	1,475,999	39,005	1,872,558	3,387,562
Deborah S. Stein[9]	n/a	n/a	n/a	n/a	n/a
Massimiliano Fantuz[7]	24	1,345,281	nil	1,632,789	2,978,070
Massimiliano Fantuz[8]	24	1,214,814	130,467	1,632,789	2,978,070
Gregory A. Aarssen[10]	n/a	n/a	n/a	n/a	n/a
David R. Wright[7]	24	1,088,281	nil	952,329	2,040,610
David R. Wright[8]	24	1,089,149	23,005	952,329	2,064,483

Notes:

(1) Includes base salary, bonus, benefits and perquisites.

(2) Value of additional benefit payable in the event of change of control as of December 31, 2009.

(3) Represents value of unexercised, in-the-money Fund Options and market or payout value of Trust Unit-based awards that have not vested, as of December 31, 2009. See "*Incentive Plan Awards – Outstanding Trust Unit-based Awards and Fund Option-based Awards*".

(4) Payable on voluntary termination of Mr. Cornhill's employment by Mr. Cornhill by giving at least six (6) months notice to AltaGas.

(5) Payable upon termination of Mr. Cornhill's employment by AltaGas upon permanent disability, death or without cause, or by Mr. Cornhill for constructive dismissal.

(6) Payable upon termination of Mr. Cornhill's employment by AltaGas or Mr. Cornhill as a result of a change in control of AltaGas.

(7) Payable upon termination of the Named Executive Officer's employment by AltaGas upon permanent disability, death or without cause, by the Named Executive Officer for constructive dismissal.

(8) Payable upon termination of the Named Executive Officer's employment by AltaGas or the Named Executive Officer as a result of a change in control of AltaGas.

(9) Ms. Stein is not party to an employment agreement with AltaGas.
(10) Mr. Aarssen is not party to an employment agreement with AltaGas.

COMPENSATION OF DIRECTORS

The following table reflects the aggregate compensation paid to directors of the General Partner during the year ended December 31, 2009.

Name	Fees Earned ($)	Trust Unit-based Awards[1][2] ($)	Option-based Awards[1][3] ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All other Compensation[4] ($)	Total ($)
David W. Cornhill[5]	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Allan L. Edgeworth	64,500	19,026	nil	nil	nil	3,519	87,225
Hugh A. Fergusson	64,500	19,026	nil	nil	nil	3,519	87,225
Denis C. Fonteyne	66,250	19,026	nil	nil	nil	3,425	88,701
Daryl H. Gilbert	67,500	19,026	nil	nil	nil	3,519	90,045
Robert B. Hodgins	77,500	19,026	nil	nil	nil	3,519	100,045
Myron F. Kanik[6]	125,500	19,026	nil	nil	nil	3,519	148,045
David F. Mackie	60,500	19,026	nil	nil	nil	nil	79,526
M. Neil McCrank	61,250	19,026	nil	nil	nil	3,519	83,795

Notes:

(1) See discussion of the MTIP and the Trust Unit Option Plan in more detail above under "*Compensation Discussion and Analysis – Compensation Mix – Long Term Incentives*".
(2) Grant date fair value for RUs and PUs is estimated using a Black-Scholes-Merton valuation model, modified to reflect the accumulation of additional Trust Units with distributions, which requires the following inputs: market price on the grant date; expected life of the RU or PU; risk-free interest rate (current rate of a zero coupon Canada government bond with a remaining term equal to the expected life of the RU or PU); Trust Unit price volatility (measured from May 3, 2004 to grant date); and distribution rate (annualized distribution rate based on current distribution and market price). It is also assumed with respect to PUs that the performance criteria are met, without application of a multiplier. Accounting fair value of RUs and PUs as at the grant date is nil.
(3) Grant date fair value for Fund Options is estimated using a Black-Scholes-Merton valuation model, which requires the following inputs: strike price (equal to the market price on the trading day prior to the grant date); expected life of the option; risk-free interest rate (current rate of a zero coupon Canada government bond with a remaining term equal to the expected life of the options); Trust Unit price volatility (measured from May 3, 2004 to grant date); and distribution rate (annualized distribution rate based on current distribution and strike price). The grant date fair value of Fund Options is not different from the accounting fair value at the grant date.
(4) No perquisites were paid to, or earned by, the directors in the financial year. Amounts are attributable to participation in the AltaGas group benefits plan.
(5) Mr. Cornhill received no additional compensation for his role as a director.
(6) Mr. Kanik is the Lead Director.

Fees Earned

The members of the board of directors are entitled to compensation for their services as directors of the General Partner. In the year ended December 31, 2009, the compensation for the directors, other than the directors who are also executive officers or employees of the General Partner or AltaGas, was a retainer of $34,000 per year plus a board meeting fee of $1,250 per meeting and reimbursement for their out-of-pocket expenses incurred in acting as a director. The Chairman of the board of directors is an executive officer of AltaGas and received no additional fees for service on the board of directors. The Lead Director receives an additional annual fee of $60,000 for the increased workload associated with the role of Lead Director. In the year ended December 31, 2009, each director who is a chair of one of the General Partner's committees was compensated, with the chair of the Audit Committee receiving an additional annual retainer of $18,000 and the chair of each of the other committees receiving an

additional annual retainer of $8,000. Each member of a committee receives an additional annual retainer of $3,000 per committee. Each director who is a member of one of the General Partner's committees received a meeting fee of $1,000 per meeting.

A member of the board of directors of AltaGas who is also an executive officer of AltaGas is not entitled to compensation for services rendered to AltaGas in their capacities as such. A member of the board of directors who is also an executive officer of AltaGas will instead receive compensation in his or her capacity as an executive officer of AltaGas.

Name	Base Retainer Fee ($)	Board/Committee Chair Retainer Fee ($)	Committee Retainer Fee ($)	Board Attendance Fee ($)	Committee Attendance Fee ($)	Total Fees ($)
David W. Cornhill[(1)]	n/a	n/a	n/a	n/a	n/a	n/a
Allan L. Edgeworth	34,000	Nil	6,000	12,500	12,000	64,500
Hugh A. Fergusson[(2)]	34,000	Nil	6,000	12,500	12,000	64,500
Denis C. Fonteyne	34,000	8,000	3,000	10,000	11,250	66,250
Daryl H. Gilbert[(3)]	34,000	8,000	3,000	12,500	10,000	67,500
Robert B. Hodgins	34,000	18,000	3,000	12,500	10,000	77,500
Myron F. Kanik[(3)]	94,000	8,000	3,000	12,500	8,000	125,500
David F. Mackie	34,000	Nil	6,000	12,500	8,000	60,500
M. Neil McCrank	34,000	Nil	6,000	11,250	10,000	61,250

Note:

(1) Mr. Cornhill received no additional compensation for his role as a director.

Incentive Plan Awards

Outstanding Trust Unit-Based Awards and Fund Option Awards

The following table reflects all option-based and trust unit-based incentive plan awards outstanding to directors at December 31, 2009.

	Fund Option-based Awards				Trust Unit-based Awards	
Name	Trust Units Underlying Unexercised Options (#)	Option Exercise Price[(1)] ($/Trust Unit)	Option Expiration Date	Value of unexercised in-the-money Options[(2)] ($)	Number of Trust Units that have not Vested (#)	Market or Payout Value of Trust Unit – based Awards that have not Vested[(3)] ($)
David W. Cornhill[(4)]	n/a	n/a	n/a	n/a	n/a	n/a
Allan L. Edgeworth	20,000	24.62	16/03/2015	Nil	250 RU	6,277
	15,000	27.13	11/12/2016	Nil	250 RU	6,392
	25,000[+]	14.24	10/12/2018	114,000	500 RU	14,069
					900 RU[+]	27,885
Hugh A. Fergusson	20,000[+]	25.39	07/05/2018	Nil	500 RU	14,069
	25,000[+]	14.24	10/12/2018	114,000	900 RU[+]	27,885

Name	Fund Option-based Awards				Trust Unit-based Awards	
	Trust Units Underlying Unexercised Options (#)	Option Exercise Price(1) ($/Trust Unit)	Option Expiration Date	Value of unexercised in-the-money Options(2) ($)	Number of Trust Units that have not Vested (#)	Market or Payout Value of Trust Unit – based Awards that have not Vested(3) ($)
Denis C. Fonteyne	15,000	27.13	11/12/2016	Nil	250 RU	6,277
	25,000+	14.24	10/12/2018	114,000	250 RU	6,392
					500 RU	14,069
					900 RU+	27,885
Daryl H. Gilbert	15,000	27.13	11/12/2016	Nil	250 RU	6,277
	25,000+	14.24	10/12/2018	114,000	250 RU	6,392
					500 RU	14,069
					900RU+	27,885
Robert B. Hodgins	20,000	24.62	16/03/2015	Nil	250 RU	6,277
	15,000	27.13	11/12/2016	Nil	250 RU	6,392
	25,000+	14.24	10/12/2018	114,000	500 RU	14,069
					900 RU+	27,885
Myron F. Kanik	15,000	27.13	11/12/2016	Nil	250 RU	6,277
	25,000+	14.24	12/10/2018	114,000	250 RU	6,392
					500 RU	14,069
					900 RU+	27,885
David F. Mackie	15,000	27.13	11/12/2016	Nil	250 RU	6,277
	25,000+	14.24	10/12/2018	114,000	250 RU	6,392
					500 RU	14,069
					900 RU+	27,885
M. Neil McCrank	20,000	25.00	10/12/2017	Nil	250 RU	6,392
	25,000+	14.24	10/12/2018	114,000	500 RU	14,069
					900 RU+	27,885

Notes:

(1) The option exercise price is set using the closing price of Trust Units on the trading day preceding the grant date.

(2) The value of unexercised in-the-money options represents the difference between the closing price of Trust Units on December 31, 2009 ($18.80) and the exercise price.

(3) Market or payout value of RUs and PUs that have not vested is calculated by adding the original number of Trust Units granted to the additional Trust Units accumulated to December 31, 2009 with respect to those original grants, multiplying such sum by the average closing price for the last 20 trading days of 2009 ($18.26), and adding the distributions that would accumulate on those Trust Units until vesting assuming a distribution of $2.16 per Trust Unit per annum.

(4) Mr. Cornhill received no additional compensation for his role as a director.

\+ Granted during the year ended December 31, 2009.

Incentive Plan Awards – Value Vested or Earned During 2009

The following table reflects the aggregate dollar value on vesting of Fund Options, RUs and PUs for directors during the year ended December 31, 2009 and annual cash incentives earned during that year by such directors.

Name	Option-based Awards - Value vested during the year (1) ($)	Trust Unit-based Awards – Value vested during the year(2) ($)	Non-Equity Incentive Plan Compensation - Value earned during the year ($)
David W. Cornhill(3)	n/a	n/a	n/a
Allan L. Edgeworth	21,000	15,339	n/a

Name	Option-based Awards - Value vested during the year [1] ($)	Trust Unit-based Awards – Value vested during the year[2] ($)	Non-Equity Incentive Plan Compensation - Value earned during the year ($)
Hugh A. Fergusson	21,000	5,206	n/a
Denis C. Fonteyne	21,000	15,339	n/a
Daryl H. Gilbert	21,000	15,339	n/a
Robert B. Hodgins	21,000	15,339	n/a
Myron F. Kanik	21,000	15,339	n/a
David F. Mackie	21,000	15,339	n/a
M. Neil McCrank	21,000	10,953	n/a

Notes:

(1) The value upon the vesting of Fund Options represents the difference between the market price of the Trust Units at the time of vesting and the exercise price of the Fund Options.

(2) The value upon the vesting of RUs and PUs represents the product of the RUs and PUs vested multiplied by the market price of the Trust Units at the time of vesting.

(3) Mr. Cornhill received no additional compensation for his role as a director.

Fund Options granted to the directors vest as to 25% on each of the first, second, third and fourth anniversaries of the grant date, and expire on the tenth anniversary, with the following exceptions:

(i) the Fund Options with a 11/12/2016 expiration date vest as to 50% immediately, and 25% on each of the first and second anniversaries of the grant date;

(ii) the Fund Options granted to Mr. McCrank with a 10/12/2017 expiration date and to Mr. Fergusson with a 07/05/2018 expiration date vest as to one-third immediately, and one-third on each of the first and second anniversaries of the grant date.

Refer to "*Compensation Discussion and Analysis – Compensation Mix – Long Term Incentives – Trust Unit Option Plan*" for a summary of the material provisions of the Fund's current Trust Unit Option Plan.

The following table provides additional information with respect to Fund Options granted to directors and vested during the year:

Name	Trust Units Underlying Options Vested during the year (#)	Option Exercise Price ($)	Vesting Date	Market Price of Trust Units on Vesting Date ($)
David W. Cornhill[1]	n/a	n/a	n/a	n/a
Allan L. Edgeworth	5,000	24.62	16/03/2009	13.65
	6,250	14.24	10/12/2009	17.60
Hugh A. Fergusson	6,667	25.39	07/05/2009	15.70
	6,250	14.24	10/12/2009	17.60
Denis C. Fonteyne	6,250	14.24	10/12/2009	17.60
Daryl H. Gilbert	6,250	14.24	10/12/2009	17.60
Robert B. Hodgins	5,000	24.62	16/03/2009	13.65
	6,250	14.24	10/12/2009	17.60
Myron F. Kanik	6,250	14.24	10/12/2009	17.60

Name	Trust Units Underlying Options Vested during the year (#)	Option Exercise Price ($)	Vesting Date	Market Price of Trust Units on Vesting Date ($)
David F. Mackie	6,250	14.24	10/12/2009	17.60
M. Neil McCrank	6,667	25.00	10/12/2009	17.60
	6,250	14.24	10/12/2009	17.60

Note:

(1) Mr. Cornhill received no additional compensation for his role as a director.

Please refer to "*Compensation Discussion and Analysis – Compensation Mix – Long Term Incentives – Mid Term Incentive Plan*" for a summary of the MTIP.

The following table provides additional information with respect to RUs and PUs granted to directors and vested during the year:

Name	Trust Units Underlying RUs and PUs Vested during the year (#)	Additional Trust Units accumulated at time of vesting[(1)] (#)	Vesting Date	Market Price of Trust Units on Vesting Date[(2)] ($)
David W. Cornhill[(3)]	n/a	n/a	n/a	n/a
Allan L. Edgeworth	250 RU	50	16/04/2009	14.44
	250 RU	60	10/12/2009	18.36
	250 RU	33	01/11/2009	18.22
Hugh A. Fergusson	250 RU	33	01/11/2009	18.22
Denis C. Fonteyne	250 RU	50	16/04/2009	14.44
	250 RU	60	10/12/2009	18.36
	250 RU	33	01/11/2009	18.22
Daryl H. Gilbert	250 RU	50	16/04/2009	14.44
	250 RU	60	10/12/2009	18.36
	250 RU	33	01/11/2009	18.22
Robert B. Hodgins	250 RU	50	16/04/2009	14.44
	250 RU	60	10/12/2009	18.36
	250 RU	33	01/11/2009	18.22
Myron F. Kanik	250 RU	50	16/04/2009	14.44
	250 RU	60	10/12/2009	18.36
	250 RU	33	01/11/2009	18.22
M. Neil McCrank	250 RU	60	10/12/2009	18.36
	250 RU	33	01/11/2009	18.22

Notes:

(1) The RUs and PUs are tracked during the applicable vesting period and distributions on a Trust Unit during that period are deemed to be paid on the dates of distribution on each PU and RU and reinvested to acquire more phantom whole units and accrue to the benefit of that individual in the accounts maintained for that individual, to be paid to the individual if and to the extent vesting occurs.

(2) The market price of Trust Units for the purpose of calculating amounts payable pursuant to vested RUs and PUs is the average of the closing price of Trust Units for the immediately preceding 20 days prior to vesting.

(3) Mr. Cornhill received no additional compensation for his role as a director.

The directors have limited the number of Fund Options reserved for grant to the non-employee directors to 1.0 percent of the outstanding Trust Units, including Exchangeable Units. The total number of Fund Options granted to

non-employee directors at December 31, 2009 is equal to 0.46 percent of the issued and outstanding Trust Units, including Exchangeable Units. If the resolution set forth above under "*Matters to be Considered at the Meeting – Approval of Amendment to the Trust Unit Option Plan*" is approved by Unitholders at the Meeting, the 1.0 percent limitation currently imposed on non-employee director participation will be institutionalized in the Trust Unit Option Plan itself and an additional $100,000 per annum value maximum will be applied to the grants to each non-employee director.

TRUST UNIT OWNERSHIP REQUIREMENT FOR DIRECTORS

In recognition of the importance of ensuring an alignment of financial interests of directors with those of Unitholders, AltaGas has adopted a Trust Unit ownership requirement for directors of AltaGas effective February 25, 2009.

Under the requirement, directors must achieve a Trust Unit ownership level of three times their annual retainer within a five-year period commencing on the later of February 25, 2009 or upon the date of formal appointment as a director of AltaGas. This requirement replaces a guideline that was established on August 9, 2006.

Name	Targeted Ownership of Trust Units and/or Exchangeable Units at Fiscal Year-End(1) (#)	Actual Trust Units and Exchangeable Units held as at Fiscal Year-End(2) (#)	Unvested RUs and PUs(3) (#)	Total for Trust Unit Ownership Guidelines(3) (#)	Value of Trust Units, Exchangeable Units, RUs and PUs at Fiscal Year End(4) ($)
David W. Cornhill(5)	n/a	1,128,479	126,527	1,255,006	24,658,416
Allan L. Edgeworth	5,426	5,582	1,900	7,482	159,565
Hugh A. Fergusson	5,426	7,310	1,400	8,710	179,382
Denis C. Fonteyne	5,426	38,200	1,900	40,100	772,783
Daryl H. Gilbert	5,426	900	1,900	2,800	71,543
Robert B. Hodgins	5,426	2,000	1,900	3,900	92,223
Myron F. Kanik	5,426	43,960	1,900	45,860	881,071
David F. Mackie	5,426	1,265,091	1,900	1,266,991	23,838,334
M. Neil McCrank	5,426	7,000	1,650	8,650	179,946

Notes:

(1) Required ownership is three (3x) times the annual retainer. Annual retainer at December 31, 2009 was $34,000, for required ownership of $102,000 within the five-year period referenced above. Trust Unit closing price on the TSX on December 31, 2009 was $18.80.

(2) The information as to the Trust Units and Exchangeable Units owned includes both Trust Units beneficially owned, directly or indirectly, and Trust Units and Exchangeable Units over which control or direction is exercised, and has been furnished by each of the nominees as of the Record Date.

(3) For purposes of administering AltaGas' Trust Unit ownership guidelines, unvested RUs and PUs count toward Trust Unit ownership.

(4) Using the December 31, 2009 Trust Unit closing price on the TSX of $18.80 for Trust Units and Exchangeable Units, and adding the values previously disclosed under the table heading "Market or Payout Value of Trust Unit-based Awards that have not Vested" for RUs and PUs.

(5) Mr. Cornhill is subject to the Trust Unit ownership guidelines for officers.

The Governance Committee periodically reviews Trust Unit holding levels to monitor the progress individual directors are making towards required ownership levels and to ensure directors meet and maintain those levels.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information related to AltaGas' equity compensation plans for the financial year ended December 31, 2009:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	3,807,250	$19.86	3,728,430[(1)]
Equity Compensation plans not approved by securityholders	N/A[(2)]	N/A	N/A[(2)]
Total	3,807,250	$19.86	3,728,430[(1)]

Notes:

(1) Of the 3,728,430 Trust Units available for future issuance pursuant to the Trust Unit Option Plan at December 31, 2009, only 1,630,098 Trust Units were reserved for issuance with the TSX pursuant to the Trust Unit Option Plan.

(2) No Trust Units are available or reserved for future issuance pursuant to the MTIP. On vesting, RUs and PUs are paid in cash or, at the option of AltaGas, Trust Units purchased on the open market. See "*Compensation Discussion and Analysis – Compensation Mix – Long-Term Incentives – Mid Term Incentive Plan*".

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth herein, the General Partner and AltaGas are not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any current or nominee member of the board of directors or executive officer of AltaGas, respectively, at any time since the beginning of the Fund's last financial year, or any associate or affiliate of any of the foregoing persons, in any matter to be acted upon other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The General Partner and AltaGas are not aware of any material interest, direct or indirect, of any informed person of the Fund, any nominee director of the General Partner, or any associate or affiliate of any informed person or nominee director, in any transaction since the commencement of the Fund's most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Fund or any of its subsidiaries.

For the purposes of this Information Circular an "informed person" means, in the context of the Fund, a director or executive officer of any subsidiary of the Fund, including without limitation the General Partner, Holding Trust, AltaGas LP #1, AltaGas LP #2 and AltaGas.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The General Partner and AltaGas are not aware of any individuals who are or were executive officers of AltaGas, directors of the General Partner or employees of the Fund or any of its subsidiaries who are, as at the date hereof,

indebted to the Fund or any of its subsidiaries or to another entity but subject to a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Fund or any of its subsidiaries.

The General Partner and AltaGas are not aware of any individuals who are, or who at any time during the most recently completed financial year were, a director of the General Partner or executive officer of AltaGas, a proposed nominee for election as a director of the General Partner, or an associate of any of those directors, executive officers or proposed nominees, who are, or have been at any time since the beginning of the most recently completed financial year of the Fund, indebted to the Fund or any of its subsidiaries or whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year of the Fund, has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Fund or any of its subsidiaries.

FUND GOVERNANCE

General

Pursuant to the Delegation Agreement, the board of directors is responsible for managing the business and affairs of the Fund generally and believes that good governance improves performance and benefits all Unitholders. The board of directors is therefore committed to a high standard of governance. In addition, pursuant to the Unanimous Shareholder Agreement, AltaGas has granted to the General Partner the power, among other things, of the directors of AltaGas to appoint the executive officers of AltaGas and to manage, or to supervise the management of, the business and affairs of AltaGas. Finally, pursuant to the Administration Agreement, AltaGas is responsible for providing administrative support services to, and for the management and general administration of the affairs of, the Fund.

The General Partner on behalf of the Fund has structured its governance to comply with applicable legislation and policies, including National Policy 41-201 – *Income Trusts and Other Indirect Offerings*, National Instrument 52-110 – *Audit Committees* ("**NI 52-110**"), National Policy 58-201 - *Corporate Governance Guidelines* ("**NP 58-201**"), NI 58-101 and National Instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings* ("**NI 52-109**"). **Attached as Schedule A – Statement of General Partner's Governance Practices is a description of the General Partner's corporate governance practices with specific reference to NI 58-101 and NI 52-110.** The board of directors believes that the General Partner's governance policies and practices are fully compliant with the requirements of NI 52-110, NI 58-101 and NI 52-109 and with the guidelines of NP 58-201. In addition, the General Partner stays abreast of legislative and other policy initiatives pertaining to corporate governance matters and proactively seeks to adjust its corporate governance to address such potential requirements. In particular, the General Partner has noted the publication of proposed instruments to replace NI 58-101, NP 58-201 and NI 52-110 with less prescriptive standards and the removal of bright line tests of independence. The General Partner will ensure that, regardless of the revisions ultimately adopted, it will continue to meet or exceed those requirements.

The board of directors discharges its responsibilities directly and through its committees. At regularly scheduled meetings, the board of directors and management of AltaGas discuss the issues relevant to the Fund's strategy and business. Currently, the board of directors meets a minimum of six (6) times per year and in 2009 met ten (10) times, seven (7) of which included discussions at which the non-independent director and management were not in attendance. The nature of the business discussed and conducted by the board of directors at any particular meeting is dependent on the then-current state of the Fund's business and the opportunities and risks that the Fund faces at that time. However, every regularly scheduled quarterly board of directors' meeting includes a review of the Fund's consolidated financial and operational status and performance and a report from any committees that have met since the last board meeting.

Management's responsibilities are clearly defined by the board of directors. This is accomplished by identifying the roles and responsibilities of the Chief Executive Officer and Chief Financial Officer of the General Partner and by defining the mandates of the board of directors and the committees thereof.

The Fund has a Code of Business Ethics ("**COBE**") that is applicable to the directors, officers, employees, contractors, consultants, representatives and agents of its operating subsidiaries (collectively, the "**Employees**").

The COBE, as an overall framework, sets out fundamental principles to guide the Employees, and encompasses a wide range of business practices and procedures. The COBE incorporates and acts as an umbrella policy to the Fund's various specific policies. New Employees must certify their review of, and agreement to be bound by, the COBE, and Employees must re-certify annually. Refer to Schedule A attached hereto for additional information with respect to the COBE.

Directors and Officers Liability Insurance

Directors and officers' insurance has been obtained for the board of directors and officers of AltaGas and its subsidiaries with a policy limit of $80,000,000 aggregate per policy year. Under this insurance coverage, AltaGas would be reimbursed for indemnity payments made on behalf of the board of directors and officers of AltaGas subject to a deductible of $500,000 per occurrence, which would be paid by AltaGas. The total premium paid by AltaGas for directors and officers' liability insurance during the financial year ended December 31, 2009 was $273,625.

Board Committees

The board of directors has established four committees: the Audit Committee, the Governance Committee, the Environment, Occupational Health and Safety Committee and the Human Resources and Compensation Committee. All of the members of the Audit Committee, the Governance Committee and the Human Resources and Compensation Committee are "independent" directors, within the meaning of NI 52-110. In addition, a majority of members of the Environment, Occupational Health and Safety Committee are independent directors.

Pursuant to the Unanimous Shareholder Agreement, the committees of the board of directors have authority over both the General Partner and AltaGas on those matters covered by their respective mandates.

Audit Committee

The board of directors has developed written terms of reference outlining the Audit Committee's roles and responsibilities and provides appropriate guidance to Audit Committee members as to their duties. These terms of reference are reviewed annually by the board of directors. The Audit Committee assesses the adequacy of procedures for the public disclosure of financial information. The Audit Committee reviews on behalf of the board of directors, and reports to the board of directors the results of its review and its recommendation regarding, all material matters of a financial reporting and audit nature, including without limitation the annual and interim financial statements, Management's Discussion and Analysis, related press releases of the Fund and internal controls. The Audit Committee reviews the nature and scope of the annual audit as proposed by the auditors and management. The Audit Committee is responsible for ensuring that management has established and is maintaining disclosure controls and procedures and internal control over financial reporting.

The Audit Committee meets with the Fund's auditors regularly, independent of management, and has direct communication channels with the Fund's external and internal auditors to discuss and review specific issues as appropriate.

Further information in respect of the Audit Committee and its members and mandate is contained under the heading "*General Partner – Directors and Officers*" in, and is attached as Schedule "A" to, the Fund's annual information form for the year ended December 31, 2009. The annual information form is available under the Fund's profile on SEDAR at www.sedar.com.

The Audit Committee currently consists of Allan L. Edgeworth, Hugh A. Fergusson, Daryl H. Gilbert and Robert B. Hodgins, all of whom are independent directors. Robert B. Hodgins is the chair of the Audit Committee.

Governance Committee

The Governance Committee is responsible for the development of the overall governance of the Fund and its affiliates; a continuing assessment of corporate governance matters; making recommendations to the board of

directors regarding the Fund's approach to corporate governance; and recommending individuals for nomination for election to the board of directors. See Schedule A attached hereto for a further discussion on nomination.

The Governance Committee currently consists of Robert B. Hodgins, Myron F. Kanik, David F. Mackie and M. Neil McCrank, all of whom are independent directors. Myron F. Kanik is the chair of the committee and the Lead Director.

Environment, Occupational Health and Safety Committee

The Environment, Occupational Health and Safety Committee monitors and makes recommendations to the board of directors with respect to the environment, health and safety policies, practices and procedures of the Fund's affiliates, including AltaGas and its subsidiaries. The committee has established an environmental risk management system and monitors its operation through regular reports.

The Environment, Occupational Health and Safety Committee currently consists of David W. Cornhill, Allan L. Edgeworth, Hugh A. Fergusson, Denis C. Fonteyne and M. Neil McCrank, of whom Messrs. Edgeworth, Fergusson, Fonteyne and McCrank are independent directors. Denis C. Fonteyne is the chair of the committee.

Human Resources and Compensation Committee

The mandate of the Human Resources and Compensation Committee (the "**HR Committee**") includes developing appropriate compensation policies for the senior management of AltaGas and evaluating senior management performance. These responsibilities include reporting and making recommendations as to remuneration to the board of directors for their consideration and approval.

Following review of data and discussion by members of the HR Committee, recommendations are made by the HR Committee to the board of directors for their consideration and approval. In all cases, the board of directors has acted upon HR Committee recommendations without modification in any material way. The HR Committee meets at least quarterly to fulfill its mandate.

The Human Resources and Compensation Committee currently consists of Denis C. Fonteyne, Daryl H. Gilbert, Myron F. Kanik and David F. Mackie, all of whom are independent directors. Daryl H. Gilbert is the chair of the committee. None of the members of the committee was an officer or employee of AltaGas or any of its subsidiaries in the most recently completed financial year; was formerly an officer of AltaGas or any of its subsidiaries; or had or has any relationship that requires disclosure under the headings "*Indebtedness of Directors and Executive Officers*" or "*Interest of Informed Persons in Material Transactions*" in this Information Circular; was an executive officer of AltaGas and also served as a member of the compensation committee (or equivalent) of another issuer, one of whose executive officers served on the HR Committee; was an executive officer of AltaGas and also served as a director of another issuer, one of whose executive officers served on the HR Committee; or was an executive officer of AltaGas and also served as a member of the compensation committee (or equivalent) of another issuer, one of whose executive officers served as a director of the General Partner.

OTHER MATTERS

The General Partner knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

AltaGas shall provide without charge, upon request being made to AltaGas, a copy of the Fund's annual information form, together with any document, or the pertinent pages of any document, incorporated by reference therein, the Fund's most recently filed comparative annual financial statements, together with the accompanying report of the auditor, the Fund's most recently filed annual Management's Discussion and Analysis and any interim financial statements of the Fund that have been filed thereafter and the interim Management's Discussion and Analysis

relating thereto. Financial information is provided in the Fund's comparative financial statements and Management's Discussion and Analysis for the year ended December 31, 2009.

Additional information relating to the General Partner, AltaGas and the Fund is available under the Fund's profile on SEDAR at www.sedar.com.

SCHEDULE "A"

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following table sets forth the disclosure requirements for Corporate Governance Disclosure set forth in NI 58-101F1 together with the General Partner's governance approach. In addition, where applicable the table references the requirements contained in NI 52-110 and the General Partner's compliance therewith. The board of directors believes that the General Partner's corporate governance policies and practices fully comply with the requirements of NI 52-110 and NI 58-101 and with the guidelines of NP 58-201.

1. Board of Directors	
a.	**Disclose the identity of directors who are independent.** Independent directors: Allan L. Edgeworth — Denis C. Fonteyne Hugh A. Fergusson — Daryl H. Gilbert Robert B. Hodgins — Myron F. Kanik David F. Mackie — M. Neil McCrank This disclosure is also set forth above under *"Matters to be Considered at the Meeting - Election of Directors"*.
b.	**Disclose the identity of directors who are not independent, and describe the basis for that determination.** David W. Cornhill, as Chief Executive Officer of the General Partner and AltaGas and a member of management, is not considered independent.
c.	**Disclose whether or not a majority of directors are independent.** A majority of the directors, eight of nine, are independent within the meaning of NI 58-201.
d.	**Disclose directors' directorships in other public entities.** David W. Cornhill — Magma Energy Corp. Allan L. Edgeworth — Emera Inc.; Pembina Pipeline Corporation (Administrator of Pembina Pipeline Income Fund) Hugh A. Fergusson — Provident Energy Ltd. (Delegate of the trustee of Provident Energy Trust); Canexus Limited (Administrator of Canexus Income Fund) Denis C. Fonteyne — None Daryl H. Gilbert — Crocotta Energy Inc.; Falcon Oil & Gas Ltd.; Galleon Energy Inc.; MGM Energy Corp.; Penn West Petroleum Ltd. (Administrator of Penn West Energy Trust); Seaview Energy Inc.; Spry Energy Ltd.; Suroco Energy Inc.; Zedi Inc. Robert B. Hodgins — EnerMark Inc. (Delegate of the trustee of Enerplus Resources Fund); Fairborne Energy Ltd.

		MGM Energy Corp. Orion Oil & Gas Corporation
	Myron F. Kanik	Pembina Pipeline Corporation (Administrator of Pembina Pipeline Income Fund)
	David F. Mackie	None
	M. Neil McCrank	Petrobank Energy and Resources Ltd. MegaWest Energy Corp.

e. **Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.**

In 2009, the independent directors had seven (7) regularly scheduled meetings at which the non-independent director and management were not in attendance.

f. **Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.**

David W. Cornhill is the Chairman of the board of directors and Chief Executive Officer of the General Partner and AltaGas and is not considered an independent director.

To ensure that the board of directors can function independently of management, the board of directors has appointed Myron F. Kanik, an independent director, as Lead Director. Mr. Kanik acts as Chair of the board of directors at meetings where the non-independent director and management are not in attendance. Responsibility for administering the board of directors' relationship to management has been assigned to the Governance Committee. Mr. Kanik is also chair of the Governance Committee.

See discussion of Governance Committee below.

g. **Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.**

See disclosure of attendance record above under *"Election of Directors"*.

2. Board Mandate

a. The board of directors has the following mandate:

I. CONSTITUTION

A. The Board of Directors is constituted in accordance with the Articles and By-laws of the Corporation as amended from time to time and in accordance with the CBCA as amended from time to time.

B. The Board of Directors will act in accordance with the Articles and By-laws of the Corporation as amended from time to time and in accordance with the CBCA and other applicable legislation as amended from time to time.

C. Pursuant to the Delegation Agreement, the Board of Directors of the General Partner is responsible for managing the business and affairs of the Fund.

D. In addition, pursuant to the Unanimous Shareholder Agreement, AltaGas has granted to the General Partner the power, among other things, of the directors of AltaGas to appoint the executive officers of AltaGas and to manage, or to supervise the management of, the business and affairs of AltaGas.

II. MEMBERSHIP AND ORGANIZATION

A. The Articles of the Corporation provide that there shall be a minimum of one and a maximum of nine Directors. In addition, the Articles provide that the Directors may appoint one or more Directors to hold office for a term expiring at the next annual meeting of the Unitholders

provided that the total number so appointed may not exceed one third of the number of Directors elected at the previous annual meeting of the Unitholders.

B. Nominations for the position of Director are in accordance with the Articles and By-laws of the Corporation and the Act. Nominees for Directors are initially considered and recommended by the Governance Committee of the Board of Directors, approved by the Board of Directors as a whole and elected annually by the Trustee at the direction of the Unitholders.

C. The Board of Directors must be composed of a majority of members who have been determined by the Board of Directors to be independent. A Director is independent if the Director has no relationship with the Fund, the General Partner or AltaGas which could, in the view of the Board of Directors, reasonably interfere with the exercise of a Director's independent judgment.

D. The Board of Directors may delegate certain of their responsibilities to committees of the Board of Directors. The responsibilities of the committees will be set forth in a mandate for each committee, as determined by the Board of Directors from time to time.

III. MEETINGS

A. The Board of Directors shall convene not less than four times annually at such times and places as determined by the Board of Directors, or as required by the By-laws or the Act. In addition, the Board of Directors shall convene at the request of the Chairman, the Lead Director, any officer of the General Partner or AltaGas or any Director or as otherwise set forth in the By-laws.

B. Notice of the time, date and place of each meeting of the Board of Directors shall be given to each Director not less than 48 hours before the time when the meeting is to be held in accordance with the By-laws and the Act.

C. A quorum of the Directors at any meeting necessary for the transaction of business shall be as set forth in the By-laws.

D. The Board of Directors will meet at least quarterly and in addition, once annually to review long-term and strategic planning for the Fund.

E. The independent Directors will meet on a periodic basis in the absence of management and non-independent Directors.

IV. DUTIES AND RESPONSIBILITIES

A. The Board of Directors has plenary power. Any responsibility not delegated to management or a committee of the Board of Directors remains with the Board of Directors.

B. The Board of Directors, in accordance with the Articles, the By-laws and the Act, affirms its mandate and general power to manage and supervise the management of the business and affairs of the Fund, the General Partner and AltaGas and assumes responsibility for the overall stewardship of the Fund, the General Partner and AltaGas.

C. In discharging its general powers and responsibilities and fulfilling its mandate, the Board of Directors oversees the development, adoption and implementation of the Fund's strategies and plans. In addition to its general powers and responsibilities, the Board's responsibilities include:

1. Establishing a code of business ethics, encouraging a culture of ethical business conduct throughout the organization and monitoring compliance with the code of business ethics by the directors, officers and employees of the Fund and its subsidiaries;
2. Participating in the Fund's strategic planning process on an annual basis, including an examination of the opportunities and risks of the business of the Fund and its subsidiaries;
3. Identifying and understanding the principal risks associated with the Fund's business and reviewing and approving the implementation of systems to manage such risks;
4. Overseeing management development and succession planning through the Human

Resources and Compensation Committee;

5. Establishing policies for communicating with Unitholders and others and for receiving comment from Unitholders and others;

6. Reviewing the effectiveness of the Fund's internal control and management information systems;

7. Developing the Fund's approach to governance through the Governance Committee of the Board of Directors;

8. Overseeing finance, accounting, audit and financial control matters through the Audit Committee of the Board of Directors;

9. Overseeing environment, occupational health and safety matters through the Environment, Occupational Health and Safety Committee of the Board of the Directors; and

10. The general review of the Fund's results of operations, including the evaluation of the general and specific performance of management.

D. The Board of Directors is responsible for establishing policies to ensure effective, timely and non-selective communications between the Fund, its Unitholders, other stakeholders and the public. The Board of Directors, or the appropriate committee thereof, will review and approve the content of the Fund's major communications to Unitholders and the investing public, including the quarterly and annual reports, the information circular, the annual information form and any prospectuses that may be issued. The Board of Directors will establish policies for receiving communications from its Unitholders, other stakeholders and the public.

E. The Board of Directors is responsible for establishing the mandates, roles and responsibilities of the Committees of the Board of Directors and the Chairs of each Committee and for delineating the responsibilities of the Chairman, Lead Director, Chief Executive Officer and management. The Board of Directors will review this mandate at least once annually.

Discussion

The mandate of the board of directors pursuant to the *Canada Business Corporations Act* (the "**CBCA**") is generally to manage or supervise the management of the business and affairs of the General Partner. Pursuant to the Unanimous Shareholder Agreement the board of directors has also assumed that role in respect of AltaGas.

The board of directors sets one meeting per year for a comprehensive review and approval of the Fund's budget and plan for the Fund and its affiliates the following year. The board of directors has also established one meeting per year for a comprehensive review and approval of the overall strategic plan of the Fund and its affiliates. Management regularly provides the board of directors with operational reviews of the Fund's and its affiliates' activities. In conjunction with these reviews, the board of directors discusses various strategic planning matters and identifies business and other risks associated with the activities of the Fund and its affiliates, as it considers appropriate.

The board of directors is responsible for understanding the principal risks associated with the business of the Fund and its affiliates on an ongoing basis and management is responsible to ensure that the board of directors and its committees are kept well informed of these changing risks on a timely basis.

The board of directors considers that certain decisions are sufficiently important that management should seek prior approval of the board of directors. Such decisions include: approval of the annual capital and operating budgets and any material changes to or deviations from these budgets; acquisition or sale of significant assets, including significant commitments with industry partners; significant debt or equity financing; changes in management; all matters as required under the Declaration of Trust or the CBCA; and significant changes incorporate policies, goals or objectives.

3. Position Descriptions	
a.	**Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.** The board of directors has established written mandates for the board of directors and each of the Audit, Governance, Human Resources and Compensation, and Environment, Occupational Health and Safety Committees which set out the roles and responsibilities of the board and each committee. The Governance Committee's mandate includes review of the description of the directors' duties and the division of duties between and among directors, the Chairman, the Lead Director, the Chief Executive Officer and management.
b.	**Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a written position description, briefly describe how the board delineates the role and responsibilities of the CEO.** The board of directors has developed and maintains a position description for the Chief Executive Officer (within the context of the requirements imposed by the Declaration of Trust, the CBCA and AltaGas' by-laws), which includes the limits on management's responsibilities. The Governance Committee's mandate includes review of the description of the directors' duties and the division of duties between and among directors, the Chairman, the Lead Director, the Chief Executive Officer and management. The board of directors develops corporate objectives for which the Chief Executive Officer is responsible through its annual budget and strategic plan review, and otherwise as required. The Human Resources and Compensation Committee evaluates the Chief Executive Officer against those objectives and reports the results of the evaluation to the board of directors.
4. Orientation and Continuing Education	
a.	**Briefly describe what measures the board takes to orient new directors regarding** **(i) the role of the board, its committees and its directors, and** **(ii) the nature and operation of the issuer's business.** The Governance Committee is responsible for establishing formal orientation, development and education programs and materials for new directors. The General Partner does not provide formal education programs for new directors, but meetings are arranged with the Lead Director, the Chairman, the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, the Vice President, General Counsel and Corporate Secretary and other members of management to discuss the role of the board of directors, its Committees and its directors, and the nature and operation of AltaGas' business. In addition, the General Partner does provide such other orientation and information as individual directors may request.
b.	**Briefly describe what measures, if any, the board takes to provide continuing education for its directors.** The Governance Committee is responsible for establishing formal orientation, development and education programs and materials for directors. Ongoing education of all directors is offered where a need is perceived or based on input obtained from individual directors as part of the assessment process.

5. Ethical Business Conduct	
a.	**Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:** **(i) disclose how a person or company may obtain a copy of the code;** **(ii) describe how the board monitors compliance with the code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and** **(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.** The board of directors has adopted a Code of Business Ethics ("**COBE**"). A copy of the COBE is publicly available through the SEDAR website at www.sedar.com or on the Fund's website at www.altagas.ca or by request to the Vice President, General Counsel and Corporate Secretary. The board of directors monitors compliance with the COBE through reports of management to the Board Committees with responsibility for various aspects of the COBE. In addition, the Fund has established a third-party service provider hotline and website for complaints. Complaints to the third-party service provider are provided to the Chair of the Audit Committee. Employees are required to sign off annually on their understanding of COBE. There have not been any material change reports filed since the beginning of the Fund's most recently completed financial year that pertain to any conduct of a director or executive officer that constitutes a departure from the COBE.
b.	**Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.** Any director with a material interest in a transaction or agreement being considered by the board of directors is required to declare such conflict and either absent themselves from the board of directors' meeting where such transaction or agreement is being considered or abstain from voting with respect to such transaction or agreement. Executive Officers are to disclose any material interest in a transaction or agreement being considered by the board of directors. Such Executive Officers would not be present at the board of directors meeting at which such transaction is being considered.
c.	**Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.** The Governance Committee is responsible for the development of the overall governance of the Fund, a continuing assessment of corporate governance matters, and to make recommendations to the board of directors regarding the General Partner's approach to corporate governance. Included in the Governance Committee's mandate is to review and make recommendations to the board of directors regarding the General Partner's approach to ethical business conduct as set forth in the COBE.
6. Nomination of Directors	
a.	**Describe the process by which the board identifies new candidates for board nomination.** The Governance Committee's mandate includes recommending directors to the board of directors to fill vacancies on the board of directors or to be proposed for election by the Trustee, at the direction of the Unitholders. The qualifications of the new board of directors' nominees are reviewed by the Governance Committee based on criteria set by the board of directors from time to time.
b.	**Disclose whether or not the board has a nominating committee composed entirely of independent directors.** The Governance Committee is currently composed of Robert B. Hodgins, Myron F. Kanik, David F. Mackie and M. Neil McCrank all of whom are independent directors. Myron F. Kanik is the chair of the committee and the Lead Director.

c.	**If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.** The Governance Committee's mandate includes recommending directors to the board of directors to fill vacancies on the board of directors or to be proposed for election by the Trustee, at the direction of the Unitholders. The competencies and skills of the board of directors as a whole are considered by the Governance Committee in assessing potential nominees. The qualifications of the new board of directors' nominees are reviewed by the Governance Committee based on criteria set by the board of directors from time to time. The Governance Committee's mandate includes reviewing and making recommendations as to the size of the board of directors and practices for measuring performance. Based on these recommendations, the board of directors considers its size each year when it considers the number of directors to recommend to the Unitholders for election at the annual meeting of Unitholders, taking into account the number required to carry out the board of directors' duties effectively and to maintain a diversity of view, skills and experience.
7. Compensation	
a.	**Describe the process by which the board determines the compensation for the issuer's directors and officers.** See the discussion under the heading *"Report on Employee and Executive Compensation"* in the Information Circular.
b.	**Disclose whether or not the board has a compensation committee composed entirely of independent directors.** The Human Resources and Compensation Committee currently consists of Denis C. Fonteyne, Daryl H. Gilbert, Myron F. Kanik and David F. Mackie, all of whom are independent directors. Daryl H. Gilbert is the chair of the committee.
c.	**If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.** The mandate of the Human Resources and Compensation Committee includes reviewing and approving corporate goals and objectives relevant to the Chief Executive Officer's compensation, evaluation of the Chief Executive Officer against those goals and objectives and making recommendations to the board of directors with respect to the Chief Executive Officer's compensation based on its evaluation, developing appropriate compensation policies for the other officers of AltaGas and for evaluating senior management performance. The Human Resources and Compensation Committee reviews executive compensation disclosure before public disclosure of this information.
d.	**If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.** AltaGas engaged Mercer (Canada) Limited ("**Mercer**") to provide specific support to it and the board of directors in determining compensation for AltaGas' officers and directors during the most recently completed fiscal year. This support consisted of (i) the provision of general market observations with respect to market trends and issues, and (ii) the provision of benchmark data. Mercer was paid approximately $54,000 in fees for this work. In addition to this mandate, Mercer (through a different line of business) provides general employee compensation or benefits consulting services to AltaGas.

8. Other Board Committees	
a.	**If the board has other standing committees other than audit, compensation and nominating committees, identify the committee and describe their function.** In addition to the Audit Committee, the Governance Committee and the Human Resources and Compensation Committee, the board of directors of the General Partner has established the Environment, Occupational Health and Safety Committee, which monitors and makes recommendations with respect to the environment, health and safety policies, practices and procedures of the Fund's affiliates, including AltaGas and its subsidiaries. The committee has established an environmental risk management system and monitors its operation through regular reports. The Environment, Occupational Health and Safety Committee currently consists of David W. Cornhill, Allan L. Edgeworth, Hugh A. Fergusson, Denis C. Fonteyne and M. Neil McCrank, of whom Messrs. Edgeworth, Fergusson, Fonteyne and McCrank are independent directors. Denis C. Fonteyne is the chair of the committee.
9. Assessments	
a.	**Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.** The Governance Committee's mandate also includes establishing appropriate practices for measuring the performance and for the review of the performance of the board of directors, board of directors' committees and individual directors. The board of directors has a system to evaluate its performance. Each director annually completes a confidential questionnaire designed to provide directors with an opportunity to evaluate how effectively the board of directors, its committees, and the individual directors, are operating and to make suggestions for improvement. The questionnaire is primarily designed to provide constructive input for the improvement of the board of directors as a whole. Questions posed address the composition of the board of directors and its committees; effectiveness of the board of directors and its committees, the Chair and lead director, and meetings; duties and responsibilities of the board of directors and its committees; and orientation and development processes for the board of directors. The questionnaire, once completed, is submitted to the Chair of the Governance Committee. Directors' input is then summarized on an anonymous basis. The summary is then reported to the board of directors by the Chair of the Governance Committee.
NI 52-110 Financial Literacy	
NI 52-110 Requirement	**The audit committee must have a minimum of three members, each of whom must be "independent" and "financially literate" directors.**
Does the General Partner Align?	Yes
Description of Approach	The CBCA, the corporate statute governing the General Partner, requires that the Audit Committee of the General Partner be composed of not less than three directors, a majority of whom are not officers or employees of the General Partner or any of its affiliates, including AltaGas. The Audit Committee complies with these requirements and the requirements of NI 52-110.
	All members of the Audit Committee are "financially literate" and Allan L. Edgeworth, Hugh Fergusson, Daryl H. Gilbert and Robert B. Hodgins have "accounting or related financial expertise", based on criteria established by the board of directors in accordance with NI 52-110.

	The board of directors has adopted the definition of "financially literate" set forth in NI 52-110.[1] The board of directors has developed written terms of reference outlining the Audit Committee's roles and responsibilities and provides appropriate guidance to Audit Committee members as to their duties. These terms of reference are reviewed annually by the board of directors. The Audit Committee assesses the adequacy of procedures for the public disclosure of financial information. The Audit Committee reviews on behalf of the board of directors, and reports to the board of directors the results of its review and its recommendation regarding, all material matters of a financial reporting and audit nature, including without limitation the annual and interim financial statements, management discussion and analysis, related press releases of the Fund and internal controls. The Audit Committee reviews the nature and scope of the annual audit as proposed by the auditors and management. The Audit Committee is responsible for ensuring that management has established and is maintaining disclosure controls and procedures and internal control over financial reporting. The Audit Committee meets with the Fund's auditors regularly, independent of management, and has direct communication channels with the Fund's external and internal auditors to discuss and review specific issues as appropriate.
Audit Committee Charter	
NI 52-110 Requirement	The Audit Committee must have a written charter that sets out its mandate and responsibilities.
Does the General Partner Align?	Yes
Description of Approach	The Audit Committee has a charter in place. See the Fund AIF for the text of the charter.

[1] NI 52-110 defines "financial literacy" as the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Trust's financial statements.


MERRILL
CORPORATION CANADA

Printed in Canada
10-8271-0

ALTAGAS INCOME TRUST

NOTICE OF ANNUAL AND SPECIAL MEETING OF SECURITYHOLDERS
to be held June 3, 2010

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "**Interim Order**") of the Court of Queen's Bench of Alberta dated May 3, 2010, an Annual and Special Meeting (the "**Meeting**") of the holders ("**Unitholders**") of trust units ("**Trust Units**") of AltaGas Income Trust (the "**Fund**") and the holders ("**LP #1 B Unitholders**" and, together with the Unitholders, collectively referred to as the "**Securityholders**") of Class B limited partnership units ("**LP #1 B Units**" and together with the Trust Units, the "**Securities**") of AltaGas Holding Limited Partnership No. 1 ("**AltaGas LP #1**") will be held at The Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta at 3:00 p.m. (Calgary time) on Thursday, June 3, 2010 for the following purposes:

(a) to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the "**Arrangement Resolution**"), the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement of the Fund dated May 4, 2010 (the "**Information Circular**"), to approve a plan of arrangement (the "**Arrangement**") under Section 192 of the *Canada Business Corporations Act* (the "**CBCA**"), all as more particularly described in the Information Circular;

(b) to receive the annual report of the directors of AltaGas General Partner Inc. (the "**General Partner**"), on behalf of the Fund, to the Unitholders and the consolidated financial statements of the Fund for the year ended December 31, 2009 and the auditors' report thereon;

(c) to fix the number of directors of the General Partner, to consider the nominees standing for election as directors of the General Partner and to direct Computershare Trust Company of Canada, as trustee of the Fund, to cause the election of the directors of the General Partner;

(d) to appoint Ernst & Young LLP as auditors of the Fund and to authorize the directors of the General Partner to fix Ernst & Young LLP's remuneration in that capacity;

(e) to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution approving a stock option plan for AltaGas Conversion Inc. ("**New AltaGas**"), which stock option plan will be assumed by the corporation to be formed on the amalgamation of AltaGas Ltd., New AltaGas and AltaGas Conversion #2 Inc. pursuant to the Arrangement ("**New AltaGas Amalco**"), all as more particularly described in the Information Circular and in the form attached as Appendix D to the Information Circular; and

(f) to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters to be put before the Meeting are set forth in the Information Circular. A copy of the Plan of Arrangement in respect of the Arrangement is attached as Exhibit A to the Arrangement Agreement which is attached as Appendix C to the Information Circular. The record date ("**Record Date**") for determination of Securityholders entitled to receive notice of and to vote at the Meeting is April 29, 2010. Only Securityholders whose names have been entered in the applicable register of holders of Securities on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

The Securityholders will vote together as a single class of securities at the Meeting. Each Trust Unit outstanding on the Record Date is entitled to one vote. Computershare Trust Company of Canada (the "**Trustee**"), the holder of the special voting unit of the Fund, for the benefit of LP #1 B Unitholders, is entitled to such number of votes at the Meeting as is equal to the aggregate number of outstanding LP #1 B Units as at the Record Date.

A Unitholder who is unable to attend the Meeting in person is requested to complete and sign the enclosed form of proxy and to deliver it by regular mail to Computershare Trust Company of Canada, 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1 (or to send it by courier or hand delivery to Computershare Trust Company of Canada's Calgary office at 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8). In order to be valid and acted upon at the Meeting, the form of proxy must be received no later than 3:00 p.m. (Calgary time) on the second business day before the date of the Meeting or any adjournment(s) thereof or be deposited with the Chairman of the Meeting prior to its commencement.

A LP #1 B Unitholder who is unable to attend the Meeting in person is requested to complete and sign the enclosed voting instruction form and deliver it by regular mail to Computershare Trust Company of Canada, 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1 (or to send it by courier or hand delivery to Computershare Trust Company of Canada's Calgary office at 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8). In order to be valid and acted upon at the Meeting, the voting instruction form must be received no later than 3:00 p.m. (Calgary time) on the second business day before the date of the Meeting or any adjournment(s) thereof or be deposited with the Chairman of the Meeting prior to its commencement. The voting instruction form is the means by which LP #1 B Unitholders may authorize the voting of the voting rights associated with the LP #1 B Units at the Meeting. Each vote will only be exercised as directed on the voting instruction form. In the absence of instructions as to voting, no voting rights will be exercised on behalf of LP #1 B Unitholders.

If you are a non-registered holder of Securities and received these materials through your broker or through another intermediary, please complete and return the form of proxy or voting instruction form, as the case may be, provided to you in accordance with the instructions provided by your broker or other intermediary.

DATED at the City of Calgary, in the Province of Alberta, this 4th day of May 2010.

BY ORDER OF THE BOARD OF DIRECTORS OF ALTAGAS GENERAL PARTNER INC., the delegate of the trustee of **ALTAGAS INCOME TRUST**

(signed) *"David W. Cornhill"*
David W. Cornhill
Chairman and Chief Executive Officer
AltaGas General Partner Inc.

THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONJUNCTION WITH THE PLAN OF ARRANGEMENT INVOLVING ALTAGAS INCOME TRUST, ALTAGAS LTD., ALTAGAS GENERAL PARTNER INC., ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 2, ALTAGAS HOLDING TRUST, ALTAGAS CONVERSION INC., COMPUTERSHARE TRUST COMPANY OF CANADA (IN ITS CAPACITY AS VOTING AND EXCHANGE TRUSTEE) AND THE SECURITYHOLDERS OF ALTAGAS INCOME TRUST AND ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, COMPUTERSHARE INVESTOR SERVICES INC.


AltaGas

LETTER OF TRANSMITTAL

FOR HOLDERS OF TRUST UNITS OF ALTAGAS INCOME TRUST OR CLASS B LIMITED PARTNERSHIP UNITS OF ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

Please read the Instructions set out below carefully before completing this Letter of Transmittal.

TO:	**ALTAGAS INCOME TRUST**
AND TO:	**ALTAGAS HOLDING LIMITED PARTNERSHIP NO.1**
AND TO:	**COMPUTERSHARE INVESTOR SERVICES INC., AS DEPOSITARY**

This Letter of Transmittal (the "**Letter of Transmittal**") is for use by holders ("**Unitholders**") of trust units ("**Trust Units**") of AltaGas Income Trust (the "**Fund**") and the holders (the "**LP #1 B Unitholders**" and, together with the Unitholders, collectively the "**Securityholders**") of Class B limited partnership units ("**LP #1 B Units**" and, together with the Trust Units, collectively the "**Securities**") of AltaGas Holding Limited Partnership No. 1 ("**AltaGas LP #1**") in connection with the proposed arrangement ("**Arrangement**") involving the Fund, AltaGas Ltd. ("**AltaGas**"), AltaGas General Partner Inc. (the "**General Partner**"), AltaGas LP #1, AltaGas Holding Limited Partnership No. 2, AltaGas Holding Trust ("**Holding Trust**") and AltaGas Conversion Inc. ("**New AltaGas**"), Computershare Trust Company of Canada (as trustee under the voting and exchange trust agreement of the Fund) and the Securityholders pursuant to an Arrangement Agreement dated as of May 4, 2010, a copy of which is attached as Appendix C to the Information Circular and Proxy Statement ("**Information Circular**") of the Fund dated May 4, 2010. Pursuant to the Arrangement, Unitholders and LP #1 B Unitholders will ultimately receive, for each Trust Unit or LP #1 B Unit held, one common share (a "**New AltaGas Amalco Share**") of AltaGas Ltd. ("**New AltaGas Amalco**"), a corporation to be formed by the amalgamation of AltaGas, the General Partner and New AltaGas pursuant to the Arrangement.

Capitalized terms used but not defined in this Letter of Transmittal shall have the meanings given to them in the Information Circular.

Securityholders whose Trust Units or LP #1 B Units, as the case may be, are registered in the name of a broker, dealer, bank, trust company or other nominee must contact that nominee for information about how to exchange their Securities for New AltaGas Amalco Shares.

The undersigned delivers to you the enclosed certificate(s) (or, in the case of the LP #1 B Units only, a copy thereof) representing Trust Units and/or LP #1 B Units, as the case may be, to be exchanged for certificate(s) representing New AltaGas Amalco Shares pursuant to and in accordance with the Arrangement described in the Information Circular. If applicable, and in the case of LP #1 B Units only, the undersigned hereby directs

AltaGas LP #1, or AltaGas LP #1's legal counsel, Stikeman Elliott LLP, to deliver or cause to be delivered to the Depositary the original certificate(s) representing such LP #1 B Units.

DESCRIPTION OF CERTIFICATES DEPOSITED			
Certificate Number(s)	**Name in which Trust Units or LP #1 B Units, as the case may be, are Registered**	**Number of Trust Units (if any)**	**Number of LP #1 B Units (if any)**
	TOTAL:		

(If space is not sufficient, please attach a list in the above form)

☐ Some or all of my Trust Unit certificates have been lost, stolen or destroyed. Please review Instruction 7 for the procedure to replace lost, stolen or destroyed certificates (**Check box if applicable**).

☐ Some or all of the copies of my LP #1 B Unit certificates have been lost, stolen or destroyed. Please review Instruction 7 for the procedure to be followed (**Check box if applicable**).

Securityholders will not receive New AltaGas Amalco Shares or any dividends or other distributions which may be declared thereon after the effective date of the Arrangement (the "Effective Date") until they submit the certificates for their Securities (or, in the case of the LP #1 B Units only, a copy of such LP #1 B Unit certificate(s)) to the Depositary along with a duly completed Letter of Transmittal. Each certificate (or, in the case of the LP #1 B Units only, a copy of such LP #1 B Unit certificate) formerly representing Securities that is not deposited with all other documents as required pursuant to the Arrangement on or prior to the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder to receive New AltaGas Amalco Shares or any dividends or other distributions which may have been declared thereon.

AUTHORIZATION

The undersigned:

1. represents and warrants that the undersigned is the legal owner of the above listed Securities, has good title to the rights represented by the above mentioned certificates, free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits, and has full power and authority to deliver such certificates;

2. represents and warrants that the certificate(s) (or, in the case of the LP #1 B Units only, a copy of such LP #1 B Unit certificate(s)) described above, together with any other certificates submitted with a separate Letter of Transmittal as required by the attached instructions, represents all of the Securities owned by the undersigned;

3. represents and warrants that the information provided herein is true, accurate and complete as of the date hereof;

4. acknowledges receipt of the Information Circular;

5. directs the Depositary to issue or cause to be issued the New AltaGas Amalco Shares to which the undersigned is entitled on completion of the Arrangement in the name indicated below, and to send the New AltaGas Amalco Shares to the address, or hold the same for pickup, as indicated in this Letter of Transmittal, unless otherwise indicated under "*Special Registration Instructions*" or "*Special Delivery Instructions*";

6. covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing Trust Units and/or LP #1 B Units, as applicable, for certificate(s) representing New AltaGas Amalco Shares;

7. acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned; and

8. by virtue of the execution of this Letter of Transmittal shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Securities deposited pursuant to the Arrangement will be determined by the Fund in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on the Fund, AltaGas LP #1, New AltaGas Amalco, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice.

Unless otherwise indicated under "*Special Registration Instructions*" or "*Special Delivery Instructions*" (in which case issuance and delivery should be made in accordance with those instructions), the certificates for the New AltaGas Amalco Shares should be issued in the name of the undersigned and forwarded to the undersigned at the address specified below the signature of the undersigned (or if no such address or delivery instructions are provided, to the latest address of record on the Fund's register of Trust Units and/or AltaGas LP #1's register of LP #1 B Units, as applicable). If the Arrangement is not completed and the Arrangement Agreement is terminated or the parties thereto terminate their obligations thereunder, the undersigned directs the Depositary to return the enclosed certificate(s) (or, in the case of the LP #1 B Units only, a copy of such LP #1 B Unit certificate(s)) in accordance with the instructions in the preceding sentence.

BOX A
SPECIAL REGISTRATION INSTRUCTIONS
(See Instruction 2)

To be completed only if the certificate(s) for the New AltaGas Amalco Shares are NOT to be issued in the name of the Securityholder.

In the Name of: ______________________
(please print)

Address: ______________________

____

____
(include postal or zip code)

____
Telephone Number (during business hours)

BOX B
SPECIAL DELIVERY INSTRUCTIONS
(See Instruction 2)

To be completed only if the certificate(s) for the New AltaGas Amalco Shares are to be sent to a name or an address other than the name and address of the undersigned specified below the signature of the Securityholder.

In the Name of: ______________________
(please print)

Address: ______________________

____

____
(include postal or zip code)

BOX C
HOLD FOR PICKUP
(See Instruction 2)

☐ Check here if the certificate(s) for the New AltaGas Amalco Shares are to be held for pick-up at the office of the Depositary at which this Letter of Transmittal is deposited.

Signature guaranteed by (if required under Instructions 3 and 4):

Dated: ______________________, 2010

____
Authorized Signature of Guarantor

____
Name of Guarantor
(please print or type)

____
Address of Guarantor
(please print or type)

____

____
Signature of Securityholder or Authorized Representative
(see Instructions 3 and 5)

____
Address of Securityholder

____
Daytime Telephone Number of Securityholder

____
Facsimile Number of Securityholder

____
Name of Securityholder(please print or type)

____
Name of Authorized Representative, if applicable
(please print or type)

____
Social Insurance Number or U.S. Resident Taxpayer Identification Number
(must be provided)

INSTRUCTIONS

1. **Use of Letter of Transmittal.**

   (a) This Letter of Transmittal (or a manually executed copy hereof) validly completed and duly signed as required by the instructions set forth below, together with accompanying certificate(s) (or, in the case of the LP #1 B Units only, a copy of such LP #1 B Unit certificate(s)) representing the Trust Units and/or LP #1 B Units, as applicable, and all other documents required by the terms of the Arrangement and this Letter of Transmittal must be received by the Depositary at the office specified on the back page of this document.

   (b) The method used to deliver this Letter of Transmittal and any accompanying certificates (or, in the case of the LP #1 B Units only, a copy of such LP #1 B Unit certificate(s)) representing Trust Units and/or LP #1 B Units, as applicable, and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received. It is recommended that the necessary documentation be hand delivered to the Depositary at any of their offices specified on the back page of this document, and a receipt obtained. However, if such documents are mailed, it is recommended that registered mail be used and that proper insurance be obtained. **Securityholders whose Securities are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing those Securities.**

2. **Special Registration and Delivery Instructions.** The boxes entitled "*Special Registration Instructions*", "*Special Delivery Instructions*" and "*Hold for Pickup*", as applicable, should be completed if the certificate(s) for the New AltaGas Amalco Shares to be issued pursuant to the Arrangement is to be: (a) issued in the name of a person other than the person signing the Letter of Transmittal; (b) sent to someone other than the person signing the Letter of Transmittal or sent to the person signing the Letter of Transmittal at an address other than that appearing below that person's signature; or (c) held by the Depositary for pick-up. See also Instruction 4 below.

3. **Signatures.** This Letter of Transmittal must be validly completed and duly signed by the holder of Securities or by such holder's duly authorized representative (in accordance with Instruction 5 below).

   (a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s) (or, in the case of the LP #1 B Units only, a copy of such LP #1 B Unit certificate(s)), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

   (b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of Securities or if New AltaGas Amalco Shares are to be issued to a person other than the registered holder(s):

      (i) such deposited certificate(s) (or, in the case of the LP #1 B Units only, a copy of such LP #1 B Unit certificate(s)) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

      (ii) the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) (or, in the case of the LP #1 B Units only, a copy of such LP #1 B Unit certificate(s)) and must be guaranteed as noted in Instruction 4 below.

4. **Guarantee of Signatures.** If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Securities, or if certificates representing New AltaGas Amalco Shares are to be issued to a person other than the registered holder(s) or sent to an address other than the address of the registered holder(s) as shown on the register of Unitholders and or LP #1 B Unitholders, as the case may be, maintained by the Fund's transfer agent, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

   An "Eligible Institution" means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

5. **Fiduciaries, Representatives and Authorizations.** Where this Letter of Transmittal or any certificate or share transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Depositary, at its discretion, may require additional evidence of authority or additional documentation.

6. **Miscellaneous.**

   (a) If the space on this Letter of Transmittal is insufficient to list all certificates for Securities, additional certificate numbers and the number of Securities represented thereby may be included on a separate signed list affixed to this Letter of Transmittal.

   (b) If Securities are registered in different forms (e.g. "John Doe" and "J. Doe") a separate Letter of Transmittal should be signed for each different registration.

   (c) No alternative, conditional or contingent deposits will be accepted. All depositing Securityholders by execution of this Letter of Transmittal (or a copy thereof) waive any right to receive any notice by the Depositary.

   (d) The holder of the Securities covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

   (e) Additional copies of the Letter of Transmittal may be obtained on request and without charge from the Depositary at any of their offices at the addresses listed on the back page of this document.

7. **Lost Certificates.** If a certificate representing Securities has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements (if applicable), which must be properly completed and returned prior to effecting the exchange. If a certificate (or, in the case of the LP #1 B Units only, a copy of such LP #1 B Unit certificate) has been lost or destroyed, please ensure that you provide your telephone number to the Depositary so that they may contact you.

8. **Privacy Notice**. The Depositary is committed to protecting your personal information. In the course of providing services to you and as corporate clients, the Depositary receives non-public personal information about you – from transactions the Depositary performs for you, forms you send the Depositary, other communications the Depositary has with you or your representatives, etc. This

information could include your name, address, social insurance number, securities holdings and other financial information. The Depositary uses this to administer your account, to better serve your and the Depositary's clients' needs and for other lawful purposes relating to the Depositary's services. The Depositary has prepared a *Privacy Code* to tell you more about the Depositary's information practices and how your privacy is protected. It is available at the Depositary's website, computershare.com, or by writing to the Depositary at 100 University Avenue, Toronto, Ontario M5J 2Y1. The Depositary will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

Offices of the Depositary, Computershare Investor Services Inc.

By Mail

Computershare Investor Services Inc.
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario M5C 3H2
Attention: Corporate Actions

By Registered Mail, Hand or Courier

Calgary
Computershare Investor Services Inc.
600, 530 - 8th Avenue SW
Calgary, Alberta T2P 3S8
Attention: Corporate Actions

Toronto
Computershare Investor Services Inc.
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
Attention: Corporate Actions

Toll Free: 1-800-564-6253 (Canada and U.S.)
Telephone: 1-514-982-7555 (Outside North America)
E-Mail: corporateactions@computershare.com

Form 8 Submission - Change in Investor Relations Contact

Issuer :	AltaGas Income Trust
Symbol:	ALA.UN
Effective Date of Change:	05/03/2010

Civil Title:	Ms.
First Name:	Ashley
Middle Name:	
Surname:	Tran
Professional Designations:	
Title:	Investor Relations Analyst
Address:	1700, 355 - 4th Avenue SW
City:	Calgary
Province/State:	Alberta
Postal/Zip Code:	T2P 0J1
Country:	Canada
Email:	ashley.tran@altagas.ca

	Country Code	Area Code	Local Number	Extension
Phone:		403	691-7107	
Fax:				

Filed on behalf of the Issuer by:

Name:	Tammy Belsham
Phone:	403-691-7575
Email:	tammy.belsham@altagas.ca
Submission Date:	05/18/2010
Last Updated:	05/18/2010

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer : AltaGas Income Trust
Symbol : ALA.UN
Reporting Period: 05/01/2010 - 05/31/2010

Summary

Issued & Outstanding Opening Balance :	79,148,242	As at :	05/01/2010

Effect on Issued & Outstanding Securities

Employee Trust Unit Option Plan #1 (10%) April 27, 2006	1,000
DRIP Plan #1 - Trust Units	182,719
DRIP Plan #2 - Exchangeable LP Units	10
Other Issuances and Cancellations	1,246

Issued & Outstanding Closing Balance :	79,333,217

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance:	**3,773,375**	As at :	05/01/2010

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
05/02/2010	N			750	
Filer's comment September 6, 2006 options cancelled due to employee departure					
05/05/2010	N			2,500	
Filer's comment June 23, 2008 options cancelled due to employee departure					
05/05/2010	N			1,000	
Filer's comment December 10, 2008 options cancelled due to employee departure					
05/07/2010	N			5,000	
Filer's comment March 5, 2008 options cancelled due to employee departure					
05/07/2010	N			15,000	
Filer's comment December 10, 2008 options cancelled due to employee departure					
05/07/2010	N			10,000	
Filer's comment November 9, 2009 options cancelled due to employee departure					
05/09/2010	N			1,000	
Filer's comment February 1, 2008 options cancelled due to employee departure					
05/10/2010	N			5,000	
Filer's comment February 1, 2008 options cancelled due to employee departure					
05/10/2010	N			5,625	
Filer's comment December 10, 2008 options cancelled due to employee departure					
05/31/2010	N			3,750	
Filer's comment					

December 10, 2008 options cancelled due to employee departure

05/14/2010	N		1,000		

Filer's comment
December 10, 2008 options exercised by employee at $14.24 per trust unit

05/16/2010	N			1,250	

Filer's comment
August 6, 2008 options cancelled due to employee departure

05/30/2010	N			500	

Filer's comment
December 10, 2007 options cancelled due to employee departure

05/30/2010	N			1,000	

Filer's comment
December 10, 2008 options cancelled due to employee departure

05/31/2010	N			5,000	

Filer's comment
February 1, 2008 options cancelled due to employee departure

Totals		0	1,000	57,375	0

Stock Options Outstanding Closing Balance: **3,715,000** As at : 05/31/2010

DRIP Plan #1 - Trust Units

Opening Reserve **3,616,560** As at : 05/01/2010

Effective Date	Securities Listed	Securities Issued
05/17/2010		182,719
Totals	0	182,719

Closing Reserve: **3,433,841** As at : 05/31/2010

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve **704,036** As at : 05/01/2010

Effective Date	Securities Listed	Securities Issued
05/17/2010		10
Totals	0	10

Closing Reserve: **704,026** As at : 05/31/2010

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
05/18/2010	Conversion (General)	1,246

Filer's comment
1,246 AltaGas Holdings Limited Partnership #1 units exchanged on a 1:1 basis for AIT Trust Units

Totals		1,246

Filed on behalf of the Issuer by:

Name:	Tammy Belsham
Phone:	403-691-7575
Email:	tammy.belsham@altagas.ca

Submission Date:	06/03/2010
Last Updated:	06/03/2010

SEC File # 82-34911

ALTAGAS REPORTS FIRST QUARTER RESULTS AND ANNOUNCES PLANS FOR CORPORATE CONVERSION

Calgary, Alberta (April 29, 2010) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today reported net income for the three months ended March 31, 2010 of $36.4 million ($0.45 per unit - basic), compared to $37.5 million ($0.50 per unit - basic) for the same period of 2009. Excluding the effect of unrealized gain on risk management contracts, first quarter 2010 net income was $32.4 million compared to $37.0 million for the same period in 2009.

"The operating segments reported operating income of $49.5 million compared to $52.5 million for the same period last year," said David Cornhill, Chairman and CEO of AltaGas. "Although power prices in Alberta were the lowest we have seen in many years and we are just now starting to see renewed producer activity in the basin, our overall results reflect the benefits of the Trust's diversified portfolio of assets and disciplined risk management. Our field gathering and processing business reported its third quarter of improved results and we are seeing increased volumes generally across all our gas businesses this year."

AltaGas declared a distribution of $0.18 per trust unit and exchangeable unit payable on June 15, 2010 to securityholders of record on May 25, 2010. The ex-distribution date is May 21, 2010. The Trust declared total cash distributions of $0.54 per unit in first quarter 2010.

Board Proposes Reorganization to a Corporate Structure

AltaGas is pleased to announce its proposed reorganization into a corporate structure, subject to securityholder, court and regulatory approval. The Board expects to declare an annual dividend of $1.32 per share to be paid on a monthly basis with the final determination to be made subsequent to securityholder approval. This dividend level will provide a significant increase in internally generated funds, as well as provide investors with a stable, sustainable dividend over the long term. Should the Plan of Arrangement be approved at the Annual and Special Meeting of Securityholders on June 3, 2010, AltaGas expects that the Board would declare the first monthly dividend on the effective date of the reorganization for securityholders of record on or about July 25 to be paid mid-August.

"We are excited about our future as we continue to deliver on our commitment to create value in a financially disciplined manner," said Mr. Cornhill. "With $2 billion of projects in advanced stages of development, AltaGas is poised to enter a new phase in its history. The significant growth opportunities will be supported by a dividend policy which balances income and growth to provide long term, sustainable returns to AltaGas' investors. The reorganization into a corporate structure will enhance AltaGas' access to capital and provide a strong financial platform to support its growth strategy. AltaGas' business is being built for the long term."

The Reorganization Plan

AltaGas has scheduled an Annual and Special Meeting of the holders (Unitholders) of trust units (Trust Units) and the holders of exchangeable limited partnership units (Exchangeable Units) of AltaGas Holding Limited Partnership No.1 (Exchangeable Unitholders and together with the Unitholders, collectively, the Securityholders) at 3 p.m. MDT on June 3, 2010 at the Petroleum Club, 319 5 Ave SW, Calgary, Alberta (the Meeting) to consider, among other things, a proposed arrangement (the Arrangement) pursuant to the Canada Business Corporations Act involving AltaGas and a number of its subsidiaries and newly formed corporate entities pursuant to which AltaGas will be reorganized into a

dividend paying corporation that will be named "AltaGas Ltd" (New AltaGas) The Arrangement is expected to be completed on or about July 1, 2010 and is subject to, among other things, the approval of at least two-thirds of the Securityholders, voting together as a single class, the approval of the Court of Queen's Bench of Alberta and certain regulatory approvals (including the approval of the Toronto Stock Exchange to the substitutional listing of the New AltaGas common shares). Pursuant to the Arrangement, Securityholders will receive one common share of New AltaGas for each Trust Unit or Exchangeable Unit on a tax deferred basis.

All current members of the Board of Directors and senior management are expected to continue serving as directors and officers of the new corporation.

A management information circular and proxy statement outlining the details of the matters to be dealt with at the Meeting, including the Arrangement, is expected to be mailed to Securityholders in early May and will be available on SEDAR (www.sedar.com) and the AltaGas Website (www.altagas.ca).

If the effective date of the Arrangement is July 1, 2010, as currently anticipated, AltaGas expects that its final monthly distribution will be paid on July 1, 2010. To the extent the effective date of the Arrangement is delayed beyond July 1, 2010, regular monthly distributions will be paid in the usual manner until such effective date, at which time any outstanding distributions declared but not yet paid will be paid on the effective date to Unitholders of record on the applicable distribution record date.

Following the Arrangement, dividends will be paid monthly starting on or about August 15, 2010 subject to Board approval. The dividend is initially expected to be set at $0.11 per share on a monthly basis or $1.32 per share on an annual basis. This dividend level will provide a significant increase in internally generated funds, as well as provide investors with a stable, sustainable dividend over the long term. The Board of Directors will continue to conduct its annual review of the dividend amount and frequency after its review of the strategic plan and second quarter results as it has done in the past.

"We are excited about our future as we continue to deliver on our commitment to create shareholder value in a financially disciplined manner," said Mr. Cornhill.

Rationale and Benefits of the Arrangement

AltaGas' management and the Board of Directors have determined that enhanced Securityholder and asset value could be realized and delivered more effectively through a corporate structure than through the existing trust structure. Management and the Board of Directors believe that the proposed corporate structure will simplify the business structure of the Trust, thereby improving the company's access to capital.

Management and the Board of Directors believe the Arrangement provides a number of strategic benefits to AltaGas and its Securityholders including:

- a more simplified and efficient corporate structure which is easier for market participants to understand and value;
- greater flexibility to deliver long-term capital growth and a reliable cash yield;
- enhanced access to capital and removal of the restriction on non-resident ownership applicable to income trusts, resulting in greater access to capital markets and increased liquidity; and
- the reorganization into a corporate structure along with the growth projects and dividend policy provide a compelling value proposition for securityholders as stable earnings and cash flow are expected to grow.

GROWTH HIGHLIGHTS

The Trust continued to progress in realizing a planned $2 billion of organic growth in the next five years. In 2010, AltaGas expects to invest more than $56 million in the natural gas distribution business to grow its average mid-year rate base by roughly $47 million or more than 18 percent. Approval was received to construct a gas-fired co-generation facility at the Harmattan Complex and expansions are underway at the Pouce Coupe, Ante Creek and Acme gas

processing facilities, which combined will add 34 Mmcf/d of capacity. Additionally, AltaGas is in the final stages of regulatory approval on its Harmattan Co-stream project, which is expected to increase extraction production by 25 percent. The acquisition of Landis Energy Corporation has now increased the Trust's ability to expand its storage business in key market areas.

Yesterday AltaGas announced the $28 million acquisition of a 28 Mmcf/d sour gas plant located in the Groundbirch area of northeast B.C. and targeting the Montney formation. This supports the Trust's continuing efforts to proceed with opportunities to meet strong producer demand in northeast British Columbia and northwest Alberta by expanding existing facilities and building new infrastructure in the area.

Discussions are also continuing regarding the three northwest British Columbia run-of-river projects with the Government of British Columbia, BC Hydro, BC Transmission Corporation and First Nations. Underpinned by long-term contracts with solid counterparties, these renewable energy projects are expected to provide AltaGas with long-term stable cash flows and strong returns. The three power generation projects total 277 MW of capacity and are estimated to cost approximately $1 billion. Subject to final government approvals, these projects are expected to begin generating cash flow and earnings between 2014 and 2016.

FINANCIAL HIGHLIGHTS[(1)]:

- Earnings before interest, taxes, depreciation and amortization (EBITDA) were $65.5 million ($0.81 per unit) for first quarter 2010, compared to $62.3 million ($0.82 per unit) for the same quarter in 2009.
- Funds from operations were $51.3 million ($0.63 per unit) for first quarter 2010, compared to $57.0 million ($0.75 per unit) for the same period in 2009.
- Total net debt on March 31, 2010 was $1,043.0 million, compared to $1,014.7 million at December 31, 2009. The Trust's debt-to-total capitalization ratio as at March 31, 2010 was 50.0 percent, versus 49.2 percent at December 31, 2009 and 33.6 percent at March 31, 2009.

(1) Includes Non GAAP financial measures. See previous public disclosures available at www.altagas.ca or www.sedar.com for definitions

IN THE FIRST QUARTER:

- AltaGas acquired all of the outstanding common shares of Landis Energy Corporation for $0.80 per common share. Landis is a developer of underground natural gas storage facilities, focused on opportunities in Atlantic Canada. Landis adds good opportunities for AltaGas to grow its storage capacity, including the Alton natural gas storage facility, which is in the advanced development phase. The acquisition was valued at $25.6 million including estimated transaction costs and has been funded through AltaGas' existing credit facilities.
- AltaGas completed a $200 million issue of senior unsecured medium term notes. The notes carry a coupon rate of 5.49 percent and mature on March 27, 2017.

CONFERENCE CALL AND WEBCAST DETAILS:

AltaGas will hold a conference call today at 7:30 a.m. MT (9:30 a.m. ET) to discuss first quarter 2010 financial and operating results and other general issues and developments concerning the Trust.

Members of the media, investment community and other interested parties may dial (416) 695-6616 or call toll free at 1-800-952-4972. No pass code is required. Please note that the conference call will also be webcast. To listen, please connect here: http://events.digitalmedia.telus.com/altagas/042910/index.php.

Shortly after the conclusion of the call, a replay will be available by dialing (416) 695-5800 or 1-800-408-3053. The passcode is 1756544. The replay expires at midnight (ET) on May 6, 2010. The webcast will be archived for one year.

Management's Discussion and Analysis

The Management's Discussion and Analysis (MD&A) of operations and unaudited interim Consolidated Financial Statements presented herein are provided to enable readers to assess the results of operations, liquidity and capital resources of AltaGas Income Trust (AltaGas or the Trust) as at and for the three months ended March 31, 2010 compared to the three months ended March 31, 2009. This MD&A dated April 28, 2010 should be read in conjunction with the accompanying unaudited interim Consolidated Financial Statements and notes thereto of the Trust as at and for the three months ended March 31, 2010 and with the audited Consolidated Financial Statements and MD&A contained in the Trust's annual report for the year ended December 31, 2009.

This MD&A contains forward-looking statements. When used in this MD&A the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this MD&A contains forward-looking statements with respect to, among others things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements are set forth under: "Reorganization to a Corporate Structure"; "Consolidated Outlook"; "Growth Capital"; "Gas Segment Outlook"; "Power Segment Outlook"; "Corporate Outlook" and "Corporate Reorganization".

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties including without limitation, changes in market competition, governmental or regulatory developments, changes in tax legislation, general economic conditions and other factors set out in the Trust's public disclosure documents.

Many factors could cause the Trust's or any of its business segment's actual results, performance or achievements to vary from those described in this MD&A, including without limitation those listed above as well as the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in this MD&A herein should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this MD&A are expressly qualified as cautionary statements.

Financial outlook information contained in this MD&A about prospective results of operations, financial position or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

Additional information relating to AltaGas can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, including its annual MD&A and Consolidated Financial Statements, Annual Information Form, Information Circular, and Proxy Statement, material change reports and press releases issued by the Trust, are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

The material businesses of the Trust are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership, AltaGas Pipeline Partnership, Taylor NGL Limited Partnership (Taylor), AltaGas Utility Group Inc. (Utility Group), as well as AltaGas Energy Limited Partnership and ECNG Energy L.P. (collectively the operating subsidiaries). The cash flow of the Trust is solely dependent on the results of the operating subsidiaries and is predominantly derived from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held within the Trust structure.

AltaGas General Partner Inc., through its Board of Directors, the members of which are elected by the Trust at the direction of the unitholders, has been delegated by the trustee of the Trust to manage or supervise the business and affairs of the Trust. AltaGas Ltd. provides all management, administrative and operating services to the Trust and its subsidiaries.

CONSOLIDATED FINANCIAL RESULTS (unaudited) ($ millions)	Three Months Ended March 31 **2010**	2009
Revenue	**360.5**	354.6
Unrealized gain on risk management	**5.3**	0.6
Net revenue[1]	**127.2**	112.1
EBITDA[1]	**65.5**	62.3
EBITDA before unrealized gain on risk management[1]	**60.4**	61.7
Operating income[1]	**42.7**	44.5
Operating income before unrealized gain on risk management[1]	**37.4**	43.9
Net income	**36.4**	37.5
Net income before tax-adjusted unrealized gain on risk management[1]	**32.4**	37.0
Net income before tax[1]	**31.0**	39.0
Total assets	**2,652.8**	2,157.1
Total long-term liabilities	**923.8**	824.3
Net additions to capital assets	**48.2**	25.8
Distributions declared[2]	**43.7**	41.3
Cash flows		
Cash from operations	**37.0**	30.7
Funds from operations[1]	**51.3**	57.0

($ per unit)	Three Months Ended March 31 **2010**	2009
EBITDA[1]	**0.81**	0.82
EBITDA before unrealized gain on risk management[1]	**0.75**	0.82
Net income - basic	**0.45**	0.50
Net income - diluted	**0.45**	0.49
Net income before tax-adjusted unrealized gain on risk management[1]	**0.40**	0.49
Net income before tax[1]	**0.38**	0.52
Distributions declared[2]	**0.54**	0.54
Cash flows		
Cash from operations	**0.46**	0.41
Funds from operations[1]	**0.63**	0.75
Units outstanding - basic (millions)		
During the period[3]	**80.8**	75.6
End of period	**81.0**	78.7

(1) *Non-GAAP financial measure; see discussion in Non-GAAP Financial Measures section of this MD&A.*

(2) *Distributions declared of $0.18 per unit per month commenced in August 2008.*

(3) *Weighted-average.*

REORGANIZATION TO A CORPORATE STRUCTURE

AltaGas has scheduled an Annual and Special Meeting of the holders (Unitholders) of trust units (Trust Units) and the holders of exchangeable limited partnership units (Exchangeable Units) of AltaGas Holding Limited Partnership No.1 (Exchangeable Unitholders and together with the Unitholders, collectively, the Securityholders) at 3 p.m. MDT on June 3, 2010 at the Petroleum Club, 319 5 Ave SW, Calgary, Alberta (the Meeting) to consider, among other things, a proposed arrangement (the Arrangement) pursuant to the Canada Business Corporations Act involving AltaGas and a number of its subsidiaries and newly formed corporate entities pursuant to which AltaGas will be reorganized into a dividend paying corporation that will be named "AltaGas Ltd" (New AltaGas). The Arrangement is expected to be completed on or about July 1, 2010 and is subject to, among other things, the approval of at least two-thirds of the Securityholders, voting together as a single class, the approval of the Court of Queen's Bench of Alberta and certain regulatory approvals (including the approval of the Toronto Stock Exchange to the substitutional listing of the New AltaGas common shares). Pursuant to the Arrangement, Securityholders will receive one common share of New AltaGas for each Trust Unit or Exchangeable Unit on a tax deferred basis.

All current members of the Board of Directors and senior management are expected to continue serving as directors and officers of the new corporation.

A management information circular and proxy statement outlining the details of the matters to be dealt with at the Meeting, including the Arrangement, is expected to be mailed to Securityholders in early May and will be available on SEDAR (www.sedar.com) and the AltaGas Website (www.altagas.ca).

If the effective date of the Arrangement is July 1, 2010, as currently anticipated, AltaGas expects that its final monthly distribution will be paid on June 30, 2010. To the extent the effective date of the Arrangement is delayed beyond July 1, 2010, regular monthly distributions will be paid in the usual manner until such effective date, at which time any outstanding distributions declared but not yet paid will be paid on the effective date to Unitholders of record on the applicable distribution record date.

Following the Arrangement, the Board of Directors will approve the dividend policy subject to economic and financial conditions at that time. Dividends will be paid monthly starting on or about August 15, 2010 subject to Board approval. The dividend is expected to be set at $0.11 per share on a monthly basis or $1.32 per share on an annual basis. This dividend level will provide a significant increase in internally generated funds, as well as provide investors with a stable, sustainable dividend over the long term. The Board of Directors will continue to conduct its annual review of the frequency and amount of the dividend after its review of the annual strategic plan and second quarter results.

The Trust and the Board believe that there are many benefits to the arrangement. With approximately $2 billion in growth projects over the next five years, the reorganization into a corporate structure along with a dividend policy that increases free cash flow to grow the company is expected to create long term securityholder value. There are several near term growth projects such as expansions at three field gathering facilities, a cogeneration plant and co-streaming expansion at the Harmattan Complex, as well as the acquisition of a new plant in the Montney area. The Trust continues to further its plans to meet producers' needs in northeast British Columbia and northwest Alberta and grow the natural gas storage and distribution businesses.

The Trust's strategy is to reduce its carbon footprint while creating securityholder value. The Trust will have a full year of operations from the Bear Mountain Wind Park in 2010 and will continue to find ways to reduce emissions in the gas business. The Trust is moving forward on securing contracts to underpin its wind projects and run-of-river projects in northwest BC. The 277 MWs of run-of-river projects will provide long-term stable cash flows with a solid counterparty. The projects are estimated to cost approximately $1 billion and subject to final government approvals, these projects are expected to begin generating cash flow and earnings between 2014 and 2016.

The Trust's strategy is to grow the gas and power business to increase long-term earnings and cash flow to provide growing and stable returns for shareholders.

CONSOLIDATED FINANCIAL REVIEW

Net income for first quarter 2010 was $36.4 million compared to $37.5 million in the same period in 2009. Net income was $0.45 per basic unit for first quarter 2010 compared to $0.50 per basic unit for 2009.

During first quarter 2010, the Gas Segment performed well due the addition of the Natural Gas Distribution (NGD) assets in fourth quarter 2009, the Sarnia Storage asset which began contributing to operating income in second quarter 2009, the expiration of a legacy gas marketing contract and higher frac spreads. These increases were partially offset by the reduction in liabilities related to natural gas transactions as reported in first quarter 2009, lower processing volumes at some Field Gathering and Processing (FG&P) locations and lower NGLs extracted. The gas business benefited from the third consecutive quarter of increased contribution from the FG&P business based on improved processing volumes and well tie-ins. The increased producer activity in horizontal drilling has resulted in higher volumes at some of the field facilities. Lower extraction volumes were primarily driven by lower throughput at the Younger and Empress plants, offset by higher production yields and higher frac spreads.

The Power Segment reported lower results primarily due to declines in realized power prices and higher environmental costs. These decreases were partially offset by contributions from the Bear Mountain Wind Park which commenced commercial operations in fourth quarter 2009 and lower power purchase arrangement (PPA) costs.

The Corporate Segment reported higher unrealized gains on risk management contracts partially offset by lower investment income and higher compensation and administrative costs. The Trust reported higher interest expense in first quarter 2010 compared to first quarter 2009 primarily due to higher average debt balances. The Trust reported an income tax recovery in first quarter 2010 compared to an expense in first quarter 2009 due to lower income subject to tax and a current income tax recovery reported by the NGD business, partially offset by the tax effect of risk management contracts.

On a consolidated basis, net revenue for the quarter ended March 31, 2010 was $127.2 million compared to $112.1 million in same quarter 2009. In the Gas Segment, net revenue increased due to the addition of the NGD assets and Sarnia Storage, the expiration of a legacy gas marketing contract and higher frac spreads. These increases were partially offset by the reduction in liabilities reported in first quarter 2009, lower throughput in most FG&P areas and lower volumes exposed to frac spreads. In the Power Segment, net revenue decreased due to lower realized power prices in Alberta partially offset by the Bear Mountain Park and lower PPA costs. The Corporate Segment reported higher net revenue due to higher gains on risk management contracts, partially offset by lower investment income.

Operating and administrative expense for first quarter 2010 was $61.5 million, up from $50.0 million in same quarter 2009. The increase was due to incremental costs associated with the growth of the Trust including the addition of NGD assets, higher environmental costs and higher compensation expenses. These increases were partially offset by lower operating costs related to the FG&P and Extraction and Transmission (E&T) businesses due to lower volumes processed as well as cost control measures.

Amortization expense for first quarter 2010 was $23.0 million compared to $17.6 million in the same quarter last year. The increase was due to the growth in AltaGas' asset base from acquisitions and construction activities.

Interest expense in first quarter 2010 was $11.5 million compared to $5.7 million in first quarter 2009. The increase was due to higher average debt balances of $1,030.2 million compared to $568.6 million in for the same period in 2009. The average borrowing rate was 4.6 percent in first quarter 2010 compared to 4.7 percent in first quarter 2009.

Income tax recovery in first quarter 2010 was $5.4 million compared to income tax expense of $1.5 million in the same period 2009. The decrease in expense was a result of $5.1 million due to lower income subject to tax and a $2.0 million current tax recovery in the NGD business. These decreases were partially offset by $1.2 million due to the tax impact on gains reported on risk management contracts.

CONSOLIDATED OUTLOOK

The Trust announced plans to reorganize to a corporate structure on or about July 1, 2010. As a result of the Arrangement, the company will increase its capital cost allowance claims (CCA) for tax purposes. The increased CCA claims will result in higher deferred taxes reported in the second half of 2010. The new dividend policy expected to be adopted by the Board upon completion of the Arrangement will result in increased free cash flow to finance growth projects or reduce debt.

AltaGas' operations are well positioned to deliver another year of strong results in 2010, despite a challenging economic environment. The addition of new assets in the second half of 2009 as well as plant expansions and addition of new assets in 2010, higher frac spreads and growing throughput at processing facilities are expected to increase earnings and cash flow. These increases are expected to be impacted by weak power prices in Alberta, higher general and administrative costs, higher interest and higher deferred (non-cash) taxes.

The majority of the Trust's earnings are underpinned by long-term, fee-for-service, cost-of-service or minimum volume commitment contracts. To the extent that the Trust is exposed to NGL frac spreads and Alberta power prices, the Trust has mitigated the impact of NGL frac spread and power price volatility through its hedging activity. For 2010, approximately two thirds of volumes exposed to NGL frac spreads have been hedged at approximately $21/Bbl and approximately two thirds of Alberta power volumes have been hedged at approximately $72/MWh.

The Gas Segment is expected to deliver increased earnings and cash flow in the second half of 2010 from expansions and plant efficiencies and throughput at the Acme, Ante Creek and Pouce Couple facilities. The NGD business expects to increase its rate base by more than 18 percent. The gas business is also expected to benefit from higher frac spreads and higher volumes at the Younger facility as a result of increased producer activity in the area. In addition, the gas business expects to benefit from the expiry of a legacy gas marketing contract which expired October 31, 2009, and historically resulted in depressed operating income in the Energy Services business. The expiry is expected to increase income by $5.6 million in 2010. Offsetting these benefits, management expects that the ongoing low natural gas price will result in lower demand for AltaGas' energy services.

GROWTH CAPITAL

Based on projects currently under review, development or construction, AltaGas expects capital expenditures for 2010 to be approximately $250 million, 75 percent for gas and 25 percent for power. As at March 31, 2010, approximately $130 million of capital has been committed for 2010. Growth capital is funded through AltaGas' cash from operations, DRIP proceeds and credit facilities. The following section has been updated from previous disclosure for material changes to projects with an expected in-service date post 2010.

Alton Gas Storage Project

AltaGas has completed the acquisition of Landis Energy Corporation (Landis) which is a developer of underground natural gas storage facilities. The most advanced project under development is the Alton natural gas storage project, located near Truro, Nova Scotia which is expected to serve customers seeking to manage natural gas supply requirements in eastern Canada and the northeast United States. The timing of commercial operations and capital cost estimates are currently under review.

NON-GAAP FINANCIAL MEASURES

This MD&A contains references to certain financial measures that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to GAAP financial measures are shown below. All of the measures have been calculated to be consistent with previous disclosures. These measures provide additional information that management believes is meaningful regarding AltaGas' operational performance, liquidity and its capacity to fund distributions, capital expenditures and other investing activities. The specific rationale for, and incremental information associated with, each non-GAAP measure is discussed below.

References to net revenue, operating income, EBITDA, EBITDA before unrealized gain (loss) on risk management, net income before tax-adjusted unrealized gain (loss) on risk management, net income before tax and funds from operations throughout this document have the meanings as set out in this section.

Net Revenue (unaudited) ($ millions)		Three Months Ended March 31 **2010**	 2009
Net revenue		**127.2**	112.1
Add:	Cost of sales	**233.3**	242.5
Revenue (GAAP financial measure)		**360.5**	354.6

Net revenue, which is revenue less the cost of commodities purchased for sale and shrinkage, is a better reflection of performance than revenue, since changes in the market price of natural gas and power affect both revenue and cost of sales.

Operating Income (unaudited) ($ millions)		Three Months Ended March 31 **2010**	 2009
Operating income		**42.7**	44.5
Add (deduct):	Interest expense	**(11.5)**	(5.7)
	Foreign exchange (loss) gain	**(0.2)**	0.2
	Income tax (expense) recovery	**5.4**	(1.5)
Net income (GAAP financial measure)		**36.4**	37.5

Operating income is a measure of the Trust's profitability from its principal business activities prior to how these activities are financed or how the results are taxed. The measure is used by management to assess the operating performance of the business segments since it is a better indicator of operating performance than net income. Operating income is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue less operating and administrative expenses and amortization.

Operating Income Before Unrealized Gains on Risk Management (unaudited) ($ millions)		Three Months Ended March 31 **2010**	 2009
Operating income before unrealized gains on risk management		**37.4**	43.9
Add (deduct):	Unrealized gain on risk management	**5.3**	0.6
Add (deduct):	Interest expense	**(11.5)**	(5.7)
	Foreign exchange (loss) gain	**(0.2)**	0.2
	Income tax (expense) recovery	**5.4**	(1.5)
Net income (GAAP financial measure)		**36.4**	37.5

Operating income before unrealized gains on risk management is a measure of the Trust's profitability from its principal operating activities prior to how these activities are financed or how the results are taxed. The measure is used by management to assess the operating performance of the business segments since it is a better indicator of operating performance than net income. Operating income is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue less operating and administrative expenses and amortization less any unrealized gains (losses) on risk management contracts.

EBITDA		Three Months Ended	
(unaudited)		March 31	
($ millions)		**2010**	2009
EBITDA		**65.5**	62.3
Add (deduct):	Amortization	**(23.0)**	(17.6)
	Interest expense	**(11.5)**	(5.7)
	Income tax (expense) recovery	**5.4**	(1.5)
Net income (GAAP financial measure)		**36.4**	37.5

EBITDA is a measure of the Trust's operating profitability. EBITDA provides an indication of the results generated by the Trust's principal business activities prior to accounting for how these activities are financed, assets are amortized or how the results are taxed. EBITDA is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue less operating and administrative expenses.

EBITDA Before Unrealized Gain on Risk Management		Three Months Ended	
		March 31	
($ millions)		**2010**	2009
EBITDA before unrealized gain on risk management		**60.4**	61.5
Add (deduct):	Unrealized gain on risk management	**5.3**	0.6
	Amortization	**(23.0)**	(17.6)
	Interest expense	**(11.5)**	(5.7)
	Foreign exchange (loss) gain	**(0.2)**	0.2
	Income tax (expense) recovery	**5.4**	(1.5)
Net income (GAAP financial measure)		**36.4**	37.5

EBITDA before unrealized gain on risk management is a measure of the Trust's operating profitability without the impact of the change in fair value of risk management contracts. EBITDA before unrealized gain on risk management reports the results of the Trust's principal business activities on a realized basis and prior to how business activities are financed, assets are amortized or how the results are taxed. AltaGas does not speculate on commodity prices, but rather enters into financial instruments to manage risk, and therefore evaluates company performance excluding unrealized gain from risk management activities. EBITDA before gains or losses on risk management is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue adjusted for unrealized gain (loss) on risk management less operating and administrative expenses.

Net Income Before Tax-Adjusted Unrealized Gain on Risk Management		Three Months Ended	
		March 31	
($ millions)		**2010**	2009
Net income before tax-adjusted unrealized gain on risk management		**32.4**	37.0
Add (deduct):	Unrealized gain on risk management	**5.3**	0.6
	Income tax expense on risk management	**(1.3)**	(0.1)
Net income (GAAP financial measure)		**36.4**	37.5

Net income before tax-adjusted unrealized gain on risk management is a better reflection of actual performance than net income, since changes related to risk management are based on unrealized estimates relating to commodity prices, interest rates and foreign exchange rates over time. AltaGas enters into financial instruments to manage risk, not as a principal business activity, and therefore evaluates performance prior to accounting for the unrealized gain from risk management activities. Net income before tax-adjusted unrealized gain on risk management is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net income adjusted for unrealized gain on risk management and its related income tax expense.

Net Income Before Tax

($ millions)		Three Months Ended March 31 **2010**	2009
Net income before tax		**31.0**	39.0
Add (deduct):	Income tax (expense) recovery	**5.4**	(1.5)
Net income (GAAP financial measure)		**36.4**	37.5

Net income before tax is a better reflection of performance because it is not dependent on how those results are taxed, which can change from year to year. Net income before tax is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net income adjusted for income tax expenses or recoveries.

Funds from Operations

($ millions)		Three Months Ended March 31 **2010**	2009
Funds from operations		**51.3**	57.0
Add (deduct):	Net change in non-cash working capital	**(14.2)**	(26.2)
	Asset retirement obligations settled	**(0.1)**	(0.1)
Cash from operations (GAAP financial measure)		**37.0**	30.7

Funds from operations is used to assist management and investors in analyzing financial performance without regard to changes in the Trust's non-cash working capital in the period. Funds from operations as presented should not be viewed as an alternative to cash from operations, or other cash flow measures calculated in accordance with GAAP. Funds from operations is calculated from the Consolidated Statements of Cash Flows and is defined as cash provided by operating activities before changes in non-cash working capital and expenditures incurred to settle asset retirement obligations.

RESULTS OF OPERATIONS BY SEGMENT

Operating Income

($ millions)	Three Months Ended March 31 **2010**	2009
Gas	**32.6**	28.4
Power	**16.9**	24.1
Corporate	**(6.8)**	(8.0)
	42.7	44.5

GAS

Operating Income

($ millions)	Three Months Ended March 31 **2010**	2009
E&T	**21.5**	22.7
FG&P	**2.3**	3.2
NGD	**7.2**	-
Energy Services	**1.6**	2.5
Total Gas Operating income	**32.6**	28.4

Operating income from the Gas Segment was $32.6 million in first quarter 2010 compared to $28.4 million for the same period in 2009. Operating income increased due to the new NGD assets which were acquired in fourth quarter 2009, higher frac spread and the expiration of a gas marketing contract in fourth quarter which resulted in losses in previous quarters. Operating income also increased as a result of the addition of Sarnia Storage in second quarter 2009 and

lower operating costs. The increases were partially offset by non-recurring adjustments to liabilities related to natural gas transactions reported in first quarter 2009. Lower throughput in most FG&P areas due to lower producer activity, lower facility service revenues and lower volumes processed at extraction facilities also contributed to reduced operating income.

Net revenue in the Gas Segment for first quarter 2010 was $99.0 million compared to $84.1 million for the same period in 2009. Net revenue increased $19.1 million due to the acquisition of the NGD assets, $1.7 million due to the addition of Sarnia Storage, $1.6 million from higher realized frac spreads and $1.4 million due to the expiration of a gas marketing contract. These increases were partially offset by the non-recurring $3.3 million adjustment to liabilities related to natural gas transactions reported in 2009, $2.8 million in lower extraction volumes, $1.7 million in lower volumes processed at FG&P facilities, $1.2 million in lower facility service revenues and $0.9 million in lower fixed price gas and transportation sales.

Operating and administrative expense in first quarter 2010 was $47.9 million compared to $40.7 million in first quarter 2009. The increase was largely due to the addition of new assets and businesses acquired by the Trust in the second half of 2009, partially offset by lower operating costs at existing extraction and FG&P facilities.

Amortization expense in first quarter 2010 was $18.4 million compared to $15.0 million in first quarter 2009. The increase was due to the growth in AltaGas' asset base from acquisition and construction activities.

Extraction and Transmission (E&T) Variance Analysis

Operating income in the E&T business for first quarter 2010 was $21.5 million compared to $22.7 million reported for the same period in 2009. Operating income decreased by $2.8 million primarily due to lower volumes processed, reduced fee-for-service revenues and higher amortization costs. These decreases were partially offset by $1.6 million from higher realized frac spreads, higher contracted transmission volumes and lower operating costs.

Field Gathering and Processing (FG&P) Variance Analysis

Operating income from the FG&P business for first quarter 2010 was $2.3 million compared to $3.2 million for the same quarter of 2009. Operating income decreased by $1.7 million due to lower throughput and $1.2 million due to lower rates and facility service revenues. These decreases were partially offset by $2.1 million from lower operating and administration costs.

Natural Gas Distribution (NGD) Variance Analysis

Operating income for the NGD business commenced with the acquisition of Utility Group on October 8, 2009 and the remaining 75.1 percent of Heritage Gas on November 18, 2009. The results of the NGD business is highly seasonal due to the majority of natural gas deliveries occurring during the winter heating season. For first quarter 2010, the NGD business contributed $7.2 million to operating income. The NGD business experienced warmer than normal temperatures in Alberta and Nova Scotia in first quarter 2010. The warmer weather resulted in approximately $1.0 million lower operating income in the quarter. The decrease was partially offset by rate base growth and higher allowed returns on equity in Alberta.

Energy Services Variance Analysis

Operating income in the Energy Services business was $1.6 million for first quarter 2010 compared $2.5 million for first quarter 2009. Operating income decreased approximately $3.3 million as a result of the non-recurring reduction of liabilities reported in first quarter 2009 and $0.6 million of income that was previously reported in this business which is now reported in the Power Segment as a result of aligning the Alberta commercial and industrial power retail (C&I) business with the remaining power business. Operating income also declined by $0.5 million due to lower transportation margins, reduced gas margins, higher commission expenses and lower interest revenue. These decreases were partially offset by the first quarter 2009 loss of $1.4 million as a result of a legacy gas marketing contract, $1.5 million from Sarnia Storage and $0.6 million from various reductions in costs and improved volumes.

GAS OPERATING STATISTICS	Three Months Ended March 31	
	2010	2009
E&T		
Extraction inlet gas processed (Mmcf/d)[1]	**787**	882
Extraction ethane volumes (Bbls/d)[1]	**26,592**	29,089
Extraction NGL volumes (Bbls/d)[1]	**11,837**	13,809
Total Extraction volumes (Bbls/d)[1]	**38,429**	42,898
Frac spread - realized ($/Bbl)[1] [2]	**30.42**	25.29
Frac spread - average spot price ($/Bbl)[1]	**35.38**	15.20
Transmission volumes (Mmcf/d)[1] [3]	**310**	348
FG&P		
Processing capacity (Mmcf/d)[4]	**1,172**	1,172
Processing throughput (gross Mmcf/d)[1]	**432**	480
Capacity utilization (%)[4]	**37**	41
Average working interest (%)[4]	**93**	94
NGD		
Natural gas deliveries - end-use (PJ)[5][6]	**7.2**	-
Natural gas deliveries - transportation (PJ)[5][6]	**1.3**	-
Service sites at year-end [7]	**73,198**	-
Degree day variance - AUI (%) [8]	**(10.3)**	-
Degree day variance - Heritage Gas (%) [9]	**(10.5)**	-
Energy Services		
Energy management service contracts[10]	**416**	429
Average volumes transacted (GJ/d)[11]	**405,048**	374,113

(1) *Average for the period.*

(2) *Indicative frac spread or NGL margin, expressed in dollars per barrel of NGL, and derived from Edmonton postings for propane, butane and condensate and the daily AECO natural gas price.*

(3) *Excludes NGL pipeline volumes.*

(4) *As at the end of the reporting period.*

(5) *Petajoule (PJ) is one million gigajoules (GJ).*

(6) *Deliveries reflect Utility Group as of October 8, 2009 when the Trust obtained control and 100% of the deliveries of Heritage Gas as of November 18, 2009.*

(7) *Service sites reflect all of the service sites of AUI, Heritage Gas and Inuvik Gas.*

(8) *Degree days relate to AUI's service area. A degree day is the cumulative extent to which the daily mean temperature falls below 15 degrees Celsius. Normal degree days are based on a 20-year rolling average. Positive variances from normal lead to increased delivery volumes from normal expectations.*

(9) *Degree days relate to Heritage Gas' service area. A degree day is the cumulative extent to which the daily mean temperature falls below 18 degrees Celsius. Normal degree days are based on a 20-year rolling average. Positive variances from normal lead to increased delivery volumes from normal expectations.*

(10) *Active energy management service contracts at the end of the reporting period within the Gas Segment.*

(11) *Average for the period. Includes volumes marketed directly, volumes transacted on behalf of other operating segments and volumes sold in gas exchange transactions.*

Average ethane and NGL volumes in the extraction business decreased by 2,497 Bbls/d and 1,972 Bbls/d, respectively, in first quarter 2010 compared to first quarter 2009, due to lower drilling north of Peace River, lower gas supply at Empress, leaner gas stream at the Edmonton Ethane Extraction plant and reduced throughput at the Harmattan Complex. These decreases were partially offset by higher inlet volumes and NGL yields at the Joffre facility. Natural gas volumes transported in the transmission business in first quarter 2010 decreased from first quarter 2009 primarily due to lower volumes moved on the Suffield system. However, in the transmission business, pipeline throughput has minimal impact on the financial results due to cost-of-service and take-or-pay contractual arrangements in place.

In FG&P, throughput in first quarter 2010 averaged 432 Mmcf/d compared to 480 Mmcf/d in first quarter 2009 but slightly higher than fourth quarter 2009. The decline was due to lower producer activity in response to low natural gas prices which results in insufficient new gas supply to offset natural declines Utilization reported in first quarter 2010 was 37 percent compared to 41 percent in first quarter 2009, primarily due to lower throughput at most facilities.

Gas Segment Outlook

In 2010 the Gas Segment is expected to deliver stronger results than 2009. The expected increase is largely due to the addition of the NGD assets for a full year. In 2010, AltaGas expects to invest more than $56 million in the NGD business to grow its average mid-year rate base by roughly $47 million or more than 18 percent. AltaGas also expects stronger results due to higher frac spreads, increased producer activity in the FG&P business along with expansions at AltaGas' existing Pouce Coupe, Ante Creek and Acme gas processing plants, a full year of Sarnia Storage and the expiration of a legacy gas marketing contract. These increases will be partially offset by non-recurring items reported in 2009, such as the reduction of liabilities and the decrease of Suffield revenue deferral.

The decline in gas production in the Western Canada Sedimentary Basin (WCSB) has resulted in lower volumes of gas being exported at the Empress facility and available for the extraction of NGLs. The lower NGL production at Empress is expected to be offset by higher frac spreads and increased NGL rich volumes at Younger as a result of new gas developments in the area. Based on management's analysis of historical NGL prices along with NGL published commodity prices, management expects NGL frac spreads to average approximately $25/Bbl for the remainder of 2010. In 2010, the Trust expects 12 percent of extraction volumes will be exposed to frac spread. Of these, approximately two-thirds of the exposure has been hedged at an average price of $21/Bbl. Efforts to continue to optimize assets and increase returns have resulted in the agreement to extract better commercial terms for frac spread exposed NGL volumes at one of the plants effective in second quarter. The new commercial arrangement is expected to increase net revenue.

AltaGas is well positioned to take advantage of new gas developments in northeast B.C. and northwest Alberta. AltaGas is working with producers to develop new gas plays such as the Montney and Doig pools as evidenced by AltaGas' Pouce Coupe and Ante Creek gas plant expansion and the recently announced planned acquisition of the Groundbirch gas plant. Given increased producer activity in northeast B.C., AltaGas is pursuing opportunities to increase the pipeline infrastructure around the Younger facility to serve Montney area producers and further enhance earnings and cash flow.

The Trust will be investing a total of $11 million in its Ante Creek processing facility. The first phase of the Ante Creek expansion, which provided an additional 6 Mmcf/d of sweet gas processing capacity, was commissioned on April 21, 2010. The second phase of this expansion is currently underway and will convert the entire 20 Mmcf/d expanded plant capacity to sour gas processing service. The second phase will be in service in early fourth quarter.

After significant regulatory delays the Pouce Coupe expansion has received all regulatory approvals and is currently under construction and expected to be in service at the end of second quarter 2010. The horizontal directional drilling under the Pouce Coupe River has been completed and work is currently progressing on the plant upgrades, which includes the redeployment of used equipment. The Pouce Coupe expansion is estimated to cost $28 million and increase capacity at the facility by 18 Mmcf/d. Both the Ante Creek and Pouce Coupe expansions are processing gas from producers active in the Montney area.

In addition, the Trust expects to invest approximately $5 million to increase capacity by 10 Mmcf/d at the Acme facility. The increased capacity at Acme will serve the increased producer activity in the Horseshoe Canyon coal bed methane formation.

POWER

Operating income in the Power Segment for first quarter 2010 was $16.9 million compared to $24.1 million for the same period in 2009. Operating income decreased as a result of lower realized power prices, lower contributions from gas-

fired peaking plants and higher environmental costs. These decreases were partially offset by lower PPA costs as a result of lower spot prices, contributions from the Alberta C&I business now reported in this segment and contributions from the Bear Mountain Wind Park.

Net revenue for first quarter 2010 was $23.5 million compared to $27.5 million for the same period in 2009. Net revenue decreased $4.2 million due to lower spot prices in Alberta, which averaged $40.88/MWh in first quarter 2010 compared to an average of $63.01/MWh in first quarter 2009 and $3.4 million due to lower hedged prices and volumes. The peaking plants reported $1.2 million lower net revenue due primarily to lower power prices in Alberta and $1.6 million higher environmental costs resulted partly due to increased production from the Sundance B PPAs. These decreases were partially offset by $2.7 million contributed by Bear Mountain which commenced commercial operations in fourth quarter 2009, $2.6 million of lower PPA costs and $0.9 million contribution from the C&I electricity business, which was previously reported within the Gas Segment.

Operating and administrative expense was $2.7 million for first quarter 2010 compared to $1.5 million for the same period in 2009. The increase was due to costs related to the development of renewable energy projects, the inclusion of the C&I electricity business and the commencement of commercial operations at Bear Mountain in fourth quarter 2009.

Amortization expense was $3.8 million in first quarter 2010 compared to $1.9 million in first quarter 2009. The increase was due to the addition of the Bear Mountain Wind Park.

POWER OPERATING STATISTICS	Three Months Ended March 31	
	2010	2009
Volume of power sold (GWh)[1][2]	**685**	664
Average price realized on the sale of power ($/MWh)[1][2]	**62.16**	74.33
Alberta Power Pool average spot price ($/MWh)[3]	**40.88**	63.01

[1] *Average for the period.*

[2] *Includes both Alberta and British Columbia sale of power.*

[3] *Includes only Alberta volumes and prices realized on the sale of power.*

The Bear Mountain Wind Park is performing as expected given the wind conditions experienced since commercial operations began. The turbines are all operating and delivering power to the BC grid. Wind volumes were below historical averages in first quarter. The operating income impact of the weaker wind was approximately $2.0 million in the quarter based on normal historical wind speeds. All green attributes associated with 2009 production from the Bear Mountain Wind Park have been sold at prices in-line with management's expectations, and the continued evolution of emissions regulations in North America, including the Federal government's plans to phase out coal plants, should continue to provide attractive opportunities to market the green attributes from the facility in the future.

Power Segment Outlook

In 2010 almost two thirds of the power delivered to the Alberta Power Pool from the Sundance Plant is hedged at a price of approximately $72/MWh, slightly lower than the average hedge price in 2009. Hedge volumes were slightly higher than average in Q1, and are slightly lower in Q2 in anticipation of scheduled maintenance at the Sundance B PPAs. Current forward prices, as published in daily broker reports, are about $50/MWh for the balance of 2010. Continued low natural gas prices and a temporary over-supply situation has created a pricing environment that management does not believe is sustainable over the long term. A large coal unit was retired at the end of March 2010 resulting in a reduction of base load supply that will not be fully replaced until mid 2011, and improved economic conditions are expected to bring increased power demand to the province. Offsetting weakness in the spot market will be the impact of a full year contribution from Bear Mountain Wind Park, as well as the addition of the Harmattan Cogeneration facility, currently expected to be on line in fourth quarter of 2010.

AltaGas is constructing a 13-MW gas-fired co-generation facility at its Harmattan Complex. The facility is expected to cost approximately $22 million and will deliver power to the Alberta electrical grid and use steam to provide process heat to the Harmattan Complex. This is a highly efficient process of generating power and will reduce greenhouse gas emissions. It also adds further diversity to AltaGas' portfolio of generation assets and will provide another source of capacity to backstop the Sundance B PPAs. All regulatory approvals have been received and the facility is expected to be commissioned in fourth quarter 2010.

CORPORATE

Description of Corporate Assets

The Corporate Segment includes the cost of providing corporate services and general corporate overhead, investments in public and private entities and the effects of changes in the value of risk management assets and liabilities. Management makes operating decisions and assesses performance of its operating segments based on realized results and key financial metrics such as return on equity and return on capital without the impact of the volatility in commodity prices, interest rates and foreign exchange rates. Management monitors the impact of mark-to-market accounting as part of the consolidated entity since risk is managed on a portfolio basis. Consequently, the impact of mark-to-market accounting on net income is reported and monitored in the Corporate Segment.

Corporate Variance Analysis

The operating loss for first quarter 2010 was $6.8 million compared to $8.0 million for first quarter 2009. The decreased loss was mainly due to higher unrealized gains from risk management contracts, partially offset by higher compensation costs and lower investment income.

Net revenue was $5.5 million in first quarter 2010 compared to $1.2 million for the same period in 2009. Net revenue increased $4.8 million in due to higher unrealized gains on risk management contracts partially offset by lower investment income since AltaGas no longer records income from Utility Group on an equity basis.

Operating and administrative expense was $11.6 million in first quarter 2010 compared to $8.5 million in first quarter 2009. Increased expenses were incurred to support regulatory requirements and growth of the Trust.

Amortization expense was $0.7 million in first quarter 2010 similar to the same quarter in 2009.

Corporate Segment Outlook

Excluding the impact of mark-to-market accounting, the operating loss for 2010 is expected to be higher than the loss reported in 2009. Operating and administrative expenses are expected to be higher than 2009 as a result of the growth of the Trust as well as the cost of reorganizing into a corporate structure and meeting new financial reporting requirements. The Corporate Segment is also expected to report lower earnings from equity investments since Utility Group is no longer reported as an equity investment.

The effects of risk management contracts are based on estimates relating to commodity prices, interest rates and foreign exchange rates over time. The actual amounts will vary based on these drivers, and management is therefore unable to predict the impact of financial instruments. However, the impact of the accounting standards is expected to be relatively low as the Trust uses financial instruments to manage exposure to commodity price fluctuations and to buy and sell gas and power with locked-in margins. The Trust does not execute financial instruments for speculative purposes.

INVESTED CAPITAL

During first quarter 2010, AltaGas acquired capital assets, long-term investments and other assets for $43.1 million compared to $36.0 million in first quarter 2009.

Net Invested Capital - Investment Type

Three Months Ended March 31, 2010

($ millions)	Gas Segment	Power Segment	Corporate Segment	Total
Invested capital:				
Capital assets	**42.5**	**3.7**	**2.0**	**48.2**
Long-term investments and other assets	**-**	**(0.1)**	**(4.7)**	**(4.8)**
Net invested capital	**42.5**	**3.6**	**(2.7)**	**43.4**
Disposals:				
Long-term investments and other assets	**(0.3)**	**-**	**-**	**(0.3)**
Net invested capital	**42.2**	**3.6**	**(2.7)**	**43.1**

Net Invested Capital - Investment Type

Three Months Ended March 31, 2009

($ millions)	Gas Segment	Power Segment	Corporate Segment	Total
Invested capital:				
Capital assets	**12.7**	**11.9**	**1.2**	**25.8**
Long-term investments and other assets	**-**	**9.6**	**0.6**	**10.2**
Net invested capital	**12.7**	**21.5**	**1.8**	**36.0**

The Trust categorizes its invested capital into maintenance, growth and administration.

Growth capital of $39.7 million was expended in first quarter 2010 (first quarter 2009 - $33.5 million). In the Gas Segment, growth capital comprised $26.0 million for assets from the Landis acquisition, $9.0 million for FG&P projects, $5.6 million for NGD projects and $1.1 million for the Harmattan fractionation project. Within the Power Segment, growth capital projects included $1.8 million for renewable power development projects and $1.2 million related to the Harmattan Cogeneration project. The Corporate Segment growth capital of $(4.7) million was related to unrealized loss on mark-to-market for Magma Energy Corporation. Administrative and maintenance capital expenditures in first quarter 2010 were $2.0 million and $1.4 million, respectively (first quarter 2009 - $1.9 million and $0.6 million, respectively).

Invested Capital - Use

Three Months Ended March 31, 2010

($ millions)	Gas Segment	Power Segment	Corporate Segment	Total
Invested capital:				
Maintenance	**0.8**	**0.6**	**-**	**1.4**
Growth	**41.7**	**3.0**	**(4.7)**	**40.0**
Administrative	**-**	**-**	**2.0**	**2.0**
Invested capital	**42.5**	**3.6**	**(2.7)**	**43.4**

Invested Capital - Use

Three Months Ended March 31, 2009

($ millions)	Gas Segment	Power Segment	Corporate Segment	Total
Invested capital:				
Maintenance	**0.6**	**-**	**-**	**0.6**
Growth	**12.0**	**21.5**	**-**	**33.5**
Administrative	**0.1**	**-**	**1.8**	**1.9**
Invested capital	**12.7**	**21.5**	**1.8**	**36.0**

FINANCIAL INSTRUMENTS

AltaGas enters into financial derivative contracts to manage exposure to fluctuations in commodity prices, interest rates and foreign exchange rates. During the first quarter 2010, the Trust had positions in the following types of derivatives:

- Commodity forward contracts: The Trust executes gas, power and other commodity forward contracts to manage its asset portfolio and lock-in margins from back-to-back purchase and sale agreements. In a forward contract, one party agrees to deliver a specified amount of an underlying asset to the other party at a future date at a specified price. The Energy Services business transacts primarily on this basis.

- Commodity swap contracts: The Trust executes fixed-for-floating power price swaps to manage its power asset portfolio. A fixed-for-floating price swap is an agreement between two counterparties to exchange a fixed price for a floating price. The Power Segment's results are significantly affected by the price of electricity in Alberta. AltaGas employs derivative commodity instruments for the purpose of managing the Trust's exposure to power price volatility. The Alberta Power Pool settles power prices on an hourly basis and prices ranged from $8.09/MWh to $376.37/MWh in first quarter 2010. The average spot price was $40.88/MWh in first quarter 2010 (first quarter 2009 - $63.01/MWh). AltaGas moderated the impact of this volatility on its business through the use of financial hedges on a portion of its power portfolio. The average price realized for power by the Trust was $62.16/MWh in first quarter 2010 (first quarter 2009 - $74.33/MWh). In 2010, almost two-thirds of the power delivered to the Alberta Power Pool from the Sundance Plant has been hedged at a price of approximately $72/MWh.

- NGL frac spread hedges: The Trust executes fixed-for-floating NGL frac spread swaps to manage its NGL frac spreads. The E&T business' results are affected by fluctuations in NGL frac spreads. At March 31, 2010, the Trust had NGL frac spread agreements for 2,800 Bbls/d at an average price of approximately $21/Bbl. The average spot NGL frac spread for first quarter 2010 was $35.38/Bbl (first quarter 2009 - $15.20/Bbl). The average NGL frac spread realized in first quarter 2010 was $30.42/Bbl (first quarter 2009 - $25.29/Bbl). The Trust has also hedged an average of 2,817 Bbls/d, or approximately 66 percent of volumes that are exposed to spot prices for 2010, at a price of approximately $21/Bbl. In addition, the Trust has hedged 700 Bbls/d, or approximately 15 percent of volumes that are exposed to spot prices for 2011, at a price of approximately $20/Bbl.

- Interest rate forward contracts: The Trust enters into interest rate swaps where cash flows of a fixed rate are exchanged for those of a floating rate. At March 31, 2010 the Trust had interest rate swaps for $80 million with varying terms to maturity until March 31, 2012. At March 31, 2010, the Trust had fixed the interest rate of 75 percent of its debt including MTNs and capital leases.

- Foreign exchange forward contracts: Foreign exchange exposure created by transacting commercial arrangements in foreign currency is managed through the use of foreign exchange forward contracts whereby a fixed rate is locked in against a floating rate and option agreements whereby an option to transact foreign currency at a future date is purchased or sold.

The fair value of power, natural gas and NGL derivatives was calculated using estimated forward prices from published sources for the relevant period. The calculation of fair value of the interest rate derivatives used quoted market rates.

The Trust does not speculate on commodity prices and therefore does not engage in any commodity transactions that create incremental exposure or are based solely on expectations of future energy market price movements. Commodity transactions are used to lock in margins, optimize underlying physical assets or reduce exposure to energy price movements. AltaGas has a risk management group that reviews commodity and credit risk on a daily basis and has created and adheres to a conservative risk policy and hedging program.

LIQUIDITY

AltaGas does not expect any currently known trend or uncertainty to affect the Trust's ability to access its historical sources of cash. Medium-term note (MTN) offerings during 2009 and in first quarter 2010, an equity offering in 2009 and

credit rating upgrades by DBRS and S&P in 2009 are indications of the Trust's strong financial position and capacity to access financing. Each of the Trust's credit facilities has a maturity date, on which date and absent replacement, extension or renewal, the indebtedness under the respective credit facility becomes repayable. The earliest maturity date for the Trust's credit facilities is August 2010. The Trust expects to enter into new credit arrangements with a syndicate of banks on or about July 1, 2010, the same time the reorganization from a trust to a corporate structure occurs.

Cash Flows	Three Months Ended March 31	
($ millions)	**2010**	2009
Cash from operations	**37.0**	30.7
Investing activities	**(28.4)**	(48.1)
Financing activities	**(6.1)**	23.1
Change in cash	**2.5**	5.7

Cash from Operations

Cash from operations reported on the Consolidated Statements of Cash Flows was $37.0 million in first quarter 2010 compared to $30.7 million in first quarter 2009. The increase in cash from operations was the result of lower non-cash working capital partially offset by a future income tax recovery, lower net income, and higher unrealized gains and non-operating investment income.

Working Capital	March 31	
($ millions except current ratio)	**2010**	2009
Current assets	**325.3**	359.5
Current liabilities	**687.8**	267.5
Working capital	**(362.5)**	92.0
Current ratio	**0.47**	1.34

Working capital was in a deficit position of $362.5 million at March 31, 2010 compared to a positive balance position of $92.0 million at March 31, 2009. The working capital ratio was 0.47 at the end of first quarter 2010 compared to 1.34 at the end of first quarter 2009. The change is mainly due to the classification of the current portion of long-term debt maturing in 2010 as a current liability. On March 27, 2010 the Trust issued a $200 million MTN. The note carries a coupon rate of 5.49 percent and matures on March 27, 2017. The proceeds from the note has been used to pay bank indebtedness and general corporate activities.

Investing Activities

Cash used for investing activities in first quarter 2010 was $28.4 million compared to $48.1 million in first quarter 2009. The decrease was due to the reduction in capital asset expenditures, a reduction in restricted cash holding from customers and the disposal of short-term investments. These decreases were partially offset by the acquisition of Landis.

Financing Activities

Cash used for financing activities was $6.1 million in first quarter 2010 compared to cash generated from financing activities of $23.1 million in first quarter 2009. The cash from financing activities decreased due to lower proceeds from the issuance of units in first quarter 2009 and an increase in distributions paid to unitholders and a repayment of revolving long-term debt partially offset by the $200 million MTN issuance.

CAPITAL RESOURCES

The use of debt or equity funding is based on AltaGas' capital structure which is determined by considering the norms and risks associated with each of its business segments. At March 31, 2010 AltaGas had total debt outstanding of

$1,043.0 million, up from $1,014.7 million as at December 31, 2009. At March 31, 2010 the Trust had $700.0 million in MTNs outstanding and had access to prime loans, base rate loans, LIBOR loans, bankers' acceptances and letters of credit through bank lines amounting to $816 million. At March 31, 2010 the Trust had drawn bank debt of $330.3 million and letters of credit outstanding of $55.9 million against the extendible revolving-term letter of credit facility, the syndicated credit facilities and the demand operating facilities.

As of March 31, 2010, the Trust's current portion of long-term debt was $416.6 million. The Trust's management expects to align the timing of the renewal of its credit facilities with the timing of its reorganization to a corporate structure, expected on or about July 1, 2010. The Trust has begun discussions with current and potential members of the syndicate and does not expect any issues with renewing or increasing its credit facilities.

All of the borrowing facilities have covenants customary for these types of facilities, which must be met at each quarter end. AltaGas has been in compliance with these covenants each quarter since the establishment of the facilities. The Trust's earnings interest coverage for the rolling 12 months ended March 31, 2010 was 3.92 times.

Credit facilities ($ millions)	Borrowing capacity	**Drawn at March 31 2010**	Drawn at December 31 2009
Demand operating facility	86.0	**20.4**	16.3
Letter of credit facility	75.0	**50.8**	56.7
Syndicated credit facility[1]	150.0	**-**	-
Syndicated revolving credit facility [2]	375.0	**186.3**	350.8
Utility Group revolving term credit facility [3]	130.0	**128.7**	130.0
	816.0	**386.2**	553.8

[1] *Revolving credit facility maturing August 13, 2010.*

[2] *Revolving credit facility maturing September 30, 2010.*

[3] *Revolving credit facility maturing November 17, 2010.*

At March 31, 2010 the Trust held a $75.0 million (December 31, 2009 - $75.0 million) unsecured three-year extendible revolving letter of credit facility with a Canadian chartered bank maturing on September 30, 2010. AltaGas may borrow up to $25.0 million by way of prime loans, U.S. base rate loans, LIBOR loans or bankers' acceptances on the letter of credit facility. Borrowings on the facility bear fees and interest at rates relevant to the nature of the draws made. At March 31, 2010 the Trust had letters of credit of $50.8 million (December 31, 2009 - $46.7 million) outstanding against the extendible revolving-term letter of credit facility and letters of credit of $5.1 million (December 31, 2009 - $5.1 million) outstanding against the demand operating facilities.

The Trust expects to renew its credit facilities in 2010 on or about July 1, 2010 when the reorganization from a trust to a corporate structure occurs.

RELATED PARTIES

The Trust pays rent under a lease for office space and equipment to 2013761 Ontario Inc., which is owned by certain employees of AltaGas. Payments of $22,496 were made in first quarter 2010 (first quarter 2009 - $22,638) which is the exchange value of the property agreed to by both parties. The lease expires December 2011.

TRUST UNIT INFORMATION

At March 31, 2010 the Trust had 78.9 million trust units and 2.1 million exchangeable units outstanding and a market capitalization of $1.5 billion based on a closing trading price on March 31, 2010 of $18.40 per trust unit. At March 31, 2010 there were 3.8 million options outstanding and 1.3 million options exercisable under the terms of the unit option plan.

DISTRIBUTIONS

AltaGas distributions are determined giving consideration to the ongoing sustainable cash flow as impacted by the consolidated net income, maintenance and growth capital expenditures and debt repayment requirements of the Trust. AltaGas has been able to sustain its distributions through funds from operations. In first quarter 2010, the Trust declared distributions of $43.7 million and had funds from operations of $51.3 million (first quarter 2009 - $41.3 million and $57.0 million respectively), or a payout ratio of 85 percent (first quarter 2009 - 72 percent).

The following table summarizes AltaGas' distribution declaration history since 2008:

Distributions
Years ended December 31

($ per unit)	**2010**	2009	2008
First quarter	**0.540**	0.540	0.525
Second quarter	-	0.540	0.525
Third quarter	-	0.540	0.535
Fourth quarter	-	0.540	0.540
Total	**0.540**	2.160	2.125

CORPORATE REORGANIZATION

AltaGas expects to reorganize to a corporate structure on or about July 1, 2010 in response to the Government of Canada's changes in the tax treatment of income trusts effective January 1, 2011. In 2009, federal legislation was enacted for the conversion of income trusts in which the trust is able to convert to a corporation on a tax deferred basis.

AltaGas expects to continue to implement its growth strategy, while seeking to provide investors with a balance between income and growth. As a corporation, The Board of Directors expects to declare a dividend of $1.32 per share on an annual basis to support the Trust's growth strategy and provide a stable sustainable dividend going forward. The Board also expects to pay the dividend on a monthly basis. Following the Arrangement, the Board of Directors will approve the dividend policy subject to economic and financial conditions at that time. Until its reorganization to a corporate structure, AltaGas expects to continue to pay a monthly distribution of $0.18 per trust unit.

AltaGas has always executed its strategy as a tax-efficient corporate and focused on key traditional financial metrics such as earnings per unit and return on equity. It does not rely on the trust structure to sustain its business.

NON-MONETARY TRANSACTIONS

AltaGas has entered into a non-monetary transaction with a third party in which it exchanged B.C. Renewable Energy Certificates (RECs) for verified emission offsets that were generated in Alberta. The RECs will be created through the generation of power at the Bear Mountain Wind Park between 2009 and 2011. The verified emission offsets received by AltaGas were used to offset the costs to comply with Specified Gas Emitters Regulation (SGER) in 2010.

CHANGES IN ACCOUNTING POLICIES

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The Accounting Standards Board (AcSB) confirmed in February 2009 that IFRS will replace Canadian GAAP for publicly accountable enterprises for financial periods beginning on or after January 1, 2011.

AltaGas commenced a process to transition from Canadian GAAP to IFRS in April 2008. AltaGas has established a project team that is led by Finance management and includes representatives from various areas of the organization as necessary to plan for and achieve a smooth transition to IFRS. Regular progress reporting to the Audit Committee of the Board of Directors on the status of the IFRS implementation project has been instituted and enacted.

The implementation project consists of six phases, which in certain cases will be in process concurrently as IFRS are applied to specific areas from start to finish:

- Scoping phase – This phase involves a high-level assessment to identify key areas impacted by the transition to IFRS and to identify the Standards and Interpretations applicable to the Trust. This phase was completed in July 2008.
- Diagnostic phase – In this phase, each Standard and Interpretation is assessed to identify the changes required in the existing accounting policies, information systems and business processes. An IFRS mock-financial statement has been prepared for further guidance in the conversion process. This phase was completed in December 2008.
- Design and planning phase – Available alternatives in the accounting policies, elective exemptions and mandatory exceptions are assessed and adopted. Evaluation of the quantitative impact from the IFRS adoption is in progress.
- Solution development phase – Based on the adopted accounting policies, the project team defines and develops systems, processes and training required for the implementation of the target solutions under IFRS. The evaluation of the quantitative impact from IFRS adoption is in progress.
- Implementation phase – During the dual reporting period from January 1 until December 31, 2010, changes in accounting policies and procedures are executed and tested. Financial information in accordance with IFRS is collected, enabling the comparative reporting in 2011. Where appropriate, processes to support the CEO/CFO certification will be implemented. Training is provided to support IFRS adoption.
- Post-implementation phase – IFRS financial statements are produced for each reporting period. External auditors are requested to provide their opinion on the compliance of the financial statements with IFRS requirements. CEO/CFO certification process is fully deployed for the IFRS conversion in compliance with the disclosure controls and procedures (DC&P) and internal controls over financial reporting (ICFR). The achieved results are compared with the target objectives, including enhancing the effectiveness of financial reporting, to confirm whether the project has been successful and consequently can be closed.

There are currently no delays anticipated to AltaGas' project plan to meet IFRS reporting requirements in 2011.

Financial Statements Adjustments

IFRS 1 "First time adoption of International Financial Reporting Standards" provides entities adopting IFRS for the first time with a number of elective exemptions and mandatory exceptions, in certain areas, to the general requirement for a full retrospective application of IFRS. Similarly, other Standards provide for an accounting choice that has been assessed and elected prospectively from January 1, 2010, the transition date to IFRS. AltaGas is in the process of evaluating the standards and policy choices.

AltaGas has analyzed the various accounting policy choices available and determined those most appropriate for the Trust's business activities. Based on the analysis completed to date, the Trust has not identified any material impacts to the financial statements.

IFRS 3 Business Combinations	• IFRS 1 exemption available and is expected to be applied from January 1, 2011, without retrospective application before January 1, 2011.
	• New Canadian Standards on business combinations, consolidated financial statements and non-controlling interests allow for early adopted effective January 1, 2010. AltaGas will not be early adopting this standard.
IAS 21 The effects of Changes in Foreign Exchange Rates	• IFRS 1 exemption available and is expected to be applied from January 1, 2010. Presentation currency is confirmed Canadian dollars. • Cumulative translation adjustment is expected to be reset to zero from January 1, 2010.
IAS 19 Employee Benefits	• IFRS 1 exemption available and is expected to be applied at January 1, 2010. • Corridor approach method is expected to be selected after January 1, 2010 for actuarial gains and losses..

IAS 16 Property, Plant and Equipment	• IFRS 1 exemption available and is expected to be applied for the deemed cost at transition date to certain items of land, buildings and other equipments. • Cost model is expected to be elected for all classes of assets, thus the revaluation method would not be applied.
IAS 38 Intangible Assets	• Cost model expects to be elected for intangible assets.
IAS 23 Borrowing Costs	• IFRS 1 exemption available and expected to be applied prospectively from January 1, 2010.
IAS 17 Leases	• IFRS 1 exemption available and is expected to be elected. • No change in lease classification has been deemed necessary to date.
IAS 32 Financial Instruments: Presentation IAS 39 Financial Instruments: Recognition and Measurement	• Classification of the Trust's units is expected to be reported as equity. • Embedded derivatives previously grandfathered under Canadian Handbook identified and measured for recognition at transition date in accordance with IFRIC 9 "Reassessment of embedded derivatives". • Hedging effectiveness test method assessed and hedging transactions not effective reinstated through profit or loss. • Management is evaluating the impact of the New Standard on Financial Instruments IFRS 9.
IAS 37 Provisions, Contingent Assets and Contingent Liabilities	• IFRS 1 exemption available and is expected to be applied prospectively from January 1, 2010. • IAS 37 is expected to be applied for measuring decommissioning, restoration and similar liabilities and to litigation claims.
IAS 36 Impairment of Assets	• Cash-generating units have been identified.
IAS 12 Income Taxes	• The current version of IAS 12 has been used for assessing the required adjustments in deferred tax assets and deferred tax liabilities. • As IFRS will impact AltaGas' reported pre-tax profits, these differences, both on adopting IFRS and on an on-going basis, will be assessed for determining the appropriate tax treatment on the tax return and on the tax provision calculation.
IAS 34 Interim Reporting	• The first IFRS interim financial statements will be prepared for the period ending March 31, 2011 in accordance with IAS 34. • Mock financial statements have been prepared for on-going testing of the process for the preparation of IFRS financial statements.
IFRS Exposure Draft - Rate Regulated Activities	• Currently, Canadian GAAP has permitted utilities to account for the impact of rate regulation through the recognition of regulatory assets and liabilities, which is the deferral of costs (revenue) to a future period to match with the higher (lower) rates recovered in that period, usually as a result of a decision approved by the regulator. This approach is not in compliance with the recognition of assets and liabilities prescribed by IFRS. There are no corresponding IFRS pertaining to rate-regulated accounting and the general IFRS rules must be applied with significant adjustments to the opening balances at transition date and to the revenue recognition in future reporting periods.

Disclosure Controls and Procedures and Internal Control Framework

- A risk assessment on disclosure controls and procedures and internal control framework has been initiated during 2010.
- The alignment between the IFRS conversion and the certification processes started during the design and planning phase.

As the International Accounting Standards Board (IASB) continues to issue new or amended standards, the Trust will evaluate the impact on the IFRS conversion plan.

Project Status

AltaGas has initiated discussions with the external auditors around the IFRS opening balances and the timing for the audit work. At this time, it is not possible to reasonably quantify the overall effect of IFRS to the Trust's consolidated financial statements.

AltaGas will provide additional disclosures of the key elements of the plan and progress of the project as the information becomes available.

SIGNIFICANT ACCOUNTING POLICIES

AltaGas' significant accounting policies remain unchanged from December 31, 2009, except as disclosed in the notes to the Interim Consolidated Financial Statements for the three ended March 31, 2010. For further information regarding these policies refer to the notes to the audited Consolidated Financial Statements in AltaGas' 2009 Annual Report.

CRITICAL ACCOUNTING ESTIMATES

Since a determination of the value of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the Trust's Consolidated Financial Statements requires the use of estimates and assumptions that have been made using careful judgment. AltaGas' significant accounting policies are contained in the notes to the Consolidated Financial Statements. Certain of these policies involve critical accounting estimates as a result of the requirement to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

AltaGas' critical accounting estimates continue to be amortization expense, asset retirement obligations, asset impairment assessment, income taxes, pension and rate-regulated assets and liabilities. For a full discussion of these accounting estimates, refer to the MD&A in AltaGas' 2009 Annual Report and the notes to the interim Consolidated Financial Statements for the three months ended March 31, 2010.

OFF-BALANCE-SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, or a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support or engages in leasing, hedging or research and development services with the Trust.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Trust is responsible for establishing and maintaining DC&P and ICFR, as those terms are defined in National Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings". The objective of this instrument is to improve the quality, reliability and transparency of information that is filed or submitted under securities legislation.

The Chief Executive Officer and the Chief Financial Officer have designed, with the assistance of the Trust's employees, DC&P and ICFR to provide reasonable assurance that material information relating to the Trust is made known to them; is reported on a timely basis; financial reporting is reliable; and financial statements prepared for external purposes are in accordance with Canadian GAAP. During first quarter 2010 there were no changes made to the Trust's ICFR that materially affected, or are reasonably likely to materially affect, the Trust's ICFR.

SUMMARY OF CONSOLIDATED RESULTS FOR THE EIGHT MOST RECENT QUARTERS

($ millions)	**Q1-10**	Q4-09	Q3-09	Q2-09	Q1-09	Q4-08	Q3-08	Q2-08
Total Revenue	**360.5**	336.4	291.4	285.8	354.6	424.6	460.7	487.1
Net revenue[1]	**127.2**	115.4	114.7	114.3	112.1	125.8	122.7	117.3
Operating income[1]	**42.7**	38.8	45.4	45.5	44.7	54.1	50.7	37.0
Net income	**36.4**	32.1	34.7	36.9	37.5	39.6	53.5	32.9

($ per unit)	**Q1-10**	Q4-09	Q1-09	Q2-09	Q1-09	Q4-08	Q3-08	Q2-08
Net income								
Basic	**0.45**	0.40	0.44	0.47	0.50	0.55	0.75	0.49
Diluted	**0.45**	0.40	0.43	0.46	0.49	0.56	0.75	0.49
Distributions declared	**0.54**	0.54	0.54	0.54	0.54	0.540	0.535	0.525

[1] *Non-GAAP financial measure. See Non-GAAP Financial Measures.*

Identifiable trends in AltaGas' business in the past eight quarters reflect the organization's internal growth, acquisitions, generally increasing power prices in Alberta until 2009 and higher NGL frac spreads through most of 2008 and increased volatility in commodity prices in recent quarters.

Significant items that impacted individual quarterly earnings were as follows:

- In second quarter 2008, operating income was affected by major turnarounds within the gas business and a one-time charge to expense project development costs.
- In third quarter 2008, AltaGas recognized an income tax recovery of $13.8 million related to the reduction of future income tax liabilities, which was a result of the reorganization of legal entities within the Trust's structure and required the use of lower effective tax rates.
- In third quarter 2008, operating income was negatively impacted by two extraction plant turnarounds and unplanned outage due to a natural gas heater fire at the Harmattan Complex.
- In latter part of fourth quarter 2008 and during the first half 2009, prices for power, natural gas and NGL declined, breaking the historical price trend for these products. Reduced natural gas prices have directly affected the activity of producers within the WCSB.
- In second quarter 2009, the Trust purchased a short-term investment that resulted in an unrealized gain of $4.6 million.
- During 2009, the Trust had adjusted liabilities related to natural gas transaction within Energy Services resulting in a one-time revenue impact of $9.2 million.
- During fourth quarter 2009, Bear Mountain Wind Park was fully connected to the B.C. power grid and met the conditions for commercial operations in order to receive the firm price under the 25-year energy purchase agreement with BC Hydro.
- During fourth quarter 2009, acquired all the outstanding common shares of Utility Group not previously held by AltaGas for $204.5 million including assumed debt;
- During fourth quarter 2009, acquired the 75.1 percent it did not already own of the outstanding shareholder loans and common shares of Heritage Gas Ltd. for $111.0 million.
- During first quarter 2010, acquired all the outstanding common shares of Landis for $25.6 million.

Consolidated Balance Sheets

(unaudited)

($ thousands)		March 31 2010		December 31 2009
ASSETS				
Current assets				
Cash and cash equivalents	**$**	**6,317**	$	3,739
Short-term investment *(note 6)*		**16,191**		19,436
Accounts receivable		**184,747**		203,673
Inventory		**1,106**		1,401
Restricted cash holdings from customers		**25,458**		27,228
Regulatory assets		**45**		2,567
Risk management		**79,398**		66,271
Prepaid expense and other current assets		**12,046**		7,505
		325,308		331,820
Capital assets		**1,884,970**		1,857,095
Energy arrangements, contracts and relationships		**126,458**		128,949
Goodwill		**201,764**		201,728
Regulatory assets		**62,642**		60,885
Risk management		**26,380**		18,132
Long-term investments and other assets		**25,295**		30,487
	$	**2,652,817**	$	2,629,096
LIABILITIES AND UNITHOLDERS' EQUITY				
Current liabilities				
Accounts payable and accrued liabilities	**$**	**145,748**	$	158,319
Distributions payable to unitholders		**14,589**		15,110
Short-term debt		**18,959**		14,626
Current portion of long-term debt *(note 4)*		**416,574**		591,944
Customer deposits		**28,901**		30,678
Regulatory liabilities		**1,727**		1,403
Risk management		**51,734**		34,200
Other current liabilities		**9,617**		14,830
		687,849		861,110
Long-term debt *(note 4)*		**607,425**		408,170
Asset retirement obligations		**42,424**		41,771
Future income taxes		**222,068**		228,596
Regulatory liabilities		**17,117**		16,610
Risk management		**24,911**		14,491
Future employee obligations		**9,865**		9,491
		1,611,659		1,580,239
Unitholders' equity *(notes 7, 8 and 9)*		**1,041,158**		1,048,857
	$	**2,652,817**	$	2,629,096

See accompanying notes to the unaudited Consolidated Financial Statements.

Consolidated Statements of Income and Accumulated Earnings

(unaudited)

For the Three Months Ended *($ thousands except per unit amounts)*	**March 31 2010**	March 31 2009
REVENUE		
Operating	**$ 354,958**	$ 353,453
Unrealized gain on risk management *(note 6)*	**5,282**	635
Other *(note 6)*	**256**	469
	360,496	354,557
EXPENSES		
Cost of sales	**233,290**	242,410
Operating and administrative	**61,511**	49,999
Amortization:		
Capital assets	**20,476**	15,059
Energy arrangements, contracts and relationships	**2,491**	2,491
	317,768	309,959
Foreign exchange gain (loss)	**(248)**	152
Interest expense		
Short-term debt	**406**	193
Long-term debt	**11,095**	5,511
Income before income taxes	**30,979**	39,046
Income tax expense (recovery)		
Current income tax	**(1,217)**	87
Future income tax	**(4,200)**	1,424
Net income	**36,396**	37,535
Accumulated earnings, beginning of year	**814,869**	673,736
Accumulated earnings, end of year	**$ 851,265**	$ 711,271
Net income per unit *(note 10)*		
Basic	**$ 0.45**	$ 0.50
Diluted	**$ 0.45**	$ 0.49
Weighted average number of units outstanding (thousands) *(notes 8 and 10)*		
Basic	**80,780**	75,602
Diluted	**81,110**	76,517

See accompanying notes to the unaudited Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Income

(unaudited)

For the Three Months Ended *($ thousands)*		**March 31 2010**		March 31 2009
Net income	**$**	**36,396**	$	37,535
Other comprehensive income (loss), net of tax				
Unrealized net loss on available-for-sale financial assets		**(2,307)**		-
Unrealized net loss on derivatives designated as cash flow hedges		**(2,190)**		9,696
Reclassification to net income of net gain on derivatives designated as cash flow hedges pertaining to prior periods		**(6,273)**		(4,459)
		(10,770)		5,237
Comprehensive income	**$**	**25,626**	$	42,772
Accumulated other comprehensive income, beginning of period	**$**	**21,225**	$	31,569
Other comprehensive income (loss), net of tax		**(10,770)**		5,237
Accumulated other comprehensive income, end of period *(note 6)*	**$**	**10,455**	$	36,806

See accompanying notes to the unaudited Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(unaudited)

For the three months ended *($ thousands)*	**March 31 2010**	March 31 2009
Cash from operations		
Net income	**$ 36,396**	$ 37,535
Items not involving cash:		
Amortization	**22,967**	17,550
Accretion of asset retirement obligations	**720**	766
Unit-based compensation	**(39)**	49
Future income tax expense (recovery)	**(4,200)**	1,424
Gain on sale of investments	**(1,396)**	-
Equity income	**-**	(606)
Unrealized gain on risk management	**(5,282)**	(635)
Unrealized loss on held-for-trading investments	**1,384**	-
Other	**1,127**	906
Non-operating investment income	**(345)**	-
Asset retirement obligations settled	**(66)**	(149)
Net change in non-cash working capital *(note 11)*	**(14,224)**	(26,175)
	37,042	30,665
Investing activities		
Increase (decrease) in restricted cash holdings from customers	**1,770**	(3,923)
Capital expenditures	**(14,238)**	(34,362)
Investment in regulatory assets	**86**	-
Distributions from equity investments	**-**	218
Distributions from short-term investment	**345**	-
Disposition of short-term investments *(note 6)*	**4,716**	-
Business acquisition *(note 3)*	**(21,917)**	-
Acquisition of long-term investments and other assets	**-**	(10,000)
Disposition of long-term investments	**850**	-
	(28,388)	(48,067)
Financing activities		
Drawings (repayment) of short-term debt	**4,333**	(3,413)
Net repayment of revolving long-term debt	**(175,336)**	(38,584)
Issuance of long-term debt	**199,096**	-
Repayment of long-term debt	**(361)**	(337)
Distributions to unitholders	**(43,539)**	(40,034)
Net proceeds from issuance of units	**9,731**	105,475
	(6,076)	23,107
Change in cash and cash equivalents	**2,578**	5,705
Cash and cash equivalents, beginning of period	**3,739**	18,304
Cash and cash equivalents, end of period	**$ 6,317**	$ 24,009

See accompanying notes to the unaudited Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

(Tabular amounts and amounts in footnotes to tables are in thousands of dollars unless otherwise indicated.)

1. BASIS OF PRESENTATION

The interim unaudited Consolidated Financial Statements of AltaGas Income Trust (AltaGas or the Trust) include the accounts of the Trust and all of its wholly owned subsidiaries, and its proportionate interests in various partnerships and joint ventures.

The interim Consolidated Financial Statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). The accounting policies applied are consistent with those outlined in the Trust's annual Consolidated Financial Statements for the year ended December 31, 2009. These interim Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2009 audited Consolidated Financial Statements included in the Trust's Annual Report.

2. FUTURE ACCOUNTING CHANGES

Section 1582 "Business Combinations"

This section applies to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. The new CICA Handbook Section 1582 will replace Section 1581 "Business Combinations" establishing standards for the accounting for a business combination that will more closely resemble those under International Financial Reporting Standards (IFRS). Earlier adoption of this section is permitted.

Section 1601 "Consolidated Financial Statements" and Section 1602 "Non-Controlling Interests"

Effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2011, the new CICA Handbook Sections 1601 and 1602 will replace Section 1600 "Consolidated Financial Statements". These sections establish standards for the preparation of consolidated financial statements and accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. Earlier adoption of this section is permitted as of January 1, 2010 for the Trust.

International Financial Reporting Standards (IFRS)

Canadian publicly-traded companies will be required to prepare their financial statements in accordance with IFRS as issued by the International Accounting Standards Board, for financial years beginning on or after January 1, 2011. Effective January 1, 2011, AltaGas will adopt IFRS as the basis for preparing its Consolidated Financial Statements. Financial statements for all interim periods reported in 2011 shall be prepared on an IFRS basis, with comparative data on an IFRS basis, including an opening balance sheet, as at January 1, 2010. Management has not fully determined the financial impact of adopting IFRS on its financial statements; however, it should be noted that the current financial statements may be significantly different if presented in accordance with IFRS.

3. ACQUISITIONS

Landis Energy Corporation (Landis)

On March 22, 2010 AltaGas acquired all of the outstanding common shares of Landis Energy Corporation. Landis is a developer of underground natural gas storage facilities, focused on opportunities in Atlantic Canada.

AltaGas paid Landis shareholders $0.80 per common share in cash with an aggregate purchase price of $25.6 million, including $3.5 million in estimated transaction costs.

2009

AltaGas Utility Group Inc. (Utility Group)

On October 8, 2009 AltaGas Holdings No.3 Inc. (AltaGas Holdings #3), an indirect wholly-owned subsidiary of AltaGas acquired all of the outstanding common shares of Utility Group not already owned by AltaGas and its affiliates.

Utility Group was a publicly traded company holding interests in AltaGas Utility Inc. (AUI), Heritage Gas Limited (Heritage Gas) and Inuvik Gas Ltd. (Inuvik Gas). Utility Group also holds a 33.3335 percent interest in the Ikhil Joint Venture (Ikhil) which produces and supplies natural gas in Inuvik, Northwest Territories.

AltaGas paid Utility Group shareholders $10.50 per common share in cash. The aggregate purchase price was $80.2 million, including $75.2 million of cash for the remaining 81.7 percent of Utility Group and $5.0 million in estimated transaction costs.

Until the date of acquisition, AltaGas accounted for its investment in Utility Group using the equity method. As a result, the Trust's portion of income earned by Utility Group was recorded as other revenue in the Corporate Segment. As of October 8, 2009, the operating results of Utility Group are consolidated with the results of the Trust within the Gas Segment.

AltaGas drew on its available credit facility to finance the cash consideration of $75.2 million for the Utility Group acquisition.

Heritage Gas Limited

On November 18, 2009 AltaGas acquired all of the Heritage Gas common shares and shareholder loans not already owned. Heritage Gas operates a full regulation class natural gas distribution franchise in Nova Scotia.

AltaGas paid approximately $109.8 million for the remaining 75.1 percent in Heritage Gas. The aggregate purchase price was $111.0 million, including $109.8 million of cash for all of the common shares and shareholder loans not previously owned and $1.2 million in estimated transaction costs.

Until the date of acquisition, AltaGas accounted for its investment in Heritage Gas using the equity method.

Purchase Price Allocation

The following table summarizes the total consideration and the estimated fair value of the assets acquired and liabilities assumed on October 8, 2009 and November 18, 2009 for Utility Group and Heritage Gas respectively. The preliminary allocation of the purchase price is as follows:

	Utility Group	Heritage Gas	Total
Cash consideration	$ 75,199	$ 109,828	$ 185,027
Transaction costs	5,000	1,200	6,200
Total consideration			$ 191,227
Purchase price allocation			
Assets acquired			
Current assets	$ 16,743	$ 5,377	
Capital assets	149,371	74,808	
Regulatory assets	16,633	34,509	
Goodwill	44,143	13,895	
Long-term investments and other assets	3,267	-	$ 358,746
Less liabilities assumed			
Current liabilities	23,078	8,214	
Long-term debt	101,511	-	
Regulatory liabilities	13,587	-	
Asset retirement obligations	96	-	
Future income taxes	9,113	9,347	
Future employee obligations	2,573	-	$ 167,519
			$ 191,227

In accordance with CICA Handbook Section 1600 "Consolidated Financial Statements" AltaGas accounted for the Utility Group acquisition as a step acquisition purchase resulting from the Trust's original equity accounted investment in Utility Group. Accordingly, the $12.3 million investment was proportionately allocated to identifiable assets and liabilities of Utility Group.

4. LONG-TERM DEBT

	March 31 2010	December 31 2009
Credit facilities	**$ 315,127**	$ 490,518
Medium-term notes	**700,000**	500,000
Loan from Province of Nova Scotia	**4,338**	4,272
Capital lease obligations	**7,147**	7,484
Other long-term debt	**992**	1,049
Unamortized deferred financing	**(3,605)**	(3,209)
	1,023,999	1,000,114
Less current portion	**416,574**	591,944
	$ 607,425	$ 408,170

Credit Facilities

At March 31, 2010 the Trust held a $375.0 million (December 31, 2009 - $375.0 million) unsecured extendible revolving three-year credit facility with a syndicate of Canadian chartered banks. Borrowings on the facility can be by way of prime loans, U.S. base rate loans, LIBOR loans, bankers' acceptances or letters of credit. Borrowings on the facility have fees

and interest at rates relevant to the nature of the draw made. On September 30, 2007 AltaGas negotiated the extension of the maturity of this facility to September 30, 2010. The Trust expects to enter into a new arrangement with a syndicate of banks on or about July 1, 2010. The Trust expects to enter into a new arrangement with a syndicate of banks on or about July 1, 2010.

On March 10, 2009 the Trust closed a $250.0 million unsecured 18-month credit facility with a syndicate of Canadian chartered banks that matures on August 13, 2010, replacing the credit facility that was due to mature on September 28, 2009. Borrowings on the facility can be by way of prime loans, U.S. base rate loans, LIBOR loans or bankers' acceptances. Borrowings on the facility bear fees and interest rates relevant to the nature of the draw. On April 29, 2009 the Trust issued $200 million of senior unsecured medium-term notes (MTNs). On June 29, 2009 AltaGas issued $100 million of senior unsecured MTNs. In accordance with the terms of the $250 million credit facility, $100 million of the MTN proceeds were used to repay and reduce the facility from $250 million to $150 million on July 9, 2009.

On October 8, 2009 the Trust acquired a $130 million unsecured extendible revolving credit facility through the acquisition of Utility Group with a syndicate of Canadian chartered banks with a maturity date of November 17, 2010. Borrowings on the facility can be by way of prime rate loans, U.S. base rate loans, letters of credit, LIBOR loans or bankers' acceptance equivalent loans.

At March 31, 2010 the Trust had drawn $315.1 million (December 31, 2009 - $490.5 million) against the facilities. The average rate on the Trust's bankers' acceptances at March 31, 2010 was 1.2 percent (December 31, 2009 - 1.2 percent).

Medium-Term Notes

On August 30, 2005 $100.0 million of 4.41 percent senior unsecured MTNs were issued. The notes mature on September 1, 2010, with interest payable semi-annually.

On January 19, 2007 AltaGas issued $100.0 million of 5.07 percent senior unsecured MTNs. The notes carry a coupon rate of 5.07 percent and mature on January 19, 2012.

On April 29, 2009 AltaGas issued $200 million of 7.42 percent senior unsecured MTNs. The notes carry a coupon rate of 7.42 percent and mature on April 29, 2014.

On June 29, 2009 AltaGas issued $100 million of 6.94 percent senior unsecured MTNs. The notes carry a coupon rate of 6.94 percent and mature on June 29, 2016.

On March 25, 2010 AltaGas issued $200 million of 5.49 percent senior unsecured MTNs. The notes carry a coupon rate of 5.49 percent and mature on March 27, 2017.

Loan from Province of Nova Scotia

On October 8, 2009 AltaGas acquired a loan from the Province of Nova Scotia through the acquisitions of Heritage Gas (note 3). The $5.6 million loan is non-interest bearing until certain revenue targets are achieved, at which time interest will be charged prospectively at 6 percent. On or before July 31, 2011, AltaGas must elect to repay the loan in full on July 1, 2014 or in five equal installments beginning July 31, 2012. AltaGas may also elect to fully repay the loan at any time with no penalty.

Letter of Credit Facility

At March 31, 2010 the Trust held a $75.0 million (December 31, 2009 - $75.0 million) unsecured three-year extendible revolving-term letter of credit facility with a Canadian chartered bank maturing on September 30, 2010. AltaGas may borrow up to $25.0 million by way of prime loans, U.S. base rate loans, LIBOR loans or bankers' acceptances on the

letter of credit facility. Borrowings on the facility bear fees and interest at rates relevant to the nature of the draw made. At March 31, 2010 the Trust had letters of credit of $50.8 million (December 31, 2009 - $46.7 million) outstanding against the extendible revolving-term letter of credit facility.

5. CAPITAL DISCLOSURE

The Trust's objective for managing capital is to maintain its investment-grade credit ratings and allow the Trust to maximize the profitability of its existing assets and grow its energy infrastructure to create long-term value and enhance returns for its investors. The Trust considers unitholders' equity (including accumulated other comprehensive income), short-term and long-term debt (including current portion) less cash and cash equivalents to be part of its capital structure. The Trust's overall strategy remains unchanged from 2009.

The use of debt or equity funding is based on AltaGas' capital structure, which is determined by considering the norms and risks associated with each of its business segments. AltaGas' target debt-to-total-capitalization ratio was 40 to 45 percent until third quarter 2009. Subsequent to the acquisition of Utility Group (note 3), the Trust increased its target debt-to-total-capitalization ratio to 45 to 50 percent. The increase is the result of the addition of stable, regulated natural gas distribution assets to the Trust's portfolio of energy infrastructure assets. The Trust's debt-to-total capitalization ratio as at March 31, 2010 was 50.0 percent (December 31, 2009 - 49.2 percent).

		March 31 2010		December 31 2009
Debt				
Short-term debt	**$**	**18,959**	$	14,626
Current portion of long-term debt		**416,574**		591,944
Long- term debt		**607,425**		408,170
		1,042,958		1,014,740
Unitholders' equity		**1,041,158**		1,048,857
Total capitalization	**$**	**2,084,116**	$	2,063,597
Debt-to-total-capitalization ratio (%)		**50.0**		49.2

All of the borrowing facilities have covenants customary for the types of facilities that must be met at the end of each calendar quarter. AltaGas has been in compliance with these covenants each quarter since the issuance of the facilities.

6. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

In the course of normal operations the Trust purchases and sells natural gas, natural gas liquids (NGLs) and power and issues short and long-term debt. The Trust uses derivative instruments to reduce exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates that arise from these activities. The Trust does not make use of derivative instruments for speculative purposes.

Fair Values of Financial Instruments

At March 31, 2010, all derivatives, other than those that meet the expected purchase, sale or usage requirements exemption, were carried on the Consolidated Balance Sheets at fair value. The fair value of power, natural gas and NGL derivatives was calculated using estimated forward prices from published sources for the relevant period. The calculation of fair value of the interest rate and foreign exchange derivatives used quoted market rates.

Summary of Unrealized Gain (Loss) on Risk Management Recognized in Net Income

	Three Months Ended March 31	
	2010	2009
Natural gas	**$ 2,804**	$ 806
NGL	**(1,577)**	(160)
Power	**3,664**	131
Heat rate	**(146)**	(33)
Interest rate swaps	**767**	637
Foreign exchange	**(230)**	(746)
	$ 5,282	$ 635

In first quarter 2010 AltaGas changed the effectiveness testing of its power and NGL frac spread hedges to align the Trusts' methodology with IFRS requirements. The change eliminated the use of the critical terms method to test the effectiveness on a prospective basis. The net income impact, net of tax, was an unrealized gain of $1.6 million related to the power hedges and an unrealized loss of $1.6 million related to the NGL frac spread hedges.

Summary of Unrealized Gain (Loss) and Tax Expense (Recovery) on Derivatives Designated as Cash Flow Hedges Recognized in Other Comprehensive Income

	Unrealized gain (loss)	**Tax expense (recovery)**	**Three Months Ended March 31 2010**	Unrealized gain (loss)	Tax expense (recovery)	Three Months Ended March 31 2009
NGL	**$ (4,495)**	**$ 1,269**	**$ (3,226)**	$ 17,685	$ (5,084)	$ 12,601
Power	**20,706**	**(5,856)**	**14,850**	32,586	(9,282)	23,304
Bond forward	**(2,739)**	**-**	**(2,739)**	(2,864)	-	(2,864)
Interest rate swaps	**-**	**-**	**-**	(373)	-	(373)
Foreign exchange	**-**	**-**	**-**	5,829	(1,691)	4,138
Available-for-sale	**1,745**	**(175)**	**1,570**	-	-	-
OCI	**$ 15,217**	**$ (4,762)**	**$ 10,455**	$ 52,863	$ (16,057)	$ 36,806

Long-term Investments and Other Assets

In January 2009 AltaGas purchased common shares of Magma Energy Corp. (Magma) through a private-equity offering for $10 million. These shares were classified as available-for-sale. The changes in value for these common shares are reported within OCI, which was $1.3 million as at March 31, 2010 (2009 - nil). In July 2009, AltaGas purchased additional common shares of Magma as part of its initial public offering. These shares were classified as held-for-trading and included in long-term investments and other assets. In first quarter 2010, the Trust recognized an unrealized loss of $1.6 million (2009 - nil) in the Corporate Segment as other revenue.

In October 2009 AltaGas acquired an equity investment in a public company with the acquisition of Utility Group. The shares are classified as available-for-sale. The changes in value for these common shares are reported within OCI, which was $0.4 million as at March 31, 2010 (2009 - nil) and realized gains (losses) recognized in other income. As at March 31, 2010, the Trust recognized a realized gain of $0.2 million in the NGD business as other revenue.

Short-Term Investment

In first quarter 2010 AltaGas recognized a realized gain of $1.2 million (2009 - nil) and unrealized gain of $0.3 million (2009 - nil) in the Corporate Segment as other revenue.

7. UNITHOLDERS' EQUITY

		March 31 2010		December 31 2009
Unitholders' capital *(note 8)*	**$**	**995,787**	$	982,662
Contributed surplus *(note 9)*		**6,689**		5,621
Accumulated earnings		**851,265**		815,045
Warrants		**-**		4,500
Accumulated dividends		**(41,114)**		(41,114)
Accumulated unitholders' distributions declared[1]		**(752,076)**		(709,058)
Distributions of common shares of Utility Group		**(29,848)**		(29,848)
Transition adjustment resulting from adopting new financial instruments accounting standards		**-**		(176)
Accumulated other comprehensive income		**10,455**		21,225
	$	**1,041,158**	$	1,048,857

[1] Accumulated unitholders' distributions paid by the Trust as at March 31, 2010 were $737.5 million (as at December 31, 2009 - $694.0 million).

8. UNITHOLDERS' CAPITAL

The Trust is authorized to issue:

- An unlimited number of trust units redeemable for cash at the option of the holder;
- An unlimited number of AltaGas Holding Limited Partnership No. 1 (AltaGas LP #1) Class B limited partnership units, which are exchangeable into trust units on a one-for-one basis. Prior to May 1, 2014 the exchange is at the option of the unitholder at any time, and at the option of the Trust should the number of AltaGas LP #1 units outstanding fall below 750,000. After May 1, 2014 the exchange is at the option of either the Trust or the unitholder; and
- An unlimited number of AltaGas Holding Limited Partnership No. 2 (AltaGas LP #2) Class B limited partnership units, which are exchangeable into trust units on a one-for-one basis. Prior to May 1, 2009 the exchange was at the option of the unitholder at any time, and at the option of the Trust should the number of AltaGas LP #2 units outstanding fall below 1,000,000. Since May 1, 2009 the exchange is at the option of either the Trust or the unitholder.

Trust Units Issued and Outstanding	Number of units		Amount
December 31, 2009	78,231,948	$	968,519
Units issued for cash on exercise of options	32,875		617
Units issued under DRIP[1]	520,316		9,114
Units issued for exchangeable units	506		9
Units issued on exercise of warrants[2]	180,433		3,394
March 31, 2010	**78,966,078**	**$**	**981,653**

Exchangeable Units Issued and Outstanding	Number of units		Amount
December 31, 2009 issued by AltaGas LP #1	2,083,656	$	14,143
AltaGas LP #1 units redeemed for Trust units	(506)		(9)
March 31, 2010	**2,083,150**		**14,134**
Issued and outstanding at March 31, 2010	**81,049,228**	**$**	**995,787**

[1] Distribution Reinvestment and Optional Unit Purchase Plan.

[2] On January 1, 2010 AltaGas issued 180,433 units on exercise of special warrants that were originally issued in February 2008 on a one-for-one basis at $24.94 per special warrant.

Weighted Average Units Outstanding [1]	Three Months Ended March 30 2010	2009
Number of units - basic	**80,780,225**	75,601,862
Dilutive equity instruments [2]	**330,007**	915,288
Number of units - diluted	**81,110,232**	76,517,150

[1] Includes exchangeable units.

[2] Includes options, convertible debentures and warrants

The Trust has an employee unit option plan under which employees and directors are eligible to receive grants. At March 31, 2010, 10 percent of units outstanding were reserved for issuance under the plan. As at March 31, 2010 options granted under the plan generally had a term of 9 years until expiry and vested no longer than over a four-year period.

At March 31, 2010 outstanding options were exercisable at various dates within the next ten years. As at March 31, 2010 the unexpensed fair value of unit option compensation cost associated with future periods was $0.6 million (December 31, 2009 - $0.7 million).

The following table summarizes information about the Trust's unit options:

	Options outstanding	
	Number of options	Exercise price[1]
Unit options outstanding, December 31, 2009	3,807,250	$ 19.86
Granted	5,000	18.51
Exercised	(32,875)	14.24
Expired	(3,500)	20.54
Unit options outstanding, March 31, 2010	**3,775,875**	**$ 19.90**
Unit options exercisable, March 31, 2010	**1,272,210**	**$ 23.78**

[1] Weighted average.

The following table summarizes the employee unit option plan as at March 31, 2010:

	Options outstanding			Options exercisable	
	Number outstanding	Weighted Average Exercise price	Weighted Average Remaining contractual life	Number exercisable	Exercise price
$5.00 to $15.25	1,266,875	$ 14.17	8.62	264,125	$ 13.90
$15.26 to $25.08	1,718,500	20.56	8.71	396,876	24.16
$25.09 to $29.15	790,500	27.68	6.65	611,209	27.79
	3,775,875	$ 19.90	8.25	1,272,210	$ 23.78

In 2004 AltaGas implemented a unit-based compensation plan, which awards phantom units to certain employees. Beginning in 2008, all employees were eligible to receive phantom units. The phantom units are valued on distributions declared and the trading price of the Trust's units. The units vest on a graded vesting schedule. The compensation expense recorded in first quarter 2010 in respect of this plan was $2.4 million (2009 - $0.9 million). As at March 31, 2010 the unexpensed fair value of unit-based compensation costs associated with future periods was $23.9 million (December 31, 2009 - $26.4 million).

9. CONTRIBUTED SURPLUS

	March 31 2010	December 31 2009
Balance, beginning of period	$ **5,621**	$ 4,261
Amortization of unit options	**110**	376
Exercise of unit options	**(148)**	(318)
Cancellation of unit options	**-**	(213)
Other adjustments [(1)]	**1,106**	1,515
Balance, end of period	$ **6,689**	$ 5,621

[(1)] *Includes exercise of warrants in January 2010 and equity portion of convertible debentures redeemed in September 2009.*

10. NET INCOME PER UNIT

The following table summarizes the computation of net income per unit:

	Three Months Ended March 31 2010	2009
Numerator:		
Numerator for basic net income per unit	$ **36,396**	$ 37,535
Numerator for diluted net income per unit	$ **36,396**	$ 37,775
Denominator:		
Weighted-average number of units	**80,780**	75,602
Dilutive equity instruments[(1)]	**330**	915
Denominator for diluted net income per unit	**81,110**	76,517
Basic net income per unit	$ **0.45**	$ 0.50
Diluted net income per unit	$ **0.45**	$ 0.49

[(1] *Includes options, convertible debentures and warrants.*

11. NET CHANGE IN NON-CASH WORKING CAPITAL

The net change in the following non-cash working capital items increased (decreased) cash flows from operations as follows:

	Three Months Ended March 31 2010[(1)]	2009
Accounts receivable	$ **18,969**	$ 22,766
Inventory	**295**	(360)
Other current assets	**(4,527)**	63
Regulatory assets	**2,522**	-
Accounts payable and accrued liabilities	**(16,717)**	(53,467)
Customer deposits	**(1,777)**	3,923
Deferred revenue	**-**	272
Regulatory liabilities	**324**	-
Other current liabilities	**(5,213)**	(8,568)
	(6,124)	(35,371)
Add back: increase (decrease) in capital costs payable	**(8,100)**	9,196
Net change in non-cash working capital related to operations	$ **(14,224)**	$ (26,175)

[(1)] *Specific line items may not agree with the net change in the unaudited Consolidated Balance Sheets due to acquisitions (note 3).*

The following cash payments have been included in the determination of earnings:

	Three Months Ended March 31	
	2010	2009
Interest paid	**$ 10,909**	$ 7,681
Income taxes paid	**$ 762**	$ 3

12. PENSION PLANS AND RETIREE BENEFITS

The costs of the defined benefit and post-retirement plans are based on management's estimate of the future rate of return on the fair value of pension plan assets, salary escalations, mortality and other factors affecting the payment of future benefits.

The net pension expense by plan for the period was as follows:

	Three Months Ended March 31	
	2010	2009
Defined contribution plan	**$ 655**	$ 566
Defined benefit plan	**451**	170
Supplemental executive retirement plan	**355**	295
Other post-retirement benefit plans	**54**	-
	$ 1,515	$ 1,031

13. NON-MONETARY TRANSACTION

AltaGas has entered into a non-monetary transaction with a third party in which it exchanged B.C. Renewable Energy Certificates (RECs) for verified emission offsets that were generated in Alberta. The RECs will be created through the generation of power at the Bear Mountain Wind Park between 2009 and 2011. The verified emission offsets received by AltaGas were used to offset the costs to comply with Specified Gas Emitters Regulation (SGER) in 2010.

14. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial presentation.

15. SEASONALITY

The natural gas distribution (NGD) business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of annual NGD revenue resulting in strong first and fourth quarter results and losses in the second and third quarters.

16. SEGMENTED INFORMATION

AltaGas is an integrated energy trust with a portfolio of assets and services used to move energy from the source to the end-user. The majority of the transactions among the reporting segments are recorded at the market price of the commodities and the remainder is at the exchange amount. In accordance with the CICA Handbook Section 1700, in the year ended December 31, 2009, AltaGas changed the composition of its reportable segments as a result of modifications and growth of the enterprise. Comparative periods have been restated based on the current reportable segments. The following describes the Trust's three reporting segments:

Gas	– NGL processing and extraction plants – transmission pipelines to transport natural gas and NGL – natural gas gathering lines and field processing facilities – energy consulting and sale of natural gas and electricity – natural gas storage facilities – regulated natural gas distribution assets
Power	– coal-fired and gas-fired power output under power purchase arrangements and other agreements – gas-fired power plants – wind and run-of-river power plants
Corporate	– the costs of providing corporate services and general corporate overhead, investments in public and private entities, corporate assets and the effects of changes in the fair value of risk management contracts.

The following tables show the composition by segment:

Three Months Ended March 31, 2010		Gas	Power Segment	Corporate Segment	Intersegment Elimination	Total
Revenue	$	**353,145**	$ **56,607**	$ **256**	$ **(54,794)**	$ **355,214**
Unrealized gain on risk management		**-**	**-**	**5,282**	**-**	**5,282**
Cost of sales		**(254,162)**	**(33,149)**	**-**	**54,021**	**(233,290)**
Operating and administrative		**(47,921)**	**(2,719)**	**(11,644)**	**773**	**(61,511)**
Amortization		**(18,423)**	**(3,824)**	**(720)**	**-**	**(22,967)**
Foreign exchange gain		**-**	**-**	**(248)**	**-**	**(248)**
Interest expense		**-**	**-**	**(11,501)**	**-**	**(11,501)**
Income (loss) before income taxes	$	**32,639**	$ **16,915**	$ **(18,575)**	**-**	$ **30,979**
Net additions to:						
Capital assets[1]	$	**42,567**	$ **3,691**	$ **2,084**	**-**	$ **48,342**
Long-term investment and other assets[2]	$	**(265)**	$ **(96)**	$ **(4,831)**	**-**	$ **(5,192)**
Goodwill	$	**201,764**	**-**	**-**	**-**	$ **201,764**
Segmented assets	$	**2,049,722**	$ **422,000**	$ **181,095**	**-**	$ **2,652,817**

[1] *Difference in timing of cash flows, non-cash transactions and assets acquired in business acquisitions (note 3), recorded as acquisition of long-term investment on statement of cash flow of $34,104.*

[2] *Difference in timing of cash flows, non-cash transactions and assets acquired in business acquisitions (note 3), recorded as acquisition of long-term investment on statement of cash flow of $26,259.*

Three Months Ended March 31, 2009		Gas	Power Segment	Corporate Segment	Intersegment Elimination	Total
Revenue	$	317,747	$ 49,294	$ 571	$ (13,690)	$ 353,922
Unrealized gain on risk management		-	-	635	-	635
Cost of sales		(233,691)	(21,755)	-	13,036	(242,410)
Operating and administrative		(40,691)	(1,466)	(8,495)	654	(49,998)
Amortization		(14,933)	(1,991)	(626)	-	(17,550)
Foreign exchange gain		-	-	151	-	151
Interest expense		-	-	(5,704)	-	(5,704)
Income (loss) before income taxes	$	28,432	$ 24,082	$ (13,468)	-	$ 39,046
Net additions to:						
Capital assets[1]	$	12,651	$ 11,946	$ 1,166	-	$ 25,763
Energy services arrangements, contracts and relationships	$	-	-	-	-	$ -
Long-term investment and other assets[2]		-	$ 9,659	$ 594	-	$ 10,253
Goodwill	$	143,840	-	-	-	$ 143,840
Segmented assets	$	1,669,806	$ 289,859	$ 197,415	-	$ 2,157,080

[1] *Difference in timing of cash flows, non-cash transactions and assets acquired in business acquisitions (note 3), recorded as acquisition of long-term investment on statement of cash flow of $8,599.*

[2] *Difference in timing of cash flows, non-cash transactions and assets acquired in business acquisitions (note 3), recorded as acquisition of long-term investment on statement of cash flow of $253.*

Supplementary Quarterly Financial Information

(unaudited)

($ millions unless otherwise indicated)	**Q1-10**	Q4-09	Q3-09	Q2-09	Q1-09
FINANCIAL HIGHLIGHTS[1]					
Net Revenue[2]					
Gas	**99.0**	93.6	81.4	81.1	84.1
Power	**23.5**	26.5	24.8	23.4	27.5
Corporate	**5.5**	(3.5)	9.5	11.3	1.2
Intersegment Elimination	**(0.8)**	(1.2)	(1.0)	(1.5)	(0.7)
	127.2	115.4	114.7	114.3	112.1
EBITDA[2]					
Gas	**51.0**	49.6	40.8	39.9	43.4
Power	**20.8**	24.9	23.4	21.9	26.0
Corporate	**(6.3)**	(15.7)	(0.6)	1.8	(7.1)
	65.5	58.8	63.6	63.6	62.3
Operating Income (Loss)[2]					
Gas	**32.6**	32.0	25.3	24.6	28.4
Power	**16.9**	22.9	21.4	19.6	24.1
Corporate	**(6.8)**	(16.1)	(1.3)	1.3	(8.0)
	42.7	38.8	45.4	45.5	44.5

(1) *Columns may not add due to rounding.*

(2) *Non-GAAP financial measure.*

Supplementary Quarterly Operating Information

(unaudited)

	Q1-10	Q4-09	Q3-09	Q2-09	Q1-09
OPERATING HIGHLIGHTS					
GAS					
E&T					
Extraction inlet gas processed (Mmcf/d)(1)	**787**	844	839	798	882
Extraction volumes (Bbls/d)(1)	**38,429**	39,812	38,222	39,334	42,898
Frac spread - realized ($/Bbl)(1)(4)	**30.42**	25.96	20.55	22.05	25.29
Frac spread - average spot price ($/Bbl)(1)(4)	**35.38**	26.87	19.74	16.34	15.20
Transmission volumes (Mmcf/d)(1)(3)	**310**	320	332	345	348
FG&P					
Processing Capacity (gross Mmcf/d)(2)	**1,172**	1,172	1,172	1,172	1,172
Processing Throughput (gross Mmcf/d)(1)	**432**	423	433	475	480
Capacity utilization (%)(1)	**37**	39	37	41	41
NGD					
Natural gas deliveries - end-use (PJ)(5)(6)	**7.20**	6.62	-	-	-
Natural gas deliveries - transportation (PJ) (5)(6)	**1.30**	0.55	-	-	-
Service sites at period-end (7)	**73,198**	72,717	-	-	-
Degree day variance (%) - AUI(8)	**(10.3)**	9.9	-	-	-
Degree day variance (%) - Heritage Gas (9)	**(10.5)**	-	-	-	-
Energy Services					
Energy management service contracts(2)	**416**	412	425	424	429
Average volumes transacted (GJ/d)(1)	**405,048**	377,580	329,192	287,315	374,113
POWER					
Volume of power sold (GWh)(1)	**685**	707	683	672	664
Average price realized on sale of power ($/MWh)(1)	**62.16**	67.54	70.22	63.84	74.33
Alberta Power Pool average spot price ($/MWh)(1)	**40.88**	46.32	49.75	32.31	63.01

(1) *Average for the period.*

(2) *As at period end.*

(3) *Excludes natural gas liquids pipeline volumes.*

(4) *AltaGas reports an indicative frac spread or NGL margin, expressed in dollars per barrel of NGL, which is derived from Edmonton postings for propane, butane and condensate and the daily AECO natural gas price.*

(5) *Petajoule (PJ) is one million gigajoules (GJ).*

(6) *Deliveries reflect AltaGas' 100 percent share in AUGI and Heritage Gas as at October 8 and November 18, 2009 respectively.*

(7) *Service sites reflect all the service sites of AUI, Heritage Gas and Inuvik Gas.*

(8) *Degree days relate to AUI's service area. A degree day is the cumulative extent to which the daily mean temperature falls below 15 degrees Celsius. Normal degree days are based on a 20-year rolling average. Positive variances from normal lead to increased delivery volumes from normal expectations.*

(9) *Degree days relate to Heritage Gas' service area. A degree day is the cumulative extent to which the daily mean temperature falls below 18 degrees Celsius. Normal degree days are based on a 20-year rolling average. Positive variances from normal lead to increased delivery volumes from normal expectations.*

Other Information

DEFINITIONS

Bbls/d	barrels per day
Bcf	billion cubic feet
GJ	gigajoule
GWh	gigawatt-hour
Mcf	thousand cubic feet
Mmcf/d	million cubic feet per day
MW	megawatt
MWh	megawatt-hour
PJ	petajoule

ABOUT ALTAGAS

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure organizations. The Trust creates value by growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media
Adrianne Lovric
(403) 691-9873
adrianne.lovric@altagas.ca

Investment Community
Greg Aarssen
(403) 691-7141
greg.aarssen@altagas.ca

website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

Form 52-109F1 - Certification of Interim Filings

Full Certificate

I, David W. Cornhill, Chairman and Chief Executive Officer, certify that:

1. I have reviewed the Interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***AltaGas Income Trust*** (the issuer) for the period ending ***March 31, 2010***.

2. Based on my knowledge, the Interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the Interim filings.

3. Based on my knowledge, having exercised reasonable diligence, the Interim financial statements together with the other financial information included in the Interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the Interim filings.

4. The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5. Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the financial year end:

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the Interim filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its Interim filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is based on the principles of the Committee of Sponsoring Organizations (COSO).

5.2 N/A

5.3 N/A

6. The issuer's other certifying officer(s) and I have:

   (a) evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's DC&P at the financial year end and the issuer has disclosed in its Interim MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

   (b) evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's ICFR at the financial year end and the issuer has disclosed in its Interim MD&A:

      (i) our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

      (ii) N/A

7. The issuer has disclosed in its Interim MD&A any change in the issuer's ICFR that occurred during the period beginning on January 1, 2010 and ended on March 31, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

8. The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer's auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer's ICFR.

Date: April 29, 2010

"Signed"

David W. Cornhill,
Chairman and Chief Executive Officer

Form 52-109F1 - Certification of Interim Filings

Full Certificate

I, Deborah S. Stein, Vice President Finance and Chief Financial Officer, certify that:

1. I have reviewed the Interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***AltaGas Income Trust*** (the issuer) for the period ending ***March 31, 2010***.

2. Based on my knowledge, the Interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the Interim filings.

3. Based on my knowledge, having exercised reasonable diligence, the Interim financial statements together with the other financial information included in the Interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the Interim filings.

4. The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5. Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the financial year end:

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the Interim filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its Interim filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is based on the principles of the Committee of Sponsoring Organizations (COSO).

5.2 N/A

5.3 N/A

6. The issuer's other certifying officer(s) and I have:

   (a) evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's DC&P at the financial year end and the issuer has disclosed in its Interim MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

   (b) evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's ICFR at the financial year end and the issuer has disclosed in its Interim MD&A:

      (i) our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

      (ii) N/A

7. The issuer has disclosed in its Interim MD&A any change in the issuer's ICFR that occurred during the period beginning on January 1, 2010 and ended on March 31, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

8. The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer's auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer's ICFR.

Date: April 29, 2010

"Signed"

Deborah S. Stein
Vice President Finance and
Chief Financial Officer



NEWS RELEASE

ALTAGAS REPORTS FIRST QUARTER RESULTS AND ANNOUNCES PLANS FOR CORPORATE CONVERSION

Calgary, Alberta (April 29, 2010) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today reported net income for the three months ended March 31, 2010 of $36.4 million ($0.45 per unit - basic), compared to $37.5 million ($0.50 per unit - basic) for the same period of 2009. Excluding the effect of unrealized gain on risk management contracts, first quarter 2010 net income was $32.4 million compared to $37.0 million for the same period in 2009.

"The operating segments reported operating income of $49.5 million compared to $52.5 million for the same period last year," said David Cornhill, Chairman and CEO of AltaGas. "Although power prices in Alberta were the lowest we have seen in many years and we are just now starting to see renewed producer activity in the basin, our overall results reflect the benefits of the Trust's diversified portfolio of assets and disciplined risk management. Our field gathering and processing business reported its third quarter of improved results and we are seeing increased volumes generally across all our gas businesses this year."

AltaGas declared a distribution of $0.18 per trust unit and exchangeable unit payable on June 15, 2010 to securityholders of record on May 25, 2010. The ex-distribution date is May 21, 2010. The Trust declared total cash distributions of $0.54 per unit in first quarter 2010.

Board Proposes Reorganization to a Corporate Structure

AltaGas is pleased to announce its proposed reorganization into a corporate structure, subject to securityholder, court and regulatory approval. The Board expects to declare an annual dividend of $1.32 per share to be paid on a monthly basis with the final determination to be made subsequent to securityholder approval. This dividend level will provide a significant increase in internally generated funds, as well as provide investors with a stable, sustainable dividend over the long term. Should the Plan of Arrangement be approved at the Annual and Special Meeting of Securityholders on June 3, 2010, AltaGas expects that the Board would declare the first monthly dividend on the effective date of the reorganization for securityholders of record on or about July 25 to be paid mid-August.

"We are excited about our future as we continue to deliver on our commitment to create value in a financially disciplined manner," said Mr. Cornhill. "With $2 billion of projects in advanced stages of development, AltaGas is poised to enter a new phase in its history. The significant growth opportunities will be supported by a dividend policy which balances income and growth to provide long term, sustainable returns to AltaGas' investors. The reorganization into a corporate structure will enhance AltaGas' access to capital and provide a strong financial platform to support its growth strategy. AltaGas' business is being built for the long term."

The Reorganization Plan

AltaGas has scheduled an Annual and Special Meeting of the holders (Unitholders) of trust units (Trust Units) and the holders of exchangeable limited partnership units (Exchangeable Units) of AltaGas Holding Limited Partnership No.1 (Exchangeable Unitholders and together with the Unitholders, collectively, the Securityholders) at 3 p.m. MDT on June 3, 2010 at the Petroleum Club, 319 5 Ave SW, Calgary, Alberta (the Meeting) to consider, among other things, a proposed arrangement (the Arrangement) pursuant to the Canada Business Corporations Act involving AltaGas and a number of its subsidiaries and newly formed corporate entities pursuant to which AltaGas will be reorganized into a dividend paying corporation that will be named "AltaGas Ltd" (New AltaGas) The Arrangement is expected to be completed on or about July 1, 2010 and is subject to, among other things, the approval of at least two-thirds of the Securityholders, voting together as a single class, the approval of the Court of Queen's Bench of Alberta and certain regulatory approvals (including the approval of the Toronto Stock Exchange to the substitutional listing of the New AltaGas common shares). Pursuant to the Arrangement, Securityholders will receive one common share of New AltaGas for each Trust Unit or Exchangeable Unit on a tax deferred basis.

All current members of the Board of Directors and senior management are expected to continue serving as directors and officers of the new corporation.

A management information circular and proxy statement outlining the details of the matters to be dealt with at the Meeting, including the Arrangement, is expected to be mailed to Securityholders in early May and will be available on SEDAR (www.sedar.com) and the AltaGas Website (www.altagas.ca).

If the effective date of the Arrangement is July 1, 2010, as currently anticipated, AltaGas expects that its final monthly distribution will be paid on July 1, 2010. To the extent the effective date of the Arrangement is delayed beyond July 1, 2010, regular monthly distributions will be paid in the usual manner until such effective date, at which time any outstanding distributions declared but not yet paid will be paid on the effective date to Unitholders of record on the applicable distribution record date.

Following the Arrangement, dividends will be paid monthly starting on or about August 15, 2010 subject to Board approval. The dividend is initially expected to be set at $0.11 per share on a monthly basis or $1.32 per share on an annual basis. This dividend level will provide a significant increase in internally generated funds, as well as provide investors with a stable, sustainable dividend over the long term. The Board of Directors will continue to conduct its annual review of the dividend amount and frequency after its review of the strategic plan and second quarter results as it has done in the past.

"We are excited about our future as we continue to deliver on our commitment to create shareholder value in a financially disciplined manner," said Mr. Cornhill.

Rationale and Benefits of the Arrangement

AltaGas' management and the Board of Directors have determined that enhanced Securityholder and asset value could be realized and delivered more effectively through a corporate structure than through the existing trust structure. Management and the Board of Directors believe that the proposed corporate structure will simplify the business structure of the Trust, thereby improving the company's access to capital.

Management and the Board of Directors believe the Arrangement provides a number of strategic benefits to AltaGas and its Securityholders including:

- a more simplified and efficient corporate structure which is easier for market participants to understand and value;
- greater flexibility to deliver long-term capital growth and a reliable cash yield;
- enhanced access to capital and removal of the restriction on non-resident ownership applicable to income trusts, resulting in greater access to capital markets and increased liquidity; and
- the reorganization into a corporate structure along with the growth projects and dividend policy provide a compelling value proposition for securityholders as stable earnings and cash flow are expected to grow.

GROWTH HIGHLIGHTS

The Trust continued to progress in realizing a planned $2 billion of organic growth in the next five years. In 2010, AltaGas expects to invest more than $56 million in the natural gas distribution business to grow its average mid-year rate base by roughly $47 million or more than 18 percent. Approval was received to construct a gas-fired co-generation facility at the Harmattan Complex and expansions are underway at the Pouce Coupe, Ante Creek and Acme gas processing facilities, which combined will add 34 Mmcf/d of capacity. Additionally, AltaGas is in the final stages of regulatory approval on its Harmattan Co-stream project, which is expected to increase extraction production by 25 percent. The acquisition of Landis Energy Corporation has now increased the Trust's ability to expand its storage business in key market areas.

Yesterday AltaGas announced the $28 million acquisition of a 28 Mmcf/d sour gas plant located in the Groundbirch area of northeast B.C. and targeting the Montney formation. This supports the Trust's continuing efforts to proceed with

opportunities to meet strong producer demand in northeast British Columbia and northwest Alberta by expanding existing facilities and building new infrastructure in the area.

Discussions are also continuing regarding the three northwest British Columbia run-of-river projects with the Government of British Columbia, BC Hydro, BC Transmission Corporation and First Nations. Underpinned by long-term contracts with solid counterparties, these renewable energy projects are expected to provide AltaGas with long-term stable cash flows and strong returns. The three power generation projects total 277 MW of capacity and are estimated to cost approximately $1 billion. Subject to final government approvals, these projects are expected to begin generating cash flow and earnings between 2014 and 2016.

FINANCIAL HIGHLIGHTS[1]:

- Earnings before interest, taxes, depreciation and amortization (EBITDA) were $65.5 million ($0.81 per unit) for first quarter 2010, compared to $62.3 million ($0.82 per unit) for the same quarter in 2009.
- Funds from operations were $51.3 million ($0.63 per unit) for first quarter 2010, compared to $57.0 million ($0.75 per unit) for the same period in 2009.
- Total net debt on March 31, 2010 was $1,043.0 million, compared to $1,014.7 million at December 31, 2009. The Trust's debt-to-total capitalization ratio as at March 31, 2010 was 50.0 percent, versus 49.2 percent at December 31, 2009 and 33.6 percent at March 31, 2009.

[1] *Includes Non GAAP financial measures. See previous public disclosures available at www.altagas.ca or www.sedar.com for definitions*

IN THE FIRST QUARTER:

- AltaGas acquired all of the outstanding common shares of Landis Energy Corporation for $0.80 per common share. Landis is a developer of underground natural gas storage facilities, focused on opportunities in Atlantic Canada. Landis adds good opportunities for AltaGas to grow its storage capacity, including the Alton natural gas storage facility, which is in the advanced development phase. The acquisition was valued at $25.6 million including estimated transaction costs and has been funded through AltaGas' existing credit facilities.
- AltaGas completed a $200 million issue of senior unsecured medium term notes. The notes carry a coupon rate of 5.49 percent and mature on March 27, 2017.

CONFERENCE CALL AND WEBCAST DETAILS:

AltaGas will hold a conference call today at 7:30 a.m. MT (9:30 a.m. ET) to discuss first quarter 2010 financial and operating results and other general issues and developments concerning the Trust.

Members of the media, investment community and other interested parties may dial (416) 695-6616 or call toll free at 1-800-952-4972. No pass code is required. Please note that the conference call will also be webcast. To listen, please connect here: http://events.digitalmedia.telus.com/altagas/042910/index.php.

Shortly after the conclusion of the call, a replay will be available by dialing (416) 695-5800 or 1-800-408-3053. The passcode is 1756544. The replay expires at midnight (ET) on May 6, 2010. The webcast will be archived for one year.

Management's Discussion and Analysis

FORWARD LOOKING INFORMATION

This Release contains forward-looking statements. When used in this Release the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this Release contains forward-looking statements with respect to, among others things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements are set forth under: "Reorganization to a Corporate Structure"; "Consolidated Outlook"; "Growth Capital"; "Gas Segment Outlook"; "Power Segment Outlook"; "Corporate Outlook" and "Corporate Reorganization".

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties including without limitation, changes in market competition, governmental or regulatory developments, changes in tax legislation, general economic conditions and other factors set out in the Trust's public disclosure documents.

Many factors could cause the Trust's or any of its business segment's actual results, performance or achievements to vary from those described in this Release, including without limitation those listed above as well as the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this Release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in this Release herein should not be unduly relied upon. These statements speak only as of the date of this Release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this Release are expressly qualified as cautionary statements.

Financial outlook information contained in this Release about prospective results of operations, financial position or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this Release should not be used for the purposes other than for which it is disclosed herein.

Additional information relating to AltaGas can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, including its annual MD&A and Consolidated Financial Statements, Annual Information Form, Information Circular, and Proxy Statement, material change reports and press releases issued by the Trust, are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

The material businesses of the Trust are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership, AltaGas Pipeline Partnership, Taylor NGL Limited Partnership (Taylor), AltaGas Utility Group Inc. (Utility Group), as well as AltaGas Energy Limited Partnership and ECNG Energy L.P. (collectively the operating subsidiaries). The cash flow of the Trust is solely dependent on the results of the operating subsidiaries and is predominantly derived from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held within the Trust structure.

AltaGas General Partner Inc., through its Board of Directors, the members of which are elected by the Trust at the direction of the unitholders, has been delegated by the trustee of the Trust to manage or supervise the business and affairs of the Trust. AltaGas Ltd. provides all management, administrative and operating services to the Trust and its subsidiaries.

CONSOLIDATED FINANCIAL RESULTS (unaudited) ($ millions)	Three Months Ended March 31 **2010**	 2009
Revenue	**360.5**	354.6
Unrealized gain on risk management	**5.3**	0.6
Net revenue[1]	**127.2**	112.1
EBITDA[1]	**65.5**	62.3
EBITDA before unrealized gain on risk management[1]	**60.4**	61.7
Operating income[1]	**42.7**	44.5
Operating income before unrealized gain on risk management[1]	**37.4**	43.9
Net income	**36.4**	37.5
Net income before tax-adjusted unrealized gain on risk management[1]	**32.4**	37.0
Net income before tax[1]	**31.0**	39.0
Total assets	**2,652.8**	2,157.1
Total long-term liabilities	**923.8**	824.3
Net additions to capital assets	**48.2**	25.8
Distributions declared[2]	**43.7**	41.3
Cash flows		
Cash from operations	**37.0**	30.7
Funds from operations[1]	**51.3**	57.0

($ per unit)	Three Months Ended March 31 **2010**	 2009
EBITDA[1]	**0.81**	0.82
EBITDA before unrealized gain on risk management[1]	**0.75**	0.82
Net income - basic	**0.45**	0.50
Net income - diluted	**0.45**	0.49
Net income before tax-adjusted unrealized gain on risk management[1]	**0.40**	0.49
Net income before tax[1]	**0.38**	0.52
Distributions declared[2]	**0.54**	0.54
Cash flows		
Cash from operations	**0.46**	0.41
Funds from operations[1]	**0.63**	0.75
Units outstanding - basic (millions)		
During the period[3]	**80.8**	75.6
End of period	**81.0**	78.7

(1) *Non-GAAP financial measure; see discussion in Non-GAAP Financial Measures section of this MD&A.*

(2) *Distributions declared of $0.18 per unit per month commenced in August 2008.*

(3) *Weighted-average.*

REORGANIZATION TO A CORPORATE STRUCTURE

AltaGas has scheduled an Annual and Special Meeting of the holders (Unitholders) of trust units (Trust Units) and the holders of exchangeable limited partnership units (Exchangeable Units) of AltaGas Holding Limited Partnership No.1 (Exchangeable Unitholders and together with the Unitholders, collectively, the Securityholders) at 3 p.m. MDT on June 3, 2010 at the Petroleum Club, 319 5 Ave SW, Calgary, Alberta (the Meeting) to consider, among other things, a proposed arrangement (the Arrangement) pursuant to the Canada Business Corporations Act involving AltaGas and a number of its subsidiaries and newly formed corporate entities pursuant to which AltaGas will be reorganized into a dividend paying corporation that will be named "AltaGas Ltd" (New AltaGas). The Arrangement is expected to be completed on or about July 1, 2010 and is subject to, among other things, the approval of at least two-thirds of the Securityholders, voting together as a single class, the approval of the Court of Queen's Bench of Alberta and certain regulatory approvals (including the approval of the Toronto Stock Exchange to the substitutional listing of the New AltaGas common shares). Pursuant to the Arrangement, Securityholders will receive one common share of New AltaGas for each Trust Unit or Exchangeable Unit on a tax deferred basis.

All current members of the Board of Directors and senior management are expected to continue serving as directors and officers of the new corporation.

A management information circular and proxy statement outlining the details of the matters to be dealt with at the Meeting, including the Arrangement, is expected to be mailed to Securityholders in early May and will be available on SEDAR (www.sedar.com) and the AltaGas Website (www.altagas.ca).

If the effective date of the Arrangement is July 1, 2010, as currently anticipated, AltaGas expects that its final monthly distribution will be paid on June 30, 2010. To the extent the effective date of the Arrangement is delayed beyond July 1, 2010, regular monthly distributions will be paid in the usual manner until such effective date, at which time any outstanding distributions declared but not yet paid will be paid on the effective date to Unitholders of record on the applicable distribution record date.

Following the Arrangement, the Board of Directors will approve the dividend policy subject to economic and financial conditions at that time. Dividends will be paid monthly starting on or about August 15, 2010 subject to Board approval. The dividend is expected to be set at $0.11 per share on a monthly basis or $1.32 per share on an annual basis. This dividend level will provide a significant increase in internally generated funds, as well as provide investors with a stable, sustainable dividend over the long term. The Board of Directors will continue to conduct its annual review of the frequency and amount of the dividend after its review of the annual strategic plan and second quarter results.

The Trust and the Board believe that there are many benefits to the arrangement. With approximately $2 billion in growth projects over the next five years, the reorganization into a corporate structure along with a dividend policy that increases free cash flow to grow the company is expected to create long term securityholder value. There are several near term growth projects such as expansions at three field gathering facilities, a cogeneration plant and co-streaming expansion at the Harmattan Complex, as well as the acquisition of a new plant in the Montney area. The Trust continues to further its plans to meet producers' needs in northeast British Columbia and northwest Alberta and grow the natural gas storage and distribution businesses.

The Trust's strategy is to reduce its carbon footprint while creating securityholder value. The Trust will have a full year of operations from the Bear Mountain Wind Park in 2010 and will continue to find ways to reduce emissions in the gas business. The Trust is moving forward on securing contracts to underpin its wind projects and run-of-river projects in northwest BC. The 277 MWs of run-of-river projects will provide long-term stable cash flows with a solid counterparty. The projects are estimated to cost approximately $1 billion and subject to final government approvals, these projects are expected to begin generating cash flow and earnings between 2014 and 2016.

The Trust's strategy is to grow the gas and power business to increase long-term earnings and cash flow to provide growing and stable returns for shareholders.

CONSOLIDATED FINANCIAL REVIEW

Net income for first quarter 2010 was $36.4 million compared to $37.5 million in the same period in 2009. Net income was $0.45 per basic unit for first quarter 2010 compared to $0.50 per basic unit for 2009.

During first quarter 2010, the Gas Segment performed well due the addition of the Natural Gas Distribution (NGD) assets in fourth quarter 2009, the Sarnia Storage asset which began contributing to operating income in second quarter 2009, the expiration of a legacy gas marketing contract and higher frac spreads. These increases were partially offset by the reduction in liabilities related to natural gas transactions as reported in first quarter 2009, lower processing volumes at some Field Gathering and Processing (FG&P) locations and lower NGLs extracted. The gas business benefited from the third consecutive quarter of increased contribution from the FG&P business based on improved processing volumes and well tie-ins. The increased producer activity in horizontal drilling has resulted in higher volumes at some of the field facilities. Lower extraction volumes were primarily driven by lower throughput at the Younger and Empress plants, offset by higher production yields and higher frac spreads.

The Power Segment reported lower results primarily due to declines in realized power prices and higher environmental costs. These decreases were partially offset by contributions from the Bear Mountain Wind Park which commenced commercial operations in fourth quarter 2009 and lower power purchase arrangement (PPA) costs.

The Corporate Segment reported higher unrealized gains on risk management contracts partially offset by lower investment income and higher compensation and administrative costs. The Trust reported higher interest expense in first quarter 2010 compared to first quarter 2009 primarily due to higher average debt balances. The Trust reported an income tax recovery in first quarter 2010 compared to an expense in first quarter 2009 due to lower income subject to tax and a current income tax recovery reported by the NGD business, partially offset by the tax effect of risk management contracts.

On a consolidated basis, net revenue for the quarter ended March 31, 2010 was $127.2 million compared to $112.1 million in same quarter 2009. In the Gas Segment, net revenue increased due to the addition of the NGD assets and Sarnia Storage, the expiration of a legacy gas marketing contract and higher frac spreads. These increases were partially offset by the reduction in liabilities reported in first quarter 2009, lower throughput in most FG&P areas and lower volumes exposed to frac spreads. In the Power Segment, net revenue decreased due to lower realized power prices in Alberta partially offset by the Bear Mountain Park and lower PPA costs. The Corporate Segment reported higher net revenue due to higher gains on risk management contracts, partially offset by lower investment income.

Operating and administrative expense for first quarter 2010 was $61.5 million, up from $50.0 million in same quarter 2009. The increase was due to incremental costs associated with the growth of the Trust including the addition of NGD assets, higher environmental costs and higher compensation expenses. These increases were partially offset by lower operating costs related to the FG&P and Extraction and Transmission (E&T) businesses due to lower volumes processed as well as cost control measures.

Amortization expense for first quarter 2010 was $23.0 million compared to $17.6 million in the same quarter last year. The increase was due to the growth in AltaGas' asset base from acquisitions and construction activities.

Interest expense in first quarter 2010 was $11.5 million compared to $5.7 million in first quarter 2009. The increase was due to higher average debt balances of $1,030.2 million compared to $568.6 million in for the same period in 2009. The average borrowing rate was 4.6 percent in first quarter 2010 compared to 4.7 percent in first quarter 2009.

Income tax recovery in first quarter 2010 was $5.4 million compared to income tax expense of $1.5 million in the same period 2009. The decrease in expense was a result of $5.1 million due to lower income subject to tax and a $2.0 million current tax recovery in the NGD business. These decreases were partially offset by $1.2 million due to the tax impact on gains reported on risk management contracts.

CONSOLIDATED OUTLOOK

The Trust announced plans to reorganize to a corporate structure on or about July 1, 2010. As a result of the Arrangement, the company will increase its capital cost allowance claims (CCA) for tax purposes. The increased CCA claims will result in higher deferred taxes reported in the second half of 2010. The new dividend policy expected to be adopted by the Board upon completion of the Arrangement will result in increased free cash flow to finance growth projects or reduce debt.

AltaGas' operations are well positioned to deliver another year of strong results in 2010, despite a challenging economic environment. The addition of new assets in the second half of 2009 as well as plant expansions and addition of new assets in 2010, higher frac spreads and growing throughput at processing facilities are expected to increase earnings and cash flow. These increases are expected to be impacted by weak power prices in Alberta, higher general and administrative costs, higher interest and higher deferred (non-cash) taxes.

The majority of the Trust's earnings are underpinned by long-term, fee-for-service, cost-of-service or minimum volume commitment contracts. To the extent that the Trust is exposed to NGL frac spreads and Alberta power prices, the Trust has mitigated the impact of NGL frac spread and power price volatility through its hedging activity. For 2010, approximately two thirds of volumes exposed to NGL frac spreads have been hedged at approximately $21/Bbl and approximately two thirds of Alberta power volumes have been hedged at approximately $72/MWh.

The Gas Segment is expected to deliver increased earnings and cash flow in the second half of 2010 from expansions and plant efficiencies and throughput at the Acme, Ante Creek and Pouce Couple facilities. The NGD business expects to increase its rate base by more than 18 percent. The gas business is also expected to benefit from higher frac spreads and higher volumes at the Younger facility as a result of increased producer activity in the area. In addition, the gas business expects to benefit from the expiry of a legacy gas marketing contract which expired October 31, 2009, and historically resulted in depressed operating income in the Energy Services business. The expiry is expected to increase income by $5.6 million in 2010. Offsetting these benefits, management expects that the ongoing low natural gas price will result in lower demand for AltaGas' energy services.

GROWTH CAPITAL

Based on projects currently under review, development or construction, AltaGas expects capital expenditures for 2010 to be approximately $250 million, 75 percent for gas and 25 percent for power. As at March 31, 2010, approximately $130 million of capital has been committed for 2010. Growth capital is funded through AltaGas' cash from operations, DRIP proceeds and credit facilities. The following section has been updated from previous disclosure for material changes to projects with an expected in-service date post 2010.

Alton Gas Storage Project

AltaGas has completed the acquisition of Landis Energy Corporation (Landis) which is a developer of underground natural gas storage facilities. The most advanced project under development is the Alton natural gas storage project, located near Truro, Nova Scotia which is expected to serve customers seeking to manage natural gas supply requirements in eastern Canada and the northeast United States. The timing of commercial operations and capital cost estimates are currently under review.

INVESTED CAPITAL

During first quarter 2010, AltaGas acquired capital assets, long-term investments and other assets for $43.1 million compared to $36.0 million in first quarter 2009.

Net Invested Capital - Investment Type

Three Months Ended March 31, 2010

($ millions)	Gas Segment	Power Segment	Corporate Segment	Total
Invested capital:				
Capital assets	**42.5**	**3.7**	**2.0**	**48.2**
Long-term investments and other assets	**-**	**(0.1)**	**(4.7)**	**(4.8)**
Net invested capital	**42.5**	**3.6**	**(2.7)**	**43.4**
Disposals:				
Long-term investments and other assets	**(0.3)**	**-**	**-**	**(0.3)**
Net invested capital	**42.2**	**3.6**	**(2.7)**	**43.1**

Net Invested Capital - Investment Type

Three Months Ended March 31, 2009

($ millions)	Gas Segment	Power Segment	Corporate Segment	Total
Invested capital:				
Capital assets	**12.7**	**11.9**	**1.2**	**25.8**
Long-term investments and other assets	**-**	**9.6**	**0.6**	**10.2**
Net invested capital	**12.7**	**21.5**	**1.8**	**36.0**

The Trust categorizes its invested capital into maintenance, growth and administration.

Growth capital of $39.7 million was expended in first quarter 2010 (first quarter 2009 - $33.5 million). In the Gas Segment, growth capital comprised $26.0 million for assets from the Landis acquisition, $9.0 million for FG&P projects, $5.6 million for NGD projects and $1.1 million for the Harmattan fractionation project. Within the Power Segment, growth capital projects included $1.8 million for renewable power development projects and $1.2 million related to the Harmattan Cogeneration project. The Corporate Segment growth capital of $(4.7) million was related to unrealized loss on mark-to-market for Magma Energy Corporation. Administrative and maintenance capital expenditures in first quarter 2010 were $2.0 million and $1.4 million, respectively (first quarter 2009 - $1.9 million and $0.6 million, respectively).

Invested Capital - Use

Three Months Ended March 31, 2010

($ millions)	Gas Segment	Power Segment	Corporate Segment	Total
Invested capital:				
Maintenance	**0.8**	**0.6**	**-**	**1.4**
Growth	**41.7**	**3.0**	**(4.7)**	**40.0**
Administrative	**-**	**-**	**2.0**	**2.0**
Invested capital	**42.5**	**3.6**	**(2.7)**	**43.4**

Invested Capital - Use

Three Months Ended March 31, 2009

($ millions)	Gas Segment	Power Segment	Corporate Segment	Total
Invested capital:				
Maintenance	**0.6**	**-**	**-**	**0.6**
Growth	**12.0**	**21.5**	**-**	**33.5**
Administrative	**0.1**	**-**	**1.8**	**1.9**
Invested capital	**12.7**	**21.5**	**1.8**	**36.0**

Consolidated Balance Sheets

(unaudited)

($ thousands)	**March 31 2010**	December 31 2009
ASSETS		
Current assets		
Cash and cash equivalents	**$ 6,317**	$ 3,739
Short-term investment	**16,191**	19,436
Accounts receivable	**184,747**	203,673
Inventory	**1,106**	1,401
Restricted cash holdings from customers	**25,458**	27,228
Regulatory assets	**45**	2,567
Risk management	**79,398**	66,271
Prepaid expense and other current assets	**12,046**	7,505
	325,308	331,820
Capital assets	**1,884,970**	1,857,095
Energy arrangements, contracts and relationships	**126,458**	128,949
Goodwill	**201,764**	201,728
Regulatory assets	**62,642**	60,885
Risk management	**26,380**	18,132
Long-term investments and other assets	**25,295**	30,487
	$ 2,652,817	$ 2,629,096
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**$ 145,748**	$ 158,319
Distributions payable to unitholders	**14,589**	15,110
Short-term debt	**18,959**	14,626
Current portion of long-term debt	**416,574**	591,944
Customer deposits	**28,901**	30,678
Regulatory liabilities	**1,727**	1,403
Risk management	**51,734**	34,200
Other current liabilities	**9,617**	14,830
	687,849	861,110
Long-term debt	**607,425**	408,170
Asset retirement obligations	**42,424**	41,771
Future income taxes	**222,068**	228,596
Regulatory liabilities	**17,117**	16,610
Risk management	**24,911**	14,491
Future employee obligations	**9,865**	9,491
	1,611,659	1,580,239
Unitholders' equity	**1,041,158**	1,048,857
	$ 2,652,817	$ 2,629,096

See accompanying notes to the unaudited Consolidated Financial Statements.

Consolidated Statements of Income and Accumulated Earnings

(unaudited)

For the Three Months Ended *($ thousands except per unit amounts)*	**March 31 2010**	March 31 2009
REVENUE		
Operating	**$ 354,958**	$ 353,453
Unrealized gain on risk management	**5,282**	635
Other	**256**	469
	360,496	354,557
EXPENSES		
Cost of sales	**233,290**	242,410
Operating and administrative	**61,511**	49,999
Amortization:		
Capital assets	**20,476**	15,059
Energy arrangements, contracts and relationships	**2,491**	2,491
	317,768	309,959
Foreign exchange gain (loss)	**(248)**	152
Interest expense		
Short-term debt	**406**	193
Long-term debt	**11,095**	5,511
Income before income taxes	**30,979**	39,046
Income tax expense (recovery)		
Current income tax	**(1,217)**	87
Future income tax	**(4,200)**	1,424
Net income	**36,396**	37,535
Accumulated earnings, beginning of year	**814,869**	673,736
Accumulated earnings, end of year	**$ 851,265**	$ 711,271
Net income per unit		
Basic	**$ 0.45**	$ 0.50
Diluted	**$ 0.45**	$ 0.49
Weighted average number of units outstanding (thousands)		
Basic	**80,780**	75,602
Diluted	**81,110**	76,517

See accompanying notes to the unaudited Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Income

(unaudited)

For the Three Months Ended		**March 31**		March 31
($ thousands)		**2010**		2009
Net income	**$**	**36,396**	$	37,535
Other comprehensive income (loss), net of tax				
Unrealized net loss on available-for-sale financial assets		**(2,307)**		-
Unrealized net loss on derivatives designated as cash flow hedges		**(2,190)**		9,696
Reclassification to net income of net gain on derivatives designated as cash flow hedges pertaining to prior periods		**(6,273)**		(4,459)
		(10,770)		5,237
Comprehensive income	**$**	**25,626**	$	42,772
Accumulated other comprehensive income, beginning of period	**$**	**21,225**	$	31,569
Other comprehensive income (loss), net of tax		**(10,770)**		5,237
Accumulated other comprehensive income, end of period	**$**	**10,455**	$	36,806

See accompanying notes to the unaudited Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(unaudited)

For the three months ended *($ thousands)*		**March 31 2010**		March 31 2009
Cash from operations				
Net income	**$**	**36,396**	$	37,535
Items not involving cash:				
Amortization		**22,967**		17,550
Accretion of asset retirement obligations		**720**		766
Unit-based compensation		**(39)**		49
Future income tax expense (recovery)		**(4,200)**		1,424
Gain on sale of investments		**(1,396)**		-
Equity income		**-**		(606)
Unrealized gain on risk management		**(5,282)**		(635)
Unrealized loss on held-for-trading investments		**1,384**		-
Other		**1,127**		906
Non-operating investment income		**(345)**		-
Asset retirement obligations settled		**(66)**		(149)
Net change in non-cash working capital		**(14,224)**		(26,175)
		37,042		30,665
Investing activities				
Increase (decrease) in restricted cash holdings from customers		**1,770**		(3,923)
Capital expenditures		**(14,238)**		(34,362)
Investment in regulatory assets		**86**		-
Distributions from equity investments		**-**		218
Distributions from short-term investment		**345**		-
Disposition of short-term investments		**4,716**		-
Business acquisition		**(21,917)**		-
Acquisition of long-term investments and other assets		**-**		(10,000)
Disposition of long-term investments		**850**		-
		(28,388)		(48,067)
Financing activities				
Drawings (repayment) of short-term debt		**4,333**		(3,413)
Net repayment of revolving long-term debt		**(175,336)**		(38,584)
Issuance of long-term debt		**199,096**		-
Repayment of long-term debt		**(361)**		(337)
Distributions to unitholders		**(43,539)**		(40,034)
Net proceeds from issuance of units		**9,731**		105,475
		(6,076)		23,107
Change in cash and cash equivalents		**2,578**		5,705
Cash and cash equivalents, beginning of period		**3,739**		18,304
Cash and cash equivalents, end of period	**$**	**6,317**	$	24,009

See accompanying notes to the unaudited Consolidated Financial Statements.

Supplementary Quarterly Financial Information

(unaudited)

($ millions unless otherwise indicated)	**Q1-10**	Q4-09	Q3-09	Q2-09	Q1-09
FINANCIAL HIGHLIGHTS[1]					
Net Revenue[2]					
Gas	**99.0**	93.6	81.4	81.1	84.1
Power	**23.5**	26.5	24.8	23.4	27.5
Corporate	**5.5**	(3.5)	9.5	11.3	1.2
Intersegment Elimination	**(0.8)**	(1.2)	(1.0)	(1.5)	(0.7)
	127.2	115.4	114.7	114.3	112.1
EBITDA[2]					
Gas	**51.0**	49.6	40.8	39.9	43.4
Power	**20.8**	24.9	23.4	21.9	26.0
Corporate	**(6.3)**	(15.7)	(0.6)	1.8	(7.1)
	65.5	58.8	63.6	63.6	62.3
Operating Income (Loss)[2]					
Gas	**32.6**	32.0	25.3	24.6	28.4
Power	**16.9**	22.9	21.4	19.6	24.1
Corporate	**(6.8)**	(16.1)	(1.3)	1.3	(8.0)
	42.7	38.8	45.4	45.5	44.5

(1) *Columns may not add due to rounding.*

(2) *Non-GAAP financial measure.*

SEC File # 82-34911

Supplementary Quarterly Operating Information

(unaudited)

	Q1-10	Q4-09	Q3-09	Q2-09	Q1-09
OPERATING HIGHLIGHTS					
GAS					
E&T					
Extraction inlet gas processed (Mmcf/d)[1]	**787**	844	839	798	882
Extraction volumes (Bbls/d)[1]	**38,429**	39,812	38,222	39,334	42,898
Frac spread - realized ($/Bbl)[1][4]	**30.42**	25.96	20.55	22.05	25.29
Frac spread - average spot price ($/Bbl)[1][4]	**35.38**	26.87	19.74	16.34	15.20
Transmission volumes (Mmcf/d)[1][3]	**310**	320	332	345	348
FG&P					
Processing Capacity (gross Mmcf/d)[2]	**1,172**	1,172	1,172	1,172	1,172
Processing Throughput (gross Mmcf/d)[1]	**432**	423	433	475	480
Capacity utilization (%)[1]	**37**	39	37	41	41
NGD					
Natural gas deliveries - end-use (PJ)[5][6]	**7.20**	6.62	-	-	-
Natural gas deliveries - transportation (PJ) [5][6]	**1.30**	0.55	-	-	-
Service sites at period-end [7]	**73,198**	72,717	-	-	-
Degree day variance (%) - AUI[8]	**(10.3)**	9.9	-	-	-
Degree day variance (%) - Heritage Gas [9]	**(10.5)**	-	-	-	-
Energy Services					
Energy management service contracts[2]	**416**	412	425	424	429
Average volumes transacted (GJ/d)[1]	**405,048**	377,580	329,192	287,315	374,113
POWER					
Volume of power sold (GWh)[1]	**685**	707	683	672	664
Average price realized on sale of power ($/MWh)[1]	**62.16**	67.54	70.22	63.84	74.33
Alberta Power Pool average spot price ($/MWh)[1]	**40.88**	46.32	49.75	32.31	63.01

(1) *Average for the period.*

(2) *As at period end.*

(3) *Excludes natural gas liquids pipeline volumes.*

(4) *AltaGas reports an indicative frac spread or NGL margin, expressed in dollars per barrel of NGL, which is derived from Edmonton postings for propane, butane and condensate and the daily AECO natural gas price.*

(5) *Petajoule (PJ) is one million gigajoules (GJ).*

(6) *Deliveries reflect AltaGas' 100 percent share in AUGI and Heritage Gas as at October 8 and November 18, 2009 respectively.*

(7) *Service sites reflect all the service sites of AUI, Heritage Gas and Inuvik Gas.*

(8) *Degree days relate to AUI's service area. A degree day is the cumulative extent to which the daily mean temperature falls below 15 degrees Celsius. Normal degree days are based on a 20-year rolling average. Positive variances from normal lead to increased delivery volumes from normal expectations.*

(9) *Degree days relate to Heritage Gas' service area. A degree day is the cumulative extent to which the daily mean temperature falls below 18 degrees Celsius. Normal degree days are based on a 20-year rolling average. Positive variances from normal lead to increased delivery volumes from normal expectations.*

Other Information

DEFINITIONS

Bbls/d	barrels per day
Bcf	billion cubic feet
GJ	gigajoule
GWh	gigawatt-hour
Mcf	thousand cubic feet
Mmcf/d	million cubic feet per day
MW	megawatt
MWh	megawatt-hour
PJ	petajoule

ABOUT ALTAGAS

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure organizations. The Trust creates value by growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media
Adrianne Lovric
(403) 691-9873
adrianne.lovric@altagas.ca

Investment Community
Greg Aarssen
(403) 691-7141
greg.aarssen@altagas.ca

website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

AltaGas **NEWS RELEASE**

ALTAGAS TO ACQUIRE GAS PLANT IN MONTNEY AREA IN NORTHEAST BRITISH COLUMBIA

Calgary, Alberta (April 28, 2010) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that it has entered into an agreement to acquire the 28 Mmcf/d Groundbirch sour gas plant currently under construction in northeast British Columbia from Monterey Exploration Ltd. (Monterey) (TSX: MXL), subject to certain approvals and conditions precedent. Under the agreement, AltaGas will commit approximately $28 million to construct the gas plant and related infrastructure in return for 100 percent ownership of the gas plant and a dedicated take-or-pay processing obligation. The facilities will process production from a Montney gas development, and are expected to be fully commissioned in fourth quarter 2010.

"The addition of the Groundbirch gas plant will provide AltaGas with additional presence in one of the largest, low cost resource plays in the Western Canada Sedimentary Basin," said David Cornhill, Chairman and CEO of AltaGas. "We are extremely pleased to be working with Monterey, and are excited about the opportunity to build on this relationship and support Monterey's exciting growth."

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Adrianne Lovric
(403) 691-9873
adrianne.lovric@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca



NEWS RELEASE

ALTAGAS FIRST QUARTER 2010 RESULTS AND CONFERENCE CALL ADVISORY

Calgary, Alberta (April 21, 2010) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) will announce its first quarter financial results on Thursday, April 29, 2010 before markets open. A conference call and webcast to discuss the results will be held the same day.

Time:	7:30 a.m. MT (9:30 a.m. ET)
Dial-in:	416-695-6616 or toll free at 1-888-952-4972
Webcast:	http://events.digitalmedia.telus.com/altagas/042910/index.php

Shortly after the conclusion of the call, a replay will be available by dialling 416-695-5800 or 1-800-408-3053. The passcode is 1756544. The replay will expire at midnight (Eastern) on May 6, 2010. The webcast will be archived for one year.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Adrianne Lovric
(403) 691-9873
adrianne.lovric@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca



NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (April 12, 2010) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that a monthly distribution will be paid on May 17, 2010 to holders of record on April 26, 2010, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The ex-distribution date is April 22, 2010. The amount of the distribution will be $0.18 for each Trust Unit and each Exchangeable Unit.

AltaGas has a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan (the Plan) for eligible Unitholders of AltaGas Income Trust and AltaGas Holding Limited Partnership No. 1. The Premium component of the Plan is currently suspended. Information on the Plan is available on the AltaGas website at www.altagas.ca.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Adrianne Lovric
(403) 691-9873
adrianne.lovric@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

SEC File # 82-34911



530-8th Avenue SW, 6th floor
Calgary AB, T2P 3S8
www.computershare.com

Date: 01/04/2010

To: All Canadian Securities Regulatory Authorities

Subject: ALTAGAS INCOME TRUST

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	29/04/2010
Record Date for Voting (if applicable) :	29/04/2010
Beneficial Ownership Determination Date :	29/04/2010
Meeting Date :	03/06/2010
Meeting Location (if available) :	Calgary, AB

Voting Security Details:

Description	**CUSIP Number**	**ISIN**
TRUST UNITS	021360102	CA0213601028

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for ALTAGAS INCOME TRUST

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	04/01/2010 - 04/30/2010

Summary

Issued & Outstanding Opening Balance :	78,966,078	As at :	04/01/2010
	Effect on Issued & Outstanding Securities		
Employee Trust Unit Option Plan #1 (10%) April 27, 2006	500		
DRIP Plan #1 - Trust Units	180,151		
DRIP Plan #2 - Exchangeable LP Units	10		
Other Issuances and Cancellations	1,503		
Issued & Outstanding Closing Balance :	79,148,242		

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance: **3,775,875** As at : 04/01/2010

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
04/02/2010	N			250	
Filer's comment September 6, 2006 options cancelled due to employee departure					
04/05/2010	N			7,500	
Filer's comment June 23, 2008 options cancelled due to employee departure					
04/05/2010	N			3,000	
Filer's comment December 10, 2008 options cancelled due to employee departure					
04/09/2010	N			1,000	
Filer's comment February 1, 2008 options cancelled due to employee departure					
04/16/2010	N			3,750	
Filer's comment August 6, 2008 options cancelled due to employee departure					
04/16/2010	N			3,000	
Filer's comment December 10, 2008 options cancelled due to employee departure					
04/22/2010	N		500		
Filer's comment December 10, 2008 options exercised by employee at $14.24 per trust unit					
04/30/2010	N			500	
Filer's comment December 10, 2007 options cancelled due to employee departure					
04/30/2010	N			3,000	
Filer's comment December 10, 2008 options cancelled due to employee departure					
Totals		0	500	22,000	0

Stock Options Outstanding Closing Balance: **3,753,375** As at : 04/30/2010

DRIP Plan #1 - Trust Units

Opening Reserve		**3,796,711**	As at : 04/01/2010
Effective Date	**Securities Listed**	**Securities Issued**	
04/15/2010		180,151	
Totals	0	180,151	
Closing Reserve:		**3,616,560**	As at : 04/30/2010

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve		**704,046**	As at : 04/01/2010
Effective Date	**Securities Listed**	**Securities Issued**	
04/15/2010		10	
Totals	0	10	
Closing Reserve:		**704,036**	As at : 04/30/2010

Other Issuances and Cancellations

Effective Date	**Transaction Type**	**Number of Securities**
04/22/2010	Conversion (General)	1,503

Filer's comment

1,503 AltaGas Holdings Limited Partnership #1 units exchanged on a 1:1 basis for AIT Trust Units

Totals		1,503

Filed on behalf of the Issuer by:

Name: Tammy Belsham
Phone: 403-691-7575
Email: tammy.belsham@altagas.ca
Submission Date: 05/04/2010
Last Updated: 05/04/2010

SEC File # 82-34911



NEWS RELEASE

ALTAGAS INCOME TRUST CLOSES $200 MILLION MEDIUM-TERM NOTE OFFERING

Calgary, Alberta (March 29, 2010) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that it has completed its $200 million issue of senior unsecured medium term notes. The notes carry a coupon rate of 5.49 percent and mature on March 27, 2017.

The offering was made through a syndicate of investment dealers co-led by RBC Capital Markets and Scotia Capital Inc. under AltaGas' Short Form Base Shelf Prospectus dated June 5, 2009 and Prospectus Supplement dated June 22, 2009.

The unsecured medium-term notes are rated BBB by both Standard & Poor's Rating Services and DBRS Limited.

The net proceeds from the offering will be used to pay down existing bank indebtedness and for general corporate purposes.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media
Adrianne Lovric
(403) 691-9873
adrianne.lovric@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

What's in a name?

2009 AltaGas Annual Report



Bear Mountain Wind Park, Dawson Creek, British Columbia

More than you think... this is AltaGas



Our business lines are geographically diversified across Canada and include natural gas extraction and transmission, distribution and storage, energy services and power generation, as well as the natural gas gathering and processing AltaGas has historically been known for.

The 102-MW Bear Mountain Wind Park in northeast British Columbia is the most recent addition to AltaGas' power business. The $200 million wind park, commissioned on budget and ahead of schedule, is the first facility to deliver wind power into B.C.'s electricity grid.

Our wind development portfolio includes 1,500 MW of projects in various stages of development across western North America. They are located in markets with favourable regulatory regimes, high emission standards and strong consumer and government demand for clean power. We are meeting this demand with projects such as Bear Mountain Wind Park.



Current wind generation capacity	102 MW
Wind capacity under development	
Canada	500 MW
United States	1,000 MW

Refer to map on page 27 in the MD&A for more detail.



Forrest Kerr run-of-river project, British Columbia

this is AltaGas

Our existing power portfolio is being supplemented with clean sources of power, such as wind, run-of-river hydro, geothermal and gas-fired generation. We pursue projects that meet certain requirements: natural resources with access to transmission infrastructure and for construction and in jurisdictions with favourable regulatory and market conditions.

Today AltaGas has approximately 400 MW of run-of-river hydroelectric projects under development in British Columbia, as well as a 25 percent interest in an operational 7-MW facility. The Northwest projects, which include the 195-MW Forrest Kerr development, will bring clean, renewable energy to communities and industry in northwest B.C.

We invest in renewable energy because it's consistent with our strategy of holding long-term, high-quality assets with good returns. Our goal is to diversify our power portfolio by fuel source, geography and contract type. Renewable projects expand our business, ensuring its long-term sustainability while reducing our emissions intensity. Secured by long-term contracts, these projects will provide clean energy to consumers in return for stable cash flow.



Northwest projects	277 MW
Log Creek and Kookipi Creek	20 MW
Early-stage developments	100 MW

Refer to map on page 27 in the MD&A for more detail.



Joffre extraction facility, Alberta



this is AltaGas

Founded in 1994 with the vision of building the first major independent Canadian midstream company, AltaGas has evolved into a diversified operator and developer of gas and power infrastructure. Today our gas business gathers, processes, transports, distributes, stores and markets natural gas and natural gas liquids (NGLs), touching more than 2 Bcf/d of gas from coast to coast to coast in Canada.

In response to producer demand, we are pursuing opportunities to expand and build gathering and processing facilities in prolific plays in northeast B.C. and northwest Alberta, such as the Montney and Doig.

The planned Harmattan Co-stream project will optimize our existing Harmattan Complex by using spare capacity to process rich, sweet natural gas and extract the valuable ethane and NGLs.

The natural gas distribution business serves more than 72,000 customers in Alberta, Nova Scotia and the Northwest Territories. These utility assets offer significant organic growth potential. In Nova Scotia, consumer demand for natural gas heating is expected to grow, and organic growth will expand the rate base in Alberta.

AltaGas' Sarnia gas storage facility has been operational since June. Given our energy services expertise, long-term storage assets fit our strategy. We are pursuing additional storage opportunities, including a development in Michigan.

Extraction capacity	1.6 Bcf/d
NGL production capacity	86,000 Bbls/d
Processing capacity	1.2 Bcf/d
Transmission capacity	
Natural gas	554 Mmcf/d
Natural gas liquids (NGLs)	151,600 Bbls/d
Natural gas distribution business rate base	$254.8 million

Refer to map on page 21 in the MD&A for more detail.



New Grad Program, Calgary head office

this is AltaGas

We seek and train the best people, for they are the future of AltaGas. We provide opportunity, challenge and competitive compensation, creating a positive work environment that motivates people to build careers with our company.

AltaGas' New Grad Program offers recent graduates exposure to various aspects of AltaGas' business. Each New Grad is assigned a mentor at the senior management level to share ideas and knowledge related to career planning, the energy industry and AltaGas. This intensive and demanding work experience program helps prepare New Grads for more challenging roles with AltaGas in the future.

In 16 years AltaGas has grown from 20 employees and $3.5 million in assets to a workforce of more than 900 and an asset base of $2.6 billion. We remain committed to health, safety and the environment, our people and the community.

AltaGas consistently earns high scores on safety audits and supports initiatives that help make our employees and the communities in which they live safer. We generously contribute to community initiatives and also pursue long-term commitments that impact our partner organizations and the communities they support.

AltaGas Office Locations


Leduc
Calgary
Vancouver
Dartmouth
Burlington
Chatham

AltaGas has the financial discipline and flexibility to pursue growth opportunities, while continuing to deliver earnings growth and strong, stable returns to investors.



Net Income



$ millions
0
50
100
150
200
05 90.3
06 114.5
07 108.8
08 163.6
09 141.3

Funds from Operations



$ millions
0
60
120
180
240
05 129.0
06 161.7
07 162.9
08 216.8
09 202.3

Distributions Declared per Unit

$ per unit	
05	1.85
06	1.995
07	2.065
08	2.125
09	2.16

Axis: 0.00, 0.60, 1.20, 1.80, 2.40

Net Income per Basic Unit

$ per unit	
05	1.67
06	2.06
07	1.90
08	2.38
09	1.80

Axis: 0.00, 0.60, 1.20, 1.80, 2.40

Funds from Operations per Basic Unit



$ per unit
0
1.00
2.00
3.00
4.00
05 2.39
06 2.91
07 2.84
08 3.15
09 2.58

this is AltaGas

Financial Highlights

$ millions except as indicated

	2009	2008	2007	2006	2005
Revenue	1,268.3	1,816.8	1,428.4	1,362.6	1,502.3
Net revenue [1]	456.6	476.5	324.0	318.9	296.9
EBITDA [1]	248.4	256.4	173.7	173.1	155.5
Net income	141.3	163.6	108.8	114.5	90.3
Net income before tax [1]	142.5	162.0	114.7	113.4	89.0
Total assets	2,629.1	2,132.3	1,172.7	1,109.6	1,068.3
Total debt	1,014.7	582.0	220.7	265.5	269.0
Debt as a percent of total capitalization (%)	49.2	37.8	27.4	33.4	36.0
Funds from operations [1]	202.3	217.1	162.9	161.7	129.0
Distributions declared [2]	170.2	147.1	118.6	110.8	100.0

$ per basic unit

	2009	2008	2007	2006	2005
EBITDA [1]	3.16	3.73	3.03	3.12	2.88
Net income	1.80	2.38	1.90	2.06	1.67
Net income before tax [1]	1.81	2.35	2.00	2.04	1.65
Funds from operations [1]	2.58	3.15	2.84	2.91	2.39
Distributions declared per unit [2]	2.16	2.125	2.065	1.995	1.85

1. Non-GAAP financial measure. See discussion beginning on page 33 in the Management's Discussion and Analysis.
2. Distributions declared do not include special distributions in the form of AltaGas Utility Group Inc. shares. Declared additional distributions of $4.2 million ($0.076 per unit) in August 2007 and $29.3 million ($0.54 per unit) in November 2005.



Hamburg Complex, Alberta

and this is AltaGas

What's in a name? More than you think. Our name reflects where we've been, but our vision is far greater. Spend some time with us, and we'll show you our plans for the future.

While our strategy is still to focus on low-risk, high-quality assets that create, move and hold energy, we are finding those assets in new and exciting places—over $2 billion in projects in the next five years.

We are managing those assets to provide consistent, long-term growth with an eye to the future. Our best days are ahead of us as we successfully deliver the energy society needs in a sustainable way.

The Report





David W. Cornhill
Chairman and Chief Executive Officer

Letter to Investors

AltaGas focuses on investing in low-risk, high-quality assets that create, move and hold energy. Today we are finding these assets in new and exciting places: wind power in California, run-of-river hydroelectric power in northwest British Columbia, natural gas distribution in Nova Scotia and storage in Michigan.

I am proud of AltaGas' past and excited about its future.

AltaGas has come a long way in 16 years, while consistently delivering strong returns to investors. Founded in 1994 with the vision of building the first major independent Canadian midstream company, AltaGas has evolved into a diversified energy infrastructure operator and developer.

Strong Balance Sheet

- Investment-grade credit ratings
  - One of two Canadian companies to receive credit rating upgrades in 2009
  - S&P and DBRS both upgraded AltaGas to BBB stable
- 49.2 percent debt-to-capitalization, within target range of 45 to 50 percent

Strong Cash Flow

- EBITDA of $248 million
- Long-life, low-risk assets
- Strong contractual underpinning
- Hedged cash flows

Strong Liquidity

- Credit facilities totalling $816 million, with more than $260 million available at year-end
- Strong banking group
- Good access to capital markets
- Annual DRIP of $34 million

Today our business lines are geographically diversified across Canada and include natural gas extraction, transmission, distribution and storage, energy services and power generation, as well as the gathering and processing AltaGas has historically been known for.

Today, every aspect of our business is strategically positioned for growth. Looking to the future, I see many exciting opportunities. Our best days are ahead of us as we successfully deliver the energy society needs in a sustainable way.

2009 Performance

AltaGas performed well in 2009, reporting net revenue, earnings and cash flow comparable to 2008's record year. It was a year of challenges and opportunities, and we faced them head-on. Both the gas and power businesses reported solid results as AltaGas managed its assets to ensure stable cash flow in a volatile and weak economy.

Although weak gas prices affected drilling activity in the Western Canada Sedimentary Basin (WCSB) and prompted some producers to shut-in gas wells, the gas business performed strongly. The completion of the Sarnia gas storage facility and the acquisition of the natural gas distribution business combined with the strong performance of our extraction and transmission assets resulted in higher earnings than 2008.

The power business reported solid results. Despite weakness in Alberta spot prices, the segment was protected by AltaGas' disciplined risk management policies.

AltaGas is committed to having a strong balance sheet and the financial flexibility necessary to support its operations and growth strategy. We made significant strides in 2009 to further bolster our balance sheet through financing initiatives, including debt and equity offerings. Our disciplined strategy was rewarded with credit rating upgrades to BBB stable from S&P and

2010–2015: $2 Billion in Growth Projects

- Harmattan Co-stream project
- Gas processing opportunities in northwest Alberta and northeast B.C.
- Natural gas distribution rate base growth and acquisition opportunities
- Gas storage facilities in Michigan
- Wind and run-of-river power projects

Return on Equity


%
0
6.0
12.0
18.0
05
18.4
06
22.7
07
19.8
08
19.6
09
13.6

DBRS. Today we have the financial flexibility to pursue projects that support our strategy of investing in long-life energy infrastructure assets.

Successful Execution of Our Growth Strategy

AltaGas added stable revenue-generating sources with the completion and commissioning of two major development projects and the addition of two accretive acquisitions. Bear Mountain Wind Park made history in October, when it became British Columbia's first operational wind park. It was commissioned ahead of schedule and on budget and marks the completion of AltaGas' first renewable energy development. The 102-MW wind park is backed by a 25-year fixed price contract with BC Hydro and will add significantly to earnings in 2010.

In June we completed the Sarnia gas storage facility, our first infrastructure asset in Ontario. This long-term asset is our first move into gas storage, but we are also pursuing additional development opportunities.

In late 2009 we welcomed back AltaGas Utility Group and acquired the remaining 75.1 percent of Heritage Gas Limited. The utility business fits our strategy as we move forward. These long-life assets underpinned by rate-regulated revenues strengthen our overall business profile and diversify cash flows.

The Future Is Bright

With $2 billion in organic growth projects currently under development, the best days lie ahead for AltaGas. We continually evaluate opportunities to grow our business, while remaining within our disciplined financial targets. Our focus is long-life, low-risk infrastructure that provides stable, long-term cash flows. Growth opportunities include expansions of existing AltaGas assets, new developments and business or project acquisitions. In the long run, growth will be split evenly between gas and power.

A diverse power portfolio—natural gas, wind, run-of-river hydroelectricity, geothermal—will provide stability for AltaGas in the long run. We invest in renewable energy because it's consistent with our strategy of holding long-term, high-quality assets with good returns. These projects will expand our power business and ensure its long-term sustainability while reducing our emissions intensity.

Following corporate conversion in the second half of 2010, AltaGas will continue to implement its strategy and provide investors with a balance between income and growth. Regardless of business structure, AltaGas remains committed to delivering strong returns to investors.

As a corporation, AltaGas expects to pay a dividend between $1.10 and $1.40 per share on an annual basis. This payout is expected to align AltaGas with its corporate peer group and enable it to pursue the strong investment opportunities available.

Our 900-person-strong workforce is dedicated to serving our customers and delivering good returns to our investors, and I would like to thank them for their outstanding achievements in 2009.

We had a successful year, and I am confident that we will continue to create value in 2010 and beyond.

On behalf of the Board of Directors,

David W. Cornhill
Chairman and Chief Executive Officer
March 2, 2010

Corporate Governance



David W. Cornhill
Chairman and Chief Executive Officer
Member of the EOHSC



Allan L. Edgeworth
Director
Independent director; Member of the AC and EOHSC



Myron F. Kanik
Lead Director
Independent director; Chair of the GC and Member of the HRCC



Hugh A. Fergusson
Director
Independent director; Member of the AC and EOHSC



Denis C. Fonteyne
Director
Independent director; Chair of the EOHSC and Member of the HRCC



Daryl H. Gilbert
Director
Independent director; Member of the AC and Chair of the HRCC



Robert B. Hodgins
Director
Independent director; Chair of the AC and Member of the GC



David F. Mackie
Director
Independent director; Member of the GC and HRCC



Neil McCrank
Director
Independent director; Member of the GC and EOHSC

The members of the Board of Directors of AltaGas General Partner Inc. are elected by the Trust at the direction of the unitholders to manage or supervise the management, business and affairs of the Trust. It is our responsibility to ensure that the interests of unitholders and other stakeholders are properly represented. To that end, the Board of Directors has assumed responsibility for stewardship of the Trust and has developed standards and procedures for its operations that meet a high standard of governance. We regularly review the activities of the Trust with a view to ensuring its business affairs are conducted appropriately, with the honesty, integrity, transparency and accountability that unitholders expect. We are committed to continuing to direct the activities of the Trust to those high standards.

The annual meeting provides AltaGas' executives with the opportunity to communicate the Trust's goals and strategy to unitholders. The meeting offers unitholders the chance to hear first-hand from management and to understand AltaGas' strategy for seeking to continually increase unitholder value and grow the Trust. The Board of Directors and AltaGas' management team encourage you to attend the annual meeting either in person in Calgary or through the live Webcast, which can be viewed at www.altagas.ca.

The annual meeting will be held at 3:00 p.m. MDT on Thursday, June 3, 2010 at The Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta.

On behalf of the Board of Directors,

Myron F. Kanik
Lead Director

AltaGas believes that good governance improves performance and benefits all unitholders and is therefore committed to a high standard of governance. The following is a summary of the Trust's Governance Practices. A more detailed description of the Trust's practices can be found in the Trust's Information Circular filed on the SEDAR system at www.sedar.com.

Statement of Governance Practices

Mandate of the Board

The Board of Directors of the General Partner exercises overall responsibility for the management and supervision of the affairs of the Trust. This includes the appointment of the Chief Executive Officer and other senior officers of AltaGas Ltd. and AltaGas General Partner Inc., approval of their compensation and monitoring of the Chief Executive Officer's performance.

The Board of Directors also reviews and approves the annual strategic plan. Key objectives, as well as quantifiable operational and financial targets and processes for the identification, monitoring and mitigation of principal business risks are incorporated into the annual strategy review.

The Board of Directors ensures that a process is established that adequately provides for succession planning, including the appointment, training and monitoring of senior management.

Board Composition

The Board currently comprises nine Directors, eight of whom are independent. David W. Cornhill, Chairman and Chief Executive Officer of AltaGas, is the only member of the Board of Directors who is also a member of management.

Board Committees

The Board has four standing committees: Governance (GC); Audit (AC); Environment, Occupational Health and Safety (EOHSC); and Human Resources and Compensation (HRCC). The GC, AC and HRCC are composed exclusively of non-management, independent Directors. The EOHSC includes a majority of independent, non-management Directors, as well as the Chairman and Chief Executive Officer of AltaGas. Each of the committees has a Board of Directors-approved mandate that prescribes its composition and responsibilities.

Governance Committee

The GC reviews Board performance and provides recommendations for improvement to the Board with respect to all aspects of governance. The GC identifies individuals qualified to become members of the Board of Directors and recommends them for election, as well as reviewing and recommending Director compensation and formally assessing the effectiveness of the committees and the Board on an annual basis. The GC is also responsible for the orientation and education of new members and continuing development of existing members.

Audit Committee

The AC consists of four independent and financially literate Directors who oversee the Trust's financial reporting process on behalf of the Board of Directors. The AC reviews and provides recommendations to the Board of Directors on the annual and interim financial statements, as well as examining the completeness and accuracy of the Trust's financial reporting and the adequacy of its risk management processes and internal controls for financial reporting and disclosure.

The AC approves the appointment, terms of engagement, provision of non-audit services and proposed fees of the independent auditor. At every meeting, the AC has the opportunity to meet with the external and internal auditors without management present.

The Chair of the AC is Robert B. Hodgins, previously Chief Financial Officer of Pengrowth Energy Trust, Treasurer of Canadian Pacific Limited and Chief Financial Officer of TransCanada Pipelines Limited. Mr. Hodgins has the strong financial background crucial to this role.

Environment, Occupational Health and Safety Committee

The Trust is committed to being a steward of the environment and to the health and safety of its employees.

The EOHSC is responsible for reviewing, reporting and making recommendations to the Board of Directors on the Trust's policies and procedures with respect to the environment and occupational health and safety.

Human Resources and Compensation Committee

The HRCC reviews, reports and provides recommendations to the Board of Directors on the compensation of the Chief Executive Officer, the appointment and compensation of senior corporate officers, succession plans, the compensation policy for all other employees and the approval of all grants of trust unit options.

AltaGas is committed to operating its businesses in an ethical manner. In 2006, AltaGas adopted a Code of Business Ethics, a copy of which can be viewed on our Website.

Management's Discussion and Analysis

The Management's Discussion and Analysis (MD&A) of operations and Consolidated Financial Statements presented herein are provided to enable readers to assess the results of operations, liquidity and capital resources of AltaGas Income Trust (AltaGas or the Trust) as at and for the year ended December 31, 2009 compared to 2008. This MD&A dated March 2, 2010 should be read in conjunction with the accompanying Consolidated Financial Statements and notes thereto of the Trust for the year ended December 31, 2009.

This MD&A contains forward-looking statements. When used in this MD&A the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect" and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this MD&A contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements are set forth under: "Strategy"; "Gas – Description of Assets – Capitalizing on Opportunities"; "Gas Outlook"; "Power – Description of Assets – Capitalizing on Opportunities"; "Power Outlook"; "Global Capital Market Conditions"; "Growth Capital" and "Corporate Outlook".

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material facts and assumptions and are subject to certain risks and uncertainties, including without limitation changes in market competition, governmental or regulatory developments, changes in tax legislation, general economic conditions and other factors set out in the Trust's public disclosure documents.

Many factors could cause the Trust's or any of its segment's actual results, performance or achievements to vary from those described in this MD&A, including without limitation those listed above as well as the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in this MD&A herein should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this MD&A are expressly qualified as cautionary statements.

Financial outlook information contained in this MD&A about prospective results of operations, financial position or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

Additional information relating to AltaGas can be found on its Website at www.altagas.ca. The continuous disclosure materials of the Trust, including its annual MD&A and Consolidated Financial Statements, Annual Information Form, Information Circular, Proxy Statement, material change reports and press releases issued by the Trust, are also available through the Trust's Website or directly through the SEDAR system at www.sedar.com.

2009 Highlights

Completed two major capital projects: the 102-MW Bear Mountain Wind Park in northeast B.C. and the 5.3 Bcf Sarnia storage facility in Ontario (AltaGas owns 50 percent).

Acquired ownership in three natural gas distribution businesses serving more than 72,000 customers in Alberta, Nova Scotia and the Northwest Territories. These acquisitions enhanced fourth quarter results.

Weak gas prices combined with volatility in the capital markets impacted drilling activity in the Western Canada Sedimentary Basin, prompting some producers to shut in gas wells.

Completed several financing initiatives – $100 million equity issue, $250 million credit facility and $300 million in medium-term notes – and received credit rating upgrades from both S&P and DBRS.

ALTAGAS INCOME TRUST

The material businesses of the Trust are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership, AltaGas Pipeline Partnership, Taylor NGL Limited Partnership (Taylor), AltaGas Utility Group Inc. (Utility Group), as well as AltaGas Energy Limited Partnership and ECNG Energy L.P. (collectively, the operating subsidiaries). The cash flow of the Trust is solely dependent on the results of the operating subsidiaries and is predominantly derived from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held within the Trust structure.

AltaGas General Partner Inc., through its Board of Directors, the members of which are elected by the Trust at the direction of the unitholders, has been delegated by the trustee of the Trust to manage or supervise the business and affairs of the Trust. AltaGas Ltd. provides all management, administrative and operating services to the Trust and its subsidiaries.

VISION

AltaGas' vision is to be a leading North American energy infrastructure company with a focus in Canada and the northern and western United States. To achieve its vision, AltaGas capitalizes on its solid base business, operational expertise and financial strength and focuses on increasing the value and profitability of its existing assets and growing and diversifying its business. With more than $2 billion in organic growth projects under development over the next five years, AltaGas is well on its way to realizing its vision.

OVERVIEW OF THE BUSINESS

AltaGas is a natural gas and power infrastructure business with physical and economic links along the energy value chain. AltaGas' efficient, reliable and profitable assets, market knowledge and financial discipline have resulted in the creation of long-term value for its investors. AltaGas focuses on maximizing the profitability of its assets, providing services that are complementary to its existing business, and growing through the acquisition and development of additional energy infrastructure.

AltaGas' gas infrastructure touches more than 2 Bcf/d of natural gas and includes natural gas gathering and processing transmission, distribution and storage. The power infrastructure includes conventional power generation in Alberta and renewable power generation in British Columbia.

STRATEGY

AltaGas' strategy is to increase unitholder value through the delivery of sustainable and increasing earnings and cash flow from its existing assets, as well as from the growth of its business through acquisition and construction of new gas and power infrastructure with long economic lives. Investments are diversified revenue source, fuel source, contractual term, exposure to industry cycle and location. The Trust expects growth in its business to be evenly split between gas and power over the long term through investments in Canada and the northern and western United States. The Trust has a strong track record of employing its operational expertise, energy market knowledge and financial discipline and strength to deliver sustainable


$456.6
million
Net Revenue
$340.1
Gas
$102.2
Power
$18.6
Corporate
Before intersegment eliminations
$248.4
million
EBITDA
$173.7
Gas
$96.2
Power
Excluding Corporate Segment
$174.2
million
Operating Income
$110.3
Gas
$88.0
Power
Excluding Corporate Segment
$499.2
million
Invested Capital
$311.8
Gas
$159.9
Power
$27.5
Corporate

returns to its investors. The Trust positions its services along the energy value chain, linking energy production to energy users. The sound long-term supply and demand fundamentals for gas and power form the foundation for AltaGas' strategy.

As part of its growth strategy, AltaGas plans to acquire and construct both gas and power infrastructure assets. In executing this growth strategy for new construction projects, AltaGas employs project management processes and disciplines. Engineering design is performed by outside engineering firms selected on the basis of best fit for a given project. For large projects, construction management is also provided by outside experts with specific experience in the execution of similar projects. AltaGas project management processes coordinate the contracting and deployment of internal and external expertise to manage execution risk.

AltaGas identifies, evaluates and pursues growth opportunities that offer strong financial returns and earnings and cash flow accretion, as well as providing the appropriate balance between risk and return. AltaGas remains open to opportunities and may deploy capital in gas and power infrastructure not currently represented within its portfolio.

AltaGas differentiates itself from its peers and competitors by linking its operating experience, gas and power market knowledge and business and financial expertise and by capitalizing on the natural hedges within its business and its strong risk management expertise.

ALTAGAS 2009 HIGHLIGHTS

- Connected the 102-MW Bear Mountain Wind Park to the B.C. power grid and met the conditions of Commercial Operation Date (COD) in order to receive the firm price under the 25-year energy purchase agreement (EPA) with BC Hydro. Owned and operated by AltaGas, the $200 million project was completed ahead of schedule and on budget and is B.C.'s first fully operational wind park;
- Acquired all the outstanding common shares of Utility Group not previously held by AltaGas for $204.5 million including assumed debt;
- Acquired the 75.1 percent it did not already own of the outstanding shareholder loans and common shares of Heritage Gas Limited (Heritage Gas) for $111.0 million;
- Completed the Sarnia Storage project on June 25, 2009; it was constructed on schedule and under budget;
- Completed two issues of senior unsecured medium-term notes. The $200 million April issue carries a coupon rate of 7.42 percent and matures on April 29, 2014. The $100 million June issue carries a coupon rate of 6.94 percent and matures on June 29, 2016;
- Entered into a Memorandum of Understanding (MOU) with NOVA Chemicals related to liquids extracted at the Trust's Harmattan Complex, as part of the Harmattan Co-stream Project. The MOU provides that the definitive agreements between AltaGas and NOVA Chemicals would be for an initial term of 20 years. AltaGas submitted its application for the project to the Alberta Energy Resources Conservation Board (ERCB) in April;
- Received an upgrade from both credit rating agencies. Dominion Bond Rating Services (DBRS) increased the Trust's credit rating from BBB(low) with a Positive trend to BBB with a Stable trend. Standard & Poor's (S&P) increased the Trust's rating from BBB- to BBB with a Stable outlook;
- Generated net income of $141.3 million ($1.80 per unit) compared to $163.6 million ($2.38 per unit) in 2008;
- Reported EBITDA[1] of $248.4 million ($3.16 per unit), down from $256.4 million ($3.73 per unit) in 2008;
- Generated cash from operations of $184.1 ($2.35 per unit) in 2009 compared to $205.2 million ($2.98 per unit) in 2008; and
- Generated funds from operations[1] of $202.3 million ($2.58 per unit) compared to $216.8 ($3.15 per unit) in 2008.

1 Includes financial measures not included under Canadian generally accepted accounting principles. Please see discussion in Non-GAAP Financial Measures.

Gas

DESCRIPTION OF ASSETS

AltaGas' gas infrastructure touches more than 2 Bcf/d of natural gas and includes natural gas gathering and processing, transmission, distribution and storage. Gas gathering systems move natural gas from producing wells to processing facilities where impurities and certain hydrocarbon components are removed. The gas is then compressed to meet downstream pipelines' operating specifications for transportation. Extraction and field fractionation facilities reprocess natural gas to extract and recover ethane and natural gas liquids (NGLs). AltaGas owns 1.6 Bcf/d of extraction processing capacity and 1.2 Bcf/d of raw gas processing capacity.

Transmission pipelines deliver natural gas and NGLs to distribution systems, end users or other downstream pipelines. With the 2009 acquisition of Utility Group and Heritage Gas, AltaGas owns and operates natural gas distribution (NGD) assets that deliver natural gas to end users. These regulated assets are located in Alberta, Nova Scotia and the Northwest Territories. AltaGas uses its market knowledge and expertise to create value. It provides energy consulting and supply management services to non-residential end users, buys and resells energy, provides gas transportation and storage, and markets gas for producers.

AltaGas' Gas Segment includes:

- Interests in six NGL extraction plants with net licensed inlet capacity of 1,594 Mmcf/d. Current throughput at these facilities is 841 Mmcf/d. The extraction assets provide stable fixed-fee or cost-of-service type revenues and margin-based revenues;
- Five natural gas transmission systems with combined transportation capacity of approximately 554 Mmcf/d and three NGL pipelines with combined capacity of 151,600 Bbls/d;
- More than 70 gathering and processing facilities in 30 operating areas in western Canada and a network of 6,500 km of gathering and sales lines that gather gas upstream of processing facilities and deliver natural gas into downstream pipeline systems that feed North American natural gas markets;


Gas
NORTHWEST TERRITORIES
Beaufort Sea
Tuktoyaktuk
IKHIL
Reindeer Depot
Inuvik
ONTARIO
MICHIGAN
Toronto
Detroit
NOVA SCOTIA
Pictou
Guysborough
Cumberland
Colchester
East Hants
Halifax
Halifax
BRITISH COLUMBIA
ALBERTA
SASKATCHEWAN
Edmonton
Calgary
Vancouver
Extraction Plant
Transmission Pipeline
Field Gathering & Processing Area
Gas Distribution Area
Storage Facility
Storage Facility under Development

- Ownership in three natural gas distribution businesses serving more than 72,000 customers, including 100 percent of both AltaGas Utilities Inc. (AUI) and Heritage Gas and 33.335 percent ownership of Inuvik Gas Ltd. (Inuvik Gas) and the Ikhil Joint Venture. The businesses were acquired in fourth quarter 2009 through the purchase of 80.2 percent of Utility Group not already owned by AltaGas and 75.1 percent of Heritage Gas not already owned by AltaGas; and
- 50 percent partnership interest in Sarnia Storage Pool Limited Partnership (Sarnia Storage), which owns 5.3 Bcf of gas storage capacity that became operational in second quarter 2009. Storage in the pool is marketed on a fee-for-service basis to credit-worthy third parties.

In addition to the segment's physical assets, AltaGas offers gas procurement, management and optimization services, which help enhance the asset base. Energy Services provides support for the infrastructure-based businesses by contracting supply and shrinkage gas for the extraction facilities, contracting and reselling capacity on the transmission pipelines and providing gas control services to balance gas flows. Energy Services also markets gas for Field Gathering and Processing (FG&P) customers, earning margins, managing credit exposure and providing additional value-added services to AltaGas' customers. In addition, it contracts and manages gas for AltaGas' gas-fired power-peaking plants. AltaGas also provides energy procurement services for large industrial and utility gas users and manages the third-party pipeline transportation requirements for many of its gas marketing customers.

Capitalizing on Opportunities

AltaGas pursues opportunities in this segment to enhance long-term unitholder value. The Trust's objectives are to:

- Increase throughput and utilization of existing facilities;
- Manage costs and improve reliability and efficiencies;
- Increase returns and mitigate volume risk by directly recovering operating costs from customers;
- Acquire and develop new gas infrastructure assets to meet customer demand;
- Enter into commercial arrangements that have long-term fixed-fee or cost-of-service components; and
- Enhance operational efficiencies and returns through consolidation of facilities, plant upgrades and integration with other business segments.

The Trust's Gas Segment provides safe and reliable gathering, processing, extraction, transportation, storage and distribution services to its customers. The strategic focus is on increasing profitability of the existing infrastructure, increasing market share and redeploying assets to capitalize on increased exploration and drilling activities in the Western Canada Sedimentary Basin (WCSB). AltaGas also focuses on increasing long-term, fixed-fee and cost-of-service contracts.

While the WCSB is considered to be a maturing basin, AltaGas remains confident that the long-term demand for natural gas, combined with improvements in exploration, drilling and completion technology, will support the long-term viability of the basin and a return to stronger gas prices. The emergence of unconventional gas plays in the WCSB, such as Montney and Horn River, as well as increased focus on horizontal multi-frac technology are expected to provide renewed life to the basin.

Growth opportunities in the Trust's Gas Segment are expected to arise from plant modifications to increase product recoveries or throughput at facilities and by increasing interests in existing plants, acquiring facilities and constructing new facilities in emerging markets or with growing demand.

The natural gas supply to all extraction plants depends on natural gas demand pull from residential, commercial and industrial usages inside and outside of Western Canada and gas liquids demand pull from the Alberta petrochemical, propane heating and Canadian oil and gas industries. AltaGas' Empress extraction plants rely on Alberta supply of natural gas for natural gas export to the NOVA Gas Transmission Ltd. (NGTL) eastern gate, while the Younger extraction plant is supplied from the robust natural gas producing region of northeast British Columbia. The Harmattan Complex is a significant service provider with a large capture area in west central Alberta. Many other facilities in the Harmattan area are currently underutilized, providing AltaGas with opportunities to consolidate and optimize asset utilization and increase profitability. The Harmattan Co-Stream Project is also expected to increase processing capability at the plant. Overall, the diverse nature of its extraction infrastructure should provide ongoing opportunities for AltaGas to increase throughput, utilization and profitability.

Due to the integrated nature of AltaGas' businesses, transmission services are often offered in combination with gathering and processing, natural gas marketing and extraction services. AltaGas works with customers to create transmission solutions in areas where pipeline capacity is required to meet producer and market demands.

AltaGas expects to see increased opportunities to acquire or build gathering and processing infrastructure from or on behalf of producers wishing to redeploy capital to exploration and production activities rather than dedicating to non-core activities such as processing. AltaGas also expects there to be opportunities to increase volumes by tying in new wells and building or purchasing adjoining facilities and systems to create larger franchise areas to capture operating synergies. Based on its existing infrastructure, the Trust expects to capitalize on growing natural gas production in northeast B.C. and northwest Alberta, as well as unconventional sources of gas, such as shale and coal bed methane. In addition, most of the gas compression and processing units are skid-mounted. AltaGas is able to relocate units quickly and cost-effectively to respond to the changing processing needs of its customers.

The acquisition of NGD assets in 2009 is an example of AltaGas' strategy at work. The low-risk, long-life energy infrastructure is underpinned by regulated returns and cost-of-service recovery that provide stable and predictable cash flows. The addition of Utility Group's investments, people and growth opportunities expands, diversifies and strengthens the Gas Segment. AltaGas plans to grow its existing NGD business through infill and expansion of services within current franchise areas and by developing systems in new market areas. Heritage Gas offers strong growth potential in its franchise areas, such as the 2010 planned expansion to Bedford within the Halifax Regional Municipality and through ongoing conversion of customers with existing access to natural gas. In addition, AltaGas is actively pursuing the prudent acquisition of other utility-type infrastructure and related businesses.

The Energy Services business provides gas control and gas supply contracting services to the Gas and Power segments, as well as gas storage. AltaGas pursues additional opportunities to enhance the value of its infrastructure through services ancillary to its infrastructure-based businesses. These include increasing margins earned in transmission, maintaining the cost-effective flow of gas through extraction plants and increasing services provided to producers. Energy Services also shares gas and electricity market knowledge across all AltaGas businesses and enhances the energy value chain to more effectively serve customers across Canada.

Gas Outlook

In 2010 the Gas Segment is expected to deliver stronger results compared to 2009. This increase is largely due to the addition of NGD assets in fourth quarter 2009. AltaGas expects to invest more than $56 million into property, plant and equipment to grow its average mid-year rate base by roughly $47 million or more than 18 percent in 2010. AltaGas also expects stronger results due to higher producer activity in the FG&P business along with expansions at AltaGas' existing Pouce Coupe, Ante Creek and Acme gas processing plants, a full year of Sarnia Storage and the expiration of a gas marketing contract. These increases will be partially offset by non-recurring items that provided uplift in 2009, such as the reduction of liabilities related to natural gas transactions and the decrease of Suffield revenue deferral.

In 2010, the Trust expects to invest $5.0 million in its Acme processing facility to increase capacity by 8 Mmcf/d. In addition, the Trust expects to invest approximately $11.0 million to increase capacity by 8 Mmcf/d at the Ante Creek facility. The Pouce Coupe expansion is expected to be completed in 2010, cost approximately $24.5 million and increase capacity at the facility by 18 Mmcf/d. All three projects are expected to be completed and contributing to operating income by third quarter 2010.

Based on management's analysis of historical NGL prices along with NGL published commodity prices and the current forward curve for 2010, management expects NGL frac spread prices averaging approximately $22/Bbl.

In 2010, the Trust estimates that 13 percent of extraction volumes will be exposed to frac spread. Approximately 50 percent of the exposure has been hedged at an average price of $21/Bbl.

Gas Segment Risk Management

AltaGas' gas infrastructure assets process and transport natural gas and NGLs produced in the WCSB. Utilization of these facilities is dependent on a number of factors, including natural gas supply and demand, the ability of natural gas producers to deliver natural gas to the various pipeline systems and processing facilities, the long-term price of natural gas, the level of demand for ethane and NGLs and the regulatory environment for market participants. The extraction business is influenced by natural gas composition and the difference between the value of the ethane, propane, butane and pentanes-plus as separate marketable commodities versus their value in a heat content basis within the natural gas stream.

In the energy management business, AltaGas competes with other consulting firms. In the gas services business, AltaGas' competitors range from single-person operations to large marketing and aggregation companies. The most significant risk in the Energy Services business is counterparty credit risk. The credit-intensive nature of this business requires balance sheet support to enable the execution of fixed-price natural gas purchase and sale agreements.

AltaGas manages its exposure to financial risk in the Gas Segment using the strategies outlined in the following table:

Strategies and Organizational Capability to Mitigate Risks	Indicators and Achievements
Long-term volume declines	
• Contract provisions underpin capital commitments. • Long-term contracts independent of throughput, such as take-or-pay, area of mutual interest, geographic franchise with economic out.	• In 2009, 30 percent of extraction ethane production sold under long-term cost-of-service contracts. • 99 percent of net revenue from transmission contracts are cost-of-service, take-or-pay or fixed fee. • New field gathering and processing facilities and expansions underpinned by take-or-pay contracts.
• Increase market share by expanding existing facilities or acquiring or constructing new facilities.	• Completed expansion of NGL fractionation facilities at Harmattan to increase capacity for processing of trucked-in NGL mix from additional locations. • Signed contract to expand Pouce Coupe and Ante Creek facilities to serve growing production in northeast B.C. and northwest Alberta. Currently these projects are under construction. • Completed the construction and first year of operation for the Sarnia Airport Storage Pool.
• Increase geographical and customer diversity to reduce exposure to individual customer or area of the WCSB. • Strategically locate facilities to provide secure access to gas supply.	• Approximately 260 customers, with no customer representing more than 7 percent of FG&P net revenue during 2009. • Top 10 FG&P customers represented 8 percent of consolidated net revenues in 2009. • 76 FG&P facilities in 30 operating areas in three provinces within the WCSB. • Interest in six of Canada's 10 NGL extraction facilities. • Sarnia Storage in Ontario provides opportunity to capitalize on eastern gas markets.
• Collaborate with other AltaGas businesses to increase volumes through the extraction facilities.	• Empress extraction facilities maintained high-capacity utilization through gas contracted by gas services business.
Increasing operating costs	
• Acquire large working interests to control and optimize operations and maximize efficiencies. • Contractual provisions provide for recovery of operating costs.	• 40 percent of FG&P's operating costs were recovered directly from customers in 2009 and 45 percent of Extraction and Transmission (E&T) operating costs were recovered through contract provisions in 2009. • Operate 73 of 76 FG&P facilities. • Operate all transmission assets. • Operate four of six extraction facilities. • Average FG&P working interest of 93 percent and average E&T working interest of 82 percent. • Maintenance management and field purchasing programs ensure tight cost controls and equipment reliability.
Commodity price fluctuation	
• Contracting terms, processing and transportation fees independent of commodity prices through fee-for-service, take-or-pay, fixed-fee or cost-of-service provisions. • Employ hedging practices to reduce exposure to frac spread volatility and lock in margins when the opportunity arises to increase profitability and reduce earnings volatility. • Commodity Risk Policy prohibits transactions for speculative purposes. • Have strong systems and processes for monitoring and reporting compliance with Commodity Risk Policy. • In-depth knowledge of transportation systems, natural gas and NGL markets.	• Less than 14 percent of total extraction production was exposed to frac spreads in 2009. • Most ethane production sold under long term, cost-of-service or fee-for-service. • 60 percent of NGL production under long-term, fixed-fee arrangements. • The transmission business is not directly affected by commodity price fluctuations. • Hedged 74 percent of volumes exposed to frac spread for 2009 and 47 percent for 2010. • NGL is reinjected or extraction operations are reduced or suspended when uneconomical to produce. • Majority of FG&P contracts are volumetric service-fee structures, based on a rate per Mcf of throughput reducing direct commodity price risk compared to a percentage of price arrangement. • All gas service transactions are back to back with locked-in margins. • In majority of energy management business, AltaGas acts as agent, taking no direct commodity price risk.

Strategies and Organizational Capability to Mitigate Risks	Indicators and Achievements
Counterparty risk	
• Strong credit policies. • Continual review of counterparty credit. • Establish credit thresholds using conservative credit metrics. • Closely monitor exposures and impact of price shocks on liquidity. • Build a diverse customer and supplier base. • Base business model in energy management on agency arrangements whereby counterparty credit risk for commodity is between the supplier and end user. • Active accounts receivable monitoring and collections processes in place. • Credit mitigates included in gas processing contracts.	• Over 260 FG&P customers, with no customer representing more than 7 percent of FG&P net revenue during 2009. • Majority of the exposures are to investment-grade counterparties. • In energy management business, customers are aggregated into groups with joint and several liability for payment of fees. • No Energy Services customer represented more than 8 percent of consolidated revenues during 2009. • In 2009 AltaGas added customers in key sectors nationwide. • AltaGas purchases natural gas from a wide array of investment-grade suppliers. • No additional allowance for doubtful accounts was required in 2009 for gas processing customers. • Liens placed on natural gas volumes owned by customers, but processed by AltaGas to collect accounts receivable in accordance with contractual terms, if necessary.
Construction risk	
• Appropriate internal management structure and processes. • Major Projects group manages and monitors significant construction projects. • Strong project control and management framework. • Engage specialists in designing and building major projects. • Contractual arrangements to recover cost overruns.	• Practised effective procurement policies and procedures and vendor selection, resulting in few overruns in 2009. • Fixed-price quotes for most major equipment components. • Redeploying equipment from underutilized plant. • Sarnia Storage completed on time and under budget.
Community support	
• Maintain active corporate and regulatory affairs department.	• Held several events to inform and educate the communities in which AltaGas is constructing and developing projects.
Regulatory risk	
• Regulatory and commercial personnel monitor and react to regulatory issues. • Proactive government relations group.	• AltaGas continued active participation in industry committees and regulatory forums in 2009.
Environment and safety risk	
• Strong safety and environmental management systems, which AltaGas continually strives to improve.	• Audits resulted in AltaGas maintaining its Certification of Recognition from Alberta Human Resources and Employment. • Performed annual third-party safety and environmental audits to ensure continued compliance and improvement. • Participated in industry programs, including the annual Safety Stand Down.
Rate-regulated environment	
• Skilled regulatory department retained. • Strong relationship with regulators maintained. • Use of expert consultants when needed.	• Alberta Utilities Commission (AUC) increased AUI's return on equity to 9 percent and its equity thickness by 200 basis points. • Nova Scotia Utility and Review Board (NSUARB) granted Heritage Gas' requested rate increases.

Power

DESCRIPTION OF ASSETS

The Power Segment includes conventional power generation in Alberta and renewable power generation in British Columbia.

Conventional Power

The conventional power business comprises 392 MW of total power generation capacity in Alberta. AltaGas owns 50 percent of the Sundance B power purchase arrangements (PPAs), giving it the rights to power output and ancillary services from 353 MW of coal-fired base-load generation until December 31, 2020. PPAs were established in 1999 under Alberta's program of power industry deregulation in order to separate ownership of the physical power generation assets from marketing of output.

In addition, AltaGas has 39 MW of gas-fired power-peaking capacity in southern Alberta. This 39 MW of gas-fired peaking capacity provides fuel diversity to AltaGas' conventional power business and partial backstopping to outages at Sundance. Due to their quick ramp-up capability, the peaking plants also provide revenue from the sale of energy and ancillary services.

Renewable Power

AltaGas' renewable power generation includes the 102-MW Bear Mountain Wind Park near Dawson Creek, British Columbia, and a 25 percent interest in a 7-MW run-of-river hydroelectric generation facility.

Bear Mountain Wind Park achieved commercial operations in October 2009. The wind park is backstopped by a 25-year electricity purchase agreement with BC Hydro. AltaGas retained the green attributes and renewable energy credits related to the project. In addition, Bear Mountain has qualified for the Federal Government of Canada's ecoEnergy renewable initiative (eRPI), which grants $10/MWh generated by the Bear Mountain Wind Park for 10 years beginning on October 31, 2009. AltaGas has entered into a long-term service agreement with Enercon GmbH to operate and maintain the wind turbines.

Capitalizing on Opportunities

AltaGas pursues opportunities in this segment to enhance long-term unitholder value. The Trust's objectives are to:

- Execute power hedge strategies as appropriate to increase earnings stability and growth from the Sundance B PPAs;
- Dispatch the gas-fired peaking capacity in real time to maximize revenue from both energy sales and ancillary services;
- Identify and execute opportunities to create value from the regulation of greenhouse gas emissions;
- Capitalize on internal synergies and integration efforts with other operating lines;
- Acquire and develop power infrastructure backstopped by long-term power sales arrangements or supported by strong power supply and demand fundamentals;
- Diversify power generation portfolio by geography and fuel source;
- Develop operating capability in other energy sources; and
- Capitalize on increasing demand for clean power by investing in renewable power projects across Canada and the northern and western U.S.

AltaGas' strategy is to expand its power infrastructure to ensure the long-term sustainability of this business and offset the expiration of the Sundance B PPAs on December 31, 2020. Growth is focused on clean and renewable sources of energy.

The demand for renewable and clean generating capacity continues to be strong across North America, as industry prepares to address climate change legislation and utilities are faced with renewable portfolio standards. The poor economic environment has resulted in reduced demand for power, and in Alberta specifically, average power demand has remained essentially unchanged since 2008, notwithstanding the fact that new peak demand records were set in December 2009. AltaGas expects power demand growth to follow suit with a broader economic recovery, which will subsequently lead to a recovery in power prices. Based on broker reports published February 11, 2010, forward prices in Alberta are unsustainably low, in the high $40s/MWh. AltaGas expects that any significant new generation project that is not already committed to will be deferred until forward prices recover. The Sundance B facility is among the lowest-cost producers of power in the province, uniquely positioning AltaGas to maintain profitable operations during difficult economic conditions. The power generated by the Bear Mountain Wind Park is sold to BC Hydro at a fixed price with 50 percent CPI escalators for 25 years and is therefore not exposed to fluctuations in the market value of power.

Opportunities to develop and own additional power generation are likely to arise due to the growing North American demand for cleaner energy sources, such as natural gas, hydroelectric and wind. The planned decommissioning of thermal plants in Ontario and, beginning in 2010, Alberta may prompt additional growth opportunities to develop new clean power generation

capacity. The 102-MW Bear Mountain Wind Park, which commenced commercial operations October 24, 2009, is an example of a clean energy project and of AltaGas' strategy in action.

AltaGas has approximately 1,900 MW of renewable power under development, including 1,500 MW of wind power developments and 400 MW of run-of-river hydroelectric developments. The wind projects are geographically dispersed in western North America, with 500 MW in Canada and 1,000 MW in the northern and western United States, while the run-of-river projects are focused in British Columbia.

Power Outlook

In 2010 almost two-thirds of the power delivered to the Alberta Power Pool from the Sundance Plant is hedged at a price of $72, slightly lower than the average hedge price in 2009. Current forward prices, as published in daily broker reports, are in the high $40's/MWh for the balance of 2010. This reflects a temporary oversupply situation in the Alberta Power market that management does not believe is sustainable over the long term. According to the Alberta Electric System Operator (AESO), if the demand for power and the rate of growth in Alberta continues as forecast, the addition of up to 3,800 MW of new generation may be required by 2016. A large coal unit in Alberta is expected to be retired during 2010, resulting in a reduction of supply that will not be fully replaced in the near term, and improved economic conditions are expected to bring increased power demand to the province. Offsetting weakness in the spot market will be the impact of a full-year contribution from Bear Mountain Wind Park, as well as the anticipated addition of the Harmattan Co-generation facility, currently expected to be on-line in the fourth quarter of 2010.

AltaGas is constructing a 13-MW gas-fired co-generation facility at its Harmattan Complex, which is expected to cost approximately $22 million. The co-generation facility will deliver power to the Alberta electrical grid and use steam to provide process heat to the Harmattan Complex. This is a highly efficient process of generating power and will reduce greenhouse gas emissions. It also adds further diversity to AltaGas' portfolio of generation assets and will provide another source of capacity to backstop the Sundance B PPAs. The facility is expected to be commissioned in fourth quarter 2010.

Risk Management

The main risks faced in the Power Segment are power prices, the cost of power, the volume of power generated, counterparty risk and regulatory risks related to the deregulation of power, market regulation and environmental legislation. Power results are generally driven by volumes of power generated, hedge prices, spot power prices and the cost of power and transmission.



Power
BRITISH COLUMBIA
ALBERTA
MANITOBA
Edmonton
Calgary
Vancouver
Winnipeg
Coal-Fired Power Generation
Gas-Fired Power Generation
Gas-Fired Power Generation under Development
Wind Power Generation
Wind Power Generation under Development
Hydro Power Generation
Hydro Power Generation under Development
Carson City
Sacramento
NEVADA
CALIFORNIA
Los Angeles
Bismarck
NORTH DAKOTA
Denver
COLORADO
Santa Fe
NEW MEXICO

Power prices are impacted by fluctuations in supply and demand as a consequence of weather, customer usage, economic activity and economic growth. The cost of power is driven by operating costs, changes in transmission rates and power available for sale, mainly due to outage and force majeure events. AltaGas mitigates these risks through the strategies outlined in the following table:

Strategies and Organizational Capability to Mitigate Risks	Indicators and Achievements
Power price volatility	
• Disciplined hedging strategy with hedge targets approved by the Board of Directors. • Monitor hedge transactions through Risk Management Committee. • In-depth Alberta power market knowledge and experience. • Hedge own electrical demand requirements. • Own and operate gas-fired peaking capacity to backstop PPAs and sell energy and ancillary services.	• Financial hedge contracts generally have terms ranging from one month to three years. • Average sales price received in 2009 was $69.37/MWh, compared to average monthly Alberta Power Pool price range of $31.53/MWh to $92.97/MWh. • Supplied approximately 14 MW for own use in 2009. • Supplied approximately 60 MW to Alberta power retail customers under one- to five-year contracts. • Peaking plants contributed $4.1 million to net revenue in 2009 through sales of ancillary services and energy.
Volume of power generation	
• PPAs include specified target availability levels. • Diversification of fuel sources and geography. • Hedging strategy to balance price and operating risk. • Reciprocal backstopping agreements with another generator to supply power at a fixed price during force majeure events.	• The operator of the Sundance B plant is obligated to provide AltaGas financial compensation for shortfalls below the specified target availability level, which was 86 percent of rated capacity in 2009. Payment is based on the difference between actual and target availability multiplied by the 30-day rolling average power price (RAPP). • 39 MW of gas-fired generation provided partial operational backstopping to the Sundance PPAs. • Wind and hydro power projects under development. • Bear Mountain Wind Park in commercial service. • Power delivered from a total of 67 independent generation sources.
Cost of power	
• Hedge power costs. • Avoid commodity price exposure on electricity energy sources.	• Cost of power from the coal-fired generation based on PPA indices not market price of coal. • Modest decrease in cost of power from Sundance PPAs in 2009.
Counterparty risk	
• Strong credit policies. • Continual review of counterparty credit. • Establish credit thresholds using conservative credit metrics. • Closely monitor exposures and impact of price shocks on liquidity.	• All relevant policies and processes were maintained in 2009. • All financial hedge counterparties are investment-grade. • No counterparty defaults in 2009. • Alberta retail credit risk has little impact on hedge portfolio on an individual basis. In the event of a default, AltaGas can sell the power on the spot market.
Construction risk	
• Major Projects group manages and monitors significant construction projects. • Strong project control and management framework.	• Completed Bear Mountain Wind Park ahead of schedule and on budget.
Community support	
• Active corporate and regulatory affairs departments.	• Held several events to inform and educate the communities in which AltaGas is constructing and developing projects.
Regulatory risk	
• Appropriate human resources deployed on regulatory issues. • Build risk mitigation into contracts where possible.	• AltaGas' Sundance B PPAs have provisions for financial relief in the event that policies and regulations render PPAs uneconomic. • AltaGas personnel participate in industry policy and oversight committees.

Strategies and Organizational Capability to Mitigate Risks	Indicators and Achievements
Environment and safety risk	
• Strong safety and environmental management systems, which AltaGas continually strives to improve. • Focus on mitigating the impact of the Alberta Specified Gas Emitters Regulation (SGER).	• Bear Mountain Wind Park generates emission credits. • Bantry and Parkland gas-fired peaking plants compress natural gas to drive the peaking plant starter motors. The compressed gas is then captured and cycled through the peaking plants rather than vented into the environment. • Potentially generate offsets and emissions performance credits from existing AltaGas operating facilities. • Possible offset of Alberta SGER costs through higher Alberta Power Pool prices.

CONSOLIDATED RESULTS

Years ended December 31 ($ millions)	2009	2008	2007
Revenue	1,268.3	1,816.8	1,428.4
Unrealized gain (loss) on risk management	3.7	11.0	1.1
Net revenue [1]	456.6	476.5	324.0
EBITDA [1]	248.4	256.4	173.7
EBITDA before unrealized gain (loss) on risk management [1]	244.7	245.4	172.6
Operating income [1]	174.2	188.0	126.6
Net income	141.3	163.6	108.8
Net income before tax-adjusted unrealized gain (loss) on risk management [1]	139.7	158.0	109.3
Total assets	2,629.1	2,132.3	1,172.7
Total long-term liabilities	719.1	851.6	313.5
Net additions of capital assets	486.5	808.0	21.8
Distributions declared [2,3]	170.2	147.1	118.6
Cash flows			
Cash from operations	184.1	205.2	183.3
Funds from operations [1]	202.3	216.8	162.9

($ per unit except as noted)			
EBITDA [1]	3.16	3.73	3.03
EBITDA before unrealized gain (loss) on risk management [1]	3.12	3.57	3.01
Net income	1.80	2.38	1.90
Net income per diluted unit	1.79	2.36	1.89
Net income before tax-adjusted unrealized gain (loss) on risk management [1]	1.78	2.30	1.90
Distributions declared [2,3]	2.160	2.125	2.065
Cash flows			
Cash from operations	2.34	2.98	3.19
Funds from operations [1]	2.58	3.15	2.84
Units outstanding (millions)			
Weighted average number of units outstanding for the year (basic)	78.5	68.8	57.4
Weighted average number of units outstanding for the year (diluted)	79.4	69.7	57.4
End of year	80.3	71.9	58.1

1 Non-GAAP financial measure. See discussion in the Non-GAAP Financial Measures section of this MD&A.

2 Distributions declared of $0.180 per unit per month commencing August 2008, $0.175 per unit per month from August 2007 to July 2008. From August 2006 to July 2007, distributions of $0.170 per unit per month were declared. From March 2006 to July 2006, distributions of $0.165 per unit per month were declared. From August 2005 to February 2006, distributions of $0.160 per unit per month were declared.

3 Excludes special distribution of AltaGas Utility Group Inc. shares in September 2007, providing an additional non-cash distribution of $0.076 per unit.

2009 CONSOLIDATED FINANCIAL REVIEW

Net income for 2009 was $141.3 million compared to $163.6 million in the same period in 2008, which included a one-time tax recovery of $13.8 million. Excluding this recovery, net income for 2008 was $149.8 million or $8.5 million higher than the current period. Net income was $1.80 per basic unit for 2009 compared to $2.38 per basic unit for 2008.

During 2009, the Gas Segment performed well due to a reduction of liabilities related to natural gas transactions, higher extraction volumes, the addition of NGD assets in fourth quarter 2009, no major extraction turnarounds and a one-time adjustment to transmission revenues previously deferred. These increases were partially offset by lower processing volumes at FG&P facilities as producers reduced drilling activities and shut-in production in response to weak gas prices and lower realized frac spreads. The Power Segment reported lower results primarily due to declines in realized power prices but benefited from lower transmission and environmental costs as well as contributions from Bear Mountain Wind Park, which commenced commercial operations in fourth quarter 2009. The Corporate Segment benefited from higher investment income offset by lower unrealized gains on risk management contracts compared to 2008. The Trust reported higher interest expense in 2009 compared to 2008 due to higher average debt balances and a higher average borrowing rate. Income tax expense was higher in 2009 due to a one-time tax recovery of $13.8 million in 2008, partially offset by the tax impact for financial instruments and lower income subject to tax.

On a consolidated basis, net revenue for 2009 was $456.6 million compared to $476.5 million in 2008. In the Gas Segment, net revenue increased due to the addition of the NGD assets in fourth quarter 2009, higher extraction volumes, adjustments to liabilities, previously deferred transmission revenues, contribution from Sarnia Storage and expanded transmission business. These increases were partially offset by lower throughput in most FG&P areas, lower frac spreads and lower operating cost recoveries. In the Power Segment, net revenue decreased due to lower spot power prices in Alberta, the gain on assets sold in 2008 and lower contribution from gas-fired peaking plants, partially offset by strong hedge prices and lower PPA and transmission costs. The Corporate Segment reported higher net revenue due to investment income, partially offset by lower unrealized gains on risk management contracts.

Operating and administrative expense for 2009 was $208.2 million, down from $221.5 million in 2008. The decrease was largely due to fewer turnarounds compared to prior year, when approximately $7.4 million of turnaround costs were recorded. The decrease is further explained by a $2.6 million charge for project development costs in 2008. Cost control measures have also resulted in a decline in administrative costs. These decreases were partially offset by incremental costs associated with the growth of the Trust, including the addition of NGD assets.

Amortization expense for 2009 was $74.1 million compared to $67.0 million last year. The increase was due to the growth in AltaGas' asset base from acquisitions and construction activities.

Interest expense in 2009 was $31.8 million compared to $27.4 million in 2008. The increase was due to higher average debt balances of $691.5 million compared to $581.0 million in 2008. The average borrowing rate was 5.6 percent in 2009 compared to 5.3 percent in 2008.

Income tax expense in 2009 was $1.2 million compared to a recovery of $1.6 million in 2008. The increase was largely due to a one-time $13.8 million recovery of future income taxes in third quarter 2008 as a result of legal entity ownership changes within the Trust structure, partially offset by the tax impact for financial instruments and lower income subject to tax.

2008 CONSOLIDATED FINANCIAL REVIEW

Financial results for 2008 reflect the strong operating performance of AltaGas' energy infrastructure assets. In 2008 the Trust increased its assets by approximately $600 million as a result of the Taylor acquisition. The Trust also completed approximately $50 million of growth and enhancement initiatives in late 2008 at the Harmattan Complex. Net income increased by 50 percent year-over-year. The Gas and Power Segments each reported year-over-year operating income increases of 75 percent and 25 percent, respectively. The Gas Segment reported strong results despite turnarounds at four extraction facilities in 2008, which resulted in lost revenues of $3.7 million, operating costs of $4.3 million and a major turnaround at one field processing facility, which resulted in $1.0 million in lower operating income. The Power Segment reported strong results due to higher power prices realized on both spot and hedged sales as well as higher contributions from the gas-fired peaking plants. The Trust recorded higher interest costs mainly due to the increased debt balances as a result of the Taylor acquisition and lower taxes primarily as a result of changes within the Trust's legal structure.

Net income in 2008 was $163.6 million ($2.38 per unit – basic) compared to $108.8 million ($1.90 per unit – basic) in 2007. Excluding a $13.8 million reduction in future tax liability related to changes in the Trust structure and a $5.6 million after-tax gain on risk management contracts, net income was $144.2 million ($2.10 per unit – basic). Excluding the Specified Investment Flow-Through (SIFT) tax of $5.4 million and a $6.1 million non-cash tax benefit due to the reduced federal tax rates recorded in 2007, net income in 2007 was $108.1 million ($1.88 per unit – basic).

Operating income across all segments increased by 50 percent to $188.0 million in 2008 compared to $126.6 million in 2007.

Operating income from the Gas Segment was $103.6 million in 2008 compared to $59.3 million in 2007. In the Power Segment, operating income was $117.9 million in 2008 compared to $94.6 million in 2007. In 2008 operating income from the Gas and Power Segments was 47 percent and 53 percent, respectively, of total business operating income compared to 39 percent and 61 percent, respectively, for 2007. The improved balance between the Gas and Power Segments reflects the impact of the Trust's strategy to have a more balanced portfolio of assets.

In the Gas Segment, operating income increased mainly due to the larger energy infrastructure asset base as a result of the Taylor acquisition, higher rates and other revenues in FG&P and higher frac spreads, partially offset by lower throughput due to declines, planned and unplanned downtime in certain FG&P areas and lower volumes processed at the extraction plants owned prior to January 2008. The Gas Segment reported strong results despite approximately $10 million impact of five extraction plant turnarounds, planned and unplanned downtime at some field processing facilities and a fire at the Harmattan Complex.

In the Power Segment, operating income increased due to higher average power prices, higher contributions from the peaking plants, a deferral account settlement from the AESO and a gain on the sale of one of the Trust's power development projects, partially offset by a more favourable RAPP in 2007, higher transmission costs and higher environmental compliance costs.

The operating loss in the Corporate Segment increased primarily due to higher costs to support the growth of the Trust, general cost escalations and lower investment income, partially offset by the unrealized gain reported on risk management contracts.

Consolidated net revenue for 2008 was $476.5 million compared to $324.0 million in 2007. In the Gas Segment, net revenue increased due to the addition of extraction, processing and transmission facilities, higher operating cost recoveries, higher rates and other revenues in FG&P and higher frac spreads. These increases were partially offset by lower throughput in certain FG&P areas, the sale of non-core assets in mid-2007, lower fixed-price gas and transport sales and lower volumes processed at the extraction plants owned prior to the acquisition of the Taylor extraction facilities. In the Power Segment, net revenue increased due to higher average price realized on the sale of power, higher contributions from the peaking plants, a deferral account settlement from the AESO and the gain on sale of a power development project, partially offset by a higher RAPP in 2007, higher transmission and environmental compliance costs.

Operating and administrative expense for 2008 was $221.5 million compared to $150.3 million in 2007. The increase was due to costs related to new facilities, turnaround costs and higher compensation and administrative costs.

Operating costs included approximately $8.0 million related to turnaround costs incurred during the year. Approximately 36 percent was recovered. Administrative costs included approximately $2.0 million in non-recurring technology costs.

Amortization expense for 2008 was $67.0 million compared to $47.1 million in 2007. The increase was primarily due to new and expanded facilities in the Gas Segment, partially offset by the disposition of non-core assets in the second quarter of 2007. Administrative costs include approximately $2.0 million in non-recurring technology costs.

Interest expense in 2008 was $27.4 million compared to $11.9 million in 2007. The increase was primarily due to higher average debt balances of $581.0 million in 2008 compared to $234.9 million in 2007. The average borrowing rate for 2008 was 5.3 percent, which was consistent with 2007.

Income tax recovery for 2008 was $1.6 million compared to income tax expense of $5.9 million in 2007. Income tax expense was lower as a result of certain tax planning initiatives undertaken by management in 2008. The income tax expense was lower by $11.8 million as a result of applying a lower tax rate to the future income tax liability that arose from changes in the legal entity structure of the Trust. This internal reorganization had the added benefit of reducing income tax expense by $13.3 million through use of higher intercompany interest offset by income taxes of $12.0 million due to higher operating income. The lower 2008 income tax expense was partially offset by $2.3 million in current taxes from the sale of a power project, $1.7 million due to higher mark-to-market gains on risk management contracts and $1.5 million due to an adjustment for the estimated tax asset basis of the Trust. For comparative purposes, the enactment of the SIFT tax during 2007 increased income tax expense by $5.3 million. Later in the same year, income tax expense was reduced by $5.4 million due to the federal income tax rate reductions.

GLOBAL CAPITAL MARKET CONDITIONS

Although uncertainty in global financial markets persisted in 2009, AltaGas' financial position and ability to generate cash from its operations in the short and long terms have remained strong.

Throughout 2009, the Trust demonstrated its ability to access capital markets. In February AltaGas completed an equity offering that generated gross proceeds of approximately $100 million, and in March the Trust secured a new $250 million credit facility with a syndicate of eight banks. AltaGas also completed two issuances of medium-term notes (MTN) in second quarter 2009 for total proceeds of $300 million.

The Trust's liquidity position remains sound, underpinned by highly predictable cash flow from operations, as well as revolving bank lines of $816.0 million, of which $262.2 million was available as at December 31, 2009 and strong participation in the distribution reinvestment plan (DRIP).

GROWTH CAPITAL

Based on projects currently under review, development or construction, AltaGas expects capital expenditures for 2010 to be approximately $225 million, 70 percent for gas and 30 percent for power. To date, approximately $80 million of capital has been committed for 2010. Growth capital is funded through AltaGas' cash from operations, DRIP proceeds and credit facilities. The following projects have an expected in-service date post-2010.

Harmattan Co-stream Project

On April 23, 2009, AltaGas submitted its application for the Harmattan Co-stream Project to the ERCB. The project, as currently designed, is expected to cost in the range of $100 to $120 million. The project will allow 250 Mmcf/d of rich, sweet natural gas sourced from the NGTL Western Alberta System to be processed using spare capacity at the Harmattan Complex to recover ethane and NGL. AltaGas expects a favourable decision from the ERCB in the near future and expects the project to commence operations in late 2011.

On July 6, 2009, AltaGas entered into a Memorandum of Understanding (MOU) with NOVA Chemicals Corporation (NOVA Chemicals). The MOU provides that the definitive agreements between AltaGas and NOVA Chemicals would be for an initial term of 20 years, AltaGas would deliver all liquids or co-stream gas products on a full cost-of-service basis to NOVA Chemicals and would provide that all capital expenditures and operating costs related to the proposed project be fully recovered through fees under normal operations. The MOU is subject to normal conditions precedent, including execution and delivery of mutually satisfactory definitive agreements between AltaGas and NOVA Chemicals, a favourable decision on the Harmattan Co-stream application currently under review by the ERCB and approval by the boards of directors of AltaGas and NOVA Chemicals.

Alton Gas Storage Project

AltaGas has made an offer to acquire Landis Energy Corporation, which is a developer of underground natural gas storage facilities. The most advanced project under development by Landis is the Alton natural gas storage project, located near Truro, Nova Scotia, which is expected to serve customers seeking to manage natural gas supply requirements in eastern Canada and the northeast United States.

Walker Ridge Project

AltaGas is developing the 70-MW Walker Ridge wind project in northern California. AltaGas has selected the turbines and a preliminary layout and has completed the preliminary engineering studies. The project is located near existing transmission lines and requires limited system upgrades to interconnect. It is located in Lake Colussa County, close to San Francisco load. This project is proceeding with the environment and land permitting process, and AltaGas is actively seeking bilateral agreements for sale of the power output.

Glenridge Project

AltaGas is developing the 100 MW Glenridge wind project in southeast Alberta. AltaGas has secured a 17,000 acre land package and has applied to the Federal Government of Canada for eRPI funding. AltaGas has completed its AESO transmission system impact study and expects to submit its AUC application and begin the facilities study in first quarter 2010. AltaGas is actively seeking a market for its prospective green credits. Once in service, the project will use these green credits to offset compliance costs associated with the Trust's Sundance B PPA.

Roughrider Project

AltaGas is developing the 90-MW Roughrider wind project in North Dakota. The project holds easements of approximately 27,000 acres on private land. AltaGas is currently in the Western Area Power Administration (WAPA) and Midwest ISO transmission queues and has determined there are limited transmission upgrades required to interconnect to the WAPA transmission system. AltaGas is seeking green credit and energy markets with local and out-of-state utilities.

AltaGas continues to advance its early-stage wind development projects by setting up meteorological towers to collect wind data, and initiating permit applications and transmission studies.

Hydroelectric

AltaGas is developing a portfolio of run-of-river hydroelectric projects in the province of British Columbia (B.C.), including three projects in northwest B.C.: Forrest Kerr, McLymont Creek and Volcano Creek (collectively, NW Projects). The NW projects have a combined generating capacity of approximately 277 MW and are currently the subject of discussions with the Government of B.C. These discussions include considerations relating to the announcement by the Government of B.C. to upgrade and extend the electricity transmission capabilities in B.C.'s northwest, specifically the Northwest Transmission Line (NTL). The NTL upgrade would extend the British Columbia Transmission Corporation's (BCTC) transmission grid to within 44 km of the NW Projects.

Log and Kookipi Creek Run-of-River Projects

AltaGas is advancing engineering studies, preparing comprehensive environmental submissions and engaging with First Nations to support the development of the Log and Kookipi Creek projects. Located in southern British Columbia, these two 10-MW capacity run-of-river projects have 40-year electricity sales agreements with BC Hydro. Subject to successful conclusion of permitting and other activities, construction of these two projects is expected to begin in 2011 with an in-service in 2013.

NON-GAAP FINANCIAL MEASURES

This MD&A contains references to certain financial measures that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to GAAP financial measures are shown below. All of the measures have been calculated to be consistent with previous disclosures. These measures provide additional information that management believes is meaningful regarding AltaGas' operational performance, liquidity and its capacity to fund distributions, capital expenditures and other investing activities. The specific rationale for, and incremental information associated with, each non-GAAP measure is discussed below.

References to net revenue, operating income, EBITDA, EBITDA before unrealized gain (loss) on risk management, net income before tax-adjusted unrealized gain (loss) on risk management, net income before tax and funds from operations throughout this document have the meanings as set out in this section.

Net Revenue

Years ended December 31 ($ millions)	2009	2008	2007
Net revenue	456.6	476.5	324.0
Add:			
Cost of sales	811.7	1,340.3	1,104.4
Revenue (GAAP financial measure)	1,268.3	1,816.8	1,428.4

Net revenue, which is revenue less the cost of commodities purchased for sale and shrinkage, is a better reflection of performance than revenue, since changes in the market price of natural gas and power affect both revenue and cost of sales.

Operating Income

Years ended December 31 ($ millions)	2009	2008	2007
Operating income	174.2	188.0	126.6
Add (deduct):	(31.8)	(27.4)	(11.9)
Interest			
Foreign exchange gain	–	1.4	–
Income taxes	(1.2)	1.6	(5.9)
Net income (GAAP financial measure)	141.3	163.6	108.8

Operating income is a measure of the Trust's profitability from its principal business activities prior to how these activities are financed or how the results are taxed. The measure is used by management to assess the operating performance of the business segments since it is a better indicator of operating performance than net income. Operating income is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue less operating and administrative expenses and amortization.

EBITDA

Years ended December 31 ($ millions)	2009	2008	2007
EBITDA	248.4	256.4	173.7
Add (deduct):			
Amortization and goodwill impairment	(74.1)	(67.0)	(47.1)
Interest	(31.8)	(27.4)	(11.9)
Income taxes	(1.2)	1.6	(5.9)
Net income (GAAP financial measure)	141.3	163.6	108.8

EBITDA is a measure of the Trust's operating profitability. EBITDA provides an indication of the results generated by the Trust's principal business activities prior to accounting for how these activities are financed, assets are amortized or how the results are taxed. EBITDA is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue less operating and administrative expenses.

EBITDA Before Unrealized Gains on Risk Management

Years ended December 31 ($ millions)	2009	2008	2007
EBITDA before unrealized gains on risk management	244.7	245.4	172.6
Add (deduct):			
Unrealized gains on risk management	3.7	11.0	1.1
Amortization and goodwill impairment	(74.1)	(67.0)	(47.1)
Interest	(31.8)	(27.4)	(11.9)
Income taxes	(1.2)	1.6	(5.9)
Net income (GAAP financial measure)	141.3	163.6	108.8

EBITDA before unrealized gain on risk management is a measure of the Trust's operating profitability without the impact of the change in fair value of risk management contracts. EBITDA before unrealized gain on risk management reports the results of the Trust's principal business activities on a realized basis and prior to how business activities are financed, assets are amortized or how the results are taxed. AltaGas does not speculate on commodity prices, but rather enters into financial instruments to manage risk, and therefore evaluates company performance excluding unrealized gain from risk management activities. EBITDA before gains or losses on risk management is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue adjusted for unrealized gain (loss) on risk management less operating and administrative expenses.

Net Income Before Tax-Adjusted Unrealized Gains on Risk Management

Years ended December 31 ($ millions)	2009	2008	2007
Net income before tax-adjusted unrealized gains on risk management	139.7	158.0	109.3
Add (deduct):			
Unrealized gains on risk management	3.7	11.0	1.1
Income tax expense on risk management	(2.1)	(5.4)	(1.6)
Net income (GAAP financial measure)	141.3	163.6	108.8

Net income before tax-adjusted unrealized gain on risk management is a better reflection of actual performance than net income, since changes related to risk management are based on unrealized estimates relating to commodity prices, interest rates and foreign exchange rates over time. AltaGas enters into financial instruments to manage risk, not as a principal business activity, and therefore evaluates performance prior to accounting for the unrealized gain from risk management activities. Net income before tax-adjusted unrealized gain on risk management is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net income adjusted for unrealized gain on risk management and its related income tax expense.

Funds from Operations

Years ended December 31 ($ millions)	2009	2008	2007
Funds from operations	202.3	216.8	162.9
Add (deduct):			
Net change in non-cash working capital and asset retirement obligations settled	(18.2)	(11.6)	20.4
Cash from operations (GAAP financial measure)	184.1	205.2	183.3

Funds from operations is used to assist management and investors in analyzing financial performance without regard to changes in the Trust's non-cash working capital in the period. Funds from operations as presented should not be viewed as an alternative to cash from operations or other cash flow measures calculated in accordance with GAAP. Funds from operations is calculated from the Consolidated Statements of Cash Flows and is defined as cash provided by operating activities before changes in non-cash working capital and expenditures incurred to settle asset retirement obligations.

RESULTS OF OPERATIONS BY SEGMENT

Operating Income

Year ended December 31 ($ millions)	2009	2008
Gas	110.3	103.6
Power	88.0	117.9
Corporate	(24.1)	(33.5)
	174.2	188.0

GAS

Operating Income

Year ended December 31 ($ millions)	2009	2008
E&T	88.6	83.8
FG&P	6.3	20.4
NGD	7.4	–
Energy Services	8.0	(0.6)
Total Gas operating income	110.3	103.6

Operating income from the Gas Segment was $110.3 million in 2009 compared to $103.6 million in 2008. In 2009, the Gas Segment focused on integrating both acquired and constructed assets. Operating income generated from both the new NGD assets and Sarnia Storage contributed to the increase in operating income. The Trust also focused on optimizing its existing business units to improve operating income, including a positive adjustment to transmission revenues that were previously deferred and liabilities related to natural gas transactions, higher NGL volumes, higher contracted volumes in the transmission business and higher extraction volumes processed in part due to no major turnarounds in 2009. These increases to operating income were partially offset by lower throughput in most FG&P areas due to lower producer activity and gas well shut-ins during 2009. Lower realized frac spreads received, lower fixed-price natural gas transportation sales and one turnaround in the FG&P business also contributed to lowering operating income.

Net revenue in the Gas Segment for 2009 was $340.1 million compared to $334.2 million in 2008. Net revenue increased $9.4 million from a reduction of liabilities related to natural gas transactions, $6.0 million due to higher NGL volumes, $4.5 million due to increased transmission revenues, which included a one-time adjustment of $3.3 million for revenues that were previously deferred and increased contracted volumes, $3.9 million as a result of the 2008 capital program at the Harmattan Complex and $3.8 million due to the addition of Sarnia Storage. Net revenue also increased $7.4 million due to the acquisition of NGD assets in fourth quarter 2009. These increases were partially offset by $12.7 million in lower realized frac spreads, $12.4 million in lower volumes processed at FG&P facilities, $4.3 million due to lower fixed-price natural gas transportation sales, $3.2 million from lower facility service revenues and $1.0 million due to a gas marketing contract that expired in fourth quarter 2009.

Operating and administrative expense for 2009 was $166.4 million, down from $173.2 million in 2008. The decrease was largely due to fewer turnarounds than 2008, when approximately $7.4 million of turnaround costs were recorded. The decrease is further explained by a $2.6 million charge for project development costs in 2008. Cost control measures have also resulted in a decline in administrative costs. These decreases were partially offset by incremental costs associated with the addition of new assets and businesses acquired by the Trust during the second half of 2008 and fourth quarter 2009.

Amortization expense for 2009 was $63.4 million compared to $57.3 million in 2008. The increase was due to the growth in AltaGas' asset base from acquisition and construction activities.

Extraction and Transmission (E&T) Variance Analysis

Operating income in the E&T business for 2009 was $88.6 million compared to $83.8 million in 2008. Operating income increased $6.0 million due to higher NGL volumes, $4.5 million from increased transmission revenues, of which $3.3 million was a one-time adjustment for revenues previously deferred and increased contracted transmission volumes, $3.9 million as a result of the 2008 Harmattan Complex capital program, lower operating costs of $2.9 million and $1.3 million due to the EDS upgrade and increased transmission cost-of-service fees. These increases were partially offset by $12.7 million in lower realized frac spreads, $2.7 million of higher amortization related to 2008 capital programs and $0.6 million due to lower fees-for-service revenues in the extraction business.

Field Gathering and Processing (FG&P) Variance Analysis

Operating income from the FG&P business was $6.3 million in 2009 compared to $20.4 million in 2008. Operating income decreased by $12.4 million due to lower throughput, $3.2 million due to lower facility service revenues and $1.0 million due to higher amortization. These decreases were partially offset by $2.5 million from lower operating costs and $1.0 million due to lower turnaround costs in 2009 compared to 2008.

Natural Gas Distribution Variance (NGD) Analysis

Operating income for the NGD business has been included in 2009 with the acquisition of Utility Group effective October 8, 2009 and the remaining 75.1 percent of Heritage Gas effective November 18, 2009. The results of NGD assets are highly seasonal, with the majority of natural gas deliveries occurring during the winter heating season. For 2009, the NGD business contributed $7.4 million to operating income.

Energy Services Variance Analysis

Operating income in the Energy Services business was $8.0 million for 2009 compared to an operating loss of $0.6 million for 2008. Operating income increased approximately $9.4 million as a result of the reduction of liabilities related to natural gas transactions, $3.2 million from Sarnia Storage and $1.0 million loss in 2008 as a result of a gas marketing contract that expired in early fourth quarter 2009. These increases were partially offset by $4.3 million in lower fixed-price natural gas and transportation sales and a one-time loss of $0.8 million for risk management contracts.

GAS OPERATING STATISTICS

Year ended December 31	2009	2008
E&T		
Extraction inlet gas processed (Mmcf/d) [1]	841	801
Extraction ethane volumes (Bbls/d) [1]	26.817	24,795
Extraction NGL volumes (Bbls/d) [1]	13.236	12,242
Total extraction volumes (Bbls/d) [1]	40,053	37,037
Frac spread – realized ($/Bbl) [1,2]	23.46	26.97
Frac spread – average spot price ($/Bbl) [1]	19.51	28.79
Transmission volumes (Mmcf/d) [1,3]	324	379
FG&P		
Processing capacity (Mmcf/d) [4]	1.172	1,172
Processing throughput (gross Mmcf/d) [1]	453	541
Capacity utilization (%) [4]	39	46
Average working interest (%) [4]	93	92
NGD		
Natural gas deliveries – end-use (PJ) [5,6]	6.62	–
Natural gas deliveries – transportation (PJ) [5,6]	0.55	–
Service sites at year-end [7]	72,717	–
Degree day variance (%) [8]	9.9	–
Energy Services		
Energy management service contracts [9]	1.748	1,711
Average volumes transacted (GJ/d) [10]	354.513	302,392

1 Average for the period.
2 Indicative frac spread or NGL margin, expressed in dollars per barrel of NGL and derived from Edmonton postings for propane, butane and condensate and the daily AECO natural gas price.
3 Excludes NGL pipeline volumes.
4 As at the end of the reporting period.
5 Petajoule (PJ) is one million gigajoules (GJ).
6 Deliveries reflect Utility Group as of October 8, 2009, when the Trust obtained control, and 100% of the deliveries of Heritage Gas as of November 18, 2009.
7 Service sites reflect all of the service sites of AUI, Heritage Gas and Inuvik Gas.
8 Degree days relate to AUI's service area. A degree day is the cumulative extent to which the daily mean temperature falls below 15°C. Normal degree days are based on a 20-year rolling average. Positive variances from normal lead to increased delivery volumes from normal expectations.
9 Active energy management service contracts at the end of the reporting period.
10 Average for the period. Includes volumes marketed directly, volumes transacted on behalf of other operating segments and volumes sold in gas exchange transactions.

Average ethane and NGL volumes in the extraction business increased by 2,022 Bbls/d and 994 Bbls/d, respectively, in 2009 compared to 2008 due to the completion of projects that attracted approximately 25 Mmcf/d of incremental natural gas at the Harmattan Complex for the full year compared to two months in 2008 and higher throughput at Younger, Harmattan and Joffre due to no turnarounds in 2009. The increases were partially offset by intermittent curtailment of inlet gas at other extraction plants in response to lower frac spreads in early 2009. Natural gas volumes transported in the transmission business in 2009 decreased from 2008 due to lower volumes moved on the Suffield system. However, in the transmission business, pipeline throughput has minimal impact on the financial results due to cost-of-service and take-or-pay contractual arrangements in place.

In FG&P, throughput in 2009 averaged 453 Mmcf/d compared to 541 Mmcf/d in 2008. Approximately 65 percent (57 Mmcf/d) of the decline was due to lower producer activity not offsetting natural declines, approximately 20 percent was due to producers shutting-in natural gas production due to low commodity prices in the latter half of the year and the remainder was due to planned and unplanned downtime. Utilization reported in 2009 was 39 percent compared to 46 percent in 2008, primarily due to lower throughput at most facilities. In response to low natural gas prices, several of AltaGas' customers temporarily shut-in production at some facilities during the latter half of 2009.

POWER

Operating income in the Power Segment in 2009 was $88.0 million compared to $117.9 million in 2008. During 2009, the Power Segment was focused on the completion of Bear Mountain Wind Park, which reached commercial operation ahead of schedule and on budget. Contributions from Bear Mountain and a strong hedging program were more than offset by lower spot power prices.

Net revenue for 2009 was $102.2 million compared to $129.0 million for 2008. Net revenue decreased $26.8 million due to lower spot prices in Alberta, which averaged $47.84/MWh in 2009 compared to an average of $89.95/MWh in 2008. Net revenue was also lower due to a $1.6 million gain on the sale of a power project under development reported in 2008. The peaking plants reported $2.4 million lower net revenue due primarily to lower power prices in Alberta and $1.2 million higher PPA costs. These decreases were partially offset by lower transmission costs of $7.0 million, $3.0 million due to the commencement of commercial operations at Bear Mountain and $2.3 million of lower environmental costs.

Operating and administrative expense was $6.1 million for 2009 compared to $3.7 million for 2008. The increase was due to costs related to the development of renewable energy projects and increased costs related to the gas-fired peaking plants commissioned in late 2008 and the commencement of commercial operations at Bear Mountain.

Amortization expense was $8.2 million in 2009 compared to $7.4 million in 2008. The increase was due to the gas-fired peaking plants commissioned in late 2008.

POWER OPERATING STATISTICS

Year ended December 31	2009	2008
Volume of power sold (GWh) [1]	2,726	2,623
Average price realized on the sale of power ($/MWh) [1]	68.97	84.51
Alberta Power Pool average spot price ($/MWh) [2]	47.84	89.95

1 Average for the period.
2 Includes only Alberta volumes and prices realized on the sale of power.

CORPORATE

Description of Corporate Assets

The Corporate Segment includes the cost of providing corporate services and general corporate overhead, investments in public and private entities and the effects of changes in the value of risk management assets and liabilities. Management makes operating decisions and assesses performance of its operating segments based on realized results and key financial metrics such as return on equity and return on capital without the impact of the volatility in commodity prices, interest rates and foreign exchange rates. Management monitors the impact of mark-to-market accounting as part of the consolidated entity since risk is managed on a portfolio basis. Consequently, the impact of mark-to-market accounting on net income is reported and monitored in the Corporate Segment.

Corporate Variance Analysis

The operating loss for 2009 was $24.1 million compared to $33.5 million for 2008. The decreased loss was mainly due to realized and unrealized gains from investments, higher investment income and last year's charge for project development costs. These decreases were partially offset by lower unrealized gains on risk management contracts.

Net revenue was $18.6 million in 2009 compared to $12.9 million in 2008. Net revenue increased $13.4 million due to increased investment income, partially offset by $7.7 million in lower unrealized gains on risk management contracts.

Operating and administrative expense was $40.1 million in 2009 compared to $44.1 million in 2008. Increased expenses were incurred to support regulatory requirements and growth of the Trust but were more than offset as a result of several initiatives to reduce general and administrative expenses. The overall decrease was primarily due to these cost-controlling efforts.

Amortization expense was $2.5 million in 2009 compared to $2.2 million in 2008.

Corporate Outlook

Excluding the impact of mark-to-market accounting, the operating loss for 2010 is expected to be higher than the loss reported in 2009. Operating and administrative expenses are expected to be higher than 2009 as a result of the growth of the Trust as well as the cost of converting to a corporation and meeting new financial reporting requirements. The Corporate Segment is also expected to report lower earnings from equity investments since Utility Group is no longer reported as an equity investment.

The effects of risk management contracts are based on estimates relating to commodity prices, interest rates and foreign exchange rates over time. The actual amounts will vary based on these drivers, and management is therefore unable to predict the impact of financial instruments. However, the impact of the accounting standards is expected to be relatively low as the Trust uses financial instruments to manage exposure to commodity price fluctuations and to buy and sell gas and power with locked-in margins. The Trust does not execute financial instruments for speculative purposes.

INVESTED CAPITAL

During 2009, AltaGas acquired capital assets, long-term investments and other assets for $499.2 million compared to $824.8 million in 2008.

Net Invested Capital – Investment Type

Year ended December 31, 2009 ($ millions)	Gas Segment	Power Segment	Corporate Segment	Total
Invested capital:				
Capital assets	324.0	160.3	3.2	487.5
Long-term investments and other assets	(12.3)	(0.4)	24.4	11.7
	311.7	159.9	27.6	499.2
Disposals:				
Capital assets	(0.2)	(0.7)	(0.1)	(1.0)
Net invested capital	311.5	159.2	27.5	498.2

Net Invested Capital – Investment Type

Year ended December 31, 2008 ($ millions)	Gas Segment	Power Segment	Corporate Segment	Total
Invested capital:				
Capital assets	675.1	141.7	6.6	823.4
Long-term investments and other assets	–	0.7	0.7	1.4
	675.1	142.4	7.3	824.8
Disposals:				
Capital assets	(10.2)	(5.2)	–	(15.4)
Long-term investments and other assets	–	–	(48.2)	(48.2)
Net invested capital	664.9	137.2	(40.9)	761.2

The Trust categorizes its invested capital into maintenance, growth and administration.

Growth capital of $490.1 million was expended in 2009 (2008 – $813.5 million). In the Gas Segment, growth capital comprised $259.1 million for the acquisition of NGD assets, $17.6 million for the Harmattan fractionation project, $14.2 million for the completion of Sarnia Storage, $8.9 million for various E&T projects and $8.4 million for FG&P projects. Within the Power Segment, growth capital projects included $145.6 million for the completion of Bear Mountain Wind Park, $7.9 million for renewable power development projects and $6.4 million related to the Harmattan Cogeneration project. The Corporate Segment growth capital of $22.0 million was related to the acquisition of shares in Magma Energy Corporation. Administrative and maintenance capital expenditures in 2009 were $5.8 million and $3.3 million, respectively (2008 – $7.6 million and $3.7 million, respectively).

Invested Capital – Use

Year ended December 31, 2009 ($ millions)	Gas Segment	Power Segment	Corporate Segment	Total
Invested capital:				
Maintenance	3.3	–	–	3.3
Growth	308.2	159.9	22.0	490.1
Administrative	0.3	–	5.5	5.8
Invested capital	311.8	159.9	27.5	499.2

Invested Capital – Use

Year ended December 31, 2008 ($ millions)	Gas Segment	Power Segment	Corporate Segment	Total
Invested capital:				
Maintenance	3.7	–	–	3.7
Growth	669.0	142.4	2.1	813.5
Administrative	2.4	–	5.2	7.6
Invested capital	675.1	142.4	7.3	824.8

FINANCIAL INSTRUMENTS

The Trust is exposed to market risk and potential loss from changes in the value of financial instruments. AltaGas enters into financial derivative contracts to manage exposure to fluctuations in commodity prices, interest rates and foreign exchange rates. During 2009, the Trust had positions in the following types of derivatives, which are also disclosed on Note 15 to the Consolidated Financial Statements:

Commodity Forward Contracts

The Trust executes gas, power and other commodity forward contracts to manage its asset portfolio and lock in margins from back-to-back purchase and sale agreements. In a forward contract, one party agrees to deliver a specified amount of an underlying asset to the other party at a future date at a specified price. The Energy Services business transacts primarily on this basis.

Commodity Swap Contracts

The Trust executes fixed-for-floating power price swaps to manage its power asset portfolio. A fixed-for-floating price swap is an agreement between two counterparties to exchange a fixed price for a floating price. The Power Segment's results are significantly affected by the price of electricity in Alberta. AltaGas employs derivative commodity instruments for the purpose of managing the Trust's exposure to power price volatility. The Alberta Power Pool settles power prices on an hourly basis and prices ranged from $0.10/MWh to $999.99/MWh in 2009 and $0.00/MWh to $999.99/MWh in 2008. The average spot price was $47.84/MWh in 2009 (2008 – $89.95/MWh). AltaGas moderated the impact of this volatility on its business through the use of financial hedges on a portion of its power portfolio. The average price realized for power by the Trust was $68.97/MWh in 2009 (2008 – $84.51/MWh). In 2010, almost two-thirds of the power delivered to the Alberta Power Pool from the Sundance Plant is hedged at a price of $72.00/MWh.

NGL Frac Spread Hedges

The Trust executes fixed-for-floating NGL frac spread swaps to manage its NGL frac spreads. The E&T business' results are affected by fluctuations in NGL frac spreads. In the fourth quarter, the Trust had NGL frac spread agreements for 3,900 Bbls/d for the October to December 2009 period at an average price of approximately $25.17/Bbl. The average spot NGL frac spread for 2009 was $19.51/Bbl (2008 – $28.79/Bbl). The average NGL frac spread realized in 2009 was $23.46/Bbl (2008 – $26.97/Bbl). The Trust has also hedged an average of 2,390 Bbls/d, or approximately 50 percent of volumes that are exposed to spot prices for 2010, at a price of approximately $21/Bbl. In addition, the Trust has hedged 700 Bbls/d, or approximately 15 percent of volumes that are exposed to spot prices for 2011, at a price of approximately $20/Bbl.

Interest Rate Forward Contracts

The Trust enters into interest rate swaps where cash flows of a fixed rate are exchanged for those of a floating rate. At December 31, 2009 the Trust had interest rate swaps for $185 million with varying terms to maturity until March 31, 2012. At December 31, 2009, the Trust had fixed the interest rate of 68 percent of its debt including MTNs and capital leases.

Foreign Exchange Forward Contracts

Foreign exchange exposure created by transacting commercial arrangements in foreign currency is managed through the use of foreign exchange forward contracts whereby a fixed rate is locked in against a floating rate and option agreements whereby an option to transact foreign currency at a future date is purchased or sold.

The fair value of power, natural gas and NGL derivatives was calculated using estimated forward prices from published sources for the relevant period. The calculation of fair value of the interest rate derivatives used quoted market rates.

The Trust does not speculate on commodity prices and therefore does not engage in any commodity transactions that create incremental exposure or are based solely on expectations of future energy market price movements. Commodity transactions are used to lock in margins, optimize underlying physical assets or reduce exposure to energy price movements. AltaGas has a risk management group that reviews commodity and credit risk on a daily basis and has created and adheres to a conservative risk policy and hedging program.

LIQUIDITY

At this time AltaGas does not expect any currently known trend or uncertainty to affect the Trust's ability to access its historical sources of cash. MTN offerings during 2009 and credit rating upgrades by DBRS and S&P in 2009 are indications of the Trust's strong financial position and capacity to access financing. Each of the Trust's credit facilities has a maturity date, on which date and absent replacement, extension or renewal, the indebtedness under the respective credit facility becomes repayable. The earliest maturity date for the Trust's credit facilities is August 2010.

Cash Flows

Year ended December 31 ($ millions)	2009	2008
Cash from operations	184.1	205.2
Investing activities	(464.1)	(432.7)
Financing activities	265.4	233.4
Change in cash	(14.6)	5.9

Cash from Operations

Cash from operations reported on the Consolidated Statements of Cash Flows was $184.1 million in 2009 compared to $205.2 million in 2008. The decrease in cash from operations was the result of lower net income, no future income tax recovery and gains on sale of assets in 2009 compared to 2008 and less equity income. These decreases were partially offset by higher unrealized investment income and lower non-cash working capital.

Working Capital

Year ended December 31 ($ millions except current ratio)	2009	2008
Current assets	331.8	363.9
Current liabilities	861.1	323.2
Working capital	(529.3)	40.7
Current ratio	0.39	1.13

Working capital was $(529.3) million at December 31, 2009 compared to $40.7 million at December 31, 2008. The working capital ratio was 0.39 at the end of 2009 compared to 1.13 at the end of 2008. The change is mainly due to the classification of the current portion of long-term debt maturing in 2010 as a current liability.

As of December 31, 2009, the Trust's current portion of long-term debt was $591.9 million. The Trust's management expects to align the timing of the renewal of its credit facilities with the timing of its conversion to a corporation, expected in the second half of 2010. The Trust has begun discussions with current and potential members of the syndicate and does not expect any issues with renewing or increasing its credit facilities.

Investing Activities

Cash used for investing activities in 2009 was $464.1 million compared to $433.0 million in 2008. The increase was due to the acquisition of short-term investments and capital assets. A description of the acquisitions and investments related to long-term assets is in the Invested Capital section of this MD&A. Cash used for investing activities reflects the actual cash disbursed for investing activities and may not agree with the amounts in the invested capital sections of the MD&A due to the timing of the actual disbursement of funds and the fact that some acquisitions may be non-cash transactions.

Financing Activities

Cash used for financing activities was $265.4 million in 2009 compared to $233.4 million in 2008. The increase in cash was due to the issuance of long-term and revolving debt, distributions paid to unitholders and redemption of convertible debentures.

CAPITAL RESOURCES

The use of debt or equity funding is based on AltaGas' capital structure, which is determined by considering the norms and risks associated with each of its business segments. At December 31, 2009 AltaGas had total debt outstanding of $1,014.7 million, up from $582.0 million as at December 31, 2008. At December 31, 2009 the Trust had $500.0 million in MTNs outstanding and had access to prime loans, base rate loans, LIBOR loans, bankers' acceptances and letters of credit through bank lines amounting to $816.0 million. At December 31, 2009 the Trust had drawn bank debt of $502.0 million and letters of credit outstanding of $51.8 million against the extendible revolving-term letter of credit facility and the demand operating facilities.

As of December 31, 2009, the Trust's current portion of long-term debt was $591.9 million. The Trust's management expects to align the timing of the renewal of its credit facilities with the timing of its conversion to a corporation, expected in the second half of 2010. The Trust has begun discussions with current and potential members of the syndicate and does not expect any issues with renewing or increasing its credit facilities.

On September 16, 2009, AltaGas redeemed its $16.6 million of outstanding 5.85 percent convertible debentures. The debentures were redeemed at $1,000.96 for each $1,000.00 of principal outstanding. The redemption amount was equal to the principal and all accrued and unpaid interest thereon.

All of the borrowing facilities have covenants customary for these types of facilities, which must be met at each quarter end. AltaGas has been in compliance with these covenants each quarter since the establishment of the facilities. The Trust's earnings interest coverage for the rolling 12 months ended December 31, 2009 was 4.49 times.

Subsequent to the acquisition of Utility Group in fourth quarter 2009, AltaGas increased its target debt-to-total-capitalization ratio from 40 to 45 percent to 45 to 50 percent. The increase is a result of the addition of stable, rate-regulated natural gas distribution assets to the Trust's portfolio of energy infrastructure assets. The Trust's debt-to-total-capitalization ratio at December 31, 2009 was 49.2 percent, up from 37.8 percent at December 31, 2008.

On June 5, 2009, AltaGas filed a Short Form Base Shelf Prospectus to facilitate the issuance of trust units or unsecured debt securities. This shelf has a life of 25 months and permits the Trust to issue up to an aggregate of $500 million of securities. On June 22, 2009, the Trust filed a prospectus supplement establishing AltaGas' MTN program and allowing AltaGas to access the Canadian MTN market when appropriate. As of December 31, 2009, AltaGas had utilized approximately $100 million of the original $500 million available.

Credit Facilities

($ millions)	Borrowing capacity	Drawn at December 31 2009	Drawn at December 31 2008
Demand operating facility	86.0	16.3	2.8
Letter of credit facility	75.0	56.7	68.1
Syndicated credit facility [1]	150.0	-	100.0
Syndicated operating credit facility [2]	375.0	350.8	253.0
Utility Group revolving term credit facility [3]	130.0	130.0	–
	816.0	553.8	423.9

1 Revolving credit facility maturing August 13, 2010.
2 Revolving credit facility maturing September 30, 2010.
3 Revolving credit facility maturing November 17, 2010.

At December 31, 2009 the Trust held a $75.0 million (December 31, 2008 – $75.0 million) unsecured three-year extendible revolving letter of credit facility with a Canadian chartered bank maturing on September 30, 2010. AltaGas may borrow up to $25.0 million by way of prime loans, U.S. base rate loans, LIBOR loans or bankers' acceptances on the letter of credit facility. Borrowings on the facility bear fees and interest at rates relevant to the nature of the draws made. At December 31, 2009 the Trust had letters of credit of $46.7 million (December 31, 2008 – $68.1 million) outstanding against the extendible revolving-term letter of credit facility and letters of credit of $5.1 million (December 31, 2008 – $2.8 million) outstanding against the demand operating facilities.

The Trust expects to renew its credit facilities in 2010.

CONTRACTUAL OBLIGATIONS

December 31, 2009 ($ millions)	Total	Payments due by period			
		Less than 1 year	1–3 years	4–5 years	After 5 years
Long-term debt	1,000.1	594.8	100.0	205.3	100.0
Capital leases	7.5	1.9	3.8	1.8	–
Operating leases	62.3	3.3	6.5	6.6	45.9
Purchase commitments	3.2	3.2	–	–	–
Total contractual obligations	1,073.1	603.2	110.3	213.7	145.9

AltaGas entered into a capital lease with Maxim Energy Group Ltd. for the right to 25 MW of gas-fired power-peaking capacity and its related ancillary service and peaking sales revenues. The contract has a 10-year term commencing September 1, 2004 and includes an option at the end of the initial term to extend the term for a further 15 years or to purchase the assets. The net present value of the lease commitment at December 31, 2009 was $7.5 million (December 31, 2008 – $8.8 million), with the balance due in monthly payments comprising principal and interest of $0.2 million.

The Trust has long-term operating lease agreements for gas storage, office space, office equipment and automotive equipment.

RELATED PARTIES

As of October 8, 2009, the Trust owned 100 percent of the shares of Utility Group. Therefore, commencing fourth quarter 2009, the Utility Group is not considered a related party. During the first three quarters of 2009, the Trust sold $39.0 million of natural gas to, and incurred transportation costs of $0.1 million charged by, Utility Group as part of the Trust's normal course of business. The Trust also paid management fees of $0.1 million to, and received management fees of $0.1 million, from Utility Group for administrative services. In addition, the Trust provided $0.1 million of operating services to Utility Group. The measurement of transactions between AltaGas and Utility Group is exchange value, to which both parties have agreed. The Trust held significant influence over Utility Group given AltaGas' 19.8 percent ownership, and AltaGas' Chairman and Chief Executive Officer was a director of Utility Group prior to the October 8, 2009 acquisition.

The Trust pays rent under a lease for office space and equipment to 2013761 Ontario Inc., which is owned by an employee. Payments of $90,540 were made in 2009 (2008 – $88,000), which is the exchange value of the property agreed to by both parties. The lease expires December 2011.

RATING AGENCIES

On October 16, 2009, DBRS raised its rating for the Trust from BBB (low) with a Positive trend to BBB with a Stable trend. DBRS has cited the Utility Group acquisition as improving AltaGas' business risk profile through the addition of low-risk, regulated natural gas distribution assets in Alberta, Nova Scotia and the Northwest Territories.

On April 21, 2009 Standard & Poor's (S&P) upgraded its rating for the Trust from BBB- to BBB with a Stable outlook. S&P cited the Trust's increased exposure to long-term contracted gas infrastructure business, prudent financial practices and effective strategy execution for the rating upgrade.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities and are indicators of the likelihood of repayments and of the capacity and willingness of an entity to meet its financial commitment on an obligation in accordance with the terms of the obligation.

TRUST UNIT INFORMATION

At February 28, 2010 the Trust had 78.8 million trust units and 2.1 million exchangeable units outstanding and a market capitalization of $1.5 billion based on a closing trading price on February 26, 2010 of $18.70 per trust unit. At February 28, 2010 there were 3.8 million options outstanding and 1.2 million options exercisable under the terms of the unit option plan.

DISTRIBUTIONS

AltaGas distributions are determined giving consideration to the ongoing sustainable cash flow as impacted by the consolidated net income, maintenance and growth capital expenditures and debt repayment requirements of the Trust. AltaGas has been able to sustain its distributions through funds from operations. In 2009, the Trust declared distributions of $170.2 million and had funds from operations of $202.3 million (2008 – $147.1 million and $217.1 million, respectively), or a payout ratio of 84 percent (2008 – 68 percent).

The Board of Directors of AltaGas General Partner Inc., delegate of the Trustee, maintained the Trust's monthly cash distribution at $0.18 per unit ($2.16 per unit annualized) for 2009. AltaGas pays cash distributions on the 15th day of each month to unitholders of record on the 25th day of the previous month or, in each case, the following business day if the payment or record date falls on a weekend or holiday.

The following table summarizes AltaGas' distribution declaration history since 2007:

Distributions

Years ended December 31 ($ per unit)	2009	2008	2007
First quarter	0.540	0.525	0.510
Second quarter	0.540	0.525	0.510
Third quarter	0.540	0.535	0.520
Fourth quarter	0.540	0.540	0.525
Distribution of shares [1]	–	–	0.076
Total	2.160	2.125	2.141

1 On September 17, 2007 one share of Utility Group was issued for every 100 trust units and exchangeable units held on August 27, 2007.

Assuming a unit was held throughout 2009, for income tax purposes, the Trust expects 78.8 percent of the total distributions declared in 2009 to be taxed as income, 4.0 percent as capital gains, 0.2 percent as dividend income and 17.0 percent as return of capital. For most unitholders, the return of capital amount will reduce the cost base of their Trust units for purposes of calculating the capital gains amount upon disposition of their units. Unitholders should seek independent tax advice in respect of the consequences to them of acquiring, holding and disposing of units.

CORPORATE CONVERSION

AltaGas expects to convert to a corporation in the second half of 2010 in response to the Government of Canada's changes to the tax treatment of income trusts effective January 1, 2011. In 2009, federal legislation was enacted for the conversion of income trusts in which the trust is able to convert to a corporation without triggering adverse tax consequences to the trust or its unitholders.

AltaGas expects to continue to implement its growth strategy, while seeking to provide investors with a balance between income and growth. As a corporation, AltaGas' management expects to pay a dividend between $1.10 and $1.40 per share on an annual basis to support the Trust's growth strategy going forward. At the time of conversion, the Board of Directors will approve the dividend policy subject to economic and financial conditions at that time. Until its anticipated conversion, AltaGas expects to continue to pay a monthly distribution of $0.18 per trust unit.

AltaGas has always executed its strategy as a tax-efficient corporate and focused on key traditional financial metrics such as earnings per unit and return on equity. It does not rely on the trust structure to sustain its business.

NON-MONETARY TRANSACTIONS

AltaGas has entered into a non-monetary transaction with a third party in which it exchanged B.C. Renewable Energy Certificates (RECs) for verified emission offsets that were generated in Alberta. The RECs will be created through the generation of power at the Bear Mountain Wind Park between 2009 and 2011. The verified emission offsets received by AltaGas were used to offset the costs to comply with SGER in 2009.

SUBSEQUENT EVENT

Warrants

On January 1, 2010 AltaGas issued 180,433 units on exercise of special warrants that were originally issued in February 2008 on a one-for-one basis at $24.94 per special warrant.

Landis Energy Corporation

On February 2, 2010 AltaGas offered to acquire all the outstanding common shares of Landis Energy Corporation (Landis) in exchange for cash of $0.80 per common share. The acquisition is valued at approximately $22 million and, if successful, will be funded through AltaGas' existing credit facilities. The offer is subject to certain conditions, including its acceptance by the holders of at least two-thirds of the outstanding common shares of Landis and regulatory approval. The offer is currently due to expire on March 10, 2010.

CHANGES IN ACCOUNTING POLICIES

Section 3064 Goodwill and Intangible Assets

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2008, the new Canadian Institute of Chartered Accountants (CICA) Handbook Section 3064 "Goodwill and Intangible Assets" will replace Section 3062 "Goodwill and Other Intangible Assets" and Section 3450 "Research and Development Costs". This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets, including internally generated intangible assets. The adoption of this standard did not have a material impact on the Consolidated Financial Statements for the year ended December 31, 2009.

EIC-173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the EIC reached a consensus that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. Accordingly, the Trust was required to fair value derivative instruments, at the beginning of the period of adoption, to take into account both own credit risk and counterparty credit risk. Any resulting difference has been recorded as an adjustment to retained earnings with the exception of cash flow hedges, which have been recorded in accumulated other comprehensive income.

In accordance with CICA Handbook Section 3863 "Financial Instruments – Presentation", the Trust changed its presentation of derivative financial assets and financial liabilities to report the net amount in the balance sheet where AltaGas has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. Accordingly, the Trust's comparative balances have been reclassified to reflect the change in accounting policy. For the impact on the Trust's financial statements on adopting EIC-173, see note 2 to the interim Consolidated Financial Statements for the year ended December 31, 2009.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The Accounting Standards Board (AcSB) confirmed in February 2009 that IFRS will replace Canadian GAAP for publicly accountable enterprises for financial periods beginning on or after January 1, 2011.

AltaGas commenced a process to transition from Canadian GAAP to IFRS in April 2008. AltaGas has established a project team that is led by Finance management and includes representatives from various areas of the organization as necessary to plan for and achieve a smooth transition to IFRS. Regular progress reporting to the Audit Committee of the Board of Directors on the status of the IFRS implementation project has been instituted and enacted.

The implementation project consists of six phases, which in certain cases will be in process concurrently as IFRS are applied to specific areas from start to finish:

Scoping phase This phase involves a high-level assessment to identify key areas impacted by the transition to IFRS and to identify the Standards and Interpretations applicable to the Trust. This phase was completed in July 2008.

Diagnostic phase In this phase, each Standard and Interpretation is assessed to identify the changes required in the existing accounting policies, information systems and business processes. An IFRS mock-financial statement has been prepared for further guidance in the conversion process. This phase was completed in December 2008.

Design and planning phase Available alternatives in the accounting policies, elective exemptions and mandatory exceptions are assessed and adopted. Evaluation of the quantitative impact from the IFRS adoption is in progress.

Solution development phase Based on the adopted accounting policies, the project team defines and develops systems, processes and training required for the implementation of the target solutions under IFRS. The evaluation of the quantitative impact from IFRS adoption is in progress.

Implementation phase During the dual reporting period from January 1 until December 31, 2010, changes in accounting policies and procedures are executed and tested. Financial information in accordance with IFRS is collected, enabling the comparative reporting in 2011. Where possible, the CEO/CFO certification will start and the risk control assessment matrix will be updated accordingly. Training is provided at different levels with emphasis on the areas more impacted by IFRS adoption.

Post-implementation phase IFRS financial statements are produced for each reporting period. External auditors are requested to provide their opinion on the compliance of the financial statements with IFRS requirements. CSOX certification process is fully deployed for the IFRS conversion in compliance with the disclosure controls and procedures (DC&P). The achieved results are compared with the target objectives, including enhancing the effectiveness of financial reporting, to confirm whether the project has been successful and consequently can be closed.

There are currently no delays anticipated to AltaGas' project plan to meet IFRS reporting requirements in 2011.

Financial Statements Adjustments

IFRS 1 "First time adoption of International Financial Reporting Standards" provides entities adopting IFRS for the first time with a number of elective exemptions and mandatory exceptions, in certain areas, to the general requirement for a full retrospective application of IFRS. Similarly, other Standards provide for an accounting choice that has been assessed and elected prospectively from January 1, 2010, the transition date to IFRS. AltaGas is in the process of evaluating the standards and policy choices.

Key Performance Metrics

Compensation arrangement Incentive schemes shall be tested under IFRS financial results during the transition period to verify any impacts. If necessary, compensation arrangements will be renegotiated before the end of 2010.

Disclosure Controls and Procedures and Internal Control Framework

- A risk assessment on disclosure controls and procedures and internal control framework has been initiated during 2010.
- The alignment between the IFRS conversion and the certification processes started during the design and planning phase and is considered a test for the quality and completeness of the IFRS implementation.

Accounting Changes

The Trust will monitor the changes in the standards throughout the dual reporting period for adopting, where necessary, amendments to the implementation plan. According to the International Accounting Standards Board (IASB) work plan, the following changes are foreseen to be issued in the near future:

- Joint arrangements (Q1 2010)
- Liabilities and provisions (Q3 2010)
- Emission trading schemes (Q1 2011)
- Fair value measurement guidance (Q3 2010)
- Impairment financial instruments (Q4 2010)
- Hedge accounting (Q3 2010)
- Derecognition financial instruments (Q3 2010)
- Rate-regulated activities (Q2 2010)
- Leases (Q1 2011)
- Consolidation (Q3 2010)

Contingency plans have been developed to track and incorporate subsequent changes as a result of changes in accounting standards. Where permitted by the standards and appropriate, these changes will be effective from January 1, 2010.

Project Status

AltaGas had initiated discussions with the external auditors around the IFRS opening balances and the timing and review of these values. It is expected that the timing will be confirmed early in 2010 after the year-end has been completed and any final entries required for the opening balances finalized.

At this time, it is not possible to reasonably quantify the effects of IFRS to the Trust's Consolidated Financial Statements. AltaGas will provide additional disclosures of the key elements of the plan and progress of the project as the information becomes available.

CRITICAL ACCOUNTING ESTIMATES

Since a determination of the value of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the Trust's Consolidated Financial Statements requires the use of estimates and assumptions that have been made using careful judgment. AltaGas' significant accounting policies are contained in the notes to the Consolidated Financial Statements. Certain of these policies involve critical accounting estimates as a result of the requirement to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

AltaGas' critical accounting estimates continue to be amortization expense, asset retirement obligations, asset impairment assessment, income taxes, pension and rate-regulated assets and liabilities. The following section describes the critical accounting estimates and assumptions that AltaGas has made and how they affect the amounts reported in the Consolidated Financial Statements.

Amortization

AltaGas performs assessments of amortization of capital assets and energy services arrangements, contracts and relationships. When it is determined that assigned asset lives do not reflect the estimated remaining period of benefit, prospective changes are made to the depreciable lives of those assets. Oil and gas capitalized costs are depleted (amortized) to income on a unit-of-production basis over the estimated production life of proved reserves. Amortization is a critical accounting estimate because:

- There are a number of uncertainties inherent in estimating the remaining useful life of certain assets;
- There is also uncertainty related to assumptions about reserve quantities; and
- Changes in these assumptions could result in material adjustment to the amount of amortization that the Trust recognizes from period to period.

Asset Retirement Obligations and Other Environmental Costs

The Trust records liabilities relating to asset retirement obligations and other environmental matters. Asset retirement obligations and other environmental costs are critical accounting estimates because:

- The majority of the asset retirement costs will not be incurred for a number of years (most are estimated between 2045 and 2060), requiring the Trust to make estimates over a long period of time;
- Environmental laws and regulations could change, resulting in a change in the amount and timing of expenses anticipated to be incurred; and
- A change in any of these estimates could have a material impact on the Trust's Consolidated Financial Statements.

Asset Impairment

AltaGas reviews long-lived assets and intangible assets with finite lives whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability is determined based on an estimate of undiscounted cash flows, and measurement of an impairment loss is determined based on the fair value of the assets. This is a critical accounting estimate because:

- It requires management to make assumptions about future cash inflows and outflows over the life of an asset, which are susceptible to changes from period to period due to changing information available related to the determination of the assumptions; and
- The impact of recognizing an impairment may be material to the Trust's Consolidated Financial Statements.

With respect to impairment assessment, management has made fair-value determinations related to goodwill, estimating future cash flows as well as appropriate discount rates. The estimates have been applied consistent with prior periods.

Income Taxes

The Trust and its Canadian subsidiaries are (in addition to local tax rules applicable to their foreign subsidiaries) subject to a regime of specialized rules prescribed under the Income Tax Act (Canada) for purposes of determining the amount of the Trust's and its subsidiaries' income that will be subject to tax in Canada. Accordingly, the determination of the Trust's and its subsidiaries' provision for income taxes involves the application of these complex rules in respect of which alternative interpretations may arise. Management of the Trust and its subsidiaries recognize that interpretations they may make in connection with tax filings may ultimately differ from those made by the tax authorities. Tax planning may allow the entities to record lower income taxes in the current year, and, as well, income taxes recorded in prior years may be adjusted in the current year to reflect management's best estimates of the overall adequacy of the provisions.

Substantial future income tax assets are recognized in the Consolidated Financial Statements of the Trust. The recognition of future tax assets depends on the assumption that future earnings will be sufficient to realize the deferred benefit. The amount of the future tax asset or liability recorded is based on management's best estimate of the timing of the realization of the assets or liabilities.

If management's interpretation of tax legislation differs from that of local tax authorities or if timing of reversals is not as anticipated, the provision for income taxes could increase or decrease in future periods. See note 12 to the Consolidated Financial Statements.

Pension Plans and Post-Retirement Benefits

The determination of pension plan obligations and expense is based on a number of actuarial assumptions. Two critical assumptions are the expected long-term rate of return on plan assets and the discount rate applied to pension plan obligations. For post-retirement benefit plans, which provide for certain health care premiums and life insurance benefits for qualifying retired employees and which are not funded, critical assumptions in determining post-retirement obligations and expense are the discount rate and the assumed health care cost-trend rates. Notes 2 and 22 to the Consolidated Financial Statements include information on the assumptions used for the purposes of recording the funding status of the plans and the associated expenses.

Rate Regulation

AltaGas acquired AltaGas Utilities Inc. (AUI) and Heritage Gas Limited (Heritage Gas) in the acquisition of AltaGas Utility Group Inc. (Utility Group) (note 3), which also owns one-third of Inuvik Gas Ltd. (Inuvik Gas). AUI and Heritage Gas and Inuvik Gas engage in the delivery and sale of natural gas and are regulated by the Alberta Utilities Commission (AUC) and the Nova Scotia Utility and Review Board (NSUARB) and the Northwest Territories Public Utilities Board (NWTPUB), respectively. The AUC and NSUARB exercise statutory authority over matters such as tariffs, rates, construction, operations, financing, returns, accounting and certain contracts with customers. In order to recognize the economic effects of the actions and decisions of the AUC and NSUARB, the timing of recognition of certain assets, liabilities, revenues and expenses as a result of regulation may differ from that otherwise expected using GAAP for entities not subject to rate regulation. Inuvik Gas is subject to light-handed regulation by the NWTPUB, whereby rates are set by Inuvik Gas based on competitive market price. Inuvik Gas is required to file its rates, terms and conditions of service with NWTPUB when they are revised. The NWTPUB can take action should any complaints be received and may review the affairs, earnings and accounts of Inuvik Gas as it deems necessary.

Regulatory assets represent future revenues associated with certain costs incurred in the current period or in prior periods that will be recovered from customers in future periods though the rate-setting process. Regulatory liabilities represent future reductions or limitations of increases in revenue associated with amounts that are to be refunded to customers through the rate-setting process.

OFF-BALANCE-SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, or a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support or engages in leasing, hedging or research and development services with the Trust.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Trust is responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings". The objective of this instrument is to improve the quality, reliability and transparency of information that is filed or submitted under securities legislation.

The Chief Executive Officer and the Chief Financial Officer have designed, with the assistance of the Trust's employees, DC&P to provide reasonable assurance that material information relating to the Trust is made known to them and information required to be disclosed by the Trust in its annual filings, interim filings and other documents filed or submitted under securities legislation are recorded, processed, summarized and reported within the time periods specified in securities legislation.

The Chief Executive Officer and the Chief Financial Officer have evaluated, with the assistance of the Trust's employees, the effectiveness of the Trust's DC&P and, based on that evaluation, have concluded that the Trust's DC&P was effective at December 31, 2009.

The Chief Executive Officer and the Chief Financial Officer have designed, with the assistance of the Trust's employees, ICFR to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with Canadian GAAP.

The Chief Executive Officer and the Chief Financial Officer have evaluated, with the assistance of the Trust's employees, the effectiveness of the Trust's ICFR based on the framework established by the Committee of Sponsoring Organizations (COSO) and have concluded that the Trust's ICFR was effective at December 31, 2009 based on that evaluation.

During 2009 there were no changes made to the Trust's ICFR that materially affected, or are reasonably likely to materially affect, the Trust's ICFR.

FOURTH QUARTER HIGHLIGHTS

Net income for fourth quarter 2009 was $32.1 million compared to $39.6 million in the same period in 2008. Net income was $0.40 per basic unit for fourth quarter 2009 compared to $0.55 per basic unit for the same period in 2008.

Fourth quarter 2009 was a successful quarter for AltaGas due to the completion of the Utility Group and Heritage Gas acquisitions (natural gas distribution assets) and Bear Mountain Wind Park commencing commercial operations. All of these achievements immediately contribute to the Trust's operating income.

During the quarter, the Gas Segment performed well due to the addition of the NGD assets, contributions from Sarnia Storage, adjustment to transmission revenues previously deferred, higher fee-for-service revenues and the expiry of a legacy gas marketing contract. These increases were partially offset by lower processing volumes at FG&P facilities as producers reduced drilling activities and shut-in production in response to weak gas prices and lower realized frac spread prices. The Power Segment reported lower results primarily due to higher volumes sold at low spot power prices but benefited from lower transmission and environmental costs, as well as contributions from Bear Mountain Wind Park, which commenced commercial operations in fourth quarter 2009. Higher investment income offset operating costs in the Corporate Segment. The Corporate Segment reported unrealized losses on risk management contracts compared to unrealized gains in fourth quarter 2008. The Trust reported higher interest expense in fourth quarter 2009 compared to the same period in 2008 due to higher average debt balances, partially offset by a lower average borrowing rate. Income tax expense was lower in fourth quarter 2009 due to the impact for financial instruments and lower income subject to tax.

On a consolidated basis, net revenue for fourth quarter 2009 was $115.4 million compared to $125.8 million in same period 2008. In the Gas Segment, net revenue increased due to the acquisition of NGD assets, higher fee-for-service revenues, contributions from Sarnia Storage, increased rates, expiry of a legacy gas marketing contract, higher frac spreads and NGL volumes and higher transmission fees. These increases were partially offset by lower throughput in most FG&P areas and lower operating cost recoveries. In the Power Segment, net revenue decreased due to lower revenue from the sale of power in Alberta at spot power prices, which were lower than the same period last year, the gain on assets sold in 2008 and lower contribution from gas-fired peaking plants, partially offset by the contribution from Bear Mountain Wind Park, strong hedge prices and lower PPA costs. The Corporate Segment reported higher net revenue due to investment income, partially offset by unrealized losses on risk management contracts.

Operating and administrative expense for fourth quarter 2009 was $56.4 million, up from $56.1 million for same period 2008. The increase was due to the addition of NGD assets partially offset by lower costs within the Corporate Segment.

Amortization expense for fourth quarter 2009 was $20.3 million compared to $16.8 million in the same period 2008. The increase was due to the growth in AltaGas' asset base from acquisitions and construction activities.

Interest expense in fourth quarter 2009 was $9.3 million compared to $8.1 million for the same period 2008. The increase was due to higher average debt balances of $945.3 million compared to $581.6 million for the same period in 2008. The average debt balance was higher due to the Utility Group and Heritage Gas acquisitions in the fourth quarter. The increase was partially offset by a lower average borrowing rate. The average borrowing rate was 4.9 percent in fourth quarter 2009 compared to 6.3 percent in fourth quarter 2008.

In fourth quarter 2009, an income tax recovery of $2.9 million was reported compared to an expense of $6.4 million in fourth quarter 2008. The decrease was due to the impact for financial instruments and lower income subject to tax.

SENSITIVITY ANALYSIS

The following table illustrates the anticipated effects of possible economic and operational changes on AltaGas' expected 2009 net income:

Factor share	Increase or decrease	Increase or decrease in net income per unit
Gathering and processing volumes	5 Mmcf/d	0.012
Gathering and processing operating margin per Mcf	1¢/Mcf	0.022
Alberta electricity prices [1]	$1/MWh	0.006
Natural gas liquids fractionation spread [2]	$1 per Bbl	0.008
Interest rates	25 bps	0.008
Degree days [3]	5 percent	0.006

1 Based on 70 percent of PPA volumes being hedged.
2 Based on 60 percent of frac spread exposed NGL volumes being hedged.
3 Degree day variance is a measure of the temperature of the geographic areas in which AUI operates, over the applicable period expressed in relation to normal degree days in that period. A degree day is the cumulative extent to which the day mean temperature falls below 15°C. Normal degree days are based on a 20-year rolling average.

SUMMARY OF CONSOLIDATED RESULTS FOR THE EIGHT MOST RECENT QUARTERS

	2009				2008			
($ millions)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	336.4	291.4	285.8	354.6	424.6	460.7	487.1	444.5
Net revenue [1]	115.4	114.7	114.3	112.1	125.8	122.7	117.3	110.7
Operating income [1]	38.8	45.4	45.5	44.7	54.1	50.7	37.0	47.6
Net income	32.1	34.7	36.9	37.5	39.6	53.5	32.9	37.6

	2009				2008			
($ per unit)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net income								
Basic	0.40	0.44	0.47	0.50	0.55	0.75	0.49	0.58
Diluted	0.40	0.43	0.46	0.49	0.56	0.75	0.49	0.57
Distributions declared	0.54	0.54	0.54	0.54	0.54	0.535	0.525	0.525

1 Non-GAAP financial measure. See Non-GAAP Financial Measures.

Identifiable trends in AltaGas' business in the past eight quarters reflect the organization's internal growth, acquisitions, generally increasing power prices in Alberta until 2009, higher NGL frac spreads through most of 2008, increased volatility in commodity prices in recent quarters and asset dispositions.

Significant items that impacted individual quarterly earnings were as follows:

- In fourth quarter 2007, a $6.1 million non-cash future income tax benefit was recorded as a result of the substantive enactment of a reduction in the federal corporate income tax rates.
- In first quarter 2008, the Taylor acquisition was completed for total consideration of $455.2 million, of which $256.3 million was cash consideration and $198.9 million was for units issued. Results in first quarter 2008 increased as a result of the Taylor acquisition.
- In second quarter 2008, operating income was affected by major turnarounds within the gas business and one-time charge to expense project development costs.
- In third quarter 2008, AltaGas recognized an income tax recovery of $13.8 million related to the reduction of future income tax liabilities, which was a result of the reorganization of legal entities within the Trust's structure and required the use of lower effective tax rates.
- In third quarter 2008, operating income was negatively impacted by two extraction plant turnarounds and unplanned outage due to a natural gas heater fire at the Harmattan Complex.
- In latter part of fourth quarter 2008 and during the first half of 2009, prices for power, natural gas and NGLs declined, breaking the historical price trend for these products. Reduced natural gas prices have directly affected the activity of producers within the WCSB.
- In second quarter 2009, the Trust purchased a short-term investment that resulted in an unrealized gain of $4.6 million.
- During 2009, the Trust has adjusted liabilities related to natural gas transaction within Energy Services resulting in a one-time revenue impact of $9.2 million.
- During fourth quarter 2009, Bear Mountain was fully connected to the B.C. power grid and met the conditions for commercial operations in order to receive the firm price under the 25-year energy purchase agreement with BC Hydro.
- Acquired all the outstanding common shares of Utility Group not previously held by AltaGas for $204.5 million including assumed debt.
- Acquired the 75.1 percent it did not already own of the outstanding shareholder loans and common shares of Heritage Gas Limited (Heritage Gas) for $111.0 million.

Consolidated Financial Statements

Management's Responsibility for Financial Statements

Management recognizes that it is responsible for the preparation of the Consolidated Financial Statements and is satisfied that these statements have been prepared using Canadian generally accepted accounting principles and are within reasonable limits of materiality. The internal controls and systems of AltaGas Income Trust (AltaGas or the Trust) are designed to provide reasonable assurance that the Trust's assets are safeguarded and to facilitate the preparation of relevant, reliable and timely information. Independent auditors have been engaged by the Trust to examine the Consolidated Financial Statements. The Consolidated Financial Statements are approved by the Board of Directors after considering the recommendation of the Audit Committee. The Audit Committee of the Board of Directors is composed of directors who are not officers or employees. The Consolidated Financial Statements and MD&A are discussed and reviewed by the Audit Committee with management and the independent auditors before such information is approved by the Committee and recommended to the Board of Directors for approval. The Board of Directors, on the recommendation of the Audit Committee, has approved the Consolidated Financial Statements in this report.

DAVID W. CORNHILL
Chairman and Chief Executive Officer
of AltaGas General Partner Inc.,
delegate of the Trustee of AltaGas Income Trust

February 25, 2010

DEBORAH S. STEIN
Vice President Finance and Chief Financial Officer
of AltaGas General Partner Inc.,
delegate of the Trustee of AltaGas Income Trust

February 25, 2010

Auditors' Report

To the Unitholders of AltaGas Income Trust

We have audited the consolidated balance sheets of AltaGas Income Trust as at December 31, 2009 and 2008 and the consolidated statements of income and accumulated earnings, comprehensive income and accumulated other comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of AltaGas Income Trust as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

ERNST & YOUNG, LLP
Chartered Accountants

February 23, 2010
Calgary, Canada

Consolidated Balance Sheets

As at December 31 ($ thousands)	2009	2008
ASSETS		
Current assets		
Cash and cash equivalents	$ 3,739	$ 18,304
Short-term investment (note 15)	19,436	–
Accounts receivable	203,673	220,280
Inventory	1,401	775
Restricted cash holdings from customers	27,228	24,017
Regulatory assets (note 4)	2,567	–
Risk management (note 15)	66,271	92,842
Prepaid expense and other current assets	7,505	7,705
	331,820	363,923
Capital assets (note 5)	1,857,095	1,436,686
Energy arrangements, contracts and relationships (note 6)	128,949	138,913
Goodwill (note 7)	201,728	143,840
Regulatory assets (note 4)	60,885	–
Risk management (note 15)	18,132	31,147
Long-term investments and other assets (note 8)	30,487	17,744
	$ 2,629,096	$2,132,253
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 158,319	$ 198,232
Distributions payable to unitholders	15,110	12,943
Short-term debt (note 9)	14,626	4,493
Current portion of long-term debt (note 10)	591,944	1,363
Customer deposits	30,678	24,017
Deferred revenue	–	2,777
Regulatory liabilities (note 4)	1,403	–
Risk management (note 15)	34,200	57,423
Other current liabilities	14,830	21,927
	861,110	323,175
Long-term debt (note 10)	408,170	559,412
Asset retirement obligations (note 12)	41,771	41,708
Future income taxes (note 13)	228,596	211,256
Regulatory liabilities (note 4)	16,610	–
Risk management (note 15)	14,491	16,745
Convertible debentures (note 11)	–	16,682
Future employee obligations (note 22)	9,491	5,833
	1,580,239	1,174,811
Unitholders' equity (notes 16, 17 and 18)	1,048,857	957,442
	$ 2,629,096	$2,132,253

Commitments and contingency (notes 9, 10, 15, 20, 22 and 26)

See accompanying notes to the Consolidated Financial Statements.

Approved by the Board of Directors of AltaGas General Partner Inc. on behalf of AltaGas Income Trust:

DAVID W. CORNHILL
Director

ROBERT B. HODGINS
Director

Consolidated Statements of Income and Accumulated Earnings

For the years ended December 31

($ thousands except per-unit amounts)	2009	2008
REVENUE		
Operating	$ 1.249.649	$1,803,928
Unrealized gain on risk management (note 15)	3.697	10,986
Other (notes 11 and 15)	14.919	1,881
	1,268.265	1,816,795
EXPENSES		
Cost of sales	811.688	1,340,318
Operating and administrative	208.219	221,500
Amortization:		
Capital assets	64,157	57,075
Energy arrangements, contracts and relationships	9.964	9,903
	1.094.028	1,628,796
Foreign exchange gain (loss)	(1)	1,369
Interest expense		
Short-term debt	1.283	2,632
Long-term debt	30.476	24,767
Income before income taxes	142.477	161,969
Income tax expense (recovery) (note 13)		
Current income tax	981	2,328
Future income tax	187	(3,930)
Net income	141.309	163,571
Accumulated earnings, beginning of year (note 2)	673.736	510,412
Accumulated earnings, end of year	$ 815.045	$ 673,983
Net income per unit (note 19)		
Basic	$ 1.80	$ 2.38
Diluted	$ 1.79	$ 2.36
Weighted average number of units outstanding (thousands) (notes 17 and 19)		
Basic	78.540	68,813
Diluted	79.371	69,704

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Income

For the years ended December 31

($ thousands)	2009	2008
Net income	$ 141,309	$ 163,571
Other comprehensive income (loss), net of tax		
Unrealized net gain on available-for-sale financial assets	3,877	–
Unrealized net gain on derivatives designated as cash flow hedges	15,088	20,560
Reclassification of available-for-sale financial assets as a result of business acquisition	–	(17,873)
Reclassification to net income of net gain (loss) on derivatives designated as cash flow hedges pertaining to prior periods	(29,309)	1,686
	(10,344)	4,373
Comprehensive income	$ 130,965	$ 167,944
Accumulated other comprehensive income (loss), beginning of year	$ 31,569	$ 27,169
Other comprehensive income (loss), net of tax	(10,344)	4,373
Accumulated other comprehensive income, end of year (note 15)	$ 21,225	$ 31,542

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For the years ended December 31 ($ thousands)	2009	2008
Cash from operations		
Net income	$ 141,309	$ 163,571
Items not involving cash:		
Amortization	74,121	66,978
Accretion of asset retirement obligations (note 12)	3,138	2,302
Unit-based compensation	(195)	387
Future income tax expense (recovery) (note 13)	187	(3,930)
Gain on sale of assets	(28)	(2,045)
Equity income	(158)	(1,388)
Unrealized gain	(9,468)	(10,986)
Goodwill impairment (note 7)	150	100
Other	2,788	1,801
Non-operating investment income	(9,585)	–
Asset retirement obligations settled (note 12)	(384)	(744)
Net change in non-cash working capital (note 21)	(17,729)	(10,891)
	184,146	205,155
Investing activities		
Increase (decrease) in customer deposits	(3,211)	352
Decrease in notes receivable	–	6,500
Capital expenditures	(242,970)	(143,928)
Disposition of capital assets	–	15,618
Investment in regulatory assets	(6,014)	–
Distributions from equity investments	3,236	291
Acquisition of short-term investment	(8,198)	–
Business acquisition (note 3)	(191,277)	(311,493)
Acquisition of long-term investments and other assets	(15,658)	–
	(464,092)	(432,660)
Financing activities		
Repayment of short-term debt	10,133	942
Net issuance of revolving long-term debt	16,132	233,985
Issuance of long-term debt	295,080	–
Repayment of long-term debt	(18,017)	(5,792)
Distributions to unitholders	(168,666)	(144,348)
Net proceeds from issuance of units	130,719	144,071
Net proceeds from issuance of warrants	-	4,500
	265,381	233,358
Change in cash and cash equivalents	(14,565)	5,853
Cash and cash equivalents, beginning of year	18,304	12,451
Cash and cash equivalents, end of year	$ 3,739	$ 18,304

See accompanying notes to the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

(Tabular amounts and amounts in footnotes to tables are in thousands of dollars unless otherwise indicated.)

1. STRUCTURE OF ALTAGAS INCOME TRUST

AltaGas Income Trust (AltaGas or the Trust) is an unincorporated open-ended investment trust governed by the laws of Alberta and created pursuant to a Declaration of Trust dated March 26, 2004. The Trust indirectly holds all of the assets, liabilities and businesses formerly held by AltaGas Services Inc. (ASI).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These Consolidated Financial Statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). Significant accounting policies are summarized below:

BASIS OF PRESENTATION

These Consolidated Financial Statements include the accounts of AltaGas Income Trust and all of its wholly owned subsidiaries, and its proportionate interests in various partnerships and joint ventures, including the Edmonton Ethane Extraction Plant, Empress ATCO Extraction Plant, Empress Provident Extraction Plant, Younger Extraction Plant, Sarnia Airport Storage Pool Limited Partnership, ASTC Power Partnership (ASTC), Inuvik Gas Ltd. (Inuvik Gas) and Ikhil Joint Venture. Transactions between the Trust and its wholly owned subsidiaries and the proportionate interests are eliminated on consolidation.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2009 the Trust adopted Emerging Issues Committee (EIC) 173 "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities" and the new Canadian Institute of Chartered Accountants (CICA) Handbook accounting requirements for Section 3064 "Goodwill and Intangible Assets". In accordance with the transitional provisions for these new standards, these policies were adopted retrospectively without restatement of prior periods.

Effective October 8, 2009 the Trust adopted the changes to Section 1100 "Generally Accepted Accounting Principles" and Section 3465 "Income Taxes" related to the recognition and measurement of assets and liabilities arising from rate regulation. The Trust adopted these standards as a result of the acquisition of AltaGas Utility Group Inc. (Utility Group) (note 3).

Effective December 31, 2009 the Trust adopted the revisions to Section 3862 "Financial Instruments – Disclosures". This policy was adopted retrospectively.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the EIC reached a consensus that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. Accordingly, the Trust was required to fair value derivative instruments, at the beginning of the period of adoption, to take into account both its own credit risk and counterparty credit risk. Any resulting difference has been recorded as an adjustment to retained earnings with the exception of cash flow hedges, which have been recorded in accumulated other comprehensive income.

In accordance with CICA Handbook Section 3863 "Financial Instruments – Presentation", the Trust changed its presentation of derivative financial assets and financial liabilities to report the net amount in the balance sheet where AltaGas has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. Accordingly, the Trust's comparative balances have been reclassified to reflect the change in accounting policy.

The net effect on the Trust's financial statements as at January 1, 2009 resulting from the above-mentioned changes is as follows:

Balance sheet account affected	Increase (Decrease)
Current assets – risk management	(25,772)
Long-term assets – risk management	(5,983)
Current liabilities – risk management	(25,421)
Long-term liabilities – risk management	(5,900)
Future income taxes	(285)
Unitholders' equity – accumulated earnings	(176)
Unitholders' equity – accumulated other comprehensive income	27

The unrealized gains and losses included in accumulated earnings and accumulated other comprehensive income were recorded net of income tax recovery of $287,645 and expense of $2,629, respectively.

Goodwill and Intangible Assets

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2008, the new CICA Handbook Section 3064 replaces Section 3062 "Goodwill and Other Intangible Assets", which included the old Section 3450 "Research and Development Costs" that was transferred in February 2008. This Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets, including internally generated intangible assets. This new section is effective for the Trust beginning January 1, 2009. There was no financial impact to AltaGas' financial statements as a result of these changes.

Goodwill represents that portion of the purchase price on acquisition that was in excess of the fair value of the net assets acquired. Goodwill is not subject to amortization but is tested at least annually for impairment by comparing the fair value of the reporting unit with its book value. If the carrying value of the reporting unit exceeds fair value, the fair value of goodwill is determined. Any excess of the carrying value of goodwill over its fair value is recorded as an impairment charge to income.

Intangible assets are initially recorded at cost, including costs directly attributable to acquiring, creating, producing and preparing the intangible asset to be capable of operating in the manner intended. An intangible asset that is capable of operating in the manner intended is amortized to income on a straight-line basis over the estimated useful life, unless it is determined to have an infinite life. Intangible assets are tested at least annually for impairment by comparing the fair value of the reporting unit with its book value. If the carrying value of the reporting unit exceeds fair value, the implied fair value of the intangible asset is determined. Any excess of the carrying value of intangible assets over its implied fair value is recorded as an impairment charge to income.

Financial Instruments - Disclosures

Effective for annual financial statements for fiscal years ending after September 30, 2009, the CICA revised standards under Handbook Section 3862 "Financial Instruments – Disclosures". The revisions require additional disclosure based on a fair value hierarchy that reflects the significance of the inputs used in measuring fair value. Financial assets and financial liabilities with fair value measurement based on quoted prices (unadjusted) in active markets are included in Level 1, inputs other than quoted prices that are observable either directly or indirectly in Level 2 and inputs that are not based on observable market data in Level 3. The disclosure requirements are effective for the Trust beginning December 31, 2009. The additional information to comply with these standards is disclosed in note 16.

Rate-regulated Assets and Liabilities

Effective for the Trust on October 8, 2009, the revisions to CICA Handbook Section 1100 "Generally Accepted Accounting Principles" pertain to the recognition and measurement of assets and liabilities arising from rate regulation. As a result of adopting these changes, the Utility Group, an indirect wholly owned subsidiary of AltaGas, reclassified $16.3 million of reserves for future removal and site restoration costs previously netted against capital assets to non-current regulatory liabilities.

Effective for the Trust on October 8, 2009, the revisions to CICA Handbook Section 3465 "Income Taxes" require the recognition of future income tax assets and liabilities as well as a separate regulatory asset or liability for the amount of future income taxes expected to be included in future tax rates and recovered from or paid to future customers. As a result of adopting these changes, Utility Group, an indirect wholly owned subsidiary of AltaGas, recognized $11.3 million of previously unrecognized future income tax liabilities and an offsetting regulatory asset.

SIGNIFICANT ACCOUNTING POLICIES

Business Combinations

All business combinations are accounted for using the purchase method. Under the purchase method, assets and liabilities of the acquired entity are recorded at fair value. The excess of the purchase price over the fair value of the assets and liabilities acquired is recorded as goodwill.

Regulation

AltaGas acquired AltaGas Utilities Inc. (AUI) and Heritage Gas Limited (Heritage Gas) in the acquisition of Utility Group (note 3), which also owns one-third of Inuvik Gas. AUI, Heritage Gas and Inuvik Gas engage in the delivery and sale of natural gas and are regulated by the Alberta Utilities Commission (AUC), the Nova Scotia Utility and Review Board (NSUARB) and the Northwest Territories Public Utilities Board (NWTPUB), respectively. The AUC and NSUARB exercise statutory authority over matters such as tariffs, rates, construction, operations, financing, returns, accounting and certain contracts with customers. In order to recognize the economic effects of the actions and decisions of the AUC and NSUARB, the timing of recognition of certain assets, liabilities, revenues and expenses as a result of regulation may differ from that otherwise expected using GAAP for entities not subject to rate regulation. Inuvik Gas is subject to light-handed regulation by the NWTPUB, whereby rates are set by Inuvik Gas based on competitive market price. Inuvik Gas is required to file its rates, terms and conditions of service with NWTPUB when they are revised. The NWTPUB can take action should any complaints be received and may review the affairs, earnings and accounts of Inuvik Gas as it deems necessary.

Regulatory assets represent future revenues associated with certain costs incurred in the current period or in prior periods that will be recovered from customers in future periods through the rate-setting process. Regulatory liabilities represent future reductions or limitations of increases in revenue associated with amounts that are to be refunded to customers through the rate-setting process.

See note 4 for a description of the financial statement effects of rate regulation.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and balances with banks and investments in money market instruments with original maturities of less than three months.

Short-term Investment

Short-term investments are highly liquid investments with no contractual maturities. Short-term investments are recorded at fair value based on quoted market prices, with changes in fair value recorded in other revenue.

Inventory

Inventory consists of materials and supplies and natural gas liquid (NGL) product held for sale. All inventories are valued at the lower of cost or net realizable value. Cost is assigned using a weighted average cost formula.

Customer Deposits

Cash deposited by customers under the terms of natural gas and power agency arrangements is invested in short-term deposits with a Canadian chartered bank. These funds are restricted and are not available for general use by the Trust. Any corresponding liability is classified as customer deposits within current liabilities.

Capital Assets and Amortization

Capital assets are recorded at cost plus interest incurred during the construction period to finance long-term construction projects. Major renewals or betterments are included in the cost of capital assets while routine repair and maintenance costs are expensed in the period incurred.

The Trust amortizes the cost of capital assets, net of salvage value, on a straight-line basis based on the estimated useful life of the assets, with the exception of regulated natural gas distribution assets, where amortization is calculated on a straight-line basis or over the contract term of a specific agreement at rates approved by the regulatory authorities.

Gas	
Extraction and transmission (E&T) assets	15–40 years
Field gathering and processing (FG&P) assets	15–25 years
Energy Services assets	19 years
Storage assets	20–50 years
Natural gas distribution assets	0.85–23.82 percent
Other assets	1–32 years
Power	
Assets under capital lease	10 years
Power generation assets	20–30 years
Corporate	
Other assets	1–5 years

Depletion of natural gas properties is provided using the unit of production method based upon estimated proved reserves before royalties.

Leases are classified as either capital or operating. Leases that transfer substantially all the benefits and risks of ownership of property to AltaGas are accounted for as capital leases. Assets under capital lease are accounted for as assets and are amortized on a straight-line basis over the lease term. The capital lease obligations reflect the present value of future lease payments. The finance element of the lease payments is charged to income over the term of the lease. Commitments to repay the principal amounts arising under capital lease obligations are included in current liabilities to the extent that the amount is repayable within one year; otherwise, the principal is included as a long-term debt.

Net additions to natural gas distribution assets at AUI and Heritage Gas are not depreciated until the year after they are brought into active service, as required by the respective regulatory authorities.

Energy Arrangements, Contracts, Relationships and Amortization

Energy arrangements, contracts and relationships are recorded at cost, which was fair value at the time of purchase, and are amortized on a straight-line basis over their term or estimated useful life.

Sundance B power purchase arrangements (PPAs)	19 years
Natural gas and power marketing contracts	18–49 months
Energy Services relationships	15 years
E&T contracts	10–20 years

AltaGas owns 50 percent of two Sundance B PPAs through its interest in the ASTC. ASTC is committed to purchasing all of the power from the two 353-MW capacity Sundance B generating units. The investment in the PPAs and the corresponding revenue and expenses thereunder are recorded on a proportionate basis. Acquisition of the Sundance B PPAs required a capital outlay. The Trust is obligated to make payments to the owners of the underlying generating units over the remaining terms of the PPAs to December 31, 2020. Such amounts are recorded as cost of sales as incurred. Revenue from the sale of the committed power is recorded based on target generator availability.

The natural gas and power marketing contracts are the rights and obligations to buy and sell fixed volumes of natural gas and power at contracted prices. Revenue and expenses are recorded when product is delivered.

Energy Services relationships were purchased along with substantially all of the assets and liabilities of iQ2 Power Corp., PremStar Energy Canada Ltd. (re-named AltaGas Energy Limited Partnership subsequent to acquisition), ECNG Canada Ltd. and Energistics Group Inc. and are recorded at fair value and amortized on a straight-line basis commencing with the expiration of the related short-term marketing contracts over the 15-year expected useful life of the relationships.

The E&T contracts were acquired through the acquisition of Taylor NGL Limited Partnership (Taylor) (note 3) and are recorded at fair value and amortized on a straight-line basis over the average expected life of the contracts.

Financial Instruments

All financial instruments, including derivatives, are included on the Consolidated Balance Sheets initially at fair value. The financial assets are classified as held-for-trading, held-to-maturity, loans and receivables, or available-for-sale. Financial liabilities are classified as held-for-trading or other financial liabilities. Subsequent measurement is determined by classification.

Held-for-trading financial assets and liabilities are entered into with the intention of generating a profit and consist of swaps, options, forwards and equity investments. These financial instruments are initially accounted for at their fair value, and changes to fair value are recorded in income. Held-to-maturity financial assets are accounted for at their amortized cost using the effective interest method. The Trust does not have any held-to-maturity financial instruments. Loans and receivables are accounted for at their amortized cost using the effective interest method. The available-for-sale classification includes non-derivative financial assets that are designated as available-for-sale or are not included in the other three classifications. Available-for-sale instruments are initially accounted for at their fair value, and changes to fair value are recorded through other comprehensive income. Investments in equity instruments that do not have a quoted market price in an active market are measured at cost. Income earned from these investments is included in other revenue.

Other financial liabilities not classified as held-for-trading are accounted for at their amortized cost, using the effective interest method.

Derivatives embedded in other financial instruments or contracts (the host instrument) are recorded separately and are measured at fair value if the economic characteristics of the embedded derivative are not closely related to the host instrument, the terms of the embedded derivative are not the same as those of a stand-alone derivative, and the total contract is not held-for-trading or accounted for at fair value. Changes in fair value are included in income. All derivatives, other than those that meet the expected purchase, sale or usage requirements exception, are carried on the Consolidated Balance Sheets at fair value. The Trust used January 1, 2003 as the transition date for identifying embedded derivatives.

Hedges

As part of its asset and liability management, the Trust uses derivatives to reduce its exposure to commodity price, interest rate and foreign exchange risk. The Trust designates certain derivatives as hedges and prepares documentation at the inception of the hedging contract. The Trust performs an assessment at inception and during the term of the contract to determine if the derivative used as a hedge is effective in offsetting the risks in the values or cash flows of the hedged item. All derivatives are initially recorded at fair value and adjusted to fair value at each reporting date.

The effective portion of changes in the fair value of cash flow hedges is recognized in other comprehensive income (OCI). Ineffective portions and amounts excluded from effectiveness testing of hedges are included in income. Gains or losses from cash flow hedges that have been included in accumulated other comprehensive income are included in net income when the underlying transaction has occurred or is likely not to occur. The Trust has hedged certain future cash flows over a range of periods to a maximum of seven years.

Comprehensive Income and Equity

The Trust's financial statements include a Consolidated Statement of Comprehensive Income and Accumulated Other Comprehensive Income, which consists of earnings and the effective portion of changes in unrealized gains and losses related to available-for-sale assets and cash flow hedges. In addition, the Trust presents separately in its unitholders' equity note the changes for each of its components of unitholders' equity. Accumulated other comprehensive income and a one-time transition adjustment have been added to the Trust's unitholders' equity as a result of the implementation of this standard.

Long-Term Investments and Other Assets

Investments in entities in which AltaGas has the ability to exercise significant influence are accounted for by the equity method. Other long-term investments are recorded at cost and designated as available-for-sale or held-for-trading. Available-for-sale assets are initially accounted for at their fair value with changes to fair value recorded through OCI. Investments in equity instruments that do not have a quoted market price in an active market will be measured at cost. Held-for-trading assets are initially accounted for at fair value with changes in fair value recorded in other revenue.

Development Costs

The Trust expenses development costs as incurred unless such development costs meet certain criteria related to technical, market, regulatory and financial feasibility for capitalization. Development costs are examined annually to ensure capitalization criteria are still met. When the criteria that previously justified the deferral of costs are no longer met, the unamortized balance is taken as a charge to income in the period when this determination is made. Development costs are amortized based on the expected period and pattern of benefit, beginning at the commencement of commercial operations.

Asset Retirement Obligations

The Trust recognizes asset retirement obligations in the period in which the legal obligation is incurred and a reasonable estimate of fair value can be determined. The associated asset retirement costs are capitalized as part of the carrying amount of the asset and are depreciated over the estimated useful life of the asset. The liability is increased due to the passage of time over the estimated period until the settlement of the obligation, with a corresponding charge to operating and administrative expense in the Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Income.

No asset retirement obligations have been recorded for certain transmission and distribution assets due to their indeterminate life.

Revenue Recognition

In the Gas Segment, the extraction and transmission, field gathering and processing and Energy Services business recognize revenue at the time the product or service is delivered. The natural gas distribution business recognizes revenue when the product or service is delivered on the basis of regular meter readings or estimates of usage and is consistent with the underlying rate-setting mechanism mandated by the applicable regulating authority.

The Power Segment recognizes revenue based on target generator availability in accordance with the Sundance B PPAs and at the time the product or service is delivered for all other power generation.

Realized gains and losses from risk management activities related to commodity prices are recognized in the related segment revenues when the sale occurs or when the underlying financial asset or financial liability is removed from the Consolidated Balance Sheets. Unrealized gains and losses in respect of fair value changes to the Trust's risk management activities are recorded as revenue based on the related mark-to-market calculations at the end of the reporting period in the Corporate Segment.

Transaction Costs Related to Financial Instruments

Transaction costs related to the acquisition of held-for-trading financial assets and liabilities are expensed as incurred. For financial instruments classified as other than held-for-trading, transaction costs attributable to the acquisition or issue of the financial asset or liability are added to the initial carrying amount of the financial instrument and recognized in earnings using the effective interest method.

Foreign Currency Translation

Monetary assets and liabilities denominated in a foreign currency are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated at the exchange rate in effect at the transaction date. Revenues and expenses are converted at the average exchange rate applicable to the period.

Recognition Date

AltaGas uses the settlement date for transactions. Any difference in value between the trade and settlement date for third-party transactions will be recognized on the balance sheet and in net income or in OCI as appropriate.

Effective Interest Method

The Trust uses the effective interest method to calculate the amortized cost of a financial asset or liability and to allocate the interest income or expense over the relevant period. The effective interest rate is the rate that exactly discounts the estimated cash flows associated with the instrument over the expected life of the financial instrument, or where appropriate a shorter period, to the net carrying amount of the financial asset or liability.

Unit-Based Compensation Plans

The Trust follows the fair value method of accounting for Trust unit options granted during the year. Unit options are valued at the date of the grant and recognized as compensation expense over the vesting period of the options. Consideration received by the Trust on exercise of the option rights is credited to unitholders' capital.

AltaGas has a Mid-Term Incentive Plan in which participants receive phantom units requiring settlement of cash payments. During the graded vesting period, compensation expense is recognized using the liability method and is recorded as operating and administrative expense over the vesting period. A change in value of the vested phantom units is recognized in the period the change occurs.

Pension Plans and Post-Retirement Benefits

The cost of defined benefit pension plans and post-retirement benefits is actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. The current service cost is the sum of the individual current service costs, and the accrued benefit obligation is the sum of the accrued liabilities for all participants.

For purposes of calculating the expected return on plan assets, those assets are valued at fair value. The cumulative net actuarial gain or loss at the beginning of the year in excess of 10 percent of the greater of the accrued benefit obligation and the fair value of plan assets is amortized on a straight-line basis over the average remaining service life of the active employees. The average remaining service period of the active members covered by the defined benefit pension plans and post-retirement benefit plans is 14.8 years and 10.1 years, respectively. Transitional obligations are being amortized on a straight-line basis over the remaining service life of active employees. Past service costs resulting from plan amendments are amortized on a straight-line basis over the average remaining service life of active employees for the respective plan.

Income Taxes

The Trust is a taxable entity under the Income Tax Act (Canada), and its income that is not paid or payable to the unitholders is taxable in a particular taxation year. Prior to 2007 the Trust allocated all of its Canadian taxable income to the unitholders in accordance with its Trust indenture and met the requirements of the Income Tax Act (Canada) applicable to the Trust. Accordingly, no provision for Canadian income tax expense was made for the Trust.

On June 22, 2007 the Specified Investment Flow-through (SIFT) tax received royal assent, creating a new tax to be applied to distributions from certain income trusts and partnerships, including AltaGas, effective January 1, 2011. On December 14, 2007 reduced tax rates were enacted and are to be applied to distributions at the tax rates of 29.5 percent and 28.0 percent effective January 1, 2011 and 2012, respectively.

Based on the amount of the Trust's temporary differences that were anticipated to reverse after January 1, 2011, the Trust had recorded a SIFT future income tax expense and future income tax liability for the year ended December 31, 2007. This non-cash expense had no immediate impact on cash flows. Temporary differences occur when the book carrying value of AltaGas' assets and liabilities for accounting purposes differs from the amounts attributed to these same assets and liabilities for tax purposes. A tax rate of nil was applied to any temporary differences reversing before 2011.

In 2008 the partnership in which the temporary differences for SIFT tax purposes resided was moved under an operating subsidiary, with the result the SIFT future tax liability was replaced by a future tax liability at corporate tax rates.

The anticipated amount and timing of reversals of temporary differences will be dependent on the Trust's actual results, distributions and actual acquisition and disposition of assets and liabilities and restructuring within the Trust. As a result, a change in estimates or assumptions could materially affect the estimate of the future tax liability.

Income taxes are calculated in the subsidiary companies of the Trust using the liability method of tax accounting. Under this method, future income tax assets and liabilities are determined based on differences between the book carrying value and the tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that are anticipated to be in effect in the periods in which the differences are expected to be settled or realized. GAAP requires these future income tax liabilities to be recognized in the Consolidated Financial Statements.

Related Party Transactions

Transactions with related parties that are conducted in the normal course of operations and non-routine transactions have been recorded at the exchange amount.

Per-Unit Information

Basic net income per unit is calculated on the basis of the weighted average number of trust and exchangeable units outstanding during the period. Diluted net income per unit is calculated as if the proceeds obtained upon exercise of options were used to purchase units at the average market price during the period plus the trust units issuable on conversion of outstanding convertible debentures and warrants. Diluted net income is increased by the interest on the convertible debentures and decreased by the accretion on the convertible debentures. As of September 16, 2009 the Trust redeemed any outstanding convertible debentures.

Use of Estimates and Measurement Uncertainty

The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the period. Key areas where management has made complex or subjective judgments when matters are inherently uncertain include but are not limited to amortization, asset impairment, litigation, environmental and asset retirement obligations, financial instruments, pension plans and other post-retirement benefits, unit-based compensation, income taxes and regulatory assets and liabilities. Certain estimates are necessary for the regulatory environment in which AltaGas' subsidiaries or affiliates operate, which often requires amounts to be recorded at estimated values until these amounts are finalized pursuant to regulatory decisions or other regulatory proceedings. By their nature, these estimates are subject to measurement uncertainty and may impact the Consolidated Financial Statements of future periods.

Warrants

Warrants are recorded at fair value, deemed to be the gross proceeds upon issue and are included as part of unitholders' equity.

Emission Credits

Emission credits purchased or generated internally are recorded at fair value and included in other current assets. Cost is deemed to be the fair value as no active market currently exists for emission credits.

FUTURE ACCOUNTING CHANGES

Section 1582 "Business Combinations"

This section applies to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. The new CICA Handbook Section 1582 will replace Section 1581 "Business Combinations", establishing standards for the accounting for a business combination that will more closely resemble those under International Financial Reporting Standards (IFRS). Earlier adoption of this section is permitted. The section is not expected to have a material impact on the Consolidated Financial Statements.

Section 1601 "Consolidated Financial Statements" and Section 1602 "Non-Controlling Interests"

Effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2011, the new CICA Handbook Sections 1601 and 1602 will replace Section 1600 "Consolidated Financial Statements". These sections establish standards for the preparation of consolidated financial statements and accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. Earlier adoption of this section is permitted as of January 1, 2010 for the Trust. Management has not fully determined the impact of adopting this standard.

International Financial Reporting Standards (IFRS)

Canadian publicly traded companies will be required to prepare their financial statements in accordance with IFRS as issued by the International Accounting Standards Board, for the financial years beginning on or after January 1, 2011. Effective January 1, 2011, AltaGas will adopt IFRS as the basis for preparing its Consolidated Financial Statements. Financial results for the quarter ended March 31, 2011 shall be prepared on an IFRS basis, with comparative data on an IFRS basis, including an opening balance sheet, as at January 1, 2010. Management has not fully determined the financial impact of adopting IFRS on its financial statements; however, it should be noted that the current financial statements may be significantly different if presented in accordance with IFRS.

3. BUSINESS ACQUISITIONS

AltaGas Utility Group Inc.

On October 8, 2009 AltaGas Holdings No. 3 Inc. (AltaGas Holdings #3), an indirect wholly owned subsidiary of AltaGas, acquired all of the outstanding common shares of Utility Group not already owned by AltaGas and its affiliates.

Utility Group was a publicly traded company holding interests in AUI, Heritage Gas and Inuvik Gas. Utility Group also holds a 33.3335 percent interest in the Ikhil Joint Venture (Ikhil), which produces and supplies natural gas in Inuvik, Northwest Territories.

AltaGas paid Utility Group shareholders $10.50 per common share in cash. The aggregate purchase price was $80.2 million, including $75.2 million of cash for the remaining 81.7 percent of Utility Group and $5.0 million in transaction costs.

Until the date of acquisition, AltaGas accounted for its investment in Utility Group using the equity method. As a result, the Trust's portion of income earned by Utility Group was recorded as other revenue in the Corporate Segment. As of October 8, 2009, the operating results of Utility Group are consolidated with the results of the Trust within the Gas Segment.

AltaGas drew on its available credit facility to finance the cash consideration of $75.2 million for the Utility Group acquisition.

Heritage Gas Limited

On November 18, 2009 AltaGas acquired all of the Heritage Gas common shares and shareholder loans not already owned. Heritage Gas operates a full regulation-class natural gas distribution franchise in Nova Scotia.

AltaGas paid approximately $109.8 million for the remaining 75.1 percent in Heritage Gas. The aggregate purchase price was $111.0 million, including $109.8 million of cash for all of the common shares and shareholder loans not previously owned and $1.2 million in transaction costs.

Until the date of acquisition, AltaGas accounted for its investment in Heritage Gas using the proportional accounting method.

Purchase Price Allocation

The following table summarizes the total consideration and the estimated fair value of the assets acquired and liabilities assumed on October 8, 2009 and November 18, 2009 for Utility Group and Heritage Gas, respectively. Any final adjustments may significantly change the allocation of the purchase price and could affect the fair value assigned to assets and liabilities. The preliminary allocation of the purchase price is as follows:

	Utility Group	Heritage Gas	Total
Cash consideration	$ 75,199	$ 109,828	185,027
Estimated transaction costs	5,000	1,200	6,200
Total consideration			191,227

Purchase price allocation			
Assets acquired			
Current assets	$ 16,743	$ 5,377	
Capital assets	149,371	74,808	
Regulatory assets	16,633	34,509	
Goodwill (note 7)	44,143	13,895	
Long-term investments and other assets	3,267	–	358,746
Less liabilities assumed			
Current liabilities	23,078	8,214	
Long-term debt	101,511	–	
Regulatory liabilities	13,587	–	
Asset retirement obligations	96	–	
Future income taxes	9,113	9,347	
Future employee obligations	2,573	–	167,519
			191,227

In accordance with CICA Handbook Section 1600 "Consolidated Financial Statements", AltaGas accounted for the Utility Group acquisition as a step-by-step purchase resulting from the Trust's original equity accounted investment in Utility Group. Accordingly, the $12.3 million investment was proportionately allocated to identifiable assets and liabilities of Utility Group.

2008

Acquisition of Taylor NGL Limited Partnership

On January 10, 2008 AltaGas Holding Limited Partnership No. 1 (AltaGas LP #1) acquired all of the outstanding limited partnership units of Taylor (other than the Taylor units already owned by AltaGas and its affiliates). Taylor participated in the energy business through ownership of NGL extraction plants, natural gas processing assets and two NGL pipelines. It also had an interest in a 7-MW run-of-river hydroelectric generation plant.

AltaGas offered Taylor unitholders $11.20 in cash or 0.42 units of AltaGas per unit of Taylor, subject to maximum aggregate limits of $245.0 million in cash and 8.0 million Trust units, including up to approximately 1.9 million exchangeable units. Prior to closing the acquisition, $27.9 million of Taylor convertible debentures were redeemed, increasing Taylor units outstanding by 2.7 million. AltaGas paid $256.3 million of cash and 7.7 million Trust units (including 0.2 million exchangeable units) valued at $198.9 million for all the outstanding units not previously owned by AltaGas and $5.9 million in transaction costs. The value of the Trust units issued was determined based on the weighted average market price between two days preceding and two days subsequent to November 11, 2007, the date the offer had been agreed upon and announced.

The following table summarizes the total consideration and the estimated fair value of the assets acquired and liabilities assumed at January 10, 2008. The allocation of the purchase price is as follows:

Total consideration for 100% of Taylor		
Cost of 8.9% investment in Taylor originally owned by AltaGas		$ 23,156
Purchase price for the remaining 91.1% of Taylor units		
Cash consideration	$ 256,281	
Units	198,861	
Estimated transaction costs	5,884	
Equity portion of Taylor convertible debentures	2,127	463,153
Total consideration		$ 486,309

Purchase price allocation for 100% of Taylor		
Assets acquired		
Current assets	$ 30,584	
Capital assets	592,030	
Energy arrangements, contracts and relationships	53,100	
Goodwill (note 7)	125,680	
Long-term investments and other assets	4,640	806,034
Less liabilities assumed		
Current liabilities	27,549	
Long-term debt	110,423	
Convertible debentures	22,171	
Asset retirement obligations	18,741	
Future income taxes	135,320	
Future employee obligations	2,542	
Risk management	2,979	319,725
		$ 486,309

At the date of acquisition, AltaGas accounted for its investment in Taylor using the cost method. As a result, the investment in Taylor was designated as available-for-sale and was measured at fair value, with the changes in fair value recorded in OCI. As of January 10, 2008 Taylor was included in AltaGas' Consolidated Financial Statements.

AltaGas drew on its available credit facility to finance the cash consideration of $256.3 million for the Taylor acquisition.

Acquisition of Power Projects under Development

On July 31, 2008 AltaGas acquired NovaGreen Power Inc. (re-named AltaGas Renewable Energy Inc.) a wholly owned subsidiary of NovaGold Resources Inc., for $35 million on closing, with an additional $3.75 million on completion of certain conditions. AltaGas Renewable Energy Inc. is developing the Forrest Kerr run-of-river hydroelectric project in northwest B.C., which is expected to have capacity of 195 MW. AltaGas Renewable Energy Inc. is also pursuing three other development projects, all within the same region as Forrest Kerr, with additional potential combined run-of-river hydroelectric capacity of approximately 130 MW.

On August 15, 2008 AltaGas acquired GreenWing Energy Management Ltd.'s 45 percent interest in GreenWing Energy Development Limited Partnership (re-named AltaGas Renewable Energy Limited Partnership) for $12.3 million. As a result, the Trust now owns 100 percent of AltaGas Renewable Energy Limited Partnership. The portfolio of wind assets includes 650 MW in mature-stage development and 850 MW in early-stage development.

4. FINANCIAL STATEMENT EFFECTS OF RATE REGULATION

AltaGas accounts for certain transactions in accordance with applicable regulations enforced by the AUC and NSUARB, which may be different in the absence of rate regulations. This results in the creation of regulatory assets and liabilities.

When the AUC or NSUARB issues a decision affecting the financial statements, the effects of the decision are recorded in the period in which the decision is received. However, if in management's judgment a reasonable estimate can be made regarding the impact a pending decision will have on the current year's financial statements, an estimate will be recorded in the current year for the expected impact.

Return on Rate Base

A generic cost of capital proceeding in Alberta during 2009 resulted in an AUC decision setting the return on equity for 2009 and 2010 at 9 percent. The AUC 2009 generic cost of capital decision further set AUI's regulated capital structure at 57 percent debt and 43 percent equity.

Heritage Gas' regulated capital structure is set at 55 percent debt and 45 percent equity with a return on equity of 13 percent. The NSUARB has approved this structure and return until December 31, 2011.

Regulatory Process - Delivery Tariffs

AUI's and Heritage Gas' delivery tariffs are designed to recover AUI's and Heritage Gas' approved cost-of-service and an approved return on equity. Tariffs are determined through a two-phase General Rate or Tariff Application (GTA). Phase 1 establishes the revenue requirement and Phase 2 sets the rates to be charged to various customer classes.

AUI seeks approval of its revenue requirement through a negotiated settlement process with interested parties or through an administrative hearing before the AUC. The AUC monitors the negotiated settlement process, and AUC approval is required for any settlement AUI reaches with interested parties. Factors affecting AUI's revenue requirement include forecasts for rate base, distribution and other revenue, operating costs, depreciation, financing costs, income taxes and return on rate base.

Heritage Gas uses an administrative hearing before the NSUARB for the two phases of the regulatory process.

Although the approved revenue requirement and subsequent approved rates are based on forecasts and actual results can differ from these forecasts, no adjustment is made to either the revenue requirement or rates for actual results varying from forecast. Once the rates are approved for a period, all risks and rewards from differences in actual versus forecast energy units delivered, capital expenditures, number of service sites billed, operating costs, debt servicing costs and taxes are borne by the unitholders. Actual results achieved can therefore differ from allowed returns.

Regulatory Process - Gas Cost Recovery Rate and Third-Party Transportation Rate

The Gas Cost Recovery Rate (GCRR) is charged to consumers for gas supply and is designed to allow AUI and Heritage Gas to recover the market-determined price paid for natural gas without any markup. The AUC and NSUARB have established a framework for AUI and Heritage Gas to file their costs monthly with the AUC and NSUARB, respectively. The AUC reviews AUI's GCRR applications to ensure that only the actual cost of gas is passed on to customers. Once verified by the AUC, interested parties have 30 days to file any objections to the rate. The NSUARB has established that it does not have jurisdiction over setting the GCRR and therefore Heritage Gas advises the NSUARB of the new price for the following month.

The Third-Party Transportation Rate (TPTR) is designed to allow AUI to recover third-party gas transportation service costs without any markup and is administered in an equivalent manner to GCRR. The TPTR applies to customers buying retail gas supply, which is the non-regulated gas supplied by competitive retailers, as well as customers buying default gas supply, since third-party transportation is required by all customers.

Cost of Natural Gas Sales

The cost of natural gas sales included in customer rates is based on the forecast cost of natural gas. As described in the GCRR process above, variances between forecast cost and actual costs of natural gas are deferred for refund to or collection from customers through adjustments to future rates. For both AUI and Heritage Gas, such adjustments generally occur in the following month.

Cost of natural gas sales for Inuvik Gas is based on market rates and there is no cost pass-through mechanism.

Regulatory Assets

Deferred Charges

Certain charges connected with costs of regulation are recorded at cost, deferred and amortized as approved by the regulator. The recovery or settlement period, or likelihood of recovery or settlement, of deferred charges is affected by the ultimate treatment by the regulator in the rate-setting process. There is risk and uncertainty that the regulator may not allow full recovery of recorded regulated assets.

Revenue Deficiency Account

Heritage Gas has approval from the NSUARB to use a Revenue Deficiency Account (RDA). The RDA changes are based on the difference between the actual revenue billed and the revenue required to earn the rates of return approved by the NSUARB. AUI accrues revenue equal to the difference between the revenue requirement expected to be received under its proposed GTA and the sales revenues at current approved rates. When the AUC issues a decision regarding the GTA, AUI bills revenue based on the approved revenue requirement and the revenue forecast to be collected at current approved rates and collects the revenue by way of a deficiency rate rider. The AUI accrual is included in accounts receivable.

AUI accrues revenue associated with the difference between the accrued costs and the funded costs of other retirement benefits. This revenue is recovered from customers in future periods in a manner that is consistent with the underlying rate-setting mechanism as mandated by the regulator.

For entities not subject to rate regulation, GAAP does not provide for the accrual of a revenue deficiency. Revenue would be recognized based on services provided to customers during the period.

Regulatory assets and liabilities recognized in the Consolidated Balance Sheet as at December 31, 2009 are as follows:

Regulatory assets – current	
Deferred cost of gas	2,567
	$ 2,567
Regulatory assets – non-current	
Deferred charges	474
Future recovery of other retirement benefits	1,416
Deferred depreciation	2,546
Deferred future taxes	22,583
Revenue deficiency account	33,866
	$ 60,885
Regulatory liabilities– current	
Deferred property taxes	70
Deferred cost of gas	72
Deferred regulatory costs	1,261
	$ 1,403
Regulatory liabilities – non-current	
Future removal and site restoration costs	16,610
	$ 16,610

AUI incurred costs to meet CEO/CFO certification requirements as mandated by the Canadian Securities Administrators. For regulatory purposes, differences between forecast and actual costs are held as a regulatory asset until the regulator rules on their final disposition. As directly by the AUC, AUI expensed the remaining deferred charges during the year through operating and administrative expenses. In the absence of regulatory accounting, GAAP would require that actual CEO/CFO certification costs be recognized as an expense when incurred and operating income would have been $0.4 million higher in 2009.

For rate-setting purposes at Heritage Gas and AUI, differences between forecast and actual costs of regulatory proceedings are held as a regulatory asset or liability until the regulator rules on their final disposition. Heritage incurred costs related to regulatory proceedings in 2004, 2006 and 2007. These costs are being amortized on a straight-line basis over a five-year period as approved by the NSUARB. Regulatory costs at AUI are included in 2009 allowed rates on a interim basis using forecast costs. AUI intends to seek and expects to receive the regulator's approval for refund of the year-end 2009 deferred regulatory costs in future rate proceedings. AltaGas expensed $0.3 million deferred charges in 2009 through operating and administrative costs. In the absence of regulatory accounting, GAAP would require that actual regulatory costs be recognized as an expense when incurred, and operating income would have been $0.3 million higher in 2009.

Natural gas and transportation costs are included in the approved tariff on a monthly forecast basis. For rate-setting purposes differences between forecast and actual costs in the month are held for collection or refund in the following months. AltaGas recognizes the cost variances as a regulatory asset or liability based on the expectation that amounts held from one month to the next for regulatory purposes will be approved for collection from or refund to customers in future months. AltaGas expects to recover the outstanding deferred costs in the first quarter of the following year. In the absence of regulatory accounting, GAAP would require that actual costs be recognized as an expense when incurred, and operating results would have been $2.1 million lower in 2009.

Future income taxes expected to be included in future recoveries from customers are deferred in accordance with CICA Handbook Section 3465. In the absence of rate regulation, GAAP would require that future income taxes be recognized in income when incurred and net income would have been $1.5 million lower in 2009.

Property taxes are included in allowed rates on an annual forecast basis. For regulatory purposes, differences between forecast and actual costs in the year are held for collection or refund in the following month. AUI recognizes the cost variances as a regulatory asset or liability based on the expectation that amounts held from one year to the next for regulatory purposes will be approved for collection from or refund to customers in future years. AltaGas expects to refund the December 31, 2009 outstanding deferred costs in 2010. In the absence of regulatory accounting, GAAP would require that actual costs be recognized as an expense when incurred.

Other retirement benefits are accounted for on an accrual basis in accordance with CICA Handbook Section 3461. For regulatory purposes, these other retirement benefit costs are recoverable from customers based on the funding of the costs. The revenue associated with the difference between the accrued costs and the funded costs is accrued and is expected to be recovered from customers in future periods. In the absence of regulatory accounting, GAAP would require that accrued revenue be recognized in the period earned, and operating income would have been $0.1 million lower in 2009.

Pursuant to the NSUARB decision dated February 12, 2009, Heritage Gas was ordered to suspend amortization for regulatory purposes for the 2009–2011 period. As a result of this order, Heritage Gas has set up a regulatory asset equal to the amortization required under GAAP. The effect of this decision for the year ended December 31, 2009 was to record a deferred regulatory revenue accrual of $2.5 million and deferred regulatory asset of $2.5 million. This regulatory deferral amount is expected to be recovered on the same basis as the amended amortization charge over the remaining useful life of related assets commencing in 2012.

Future removal and site restoration costs are included in revenue as allowed by the regulator. AUI recognizes the variance between amounts collected and future removal and site restoration costs incurred as a regulatory asset or liability based on the expectation that amounts held for regulatory purposes will be approved for collection from or refund to customers in future periods. In the absence of rate regulation, GAAP would require that the variance between the amounts collected and incurred be recognized as revenue in the period of collection, and income would have been $0.1 million lower in 2009.

The RDA at December 31, 2009 was $33.9 million. The effect of the RDA accumulation was to increase 2009 revenue by $0.9 million. In the absence of regulatory accounting, GAAP would require that the revenue deficiency account would not be recognized and would have reduced operating income by $0.9 million in 2009.

5. CAPITAL ASSETS

	2009			2008		
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Gas						
E&T assets	$ 896,753	$ (97,998)	$ 798,755	$ 871,042	$ (70,590)	$ 800,452
FG&P assets	629,284	(202,791)	426,493	619,465	(174,797)	444,668
Energy services assets	1,555	(1,343)	212	1,555	(1,173)	382
Storage assets	23,423	(284)	23,139	9,053	–	9,053
NGD assets	271,464	(1,420)	270,044	–	–	–
Other assets	8,303	(5,339)	2,964	7,791	(4,003)	3,788
Power						
Capital lease (note 10)	13,798	(7,358)	6,440	13,798	(6,119)	7,679
Power generation assets	323,118	(1,081)	322,037	158,881	(72)	158,809
Other assets	330	–	330	–	–	–
Corporate						
Other assets	23,270	(16,589)	6,681	25,919	(14,064)	11,855
	$ 2,191,298	$ (334,203)	$ 1,857,095	$ 1,707,504	$ (270,818)	$ 1,436,686

Interest capitalized on long-term capital construction projects for the year ended December 31, 2009 was $7.1 million (2008 – $3.2 million). At December 31, 2009 the Trust had spent approximately $326.8 million (2008 – $188.1 million) on capital projects under construction that were not yet subject to amortization.

Net additions to natural gas distribution assets at AUI and Heritage Gas are not amortized until the year after they are brought into active service, as required by the respective regulating authorities. Natural gas distribution assets not subject to amortization were $18.7 million as at December 31, 2009 (December 31, 2008 – nil).

6. ENERGY ARRANGEMENTS, CONTRACTS AND RELATIONSHIPS

	2009			2008		
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Energy services and E&T arrangements and contracts	$ 168,171	$ (54,799)	$ 113,372	$ 168,171	$ (46,228)	$ 121,943
Energy services relationships	20,892	(5,315)	15,577	20,892	(3,922)	16,970
	$ 189,063	$ (60,114)	$ 128,949	$ 189,063	$ (50,150)	$ 138,913

The amortization of the energy services relationships began in 2006, upon expiration of the corresponding short-term marketing contracts.

7. GOODWILL

	2009	2008
Balance, beginning of year	$ 143,840	$ 18,260
Acquisition (note 3)	58,038	125,680
Goodwill impairment	(150)	(100)
Balance, end of year	$ 201,728	$ 143,840

Through its annual goodwill impairment testing in 2009, AltaGas determined that the fair value of an investment was less than the book value and reduced the carrying value by $0.2 million (December 31, 2008 – $0.1 million).

8. LONG-TERM INVESTMENTS AND OTHER ASSETS

	2009	2008 [1]
Equity accounted investments in publicly traded entities	$ –	$ 12,660
Investments in publicly traded entities	24,332	–
Equity accounted investments in private entities [2]	3,999	4,366
Warrants	–	286
Accrued pension asset	1,361	–
Other	795	432
	$ 30,487	$ 17,744

1 Excludes the purchase of Taylor and power projects under development (note 3).

2 The Trust accounts for its investment in Boston Bar Limited Partnership, which has run-of-river hydroelectric operations, using the equity method.

At December 31, 2009 the quoted market value of the holdings of publicly traded entities was $24.3 million (December 31, 2008 – $7.7 million).

Prior to the October 8, 2009 acquisition of the remaining shares of Utility Group, AltaGas accounted for its investment in Utility Group using the equity method. As a result, the Trust's portion of income earned by the Utility Group was recorded as other revenue in the Corporate Segment. As of October 8, 2009, the operating results of the Utility Group are consolidated with the results of the Trust within the Gas Segment.

9. SHORT-TERM DEBT

	2009	2008
Bank indebtedness	$ 4,950	$ 4,493
$50 million demand operating facility	–	–
$20 million demand operating facility	2,444	–
$15 million demand operating facility	6,960	–
$1.0 million demand operating facility	272	–
	$ 14,626	$ 4,493

Revolving Operating Credit Facilities

At December 31, 2009 the Trust held a $50.0 million (December 31, 2008 – $50.0 million) unsecured demand revolving operating credit facility with a Canadian chartered bank. Draws on the facility bear interest at the lender's prime rate or at the bankers' acceptance rate plus a stamping fee.

On October 8, 2009 the Trust acquired a $20 million unsecured uncommitted demand operating credit facility with a Canadian chartered bank through the acquisition of Utility Group (note 3). Draws on the facility can be by way of prime rate loans, U.S. base rate loans, letters of credit, bankers' acceptances and LIBOR loans. Letters of credit outstanding at December 31, 2009 were $1.0 million.

AltaGas acquired a further $15 million unsecured uncommitted demand operating credit facility with a Canadian chartered bank through the acquisition of Utility Group (note 3). Draws on the facility can be by way of prime rate loans, letters of credit or bankers' acceptance equivalent loans. Letters of credit outstanding at December 31, 2009 were $1.4 million.

On November 18, 2009 the Trust acquired a $1.0 million demand credit facility from a Canadian chartered bank through the acquisition of Heritage Gas (note 3). It is secured by a general security agreement on the property of Heritage Gas and bears interest at prime plus one percent. Draws on the facility are by way of loans bearing interest at the bank's prime rate or by way of letters of credit or letters of guarantee for a fee.

Bank indebtedness bears interest at the lender's prime rate. The prime lending rate at December 31, 2009 was 2.25 percent (December 31, 2008 – 3.50 percent).

10. LONG-TERM DEBT

	2009	2008
Credit facilities	$ 490,518	$ 353,000
Medium-term notes	500,000	200,000
Loan from Province of Nova Scotia	4,272	–
Capital lease obligations	7,484	8,800
Other long-term debt	1,049	1,282
Unamortized deferred financing	(3,209)	(2,307)
	1,000,114	560,775
Less current portion	591,944	1,363
	$ 408,170	$ 559,412

Credit Facilities

At December 31, 2009 the Trust held a $375.0 million (December 31, 2008 – $375.0 million) unsecured extendible revolving three-year credit facility with a syndicate of Canadian chartered banks. Borrowings on the facility can be by way of prime loans, U.S. base rate loans, LIBOR loans, bankers' acceptances or letters of credit. Borrowings on the facility have fees and interest at rates relevant to the nature of the draw made. On September 30, 2007 AltaGas negotiated the extension of the maturity of this facility to September 30, 2010.

On March 10, 2009 the Trust closed a $250.0 million unsecured 18-month credit facility with a syndicate of Canadian chartered banks that matures on August 13, 2010, replacing the credit facility that was due to mature on September 28, 2009. Borrowings on the facility can be by way of prime loans, U.S. base rate loans, LIBOR loans or bankers' acceptances. Borrowings on the facility bear fees and interest rates relevant to the nature of the draw. On April 29, 2009 the Trust issued $200 million of senior unsecured medium-term notes (MTNs). On June 29, 2009 AltaGas issued $100 million of senior unsecured MTNs. In accordance with the terms of the $250 million credit facility, $100 million of the MTN proceeds were used to repay and reduce the facility from $250 million to $150 million on July 9, 2009.

On October 8, 2009 the Trust acquired a $130 million unsecured extendible revolving credit facility through the acquisition of Utility Group (note 3) with a syndicate of Canadian chartered banks with a maturity date of November 17, 2010. Borrowings on the facility can be by way of prime rate loans, U.S. Bank rate, letters of credit, LIBOR or bankers' acceptance equivalent loans.

At December 31, 2009 the Trust had drawn $490.5 million (December 31, 2008 – $353.0 million) against the facilities. The average rate on the Trust's bankers' acceptances at December 31, 2009 was 1.2 percent (December 31, 2008 – 3.1 percent).

Medium-Term Notes

On August 30, 2005 $100.0 million of 4.41 percent senior unsecured MTNs were issued. The notes mature on September 1, 2010, with interest payable semi-annually.

On January 19, 2007 AltaGas issued $100.0 million of 5.07 percent senior unsecured MTNs. The notes carry a coupon rate of 5.07 percent and mature on January 19, 2012.

On April 29, 2009 AltaGas issued $200 million of 7.42 percent senior unsecured MTNs. The notes carry a coupon rate of 7.42 percent and mature on April 29, 2014.

On June 29, 2009 AltaGas issued $100 million of 6.94 percent senior unsecured MTNs. The notes carry a coupon rate of 6.94 percent and mature on June 29, 2016.

Loan from Province of Nova Scotia

On October 8, 2009 AltaGas acquired a loan from the Province of Nova Scotia through the acquisitions of Utility Group and Heritage Gas (note 3). Heritage Gas, an indirectly wholly owned subsidiary of Utility Group, received $7.6 million from the Province of Nova Scotia in 2005, $2.0 million of which was forgiven on January 1, 2007. The loan is non-interest-bearing until certain revenue targets are achieved, at which time interest will be charged prospectively at 6 percent. On or before July 31, 2011, AltaGas must elect to repay the loan in full on July 1, 2014 or in five equal instalments beginning July 31, 2012. AltaGas may also elect to fully repay the loan at any time with no penalty. The loan is recorded at its amortized cost of $4.3 million. Interest expense is recorded at the effective interest rate of 6 percent. The face value of the loan is $5.6 million as at December 31, 2009.

Capital Lease Obligation

On September 1, 2004 the Trust entered into a 10-year capital lease for 25 MW of gas-fired power-peaking capacity with an option to extend the term for an additional 15 years. The lease has payment commitments as follows, excluding the extended term option:

2010	$	1,878
2011		1,878
2012		1,878
2013		1,878
2014		1,254
		8,766
Less imputed interest at 6.85%		1,282
Present value of minimum lease payments		7,484
Less current portion		1,408
	$	6,076

Interest expense on capital leases was $0.6 million in 2009 (2008 – $0.6 million).

Letter of Credit Facility

At December 31, 2009 the Trust held a $75.0 million (December 31, 2008 – $75.0 million) unsecured three-year extendible revolving-term letter of credit facility with a Canadian chartered bank maturing on September 30, 2010. AltaGas may borrow up to $25.0 million by way of prime loans, U.S. base rate loans, LIBOR loans or bankers' acceptances on the letter of credit facility. Borrowings on the facility bear fees and interest at rates relevant to the nature of the draw made. At December 31, 2009 the Trust had letters of credit of $46.7 million (December 31, 2008 – $68.1 million) outstanding against the extendible revolving-term letter of credit facility.

11. CONVERTIBLE DEBENTURES

On September 16, 2009 the Trust redeemed $16.6 million of outstanding convertible debentures at an amount of $1,000.96 for each $1,000.00 principal amount. The redemption amount is equal to the principal plus all accrued and unpaid interest thereon.

The Trust recognized a gain on redemption of convertible debentures of $0.1 million as other revenue and applied $1.6 million to contributed surplus related to the equity portion of the convertible debentures.

12. ASSET RETIREMENT OBLIGATIONS

	2009	2008
Balance, beginning of year	$ 41,708	$ 18,811
Obligations assumed under acquisition (note 3)	95	18,741
New obligations	742	–
Obligations settled	(384)	(744)
Obligations disposed	–	(219)
Revision in estimated cash flow	(3,528)	2,817
Accretion expense	3,138	2,302
Balance, end of year	$ 41,771	$ 41,708

AltaGas estimates the undiscounted cash required to settle the asset retirement obligations at December 31, 2009 was $278.2 million (December 31, 2008 – $244.3 million). The asset retirement obligations have been recorded in the Consolidated Financial Statements at estimated values discounted at rates between 5.6 and 8.5 percent and are expected to be incurred between 2016 and 2072. No assets have been legally restricted for settlement of the estimated liability.

13. INCOME TAXES

Taxation of the Trust

The Trust has recorded a future income tax expense of $0.2 million for the year ended December 31, 2009 (2008 – recovery of $3.9 million) and an increase in future income tax liability of $17.3 million for the year ended December 31, 2009 (December 31, 2008 – $5.3 million).

Payments received by the Trust in the form of interest, distributions or other income from its subsidiaries are taxable income to the Trust. The Trust is entitled to deduct, for income tax purposes, its costs and its distributions to unitholders. Since it distributes all of its income to unitholders, the Trust is not expected to be liable for income taxes currently.

On June 22, 2007 the Specified Investment Flow-through (SIFT) tax received royal assent, creating a new tax to be applied to distributions from certain income trusts and partnerships, including AltaGas, effective January 1, 2011. Based on the amount of the Trust's temporary differences that were anticipated to reverse after January 1, 2011, the Trust recorded a future income tax expense of $5.4 million (including $0.1 million expense in respect of financial instruments) and a future income tax liability in the same amount for the year ended December 31, 2007. This non-cash expense related to temporary differences between the accounting and tax basis of AltaGas' assets and liabilities held in partnerships and had no immediate impact on cash flows. A tax rate of nil was applied to any temporary differences reversing before 2011.

In 2008 the partnership in which the temporary differences resided was moved under an operating subsidiary, resulting in the Trust recording a SIFT future tax expense of nil at December 31, 2008 and the SIFT future tax liability being replaced by a future tax liability at corporate tax rates. In 2009 $18.5 million of future income tax liabilities was assumed as a result of the Utility Group acquisition (note 3).

Taxation of the Operating Subsidiaries

Incorporated operating subsidiaries of the Trust are subject to tax in the same manner as any other corporation. Operating subsidiaries are generally not expected to pay significant taxes either currently or in the foreseeable future under existing tax legislation.

Consolidated Tax Position

The tax provision recorded in the Consolidated Financial Statements differs from the amount computed by applying the combined Canadian federal and provincial income tax statutory rates to income before tax as follows:

Years ended December 31	2009	2008
Income before taxes – consolidated	$ 142.477	$ 161,969
Financial instruments – net	(3,697)	(10,986)
Income before financial instruments and taxes	138.780	150,983
Income from AltaGas Income Trust distributed to unitholders	(135,119)	(134,849)
Income before income taxes – operating subsidiaries	3,661	16,134
Statutory income tax rate (%)	29.00	29.50
Expected taxes at statutory rates	1.062	4,760
Add (deduct) the tax effect of:		
Financial instruments	187	3,357
Rate reductions applied to future income tax liabilities	262	(11,347)
Permanent differences between accounting and tax basis of assets and liabilities	988	373
Non-taxable portion of capital gains on disposition of assets and investments	(1.798)	–
Other	(436)	1,255
Future income tax on regulated assets	(588)	–
Prior year adjustment	1,491	–
Income tax provision (recovery)		
Current	981	2,328
Future	187	(3,930)
	$ 1.168	$ (1,602)
Effective income tax rate (%)	0.82	(0.99)

The amount shown on the Consolidated Balance Sheets as future income tax liabilities represents the net differences between the tax basis and book carrying values on the Trust's balance sheets at substantively enacted tax rates.

As at December 31, future income taxes were composed of the following:

December 31	2009	2008
Capital assets	$ 206,742	$ 162,680
Regulatory assets	18.196	–
Deferred debt charges	(7)	(60)
Unit issue costs	(40)	(679)
Partnerships	10.494	37,010
Deferred compensation	(4.942)	(3,890)
Financial instruments	10.711	16,260
Non-capital losses	(12.971)	–
Other	413	(65)
	$ 228.596	$ 211,256

14. CAPITAL DISCLOSURE

The Trust's objective for managing capital is to maintain its investment-grade credit ratings and allow the Trust to maximize the profitability of its existing assets and grow its energy infrastructure to create long-term value and enhance returns for its investors. The Trust considers unitholders' equity (including accumulated other comprehensive income), short-term and long-term debt (including current portion) less cash and cash equivalents to be part of its capital structure. The Trust's overall strategy remains unchanged from 2008.

The use of debt or equity funding is based on AltaGas' capital structure, which is determined by considering the norms and risks associated with each of its business segments. AltaGas' target debt-to-total-capitalization ratio was 40 to 45 percent until third quarter 2009. Subsequent to the acquisition of Utility Group (note 3), the Trust increased its target debt-to-total-capitalization ratio to 45 to 50 percent. The increase is the result of the addition of natural gas distribution assets to the Trust's portfolio of energy infrastructure assets. The Trust's debt-to-total-capitalization ratio as at December 31, 2009 was 49.2 percent (December 31, 2008 – 37.8 percent).

	2009	2008
Debt		
Short-term debt	$ 14,626	$ 4,493
Current portion of long-term debt	591,944	1,363
Long-term debt	408,170	559,412
Convertible debentures	-	16,682
	1,014,740	581,950
Unitholders' equity	1,048,857	957,442
Total capitalization	$ 2,063,597	$ 1,539,392
Debt-to-total-capitalization ratio (%)	49.2	37.8

All of the borrowing facilities have covenants customary for the types of facilities that must be met at the end of each calendar quarter. AltaGas has been in compliance with these covenants each quarter since the issuance of the facilities.

The debt covenants are based on non-GAAP measures that cannot be recalculated from information provided in the Consolidated Financial Statements.

The following table summarizes the Trust's debt covenants for all credit facilities as at December 31, 2009:

Ratios [1]	Debt covenant requirements
Debt-to-capitalization	not greater than 60 percent
Debt-to-EBITDA	not greater than 3.5x
EBITDA-to-interest expense	not less than 2.5x
Debt-to-capitalization (Utility Group)	not greater than 67.5 percent

1 Debt covenant ratios are calculated in accordance with the credit facility agreements including adjustments for business acquisitions and will differ from management's internal calculation due to the definition of certain items in the credit facility agreements.

15. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

In the course of normal operations, the Trust purchases and sells natural gas, natural gas liquids (NGLs) and power commodities and issues short- and long-term debt. The Trust uses derivative instruments to reduce exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates that arise from these activities. The Trust does not make use of derivative instruments for speculative purposes.

Fair Values of Financial Instruments

At December 31, 2009 and 2008, all derivatives, other than those that meet the expected purchase, sale or usage requirements exemption, were carried on the Consolidated Balance Sheets at fair value. The fair value of power, natural gas and NGL derivatives was calculated using estimated forward prices from published sources for the relevant period. The calculation of fair value of the interest rate and foreign exchange derivatives used quoted market rates.

The fair value of long-term debt has been estimated based on discounted future interest and principal payments using estimated interest rates. The fair value of the convertible debentures was estimated using a Black-Scholes model.

The carrying amount and fair values of the Trust's financial assets and liabilities were as follows:

Summary of fair values December 31, 2009	Held-for-trading	Cash flow hedges	Loans and receivables	Available-for-sale	Other financial liabilities	Non-financial instruments	Total
Financial assets							
Cash and cash equivalents [1]	$ 3,739	$ -	$ -	$ -	$ -	$ -	$ 3,739
Short-term investment [1]	19,436	-	-	-	-	-	19,436
Accounts receivable [1]	-	-	189,458	-	-	14,215	203,673
Restricted cash holdings from customers [1]	-	-	27,228	-	-	-	27,228
Risk management assets (current)	36,108	30,163	-	-	-	-	66,271
Prepaid expense and other current assets [1]	-	-	1,064	-	-	6,441	7,505
Risk management assets (non-current)	16,673	1,459	-	-	-	-	18,132
Long-term investments and other assets (note 8)	11,327	-	-	13,327	-	5,833	30,487
	$ 87,283	$ 31,622	$ 217,750	$ 13,327	$ -	$ 26,489	$ 376,471
Financial liabilities							
Accounts payable and accrued liabilities [1]	$ -	$ -	$ -	$ -	$ 45,190	$ 113,129	$ 158,319
Distributions payable	-	-	-	-	15,110	-	15,110
Short-term debt [1]	-	-	-	-	14,626	-	14,626
Current portion of long-term debt [2]	-	-	-	-	591,944	-	591,944
Customer deposits [1]	-	-	-	-	30,678	-	30,678
Risk management liabilities (current)	31,408	2,792	-	-	-	-	34,200
Other liabilities [1]	-	-	-	-	14,162	668	14,830
Long-term debt [3]	-	-	-	-	411,380	(3,210)	408,170
Risk management liabilities (non-current)	13,732	759	-	-	-	-	14,491
	$ 45,140	$ 3,551	$ -	$ -	$1,123,090	$ 110,587	$1,282,368

1 Due to the nature and/or short maturity of these financial instruments, the carrying amount approximates the fair value.

2 Fair value of current portion of long-term debt is approximately $591.8 million.

3 Fair value of long-term debt excluding non-financial instruments is approximately $425.7 million.

Summary of fair values
December 31, 2008

	Held-for-trading	Cash flow hedges	Loans and receivables	Available-for-sale	Other financial liabilities	Non-financial instruments	Total
Financial assets							
Cash and cash equivalents [1]	$ 18,304	$ –	$ –	$ –	$ –	$ –	$ 18,304
Accounts receivable [1]	–	–	214,589	–	–	5,691	220,280
Restricted cash holdings from customers [1]	–	–	24,017	–	–	–	24,017
Risk management assets (current)	36,156	56,686	–	–	–	–	92,842
Prepaid expense and other assets [1]	–	–	1,490	–	–	6,215	7,705
Risk management assets (non-current)	13,114	18,033	–	–	–	–	31,147
	$ 67,574	$ 74,719	$ 240,096	$ –	$ –	$ 11,906	$ 394,295
Financial liabilities							
Accounts payable and accrued liabilities [1]	$ –	$ –	$ –	$ –	$130,724	$ 67,508	$ 198,232
Distributions payable	–	–	–	–	12,943	–	12,943
Short-term debt [1]	–	–	–	–	4,493	–	4,493
Current portion of long-term debt	–	–	–	–	1,363	–	1,363
Customer deposits [1]	–	–	–	–	24,017	–	24,017
Risk management liabilities (current)	34,824	22,599	–	–	–	–	57,423
Other liabilities [1]	–	–	–	–	18,271	3,656	21,927
Long-term debt [2]	–	–	–	–	561,719	(2,307)	559,412
Risk management liabilities (non-current)	10,038	6,707	–	–	–	–	16,745
Convertible debentures	–	–	–	–	16,682	–	16,682
	$ 44,862	$ 29,306	$ –	$ –	$770,212	$ 68,857	$ 913,237

1 Due to the nature and/or short maturity of these financial instruments, the carrying amount approximates the fair value.

2 Fair value of long-term debt is approximately $551 million.

Summary of unrealized gain (loss) on risk management
December 31

	2009	2008
Natural gas	$ 4,772	$ 5,510
NGL	281	4,997
Power	68	(550)
Heat rate	122	(163)
Interest rate swaps	4,523	(4,896)
Foreign exchange	(6,069)	(6,088)
	$ 3,697	$ 10,986

Summary of unrealized gain (loss) and tax expense (recovery) on derivatives designated as cash flow hedges

December 31	Unrealized gain (loss)	Tax expense (recovery)	2009	Unrealized gain (loss)	Tax expense (recovery)	2008
NGL	$ (2,555)	$ 714	$ (1,841)	$ 35,931	$ (10,352)	$ 25,579
Power	30,622	(8,557)	22,065	5,914	(1,555)	4,359
Bond forward	(2,881)	–	(2,881)	(3,214)	–	(3,214)
Foreign exchange	–	–	–	6,785	(1,967)	4,818
Available-for-sale	4,462	(580)	3,882	–	–	–
	$ 29,648	$ (8,423)	$ 21,225	$ 45,416	$ (13,874)	$ 31,542

Fair Value Hierarchy

The Trust categorizes its financial assets and financial liabilities into one of three levels based on fair value measurements and inputs used to determine the fair value.

Level 1 fair values are based on unadjusted quoted prices in active markets for identical assets or liabilities. Fair value is based on direct observations of transactions involving the same assets or liabilities and no assumptions are used. Included in this category are publicly held shares valued at the closing price as at the balance sheet date.

Level 2 fair values are determined based on inputs other than quoted prices that are observable for the asset or liability. AltaGas uses over-the-counter derivative instruments to manage fluctuations in commodity, interest rate and foreign exchange rates. AltaGas estimates forward prices based on published sources adjusted for factors specific to the asset or liability, including basis and location differentials, discount rates, currency exchange and interest rate yield curves. The forward curves used to mark-to-market these derivative instruments are vetted against public sources.

Level 3 fair values are based on inputs for the asset or liability that are not based on observable market data. AltaGas uses valuation techniques when observable market data is not available.

	Level 1	Level 2	Level 3	Total
Financial assets				
Held-for-trading [1]	30,763	52,781	–	83,544
Cash flow hedges	–	31,622	–	31,622
Available-for-sale	13,327	–	–	13,327
Financial liabilities				
Held-for-trading	–	45,140	–	45,140
Cash flow hedges	–	3,551	–	3,551

1 Excludes cash and cash equivalents as carrying amount approximates fair value.

Long-Term Investments and Other Assets

In January 2009 AltaGas purchased common shares of Magma Energy Corp. (Magma) through a private-equity offering for $10.0 million. These shares were classified as available-for-sale. The changes in value for these common shares are reported within OCI, which was $4.5 million as at December 31, 2009. In July 2009, AltaGas purchased additional common shares of Magma as part of its initial public offering. These shares were classified as held-for-trading and included in long-term investments and other assets. As at December 31, 2009, the Trust recognized an unrealized gain of $1.3 million in the Corporate Segment as other revenue.

In October 2009 AltaGas acquired an equity investment in a public company with the acquisition of Utility Group (note 3). The shares are classified as available-for-sale. The changes in value for these common shares are reported within OCI.

Short-Term Investment

For the year ended December 31, 2009 the Trust recognized a realized gain of $6.8 million and unrealized gain of $4.5 million in the Corporate Segment as other revenue.

Market Risk on Financial Instruments

The Trust is exposed to market risk and potential loss from changes in the values of financial instruments. AltaGas enters into financial derivative contracts to manage exposure to fluctuations in commodity prices, interest rates and foreign exchange rates.

Commodity Price Risk Management

Natural Gas

The Trust purchases and sells natural gas to its customers. The fixed-price and market-price contracts for both the purchase and sale of natural gas extend to 2014.

The Trust had the following contracts outstanding:

December 31, 2009			Notional volume (GJ)		
Derivative instruments	Fixed price (per GJ)	Period (months)	Sales	Purchases	Fair value
Commodity forward	$4.55 to $10.01	1-61	127,863,433	–	$ 47,598
Commodity forward	$4.51 to $9.825	1-61	–	127,863,433	$ (40,808)

December 31, 2008			Notional volume (GJ)		
Derivative instruments	Fixed price (per GJ)	Period (months)	Sales	Purchases	Fair value
Commodity forward	$2.27 to $10.49	1–59	77,195,070	–	$ 27,209
Commodity forward	$2.27 to $10.73	1–59	–	77,195,070	$ (24,720)

NGL

The Trust entered into a series of swaps to lock in a portion of the volumes exposed to NGL frac spread.

The Trust had the following contracts outstanding:

December 31, 2009			Notional volume		
Product	Fixed price	Period (months)	Sales	Purchases	Fair value
Propane	$0.858 to $1.555 US/gallon	1-12	14,705,000 gallons	–	$ (347)
Butane	$1.100 to $1.870 US/gallon	1-12	4,726,000 gallons	–	$ (231)
WTI	$72.55 to $122.95 US/Bbl	1-12	80,700 Bbls	–	$ 749
USD swaps	$0.995 to $1.154	1-12		$ 38,890	$ 202
Natural gas	$4.79 to $8.88/GJ	1-12	–	3,270,600 GJ	$ (2,375)

December 31, 2008			Notional volume		
Product	Fixed price	Period (months)	Sales	Purchases	Fair value
Propane	$1.380 to $1.800 US/gallon	1–24	36,330,000 gallons	–	$ 40,016
Butane	$1.650 to $2.300 US/gallon	1–24	11,676,000 gallons	–	$ 15,915
WTI	$94.50 to $144.65 US/Bbl	1–24	134,500 Bbls	–	$ 9,531
USD swaps	$0.995 to $1.026	1–24		$ 82,550	$ (17,749)
Natural gas	$7.84 to $9.93/GJ	1–24	–	5,451,000 GJ	$ (11,509)

Power

Under the PPAs AltaGas has an obligation to buy power at agreed terms and prices to December 31, 2020. The Trust sells the power to the Alberta Electric System Operator at market prices and uses swaps and collars to fix the prices over time on a portion of the volumes. AltaGas' strategy is to lock in margins to provide predictable earnings. Certain contracts met the expected purchase, sale or usage requirements exception and have not been included in risk management assets or liabilities. At December 31, 2009 the Trust had no intention to terminate any contracts prior to maturity.

The Trust had the following commodity forward contracts on electrical power outstanding at December 31, 2009 (December 31, 2008 – nil):

December 31, 2009			Notional volume (MWh)			
Derivative instruments	Fixed price (per MWh)	Period (months)	Sales	Purchases		Fair value
Commodity forward	$45.00 to $72.35	1–37	47,349	–	$	2,335
Commodity forward	$44.75 to $70.36	1–37	–	47,349	$	(1,597)

The Trust had the following commodity swaps and collars outstanding:

December 31, 2009			Notional volume (MWh)			
Derivative instruments	Fixed price (per MWh)	Period (months)	Sales	Purchases		Fair value
Swaps and collars	$46.75 to $81.00	1–12	1,098,336	–	$	30,118
Swaps and collars	$56.50	1–97	–	210,384	$	(132)

December 31, 2008			Notional volume (MWh)			
Derivative instruments	Fixed price (per MWh)	Period (months)	Sales	Purchases		Fair value
Swaps and collars	$60.50 to $88.00	1–24	2,595,105	–	$	734
Swaps and collars	$56.50 to $75.75	1–108	–	259,520	$	5,207

The Trust had the following heat rate hedges outstanding:

December 31, 2009			Notional volume (GJ or MWh)			
Derivative instruments	Fixed price (per GJ or MWh)	Period (months)	Sales	Purchases		Fair value
Natural gas (per GJ)	$5.123	1	–	72,000	$	18
Power (per MWh)	$65.50 to $70.00	1	1,575	–	$	128

December 31, 2008			Notional volume (GJ or MWh)			
Derivative instruments	Fixed price (per GJ or MWh)	Period (months)	Sales	Purchases		Fair value
Natural gas (per GJ)	$6.07	1	–	14,700	$	(5)
Power (per MWh)	$107.50 to $195.50	1	1,225	–	$	29

Interest Rate Risk Management

To hedge against the effects of future interest rate movements, the Trust enters into interest rate swap agreements to fix the interest rate on a portion of its bankers' acceptances issued under credit facilities. The Trust's target is to have approximately 70 to 75 percent of its debt at fixed interest rates.

The Trust had the following interest rate swaps outstanding:

December 31, 2009	Weighted average interest rate	Period (months)		Notional quantity		Fair value
Swaps	2.756%	1-26	$	185,000	$	(282)

December 31, 2008	Weighted average interest rate	Period (months)		Notional quantity		Fair value
Swaps	3.746%	1-15	$	205,000	$	(4,814)

Foreign Exchange Risk Management

To manage the risk of fluctuating cash flows due to variations in foreign exchange rates, the Trust enters into foreign exchange forwards, swaps and options for U.S. dollars (USD) and euros (EUR).

The Trust had the following contracts outstanding:

December 31, 2009	Fixed price	Period (months)		Notional quantity		Fair value
Swaps (USD)	$1.0164 to $1.2215	1-21	$	16,900	$	248

December 31, 2008	Fixed price	Period (months)		Notional quantity		Fair value
Swaps (USD)	$1.0164 to $1.2925	1-21	$	3,273	$	539
Forwards and options (EUR) [1]	$1.470 to $1.5350	4-9	€	62,700	$	12,651

1 Related to the supply and installation agreement with Enercon GmbH to supply and install wind turbines for the Bear Mountain Wind Project. Obligations are denominated in euros.

In 2009 AltaGas entered into a natural gas storage agreement denominated in U.S. dollars resulting in an embedded derivative. The change in value of the contract is recognized in unrealized gain on risk management. The unrealized gain was $87,057 as of December 31, 2009.

Bond Forward

In April 2009 the Trust issued $200 million of senior unsecured MTNs with a maturity date of April 2014. To partially hedge against the risk of rising interest rates, the Trust entered into a $50 million bond forward contract with a Canadian chartered bank in December 2008, to lock in a five-year Government of Canada bond yield of approximately 3.28 percent. The Trust settled the bond forward contract in April 2009, and the $3.4 million payment was recorded in other comprehensive income and is being amortized to interest expense over the term of the MTN.

Sensitivity Analysis

The sensitivity analysis is estimated based on the notional volumes of each commodity, interest rate swap and foreign exchange contract outstanding, taking into consideration future income tax impact.

The following table illustrates potential effects of changes in relevant risk variables on AltaGas' net income and OCI for contracts in place at December 31, 2009:

Factor share	Increase or decrease [1]	Increase or decrease in net income	Increase or decrease in OCI
Alberta electricity average pool prices	$1/MWh	$ –	$ 951
Natural gas spot price (AECO)	$0.50/GJ	758	–
NGL frac spread:			
Propane	$1/Bbl	152	142
Butane	$1/Bbl	81	–
WTI	$1/Bbl	15	43
Natural gas to replace heat value of NGL	$0.50/GJ	–	1,177
Foreign exchange (USD only)	1%	7	275
Interest rate swaps	25 bps	423	–
Foreign exchange	1%	$ 121	$ –

1 Estimated increase or decrease to forward prices or curves.

Credit Risk on Financial Instruments

Credit risk results from the possibility that a counterparty to a financial instrument fails to fulfill its obligations in accordance with the terms of the contract.

AltaGas' credit policy details the parameters used to grant, measure, monitor and report on credit provided to counterparties. AltaGas minimizes counterparty risk by conducting credit reviews on counterparties in order to establish specific credit limits on clients, both prior to providing products or services and on a recurring basis. In addition, most contracts include credit mitigation clauses that allow AltaGas to obtain financial or performance assurances from counterparties under certain circumstances. AltaGas provides an allowance for doubtful accounts in the normal course of its business.

The Trust's maximum credit exposure consists primarily of the carrying value of the non-derivative financial assets and the fair value of derivative financial assets. At December 31, 2009 AltaGas had no concentration of credit risk with a single counterparty.

Accounts Receivable Past Due or Impaired

The Trust had the following past due and impaired receivables:

December 31, 2009 **Accounts receivable**	2009	Receivables impaired	Receivables by period and not impaired Less than 30 days	31–60 days	61–90 days	Over 90 days
Trade receivable	$ 191,797	$ 2,167	$ 170,572	$ 8,379	$ 2,841	$ 7,838
Other receivable	14,043	–	9,974	–	161	3,908
Allowance for credit losses	(2,167)	(2,167)	–	–	–	–
	$ 203,673	$ –	$ 180,546	$ 8,379	$ 3,002	$ 11,746

Allowance for credit losses	
Allowance for credit losses, beginning of year	$ 1,908
Impairment expense	259
Allowance for credit losses, end of year	$ 2,167

December 31, 2008 **Accounts receivable**	2008	Receivables impaired	Receivables by period and not impaired Less than 30 days	31–60 days	61–90 days	Over 90 days
Trade receivable	$ 213,959	$ 1,908	$ 193,012	$ 9,887	$ 3,029	$ 6,123
Other receivable	8,229	–	7,672	–	194	363
Allowance for credit losses	(1,908)	(1,908)	–	–	–	–
	$ 220,280	$ –	$ 200,684	$ 9,887	$ 3,223	$ 6,486

Allowance for credit losses	
Allowance for credit losses, beginning of year	$ 1,765
Impairment expense	143
Allowance for credit losses, end of year	$ 1,908

Liquidity Risk on Financial Instruments

Liquidity risk is the risk that the Trust will not be able to meet its financial obligations as they fall due. The Trust manages this risk through its extensive budgeting and monitoring process to ensure it has sufficient cash and credit facilities to meet its obligations. The Trust's objective is to maintain its investment-grade ratings to ensure it has access to debt and equity funding as required (note 15).

At December 31, 2009 the Trust had the following contractual maturities with respect to non-derivative financial liabilities:

	Total	Payments due by period Less than 1 year	1–3 years	4–5 years	After 5 years
Short-term debt	$ 14,626	$ 14,626	$ –	$ –	$ –
Current portion of long-term debt	591,944	591,944	–	–	–
Long-term debt [1,2]	411,380	–	104,858	206,522	100,000
	$ 1,017,950	$ 606,570	$ 104,858	$ 206,522	$ 100,000

1 Comprising operating loans, MTNs and capital lease obligations excluding deferred financing costs (note 10).
2 Credit facilities maturing within the next 12 months are expected to be refinanced on a long-term basis.

16. UNITHOLDERS' EQUITY

December 31	2009	2008
Unitholders' capital (note 17)	$ 982.662	$ 850,992
Contributed surplus (notes 4, 11 and 18)	5.621	4,261
Accumulated earnings	815.045	673,736
Convertible debentures	-	1,600
Warrants	4.500	4,500
Accumulated dividends	(41.114)	(41,114)
Accumulated unitholders' distributions declared [1]	(709.058)	(538,227)
Distributions of common shares of Utility Group	(29.848)	(29,848)
Transition adjustment resulting from adopting new financial instruments accounting standards	(176)	–
Accumulated other comprehensive income	21,225	31,542
	$ 1,048,857	$ 957,442

1 Accumulated unitholders' distributions paid by the Trust as at December 31, 2009 were $694.0 million (as at December 31, 2008 – $525.3 million).

17. UNITHOLDERS' CAPITAL

The Trust is authorized to issue:

- An unlimited number of trust units redeemable for cash at the option of the holder;
- An unlimited number of AltaGas Holding Limited Partnership No. 1 (AltaGas LP #1) Class B limited partnership units, which are exchangeable into trust units on a one-for-one basis. Prior to May 1, 2014 the exchange is at the option of the unitholder at any time, and at the option of the Trust should the number of AltaGas LP #1 units outstanding fall below 750,000. After May 1, 2014 the exchange is at the option of either the Trust or the unitholder; and
- An unlimited number of AltaGas Holding Limited Partnership No. 2 (AltaGas LP #2) Class B limited partnership units, which are exchangeable into trust units on a one-for-one basis. Prior to May 1, 2009 the exchange was at the option of the unitholder at any time, and at the option of the Trust should the number of AltaGas LP #2 units outstanding fall below 1,000,000. Since May 1, 2009 the exchange is at the option of either the Trust or the unitholder.

Trust units issued and outstanding	Number	Amount
December 31, 2007	56,057,438	$ 493,866
Units issued for cash on exercise of options	2,150	55
Units issued under DRIP [1]	1,635,937	34,612
Units issued for exchangeable units	60,890	859
Units issued on business acquisition	7,553,174	194,645
Units issued on conversion of convertible debentures	53,439	1,843
Units issued on public offering (net of $5.2 million of issuance costs)	4,398,750	110,077
December 31, 2008	69,761,778	$ 835,957

Exchangeable units issued and outstanding		
December 31, 2007 issued by AltaGas LP #1	2,040,456	$ 11,678
AltaGas LP #1 units redeemed for Trust units	(60,890)	(859)
Units issued on business acquisition	163,607	4,216
December 31, 2008	2,143,173	15,035
Issued and outstanding at December 31, 2008	71,904,951	$ 850,992

Trust units issued and outstanding	Number of units		Amount
December 31, 2008	69,761,778	$	835,957
Units issued for cash on exercise of options	71,750		1,246
Units issued under DRIP [1]	2,236,266		34,169
Units issued for exchangeable units	59,517		892
Units issued on conversion of convertible debentures	2,637		71
Units issued on public offering (net of $5.4 million of issuance costs and $0.9 million tax benefit) [2]	6,100,000		96,184
December 31, 2009	78,231,948	$	968,519

Exchangeable units issued and outstanding	Number of units		Amount
December 31, 2008 issued by AltaGas LP #1	2,143,173	$	15,035
AltaGas LP #1 units redeemed for Trust units	(59,517)		(892)
December 31, 2009	2,083,656		14,143
Issued and outstanding at December 31, 2009	80,315,604	$	982,662

1 Distribution Reinvestment Program.
2 Net proceeds on issuance of units will not tie to the units issued due to non-cash items, including tax benefits.

Weighted average units outstanding [1]	2009	2008
Number of units – basic	78,539,800	68,812,654
Dilutive equity instruments [2]	830,847	890,744
Number of units – diluted	79,370,647	69,703,398

1 Includes exchangeable units.
2 Includes options, convertible debentures and warrants.

The Trust has an employee unit option plan under which employees and directors are eligible to receive grants. At December 31, 2009, 10 percent of units outstanding were reserved for issuance under the plan. As at December 31, 2009 options granted under the plan generally had a term of 10 years until expiry and vested no longer than over a four-year period.

At December 31, 2009 outstanding options were exercisable at various dates within the next nine years. As at December 31, 2009 the unexpensed fair value of unit option compensation cost associated with future periods was $0.7 million (December 31, 2008 – $0.6 million).

The following table summarizes information about the Trust's unit options:

	Options outstanding					
	2009			2008		
	Number of options		Exercise price [1]	Number of options		Exercise price [1]
Unit options outstanding, beginning of year	2,972,250	$	20.33	1,310,400	$	26.36
Granted	1,024,500		18.04	1,882,250		16.84
Exercised	(71,750)		12.94	(2,150)		17.17
Expired	(117,750)		20.30	(218,250)		26.42
Unit options outstanding, end of year	3,807,250	$	19.86	2,972,250	$	20.33
Unit options exercisable, end of year	1,194,398	$	23.48	602,326	$	25.91

1 Weighted average.

The following table summarizes the employee unit option plan as at December 31, 2009:

	Options outstanding			Options exercisable	
	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life	Number exercisable	Exercise price
$5.00 to $15.25	1,301,250	$ 14.17	8.87	296,500	$ 13.94
$15.26 to $25.08	1,714,500	20.56	8.95	327,564	24.34
$25.09 to $29.15	791,500	27.67	6.89	570,334	27.95
	3,807,250	$ 19.86	8.49	1,194,398	$ 23.48

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

	2009	2008
Risk-free interest rate (%)	3.35	3.43
Expected life (years)	10	10
Expected volatility (%)	24.58	23.81
Annual distribution per unit ($)	2.15	2.10

In 2004 AltaGas implemented a unit-based compensation plan, which awards phantom units to certain employees. Beginning in 2008, all employees were eligible to receive phantom units. The phantom units are valued on distributions declared and the trading price of the Trust's units. The units vest on a graded vesting schedule. The compensation expense recorded in 2009 in respect of this plan was $7.2 million (2008 – $5.5 million). As at December 31, 2009 the unexpensed fair value of unit-based compensation costs associated with future periods was $26.4 million (December 31, 2008 – $18.4 million).

18. CONTRIBUTED SURPLUS

	2009	2008
Balance, beginning of year	$ 4,261	$ 3,875
Amortization of unit options	376	431
Exercise of unit options	(318)	(18)
Cancellation of unit options	(213)	(27)
Other adjustments [1]	1,515	–
Balance, end of year	$ 5,621	$ 4,261

1 Includes equity portion of convertible debentures redeemed in September 2009 of $1.6 million (note 11).

19. NET INCOME PER UNIT

The following table summarizes the computation of net income per unit:

Years ended December 31	2009	2008
Numerator:		
Numerator for basic net income per unit	$ 141,309	$ 163,571
Numerator for diluted net income per unit	$ 141,998	$ 164,567
Denominator:		
Weighted average number of units	78,540	68,813
Dilutive equity instruments [1]	831	891
Denominator for diluted net income per unit	79,371	69,704
Basic net income per unit	$ 1.80	$ 2.38
Diluted net income per unit	$ 1.79	$ 2.36

1 Includes options, convertible debentures and warrants.

20. COMMITMENTS

Future minimum lease payments under operating leases for office space, office equipment and automotive equipment at December 31, 2009 are estimated as follows:

2010	$	4,985
2011		4,386
2012		3,602
2013		886
2014		601
	$	14,460

In 1999 the Trust acquired an agreement to purchase natural gas from specific reserves for $0.05/Mcf for the life of the reserves. The production from these reserves was 841 Mcf/d in 2009 (2008 – 1,239 Mcf/d).

In 2007 AltaGas entered into a service and maintenance agreement with Enercon GmbH for the wind turbines for Bear Mountain Wind Park. The Trust has an obligation to pay a minimum of $0.5 million over the next 12 years.

In 2009 AltaGas entered into a 20-year storage contract at the Dawn Hub in southwest Ontario. The Trust is obligated to pay approximately $3.3 million per annum over the term of the contract for storage services.

In 2009 AltaGas entered into various purchase agreements with respect to Ante Creek and Pouce Coupe gas processing facilities. In 2010 the Trust is obligated to pay approximately $1.5 million and $1.6 million, respectively, to increase processing capacity at these facilities.

21. NET CHANGE IN NON-CASH WORKING CAPITAL

The net change in the following non-cash working capital items increased (decreased) cash flows from operations as follows:

Years ended December 31		2009 [1]		2008 [1]
Accounts receivable	$	41,744	$	4,803
Inventory		(626)		(645)
Other current assets [2]		200		(4,491)
Regulatory assets		(1,774)		–
Accounts payable and accrued liabilities		(75,057)		(7,878)
Customer deposits		6,661		(352)
Deferred revenue		(2,777)		1,059
Other current liabilities		(7,096)		12,606
		(38,725)		5,102
Add back:				
Increase (decrease) in capital costs payable		20,996		(15,993)
Net change in non-cash working capital related to operations	$	(17,729)	$	(10,891)

1 Specific line items may not agree with the net change in the Consolidated Balance Sheets due to acquisition.
2 Excludes note receivable of $6.5 million included in investing activities in 2008.

The following cash payments have been included in the determination of earnings:

Years ended December 31		2009		2008
Interest paid	$	32,328	$	24,023
Income taxes paid (received)	$	(89)	$	2,577

22. PENSION PLANS AND RETIREE BENEFITS

Defined Contribution Plan

On July 1, 2005 AltaGas implemented a defined contribution (DC) pension plan for substantially all employees. The DC plan replaced the Group RRSP as AltaGas' primary employer-sponsored retirement arrangement.

The net pension expense recorded for the DC pension plan was $2.3 million for the year ended December 31, 2009 (2008 – $1.7 million).

Defined Benefit Plans

Effective August 25, 2004 the liability for a defined benefit, non-contributory pension plan in respect of nine Trust employees for pre-AltaGas pensionable service was assumed under Part II of the Salaried Employees' Pension Plan as a result of an acquisition. No future service accrues under this plan.

Plan contributions for Parts II, III and IV of the Salaried Employees' Pension Plan in 2009 were made in accordance with an actuarial valuation for funding purposes as at September 30, 2008 based on a report dated April 29, 2009, and plan contributions for 2008 were made in accordance with an actuarial valuation for funding purposes as at September 30, 2005 based upon a report dated March 29, 2006.

As at December 31, 2009 the accrued benefit obligation of the Trust for this plan was $2.2 million (December 31, 2008 – $1.9 million). At December 31, 2009 the plan had an accrued benefit asset recognized in the Consolidated Financial Statements of $3,000 (December 31, 2008 – $10,000).

In 2008 the Trust assumed two defined benefit pension plans with the acquisition of Taylor (note 3). These plans are in relation to the unionized employees at the Younger Extraction Plant (Younger) and certain employees at the Harmattan Complex (Harmattan). Plan contributions for the Younger pension plan and Harmattan pension plan during 2009 were made in accordance with an actuarial valuation for funding purposes as at December 31, 2006 and December 31, 2008, respectively. As at December 31, 2009 the accrued benefit obligation of the Trust for these plans was $9.0 million (December 31, 2008 – $7.7 million). At December 31, 2009 these plans had an accrued benefit liability recognized in the Consolidated Financial Statements of $0.8 million (December 31, 2008 – $1.1 million).

In 2009 the Trust assumed two defined benefit non-contributory pension plans in the acquisition of Utility Group (note 3). The plans are in relation to substantially all full-time employees of AUI. Plan contributions for the AUI pension plans during 2009 were made in accordance with actuarial valuations for funding purposes as at September 30, 2008 based on reports dated March 31, 2009. As at December 31, 2009 the accrued benefit obligation of the Trust for these plans was $19.0 million (December 31, 2008 – nil). At December 31, 2009 the plans had accrued benefit liabilities recognized in the Consolidated Financial Statements of $1.4 million (December 31, 2008 – nil).

For the year ended December 31, 2009 the net pension cost for all defined benefit plans was $0.8 million (2008 – $0.4 million).

Supplemental Executive Retirement Plan (SERP)

Effective July 1, 2005 the Trust instituted a non-registered, defined benefit retirement plan that provides defined benefit pension benefits to eligible executives based on average earnings, years of service and age at retirement. In 2009, the Trust assumed the liability recorded for the SERP held by Utility Group (note 3). As at December 31, 2009 the accrued benefit obligation of the Trust for this plan was $6.4 million (December 31, 2008 – $3.6 million). At December 31, 2009 the plan had an accrued benefit liability recognized in the financial statements of $6.2 million (December 31, 2008 – $3.7 million).

The SERP benefits will be paid from the general revenue of AltaGas as payments come due. Security will be provided for the SERP benefits through a letter of credit within a retirement compensation arrangement trust account.

For the year ended December 31, 2009 the net pension expense related to the SERP was $1.2 million (2008 – $1.7 million).

Post-Retirement Benefits

In 2008 the Trust assumed two post-retirement benefit plans for the unionized employees at Younger and Harmattan. Benefits provided to retired employees are limited to the payment of life insurance and health insurance premiums.

In 2009 the Trust assumed a post-retirement benefit plan for certain employees of AUI providing benefits such as life insurance and health care. These other benefit plans are not funded.

For the year ended December 31, 2009 the net benefit cost for these plans was $0.2 million (2008 – $0.1 million).

The estimates for health care benefits takes into consideration increased health care benefits due to aging and cost increases in the future. The assumed initial health care cost trend rate used to measure the expected cost of benefits is 7.83 percent and the ultimate trend rate is 4.50 percent, which is assumed to be achieved by 2029.

The following table summarizes the details of the defined benefit plans, including the SERP and post-retirement plans:

	Defined benefit 2009	Post-retirement benefits 2009	Defined benefit 2008	Post-retirement benefits 2008
Accrued benefit obligation				
Balance, beginning of year	$ 13,146	$ 563	$ 4,968	$ –
Assumed through acquisition [1,2]	16,910	1,217	10,154	734
Actuarial gain	3,673	617	(3,588)	(235)
Current service cost	2,261	93	1,575	37
Member contributions	–	–	102	–
Past service cost	–	–	294	–
Interest cost	2,249	136	844	41
Benefits paid	(1,628)	(55)	(1,203)	(14)
Balance, end of year	36,611	2,571	13,146	563
Plan assets				
Fair value, beginning of year	8,763	–	1,586	–
Assumed through acquisition [1,2]	14,542	–	8,345	–
Actual loss on plan assets	4,978	–	(1,538)	–
Employer contributions	2,280	55	1,471	14
Member contributions	95	–	102	–
Benefits paid	(1,628)	(55)	(1,203)	(14)
Expected plan expenses	(342)	–	–	–
Fair value, end of year	28,688	–	8,763	–
Funded deficit	(7,923)	(2,571)	(4,383)	(563)
Unamortized transitional obligation	179	181	–	–
Unamortized past service costs	625	–	(810)	–
Unamortized net actuarial loss	1,511	137	389	(235)
Accrued benefit liability recognized in the financial statements	$ (5,608)	$ (2,253)	$ (4,804)	$ (798)

	Defined benefit 2009	Post-retirement benefits 2009	Defined benefit 2008	Post-retirement benefits 2008
Significant actuarial assumptions used as at December 31				
Discount rate (%)	6.20–7.10	6.50–6.70	7.25	7.25
Expected long-term rate of return on plan assets (%)	6.75–7.75	6.75	6.75–7.25	7.25
Rate of compensation increase (%)	4.00–5.50	4.00	3.50–4.00	4.00
Average remaining service life of active employees (years)	14.8	10.1	12.9	9.2
Net benefit plan expense for the year				
Current service cost and expenses	$ 1,519	$ 43	$ 1,575	$ 37
Interest cost	1,262	62	844	41
Actual gain (loss) on plan assets	(2,362)	–	1,538	–
Actuarial gain (loss) on accrued benefit obligation	2,380	209	(3,588)	(235)
Costs arising in the year	2,799	314	369	(157)
Differences between costs arising in the year and costs recognized in the year in respect of				
Actuarial gain (loss) on plan assets	1,498	–	(2,197)	–
Plan amendments	1	–	–	–
Actuarial gain (loss) on accrued benefit obligation	(2,414)	(231)	3,588	235
Amortization of past service costs	77	–	371	–
Transitional obligations	11	7	–	–
Net periodic benefit plan costs recognized	$ 1,972	$ 90	$ 2,131	$ 78

1 Includes the AUI plan acquired in the acquisition of Utility Group (note 3) in 2009.
2 Includes the Younger and Harmattan plans acquired in the acquisition of Taylor (note 3) in 2008.

The assets are invested under balanced fund mandates with a broad mix of fixed income, Canadian equity and foreign equity investments. The collective investment mixes for the plans are as follows as at December 31, 2009:

	Percentage of plan assets
Cash and short-term equivalents	2.4%
Canadian equities	33.78%
Foreign equities	27.74%
Fixed income	36.08%
	100.00%

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one-percentage-point change in the assumed health care trend rates would have the following effects for 2009:

	Increase	**Decrease**
Service and interest costs	7	(6)
Accrued benefit obligation	310	(249)

23. RELATED PARTY TRANSACTIONS

On October 8, 2009 AltaGas acquired all of the outstanding common shares of Utility Group (note 3) and therefore consolidated the operating results of the Utility Group with the results of the Trust. All intercompany transactions have been eliminated on consolidation.

In the normal course of business, the Trust and its affiliates transact with related parties. These transactions are recorded at their exchange amounts and are as follows:

Years ended December 31	2009	2008
Fees for administration, management and other services paid by		
Utility Group to the Trust [1]	$ -	$ 219
The Trust to Utility Group [1]	$ -	$ 4
Natural gas sales by the Trust to Utility Group subsidiaries [1]	$ -	$ 96,457
Fees for operating services paid by Utility Group subsidiaries [1]	$ -	$ 427
Transportation services provided by Utility Group subsidiaries [1]	$ -	$ 491
Office space and furniture rental payments made by the Trust to a corporation owned by an employee	$ 90	$ 88

1 Includes transactions up to the date of acquisition of Utility Group (note 3).

The resulting amounts due from and to related parties are non-interest-bearing and are related to transactions in the normal course of business.

24. JOINT VENTURES

The Trust's proportionate interest in its joint venture arrangements is summarized as follows:

	2009	2008
Proportionate share of operating income for the years ended December 31		
Revenues	$ 238,176	$ 402,006
Expenses	193,807	290,677
	$ 44,369	$ 111,329
Proportionate share of net assets at December 31		
Current assets	$ 31,304	$ 39,517
Capital assets	299,213	283,426
Energy services arrangements, contracts and relationships	82,284	88,893
Long-term investments and other assets	14	1
Current liabilities	(15,644)	(30,622)
Other long-term liabilities	(1,660)	(912)
	$ 395,511	$ 380,303
Proportionate share of cash flows for years ended December 31		
Operating activities	$ 61,613	$ 121,015
Investing activities	(18,497)	(214,624)
Financing activities	(38,309)	96,094
	$ 4,807	$ 2,485

25. NON-MONETARY TRANSACTION

In first quarter 2009 AltaGas entered into a non-monetary transaction with a third party in which it exchanged B.C. Renewable Energy Certificates (RECs) for verified emission offsets that were generated in Alberta. The RECs will be created through the generation of power at the Bear Mountain Wind Park between 2009 and 2011. The verified emission offsets received by AltaGas were used to offset the costs to comply with Alberta's Specified Gas Emitters Regulation in 2009.

26. CONTINGENT LIABILITY

Sundance B Unit 4 Power Outage

The contingent liability related to the Sundance B Unit 4 facility outage in mid-December 2008 due to the failure of an induced fan was settled in August 2009. The terms of the settlement are confidential. No contingent liabilities are outstanding related to power outages.

27. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial presentation.

28. SUBSEQUENT EVENT

Warrants

On January 1, 2010 AltaGas issued 180,433 units on exercise of special warrants that were originally issued in February 2008 on a one-for-one basis at $24.94 per special warrant.

Landis Energy Corporation

On February 2, 2010 AltaGas offered to acquire all the outstanding common shares of Landis Energy Corporation (Landis) in exchange for cash of $0.80 per common share. The acquisition is valued at approximately $22 million and, if successful, will be funded through AltaGas' existing credit facilities. The offer is subject to certain conditions, including its acceptance by the holders of at least two-thirds of the outstanding common shares of Landis and regulatory approval. The offer is currently due to expire on March 10, 2010.

29. SEGMENTED INFORMATION

AltaGas is an integrated energy trust with a portfolio of assets and services used to move energy from the source to the end user. The majority of the transactions among the reporting segments are recorded at the market price of the commodities, and the remainder is at the exchange amount. In accordance with the CICA Handbook Section 1700, for the year ended December 31, 2009, AltaGas has changed the composition of its reportable segments as a result of modifications and growth of the enterprise. Comparative periods have been restated based on the current reportable segments. The following describes the Trust's three reporting segments:

Gas	• NGL processing and extraction plants • transmission pipelines to transport natural gas and NGL • natural gas gathering lines and processing facilities • energy consulting and sale of natural gas and electricity • natural gas storage facilities • regulated natural gas distribution assets
Power	• coal-fired and gas-fired power output under power purchase arrangements and other agreements • gas-fired power plants • wind and run-of-river power plants
Corporate	• the costs of providing corporate services and general corporate overhead, investments in public and private entities, corporate assets and the effects of changes in the fair value of risk management contracts

The following tables show the composition by segment:

Year ended December 31, 2009	Gas Segment	Power Segment	Corporate Segment	Intersegment elimination	Total
Revenue	$ 1.142,411	$ 188.508	$ 14.919	$ (81.270)	$ 1.264.568
Unrealized gain on risk management	-	-	3.697	-	3,697
Cost of sales	(802.262)	(86.280)	-	76.854	(811.688)
Operating and administrative	(166.433)	(6, 9)	(40.133)	4.416	(208.219)
Amortization	(63.427)	(8.167)	(2.527)	-	(74.121)
Foreign exchange gain	-	-	(1)	-	(1)
Interest expense	-	-	(31.759)	-	(31.759)
Income (loss) before income taxes	$ 110.289	$ 87.992	$ (55.804)	-	$ 142.477
Net additions to					
Capital assets [1]	$ 323.779	$ 159.544	$ 3.073	-	$ 486.396
Long-term investment and other assets [2]	$ (12.300)	$ (367)	$ 24.410	-	$ 11.743
Goodwill	$ 201.728	-	-	-	$ 201.728
Segmented assets	$ 2.053.177	$ 425.899	$ 150.020	-	$ 2.629.096

1 Difference in timing of cash flows, non-cash transactions and assets acquired in business acquisitions (note 3), recorded as acquisition of long-term investment on statement of cash flow of $245,397.

2 Difference in timing of cash flows, non-cash transactions and assets acquired in business acquisitions (note 3), recorded as acquisition of long-term investment on statement of cash flow of $195,553.

Year ended December 31, 2008	Gas Segment	Power Segment	Corporate Segment	Intersegment elimination	Total
Revenue	$ 1,643,187	$ 223,510	$ 1,882	$ (62,770)	$ 1,805,809
Unrealized gain on risk management	–	–	10,986	–	10,986
Cost of sales	(1,308,989)	(94,518)	–	63,189	(1,340,318)
Operating and administrative	(173,230)	(3,715)	(44,136)	(419)	(221,500)
Amortization	(57,306)	(7,436)	(2,236)	–	(66,978)
Foreign exchange gain	–	–	1,369	–	1,369
Interest expense	–	–	(27,399)	–	(27,399)
Income (loss) before income taxes	$ 103,662	$ 117,841	$ (59,534)	–	$ 161,969
Net additions to					
Capital assets [1]	$ 664,847	$ 136,523	$ 6,592	–	$ 807,962
Energy services arrangements, contracts and relationships	$ 53,000	–	–	–	$ 53,000
Long-term investment and other assets [2]	–	$ 713	$ (47,479)	–	$ (46,766)
Goodwill	$ 143,840	–	–	–	$ 143,840
Segmented assets	$ 1,708,335	$ 268,474	$ 155,444	–	$ 2,132,253

1 Difference in timing of cash flows, non-cash transactions and assets acquired in business acquisitions (note 3), recorded as acquisition of long-term investment on statement of cash flow of $679,652.

2 Difference in timing of cash flows, non-cash transactions and assets acquired in business acquisitions (note 3), recorded as acquisition of long-term investment on statement of cash flow of $358,259.

10–Year Review of Financial and Operating Information

($ millions unless otherwise indicated)		2009	2008	2007
Financial Highlights				
Income Statement	Revenue	1,268.3	1,816.8	1,428.4
	Net revenue [1]	456.6	476.5	324.0
	EBITDA [1]	248.4	256.4	173.7
	Operating Income [1]			
	Gas	110.3	103.6	59.3
	Power	88.0	117.9	94.6
	Corporate	(24.1)	(33.5)	(27.3)
		174.2	188.0	126.6
	Net income	141.3	163.6	108.8
	Net income per basic unit	$ 1.80	$ 2.38	$ 1.90
	EBITDA per basic unit [1]	$ 3.16	$ 3.73	$ 3.03
Cash Flow	Funds from operations [1]	202.3	216.8	162.9
	Funds from operations per basic unit [1]	$ 2.58	$ 3.15	$ 2.84
	Distributions/dividends per unit declared [2]	$ 2.16	$ 2.125	$ 2.065
Balance Sheet	Capital assets	1,857.1	1,436.7	682.3
	Energy service arrangements, contracts and relationships	128.9	138.9	95.7
	Total assets	2,629.1	2,132.3	1,172.7
	Short-term debt	14.6	4.5	3.6
	Long-term debt	1,000.1	560.8	217.2
	Unitholders' equity	1,048.9	957.4	584.7
Unit Data (millions)	Units outstanding at year-end	80.3	71.9	58.1
	Weighted average units outstanding for the year (basic)	78.5	68.8	57.4
Ratios (%)	Return on average equity	13.6	19.6	19.8
	Return on average invested capital	10.0	13.6	16.2
	Debt as a percentage of total capitalization	49.2	37.8	27.4
Operating Results				
Gas	Extraction inlet capacity (Mmcf/d) [3]	1,594	1,594	554
	Extraction ethane volumes (Bbls/d) [4]	26,817	24,795	13,355
	Extraction NGL volumes (Bbls/d) [4]	13,236	12,242	6,752
	Total extraction volumes (Bbls/d) [4]	40,053	37,037	20,108
	Frac spread – realized ($/Bbl) [4,5]	23.46	26.97	21.38
	Frac spread – average spot price ($/Bbl) [4,5]	19.51	28.79	22.48
	Transmission volumes (Mmcf/d) [4,6]	324	379	407
	Processing capacity (gross Mmcf/d) [3]	1,172	1,172	1,023
	Processing throughput (gross Mmcf/d) [4]	453	541	527
	Processing capacity utilization (%) [3]	39	46	52
	Natural gas deliveries – end-use (PJ) [7]	6.62	–	–
	Natural gas deliveries – transportation (PJ) [7]	0.55	–	–
	Service sites [3]	72,717	–	–
	Degree day variance (%) [9]	9.9	–	–
	Energy management service contracts [3]	1,748	1,711	1,466
	Average gas volumes marketed (GJ/d) [4,9]	354,513	302,392	388,217
Power	Volume of power sold (GWh) [3]	2,726	2,623	2,661
	Price received on the sale of power ($/MWh) [4]	68.97	84.51	68.59
	Alberta Power Pool price ($/MWh) [4]	47.84	89.95	66.84

1. Non–GAAP financial measure. See discussion on page 33. 2. Distributions declared do not include the November 2005 and August 2007 special distributions of AltaGas Utility Group Inc. shares. 3. As at December 31. 4. Annual average. 5. Indicative frac spread or NGL margin, expressed in dollars per barrel of NGL and derived from Edmonton postings for propane, butane and condensate and the daily AECO natural gas price. 6. Excludes NGL pipeline volumes.

2006	2005	2004	2003	2002	2001	2000
1,362.6	1,502.3	864.6	710.6	492.7	489.8	506.7
318.9	296.9	250.4	217.3	169.9	135.0	116.3
173.1	155.5	133.4	121.9	94.8	69.9	57.0
63.4	66.3	55.8	29.5	33.8	43.4	36.9
90.9	48.7	35.8	31.6	26.1	–	–
(27.6)	(6.9)	–	–	–	–	–
126.7	108.1	91.6	61.1	59.9	43.4	36.9
114.5	90.3	65.8	38.3	29.4	19.2	17.6
$ 2.06	$ 1.67	$ 1.33	$ 0.84	$ 0.70	$ 0.50	$ 0.46
$ 3.12	$ 2.88	$ 2.70	$ 2.68	$ 2.24	$ 1.83	$ 1.50
161.7	129.0	108.6	90.2	70.8	50.2	40.5
$ 2.91	$ 2.39	$ 2.20	$ 1.98	$ 1.67	$ 1.31	$ 1.06
$ 1.995	$ 1.85	$ 1.31	$ 0.38	$ 0.28	$ 0.18	–
677.9	645.4	746.7	677.9	663.4	521.0	453.0
103.3	110.9	113.1	101.0	107.0	112.2	–
1,109.6	1,068.3	1,108.6	919.3	904.9	721.1	581.1
–	2.7	7.0	4.5	50.6	100.0	–
265.5	266.3	352.5	392.4	368.9	283.9	216.9
529.4	478.6	483.5	363.3	338.6	261.9	250.6
56.4	54.6	53.2	45.7	45.2	38.5	38.2
55.5	54.0	49.4	45.5	42.3	38.2	38.1
22.7	18.4	15.7	10.9	9.8	7.3	7.0
16.3	13.0	11.6	11.1	9.3	8.7	8.6
33.4	36.0	42.6	52.2	55.3	58.5	45.6
554	539	539	349	349	219	211
13,132	13,155	8,602	4,056	1,425	1,063	1,159
6,564	6,202	4,834	3,519	1,974	1,555	2,210
19,696	19,357	13,436	7,575	3,399	2,618	3,369
18.47	9.31	10.51	6.23	6.35	–	–
18.47	9.31	10.51	6.23	6.35	–	–
400	432	432	403	106	47	36
1,021	962	913	861	842	768	712
555	563	560	520	492	489	418
54	60	61	61	63	65	61
–	10.50	14.70	14.70	14.70	13.65	14.70
–	9.45	11.55	10.50	8.40	8.40	7.35
–	61,447	60,430	59,543	58,499	57,542	56,692
–	(1.4)	2.6	6.9	7.8	(3.4)	6.5
1,394	1,243	427	–	–	–	–
327,057	312,272	174,337	–	–	–	–
2,878	3,466	3,481	3,266	2,669	–	–
69.26	54.59	48.77	47.56	41.27	–	–
80.48	70.19	54.54	62.98	43.85	–	–

7. 2009 deliveries reflect Utility Group deliveries as of October 8, 2009, when the Trust obtained control and 100 percent of Heritage Gas deliveries as of November 18, 2009. Excludes Inuvik Gas Ltd. for all periods; excludes Heritage Gas Limited for all periods prior to 2009. 8. Variance from 20-year average – positive variances are favourable. 9. Includes volumes marketed directly, volumes transacted on behalf of other operating segments and volumes sold in gas exchange transactions.

Unitholder Information

2009 Distribution History

Ex-Distribution Date	Record Date	Payment Date	Amount
January 22, 2009	January 26, 2009	February 17, 2009	$0.18
February 23, 2009	February 25, 2009	March 16, 2009	$0.18
March 23, 2009	March 25, 2009	April 15, 2009	$0.18
April 23, 2009	April 27, 2009	May 15, 2009	$0.18
May 21, 2009	May 25, 2009	June 15, 2009	$0.18
June 23, 2009	June 25, 2009	July 15, 2009	$0.18
July 23, 2009	July 27, 2009	August 17, 2009	$0.18
August 21, 2009	August 25, 2009	September 15, 2009	$0.18
September 23, 2009	September 25, 2009	October 15, 2009	$0.18
October 22, 2009	October 26, 2009	November 16, 2009	$0.18
November 23, 2009	November 25, 2009	December 15, 2009	$0.18
December 23, 2009	December 29, 2009	January 15, 2010	$0.18
Total 2009 Cash Distribution Declared			$2.16

Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan (DRIP or the plan)

AltaGas Income Trust offers a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan for eligible holders of Trust units and limited partnership units that are exchangeable into Trust units (Exchangeable Units).

The plan provides unitholders with a convenient and economical way to maximize their investment in AltaGas by providing the opportunity to:

- Reinvest cash distributions into Trust units at a 5 percent discount to the average market price, under the distribution reinvestment component of the plan; or
- Receive a 2 percent premium cash distribution, under the premium distribution component of the plan. AltaGas has suspended the Premium component of the plan. While the Premium component of the plan is suspended, participants will continue to receive regular cash distributions.
- Eligible unitholders may also make optional trust unit purchases at the weighted average market price.

Registered unitholders who are eligible and wish to participate in the plan must enroll directly with Computershare Trust Company of Canada, while beneficial unitholders should contact their broker, investment dealer, financial institution or other nominee that holds their units, in order to enroll.

Complete details on the DRIP are available on the AltaGas Website at www.altagas.ca.

AltaGas Unit Price and Volume (ALA.UN)


Unit Price
Volume
High
Low
Close
Volumes Traded (millions)
$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
12
10
8
6
4
2
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2008 High – $27.50 Low – $15.50 Close – $17.50
2009 High – $19.09 Low – $12.25 Close – $18.80

Corporate Information

Management Team

David W. Cornhill
Chairman and Chief Executive Officer

Richard M. Alexander
President and Chief Operating Officer

Deborah S. Stein
Vice President Finance
and Chief Financial Officer

Massimiliano Fantuz
Executive Vice President

David R. Wright
Executive Vice President Strategy
and Corporate Development

Gregory A. Aarssen
Vice President Corporate Affairs

Nancy A. Anderson
Vice President
Renewable Energy – Wind

Jeremy R. Baines
Vice President and Treasurer

James B. Bracken
Senior Vice President
Major Projects

Douglas H. Brown
Divisional Vice President
Renewable Energy – Hydro

Dennis A. Dawson
Vice President General Counsel
and Corporate Secretary

Michael J. Kilby
Divisional Vice President
Gas Services

Bradley G.H. Mattson
Vice President
and Corporate Controller

Patricia M. Newson
President
AltaGas Utility Group

Marilyn A. Pfaefflin
Divisional Vice President
Transmission

Kent E. Stout
Vice President
Corporate Resources

William C. Swan
Divisional Vice President
Energy Management

Randy W. Toone
Divisional Vice President
Field Gathering and Processing
and Energy Services

David R. Tulk
Divisional Vice President
Extraction and Transmission

Auditors
Ernst & Young LLP
Calgary, Alberta, Canada

Transfer Agent
Computershare Trust Company
of Canada
Calgary, Alberta, Canada

Toll-free: 1-800-564-6253
Email: service@computershare.com

Investors are encouraged to contact Computershare for information concerning their security holdings.

Stock Exchange Listing
Toronto Stock Exchange: ALA.UN

Annual Meeting
The annual meeting will be held at 3:00 p.m. MDT on Thursday, June 3, 2010 at The Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta.

Investor Relations
For investor relations enquiries, please contact:
Tel: (403) 691-7100
Toll-free: 1-877-691-7199
Fax: (403) 691-7150
Email: investor.relations@altagas.ca

Definitions

Bbls/d	barrels per day
Bcf	billion cubic feet
bps	basis points
GJ	gigajoule
GJ/d	gigajoule per day
GWh	gigawatt-hour
Mcf	thousand cubic feet
Mmcf/d	million cubic feet per day
MW	megawatt
MWh	megawatt-hour
NGLs	natural gas liquids
PJ	petajoule

Design and production Karo Group
Photography Gary Campbell, page 2 photo: Cambria Gordon
Printed by McAra


AltaGas
1700, 355 - 4th Avenue SW
Calgary, Alberta T2P 0J1
altagas.ca

SEC File # 82-34911



NEWS RELEASE



ALTAGAS CLOSES ACQUISITION OF LANDIS ENERGY CORPORATION

Calgary, Alberta (March 23, 2010) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) and Landis Energy Corporation (Landis) (TSXV: LIS) are pleased to announce the successful completion of the acquisition of Landis by AltaGas Ltd., an indirect wholly-owned subsidiary of AltaGas.

"The Landis acquisition is a good strategic fit for AltaGas," said David Cornhill, Chairman and CEO of the Trust. "Landis is a developer of underground natural gas storage facilities, a business that AltaGas entered last year with the successful commissioning of a 5.3 Bcf gas storage asset in Sarnia, Ontario. With a focus in Atlantic Canada, Landis adds good opportunities for AltaGas to grow its storage capacity, including the advanced Alton natural gas storage development project."

"Over the past several years, the Landis team has made progress with the development of various storage projects," said David Birkett, President and CEO of Landis. "As part of a larger entity, we look forward to proceeding with exciting development opportunities."

AltaGas Ltd. made an offer, dated February 2, 2010 to acquire all of the outstanding common shares of Landis. The offer, which originally expired on March 10, 2010, was extended to March 22, 2010 at which date an aggregate of 25,775,651 Landis shares (constituting approximately 93.3 percent of the outstanding shares) had been tendered or were subject to notice of guaranteed delivery. AltaGas has now taken up and paid for the tendered shares.

AltaGas Ltd., through the provisions of Part 16 of the Business Corporations Act (Alberta), has acquired the Landis shares of shareholders who did not accept the offer. As a result, AltaGas Ltd. now beneficially owns and controls all of the outstanding common shares of Landis.

As a result of the acquisition, Landis shares are expected to be delisted from the TSX Venture Exchange (TSXV).

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

Not for distribution to U.S. newswire services or for dissemination in the United States.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or

events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Adrianne Lovric
(403) 691-9873
adrianne.lovric@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca



NEWS RELEASE



ALTAGAS ANNOUNCES SUCCESSFUL OFFER FOR LANDIS ENERGY CORPORATION

Calgary, Alberta (March 22, 2010) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) is pleased to announce that 1,349,479 additional Landis Energy Corporation (Landis) (TSXV: LIS) common shares have been tendered to the offer dated February 2, 2010 (the Offer) made by AltaGas Ltd. (the Offeror), an indirect wholly-owned subsidiary of AltaGas. AltaGas Ltd. will take up all such additional common shares that were validly tendered and not withdrawn as of the expiring of the offer on March 22, 2010 and, together with the Landis common shares previously taken up, will at such time have taken up an aggregate of 25,775,651 common shares of Landis, representing approximately 93.3 percent of the common shares of Landis on a fully diluted basis.

The Offeror intends to exercise its right to acquire all the remaining Landis common shares by way of compulsory acquisition as soon as practicable. AltaGas will provide further details related to the acquisition upon completion of the Offer, expected on or about March 23, 2010.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

Not for distribution to U.S. newswire services or for dissemination in the United States.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Adrianne Lovric
(403) 691-9873
adrianne.lovric@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

This pricing supplement, together with the prospectus to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into the prospectus, as amended or supplemented, constitutes a public offering of these securities only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority has in any way passed upon the merits of these securities and any representation to the contrary is an offence. These securities have not been and will not be registered under the United States Securities Act of 1933 and, subject to certain exceptions, may not be offered or sold within the United States of America.

ALTAGAS INCOME TRUST

Pricing Supplement No:	No. 2
Date:	March 22, 2010

(To a short form shelf prospectus of AltaGas Income Trust (the "**Trust**") dated June 5, 2009, as supplemented by a prospectus supplement of the Trust dated June 22, 2009.)

MEDIUM TERM NOTES – SERIES 3

(unsecured)

Unconditionally guaranteed as to principal and interest by AltaGas Holding Limited Partnership No.1

Terms of Issue

Designation:	5.49% Medium Term Notes, Series 3 (the "**Notes**")
CUSIP #:	02137ZAE4
Principal Amount:	$200,000,000
Commission Rate:	0.37%
Issue Price:	$999.88 per $1,000 principal amount
Net Proceeds (after commission):	$199,236,000
Currency:	Canadian dollars
Trade Date:	March 22, 2010
Settlement Date:	March 25, 2010
Maturity Date:	March 27, 2017
Place of Delivery:	Calgary, Alberta
Coupon Rate:	5.49%
Coupon Dates:	Semi-annually in arrears on September 27 and March 27 in each year, commencing on September 27, 2010.
Initial Coupon Payment Date:	September 27, 2010
Initial Coupon Payment:	$27.751 per $1,000 principal amount
Redemption Provisions:	The Trust may redeem the Notes, either in whole at any time, or in part from time to time, upon not less than 30 and not more than 60 days prior notice, at the higher of the Canada Yield Price (as defined below) and par, together with accrued and unpaid interest to, but excluding, the date of redemption.
Government of Canada Yield Additional Percentage:	59 bps
Form of Notes:	Global Note registered in the name of CDS & Co.
Trustee:	Computershare Trust Company of Canada

Dealers:	RBC Dominion Securities Inc. Scotia Capital Inc. BMO Nesbitt Burns Inc. CIBC World Markets Inc. National Bank Financial Inc. TD Securities Inc. HSBC Securities (Canada) Inc.
Method of Distribution:	Agency
Aggregate Principal Amount of Medium Term Notes Outstanding (including those described in this Pricing Supplement):	$700,000,000
Use of Proceeds:	The net proceeds to the Trust from the sale of the Notes will be used to pay down existing bank indebtedness and for general corporate purposes.
Capitalized Terms:	Capitalized terms used in this Pricing Supplement No. 2 and not defined herein have the meaning given to such terms in the trust indenture dated May 12, 2005 between the Trust and Computershare Trust Company of Canada (the "**Trust Indenture**").

Repurchase Upon Change of Control Triggering Event:

The following description is qualified in its entirety by the terms of the third supplemental indenture to be entered into as of March 25, 2010 between the Trustee and the Trust (the "**Third Supplemental Trust Indenture**") amending and supplementing the terms of the Trust Indenture in respect of the Notes.

If a Change of Control Triggering Event (as defined below) occurs, unless the Trust has exercised its optional right to repurchase all of the Notes as described in the Trust Indenture, the Trust will be required to make an offer to repurchase all or, at the option of the Noteholder, any part (equal to $1,000 or an integral multiple thereof) of each Noteholder's Notes pursuant to the offer described below (the "**Change of Control Offer**"), at a purchase price payable in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase.

Within 30 days following any Change of Control Triggering Event, the Trust will be required to give written notice to Noteholders describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Notes on the date specified in the notice (the "**Change of Control Payment Date**"), which date will be no earlier than 30 days and no later than 60 days from the date such notice is given. The Trust must comply with the requirements of applicable securities laws and regulations in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such applicable securities laws and regulations conflict with the provisions described in this Pricing Supplement No. 2 relating to a Change of Control Offer, the Trust will be required to comply with such laws and regulations and will not be deemed to have breached its obligations to repurchase the Notes by virtue of such conflict.

The Trust will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer substantially in the manner, at the times and in compliance with the requirements for a Change of Control Offer (and for at least the same purchase price payable in cash) and such

third party purchases all Notes properly tendered and not withdrawn under its offer.

The failure by the Trust to comply with the covenant set forth above relating to a Change of Control will constitute an Event of Default with respect to the Notes.

Amendment to Definition of Funded Obligations in Third Supplemental Trust Indenture:

The definition of Funded Obligations for purposes of the Third Supplemental Trust Indenture and the Notes only shall be amended as follows:

"**Funded Obligations**" means, in respect of the Trust and its Designated Subsidiaries, as of the date of determination thereof and as determined in accordance with Generally Accepted Accounting Principles on a consolidated basis, without duplication, an amount equal to the Indebtedness which would be classified as debt for borrowed money on a consolidated balance sheet of the Trust and its Designated Subsidiaries excluding (a) Non-Recourse Debt; (b) Subordinated Debt; (c) Purchase Money Obligations; and (d) any amount in respect of obligations of the Trust to a Designated Subsidiary or of a Designated Subsidiary to the Trust or another Designated Subsidiary.

Amendment to Definition of Permitted Encumbrances in Third Supplemental Trust Indenture:

The definition of Permitted Encumbrances for purposes of the Third Supplemental Trust Indenture and the Notes shall be amended by removing paragraph (a) thereof in its entirety.

Risk Factors

In addition to the risks identified or incorporated by reference in the prospectus of the Trust dated June 5, 2009, an investment in the Notes is subject to the following additional risks:

Repurchase Upon Change of Control Triggering Event

In the event that the Trust is required to repurchase the Notes upon the occurrence of a Change of Control Triggering Event, it may not have sufficient funds to repurchase the Notes in cash at such time. In addition, the Trust's ability to repurchase the Notes for cash may be limited by applicable law. If the Trust is unable to repurchase the Notes upon the occurrence of a Change of Control Triggering Event, cross-default provisions in the Trust's other debt instruments may be triggered resulting in events of default thereunder.

Documents Incorporated by Reference

The prospectus of the Trust dated June 5, 2009, into which this pricing supplement is deemed to be incorporated by reference, also incorporates by reference therein:

(a) the audited consolidated financial statements of the Trust and notes thereto as at and for the years ended December 31, 2009 and 2008 together with the auditors' report thereon, and management's discussion and analysis of results of operations and financial condition for the year ended December 31, 2009;

(b) the annual information form of the Trust dated March 4, 2010 for the year ended December 31, 2009; and

(c) the information circular dated March 3, 2009 relating to the Annual and Special Meeting of unitholders of the Trust held on April 21, 2009.

Definitions

"**Canada Yield Price**" shall mean, in effect, a price equal to the price of the Note being redeemed calculated to provide a yield to maturity equal to the Government of Canada Yield (as defined below) on the business day preceding the date on which the notice of redemption is given, plus the Government of Canada Yield Additional Percentage, as set forth above.

"**Change of Control**" shall mean the occurrence of any one of the following: (a) the direct or indirect sale, transfer, conveyance, lease or other disposition (other than by way of consolidation, amalgamation, arrangement, merger or issue of voting securities), in one or a series of related transactions, of all or substantially all of the property and assets of the Trust, on a consolidated basis, to any person or group of persons acting jointly or in concert for purposes of such transaction (other than to the Trust or its subsidiaries); or (b) the consummation of any transaction including, without limitation, any consolidation, amalgamation, arrangement, merger or issue of voting securities the result of which is that any person or group of persons acting jointly or in concert for purposes of such transaction (other than the Trust and its subsidiaries) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting securities of the Trust and/or securities convertible or exchangeable into or carrying the right to acquire voting securities of the Trust or of any such consolidated, amalgamated, merged or other continuing entity, measured by voting power rather than number of voting securities (but shall not include the creation of a holding company or similar transaction that does not involve a change in the beneficial ownership of the Trust); provided that a Change of Control shall not be deemed to have occurred solely as a result of any SIFT Restructuring provided that the result of the SIFT Restructuring is that the beneficial owners of voting securities and/or securities convertible or exchangeable into or carrying the right to acquire voting securities of the Trust immediately prior to the SIFT Restructuring continue to beneficially own, directly or indirectly, more than 50% of the voting securities and/or securities convertible or exchangeable into or carrying the right to acquire voting securities, in such resulting entity immediately after such SIFT Restructuring, measured by voting power rather than by number of securities.

"**Change of Control Triggering Event**" shall mean the occurrence of both a Change of Control and a Rating Event.

"**DBRS**" means DBRS Limited and its successors.

"**Government of Canada Yield**" on any date shall mean, in effect, the yield to maturity on such date, assuming semi-annual compounding, which a non-callable Government of Canada Bond would carry, if issued in Canadian Dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to the remaining term to maturity of the Notes being redeemed. The Government of Canada Yield will be the average of the yields determined by two major Canadian investment dealers selected by the Trust.

"**Investment Grade Rating**" shall mean a rating equal to or higher than BBB- (or the equivalent of any successor rating category of S&P) by S&P, BBB (low) (or the equivalent of any successor rating category of DBRS) by DBRS, or the equivalent investment grade credit rating from any other Specified Rating Agency.

"**Moody's**" means Moody's Investors Service, Inc. and its successors.

"**Rating Event**" shall mean the rating on the Notes is lowered to below an Investment Grade Rating by each of the Specified Rating Agencies, if there are less than three Specified Ratings Agencies, or by two out of three of the Specified Ratings Agencies, if there are three Specified Ratings Agencies (the "**Required Threshold**"), on any day within the 60-day period (which 60-day period will be extended so long as the rating of the Notes is under publicly announced consideration for a possible downgrade by such number of the Specified Rating Agencies which, together with Specified Ratings Agencies which have already lowered their ratings on the Notes as aforesaid, would aggregate in number the Required Threshold, but only to the extent that, and for so long as, a Change of Control Triggering Event would result if such downgrade were to occur) after the earlier of (a) the occurrence of a Change of Control and (b) public notice of the occurrence of a Change of Control or of the Trust's intention or agreement to effect a Change of Control.

"S&P" means Standard & Poor's Ratings Services and its successors.

"SIFT Restructuring" means any restructuring, reorganization or other transaction or series of related transactions undertaken by the Trust and its subsidiaries as a result of which a corporation is established, created, or adopted for, or in replacement of, the Trust, or any combination of the foregoing, effected for the purpose, directly or indirectly, of addressing the changes to the taxation of certain trusts and partnerships under the *Income Tax Act* (Canada) originally announced on October 31, 2006, as supplemented and implemented from time to time.

"Specified Rating Agencies" shall mean each of S&P and DBRS and, if a rating of the Notes is obtained from Moody's shall also include Moody's, as long as, in each case, such entity has not ceased to rate the Notes or failed to make a rating of the Notes publicly available for reasons outside of the Trust's control; provided that if one or more of S&P, DBRS or Moody's, as applicable, ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of the Trust's control, the Trust may select any other "approved rating organization" within the meaning of National Instrument 41-101 of the Canadian Securities Administrators as a replacement agency for such one or more of them, as the case may be, and provided further that the Trust shall maintain a rating with at least two Specified Rating Agencies at all times.

Consent of Ernst & Young LLP

We have read pricing supplement No. 2 dated March 22, 2010 to the short form base shelf prospectus of AltaGas Income Trust (the "**Trust**") dated June 5, 2009, as supplemented by the prospectus supplement dated June 22, 2009, relating to the offering of up to $500,000,000 of Medium Term Note Debentures (collectively the "**Prospectus**") of the Trust. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the Unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2009 and 2008, and the consolidated statements of income and accumulated earnings, comprehensive income and accumulated other comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2009. Our report is dated February 23, 2010.

Calgary, Canada
March 22, 2010

(signed) "Ernst & Young LLP"
Chartered Accountants

Ernst & Young LLP

Les titres décrits dans le présent supplément de fixation du prix, ainsi que dans le prospectus auquel il se rattache, dans sa version modifiée ou complétée, et les documents qui sont réputés intégrés par renvoi dans le prospectus, dans sa version modifiée ou complétée, ne sont offerts que là où l'autorité compétente a accordé son visa; ils ne peuvent être proposés que par des personnes dûment inscrites. Aucune commission des valeurs mobilières ni aucune autorité similaire ne s'est prononcée sur la qualité des titres offerts dans le présent supplément; toute personne qui donne à entendre le contraire commet une infraction. Ces titres n'ont pas été ni ne seront inscrits en vertu de la loi des États-Unis intitulée Securities Act of 1933 *et, sous réserve de certaines exceptions, ne peuvent être offerts ni vendus aux États-Unis d'Amérique.*

ALTAGAS INCOME TRUST

Numéro du supplément de fixation du prix :	N° 2
Date :	Le 22 mars 2010

(Se rattachant à un prospectus simplifié préalable d'AltaGas Income Trust (la « **Fiducie** ») daté du 5 juin 2009, dans sa version complétée par un supplément de prospectus de la Fiducie daté du 22 juin 2009.)

BILLETS À MOYEN TERME – SÉRIE 3

(non assortis d'une sûreté)

Capital et intérêts inconditionnellement garantis par AltaGas Holding Limited Partnership No. 1

Modalités de l'émission

Désignation :	Billets à moyen terme 5,49 %, série 3 (les « **billets** »)
Numéro CUSIP :	02137ZAE4
Capital :	200 000 000 $
Commission :	0,37 %
Prix d'émission :	999,88 $ par tranche de capital de 1 000 $
Produit net (après commission) :	199 236 000 $
Monnaie :	Dollar canadien
Date de l'opération :	Le 22 mars 2010
Date de règlement :	Le 25 mars 2010
Date d'échéance :	Le 27 mars 2017
Lieu de livraison :	Calgary (Alberta)
Taux d'intérêt nominal des coupons :	5,49 %
Échéances des coupons :	Semestriellement, à terme échu, le 27 septembre et le 27 mars de chaque année, à compter du 27 septembre 2010
Date du premier paiement des coupons :	Le 27 septembre 2010
Premier paiement des coupons :	27,751 $ par tranche de capital de 1 000 $
Dispositions de remboursement :	La Fiducie peut rembourser les billets, en totalité à tout moment ou en partie de temps à autre, moyennant un préavis d'au moins 30 jours et d'au plus 60 jours, au plus élevé des montants

suivants : le prix selon le rendement des obligations du Canada (au sens défini ci-après) ou la valeur nominale des billets, majoré des intérêts courus et impayés jusqu'à la date de remboursement, exclusivement.

Pourcentage supplémentaire au taux de rendement des obligations du gouvernement du Canada :	59 points de base
Forme des billets :	Billet global immatriculé au nom de CDS & Co.
Fiduciaire :	Société de fiducie Computershare du Canada
Courtiers :	RBC Dominion valeurs mobilières Inc. Scotia Capitaux Inc. BMO Nesbitt Burns Inc. Marchés mondiaux CIBC Inc. Financière Banque Nationale Inc. Valeurs Mobilières TD Inc. Valeurs Mobilières HSBC (Canada) Inc.
Mode de placement :	Placement pour compte
Capital global des billets à moyen terme en circulation (y compris les billets décrits dans le présent supplément de fixation du prix) :	700 000 000 $
Emploi du produit :	Le produit net revenant à la Fiducie tiré de la vente des billets servira à rembourser des dettes bancaires existantes et aux fins générales de l'entreprise.
Termes clés :	Les termes clés utilisés dans le présent supplément de prospectus n° 2 sans y être définis ont le sens qui leur est attribué dans l'acte de fiducie daté du 12 mai 2005 intervenu entre la Fiducie et Société de fiducie Computershare du Canada (l'« **acte de fiducie** »).

Remboursement en cas d'événement déclencheur de changement de contrôle :

L'exposé suivant doit être lu à la lumière des conditions du troisième acte complémentaire qui sera conclu le 25 mars 2010 par le fiduciaire et la Fiducie (le « **troisième acte complémentaire de la Fiducie** »), modifiant et mettant à jour les conditions de l'acte de fiducie visant les billets.

Si un événement déclencheur de changement de contrôle (défini ci-après) se produit, à moins que la Fiducie n'ait exercé son droit facultatif de rembourser la totalité des billets de la façon décrite dans l'acte de fiducie, la Fiducie devra offrir de rembourser la totalité ou, au gré du porteur de billets, toute partie (par tranches de 1 000 $) des billets de ce porteur aux termes de l'offre décrite

plus loin (l'« **offre en cas de changement de contrôle** ») au prix de remboursement au comptant correspondant à 101 % du montant en capital majoré des intérêts courus et impayés à la date de remboursement.

Dans un délai de 30 jours après tout événement déclencheur de changement de contrôle, la Fiducie devra donner aux porteurs de billets un avis décrivant l'opération ou les opérations qui constituent l'événement déclencheur de changement de contrôle et offrant de rembourser les billets à la date précisée dans l'avis (la « **date de paiement suite à un changement de contrôle** »), date qui ne tombera pas moins de 30 jours ni plus de 60 jours après la date à laquelle l'avis est remis. La Fiducie est tenue de respecter les exigences des lois et des règlements sur les valeurs mobilières applicables dans le cadre du remboursement des billets par suite d'un événement déclencheur de changement de contrôle. Dans la mesure où les dispositions de ces lois ou de ces règlements sur les valeurs mobilières applicables entrent en conflit avec les dispositions relatives à une offre en cas de changement de contrôle résumées dans le présent supplément de fixation du prix n° 2, la Fiducie sera tenue de se conformer à ces lois et règlements et ne sera pas réputée avoir manqué à son obligation de rembourser les billets en raison de ce conflit.

La Fiducie ne sera pas tenue de faire une offre en cas de changement de contrôle à la survenance d'un événement déclencheur de changement de contrôle si un tiers fait une telle offre essentiellement de la façon, dans les délais et en conformité avec les exigences applicables à une offre en cas de changement de contrôle (et assortie au moins du même prix d'achat payable au comptant) et que ce tiers achète la totalité des billets déposés en bonne et due forme et dont le dépôt n'a pas été révoqué aux termes de son offre.

Tout manquement par la Fiducie aux dispositions qui précèdent relativement à un changement de contrôle constituera un cas de défaut au titre des billets.

Modification de la définition d'obligations financées dans le troisième acte complémentaire de la Fiducie :

La définition d'obligations financées contenue dans le troisième acte complémentaire de la Fiducie et applicable aux billets est modifiée comme suit :

« **obligations financées** » À l'égard de la Fiducie et de ses filiales désignées, à la date à laquelle il est établi conformément aux principes comptables généralement reconnus sur une base consolidée, sans double emploi, montant correspondant à la dette figurant au bilan consolidé de la Fiducie et de ses filiales désignées à l'exclusion a) de la dette sans recours; b) de la dette subordonnée; c) des obligations au titre du prix d'achat; et d) de tout montant au titre des obligations de la Fiducie envers une filiale désignée, ou d'une filiale désignée envers la Fiducie ou une autre filiale désignée.

Modification de la définition de charges autorisées dans le troisième acte complémentaire de la Fiducie :

La définition de charges autorisées contenue dans le troisième acte complémentaire de la Fiducie et applicable aux billets est modifiée par le retrait du paragraphe a) en entier.

Facteurs de risque

En plus des risques énumérés dans le prospectus de base ou intégrés par renvoi dans le prospectus de la Fiducie daté du 5 juin 2009, un placement dans les billets est assujetti aux risques additionnels suivants :

Remboursement en cas d'événement déclencheur de changement de contrôle

Si la Fiducie doit rembourser les billets à la survenance d'un événement déclencheur de changement de contrôle, il se pourrait qu'elle n'ait pas les fonds suffisants pour payer les billets au comptant à ce moment. De plus, la capacité de la Fiducie de rembourser les billets au comptant pourrait être limitée par les lois applicables. Si la Fiducie est incapable de rembourser les billets à la survenance d'un événement déclencheur de changement de contrôle, les dispositions en matière de défaut croisé contenues dans les autres conventions relatives à des titres de créance de la Fiducie pourraient être déclenchées, ce qui pourrait donner lieu à un cas de défaut aux termes de ces conventions.

Documents intégrés par renvoi

Le prospectus de la Fiducie daté du 5 juin 2009, dans lequel le présent supplément de fixation du prix est réputé intégré par renvoi, intègre aussi par renvoi :

a) les états financiers consolidés vérifiés de la Fiducie et les notes y afférentes pour les exercices terminés les 31 décembre 2009 et 2008, ainsi que le rapport des vérificateurs s'y rapportant, de même que le rapport de gestion pour l'exercice terminé le 31 décembre 2009;

b) la notice annuelle de la Fiducie datée du 4 mars 2010 pour l'exercice terminé le 31 décembre 2009;

c) la circulaire d'information de la direction datée du 3 mars 2009 relativement à l'assemblée annuelle et extraordinaire des porteurs de parts de la Fiducie tenue le 21 avril 2009;

Définitions

Le « **prix selon le rendement des obligations du Canada** » s'entend, dans les faits, du prix du billet faisant l'objet d'un remboursement, calculé pour donner un rendement à l'échéance correspondant au rendement des obligations du Canada (au sens défini ci-dessous) le jour ouvrable précédant la date à laquelle l'avis de remboursement est donné, majoré du pourcentage supplémentaire au taux de rendement des obligations du gouvernement du Canada indiqué ci-dessus.

Le « **changement de contrôle** » s'entend de la survenance de l'un ou l'autre des cas suivants : a) la vente, le transfert, le transport, la location ou une autre disposition, directement et indirectement (autrement qu'au moyen d'un regroupement, d'un arrangement, d'une fusion ou de l'émission de titres avec droit de vote), exécuté en une opération ou une série d'opérations connexes, de la totalité ou de la quasi-totalité des biens et des actifs de la Fiducie, sur une base consolidée, à une personne ou un groupe de personnes agissant conjointement ou de concert aux fins d'une telle opération (autre que la Fiducie et ses filiales); b) la conclusion de toute opération, notamment, un regroupement, un arrangement, une fusion ou une émission de titres avec droit de vote qui fait en sorte qu'une personne ou un groupe de personnes agissant conjointement ou

de concert aux fins d'une telle opération (sauf la Fiducie et ses filiales) devient le propriétaire véritable, directement et indirectement, de plus de 50 % des titres avec droit de vote de la Fiducie ou des titres qui, par échange, par conversion ou autrement, donnent le droit d'acquérir des titres avec droit de vote de la Fiducie ou de l'entité résultant du regroupement ou de la fusion ou de l'entité remplaçante, pourcentage mesuré en fonction des droits de vote plutôt qu'en fonction du nombre de titres avec droit de vote (mais ne comprend pas la création d'une société de portefeuille ou une opération semblable qui ne comporte pas un changement de la propriété véritable de la Fiducie). Toutefois, un changements de contrôle ne peut pas découler uniquement de la restructuration d'une EIPD si la restructuration d'une EIPD fait en sorte que les propriétaires véritables des titres avec droit de vote ou des titres qui, par échange, par conversion ou autrement, donnent le droit d'acquérir des titres avec droit de vote de la Fiducie immédiatement avant la restructuration continuent d'être propriétaires véritables, directement ou indirectement, de plus de la moitié des titres avec droit de vote ou des titres qui, par échange, par conversion ou autrement, donnent le droit d'acquérir des titres avec droit de vote dans l'entité issue de l'opération immédiatement après la restructuration, pourcentage mesuré en fonction des droits de vote plutôt qu'en fonction du nombre de titres.

Un « **événement déclencheur de changement de contrôle** » s'entend à la fois d'un changement de contrôle et d'un événement défavorable concernant la notation.

« **DBRS** » s'entend de DBRS Limited et de ses successeurs.

Le « **rendement des obligations du gouvernement du Canada** » s'entend à toute date, dans les faits, du rendement à l'échéance à cette date, en supposant qu'il soit composé semestriellement, que donnerait une obligation du gouvernement du Canada non remboursable libellée en dollars canadiens, comportant une durée jusqu'à l'échéance correspondant à la durée restante jusqu'à la date d'échéance des billets remboursés si elle était émise à cette date au Canada à 100 % de son capital. Le rendement des obligations du Canada correspondra à la moyenne des rendements déterminés par deux importants courtiers en placement canadiens choisis par la Fiducie.

Une « **note de grande qualité** » s'entend d'une note égale ou supérieure à BBB- (ou l'équivalent de toute catégorie de notation remplaçante de S&P) accordée par S&P, à BBB (bas) (ou l'équivalent de toute catégorie de notation remplaçante de DBRS) accordée par DBRS ou une note de crédit de grande qualité équivalente de toute autre agence de notation déterminée.

« **Moody's** » s'entend de Moody's Investors Service, Inc. et de ses successeurs.

Un « **événement défavorable concernant la notation** » s'entend du déclassement de la note des billets par chaque agence de notation déterminée s'il y en a moins que trois ou par deux des trois agences de notation déterminées s'il y en a trois (le « **seuil requis** ») un jour quelconque au cours de la période de 60 jours (laquelle période sera prolongée tant que la note des billets fait l'objet d'une analyse annoncée publiquement en vue d'un déclassement éventuel par le nombre d'agences de notation déterminées qui, avec les agences de notation déterminées qui ont déjà déclassé la note qu'elles ont accordée aux billets, comme il est indiqué précédemment, forme le seuil requis, mais uniquement dans la mesure, et tant et aussi longtemps, qu'un événement déclencheur de changement de contrôle serait provoqué par un tel déclassement s'il survenait) après le premier des deux événements suivants à survenir, à savoir a) la survenance d'un changement de contrôle et b) un avis public de la survenance d'un changement de contrôle ou de l'intention de la Fiducie d'effectuer un changement de contrôle ou d'une convention du Fonds conclue à cette fin.

« **S&P** » s'entend de Standard & Poor's Ratings Services et de ses successeurs.

La « **restructuration d'une EIPD** » désigne une restructuration, une réorganisation ou une autre opération ou série d'opérations connexe entreprises par la Fiducie et ses filiales, à la suite de laquelle une société est constituée, créée ou adoptée, ou remplace la Fiducie, ou une combinaison de ce qui précède, effectuée dans le but, directement ou indirectement, de tenir compte des changements apportés au régime d'imposition de certaines fiducies et sociétés de personnes en vertu de la *Loi de l'impôt sur le revenu* (Canada) qui ont été initialement annoncés le 31 octobre 2006, dans leur version éventuellement complétée et mise en application à l'occasion.

Les « **agences de notation déterminées** » s'entendent de S&P et DBRS et, si Moody's octroie une note aux billets, s'entend également de Moody's, tant et aussi longtemps, dans chaque cas, qu'elles ne cessent pas de noter les billets ou n'omettent pas de rendre publique une note pour les billets pour des raisons indépendantes de la volonté de la Fiducie. Si une ou plusieurs de ces agences cessent de noter les billets ou omettent de rendre publique une note pour les billets pour des raisons indépendantes de la volonté de la Fiducie, elle peut choisir une autre « **agence de notation agréée** », au sens du Règlement 41-101 des Autorités canadiennes en valeurs mobilières, comme agence de remplacement pour une ou plusieurs des agences précitées, selon le cas, à condition que la Fiducie reste notée par au moins deux agence de notation déterminées à tout moment.

Consentement d'Ernst & Young s.r.l.

Nous avons lu le supplément de fixation du prix n°2 daté du 22 mars 2010 relatif au prospectus préalable de base simplifié d'AltaGas Income Trust (la «Fiducie») daté du 5 juin 2009, complété par le supplément de prospectus daté du 22 juin 2009, relatif au placement de débentures-billets à moyen terme d'un maximum de 500 000 000 $ (collectivement le «prospectus») de la Fiducie. Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention du vérificateur sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus susmentionné notre rapport aux porteurs de parts de la Fiducie portant sur les bilans consolidés de la Fiducie aux 31 décembre 2009 et 2008 et les états consolidés des résultats et des bénéfices cumulés, du résultat étendu et du cumul des autres éléments du résultat étendu et des flux de trésorerie pour chacun des exercices compris dans la période de deux ans terminée le 31 décembre 2009. Notre rapport est daté du 23 février 2010.

Calgary, Canada
Le 22 mars 2010

(signé) « *Ernst & Young s.r.l.* »
Comptables agréés

SEC File # 82-34911



Ernst & Young LLP
Chartered Accountants
Ernst & Young Tower
1000, 440 2nd Avenue S.W.
Calgary, Alberta T2P 5E9

Tel: 403 290 4100
Fax: 403 290 4265
ey.com/ca

March 19, 2010

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission - Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers, Quebec
The Office of the Administrator, Securities Administration Branch, New Brunswick
Nova Scotia Securities Commission
Securities office, Office of the Attorney General, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Nunavut
Registrar of Securities, Yukon
Registrar of Securities, Northwest Territories

Re: AltaGas Income Trust (the "Trust")

Dear Sirs/Mesdames:

We refer to the short form base shelf prospectus of AltaGas Income Trust (the "Trust") dated June 5, 2009, as supplemented by the prospectus supplement dated June 22, 2009 relating to the offering of up to $500,000,000 of Medium Term Note Debentures (collectively the "Prospectus") of the Trust.

We consent to the use, through incorporation by reference in the Prospectus, of our report dated February 23, 2010 to the Unitholders of the Trust on the following financial statements:

- Consolidated balance sheets of the Trust as at December 31, 2009 and 2008.
- Consolidated statements of income and accumulated earnings, comprehensive income and accumulated other comprehensive income and cash flows for each of the years in the two year period ended December 31, 2009.

We also consent to the reference to our firm under the caption "Interests of Experts" in the Annual Information Form dated March 4, 2010 incorporated by reference in the Prospectus.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other

purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Ernst & Young LLP

Chartered Accountants

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer : AltaGas Income Trust
Symbol : ALA.UN
Reporting Period: 03/01/2010 - 03/31/2010

Summary

Issued & Outstanding Opening Balance : 78,794,085 As at : 03/01/2010

	Effect on Issued & Outstanding Securities
Employee Trust Unit Option Plan #1 (10%) April 27, 2006	4,000
DRIP Plan #1 - Trust Units	167,983
DRIP Plan #2 - Exchangeable LP Units	10
Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance : 78,966,078

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance: **3,775,875** As at : 03/01/2010

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
03/05/2010	N		1,000		
Filer's comment December 10, 2008 options exercised by employee at $14.24 per trust unit					
03/11/2010	N		500		
Filer's comment December 10, 2008 options exercised by employee at $14.24 per trust unit					
03/15/2010	N	5,000			
Filer's comment Options granted to new employee at $18.51 expiring March 15, 2020					
03/22/2010	N		2,500		
Filer's comment December 10, 2008 options exercised by employee at $14.24 per trust unit					
03/23/2010	N			500	
Filer's comment March 23, 2007 options cancelled due to employee departure					
03/23/2010	N			500	
Filer's comment December 10, 2007 options cancelled due to employee departure					
Totals		5,000	4,000	1,000	0

Stock Options Outstanding Closing Balance: **3,775,875** As at : 03/31/2010

DRIP Plan #1 - Trust Units

Opening Reserve **3,964,694** As at : 03/01/2010

Effective Date	Securities Listed	Securities Issued
03/15/2010		167,983

Totals	0	167,983		
Closing Reserve:		**3,796,711**	As at :	03/31/2010

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve		**704,056**	As at :	03/01/2010
Effective Date	**Securities Listed**	**Securities Issued**		
03/15/2010		10		
Totals	0	10		
Closing Reserve:		**704,046**	As at :	03/31/2010

Other Issuances and Cancellations

Effective Date	**Transaction Type**	**Number of Securities**
Totals		0

Filed on behalf of the Issuer by:

Name: Tammy Belsham
Phone: 403-691-7575
Email: tammy.belsham@altagas.ca
Submission Date: 04/06/2010
Last Updated: 04/06/2010

Form 1 Submission - Change in Issued and Outstanding Securities

AMENDMENT

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	11/01/2009 - 11/30/2009

Summary

Issued & Outstanding Opening Balance :	77,876,065	As at :	11/01/2009
	Effect on Issued & Outstanding Securities		
Employee Trust Unit Option Plan #1 (10%) April 27, 2006	0		
DRIP Plan #1 - Trust Units	134,196		
DRIP Plan #2 - Exchangeable LP Units	10		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	78,010,271		

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance: **3,114,500** As at : 11/01/2009

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
11/09/2009	N	725,000			

Filer's comment
Options granted to existing officers and senior management at $18.15 expiring November 9, 2019

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
11/30/2009	N	2,500			

Filer's comment
Options granted to new employee at $18.40 expiring November 30, 2019

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
11/26/2009	N	7,000			

Filer's comment
Options granted to new employees at $18.84 expiring November 26, 2019

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
11/19/2009	N			5,000	

Filer's comment
October 9, 2009 options cancelled due to employee departure

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
11/02/2009	N	20,000			

Filer's comment
Options granted to new officer at $18.00 expiring November 2, 2019

		Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
Totals		754,500	0	5,000	0

Stock Options Outstanding Closing Balance: **3,864,000** As at : 11/30/2009

DRIP Plan #1 - Trust Units

Opening Reserve **619,611** As at : 11/01/2009

Effective Date	Securities Listed	Securities Issued

11/16/2009		134,196
Totals	0	134,196

Closing Reserve: **485,415** As at : 11/30/2009

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve **704,095** As at : 11/01/2009

Effective Date	Securities Listed	Securities Issued
11/16/2009		10
Totals	0	10

Closing Reserve: **704,085** As at : 11/30/2009

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name: Tammy Belsham
Phone: 403-691-7575
Email: tammy.belsham@altagas.ca
Submission Date: 06/03/2010
Last Updated: 06/03/2010